Form 20-F
period 2019-12-31
MorphoSys AG
filed 2020-03-18
CIK 1340243

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38455

MorphoSys AG

(Exact name of registrant as specified in its charter)

Germany	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
	Semmelweisstrasse 7 82152 Planegg Germany Telephone: +49 89-89927-0
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no-par-value*	MOR	The NASDAQ Stock Market LLC
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

Ordinary shares, no-par-value per share: 31,839,572 as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒ No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Large accelerated filer  ☒             Accelerated filer  ☐             Non-accelerated filer  ☐            Emerging growth company  ☐

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

Yes  ☐ No  ☒

i

ii

iii

INTRODUCTION

Unless otherwise indicated or unless the context requires otherwise, “MOR,” “the company,” “our company,” “we,” “us,” and “our” refer to MorphoSys AG and its consolidated subsidiaries.

We own various trademark registrations and applications, and unregistered trademarks, including MorphoSys and our corporate logo. All other trade names, trademarks and service marks referred to in this annual report on Form 20-F, or this annual report, are the property of their respective owners. Trade names, trademarks and service marks of other companies appearing in this annual report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this annual report may be referred to without the ® and ™ symbols, but such references should not be construed as an indicator that their respective owners will not assert, their rights thereto to the fullest extent under applicable law. We do not intend to use or display other companies’ trademarks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements are presented in euros. All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted. Throughout this annual report, references to “ADSs” mean American Depositary Shares or ordinary shares represented by American Depositary Shares, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes”, “estimates”, “anticipates”, “expects”, “plans”, “intends”, “may”, “could”, “might”, “will”, “should”, “aims” and other similar expressions that convey the uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses and current expectations concerning, among other things, our intellectual property position, results of operations, cash needs, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this report, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations. These forward-looking statements include, without limitation, statements about the following:

•

the timing, progress and results of preclinical studies and clinical trials for our product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and of our research and development programs;

•	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;

•

the proposed clinical development pathway for tafasitamab and our other product candidates, and the acceptability of the results of such trials for regulatory approval of such product candidates by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or comparable foreign regulatory authorities;

•	our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the timing for meetings with regulatory agencies;

•	our intent regarding the commercialization of tafasitamab;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our ability to identify and develop new product candidates;

•	our ability to identify new collaboration partners and successfully enter into new collaboration arrangements;

•	our ability to identify, recruit and retain key personnel;

•	our ability to protect and enforce our intellectual property protection for our proprietary and partnered product candidates, as well as the scope of such protection;

•	our expectations with regard to our future revenues and our future financial condition;

•	our expectations regarding the future development of MOR202 in multiple myeloma and autoimmune indications, among those anti-PLA2R-autoantibody positive membranous nephropathy; and

•	the development of and projections relating to our competitors or our industry.

Actual results could differ materially from our forward-looking statements due to a number of factors, including, the risks set forth under the section “Risk Factors” of this report and elsewhere in this report.

Any forward-looking statements that we make in this report are valid only as of the date of such statements, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data.

Consolidated Net Profit/Loss for the Period

In 2019, the net result for the period amounted to € -103.0 million (2018: € -56.2 million).

STATEMENT OF PROFIT OR LOSS 1

in million €	2019	2018	2017	2016	2015
Revenues	71.8	76.4	66.8	49.7	106.2
Cost of Sales	(12.1)	(1.8)	0.0	0.0	0.0
Research and Development Expenses [2]	(108.4)	(106.4)	(113.3)	(94.0)	(78.7)
Selling Expenses [2]	(22.7)	(6.4)	(4.8)	(2.4)	0.0
General and Administrative Expenses [2]	(36.7)	(21.9)	(15.7)	(13.4)	(15.1)
Other Income/Expenses	0.2	1.0	(0.6)	0.2	4.7
EBIT	(107.9)	(59.1)	(67.6)	(59.9)	17.2
Finance Income/Expenses	0.5	(0.3)	(1.2)	0.1	3.4
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	0.9	(1.0)	0.0	1.0	0.0
Income Tax Benefit / (Expenses)	3.5	4.3	(1.0)	(0.5)	(5.7)
Consolidated Net Profit / (Loss)	(103.0)	(56.2)	(69.8)	(60.4)	14.9
Earnings per Share, basic and diluted (in €) [3]	(3.26)	(1.79)	(2.41)	(2.28)	-
Earnings per Share, basic (in €)	-	-	-	-	0.57
Earnings per Share, diluted (in €)	-	-	-	-	0.57
Shares Used in Computing Earnings per Share (in units), basic and diluted [3]	31,611,155	31,338,948	28,947,566	26,443,415	-
Shares Used in Computing Earnings per Share (in units), basic	-	-	-	-	26,019,855
Shares Used in Computing Earnings per Share (in units), diluted	-	-	-	-	26,244,292
Dividends Declared per Share (in € and $)	-	-	-	-	-

[1]	Differences due to rounding.
[2]

In 2018, selling expenses were presented for the first time. In order to provide comparative information for the previous year, the figures for 2017 and 2016 have been adjusted accordingly. The figures for 2015 were not adjusted due to materiality reasons.

[3]

Basic and diluted Earnings per Share are the same in each of the years ended December 31, 2019, 2018, 2017 and 2016, because the assumed exercise of outstanding stock options and convertible bonds would be anti-dilutive due to our consolidated net loss in the respective periods.

STATEMENT OF FINANCIAL POSITION DATA 1

in million €	12/31/2019	12/31/2018	12/31/2017	12/31/2016	12/31/2015
Assets
Current Assets	303.7	388.9	340.7	308.1	300.1
Non-current Assets [2]	192.7	149.9	74.7	155.5	100.0

Total	496.4	538.8	415.4	463.6	400.1

Equity and Liabilities
Current Liabilities [2]	61.6	45.9	47.7	38.3	27.5
Non-current Liabilities [2]	40.2	4.5	9.0	9.8	9.9
Stockholders’ Equity [3]	394.7	488.4	358.7	415.5	362.7

Total	496.4	538.8	415.4	463.6	400.1

[1]	Differences due to rounding.
[2]	In 2019, due to the first time adoption of IFRS 16 Leases, right-of-use assets and lease liabilities are included in these figures only for 2019.
[3]	Includes Common Stock as of December 31, 2019: € 31,957,958; December 31, 2018: € 31,839,572, December 31, 2017: € 29,420,785; December 31, 2016: € 29,159,770; December 31, 2015: € 26,537,682.

FINANCIAL SITUATION 1

in million €	2019	2018	2017	2016	2015
Net Cash Provided by/Used in Operating Activities	(80.1)	(33.3)	(38.4)	(46.6)	(23.5)
Net Cash Provided by/Used in Investing Activities	78.6	(177.3)	32.9	(80.8)	86.3
Net Cash Provided by/Used in Financing Activities	0.4	179.5	8.2	110.4	(4.1)
Cash and Cash Equivalents (as of 31 December)	44.3	45.5	76.6	73.9	90.9
Financial Assets at Fair Value through Profit or Loss [2]	20.5	44.6	0.0	0.0	0.0
Other Financial Assets at Amortized Cost, Current Portion [2]	207.8	268.9	0.0	0.0	0.0
Other Financial Assets at Amortized Cost, Net of Current Portion [2]	84.9	95.7	0.0	0.0	0.0
Available-for-sale Financial Assets [2]	0.0	0.0	86.5	63.4	64.3
Bonds, Available-for-sale [2]	0.0	0.0	0.0	6.5	33.1
Financial Assets Categorized as Loans and Receivables, Current Portion [2]	0.0	0.0	149.1	136.1	94.6
Financial Assets Categorized as Loans and Receivables, Net of Current Portion [2]	0.0	0.0	0.0	79.5	15.5

[1]	Differences due to rounding.
[2]	In 2018, due to the first time adoption of IFRS 9 Financial Instruments, the items representing liquidity are presented in different balance sheet items than in prior years.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the U.S. Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to Our Financial Condition

We cannot assure you of the adequacy of our capital resources to successfully complete the development and commercialization of our product candidates, and a failure to obtain additional capital, if needed, could force us to delay, limit, reduce or terminate one or more of our product development programs or commercialization efforts.

As of December 31, 2019, we had cash and cash equivalents, financial assets at fair value, with changes recognized in profit or loss, and current and non-current financial assets at amortized cost of € 357.4 million. We believe that we will continue to expend substantial resources for the foreseeable future developing our proprietary product candidates and in particular tafasitamab. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, seeking regulatory approvals, as well as launching and commercializing of products approved for sale, if any, and potentially acquiring new products. In addition, other unanticipated costs may arise. Because the outcome of our anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our proprietary product candidates.

Our future funding requirements will depend on many factors, including but not limited to:

•	the numerous risks and uncertainties associated with developing therapeutic product candidates;

•	the number and characteristics of product candidates that we pursue;

•	the rate of enrollment, the need to expand, the progress, the costs and the outcomes of our clinical trials, which may or may not meet their intended endpoints;

•	the timing of, and cost involved in, conducting non-clinical studies that are regulatory prerequisites to conducting clinical trials of sufficient duration for successful product registration;

•	the cost of manufacturing clinical supply and establishing a commercial supply of our product candidates;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates if clinical trials are successful;

•	the timing of, and costs involved in, conducting post-approval studies that may be required by regulatory authorities;

•	the cost of commercialization activities for our product candidates, if any of our product candidates are approved for sale;

•

the terms and timing of any collaborative, licensing, or other arrangements that we may establish, including any required milestone and royalty payments thereunder and any non-dilutive funding that we may receive;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs, if any, and the outcome of any such litigation;

•	the timing, receipt, and amount of sales of, or royalties or milestones on, our existing and future products, if any; and

•	the costs to recruit and build the commercial organization including key executives needed for transformation.

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

We are a late-stage biopharmaceutical company. We have incurred significant losses since our inception. Our consolidated net loss for the year ended December 31, 2019 was €103.0 million. As of December 31, 2019, our accumulated deficit was approximately €255.8 million. The probability of being profitable strongly depends on the successful launch of tafasitamab and we may continue to incur losses in the next years as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved product candidates and add infrastructure and personnel to support our product development efforts and operations as a public company in the United States. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders’ deficit and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability. For example, our expenses could increase if we are required by the FDA or the EMA to perform trials in addition to those that we currently expect to perform, or if there are any delays in completing our currently planned clinical trials, the partnering process for our proprietary product candidates or in the development of any of our proprietary product candidates.

Our revenue to date has been primarily revenue from the license of our proprietary technology platforms, and milestone and royalty payments for our product candidates against targets provided by our collaborators. Our ability to generate revenue and achieve profitability in the future depends in large part on our ability, alone or with our collaborators, to achieve milestones and to successfully complete the development of, obtain the necessary regulatory approvals for, and commercialize, product candidates. This will require us to be successful in a range of challenging activities, including developing product candidates, obtaining regulatory approval for such product candidates, and manufacturing, marketing and selling those product candidates for which we may obtain regulatory approval. We may never succeed in these activities and may never generate revenue from product sales that is significant enough to achieve profitability. In addition, our revenues depend on the activities of our partners, over which we have no control, in respect of pursuing research and clinical trial activities and, where marketing approval has been granted, commercialization of our product candidates. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, develop other product candidates, or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Our operating results may fluctuate significantly in the future.

Our results of operations may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. The revenues we generate, if any, and our operating results will be affected by numerous factors, including, but not limited to:

•	the development status of our product candidates and, particularly, the timing of any milestone payments to be paid or received by us under our collaboration agreements;

•	the incurrence of clinical expenses that could fluctuate significantly from period to period;

•	the commercial success of the products marketed by our partners, in particular Tremfya®, and the amount of royalties to us associated therewith;

•	foreign exchange fluctuations;

•	the unpredictable effects of collaborations during these periods;

•	the timing of our satisfaction of applicable regulatory requirements;

•	the rate of expansion of our clinical development and other development efforts;

•	the effect of competing technologies and products and market developments; and

•	general and industry-specific economic conditions.

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

We may seek additional funding through a combination of equity offerings, debt financings, including convertible bond offerings, collaborations, licensing arrangements, strategic alliances and marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our shares. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our shares to decline. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third-party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

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

We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plan.

MorphoSys AG has implemented a business continuity plan to prevent the collapse of critical business processes to a large extent or to enable the resumption of critical business processes in case a natural disaster, public health emergency, such as the novel coronavirus, or other serious event occurs. However, depending on the severity of the situation, it may be difficult or in certain cases impossible for us to continue our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event and we may incur substantial costs that could have a material adverse effect on our business.

Risks Related to the Development, Clinical Testing and Commercialization of Our Product Candidates

Most of our proprietary product candidates are still in preclinical or clinical development, and only one of our partnered products has been approved for marketing and sale. We cannot give any assurance that any of our product candidates will receive regulatory approval, and if we are unable to obtain regulatory approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

Most of our proprietary product candidates are still in preclinical or clinical development, and only one of our partnered products, Tremfya®, has received regulatory approval. Although we may receive certain payments from our collaboration partners, including upfront payments, payments for achieving certain development, regulatory or commercial milestones and royalties, our ability to generate revenue from our product candidates’ sales is dependent on receipt of regulatory approval for, and successful commercialization of, such product candidates, which may never occur. Our business and future success is particularly dependent on our ability to develop, either alone or in partnership, successfully, receive regulatory approval for, and then successfully commercialize our proprietary product candidates, in particular, tafasitamab. Each of our product candidates will require additional preclinical and/or clinical development, regulatory approval in multiple jurisdictions, manufacturing supply, substantial investment and significant marketing efforts before we generate any revenue from product sales or royalties. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from applicable regulatory authorities. The success of our product candidates will depend on several factors, including the following:

•	successful completion of preclinical and/or clinical studies;

•	successful enrollment of patients in, and completion of, clinical trials;

•	successful demonstration of reproducibility in the production process and ability for market supply;

•	strategic commitment to particular product candidates and indications by us and our collaborators;

•	receipt of regulatory authorizations from applicable regulatory authorities for future clinical trials;

•	receipt of product approvals, including marketing approvals, from applicable regulatory authorities;

•	successful local and regional pricing and reimbursement negotiations with third-party payors to enable patients’ access to our product candidates;

•	successful validation of biomarkers and development of biomarker assays in those studies or programs where biomarkers are part of the development plan;

•	successful completion of all safety studies required to obtain regulatory approval in the United States, the European Union and other jurisdictions for our product candidates;

•	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates and brands;

•	securing market supply and distribution network

•	launching approved product candidates/brands of our product candidates, if and when approved, whether alone or in collaboration with others;

•	acceptance of our approved product candidates/brands by patients, the medical community and third-party payors;

•	effectively competing with other therapies and ability to demonstrate clinically meaningful results;

•	enforcing and defending intellectual property rights and claims;

•	maintaining a continued acceptable safety and quality profile of the product candidates following approval; and

•	maintaining a continued, sufficient supply of drug product in acceptable quality.

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

In December 2019, we submitted a biologics license application, or BLA, for tafasitamab in combination with lenalidomide to the U.S. FDA. We cannot be certain that it will be accepted for filing or receive regulatory approval. We have not submitted a similar regulatory approval filing to comparable foreign authorities, for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if we are successful in conducting clinical trials and assembling required CMC (chemistry, manufacturing and controls) information. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, in part, upon the pricing potential, our ability to supply sufficient amounts of product candidates, the uptake of our product candidates and the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the market potential that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

We plan to seek regulatory approval to commercialize our product candidates both in the United States and in the EU, and potentially in additional foreign jurisdictions. While the scope of regulatory approval is similar in other countries, to obtain separate regulatory approval in many other countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions.

Clinical trials are very expensive, time-consuming and difficult to design and implement and involve uncertain outcomes. If clinical trials or production of our product candidates are prolonged, delayed or terminated, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all, which may materially adversely affect our business, financial condition, results of operations and prospects.

We are currently conducting clinical trials for tafasitamab and MOR202. Each of our clinical trials requires the investment of substantial expense and time and the timing of the commencement, continuation and completion of these clinical trials may be subject to significant delays or termination relating to various causes, including, among other things:

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

Clinical trials must be conducted with supplies of our product candidates produced under current good manufacturing practice, or cGMP, and supplied accordingly under good distribution practice, or GDP, requirements and other regulations. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on clinical trial sites and CROs to conduct and monitor our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct and monitor the study to GCP standards or are delayed for a significant time or fail in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.

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

These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunity will depend on, among other things, the acceptance of such data by the medical community and patient access, product pricing and reimbursement, any limitations on populations and indications in approved product labeling, as well as the approval of new or competing medicines. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which could materially adversely affect our business, financial condition, results of operations and prospects.

The speed at which we complete our clinical trials depends on many factors, including, but not limited to, patient enrollment. If we are unable to enroll patients in our clinical trials, our research and development efforts and business, financial condition, results of operations and prospects could be materially adversely affected.

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

Positive or timely results from preclinical or early-stage trials do not ensure positive or timely results in late-stage clinical trials or product approval by the FDA, the EMA, or comparable foreign regulatory authorities. We will generally be required to demonstrate with substantial evidence through well-conducted, possibly controlled clinical trials that our product candidates are safe and effective for use in a well-defined patient population before we can seek regulatory approvals for their commercial sale. Our planned clinical trials may produce negative or inconclusive results, and we or any of our current and future collaborators may decide, or regulators may require us, to conduct additional clinical or preclinical testing. Success in preclinical studies or early-stage clinical trials does not mean that future clinical trials or registration clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety or efficacy to the satisfaction of the FDA, the EMA and comparable foreign regulatory authorities, despite having progressed through preclinical studies and initial clinical trials. Product candidates that have shown promising results in early clinical trials may still suffer significant setbacks in subsequent clinical trials. For example, a number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. Similarly, interim results of a clinical trial do not necessarily predict final results.

Additionally, several of our clinical trials along with those we may conduct in the future utilize an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable and if we fail to obtain regulatory approval in any jurisdiction, we will not be able to commercialize our products in that jurisdiction, and our business, results of operations, financial condition and prospects may be materially adversely affected.

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

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication(s);

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

•

the laws, regulations or policies of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data or other regulatory submissions insufficient for approval; and

•

MorphoSys’ critical business operations, including but not limited to the Company’s supply chain, clinical trial conduct, as well as timelines for regulatory and commercial execution may be influenced negatively in case the implemented disaster recovery and business continuity plan may prove inadequate.

In particular, with respect to the development and potential approval of tafasitamab, we have recently submitted a regulatory filing to the FDA based on the open-label single-arm L-MIND trial. There may be a risk that the regulatory authorities do not grant approval based on single-arm data for tafasitamab plus lenalidomide, due to the fact that there is no comparator arm in the study. There might be an additional risk that the regulatory authorities do not accept our strategies to present alternative data, for example by providing data of our Re-MIND trial as a matched control cohort.

This approval process may result in failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects. The FDA, the EMA and other regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority. These authorities could require additional clinical data, including clinical trials designed with internal controls, in order to support regulatory approvals.

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

In order to commercialize our products in more than one jurisdiction, this will require separate regulatory approval in each market and compliance with numerous and varying regulatory requirements. The approval procedures vary from country to country and may require additional testing or other steps. Satisfying these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. In addition, in many countries outside the United States and in particular in many of the Member States of the European Union, a product must undergo health economic assessments to agree on pricing and/or be approved for reimbursement before it can be approved for sale in that country, or before it becomes commercially viable. The FDA and the EMA may come to different conclusions regarding approval of a marketing application. Approval by the FDA or the EMA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA or the EMA. In addition, failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, including as a result of population and other demographic difference across countries. We may not obtain regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. We may be required to conduct additional preclinical studies or clinical trials, which would be costly and time-consuming. If we or any future partner are unable to obtain regulatory approval for our product candidates in one or more significant jurisdictions, then the commercial opportunity for our product candidates, and our business, results of operations, financial condition and prospects, may be materially adversely affected.

The FDA may rescind the breakthrough designation for tafasitamab in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL who are not eligible for high-dose chemotherapy and autologous stem cell transplantation, and we may be unable to obtain breakthrough therapy designation for other indications or other product candidates. In addition, breakthrough therapy designation by the FDA may not lead to a faster development, regulatory review or approval process, and it may not increase the likelihood that tafasitamab will receive marketing approval in the United States.

Under the Food and Drug Administration Safety and Innovation Act, or FDASIA, the FDA is authorized to give certain products “breakthrough therapy designation”. A breakthrough therapy product candidate is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that such product candidate may demonstrate substantial improvement on one or more clinically significant endpoints over existing therapies. The FDA will seek to ensure the sponsor of a breakthrough therapy product candidate receives intensive guidance on an efficient drug development program, interactions with the agency’s senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review and a rolling review process whereby the FDA may consider reviewing portions of a marketing application before the sponsor submits the complete application. Product candidates designated as breakthrough therapies by the FDA may be eligible for other expedited programs, such as priority review, if approval would provide a significant improvement in safety or effectiveness.

The receipt of breakthrough therapy designation, or BTD, for a product candidate, or acceptance for one or more of the FDA’s other expedited programs, may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not guarantee ultimate approval by the FDA. For example, we are evaluating tafasitamab in combination with lenalidomide for the treatment of adult patients with relapsed or refractory, or r/r DLBCL; however, lenalidomide (being marketed by Celgene Corporation, now part of Bristol-Myers Squibb) is currently not approved for the treatment of adult patients with r/r DLBCL. There are a number of reasons why the FDA may not grant approval of a registration package for a product candidate. Among these reasons, a pivotal study of the combination of two unapproved product candidates in a particular indication may not alone be acceptable to support approval. Additionally, the FDA may later decide that the product candidate no longer meets the conditions for designation and may withdraw designation at any time or decide that the time period for FDA review or approval will not be shortened.

Fast track designation for one or more of our product candidates may not actually lead to a faster development or regulatory review or approval process.

In 2014, we received fast track designation for tafasitamab for the treatment of r/r DLBCL. If a product candidate is intended for the treatment of a serious condition, and preclinical or clinical data demonstrates the potential to address an unmet medical need for this condition, a product sponsor may apply for FDA fast track designation. Even though we have received fast track designation for tafasitamab for the treatment of r/r DLBCL, fast track designation does not ensure that we will receive marketing approval or that approval will be granted within any particular timeframe. We may not experience a faster development or regulatory review or approval process with fast track designation compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if they believe that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if any.

Undesirable side effects that may be caused by our product candidates could cause us, our collaboration partners or the regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or comparable foreign regulatory authorities. The results of our trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, our trials could be suspended or terminated and the FDA, the EMA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims.

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

We and our collaboration partners have conducted, are currently conducting and intend in the future to conduct, clinical trials outside the United States, particularly in the European Union where we are headquartered.

Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted by qualified investigators in accordance with GCP, including review and approval by an independent ethics committee and receipt of informed consent from trial patients. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the patient population for any clinical trial conducted outside of the United States must be representative of the population for which we intend to seek approval in the United States. In addition, while these clinical trials are subject to applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also comply with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any clinical trials that we or our collaboration partners conduct outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these or other product candidates in the United States. In other jurisdictions, for instance, in Japan, there is a similar risk regarding the acceptability of clinical trial data conducted outside of that jurisdiction.

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

Further, the FDA, the EMA or other regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Our product candidates may not be approved even if they achieve their primary endpoints in future phase 3 clinical trials or registration trials. The FDA, the EMA or other regulatory authorities may disagree with our trial design and our interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal phase 3 clinical trial that has the potential to result in FDA, EMA or other agencies’ approval. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA, the EMA or other regulatory authorities may not approve the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may materially adversely affect our business, prospects, financial condition and results of operations.

If the FDA, the EMA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, marketing, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product.

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

Once a product is approved by the FDA, the EMA or a comparable foreign regulatory authority for marketing, it is possible that previously unknown problems may occur with the product, including problems with third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our products, it may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•

refusal by the FDA, the EMA or comparable foreign regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	requirements to conduct additional clinical trials, change our product labeling or submit additional applications or application supplements;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The occurrence of any of these events, or any government investigation of alleged violations of law could require us to expend significant time and resources, could generate negative publicity, and may impair our ability to sell such product. If we or our collaborators are not able to maintain regulatory compliance, regulatory approval that has been obtained may be lost and we may not achieve or sustain profitability, which may materially adversely affect our business, prospects, financial condition and results of operations.

We may allocate our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may later prove to be more profitable or for which there is a greater likelihood of success, which may materially adversely affect our business, prospects, financial condition and results of operations.

Because we have limited financial and managerial resources, we must limit our licensing, research and development programs to specific product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial product candidates or profitable market opportunities, and our decisions concerning the allocation of research, collaboration, management and financial resources towards particular product candidates may not lead to the development of viable commercial products. In addition, if we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements when it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, in particular for our late-stage product candidates, our business, prospects, financial condition and results of operations could be materially adversely affected.

We currently do not have an appropriate sales and marketing organization yet and we have no history of commercializing our proprietary products.

The development of our proprietary product candidates has been limited to developing and applying our technology to source such products and undertaking preclinical studies and clinical trials thereof, either independently or with strategic partners. We have not yet demonstrated the ability to successfully complete the development of our proprietary product candidates, obtain marketing approvals, manufacture them at a commercial scale with our CMOs, or achieve market access and regulatory activities necessary for successful product commercialization of our proprietary product candidates. Any predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing our proprietary pharmaceutical products.

Factors that may affect our ability to commercialize our product candidates on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, setting up all relevant processes for commercialization, identifying and contracting on favorable terms with a contract sales and marketing organization, obtaining access to adequate numbers of physicians, achieving planned numbers of prescriptions of our product candidates for any approved uses we obtain in regulatory approvals and other unforeseen costs associated with creating, training and developing either an independent or contract sales and marketing organization.

We do not currently have an appropriate organization for commercialization, and developing or acquiring a sales and marketing organization or contracting with a sales and marketing organization on favourable terms will be expensive and time-consuming and could delay the launch of our product candidates. We may not be able to recruit, build, or contract with an effective sales and marketing organization. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may not be able to generate revenues from them or to reach or sustain profitability.

If any of our product candidates receive regulatory approval, the approved products may not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, in which case revenue generated from their sales would be limited.

The commercial success of our product candidates will depend upon their acceptance among e.g. third-party payors physicians, patients and the medical community. The degree of market acceptance of our product candidates will depend on a number of factors, including:

•	limitations, restrictions, or warnings contained in the approved labeling for a product candidate;

•	changes in the standard of care for the targeted indications for any of our product candidates, including issuance of or changes in medical society or treatment guidelines;

•	limitations in the approved clinical indications for our product candidates;

•	demonstrated clinical safety and efficacy compared to other products;

•	lack of significant adverse side effects;

•	medical affairs, market access, sales, marketing and distribution support;

•	availability of coverage and extent of pricing and reimbursement from other third-party payors;

•	timing of market introduction and perceived competitiveness versus competing products or regimens;

•	availability of alternative therapies at similar or lower cost, including generics/biosimilars and over-the-counter products;

•	whether and how the product is recommended in treatment guidelines;

•	whether the product can be used effectively with other therapies;

•	adverse publicity about our product candidates or favorable publicity about competitive products;

•	convenience and ease of administration of our products; and

•	potential product liability claims.

If any of our product candidates are approved but do not achieve an adequate level of acceptance by physicians, patients and the medical community, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

Risks Related to Our Reliance on Collaborators and Other Third-Parties

Collaborations on products and product candidates are important to our business, and future collaborations may also be important to us. If we are unable to maintain any of these collaborations or if these collaborations are not successful, our business could be materially adversely affected.

We have in the past entered into, and intend to continue to enter into, collaborations with other companies that we believe provide us with valuable funding and other benefits. However, we cannot ensure that any such collaboration will continue or be successful. For example, in March 2015, we and Celgene Corporation (now part of Bristol-Myers Squibb) agreed to end the existing co-development and co-promotion agreement for MOR202, following which we regained the rights to MOR202. We have subsequently partnered Chinese regional rights to MOR202, and our partner I-Mab will further develop MOR202 in multiple myeloma, or MM, for Greater China. We cannot ensure that such collaboration will be successful. Our inability to find a partner for any of our product candidates may result in our termination of that specific product candidate program or evaluation of a product candidate in a particular indication. We are currently investigating the development of MOR202 outside of China in an autoimmune indication. In addition, we have entered into various other collaboration and license arrangements with third-parties. In July 2018, together with Galapagos who co-owned MOR106 with us, we signed a license agreement with Novartis, who will be responsible for the development and commercialization of the compound in the future. On October 28, 2019, we announced the end of the clinical development program of MOR106 in atopic dermatitis. The joint decision of all three involved parties, Galapagos, MorphoSys and Novartis, was based on an interim analysis for futility that was performed in the phase 2 IGUANA trial. All studies in atopic dermatitis will be ended. The parties will explore the future strategy with MOR106. In November 2018, we entered into a collaboration and licensing agreement with I-Mab for an additional proprietary program, MOR210. Our partner I-Mab will perform certain preclinical and clinical development activities, and we will share territorial rights (Greater China and South Korea for I-Mab, rest of world for MorphoSys). In January 2020, we entered into a collaboration and license agreement with Incyte Corporation, or Incyte, to further develop and commercialize our proprietary antibody tafasitamab globally. This agreement received clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act as well as by the German and Austrian antitrust authorities on or before March 2, 2020, and became effective on March 3, 2020. Under the terms of the agreement, we and Incyte will co-commercialize tafasitamab in the U.S., while Incyte has exclusive commercialization rights outside of the U.S. In addition, we and Incyte have agreed to co-develop tafasitamab broadly in relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL), frontline DLBCL, as well as additional indications beyond DLBCL, such as follicular lymphoma (FL), marginal zone lymphoma (MZL) and chronic lymphocytic leukemia (CLL). We cannot ensure that any such collaboration or license agreement or further clinical development or the commercialization will be successful.

In the future, we may enter into additional collaborations to fund our development programs or to gain access to sales, marketing or distribution capabilities. Under most of our previous collaboration agreements, we grant our partners an exclusive license to certain therapeutic antibodies for specific targets and receive license fees, research and development funding, milestone payments and/or, if a product is approved for marketing, sales royalties in return. Following the discovery and preclinical testing phase, these partners are typically solely responsible for the further development of the product candidate and therefore exercise full control over its further development and potential commercialization. Our existing collaborations, and any future collaborations we enter into, therefore may pose a number of risks, including the following:

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

•

collaborators may not put sufficient resources or may delay or underperform in their activities to seek regulatory approval, pricing approval and perform commercial and medical affairs activities to market and sell the product;

•	collaborators may not be compliant with applicable laws and regulations;

•

collaborators could independently develop, or develop with third-parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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

•

disagreements with collaborators or licensors, including disagreements over proprietary rights, contract interpretation and breach of contract claims, payment obligations or the preferred course of development, might cause delays or termination of the research, development or commercialization of products or product candidates, might lead to additional responsibilities, including financial obligations for us with respect to products or product candidates, or delays or withholding of any payments due or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third-parties, which may expose us to litigation and potential liability; and

•

collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our research, development and commercial collaborations do not result in the successful development and commercialization, as applicable, of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If any commercial collaborator underperforms or terminates the agreement with us, we may generate less profits / more losses. If we do not receive the funding, or do not generate the profits, we expect under these agreements, the development and commercialization of our product candidates and products could be delayed, and we may need additional resources to develop and commercialize our proprietary product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this report also apply to the activities of our program collaborators.

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

For all our proprietary product candidates, we face significant competition. This may negatively impact our ability to enter into potential partnerships or licensing agreements for our compounds. For example, we decided not to pursue MOR202 development in MM outside the collaboration with I-Mab in Greater China without another partner for the rest of the world. Instead, we are currently pursuing the further development of MOR202 outside of China in an autoimmune indication. Our ability to reach definitive agreements for partnerships will depend, among other things, upon our assessment of the partner’s resources and expertise, the terms and conditions of the proposed partnership and the proposed partner’s evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of approval by the FDA, the EMA or comparable foreign regulatory authorities, the potential market for the subject product candidate, market access and pricing considerations in the respective territory, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, incidence and prevalence of the respective disease, and industry and market conditions generally. The partner may also consider alternative product candidates for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our product candidate.

Collaborations and commercialization partnerships are complex and time-consuming to negotiate and document. If we are unable to reach agreements with suitable partners on a timely basis, on acceptable terms, or at all, we may have to curtail or even stop the development of a product candidate in one or all indications, in one or all territories in the world, reduce or delay one or more of our other discovery and development programs, delay its potential commercialization, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and other partnerships and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates in any or all indications or bring them to market in any or all territories in the world and our business may be materially and adversely affected.

We rely and expect to continue to rely on third-parties, including research/medical institutions, clinical investigators, CROs and/or other service providers, to conduct our development activities (preclinical studies, quality testing and clinical trials) and perform data collection, analysis and reporting, which may result in costs and delays in the development of our product candidates. If these third-parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates, and our business could be materially adversely affected.

We rely and expect to continue to rely on public and private medical/research institutions, clinical investigators, CROs, service providers and collaboration partners to conduct our early phase and late phase product development activities including the conduct of preclinical studies and clinical trials. Our development activities conducted in reliance on third-parties may be delayed, suspended or terminated, including for the following reasons:

•

the third-parties do not devote a sufficient amount of resources, time or effort to our activities or otherwise fail to successfully carry out their contractual duties or to meet regulatory obligations or expected deadlines;

•	we replace a third-party; or

•	the quality or accuracy of the data obtained by third-parties is compromised due to their failure to adhere to the study plans/protocols, GxP, regulatory requirements or for other reasons.

Although we perform sponsor oversight and audits using risk-based approaches, we do not have the ability to control every action of third-parties in their conduct of development activities. Nevertheless, we are responsible for ensuring that each of our development activities is conducted in accordance with the applicable study plan/protocol, GxP, legal, regulatory, intellectual property and scientific standards, and our reliance on these third-parties does not relieve us of our sponsor responsibilities. We and our third-parties are required to comply with GxP standards, which are regulations and guidelines enforced by the FDA, the competent authorities of the member states of the European Economic Area, or EEA, and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GxPs through periodic inspections of trial sponsors, principal investigators and trial sites, CROs and/or other involved service providers. If we or any of our third-parties fail to comply with applicable GxP standards, the study data generated in our preclinical studies and/or clinical trials may be deemed unreliable and the FDA, the EMA or comparable foreign regulatory authorities may require us to perform additional studies before potentially approving our marketing applications. We cannot ensure that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our development activities comply with GxP regulations. If third-parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our study plans/protocols, GxP and other regulatory requirements or for other reasons, our preclinical studies or clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

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

We currently rely on third-party suppliers and single-source third-party CMOs for the manufacturing and distribution of our product candidates, and our dependence on these third-parties may impair the development of our product candidates. Moreover, we intend to rely on third-parties to produce commercial supplies of any approved product candidate and our commercialization of any of our product candidates could be stopped, delayed or made less profitable if those third-parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices or fail to otherwise complete their duties in compliance with their obligations to us or in compliance with applicable laws. Service or supply failures, or other failures, business interruptions, or other disasters affecting the manufacturing facilities of any party participating in the supply chain, would adversely affect our ability to supply our product candidates and products.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical (with the exclusion of non-GLP testing) and clinical product supplies, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale under GMP. We therefore rely on and expect to continue to rely on third-party contract manufacturing organizations, or CMOs, for the supply of cGMP-grade, clinical trial materials and commercial quantities of our product candidates and products, if approved. The facilities used by our CMOs or other third-party manufacturers to manufacture our product candidates are subject to the FDA’s, the EMA’s and other comparable regulatory authorities’ preapproval inspections that will be conducted after we submit our BLA to the FDA or the required approval documents to any other relevant regulatory authority. Although we perform oversight of the manufacturing and testing activities by involvement in e.g. the Change Control and Deviation management of the CMO and qualification audits prior to contracting a CMO and subsequent regular audits of such facilities and GMP procedures, we are completely dependent on our contract manufacturers or other third-party manufacturers for compliance with the regulatory requirements, known as current good manufacturing practices, or cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture sufficient amounts of material that conforms to applicable specifications and the strict regulatory requirements of the FDA, the EMA or another comparable regulatory authority, we may not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition (except for our oversight obligations described above), we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control and quality assurance procedures and qualified personnel. If the FDA, the EMA or another comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or products for commercial sale, or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. If, for any reason, we were to experience an unexpected loss of supply of our product candidates, combination drug, or placebo or comparator product used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. If market demand increases, our current planning assumptions the CMO might not be willing or able to supply this additional material, leading to supply shortage on the market.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials and our product foreseen -after approval- for commercial sale. For certain items, there are a limited number of suppliers for raw materials that we use to manufacture our products and appropriate lead times for ordering such materials are factored into the manufacturing plans. However, there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. Moreover, we currently do not have any agreements in place for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have access to a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, could considerably delay the completion of our clinical trials, product testing and potential regulatory approval of our product candidates. Such delays could for example be caused by the implementation of corrective actions at the supplier, or even replacement of a contract manufacturer or other involved third-parties. If we or our manufacturers are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenue from the sale of our product candidates. Additionally, if we receive regulatory approval for our product candidates, we may experience unforeseen difficulties or challenges in the manufacture of our product candidates on a commercial scale compared to the manufacture for clinical purposes. We currently rely on single-source CMOs for the manufacturing of each of our proprietary product candidates, including Boehringer Ingelheim, or BI, for bulk manufacturing and filling as well as our suppliers for labeling, packaging and logistics in respect of tafasitamab. Thus any regulatory action, service failure, business interruptions, or other disasters affecting BI’s facilities or the facilities of our other CMOs for our other proprietary product candidates could result in a significant delay in the production and supply of tafasitamab and could, as a result, have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Our success depends in large part on our ability to obtain and maintain protection with respect to our intellectual property and proprietary technology. We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our products and product candidates. The patent position of pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably and can change. The patent applications that we own or in-license may fail to result in issued patents, and if they do, such patents may not cover our products or product candidates in the United States or in other countries. Accordingly, we cannot predict whether additional patents protecting our technology or our product candidates will issue in the United States or in non-U.S. jurisdictions, or whether any patents that do issue will have claims of adequate scope to provide us with a competitive advantage. Additionally, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property rights, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our licensed and owned patents, the reproduction of our manufacturing or other know-how or marketing of competing products in violation of our proprietary rights generally. Any of these outcomes could impair our ability to prevent competition from third-parties, which may have a material adverse effect on our business.

Competitors may use our technologies in jurisdictions where we have not obtained or are unable to adequately enforce patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States and Europe. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Proceedings to enforce our patent rights, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third-parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. In addition, we or our licensors may only pursue, obtain or maintain patent protection in a limited number of countries. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found. We may be unaware of prior art or other documents or experiments that could be used to invalidate an issued patent or prevent our pending patent applications from issuing as patents. Even if patents do successfully issue and even if such patents cover our products or product candidates, third-parties (including our licensees) may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Further, the existence of issued patents does not guarantee our right to practice the patented technology or commercialize the patented product. Third-parties may have or obtain rights to patents which they may use to prevent or attempt to prevent us from commercializing any of our patented product candidates, or which might require us to take license to such patents in order to be able to commercialize the respective product candidates. If these other parties are successful in obtaining valid and enforceable patents, and establishing our infringement of those patents, we could be prevented from selling our products unless we were able to obtain a license under such third-party patents. In addition, third-parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency of competent jurisdiction may find our patents invalid and/or unenforceable.

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

If the patent applications we own or have in-licensed with respect to our product candidates fail to issue as patents, if their breadth or strength of protection is narrowed or threatened, or if they fail to provide meaningful exclusivity, it could dissuade companies from collaborating with us and adversely affect our competitive position. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid or unenforceable or will be threatened by third-parties. Any successful challenge to any patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product or product candidate that we may develop and could impair or eliminate our ability to collect future revenues and royalties with respect to such products or product candidates. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to a product or product candidate. In addition, patents have a limited lifespan. In the United States and most foreign jurisdictions, the natural expiration of a patent is generally 20 years from the earliest filing date of a non-provisional patent application to which the patent claims priority. Various extensions may be available; however, the life of a patent and the protection it affords is limited. If we encounter delays in obtaining regulatory approvals, the period of time during which we could market a product under patent protection could be reduced. Even if patents covering our product candidates are obtained, once such patents expire, we may be vulnerable to competition from similar or biosimilar products. The launch of a biosimilar version of one of our products in particular would be likely to result in an immediate and substantial reduction in the demand for our product, which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Obtaining and maintaining our patent protection, including patents licensed from third-parties, depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which non-compliance can result in abandonment or lapse of a patent or patent application, resulting in partial loss, complete loss or unenforceability of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

If we or our licensors fail to maintain the patents and patent applications covering or otherwise protecting our product candidates, it could materially harm our business. In addition, to the extent that we have responsibility for taking any action related to the prosecution or maintenance of patents or patent applications in-licensed from a third-party, any failure on our part to maintain the in-licensed intellectual property could jeopardize our rights under the relevant license and may expose us to liability.

Third-parties might claim that we have not complied with the provisions of the respective governmental patent agencies. For example, third-parties might claim that not all prior art documents, or not all other documents or experiments, were submitted to the respective agencies under appropriate law. Such claims could lead to proceedings that are time-consuming and expensive. Such proceedings can result in abandonment or lapse of a patent or patent application, resulting in partial loss, complete loss or unenforceability of patent rights in the relevant jurisdiction. If such third-party claims are raised in the context of a pending litigation, then such proceedings can also result in a judgment that would require us to pay the other parties’ litigation expenses.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.

Even if the patent applications we own or license are issued, competitors may infringe these patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. For instance, we were involved in a patent litigation lawsuit as a plaintiff against Janssen Biotech Inc., Genmab A/S and Genmab US, Inc. at the District Court of Delaware seeking redress for alleged infringement in connection with the manufacture, use and sale of Janssen’s and Genmab’s daratumumab, an antibody targeting CD38, approved for the treatment of certain patients with MM. Defendants asserted that our patents are invalid and also raised a counterclaim of inequitable conduct. The U.S. District Court of Delaware, based on a hearing held November 27, 2018, has ruled in a Court Order on January 25, 2019, that the asserted claims of the MorphoSys patents are invalid. The Court thus granted a motion for Summary Judgement of invalidity filed by Janssen Biotech and Genmab A/S against the three patents held by MorphoSys. As a result of this decision, the jury trial scheduled to start February 11, 2019 to consider Janssen’s and Genmab’s alleged infringement and the validity of the MorphoSys patents did not take place. On January 31, 2019 we announced that we settled the dispute with Janssen Biotech and Genmab A/S. The parties agreed to drop the mutual claims related to the litigation: MorphoSys dismissed claims for alleged patent infringement against Janssen Biotech and Genmab A/S and will not appeal from the court order dated January 25, 2019. Janssen and Genmab dismissed their counterclaims against MorphoSys. In addition, Janssen, Genmab, Sanofi and Takeda opposed a European counterpart of the litigated U.S. patents, EP2511297. The patent was revoked in opposition proceedings. We appealed and the proceedings are currently pending.

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

Interference proceedings, or other similar enforcement and revocation proceedings, provoked by third-parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

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

Even if resolved in our favor, litigation or other legal proceedings relating to our, our licensor’s or other third-parties’ intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. If not resolved in our favor, litigation may require us to pay any portion of our opponents’ legal fees. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

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

Also, case law may have a substantial impact on the way patents are prosecuted, examined and litigated. This also affects the scope of protection that is available in a specific jurisdiction. In the United States, Amgen Inc. v. Sanofi 872 F.3d 1367 (2017) had an impact on the way antibody claims are examined and litigated.

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

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third-parties.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third-parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our products and future approved products or impair our competitive position.

Patents could be issued to third-parties that we may ultimately be found to infringe. Third-parties may have or may obtain valid and enforceable patents or proprietary rights that could block us from developing product candidates using our technology. Our failure to identify or correctly interpret third-party patents, or to obtain or maintain a license to any technology that we require may materially harm our business, financial condition, results of operations or prospects. Furthermore, we could be exposed to a threat of litigation.

In the pharmaceutical and biotechnology industry, significant litigation and other proceedings regarding patents, patent applications, trademarks and other intellectual property rights have become commonplace. The types of situations in which we may become a party to such litigation or proceedings include:

•

we or our collaborators may initiate litigation or other proceedings against third-parties seeking to invalidate the patents held by those third-parties or to obtain a judgment that our products or processes do not infringe those third-parties’ patents;

•

if our competitors file patent applications that claim technology also claimed by us or our licensors, we or our licensors may be required to participate in interference, derivation, inter partes review or opposition proceedings to determine the priority of invention, inventorship or validity of the applicable patent rights which could jeopardize our patent rights and potentially provide a third-party with a dominant patent position;

•

if third-parties initiate litigation claiming that our processes or the processes of our CMOs or CROs, products or uses thereof infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings; and

•

if a license to necessary technology is terminated, the licensor may initiate litigation claiming that our processes or products infringe or misappropriate their patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

Any such lawsuit would be costly and could affect our results of operations and divert the attention of our management and scientific personnel. There is a risk that a court would decide that we or our collaborators are infringing the third-party’s patents and would order us or our collaborators to stop the activities covered by the patents. In that event, we or our collaborators may not have a viable alternative to the technology protected by the patent and may need to halt work on the affected product candidate or cease commercialization of an approved product. In addition, there is a risk that a court may order us or our collaborators to pay the other party damages. An adverse outcome in any litigation or other proceeding could subject us to significant liabilities to third-parties and require us to cease using the technology that is at issue or to license the technology from third-parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations or prospects.

The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use.

The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform or predictable. If we are sued for patent infringement, we would need to demonstrate that our products, methods or uses thereof either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management’s time and attention in pursuing these proceedings, which could have a material adverse effect on our business. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity or enforceability of the patents in court. We may not have sufficient resources to bring these actions to a successful conclusion and there is no assurance that such a license would be available or that a court would find in our favor. In addition, if we do not obtain a license, do not develop or obtain non-infringing technology, or fail to defend an infringement action successfully or have infringed patents declared invalid or unenforceable, we may incur substantial monetary damages, encounter significant delays in bringing our product candidates to market and be precluded from manufacturing or selling our product candidates.

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

We are dependent on third-parties for the prosecution, protection, and enforcement of intellectual property rights relating to some of our products and product candidates.

While we normally seek to obtain the right to control the prosecution, maintenance, enforcement and defense of intellectual property rights related to our products and product candidates, there may be times when our licensors or collaborators control, or have a first right to control, the filing, prosecution, enforcement and defense of such rights. For instance, pursuant to the 2nd amended and restated collaboration and license agreement with Novartis Pharma AG, or Novartis, Novartis has a first right to file, prosecute and enforce all patent rights related to products generated under this agreement. Also, pursuant to the development and license agreement with GlaxoSmithKline, or GSK, GSK has a first right to file, prosecute and enforce all patent rights related to otilimab and pursuant to the development and license agreement with Xencor Inc., or Xencor, Xencor has a first right to file, prosecute and enforce patent rights which are in-licensed by us and relate to tafasitamab. We cannot be certain that our licensors or collaborators will prosecute, maintain, enforce and defend such intellectual property rights in a manner consistent with the best interests of our business, including by taking reasonable measures to protect the confidentiality of know-how and trade secrets, or the payment of all applicable prosecution and maintenance fees related to our technologies or any of our product candidates. We also cannot be certain that the drafting or prosecution of the licensed patents by our licensors have been conducted accurately and in compliance with applicable laws and regulations, and will result in valid and enforceable patents and other intellectual property rights. If they fail to do so, we could lose our rights to the intellectual property, our ability to develop and commercialize those products or product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

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

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, collaborators, CMOs, CROs and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third-parties. Our agreements with employees as well as our personnel policies also generally provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property or that we may obtain full rights to such inventions at our election. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. We also face the risk that present or former employees could continue to hold rights to intellectual property used by us, may demand the registration of intellectual property rights in their name and demand damages pursuant to the German Employee Invention Act. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third-parties in their work for us, disputes may arise between us and those third-parties as to the rights in related inventions. To the extent that an individual who is not obligated to assign rights in intellectual property to us is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third-party or from that individual’s assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

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

Although we intend to develop product candidates through our own internal research, we may also seek to acquire or in-license product candidates to grow our product candidate pipeline. However, we may be unable to acquire or in-license intellectual property rights relating to, or necessary for, any such product candidates from third-parties on commercially reasonable terms or at all. In that event, we may be unable to develop or commercialize such product candidates. We may also be unable to identify product candidates that we believe are an appropriate strategic fit for our company and intellectual property relating to, or necessary for, such product candidates.

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

In addition, we expect that competition for the in-licensing or acquisition of third-party intellectual property rights for product candidates that are attractive to us may increase in the future, which may mean fewer suitable opportunities for us as well as higher acquisition or licensing costs. We may be unable to in-license or acquire third-party intellectual property rights for product candidates on terms that would allow us to make an appropriate return on our investment.

We may not be able to adequately protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as laws in the U.S. Consequently, we may not be able to prevent third-parties from practicing our inventions in all countries outside the U.S. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, furthermore, may export otherwise infringing products to territories in which we have patent protection that may not be sufficient to terminate infringing activities.

We do not have patent rights in certain foreign countries in which a market may exist. Moreover, in foreign jurisdictions where we do have patent rights, proceedings to enforce such rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing. Additionally, such proceedings could provoke third-parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to our products, and our competitive position in the international market would be harmed.

Our intellectual property agreements with third-parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

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

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third-parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

Risks Related to our Business and Industry

Our relationships with healthcare professionals, institutional providers, principal investigators, consultants, customers (actual and potential), patients and third-party payors are, and will continue to be, subject, directly and indirectly, to healthcare fraud and abuse, false claims, marketing expenditure tracking and disclosure, government price reporting, and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face penalties, including, without limitation, civil, criminal, and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations.

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

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization;

•

the federal transparency requirements under the Patient Protection and Affordable Care Act, including the Physician Payments Sunshine Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA will require manufacturers of products, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians (currently defined to include doctors, dentists, optometrists, podiatrists chiropractors) and teaching hospitals and physician ownership and investment interests; effective January 1, 2022 these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

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

•

the Foreign Corrupt Practices Act, a U.S. law which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favourable treatment (which could include, for example, certain medical professionals); and

•

analogous state laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

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

In addition, the regulatory approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

In the European Union, the General Data Protection Regulation, or GDPR, effective since May 2018, imposes strict regulations and establishes a series of requirements regarding the collection, storage and all other processing of personal data. The GDPR has extra-territorial application and applies where a company, based outside the European Union, processes personal data of individuals based in the European Union as a result of offering goods or services to individuals based in the EU and/or monitoring their behavior. We may incur substantial expense in complying with the new obligations imposed by the GDPR and we may be required to make significant changes in our business operations and development, all of which may adversely affect our revenue and our business overall. We could be adversely affected if we fail to comply fully with all of these requirements. Non-compliance with the GDPR can trigger significant fines of up to €20 million or 4% of total worldwide annual turnover, whichever is higher. In addition, the use and disclosure of personal health and other private information are subject to regulation in other jurisdictions in which we do business or expect to do business in the future. Those jurisdictions may attempt to apply such laws extraterritorially or through treaties or other arrangements with European governmental entities. We cannot assure you that our privacy and security policies and practices will be found sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal information.

Further, on June 23, 2016, the UK held a referendum in which a majority of the eligible members of the electorate voted to leave the EU. The UK’s withdrawal from the EU is commonly referred to as Brexit. Pursuant to Article 50 of the Treaty on European Union, the UK ceased being a Member State of the EU on January 31, 2020. However, the terms of the withdrawal have yet to be fully negotiated. The implementation period began February 1, 2020 and will continue until December 31, 2020. During this 11-month period, the UK will continue to follow all of the EU’s rules and its trading relationship will remain the same. However, regulations (including data protection laws, health and safety laws and regulations and medicine licensing and regulations), have yet to be addressed. This lack of clarity on future UK laws and regulations and their interaction with EU laws and regulations could add legal risk, uncertainty, complexity and cost to our handling of EU personal information and our privacy and data security compliance programs. It is possible that over time the UK Data Protection Act could become less aligned with the EU General Data Protection Regulation, or GDPR, which could require us to implement different compliance measures for the UK and the European Union and result in potentially enhanced compliance obligations for EU personal data. This risk would apply more immediately in the event of a “no-deal” Brexit (including no transition period).

In light of Brexit, it is unclear whether the European Commission, or EC, will grant an adequacy finding to the UK (a finding that the UK privacy legal framework provides an adequate level of privacy protection to EU individuals). Absent an adequacy finding, transfers of personal data from the EU to the UK would be impermissible without adequate safeguards provided for under EC-approved mechanisms, such as current standard contractual clauses or, if approved in the future, an EU – UK privacy shield similar to the current framework in place between the EU and the U.S. The extensive authority of UK intelligence and law enforcement agencies, including to conduct surveillance on personal data flows, could reduce the likelihood that the EC would give the UK an adequacy finding, and reduce the likelihood that the EC would approve an EU – UK privacy shield. Accordingly, we could be exposed to legal risk for any of our EU-UK personal data transfers, including those that involve sensitive data such as patient and genetic data.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face penalties, including, without limitation, civil, criminal, and administrative penalties, damages, fines, individual imprisonment, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. Additionally, if our collaborators’ operations or relationships with healthcare providers, customers, patients and third-party payors are found to be non-compliant with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs, which could also have a negative impact on us. Even if successful, defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage; and our product liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products.

The use of our investigational medicinal products in clinical trials and the sale of any approved products in the future may expose us to liability claims. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates.

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

To cover such liability claims, we purchase clinical trial insurances in the conduct of each of our clinical trials. It is possible that our liabilities could exceed our insurance coverage or that our insurance will not cover all situations in which a claim against us could be made. We also intend to expand our insurance coverage to include the sale of commercial products if we receive marketing approval for any of our proprietary products. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired. Should any of the events described above occur, this could have a material adverse effect on our business, prospects, financial condition and results of operations, including, but not limited to:

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

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Therefore, our ability, and the ability of any future collaborators to commercialize any of our product candidates will depend, in part, on the extent to which coverage and reimbursement for these products and related treatments will be available from third-party payors including government health administration authorities and private health coverage insurers. Third-party payors decide which medications they will cover and establish reimbursement levels. We cannot be certain that coverage will be available and reimbursement will be adequate for any of our product candidates. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products.

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

In addition, increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging prices. We cannot be sure that coverage will be available for any product candidate that we, or any future collaborator, commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from one country to another. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of our product candidates for which we, or any future collaborator, obtain marketing approval could significantly harm our operating results, our ability to raise the capital needed to commercialize products and our overall financial condition.

Price controls may be imposed in certain markets, which may adversely affect our future profitability.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various countries and parallel distribution, or arbitrage between low-priced and high-priced countries, can further reduce prices. In some countries, in particular, in many member states of the European Union, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be materially adversely affected.

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

In 2010, the Affordable Care Act (ACA) was signed into law in the United States. Among the provisions of the ACA of potential importance to our business and our product candidates are the following:

•	an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription products and biologic products;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;

•	extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

•	established the Center for Medicare and Medicaid Innovation within Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models.

Since its enactment, there have been judicial and congressional challenges to numerous aspects of the ACA and some provisions of the ACA have been repealed. There likely will continue to be administrative, legal and legislative changes, including modification, repeal, or replacement of all, or certain provisions of, the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2029 unless additional congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

The costs of prescription pharmaceuticals in the United States has also been the subject of considerable discussion in the United States, and members of Congress and the Administration have stated that they will address such costs through new legislative and administrative measures. There have been several U.S. congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, on December 18, 2019, President Trump, the U.S. Department of Health and Human Services, and the FDA issued a notice of proposed rulemaking that, if finalized, would allow for the importation of certain prescription drugs from Canada. The FDA also issued a Draft Guidance document outlining a potential pathway for manufacturers to obtain an additional National Drug Code, or NDC, for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The regulatory and market implications of the notice of proposed rulemaking and Draft Guidance are unknown at this time, but legislation, regulations or policies allowing the reimportation of drugs, if enacted and implemented, could decrease the price we receive for our products and adversely affect our future revenues and prospects for profitability.

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

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

We cannot predict whether future healthcare legislative or policy changes will be implemented at the federal or state level or in countries outside of the United States in which we may do business, or the effect any future legislation or regulation will have on us.

Additionally, in the case of any United States federal government shutdown, now or in the future, that continued for a prolonged period of time, FDA review and approval processes, FDA interactions during clinical development, and coverage and reimbursement determinations could be delayed. Resolving such delays could force us or our collaborators to incur significant costs, could limit our allowed activities or the allowed activities of our collaborators, could diminish any competitive advantages that we or our collaborators may attain or could adversely affect our business, financial condition, results of operations and prospects, the value of our common stock and our ability to bring new products to market as forecasted. Even without such delay, there is no guarantee we will receive approval or reimbursement for our product candidates on a timely basis, or at all.

We and our contract manufacturers and our suppliers could be subject to liabilities, fines, penalties or other sanctions under environmental, health and safety laws and regulations if we or they fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on our business.

We currently rely on and expect to continue to rely on third-parties for the manufacturing and supply of active pharmaceutical ingredients, or API, and drug products of our product candidates. These third-parties are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, transportation, use, storage, treatment and disposal of hazardous materials and wastes. Although we have auditing rights and obligations (according to cGMP regulations for sponsors of clinical trials) with all our CMOs for production of API and drug products, we do not have control over a manufacturer’s or supplier’s compliance with environmental, health and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or in certain circumstances, an interruption in operations, any of which could adversely affect our business and financial condition if delayed manufacturing activities impact our clinical development activities.

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

We are using our proprietary lanthipeptide technology platform to generate peptide product candidates that exhibit enhanced target-selectivity and stability. Our lanthipeptide technology platform has led to one clinical-stage product candidate MOR107. Potential risk factors for further development of MOR107 or other product candidates we identify using our lanthipeptide technology platform are: 1) insufficient efficacy in combination with or when compared with standard of care, 2) appearance or market entry of molecules in the same indication that may be clinically superior and thereby limit the market potential for product candidates derived from our lanthipeptide technology platform, 3) delays in development that cause a limited remaining time in matter of composition patent protection and 4) inability to demonstrate an acceptable tolerability profile for our product candidates. We only have limited safety information, to date, regarding MOR107 from a single ascending dose clinical phase 1 trial. Neither safety at higher doses than tested, nor after longer treatment than tested, nor safety at multiple ascending doses have been established yet. We are at a very early-stage of development and the lanthipeptide technology platform has not yet, and may never lead to, approved or marketable peptide products, including with respect to MOR107. Even if we are successful in continuing to build our lanthipeptide pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of harmful side effects, unsuitable pharmacodynamics and / or unsuitable pharmacokinetics, futility or other characteristics that indicate that such products are unlikely to receive marketing approval and achieve market acceptance. If we are not able to successfully develop and commercialize peptide product candidates based upon our lanthipeptide platform technology, our business, prospects, financial conditions and results of operations may be materially adversely affected.

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

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the referenced product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty and evolving interpretation. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

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

The pharmaceutical and biotechnology industries are characterized by intense competition and significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Any product candidates that we successfully develop and commercialize will compete with existing products and new products that may become available in the future. We have competitors in each of the disease fields in which we research and develop our product candidates, many of whom have substantially greater name recognition, commercial infrastructure and financial, technical and personnel resources than we have. Smaller or early-stage companies may also prove to be significant competitors, particularly through partnerships with larger and established companies. Significant competitive factors in our industry include product efficacy and safety, quality and breadth of an organization’s technology, skill of an organization’s employees and its ability to recruit and retain key employees, timing and scope of regulatory approvals, reimbursement for, and the average selling price of, products, the availability of raw materials and qualified manufacturing capacity, manufacturing costs, intellectual property and patent rights and their protection and commercialization capabilities. While we believe that our product candidate platform, antibody discovery and development expertise and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Particularly in the case of tafasitamab, we compete with all companies that have products on the market or are developing product candidates for r/r DLBCL. With regard to our other proprietary or partnered product candidates, we are, alone or in partnerships, for example, developing products to combat diseases such as multiple myeloma, other cancers, psoriasis, Alzheimer’s, where our competitors primarily are comprised of large pharmaceutical companies, including Roche, Celgene, Novartis, Janssen, Gilead, Abbvie and many others. This competition includes a number of alternative therapies to combat such diseases that are being researched and are in various stages of development and commercialization. Should these therapies prove effective, it could reduce the potential size of the market for our products. Given the intense competition in our industry, we cannot assure you that any of the products that we develop will be clinically superior or scientifically or commercially preferable to products developed or introduced by our competitors.

In addition, significant delays in the development of our product candidates could allow our competitors to succeed in obtaining the FDA, the EMA or other regulatory approvals for their product candidates more rapidly than us, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights.

Competitors may develop novel products or other technologies that could make our product candidates obsolete or uneconomical. Any of our product candidates that competes with an approved product may need to demonstrate compelling advantages, such as increased efficacy, convenience, pricing, tolerability and/or safety in order to be commercially successful. Any of our product candidates that are approved could also face other competitive factors in the future, including biosimilar competition, which could force us to lower prices or could result in reduced sales. If we fail to respond to this environment by improving our products, by licensing new third-party products or by developing new product candidates in a timely fashion, or if such new or improved products do not achieve adequate market acceptance, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Lastly, many of our competitors have significantly greater financial resources and expertise in R&D, including manufacturing, conducting preclinical studies and clinical trials, as well as in obtaining regulatory and reimbursement approvals and marketing and selling products. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of competitors, particularly through partnership arrangements with large established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient recruitment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our future success depends on our ability to retain key executives and to attract and motivate qualified personnel.

We are highly dependent on the expertise of the members of our research and development team, as well as the other principal members of our management, including Dr. Jean-Paul Kress, our Chief Executive Officer, Jens Holstein, our Chief Financial Officer and Dr. Malte Peters, our Chief Development Officer. Our Management Board members have fixed-term contracts typically of three years.

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

We may acquire additional businesses or products, form strategic alliances or create joint ventures with third-parties that we believe will complement or augment our existing business. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delays or prevents us from realizing their expected benefits or enhancing our business. If we acquire businesses with promising products or technologies, we may not be able to realize the benefit of acquiring such businesses if, for instance, we are unable to successfully integrate them with our existing operations and company culture. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction. If we are unsuccessful in realizing any of the benefits following an acquisition, we may incur impairment charges in respect of the assets acquired, which could adversely affect our results of operations.

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

Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the U.S. dollar and the euro. Our functional currency is the euro and the majority of our operating expenses are paid in euros, but we also receive payments from our collaboration partners in U.S. dollars and we regularly acquire services, consumables and materials in U.S. dollars. Further, future revenue will be derived from abroad, particularly from the United States. As a result, our business may be affected by fluctuations in foreign exchange rates between the euro and the U.S. dollar, which may also have a significant impact on our reported results of operations and cash flows from period to period.

We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our shares.

We have never declared or paid any dividends on our ordinary shares and do not intend to do so in the foreseeable future. You are not likely to receive any dividends on our shares, and the success of an investment in our shares will depend upon any future appreciation in its value. Investors may need to sell all or part of their holdings of our shares after price appreciation, which may never occur, to realize any future gains on their investment. There is no guarantee that our shares will appreciate in value or even maintain the price at which our shareholders have purchased our shares.

Holders of our ADSs may not be able to participate in any future preemptive subscription rights issues or to elect to receive dividends in shares, which may cause dilution to their holdings.

Under German law, the existing shareholders have a preemptive right to subscribe for shares offered in proportion to the number of shares they hold in connection with any offering of shares. However, a shareholders’ meeting may vote, by a majority, which represents at least three quarters of the share capital represented at the meeting, to waive this preemptive right provided that, from the company’s perspective, there exists good and objective cause for such waiver.

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

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations. The Nasdaq Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose the Nasdaq Listing Rules that we do not follow and describe the German corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We continue to follow German corporate governance practices in lieu of the corporate governance requirements of Nasdaq in certain respects. In particular, we follow German corporate governance practices in connection with the distribution of annual and interim reports to shareholders, the application of our code of conduct to our Supervisory Board, proxy solicitation in connection with shareholders’ meetings, and obtaining shareholder approval in connection with the issuance of shares in connection with an acquisition, change of control transactions, the establishment of or material amendment to any equity-based compensation plans and the issuance of shares in a private placement in excess of 20% of the outstanding share capital at less than the greater of book or market value. To this extent, our practice varies from the requirements of Nasdaq.

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

We do not believe we were a PFIC for the 2019 taxable year, and we do not expect to be treated as a PFIC in any future taxable year for the foreseeable future. However, because PFIC status is based on our income, assets and activities for the entire taxable year, which we expect may vary substantially over time, it is not possible to determine whether we will be characterized as a PFIC for any taxable year until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in future years will depend on our income, assets and activities in each of those years. There can be no assurance that we will not be considered a PFIC for any taxable year.

If we were to be or become a PFIC for any taxable year during which a U.S. holder (defined below in “Taxation—U.S. Taxation”) holds ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Taxation—U.S. Taxation—PFIC Rules.”

The interpretation of the treatment of ADSs by the German tax authorities is subject to change.

The specific treatment of ADSs under German tax law is based on administrative provisions by the fiscal authorities, which are not codified law and are subject to change. Tax authorities may modify their interpretation and the current treatment of ADSs may change, as the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated November 8, 2017, reference number IV C 1 – S 1980-1/16/10010:10, shows. According to this new circular, ADSs are not treated as capital participation (Kapitalbeteiligung) within the meaning of Section 2 Para. 8 of the Investment Tax Code (Investmentsteuergesetz). Such changes in the interpretation by the fiscal authorities may have adverse effects on the taxation of investors.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter.

We may lose our foreign private issuer status if (a) a majority of our outstanding voting securities are either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United

States or (iii) our business is administered principally outside the United States. If we will not be a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve increased costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, as described in the previous risk factor above.

Our foreign private issuer status will be tested on June 30 of each year. We expect that we will maintain our status on June 30, 2020, but in the future, we may lose that status. This could occur if, for instance, a majority of our shareholders of record were U.S. citizens or residents and a majority of the executive officers or directors were U.S. citizens or residents or if a majority of our assets were located in the U.S.

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

We will continue to incur increased costs as a public company, particularly as we no longer qualify as an “emerging growth company”.

As a public company with ADSs listed on the Nasdaq Global Market, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. These and other rules and requirements may increase or change, resulting in an increase of our legal and financial compliance costs. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. It may also be more difficult for us to attract qualified persons to serve on our board of directors or as executive officers.

As we no longer qualify as an emerging growth company, we can no longer take advantage of reduced reporting requirements applicable to emerging growth companies. For example, we now must comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Complying with Section 404 may be costly and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

U.S. investors may have difficulty enforcing civil liabilities against our company and members of our Supervisory Board and Management Board and the experts named in this report.

We are incorporated under the laws of Germany. The majority of our assets are located outside the United States and all of the members of our Management Board and four out of seven Supervisory Board members reside outside of the United States. As a result, effecting service of process upon such persons may require compliance with international treaty procedures that could cause delay and in some case interfere with establishing personal jurisdiction in front of U.S. courts. The United States and Germany do not currently have a treaty providing for reciprocal recognition and enforceability of judgments rendered in connection with civil and commercial disputes and, accordingly, a final judgment rendered by a U.S. court based on civil liability would not automatically be recognized or enforceable in Germany. Therefore enforcing against members of our Management Board or Supervisory Board or against us, judgments obtained in U.S. courts’ that are predicated upon the civil liability provisions of the U.S. federal securities laws may be impossible under German law as a result of public policy or jurisprudence providing defenses for German nationals. Foreign courts may refuse to consider claims brought under U.S. securities laws on either procedural grounds or substantive grounds. Even if a foreign court is willing to decide the merits of such a claim, it may decide to apply the law of the jurisdiction in which the foreign court is located, rather than U.S. law.

Further, if a foreign court applies U.S. law, the burden of proving applicable U.S. law will fall on the party making the claims, a process that may be time-consuming and costly. Procedural matters are typically governed by the law of the jurisdiction in which the foreign court is located. We have been advised by Goodwin Procter LLP.

The rights of shareholders in a stock corporation subject to German law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a German stock corporation with our registered office in Germany. Our corporate affairs are governed by the laws governing stock corporations incorporated in Germany and our articles of association. The rights of shareholders and the responsibilities of members of our Management Board (Vorstand) and Supervisory Board (Aufsichtsrat) may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our Management Board and Supervisory Board may take into account a broad range of considerations, including our interests, the interests of our shareholders, employees, creditors and, to a limited extent, the general public. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a holder of ADSs. See Item 16G “Corporate Governance”.

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

Item 4.	Information on the Company.

A.	History and Development of the Company

MorphoSys AG was founded in 1992 in Martinsried near Munich and is a stock corporation incorporated on March 3, 1998 under the laws of Germany with an indefinite duration. Our legal and commercial name is

MorphoSys AG. We are registered in the commercial register of the local court of Munich under number HRB 121023 on June 30, 1998. In 1999, MorphoSys was listed at the Frankfurt Stock Exchange, trading under the ticker symbol “MOR”. In 2014, MorphoSys joined the TecDAX index, and in 2018, the company joined the MDAX index. In April 2018, following a U.S. initial public offering, American Depositary Shares of MorphoSys began trading on the Nasdaq, also under the symbol “MOR”. In July 2018, we established a wholly owned subsidiary, MorphoSys US Inc., to build-up commercial infrastructure in the United States. MorphoSys US Inc. is the Company’s agent in the United States and is located at 470 Atlantic Avenue, 14th Floor, Boston, Massachusetts 02210.

Our registered office is located at Semmelweisstrasse 7, 82152 Planegg, Germany, and our telephone number is +49 89-89927-0. Our website is www.morphosys.com. Information contained on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be part of this annual report or in deciding whether to purchase or sell our ADSs.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Principal Capital Expenditures:

In the years ended December 31, 2019, 2018 and 2017, our expenditures for property, plant and equipment were € 3.1 million, € 1.8 million, and € 1.3 million, respectively. In the years ended December 31, 2019, 2018 and 2017, our expenditures for intangible assets were € 0.6 million, € 0.6 million, and € 11.8 million, respectively.

In October 2019, we acquired a 13.4% stake in Vivoryon Therapeutics AG, Halle (Saale), Germany, through the subscription of 2,673,796 ordinary bearer shares valued at € 15.0 million.

For our commitments for capital expenditures, we refer to Item 5.F.

B.	Business Overview

We are a clinical-stage biopharmaceutical company devoted to the discovery, development and commercialization of innovative and differentiated therapies for patients suffering from serious diseases. Based on our proprietary technology platforms and leadership in the field of therapeutic antibody discovery, generation and engineering, we, together with our partners, have developed more than 100 therapeutic product candidates. Our broad pipeline spans two business segments: Proprietary Development, in which we invest in and develop product candidates, and Partnered Discovery, in which we generate product candidates for our partners in the pharmaceutical and biotechnology industries against targets identified by our partners. We currently have 28 product candidates in clinical development across Proprietary Development and Partnered Discovery, including our most advanced proprietary product candidate, tafasitamab, for the treatment of relapsed or refractory diffuse large B cell lymphoma, or r/r DLBCL. We also have a commercial product in our Partnered Discovery portfolio, Tremfya®, developed by our partner Janssen. Tremfya®, which is approved to treat moderate-to-severe plaque psoriasis, was launched in the United States in July 2017 and has received approval for marketing in the European Union, Canada, Australia, Brazil, South Korea, Japan and China. Tremfya® additionally received approval for the treatment of three forms of psoriasis (plaque, pustular and erythrodermic psoriasis) as well for psoriatic arthritis in Japan. We believe our pipeline of novel and differentiated product candidates has the potential to treat serious diseases and improve the lives of patients.

Our late-stage and most advanced proprietary product candidate, tafasitamab, received breakthrough therapy designation, or BTD, from the U.S. FDA, in 2017 in combination with lenalidomide for the treatment of patients with r/r DLBCL, who are not eligible for high-dose chemotherapy, or HDC, and autologous stem cell transplantation, or ASCT. We are investigating tafasitamab in this indication in our L-MIND clinical trial. Our most recent interim L-MIND trial results published in June 2019 based on primary analysis of data from a

November 30, 2018 cut-off date based on 80 enrolled patients showed an Overall Response Rate, or ORR, of 60%, and the median duration response, or mDoR, of 21.7 months. The median progression-free survival, or mPFS, was 12.1 months, and the overall survival, or OS, rate at 12 months of 73.7%, with the preliminary median overall survival, or mOS, not yet reached. Based on this data as well as the outcomes of Re-MIND study, an observational retrospective study used as a matched control cohort for L-MIND, we submitted a BLA for tafasitamab in combination with lenalidomide for the treatment of patients with r/r DLBCL, who are not eligible for high-dose chemotherapy, or HDC, and autologous stem cell transplantation, or ASCT at the end of 2019, which is currently under priority review by the FDA. To prepare for the potential commercial launch of tafasitamab, if approved by the FDA, we have started to build the commercial infrastructure in the United States, including the hiring of key personnel. In January 2020, we entered into a global collaboration and licensing agreement with Incyte, to further develop and commercialize tafasitamab globally. Due to our collaboration and license agreement with Incyte, we and Incyte will co-commercialize tafasitamab, while Incyte will have exclusive commercialization rights outside of the U.S. We currently forecast an opportunity as a second-line and third-line treatment in r/r DLBCL of approximately 10,000 patients/year in the U.S. and approximately 6,500 patients/year in the five major European markets who are not eligible for HDC and ASCT. As a first-line treatment in r/r DLBCL, we believe there is currently a market opportunity of 31,800 patients in the U.S. and 20,700 patients in the five major European markets.

Based on our heritage as an antibody discovery and development company, we have a large and diverse pipeline, comprised of both proprietary and partnered programs, in multiple therapeutic areas and across all development phases. The combination of our technology platforms and antibody expertise has allowed us to generate promising product candidates and enter into multiple strategic collaborations with leading global pharmaceutical and biotechnology companies. These collaborations provide us with an additional funding source and allow us to leverage our collaborators’ expertise to advance the development of our proprietary product candidates.

Our most advanced Proprietary Development programs include:

•

Tafasitamab —an investigational, humanized Fc-engineered monoclonal antibody directed against CD19. CD19 is a target for the treatment of B cell malignancies, including DLBCL, follicular lymphoma, or FL, chronic lymphocytic leukemia, or CLL, and others. At the beginning of 2020 we signed a collaboration and license agreement granting Incyte U.S. co-commercialization and ex-U.S. commercialization rights for tafasitamab. Under the terms of the agreement, we and Incyte will be responsible for the further clinical development of tafasitamab. Tafasitamab is being clinically investigated in a number of ongoing combination trials. An open-label phase 2 combination trial (L-MIND study) is investigating the safety and efficacy of tafasitamab in combination with lenalidomide in patients with relapsed/refractory DLBCL who are not eligible for HDC and ASCT. Based on interim data from L-MIND, in October 2017 the U.S. FDA granted breakthrough therapy designation for tafasitamab plus lenalidomide in this patient population. Re-MIND, the real-world data lenalidomide alone matched control cohort met its primary endpoint in October 2019, demonstrating clinical superiority of the tafasitamab-lenalidomide combination compared to lenalidomide alone. Based on primary analysis data of L-MIND and Re-MIND, we submitted a BLA for tafasitamab for r/r DLBCL to the FDA at end of 2019, which is currently under priority review. The ongoing phase 3 study B-MIND assesses the combination of tafasitamab and bendamustine versus rituximab and bendamustine in r/r DLBCL. In December 2019, the first patient was dosed in our phase 1b study First-MIND, which assesses the combination of tafasitamab and lenalidomide + R-CHOP versus tafasitamab and R-CHOP in newly diagnosed DLBCL. In addition, tafasitamab is currently being investigated in patients with relapsed/refractory CLL/SLL after discontinuation of a prior Bruton tyrosine kinase (BTK) inhibitor therapy (e.g. ibrutinib) in combination with idelalisib or venetoclax.

•

MOR202—an investigational, human monoclonal HuCAL antibody directed against CD38. In November 2017, we signed a regional licensing agreement with I-Mab Biopharma, or I-Mab, for MOR202 for the development in relapsed and refractory multiple myeloma, or r/r MM, in the Greater Chinese region. I-Mab initiated a phase 2 trial of MOR202 in third line r/r MM and a phase 3 trial of MOR202 in combination with lenalidomide in second line r/r MM in March and April 2019, respectively. Moreover, I-Mab plans to start the development in systemic lupus erythematosus, or SLE. We are additionally conducting a phase 1/2a trial in patients with r/r MM, evaluating the safety and preliminary efficacy of MOR202 alone and in combination with the immunomodulatory drugs pomalidomide or lenalidomide, plus dexamethasone, respectively. While we decided not to further pursue the clinical development in MM beyond this trial, we will explore the potential activity of MOR202 in inflammatory autoimmune disorders. The underlying rationale is that the depletion of autoantibody-producing plasma cells might provide clinical benefit in autoantibody-mediated diseases, including anti-PLA2R antibody positive membranous nephropathy, or aMN. We initiated a clinical phase 1/2 trial in aMN in October 2019 and plan to dose the first patient beginning of 2020.

•

Otilimab —a fully human HuCAL antibody directed against the granulocyte-macrophage colony-stimulating factor (GM-CSF). We discovered and advanced otilimab into clinical development in rheumatoid arthritis, or RA, and multiple sclerosis. GSK acquired the rights to otilimab pursuant to an exclusive worldwide development and license agreement that we entered into in June 2013. GSK continued the clinical development with otilimab in phase 2 trials in RA and osteoarthritis of the hand. In July 2019, GSK started a phase 3 clinical development program with otilimab in RA. Dosing of the first patient in this study triggered a milestone payment of €22 million to MorphoSys. According to clinicaltrials.gov, the first data readout is currently expected in H2 2022.

•	MOR107—a lanthipeptide developed by our subsidiary, Lanthio Pharma which is currently in preclinical testing in oncology settings.

In addition to the programs listed above, we are pursuing several proprietary programs in earlier-stage research and development, including MOR210, a preclinical antibody that was licensed to I-Mab in November 2018 for China and certain other territories in Asia. Further, we entered into an agreement with Vivoryon Therapeutics AG in July 2019. Under the terms of the agreement, we obtained an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology and we are currently evaluating the potential in preclinical experiments to combine these inhibitors with our antibodies—first and foremost tafasitamab.

Our most advanced Partnered Discovery products and product candidates include:

•

Tremfya®—a HuCAL antibody directed against IL-23 marketed by our partner Janssen to treat moderate-to-severe plaque psoriasis. Tremfya® was launched in the United States and received marketing approval in the EU and Canada in 2017 and in April 2018 in Australia, Brazil, South Korea and Japan as well as in China at end of 2019 for the treatment of moderate-to-severe plaque psoriasis. In Japan, it also received marketing approval for the treatment of three forms of psoriasis (plaque, pustular and erythrodermic psoriasis) as well for psoriatic arthritis. We are entitled to royalty payments on net sales of Tremfya®. Janssen is currently investigating Tremfya® in additional phase 3 trials in different forms of psoriasis and in psoriatic arthritis as well as in phase 2 trials in Crohn’s disease, ulcerative colitis and hidradenitis suppurativa and in a phase 1 study in familial adenomatous polyposis. Moreover, in September 2019 Janssen announced the submission of a supplemental biologics license application, or sBLA, for Tremfya® to the FDA for the treatment of psoriatic arthritis and in October 2019, also submitted a filing application for psoriatic arthritis to the EMA.

•

Gantenerumab—a HuCAL antibody directed against amyloid beta that is being developed by Roche for the treatment of Alzheimer’s disease. In phase 1 clinical trials, gantenerumab has been shown to reduce brain amyloid in mild-to-moderate Alzheimer’s disease patients. In June 2018, Roche initiated a pivotal program consisting of two phase 3 studies named GRADUATE-1 and GRADUATE-2. This program assesses the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease.

The majority of our Proprietary Development product candidates and all product candidates in our Partnered Discovery programs have been discovered and engineered using our advanced antibody technology platforms. Our core platforms include:

•

HuCAL® (Human Combinatorial Antibody Library)—HuCAL is our original technology platform, which constitutes a collection or “library” of several billion distinct fully human antibodies. This platform enables rapid selection of antibodies having high affinity and specificity as well as systematic optimization of antibodies to precisely-defined specifications to increase the probability of successful clinical development.

•

Ylanthia®—Ylanthia is our newest antibody library, which comprises over 100 billion fully human antibodies. Ylanthia enables the generation of fully human antibody candidates with optimized biophysical properties, which we believe offer a number of important advantages over competing platforms. This platform builds on our experience in generating more than 100 therapeutic product candidates using our original HuCAL platform. We believe Ylanthia will be the source of the next generation of therapeutic antibody candidates in our and our partners’ future pipelines.

•

Lanthipeptides/ HTH peptides—Our lanthipeptide platform and our HTH peptide platform opens up new possibilities for discovering product candidates based on highly specific and stable peptides, which are intended to bind and activate only one target receptor subtype.

We are committed to investing in our platforms, generating new therapeutics and developing them into products that address significant unmet medical needs.

We have an internationally-trained, multi-cultural team of about 426 employees (as of December 31, 2019) and consultants, including a research and development team of 300 scientists, clinicians and support staff. Our management team and senior experts have deep experience and capabilities in biology, chemistry, product discovery and clinical development.

Our Strengths

We believe our core strengths include:

Our lead product candidate tafasitamab, which has been granted BTD in r/r DLBCL by the FDA and has further potential in additional hematological malignancies.

Additional differentiated proprietary product candidates, such as MOR202 and otilimab, in clinical trials for the treatment of cancer, autoimmune indications and rheumatoid arthritis.

Our antibody pipeline, which is one of the broadest and deepest in the biotech industry and which provides us with multiple opportunities for value creation.

Our long-term technology leadership in antibody discovery, generation and engineering as demonstrated by multiple collaborations with leading pharmaceutical and biotechnology companies as well as by the breadth and depth of our technology platforms.

Our diversified business model with both proprietary and partnered development programs, which provides us with a strong financial base and strategic flexibility.

A broad intellectual property portfolio protecting product candidates as well as our technology platforms.

Our experienced management team, comprising of industry leaders in antibody discovery and development.

Our Strategy

Our goal is to make differentiated, innovative biopharmaceuticals to improve the lives of patients suffering from serious diseases. Our strategy to achieve this goal is:

Continue to advance the development of our lead product candidate tafasitamab towards regulatory approval—The tafasitamab program is currently in pivotal clinical-stage development following receipt of BTD by the FDA in October 2017 based on interim data from our L-MIND study. At the end of 2019, we submitted a BLA for tafasitamab in combination with lenalidomide for the treatment of r/r DLBCL to the U.S. FDA, which is currently under priority review. In addition, we are evaluating opportunities to develop tafasitamab in other treatment lines and additional hematological malignancies.

Build our commercial capabilities in connection with the potential future approval of tafasitamab—If marketing approval is granted for tafasitamab, we and Incyte will co-commercialize tafasitamab in the U.S., while Incyte has exclusive commercialization rights outside of the U.S. With the establishment of our wholly owned subsidiary, MorphoSys US Inc., we have commenced the build-up of our commercial infrastructure in the United States to be prepared for the potential launch of tafasitamab, complemented by the commercial expertise and infrastructure at Incyte.

Continue the development of MOR202—In order to maximize the value of MOR202, we are exploring opportunities for its further development beyond multiple myeloma in inflammatory autoimmune disorders, including anti-PLA2R antibody positive membranous nephropathy, or aMN. We plan to dose the first patient in a clinical phase 1/2 trial in aMN in the first quarter of 2020; first clinical sites have already been activated in October 2019.

Advance our earlier-stage product candidates—We continue to advance the development of our early-stage product candidates.

Realize the value of our technology platforms by using them to discover and develop additional early-stage proprietary programs—We continue to capitalize on the advantages of our antibody technologies and our internal expertise and know-how to discover and develop novel product candidates.

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

The antibody molecule itself has two distinct functions: Firstly, antibodies have the ability to recognize and attach themselves to pathogenic, or disease-causing, foreign molecules; and secondly, in recognizing and attaching themselves to these pathogenic molecules, antibodies act as markers, signaling to other parts of the bodies’ own immune system to attack and eliminate the pathogen.

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

The Fc region, which resides at the other end of the antibody, interacts with the effector cells of the immune system and provides the signal that activates these cells to attack the pathogen. When an antigen is detected, several types of immune system cells work together to recognize and respond to it. These responses include the stimulation of B cells to produce additional antibodies and the stimulation of effector cells, including T cells and natural killer, or NK, cells that act to eliminate the pathogen or foreign molecule.

The first methods for producing specific single defined antibodies that recognize a single antigen, or monoclonal antibodies, in order to use them as therapeutics were developed approximately 40 years ago. While cancer and inflammatory conditions have been the two largest disease areas for therapeutic antibody discovery, the broad applicability of antibodies has led to a rapid expansion of their use in other indications, including infectious diseases, metabolic conditions and neurodegenerative diseases. As a result, more than 50 antibodies are currently approved for marketing in various clinical applications. Among these are therapeutic antibodies that label and/or block the activity of cell surface receptors or signaling molecules, stimulate the activity of cells or lead to their elimination by effector cells, and bind toxic substances from the bloodstream to accelerate their elimination.

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

With our acquisition of Lanthio Pharma B.V. in 2015, we gained full access to Lanthio Pharma’s proprietary LanthioPep technology, which is focused on the generation and development of lanthipeptides. Our lanthipeptide platform opens up new possibilities for discovering product candidates based on highly specific and stable peptides, which are intended to bind and activate only one target receptor subtype. Another addition to the technology portfolio is our proprietary Helix-Turn-Helix, or HTH, peptide technology. In contrast to the lanthipeptides that are stabilized by amino acid modifications, the HTH peptides are stabilized by their structure. MorphoSys’s peptide technology aims at generating a novel class of structured and eminently stable peptides enabling highly selective and high affinity target binding. Potential applications of peptides include the use as stand-alone drugs, as fusion partners to proteins, or as agents that are chemically modified or fused to toxins. This approach is intended to enable targeting of novel epitopes and to open up new target space.

Due to our agreement with Vivoryon Therapeutics AG, we have obtained an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology. The option covers worldwide development and commercialization for cancer of Vivoryon’s family of inhibitors of the glutaminyl-peptide cyclotransferase-like (QPCTL) protein, including its lead compound PQ912. Preclinical data strongly suggest that the compound could represent a novel approach for cancer therapy. Vivoryon’s orally available compounds target the QPCTL enzyme, which has been shown to be a modulator of the CD47-SIRP alpha interaction. Left unchecked, this interaction, known as the “don’t eat me” signal, allows cancer cells to escape the body’s innate immune defense through inhibition of the phagocytic activity of macrophages. During the option period, we will conduct preclinical validation experiments on Vivoryon’s family of QPCTL inhibitors, including an assessment of the potential benefits of combining them with our proprietary program tafasitamab, which is currently in late-stage development for the treatment of r/r DLBCL.

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

Another key advantage of HuCAL phage display is the enhanced control of the selection process. The design of the selection process permits rapid identification of antibodies against specific antigens, the elimination or enhancement of cross reactivity against other antigens (as desired) and the generation of mouse cross-reactive antibodies for use in murine models. The modular design of HuCAL allows straightforward enhancement of affinities and switching among different antibody formats (such as those that activate the immune system or are immunologically silent).

Today, thousands of antibodies have been made using the HuCAL technology, and over 20 HuCAL antibodies are in clinical trials.

YLANTHIA

The Ylanthia antibody library is based on a concept that incorporates desirable antibody characteristics in its design through the selection of optimal framework pairs and design of the complementary determining regions. Ylanthia is a new platform that provides fully human antibody candidates with optimized biophysical properties. This feature, called “developability”, is crucial for modern biologics development and production. In contrast to small molecules, the production of protein-based therapeutics (biologics) is a highly complex process. Final formulation requirements, including the production of proteins soluble at high concentrations in small volumes for subcutaneous injections, further raise the bar for success. Multiple biologics have failed in their development due to a poor “developability” profile. In Ylanthia, properties such as production yield, solubility, monomeric content, lack of immunogenicity, and absence of post-translational modifications have been optimized by the design of the library using 25 years of our protein engineering know-how. The size, sequence correctness and structural diversity also reflect the lessons we learned in modern biologics development in over 100 therapeutic antibody projects.

Key distinguishing and industry leading features of Ylanthia include:

•

Size and heavy/light chain pairing: Ylanthia is one of the industry’s largest known antibody Fab library, comprising over 100 billion distinct, fully human antibodies. Ylanthia uses 36 fixed, naturally-occurring heavy and light chain framework combinations, which translates into extensive structural diversity. The library’s diversity delivers antibodies against previously inaccessible target molecules and unique epitope coverage;

•

Enhanced biophysical properties: Antibody frameworks were pre-selected for expression levels, stability and aggregation behavior. A shift towards higher stability and stress tolerance will increase shelf life and serum stability of resulting antibody products, making them more cost-effective to produce and administer. A higher solubility in turn opens up the path for more convenient formulations for patients, such as subcutaneous administration. These features obviate the need to engineer Ylanthia antibodies, which is common practice with other technologies. By avoiding engineering steps, development timelines are shortened and the risk that Ylanthia antibodies fail in the manufacturing and formulation process is reduced;

•

Ability to address antigens that are difficult to target with antibodies, such as G-protein coupled receptors, or GPCRs, which are a very important product target class. This target class is notoriously difficult to address using other antibody technologies. GPCRs are proteins that are embedded in the cellular membrane with only small protruding portions (domains) that are accessible to the antibody. Ylanthia was designed in a way that these small domains can also be targeted;

•

Rapid, highly efficient optimization: When needed, antibodies from the Ylanthia library are optimized using our Slonomics technology. Slonomics is a fully automated DNA synthesis platform that utilizes sets of double-stranded DNA triplets in the controlled fabrication of highly diverse combinatorial gene libraries. With Slonomics, Ylanthia distinguishes itself from HuCAL, which relies on a modular gene design and pre-formed cassettes for antibody optimization;

•	Ylanthia demonstrated its ability to deliver drug-quality antibodies when MOR106 became the first Ylanthia antibody to enter clinical trials; and

•	Ylanthia is used in all of our ongoing proprietary discovery projects.

BISPECIFIC ANTIBODIES

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

Today, proprietary Ylanthia anti-CD137 antibodies are generated that are equipotent to a competitor reference antibody as analyzed in relevant in vitro assays and a bi-specific, bi-valent effector-format with IgG-like properties has been established.

HELIX-TURN-HELIX PEPTIDE TECHNOLOGY

Our helix-turn-helix peptide technology aims at generating a novel class of structured and eminently stable peptides enabling highly selective and high affinity target binding, thus combining small molecule-like properties with antibody-like specificities. Several libraries based on the stable helix-turn-helix scaffold with different diversification design were generated and guarantee selection of high diversity of specific peptides via a tailored selection process based on phage display. The peptides are amenable to chemical synthesis as well as recombinant expression. Potential applications of peptides include their use as stand-alone drugs, as fusion partners to proteins, and as agents that are chemically modified or fused to toxins. This approach is intended to enable targeting of novel epitopes and to open up new target space.

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

PROPRIETARY DEVELOPMENT

The Proprietary Development segment focuses on developing therapeutic agents based on our proprietary technology platforms, candidates in-licensed from other companies and programs co-developed with a partner. During clinical development, we determine whether and at which point to pursue a partnership for later development and commercialization. The drug candidate can then be either completely out-licensed or developed further in cooperation with a pharmaceutical or biotechnology company (co-development). Alternatively, individual projects may be developed on a proprietary basis until they reach the market, with MorphoSys commercializing a product in selected regions. The most advanced programs in our Proprietary Development segment are discussed below.

TAFASITAMAB

OVERVIEW

Tafasitamab (formerly known as MOR208, XmAb5574) is an investigational, humanized Fc-engineered monoclonal antibody directed against the antigen CD19, which is broadly expressed on the surface of B cells, a type of white blood cell, and is thus a target against B cell malignancies. We are currently investigating tafasitamab for the treatment of various B cell malignancies, including diffuse large B cell lymphoma (DLBCL) and chronic lymphocytic leukemia (CLL). The main focus of the current tafasitamab development program is on relapsed/refractory (r/r) DLBCL, and we have two studies—L-MIND (phase 2) and B-MIND (phase 2/3) ongoing in that indication. At the end of December 2019, we initiated a clinical phase 1b study of tafasitamab in newly diagnosed DLBCL.

We are developing tafasitamab pursuant to a collaboration and license agreement that we entered into in June 2010 with Xencor. For more information on this agreement, please refer to Collaboration and License Agreements—Collaboration and License Agreement with Xencor. In addition, at the beginning of 2020 we signed a collaboration and license agreement granting Incyte U.S. co-commercialization and ex-U.S. commercialization rights for tafasitamab. Under the terms of the agreement, we and Incyte will be responsible for the further clinical development of tafasitamab. For more information on this agreement, please refer to Collaboration and License Agreements – Collaboration and License Agreement with Incyte.

In 2014, we were granted fast track designation for tafasitamab by the FDA for the treatment of r/r DLBCL. The FDA’s fast track program is designed to facilitate the development and expedite the review of product candidates intended, alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and that demonstrates the potential to meet an unmet medical need for such diseases or conditions. Also, the FDA and the European Commission have granted orphan drug designation (in 2014) and orphan medicinal product status (in 2015), respectively, for tafasitamab for DLBCL and CLL/small lymphocytic lymphoma (SLL).

In October 2017, based on preliminary data from the ongoing L-MIND study, the FDA granted BTD for tafasitamab in combination with lenalidomide (LEN), for the treatment of patients with r/r DLBCL who are not eligible for high-dose chemotherapy and autologous stem cell transplantation. The FDA grants this designation to a product candidate intended alone or in combination with one or more other drugs to treat a serious or life-threatening disease or condition when preliminary data indicate that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA’s grant of breakthrough therapy designation is intended to expedite the development and review of product candidates.

At the end of 2019, we submitted a biologics license application (BLA) for tafasitamab based on the primary analysis data from the phase 2 L-MIND trial of tafasitamab in combination with lenalidomide in patients with r/r DLBCL and primary analysis data from our Re-MIND study. The FDA accepted our BLA filing, granted priority review and has set a Prescription Drug User Fee Act (PDUFA) goal date of August 30, 2020. The FDA has informed us that they are not currently planning to hold an advisory committee meeting to discuss the application.

TREATMENT OF B CELL MALIGNANCIES AND DLBCL

B cell malignancies include lymphomas such as Non-Hodgkin’s Lymphoma, or NHL, including DLBCL, and leukemias such as CLL and Acute Lymphoblastic Leukemia (ALL).

First-line treatment of B-cell malignancies, including DLBCL, most commonly consists of a combination chemotherapy regimen plus rituximab (Rituxan®), also referred to commonly as R-CHOP (R, rituximab; CHOP, cyclophosphamide, doxorubicin, vincristine and the corticosteroid prednisone). There is a scientific rationale for the replacement of a CD20-targeting approach such as with rituximab (Rituxan®) with a CD19 targeting antibody. First of all, CD19 has been shown to be expressed earlier and more broadly during B cell development than CD20. Secondly, in clinical practice, an anti-CD20 approach is often applied by physicians in the relapsed or refractory (r/r) setting, even though patients have already shown a relapse to a prior therapy containing an anti-CD20 antibody. In DLBCL, despite the therapeutic success of first-line R-CHOP, up to 40% of patients become refractory to or relapse after initial treatment with fast progression of disease.

DLBCL patients who are refractory or relapse after R-CHOP have a poor prognosis and few therapeutic options. Treatment options for r/r DLBCL are currently curative high-dose chemotherapy (HDC) and subsequent autologous stem cell transplantation (ASCT), if the patients are relatively fit. In late 2017, a first chimeric antigen receptor-T cell (CAR-T) therapy by Kite/Gilead (Yescarta®) was approved for the treatment of r/r DLBCL. Meanwhile, the FDA approved Yescarta® also for the treatment of primary mediastinal B cell lymphoma, high-grade B cell lymphoma and DLBCL that results from follicular lymphoma. In August 2018, Yescarta® also received European Marketing Authorization for the treatment of r/r DLBCL and PMBCL after two or more lines of systemic therapy. In March and August 2018, a second CAR-T therapy, Kymriah®, developed by Novartis, received FDA approval and European approval, respectively, for the treatment of ALL and r/r DLBCL after two or more lines of prior therapy. It remains to be seen what proportion of r/r patients will be considered to be eligible for such therapies, and how broadly such therapies will be available for the foreseeable future. For those DLBCL patients who are not eligible for HDC and ASCT, or for CAR-T treatments, current treatment options are limited.

In r/r DLBCL, approximately half of patients are eligible for HDC followed by ASCT. Of those r/r DLBCL patients who can be transplanted, about 50% suffer a further relapse. Therefore, the vast majority of DLBCL patients relapsing after first-line treatment will ultimately be treated in a palliative setting, utilizing such regimens as rituximab plus bendamustine. There remains a high unmet need for novel therapies in r/r patients, especially in those not able to undergo HDC and ASCT.

TAFASITAMAB FOR TREATMENT OF B CELL MALIGNANCIES, INCLUDING DLBCL

TAFASITAMAB—PROPOSED MECHANISM OF ACTION

Tafasitamab binds to the CD19 antigen, which is broadly and homogeneously expressed across various B cell-derived blood cancers. According to preclinical findings, CD19 is able to enhance B cell receptor signaling, which is important for B cell survival and is considered an important therapeutic target for the treatment of B cell-related lymphomas and leukemias.

The suggested mechanism of action of tafasitamab is as follows: The Fc-engineered antibody tafasitamab binds to the CD19 antigen on the surface of blood cancer cells. This attracts the immune system’s natural killer cells, and/or macrophages. Natural killer cells and macrophages attach themselves to the cancer cells by way of the tafasitamab antibody and kill them through the processes of antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP). tafasitamab’s engineered Fc region is designed to increase the effectiveness of the body’s immune reaction to cancer cells. In addition to its immune-mediated functions, the binding of tafasitamab to CD19 may also lead to the direct killing of the tumor cells, or direct cytotoxicity. The below figure depicts the suggested mechanisms of action of tafasitamab:

We believe that, if approved by the authorities, tafasitamab may offer a differentiated therapeutic approach in DLBCL. In particular, for r/r DLBCL patients who are ineligible for or not willing to undergo HDC and ASCT, available treatment options are limited. It is our goal to further clinically investigate tafasitamab in this patient segment who are in need of more treatment options.

DEVELOPMENT OF TAFASITAMAB

Tafasitamab has been or is being investigated in several clinical trials in the following indications: DLBCL, FL/MZL, CLL/SLL and B cell acute lymphoblastic leukemia (B-ALL). A phase 1 trial in CLL/SLL and a phase 2 trial in B-ALL were completed in 2013 and 2015, respectively. A phase 2 trial in NHL (including r/r DLBCL, mantle cell lymphoma (MCL), follicular lymphoma (FL), and other indolent NHL) and an investigator-initiated phase 2 trial in CLL/SLL are currently ongoing. Three additional trials (two in DLBCL and one in CLL) in combination with other therapies are also currently ongoing and we recently started a phase 1b study with tafasitamab in newly diagnosed DLBCL called First-MIND which assesses tafasitamab or tafasitamab and lenalidomide in addition to R-CHOP in adult patients with newly diagnosed, previously untreated DLBCL.

The main focus of the current tafasitamab development program is on DLBCL. Our L-MIND and B-MIND trials, as well as our First-MIND study, are being conducted in this indication. L-MIND and B-MIND are focusing on r/r DLBCL patients who are not eligible for high-dose chemotherapy and subsequent autologous stem cell transplantation. Following its review of preliminary data from the L-MIND study, in October 2017 the FDA awarded breakthrough therapy designation for tafasitamab, in combination with LEN for the treatment of non-transplant eligible patients with r/r DLBCL and we submitted a BLA to the FDA based on primary completion data of L-MIND by end of 2019, which is currently under priority review. Our First-MIND study enrolls patients with previously untreated DLBCL.

ACTIVE CLINICAL COMBINATION TRIALS

Currently four clinical combination studies with tafasitamab are ongoing—L-MIND, B-MIND, First-MIND and COSMOS.

L-MIND: The L-MIND study is a phase 2 trial initiated in April 2016 to evaluate tafasitamab in combination with lenalidomide in patients suffering from r/r DLBCL. The trial was designed as an open-label, single-arm study with the primary endpoint being objective response rate (ORR) by an independent review committee, with multiple secondary endpoints, including progression-free survival (PFS), overall survival (OS) and time to progression (TTP). We completed the safety run-in phase of the L-MIND trial in August 2016. No unexpected safety signals have been detected and the trial was continued as planned. The trial enrolled patients with r/r DLBCL after up to three prior lines of therapy, with at least one prior therapy including an anti-CD20 targeting therapy, such as rituximab (Rituxan®). Patients enrolled could not be candidates for HDC and ASCT. Patient enrollment was completed in November 2017. Detailed data of the primary analysis (cut-off date November 30, 2018, and a follow-up period of at least 12 months for all patients) were presented on June 22, 2019 at the 15th International Conference on Malignant Lymphoma (ICML) in Lugano, Switzerland. The 81 patients enrolled had a median age of 72 years and a median of two prior therapies. 61/81 (75%) were in advanced Ann Arbor stage III/IV; 36/81 (44%) were refractory to the last prior therapy line and 33/81 (41%) were rituximab-refractory in any line.

Efficacy results in this update were based on 80 patients who received the tafasitamab plus LEN combination and were assessed by an independent review committee. The ORR was 60% (48 out of 80 patients), and the complete response (CR) rate was 43% (34 out of 80 patients). 88% of the CRs were PET (positron emission tomography) confirmed. Consistently high activity was observed in relevant patient subgroups. Responses were durable with a median DoR was 21.7 mo (95% CI 21.7 – NR), especially in patients who achieved a CR (median not reached; 95% CI 21.7 – NR). The median progression-free survival (mPFS) was 12.1 months with a median follow-up of 17.3 months. Median overall survival (OS) was not reached (NR) (95% CI 18.3 months—NR) with a median follow-up time of 19.6 months. The 12-month OS rate was 73.7%.

The safety profile in L-MIND is characterized by hematological toxicity, leading AE here was neutropenia (grade ≥3 48%) which was well manageable. Febrile neutropenias occurred in 13% of patients during the entire treatment duration. Infection-related AEs were typically of lower grade. Non-hematological toxicities were also of lower grade and characterized by gastrointestinal toxicities such as diarrhea, decreased appetite, constipation or nausea or vomiting and skin toxicity such as rash. Of note, the rate of infusion-related reactions was very low at 6% and only of grade 1. The incidence and severity of TEAEs was lower during the tafasitamab monotherapy phase.

On October 29, 2019, we announced topline results from the primary analysis of the retrospective observational matched control cohort (Re-MIND). This study was designed to compare the effectiveness of lenalidomide monotherapy based on real-world patient data with the efficacy outcomes of the tafasitamab-lenalidomide combination, as investigated in our L-MIND trial. Re-MIND collected outcome data from 490 non-transplant eligible patients with r/r DLBCL who had received lenalidomide monotherapy in the U.S. and the EU in a real-world setting. Qualification criteria for matching patients of both studies were pre-specified. As a result, 76 eligible Re-MIND patients were identified and matched 1:1 to 76 of 80 L-MIND patients based on important baseline characteristics. Objective response rates (ORR) were validated based on this subset of 76 patients in Re-MIND and L-MIND, respectively. The primary endpoint of Re-MIND has been met and shows a statistically significant superior best ORR of the tafasitamab-lenalidomide combination compared to lenalidomide monotherapy. ORR was 67.1% (95% confidence interval (CI): 55.4-77.5) for the tafasitamab-lenalidomide combination, compared to 34.2% (CI: 23.7-46.0) for the lenalidomide monotherapy (p<0.0001; odds ratio 3.89 [95% CI 1.90, 8.14]). Superiority was consistently observed across all secondary endpoints, including complete response (CR) rate (tafasitamab-lenalidomide combination 39.5%; 95% CI: 28.4-51.4 versus lenalidomide monotherapy 11.8%; 95% CI: 5.6-21.3; p<0.0001), as well as in pre-specified statistical sensitivity analyses. In addition, there was a significant difference observed in overall survival, which was not reached in the tafasitamab-lenalidomide combination as compared to 9.4 months in the lenalidomide monotherapy (hazard ratio 0.47; CI: 0.30-0.73; p<0.0008).

At the end of 2019, we submitted a BLA to the U.S. FDA for tafasitamab for the treatment of r/r DLBCL. The BLA submission is based on the primary analysis data from the L-MIND trial of tafasitamab in combination with lenalidomide in patients with r/r DLBCL, the retrospective observational matched control cohort Re-MIND evaluating efficacy outcomes of r/r DLBCL patients who received lenalidomide monotherapy and the phase 2 NHL study evaluating efficacy and safety of r/rDLBCL patients who received tafasitamab monotherapy. In parallel, we announced our intention to submit a Marketing Authorization Application (MAA) to the EMA based on the L-MIND study. A letter of intent was submitted to the EMA in early July 2019, and it is planned to complete the MAA submission by mid-2020.

B-MIND: The B-MIND trial is a phase 2/3 randomized, multicenter study in which patients are randomized in a one-to-one fashion to receive either tafasitamab in combination with bendamustine or rituximab (Rituxan®) in combination with bendamustine. The study was initiated in September 2016 at 180 centers across Europe, the Asia/Pacific region and the United States and aims to enroll patients with r/r DLBCL. Patients must have been treated previously with at least one but not more than three prior lines of therapy, including one anti-CD20 targeted therapy, such as rituximab (Rituxan®) and must not be candidates for HDC and ASCT. In June 2017, the phase 3 part of B-MIND commenced. Prior to that, the Independent Data Monitoring Committee of the trial had supported its continuation as per protocol and the transition of the study into its phase 3 part based on the available data from the phase 2 safety evaluation. In the first quarter of 2019, after consultation with the FDA we amended the study by including a secondary, co-primary endpoint based on a biomarker, defined as a low baseline peripheral blood natural killer (NK) cell count. Patients with a low number of NK cells (defined as 100 or fewer NK cells per microliter of blood) at study entry represent approximately 50% of the total study population and are believed to exhibit a less favorable response to anti-CD20-based therapies. In November 2019, the B-MIND study successfully passed the pre-planned, event-driven interim analysis for futility. An independent data monitoring committee (IDMC) assessed efficacy data in both the overall patient population as well as in the biomarker-positive subpopulation and recommended to increase the number of patients from currently 330 to 450. Recruitment is continuing and topline results are expected to be available in 2022.

First-MIND: In addition to the aforementioned clinical development, we initiated a clinical phase 1b trial named First-MIND with tafasitamab in frontline DLBCL by end of 2019. The study is an open-label, randomized, two arm multicenter phase 1b study to evaluate safety and preliminary efficacy of tafasitamab or tafasitamab and lenalidomide in addition to R-CHOP in adult patients with newly diagnosed, previously untreated DLBCL. Patients enrolled in each arm will receive six cycles of treatment. The primary endpoint is the incidence and severity of treatment-emergent adverse events (AEs), key secondary endpoints are objective response rate (ORR) and PET-negative complete response (CR) rate at the end of treatment.

COSMOS: In addition to the trials in DLBCL described above, we are currently evaluating tafasitamab in a phase 2 trial in r/r CLL and SLL. The trial, named COSMOS, is a two-cohort open-label, multicenter study evaluating the preliminary safety and efficacy of tafasitamab combined with the PI3K -inhibitor idelalisib (cohort A) or the BCL-2 inhibitor venetoclax (cohort B) in patients with r/r CLL or SLL who failed or were intolerant on prior treatment with Bruton’s Tyrosine Kinase inhibitor (BTKi) ibrutinib. Treatment was planned to be administered until disease progression. At ASH 2019, primary analysis data for both cohorts with a cut-off date as of October, 2019, were presented. In cohort A, eleven patients were enrolled and received tafasitamab plus idelalisib. The patients were elderly (median age 69 years), heavily pretreated (median of 5 prior therapies, range 2-9), and had adverse prognostic features (eg 46% TP53 mutations, 46% del17p, ≥55% complex karyotype). The median time on study was 7.4 months. The best overall response rate was 91% (10/11 patients) with one patient achieving a CR (9%). Of the eight patients assessed for minimal residual disease (MRD) status, two patients achieved MRD negativity in peripheral blood and one out of three patients tested achieved MRD negativity in the bone marrow. 9/11 (81.8%) patients discontinued treatment during the study, 4 patients due to progressive disease (PD), 2 patients due to adverse events (AEs), 2 patients due to deaths, and one patient due physician decision (9.1%). Neutropenia was the most common Grade ≥3 treatment-emergent AE (TEAE) (46%), followed by anemia (27%), and thrombocytopenia (27%) (Table 2). In cohort B, 13 patients were enrolled to receive tafasitamab plus venetoclax. The median age was 64 years, median number of prior therapies 3 (range 1-5). Patients had adverse prognostic features (69% unmutated IgVH status, 92% ≥ complex karyotype, 31% TP53 mutation, 31% del17p). 11/13 received tafasitamab plus venetoclax, 2 patients received tafasitamab only since they discontinued after an infusion-related reaction on C1D1. The median time on study was 15.6 months. A best

ORR was achieved in 10/13 (76.9%) patients (CR 46.2%, PR 30.8%) in the intention-to-treat population. Of the seven patients assessed for MRD status, six patients achieved MRD negativity in the PB, and 2 of 4 patients assessed achieved MRD negativity in BM. Eight (61.5%) patients discontinued treatment during the study, 3 due to AEs, one due to progressive disease, one due to death, and three due to other reasons. Neutropenia was the most common Grade ≥3 TEAE (46%), followed by anemia (8%) and leukopenia (8%). In the COSMOS study, the combinations of tafasitamab with idelalisib or tafasitamab with venetoclax were generally well tolerated, with promising efficacy in heavily pretreated patients with R/R CLL who discontinued prior treatment with a BTK inhibitor. The toxicity profile was distinct and was dependent on the combination partner; however, the TEAEs in both combinations were manageable. The response rate and durability of response suggest that both combinations are clinically active in patients with R/R CLL who discontinued prior treatment with a BTK inhibitor. The response rates and MRD negativity outcomes indicate that combinations of targeted agents with tafasitamab, an anti-CD19 antibody, have valuable antitumor activity.

ACTIVE SINGLE-AGENT CLINICAL TRIAL

Phase 2a Clinical Trial with Tafasitamab as a Single Agent in r/r NHL including DLBCL

We conducted an open-label, phase 2a, multicenter study to assess the activity and safety of weekly doses of 12 mg/kg tafasitamab as a single agent in 92 pre-treated patients with various subtypes of r/r NHL, including DLBCL, MCL, FL and other indolent NHL (iNHL), including MZL. Seventy-six of the 92 patients were evaluable for post-baseline response assessment. The ORR was 36% in the DLBCL subgroup and 30% in iNHL patients (both based on evaluable patients). Based on all patients with DLBCL and iNHL in the study, the ORR was 26% and 29%, respectively. In addition to patients achieving a partial or complete response (PR, CR), a clinical benefit was also observed in other patients treated with tafasitamab. The majority of patients (5/6 DLBCL and 12/16 iNHL) with stable disease also had a reduction in the size of the target lesions. This resulted in a disease control rate of 40% in DLBCL and 73% in iNHL patients.

Following updated data from a longer follow-up of the study were reported at the ASH 2019 Annual Meeting:

In the overall population of 22 responders, the median duration of response (DoR) was 24.0 months (95% confidence interval [CI]: 11.1–not applicable [NA]). The median DoR of 20.1 months (95% CI: 1.1–not reached [NR]) for the nine responders with DLBCL was comparable with the DoR of 24 months (95% CI: 2.6–NR) for the 10 responders with FL. Median DoR in the other iNHL subgroups was not reached (three responders, none with documented progression). The median Time to progression (TTP) of the intent-to-treat (ITT) population was 5.4 months (95% CI: 3.4–12.0). For the DLBCL subgroup TTP was 3.1 months, for the FL subgroup it was 8.8 months, and for MCL it was 3.0 months. For other iNHL the median time was not reached.

Median progression-free survival (PFS) was 2.7 months (95% CI 2.1–13.2) in patients with DLBCL, 8.8 months (95% CI 5.4–20.5) in patients with FL and not reached (95% CI 2.0–NA) in patients with other iNHLs. PFS rate at 12 months (K-M estimate) was 34.3% for DLBCL, 39.2% for FL, 18.7% for MCL, and 53.3% for the other iNHL subgroup. Overall, similar 12-month PFS was observed in rituximab-refractory (43.5%, 95% CI: 18.0–51.4) as well as non-refractory patients (37.0%, 95% CI: 21.3–52.8). Five patients enrolled in this study who were in complete remission and still on tafasitamab treatment at the cut-off date (28 September 2018) demonstrated the feasibility of long-term treatment (>4 years) with tafasitamab monotherapy.

Tafasitamab was well tolerated in patients with r/r NHL. Most treatment-emergent adverse events (TEAEs) were mild in nature. The most common grade ≥3 TEAEs were neutropenia (9.8%), thrombocytopenia (4.3%), anemia (3.3%) and pneumonia (3.3%). Four patients (4.3%) experienced serious adverse reactions (febrile neutropenia, genital herpes zoster, infusion-related reaction and myelodysplastic syndrome). There was no evidence of grade ≥3 late toxicity during the long-term follow-up period; no treatment-related deaths occurred.

ACTIVE INVESTIGATOR-INITIATED COMBINATION STUDY

Phase 2 Investigator-Sponsored Trial with Tafasitamab in CLL (OSU-13031)

In an investigator-sponsored trial presented in December 2016, investigators evaluated tafasitamab in combination with LEN in three cohorts of patients with CLL: previously untreated CLL patients, r/r CLL patients and patients with Richter’s Transformation. The trial also included a fourth cohort of ibrutinib-treated CLL patients with identified resistance mutations to ibrutinib in the tumors (molecular relapse) but no confirmed clinical relapse, where tafasitamab was added to ibrutinib therapy. Historical data had generally shown poor clinical outcomes in patients who relapse after treatment with the BTKi ibrutinib and whose leukemia cells carry a mutation in the BTK gene prior to relapse. According to the data presented by investigators at the time, 34 patients had been enrolled in the study, 27 receiving tafasitamab in combination with LEN (eleven of whom were in the previously untreated cohort, eleven in the r/r cohort, five in the Richter’s Transformation cohort) and seven receiving tafasitamab plus ibrutinib. Ten out of 34 patients (safety cut-off May 31, 2016) (29%) experienced an aggregate of 19 SAEs across all cohorts. SAEs were most frequently reported in the System Organ Classes of metabolism and nutrition disorders (three patients (9%) experienced five SAEs); infections and infestations (three patients (9%) experienced four SAEs); respiratory, thoracic and mediastinal disorders (two patients (6%) experienced two SAEs); general disorders and administration site conditions (two patients (6%) experienced two SAEs) and investigations (two patients (6%) experienced two SAEs). By Preferred Term, the most frequently reported SAEs were dyspnea (two patients (6%) experienced two SAEs) and hypercalcaemia (one patient (3%) experienced two SAEs). All other reported SAEs were single occurrences, including clostridium difficile colitis, metapneumovirus infection, pneumocystis jirovecii pneumonia, sepsis, dehydration, fluid retention, hyponatraemia, confusional state, cholelithiasis, renal failure, death (related to progression of underlying disease), systemic inflammatory response syndrome, blood lactate dehydrogenase increase, weight decrease and infusion-related reaction.

A causal relationship to the administration of tafasitamab was suspected in two patients (6%). These two SAEs included an infusion-related reaction with symptoms of feeling warm, facial flushing, nausea, vomiting and dizziness, and one dyspnea.

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

In total 41 patients were enrolled as of 15 November 2018, thereof 40 received at least the first dose (1 mg/kg) of tafasitamab. All patients discontinued tafasitamab treatment as per protocol. Follow-up is ongoing.

Expanded Access Program

On February 4, 2020 we announced the initiation of an expanded access program, or EAP, in the U.S. for tafasitamab. The EAP may provide access to tafasitamab for use in certain adult patients with r/r DLBCL in combination with lenalidomide. According to the FDA, expanded access programs—sometimes called “compassionate use”—provide a pathway for a patient to receive an investigational medicine for a serious disease or condition. They are often made available when there are no comparable or satisfactory alternative therapies to treat the disease or condition; patient enrollment in clinical trials is not possible; potential patient benefit justifies the potential risk of treatment and providing the investigational medicine will not interfere with investigational trials that could support the medicine’s marketing approval for the treatment indication. To qualify for the tafasitamab EAP, patients with r/r DLBCL need to meet the EAP inclusion/exclusion criteria that are aligned with our L-MIND study. Treatment of DLBCL patients in the EAP is recommended with tafasitamab in combination with lenalidomide according to the treatment schedule in L-MIND. The EAP will be available for a limited time while the FDA reviews our BLA for tafasitamab. Requests for expanded access to tafasitamab must be made by a U.S. licensed, treating physician. The tafasitamab EAP will be administered by Clinigen Healthcare Ltd.

Completed Clinical Trials

Phase 2 Trial with Tafasitamab as Single-Agent in ALL

In 2013, we initiated a phase 2 clinical trial of tafasitamab in B cell acute lymphoblastic leukemia (B-ALL). The U.S.-based open-label, multicenter, single-arm clinical trial was designed to assess the efficacy of tafasitamab in patients suffering from r/r B-ALL. Secondary outcome measures included response duration, safety and pharmacokinetics of tafasitamab. A total of 22 patients were treated in this study, and responses to tafasitamab therapy were observed in two patients (one CR, and one CR with incomplete hematologic recovery), yielding an ORR of 9.1%. Recruitment was stopped after 22 patients had entered the treatment period.

CLL Phase 1 and Preclinical Development

In preclinical studies conducted by Xencor, tafasitamab demonstrated FcR-dependent anti-tumor activity against multiple human B cell lymphomas in vitro and anti-tumor effects in mouse lymphoma models. Xencor also demonstrated favorable half-life and B cell depletion in monkey models. Xencor submitted the Investigational New Drug, or IND, for tafasitamab to the FDA in February 2010.

In January 2013, Xencor completed a phase 1 clinical trial of tafasitamab in patients with high-risk, heavily-pretreated CLL. Twenty-seven patients were enrolled and were evaluable for response. Dose levels from 0.3 to 12 mg/kg were tested. The trial protocol was amended to include a period of extended dosing for a total of eight patients at the 12 mg/kg dose to study the effect of longer duration of exposure on safety and response rate. The primary endpoints for this clinical trial were safety, pharmacokinetics and immunogenicity. The secondary endpoints for this trial included clinical responses assessed according to the International Working Group on CLL (IWCLL) 2008 and 1996 Guidelines. ORR by IWCLL 2008 criteria was 29.6% (eight partial responses in 27 evaluable patients). Using IWCLL 1996 response criteria resulted in a response rate of 66.7% (18 partial responses).

MOR202

OVERVIEW

MOR202 is a recombinant human IgG1 HuCAL monoclonal antibody directed against the target molecule CD38. CD38 is a highly expressed and clinically validated target in multiple myeloma, or MM. Scientific research suggests that an anti-CD38 antibody also may have therapeutic activity in autoimmune and other diseases driven by autoantibodies, such as anti-PLA2R-positive membranous nephropathy or systemic lupus erythematosus.

We are currently conducting a phase 1/2 trial in anti-PLA2R positive membranous nephropathy, or aMN, an autoimmune disease that affects the kidney. The proof of concept trial called M-PLACE is an open-label, multicenter trial and will primarily assess the safety and tolerability of MOR202. Secondary outcome measures will be the effect of MOR202 on serum anti-PLA2R antibodies and evaluation of immunogenicity and pharmacokinetics of MOR202, while an exploratory objective is to determine the clinical efficacy. The trial will enroll hard-to-treat patients with either high anti-PLA2R titer or having failed prior treatment.

We also conducted a phase 1/2a trial in MM. Data from this study was presented at the ASH Annual Meeting in December 2018. During 2018, we announced our decision not to continue development of MOR202 in MM beyond completion of the currently ongoing trial. This is in line with previous announcements that we would not continue to develop MOR202 in MM without having a suitable partner. However, we continue to support our partner I-Mab’s development of MOR202 with the aim to gain approval in MM for the greater Chinese market as planned. I-Mab is evaluating MOR202 in a phase 2 study initiated in March 2019 as a third-line therapy for r/r multiple myeloma as well as a phase 3 study in combination with lenalidomide as a second-line therapy for r/r multiple myeloma initiated in April 2019. On October 14, 2019, we and our partner I-Mab Biopharma announced that I-Mab has received Investigational New Drug (IND) clearances from the National Medical Products Administration (NMPA) of China for MOR202. This allows the expansion of I-Mab’s phase 2 and phase 3 trial with MOR202/TJ202 in r/r multiple myeloma that are currently ongoing in Taiwan into mainland China.

We have an exclusive regional licensing agreement for MOR202 with I-Mab Biopharma. Under the terms of the agreement signed in November 2017, I-Mab has the exclusive rights to develop and commercialize MOR202 in China, Taiwan, Hong Kong and Macao. Upon signing, MorphoSys received an immediate upfront payment of US$ 20 million. We are also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to US$ 100 million, as well as tiered double-digit royalties on net sales of MOR202 in the agreed regions.

DESCRIPTION OF ANTI-PLA2R-POSITIVE MEMBRANOUS NEPHROPATHY AND CURRENT TREATMENT

Membranous nephropathy, or MN, is a chronic inflammatory disease of the glomeruli which is characterized by subepithelial deposition of immune complexes at the glomerular basement membrane. The deposition of complexes results in a dysfunctional permeability of the capillary walls of the glomeruli, leading to proteinuria and very frequently to nephrotic syndrome. MN is the most common cause of nephrotic syndrome in non-diabetic Caucasian adults over 40 years of age. There are about 90,000 patients affected in the U.S. and EU5 (derived from Couser, CJASN, 2017). According to Couser, CJASN, 2017, MN has an estimated annual U.S. incidence of 1:100,000. The disease is very often driven by the presence of autoantibodies targeting the phospholipase A2 receptor 1 (PLA2R), specifically in patients with primary membranous nephropathy. 75%-85% of these patients are PLA2R-positive. The anti-PLA2R antibody titer is also suitable as a prognostic marker to evaluate and monitor the disease course and therapy. There is a significant correlation between the anti-PLA2R antibody titer and the disease activity and severity.

Currently, there are no approved treatments available for patients with membranous nephropathy. Treatments used include supportive care with Angiotensin-converting-enzyme inhibitors or Angiotensin-Receptor blockers, statins, diuretics, off-label used immunosuppressive therapy with cyclophosphamide, ciclosporin A and rituximab (also off-label). There remains an unmet need for effective therapy with a favorable risk-benefit profile that can support earlier initiation of immunosuppressive therapy for patients with membranous nephropathy. Thus, targeting plasma cells that produce autoantibodies with an anti-CD38 antibody might provide clinical benefit and serve as a new treatment option for this disease.

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

There are a number of drug classes for the treatment of multiple myeloma: monoclonal antibodies, immunomodulatory drugs (IMiDs), proteasome inhibitors, chemotherapy, histone deacetylase inhibitor, and steroids. One of the primary treatment regimens is cytoreductive chemotherapies in combination with stem cell transplantation, aimed at achieving a cure, if possible. Moreover, combination therapy with different drug classes is an increasingly important treatment strategy in multiple myeloma. In addition, myeloma patients require substantial supportive therapy aimed at managing the complications of the disease (such as bone damage) and ameliorating the side effects of treatment.

The introduction of CD38 monoclonal antibodies to the treatment landscape of MM, highlighted by the approval of daratumumab, might be transformative. Based on their distinct mechanisms of action, a generally favorable toxicity profile, and single-agent activity, CD38 antibodies are considered as attractive partners in combination regimens. Deep responses and prolonged PFS have been achieved in r/r MM patients when CD38 antibodies were combined with immunomodulatory agents or proteasome inhibitors.

MOR202—MECHANISM OF ACTION

MOR202 is our anti-CD38 antibody candidate, which is currently being developed in anti-PLA2R-positive aMN and by our partner I-Mab in MM. The antibody’s key activities are ADCC and ADCP. It does not involve complement-dependent cytotoxicity (CDC), an additional mechanism involved in tumor cell killing. In addition, the preclinical data point to a low level of NK-cell depletion.

The figure below depicts the suggested mechanism of action of MOR202 toward either multiple myeloma cells or autoantibody-producing plasma cells:

One of the key features of MOR202 is a low frequency of infusion-related reactions, leading to an infusion time as short as 30 minutes.

DEVELOPMENT OF MOR202

We are currently investigating MOR202 in a phase 1/2 clinical in patients with aMN. The trial was initiated in October 2019 and recruitment is ongoing. Further, our partner I-Mab Biopharma is investigating MOR202 for the treatment of multiple myeloma in the Chinese region.

ACTIVE CLINICAL TRIALS

Phase 1/2 Trial with MOR202 in aMN

In October 2019, we initiated a phase 1/2 trial in anti-PLA2R positive membranous nephropathy, an autoimmune disease that affects the kidney. The proof of concept trial called M-PLACE is an open-label, multicenter trial and will primarily assess the safety and tolerability of MOR202. Secondary outcome measures will be the effect of MOR202 on serum anti-PLA2R antibodies and evaluation of immunogenicity and pharmacokinetics of MOR202, while an exploratory objective is to determine the clinical efficacy. The trial will enroll hard-to-treat patients with either high anti-PLA2R titer or having failed prior treatment.

Phase 2 and Phase 3 Trial with MOR202/TJ202 in r/r MM

I-Mab is evaluating MOR202/TJ202 in a phase 2 study initiated in March 2019 as a third-line therapy for r/r multiple myeloma as well as a phase 3 study in combination with lenalidomide as a second-line therapy for r/r multiple myeloma initiated in April 2019. On October 14, 2019, we and our partner I-Mab Biopharma announced that I-Mab has received Investigational New Drug (IND) clearances from the National Medical Products Administration (NMPA) of China for MOR202/TJ202. This allows the expansion of I-Mab’s phase 2 and phase 3 trial with MOR202/TJ202 in r/r multiple myeloma that are currently ongoing in Taiwan into mainland China.

Phase 1/2 Trial with MOR202 in r/r MM

A phase 1/2a trial in patients with r/r MM is currently ongoing. The dose-escalation trial comprises three arms: MOR202, MOR202 in combination with the immunomodulatory drug (IMiD) lenalidomide (LEN), and MOR202 in combination with the IMiD pomalidomide (POM), in each case with low-dose dexamethasone (DEX). Enrollment in the study completed in August 2017 and primary completion analysis was performed at a data cut-off at December 31, 2017, a primary completion clinical study report was compiled and issued in August 2018. The primary endpoints of the trial are safety, tolerability and recommended dose for MOR202 alone and in combination with immunomodulatory drugs. Secondary outcome measures are pharmacokinetics and preliminary efficacy based on ORR, duration of response, TTP, and PFS. In the trial, MOR202 was administered as a two-hour or shorter infusion up to the highest planned dose of 16 mg/kg. The latest data were presented at the ASH Annual Meeting in December 2018.

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

MOR106

OVERVIEW

MOR106 is an investigational fully human IgG1 monoclonal antibody derived from our Ylanthia library and designed to selectively target IL-17C. MOR106 came from the strategic discovery and co-development alliance between Galapagos and MorphoSys, in which both companies contributed their core technologies and expertise. It is the first publicly disclosed monoclonal antibody targeting IL-17C in clinical development worldwide. In preclinical studies, MOR106 has been shown to inhibit the binding of IL-17C to its receptor thus abolishing its biological activity. Results from rodent inflammatory skin models of atopic dermatitis (AtD) and psoriasis support clinical development of MOR106 for the treatment of inflammatory diseases. In 2018, Galapagos and MorphoSys entered into an exclusive worldwide development and commercialization collaboration with Novartis with respect to MOR106. In October 2019, the three parties jointly announced the end of the clinical development program of MOR106 in AtD and are now exploring the future strategy with MOR106.

MOR106 MECHANISM OF ACTION

To our knowledge, MOR106 is the first antibody in clinical development worldwide targeting the IL-17C antigen. The cytokine IL-17C represents a novel target, which is up-regulated in inflammatory skin disorders such as psoriasis and AD. Based on findings from preclinical animal models, IL-17C is expected to play an important pro-inflammatory role in such skin disorders. Importantly, IL-17C has been shown to be clearly distinct from other members of the IL-17 cytokine family, not only its protein sequence, but also with regards to its site of origin, its biological function, and its signaling pathway.

In inflammatory skin disorders, IL-17C has been identified as an important pro-inflammatory mediator. IL-17C is the only known IL-17 family member primarily expressed by epithelial cells, such as skin keratinocytes. IL-17C binds to its receptor consisting of the subunits IL-17-RA and IL-17-RE. Intracellular signaling occurs via the unique IL-17-RE receptor chain, which is not targeted by any other IL-17 family member. Binding of IL-17C to its receptor is assumed to trigger an inflammatory cascade that plays a promoting role in skin diseases. MOR106 is designed to block this interaction by specifically binding to the cytokine, thereby neutralizing IL-17C’s biological activity. The figure below depicts the suggested mechanism of action of MOR106:

DEVELOPMENT OF MOR106

The clinical development program of MOR106 in atopic dermatitis (AtD) included two phase 2 studies IGUANA and GECKO, as well as a phase 1 bridging study for subcutaneous formulation and a Japanese ethno-bridging study. In October 2019, we, Galapagos NV and Novartis Pharma AG announced the end of the clinical development program of MOR106 in AtD. The joint decision of all three involved parties was based on an interim analysis for futility that was performed in the phase 2 IGUANA trial. The analysis detected a low probability to meet the primary endpoint of the study, defined as the percentage change in the eczema area and severity index (EASI) score. The decision was based on a lack of efficacy and not on safety concerns.

All studies in atopic dermatitis were ended. The parties now explore the future strategy with MOR106.

CLINICAL TRIALS

We reported results from a phase 1 study in September 2017, with more detailed results presented in February 2018, investigating the safety, tolerability and pharmacokinetic profile of MOR106 when administered intravenously, or IV, in single ascending doses in healthy volunteers as well as in multiple ascending doses in patients suffering from AtD. The primary objective of the phase 1 study was to evaluate the safety and tolerability of MOR106. The study’s secondary objective was to characterize the pharmacokinetic profile of MOR106 in healthy volunteers as well as AtD patients. Exploratory objectives included the measurement of early signs of efficacy. In the single ascending dose part of the study, 56 healthy volunteers received an infusion (MOR106 (n=42); placebo (n=14)), followed by a 7-week follow-up period. In the multiple ascending dose part of the study, 25 patients diagnosed with moderate-to-severe AtD (MOR106 (n=18); placebo (n=7)), received four infusions, once a week for four weeks, followed by a 10-week follow-up period. Patients received either placebo or MOR106 in a one-to-three ratio of placebo and three different dose levels of MOR106, 1, 4, and 10 mg/kg body weight.

Additionally, the drug candidate has been investigated as an intravenous formulation in a phase 2 study named IGUANA in patients with moderately severe-to-severe AtD, which started in May 2018. A phase 1 bridging study with a subcutaneous formulation of MOR106 was initiated in September 2018. In this study, MOR106 was first administered subcutaneously or intravenously to healthy volunteers. Patients with moderate-to-severe AtD were then be treated with several subcutaneously administered doses of MOR106. On April 23, 2019, a phase 2 study called GECKO was initiated in AtD, investigating a subcutaneous formulation of MOR106 in combination with topical corticosteroids. Patient recruiting will is taking place in the U.S. and Canada, and the study was intended to serve as an Investigational New Drug (IND) opener with the U.S. FDA. In August 2019, a phase 1/2 trial was initiated in Japan to evaluate the safety, tolerability and pharmacokinetics of subcutaneously administered MOR106 in Japanese patients with AtD. The study, called Angelfish, was intended as a Japanese ethno-bridging study.

PRECLINICAL DEVELOPMENT

In vitro, MOR106 inhibits the binding of human IL-17C to its specific receptor subunit IL-17-RE and inhibits the biological activity of IL-17C as determined in an NF-kB reporter gene assay in mouse NIH3T3 cells and in a more physiological assay using primary human keratinocytes endogenously expressing IL-17-RE/RA. In these functional assays, MOR106 inhibits the activity of the cynomolgus monkey and the mouse IL-17C with similar potencies as human IL-17C (Vandeghinste et al., 2018).

MOR106 prevented the occurrence of an AtD-like skin inflammation in the MC903 (calcipotriol-induced) mouse model, with a significant impact on epidermal and dermal thickening, inflammation and type 2 T helper cell (Th2)-like gene expression. A therapeutic effect of MOR106 administration was also shown in the flaky tail mutant mouse, which exhibits a defective skin barrier function and spontaneously develops atopy evolving into a progressive overt AtD-like dermatitis, reproducing cardinal features of AtD in man. Beyond models of AtD, MOR106 also displayed a protective effect in the IL-23-induced psoriasis-like skin inflammation mouse model with a significant impact on ear thickness, epidermal thickening and IL-23-induced gene expression (Vandeghinste et al., 2018).

For the non-clinical safety assessment of MOR106, mice and cynomolgus monkeys were identified as pharmacologically relevant animal species. The results of the in vivo toxicity studies demonstrated that MOR106 was well tolerated in the mouse and cynomolgus monkey up to the highest dose tested.

Otilimab

OVERVIEW

Otilimab (formerly MOR103/GSK3196165) is a fully human HuCAL antibody directed against the granulocyte-macrophage colony-stimulating factor (GM-CSF). We discovered and advanced otilimab into clinical development and our partner, GlaxoSmithKline (GSK) is now developing the antibody in rheumatoid arthritis. Due to its diverse functions in the immune system, GM-CSF can be considered as target for a broad spectrum of anti-inflammatory therapies. GSK acquired the rights to otilimab pursuant to an exclusive worldwide development and license agreement that was entered into in June 2013.

We were responsible for a phase 1b/2a clinical trial of otilimab in rheumatoid arthritis (RA), which was completed in June 2012, and in multiple sclerosis (MS), which was completed in February 2014. GSK is solely responsible, at its own cost, for all other development and commercialization activities. GSK is currently evaluating this antibody for the treatment of RA. GSK conducted a phase 2b study in patients with RA and a phase 2a study in patients with inflammatory hand OA. The corresponding study data were presented at the American College of Rheumatology (ACR) Annual Meeting in October 2018. Shortly thereafter GSK has announced that it does not intend to pursue further development in hand OA. In July 2019, GSK announced the start of a phase 3 clinical development program with otilimab in rheumatoid arthritis. The phase 3 program named “ContRAst” includes three pivotal studies and one long-term extension trial and will investigate the antibody in patients with moderate-to-severe RA. In connection with the notification, GSK also announced that the antibody had been assigned the INN name otilimab.

DESCRIPTION OF GM-CSF AND RHEUMATOID ARTHRITIS AND CURRENT TREATMENTS GM-CSF

GM-CSF stimulates stem cells to produce granulocytes and macrophages and can subsequently activate these differentiated immune cells. GM-CSF is part of the natural immune and inflammatory cascade but has also been identified as an inflammatory mediator in autoimmune disorders like RA, leading to increased production of pro-inflammatory cytokines, chemokines and proteases and thereby ultimately to articular destruction.

GM-CSF can act as a pro-inflammatory cytokine mainly by inducing the activation, maturation and differentiation of macrophages and dendritic cells, which are essential for the initiation and propagation of cell-mediated immune responses.

RHEUMATOID ARTHRITIS

RA is a disabling and painful inflammatory condition that can lead to substantial loss of mobility. The disease affects approximately four to six million people worldwide. In patients with RA, white blood cells move from the bloodstream into the synovium, where they cause inflammation.

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

OTILIMAB FOR TREATMENT OF ANTI-INFLAMMATORY DISEASES

OTILIMAB—MECHANISM OF ACTION

Otilimab is a fully human HuCAL antibody directed against GM-CSF. GM-CSF levels are significantly elevated in several inflammatory disorders and in the joints of RA patients. By neutralizing GM-CSF, otilimab has demonstrated its ability to reduce GM-CSF induced proliferation and activation of inflammatory cells and to intervene in several pathophysiological pathways in preclinical models of RA. The figure below depicts the suggested mechanism of action of otilimab

DEVELOPMENT OF OTILIMAB

Otilimab has been investigated in various clinical trials addressing RA, OA and MS. Phase 1/2 trials conducted by MorphoSys in RA and MS were completed in 2012 and 2014, respectively. GSK has investigated otilimab for the treatment of RA and OA in phase 2 studies.

In July 2019, GSK announced the start of a phase 3 program with otilimab in rheumatoid arthritis. The phase 3 program named “ContRAst” includes three pivotal studies and one long-term extension trial and will investigate the antibody in patients with moderate-to-severe RA.

Phase 3 Clinical Program in RA

In July 2019, GSK announced the start of the phase 3 ContRAst program in moderate-to-severe RA. The program includes three pivotal studies and a long-term extension study and it compares otilimab against approved drugs—a JAK inhibitor and an anti-IL6 antibody. GSK plans to enroll 3500-4100 patients. According to clinicaltrials.gov, first data-readout is expected in H2 2022.

Phase 2b Clinical Trial in RA

In 2015, GSK announced the start of a phase 2b clinical study to investigate otilimab in RA. The primary objective of the randomized, dose-adaptive, multicenter, double-blind, parallel-group, placebo-controlled study was to assess the efficacy of otilimab, in combination with methotrexate in 210 patients with active moderate-severe RA despite treatment with methotrexate. Data from this study were presented at the American College of Rheumatology (ACR) Annual Meeting in October 2018.

Phase 2a Clinical Trial in Hand OA

In April 2016, GSK initiated a phase 2a clinical study to investigate the effectiveness and safety of otilimab in patients with inflammatory hand OA. The goal of the European multicenter double-blind, placebo-controlled study was to investigate the efficacy and safety of subcutaneous injections of otilimab in adult subjects with inflammatory hand OA. The main objective of the study was to assess the efficacy potential of otilimab on pain in inflammatory hand OA. Secondary objectives included safety and pharmacokinetics. Study data were presented at the 2018 American College of Rheumatology (ACR) Annual Meeting in October 2018. GSK has announced that it does not intend to pursue further development in hand OA.

Phase 1b/2a Clinical Trial in RA

In a randomized, double-blind, placebo-controlled phase 1b/2a trial in 96 mild-to-moderate RA patients that has been completed by MorphoSys in 2012, Otilimab was administered in four weekly doses of 0.3 mg/kg, 1.0 mg/kg or 1.5 mg/kg. The primary aim of the trial was to determine the safety and tolerability of multiple doses of otilimab in patients with active RA. Secondary outcome measures were pharmacokinetics, immunogenicity, and the product’s potential to improve clinical signs and symptoms of RA as measured by Disease Activity Score in 28 joints, or DAS28, American College of Rheumatology score measuring 20% / 50% / 70% improvement, or ACR20/50/70, and other criteria.

Data were presented at the 2012 ACR/ARHP Annual Meeting which took place on November 9-14, 2012 in Washington, DC.

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

A total of 144 treatment-emergent adverse effects were reported in 54 (56.3%) subjects (42 subjects (60.9%) in the otilimab groups and 12 (44.4%) in the pooled placebo group). The most common treatment-emergent adverse event by preferred term in the active and placebo groups was nasopharyngitis. The incidences of fatigue, cough and adverse events related to RA (worsening or flares) in the otilimab group were more than four percentage points higher than in the placebo group. None of the adverse events were considered to be probably or definitely related to treatment. Adverse events possibly related to treatment were reported in seven placebos (14 adverse events) and ten otilimab subjects (19 adverse events). Only three adverse events (fatigue, scaling and decreased diffusion capacity of the lung for carbon monoxide) were considered possibly related to treatment in more than one subject. All adverse events were judged to be of mild or moderate intensity except for one severe adverse event of hospitalization due to paronychia in the placebo group.

Phase 1b Clinical Trial in MS

In February 2014, we concluded a phase 1b clinical trial of otilimab in patients with relapsing-remitting MS or secondary progressive MS with relapses. In this 20-week, double-blind, placebo-controlled, phase 1b dose-escalation study, patients received an intravenous infusion of placebo or 0.5 mg/kg, 1 mg/kg or 2 mg/kg otilimab every two weeks for ten weeks. Thirty-one patients received treatment. The primary endpoint was safety assessed by adverse events, physical examinations, vital signs, clinical laboratory data, electrocardiograms, pulmonary function tests, and MS relapses.

A total of 184 treatment-associated adverse events were reported in 31 (96.8%) patients, with no overall indication of increased adverse event frequencies in the otilimab groups compared with placebo. The most common adverse events in all groups were nasopharyngitis, headache, and MS exacerbation. No cases of infusion-related reaction were reported. Eleven MS exacerbation events occurred in nine patients. MS exacerbation occurred in three (50.0%), five (62.5%), one (12.5%), and zero (0%) patients in the placebo, otilimab 0.5, 1.0, and 2.0 mg/kg groups, respectively. Events occurred in both the treatment and follow-up periods in the placebo and otilimab 0.5 mg/kg groups and during follow-up in the otilimab 1.0 mg/kg group. All events either resolved/recovered or were resolving/recovering at the end of the follow-up period; recovery with sequelae was reported for three exacerbations.

A total of 71 adverse events considered to be possibly, probably, or definitely related to treatment, were reported in 18 (58.1%) patients. Adverse events were generally of mild or moderate intensity. There were two severe adverse events (urinary tract infection, placebo group; decreased vibratory sense in right lower limb, otilimab 2.0 mg/kg group) both of which were considered unlikely to be related to treatment. No adverse events led to death or trial discontinuation.

MOR107

OVERVIEW

MOR107 is a lanthipeptide based on our proprietary technology platform and a selective agonist of the angiotensin II receptor type 2, or AT2R. Lanthipeptides are a novel class of therapeutics with potential high target molecule selectivity and high in vivo stability. Lanthipeptides can be designed to have agonistic or antagonistic activity. After we had successfully completed a first-in-human phase 1 study in healthy volunteers in 2017, we continued our preclinical investigations with MOR107 during 2018 and 2019, focusing on oncology indications.

DEVELOPMENT OF MOR107

CLINICAL TRIALS

In February 2017, we initiated a first-in-human phase 1 study of MOR107 in healthy male volunteers. Twenty-four participants were dosed. The study was conducted by Quotient Clinical (now Quotient Sciences) at their phase 1 unit in Nottingham, United Kingdom. The primary endpoint of the single-center randomized, double-blind, placebo-controlled study was to assess safety and tolerability of subcutaneously administered single ascending doses of MOR107 in healthy male volunteers. The secondary endpoint of the study was to assess the pharmacokinetics of subcutaneously administered single ascending doses of MOR107.

MOR107 is formulated as a solution that is administered by subcutaneous injection. In May 2017, the first part of the clinical study in healthy volunteers was completed. The trial included three dose cohorts of MOR107. MOR107 was well tolerated following single doses of 0.001, 0.01 and 0.1 mg. Following single subcutaneous administration, MOR107 demonstrated a rapid absorption from the subcutaneous injection site and exposure increased in an apparent dose-proportional manner. There were no deaths or SAEs, and no subject was withdrawn from the safety follow-up as a result of an AE. The incidence of AEs was low. For each MOR107 dose group, one AE was reported by one participant (16.7%). All AEs were classed as mild in severity. No laboratory test result, vital sign measurement, ECG measurement, physical examination or injection site assessment was considered clinically significant.

PRECLINICAL DEVELOPMENT

In preclinical studies, MOR107 has demonstrated AT2R-dependent activity.

Three in vivo and one in vitro safety pharmacology studies that investigated potential physiological effects of MOR107 on the central nervous system, respiratory and cardiovascular systems did not reveal any detrimental effects over the dose range tested. Dose-ranging toxicology studies using both the intravenous and subcutaneous routes in rat and dog were carried out but no maximum tolerated dose has yet been identified. Based on initial anti-tumor data, MOR107 is currently in preclinical investigation with a focus on oncology indications.

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

Under the terms of the agreement, I-Mab will exercise its exclusive license rights for the development and commercialization of MOR210 in its territories. With our support, I-Mab will perform and fund all global development activities for MOR210, including clinical trials in China and the U.S., towards clinical proof of concept (PoC) in oncology.

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

QPCTL INHIBITORS (VIVORYON)

OVERVIEW

The QPCTL inhibitors are small molecule inhibitors of the glutaminyl-peptide cyclotransferase-like enzyme, which was shown to be a modulator of the CD47-SIRP alpha interaction, also known as the “don’t eat me” signal. This signaling pathway enables cancer cells to evade the body’s innate immune system by inhibition of the phagocytic activity of macrophages. Thus, the use of QPCTL inhibitors to silence the “don’t eat me” signal provided by the CD47-SIRP alpha interaction may be an attractive approach in immune-oncology. We are currently investigating the QPCTL inhibitors preclinically including an assessment of the potential benefits of combining them with our proprietary program tafasitamab.

Agreement with Vivoryon Therapeutics AG

In July 2019, we and Vivoryon Therapeutics AG announced that we have entered into an agreement under the terms of which we have obtained an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology. The option covers worldwide development and commercialization for cancer of Vivoryon’s family of inhibitors of the glutaminyl-peptide cyclotransferase-like (QPCTL) enzyme, including its lead compound PQ912.

In exchange, we have committed to invest in a minority stake in Vivoryon in the capital raise which was performed on October 24, 2019 by issuing a total of 7,674,106 ordinary bearer shares. The capital raise was recorded in the Commercial Register on October 25, 2019. By the subscription of 2,673,796 ordinary bearer shares in the amount of € 15 million, we acquired a 13.4% share in Vivoryon Therapeutics AG.

PARTNERED DISCOVERY PROGRAMS

In our Partnered Discovery programs, we apply technologies for the research, development and optimization of therapeutic antibodies as product candidates in partnership with pharmaceutical and biotechnology companies.

The table below sets forth the clinical pipeline for our Partnered Discovery programs. In addition, we have 56 partnered product candidates that are in the discovery phase and 24 partnered product candidates that are in preclinical development.

Most advanced development stage

PARTNERED DISCOVERY PROGRAMS IN LATE CLINICAL DEVELOPMENT, I.E. PHASE 3

Guselkumab (Tremfya®)

OVERVIEW

Guselkumab (Tremfya®) is a human HuCAL antibody targeting IL-23 that is being developed and commercialized by Janssen. It is the first commercial product based on our proprietary technology. It is approved in the United States, Canada, the European Union, and several other countries for the treatment of moderate-to-severe plaque psoriasis and in Japan for the treatment of various forms of psoriasis, psoriatic arthritis, and palmoplantar pustulosis. IL-23 is a pro-inflammatory protein, which has been identified as a cytokine in autoimmune diseases and is found in the skin of patients with psoriasis and other inflammatory diseases. The antibody binds to the so-called p19 subunit unique to IL-23. Antibodies that bind to IL-23’s p40 subunit will also neutralize IL-12 and are therefore less specific. Guselkumab (Tremfya®) is the first approved antibody binding the p19 subunit of IL-23.

In July 2017, Janssen announced it had received U.S. market approval from the FDA for guselkumab (Tremfya®) for the treatment of adult patients suffering from moderate-to-severe plaque psoriasis. We received a milestone payment from Janssen related to the approval. In November 2017, the EU Commission granted European approval of guselkumab (Tremfya®) for the treatment of patients with moderate-to-severe plaque psoriasis. Also in November 2017, Janssen announced that it had received Health Canada approval in Canada for guselkumab (Tremfya®) for the treatment of adult patients suffering from moderate-to-severe plaque psoriasis. Janssen reported several other marketing approvals in various countries during 2018 and approval in China for the treatment of moderate-to-severe plaque psoriasis by the end of 2019. Moreover, Janssen submitted a BLA to the U.S. FDA as well as a MAA to the EMA for Tremfya® for the treatment of psoriatic arthritis during 2019.

In addition to plaque psoriasis, erythrodermic and pustular psoriasis, palmoplantar pustulosis and psoriatic arthritis, guselkumab (Tremfya®) is currently in development for the treatment of pediatric psoriasis, palmoplantar-non-pustular psoriasis, pityriasis rubra pilaris, Crohn’s disease, hidradenitis suppurativa, ulcerative colitis and familial adenomatous polyposis.

MorphoSys is eligible for certain milestone payments and receives royalties on net sales of guselkumab (Tremfya®).

TREATMENT OF PSORIASIS AND PSORIATIC ARTHRITIS

Psoriasis is an inflammatory autoimmune disease of the skin. The associated inflamed skin patches may vary in severity from small and localized to complete body coverage. There are five main types of psoriasis: plaque, guttate, inverse, pustular, and erythrodermic. Plaque psoriasis, also known as psoriasis vulgaris, makes up about 90% of cases. It typically presents with red, itchy and scaly patches with white scales on top (plaques). Psoriasis is usually chronic and has high morbidity and a negative impact on patients’ quality of life. It is estimated that more than 8 million Americans live with the disease. Approximately 70% of those affected with psoriasis have mild disease, while 30% have moderate-to-severe plaque psoriasis.

Psoriatic arthritis is a chronic immune-mediated inflammatory disease characterized by both joint inflammation and the skin lesions associated with psoriasis. It is estimated that one-third of the 125 million people living with psoriasis worldwide will also develop psoriatic arthritis. The disease causes pain, stiffness and swelling in and around the joints and commonly appears between the ages of 30 and 50 but can develop at any time. While the exact cause of psoriatic arthritis is unknown, genes, the immune system and environmental factors are all believed to play a role in the onset of the disease.

GUSELKUMAB (TREMFYA®) MECHANISM OF ACTION

Guselkumab (Tremfya®) is a fully human monoclonal antibody directed against the p19 subunit of interleukin (IL)-23. IL-23 is a pro-inflammatory protein, which has been identified as a cytokine in autoimmune diseases and IL-23 levels are elevated in the skin of patients with psoriasis and in other inflammatory diseases. By binding to IL-23, the antibody prevents the cytokine from binding to its receptor, thereby silencing ongoing autoimmune responses. The figure below illustrates the suggested mechanism of action of guselkumab (Tremfya®):

CLINICAL DEVELOPMENT OF GUSELKUMAB (TREMFYA®)

OVERVIEW

To date, guselkumab (Tremfya®) has been tested in a total of 41 clinical trials—37 of which are or have been conducted by Janssen or its predecessor Centocor—whereof 19 have already been completed and 22 are still ongoing (including two trials which have been announced already, but are not yet recruiting and one trial which has been suspended for an amendment of the protocol, but is planned to resume). Several completed studies were phase 1 studies in healthy volunteers to assess the safety and pharmacokinetics of the antibody.

The majority of the studies were initiated in patients with psoriasis (with a focus on moderate-to-severe plaque-type psoriasis). Several of these studies have been completed, amongst others three phase 1 trials analyzing either guselkumab (Tremfya®) alone or in combination with P450 enzyme substrates, and one phase 2 trial. In late stage clinical development for psoriasis, guselkumab (Tremfya®) has been tested in various phase 3 studies either evaluating guselkumab (Tremfya®) versus a placebo and/or an active comparator drug: VOYAGE-1 and VOYAGE-2 compared guselkumab (Tremfya®) to adalimumab (Humira®); NAVIGATE compared guselkumab (Tremfya®) to ustekinumab (Stelara®) and ECLIPSE was a head-to-head comparison trial to secukinumab (Cosentyx®). POLARIS, a phase 3 trial, has been completed in February 2019 and compared guselkumab (Tremfya®) to fumaric acid esters. Three phase 3 studies (G-PLUS, GUIDE and PROTOSTAR) are currently still recruiting patients.

Two phase 3 trials investigating guselkumab (Tremfya®) versus placebo in pustular psoriasis or erythrodermic psoriasis and palmoplantar pustulosis as well as a phase 2 trial in palmoplantar pustulosis have been completed, respectively.

In addition, Janssen has conducted several trials in psoriatic arthritis. One phase 2 trial and a phase 3 trial have been completed. Two phase 3 trials are currently active, but no longer recruiting patients, one of which was initiated in March 2019.

Further, Janssen initiated several trials in various other indications—a pivotal phase 2/3 clinical program in patients with Crohn’s disease (GALAXI) and a phase 2 trial in hidradenitis suppurativa (NOVA). During 2019, a further phase 2 study in hidradenitis suppurativa (HiGUS, not yet recruiting), a phase 2a trial (VEGA), and a phase 2/3 study (QUASAR), both in ulcerative colitis, a phase 2 trial in pityriasis rubra pilaris and a phase 1b trial in familial adenomatous polyposis were added to the clinical development portfolio of guselkumab (Tremfya®).

CLINICAL DEVELOPMENT OF GUSELKUMAB (TREMFYA®) IN PSORIASIS

In October 2016, Janssen reported results from its phase 3 clinical VOYAGE-1 trial in 837 patients with moderate-to-severe plaque psoriasis. In the study, the efficacy and safety of guselkumab (Tremfya®) were compared with placebo and with adalimumab (Humira®). The data presented by Janssen showed that guselkumab (Tremfya®) exhibited significantly better efficacy than placebo and superiority over adalimumab (Humira®). According to Janssen, the study met both the primary endpoints and all major secondary endpoints. For the primary endpoints, it was assessed whether signs and symptoms of psoriasis were improved, while delivering clear or almost clear skin (investigator global assessment score, or IGA, 0 or 1 and Psoriasis Area Severity Index, or PASI, 90) at week 16, in patients receiving guselkumab (Tremfya®) compared to those receiving placebo. An IGA of 0 or 1 means a patient has either achieved completely clear skin (IGA 0) or almost completely clear skin (IGA 1). PASI 90 means that 90% of the psoriatic lesions have disappeared. For the secondary endpoints it was assessed in what percentage of patients the signs and symptoms of psoriasis were improved under treatment with guselkumab (Tremfya®) compared to patients receiving adalimumab (Humira®).

Long-term data from this trial were presented during 2018 and in October 2019, Janssen presented four-year data at the 39th Fall Clinical Dermatology Conference in Las Vegas, Nevada. These data showed that 82 percent of patients receiving Tremfya® (guselkumab) in the combined group of patients initially randomized to Tremfya® or to placebo with crossover to Tremfya® at week 16 achieved at least a 90 percent improvement in the Psoriasis Area Severity Index (PASI 90) response and an Investigator’s Global Assessment (IGA) score of cleared (0) or minimal disease (1) at week 204 (4 years). Additional results from the open-label extension of the VOYAGE 1 Phase 3 clinical study showed that PASI 100, IGA 0/1, and IGA 0 clear skin responses were consistent at week 52 and week 204 in the combined group of patients initially randomized to Tremfya® or to placebo with crossover to Tremfya® at week 16. Proportions of patients with Psoriasis Symptoms and Signs Diary (PSSD) symptom scores of 0 (no symptoms of psoriasis) were consistent at week 76 and week 204. No new safety signals were identified.

In March 2017, Janssen presented results from two other phase 3 studies, VOYAGE-2 and NAVIGATE, in patients with moderate-to-severe plaque psoriasis. Both studies met all primary endpoints, according to the abstracts submitted by Janssen to the American Academy of Dermatology 2017 meeting. According to Janssen, data from the VOYAGE-2 study showed that patients treated with guselkumab (Tremfya®) experienced significant improvements in skin clearance and other measures of disease activity compared with placebo, and significantly greater improvements compared with adalimumab (Humira®). Data from Janssen’s NAVIGATE study showed that patients who had an inadequate response following treatment with the IL-12/23 monoclonal antibody ustekinumab (STELARA®) and who then switched to guselkumab (Tremfya®), showed significantly greater improvements in skin clearance compared with patients who continued to receive ustekinumab (STELARA®). Long-term data from the VOYAGE-2 study were presented during 2018 at the European Academy of Dermatology and Venereology (EADV) 2018 Congress in Paris, France. In May 2017, Janssen announced plans for new phase 3 clinical studies with guselkumab (Tremfya®), which include a phase 3 study to evaluate the comparative efficacy of guselkumab (Tremfya®) versus secukinumab (Cosentyx®) for the treatment of moderate-to-severe plaque psoriasis (ECLIPSE study). Janssen initiated the ECLIPSE study in the first half of 2017 and announced results from the study in December 2018 that demonstrated that Tremfya® (guselkumab) was superior to Cosentyx® (secukinumab) in treating adults with moderate-to-severe plaque psoriasis for the primary endpoint of a PASI 90 response at week 48. The data from the multicenter, randomized, double-blind, head-to-head phase 3 study ECLIPSE demonstrated that 84.5 percent of patients treated with Tremfya® achieved at least 90 percent improvement in their baseline Psoriasis Area Severity Index (PASI) score at week 48, compared with 70.0 percent of patients treated with Cosentyx® (p<0.001). The data were presented at the 3rd Inflammatory Skin Disease Summit in Vienna, Austria.

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

CLINICAL DEVELOPMENT OF GUSELKUMAB (TREMFYA®) IN PSORIATIC ARTHRITIS, HIDRADENITIS SUPPURATIVA, CROHN’S DISEASE, ULCERATIVE COLITIS, FAMILIAL ADENOMATOUS POLYPOSIS AND PITYRIASIS RUBRA PILARIS

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

In September 2019, Janssen submitted a sBLA for Tremfya® to the FDA seeking approval of guselkumab (Tremfya®) for the treatment of adult patients with active psoriatic arthritis (PsA). The sBLA is based on results from the phase 3 studies DISCOVER-1 and DISCOVER-2, which met their primary endpoints of patients achieving an American College of Rheumatology 20 percent improvement (ACR20) response after 24 weeks of treatment. According to Janssen, the safety profile observed for Tremfya® in the DISCOVER studies was generally consistent with previous studies as well as the current Tremfya® prescribing information. The data were also the basis for a type II variation application to the EMA that was submitted by end of October 2019.

In July 2018, we announced that Janssen had initiated a phase 2/3 program in Crohn’s disease, and in November 2018, Janssen started a phase 2 study in hidradenitis suppurativa (HS). Moreover, according to the website clinicaltrials.gov, Janssen plans to start another phase 2 study in HS, which is already listed but not recruiting yet.

In January 2019, we announced that Janssen has started a proof of concept phase 2a clinical trial in patients with moderately to severely active ulcerative colitis (UC), a chronic inflammatory bowel disease. This randomized, double-blind study will evaluate the efficacy and safety of guselkumab in combination with golimumab compared to guselkumab or golimumab monotherapy in approximately 210 patients with moderately to severely active UC. According to the website clinicaltrials.gov, Janssen has furthermore initiated a phase 2b/3 study in UC in September 2019. The study is currently suspended due to an amendment of the protocol, but is planned to resume.

Also in April 2019, Janssen initiated the phase 1 clinical development of Tremfya® in familial adenomatous polyposis (FAP), a dominantly inherited disorder characterized by the early onset of polyps throughout the colon, which may develop into colon cancer, if not treated. With the start of the clinical development in FAP, we received a milestone payment from Janssen.

In addition to the aforementioned studies, a phase 2 study assessing guselkumab in pityriasis rubra pilaris was initiated by the Oregon Health and Science University in October 2019 to determine safety and efficacy in this indication.

COMMERCIALIZATION OF GUSELKUMAB (TREMFYA®)

Under a collaboration agreement, Janssen is responsible for the global development and commercialization of guselkumab (Tremfya®). We have received technology license fees, research and development funding, development and commercial milestone payments as well as royalty payments. We are eligible to receive additional milestone payments for certain defined clinical and/or regulatory milestones related to the product and royalties on net sales. For more information, see Collaborations and License Agreements—Research and License Agreement with Janssen (formerly Centocor).

Guselkumab (Tremfya®) has been available to patients with plaque psoriasis in the U.S. since the end of July 2017, and we received our first royalty payment soon thereafter. Following approvals in Canada and the EU, guselkumab (Tremfya®) has also been made available to patients in Canada and in the EU. Meanwhile, Tremfya® has been approved in several countries for the treatment of plaque psoriasis and in Japan also for various forms of psoriasis, psoriatic arthritis, and palmoplantar pustulosis. We received milestone payments from Janssen together with the FDA approval in July 2017 as well with Janssen’s filing for U.S. approval announced in November 2016. We also received milestone payments from Janssen in connection with the clinical development of guselkumab (Tremfya®) in additional indications.

Gantenerumab

Gantenerumab is a HuCAL antibody directed against amyloid beta (Aß) that is being developed by Roche for the treatment of Alzheimer’s disease. Aß denotes a group of peptides that are crucially involved in Alzheimer’s disease as the main component of the amyloid plaques found in the brains of Alzheimer’s patients. In phase 1 clinical trials, gantenerumab has been shown to reduce brain amyloid in mild-to-moderate Alzheimer’s disease patients. Gantenerumab is being investigated in several clinical studies to see if there is a positive effect from intervening at an early-stage in the disease’s progression. There are currently no drugs available that fundamentally improve the course of Alzheimer’s disease.

TREATMENT OF ALZHEIMER’S DISEASE

Eight cognitive domains are commonly impaired in Alzheimer’s disease: memory, language, reception, attention, constructive ability, orientation, problem-solving, and functional ability. Cognitive impairments in Alzheimer’s disease are progressive, and decline is inexorable. No product currently available can stop, prevent, or modify the progression of Alzheimer’s disease; instead, currently available therapies are prescribed with the goal of improving the quality of life of both patients and their caregivers, who must cope with the significant burden of this disease. These products provide only marginal, transient benefits, highlighting the need for new, more effective therapies.

GANTENERUMAB FOR TREATMENT OF ALZHEIMER’S DISEASE

MECHANISM OF ACTION

Gantenerumab is an IgG1 antibody derived from a Partnered Discovery project with Hoffmann La Roche. The HuCAL antibody is directed against Aß and binds the N-terminus and a section in the middle of the Aß peptide. On binding, the antibody seems to neutralize and disrupt the formation of amyloid plaque and amyloid oligomers or might dissolve existing ones. In phase 1 clinical trials, gantenerumab has been shown to reduce brain amyloid in mild-to-moderate Alzheimer’s disease patients. Load and location of brain Aß were determined by using positron emission tomography (PET) imaging. After treatment with infusions of intravenous gantenerumab or placebo, PET imaging was done using a radioactive Carbon-11 labeled tracer. Using this method, a dose-dependent reduction of brain amyloid level was measured.

The figure below depicts the suggested mechanism of action of gantenerumab:

CLINICAL DEVELOPMENT OF GANTENERUMAB

Gantenerumab has been or is currently studied by Roche in several clinical trials in patients with Alzheimer’s disease, including five phase 3 studies.

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

In March 2018, data with gantenerumab were presented in which the antibody was evaluated with considerably higher doses in an open-label extension study part than previously tested.

In June 2018, we announced that Roche had initiated a new phase 3 development program in patients with Alzheimer’s disease. The program consists of two phase 3 trials—GRADUATE-1 and GRADUATE-2. The phase 3 program will enroll approximately 1,520 patients in up to 350 study centers in 31 countries worldwide. The two multicenter, randomized, double-blind, placebo-controlled trials will enroll up to 760 patients each, to assess the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease. All participants need to show evidence of beta-amyloid pathology. Patients will receive a placebo or gantenerumab as subcutaneous injection with optimized titration up to the target dose. The primary endpoint for both trials is the assessment of signs and symptoms of dementia, measured as the clinical dementia rating-sum of boxes (CDR-SOB) score, determined as the change of the status from baseline to week 104.

In addition to the two GRADUATE studies, gantenerumab is currently being tested in two open-label extension studies based on the phase 2/3 studies Scarlet RoAD and Marguerite RoAD, and in the DIAN-TU study in patients at risk for or suffering from a type of early-onset Alzheimer’s disease caused by a genetic mutation which is conducted by the Washington University School of Medicine.

In November 2019, Roche’s Pharma Research and Early Development held an early drug development investor event and gave an update of their neuroscience portfolio. In this context, the start of a phase 1 study assessing a brain-shuttle version of gantenerumab (RG6102) was communicated. The study assesses gantenerumab coupled to a transporter to enhance the brain penetration through transferrin receptor mediated transport across the blood-brain-barrier in Alzheimer`s patients.

COMMERCIALIZATION OF GANTENERUMAB

We are entitled to further milestone payments from Roche for certain defined clinical and/or regulatory milestones related to the product candidate. In addition, in the event of a future approval and commercialization of the antibody, we are entitled to receive from Roche tiered royalties of between 5.5% and 7% of the net sales generated with gantenerumab.

PARTNERED DISCOVERY PROGRAMS IN EARLY CLINICAL DEVELOPMENT, I.E. PHASE 1 AND/OR PHASE 2

BAYER:

•	BAY 94-9343 (anetumab ravtansine)

•	BAY 2287411

•	(BAY 1093884, program was discontinued in 2019)

NOVARTIS:

•	BHQ880

•	BYM338, bimagrumab

•	VAY736, ianalumab

•	CLG561, NOV-7

•	CMK389, NOV-8

•	LKA651, NOV-9

•	BPS804, setrusumab, out-licensed to Mereo

•	LFG316, tesidolumab

•	LJM716, elgemtumab

•	PCA062, NOV-10

•	NOV-11

•	MAA868, NOV-12, out-licensed to Anthos Therapeutics

•	HKT288, NOV-13

•	CSJ117, NOV-14

JANSSEN, J&J:

•	CNTO6785, FTC001, sublicensed to Shandong Fontacea

•	CNTO3157, formerly PRV-300, Janssen (Provention Bio terminated the sublicense and returned the program to Janssen in November 2019)

PFIZER:

•	PF05082566, utomilumab

BOEHRINGER INGELHEIM:

•	BI836845, xentuzumab

MEREO (FORMERLY ONCOMED):

•	OMP-18R5, vantictumab

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

Generally, our collaboration and license agreements may be for a specific therapeutic program or may be for multiple therapeutic programs across diseases. For programs that we out-license, we may participate in the development and generation of an antibody for a specified target and will have limited preclinical and clinical research and development obligations, with the licensee being primarily responsible for clinical development and commercialization. In general, pursuant to the collaboration agreements we enter into for programs that we out-license, most of our partners have the first right to prosecute, maintain and enforce patents for antibodies (and other patentable technology) developed with our technology. In the event that our partners determine to relinquish any such patent right, we generally have a first right to obtain ownership of such patents. We are generally entitled to milestone payments during the course of development of the therapeutic product and to royalty payments (generally a mid single-digit to low-teens percentage rate) upon the commercial sale of the products. The royalty term generally will be on a product-by-product and country-by-country basis starting on the first commercial sale and ending on the later of: (i) the expiration of certain specified patent rights, (ii) a certain defined period of years following the first commercial sale, or (iii) the expiration of regulatory exclusivity. The agreements will generally terminate or expire once the obligation of the licensee to pay royalties has ceased.

Below is a description of our current significant, or material, collaboration and license agreements.

Collaboration and License Agreement with Xencor

In June 2010, we entered into a collaboration and license agreement with Xencor which was subsequently amended in March 2012 (which we refer to, as amended, as the Xencor Collaboration Agreement). Under the Xencor Collaboration Agreement, Xencor granted us an exclusive, worldwide license, including the right to sublicense under certain conditions, for tafasitamab.

Under the terms of the agreement, Xencor initiated and sponsored a phase 1 clinical trial for tafasitamab in patients with CLL which was completed in January 2013. Since the completion of such clinical trial, we have been responsible for all additional clinical development of tafasitamab.

Xencor already received an upfront payment of US$ 13 million and received US$ 15.5 million for development milestones under the Xencor Collaboration Agreement and is entitled to receive up to an additional US$ 286.5 million in aggregated milestone payments upon the achievement of certain development events including US$ 50 million in the aggregate with respect to sales of licensed antibody products. Furthermore, Xencor will also be eligible to receive tiered royalty payments upon commercialization of tafasitamab in the mid single-digit to sub-teen double-digit percentage range based upon net sales of licensed antibody sold by us or our licensees. Our royalty obligations continue on a product-by-product and country-by-country basis until the later to occur of the expiration of the last valid claim in the licensed patent covering a licensed product in such country, or 11 years after the first sale of a licensed product following marketing authorization in such country.

Under the Xencor Collaboration Agreement, Xencor retained the rights to prosecute, maintain and enforce certain patents licensed to us, including those patents licensed to us that were already filed as of the effective date of the Xencor Collaboration Agreement and whose claims cover tafasitamab and certain other antibodies. We retain the right to prosecute, maintain and enforce patents that cover tafasitamab and no other antibody. Furthermore, Xencor retained the rights to prosecute, maintain and enforce certain patents directed to inventions developed under the Xencor Collaboration Agreement that were solely invented by or on behalf of Xencor.

The term of the Xencor Collaboration Agreement will continue until all of our royalty payment obligations have expired, unless terminated earlier. The Xencor Collaboration Agreement may be terminated by either party upon written notice to the other party immediately in the event of the other party’s insolvency or upon 120 days’ written notice for the other party’s uncured material breach (or upon 30 days’ written notice in the case of a breach of a payment obligation). Moreover, we may terminate the Xencor Collaboration Agreement without cause upon 90 days’ advance written notice to Xencor. In the event that (i) we terminate this agreement for convenience or (ii) Xencor terminates due to our material breach, our challenge of Xencor’s licensed patents or our insolvency, worldwide rights to develop, manufacture and commercialize licensed products, including tafasitamab, revert back to Xencor.

Collaboration and license agreement with Incyte

On January 13, 2020, we entered into a collaboration and licensing agreement with Incyte to further develop and commercialize our proprietary anti-CD19 antibody tafasitamab globally. Under the terms of the agreement, MorphoSys will receive an upfront payment of US$750 million. In addition, Incyte has made an equity investment into MorphoSys of US$150 million in new American Depositary Shares (ADS) of MorphoSys at a premium to the share price at signing of the agreement. Depending on the achievement of certain developmental, regulatory and commercial milestones, MorphoSys will be eligible to receive milestone payments amounting to up to US$1.1 billion. MorphoSys will also receive tiered royalties on ex-U.S. net sales of tafasitamab in a mid-teens to mid-twenties percentage range.

In the U.S., MorphoSys and Incyte will co-commercialize tafasitamab, with MorphoSys leading the commercialization strategy and booking all revenues from sales of tafasitamab. Incyte and MorphoSys will be jointly responsible for commercialization activities in the U.S. and will share profits and losses on a 50:50 basis. Outside the U.S., Incyte will have exclusive commercialization rights, and will lead the commercialization strategy and book all revenues from sales of tafasitamab, paying MorphoSys royalties on ex-U.S. net sales.

Furthermore, the companies will share development costs associated with global and U.S.-specific trials at a rate of 55% (Incyte) and 45% (MorphoSys); Incyte will cover 100% of the future development costs for trials that are specific to ex-U.S.countries.

The agreement between MorphoSys and Incyte, including the equity investment, received clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act as well as by the German and Austrian antitrust authorities on or before March 2, 2020, and became effective on March 3, 2020.

Research and License Agreement with Janssen (formerly Centocor)

In December 2000, we entered into a research and license agreement with Centocor (now Janssen), which was amended and restated in December 2004 (which we refer to as the Janssen Collaboration Agreement). Under the Janssen Collaboration Agreement, we obtained technology license fees and research and development funding and are now eligible to receive milestone payments, including up to € 21.5 million in aggregated development and commercial milestone payments for therapeutic products, on a per target basis. In addition, we are eligible to receive tiered royalty payments in the mid single-digit percentage range, on a product-by-product and country-by-country basis, until the later of (i) the expiration of the last licensed patent in such country having a valid claim covering such product and (ii) twelve years beginning from the first commercial sale of such product in such country.

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

Intellectual property

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for our product candidates and our core technologies and other know-how to operate without infringing, misappropriating or otherwise violating the proprietary rights of others and to prevent others from infringing, misappropriating or otherwise violating our proprietary or intellectual property rights. We protect our proprietary and intellectual property position by, among other methods, licensing or filing of patent applications covering our proprietary technologies and products in our home country and all major markets, with a particular emphasis on the United States. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position, which we generally seek to protect through contractual obligations with third-parties.

Patents

Patents, patent applications and other intellectual property rights are important in the sector in which we operate. We consider on a case-by-case basis filing patent applications with a view to protecting certain innovative technologies, products, processes, and methods of treatment. We may also license or acquire rights to patents, patent applications or other intellectual property rights owned by third-parties, academic partners or commercial companies, which are of interest to us or necessary for our business.

As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property position for our product candidates and technologies will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, our pending patent applications, and any patent applications that we may in the future file or license from third-parties may not result in the issuance of patents. We also cannot predict the breadth of claims that may be allowed or enforced in our patents or whether the claims of any issued patent will provide sufficient proprietary protection from competitors. Any issued patents that we may receive or license in the future may be challenged, invalidated or circumvented. For example, we cannot be certain of the priority of our patents and patent applications over third-party patents and patent applications. In addition, because of the extensive time required for clinical development and regulatory review of a product candidate we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting the protection such patent would afford the respective product and any competitive advantage such patent may provide.

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

At the end of the financial year 2019, we maintained over 60 different proprietary patent families worldwide in addition to the numerous patent families we pursue with our partners.

HuCAL

Our HuCAL platform patent portfolio is wholly owned and the platform is protected by several patent families. The basic HuCAL patents covering the composition of the library, methods to isolate antibodies from the library and methods to diversify antibodies isolated from the library expired in August 2016. At least four additional patent families protecting other technological aspects of the library, such as the specific CDR design (based on WO2008/053275) and certain display methods used with the library (based on WO2001/05950) as well as improvements of this method (based on WO2009/024593) are still in force in major jurisdictions, including Australia, Canada, China, the European Union (EP2190987), Israel, Japan, New Zealand, South Africa and the United States. The last U.S. patent (US9062097) expires on February 18, 2030. Patents in other jurisdictions expire in August 2028. The HuCAL library is also protected by considerable know-how proprietary to us.

Ylanthia

Our Ylanthia antibody library patent portfolio is wholly owned and the platform is protected by two key patent families covering the composition of the library and nucleic acid collections encoding the library. Patent applications (based on WO2010/136598 and WO2012/066129) are filed in major jurisdictions, including Australia, Canada, China, the European Union, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea and the United States. Exemplary patents include EP2640742, US8367586, and US9541559. The patent term is expected to last at least until November 2031. One material U.S. patent, US9541559, expires on May 6, 2032. Additional patent families relate to ancillary technologies, including the Slonomics technology. Like the HuCAL antibody library, the Ylanthia library encompasses considerable know-how proprietary to us.

Slonomics

Our Slonomics technology is protected by five patent families. The patent family covering the key technology, being a method used for the generation of diversified libraries, such as antibody libraries, has an expiry date of March 2029 or later. The most relevant U.S. patent, US9115352, has an expiry date of December 6, 2030. Counterparts in the European Union (EP2110435) and Japan expire in March 2029.

Tafasitamab

As of December 31, 2019, our tafasitamab patent portfolio was fully owned and/or exclusively licensed from Xencor and the program is currently protected by at least ten different patent families covering various aspects of the molecule, its compositions, methods of use, combination treatments, and formulation, as well as other aspects. The basic composition-of-matter patent family was in-licensed from Xencor and applications were filed in Australia, Canada, the European Union, Hong Kong, India, Japan and the United States. The expiry date for the composition of matter patent is August 2029 for the United States and August 2027 for the other countries, not including any potential patent term extensions.

Other patent families were filed and are prosecuted in Australia, Brazil, Canada, China, the European Union, Israel, India, Japan, Mexico, New Zealand, Qatar, Russia, Singapore, South Africa, South Korea and the United States.

MOR202

Our MOR202 patent portfolio is fully owned and the program is currently protected by about ten different patent families covering various aspects of the molecule, its compositions, combination treatments, dosage regimens, radioconjugates, as well as assays utilized in clinical development. The basic composition-of-matter patent expires in October 2026, outside the United States, and in January 2028, in the United States, in both cases not including any potential patent term extensions. Patent applications were filed and are prosecuted in Argentina, Australia, Brazil, Canada, China, the European Union, Hong Kong, Israel, India, Japan, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Taiwan and the United States. Rights to the Greater Chinese territory were exclusively licensed to I-Mab.

Otilimab

Our otilimab patent portfolio is wholly owned and exclusively licensed to GSK. The patent portfolio related to otilimab consists of at least eight patent families covering various aspects of the program (composition-of-matter, indications, combination therapy, aspects of patient selection, as well as assays utilized in clinical development). Some of the patents were in-licensed from the University of Melbourne. Patent applications directed to composition-of-matter were filed and are prosecuted in Argentina, Australia, Brazil, Canada, China, the European Union, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Russia, Singapore, South Korea, Taiwan and the United States and have an expected expiration date in May 2026, not including potential patent term adjustments or extensions. Patent families relating to additional aspects were filed and are prosecuted in these and additional jurisdictions.

MOR106

The MOR106 patent portfolio is co-owned by us and Galapagos. The program is currently protected by about ten different patent families covering various aspects of the molecule, its composition, indications, methods of use, as well as other aspects. The basic composition-of-matter patent is prosecuted in more than 30 jurisdictions worldwide. The projected expiry date for the composition of matter patent is February 2037, not including any potential patent term extensions. Other patent families were filed and are being prosecuted in Australia, Canada, China, the European Union, Hong Kong, Israel, India, Japan, Korea, Mexico, New Zealand, Russia, Singapore, United States and South Africa. Pursuant to the Exclusive License Agreement among Galapagos NV, MorphoSys AG and Novartis Pharma AG, as of July 19, 2018, Novartis has a first right to file, prosecute and enforce patent rights related to MOR106. On October 28, 2019, we announced the end of the clinical development program of MOR106 in atopic dermatitis. The joint decision of all three involved parties, Galapagos NV, MorphoSys AG and Novartis Pharma AG, was based on an interim analysis for futility that was performed in the Phase 2 IGUANA trial.

Patent Term

The term of an individual patent depends upon the legal term for patents in the countries in which such patent is granted. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application to which the patent claims priority. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the product is under regulatory review while the patent is in force. The length of the patent term extension is related to the length of time the product is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved product may be extended. Similar provisions are available in other jurisdictions to extend the term of a patent that covers an approved product, or to offer similar protection for an extended period, as is the case in the European Union. In the future, if and when our product candidates receive approval from the FDA or other regulatory authorities, we expect to apply for patent term extensions on patents covering those products where such extensions are available; however there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted and, even if granted, the length of such extensions.

Trade Secrets

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our partners, collaborators, scientific advisors, employees, consultants and other third-parties, and invention assignment agreements with our consultants and employees. We have also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements we enter into are designed to protect our proprietary information and the agreements or clauses requiring assignment of inventions to us are designed to provide mechanisms to grant us ownership of technologies that are developed through our relationship with the respective counterparty. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes or that these agreements will afford us adequate protection of our intellectual property and proprietary information rights. If any of the partners, collaborators, scientific advisors, employees and consultants who are parties to these agreements breaches or violates the terms of any of these agreements or otherwise discloses our proprietary information, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result.

Trademarks and Domain Names

We conduct our business using trademarks with various forms of the “MorphoSys” brand and numerous additional trademarks, as well as domain names incorporating some or all of these trademarks. Key trademarks are protected in all major jurisdictions, including the United States, the European Union, Switzerland, Canada, Australia and Japan. Additionally we have protected the possible brand name of tafasitamab in all key jurisdictions worldwide. Such protection includes the filing of trademarks, as well as the registration of domain names.

Manufacturing

We have adopted a manufacturing strategy of contracting with third-parties in accordance with cGMP for the manufacture of drug substances and products. Additional contract manufacturers are used to fill, label, package and distribute investigational drug products. This allows us to maintain a more flexible infrastructure while focusing our expertise on developing our products. We will ultimately depend on contract manufacturers, or CMOs, for the manufacture of our products for commercial sale, as well as for process development. CMOs are subject to extensive governmental regulation. We currently rely on single source CMOs for each of tafasitamab, MOR202, MOR106 and MOR107. Although multiple potential CMOs are available as additional or alternative manufacturing partners for these product candidates, any such change in CMO would likely result in a delay in the development process of such product candidate.

We are able to internally manufacture the quantities of our product candidates required for relatively short non-GLP animal studies. We believe that this allows us to accelerate the product development process by not having to rely on third-parties for all of our manufacturing needs. However, we do rely and expect to rely on a number of CMOs to produce sufficient quantities of our product candidates for use in lengthier non-GLP or GLP preclinical research.

We have also selected industry-leading partners for secondary packing, freight forwarding, and logistics in the U.S.

Competition

We compete in an industry that is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Our competitors include pharmaceutical companies, biotechnology companies, academic institutions and other research organizations. While we believe that our technology, knowledge, experience and scientific resources provide us with competitive advantages, we compete with these parties for promising targets for antibody-based therapeutics, new technology for optimizing antibodies and novel antibody formats and in recruiting highly qualified personnel. There are a large number of major pharmaceutical and biotechnology companies developing or marketing treatments for cancer disorders and several antibody drug discovery companies that may compete with us in the search for novel therapeutic antibody targets. We expect that our antibody platforms will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies also have developed platform technologies that compete with us including Genmab, Seattle Genetics and Xencor.

Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining top qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

The key competitive factors affecting the success of all of our therapeutic product candidates, if approved, are likely to be their efficacy, safety, dosing convenience, price, the effectiveness of companion diagnostics in guiding the use of related therapeutics, our marketing capabilities, the level of generic competition and the availability of reimbursement from government and other third-party payors. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. Biosimilar products are expected to become available over the coming years. The regulatory framework to approve biosimilar products has already been created in Europe and the United States.

The most common methods of treating patients with cancer are surgery, radiation and drug therapy. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While our product candidates may compete with many existing drug and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our product candidates will not be competitive with them as such. Some of the currently approved drug therapies are branded and subject to patent protection, and others are available on a generic basis. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. The commercial opportunity for antibody-like therapies for instance may be reduced by cellular therapies such like CAR-Ts.

In addition to currently marketed therapies, there are also a number of products in late stage clinical development to treat cancer. These product candidates in development may provide efficacy, safety, dosing convenience and other benefits that are not provided by currently marketed therapies or our drugs. As a result, they may provide significant competition for any of our product candidates for which we obtain marketing approval. If our lead product candidates are approved for the indications for which we are currently undertaking clinical studies, they will compete with the therapies and currently marketed drugs discussed elsewhere in this document.

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

Regulation and Procedures Governing Approval of Biological Products in the United States

In the United States, our product candidates are regulated as biological products, or biologics, under the Public Health Service Act, or PHSA, and the Federal Food, Drug, and Cosmetic Act and their implementing regulations. The failure to comply with the applicable U.S. requirements at any time during the product development process, including during non-clinical testing, clinical testing, the approval process or post-approval process, may subject an applicant to delays in the conduct of a study or regulatory review and approval, and/or to administrative or judicial sanctions and adverse publicity. Sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical testing, refusal to approve pending applications, withdrawal of an approval, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, debarment, disgorgement of profits and civil or criminal investigations and penalties brought by the FDA or the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:

•	Non-clinical laboratory tests, animal studies and formulation studies all performed in accordance with applicable regulations, including the FDA’s good laboratory practices, or GLP, regulations;

•	submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an IRB representing each clinical site before each clinical trial may be initiated;

•

performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance applicable regulations, including with Good Clinical Practices, or GCP, regulations;

•

preparation and submission to the FDA of a BLA for a biologic product requesting marketing approval for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development, evidence of safety, purity and potency from non-clinical testing and clinical trials, and proposed labeling;

•	review of the product by an FDA advisory committee, if applicable;

•

satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third-parties, at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of any FDA audits of the clinical study sites to assure compliance with GCPs, and the integrity of clinical data in support of the BLA;

•	payment of user fees and securing FDA approval of the BLA; and

•	compliance with any post-approval requirements, including the potential requirement to implement a REMS and to conduct any post-approval studies required by the FDA.

Non-clinical Studies and Investigational New Drug Application

Before testing any biologic product candidate in humans, the product candidate must undergo non-clinical testing. Non-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as animal studies to evaluate the potential for activity and toxicity. The conduct of the non-clinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the non-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, are submitted to the FDA as part of an IND application. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and places the trial on a clinical hold. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trial can begin.

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

Further, each clinical trial must be reviewed and approved by an IRB either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors and the safety of human subjects. An IRB must operate in compliance with FDA regulations. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group may recommend the continuation of the study as planned, changes in study conduct, or cessation of the study at designated checkpoints based on access to certain data from the study.

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

•

Phase 3 clinical trials (or phase 3) proceed if phase 2 clinical trials demonstrate that a certain dose or dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population, often at geographically dispersed clinical trial sites, to gather additional information about safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the product and to provide an adequate basis for physician labeling.

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

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other trials, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s or GCP requirements or if the biological candidate has been associated with unexpected serious harm to patients.

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

Manufacturers and others involved in the manufacture, packaging and distribution of biological products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process.

Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Manufacturers may have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the FDA may lead to a product being deemed to be adulterated.

Review and Approval of a BLA

The results of product candidate development, non-clinical testing and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of a BLA requesting a license to market the product. The BLA must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling. The FDA adjusts the Prescription Drug User Fee Act, or PDUFA, user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

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

If the FDA approves a new product, it may limit the approved indications for use of the product, or limit the approval to specific dosages. It may also require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including phase 4 clinical trials, to further assess the product’s safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include but are not limited to special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA may designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation and priority review designation.

The FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and if based on nonclinical or clinical data it demonstrates the potential to address unmet medical needs for such a disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new biologic may request that the FDA designate the biologic as a fast track product at any time during the clinical development of the product. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate a review of sections of a fast track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. Fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

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

The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to an improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

Fast track designation, priority review and breakthrough therapy designation may expedite the development or approval process, but do not change the standards for approval.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides a meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has stated that although it has limited experience with accelerated approvals based on intermediate clinical endpoints, such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

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

Regulation and Procedures Governing Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States although the approval of a medicinal product in the United States is no guarantee of approval of the same product in the European Union, either at all or within the same timescale as approval may be granted in the United States. It entails satisfactory completion of pharmaceutical development, non-clinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trial authorization for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union or its Member States.

Clinical Trial Approval

Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the Member States. Under this system, an applicant must obtain approval from the competent national authority of a European Union Member State in which the clinical trial is to be conducted or in multiple Member States if the clinical trial is to be conducted in a number of Member States. Furthermore, the applicant may only start a clinical trial at a specific study site after the independent ethics committee has issued a favorable opinion in relation to the clinical trial. The clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the Member States and further detailed in applicable guidance documents.

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation will come into effect in 2020. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new regulation, which will be directly applicable in all Member States (meaning that no national implementing legislation in each Member State is required), aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure using a single entry point and strictly defined deadlines for the assessment of clinical trial applications.

Marketing Authorization

To obtain a marketing authorization for a product under the European Union regulatory system, an applicant must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in European Union Member States (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No. 1901/2006 on medicinal products for pediatric use provides that prior to obtaining a marketing authorization in the European Union in the centralized procedure, an applicant must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the Pediatric Investigation Plan.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union Member States (as well as Iceland, Norway and Liechtenstein). Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For those products for which the use of the centralized procedure is not mandatory, applicants may elect to use the centralized procedure where either the product contains a new active substance indicated for the treatment of other diseases, or where the applicant can show that the product constitutes a significant therapeutic, scientific or technical innovation, or for which a centralized process is in the interest of patients at a European Union level.

Under the centralized procedure, the Committee for Medicinal Products for Human use (or the “CHMP”), which is the EMA’s committee that is responsible for human medicines, is responsible for conducting the assessment of whether a medicines meets the required quality, safety and efficacy requirements, and whether the product has a positive benefit/risk profile. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA is 210 days from the receipt of a valid MAA, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorisation. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.

If the CHMP accepts such a request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a re-evaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing Member State. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the product on the European Union market (in the case of the centralized procedure) or on the market of the authorizing Member State within three years after authorization ceases to be valid.

Regulatory Requirements after Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s cGMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of products to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of products are strictly regulated in the European Union under Directive 2001/83EC, as amended. The advertising of prescription-only medicines to the general public is not permitted in the European Union.

Orphan Drug Designation and Exclusivity

Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the product in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must also demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the product has to be of significant benefit compared to products available for the condition.

An orphan drug designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized European Union marketing authorization. The grant of a marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the Member States can accept an application or grant a marketing authorization for the same therapeutic indication in respect of a “similar medicinal product”. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation because, for example, the product is sufficiently profitable not to justify market exclusivity. There are a number of derogations from the ten-year period of market exclusivity pursuant to which the European Commission may grant a marketing authorisation for a similar medicinal product in the same therapeutic indication, including where the second applicant can establish that although their product is similar to the orphan medicinal product already authorised, the second product is safer, more effective or otherwise clinically superior.

Coverage, Reimbursement and Pricing

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. Even if our product candidates are approved for marketing, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States (such as Medicare and Medicaid), commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. In the United States, the Member States of the European Union and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Reimbursement rules and levels are not harmonized. For example, in the United States, reimbursement decisions vary from payor to payor, including government health programs and commercial health insurers. Similarly, in the European Union policies vary from Member State to Member State. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, and the cost of these studies would be in addition to the costs required to obtain FDA or other comparable marketing approvals. Even after pharmacoeconomic studies are conducted, product candidates may not be considered medically necessary or cost-effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. For example, the payor may require co-payments that patients find unacceptably high. Further, one payor’s determination to provide coverage for a product does not assure that such coverage will continue or that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be adequate to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development and generate revenue.

In the United States, the containment of healthcare costs also has become a priority of federal, and state governments as well as other third-party payors and the prices of pharmaceuticals have been a focus in this effort. Governments and other third-party payors have shown significant interest in implementing cost containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost containment measures, and adoption of more restrictive policies with third-party payors with existing controls and measures, could further limit a company’s revenue from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented or coverage may be ended in the future.

Outside the United States, we will face challenges in ensuring obtaining adequate coverage and payment for any product candidates we may develop. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities or other third-party payors such as statutory health insurance funds can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost-effectiveness of any product candidates we may develop to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some Member States provide that products may be marketed only after a reimbursement price has been agreed. Some Member States may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so-called health technology assessments) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union Member States may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union Member States and parallel trade (arbitrage between low-priced and high-priced Member States) can further reduce prices. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tends to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any product. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

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

•

the Health Insurance Portability and Accountability Act, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation;

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

•

the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•

federal government price reporting laws, which require us to calculate and report complex pricing metrics to government programs and which may be used in the calculation of reimbursement and/or discounts on marketed products;

•

the Foreign Corrupt Practices Act, a U.S. law which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment (which could include, for example, certain medical professionals); and

•

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring pharmaceutical manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and pricing information. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

Violations of these laws can subject us to criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government-funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations. Moreover, we expect that there will continue to be federal and state laws and regulations, proposed and implemented, that could impact our future operations and business.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years to reduce the cost of care through changes in the healthcare system, including limits on the pricing, coverage and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded healthcare programs, and increased governmental control of drug pricing.

By way of example, in March 2010, the U.S. Congress enacted the ACA, which, among other things, includes changes to the coverage and payment for products under governmental and private insurance plans. Among the provisions of the ACA that may be of importance to our potential product candidates are:

•

an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

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

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the Fifth Circuit Court and the United States Supreme Court; the Trump Administration has issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices; and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2029 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, explore reimportation of drugs and reform government program reimbursement methodologies for drugs. Individual states have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing.

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

C.	Organizational Structure

As of December 31, 2019, we had three subsidiaries. The following table sets out for each of our principal subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Country of incorporation	Percentage ownership and voting interest	Main activity
Lanthio Pharma B.V.	Netherlands	100.00%	Holding company of LanthioPep B.V.
LanthioPep B.V.	Netherlands	100.00%	Discovery and preclinical development of lanthipeptides and MOR107
MorphoSys US Inc.	United States	100.00%	Commercialization and selling of products in the field of medicines, pharmaceutical compounds & related intermediate products, as well as operation of all businesses necessary measures related thereto

D.	Property, Plant and Equipment

Our headquarters are in the suburbs of Munich, Germany, where we occupy office and laboratory space under a ten-year fixed term lease that started on January 1, 2017. Our subsidiary, Lanthio Pharma, is based in Groningen, the Netherlands, where it occupies office space under a six-year lease. The lease expires in 2022. In July 2018, we established a wholly owned subsidiary, MorphoSys US Inc., to prepare for the potential launch of tafasitamab and build-up of our commercial infrastructure in the United States. MorphoSys US Inc. occupies office space in Boston, Massachusetts under a seven-year fixed term lease. The office is located in Boston, Massachusetts.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of the financial condition and results of operations of the Company in conjunction with the annual consolidated financial statements and the related notes thereto included elsewhere in this report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this report.

Our consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. The consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch—HGB).

A.	Operating Results

Revenues

Revenues in the 2019 reporting year declined by 6%, or € 4.6 million, to € 71.8 million (2018: € 76.4 million). Revenues were generated primarily from royalties received from Janssen in the amount of € 31.8 million based on the net sales of Tremfya® (2018: € 15.4 million). A milestone payment from GSK in the amount of € 22.0 million also contributed to sales and was triggered by the dosing of the first patient upon the initiation of a phase 3 clinical development program. Revenues in 2018 resulted mainly from the receipt of a payment of € 47.5 million, which was fully recognized in 2018 following the signing of an exclusive worldwide license agreement with Novartis Pharma AG for the development and commercialization of MOR106.

On a regional basis, revenues from biotechnology and pharmaceutical companies in the USA and Canada increased by 67%, or € 12.9 million, from € 19.4 million in 2018 to € 32.3 million in the reporting year. This development was driven primarily by success-based payments received mainly from Janssen. Revenues with customers in Europe and Asia declined by 31%, or € 17.6 million, to € 39.5 million in 2019 (2018: € 57.1 million), mainly due to the fact that 2018 had contained a Novartis payment for MOR106. The absence of such a payment in the 2019 reporting year was partly compensated for by a milestone payment from GSK in the amount of € 22.0 million.

A total of 89% of the revenues generated in 2019 were attributable to activities with our partners Janssen, GSK and I-Mab Biopharma. In 2018, 95% of the revenues generated were attributable to activities with our partners Novartis, I-Mab Biopharma and Janssen.

Revenues in 2018 rose by 14%, or € 9.6 million, to € 76.4 million (2017: € 66.8 million). The main source of this increase was a € 47.5 million payment received and fully recognized as revenue by MorphoSys in 2018. This payment followed the signing of an exclusive worldwide license agreement with Novartis Pharma AG for the development and commercialization of MOR106. In 2017, revenues were positively affected by funded research and licensing income originating from a collaboration agreement with Novartis that had expired at the end of 2017. Revenues were also boosted significantly by the signing of an exclusive regional license agreement with I-Mab Biopharma for the development and commercialization of MOR202 in China, Taiwan, Hong Kong and Macau.

Revenues from biotechnology and pharmaceutical companies in the US and Canada in 2018 increased by more than 100.0%, or € 10.7 million, climbing from € 8.7 million in 2017 to € 19.4 million in 2018. This increase was driven mainly by success-based payments received by MorphoSys from Janssen. Revenues with customers in Europe and Asia in 2018 declined by 2.0%, or € 1.0 million, to € 57.1 million (2017: € 58.1 million).

In 2018, 95% of revenues were attributable to activities with our partners Novartis, I-Mab Biopharma and Janssen; in 2017, 90% of revenues were attributable to activities with these partners. The year-over-year increase resulted from the signing of the MOR106 agreement with Novartis in 2018 and the receipt of a related upfront payment.

Proprietary Development

In 2019, revenues in the Proprietary Development segment decreased by € 19.3 million to € 34.3 million (2018: € 53.6 million). This decline was a result of the revenues recognized in 2018 from a payment MorphoSys received under the MOR106 agreement concluded with Novartis in 2018. The absence of such a payment in 2019 was partially offset by higher revenues of € 29.1 million generated from success-based payments.

In 2018, revenues in the Proprietary Development segment increased by € 36.0 million to € 53.6 million (2017: € 17.6 million). This increase resulted from the revenues generated by the payment received by MorphoSys under the MOR106 agreement with Novartis signed in 2018.

Partnered Discovery

The Partnered Discovery segment recorded an increase in revenues of € 14.7 million to a total of € 37.5 million in 2019 (2018: € 22.8 million). These revenues included success-based payments, primarily from Janssen, of € 33.2 million in 2019 and € 19.3 million in the previous year. The success-based payments primarily included royalties on net sales of Tremfya® in the amount of € 31.8 million in 2019 and € 15.4 million in 2018. The Partnered Discovery segment also included revenues in the amount of € 4.3 million from funded research and licensing fees in the reporting year and € 3.5 million in 2018.

The Partnered Discovery segment reported a decline in revenues of € 26.4 million to € 22.8 million in 2018 (2017: € 49.2 million). These revenues included € 3.5 million from funded research and licensing fees in 2018 and € 41.9 million in 2017. The lower revenues were mainly a result of the expiration of the collaboration agreement with Novartis in 2017. The Partnered Discovery segment also included success-based payments, primarily from Janssen, in the amount of € 19.3 million in 2018 and € 7.3 million in 2017. Revenues in the Partnered Discovery segment included royalties on net sales of Tremfya® in the amount of € 15.4 million in 2018 and € 1.9 million in 2017.

Operating Expenses

In 2019, operating expenses increased by 32%, or € 43.4 million, from € 136.5 million in 2018 to € 179.9 million. An increase in cost of sales, research and development expenses, selling expenses and general and administrative expenses contributed to this development. Cost of sales increased from € 1.8 million in 2018 to € 12.1 million in 2019, primarily due to an € 8.7 million impairment to a net realizable value of zero on inventory of tafasitamab that was manufactured prior to regulatory approval but is available for subsequent commercialization. Research and development expenses increased by 2%, or € 2.0 million, to € 108.4 million in the reporting year (2018: € 106.4 million). In 2019, selling expenses amounted to € 22.7 million compared to € 6.4 million in 2018, mainly due to higher personnel expenses and expenses for external services. General and administrative expenses increased by 68%, or € 14.8 million, from € 21.9 million in 2018 to € 36.7 million in 2019, also primarily as a result of higher personnel expenses and expenses for external services.

Operating expenses in the Proprietary Development segment increased by 34%, or € 36.5 million, in the reporting year and totaled € 143.5 million (2018: € 107.0 million). The main factors that led to this increase were higher selling expenses and higher general and administrative expenses as a result of establishing the sales organization in the USA. Research and development expenses in the Proprietary Development segment (including technology development) increased by 0.3%, or € 0.3 million, to € 98.6 million in the reporting period (2018: € 98.3 million).

Operating expenses in the Partnered Discovery segment in 2019 increased by 13% or € 1.2 million to € 10.7 million (2018: € 9.5 million), mainly due to higher research and development expenses. Research and development expenses in the Partnered Discovery segment increased by 14%, or € 1.2 million, to € 9.7 million in 2019 (2018: € 8.5 million).

In 2018, operating expenses increased by 2%, or € 2.7 million, from € 133.8 million in 2017 to € 136.5 million in 2018. This increase was driven by higher cost of sales and selling expenses as well as higher administrative expenses. The line item “cost of sales” was presented for the first time in the third quarter of 2018 and consisted of expenses in connection with services being rendered while transferring projects to customers such as I-Mab Biopharma. In 2018, cost of sales amounted to € 1.8 million. The Group started presenting “selling expenses” as a separate line item since January 1, 2018. In 2018, selling expenses amounted to € 6.4 million compared to € 4.8 million in 2017. The presentation of selling expenses led to a change in the presentation of research and development expenses and general and administrative expenses for 2017. These items were reduced by € 3.5 million and € 1.3 million, respectively, and the corresponding amounts are now included in “selling expenses.” Research and development expenses decreased by 6%, or € 6.9 million, from € 113.3 million in 2017 to € 106.4 million in 2018, mainly as a result of decreased expenses for external services related to development activities in our Proprietary Development segment as well as decreased expenses in our Partnered Discovery segment. General and administrative expenses increased by 39%, or € 6.2 million, from € 15.7 million in 2017 to € 21.9 million in 2018, mainly due to higher personnel expenses and costs for external services.

Operating expenses in the Proprietary Development segment in 2018 increased by 8%, or € 7.9 million, and amounted to € 107.0 million (2017: € 99.1 million). The main causes of this increase were higher research and development expenses and higher selling expenses. Research and development expenses in the Proprietary Development segment (including technology development) increased by 2%, or € 2.0 million, to € 98.3 million in 2018 (2017: € 96.3 million), primarily as a result of higher expenses related to tafasitamab.

Operating expenses in the Partnered Discovery segment in 2018 decreased by 50%, or € 9.4 million, to € 9.5 million (2017: € 18.9 million) mainly due to lower research and development expenses. Research and development expenses in the Partnered Discovery segment decreased by 51%, or € 8.8 million, to € 8.5 million in 2018 (2017: € 17.3 million). In 2017, research and development expenses in the Partnered Discovery segment were mainly related to the collaboration with Novartis, which was terminated at the end of 2017.

Research and Development

In 2019, research and development expenses increased by 2%, or € 2.0 million, to € 108.4 million (2018: € 106.4 million). This increase was mainly the result of higher expenses for external laboratory services and personnel, which were partially offset by lower expenses for intangible assets. Expenses for external laboratory services, together with legal and scientific consulting services, increased from € 47.9 million in the previous year to € 60.7 million in the year under review. The increase was primarily due to higher expenses for external laboratory services in connection with the development of tafasitamab. Personnel expenses rose from € 25.3 million in the previous year to € 30.1 million in the year under review, mainly due to an increase in the expenses related to the development of tafasitamab (totaling € 5.5 million).

Expenses for intangible assets amounted to € 5.6 million in 2019 (2018: € 22.8 million). In the reporting year, these were mainly influenced by impairment charges of €1.3 million related to an impairment of the in-process R&D program MOR107. Depreciation and other expenses related to infrastructure increased from € 5.4 million in 2018 to € 5.9 million in 2019, mainly due to higher insurance expenses. Other expenses increased from € 2.8 million in 2018 to € 3.1 million. Expenses for consumable supplies rose from € 2.3 million in the previous year to € 2.9 million in 2019.

Research and development expenses in 2018 decreased by 6%, or € 6.9 million, to € 106.4 million (2017: € 113.3 million) mainly as a result of lower expenses for external laboratory services and personnel, which were partially offset by higher expenses for intangible assets. Expenses for external laboratory services and other expenses (including legal and scientific consulting services) decreased from € 61.1 million in 2017 to € 47.9 million in 2018, mainly due to lower expenses for external laboratory services in connection with the license agreements for MOR202 and MOR106. Personnel expenses decreased from € 28.5 million in 2017 to € 25.3 million in 2018, mainly due to lower expenses for share-based payments and severance payments (of € 1.5 million in total).

In 2018, expenses for intangible assets increased to € 22.8 million (2017: € 13.5 million). This item was mainly impacted by impairment charges of € 19.2 million in 2018 in connection with the goodwill impairment of MOR107 and € 9.8 million in 2017 in connection with the termination of the collaboration with Aptevo Therapeutics for the development of MOR209. Depreciation and other infrastructure expenses increased from € 4.9 million in 2017 to € 5.4 million in 2018, mainly due to higher insurance expenses. Other expenses remained unchanged at € 2.8 million. Expenses for consumables and supplies were reduced from € 2.6 million in 2017 to € 2.3 million in 2018.

Selling

In 2019, selling expenses increased by more than 100% or € 16.3 million to € 22.7 million (2018: € 6.4 million). This increase primarily resulted from higher expenses for external services and personnel expenses. The cost of external services increased by € 11.2 million to € 14.2 million in 2019 due to increasing activities for the preparation of the commercialization of tafasitamab (2018: € 3.0 million). Personnel expenses increased to € 7.0 million (2018: € 2.5 million) due to intensified marketing activities for tafasitamab.

In 2018, selling expenses rose by 33%, or € 1.6 million, to € 6.4 million (2017: € 4.8 million). This increase was mainly due to higher personnel expenses and expenses for external services. Personnel expenses increased to € 2.5 million (2017: € 1.8 million) due to intensified marketing activities for tafasitamab. The cost of external services increased by € 0.3 million to € 3.0 million in 2018 (2017: € 2.7 million).

General and Administrative

General and administrative expenses increased by 68%, or € 14.8 million, in 2019 and amounted to € 36.7 million (2018: € 21.9 million). The main sources of this increase were higher personnel expenses and expenses for external services. Personnel expenses rose from € 15.0 million in the previous year to € 23.4 million in the year under review, largely due to higher expenses for share-based compensation programs and salaries. Expenses for external services rose from € 4.5 million in the previous year to € 9.2 million in the year under review, especially in connection with the preparation of the commercialization of tafasitamab. Other expenses rose from € 1.0 million in 2018 to € 1.9 million in 2019, mainly due to higher travel expenses.

General and administrative expenses increased by 39%, or € 6.2 million, in 2018 and amounted to € 21.9 million (2017: € 15.7 million). The main reasons for this increase were higher personnel expenses and expenses for external services. Personnel expenses increased from € 11.8 million in 2017 to € 15.0 million in 2018 primarily due to higher expenses for share-based compensation programs and salaries. Expenses for external services increased from € 2.2 million in 2017 to € 4.5 million in 2018 and were mainly related to one-time expenses in connection with the IPO on the Nasdaq Global Market. Other expenses rose from € 0.7 million in 2017 to € 1.0 million in 2018, mainly due to higher rental expenses.

Other Income

Other income decreased by 50%, or € 0.8 million, to € 0.8 million in the reporting year (2018: € 1.6 million) and mainly included currency gains of € 0.2 million (2018: € 0.7 million), research grants of € 0.1 million (2018: € 0.2 million) and miscellaneous income of € 0.5 million (2018: € 0.4 million). The year 2018 included one-time gains from the capitalization of previously unrecognized intangible assets in the amount of € 0.4 million (resulting from the contribution in kind in connection with the investment in adivo GmbH).

In 2018, other income increased by 45%, or € 0.5 million, to € 1.6 million (2017: € 1.1 million) and mainly included currency gains of € 0.7 million (2017: € 0.5 million), gains from the capitalization of previously unrecognized intangible assets of € 0.4 million (2017: € 0) resulting from the contribution in kind in connection with the investment in adivo GmbH, research grants in the amount of € 0.2 million (2017: € 0.2 million) and miscellaneous income in the amount of € 0.5 million (2017: € 0.4 million).

Other Expenses

Other expenses decreased by 14%, or € 0.1 million, from € 0.7 million in 2018 to € 0.6 million in 2019 and consisted mainly of currency losses of € 0.4 million (2018: € 0.5 million) and other expenses of € 0.2 million (2018: € 0.2 million).

Other expenses decreased by 59%, or € 1.0 million, from € 1.7 million in 2017 to € 0.7 million in 2018 and consisted mainly of currency losses of € 0.5 million (2017: € 0.8 million) and other expenses of € 0.2 million (2017: € 0.8 million).

EBIT

EBIT, defined as earnings before finance income, finance expenses, income from impairment reversals/impairment losses on financial assets and income taxes, amounted to € -107.9 million in 2019, compared to € -59.1 million in the previous year and € -67.6 million in 2017.

Finance Income

Finance income rose by more than 100%, or € 2.4 million, to € 2.8 million in the reporting year (2018: € 0.4 million), which mainly included gains from derivatives in the amount of € 1.5 million (2018: € 0.3 million), gains from changes in the fair value of financial assets recognized in profit or loss in the amount of € 1.1 million (2018: € 0.1 million) and interest income of € 0.2 million (2018: € 0.1 million) from investments in term deposits with fixed or variable interest rates.

Finance income fell by 43%, or € 0.3 million, to € 0.4 million in 2018 (2017: € 0.7 million) as a result of lower investment returns, which mainly included realized gains from derivatives in the amount of € 0.3 million (2017: € 0.4 million) and interest income of € 0.1 million (2017: € 0.2 million) from investments in term deposits with fixed or variable interest rates.

Finance Expenses

Finance expenses increased by more than 100%, or € 1.5 million, to € 2.3 million in the reporting year (2018: € 0.8 million) and primarily consisted of losses from changes in the fair value of financial assets recognized in profit or loss in the amount of € 0.3 million (2018: € 0.1 million), interest expenses from financial assets and liabilities at amortized cost in the amount of € 0.8 million (2018: € 0.2 million) and losses from derivatives of € 0.2 million (2018: € 0.4 million). In 2019, with the application of the new IFRS 16 standard on leases, interest expenses of € 0.9 million from the compounding of non-current lease liabilities were recognized for the first time.

Finance expenses decreased by 5%, or € 1.1 million, to € 0.8 million in 2018 (2017: € 1.9 million) and primarily consisted of losses from marketable securities and derivatives in the amount of € 0.4 million (2017: € 1.5 million) and interest expenses in the amount of € 0.3 million (2017: € 0.5 million).

Income Tax Expenses

In the reporting year, income tax benefits amounted to € 3.5 million (2018: € 4.3 million). In 2019, income tax benefits were mainly due to the reduction of deferred tax liabilities resulting from amortization of intangible assets and a decrease in the tax rate in the Netherlands. The effective income tax rate decreased to 3.3% in the year under review (2018: 7.1%). The difference to the expected tax rate of 26.7% (which would have resulted in income tax benefits of € 28.4 million (2018: € 16.1 million) is mainly due to the fact that deferred tax assets on tax losses of the past year in the amount of € 27.0 million (2018: € 14.5 million) were not recognized.

In 2018, income tax benefits amounted to € 4.3 million. In 2017, income tax expenses amounted to € 1.0 million. Income tax benefits were mainly due to the reduction of a deferred tax liability, which in turn resulted from the impairment of intangible assets. The effective income tax rate rose to 7.1% in 2018 (2017: -1.5%). The difference to the expected tax rate of 26.7% (which would have resulted in income tax benefits of € 16.1 million (2017: € 18.3 million)) is mainly due to the fact that deferred tax assets on tax losses of the past year of € 14.5 million (2017: € 22.0 million) were not recognized. In addition, permanent differences from transaction costs in connection with the US IPO of € -3.7 million arose in 2018 and deferred tax assets on temporary differences of € 0.3 million were not recognized in 2018.

Consolidated Net Profit/Loss for the Period

In 2019, the net loss amounted to € 103.0 million (2018: loss of € 56.2 million; 2017: loss of € 69.8 million).

B.	Liquidity and Capital Resources

Sources of Funding

We have funded our operations primarily through ordinary share issues and cash proceeds from ongoing business operations, including upfront fees, milestone payments, license fees, royalties, and service fees from strategic partners and government grants.

Liquidity is defined as the sum of the balance sheet items “cash and cash equivalents,” “financial assets at fair value with changes recognized in profit or loss” and “other financial assets at amortized cost.”

On December 31, 2019, cash and cash equivalents amounted to € 44.3 million, financial assets at fair value with changes recognized in profit or loss amounted to € 20.5 million and other current and non-current financial assets at amortized cost amounted to € 292.7 million. On December 31, 2018, we had cash and cash equivalents of € 45.5 million, financial assets at fair value with changes recognized in profit or loss of € 44.6 million and other current and non-current financial assets at amortized cost of € 364.7 million.

Cash in excess of immediate working capital requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Investments are primarily made in money market funds, corporate bonds and term deposits with fixed or variable interest.

We are not subject to any operating covenants or capital requirements.

Uses of Funding

Our primary use of cash is to fund research and development costs related to the development of our product candidates and to commercialize tafasitamab. Our primary future funding requirements include the development and commercialization of our proprietary clinical pipeline (primarily tafasitamab) and the advancement of our earlier-stage, wholly owned or co-developed product candidates.

We believe that we have sufficient cash and cash equivalents and other financial assets (including cash invested in various financial assets as described above) to cover expected operating expenses for at least the next twelve months.

We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Additionally, the process of investigating product candidates in clinical trials and the process of commercializing a product are costly. Both the timing and progress of development trials as well as the success of commercialization cannot be predicted with certainty.

Since our product candidates are in various stages of development and the outcome of our activities is uncertain, we cannot estimate the amounts required to successfully complete the development and commercialization of our product candidates, or whether and when we will be profitable.

We may require additional capital for the further development of our existing product candidates, obtain regulatory approval, expand our commercial structures and finance our operations as a public company in the U.S. We may also need to raise additional funds on short notice to pursue other in-licensing or development activities related to additional product candidates. If we cannot generate revenues quickly enough to cover pipeline developments, we may finance future cash needs through public or private equity or bond offerings, including convertible bonds. Additional capital may not be available at reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional capital through the issuance of debt or equity instruments, it could result in dilution to our existing shareholders, increased fixed payment obligations, or the securities may have rights senior to those of our ordinary shares or the ADSs. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to assume additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

Cash Flows

Net Cash Provided by/(Used in) Operating Activities

In the reporting year, the net cash used in operating activities amounted to € 80.1 million, primarily driven by the consolidated net loss of € 103.0 million, which was partially offset by non-cash expenses of € 3.1 million, and changes in operating assets and liabilities and taxes paid of € 19.8 million. The consolidated net loss of € 103.0 million was largely due to expenses we incurred to fund our ongoing operations, particularly cost of sales, research and development expenses, selling expenses and general and administrative expenses. The main contributors to non-cash charges were expenses for share-based payment of € 6.7 million and depreciation and amortization of tangible and intangible assets and of right-of-use assets of € 6.2 million, offset by recognition of contract liabilities of € 7.4 million. Changes in operating assets and liabilities for 2019 consisted primarily of an increase in accounts payable and accruals by € 13.2 million, contract liabilities in the amount of € 8.1 million incurred during the year as well as a decrease in accounts receivable by € 2.7 million. This was offset by an increase in prepaid expenses and other assets by € 4.4 million. The increase in external laboratory services outstanding at year-end, primarily related to tafasitamab, was the primary driver of the higher trade payables and accrued liabilities. The contract liability incurred during the year was largely related to prepayments received from contract partners. The decrease in accounts receivable was due to a comparatively lower level of receivables outstanding at year-end. The increase in prepaid expenses and other stemmed mainly from higher prepayments and higher receivables due from tax authorities from input tax surplus.

In the prior year, the net cash used in operating activities amounted to € 33.3 million, primarily driven by the consolidated net loss of € 56.2 million, which was partially offset by non-cash expenses of € 27.4 million, and changes in operating assets and liabilities and taxes paid of € 4.5 million. The consolidated net loss of € 56.2 million was largely due to expenses we incurred to fund our ongoing operations, particularly research and development expenses, selling expenses and general and administrative expenses. The main contributors to non-cash charges were impairment on intangibles assets in the amount of € 24.0 million, expenses for share-based payment of € 5.6 million and depreciation and amortization of tangible and intangible assets of € 3.8 million, offset by an income tax benefit of € 4.3 million. Changes in operating assets and liabilities for 2018 consisted primarily of an increase in accounts receivable by € 6.6 million and a decrease in other liabilities by € 2.7 million, offset by contract liabilities in the amount of € 2.4 million incurred during the year as well as an increase in accounts payable and accruals by € 1.9 million. The increase in accounts receivable was due to a comparatively higher level of receivables outstanding at year-end. The decrease in other liabilities stemmed mainly from the payment of tax liabilities and the repayment of a governmental cost subsidy. The contract liability incurred during the year was largely related to annual license fees. The increase in external laboratory services outstanding at year-end was the primary driver of the higher trade payables and accrued liabilities.

In 2017, net cash used in operating activities was € 38.4 million, primarily driven by the consolidated net loss of € 69.8 million incurred to fund our ongoing operations, in particular research and development expenses and general and administrative expenses. Changes in operating assets and liabilities consisted primarily of € 18.4 million in deferred revenue in 2017, a € 7.8 million increase in accounts payable and accruals and a € 3.1 million increase in other liabilities. The deferred revenue in 2017 related to annual license fees. The increase in accounts payable and accruals was the result of an increase in external laboratory services still outstanding at the end of the year primarily related to tafasitamab. Most of the increase in other liabilities originated from a deferral of the rent-free period under our rental agreement for our headquarters.

Net Cash Provided by/(Used in) Investing Activities

In 2019, net cash provided by investing activities was € 78.6 million, primarily driven by proceeds from the sale of financial assets in the amount of € 453.0 million, of which € 399.8 million were classified at amortized cost, partially offset by the purchase of financial assets in the amount of € 355.9 million, of which € 327.6 million were classified at amortized cost. Cash provided by investing activities primarily related to shifts in the composition in our investment portfolio as financial assets matured and were sold and new, similar financial assets were purchased. Additionally, in 2019, € 15.0 million were used to purchase a minority interest of 13.4% in Vivoryon Therapeutics AG.

In the prior year, net cash used in investing activities was € 177.3 million, primarily driven by the purchase of financial assets in the amount of € 451.3 million, of which € 366.8 million were classified at amortized cost, partially offset by proceeds from the sale of financial assets in the amount of € 276.4 million, of which € 150.0 million were classified at amortized cost. Cash used in investing activities primarily related to the investment of the proceeds from our initial public offering on the Nasdaq as well as a shift in the composition in our investment portfolio as financial assets matured and were sold and new, similar financial assets were purchased.

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

Net Cash Provided by/(Used in) Financing Activities

In 2019, net cash provided by financing activities was € 0.4 million and mainly related to proceeds from the exercise of convertible bonds by related parties in the amount of € 3.7 million offset by lease and interest payments in the amount of € 3.4 million.

In the prior year, net cash provided by financing activities was € 179.5 million and mainly related to the gross proceeds from our initial public offering on the Nasdaq of € 193.6 million offset by the related issuance costs of € 15.0 million.

In 2017, net cash provided by financing activities was € 8.2 million and mainly related to exercises of convertible bonds by members of the Management Board and the Senior Management Group.

Investments

In 2019, MorphoSys invested € 3.1 million in property, plant and equipment (2018: € 1.8 million), mainly laboratory equipment (i.e. machinery) and tenant fixtures. Depreciation of property, plant and equipment in 2019 increased to € 2.0 million (2018: € 1.8 million).

The Company invested € 0.6 million in intangible assets in 2019 (2018: € 0.6 million). Amortization of intangible assets was below the prior year’s level and amounted to € 1.5 million in 2019 (2018: € 1.9 million). In 2019, impairment of € 1.6 million was recognized on in-process R&D programs and patents. In 2018, impairment of € 15.1 million was recognized on the in-process R&D programs, thereof € 13.4 million on the MOR107 program.

Net Assets

Assets

Total assets on December 31, 2019 amounted to € 496.4 million and were € 42.4 million lower than on December 31, 2018 (€ 538.8 million). Current assets fell by € 85.2 million, mainly driven by a decline in financial assets and cash and cash equivalents.

On December 31, 2019, a total of € 20.5 million (December 31, 2018: € 44.6 million) was invested in various money market funds and reported under the item “financial assets at fair value, with changes recognized in profit or loss.” The item “other financial assets at amortized cost” include financial instruments totaling € 207.7 million (December 31, 2018: € 268.9 million) and consist primarily of term deposits with fixed or variable interest rates and corporate bonds.

Non-current assets rose by € 42.8 million to € 192.7 million (December 31, 2018: € 149.9 million), primarily as a result of the initial recognition of the item “right-of-use, net” in the amount of € 43.2 million due to the application of the new IFRS 16 standard on leases and the increase in “investments at fair value, with changes recognized in other comprehensive income” by € 13.8 million due to a minority interest of 13.4% in Vivoryon Therapeutics AG, acquired in October 2019. This increase was offset by a decrease in non-current other financial assets at amortized cost of € 10.8 million.

Liabilities

Current liabilities increased from € 45.9 million on December 31, 2018 to € 61.6 million on December 31, 2019, primarily as a result of an increase of € 12.3 million in the item “accounts payable and accruals” and the initial recognition of the item “lease liabilities, current portion” in the amount of € 2.5 million due to the application of the new IFRS 16 standard on leases.

Non-current liabilities (December 31, 2019: € 40.2 million; December 31, 2018: € 4.5 million) increased primarily due to the initial recognition of the item “lease liabilities, net of current portion” in the amount of € 40.0 million as a result of the application of the new IFRS 16 standard for leases.

Stockholders’ Equity

As of December 31, 2019, Group equity totaled € 394.7 million compared to € 488.4 million on December 31, 2018. As of December 31, 2019, the Company’s equity ratio amounted to 80% compared to 91% on December 31, 2018.

The number of shares issued totaled 31,957,958 as of December 31, 2019, of which 31,732,158 shares were outstanding (December 31, 2018: 31,839,572 shares issued and 31,558,536 shares outstanding). Common stock was higher as a result of the exercise of 118,386 convertible bonds granted to the Management Board and former employees. The weighted-average exercise price of the convertible bonds was € 31.88.

As of December 31, 2019, the Company held 225,800 shares of treasury stock valued at € 8,357,250, representing a decline of € 2,041,523 compared to December 31, 2018 (281,036 shares, € 10,398,773 ). The decline was the result of the transfer of 52,328 shares of treasury stock valued at € 1,934,043 to the Management Board and Senior Management Group from the performance-based 2015 Long-Term Incentive plan (LTI). The vesting period for this LTI plan expired on April 1, 2019 and beneficiaries had the option to receive a total of 52,328 shares by December 31, 2019. In addition, 2,908 shares of treasury stock valued at € 107,480 were transferred to related parties.

CONTRACTUAL OBLIGATIONS

See “Item 5.F. Tabular Disclosure of Contractual Obligations.”

FINANCIAL OPPORTUNITIES

Exchange rate and interest rate developments can positively or negatively affect our financial results. Interest rate and financial market developments are continuously monitored to promptly identify and take advantage of opportunities.

C.	Research and Development, Patents and Licenses

See “Item 4.A. History and Development of the Company” and “Item 4. B. Business Overview.”

D.	Trend Information

Changes in the Business Environment

In January 2020, the International Monetary Fund (IMF) was forecasting global economic growth in 2019 to reach 2.9% (report “World Economic Outlook January 2020”). This slight decline is primarily a reflection of the negative surprises in economic activity in some emerging market economies, particularly India, which led to a reassessment of the growth outlook for the coming two years. In a few cases, this reassessment also reflected the impact of increasing social unrest.

The IMF’s growth forecast for the advanced economies in 2019 was 1.7% (2018: 2.2%), and the forecast for the emerging and developing economies was 3.7% (2018: 4.5%). The IMF’s forecast for growth in the euro zone in 2019 was 1.2% (2018: 1.9%), next to 0.5% for Germany (2018: 1.5%); 6.1% for China (2018: 6.6%), 1.1% for Russia (2087: 2.3%) and 1.2% for Brazil (2018: 1.3%).

When managing its business activities, MorphoSys takes a number of potential macroeconomic risks and opportunities into consideration. Our business activities remained unaffected by the volatility in any one country.

Lastly, MorphoSys AG has implemented a business continuity plan to prevent the collapse of critical business processes to a large extent or to enable the resumption of critical business processes in case a natural disaster, public health emergency, such as the novel coronavirus, or other serious event occurs. However, depending on the severity of the situation, it may be difficult or in certain cases impossible for us to continue our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event and we may incur substantial costs that could have a material adverse effect on our business.

Currency Development

The EUR/USD dollar exchange rate remained in a range of 1.09 to 1.11 until the end of December 2019. Deteriorating economic data, unresolved trade conflicts between the U.S. and China and the U.S. and the EU and the risk of an unregulated Brexit make it very difficult to forecast the EUR/USD exchange rate.

The majority of our business transactions are conducted in euros or U.S. dollars. As a result of our commercial and launch activities in the U.S., a decline in the euro versus the U.S. dollar would have a direct positive impact on our future operating income. Consequently, a stronger euro would reduce the royalty payments we receive—which are converted from U.S. dollars to euros—on sales of guselkumab (Tremfya®). We mitigate this risk in advance as much as possible with currency hedging transactions with maturities of 12 months or less.

Development of the Antibody Sector

In 2019, six new antibodies were approved by the FDA in the U.S. or the EMA in the EU, and regulatory filings were also reviewed for a further 13 novel antibody therapies. According to the article “Antibodies to Watch in 2020” published in the mAbs Journal, 79 new antibodies are currently in late-stage clinical development, compared to 62 antibodies in the previous year. Of the 79 antibodies, 39 are being developed for the treatment of cancer, and two of these are in late clinical phases. Our lead product candidate from our proprietary development, tafasitamab, was also included in this report.

We view the successful development and commercialization of the antibody segment as a positive signal and a confirmation of our strategy to focus our development activities on this class of drugs. Still, we cannot predict the clinical or market success of individual drug candidates.

E.	Off-Balance Sheet Arrangements

OFF-BALANCE SHEET ARRANGEMENTS

We did not have, during 2019 and 2018, and we do not currently have, any off-balance sheet arrangements.

As of the date of this Annual Report, we do not have any off-balance sheet arrangements other than operating leases as described under “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” below

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2019.

CONTRACTUAL OBLIGATIONS (DECEMBER 31, 2019)

	Payments due by period
(in € thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Leases	50,858	3,515	6,730	6,730	33,883
Other	1,632	1,294	338	0	0

LEASE OBLIGATIONS

We enter into long-term leases for facilities, company cars and equipment. The majority of these leasing contracts can be renewed on a yearly or quarterly basis, and some agreements may be terminated prematurely.

OTHER COMMITMENTS

Other commitments may become due for future payments for outsourced studies. As of December 31, 2019, we expected to incur approximately € 164.7 million of expenses for outsourced studies, of which approximately € 64.4 million will be paid in the next twelve months. Additionally, if certain milestones are achieved in the Proprietary Development segment, for example, by filing an application for an investigational new drug, or IND, for specific target molecules, this may trigger regulatory and sales milestone payments to licensors of up to an aggregate of US$ 287 million. The next milestone payments of US$ 37.5 million are anticipated to occur in the next twelve months. No accruals have been recorded in our consolidated balance sheet for these amounts. They are also not included in the table above as the timing and payment are uncertain.

G.	Safe Harbor

See “Forward Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

We are a German stock corporation and, in accordance with the German Stock Corporation Act, we have a two-tier board structure consisting of our Supervisory Board and a separate Management Board.

Our Supervisory Board supervises the policies of the Management Board and the general course of the affairs of our business. The Supervisory Board advises the Management Board and is guided by the interests of the business when performing its duties. The Management Board is in charge of managing us under the supervision of the Supervisory Board. The Management Board provides the Supervisory Board with such necessary information as the Supervisory Board requires to perform its duties.

Supervisory Board

As of December 31, 2019, our Supervisory Board consisted of seven members who oversee and advise the Management Board. The current Supervisory Board consists of professionally qualified members who represent our shareholders. The Chairman of the Supervisory Board (Dr. Marc Cluzel), coordinates the Board’s activities, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally. All Supervisory Board members are independent, as defined in the German Corporate Governance Code and the Nasdaq Listing Rules, and have many years of experience in the biotechnology and pharmaceutical industries. The Chairman of the Supervisory Board is not a former member of our Management Board. The members of the Supervisory Board and its committees are listed in the table below.

Name	Age	Term expires	Principal business activities performed outside of MorphoSys
Dr. Marc Cluzel (Chairman)	65	2021	Consultant & business professional; member of the board of directors of Moleac Pte. Ltd; member of the board of directors of Griffon Pharmaceuticals Inc.
Dr. Frank Morich (Deputy Chairman)	66	2020	Independent consultant of the life sciences and healthcare industries; member of the board of directors of Cue Biopharma Inc.
Michael Brosnan	65	2020	Consultant in the life sciences and healthcare industries
Sharon Curran	51	2021	Non-Executive Director in life sciences and healthcare industries; member of the board of directors of Circassia Pharmaceuticals plc.
Dr. George Golumbeski	62	2020	Business consultant in the life science and healthcare industries; chairman of the board of directors of Aura Biosciences Inc.; chairman of the board of directors of Carrick Therapeutics Ltd.; member of the board of directors of Enanta Pharmaceuticals Inc.; member of the board of directors of KSQ Therapeutics Inc.; member of the board of directors of Sage Therapeutics; member of the board of directors of Shattuck Labs Inc.; chairman of the board of directors Verseau Therapeutics
Wendy Johnson	68	2020	Chief Operating Officer, Reneo Pharmaceuticals Inc.; managing director of Gemini Advisors
Krisja Vermeylen	57	2021	Business consultant in the life science and healthcare industries; member of the advisory board of Spencer Stuart

The following is a brief summary of the business experience of the members of our Supervisory Board:

Dr. Marc Cluzel has been a member of our Supervisory Board since 2012 and Chairman of the Supervisory Board since the AGM 2018. He was Executive Vice President of Product Development at HÙYÀ Bioscience International, LLC from 2011 to 2012. Prior to that, between 1993 and 2010, he held several positions at Sanofi-Aventis, including Executive Vice President of Research and Development. Dr. Cluzel received his Ph.D. in Biochemistry and his Doctor of Medicine from the University of Montpellier, France.

Dr. Frank Morich has been a member of our Supervisory Board since 2015. Dr. Morich also serves as a consultant in the life sciences and healthcare industries. Dr. Morich previously served as Chief Commercial Officer (2011 to 2014) and Executive Vice President International Operations (2010 to 2011) at Takeda Pharmaceutical. Prior to that, Dr. Morich served as Chief Executive Officer of NOXXON Pharma AG (2008 to 2010), Chief Executive Officer and member of the Board of Directors of Innogenetics N.V. (2005 to 2007), and Chief Executive Officer and Chairman of the Executive Board of AM Pharma B.V. (2004). Prior to that, Dr. Morich held several positions at Bayer, including member of the Board of Management of Bayer AG, Head of Global Product Development and Head of research and development. Dr. Morich graduated in medical studies at the University of Marburg, Germany.

Michael Brosnan has been a member of our Supervisory Board since 2018. Currently he serves as a consultant in the life sciences and healthcare industries. Mr. Brosnan has over 40 years of experience in finance, controlling and auditing. From 2010 to 2019, he has served as Chief Financial Officer of Fresenius Medical Care Management AG, a company with a dual listing in Germany (Frankfurt) and the United States (NYSE). Over the last 20 years, he has worked in various leadership and executive positions for Fresenius Medical Care in the United States and Germany. Prior to joining Fresenius Medical Care, he held senior financial positions at Polaroid Corporation and was an audit partner at KPMG. Mr. Brosnan holds a degree in Business Administration and Accounting from Northeastern University, Boston, Massachusetts, USA.

Sharon Curran has been elected as a new member of our Supervisory Board during the AGM 2019. Ms. Curran currently serves as a Non-Executive Director in the life sciences and healthcare industries. Prior to that, Ms. Curran worked for AbbVie Inc., Illinois, USA as Vice President, Global Specialty Franchise and Customer Excellence and has also held a number of other senior positions in her career including Vice President Global Marketing Specialty, AbbVie; Global Brand and Commercial Director, Abbott MBO and Division Head, Eli Lilly UK & Ireland. Ms. Curran brings extensive commercial and specialty pharmaceutical experience to the Company. She holds an Executive Master of Science, Business Administration from Trinity College Dublin, Ireland, and a Bachelor of Science in Biotechnology from Dublin City University, Ireland.

Dr. George Golumbeski has been a member of our Supervisory Board since 2018. He currently serves as a self-employed business consultant in the life science and healthcare industries. Prior to that Dr. Golumbeski held the position as President of Grail Inc., and from 2017 to April 2018 he served as an Executive Vice President & Executive Advisor for Innovation at Celgene Corporation. Over the last 27 years, he has held leadership roles in business and corporate development, partnering and M&A with global pharmaceutical and life science companies, including Celgene Corporation, Novartis, Elan Corporation (today: Perrigo), and Schwarz Pharma (today: UCB). Dr. Golumbeski obtained his Doctorate in Genetics from the University of Wisconsin in Madison, USA and holds a degree in Biology from the University of Virginia, Charlottesville, USA.

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

Management Board

The following table sets forth the names and function of the current members of our Management Board and their ages and terms:

Name	Age	Term ends	Position
Dr. Jean-Paul Kress	54	August 31, 2022	Chief Executive Officer
Dr. Simon Moroney	60	August 31, 2019	Former Chief Executive Officer
Jens Holstein	56	June 30, 2023	Chief Financial Officer
Dr. Malte Peters	57	June 30, 2022	Chief Development Officer
Dr. Markus Enzelberger	50	February 29, 2020	Former Chief Scientific Officer

A schedule of responsibilities currently defines the different areas of responsibility as follows:

•

Dr. Jean-Paul Kress, Chief Executive Officer and Chairman of the Management Board (from September 1, 2019 until February 29, 2020): Strategy and Planning, Compliance & Quality Assurance, Internal Audit, Human Resources, Business Development & Portfolio Management, Legal, Commercial Planning and Processes, the coordination of individual areas of the Management Board, representation of the Management Board vis-à-vis the Supervisory Board. Since March 1, 2020: Strategy and Planning, Compliance & Quality Assurance, Internal Audit, Human Resources, Business Development & Portfolio Management, Legal and Intellectual Property, Technical Operations (CMC, Supply Chain), Commercial Planning, the coordination of individual areas of the Management Board, representation of the Management Board vis-à-vis the Supervisory Board.

•

Dr. Simon Moroney, Former Chief Executive Officer (until August 31, 2019): Strategy and Planning, Compliance & Quality Assurance, Internal Audit, Human Resources, Business Development & Portfolio Management, Legal, Commercial Planning, the coordination of individual areas of the Management Board, representation of the Management Board vis-à-vis the Supervisory Board.

•

Jens Holstein, Chief Financial Officer: Accounting & Tax, Controlling & Risk Management, Corporate Development and M&A, IT, Technical Operations, Procurement & Logistics, Corporate Communications & Investor Relations and Environmental Social Governance (ESG). Since March 1, 2020: Accounting & Tax, Controlling, Internal Controls and Risk Management, Corporate Development and M&A, IT, Facilities, Procurement & Logistics, Corporate Communications & Investor Relations, Environmental Social Governance (ESG), Lanthio Pharma and Alliance Management.

•

Dr. Markus Enzelberger (until February 29, 2020), Chief Scientific Officer: Discovery Alliances & Technologies, CMC & Protein Sciences, Alliance Management, Supply Chain, Intellectual Property, Lanthio Pharma.

•

Dr. Malte Peters, Chief Development Officer: Preclinical Research, Project Management, Clinical Development, Clinical Operations, Drug Safety & Pharmacovigilance, Regulatory Affairs. Since March 1, 2020: Research (Discovery Alliances & Technologies, Global Program Team Discovery, Protein Sciences), Pre-clinical Development, Clinical Development, Clinical Operations, Biostatistics & Data Management, Drug Safety & Pharmacovigilance, Regulatory Affairs, Medical Affairs and Global Program Teams.

Dr. Jean-Paul Kress (as of September 1, 2019)

Dr. Jean-Paul Kress joined MorphoSys in September 2019. He has a strong track record of commercial and (operational) strategic leadership in various senior management roles in North America and Europe. His focus has been on operations, corporate development and especially the commercialization of innovative products addressing unmet medical needs across diverse disease indications. Prior to joining MorphoSys, Dr. Kress served as President and Chief Executive Officer at Syntimmune, a clinical-stage biotechnology company developing differentiated drug candidates in a wide range of autoimmune diseases, which was acquired by Alexion in November 2018. Among other assignments, he was Executive Vice President, President of International and Head of Global Therapeutic Operations at Biogen, and Senior Vice President, Head of North America at Sanofi Genzyme, where he was instrumental in launching Dupilumab, the first biologic agent approved in atopic dermatitis. Previously, he was President and Chief Executive Officer of Sanofi Pasteur MSD, and gained further experience in positions at Gilead, Abbvie and Eli Lilly. Dr. Kress received an M.D. degree from Faculté Necker-Enfants Malades in Paris, and graduate and post-graduate degrees in biochemistry and in molecular and cellular pharmacology from Ecole Normale Supérieure in Paris.

Dr. Jean-Paul Kress is also a member of the Board of Directors at Erytech Pharma SA, Lyon, (publicly listed company).

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

Dr. Markus Enzelberger (until February 29, 2020)

Dr. Enzelberger joined MorphoSys in March 2002 and served in different leadership positions within R&D. Since 2012 he acted as Senior Vice President Discovery, Alliances and Technologies, taking responsibility for discovery programs for our partners and our proprietary pipeline as well as for the technology development. He was appointed Interim-Chief Scientific Officer effective April 15, 2017 and Chief Scientific Officer effective

November 1, 2017. His areas of responsibility include discovery, technology development, protein sciences, manufacturing and alliance management. Dr. Enzelberger is co-inventor of the HuCAL Platinum and the Ylanthia libraries and worked on Tremfya® and many other programs within our pipeline. Before joining MorphoSys, Dr. Enzelberger completed a post-doctorate with Steven Quake at the California Institute of Technology on microfluidic biological assays, where he co-invented the key technologies of Fluidigm. Dr. Enzelberger studied chemistry and was awarded a doctor of natural sciences by the Technical University of Stuttgart, Germany.

Dr. Markus Enzelberger is also a member of the Advisory Board of SHS Gesellschaft für Beteiligungsmanagement mbH, Tuebingen, Germany (not publicly listed company).

In November 2019, Dr. Enzelberger decided to step down as CSO and member of the company’s Management Board to explore new opportunities. Dr. Enzelberger left MorphoSys on February 29, 2020. Following Dr. Enzelberger’s departure, the MorphoSys research organization will be integrated into the Clinical Development segment under the lead of Dr. Malte Peters, Chief Development Officer.

Service Agreements

The service agreements with our Management Board members generally have a total term of three years. The current service agreement of our Management Board member Dr. Kress runs until August 31, 2022. The current service agreement of our Management Board member Jens Holstein runs until June 30, 2023. The current service agreement of our Management Board member Dr. Malte Peters runs until June 30, 2022. The service agreement of our former Management Board member Dr. Markus Enzelberger ended on February 29, 2020.

In the event of a change of control, our Management Board members are entitled to exercise a right to terminate their service contracts and receive any outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, at least 200% of the fixed yearly gross salary and the annual bonus.

B.	Compensation

The following section presents the principles, structure and amount of Management Board and Supervisory Board remuneration. This disclosure complies with the legal provisions and considers the recommendations of the German Corporate Governance Code.

MANAGEMENT BOARD REMUNERATION

The Management Board’s remuneration system is intended to provide an incentive for performance-oriented and sustainable corporate management. Therefore, the aggregate remuneration of the Management Board members consists of different components: fixed components, an annual cash bonus based on the achievement of corporate targets (Short-Term Incentive—STI), a variable remuneration component with long-term incentives (Long-Term Incentive—LTI) and other remuneration components. Variable remuneration components with long-term incentives consist of performance shares and stock options granted within the scope of performance share plans and stock options plans. In prior years, convertible bonds were also granted to members of the Management Board within the scope of a convertible bond program from the year 2013. Management Board members also receive fringe benefits in the form of non-cash benefits, mainly the use of a company car and the payment of insurance premiums.

All remuneration packages are reviewed annually for their scope and appropriateness by the Remuneration and Nomination Committee and compared to the results of an annual Management Board remuneration analysis. The amount of compensation paid to Management Board members highly depends on their individual areas of responsibility, the Company’s economic situation and success and its business prospects versus its competition. All decisions concerning adjustments to remuneration packages are made by the entire Supervisory Board. The total remuneration package and the Management Board’s index-linked pension scheme were comprehensively reviewed in 2019 and adjusted by the Supervisory Board.

OVERVIEW

In the 2019 financial year, the total benefits granted to the members of the Management Board (bearing in mind that Dr. Simon Moroney left as Chair of Management Board at the end of August 31, 2019, and Dr. Jean-Paul Kress became the new Chair of the Management Board as of September 1, 2019) amounted to € 11,308,876 (2018: € 6,904,508). Of the total compensation granted for 2019, € 7,311,463 was cash compensation and € 3,997,413, or 35%, was personnel expenses from share-based variable compensation with long-term incentive (performance shares and stock options).

The total amount of benefits paid to the Management Board in financial year 2019 was € 14,128,615 (2018: € 7,505,917). In addition to cash compensation of € 4,104,582 (2018: € 3,189,972) paid in the financial year, this amount includes, above all, the relevant value of the transfer of treasury shares from a performance-based share plan under German tax law in the amount of € 1,941,794 (2018: € 626,606). As convertible bonds were also exercised in 2019 and 2018, the total amount for 2019 also included benefits from the exercise of convertible bonds in the amount of € 8,082,239 (2018: € 2,205,535).

As of April 15, 2019, a total of 19,815 treasury shares from the 2015 Performance Share Plan for the Management Board vested as a result of the expiration of the vesting period for this LTI plan. The beneficiaries had the option to call these shares within a six-month period ending on October 14, 2019. This call period was extended in the summer to December 31, 2019. All transactions by members of the Management Board in connection with the trading of MorphoSys shares were reported as required by law and are published in the Corporate Governance Report of the 2019 Annual Report as well as on the Company’s website.

In accordance with the requirements of Section 4.2.5 (3) of the German Corporate Governance Code, the tables that follow provide detailed mandatory information on the remuneration of the individual Management Board members.

Please note that the tables that follow are provided in the context of the Corporate Governance Report of the 2019 Annual Report and differ from the information about Management Board remuneration presented in the Notes of this report (Item 7.5). These differences are due to the differing presentation requirements under the German Corporate Governance Code and IFRS.

	Dr. Jean-Paul Kress Chief Executive Officer (since September 1, 2019)
in €	2018	2019	2019 (Minimum)	2019 (Maximum)
Fixed Compensation	0	233,333	233,333	233,333
Fringe Benefits	0	93,551	93,551	93,551

Total Fixed Compensation	0	326,884	326,884	326,884

One -Year Variable Compensation [2]	0	196,000	0	204,167
One-Time Bonus [3]	0	1,000,000	0	1,000,000
Multi-Year Variable Compensation:
2018 Long-Term Incentive Program [4] (Vesting Period 4 Years)	0	0	0	0
2019 Long-Term Incentive Program [4] (Vesting Period 4 Years)	0	0	0	0
2018 Stock Option Plan [4] (Vesting Period 4 Years)	0	0	0	0
2019 Stock Option Plan [4] (Vesting Period 4 Years)	0	2,000,013	0	8,000,052

Total Variable Compensation	0	3,196,013	0	9,204,219

Service Cost	0	44,965	44,965	44,965

Total Compensation	0	3,567,862	371,849	9,576,068

	Jens Holstein Chief Financial Officer
in €	2018	2019	2019 (Minimum)	2019 (Maximum)
Fixed Compensation	402,235	418,324	418,324	418,324
Fringe Benefits	46,725	44,090	44,090	44,090

Total Fixed Compensation	448,960	462,414	462,414	462,414

One -Year Variable Compensation [2]	337,877	351,392	0	366,034
One-Time Bonus [3]	358,857	500,000	0	500,000
Multi-Year Variable Compensation:
2018 Long-Term Incentive Program [4] (Vesting Period 4 Years)	201,463	0	0	0
2019 Long-Term Incentive Program [4] (Vesting Period 4 Years)	0	220,645	0	882,580
2018 Stock Option Plan [4] (Vesting Period 4 Years)	197,065	0	0	0
2019 Stock Option Plan [4] (Vesting Period 4 Years)	0	220,634	0	882,536

Total Variable Compensation	1,095,262	1,292,671	0	2,631,150

Service Cost	111,233	114,224	114,224	114,224

Total Compensation	1,655,455	1,869,309	576,638	3,207,788

	Dr. Malte Peters Chief Development Officer
in €	2018	2019	2019 (Minimum)	2019 (Maximum)
Fixed Compensation	397,800	413,712	413,712	413,712
Fringe Benefits	30,613	32,892	32,892	32,892

Total Fixed Compensation	428,413	446,604	446,604	446,604

One -Year Variable Compensation [2]	334,152	347,518	0	361,998
One-Time Bonus [3]	354,900	500,000	0	500,000
Multi-Year Variable Compensation:
2018 Long-Term Incentive Program [4] (Vesting Period 4 Years)	201,463	0	0	0
2019 Long-Term Incentive Program [4] (Vesting Period 4 Years)	0	220,645	0	882,580
2018 Stock Option Plan [4] (Vesting Period 4 Years)	197,065	0	0	0
2019 Stock Option Plan [4] (Vesting Period 4 Years)	0	220,634	0	882,536

Total Variable Compensation	1,087,580	1,288,797	0	2,627,114

Service Cost	76,190	77,787	77,787	77,787

Total Compensation	1,592,183	1,813,188	524,391	3,151,505

	Dr. Markus Enzelberger Chief Scientific Officer (until February 29, 2020)
in €	2018	2019	2019 (Minimum)	2019 (Maximum)
Fixed Compensation	321,300	334,152	334,152	334,152
Fringe Benefits [1]	31,211	135,848	135,848	135,848

Total Fixed Compensation	352,511	470,000	470,000	470,000

One -Year Variable Compensation [2]	269,892	280,688	0	292,383
One-Time Bonus [3]	286,650	200,000	0	200,000
Multi-Year Variable Compensation:
2018 Long-Term Incentive Program [4] (Vesting Period 4 Years)	201,463	0	0	0
2019 Long-Term Incentive Program [4] (Vesting Period 4 Years)	0	220,645	0	882,580
2018 Stock Option Plan [4] (Vesting Period 4 Years)	197,065	0	0	0
2019 Stock Option Plan [4] (Vesting Period 4 Years)	0	220,634	0	882,536

Total Variable Compensation	955,070	921,967	0	2,257,499

Service Cost	68,515	69,805	69,805	69,805

Total Compensation	1,376,096	1,461,772	539,805	2,797,304

	Dr. Simon Moroney [5] Chief Executive Officer (until August 31, 2019)
in €	2018	2019	2019 (Minimum)	2019 (Maximum)
Fixed Compensation	542,074	372,154	372,154	372,154
Fringe Benefits [1]	32,654	1,114,906	1,114,906	1,114,906

Total Fixed Compensation	574,728	1,487,060	1,487,060	1,487,060

One -Year Variable Compensation [2]	455,343	328,859	328,859	328,859
One-Time Bonus in Shares [3]	483,616	0	0	0
Multi-Year Variable Compensation:
2018 Long-Term Incentive Program [4] (Vesting Period 4 Years)	307,529	0	0	0
2019 Long-Term Incentive Program [4] (Vesting Period 4 Years)	0	336,791	0	1,347,164
2018 Stock Option Plan [4] (Vesting Period 4 Years)	300,770	0	0	0
2019 Stock Option Plan [4] (Vesting Period 4 Years)	0	336,772	0	1,347,088

Total Variable Compensation	1,547,258	1,002,422	328,859	3,023,111

Service Cost	158,788	107,263	107,263	107,263

Total Compensation	2,280,774	2,596,745	1,923,182	4,647,434

[1]	In 2019, fringe benefits for Dr. Simon Moroney and Dr. Markus Enzelberger include post-employment benefits granted.
[2]

The one-year variable compensation granted for the 2019 financial year represents the bonus accrual that will be paid in February 2020. The bonus granted for the 2018 financial year was paid in February 2019.

[3]	The one-time bonus granted in 2019 will be paid out in cash in February 2020. In the year 2018, the one-time bonus was granted as an allocation of treasury shares.
[4]

Stock-based compensation plans issued annually. The fair value was determined pursuant to the regulations of IFRS 2 “Share-based Payment.” For plans issued annually, the personnel expenses resulting from share-based payments are presented for the entire term at the time of issue.

[5]

Dr. Simon Moroney resigned from the Management Board and his function as Chief Executive Officer as of August 31, 2019. Due to his many years of service for the Company, the Supervisory Board decided that Dr. Simon Moroney will be entitled not only to a pro-rated share but to the entire long-term share-based compensation components granted (stock options and performance shares)—provided that all other conditions of the plans are fulfilled.

Payments During the Financial Year

	Dr. Jean-Paul Kress Chief Executive Office (since September 1, 2019)		Jens Holstein Chief Financial Officer		Dr. Malte Peters Chief Development Officer
in €	2018	2019	2018	2019	2018	2019
Fixed Compensation	0	233,333	402,235	418,324	397,800	413,712
Fringe Benefits [1]	0	93,551	46,725	44,090	30,613	32,892

Total Fixed Compensation	0	326,884	448,960	462,414	428,413	446,604

One-time bonus award in shares	0	0	358,785	0	354,822	0
One -Year Variable Compensation [2]	0	0	273,899	337,877	206,903	334,152
Multi-Year Variable Compensation:
2013 Convertible Bonds Program [3] (Vesting Period 4 Years)	0	0	2,205,535	2,016,750	0	0
2013 Long-Term Incentive Program [3] (Vesting Period 4 Years)	0	0	223,600	0	0	0
2014 Long-Term Incentive Program [3] (Vesting Period 4 Years)	0	0	0	724,223	0	0
Other [4]	0	0	0	0	0	0

Total Variable Compensation	0	0	3,061,819	3,078,850	561,725	334,152

Service Cost	0	44,965	111,233	114,224	76,190	77,787

Total Compensation	0	371,849	3,622,012	3,655,488	1,066,328	858,543

Dr. Markus Enzelberger Chief Scientific Officer (until February 29, 2020)		Dr. Simon Moroney [5,6] Chief Executive Office (until August 31, 2019)		Total
2018	2019	2018	2019	2018	2019
321,300	334,152	542,074	372,154	1,663,409	1,771,675
31,211	31,365	32,654	319,701	141,203	521,599

352,511	365,517	574,728	691,855	1,804,612	2,293,274

286,600	0	483,597	0	1,483,804	0
121,688	269,892	368,144	455,343	970,634	1,397,264

0	0	0	6,065,489	2,205,535	8,082,239
51,594	0	351,412	0	626,606	0
0	182,047	0	1,035,524	0	1,941,794
0	0	0	0	0	0

459,882	451,939	1,203,153	7,556,356	5,286,579	11,421,297

68,515	69,805	158,788	107,263	414,726	414,044

880,908	887,261	1,936,669	8,355,474	7,505,917	14,128,615

[1]	2019, fringe benefits for Dr. Simon Moroney include payments for post-employment benefits.
[2]	The one-year variable compensation presented here represents the bonus paid in the respective financial year for the previous financial year.
[3]

The date and value of the payments is the date and value applicable under German tax law. Therefore, this table shows the non-cash benefits arising in the respective financial year from the difference between the exercise or conversion price and the stock market price at the time of exercising the convertible bonds or at the time of transfer of own shares from a performance share plan.

[4]	No compensation recovery claims against the Management Board existed in 2019 or 2018.
[5]

Dr. Simon Moroney resigned from the Management Board and his function as Chief Executive Officer as of August 31, 2019. Due to his many years of service for the Company, the Supervisory Board decided that Dr. Simon Moroney will be entitled not only to a pro-rated share but to the entire long-term share-based compensation components granted (stock options and performance shares)—provided that all other conditions of the plans are fulfilled.

[6]

In 2019, the figures presented for Dr. Simon Moroney do include remuneration from the exercise of convertible bonds and the transfer of treasury stock from a long-term incentive program after his resignation as Chief Executive Officer. These were granted for his activities as a member of the Management Board in previous years.

Fixed Remuneration and Fringe Benefits

The non-performance-related remuneration of the Management Board consists of fixed remuneration and additional fringe benefits, which mainly include the use of company cars and health subsidies or reimbursement of costs related to health, social security and occupational disability insurance. The new CEO Dr. Jean-Paul Kress, who assumed office as of September 1, 2019, received a one-time relocation allowance and reimbursement of costs for tax advice and remuneration advice in connection with the conclusion of his service contract. In addition, he receives an ongoing expense allowance for tax advice and maintaining two households. The Chief Financial Officer, Jens Holstein, also receives an expense allowance for maintaining two households.

Pension Expenses

The Company also provides payments to Management Board members equal to a maximum of 10% of the member’s fixed annual salary and, in some cases, any payable taxes. This compensation is intended for the members’ individual retirement plans. Additionally, all Management Board members participate in a pension plan in the form of a provident fund, which was introduced in cooperation with Allianz Pensions-Management e.V. The pension obligations of the provident fund will be met by Allianz Pensions-Management e.V. These pension obligations are not pension benefit plans.

Performance-Based Compensation (Short-Term Incentive—STI)

Members of the Management Board each receive performance-based compensation in the form of an annual bonus payment of up to 70% of the gross fixed salary with the full achievement of the member’s targets. These bonus payments are dependent on the achievement of corporate targets specified by the Supervisory Board at the start of each financial year. They are typically based on targets such as the Company’s performance and the progress of the partnered pipeline and the Company’s proprietary pipeline. At the start of the year, the Supervisory Board assesses the degree to which corporate goals were achieved in the prior year and uses this information to determine the bonus. The bonus may not exceed 125% of the target amount (corresponding to 87.5% of the gross fixed salary). Performance-based compensation may be reduced to zero when targets are not achieved. The bonus for the 2019 financial year will be paid in February 2020.

Long-Term Incentive-Based Compensation (Long-Term Incentive—LTI)

In 2011, MorphoSys introduced a long-term incentive compensation plan (Performance Share Plan) for the Management Board and members of the Senior Management Group. The Performance Share Plan is based on the allocation of performance shares linked to the achievement of predefined performance targets over a four-year period. Depending on the degree of target achievement (as described in more detail below), the award of performance shares is met by transferring treasury shares of the Company.

The Supervisory Board decides each year on the number of performance shares to be granted to the Management Board. On April 1, 2019, the members of the Management Board (at that time consisting of Dr. Simon Moroney, Jens Holstein, Dr. Malte Peters, and Dr. Markus Enzelberger) were granted a total of 9,347 shares; each member of the Management Board was entitled to a specific number of shares. For further details, please refer to Note 7.3.5 and the explanations on stock repurchases in the Corporate Governance Report of the 2019 Annual Report.

At the time of allocation of shares for a given year, long-term performance targets are set by the Supervisory Board. For the 2019 Performance Share Plan, the objectives were defined as the absolute performance of the MorphoSys share price and the relative performance of the MorphoSys share price compared to a benchmark index; the benchmark index is comprised equally of the Nasdaq Biotechnology Index and the TecDAX. The absolute and relative share price performance is measured for each of the four assessment periods (one year each) by comparing the average share price of the last 30 trading days before the start of the assessment period in question (April 1) with the average share price of the last 30 trading days before the end of the assessment period. Participants in the performance share plan earn an entitlement to shares each year, which is valued on the basis of the absolute share price development as well as the relative share price development, i.e. a comparison of the MorphoSys share price development with the benchmark index. Depending on the absolute and relative share price performance during an assessment period, certain (absolute and relative) tiered levels of target achievement between 10% and 300% can be achieved. Exceeding the target achievement level by 300% does not grant entitlement to additional shares during the relevant assessment period (upper limit). At the end of the four-year term, an overall target achievement level should be calculated based on the absolute and relative degrees of target achievement achieved in each period. The average absolute and relative degrees of target achievement are weighted at 50%. Overall target achievement is capped at 200%.

The final number of performance shares allocated to the Performance Share Plan participants is determined at the completion of the program, which spans four years. This calculation incorporates the number of shares initially granted (“grants”) multiplied with the total level of target achievement, as well as a “company factor” that is determined at the Supervisory Board’s discretion. This company factor is a number between zero and two that is set by the Supervisory Board based on the Company’s situation. The company factor’s predefined default value is one (1).

In 2017, MorphoSys also introduced a stock option plan as a further instrument of long-term incentive compensation based on the resolution of the Annual General Meeting on June 2, 2016 (Agenda Item 9). As of April 1, 2019, the Management Board (at that time consisting of Dr. Simon Moroney, Jens Holstein, Dr. Malte Peters and Dr. Markus Enzelberger) were granted a total of 31,395 stock options; each member of the Management Board received a specific number of stock options, each of which entitles the Management Board member to receive up to two MorphoSys shares. On October 1, 2019, the new CEO Dr. Jean-Paul Kress (CEO since September 1, 2019) was granted stock options valued at € 1,500,000.00 and an additional one-time, sign-on stock option package worth € 500,000.00 for a total of 57,078 stock options. For further details, please refer to Note 7.1 and the explanations on stock repurchases in the Corporate Governance Report of the 2019 Annual Report.

In accordance with the resolution of the Annual General Meeting on June 2, 2016 (Agenda Item 9), the stock option plan’s performance targets include the absolute price performance of MorphoSys shares and the relative price performance of MorphoSys shares compared to a benchmark index. The benchmark index consists of equal parts of the Nasdaq Biotechnology Index and the TecDAX. Each performance target has a 50% weighting in the achievement of the overall target.

To determine the degree of target achievement for each performance target, the four-year vesting period (until the first stock options can be exercised) is subdivided into four equal periods of one year each. An arithmetic mean is calculated based on the degree of target achievement in each of the four years. This, in turn, determines the final percentage of target achievement for each performance target. The final percentage of target achievement for each of the two performance targets are then added together and divided by two; the result being the overall level of target achievement.

For the performance target of absolute price performance, a comparison is made between the average stock price of MorphoSys shares for the preceding 30 trading days before the beginning and end of each year in the four-year period. If the MorphoSys share price increases, the degree of target achievement can reach up to 200% calculated on a straight-line basis for that particular year. Any further positive share price development of MorphoSys shares will not lead to any further increase in the performance target (cap).

For the performance target of relative price performance, the development of MorphoSys’ share price measured by the average of the closing prices for the preceding 30 trading days before the beginning and end of each year in the four-year period is compared with the development of the benchmark index, measured by the average of the closing prices of the respective benchmark index during the last 30 trading days before the beginning and end of each year in the four-year period. Within the benchmark index, the Nasdaq Biotech Index and the TecDAX are each weighted at 50% so that the percentage price developments of each index for the respective annual period are added and divided by two. If MorphoSys shares outperform the benchmark index, the degree of target achievement calculated on a straight-line basis for the relevant period can reach up to 200%. Any further positive share price development of MorphoSys shares versus the benchmark index will not lead to any further increase in the performance target (cap).

Stock options can only be exercised when the four-year (minimum) vesting period prescribed by law has expired and the specified minimum value for the degree of target achievement of a performance target has been exceeded. The ultimate number of exercisable stock options is calculated by multiplying the number of initially granted stock options (“grants”) by the total level of target achievement and rounding up to the nearest whole number. The resulting ultimate number of stock options is limited to 200% of the initially granted number of stock options. The stock options are settled in the form of Company shares, with each stock option entitling the holder to one share for the final number of stock options.

When the stock options are exercised, the exercise price must be paid for each underlying share. The exercise price corresponds to the average closing auction price of MorphoSys shares in the 30 trading days prior to the day on which the stock options were issued.

The terms of the stock option plan provide further details on the granting and settlement of stock options, the issue of Company shares from Conditional Capital 2016-III and the administration of the stock option plan. For more information, please refer to the corresponding resolution of the Annual General Meeting on June 2, 2016 (Agenda Item 9).

Miscellaneous

No loans or similar benefits were granted during the reporting year to any member of the Management Board. The members of the Management Board also did not receive any benefits from third parties during the reporting year that were either promised or granted based on their position as members of the Management Board.

Payments Upon Termination of Management Board Service Contracts/Change of Control

In the event of the premature termination of a Management Board member’s service contract, payments, including fringe benefits, are capped at 200% of the annual gross fixed salary and the annual bonus (severance cap), and no more than the remaining term of the service contract is remunerated. If the service contract is terminated for good cause for which the Management Board member is responsible, the member will not be entitled to any payments. The severance cap should be calculated on the basis of the total compensation for the previous full financial year and, if applicable, as well as on the expected total compensation for the current financial year.

If the service contract of a member of the Management Board ends by death, his or her spouse or life partner is entitled to the fixed monthly salary for the month of death and the following twelve months. In the event of a change of control, the members of the Management Board may terminate their service contracts for cause and demand payment of the fixed salary and annual bonus still outstanding up to the end of the service contract, but at least 200% of the annual gross fixed salary and annual bonus. Furthermore, in such a case, all stock options and performance shares granted vest immediately and may be exercised after the statutory vesting periods or blackout periods have expired. The following cases are considered to be changes of control: (i) MorphoSys transfers all or substantially all of its corporate assets to a non-affiliated company, (ii) MorphoSys merges with a non-affiliated company, (iii) MorphoSys AG as a controlled company becomes a party to an agreement pursuant to Section 291 of the German Stock Corporation Act (AktG) or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30% or more of the voting rights of MorphoSys, or at least 30% of the voting rights are attributed to the shareholder or third party.

Non-compete clauses have also been agreed with the members of the Management Board for the period following their departure. In return, MorphoSys AG is required to make compensation payments for six months after termination of the service contract. The compensation payment amounts to 100% of the fixed salary for the duration of the non-compete clause.

Change In The Composition Of The Management Board

The following changes in the composition of the Management Board occurred in the 2019 reporting year: The (former) Chairman of the Management Board of the Company, Dr. Simon Moroney, resigned as member of the

Management Board and Chief Executive Officer of the Company at the end of August 31, 2019. By resolution of the Supervisory Board on June 24, 2019, Dr. Jean-Paul Kress was appointed as the new Chief Executive Officer for a term of three years, from September 1, 2019 to August 31, 2022. In November 2019, Dr. Markus Enzelberger announced his resignation as a member of the Management Board and the Chief Scientific Officer, effective February 29, 2020.

Age Limit

Members of the Management Board should not be older than 67 years at the time of their appointment. The Supervisory Board may, however, decide to make an exception to this rule in individual cases. The Management Board is currently complying with the age limit of 67 years.

Vote On The Remuneration System For The Management Board (“Say On Pay”)

The current remuneration system for the members of the Management Board is unchanged from the remuneration system approved by the Annual General Meeting on May 19, 2011, with a majority of over 91%.

On January 1, 2020, the Act for the Implementation of the Second Shareholders’ Rights Directive (ARUG II) came into force. According to the new regulations, the shareholders must resolve on a compensation system for the Management Board to be submitted by the Supervisory Board for the first time at the 2021 Annual General Meeting. MorphoSys is therefore deliberately refraining from presenting a compensation system for the Management Board at its upcoming Annual General Meeting in 2020. The Supervisory Board intends to use the year 2020 to develop a remuneration system for the Management Board.

Supervisory Board Remuneration

The remuneration of Supervisory Board members is governed by our Articles of Association and a corresponding Annual General Meeting resolution on Supervisory Board remuneration. The 2019 Annual General Meeting resolved to increase the annual basic remuneration of the Supervisory Board members. It was also resolved that participation by telephone or video in a Supervisory Board or committee meeting held by telephone or video conference should not result in a 50% reduction in the attendance fee. Participation in physical meetings in which a member of the Supervisory Board takes part by telephone or video shall continue to lead to a 50% reduction in the attendance fee. In the 2019 financial year, Supervisory Board members received fixed compensation, attendance fees and expense allowances for their participation in Supervisory Board and committee meetings. Each Supervisory Board member received annual fixed compensation (€ 98,210 for chairpersons, € 58,926 for vice chairpersons and € 39,284 for all other members) for their membership of the Supervisory Board. The chair receives € 4,000 for each Supervisory Board meeting chaired and the other members receive € 2,000 for each Supervisory Board meeting attended. For committee work, the committee chair receives € 12,000 and other committee members each receive € 6,000. Committee members also receive € 1,200 for their participation in a committee meeting. Supervisory Board members residing outside of Europe who personally take part in a Supervisory Board or committee meeting are entitled to a flat expense allowance of € 2,000 (plus any sales tax due) for additional travel time in addition to attendance fees and reimbursed expenses.

Supervisory Board members are also reimbursed for travel expenses and value-added taxes (VAT) on their compensation.

In the 2019 financial year, Supervisory Board members received a total of € 633,597 (2018: € 525,428) excluding the reimbursement of travel expenses. This amount consists of fixed compensation and attendance fees for participating in Supervisory Board and committee meetings.

No loans were granted to Supervisory Board members.

The table below details the Supervisory Board’s remuneration.

	Fixed Compensation		Attendance Fees [1]		Total Compensation
in €	2019	2018	2019	2018	2019	2018
Dr. Marc Cluzel	104,210	76,742	44,400	32,400	148,610	109,142
Dr. Frank Morich	70,926	61,004	33,600	23,200	104,526	84,204
Michael Brosnan	51,284	28,961	34,000	18,600	85,284	47,561
Sharon Curran [2]	27,791	-	11,600	-	39,391	-
Dr. George Golumbeski	51,284	28,961	31,600	25,200	82,884	54,161
Wendy Johnson	47,618	46,160	35,600	37,400	83,218	83,560
Krisja Vermeylen	57,284	49,916	32,400	24,400	89,684	74,316
Dr. Gerald Möller [3]	-	36,558	-	11,800	-	48,358
Klaus Kühn [3]	-	17,326	-	6,800	-	24,126

Total	410,397	345,628	223,200	179,800	633,597	525,428

[1]	The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.
[2]	Sharon Curran joined the Supervisory Board of MorphoSys AG on June 14, 2019.
[3]	Dr. Gerald Möller and Klaus Kühn left the Supervisory Board of MorphoSys AG on May 17, 2018.

C.	Board Practices

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

The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Group’s position, risk management and other compliance issues. Extraordinary meetings of the Supervisory Board are also called for material events. The Management Board involves the Supervisory Board in the strategy, planning and all fundamental Company issues. In addition to regular Supervisory Board meetings, a strategy meeting generally takes place between the Management Board and Supervisory Board once annually to discuss our strategic direction. The Management

Board’s bylaws specify that material business transactions require the approval of the Supervisory Board. Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2019 financial year can be found in the Report of the Supervisory Board.

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

Minutes are completed for Supervisory Board meetings and resolutions passed outside of meetings. A copy of the Supervisory Board’s minutes is made available to all Supervisory Board members. The Supervisory Board conducts an efficiency evaluation regularly in accordance with the recommendations of the German Corporate Governance Code.

Composition and Working Practices of the Management Board and Supervisory Board Committees

The Management Board has not formed any committees.

The Supervisory Board has established three permanent committees: the Audit Committee, the Remuneration and Nomination Committee and the Science and Technology Committee. The members of the three committees formed by the Supervisory Board are professionally qualified.

In addition to the three permanent committees, an ad-hoc deal committee was established in October 2019 to act as sounding board with regard to the tafasitamab partnership discussions, advise on deal terms and make the negotiation process and involvement of the Supervisory Board more efficient in that regard. The ad-hoc deal committee automatically ended with the execution of the Global Collaboration and License Agreement with Incyte in January 2020. The members of the deal committee were Dr. George Golumbeski and Wendy Johnson.

Audit Committee

The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual and consolidated financial statements, the activities of the auditor and internal control functions, such as risk management, compliance and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the election at the Annual General Meeting of an independent auditor. The members of the Audit Committee until May 22, 2019 were Michael Brosnan (Chairperson), Wendy Johnson and Krisja Vermeylen. The members of the Audit Committee since May 22, 2019 are Michael Brosnan (Chairperson), Sharon Curran and Krisja Vermeylen. Michael Brosnan currently fulfills the prerequisite of an independent financial expert.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee is responsible for preparing and reviewing the Management Board’s compensation system annually before its final approval. When necessary, the Committee searches for suitable candidates to appoint to the Management Board and Supervisory Board and submits appointment proposals to the Supervisory Board. The Committee also prepares the contracts made with Management Board members. The members of the Remuneration and Nomination Committee are Krisja Vermeylen (Chairperson), Dr. Marc Cluzel and Frank Morich.

Science and Technology Committee

The Science and Technology Committee advises the Supervisory Board on matters concerning proprietary drug and technology development and prepares the relevant Supervisory Board resolutions. The members of the Science and Technology Committee are Dr. George Golumbeski (Chairperson), Dr. Frank Morich and Wendy Johnson.

In line with Section 5.4.1. para. 5 sentence 2 of the German Corporate Governance Code, the Supervisory Board members’ biographies are published on our website under Company—Management—Supervisory Board.

Corporate Governance Practices

At MorphoSys, responsible, sustainable and value-oriented corporate governance is a high priority. Good corporate governance is an essential aspect of our corporate management and forms the framework for the Group’s management and supervision, which includes the Group’s organization, commercial principles and tools for its guidance and control.

The German Corporate Governance Code (“the Code”) provides a standard for the transparent monitoring and management of companies that strongly emphasizes shareholder interests. The German Federal Ministry of Justice originally published the Code in 2002; it was last amended on February 7, 2017 and published in the German Federal Gazette on April 24, 2017. On December 16, 2019, the Government Commission on the German Corporate Governance Code adopted a new version of the Code (“Code 2020”), which, however, only came into force after the end of the reporting period in 2020. Until then, the version of the Code dated February 7, 2017 continued to apply. In particular, the Code contains principles, recommendations and suggestions for the Management Board and the Supervisory Board that are intended to ensure that the company is managed in the enterprise’s best interests. Further, the objective of the Code is to make the dual German corporate governance system transparent and understandable. Against this background, the Code aims to promote confidence in the management and supervision of German listed companies by investors, customers, employees and the general public.

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

Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years. Our corporate governance is detailed in the Statement on Corporate Governance under Section 289f HGB and 315d HGB. The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices and a description of the Management Board and Supervisory Board’s working practices. Additional information can be found in the Corporate Governance Report of the 2019 Annual Report.

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

D.	Employees

On December 31, 2019, the MorphoSys Group had 426 employees (December 31, 2018: 329), 152 of whom hold Ph.D. degrees (December 31, 2018: 134). The MorphoSys Group employed an average of 374 employees in 2019 (2018: 327).

Of these 426 active employees, 300 were involved in research and development activities, 86 were involved in general administration and 40 were involved in selling. All of these employees are located in our offices in Planegg, Germany; in Groningen, the Netherlands; and in Boston, USA. We have no collective bargaining agreements with our employees and we have not experienced any labor strikes.

In the reporting year, we have appointed the Head of the U.S. Operations as well as other members of senior management, including critical positions such as Medical Affairs, Market Access, Sales and Marketing, Commercial Operations, Legal and Finance. Our Medical Affairs team and the Medical Science Liasion Managers, or MSLs, follow a multi-stakeholder engagement strategy and have already started to establish networks in the healthcare professionals and oncologist community. At the end of 2019, we had 36 people employed to support our commercial structure. By the time we reach tafasitamab’s market entry planned for mid-2020, we expect to have hired more than 100 additional employees to further strengthen our U.S. presence.

At the end of the reporting year, we had employees representing 40 different nationalities (2018: 34).

E.	Share Ownership

The members of the Management Board and the Supervisory Board hold more than 1% of the shares issued by the Company. All shares, performance shares, stock options and convertible bonds held by each member of the Management Board and the Supervisory Board are listed below.

Directors’ Holdings

Ordinary Shares

	01/01/2019	Additions	Sales	12/31/2019
Management Board
Dr. Jean-Paul Kress [1]	-	0	0	0
Jens Holstein	17,017	39,808	37,308	19,517
Dr. Malte Peters	12,818	0	9,505	3,313
Dr. Markus Enzelberger	1,676	1,837	1,837	1,676
Dr. Simon Moroney [2]	483,709	0	-	-

Total	515,220	41,645	48,650	24,506

Supervisory Board
Dr. Marc Cluzel	500	250	0	750
Dr. Frank Morich	1,000	0	0	1,000
Michael Brosnan	0	0	0	0
Sharon Curran [3]	-	0	0	0
Dr. George Golumbeski	0	0	0	0
Wendy Johnson	500	0	0	500
Krisja Vermeylen	350	0	0	350

Total	2,350	250	0	2,600

Stock Options

	01/01/2019	Additions	Forfeitures [4]	Exercises	12/31/2019
Management Board
Dr. Jean-Paul Kress [1]	-	57,078			57,078
Jens Holstein	14,673	6,936	0	0	21,609
Dr. Malte Peters	14,673	6,936	0	0	21,609
Dr. Markus Enzelberger	11,742	6,936	0	0	18,678
Dr. Simon Moroney [2]	22,395	10,587	0	0	-

Total	63,483	88,473	0	0	118,974

Convertible Bonds

	01/01/2019	Additions	Forfeitures [4]	Exercises	12/31/2019
Management Board
Dr. Jean-Paul Kress [1]	-	0	0	0	0
Jens Holstein	30,000	0	0	30,000	0
Dr. Malte Peters	0	0	0	0	0
Dr. Markus Enzelberger	0	0	0	0	0
Dr. Simon Moroney [2]	88,386	0	0	0	-

Total	118,386	0	0	30,000	0

Performance Shares

	01/01/2019	Additions	Forfeitures	Allocations [4]	12/31/2019
Management Board
Dr. Jean-Paul Kress [1]	-	0	0	0	0
Jens Holstein	17,936	2,065	0	7,308	12,693
Dr. Malte Peters	5,132	2,065	0	0	7,197
Dr. Markus Enzelberger	7,031	2,065	0	1,837	7,259
Dr. Simon Moroney [2]	27,050	3,152	0	0	-

Total	57,149	9,347	0	9,145	27,149

[1]	Dr. Jean-Paul Kress joined the Management Board of MorphoSys AG on September 1, 2019.
[2]	Dr. Simon Moroney left the Management Board as of August 31, 2019. Changes in the number of shares after resignation from the Management Board of MorphoSys AG are not presented in the tables.
[3]	Sharon Curran joined the Supervisory Board of MorphoSys AG on June 14, 2019.
[4]	Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year vesting period.

The members of our Supervisory Board do not hold stock options, convertible bonds or performance shares.

A detailed description of the stock option plans, convertible bonds program and long-term-incentive programs granted to members of our Management Board can be found in the Notes (sections 7.1, 7.2 and 7.3).

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information, as of February 29, 2020, regarding the beneficial ownership of our ordinary shares for:

•	members of our Supervisory Board;

•	members of our Management Board;

•	members of our supervisory and Management Boards as a group; and

•

each person who has reported to us that such person beneficially owns 3% or more of our outstanding ordinary shares pursuant to applicable German law or 5% or more of our outstanding shares pursuant to applicable U.S. law.

The percentage of shares beneficially owned is computed on the basis of 31,961,372 issued shares as of February 29, 2020. Shares beneficially owned as of February 29, 2020 include:

Shareholders with 3% or more	Numbers	%
Baillie Gifford (1)	1,999,394	6.26%
BlackRock Inc. (2)	2,522,563	7.89%
FMR LLC (3)	2,728,671	8.54%
AMI INTERNATIONAL MUTUAL FUNDS (INVESCO MUTAL FUNDS) (4)	1,967,452	6.16%

MEMBERS OF SUPERVISORY BOARD AND MANAGEMENT BOARD
Dr. Jean-Paul Kress	0	*
Jens Holstein	19,517	*
Dr. Malte Peters	3,313	*
Dr. Markus Enzelberger	1,676	*
Dr. Marc Cluzel	750	*
Dr. Frank Morich	1,000	*
Michael Brosnan	0	*
Sharron Curran	0	*
Dr. George Golumbeski	0	*
Wendy Johnson	500	*
Krisja Vermeylen	350	*
Members of Supervisory Board and Management Board (as a group)	27,106	*

*	Indicates holdings of less than 1%.
(1)

The information is based solely on a notification provided by Baillie Gifford & Co. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on October 8, 2019.

(2)

The information is based solely on a notification provided by BlackRock Inc. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on December 16, 2019.

(3)

The information is based solely on a notification provided by FMRLLC pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on June 11, 2019.

(4)

The information is based solely on a notification provided by AMI INTERNATIONAL MUTUAL FUNDS (INVESCO MUTAL FUNDS) pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on October 15, 2019.

Our ordinary shares are issued only in bearer form. Accordingly, we cannot determine the identity of our shareholders or how many shares a particular shareholder owns and the number of ordinary shares directly held by persons with U.S. addresses.

All of our shareholders have the same voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. On January 13, 2020, we and Incyte announced that both companies had entered into a collaboration and license agreement to further develop and commercialize MorphoSys’ proprietary anti-CD19 antibody tafasitamab globally. Under the terms of the agreement, Incyte will make an equity investment into MorphoSys of US$150 million in new American Depositary Shares (ADS) of MorphoSys at a premium to the share price at signing of the agreement.

B.	Related Party Transactions

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

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Our consolidated financial statements are appended at the end of this annual report on Form 20-F, starting at page F-1, and incorporated herein by reference.

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

On April 4, 2016 we filed a lawsuit against Janssen Biotech Inc., Genmab A/S and Genmab US, Inc. at the District Court of Delaware. We were seeking redress for infringement in connection with the manufacture, use and sale of Janssen’s and Genmab’s daratumumab, an antibody targeting CD38, approved for the treatment of certain patients with MM and the same target against which MOR202 is directed. On January 26, 2019, we announced that in this lawsuit against Janssen Biotech and Genmab A/S, the United States (U.S.) District Court of Delaware, based on a hearing held November 27, 2018, ruled in a Court Order on January 25, 2019, that the asserted claims of three MorphoSys patents with U.S. Patent Numbers 8,263,746, 9,200,061 and 9,758,590 are invalid. The Court thus granted a motion for Summary Judgement of invalidity filed by Janssen Biotech and Genmab, A/S against the three patents held by MorphoSys. As a result of this decision, the jury trial scheduled for February 2019 to consider Janssen’s and Genmab’s alleged infringement and the validity of the MorphoSys patents did not take place. On January 31, 2019 we announced that we had settled the dispute with Janssen Biotech and Genmab A/S. The parties agreed to drop the mutual claims related to the litigation; MorphoSys dismissed claims for alleged patent infringement against Janssen Biotech and Genmab A/S and agreed not to appeal from the court order dated January 25, 2019. Janssen and Genmab dismissed their counterclaims against MorphoSys.

Apart from this patent litigation, within the past twelve months, we have not been party to any litigation, arbitration proceedings or administrative proceedings that may have a material effect on our financial condition or profitability, and we are not aware of any such proceedings being pending or threatened.

Dividend Distribution Policy

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

B.	Significant Changes

A detailed description of the significant changes can be found in the Notes (section 8.5).

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The ADS have been listed on Nasdaq Global Market under the symbol “MOR” since April 23, 2018. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on the Frankfurt Stock Exchange under the symbol “MOR” since March, 1999. Prior to that date, there was no public trading market for ADSs or our ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADS have been listed on Nasdaq Global Market under the symbol “MOR” since April 23, 2018 and our ordinary shares have been listed on the Frankfurt Stock Exchange under the symbol “MOR” since March 1999.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-1 (File No. 333-223843), automatically effective upon filing with the SEC on March 22, 2018, under the heading “Description of Share Capital” as supplemented by the section titled “Description of Share Capital” in the final prospectus supplement on Form 424(b)(4) dated April 18, 2018 filed with the SEC on April 19, 2018 is incorporated herein by reference.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Business Overview” or elsewhere in this annual report.

D.	Exchange Controls

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

E.	Taxation

The following discussion is a summary of certain U.S. and German tax consequences of owning and disposing of the ADSs.

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

The trade tax rate depends on the local municipalities in which MorphoSys maintains its permanent establishments. Dividends received from other corporations and capital gains from the sale of shares in other corporations are treated in principle in the same manner for trade tax purposes as for corporate income tax purposes. However, dividends received from domestic and foreign corporations are effectively 95% exempt from trade tax only if MorphoSys held at least 15% of the registered share capital (Grundkapital or Stammkapital)—in the event of foreign corporations—of the nominal capital (Nennkapital) of the distributing corporation at the beginning of the relevant tax assessment period.

Expenditures for external financing are subject to the “interest barrier” (Zinsschranke) rules. When MorphoSys calculates its taxable income, the interest barrier rules generally prevent MorphoSys from deducting certain net interest expense, i.e., the excess of interest expense over interest income for a given fiscal year, exceeding 30% of its taxable EBITDA (taxable earnings adjusted for interest expense, interest income and certain depreciation/amortization and other reductions) if its net interest expense is, or exceeds, EUR 3 million (Freigrenze) and no other exceptions apply. Special rules apply in the event of external financing undertaken by shareholders or related parties. Interest expense that is not deductible in a given year may be carried forward to subsequent fiscal years of MorphoSys (interest carryforward) and will increase the interest expense in those subsequent years. EBITDA amounts that could not be utilized may, under certain conditions, be carried forward into future fiscal years. If such EBITDA carryforward is not used within five fiscal years it will be forfeited. An EBITDA carryforward that arose in an earlier year must be used before a carryforward that arose in a later year is used. By the decision dated October 14, 2015, the German Federal Fiscal Court (Bundesfinanzhof) submitted to the German Federal Constitutional Court (Bundesverfassungsgericht) the question as to whether or not the interest barrier rule is unconstitutional. The final decision on whether the interest barrier rule violates the constitution now lies with the German Federal Constitutional Court. While a decision has not been issued as of the date of the filing of this report, it may take a few years until this Court will decide. For the time being, the interest barrier remains applicable, and tax assessments may be kept open.

On December 11, 2019 the first draft of the German “Law implementing the EU Anti-Tax Avoidance-Directive” (“Draft Law”; Council Directives 2016/1164 of 12 July 2016, and 2017/952 of 29 May 2017, “ATAD I and II”) was released for public consultation. The further legislative process is currently ongoing and may still take place in 2020. Some of the measures may already be applicable from January 1, 2020. The Draft Law proposed changes that may prevent a deduction of certain business expenses (e.g., interest, royalties, etc.) under the anti-hybrid rules and internal financing expenses due to changes in the cross-border intercompany financing rules.

Tax-loss carryforwards can be used to fully offset taxable income for corporate income tax and trade tax purposes up to an amount of EUR 1 million. If the taxable profit for the year or taxable profit subject to trade taxation exceeds this threshold, only up to 60% of the amount exceeding the threshold may be offset by tax-loss carryforwards. The remaining 40% is subject to tax (minimum taxation) (Mindestbesteuerung). The rules also provide for a tax carryback to the previous year with regard to corporate income tax. Unused tax-loss carryforwards may be generally carried forward indefinitely and used in subsequent assessment periods to offset future taxable income in accordance with this rule.

However, unused losses, loss carryforwards and interest carryforwards are fully forfeited in full if within five years more than 50% of the subscribed capital, membership interests, equity interests or voting rights of MorphoSys are transferred, whether directly or indirectly, to an acquiring party or affiliated individuals/entities, or a similar change of ownership occurs (harmful acquisition) (schädlicher Beteiligungserwerb). A group of acquirers with aligned interests is also considered to be an acquiring party for these purposes. In addition, any current year losses incurred prior to the acquisition will not be deductible. If between 25% and 50% of the subscribed capital, membership interests, equity interests or voting rights of MorphoSys is transferred, a proportional amount of the unused losses and interest carryforwards is would have been forfeited based on previously applicable law. A capital increase shall be deemed as equivalent to a transfer of the subscribed capital to the extent that it causes a change of the interest ratio in the capital of the corporation. Unused losses, loss carryforwards, and interest carryforwards are not forfeited (i) in the event of certain intra-group transactions, (ii) or to the extent that they are covered at the time of the harmful acquisition by certain built-in gains (stille Reserven) which are subject to tax in Germany. Alternatively to (i) and (ii), MorphoSys may, under certain requirements, opt for the continuity of business exemption (Fortführungsgebundener Verlustvortrag) to preserve unused losses, loss carryforwards and interest carryforwards. By the decision dated March 29, 2017, the German Federal Constitutional Court decided that the proportional, i.e., between 25% and 50%, change of ownership rule is unconstitutional. The legislator was requested to change this rule with retroactive effect until December 31, 2018. Therefore, the legislator abolished the rule for the 25% to 50% transfers with retroactive effect. By the decision dated August 29, 2017, the Lower Tax Court of Hamburg (Finanzgericht Hamburg) submitted to the German Federal Constitutional Court the question as to whether or not the change of ownership rule stipulating a full forfeiture of unused losses, loss carryforwards and interest carryforwards is also unconstitutional.

German Taxation of ADS Holders

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

The German Federal Ministry of Finance issued a circular (BMF-Schreiben), dated December 18, 2018, reference number IV C 1—S 2204/12/10003, to address such fraudulent tax refund requests. The circular mandates that the issuance of a tax certificate (Steuerbescheinigung), a prerequisite to claim German withholding tax relief, requires the depository agent (Hinterlegungsstelle) to confirm that only ADRs were issued for which underlying shares were deposited with the depository agent at the issuances of the ADRs.

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

General Rules for the Taxation of Holders Not Tax Resident in Germany

Non-German resident holders of ADSs are subject to German taxation with respect to German sourced income (beschränkte Steuerpflicht). According to the ADR Tax Circular, income from the shares should be attributed to the holder of the ADSs for German tax purposes. As a consequence, income from the ADSs should be treated as German source income.

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

Pursuant to the Treaty, the German withholding tax may not exceed 15% of the gross amount of the dividends received by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders of the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

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

However, a circular issued by the German Federal Ministry of Finance, dated January 18, 2016, reference number IV C 1-S2252/08/10004 :017, provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the share capital of a German company. While circulars issued by the German Federal Ministry of Finance are only binding on the German tax authorities but not on the German courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the event that the disbursing agent did not follow the above-mentioned guidance. In this case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”.

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in Section “—Taxation of Holders Not Tax Resident in Germany”. Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax (corporate income tax including solidarity surcharge) on dividends that exceeds the applicable Treaty rate. However, such refund is only possible, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third-parties. If these requirements are not met, then for a shareholder not being a tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply, if (i) the tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends or capital gains and (ii) the shareholder does not directly own 10% or more in the shares of the company and is subject to income taxes in its state of residence, without being tax exempt.

In general, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule. Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non-German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company has no right to a full or partial refund to the extent persons holding ownership interests in MorphoSys would not be entitled to the refund if they derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other considerable reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz). Whether or not and to which extent the anti-avoidance treaty shopping rule applies, has to be analyzed on a case-by-case basis taking into account all relevant tests. In addition, the interpretation of these tests is disputed and to date there have been no published decisions from the German Federal Finance Court in this regard.

Due to the legal structure of the ADSs, only limited guidance from the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

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

ADSs as Business Assets (Betriebsvermögen)

In case the ADSs are held as business assets, the taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends are subject to the aggregate withholding tax rate of 26.375%. The withholding tax is credited against the respective holder’s income tax liability, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days occurring within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk for more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third-parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant tax assessment period. Such requirements also apply to ADSs, which lead to domestic income in Germany and which are held by a non-German depositary bank. A shareholder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs in the Company for at least one uninterrupted year upon receipt of the dividends.

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

U.S. Taxation

The following discussion is a summary of U.S. federal income tax considerations to U.S. holders (as defined below) of owning and disposing of the ADSs.

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

This discussion does not provide a complete analysis of all potential U.S. tax considerations that may be relevant to a decision to purchase ADSs by any particular investor. In particular, this discussion does not address tax considerations applicable to a U.S. holder (as defined in “—U.S. Taxation” below) that may be subject to special tax rules, including, without limitation, dealers or traders in securities, notional principal contracts or currencies, financial institutions, insurance companies, U.S. expatriates and inverted companies, certain stapled companies, tax-exempt organizations, tax-deferred or other retirement accounts, regulated investment companies, real estate investment trusts, a person that holds ADSs as part of a hedge, straddle, conversion or other integrated transaction for tax purposes, a person that purchases or sells ADSs as part of a wash sale for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person who does not hold the ADSs as capital assets for tax purposes, a person subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs being taken into account in an applicable financial statement; or a person that owns or is deemed to own 10% or more of the company’s shares by vote or value. In addition, the summary does not address the 3.8% Medicare tax imposed on certain net investment income, the alternative minimum tax or any aspect of U.S. federal estate and gift tax laws or any foreign, state or local laws that may be applicable to a holder.

For purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that for U.S. federal income tax purposes is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has otherwise elected to be treated as a U.S. person under the applicable regulations.

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

In general, a holder of ADSs should be treated as the owner of our ordinary shares for U.S. federal income tax purposes. Holders should consult their own tax advisors concerning the tax consequences of converting ADSs to ordinary shares.

Each prospective holder of ADSs should consult its own tax advisors regarding the U.S. federal, state and local or other tax consequences of acquiring, owning and disposing of the company’s ADSs in light of their particular circumstances. U.S. holders should also review the discussion under “—German Taxation” for the German tax consequences to a U.S. holder of the ownership of the ADSs.

Distributions

Subject to the discussion below under “—PFIC Rules,” the gross amount of any distribution that is actually or constructively received by a U.S. holder with respect to its ADSs without reduction for any German taxes withheld will be a dividend to the extent the amount of such distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of such distribution exceeds our current or accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital to the extent of such U.S. holder’s adjusted tax basis in its ADSs, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as capital gain from the sale of the ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be reported as dividend income for U.S. federal income tax purposes. If you are a non-corporate U.S. holder, dividends paid to you that constitute “qualified dividend income” (discussed below) should be taxable to you at a preferential rate (rather than the higher rates of tax generally applicable to items of ordinary income).

Dividends paid to a non-corporate U.S. holder generally will constitute qualified dividend income if (i) we are a “qualified foreign corporation” (discussed below), (ii) you are not under any obligation to make related payments with respect to positions in substantially similar or related property, and (iii) you hold our ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and your risk of loss with respect to the ADSs is not otherwise diminished. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (ii) with respect to any dividend it pays on ADSs that are readily tradable on an established securities market in the United States. We are incorporated under the laws of Germany, and we believe that we qualify as a resident of Germany for purposes of, and are eligible for the benefits of, the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. In addition, our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States. Accordingly, subject to the discussion below with respect to the PFIC rules, any dividends paid on our ADS to non-corporate U.S. holders will generally be expected to be “qualified dividend income.” If we are a PFIC (as discussed below under—PFIC Rules”) during the year of a distribution or the year preceding a distribution, such distributions paid by us with respect to our ADSs will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

Dividends paid on our ADSs will not be eligible for the dividends-received deduction generally available to corporate U.S. holders.

Subject to applicable limitations, non-refundable German taxes withheld from dividends on the ADSs can be generally claimed as a credit against the U.S. holder’s U.S. federal income tax liability. For purposes of the U.S. foreign tax credit rules, dividends with respect to our ADSs should constitute income from sources outside of the United States and should generally be passive income for purposes of computing the foreign tax credit allowable to the U.S. holder. The amount of the qualified dividend income, if any, paid to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder’s U.S. foreign tax credit limitation must be reduced by the rate differential portion of the dividend. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any German income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules applicable to foreign tax credits are complex. Prospective investors should consult their tax advisors regarding the implications of the foreign tax credit provisions for them, in light of their particular situation.

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

Sales or Other Taxable Dispositions

A U.S. holder will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or other disposition and the U.S. holder’s tax basis in such ADSs. Subject to the discussion below under “—PFIC Rules,” such gain or loss generally will be capital gain or loss. Capital gains of individuals and certain other non-corporate U.S. holders recognized on the sale or other disposition of ADSs held for more than one year are generally eligible for a reduced rate of taxation. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

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

We do not believe we were a PFIC for the 2019 taxable year, and we do not expect to be treated as a PFIC in any future taxable year for the foreseeable future. However, because PFIC status is based on our income, assets and activities for the entire taxable year, (including goodwill, which is based on the market value of our shares and ADSs and is subject to change) which we expect may vary substantially over time, it is not possible to determine whether we will be characterized as a PFIC for any taxable year until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in future years will depend on our income, assets and activities in each of those years. There can be no assurance that we will not be considered a PFIC for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. holder holds ADSs, unless the U.S. holder makes a “mark-to-market” election (as described below), the U.S. holder will generally be subject to special tax rules that have a generally penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for its ADSs), and (ii) any gain realized on the sale or other disposition of its ADSs.

If we are a PFIC for any taxable year during which a U.S. holder holds ADSs and any of our subsidiaries is also a PFIC, such U.S. holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we were to be classified as a PFIC, a U.S. holder may make a mark-to-market election with respect to its ADSs provided the ADSs are treated as regularly traded on a qualified exchange or other market as defined in applicable Treasury Regulations. Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, however, a U.S. holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. holders should consult their tax advisors regarding the potential availability and consequences of a mark-to-market election in case we are classified as a PFIC in any taxable year.

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

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with respect to such assets on their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as any of the following, if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

The SEC maintains a website that contains reports and other information regarding registrants that are required to file electronically with the SEC. The address of this website is http://www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

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

As of December 31, 2019, there was one unsettled forward rate agreement with a term of one month (December 31, 2018: nine unsettled forward rate agreements; December 31, 2017: twelve unsettled forward rate agreements). The unrealized gross gain from this agreement amounted to € 0.3 million as of December 31, 2019, and was recorded in the finance result (December 31, 2018: € 0.1 million unrealized gross gain; December 31, 2017: € 0.3 million unrealized gross loss).

Different foreign exchange rates and their impact on assets and liabilities were simulated in a sensitivity analysis to determine the effects on profit or loss. A 10% increase in the euro versus the US dollar as of December 31, 2019, would have increased the consolidated net loss by € 6.7 million. A 10% decline in the euro versus the US dollar would have reduced the consolidated net loss by € 7.9 million.

A 10% increase in the euro versus the US dollar as of December 31, 2018, would have increased the consolidated net loss by € 1.4 million. A 10% decline in the euro versus the US dollar would have reduced the consolidated net loss by € 1.7 million.

A 10% increase in the euro versus the US dollar as of December 31, 2017, would have increased the consolidated net loss by € 0.2 million. A 10% decline in the euro versus the US dollar would have reduced the consolidated net loss by € 0.2 million.

Interest Rate Risk

The Group’s risk exposure to changes in interest rates mainly relates to fixed-term deposits and corporate bonds. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these securities. The Group’s investment focus places the safety of an investment ahead of its return. Interest rate risks are limited because all securities can be liquidated within a maximum of two years and due to the partially fixed interest rates during the term.

Different interest rates and their effects on existing investments with variable interest rates were simulated in a detailed sensitivity analysis in order to determine the effects on profit or loss. An increase of the variable interest rate by 0.5% would have reduced the consolidated net loss by € 0.3 million as of December 31, 2019 (December 31, 2018: € 0.4 million; December 31, 2017: € 0.6 million). A decrease of the variable interest rate by 0.5% would have increased the consolidated net loss by € 0.3 million as of December 31, 2019 (December 31, 2018: € 0.1 million; December 31, 2017: € 0.4 million). Changes in the interest rate had no material impact on equity as of December 31, 2019 or December 31, 2018.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Shares

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents one-quarter (1/4) of a deposited share with The Bank of New York Mellon SA/N.V., as custodian for the depositary in Frankfurt. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this annual report.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

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

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed by or under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards.

As of December 31, 2019, our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2019 is effective.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurances that our transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitation, internal control over financial reporting, no matter how well designed, cannot provide absolute assurance of achieving financial reporting objectives and may not prevent or detect misstatements. Therefore, even if the internal control over financial reporting is determined to be effective it can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during fiscal year 2019, which have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Michael Brosnan is an audit committee financial expert as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Michael Brosnan is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B.	Code of Ethics

We have adopted a written code of business conduct and ethics, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our Management Board members and employees. The full text of the code of conduct is available on our website at www.morphosys.com.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent registered public accounting firm for the years ending December 31, 2019 and 2018. The following table sets out the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers and their member firms and / or affiliates in 2019 and 2018:

Year ended December 31 (in thousands)	2018	2019	Total
Audit fees	469	873	1,342
Fees for other assurance services	516	319	835
Tax service fees	-	-	-
Other fees for other services	289	-	289

Audit fees relate to the audit of the financial statements as set out in this Annual Report, certain procedures on our quarterly results, audit of our internal control over financial reporting and services related to our statutory and regulatory filings of our subsidiaries.

Fees for other assurance services in 2019 relate to services in connection with a comfort letter.

Fees for other assurance services in 2018 relate to the issuance of a comfort letter in connection with the IPO on the Nasdaq. Other fees for other services in 2018 relate to the support of the IPO on the Nasdaq in April 2018.

The Audit Committee has approved the audit fees and all of the fees for other assurance services and other fees for other services for the years 2018 and 2019. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-90 of this Annual Report on Form 20-F.

Item 19.	Exhibits

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Stockholders of MorphoSys AG

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of MorphoSys AG and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment of the Intangible Asset MOR 107 not yet available for use

As described in Notes 2.4.3 and 5.8.3 to the consolidated financial statements, the carrying value of the Company’s intangible asset not yet available for use related to the compound MOR 107 reported under the “In-Process R&D Programs” balance sheet item was € 11.7 million as of December 31, 2019, as a result of an impairment loss of € 1.3 million recorded during the financial year ended December 31, 2019. The asset which originated from the acquisition of the Lanthio Group is not yet available for use and is therefore not yet amortized. For intangible assets that are not yet available for use, the recoverable amount is estimated at the same time each year, or on an interim basis, if required. Impairment is recognized if the carrying amount of the cash-generating unit (CGU) exceeds its estimated recoverable amount. The recoverable amount of a CGU is the greater of its value-in-use or its fair value less costs of disposal. In assessing value-in-use, the estimated future pre-tax cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. The result of this valuation depends to a large extent on the assessment of future cash inflows by management as well as the discount rate used and is therefore subject to considerable uncertainty.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the intangible asset not yet available for use related to the compound MOR 107 is a critical audit matter are there was significant judgment by management when developing its estimate of the recoverable amount for the asset. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s significant assumptions, including future cash flows, the probability of successful product development, the discount rate, and the expected growth rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s impairment assessment process of the intangible asset not yet available for use, including controls over the review of the significant assumptions used to estimate the recoverable amount of this CGU. Our procedures also included, among others, testing management’s process for determining the recoverable amount of the intangible asset not yet available for use, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the reasonableness of significant assumptions used by management, including the forecasted cash flows, the probability of successful product development, the discount rate, and the expected growth rate. Evaluating the reasonableness of management’s assumptions involved evaluating key market-related assumptions (including the growth rate, the discount rate and the probabilities of successful product development) used in the model to ensure consistency with external data. The discount rate was evaluated by using professionals with specialized skill and knowledge.

Munich, Germany

March 11, 2020

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Stefano Mulas	/s/ Holger Lutz
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company’s auditor since 2011.

MorphoSys Group:

Consolidated Financial Statements

Consolidated Statement of Profit or Loss (IFRS)

in €	Note	2019	2018	2017
Revenues	2.7.1, 4.1	71,755,303	76,442,505	66,790,840
Operating Expenses
Cost of Sales	2.7.2, 4.2.1	(12,085,198)	(1,796,629)	0
Research and Development	2.7.2, 4.2.2	(108,431,600)	(106,397,017)	(113,313,679)
Selling	2.7.2, 4.2.3	(22,671,481)	(6,382,510)	(4,816,038)
General and Administrative	2.7.2, 4.2.4	(36,664,666)	(21,927,731)	(15,717,578)

Total Operating Expenses		(179,852,945)	(136,503,887)	(133,847,295)

Other Income	2.7.3, 4.3	804,739	1,644,632	1,119,598
Other Expenses	2.7.4, 4.3	(626,678)	(689,343)	(1,670,792)
Earnings before Interest and Taxes (EBIT)		(107,919,581)	(59,106,093)	(67,607,649)
Finance Income	2.7.5, 4.3	2,799,473	417,886	712,397
Finance Expenses	2.7.5, 4.3	(2,272,369)	(753,588)	(1,894,852)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	2.3.1	872,000	(1,035,000)	0
Income Tax Benefit / (Expenses)	2.7.4, 4.4	3,506,419	4,304,674	(1,036,365)
Consolidated Net Loss		(103,014,058)	(56,172,121)	(69,826,469)
Earnings per Share, basic and diluted	2.7.7, 4.5	(3.26)	(1.79)	(2.41)
Shares Used in Computing Earnings per Share, basic and diluted	2.7.7, 4.5	31,611,155	31,338,948	28,947,566

The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income (IFRS)

in €	2019	2018	2017
Consolidated Net Loss	(103,014,058)	(56,172,121)	(69,826,469)
Items that will not be reclassified to Profit or Loss
Change in Fair Value of Shares through Other Comprehensive Income	(1,160,160)	(127,458)	0
Items that may be reclassified to Profit or Loss
Foreign Currency Translation Differences from Consolidation	75,332	(83,432)	0
Change in Unrealized Gains and Losses on Available-for-sale Financial Assets and Bonds (Thereof € 0 for 2019, € 0 for 2018 and € 86,685 for 2017, respectively, Reclassifications of realized Gains and Losses to Profit or Loss)	0	0	54,170
Change of Tax Effects presented in Other Comprehensive Income on Available-for-sale Financial Assets and Bonds	0	0	63,659
Change in Unrealized Gains and Losses on Available-for-sale Financial Assets and Bonds, Net of Tax Effects	0	0	117,829
Change in Unrealized Gains and Losses on Cash Flow Hedges (Thereof € 0 for 2019, € 0 for 2018 and € 256,085 for 2017, respectively, Reclassifications of realized Losses to Profit or Loss)	0	0	(490,164)
Change of Tax Effects presented in Other Comprehensive Income on Cash Flow Hedges	0	0	130,751
Change in Unrealized Gains and Losses on Cash Flow Hedges, Net of Tax Effects	0	0	(359,413)
Other Comprehensive Income	(1,084,828)	(210,890)	(241,584)

Total Comprehensive Income	(104,098,886)	(56,383,011)	(70,068,053)

The Notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet (IFRS)

in €	Note	12/31/2019	12/31/2018
ASSETS
Current Assets
Cash and Cash Equivalents	2.8.1, 5.1	44,314,050	45,459,836
Financial Assets at Fair Value through Profit or Loss	2.1.2, 5.2	20,454,949	44,581,264
Other Financial Assets at Amortized Cost	2.1.2, 5.2	207,735,195	268,922,724
Accounts Receivable	2.8.2, 5.3	15,081,702	17,732,933
Income Tax Receivables	2.8.2, 5.5	145,817	161,048
Other Receivables	2.8.2, 5.4	1,613,254	147,449
Inventories, Net	2.8.3, 5.5	288,212	245,161
Prepaid Expenses and Other Current Assets	2.8.4, 5.5	14,059,627	11,654,880

Total Current Assets		303,692,806	388,905,295

Non-current Assets
Property, Plant and Equipment, Net	2.8.5, 5.6	4,652,838	3,530,709
Right-of-Use Assets, Net	2.1.2, 2.8.6, 5.7	43,160,253	0
Patents, Net	2.8.7, 5.8.1	2,981,282	3,938,739
Licenses, Net	2.8.7, 5.8.2	2,350,002	2,526,829
In-process R&D Programs	2.8.7, 5.8.3	35,683,709	37,019,370
Software, Net	2.8.7, 5.8.4	107,137	203,807
Goodwill	2.8.7, 5.8.5	3,676,233	3,676,233
Other Financial Assets at Amortized Cost, Net of Current Portion	2.1.2, 5.2	84,922,176	95,749,059
Shares at Fair Value through Other Comprehensive Income	2.8.8, 5.9	14,076,836	232,000
Prepaid Expenses and Other Assets, Net of Current Portion	2.8.9, 5.10	1,136,030	2,981,716

Total Non-current Assets		192,746,496	149,858,462

Total Assets		496,439,302	538,763,757

The Notes are an integral part of these consolidated financial statements.

in €	Note	12/31/2019	12/31/2018
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	2.9.1, 6.1	57,041,902	44,760,615
Current Portion of Lease Liabilities	2.1.2, 2.8.6, 5.7	2,515,097	0
Tax Provisions	2.9.2, 6.2	94,732	208,034
Other Provisions	2.9.1, 6.2	323,000	160,411
Current Portion of Contract Liability	2.9.3, 6.3	1,570,801	794,230
Convertible Bonds due to Related Parties	2.9.5	12,324	0

Total Current Liabilities		61,557,856	45,923,290

Non-current Liabilities
Lease Liabilities, Net of Current Portion	2.1.2, 2.8.6, 5.7	40,041,581	0
Other Provisions, Net of Current Portion	2.9.1, 6.2	23,166	23,166
Contract Liability, Net of Current Portion	2.9.4, 6.3	114,927	158,024
Convertible Bonds due to Related Parties	2.9.5	0	71,517
Deferred Tax Liability	2.9.6, 4.4	0	3,507,233
Other Liabilities, Net of Current Portion	2.9.7, 6.4	0	707,893
Total Non-current Liabilities		40,179,674	4,467,833

Total Liabilities		101,737,530	50,391,123

Stockholders’ Equity
Common Stock	2.9.8, 6.5.1	31,957,958	31,839,572
Ordinary Shares Issued (31,927,958 and 31,839,572 for 2019 and 2018, respectively)
Ordinary Shares Outstanding (31,732,158 and 31,558,536 for 2019 and 2018, respectively)
Treasury Stock (225,800 and 281,036 shares for 2019 and 2018, respectively), at Cost	2.9.8, 6.5.4	(8,357,250)	(10,398,773)
Additional Paid-in Capital	2.9.8, 6.5.5	628,176,568	619,908,453
Other Comprehensive Income Reserve	2.9.8, 6.5.7	(1,295,718)	(210,890)
Accumulated Deficit	2.9.8, 6.5.8	(255,779,786)	(152,765,728)

Total Stockholders’ Equity		394,701,772	488,372,634

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		496,439,302	538,763,757

The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Stockholders’ Equity (IFRS)

		Common Stock
	Note	Shares	€
Balance as of January 1, 2017		29,159,770	29,159,770

Compensation Related to the Grant of Stock Options, Convertible Bonds and Performance Shares		0	0
Exercise of Convertible Bonds Issued to Related Parties		261,015	261,015
Transfer of Treasury Stock for Long-Term Incentive Program		0	0
Transfer of Treasury Stock to Members of the Management Board		0	0
Reserves:
Change in Unrealized Gains and Losses on Available-for-sale Financial Assets and Bonds, Net of Tax Effects		0	0
Change in Unrealized Gains on Cash Flow Hedges, Net of Tax Effects		0	0
Consolidated Net Loss		0	0

Total Comprehensive Income		0	0

Balance as of December 31, 2017		29,420,785	29,420,785

Application of IFRS 9		0	0
Application of IFRS 15		0	0
Balance as of January 1, 2018		29,420,785	29,420,785
Capital Increase, Net of Issuance Cost of € 15,038,362		2,386,250	2,386,250
Compensation Related to the Grant of Stock Options and Performance Shares	7.1, 7.3	0	0
Exercise of Convertible Bonds Issued to Related Parties	7.2	32,537	32,537
Transfer of Treasury Stock for Long-Term Incentive Program	7.3.1	0	0
Transfer of Treasury Stock to Related Parties		0	0
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income	5.9, 6.5.7	0	0
Foreign Currency Losses from Consolidation	6.5.7	0	0
Consolidated Net Loss	6.5.8	0	0

Total Comprehensive Income		0	0

Balance as of December 31, 2018		31,839,572	31,839,572

Balance as of January 1, 2019		31,839,572	31,839,572

Compensation Related to the Grant of Stock Options and Performance Shares	7.1, 7.3	0	0
Exercise of Convertible Bonds Issued	7.2, 7.5	118,386	118,386
Transfer of Treasury Stock for Long-Term Incentive Program	6.5.4, 7.3.2, 7.5	0	0
Transfer of Treasury Stock to Related Parties	6.5.4, 7.3.8	0	0
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income	5.9, 6.5.7	0	0
Foreign Currency Gains from Consolidation	6.5.7	0	0
Consolidated Net Loss	6.5.8	0	0

Total Comprehensive Income		0	0

Balance as of December 31, 2019		31,957,958	31,957,958

The Notes are an integral part of these consolidated financial statements.

Treasury Stock		Additional Paid-in Capital	Revaluation Reserve	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders’ Equity
Shares	€	€	€	€	€	€
396,010	(14,648,212)	428,361,175	136,101	0	(27,548,669)	415,460,165

0	0	4,974,599	0	0	0	4,974,599
0	0	8,043,313	0	0	0	8,304,328
(61,871)	2,286,752	(2,286,752)	0	0	0	0
(14,461)	534,479	(534,479)	0	0	0	0

0	0	0	117,829	0	0	117,829
0	0	0	(359,413)	0	0	(359,413)
0	0	0	0	0	(69,826,469)	(69,826,469)

0	0	0	(241,584)	0	(69,826,469)	(70,068,053)

319,678	(11,826,981)	438,557,856	(105,483)	0	(97,375,138)	358,671,039

0	0	0	105,483	0	(353,483)	(248,000)
0	0	0	0	0	1,135,014	1,135,014
319,678	(11,826,981)	438,557,856	0	0	(96,593,607)	359,558,053
0	0	176,189,256	0	0	0	178,575,506
0	0	5,584,969	0	0	0	5,584,969
0	0	1,004,580	0	0	0	1,037,117
(17,219)	636,414	(636,414)	0	0	0	0
(21,423)	791,794	(791,794)	0	0	0	0

0	0	0	0	(127,458)	0	(127,458)
0	0	0	0	(83,432)	0	(83,432)
0	0	0	0	0	(56,172,121)	(56,172,121)

0	0	0	0	(210,890)	(56,172,121)	(56,383,011)

281,036	(10,398,773)	619,908,453	0	(210,890)	(152,765,728)	488,372,634

281,036	(10,398,773)	619,908,453	0	(210,890)	(152,765,728)	488,372,634

0	0	6,654,470	0	0	0	6,654,470
0	0	3,655,168	0	0	0	3,773,554
(52,328)	1,934,043	(1,934,043)	0	0	0	0
(2,908)	107,480	(107,480)	0	0	0	0

0	0	0	0	(1,160,160)	0	(1,160,160)
0	0	0	0	75,332	0	75,332
0	0	0	0	0	(103,014,058)	(103,014,058)

0	0	0	0	(1,084,828)	(103,014,058)	(104,098,886)

225,800	(8,357,250)	628,176,568	0	(1,295,718)	(255,779,786)	394,701,772

Consolidated Statement of Cash Flows (IFRS)

in €	Note	2019	2018	2017
Operating Activities:
Consolidated Net Loss		(103,014,058)	(56,172,121)	(69,826,469)
Adjustments to Reconcile Net Loss to Net Cash Provided by / (Used in) Operating Activities:
Impairment of Assets	5.6, 5.8	2,317,489	24,033,479	9,863,582
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	5.6, 5.7, 5.8	6,245,162	3,750,259	4,028,948
Net (Gain) / Loss of Financial Assets at Fair Value through Profit or Loss (2017: Available-for-sales Financial Assets)	5.2	(752,257)	79,330	84,841
Net (Gain) / Loss of Financial Assets at Amortized Cost	5.2	705,952	0	0
(Income) from Reversals of Impairment Losses / Impairment Losses on Financial Assets	2.3.1	(872,000)	1,035,000	0
Proceeds from Derivative Financial Instruments	5.4	931,595	(488,201)	(589,134)
Net (Gain) / Loss on Derivative Financial Instruments	5.4	(1,261,618)	121,717	919,042
Net (Gain) / Loss on Sale of Property, Plant and Equipment		(21,408)	(24,093)	11,314
Non-cash Income from Recognition of previously unrecognized Intangible Assets	5.9	0	(350,000)	0
Recognition of Contract Liability (2017: Recognition of Deferred Revenue)	6.3	(5,335,977)	(1,993,763)	(19,595,746)
Share-based Payment	4.2.5, 7	6,654,470	5,584,969	4,974,599
Income Tax (Benefit) / Expenses	4.4	(3,506,419)	(4,304,674)	1,036,365
Changes in Operating Assets and Liabilities:
Accounts Receivable	5.3	2,667,232	(6,610,625)	1,362,347
Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables	5.4, 5.5	(4,422,409)	545,816	1,807,670
Accounts Payable and Accruals, Lease Liabilities, Tax Provisions and Other Provisions	6.1, 6.2	13,202,429	1,890,046	7,819,386
Other Liabilities	6.4	316,288	(2,718,825)	3,133,558
Contract Liability (2017: Deferred Revenue)	6.3	6,069,450	2,386,009	18,385,824
Income Taxes Paid		(62,560)	(33,837)	(1,861,982)
Net Cash Provided by / (Used in) Operating Activities		(80,138,639)	(33,269,514)	(38,445,855)

The Notes are an integral part of these consolidated financial statements.

in €	Note	2019	2018	2017
Investing Activities:
Purchase of Financial Assets at Fair Value through Profit or Loss (2017: Available-for-sale Financial Assets)		(28,305,339)	(84,511,324)	(56,406,580)
Proceeds from Sales of Financial Assets at Fair Value through Profit or Loss (2017: Available-for-sale Financial Assets)		53,159,814	126,388,925	33,231,500
Proceeds from Sales of Bonds, Available-for-sale		0	0	6,500,000
Purchase of Other Financial Assets at Amortized Cost (2017: Financial Assets Classified as Loans and Receivables)		(246,461,961)	(366,810,000)	(108,000,000)
Proceeds from Sales of Other Financial Assets at Amortized Cost (2017: Financial Assets Classified as Loans and Receivables)		318,720,000	149,980,211	170,498,593
Purchase of Property, Plant and Equipment	5.6	(3,103,330)	(1,820,749)	(1,317,058)
Proceeds from Sales of Property, Plant and Equipment		20,469	28,444	84
Purchase of Intangible Assets	5.8	(562,314)	(644,575)	(11,831,789)
Purchase of Shares at Fair Value through Other Comprehensive Income	5.9	(15,004,996)	(9,458)	0
Interest Received		90,156	136,124	257,752
Net Cash Provided by / (Used in) Investing Activities		78,552,499	(177,262,402)	32,932,502

Financing Activities:
Proceeds of Share Issuance		0	193,613,868	0
Cost of Share Issuance		0	(15,038,362)	(15,525)
Proceeds in Connection with Convertible Bonds Granted to Related Parties	7.2	3,714,361	1,020,849	8,189,345
Principal Elements of Lease Payments	5.7	(2,349,801)	0	0
Interest Paid	5.7	(1,011,321)	(134,269)	0
Net Cash Provided by / (Used in) Financing Activities		353,239	179,462,086	8,173,820
Effect of Exchange Rate Differences on Cash		87,115	(59,463)	0
Increase / (Decrease) in Cash and Cash Equivalents		(1,145,786)	(31,129,293)	2,660,467
Cash and Cash Equivalents at the Beginning of the Period		45,459,836	76,589,129	73,928,661
Cash and Cash Equivalents at the End of the Period		44,314,050	45,459,836	76,589,129

The Notes are an integral part of these consolidated financial statements.

Notes

1 General Information

BUSINESS ACTIVITIES AND THE COMPANY

MorphoSys AG (“the Company” or “MorphoSys”) develops and applies technologies for generating therapeutic antibodies. The Company has a proprietary portfolio of compounds and a pipeline of compounds developed with partners from the pharmaceutical and biotechnology industry. MorphoSys was founded as a German limited liability company in July 1992. In June 1998, MorphoSys became a German stock corporation. In March 1999, the Company completed its initial public offering on Germany’s “Neuer Markt”: the segment of the Deutsche Börse at that time designated for high-growth companies. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). MorphoSys AG’s registered office is located in Planegg (district of Munich), and the registered business address is Semmelweisstrasse 7, 82152 Planegg, Germany. The Company is registered in the Commercial Register B of the District Court of Munich under the number HRB 121023.

2 Summary of Significant Accounting Policies

2.1	BASIS OF AND CHANGES IN ACCOUNTING STANDARDS

2.1.1	BASIS OF APPLICATION

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). We have applied all standards and interpretations that were in force as of December 31, 2019 and adopted by the European Union (EU). As of December 31, 2019, there were no standards or interpretations that affected our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 that were in effect but not yet endorsed into European law. As a result, our consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. These consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch – HGB). In accordance with the regulations of the United States Securities and Exchange Commission, the statement of profit or loss is presented for a comparative period of three years. This extends beyond the comparative period of two years in accordance with the requirements of IFRS as adopted by the EU.

The consolidated financial statements as of December 31, 2019 and 2018, as well as each of the years in the three-year period ended December 31, 2019, pertain to MorphoSys AG and its subsidiaries (collectively, the “MorphoSys Group” or the “Group”).

In preparing the consolidated financial statements in accordance with IFRS, the Management Board is required to make certain estimates and assumptions, which have an effect on the amounts recognized in the consolidated financial statements and the accompanying Notes. The actual results may differ from these estimates. The estimates and underlying assumptions are subject to continuous review. Any changes in estimates are recognized in the period in which the changes are made and in all relevant future periods.

The annual financial statements of the foreign Group companies are prepared in their respective functional currencies and converted into euros prior to their consolidation. The consolidated financial statements were prepared in euros.

The annual financial statements are based on historical cost, with the exception of the following assets and liabilities, which are recorded at their respective fair values: derivative financial instruments and financial assets at fair value. All figures in this report have been rounded to the nearest euro, thousand euros or million euros.

Unless stated otherwise, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

2.1.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The accounting principles applied generally correspond to the policies used in the prior year.

NEW OR REVISED STANDARDS AND INTERPRETATIONS ADOPTED FOR THE FIRST TIME IN THE FINANCIAL YEAR

Standard / Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Impact on MorphoSys
IFRS 9 (A)	Prepayment Features with Negative Compensation	01/01/2019	yes	none
IFRS 16	Leases	01/01/2019	yes	yes
IAS 19 (A)	Plan Amendment, Curtailment or Settlement	01/01/2019	yes	none
IAS 28 (A)	Long-term Interests in Associates and Joint Ventures	01/01/2019	yes	none
IFRIC 23	Uncertainty over Income Tax Treatments	01/01/2019	yes	yes

	Annual Improvements to IFRS Standards 2015 – 2017 Cycle	01/01/2019	yes	none

(A) Amendments

IFRS 16 – LEASES

The Group has adopted the new standard on leases, IFRS 16, since January 1, 2019. In the 2018 financial year, leases were accounted for in accordance with IAS 17 and the associated interpretations (IFRIC 4, SIC 15, and SIC 27). Leases recognized as operating leases under IAS 17 until December 31, 2018 were recognized as lease liabilities in the Group upon the first-time adoption of IFRS 16. In accordance with IAS 17, payments made under operating leases less incentives were recognized in the statement of profit or loss on a straight-line basis over the term of the lease.

IFRS 16 was applied for the first time as of January 1, 2019, using the modified retrospective method. The Group has not retrospectively adjusted comparative amounts for the 2018 financial year and, in accordance with IFRS 16.C8 (b) (ii), recognized the right-of-use assets in the amount of the lease liabilities on January 1, 2019. Exemptions in accordance with IFRS 16.C9 (a) for low-value leases and IFRS 16.C10 for leases previously classified as operating leases in accordance with IAS 17 have been applied. Leases entered into prior to the transition date were not reassessed to determine whether an agreement contains or is a lease at the time of initial adoption but instead retains the assessment previously made under IAS 17.

The Group assesses whether an agreement constitutes or contains a lease at the time of the agreement’s inception. The following categories of leases have been identified where the transition to IFRS 16 as of January 1, 2019 resulted in the recognition of leases previously recognized as operating leases as leases under the new standard: buildings, vehicles and technical equipment. For agreements concluded after January 1, 2019, the assessment of whether an agreement contains or is a lease is made in accordance with IFRS 16. This is the case if the agreement entitles the holder to control the use of an identified asset for a specified period of time in return for the payment of a fee.

The lease liability was measured at its present value as of January 1, 2019. To determine the present value, the remaining lease payments were discounted to January 1, 2019 using the lessee’s incremental borrowing rate. The weighted-average interest rate was 2.17% and was based primarily on hypothetical bank loans granted for an asset with a value and term comparable to the right-of-use assets.

Based on the operating lease obligations as of December 31, 2018, the following reconciliation to the opening balance sheet value of the lease obligations resulted as of January 1, 2019.

in 000’ €	Lease Liabilities
Operating Lease Commitments disclosed as of December 31, 2018	22,530
Commitments for Not Identifiable Assets	(90)
Leases of Low Value Assets, Expensed on a Straight-Line Basis	(56)
Other	28
Lease Liabilities, undiscounted, as of January 1, 2019	22,412
Adjustments as a Result of Different Assessment of Extension Options	26,855

Gross Lease Liabilities as of January 1, 2019	49,267

Discounting	(8,484)

Lease Liabilities as of January 1, 2019	40,783

thereof short-term	2,026
thereof long-term	38,757

For one building, extension options (twice five years after a minimum lease period of ten years) were included in the determination of the lease liability as of January 1, 2019, as it is sufficiently certain that these options will be exercised. This assessment is based on the fact that extensive conversion work has been carried out on this building to meet the Group’s requirements. Consequently, there is only a limited number of alternatives to the existing building.

As a result of the first-time adoption of IFRS 16 as of January 1, 2019, right-of-use assets and lease liabilities of € 40.8 million were recognized in the balance sheet. In addition, current prepaid expenses of € 0.4 million and non-current prepaid expenses of € 2.1 million resulting from rent paid in advance were reclassified to the capitalized right-of-use assets as of January 1, 2019. Other current liabilities of € 0.1 million and other non-current liabilities of € 0.7 million from deferred rent-free periods were offset against the right-of-use assets as of January 1, 2019. These reclassifications as of January 1, 2019 resulted in right-of-use assets (€ 42.5 million) and lease liabilities (€ 40.8 million) in differing amounts and, consequently, deferred tax liabilities of € 0.2 million.

IFRS 16 has a significant effect on the components of the consolidated financial statements and the presentation of the net assets, financial position and results of operations. With the increase in total assets, the equity ratio has declined. The first-time adoption of IFRS 16 had no effect on the amount of equity as of January 1, 2019 and no material impact on the Group EBIT.

IFRIC 23 – UNCERTAINTY OVER INCOME TAX TREATMENT

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Group applies significant judgement in identifying uncertainties over income tax treatments. Since the Group operates in a complex multination environment, it assessed whether the interpretation had an impact on the consolidated financial statements.

Upon adoption of the interpretation, the Group considered whether it has any uncertain tax positions, particularly those relating to transfer pricing.

NEW OR REVISED STANDARDS AND INTERPRETATIONS NOT YET MANDATORILY APPLICABLE

The following new or revised standards and interpretations that were not yet mandatory in the reporting period or have not yet been adopted by the European Union, have not been applied prematurely. The effects on the consolidated financial statements of standards marked with “yes” are considered probable and are currently being examined by the Group. Only significant effects are described in more detail. The effects on the consolidated financial statements of the extensions to IAS 1 and IAS 8 are not considered material and, therefore, not explained separately. Standards with the comment “none” are not expected to have a material impact on the consolidated financial statements.

Standard / Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Possible Impact on MorphoSys
IFRS 3 (A)	Business Combinations	01/01/2020	no	none
IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform	01/01/2020	yes	none
IFRS 17	Insurance Contracts	01/01/2021	no	none
IAS 1 and IAS 8 (A)	Definition of Material	01/01/2020	yes	yes
	Amendments to References to the Conceptual Framework in IFRS Standards	01/01/2020	yes	none

(A) Amendments

2.2	CONSOLIDATION PRINCIPLES

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

MorphoSys AG, as the ultimate parent company, is located in Planegg, near Munich. MorphoSys AG has two wholly owned subsidiaries (collectively referred to as the “MorphoSys Group” or the “Group”): MorphoSys US Inc. (Boston, Massachusetts, USA) and Lanthio Pharma B.V. (Groningen, The Netherlands). Additionally, MorphoSys AG’s investment in Lanthio Pharma B.V. indirectly gives it 100% ownership in LanthioPep B.V. (Groningen, The Netherlands).

The consolidated financial statements for the year ended December 31, 2019 were prepared and approved by the Management Board on March 11, 2020 by means of a resolution. The Management Board members are Dr. Jean-Paul Kress (Chief Executive Officer), Jens Holstein (Chief Financial Officer) and Dr. Malte Peters (Chief Development Officer).

Dr. Markus Enzelberger resigned from the management board as of February 29, 2020.

On March 11, 2020, the Management Board authorized the consolidated financial statements for issue and passed it through to the Supervisory Board for review and authorization.

2.2.2	CONSOLIDATION METHODS

The following Group subsidiaries are included in the scope of consolidation, as shown in the table below.

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

The Group does not have any entities consolidated as joint ventures using the equity method as defined by IFRS 11 “Joint Arrangements,” nor does it exercise a controlling influence as defined by IAS 28 “Investments in Associates and Joint Ventures.”

Assets and liabilities of fully consolidated domestic and international entities are recognized using Group-wide uniform accounting and valuation methods. The consolidation methods applied have not changed from the previous year.

Receivables, liabilities, expenses and income among consolidated entities are eliminated in the consolidated financial statements.

2.2.3	PRINCIPLES OF FOREIGN CURRENCY TRANSLATION

IAS 21 “The Effects of Changes in Foreign Exchange Rates” governs the accounting for transactions and balances denominated in foreign currencies. Transactions denominated in foreign currencies are translated at the exchange rates prevailing on the date of the transaction. Any resulting translation differences are recognized in the consolidated statement of profit or loss. On the reporting date, assets and liabilities are translated at the closing rate for the financial year. Any foreign exchange rate differences derived from these translations are recognized in the consolidated statement of profit or loss. Other foreign currency differences at the Group level are recognized in the item “Other Comprehensive Income Reserve” (stockholder’s equity).

2.3	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

2.3.1	CREDIT RISK AND LIQUIDITY RISK

Financial instruments in which the Group may have a concentration of credit and liquidity risk are mainly cash and cash equivalents, financial assets at fair value, with changes recognized in profit or loss, other financial assets at amortized cost, derivative financial instruments and receivables. The Group’s cash and cash equivalents are mainly denominated in euros. Financial assets at fair value, with changes recognized in profit or loss and other financial assets at amortized cost are high quality assets. Cash and cash equivalents, financial assets at fair value, with changes recognized in profit or loss and other financial assets at amortized cost are generally held at numerous reputable financial institutions in Germany. With respect to its positions, the Group continuously monitors the financial institutions that are its counterparties to the financial instruments, as well as their creditworthiness, and does not anticipate any risk of non-performance.

The changes in impairment losses for credit risks required to be recognized under IFRS 9 (see Note 2.4) in the statement of profit or loss for the financial years 2019 and 2018 under the item impairment losses on financial assets were as follows. Negative values represent additions and positive values represent reversals of risk provisions. There were no impairments in the 2019 financial year. The decline in this risk provision compared with January 1, 2019 resulted from lower premiums for credit default swaps of counterparties, which are used for the determination of any impairment losses.

	General Impairment Model			Simplified Impairment Model		Total
in 000’ €	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3
Balance as of January 1, 2018	(136)	0	0	(112)	0	(248)
Unused Amounts Reversed	0	0	0	112	0	112
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	(570)	(465)	0	(90)	0	(1,125)
Change between Impairment Stages	41	(41)	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2018	(665)	(506)	0	(90)	0	(1,261)
Balance as of January 1, 2019	(665)	(506)	0	(90)	0	(1,261)
Unused Amounts Reversed	445	427	0	90	0	962
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	0	0	0	(80)	0	(80)
Change between Impairment Stages	(79)	79	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2019	(299)	0	0	(80)	0	(379)

The Group recognizes impairment losses for default risks for financial assets as follows:

Balance Sheet Item as of December 31, 2019	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000’ €)	Impairment (in 000’ €)	Carrying Amount (in 000’ €)	Average Impairment Rate
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	44,314	0	44,314	0.0%
Other Financial Assets at Amortized Cost	low	Expected Twelve-Month Loss	293,958	(299)	293,659	0.1%
Accounts Receivable	low	Lifetime Expected Credit Losses	15,162	(80)	15,082	0.5%

Balance Sheet Item as of December 31, 2018	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000’ €)	Impairment (in 000’ €)	Carrying Amount (in 000’ €)	Average Impairment Rate
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	43,165	(16)	43,149	0.0%
Other Financial Assets at Amortized Cost	low	Expected Twelve-Month Loss	275,805	(649)	275,156	0.2%
	medium	Lifetime Expected Credit Losses	93,102	(506)	92,596	0.5%
Accounts Receivable	low	Lifetime Expected Credit Losses	17,823	(90)	17,733	0.5%

The Group is also exposed to credit risk from debt instruments that are measured at fair value in profit or loss. As of December 31, 2019, the maximum credit risk corresponded to the carrying amounts of these investments amounting to € 20.5 million (December 31, 2018: € 44.6 million).

One of the Group’s policies requires that all customers who wish to transact business on credit undergo a credit assessment based on external ratings. Nevertheless, the Group’s revenue and accounts receivable are still subject to credit risk from customer concentration. The Group’s most significant single customer accounted for € 8.0 million of accounts receivables as of December 31, 2019 (December 31, 2018: € 5.9 million) or 53% of the Group’s total accounts receivable at the end of 2019. The Group’s top three single customers individually accounted for 45%, 31% and 13% of the total revenue in 2019. On December 31, 2018, one customer had accounted for 33% of the Group’s accounts receivable. In 2018, the top three customers individually accounted for 65%, 25% and 5% of the Group’s revenue. The top three customers had individually accounted for 55%, 25% and 10% of the Group’s revenue in 2017. The carrying amounts of financial assets represent the maximum credit risk.

The table below shows the accounts receivables by region as of the reporting date.

in €	12/31/2019	12/31/2018
Europe and Asia	6,984,944	13,176,523
USA and Canada	8,176,758	4,646,410
Other	0	0
Impairment	(80,000)	(90,000)

Total	15,081,702	17,732,933

The following table shows the aging of accounts receivable as of the reporting date. The loss rate for accounts receivable is valued at 0.5% as of December 31, 2019 (December 31, 2018: 0.5%).

	12/31/2019	12/31/2019	12/31/2019	12/31/2019
in €; due since	0 - 30 days	30 - 60 days	60 + days	Total
Accounts Receivable	15,161,702	0	0	15,161,702
Impairment	(80,000)	0	0	(80,000)
Accounts Receivable, Net of Allowance for Impairment	15,081,702	0	0	15,081,702

	12/31/2018	12/31/2018	12/31/2018	12/31/2018
in €; due since	0 - 30 days	30 - 60 days	60 + days	Total
Accounts Receivable	17,822,933	0	0	17,822,933
Impairment	(90,000)	0	0	(90,000)
Accounts Receivable, Net of Allowance for Impairment	17,732,933	0	0	17,732,933

On December 31, 2019 and December 31, 2018, the Group’s exposure to credit risk from derivative financial instruments was assessed as low. The maximum credit risk (equal to the carrying amount) for rent deposits and other deposits on the reporting date amounted to € 1.0 million (December 31, 2018: € 0.7 million).

The following table shows the maturities of accounts payable as of the reporting date.

	12/31/2019	12/31/2019	12/31/2019
in €; due in	Between One and Twelve Months	More than 12 Months	Total
Trade Accounts Payable	10,655,014	0	10,655,014
Convertible Bonds due to Related Parties	12,324	0	12,324

	12/31/2018	12/31/2018	12/31/2018
in €; due in	Between One and Twelve Months	More than 12 Months	Total
Trade Accounts Payable	7,215,127	0	7,215,127
Convertible Bonds due to Related Parties	71,517	0	71,517

Financial assets and financial liabilities were not netted as of December 31, 2019. Currently, there is no legal right to offset amounts recognized, to settle on a net basis, or to realize an asset and settle a liability simultaneously. There were no financial instruments pledged as collateral as of December 31, 2019. There was no netting potential as of December 31, 2019 under the scope of the existing netting agreements.

2.3.2	MARKET RISK

Market risk represents the risk that changes in market prices, such as foreign exchange rates, interest rates or equity prices, will affect the Group’s results of operations or the value of the financial instruments held. The Group is exposed to both currency and interest rate risks.

CURRENCY RISK

The consolidated financial statements are prepared in euros. Whereas MorphoSys’s expenses are incurred largely in euros, a portion of the revenue is dependent on the prevailing exchange rate of the US dollar. Throughout the year, the Group monitors the necessity to hedge foreign exchange rates to minimize currency risk and addresses this risk by using derivative financial instruments.

Under the Group’s hedging policy, highly probable cash flows and definite foreign currency receivables collectible within a twelve-month period are tested to determine if they should be hedged. MorphoSys had begun using foreign currency options and forwards to hedge its foreign exchange risk against US dollar receivables in 2003. For derivatives with a positive fair value, unrealized gains are recorded in other receivables and for derivatives with a negative fair value, unrealized losses are recorded in other liabilities.

As of December 31, 2019, there was one unsettled forward rate agreement with a term of one month (December 31, 2018: nine unsettled forward rate agreements; December 31, 2017: twelve unsettled forward rate agreements). The unrealized gross gain from this agreement amounted to € 0.4 million as of December 31, 2019, and was recorded in the finance result (December 31, 2018: € 0.1 million unrealized gross gain; December 31, 2017: € 0.3 million unrealized gross loss).

The table below shows the Group’s exposure to foreign currency risk based on the items’ carrying amounts.

as of December 31, 2019; in €	Euro	US$	Other	Impairment	Total
Cash and Cash Equivalents	26,400,595	17,913,455	0	0	44,314,050
Financial Assets at Fair Value through Profit or Loss	4,233,141	16,221,808	0	0	20,454,949
Other Financial Assets at Amortized Cost	251,199,363	41,756,008	0	(298,000)	292,657,371
Accounts Receivable	14,183,334	978,368	0	(80,000)	15,081,702
Restricted Cash (included in Other Current Assets)	713,232	289,537	0	(1,000)	1,001,769
Accounts Payable and Accruals	(52,126,110)	(4,910,130)	(5,662)	0	(57,041,902)

Total	244,603,555	72,249,046	(5,662)	(379,000)	316,467,939

as of December 31, 2018; in €	Euro	US$	Other	Impairment	Total
Cash and Cash Equivalents	38,732,565	6,743,271	0	(16,000)	45,459,836
Financial Assets at Fair Value through Profit or Loss	34,971,116	9,610,148	0	0	44,581,264
Other Financial Assets at Amortized Cost	365,823,783	0	0	(1,152,000)	364,671,783
Accounts Receivable	17,570,035	252,898	0	(90,000)	17,732,933
Restricted Cash (included in Other Current Assets)	772,425	12,901	0	(3,000)	782,326
Accounts Payable and Accruals	(43,638,268)	(1,122,347)	0	0	(44,760,615)
Gesamt	414,231,656	15,496,871	0	(1,261,000)	428,467,527

Different foreign exchange rates and their impact on assets and liabilities were simulated in a sensitivity analysis to determine the effects on profit or loss. A 10% increase in the euro versus the US dollar as of December 31, 2019, would have increased the consolidated net loss by € 6.7 million. A 10% decline in the euro versus the US dollar would have reduced the consolidated net loss by € 7.9 million.

A 10% increase in the euro versus the US dollar as of December 31, 2018, would have increased the consolidated net loss by € 1.4 million. A 10% decline in the euro versus the US dollar would have reduced the consolidated net loss by € 1.7 million.

A 10% increase in the euro versus the US dollar as of December 31, 2017, would have increased the consolidated net loss by € 0.2 million. A 10% decline in the euro versus the US dollar would have reduced the consolidated net loss by € 0.2 million.

INTEREST RATE RISK

The Group’s risk exposure to changes in interest rates mainly relates to fixed-term deposits and corporate bonds. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these securities. The Group’s investment focus places the safety of an investment ahead of its return. Interest rate risks are limited because all securities can be liquidated within a maximum of two years and due to the partially fixed interest rates during the term.

Different interest rates and their effects on existing investments with variable interest rates were simulated in a detailed sensitivity analysis in order to determine the effects on profit or loss. An increase of the variable interest rate by 0.5% would have reduced the consolidated net loss by € 0.3 million as of December 31, 2019 (December 31, 2018: € 0.4 million; December 31, 2017: € 0.6 million). A decrease of the variable interest rate by 0.5% would have increased the consolidated net loss by € 0.3 million as of December 31, 2019 (December 31, 2018: € 0.1 million; December 31, 2017: € 0.4 million). Changes in the interest rate had no material impact on equity as of December 31, 2019 or December 31, 2018.

The Group is not subject to significant interest rate risks from the liabilities currently reported on the balance sheet.

2.3.3	FAIR VALUE HIERARCHY AND MEASUREMENT METHODS

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

Fair value is measured by using the same assumptions and taking into account the same characteristics of the asset or liability as would an independent market participant. Fair value is a market-based, not an entity-specific measurement. The fair value of non-financial assets is based on the best use of the asset by a market participant. For financial instruments, the use of bid prices for assets and ask prices for liabilities is permitted but not required if those prices best reflect the fair value in the respective circumstances. For simplification, mean rates are also permitted. Thus, IFRS 13 not only applies to financial assets but all assets and liabilities.

MorphoSys applies the following hierarchy in determining and disclosing the fair value of financial instruments:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities to which the Company has access.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	Inputs for asset or liability that are not based on observable market data (that is, unobservable inputs).

The carrying amounts of financial assets and liabilities, such as other financial assets at amortized cost, as well as accounts receivable and accounts payable, approximate their fair value because of their short-term maturities.

HIERARCHY LEVEL 1

The fair value of financial instruments traded in active markets is based on the quoted market prices on the reporting date. A market is considered active if quoted prices are available from an exchange, dealer, broker, industry group, pricing service or regulatory body that is easily and regularly accessible and prices reflect current and regularly occurring market transactions at arm’s length conditions. For assets held by the Group, the appropriate quoted market price is the buyer’s bid price. These instruments fall under Hierarchy Level 1 (see Note 5.2 and 5.9).

HIERARCHY LEVELS 2 AND 3

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

Financial assets belonging to Hierarchy Level 3 are shown in Note 5.9. No financial liabilities were assigned to Hierarchy Level 3.

There were no transfers from one fair value hierarchy level to another in 2019 or 2018.

The table below shows the fair values of financial assets and liabilities and the carrying amounts presented in the consolidated balance sheet.

December 31, 2019;
in 000’ €	Note	Hierarchy Level	Not classified into a Measurement Category	Financial Assets at Amortized Cost	Financial Assets at Fair Value (Through Profit or Loss)
Cash and Cash Equivalents	5.1	*		44,314	0
Financial Assets at Fair Value through Profit or Loss	5.2	1		0	20,455
Other Financial Assets at Amortized Cost	5.2	*		207,735	0
Accounts Receivable	5.3	*		15,082	0
Other Receivables
thereof Financial Assets		*		1,217
thereof Forward Exchange Contracts used for Hedging	5.4	2		0	396
Current Assets				268,348	20,851
Other Financial Assets at Amortized Cost, Net of Current Portion	5.2	2		84,922	0
Shares at Fair Value through Other Comprehensive Income	5.9
thereof Shares at Level 1		1		0	0
thereof Shares at Level 3		3		0	0
Prepaid Expenses and Other Assets, Net of Current Portion	5.10
thereof Non-Financial Assets		n/a	147
thereof Restricted Cash		2		989	0
Non-current Assets			147	85,911	0

Total			147	354,259	20,851

Accounts Payable and Accruals	6.1	*		0	0
Current Portion of Lease Liabilities	5.7	n/a	(2,515)
Convertible Bonds – Liability Component		2		0	0
Current Liabilities				0	0
Lease Liabilities, Net of Current Portion	5.7	n/a	(40,042)
Non-current Liabilities				0	0

Total				0	0

* Declaration waived in line with IFRS 7.29 (a). For these instruments the carrying amount is a reasonable approximation of fair value.

** Declaration waived in line with IFRS 7.29 (d) as disclosure is not required for lease liabilities.

Financial Assets at Fair Value (Through Other Comprehensive Income)	Financial Liabilities at Amortized Cost	Financial Liabilities at Fair Value	Total Carrying Amount	Fair value
0	0	0	44,314	*
0	0	0	20,455	20,455
0	0	0	207,735	*
0	0	0	15,082	*
			1,613
			1,217	*
0	0	0	396	396
0	0	0	289,199
0	0	0	84,922	84,922
			14,077
13,690	0	0	13,690	13,690
387	0	0	387	387
			1,136
			147	n/a
0	0	0	989	989
14,077	0	0	100,135

14,077	0	0	389,334

0	(57,042)	0	(57,042)	*
			(2,515)	**
0	(12)	0	(12)	(12)
0	(57,054)	0	(59,569)
			(40,042)	**
0	0	0	(40,042)

0	(57,054)	0	(99,611)

December 31, 2018;
in 000’ €	Note	Hierarchy Level	Not classified into a Measurement Category	Financial Assets at Amortized Cost	Financial Assets at Fair Value (Through Profit or Loss)
Cash and Cash Equivalents	5.1	*		45,460	0
Financial Assets at Fair Value through Profit or Loss	5.2	1		0	44,581
Other Financial Assets at Amortized Cost	5.2	*		268,923	0
Accounts Receivable	5.3	*		17,733	0
Other Receivables
thereof Financial Assets		*		81
thereof Forward Exchange Contracts used for Hedging	5.4	2		0	66
Current Assets				332,197	44,647
Other Financial Assets at Amortized Cost, Net of Current Portion	5.2	2		95,749	0
Shares at Fair Value through Other Comprehensive Income	5.9	3		0	0
Prepaid Expenses and Other Assets, Net of Current Portion	5.10
thereof Non-Financial Assets		n/a	2,271
thereof Restricted Cash		2		711	0
Non-current Assets			2,271	96,460	0

Total			2,271	428,657	44,647

Accounts Payable and Accruals	6.1	*		0	0
Current Liabilities				0	0
Convertible Bonds – Liability Component		2		0	0
Non-current Liabilities				0	0

Total				0	0

* Declaration waived in line with IFRS 7.29 (a). For these instruments the carrying amount is a reasonable approximation of fair value.

Financial Assets at Fair Value (Through Other Comprehensive Income)	Financial Liabilities at Amortized Cost	Financial Liabilities at Fair Value	Total Carrying Amount	Fair value
0	0	0	45,460 *
0	0	0	44,581	44,581
0	0	0	268,923 *
0	0	0	17,733 *
			147
			81 *
0	0	0	66	66
0	0	0	376,844
0	0	0	95,749	95,749
232	0	0	232	232
			2,982
			2,271	n/a
0	0	0	711	701
232	0	0	98,963

232	0	0	475,807

0	(44,761)	0	(44,761)	*
0	(44,761)	0	(44,761)
0	(72)	0	(72)	(72)
0	(72)	0	(72)

0	(44,833)	0	(44,833)

2.4	IMPAIRMENT

2.4.1	FINANCIAL INSTRUMENTS

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost (term deposits with fixed and variable interest rates and corporate bonds). The impairment method applied depends on whether there has been a significant increase in credit risk. If at the reporting date, the credit risk of a financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to twelve-month expected credit losses (Level 1). In case the credit risk of a financial instrument has increased significantly since initial recognition, the Group measures impairment for that financial instrument at an amount equal to the lifetime expected credit losses. The Group currently classifies an increase in credit risk on debt instruments as significant when the premium on a counterparty credit default swap has increased by 100 basis points since the initial recognition of the instrument (Level 2). If there is an objective indication of impairment, the interest received must also be adjusted so that as of that date the interest is accrued on the basis of the net carrying amount (carrying amount less risk provisions) of the financial instrument (Level 3).

Objective evidence of a financial instrument’s impairment may arise from material financial difficulties of the issuer or the borrower, a breach of contract such as a default or delay in interest or principal payments, an increased likelihood of insolvency or other remediation process, or from the disappearance of an active market for a financial asset due to financial difficulties.

Financial instruments are derecognized when it can be reasonably expected that they will not be recovered and there is objective evidence of this. Impairment of financial instruments is recognized under impairment losses on financial assets.

2.4.2	RECEIVABLES

In the case of accounts receivable, the Group applies the simplified approach under IFRS 9, which requires expected lifetime losses to be recognized from the initial recognition of the receivables (Level 2). In the case of insufficient reason to expect recovery, the expected loss must be calculated as the difference between the gross carrying amount and the present value of the expected cash flows discounted at the original effective interest rate (Level 3). An indicator that there is insufficient reason to expect recovery includes a situation, among others, when internal or external information indicates that the Group will not fully receive the contractual amounts outstanding.

All accounts receivable were aggregated to measure the expected credit losses, as they all share the same credit risk characteristics. All accounts receivable are currently due from customers in the same industry and are therefore exposed to the same credit risks. The impairment is determined on the basis of the premium for an industry credit default swap. In the event that accounts receivable cannot be grouped together, they are measured individually.

Accounts receivable are derecognized when it can be reasonably expected that they will not be recovered. Impairment of accounts receivable is recognized under other expenses. If in subsequent periods amounts are received that were previously impaired, these amounts are recognized in other income.

2.4.3	NON-FINANCIAL ASSETS

The carrying amounts of the Group’s non-financial assets and inventories are reviewed at each reporting date for any indication of impairment. The non-financial asset’s recoverable amount and inventories’ net realizable value is estimated if such indication exists. For goodwill and intangible assets that have indefinite useful lifes or are not yet available for use, the recoverable amount is estimated at the same time each year, or on an interim basis, if required. Impairment is recognized if the carrying amount of an asset or the cash-generating unit (CGU) exceeds its estimated recoverable amount.

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

Impairment losses are recognized in profit or loss. Goodwill impairment cannot be reversed. For all other assets, the impairment recognized in prior periods is assessed on each reporting date for any indications that the losses decreased or no longer exist. Impairment is reversed when there has been a change in the estimates used to determine the recoverable amount. Impairment losses can only be reversed to the extent that the asset’s carrying amount does not exceed the carrying amount net of depreciation or amortization that would have been determined if an impairment had not been recognized.

2.5	ADDITIONAL INFORMATION

2.5.1	KEY ESTIMATES AND ASSUMPTIONS

Estimates and assumptions are continually evaluated and based on historical experience and other factors, including the expectation of future events that are believed to be realistic under the prevailing circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting-related estimates will, by definition, seldom correspond to the actual results. The estimates and assumptions that carry a significant risk of causing material adjustments to the carrying amounts of assets and liabilities in the next financial year are addressed below.

REVENUES

Revenues from milestones, royalties and contracts with multiple performance obligations are subject to assumptions regarding probabilities of occurrence and individual selling prices within the scope of the accounting and measurement principles explained in Note 2.7.1.

FIINANCIAL ASSETS

Impairment losses on financial assets in the form of debt instruments and accounts receivable are based on assumptions about credit risk. The Group exercises discretion in making these assumptions and in selecting the inputs to calculate the impairment based on past experience, current market conditions and forward-looking estimates at the end of each reporting period.

LEASES

In determining the lease term, all facts and circumstances are considered that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended.

IN-PROCESS R&D PROGRAMS AND GOODWILL

The Group performs an annual review to determine whether in-process R&D programs or goodwill is subject to impairment in accordance with the accounting policies discussed in Note 2.4.3. The recoverable amounts from in-process R&D programs and cash-generating units have been determined using value-in-use calculations and are subjected to a sensitivity analysis. These calculations require the use of estimates (see Notes 5.8.3 and 5.8.5).

INCOME TAXES

The Group is subject to income taxes in a number of tax jurisdictions. Due to the increasing complexity of tax laws and the corresponding uncertainty regarding the legal interpretation by the fiscal authorities, tax calculations are generally subject to an elevated amount of uncertainty. To the extent necessary, possible tax risks are taken into account in the form of provisions.

Deferred tax assets on tax loss carryforwards are recognized based on the expected business performance of the relevant Group entity. For details on tax loss carryforwards and any recognized deferred tax assets, please refer to Note 4.4.

2.5.2	CAPITAL MANAGEMENT

The Management Board’s policy for capital management is to preserve a strong and sustainable capital base in order to maintain the confidence of investors, business partners, and the capital market and to support future business development. As of December 31, 2019, the equity ratio was 79.5% (December 31, 2018: 90.6%; see also the following overview). The Group does not currently have any financial liabilities.

The Management Board and employees can participate in the Group’s performance through long-term, performance-related remuneration components. These components consist of convertible bonds issued in 2013 and stock option plans (SOP) granted to the Management Board and certain employees of MorphoSys AG in 2017, 2018 and 2019, in accordance with the bonus system approved by the Annual General Meeting. In addition, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and certain employees of MorphoSys AG in 2015, 2016, 2017, 2018 and 2019. In 2019, MorphoSys established long-term incentive programs (Long-Term Incentive Plan – LTI Plan and Restricted Stock Unit Plan – RSU Plan) for the President and certain employees of MorphoSys US Inc. These LTI Plans are based on the performance-related issuance of shares (“performance shares” and shares still to be created from authorized capital under the RSU Plan), which are finally allocated upon achievement of specific predefined performance criteria and after the expiration of the vesting period (see Notes 7.3 and 7.4). The Group did not make any changes to its capital management during the year.

in 000’ €	12/31/2019	12/31/2018
Stockholders’ Equity	394,702	488,373
In % of Total Capital	79.5%	90.6%
Total Liabilities	101,738	50,391
In % of Total Capital	20.5%	9.4%

Total Capital	496,439	538,764

2.6	USE OF INTEREST RATES FOR MEASUREMENT

The Group uses interest rates to measure fair value. When calculating share-based payments, MorphoSys uses the interest rate on four-year German government bonds on the date the share-based payment was granted.

2.7	ACCOUNTING POLICIES APPLIED TO LINE ITEMS OF THE STATEMENT OF PROFIT OR LOSS

2.7.1	REVENUES AND REVENUE RECOGNITION

As of January 1, 2018, the Group has adopted IFRS 15.

The IFRS 15 standard on revenues requires a five-stage approach:

•	Identification of the contract

•	Identification of performance obligations

•	Determination of the transaction price

•	Allocation of the transaction price

•	Revenue recognition

The Group’s revenues typically include license fees, milestone payments, service fees, and royalties.

LICENSE FEES AND MILESTONE PAYMENTS

The Group recognizes revenues from license fees for intellectual property (IP) both at a point in time and over a period of time. The Group must make an assessment as to whether such a license represents a right-to-use the IP

(at a point in time) or a right to access the IP (over time). Revenue for a right-to-use license is recognized by the Group when the licensee can use the IP and benefit from it and after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing of a drug candidate or technology. A license is considered a right to access the intellectual property when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognized on a straight-line basis over the license term.

Milestone payments for research and development are contingent upon the occurrence of a future event and represent variable consideration. The Group’s management estimates at the contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; for example, achieving a specific success in clinical development (or not). The Group includes milestone payments in the total transaction price when the milestone is more likely than not to be realized and it is highly unlikely that there will be a material reversal of accumulated revenue in future periods.

Sales-based milestone payments included in contracts for IP licenses are considered by the Group to be sales-based license fees because they are solely determined by the sales of an approved drug. Accordingly, such milestones are recognized as revenue once the sales of such drugs occur or at a later point if the performance obligation has not been fulfilled.

SERVICE FEES

Service fees for the assignment of personnel to research and development collaborations are recognized as revenues in the period the services were provided. If a Group company acts as an agent, revenues are recognized on a net basis.

ROYALTIES

Revenue recognition for royalties (income based on a percentage of sales of a marketed product), is based on the same revenue recognition principles that apply to sales-based milestones, as described above.

AGREEMENTS WITH MULTIPLE PERFORMANCE OBLIGATIONS

A Group company may enter into agreements with multiple performance obligations that include both licenses and services. In such cases, an assessment must be made as to whether the license is distinct from the services (or other performance obligations) provided under the same agreement. The transaction price is allocated to separate performance obligations based on the relative stand-alone selling price of the performance obligations in the agreement. The Group company estimates stand-alone selling prices for goods and services not sold separately on the basis of comparable transactions with other customers. The residual approach is the method used to estimate a stand-alone selling price when the selling price for a good or service is highly variable or uncertain.

PRINCIPLE-AGENT RELATIONSHIPS

In agreements involving two or more independent parties who contribute to the provision of a specific good or service to a customer, the Group company assesses whether it has promised to provide the specific good or service itself (the company acting as a principal) or to arrange for this specific good or service to be provided by another party (the company acting as an agent). Depending on the result of this assessment, the Group company recognizes revenues on a gross (principal) or net (agent) basis. A Group company is an agent and recognizes revenue on a net basis if its obligation is to arrange for another party to provide goods or services, i.e., the Group company does not control the specified good or service before it is transferred to the customer. Indicators to assist a company in determining whether it does not control the good or service before it is provided to a customer and is therefore an agent, include, but are not limited to, the following criteria:

•	Another party is primarily responsible for fulfilling the contract.

•	The company does not have inventory risk.

•	The company does not have discretion in establishing the price.

No single indicator is determinative or weighted more heavily than other indicators. However, some indicators may provide stronger evidence than others, depending on the individual facts and circumstances. A Group company’s control needs to be substantive; obtaining legal title of a good or service only momentarily before it is transferred to the customer does not necessarily indicate that a Group company is a principal. Generally, an assessment as to whether a Group company is acting as a principal or an agent in a transaction requires a considerable degree of judgment.

Based on the relevant facts and circumstances, the assessment of an agreement may lead to the conclusion that the counterparty is a cooperation partner or partner rather than a customer. Should that be the case, the agreement would not fall within the scope of IFRS 15 because the parties share equally in the risk of co-developing a drug and in the future profits from the marketing of the approved drug.

REVENUE RECOGNITION THROUGH DECEMBER 31, 2017

The Group applied the revenue recognition principles under IAS 18 “Revenue” through December 31, 2017.

The Group’s revenues in 2017 included license fees, milestone payments and service fees. Under IAS 18.9, revenues were measured at the fair value of the consideration received or receivable. In accordance with IAS 18.20b, revenues were recognized only to the extent that it was sufficiently probable that the company would receive the economic benefits associated with the transaction.

LICENSE FEES AND MILESTONE PAYMENTS

Revenues related to non-refundable fees for providing access to technologies, fees for the use of technologies and license fees were recognized immediately and in full when all of the IAS 18.14 criteria were met and, specifically, when the material risks and rewards of license ownership were transferred to the customer and a Group company did not retain any continuing managerial involvement or effective control. If these criteria were not met, revenues were deferred on a straight-line basis over the period of the agreement, unless a more appropriate method of revenue recognition was available. The term of the agreement usually corresponded to the contractually agreed term of the research project or, in the case of contracts without an agreed term, the expected term of the collaboration. Revenues from milestone payments were recognized upon the achievement of certain contractual criteria.

SERVICE FEES

Service fees from research and development collaborations were recognized in the period the services were rendered.

Discounts that were likely to be granted and whose amount could be reliably determined were recognized as a reduction in revenue at the time of revenue recognition. The timing of the transfer of risks and rewards varied depending on the terms of the sales contract. In accordance with IAS 18.21 and 18.25, revenues from multiple-component contracts were recognized by allocating the total consideration to the separately identifiable components based on their respective fair values and by applying IAS 18.20. The applicable revenue recognition criteria were assessed separately for each component.

2.7.2	OPERATING EXPENSES

COST OF SALES

Cost of sales is recognized as an expense in the period in which the associated revenue accrues. This line item contains personnel expenses, impairment on inventories, other operating expenses and costs for external services.

RESEARCH AND DEVELOPMENT EXPENSES

Research costs are expensed in the period in which they occur. Development costs are generally expensed as incurred in accordance with IAS 38.5 and IAS 38.11 to 38.23. Development costs are recognized as an intangible asset when the criteria of IAS 38.21 (probability of expected future economic benefits, reliability of cost measurement) are met and when the Group can provide proof in accordance with IAS 38.57.

This line item contains personnel expenses, consumable supplies, other operating expenses, impairment charges, amortization and other costs related to intangible assets (additional information can be found under Note 5.8), costs for external services, infrastructure costs and depreciation.

SELLING EXPENSES

The item includes personnel expenses, consumable supplies, operating costs, amortization of intangible assets (software; additional information can be found under Note 5.8), costs for external services, infrastructure costs and depreciation.

GENERAL AND ADMINISTRATIVE EXPENSES

The item includes personnel expenses, consumable supplies, operating costs, amortization of intangible assets (software; additional information can be found under Note 5.8), costs for external services, infrastructure costs and depreciation.

PERSONNEL EXPENSES FROM STOCK OPTIONS

The Group applies the provisions of IFRS 2 “Share-based Payment,” which oblige the Group to spread compensation expenses from the estimated fair values of share-based payments on the reporting date over the period in which the beneficiaries provide the services that triggered the granting of the share-based payments.

IFRS 2 “Share-based Payment” requires the consideration of the effects of share-based payments when the Group acquires goods or services in exchange for shares or stock options (“settlement in equity instruments”) or other assets that represent the value of a specific number of shares or stock options (“cash settlement”). The most important effect of IFRS 2 on the Group is the personnel expense resulting from the use of an option pricing model for share-based incentives for the Management Board and employees. Additional information on this topic can be found in Notes 7.1, 7.2, 7.3, 7.4 and 7.5.

OPERATING LEASE PAYMENTS

Until December 31, 2018, payments made within the scope of operating leases were recognized according to IAS 18 in profit or loss on a straight-line basis over the term of the lease. According to SIC-15, all incentive agreements within the scope of operating leases are recognized as an integral part of the net consideration agreed for the use of the leased asset. The total amount of income from incentives is recognized as a reduction in lease expenses on a straight-line basis over the term of the lease.

The Group’s lease agreements were classified exclusively as operating leases until December 31, 2018. The Group did not engage in any finance lease arrangements.

2.7.3	OTHER INCOME

In addition to currency gains from operating activities, other income consists primarily of income originating from the Company’s own canteen.

GOVERNMENT GRANTS

Non-repayable grants received from government agencies to fund specific research and development projects are recognized in profit or loss in the separate line item “other income” to the extent that the related expenses have already occurred. Under the terms of the grants, government agencies generally have the right to audit the use of the funds granted to the Group.

The government grants are generally cost subsidies, and their recognition through profit or loss is limited to the corresponding costs.

When the repayment of cost subsidies is linked to the success of the development project, these cost subsidies are recognized as other liabilities until success has been achieved. If the condition for repayment is not met, then the grant is recognized under “other income”.

No payments were granted in the 2019, 2018 or 2017 financial years that are required to be classified as investment subsidies.

2.7.4	OTHER EXPENSES

The line item “other expenses” consists mainly of currency losses from the operating business.

2.7.5	FINANCE INCOME AND FINANCE EXPENSES

Gains and losses arising from changes in fair value, as well as interest effects from the application of the effective interest method to financial assets are recognized in profit or loss when incurred.

2.7.6	INCOME TAX EXPENSES/BENEFITS

Current income taxes are calculated based on the respective local taxable income and local tax rules for the period. In addition, current income taxes presented for the period include adjustments for uncertain tax payments or tax refunds for periods not yet finally assessed, excluding interest expenses and penalties on the underpayment of taxes. In the event that amounts included in the tax return are considered unlikely to be accepted by the tax authorities (uncertain tax positions), a provision for income taxes is recognized. The amount is based on the best possible assessment of the tax payment expected. Tax refund claims from uncertain tax positions are recognized when it is probable that they can be realized.

Deferred tax assets or liabilities are calculated for temporary differences between the tax bases and the financial statement carrying amounts, including differences from consolidation, unused tax loss carry-forwards, and unused tax credits. Measurement is based on enacted or substantively enacted tax rates and tax rules.

Deferred tax assets are offset against deferred tax liabilities when the taxes are levied by the same taxation authority and the entity has a legally enforceable right to offset current tax assets against current tax liabilities.

Assessments as to the recoverability of deferred tax assets require the use of judgment regarding assumptions related to estimated future taxable profits. This includes the character and amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities. The Group recognizes a write-down of deferred tax assets when it is unlikely that a corresponding amount of future taxable profit will be available against which the deductible temporary differences, tax loss carry forwards and tax credits can be utilized.

The analysis and forecasting required in this process are performed for individual jurisdictions by qualified local tax and financial professionals. Given the potential significance surrounding the underlying estimates and assumptions, group-wide policies and procedures have been designed to ensure consistency and reliability around the recoverability assessment process. Forecast operating results are based upon approved business plans, which are themselves subject to a well-defined process of control. As a matter of policy, especially strong evidence supporting the recognition of deferred tax assets is required if an entity has suffered a loss in either the current or the preceding period.

Changes in deferred tax assets and liabilities are generally recognized through profit and loss in the consolidated statement of profit or loss, except for changes recognized directly in equity. Deferred tax assets are recognized only to the extent that it is likely that there will be future taxable income to offset. Deferred tax assets are reduced by the amount that the related tax benefit is no longer expected to be realized.

2.7.7	EARNINGS PER SHARE

The Group reports basic and diluted earnings per share in accordance with IAS 33.41. Basic earnings per share are computed by dividing the net profit or loss attributable to parent company shareholders by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings per share are calculated in the same manner with the exception that the net profit or loss attributable to parent company shareholders and the weighted-average number of ordinary shares outstanding are adjusted for any dilutive effects resulting from stock options and convertible bonds granted to the Management Board and employees.

In 2019, 2018 and 2017, diluted earnings per share equaled basic earnings per share. The effect of 57,035 potentially dilutive shares in 2019 (2018: 120,214 dilutive shares; 2017: 87,904 dilutive shares) resulting from stock options and convertible bonds granted to the Management Board, the Senior Management Group and employees of the Company who are not members of the Senior Management Group, has been excluded from the diluted earnings per share as it would result in a decline in the loss per share and should, therefore, not be treated as dilutive.

The 115,684 stock options still unvested as of December 31, 2019 are not included in the calculation of potentially dilutive shares, as they were anti-dilutive for the 2019 financial year. These shares may potentially have a dilutive effect in the future.

2.8	ACCOUNTING POLICIES APPLIED TO BALANCE SHEET ASSETS

2.8.1	LIQUIDITY

CLASSIFICATION

The Group classifies its financial assets (debt instruments) in the measurement categories of those subsequently measured at fair value (either through other comprehensive income or profit or loss) and those measured at amortized cost. The classification depends on the Company’s business model with respect to the management of the financial assets and the contractual cash flows. For assets measured at fair value, gains and losses are recognized either in other comprehensive income or in profit or loss. The Group only reclassifies debt instruments when the business model for managing such assets changes.

The Group defines all cash held at banks and on hand, as well as all short-term deposits with a maturity of three months or less as of the purchase date, as cash and cash equivalents. The Group invests the majority of its cash and cash equivalents at several major financial institutions including, Commerzbank, UniCredit, BayernLB, LBBW, BNP Paribas, Deutsche Bank, Sparkasse, Rabobank, Banque Européenne du Crédit Mutuel and Bank of America Merrill Lynch.

Guarantees granted for rent deposits and obligations from convertible bonds issued to employees are recorded as restricted cash under “other assets” because they are not available for use in the Group’s operations.

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

MEASUREMENT

Upon initial recognition, the Group measures a financial asset at fair value and – when the financial asset is not subsequently measured at fair value in profit or loss – plus transaction costs directly attributable to the acquisition of that asset. Transaction costs of financial assets measured at fair value through profit or loss are recognized as expenses in profit or loss.

The subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the asset’s cash flow characteristics. The Group classifies its debt instruments in one of the following measurement categories described below.

Assets that are held in order to collect the contractual cash flows and for which these cash flows represent interest and principal payments only are measured at amortized cost. Interest income from these financial assets is recognized in finance income using the effective interest method. Gains and losses upon derecognition are recognized directly in profit or loss and recorded in the finance result. Impairment losses are recognized as a separate line item in profit or loss.

Assets that are held to collect the contractual cash flows and to sell the financial assets and where the cash flows represent principal and interest payments only are measured at fair value through other comprehensive income. Changes in the carrying amounts are recognized in other comprehensive income, with the exception of impairment losses, income from impairment reversals, interest income and foreign currency gains and losses, which are recognized in profit or loss. Upon the derecognition of the financial asset, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and is recorded in the finance result. Interest income from these financial assets is reported in finance income using the effective interest method. Foreign exchange gains and losses are shown under other income/expenses, and impairment losses are included in a separate line item in profit or loss.

Assets that do not meet the criteria of the categories “at amortized cost” or “at fair value through other comprehensive income” are allocated to the category “at fair value through profit or loss.” Gains and losses on debt instruments that are subsequently measured at fair value through profit or loss are recognized on a net basis in the finance result in the period in which they occur.

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

Derivatives are initially recognized at fair value at the time of the conclusion of a derivative transaction and subsequently measured at fair value at the end of each reporting period. Changes in the fair value of a derivative instrument that is not accounted for as a hedging relationship are recognized directly in profit or loss in the finance result.

MorphoSys has not applied hedge accounting in the financial years 2019 and 2018.

2.8.2	ACCOUNTS RECEIVABLE, INCOME TAX RECEIVABLES AND OTHER RECEIVABLES

Accounts receivable are measured at amortized cost less any impairment using the simplified impairment model (see Notes 2.3.1, 2.4.2 and 5.3).

Income tax receivables mainly include receivables due from tax authorities in the context of capital gain taxes withheld.

Other non-derivative financial instruments are measured at amortized cost using the effective interest method.

2.8.3	INVENTORIES

Inventories are measured at the lower value of production or acquisition cost and net realizable value under the first-in, first-out method. Acquisition costs comprise all purchase costs, including those incurred in bringing the inventories into operating condition, and take into account purchase price reductions, such as bonuses and discounts. Net realizable value is the estimated selling price less the estimated expenses necessary for completion and sale. Inventories are divided into the categories of raw materials and supplies.

In addition, inventory comprises manufacturing costs for the fermentation runs of antibody material (tafasitamab) that is required for the approval process in the United States. If successfully approved, the material may be used later for commercialization. Commercialization is regarded as a sale in the ordinary course of business in accordance with IAS 2, hence the material is accounted for as inventory. According to the Group’s accounting policies, these quantities qualify as inventory. Before tafasitamab has received market approval, this inventory is valued at a net realizable value of zero. The resulting impairment is accounted for in cost of sales.

2.8.4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses include expenses resulting from an outflow of liquid assets prior to the reporting date that are only recognized as expenses in the subsequent financial year. Such expenses usually involve maintenance contracts, sublicenses and upfront payments for external laboratory services not yet performed. Other current assets primarily consist of receivables from tax authorities from input tax surpluses, combination compounds and receivables from upfront payments. This item is recognized at nominal value.

2.8.5	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at historical cost less accumulated depreciation (see Note 5.6) and any impairment losses (see Note 2.4.). Historical cost includes expenditures directly related to the purchase at the time of the acquisition. Replacement purchases, building alterations and improvements are capitalized, whereas repair and maintenance expenses are recognized as expenses as they are incurred. Property, plant and equipment is depreciated on a straight-line basis over its estimated useful life (see table below). Leasehold improvements are depreciated on a straight-line basis over either the asset’s estimated useful life or the remaining term of the lease – whichever is shorter.

Asset Class	Useful Life	Depreciation Rates
Computer Hardware	3 years	33%
Low-value Laboratory and Office Equipment	Immediately	100%
Permanent Improvements to Property/Buildings	10 years	10%
Office Equipment	8 years	13%
Laboratory Equipment	4 years	25%

The residual values and useful lifes of assets are reviewed at the end of each reporting period and adjusted when necessary.

Borrowing costs that can be directly attributed to the acquisition, construction or production of a qualifying asset are not included in the acquisition or production costs because the Group’s operating business is funded with equity.

2.8.6	LEASES

As of January 1, 2019, the Group applies IFRS 16, the new standard on leases, using the modified retrospective method (see Note 2.1.2).

For lessees, IFRS 16 introduces an uniform approach to the recognition of leases, according to which assets for the right-of-use assets of the leased assets and liabilities for the payment obligations entered into are required to be recognized in the balance sheet for all leases. At the time a leased asset becomes available for the Group’s use, a right-of-use asset and corresponding lease liability are recognized in the balance sheet.

Right-of-use assets are measured at cost, which is calculated as the lease liability plus lease payments made at or before the date on which the asset is made available for use, less lease incentives received, initial direct costs and dismantling obligations. Subsequent measurement of right-of-use assets is at cost. The right-of-use assets are amortized on a straight-line basis over either the useful life or the term of the lease agreement – whichever is shorter.

The lease liability is the present value of the fixed and variable lease payments that are paid during the term of the lease less any lease incentives receivable. The discounting is carried out based on the implied interest rate underlying the lease contract if the rate can be determined. If not, discounting is carried out based on the lessee’s incremental borrowing rate, i.e., the interest rate a lessee would need to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value and condition to the right-of-use asset in a similar economic environment.

In subsequent measurement, the carrying amount of the lease liability is increased to reflect the interest expense on the lease liability and reduced to reflect the lease payments made. Each lease installment is separated into a repayment portion and a financing expense portion. Finance expenses are recognized in profit or loss over the term of the lease.

The group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

As of January 1, 2019, the rental expenses recognized in the statement of profit or loss up to and including the 2018 financial year were replaced by depreciation and amortization of assets and interest expenses from the compounding of lease liabilities. This means that the related costs are recorded in various items of the statement of profit or loss and differ in their total amount compared to the application of IAS 17. As a result of the interest expenses recorded under financial expenses in the statement of profit or loss, there is a material effect on Group EBIT in the financial year compared with the application of IAS 17. In accordance with IAS 17, interest expenses were part of rental expenses and were recorded under operating expenses in the statement of profit or loss.

The payments for the redemption of lease liabilities and the payments attributable to the interest portion of the lease liabilities are allocated to cash flow from financing activities.

For low-value leases and short-term leases (terms of less than twelve months), mainly technical equipment, use is made of the simplified application under IFRS 16. Accordingly, no right-of-use assets or lease liabilities are recognized, instead the lease payments are recognized as an expense over the term of the lease.

To examine the necessity of an impairment of a right-of-use asset, the Group applies IAS 36 and recognizes impairment losses in accordance with the principles described in section 2.4.3.

2.8.7	INTANGIBLE ASSETS

Purchased intangible assets are capitalized at acquisition cost and exclusively amortized on a straight-line basis over their useful lifes. Internally generated intangible assets are recognized to the degree the recognition criteria set out in IAS 38 are met.

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

Subsequent expenditures for capitalized intangible assets are capitalized only when they substantially increase the future economic benefit of the specific asset to which they relate. All other expenditures are expensed as incurred.

PATENTS

Patents obtained by the Group are recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.4.3). Patent costs are amortized on a straight-line basis over the lower of the estimated useful life of the patent (ten years) or the remaining patent term. Amortization starts when the patent is issued. Technology identified in the purchase price allocation for the acquisition of Sloning BioTechnology GmbH is recorded at the fair value at the time of acquisition, less accumulated amortization (useful life of ten years).

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

IN-PROCESS R&D PROGRAMS

This line item contains capitalized payments from the in-licensing of compounds for the Proprietary Development segment, as well as milestone payments for these compounds subsequently paid as milestones were achieved. Additionally, this line item also includes compounds and antibody programs resulting from acquisitions. The assets are recorded at acquisition cost and are not yet available for use and therefore not subject to scheduled amortization. Given that the Group applies the cost accumulation approach, milestones in the near future are not accounted for. The assets are tested for impairment annually or in case of triggering events, as required by IAS 36.

SOFTWARE

Software is recorded at acquisition cost less accumulated amortization (see below), and any impairment (see Note 2.4.3). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful life of three to five years. Software is amortized from the date the software is operational.

GOODWILL

Goodwill is recognized for expected synergies from business combinations and the skills of the acquired workforce. Goodwill is tested annually for impairment as required by IAS 36 (see Note 5.8.5).

Intangible Asset Class	Useful Life	Amortization Rates
Patents	10 years	10%
License Rights	8 - 10 years	13% - 10%
In-process R&D Programs	Not yet amortized, Impairment Only	-
Software	3 - 5 years	33% - 20%
Goodwill	Impairment Only	-

2.8.8	SHARES AT FAIR VALUE, WITH CHANGES RECOGNIZED IN OTHER COMPREHENSIVE INCOME

The investments in adivo GmbH and Vivoryon Therapeutics AG are accounted for as equity financial instruments at fair value. Changes in fair value are recognized in other comprehensive income. This was irrevocably determined when the investments were first recognized. These investments are strategic financial investments, and the Group considers this classification to be more meaningful. If one of the investment is derecognized, no subsequent reclassification of gains or losses to profit or loss will occur. Dividends from these investments are recognized in profit or loss when there is a justified right to receive payment.

2.8.9	PREPAID EXPENSES AND OTHER ASSETS, NET OF CURRENT PORTION

The non-current portion of expenses incurred prior to the reporting date but recognized in subsequent financial years is recorded in prepaid expenses. This line item contains maintenance contracts and sublicenses.

This line item also includes other non-current assets recognized at fair value. Other non-current assets consist mainly of restricted cash, such as rent deposits.

2.9	ACCOUNTING POLICIES APPLIED TO EQUITY AND LIABILITY ITEMS OF THE BALANCE SHEET

2.9.1	ACCOUNTS PAYABLE, OTHER LIABILITIES AND OTHER PROVISIONS

Accounts payable and other liabilities are initially recognized at fair value and subsequently at amortized cost using the effective interest method. Liabilities with a term of more than one year are discounted to their net present value. Liabilities that are uncertain in their timing or amount are recorded as provisions.

IAS 37 requires the recognition of provisions for obligations to third parties arising from past events. Furthermore, provisions are only recognized for legal or factual obligations to third parties if the event’s occurrence is more likely than not. Provisions are recognized in the amount required to settle the respective obligation and discounted to the reporting date when the interest effect is material. The amount required to meet the obligation also includes expected price and cost increases. The interest portion of the addition to provisions is recorded in the finance result. The measurement of provisions is based on past experience and considers the circumstances in existence on the reporting date.

The Group has entered into various research and development contracts with research institutions and other companies. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Group recognizes provisions for estimated ongoing research costs that have been incurred. When evaluating the appropriateness of the deferred expenses, the Group analyzes the progress of the studies, including the phase and completion of events, invoices received and contractually agreed costs. Significant judgments and estimates are made in determining the deferred balances at the end of any reporting period. Actual results may differ from the Group’s estimates. The Group’s historical accrual estimates have not been materially different from the actual costs.

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

This line item includes the non-current portion of deferred customers upfront payments and revenue that must be recognized over a period of time in accordance with IFRS 15.35. Contractual liabilities are measured at the nominal amount of cash received.

2.9.5	CONVERTIBLE BOND OBLIGATIONS TO RELATED PARTIES

The Group has issued convertible bonds to the Group’s Management Board and employees. In accordance with IAS 32.28, the equity component of a convertible bond must be recorded separately under additional paid-in capital. The equity component is determined by deducting the separately determined amount of the liability component from the fair value of the convertible bond. The effect of the equity component on profit or loss is recognized in personnel expenses from stock options, whereas the effect on profit or loss from the liability component is recognized as interest expense. The Group applies the provisions of IFRS 2 “Share-based Payment” to all convertible bonds granted to the Management Board and the Group’s employees.

2.9.6	DEFERRED TAXES

The recognition and measurement of deferred taxes are based on the provisions of IAS 12. Deferred tax assets and liabilities are calculated using the liability method, which is commonly used internationally. Under this method, taxes expected to be paid or recovered in subsequent financial years are based on the applicable tax rate at the time of recognition.

Deferred tax assets and liabilities are recorded separately in the balance sheet and take into account the future tax effect resulting from temporary differences between carrying amounts in the balance sheet for assets and liabilities and tax loss carryforwards.

Deferred tax assets are offset against deferred tax liabilities when the taxes are levied by the same taxation authority and the entity has a legally enforceable right to offset current tax assets against current tax liabilities. In accordance with IAS 12, deferred tax assets and liabilities may not be discounted.

2.9.7	OTHER LIABILITIES

The line item “other liabilities” consisted until December 31, 2018 of a deferred amount related to rent-free periods as agreed. The corresponding reversal of these liabilities over the minimum rent period is calculated based on the effective interest method. Other liabilities are discounted at an interest rate equivalent to the rent period due to their long-term maturities. Further information on the treatment of this position as of January 1, 2019 can be found in Notes 2.1.2.

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

When common stock recorded as stockholders’ equity is repurchased, the amount of consideration paid, including directly attributable costs, is recognized as a deduction from stockholders’ equity net of taxes and classified as treasury shares. When treasury shares are subsequently sold or reissued, the proceeds are recognized as an increase in stockholders’ equity, and any difference between the proceeds from the transaction and the initial acquisition costs is recognized in additional paid-in capital.

The allocation of treasury shares to beneficiaries under Long-Term Incentive plans (in this case: performance shares) is reflected in this line item based on the set number of shares to be allocated after the expiration of the four-year vesting period (quantity structure) and multiplied by the weighted-average purchase price of the treasury shares (value structure). The adjustment is carried out directly in equity through a reduction in the line item “treasury stock”, which is a deduction from common stock, while simultaneously reducing additional paid-in capital. Further information can be found in Notes 7.3.1 and 7.3.2.

ADDITIONAL PAID-IN CAPITAL

Additional paid-in capital mainly consists of personnel expenses resulting from the grant of stock options, convertible bonds and performance shares and the proceeds from newly created shares in excess of their nominal value.

OTHER COMPREHENSIVE INCOME RESERVE

The line item “other comprehensive income reserve” includes changes in the fair value of equity instruments that are recognized in other comprehensive income and currency exchange differences that are not recognized in profit or loss.

ACCUMULATED INCOME/DEFICIT

The “accumulated income/deficit” line item consists of the Group’s accumulated consolidated net profits/losses. A separate measurement of this item is not made.

3 Segment Reporting

MorphoSys Group applies IFRS 8 “Operating Segments”. An operating segment is defined as a unit of an entity that engages in business activities from which it can earn revenues and incur expenses and whose operating results are regularly reviewed by the entity’s chief operating decision-maker, the Management Board, and for which discrete financial information is available.

Segment information is provided for the Group’s operating segments based on the Group’s management and internal reporting structures. The segment results and segment assets include items that can be either directly attributed to the individual segment or allocated to the segments on a reasonable basis.

The Management Board evaluates a segment’s economic success using selected key figures so that all relevant income and expenses are included. EBIT, which the Company defines as earnings before finance income, finance expenses, income from impairment reversals/expenses from impairment losses on financial assets and income taxes, is the key benchmark for measuring and evaluating the operating results. Refer to the table in Note 3.3 for a reconciliation of EBIT to net income as well as to the table in Note 4.3 for a breakdown of finance income and expenses. Other key internal reporting figures include revenues, operating expenses, segment results and the liquidity position. The Group consists of the operating segments described below.

3.1	PROPRIETARY DEVELOPMENT

The segment comprises all activities related to the proprietary development of therapeutic antibodies and peptides. Currently, this segment’s activities comprise a total of twelve antibodies and peptides, with tafasitamab representing the Company’s most advanced proprietary clinical program. Also included are the antibody MOR202, which was partially out-licensed to I-Mab Biopharma and MOR106, which had been co-developed with Galapagos and was out-licensed to Novartis in July 2018. Also included is the proprietary program otilimab, which was out-licensed to GlaxoSmithKline (GSK) in 2013. The partially or completely out-licensed programs have been part of the Proprietary Development segment since the beginning of their development and will therefore continue to be reported in this segment. MorphoSys is also pursuing other early-stage proprietary development and co-development programs. These include the clinical program MOR107 (formerly LP2), which originated from the acquisition of Lanthio Pharma B.V. This program was evaluated in a phase 1 study in healthy volunteers and is currently undergoing preclinical studies for oncology indications. One other program is in preclinical development and a further six programs are in drug discovery. The Proprietary Development segment also manages the development of proprietary technologies.

3.2	PARTNERED DISCOVERY

MorphoSys possesses a technology for generating therapeutics based on human antibodies. The Group markets this technology commercially through its partnerships with numerous pharmaceutical and biotechnology companies. The Partnered Discovery segment encompasses all operating activities relating to these commercial agreements.

3.3	CROSS-SEGMENT INFORMATION

The information on segment assets is based on the assets’ respective locations.

For the Twelve-month Period Ended December 31	Proprietary Development			Partnered Discovery			Unallocated			Group
(in 000’ €)	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
External Revenues	34,286	53,610	17,635	37,469	22,832	49,156	0	0	0	71,755	76,442	66,791
Operating Expenses	(143,459)	(107,019)	(99,106)	(10,671)	(9,516)	(18,906)	(25,723)	(19,969)	(15,835)	(179,853)	(136,504)	(133,847)
Segment Result	(109,173)	(53,409)	(81,471)	26,798	13,316	30,250	(25,723)	(19,969)	(15,835)	(108,098)	(60,062)	(67,056)
Other Income	125	159	157	0	0	0	680	1,486	963	805	1,645	1,120
Other Expenses	(19)	0	0	0	0	0	(608)	(689)	(1,671)	(627)	(689)	(1,671)
Segment EBIT	(109,067)	(53,250)	(81,314)	26,798	13,316	30,250	(25,651)	(19,172)	(16,543)	(107,920)	(59,106)	(67,607)
Finance Income										2,799	418	712
Finance Expenses										(2,272)	(754)	(1,895)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets										872	(1,035)	0
Earnings before Taxes										(106,521)	(60,477)	(68,790)
Income Tax Benefit / (Expenses)										3,506	4,305	(1,036)
Net Loss										(103,015)	(56,172)	(69,826)
Current Assets	12,155	15,842	8,802	11,078	7,114	18,054	280,460	365,949	313,825	303,693	388,905	340,681
Non-current Assets	72,928	42,041	60,658	11,851	6,288	8,490	107,967	101,530	5,569	192,746	149,859	74,717
Total Segment Assets	85,083	57,883	69,460	22,929	13,402	26,544	388,427	467,479	319,394	496,439	538,764	415,398
Current Liabilities	36,176	32,167	33,008	2,877	1,471	4,083	22,505	12,285	10,610	61,558	45,923	47,701
Non-current Liabilities	27,775	3,291	7,072	5,771	158	1,045	6,633	1,019	909	40,179	4,468	9,026
Stockholders’ Equity	0	0	0	0	0	0	394,702	488,373	358,671	394,702	488,373	358,671

Total Segment Liabilities and Equity	63,951	35,458	40,080	8,648	1,629	5,128	423,840	501,677	370,190	496,439	538,764	415,398

Capital Expenditure	2,830	1,319	12,344	625	879	602	207	268	204	3,662	2,466	13,150
Depreciation and Amortization	1,718	1,903	1,555	1,385	1,429	2,075	355	418	400	3,458	3,750	4,030

The segment result is defined as the segment’s revenue, less the segment’s operating expenses. The unallocated operating expenses of € 25.7 million (2018: € 20.0 million; 2017: € 15.8 million) included primarily expenses for central administrative functions that are not allocated to one of the two segments. Finance income, finance expense and income tax are also not allocated to the segments as they are managed on a Group basis. Unallocated segment assets and liabilities have the same background as unallocated operating expenses. In the 2019 financial year, impairments totaling € 1.6 million were recognized in the Proprietary Development segment on property, plant and equipment as well as intangible assets (2018: impairments of € 19.2 million in the Proprietary Development segment; 2017: impairments of € 9.9 million in the Proprietary Development segment).

The Group’s key customers are allocated to both the Proprietary Development and the Partnered Discovery segments. As of December 31, 2019, the single most important customer represented accounts receivable with a carrying amount of € 8.0 million (December 31, 2018: € 5.9 million). The largest customer for the Group accounted for revenues in 2019 of € 32.3 million, the second largest for € 22.0 million and the third largest for € 9.4 million. The largest customer was allocated to the Partnered Discovery segment and the second largest and third largest customers to the Proprietary Development segment. In 2018, € 49.5 million of the Group’s total revenues came from the largest customer, € 19.0 million from the second largest customer and € 3.9 million from the third largest customer. The largest and third largest customers were allocated to the Proprietary Development segment and the second largest customer to the Partnered Discovery segment. In 2017, the largest customer accounted for € 36.9 million of the Group’s total revenue, the second largest € 16.8 million and the third largest € 6.7 million. The largest and third largest customers were allocated to the Partnered Discovery segment, and the second largest customer to the Proprietary Development segment.

The following overview shows the Group’s regional distribution of revenue:

in 000’ €	2019	2018	2017
Germany	145	309	851
Europe and Asia	39,322	56,784	57,229
USA and Canada	32,288	19,350	8,711

Total	71,755	76,443	66,791

The following overview shows the timing of the satisfaction of performance obligations.

	Proprietary Development		Partnered Discovery
in 000’ €	2019	2018	2019	2018
At a Point in Time thereof performance obligations fulfilled in previous periods: in Proprietary Development € 29.1 million in 2019 and € 0 in 2018 and in Partnered Discovery € 32.9 million in 2019 and € 19.0 million in 2018	34,286	53,610	36,984	22,268
Over Time	0	0	485	564

Total	34,286	53,610	37,469	22,832

A total of € 175.8 million (December 31, 2018: € 136.1 million) € 12.5 million (December 31, 2018: € 13.7 million) and € 4.4 million of the Group’s non-current assets, excluding deferred tax assets, are located in Germany, the Netherlands and the USA, respectively. There were no non-current assets in the USA as of December 31, 2018. Of the Group’s investments, € 2.3 million (December 31, 2018: € 2.4 million) were made in Germany, € 1.3 million (December 31, 2018: € 0) in the USA and less than € 0.1 million (December 31, 2018: € 0.1 million) in the Netherlands. In accordance with internal definitions, investments solely include additions to property, plant and equipment and intangible assets not related to leases and business combinations.

4 Notes to Profit or Loss

4.1	REVENUES

In 2019, revenues consisted of milestone payments and royalties totaling € 62.3 million (2018: € 19.3 million; 2017: € 7.3 million). Of this amount, € 29.1 million was generated in the Proprietary Development segment and € 33.2 million in the Partnered Discovery segment. In 2018 and 2017 the revenues from milestone payments and royalties were entirely generated by the Partnered Discovery segment.

Revenues from license fees (excluding milestone payments and royalties) amounted to € 0.3 million in 2019 (2018: € 51.2 million; 2017: € 37.5 million) and originated entirely from the Partnered Discovery segment. In 2018, revenues from license fees (excluding milestone payments and royalties) from the Proprietary Development segment amounted to € 50.6 million and € 0.6 million originated from the Partnered Discovery segment (2017: € 16.8 million and € 20.7 million, respectively).

Revenues from service fees totaled € 9.2 million (2018: € 5.9 million; 2017: € 22.0 million) in the reporting year with € 5.2 million of this amount attributable to the Proprietary Development segment (2018: € 3.0 million; 2017: € 0.8 million). Revenues from service fees of € 4.0 million were attributable to the Partnered Discovery segment (2018: € 2.9 million; 2017: € 21.2 million). Substantially all service fee revenues relate to revenue on a gross basis (principal).

Of the total revenues generated in 2019, a total of € 62.0 million were recognized from performance obligations that were fulfilled in previous periods and concern milestone payments and royalties (2018: € 19.0 million; 2017: € 7.8 million).

4.2	OPERATING EXPENSES

4.2.1	COST OF SALES

Cost of sales consists of the following:

in 000’ €	2019	2018	2017
Personnel Expenses	3,233	1,797	0
Impairment on Inventories	8,685	0	0
Other Operating Expenses	18	0	0
External Services	49	0	0
Other	100	0	0

Total	12,085	1,797	0

4.2.2	RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

in 000’ €	2019	2018	2017
Personnel Expenses	30,131	25,288	28,482
Consumable Supplies	2,874	2,310	2,588
Other Operating Expenses	3,142	2,761	2,757
Impairment, Amortization and Other Costs of Intangible Assets	5,631	22,760	13,503
External Services	60,710	47,889	61,119
Depreciation and Other Costs for Infrastructure	5,944	5,389	4,865

Total	108,432	106,397	113,314

4.2.3	SELLING EXPENSES

Selling expenses consist of the following:

in 000’ €	2019	2018	2017
Personnel Expenses	6,967	2,536	1,771
Consumable Supplies	14	3	1
Other Operating Expenses	1,158	538	386
Amortization of Intangible Assets	11	25	0
External Services	14,150	2,953	2,658
Depreciation and Other Costs for Infrastructure	371	328	0

Total	22,671	6,383	4,816

4.2.4	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following:

in 000’ €	2019	2018	2017
Personnel Expenses	23,382	15,016	11,797
Consumable Supplies	389	15	33
Other Operating Expenses	1,875	1,012	714
Amortization of Intangible Assets	39	97	112
External Services	9,241	4,475	2,224
Depreciation and Other Costs for Infrastructure	1,739	1,313	838

Total	36,665	21,928	15,718

4.2.5	PERSONNEL EXPENSES

Personnel expenses consist of the following:

in 000’ €	2019	2018	2017
Wages and Salaries	43,476	30,349	28,196
Social Security Contributions	5,686	4,341	4,542
Share-based Payment Expense	6,654	5,585	4,975
Temporary Staff (External)	2,633	1,241	881
Other	5,264	3,121	3,456

Total	63,713	44,637	42,050

In the years 2019, 2018 and 2017, other personnel expenses consisted mainly of costs for personnel support and personnel development.

The average number of employees in the 2019 financial year was 374 (2018: 327; 2017: 344). Of the 426 employees on December 31, 2019 (December 31, 2018: 329; December 31, 2017: 326), 300 were active in research and development (December 31, 2018: 246; December 31, 2017: 253), 40 in sales (December 31, 2018: 21; December 31, 2017: 14), and 86 were engaged in general and administrative functions (December 31, 2018: 62 employees; December 31, 2017: 59 employees). As of December 31, 2019, there were 249 employees in the Proprietary Development segment and 61 employees in the Partnered Discovery segment while 116 employees were not allocated to a specific segment (December 31, 2018: 209 in the Proprietary Development segment, 49 employees in the Partnered Discovery segment and 71 employees were unallocated; December 31, 2017: 161 in the Proprietary Development segment, 105 employees in the Partnered Discovery segment and 60 employees were unallocated). Costs for defined-contribution plans amounted to € 0.7 million in 2019 (2018: € 0.7 million; 2017: € 0.6 million).

4.3	OTHER INCOME AND EXPENSES, FINANCE INCOME AND FINANCE EXPENSES

in 000’ €	2019	2018	2017
Gain on Foreign Exchange	233	677	485
Grant Income	98	153	157
Gain from recognition of previously unrecognized intangible assets	0	350	0
Reversal of Impairment for Accounts Receivable Previously Deemed Impaired	0	0	76
Miscellaneous Income	474	465	402
Other Income	805	1,645	1,120

Loss on Foreign Exchange	(413)	(457)	(844)
Miscellaneous Expenses	(214)	(232)	(827)
Other Expenses	(627)	(689)	(1,671)

Gain on Derivatives	1,476	322	441
Gain on Financial Assets at Fair Value through Profit or Loss (2017: Gain on Available-for-sale Financial Assets and Bonds)	1,101	5	35
Interest Income on Other Financial Assets at Amortized Cost	223	91	236
Finance Income	2,799	418	712

Loss on Derivatives	(214)	(444)	(1,360)
Loss on Financial Assets at Fair Value through Profit or Loss (2017: Loss on Available-for-sale Financial Assets and Bonds)	(299)	(85)	(120)
Interest Expenses for Other Financial Assets at Amortized Cost	(796)	(53)	(374)
Interest Expenses on Lease Liabilities	(932)	0	0
Interest Expenses for Financial Liabilites at Amortized Cost	0	(126)	0
Bank Fees	(31)	(46)	(41)
Finance Expenses	(2,273)	(754)	(1,895)

The following net gains or losses resulted from financial instruments in the fiscal year:

in 000’ €	2019	2018	2017
Financial Assets at Fair Value through Profit or Loss	2,063	(202)	(919)
Other Financial Assets at Amortized Cost	299	(978)	0
Shares at Fair Value through Other Comprehensive Income	(1,160)	(127)	0
Financial Liabilities at Amortized Cost	0	(126)	0
Available-for-sale Financial Assets	0	0	(190)
Financial Assets classified as Loans and Receivables	0	0	(164)

Total	1,202	(1,433)	(1,273)

Net gains or losses mainly comprised gains and losses from currency hedging, interest income and expenses, as well as valuation effects from changes in fair value.

4.4	INCOME TAX EXPENSES/BENEFITS

MorphoSys AG is subject to corporate taxes, the solidarity surcharge and trade taxes. The Company’s corporate tax rate in the reporting year remained unchanged (15.0%) as did the solidarity surcharge (5.5%) and the effective trade tax rate (10.85%).

MorphoSys US Inc. is subject to Federal Corporate Income Tax of 21% and the State Income Tax in Boston, Massachusetts of 8%.

The Dutch entities Lanthio Pharma B.V. and LanthioPep B.V. are subject to an income tax rate of 25% on annual income exceeding € 200,000; annual income below € 200,000 is subject to a tax rate of 19%. Depending on certain conditions, the Dutch “Innovation Box” may be applicable. This “Innovation Box” provides for a special tax regulation under which all income to be allocated to qualifying intellectual property is subject to an effective Dutch corporate income tax rate of previously 5%, and now 7% since January 1, 2018.

In the Netherlands the reduction of corporate income tax from 25% to 21.7% on an annual income exceeding € 200.00 was decided in 2019 and will be effective from 2021. The corresponding deferred taxes were therefore revalued. Deferred taxes expected to reverse in 2020 were measured at the effective tax rate of 25% applicable at that time. For fiscal years after December 31, 2020, the Group has applied the new tax rate of 21.7%. In addition, 70% of income was considered taxable under the “Innovation Box”, resulting in a weighted tax rate of 11.41%.

in 000’ €	2019	2018	2017
Current Tax Benefit / (Expense) (Thereof Regarding Prior Years: € 0; 2018: k€ 1; 2017: k€ 171)	(1)	1	(534)
Deferred Tax Benefit / (Expenses)	3,507	4,304	(502)

Total Income Tax Benefit / (Expenses)	3,506	4,305	(1,036)

The deferred tax benefit in 2019 resulted mainly from the Dutch entities Lanthio Pharma B.V. and LanthioPep B.V. with the mentioned change in the applicable tax rate. This effect from change in tax rates were recognized in the statement of profit or loss with an amount of € 1.8 million tax benefit, as they did not affect any items that had previously been recognized directly in equity. A tax benefit of € 1.4 million is recognized from deferred taxes on loss carryforwards previously not recognized.

The following table reconciles the expected income tax expense to the actual income tax expense as presented in the consolidated financial statements. The combined income tax rate of 26.675% in the 2019 financial year (2018: 26.675%; 2017: 26.675%) was applied to profit before taxes to calculate the statutory income tax expense. This rate consisted of corporate income tax of 15.0%, a solidarity surcharge of 5.5% on the corporate tax and an average trade tax of 10.85% applicable to the Group.

in 000’ €	2019	2018	2017
Earnings Before Income Taxes	(106,520)	(60,477)	(68,790)
Expected Tax Rate	26.675%	26.675%	26.675%
Expected Income Tax	28,414	16,132	18,350
Tax Effects Resulting from:
Share-based Payment	(387)	(363)	(290)
Permanent Differences	(101)	0	0
Non-Tax-Deductible Items	(151)	(126)	(134)
Differences in Profit or Loss-Neutral Adjustments	(310)	3,716	37
Non-Recognition of Deferred Tax Assets on Temporary Differences	0	(349)	3,256
Non-Recognition of Deferred Tax Assets on Current Year Tax Losses	(24,285)	(14,497)	(22,007)
Tax Rate Differences to Local Tax Rates	(1,461)	(268)	(71)
Effect of Tax Rate Changes	1,789	0	0
Prior Year Taxes	0	1	(171)
Other Effects	-2	59	(6)
Actual Income Tax	3,506	4,305	(1,036)

As of December 31, 2019, due to losses that are expected to be incurred as a result of continued substantial investment in proprietary product development and related business development of the MorphoSys Group, no deferred tax assets in the amount of € 76.0 million (December 31, 2018: € 51.0 million) were recognized for tax loss carryforwards.

In Germany, due to uncertain forecasts, a deferred tax asset can only be capitalized to the extent sufficient deferred tax liabilities from temporary differences exist. Due to the history of losses and the current uncertainties regarding the realization of planned taxable income, corresponding deferred tax assets were not recognized.

in 000’ €	Unlimited Carry-Forward of Tax Losses	Limited Carry-Forward of Tax Losses; Expiry 2020 to 2025	Total
Tax Losses from Prior Years	177,317	17,478	194,795
Tax Losses from Current Year	118,100	2,961	121,061
Expiry of Tax Losses in 2019	0	(4)	(4)
Total Tax Losses as of December 31, 2019	295,417	20,435	315,852
Expected Deferred Tax Assets on Total Tax Losses	77,607	2,322	79,939
Write-Down of Deferred Tax Assets on Total Tax Losses	75,115	981	76,096
Deferred Tax Assets on Tax Losses as of December 31, 2019	2,492	1,351	3,843

Deferred tax assets and deferred tax liabilities consist of the following.

in 000’s €, as of December 31	Deferred Tax Asset 2019	Deferred Tax Asset 2018	Deferred Tax Liability 2019	Deferred Tax Liability 2018
Leases	1	0	448	0
Intangible Assets	8,138	0	1,351	4,317
Receivables and Other Assets	0	319	55	0
Other Provisions	0	278	9,778	0
Other Liabilities	0	213	350	0
Tax Losses	3,873	0	0	0
Offsetting	(11,982)	(810)	(11,982)	(810)

Total	0	0	0	3,507

	Changes in Deferred Taxes in 2019
in 000’s €, as of December 31	Recognized in Profit or Loss Income / (Expense)	Recognized in Other Comprehensive Income
Leases	(447)	0
Intangible Assets	11,103	0
Receivables and Other Assets	(373)	0
Other Provisions	(10,056)	0
Other Liabilities	(563)	0
Tax Losses	3,843	0

Total	3,507	0

As of December 31, 2019, temporary differences amounted to € 0.6 million (December 31, 2018: € 1.0 million) in connection with investments in subsidiaries (“outside basis differences”) for which no deferred tax liabilities were recognized (2018: no deferred tax assets).

4.5	EARNINGS PER SHARE

Earnings per share are calculated by dividing the 2019 consolidated net loss of € -103,014,058 (2018: consolidated net loss of € -56,172,121; 2017: consolidated net loss of € -69,826,469) by the weighted-average number of ordinary shares outstanding during the respective year (2019: 31,611,155; 2018: 31,338,948; 2017: 28,947,566).

The table below shows the calculation of the weighted-average number of ordinary shares.

	2019	2018
Shares Issued on January 1	31,839,572	29,420,785
Effect of Treasury Shares Held on January 1	(281,036)	(319,678)
Effect of Share Issuance	0	2,208,146
Effect of Transfer of Treasury Stock / Shares Issued in January	247	278
Effect of Transfer of Treasury Stock / Shares Issued in February	230	0
Effect of Transfer of Treasury Stock / Shares Issued in March	208	0
Effect of Transfer of Treasury Stock / Shares Issued in April	10,500	1,863
Effect of Transfer of Treasury Stock / Shares Issued in May	5,789	4,128
Effect of Transfer of Treasury Stock / Shares Issued in June	296	756
Effect of Transfer of Treasury Stock / Shares Issued in July	588	1,874
Effect of Transfer of Treasury Stock / Shares Issued in August	1,533	17,754
Effect of Transfer of Treasury Stock / Shares Issued in September	25,122	2,818
Effect of Transfer of Treasury Stock / Shares Issued in October	331	76
Effect of Transfer of Treasury Stock / Shares Issued in November	7,702	85
Effect of Transfer of Treasury Stock / Shares Issued in December	73	63

Weighted-average Number of Shares of Common Stock	31,611,155	31,338,948

In 2019, 2018 and 2017, diluted earnings per share equaled basic earnings per share. The effect of 115,684 potentially dilutive shares in 2019 (2018: 52,930 dilutive shares; 2017: 87,904 dilutive shares) resulting from stock options granted to the Management Board, the Senior Management Group and employees of the company who are not members of the Senior Management Group, has been excluded from the diluted earnings per share because it would result in a decrease in the loss per share and is therefore not to be treated as dilutive.

5 Notes to the Assets of the Balance Sheet

5.1	CASH AND CASH EQUIVALENTS

in 000’ €	12/31/2019	12/31/2018
Bank Balances and Cash in Hand	44,314	45,476
Impairment	0	(16)

Cash and Cash Equivalents	44,314	45,460

The presentation of the development of the expected twelve-month loss for cash and cash equivalents to be recognized under IFRS 9 can be found in Note 2.3.1.

5.2	FINANCIAL ASSETS AT FAIR VALUE, WITH CHANGES RECOGNIZED IN PROFIT OR LOSS AND OTHER FINANCIAL ASSETS AT AMORTIZED COSTS

			Gross Unrealized
in 000’ €	Maturity	Cost	Gains	Losses	Market Value
December 31, 2019
Money Market Funds	daily	20,330	125	0	20,455

Total					20,455

December 31, 2018
Money Market Funds	daily	44,718	0	(137)	44,581

Total					44,581

Since January 1, 2018, realized and unrealized gains and losses on money market funds held or sold were recognized in the finance result in profit or loss in accordance with IFRS 9. The sale of financial assets resulted in a net gain of € 0.4 million in 2019 (2018: net losses of less than € 0.1 million). In 2017, in accordance with IAS 39, the Group recognized a net gain of less than € 0.1 million in profit or loss resulting from the sale of financial assets previously recognized in equity.

in 000’ €	Maturity	Cost	Unrealized Interest Gain	Impairment	Carrying amount
December 31, 2019
Term Deposits, Current Portion	4 - 12 Months	207,846	90	(201)	207,735
Corporate Bonds	More than 12 Months	10,000	1	0	10,001
Term Deposits, Net of Current Portion	More than 12 Months	75,000	18	(97)	74,921

Total					292,657

December 31, 2018
Term Deposits, Current Portion	4 - 12 Months	219,720	2	(744)	218,978

Commercial Papers	4 - 12 Months	50,000	0	(55)	49,945

Term Deposits, Net of Current Portion	More than 12 Months	96,090	12	(353)	95,749

Total					364,672

As of December 31, 2019, these assets mainly consisted of term deposits with fixed or variable interest rates, as well as corporate bonds with fixed interest.

Interest income from financial assets “at amortized cost” amounted to € 0.1 million in 2019 (2018: € 0.1 million in interest income from financial assets “at amortized cost”; 2017: € 0.2 million in interest income from “loans and receivables”) and were recognized in the finance result.

The risk associated with these financial instruments results primarily from bank credit risks. The presentation of the development of the expected twelve-month loss that is to be recognized under IFRS 9 and the lifetime expected credit loss for term deposits and corporate bonds can be found in Note 2.3.1.

Further information on the accounting for financial assets is provided in Note 2.8.1.

5.3	ACCOUNTS RECEIVABLE

All accounts receivable are non-interest bearing, and generally have payment terms of between 30 and 45 days. As of December 31, 2019 and December 31, 2018, accounts receivable included unbilled receivables amounting to € 13.4 million and € 14.1 million, respectively. Unbilled receivables decreased mainly due to royalty payments not yet received and unbilled services associated with the transfer of projects to customers.

The presentation of the development of the risk provisions to be recognized in accordance with IFRS 9 in the 2019 and 2018 financial years for accounts receivable using the simplified impairment model can be found in Note 2.3.1.

5.4	OTHER RECEIVABLES

Other receivables as of December 31, 2019, mainly consisted of receivables from unrealized gross gains on forward rate agreements in the amount of € 0.4 million (December 31, 2018: € 0.1 million unrealized gross gain). The forward rate agreements were classified as financial assets at fair value through profit or loss in accordance with IFRS 9.

As of December 31, 2019 and December 31, 2018, there were no impairments recognized on other receivables.

5.5	INCOME TAX RECEIVABLES, INVENTORIES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2019 income tax receivables amounted to € 0.1 million (December 31, 2018: € 0.2 million) and consisted of receivables from capital gain taxes withheld and income taxes for prior years.

Inventories amounting to € 0.3 million as of December 31, 2019 (December 31, 2018: € 0.2 million) were stored at the Planegg location and consisted of raw materials and supplies. In addition to raw materials and supplies, inventory as of December 31, 2019, also comprised manufacturing costs for the fermentation runs of antibody material (tafasitamab) that is required for the approval process in the United States. If successfully approved, the material may be used later for commercialization. Commercialization is regarded as a sale in the ordinary course of business in accordance with IAS 2, hence the material is accounted for as inventory. According to the Group’s accounting policies, these quantities qualify as inventory. For the time being, this inventory is valued at a net realizable value of zero because tafasitamab has not yet received market approval. The resulting expenses in the amount of € 8.7 million was accounted for in cost of sales.

As of December 31, 2019, prepaid expenses and other current assets mainly consisted of combination compounds in the amount of € 4.8 million (December 31, 2018: € 5.4 million), receivables due from tax authorities from input tax surplus of € 3.5 million (December 31, 2018: € 2.7 million), upfront fees for external laboratory services of € 0.7 million (December 31, 2018: € 1.9 million), upfront fees for sublicenses of € 0.5 million (December 31, 2018: € 0.4 million) and other prepayments amounting to € 4.6 million (December 31, 2018: € 1.3 million). An impairment of € 0.7 million was recognized on combination compounds in 2019 (December 31, 2018: € 4.8 million).

5.6	PROPERTY, PLANT AND EQUIPMENT

in 000’ €	Office and Laboratory Equipment	Furniture and Fixtures	Total
Cost
January 1, 2019	17,658	939	18,597

Additions	1,647	1,452	3,099
Disposals	(919)	(1)	(920)

December 31, 2019	18,386	2,390	20,776

Accumulated Depreciation and Impairment
January 1, 2019	14,758	308	15,066

Depreciation Charge for the Year	1,805	161	1,966
Impairment	10	0	10
Disposals	(919)	0	(919)

December 31, 2019	15,654	469	16,123

Carrying Amount
January 1, 2019	2,900	631	3,531

December 31, 2019	2,732	1,921	4,653

Cost
January 1, 2018	17,335	2,501	19,836

Additions	1,780	41	1,821
Disposals	(1,457)	(1,603)	(3,060)

December 31, 2018	17,658	939	18,597

Accumulated Depreciation and Impairment
January 1, 2018	14,490	1,820	16,310

Depreciation Charge for the Year	1,723	89	1,812
Disposals	(1,455)	(1,601)	(3,056)

December 31, 2018	14,758	308	15,066

Carrying Amount
January 1, 2018	2,845	681	3,526

December 31, 2018	2,900	631	3,531

No borrowing costs were capitalized during the reporting period, and there were neither restrictions on the retention of title nor property, plant and equipment pledged as security for liabilities. There were no material contractual commitments for the purchase of property, plant and equipment as of the reporting date.

Depreciation is contained in the following line items of profit or loss.

in 000’ €	2019	2018	2017
Research and Development	1,478	1,398	1,672
Research and Development (Impairment)	10	0	0
Selling	92	87	0
General and Administrative	396	327	297

Total	1,976	1,812	1,969

5.7	LEASES

The development of the right-of-use assets and lease liabilities in the 2019 financial year is shown below.

	Right-of-Use Assets				Lease Liabilities
in 000’ €	Building	Cars	Technical Equipment	Total
Balance as of January 1, 2019	42,094	244	168	42,506	40,783
Additions	3,009	138	312	3,459	4,122
Depreciation of Right-of-Use Assets	(2,517)	(144)	(144)	(2,805)	0
Interest Expenses on Lease Liabilities	0	0	0	0	932
Lease Payments	0	0	0	0	(3,280)

Balance as of December 31, 2019	42,586	238	336	43,160	42,557

In the 2019 financial year, IFRS 16 had the following effects on the statement of profit or loss:

in 000’ €	2019
Depreciation of Right-of-Use Assets	(2,805)
Interest Expenses on Lease Liabilities	(932)
Expenses for Short Term Leases	0
Expenses for Leases of Low Value Assets	(41)

Total	(3,778)

The maturity analysis of the lease liabilities as of December 31, 2019 is as follows.

December 31, 2019; in 000’ € Contractual Maturities of Financial Liabilities	Up to One Year	Between One and Five Years	More than Five Years	Total Contractual Cash Flows	Carrying Amount Liabilities
Lease Liabilities	3,515	13,460	33,883	50,858	42,557

The rental conditions for leases are negotiated individually and include different terms. Leases are generally concluded for fixed periods but may include extension options. Such contractual conditions offer the Group the greatest possible operational flexibility. In determining the term of the lease, all facts and circumstances are taken into account that provide an economic incentive to exercise extension options. If extension options are exercised with sufficient certainty, they are taken into account when determining the term of the contract. The leases contain fixed and variable lease payments linked to an index.

The Group has entered into a lease for a building in Boston and moved into the office on September 19, 2019, the commencement date according to IFRS 16. The minimum lease term of seven years results in a contractually agreed cash outflow of US$ 5.0 million (€ 4.4 million). The contract contains an extension option for five years and a lease incentive of US$ 0.7 million (€ 0.7 million).

The Group has entered into an additional lease for office space in Boston in January 2020. The minimum lease term of six and a half years results in a contractually agreed cash outflow of US$ 5.6 million (€ 5.0 million).

5.8	INTANGIBLE ASSETS

in 000’ €	Patents	Licenses	In-process R&D Programs	Software	Goodwill	Total
Cost
January 1, 2019	17,585	23,896	52,159	5,644	11,041	110,325

Additions	449	0	0	114	0	563

December 31, 2019	18,034	23,896	52,159	5,758	11,041	110,888

Accumulated Amortization and Impairment
January 1, 2019	13,646	21,369	15,140	5,440	7,365	62,960

Amortization Charge for the Year	1,209	72	0	211	0	1,492
Impairment	198	105	1,335	0	0	1,639

December 31, 2019	15,053	21,546	16,475	5,651	7,365	66,091

Carrying Amount
January 1, 2019	3,939	2,527	37,019	204	3,676	47,365

December 31, 2019	2,981	2,350	35,684	107	3,676	44,798

Cost
January 1, 2018	16,995	23,896	52,159	5,853	11,041	109,944

Additions	590	0	0	55	0	645
Disposals	0	0	0	(264)	0	(264)

December 31, 2018	17,585	23,896	52,159	5,644	11,041	110,325

Accumulated Amortization and Impairment
January 1, 2018	12,326	20,897	0	5,198	3,676	42,097

Amortization Charge for the Year	1,320	112	0	506	0	1,938
Impairment	0	360	15,140	0	3,689	19,189
Disposals	0	0	0	(264)	0	(264)

December 31, 2018	13,646	21,369	15,140	5,440	7,365	62,960

Carrying Amount
January 1, 2018	4,669	2,999	52,159	655	7,365	67,847

December 31, 2018	3,939	2,527	37,019	204	3,676	47,365

In the 2019 financial year, € 0.3 million of impairment losses were recognized on patents and licenses. In the 2018 financial year, € 0.4 million of impairment losses were recognized on licenses. In the 2017 financial year, € 0.1 million of impairment losses were recognized on patents and licenses.

As of December 31, 2019, in-process research and development programs were subject to an impairment test as required by IAS 36. This test indicated a need for impairment. Further details on the impairment of in-process research and development programs can be found in Note 5.8.3.

The carrying amount of intangible assets pledged as security was € 11.7 million and relates to a government grant in the amount of € 1.5 million.

Amortization was included in the following line items of profit or loss.

in 000’ €	2019	2018	2017
Research and Development	1,444	1,822	1,958
Research and Development (Impairment)	1,639	19,189	9,864
Selling	11	25	0
General and Administrative	37	91	103

Total	3,131	21,127	11,925

5.8.1	PATENTS

In the 2019 financial year, the carrying amount of patents declined by € 0.9 million from € 3.9 million to € 3.0 million. This decline resulted from additions amounting to € 0.4 million for patent applications, particularly for proprietary programs and technologies, which were offset by straight-line amortization of € 1.2 million and impairments of € 0.2 million.

5.8.2	LICENSES

In the 2019 financial year, the carrying amount of licenses declined by € 0.2 million from € 2.5 million to € 2.3 million as a result of scheduled amortization and impairment.

5.8.3	IN- PROCESS R&D PROGRAMS

The carrying amount of in-process R&D programs decreased by € 1.3 million to € 35.7 million in 2019. This decline was due to an impairment in the amount of € 1.3 million (see information on the Lanthio Group).

As of December 31, 2019, this balance sheet item included capitalized payments from the in-licensing of a compound for the Proprietary Development segment, as well as milestone payments made for this compound at a later date. A compound obtained through an acquisition was also included.

TAFASITAMAB

As an intangible asset with indefinite useful life (no foreseeable limit to the period over which this compound is expected to generate cash flows) and a carrying amount of € 23.9 million, tafasitamab was subject to an annual impairment test on September 30, 2019, as required by IAS 36. The recoverable amount of the tafasitamab cash-generating unit was determined on the basis of value-in-use calculations, which concluded that the recoverable amount of the cash-generating unit exceeded its carrying amount. The cash flow forecasts took into account expected cash inflows from the potential commercialization of tafasitamab, the cash outflows for anticipated research and development, and the costs for tafasitamab’s commercialization. The cash flow forecasts are based on the period of patent protection for tafasitamab. For this reason, a planning horizon of approximately 20 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.2 (2018: 1.2) and WACC before taxes of 10.1% (2018: 10.0%). A detailed sensitivity analysis was performed for the discount rate. A sensitivity analysis for changes in the cash flows was not performed since the cash flows from research and development and the commercialization of the compound have already been probability-adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. The analysis did not reveal any need for impairment. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios, as well as external sources of information. No indicators of impairment were identified on December 31, 2019.

LANTHIO GROUP

On September 30, 2019, an intangible asset not yet available for use (MOR107) from the Lanthio Group acquisition was subject to an annual impairment test. The cash flow forecasts included planned cash inflows from the potential sale of compounds based on lanthipeptides expected to achieve market approval. These cash inflows were offset by expected operating expenses for compound development and clinical trials as well as sales and administrative expenses. The duration and likelihood of individual stages of the study were also taken into consideration. Cash flow forecasts are based on a period of 30 years as the Management Board believes that after the successful approval of compounds, the drugs that follow can generate free cash flows within that period of time. The recoverable amount resulting from the adjusted cash flow forecast of the cash-generating unit Lanthio Group, which is part of the Proprietary Development segment, was determined on the basis of value-in-use calculations. The value-in-use amounted to € 12.1 million, which was below the carrying amount of the cash-generating unit, resulting in an impairment of € 1.3 million for in-process R&D programs. After impairment, the carrying amount of in-process R&D programs amounted to € 11.7 million. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). On the basis of the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.2 (2018: 1.2) and WACC before taxes of 11.3% (2018: 11.5%). A detailed sensitivity analysis was performed with regard to the discount rate. A sensitivity analysis for changes in the cash flows has not been performed since the cash flows had already been probability-adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. This analysis did not reveal the need for any additional impairment. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios as well as external sources of information.

No indicators for additional impairments were identified as of December 31, 2019.

5.8.4	SOFTWARE

In the 2019 financial year, additions to this balance sheet item totaled € 0.1 million. The carrying amount decreased by € 0.1 million from € 0.2 million in 2018 to € 0.1 million in 2019. Additions were offset by amortization of € 0.2 million.

5.8.5	GOODWILL

The annual goodwill impairment test was performed on September 30, 2019.

SLONOMICS TECHNOLOGY

As of September 30, 2019, goodwill of € 3.7 million from the 2010 acquisition of Sloning BioTechnology GmbH was subject to an impairment test as required by IAS 36. The recoverable amount of the cash-generating unit Slonomics technology, which is part of the Partnered Discovery segment, was determined on the basis of value-in-use calculations. The calculation showed that the value-in-use was higher than the carrying amount of the cash-generating unit. The cash flow forecasts took into account future free cash flows from the contribution of the Slonomics technology to partnered programs. The cash flow forecasts are based on a period of ten years because the Management Board believes that commercialization through licensing agreements, milestone payments, and royalties is only feasible by means of medium- to long-term contracts. For this reason, a planning horizon of ten years is considered appropriate for the value-in-use calculation. The cash flow forecasts are largely based on the assumption that the Slonomics technology is very beneficial for customers. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated ten-year cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.2 (2018: 1.2), WACC before taxes of 9.4% (2018: 9.6%) and a perpetual growth rate of 1% (2018: 1%). A detailed sensitivity analysis was performed for the growth rate and the discount rate for calculating value-in-use. The sensitivity analysis took into account the change in one assumption, with the remaining assumptions remaining unchanged from the original calculation. A sensitivity analysis for changes in the cash flows has not been performed since the cash flows have already been probability-adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. This analysis did not reveal any need for impairment. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios as well as external sources of information.

No indicators for impairment were identified as of December 31, 2019.

5.9	INVESTMENTS AT FAIR VALUE, WITH CHANGES RECOGNIZED IN OTHER COMPREHENSIVE INCOME

This item concerns investments in adivo GmbH, Martinsried, Germany, and Vivoryon Therapeutics AG, Halle (Saale), Germany.

In July 2018, MorphoSys AG acquired a 19.9% stake in adivo GmbH in the context of start-up financing. MorphoSys made a cash contribution of € 9,458 and a contribution in kind of € 350,000. The contribution in kind comprised the adivo brand and a license for a fully synthetic canine-based antibody library. The fair value as of December 31, 2019 was € 0.4 million (December 31, 2018: € 0.2 million).

In July 2019, MorphoSys and Vivoryon Therapeutics AG announced an agreement under which MorphoSys received an exclusive license option for Vivoryon’s small molecule QPCTL inhibitors in the field of oncology. In return, MorphoSys took a minority stake in Vivoryon as part of a capital increase planned for the end of 2019. This capital increase was executed on October 24, 2019 through the issue of a total of 7,674,106 ordinary bearer shares. The increase was recorded in the commercial register on October 25, 2019. MorphoSys acquired a 13.4% stake in Vivoryon through the subscription of 2,673,796 ordinary bearer shares valued at € 15.0 million. As of December 31, 2019, the fair value of the investment was valued at € 13.7 million.

	Currency	Stake in %	Equity in Domestic Currency	Profit / Loss for the Year in Domestic Currency
adivo GmbH, Martinsried, Germany	€	19.9	120,581	(276,947)
Vivoryon Therapeutics AG, Haale (Saale), Germany	€	13.4	1,542,624	(7,703,473)

In the financial years 2019 and 2018, neither dividends from the investments were recognized in profit or loss nor were reclassifications of gains or losses within equity made.

Vivoryon Therapeutics AG is listed on an active market, so the fair value of this investment is determined by means of the stock market price on a reporting date. No observable market data is available for the determination of the fair value of the investment in adivo GmbH. The change in the investment in adivo GmbH is shown below.

in 000’ €	2019	2018
Opening Balance	232	0
Additions	0	359
Disposals	0	0
Through Other Comprehensive Income	155	(127)
Through Profit or Loss	0	0

Closing Balance	387	232

The significant unobservable input parameters used in the measurement of the investment in adivo GmbH were corporate planning assumptions, the probability-weighted estimate of cash flows and the discount rate. From the information currently available, a material change in corporate planning is not considered likely and therefore the cash flow forecasts used are considered suitable for determining the fair value. A change in the pre-tax WACC of +/–1.0% would cause a € 0.1 million lower or € 0.1 million higher amount of equity. A sensitivity analysis for changes in cash flows was not performed because the cash flows have already been probability-adjusted in the fair value calculation to reflect the probabilities of success in the various stages of development. There are no significant relationships between the significant unobservable input parameters.

5.10	PREPAID EXPENSES AND OTHER ASSETS, NET OF CURRENT PORTION

This balance sheet item included the non-current portion of prepaid expenses and other assets. The decline in prepaid expenses mainly resulted from the offset as of January 1, 2019, of prepaid rent for the premises in Semmelweisstrasse 7 in Planegg against the right-of-use asset due to the application of IFRS 16. Further information can be found in Notes 2.1.2.

The Group classified certain line items in other assets as “restricted cash” that are not available for use in the Group’s operations (see Notes 2.8.1 and 5.1). As of December 31, 2019, the Group held non-current restricted cash in the amount of € 0.8 million for issued rent deposits (December 31, 2018: € 0.7 million) and of less than € 0.1 million for convertible bonds granted to employees (December 31, 2018: € 0.1 million). As of December 31, 2019, € 0.2 million were deposited as collateral by MorphoSys US Inc.

This line item consists of the following:

in 000’ €	12/31/2019	12/31/2018
Prepaid Expenses, Net of Current Portion	134	2,199
Other Current Assets	1,002	783

Total	1,136	2,982

6 Notes to Equity and Liabilities of the Balance Sheet

6.1	ACCOUNTS PAYABLE AND ACCRUALS

Accounts payable and licenses payable were non-interest-bearing and, under normal circumstances, have payment terms of no more than 30 days.

Accounts payable are listed in the table below.

in 000’ €	12/31/2019	12/31/2018
Trade Accounts Payable	10,655	7,215
Licenses Payable	357	184
Accruals	44,971	36,530
Other Liabilities	1,059	832

Total	57,042	44,761

Accruals mainly included provisions for external laboratory services in the amount of € 24.4 million (December 31, 2018: € 26.2 million), accrued personnel expenses from payments to employees and management in the amount of € 14.0 million (December 31, 2018: € 5.1 million), provisions for outstanding invoices in the amount of € 5.6 million (December 31, 2018: € 2.8 million), legal fees of € 0.3 million (December 31, 2018: € 1.5 million), audit fees and other related costs of € 0.7 million (December 31, 2018: € 0.5 million) and license payments of € 0.1 million (December 31, 2018: € 0.1 million).

At the Company’s Annual General Meeting in May 2019, the PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, was appointed as the auditor. The Supervisory Board engaged PwC GmbH to audit the financial statements.

In the 2019 financial year, PwC GmbH received total fees from MorphoSys of € 1,191,435, including fees for audit services of € 872,785 and fees for other assurance services in connection with a comfort letter of € 318,650. PwC GmbH did not provide tax advisory services and other services in 2019.

6.2	TAX PROVISIONS AND OTHER PROVISIONS

As of December 31, 2019, the Group recorded tax provisions and other provisions of € 0.4 million (2018: € 0.4 million).

Tax provisions mainly consisted of income tax expenses and other provisions included primarily expenses for personnel recruitment.

As of December 31, 2019, tax provisions and other provisions were uncertain in their amount and were expected to be utilized in 2020.

The table below shows the development of tax provisions and current and non-current other provisions in the 2019 financial year.

in 000’ €	01/01/2019	Additions	Utilized	Released	12/31/2019
Tax Provisions	208	0	113	0	95
Other Provisions	184	1,074	714	198	346

Total	392	1,074	827	198	441

6.3	CONTRACT LIABILITIES

Contract liabilities related to transaction prices paid by customers that were allocated to unfulfilled performance obligations as of December 31, 2019. It is expected that current contract liabilities will be realized in the 2020 financial year and non-current contract liabilities mainly in the 2021 financial year. The changes in this item are set out below.

in 000’ €	2019	2018
Opening Balance before Application of IFRS 15	-	1,695

Application of IFRS 15	-	(1,135)

Opening Balance after Application of IFRS 15	952	560

Prepayments Received in the Fiscal Year	6,070	2,386
Revenues Recognized in the Reporting Period that was included in the Contract Liability at the Beginning of the Period	(794)	(306)
Revenues Recognized for Received Prepayments and Services Performed in the Fiscal Year	(4,542)	(1,688)

Closing Balance	1,686	952

thereof short-term	1,571	794
thereof long-term	115	158

6.4	OTHER LIABILITIES

As of December 31, 2018, other liabilities exclusively consisted of the accrued amount related to the rent-free period for the building located at Semmelweisstrasse 7, Planegg, as agreed in the lease contract. This item was released over the contractually agreed minimum rent period.

As of December 31, 2018, the current portion amounting to € 0.1 million of this liability was included in the item accounts payable and accruals.

As of January 1, 2019, both positions were offset against the right-of-use asset due to the application of IFRS 16. Further information can be found in Notes 2.1.2.

6.5	STOCKHOLDERS’ EQUITY

6.5.1	COMMON STOCK

As of December 31, 2019, the Company’s common stock, including treasury shares, amounted to € 31,957,958, representing an increase of € 118,386 compared to the level of € 31,839,572 as of December 31, 2018. Each share of common stock grants one vote. Common stock increased by € 118,386 or 118,386 shares as a result of the exercise of 118,386 convertible bonds granted to the Management Board and former employees. The weighted-average exercise price of the exercised convertible bonds was € 31.88.

6.5.2	AUTHORIZED CAPITAL

Compared to December 31, 2018, the number of authorized ordinary shares increased from 14,684,291 to 14,843,488. At the Annual General Meeting on May 22, 2019, new Authorized Capital 2019-I in the amount of € 159,197 was created. Under the Authorized Capital 2019-I, the Management Board was authorized, with the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions by a total of up to €159,197 by issuing up to 159,197 new no-par-value bearer shares until and including the date of April 30, 2024.

Pursuant to the Company’s articles of association, the shareholders may authorize the Management Board to increase the share capital with the consent of the Supervisory Board within a period of five years by issuing shares for a specific total amount referred to as authorized capital (Genehmigtes Kapital), which is a concept under German law that enables the company to issue shares without going through the process of obtaining an additional shareholders’ resolution. The aggregate nominal amount of the authorized capital created by the shareholders may not exceed half of the share capital existing at the time of registration of the authorized capital in the commercial register.

6.5.3	CONDITIONAL CAPITAL

The number of ordinary shares of conditional capital compared to December 31, 2018 decreased from 6,459,146 to 6,340,760 shares due to the exercise of 118,386 conversion rights in 2019. The reduction in ordinary shares of conditional capital through the exercise of 118,386 conversion rights was recorded in the commercial register in January 2020.

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

In the years 2019 and 2018, the Group did not repurchase any of its own shares. The composition and development of this line item are listed in the following table.

	Number of Shares	Value
As of 12/31/2010	79,896	9,774
Purchase in 2011	84,019	1,747,067
As of 12/31/2011	163,915	1,756,841
Purchase in 2012	91,500	1,837,552
As of 12/31/2012	255,415	3,594,393
Purchase in 2013	84,475	2,823,625
As of 12/31/2013	339,890	6,418,018
Purchase in 2014	111,000	7,833,944
As of 12/31/2014	450,890	14,251,962
Purchase in 2015	88,670	5,392,931
Transfer in 2015	(104,890)	(3,816,947)
As of 12/31/2015	434,670	15,827,946
Purchase in 2016	52,295	2,181,963
Transfer in 2016	(90,955)	(3,361,697)
As of 12/31/2016	396,010	14,648,212
Transfer in 2017	(76,332)	(2,821,231)
As of 12/31/2017	319,678	11,826,981
Transfer in 2018	(38,642)	(1,428,208)
As of 12/31/2018	281,036	10,398,773
Transfer in 2019	(55,236)	(2,041,523)
As of 12/31/2019	225,800	8,357,250

As of December 31, 2019, the Company held 225,800 shares of treasury stock valued at € 8,357,250, representing a decline of € 2,041,523 compared to December 31, 2018 (281,036 shares; € 10,398,773). The reason for this decline was the transfer of 52,328 shares of treasury stock to the Management Board and Senior Management Group from the 2015 Long-Term Incentive Plan (LTI Plan) in the amount of € 1,934,043. The vesting period for this LTI program expired on April 1, 2019, and the beneficiaries had or have the option within eight months to receive a total of 52,328 shares.

In addition, 2,908 shares of treasury stock valued at €107,480 were transferred to related parties. As a result, the number of MorphoSys shares owned by the Company as of December 31, 2019, was 225,800 (December 31, 2018: 281,036). The repurchased shares may be used for all of the purposes named in the authorization granted by the Annual General Meeting on May 23, 2014, particularly for existing and future employee stock option programs and/or to finance acquisitions. The shares may also be redeemed.

6.5.5	ADDITIONAL PAID-IN CAPITAL

On December 31, 2019, additional paid-in capital amounted to € 628,176,568 (December 31, 2018: € 619,908,453). The total increase of € 8,268,115 resulted mainly from the allocation of personnel expenses resulting from share-based payments in the amount of € 6,654,470, as well as the exercise of convertible bonds in the amount of € 3,655,168. There was an offsetting effect from the reclassification of shares of treasury stock related to the allocation of shares under the 2015 performance-based share plan in the amount of € 1,934,043 and the allocation of shares of treasury stock to related parties in the amount of € 107,480.

6.5.6	REVALUATION RESERVE

Since January 1, 2018, this equity line item is no longer reported due to the adoption of the new standard for financial instruments IFRS 9.

6.5.7	OTHER COMPREHENSIVE INCOME RESERVE

Reporting the line item “other comprehensive income reserve” began as of January 1, 2018. As of December 31, 2019, this reserve contains changes in the fair value of equity instruments recognized directly in equity in the amount of € -1,160,160 (December 31, 2018: € -127.458) as well as currency gains from consolidation in the amount of € 75,332 (December 31, 2018: currency losses of € -83,432). The currency gains and losses from consolidation include exchange rate differences from the revaluation of the financial statements of Group companies in foreign currencies and the differences between the exchange rates used in the balance sheet and profit or loss.

6.5.8	ACCUMULATED DEFICIT

The consolidated net loss for the year of € 103,014,058 is reported under “accumulated deficit”. As a result, the accumulated deficit increased from € 152,765,728 in the year 2018 to € 255,779,786 in 2019.

7 Remuneration System for the Management Board and Employees of the Group

7.1	STOCK OPTION PLANS

7.1.1	2017 STOCK OPTION PLAN

On April 1, 2017, MorphoSys established a stock option plan (SOP) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries). In accordance with IFRS 2, the program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2017, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.

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

If a member of the Management Board loses his or her position at MorphoSys Group through termination (or the Management Board member terminates the service contract), resignation, death, injury, disability or the attainment of retirement age (receipt of a standard retirement pension, early-retirement pension or disability pension, as long as the requirements for the disability pension entitlement are met) or under other circumstances subject to the Supervisory Board’s discretion, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of subscription rights.

If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB), all unexercised stock options will be forfeited without any entitlement to compensation.

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period.

As of April 1, 2017, a total of 81,157 stock options had been granted to the beneficiaries, of which 40,319 had been granted to the Management Board (further details can be found in the “Stock Options” table in Note 7.5 “Related Parties”), 37,660 to the Senior Management Group and 3,178 to selected Company employees who do not belong to the Senior Management Group. The original number of stock options granted was based on 100% target achievement. Based on the achievement of performance criteria to date, the target achievement is expected to be 130.9%. For performance criteria that have not yet been met, 100% target achievement is assumed. Under this assumption, the total number of subscription rights to be exercised, i.e., the total number of shares to be issued at the end of the four-year vesting period/performance period would currently increase to 95,222 shares. The fair value of the stock options on the grant date (April 1, 2017) was € 21.41 per stock option. In the period from the grant date to December 31, 2019, seven beneficiaries left MorphoSys, resulting in the forfeiture of 8,398 stock options. For the calculation of personnel expenses resulting from share-based payment under the 2017 Stock Option Plan, the assumption is that two beneficiaries would leave the Company during the four-year period. This assumption was updated since 2018.

In 2019, personnel expenses from stock options under the Group’s 2017 SOP amounted to € 252,393 (2018: € 436,154).

7.1.2	2018 STOCK OPTION PLAN

On April 1, 2018, MorphoSys established a stock option plan (SOP) for the Management Board, the Senior Management Group and selected Company employees who are not members of the Senior Management Group (beneficiaries). In accordance with IFRS 2, the program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2018, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.

The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 81.04.

MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, issuing treasury shares or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2025.

If a member of the Management Board loses his or her position at MorphoSys Group prior to the end of the four-year vesting period/performance period, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of subscription rights.

If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB), all unexercised stock options will be forfeited without any entitlement to compensation.

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

As of April 1, 2018, a total of 67,778 stock options had been granted to beneficiaries, of which 29,312 had been granted to the Management Board (further details can be found in the “Stock Options” table in Note 7.5 “Related Parties”), 34,276 to the Senior Management Group and 4,190 to selected Company employees who do not belong to the Senior Management Group. The stated number of stock options granted is based on 100% target achievement. Based on the achievement of performance criteria to date, the target achievement is expected to be 105.9%. For performance criteria that have not yet been met, 100% target achievement is assumed. Under this assumption, the total number of subscription rights to be exercised, i.e., the total number of shares to be issued at the end of the four-year holding period/performance period would currently increase to 68,341 shares. The fair value of the stock options on the grant date (April 1, 2018) was € 30.43 per stock option. In the period from the grant date to December 31, 2019, four beneficiaries left MorphoSys, resulting in the forfeiture of 2,443 stock options. For the calculation of personnel expenses resulting from share-based payment under the 2018 Stock Option Plan, the assumption is that four beneficiaries would leave the Company during the four-year period.

In 2019, personnel expenses from stock options under the Group’s 2018 SOP amounted to € 704,954 (2018: € 925,635).

7.1.3	2019 STOCK OPTION PLAN

On April 1, 2019, MorphoSys established a stock option plan (SOP) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries). In accordance with IFRS 2, the program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2019, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.

The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 87.86.

MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, issuing treasury shares or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2026.

If a member of the Management Board loses his or her position at MorphoSys Group prior to the end of the four-year vesting period/performance period, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of subscription rights.

If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB), all unexercised stock options will be forfeited without any entitlement to compensation.

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

As of April 1, 2019, a total of 76,482 stock options had been granted to beneficiaries, of which 31,395 had been granted to the Management Board (further details can be found in the “Stock Options” table in Note 7.5 “Related Parties”), 38,005 to the Senior Management Group and 7,082 to selected Company employees who do not belong to the Senior Management Group. The stated number of stock options granted is based on 100% target achievement. The fair value of the stock options on the grant date was € 31.81 per stock option. In the period from the grant date to December 31, 2019, one beneficiary had left MorphoSys, resulting in the forfeiture of 267 stock options. For the calculation of personnel expenses resulting from share-based payment under the 2019 Stock Option Plan, the assumption is that four beneficiaries would leave the Company during the four-year period.

On October 1, 2019, MorphoSys established a further stock option plan (SOP) for one member of the Management Board. The terms and conditions were identical to those of the program established on April 1, 2019. A total of 57,078 stock options were granted. The exercise price is € 106.16. The fair value of the stock options on the grant date was € 35.04 per stock option.

In 2019, personnel expenses from stock options under the Group’s 2019 SOP amounted to € 1,718,087.

The fair value of the stock options from the 2017, 2018 and 2019 stock option plans was determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters of each program are listed in the table below.

	April 2017 Stock Option Plan	April 2018 Stock Option Plan	April 2019 Stock Option Plan	October 2019 Stock Option Plan
Share Price on Grant Date in €	55.07	81.05	85.00	98.10
Exercise Price in €	55.52	81.04	87.86	106.16
Expected Volatility of the MorphoSys share in %	37.49	35.95	37.76	38.02
Expected Volatility of the Nasdaq Biotech Index in %	25.07	25.10	18.61	18.17
Expected Volatility of the TecDAX Index in %	16.94	17.73	26.46	24.82
Performance Term of Program in Years	4.0	4.0	4.0	4.0
Dividend Yield in %	n/a	n/a	n/a	n/a
Risk-free Interest Rate in %	between 0.03 and 0.23	between 0.02 and 0.15	between 0.02 and 0.13	between 0.0 and 0.02

7.2	2013 CONVERTIBLE BOND PROGRAM

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

The table below shows the development of the convertible bond programs for Group employees in the 2019, 2018 and 2017 financial years.

	Convertible Bonds	Weighted- average Price (€)
Outstanding on January 1, 2017	436,585	31.88
Granted	0	0.00
Exercised	0	0.00
Forfeited	(261,015)	31.88
Expired	0	0.00
Outstanding on December 31, 2017	175,570	31.88

Outstanding on January 1, 2018	175,570	31.88
Granted	0	0.00
Exercised	(32,537)	31.88
Forfeited	0	0.00
Expired	0	0.00
Outstanding on December 31, 2018	143,033	31.88

Outstanding on January 1, 2019	143,033	31.88
Granted	0	0.00
Exercised	(118,386)	31.88
Forfeited	0	0.00
Expired	0	0.00
Outstanding on December 31, 2019	24,647	31.88

From the grant date until December 31, 2019, one beneficiary left MorphoSys and, therefore, 13,414 convertible bonds were forfeited. As of December 31, 2019, the number of vested convertible bonds totaled 24,647 shares (December 31, 2018: 143,033 shares; December 31, 2017: 175.570 shares).

The following overview includes the weighted-average exercise price as well as information on the contract duration of significant groups of convertible bonds as of December 31, 2019.

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (in Years)	Weighted- average Exercise Price (€)	Number Exercisable	Weighted- average Exercise Price (€)
€ 25.00 - € 40.00	24,647	0.25	31.88	24,647	31.88
	24,647	0.25	31.88	24,647	31.88

The Group recognized personnel expenses resulting from convertible bonds on a straight-line basis in accordance with IFRS 2 and IAS 32.28. The equity component of the convertible bonds is presented separately under additional paid-in capital. The corresponding amount was recognized as personnel expenses from convertible bonds. Compensation expenses related to convertible bonds amounted to € 0 in 2019, € 0 in 2018 and € 287,601 in 2017.

7.3	LONG-TERM INCENTIVE PROGRAMS

7.3.1	2014 LONG -TERM INCENTIVE PLAN

On April 1, 2014, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and the Senior Management Group (beneficiaries). The vesting period of this plan expired on April 1, 2018. In accordance with IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and is paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The key performance criteria are based on the absolute MorphoSys share price performance and the relative MorphoSys share price performance compared to the Nasdaq Biotechnology Index and the TecDAX Index. These criteria are approved annually by the Supervisory Board. The fulfillment of these criteria was set at 200% for one year, 54% for one year and 0% for two years. The Supervisory Board set the “company factor” at 1.0, meaning the number of performance shares to be allocated was scaled by a factor of 1.0. Based on these terms and the company factor, a total of 17,219 performance shares of MorphoSys AG was transferred to beneficiaries until October 10, 2018 after the expiration of the four-year vesting period. The Management Board received 6,969 performance shares (for further information, see the tables entitled “Shares” and “Performance Shares” in Note 7.5 “Related Parties”), the Senior Management Group received 8,216 performance shares and former members of the Management Board and Senior Management Group, who have since left the Company, received 2,034 performance shares.

In 2019, personnel expenses resulting from performance shares under the Group’s 2014 LTI Plan amounted to € 0 (2018: € 6,388; 2017: € 55,759).

7.3.2	2015 LONG-TERM INCENTIVE PLAN

On April 1, 2015, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and the Senior Management Group (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2019. The program is considered an equity-settled share-based payment in accordance with IFRS 2 and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria are based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 100% for one year, 94% for one year and 200% for two years. In addition, the Supervisory Board set a “company factor” as “1”, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 52,328 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period in the period ending December 31, 2019. In August 2019, the original six-month transfer period for the performance shares was extended from October 14, 2019 to December 31, 2019, which had no impact on the fair value of the performance shares and the period over which compensation expense is recognized. The Management Board received 19,815 performance shares (for further details, see the tables entitled “Shares” and “Performance shares” in Note 7.5 “Related parties”), the Senior Management Group received 18,798 performance shares. A total of 13,715 performance shares were granted to former members of the Management Board and the Senior Management Group who have since left the Company.

In 2019, personnel expenses resulting from performance shares under the Group’s 2015 LTI Plan amounted to € 6,714 (2018: € 109,511; 2017: € 201,608).

7.3.3	2016 LONG -TERM INCENTIVE PLAN

On April 1, 2016, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and the Senior Management Group (beneficiaries). In accordance with IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The grant date was April 1, 2016, and the vesting/performance period is four years. If the predefined key performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The number of performance shares vested each year will be reduced or increased to the extent that the performance criteria of the respective year have been achieved between only 50% and 99.9% (<100%) or the achievement of the performance criteria has exceeded 100% (maximum 200%). If in one year the performance criteria are met by less than 50%, no performance shares will become vested in that year. In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period.

At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries are free to choose the award date within this exercise period.

If the number of repurchased shares is not sufficient to service the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date.

If a member of the Management Board loses his or her position at MorphoSys Group due to termination (or if the Management Board member terminates the service contract), resignation, death, injury, disability, by reaching retirement age (receipt of a standard retirement pension, early-retirement pension or disability pension, as long as the requirements for the disability pension entitlement are met) or under other circumstances subject to the Supervisory Board’s discretion, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of performance shares.

If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares.

If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period.

A total of 68,143 treasury shares were allocated to beneficiaries on April 1, 2016, with 35,681 performance shares allocated to the Management Board (for further details see the tables entitled “Performance Shares” in Note 7.5 “Related parties”) and 32,462 performance shares to the Senior Management Group. The original number of performance shares allocated was based on the 100% target achievement of the performance criteria and a company factor of 1. Based on the achievement of performance criteria to date, the overall achievement of the target is expected to be 148.5%. For performance criteria that have not yet been met, 100% target achievement is assumed. Under this assumption, the total number of performance shares to be allocated at the end of the four-year vesting period/performance period would currently increase to 84,290 shares. The fair value of the performance shares on the grant date (April 1, 2016) was € 46.86 per share. No dividends were included in the determination of the fair value of the performance shares because the Group does not intend to distribute any dividends in the foreseeable future. From the grant date until December 31, 2019, nine beneficiaries left

MorphoSys, and therefore 10,998 performance shares were forfeited. For the calculation of the personnel expenses from share-based payment under the 2016 LTI Plan, it was initially assumed that one beneficiary would leave the Company during the four-year period. This assumption was updated in 2018.

In 2019, personnel expenses resulting from performance shares under the Group’s 2016 LTI Plan amounted to € 141,473 (2018: € 330,727; 2017: € 663,624).

7.3.4	2017 LONG-TERM INCENTIVE PLAN

On April 1, 2017, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries). In accordance with IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2017, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the Company’s general development. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period.

At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries are free to choose the award date within this exercise period.

If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date.

If a member of the Management Board loses his or her position at MorphoSys Group because of termination (or if the Management Board member terminates the service contract), resignation, death, injury, disability, by reaching retirement age (receipt of a standard retirement pension, early-retirement pension or disability pension, as long as the requirements for the disability pension entitlement are met) or under other circumstances subject to the Supervisory Board’s discretion, the Management Board member (or the member’s heirs) is entitled to performance shares determined on a precise daily pro rata basis.

If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares.

If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period.

A total of 31,549 treasury shares were allocated to beneficiaries on April 1, 2017, with 15,675 performance shares allocated to the Management Board (for further details see the table entitled “Performance Shares” in Note

7.5 “Related Parties”), 14,640 performance shares allocated to the Senior Management Group and 1,234 performance shares allocated to selected employees of the Company who are not members of the Senior Management Group. The original number of performance shares allocated was based on the 100% target achievement of the performance criteria and a company factor of 1. Based on the achievement of performance criteria to date, the overall achievement of the target is expected to be 155%. For performance criteria that have not yet been met, 100% target achievement is assumed. Under this assumption, the total number of performance shares to be allocated at the end of the four-year vesting period/performance period would currently increase to 48,832 shares. The fair value of the performance shares on the grant date (April 1, 2017) was € 70.52 per share. From the grant date until December 31, 2019, eight beneficiaries left MorphoSys, and therefore 1,711 performance shares were forfeited. For the calculation of the personnel expenses from share-based payment under the 2017 LTI Plan, the assumption is that two beneficiaries would leave the Company during the four-year period. This assumption was updated in 2018.

In 2019, personnel expenses resulting from performance shares under the Group’s 2017 LTI Plan amounted to € 323,165 (2018: € 558,446; 2017: € 1,026,037).

7.3.5	2018 LONG-TERM INCENTIVE PLAN

On April 1, 2018, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries). In accordance with IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2018, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period.

At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries are free to choose the award date within this exercise period.

If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date.

If a member of the Management Board loses his or her position at MorphoSys Group before the end of the vesting/performance period, the Management Board member (or the member’s heirs) is entitled to performance shares determined on a precise daily pro rata basis.

If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares.

If a cumulative absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of performance shares. Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay.

If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period.

As of April 1, 2018, a total of 20,357 treasury shares were allocated to beneficiaries with 8,804 performance shares allocated to the Management Board, 10,291 performance shares allocated to the Senior Management Group and 1,262 to performance shares allocated to selected employees of the Company who are not members of the Senior Management Group.

The original number of performance shares allocated was based on the 100% target achievement of the performance criteria and a company factor of 1. Based on the achievement of performance criteria to date, the overall achievement of the target is expected to be 105%. For performance criteria that have not yet been met, 100% target achievement is assumed. Under this assumption, the total number of performance shares to be allocated at the end of the four-year vesting period/performance period would currently increase to 21,163 shares. The fair value of the performance shares on the grant date (April 1, 2018) was € 103.58 per share. From the grant date until December 31, 2019, four beneficiaries left MorphoSys, resulting in the forfeiture of 703 performance shares. For the calculation of personnel expenses from share-based payment under the 2018 LTI Plan, the assumption is that four beneficiaries would leave the Company during the four-year period.

In 2019, personnel expenses resulting from performance shares under the Group’s 2018 LTI Plan amounted to € 720,764 (2018: € 946,346).

7.3.6	2019 LONG-TERM INCENTIVE PLAN

On April 1, 2019, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries). In accordance with IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2019, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year vesting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries.

If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date.

If a member of the Management Board loses his or her position at MorphoSys Group before the end of the vesting/performance period, the Management Board member (or the member’s heirs) is entitled to performance shares determined on a precise daily pro rata basis.

If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares.

If a cumulative absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of performance shares. Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay.

If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period.

As of April 1, 2019, a total of 22,763 treasury shares were allocated to beneficiaries with 9,347 performance shares allocated to the Management Board, 11,306 performance shares allocated to the Senior Management Group and 2,110 to performance shares allocated to selected employees of the Company who are not members of the Senior Management Group. The stated number of shares allocated is based on the 100% target achievement of the performance criteria and a company factor of 1. The fair value of the performance shares on the grant date was € 106.85 per share. From the grant date until December 31, 2019, one beneficiary left MorphoSys resulting in the forfeiture of 137 performance shares. For the calculation of personnel expenses from share-based payment under the 2019 LTI Plan, the assumption is that four beneficiaries would leave the Company during the four-year period.

In 2019, personnel expenses resulting from performance shares under the Group’s 2019 LTI Plan amounted to € 1,294,974.

The fair value of the performance shares from the Long-Term Incentive Plans 2015 until 2019 has been determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters of each program are listed in the table below.

	April 2016 Long-Term Incentive Program	April 2017 Long-Term Incentive Program	April 2018 Long-Term Incentive Program	April 2019 Long-Term Incentive Program
Share Price on Grant Date in €	43.28	55.07	81.05	85.00
Exercise Price in €	n/a	n/a	n/a	n/a
Expected Volatility of the MorphoSys share in %	34.64	37.49	35.95	37.76
Expected Volatility of the Nasdaq Biotech Index in %	23.39	25.07	25.1	18.61
Expected Volatility of the TecDAX Index in %	17.01	16.94	17.73	26.46
Performance Term of Program in Years	4.0	4.0	4.0	4.0
Dividend Yield in %	n/a	n/a	n/a	n/a
Risk-free Interest Rate in %	0.05	between 0.03 and 0.23	between 0.02 and 0.15	between 0.02 and 0.13

7.3.7	MORPHOSYS US INC. – 2019 LONG-TERM INCENTIVE PROGRAM

On April 1, 2019, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the President and selected employees of MorphoSys US Inc. (beneficiaries). In accordance with IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The plan has a term of four years and comprises four one-year performance periods. If the predefined performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US Inc. during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. After the end of each one-year performance period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries.

If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the average market price of one share of the Company in the XETRA closing auction on the Frankfurt Stock Exchange during the 30 trading days preceding the grant of the performance shares.

If a beneficiary loses his or her position or ends his or her employment at MorphoSys US Inc. before the end of the performance period, the beneficiary will be entitled to performance shares determined on a precise daily pro rata basis for performance periods that have ended or started.

As of April 1, 2019, a total of 14,283 treasury shares has been allocated to US beneficiaries, of which 5,065 treasury share were granted to the President and 9,218 to selected employees of MorphoSys US Inc. The stated number of shares allocated is based on 100% target achievement. The fair value of the performance shares on December 31, 2019 was € 126.80 per share. From April 1 to December 31, 2019, one US beneficiary had left MorphoSys US Inc. resulting in the forfeiture of 1.815 performance shares. For the calculation of personnel expenses resulting from share-based payment under the 2019 LTI Plan, the assumption is that one beneficiary would leave the Company during the four-year period.

In 2019, personnel expenses resulting from performance shares under the MorphoSys US Inc.’s 2019 LTI Plan amounted to € 1,076,158.

7.3.8	SHARE PLAN

On September 10, 2018, MorphoSys established a share plan for one employee of MorphoSys US Inc. In accordance with IFRS 2, this program was considered a share-based payment program with settlement in equity instruments (treasury shares of MorphoSys AG). The grant date was September 25, 2018. The fair value at the grant date was € 91.90 per share and the vesting period was one year. The total number of shares granted was calculated by dividing the total plan value of US$ 370,000 by the average XETRA share price on the Frankfurt Stock Exchange over the 30 trading days prior to the start date of the program (€ 102.95). As a result, the share plan thus comprised a maximum of 3,104 shares. With the end of the vesting period in 2019, all 3,104 shares were transferred to the beneficiary.

7.4	MORPHOSYS US INC. – RESTRICTED STOCK UNIT PLAN (RSUP)

On October 1, 2019, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). According to IFRS 2, the program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a Restricted Stock Unit Plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are fully met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries.

MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted.

If a beneficiary loses his or her position or terminates his or her employment with MorphoSys US Inc. prior to the end of a one-year performance period, the beneficiary loses his or her entitlement to a pro rata number of performance shares in the relevant one-year performance period and for future performance periods. The beneficiary retains the entitlements from previously completed one-year performance periods.

As of October 1, 2019, 14,990 “Restricted Shares” were granted to US beneficiaries. The stated number of shares granted is based on 100% target achievement. The fair value of the performance shares as of October 1, 2019 was € 98.10 per share. From October 1, 2019 to December 31, 2019, no US beneficiary had left MorphoSys US Inc. and therefore no restricted shares were forfeited. For the calculation of personnel expenses resulting from share-based payment under the 2019 LTI Plan, the assumption is that one beneficiary would leave the Company during the four-year period.

In 2019, personnel expenses resulting from performance shares under the MorphoSys US Inc.’s 2019 RSUP amounted to € 296,415.

7.5	RELATED PARTIES

Related parties that can be influenced by the Group or can have a significant influence on the Group can be divided into subsidiaries, members of the Supervisory Board, members of management in key positions and other related entities.

The Group engages in business relationships with members of the Management Board and Supervisory Board as related parties responsible for the planning, management and monitoring of the Group. In addition to cash compensation, the Group has granted the Management Board convertible bonds and performance shares. The tables below show the shares, stock options, convertible bonds and performance shares held by the members of the Management Board and Supervisory Board, as well as the changes in their ownership during the 2019 financial year.

SHARES
	01/01/2019	Additions	Sales	12/31/2019
Management Board
Dr. Jean-Paul Kress [1]	-	0	0	0
Jens Holstein	17,017	39,808	37,308	19,517
Dr. Malte Peters	12,818	0	9,505	3,313
Dr. Markus Enzelberger	1,676	1,837	1,837	1,676
Dr. Simon Moroney [2]	483,709	0	0	-

Total	515,220	41,645	48,650	24,506

Supervisory Board
Dr. Marc Cluzel	500	250	0	750
Dr. Frank Morich	1,000	0	0	1,000
Michael Brosnan	0	0	0	0
Sharon Curran [3]	-	0	0	0
Dr. George Golumbeski	0	0	0	0
Wendy Johnson	500	0	0	500
Krisja Vermeylen	350	0	0	350

Total	2,350	250	0	2,600

STOCK OPTIONS
	01/01/2019	Additions	Forfeitures	Exercises	12/31/2019
Management Board
Dr. Jean-Paul Kress [1]	-	57,078	0	0	57,078
Jens Holstein	14,673	6,936	0	0	21,609
Dr. Malte Peters	14,673	6,936	0	0	21,609
Dr. Markus Enzelberger	11,742	6,936	0	0	18,678
Dr. Simon Moroney [2]	22,395	10,587	0	0	-

Total	63,483	88,473	0	0	118,974

CONVERTIBLE BONDS
	01/01/2019	Additions	Forfeitures	Exercises	12/31/2019
Management Board
Dr. Jean-Paul Kress [1]	-	0	0	0	0
Jens Holstein	30,000	0	0	30,000	0
Dr. Malte Peters	0	0	0	0	0
Dr. Markus Enzelberger	0	0	0	0	0
Dr. Simon Moroney [2]	88,386	0	0	0	-

Total	118,386	0	0	30,000	0

PERFORMANCE SHARES
	01/01/2019	Additions	Forfeitures	Allocations [4]	12/31/2019
Management Board
Dr. Jean-Paul Kress [1]	-	0	0	0	0
Jens Holstein	17,936	2,065	0	7,308	12,693
Dr. Malte Peters	5,132	2,065	0	0	7,197
Dr. Markus Enzelberger	7,031	2,065	0	1,837	7,259
Dr. Simon Moroney [2]	27,050	3,152	0	0	-

Total	57,149	9,347	0	9,145	27,149

[1]	Dr. Jean-Paul Kress has joined the Management Board of MorphoSys AG on September 1, 2019.
[2]

Dr. Simon Moroney resigned from the management board and his function as Chief Executive Officer as of August 31, 2019. Changes in the number of shares after resignation from the Management Board of MorphoSys AG are not presented in the tables.

[3]	Sharon Curran has joined the Supervisory Board of MorphoSys AG on June 14, 2019.
[4]	Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year waiting period.

The Supervisory Board of MorphoSys AG does not hold any stock options, convertible bonds or performance shares.

The remuneration system for the Management Board is intended to encourage sustainable, results-oriented corporate governance. The Management Board’s total remuneration consists of several components, including fixed compensation, an annual cash bonus that is dependent upon the achievement of corporate targets (short-term incentives – STI), variable compensation components with long-term incentives (LTI) and other remuneration components. Variable remuneration components with long-term incentive consist of Long-Term Incentive plans (LTI Plan) from previous years and the current year, a convertible bond program from 2013 and stock option plans from the prior and current years. The members of the Management Board additionally receive fringe benefits in the form of benefits in kind, essentially consisting of a company car and insurance premiums. All total remuneration packages are reviewed annually by the Remuneration and Nomination Committee and compared to an annual Management Board remuneration analysis to check the scope and appropriateness of the remuneration packages. The amount of remuneration paid to members of the Management Board is based largely on the duties of the respective Management Board member, the financial situation and the performance and business outlook for the Company versus its competition. All resolutions on adjustments to the overall remuneration packages are passed by the plenum of the Supervisory Board. The Management Board’s total remuneration package and the index-linked pension contracts were thoroughly reviewed and then adjusted by the Supervisory Board in 2019.

If a Management Board member’s service contract terminates due to death, the member’s spouse or life partner is entitled to the fixed monthly salary for the month of death and the 12 months thereafter. In the event of a change of control, Management Board members are entitled to exercise their extraordinary right to terminate their service contracts and receive any outstanding fixed salary and the annual bonus for the remainder of the agreed contract period, but at least 200% of the annual gross fixed salary and the annual bonus. Moreover, in such a case, all stock options and performance shares granted will become vested immediately and can be exercised after the expiration of the statutory vesting periods. A change of control has occurred when (i) MorphoSys transfers assets or a substantial portion of its assets to unaffiliated third parties, (ii) MorphoSys merges with an unaffiliated company, (iii) an agreement pursuant to Section 291 AktG is entered into with MorphoSys as a dependent company, MorphoSys is integrated under Section 319 AktG or (iv) a shareholder or third party holds 30% or more of MorphoSys’s voting rights.

Whereas the management report presents the remuneration of the Management Board and Supervisory Boards as members in key management positions in accordance with the provisions of the German Corporate Governance Code, the following tables show the expense-based view in accordance with IAS 24.

MANAGEMENT BOARD REMUNERATION FOR THE YEARS 2019 AND 2018 (IAS 24):

	Dr. Jean-Paul Kress Chief Executive Officer		Jens Holstein Chief Financial Officer		Dr. Malte Peters Chief Development Officer
	Appointment: September 1, 2019
	2018	2019	2018	2019	2018	2019
Fixed Compensation	0	233,333	402,235	418,324	397,800	413,712
Fringe Benefits	0	93,551	46,725	44,090	30,613	32,892
One -Year Variable Compensation	0	196,000	337,877	351,392	334,152	347,518
One-Time Bonus	0	1,000,000	0	500,000	-	500,000

Total Short-Term Employee Benefits (IAS 24.17 (a))	0	1,522,884	786,837	1,313,806	762,565	1,294,122

Service Cost	0	44,965	111,233	114,224	76,190	77,787

Total Benefit Expenses – Post-Employment Benefits (IAS 24.17 (b))	0	44,965	111,233	114,224	76,190	77,787

Termination Benefits	0	0	0	0	0	0
Total Termination Benefits (IAS 24.17 (d))	0	0	0	0	0	0

One-Time Bonus in Shares	0	0	358,857	0	354,900	0
Multi-Year Variable Compensation 1:
2014 Long-Term Incentive Program (Vesting Period 4 Years)	0	0	994	0	0	0
2015 Long-Term Incentive Program (Vesting Period 4 Years)	0	0	18,257	1,180	0	0
2016 Long-Term Incentive Program (Vesting Period 4 Years)	0	0	56,632	22,320	0	0
2017 Long-Term Incentive Program (Vesting Period 4 Years)	0	0	68,437	34,457	68,437	34,457
2018 Long-Term Incentive Program (Vesting Period 4 Years)	0	0	91,595	66,087	91,595	66,087
2019 Long-Term Incentive Program (Vesting Period 4 Years)	0	0	0	97,952	0	97,952
2017 Stock Option Plan (Vesting Period 4 Years)	0	0	53,441	26,906	53,441	26,906
2018 Stock Option Plan (Vesting Period 4 Years)	0	0	89,593	64,642	89,593	64,642
2019 Stock Option Plan (Vesting Period 4 Years)	0	422,919	0	97,978	0	97,978

Total Share-Based Payment (IAS 24.17 (e))	0	422,919	737,806	411,522	657,966	388,022

Total Compensation	0	1,990,768	1,635,876	1,839,552	1,496,721	1,759,931

Dr. Markus Enzelberger Chief Scientific Officer		Dr. Simon Moroney [2] Chief Executive Officer		Total
		Resignation: August 31, 2019
2018	2019	2018	2019	2018	2019
321,300	334,152	542,074	372,154	1,663,409	1,771,675
31,211	31,365	32,654	28,304	141,203	230,202
269,892	280,688	455,343	328,859	1,397,264	1,504,457
-	200,000	0	-	0	2,200,000

622,403	846,205	1,030,071	729,317	3,201,876	5,706,334

68,515	69,805	158,788	107,263	414,726	414,044

68,515	69,805	158,788	107,263	414,726	414,044

0	104,483	0	1,086,602	0	1,191,085
0	104,483	0	1,086,602	0	1,191,085

286,650	0	483,616	-	1,484,023	0
			0
0	0	1,452	-	2,446	0
0	0	26,657	1,723	44,914	2,903
0	0	86,435	36,266	143,067	58,586
105,222	23,301	104,449	74,654	346,545	166,869
91,595	74,512	140,040	167,489	414,825	374,175
0	123,292	0	336,791	0	655,987
82,185	18,199	81,566	58,298	270,633	130,309
89,593	72,888	136,980	163,791	405,759	365,963
0	123,284	0	336,772	0	1,078,931

655,245	435,476	1,061,195	1,175,784	3,112,212	2,833,723

1,346,163	1,455,969	2,250,054	3,098,966	6,728,814	10,145,186

[1]

The fair value was determined pursuant to the regulations of IFRS 2 „share-based payment“. This table shows the pro-rata share of personnel expenses resulting from share-based payment for the respective financial year. Further details can be found in Sections 7.1, 7.2 und 7.3.

[2]

Dr. Simon Moroney resigned from the management board and his function as Chief Executive Officer as of August 31, 2019. Due to his many years of service for the Company, the Supervisory Board decided that

Dr. Simon Moroney will be entitled not only to a pro-rated share but to the entire long-term share-based compensation components granted (stock options and performance shares) – provided that all other conditions of the plans are fulfilled.

In the years 2019 and 2018, there were no other long-term benefits in accordance with IAS 24.17 (c) accruing to the Management Board or Supervisory Board. No benefits upon termination of service in accordance with IAS 24.17 (d) were accrued for the Supervisory Board in the years 2019 and 2018.

On October 1, 2019, the new CEO Dr. Jean-Paul Kress (CEO since September 1, 2019) was granted stock options valued at € 1,500,000.00 and an additional one-time, sign-on stock option package worth € 500,000.00 for a total of 57,078 stock options.

In 2019, the total remuneration for the Supervisory Board, excluding reimbursed travel costs, amounted to € 633,597 (2018: € 525,428).

SUPERVISORY BOARD REMUNERATION FOR THE YEARS 2019 AND 2018:

	Fixed Compensation		Attendance Fees [1]		Total Compensation
in €	2019	2018	2019	2018	2019	2018
Dr. Marc Cluzel	104,210	76,742	44,400	32,400	148,610	109,142
Dr. Frank Morich	70,926	61,004	33,600	23,200	104,526	84,204
Michael Brosnan	51,284	28,961	34,000	18,600	85,284	47,561
Sharon Curran [2]	27,791	-	11,600	-	39,391	-
Dr. George Golumbeski	51,284	28,961	31,600	25,200	82,884	54,161
Wendy Johnson	47,618	46,160	35,600	37,400	83,218	83,560
Krisja Vermeylen	57,284	49,916	32,400	24,400	89,684	74,316
Dr. Gerald Möller [3]	-	36,558	-	11,800	-	48,358
Klaus Kühn [3]	-	17,326	-	6,800	-	24,126

Total	410,397	345,628	223,200	179,800	633,597	525,428

[1]	The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.
[2]	Sharon Curran has joined the Supervisory Board of MorphoSys AG on June 14, 2019.
[3]	Dr. Gerald Möller and Klaus Kühn have left the Supervisory Board of MorphoSys AG on May 17, 2018.

No other agreements currently exist with present or former members of the Supervisory Board.

As of December 31, 2019, the Senior Management Group held 100,832 stock options (December 31, 2018: 72,604 stock options), 11,233 convertible bonds (December 31, 2018: 11,233 convertible bonds) and 63,786 performance shares (December 31, 2018: 83,660 performance shares), granted by the Company. On December 31, 2019, the President of MorphoSys US Inc. held 5,065 performance shares (December 31, 2018: 0 performance shares) granted to him by the Company.

In 2019, a new stock option plan and a new performance share program were issued to the Senior Management Group (see Notes 7.1.3 and 7.3.6), as well as a new performance share program to the President of MorphoSys US Inc. (see Note 7.3.7).

On April 1, 2019, the Senior Management Group was allocated 18,798 shares under the 2015 LTI Plan and had the option to receive these shares within eight months. As of December 31, 2019, the Senior Management Group exercised the option for 18,798 shares.

8 Additional Notes

8.1	OBLIGATIONS ARISING FROM LEASES AND OTHER CONTRACTS

The future minimum payments under non-terminable leases of low value assets, contracts for insurances and other services as of December 31, 2019 are shown in the table below.

in 000’ €	Leases of Low Value Assets	Other	Total
Up to One Year	59	1,235	1,294
Between One and Five Years	41	297	338
More than Five Years	0	0	0

Total	100	1,532	1,632

Additionally, the future payments shown in the table below may become due for outsourced studies after December 31, 2019. These amounts could be shifted or substantially lower due to changes in the study timeline or premature study termination.

in million €	Total 2019
Up to One Year	64.4
Between One and Five Years	100.3
More than Five Years	0.0

Total	164.7

8.2	CONTINGENT ASSETS/CONTINGENT LIABILITIES

Contingent liabilities are potential obligations from past events that exist only when the occurrence of one or more uncertain future events – beyond the Company’s control – is confirmed. Current obligations can represent a contingent liability if it is not probable enough that an outflow of resources justifies the recognition of a provision. Moreover, it is not possible to make a sufficiently reliable estimate of the sum of obligations.

The Management Board is unaware of any proceedings that may result in a significant obligation for the Group or lead to a material adverse effect on the Group’s net assets, financial position or results of operations.

If certain milestones are achieved in the Proprietary Development segment (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 287 million related to regulatory events or the achievement of sales targets. The next milestone payments of US$ 37.5 million are anticipated to occur in the next 12 months.

Milestone payments to MorphoSys may be triggered by the achievement of specific milestones by one of our partners (submitting an investigational new drug (IND) application for specific target molecules or the transfer of technology, among others) in the Partnered Discovery segment. As the timing and achievement of such milestones are uncertain, further details cannot be published.

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

On January 31, 2019, MorphoSys announced that it had resolved its dispute with Janssen Biotech and Genmab A/S. The parties agreed to drop their counterclaims in connection with the litigation. MorphoSys withdrew its claims of alleged patent infringement against Janssen Biotech and Genmab A/S and agreed not to appeal against the court order of January 25, 2019. Janssen and Genmab withdrew their counterclaims against MorphoSys.

8.3	CORPORATE GOVERNANCE

The Group has submitted the Declaration of Conformity with the recommendations of the Government Commission on the German Corporate Governance Code for the 2018 financial year under Section 161 of the German Stock Corporation Act (AktG). This declaration was published on the Group’s website (www.morphosys.com) on November 29, 2019 and made permanently available to the public.

8.4	RESEARCH AND DEVELOPMENT AGREEMENTS

The Group has entered numerous research and development agreements as part of its proprietary research and development activities and its partnered research strategy. The following information describes the agreements that have a material effect on the Group and the developments under the research and development agreements in the 2019 financial year.

8.4.1	PROPRIETARY DEVELOPMENT SEGMENT

In the Proprietary Development segment, partnerships are entered into as part of the Group’s strategy to develop proprietary drugs in its core areas of oncology and inflammatory diseases. Partnerships currently exist with (in alphabetical order) Galapagos, GlaxoSmithKline, I-Mab Biopharma, Immatics Biotechnologies, MD Anderson Cancer Center, Novartis and Xencor.

In November 2008, MorphoSys and Galapagos announced a long-term drug discovery and co-development cooperation aimed at exploring novel mechanisms for the treatment of inflammatory diseases and developing antibody therapies against these diseases. The agreement covers all activities ranging from the probing of target molecules to the completion of clinical trials for novel therapeutic antibodies. After demonstrating clinical efficacy in humans, the programs may be out-licensed to partners for further development, approval and commercialization. Both MorphoSys and Galapagos contributed their core technologies and expertise to this alliance. Along with the use of its adenovirus-based platform to explore new target molecules for the development of antibodies, Galapagos provided access to already identified target molecules that are associated with bone and joint diseases. MorphoSys provided access to its antibody technologies used to generate fully human antibodies directed against these target molecules. Under the terms of the agreement, Galapagos and MorphoSys will share the research and development costs. In July 2014, the collaboration advanced into the preclinical development of MOR106, an antibody from MorphoSys’ next-generation library Ylanthia directed against a novel Galapagos target molecule.

On July 19, 2018, MorphoSys announced an exclusive global agreement between MorphoSys and Galapagos with Novartis Pharma AG for the development and commercialization of MOR106. Under the agreement, the companies will work together to significantly expand the existing development plan for MOR106. Novartis exclusively holds all rights to the product’s commercialization resulting from the agreement. With the signing of the agreement, all future research, development, manufacturing and commercialization costs for MOR106 will be borne by Novartis. As part of this agreement, Novartis will explore the potential of MOR106 in other indications beyond atopic dermatitis. In addition to receiving financing from Novartis for the current and future development of the MOR106 program, MorphoSys and Galapagos jointly received a payment of € 95 million. Of this amount, MorphoSys recognized its 50% share of that amount – € 47.5 million – as revenue in 2018. MorphoSys and Galapagos will continue to jointly receive significant milestone payments of up to approximately US$ 1 billion (based on the current euro-dollar exchange rate at the time the agreement was signed) when specific development, regulatory, commercial and revenue milestones are met. MorphoSys and Galapagos also stand to jointly receive tiered royalties ranging from a low 10% to a low 20% of net sales. According to their 2008 agreement, MorphoSys and Galapagos will share equally in all payments (50/50). In October 2019, MorphoSys,

Galapagos and Novartis announced a stop in the clinical development of MOR106 in atopic dermatitis. The decision was based on the results of a benefit-based interim analysis of the IGUANA phase 2 study. The three parties are currently evaluating the future strategy for MOR106.

In June 2013, MorphoSys announced it had entered into a global agreement with GlaxoSmithKline (GSK) for the development and commercialization of otilimab. Otilimab is MorphoSys’s proprietary HuCAL antibody against the GM-CSF target molecule. Under the agreement, GSK assumes responsibility for the compound’s entire development and commercialization. MorphoSys has already received a payment of € 22.5 million under this agreement and, next to tiered double-digit royalties on net sales, is still eligible to receive additional payments from GSK of up to € 423 million, depending on the achievement of certain developmental stages, as well as regulatory, commercial and revenue-related milestones. GSK is clinically investigating otilimab in rheumatoid arthritis and, in July 2019, started a phase 3 development program in this indication. The treatment of the first patients in this program triggered a milestone payment of € 22.0 million to MorphoSys.

In 2017, MorphoSys announced it had signed an exclusive regional licensing agreement with I-Mab Biopharma to develop and commercialize MOR202 in China, Taiwan, Hong Kong and Macau. MOR202 is MorphoSys’s proprietary antibody targeting CD38. MorphoSys is currently evaluating MOR202 in Europe in a phase 1/2 study in multiple myeloma and in a phase 1/2 study in an inflammatory autoimmune disease of the kidneys. Under the terms of the agreement, I-Mab Biopharma has the exclusive right for the later development and commercialization of MOR202 in the agreed regions. MorphoSys received a payment of US$ 20.0 million and is also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to roughly US$ 100 million. In addition, MorphoSys will be entitled to receive double-digit, staggered royalties on net revenue of MOR202 in the agreed regions. I-Mab is evaluating MOR202/TJ202 in a pivotal phase 2 trial initiated in March 2019 as a third-line therapy in r/r multiple myeloma and in a phase 3 trial in combination with lenalidomide as a second-line therapy in multiple myeloma initiated in April 2019.

In 2018, MorphoSys announced the completion of an exclusive strategic development collaboration and regional licensing agreement with I-Mab Biopharma for the MOR210 antibody. MOR210 is a preclinical antibody candidate developed by MorphoSys against C5aR with the potential for development in immuno-oncology. I-Mab has exclusive rights to develop and market MOR210 in China, Hong Kong, Macao, Taiwan and South Korea, while MorphoSys retains the rights for the rest of the world. Under the terms of the agreement, I-Mab will exercise the exclusive rights to develop and market MOR210 in its contracted territories. With the support of MorphoSys, I-Mab will undertake and fund all global development activities, including clinical trials in China and the United States, to clinical proof of concept in cancer medicine. MorphoSys received a payment of US$ 3.5 million and is further eligible to receive performance-related clinical and sales-based milestone payments of up to US$ 101.5 million. MorphoSys recognized the payment of US$ 3.5 million (€ 3.1 million) as revenue in 2018. In addition, MorphoSys will receive tiered royalties in the mid-single-digit percentage range of net sales on the contracted territory of I-Mab. In return for conducting a successful clinical proof of concept trial, I-Mab is entitled to low-single-digit royalties on net sales of MOR210 outside the I-Mab territory, as well as staggered shares of proceeds from the further out-licensing of MOR210.

In August 2015, MorphoSys announced a strategic alliance with the German company Immatics Biotechnologies GmbH in the field of immuno-oncology. The alliance was formed to develop novel antibody-based therapies against a variety of cancer antigens that are recognized by T cells. The alliance agreement gives MorphoSys access to several of Immatics’s proprietary tumor-associated peptides (TUMAPs) and, in return, Immatics receives the right to develop MorphoSys’s Ylanthia antibodies against several TUMAPs. The companies will pay each other milestone payments and royalties on commercialized products based on the companies’ development progress.

In June 2014, MorphoSys and Merck KGaA announced an agreement to identify and develop therapeutic antibodies against target molecules of the class of immune checkpoints. Under this agreement, both MorphoSys and Merck Serono, the biopharmaceutical division of Merck, intended to co-develop therapies for triggering the immune system to attack tumors. In April 2019, Merck announced that the joint development and license agreement would be terminated in the second quarter of 2019. As a result, the active collaboration was terminated in 2019 and the respective rights reverted to the partners.

In May 2016, MorphoSys and the MD Anderson Cancer Center from the University of Texas announced a long-term strategic alliance. Within the scope of this alliance, MorphoSys is applying its Ylanthia technology platform and, together, they are working to identify, validate and develop novel anti-cancer antibodies through to clinical proof of concept by researching targets in a variety of oncology indications. MD Anderson in cooperation with MorphoSys will conduct early clinical studies of therapeutic antibody candidates, after which MorphoSys has the option to continue developing selected antibodies for its own proprietary pipeline.

In June 2010, MorphoSys AG and the US-based biopharmaceutical company Xencor signed an exclusive global licensing and cooperation agreement under which MorphoSys receives exclusive global licensing rights to tafasitamab the antibody for the treatment of cancer and other indications. The companies jointly conducted a phase 1/2a trial in the US in patients with chronic lymphocytic leukemia. MorphoSys is solely responsible for further clinical development after the successful completion of the phase 1 clinical trial. Upon signing the license and cooperation agreement, Xencor received a payment of US$ 13.0 million (approx. € 10.5 million) from MorphoSys, which was capitalized under in-process R&D programs. Xencor is entitled to development, regulatory and commercially-related milestone payments as well as tiered royalties on product sales.

8.4.2	PARTNERED DISCOVERY SEGMENT

Through its commercial partnerships in the Partnered Discovery segment, MorphoSys receives various types of payments that are spread over the duration of the agreements or recognized in full as revenue as predefined targets and milestones are reached. These payments include payments upon signature, annual license fees in exchange for access to MorphoSys’s technologies and payments for funded research to be performed by MorphoSys on behalf of the partner. MorphoSys is also entitled to development-related milestone payments and royalties on product sales for specific antibody programs.

Prior to the 2019 financial year, active collaborations with a number of partners had already ended. However, drug development programs initiated in the active phase are designed so that they can be continued by the partner and, therefore, still result in performance-based payments for the achievement of the defined milestones.

Partnerships in the Partnered Discovery segment that ended before the beginning of 2019 but where drug development programs were still being pursued include (in alphabetical order): Bayer AG, Boehringer Ingelheim, Fibron Ltd. (transfer of contract from Prochon Biotech Ltd.), Janssen Biotech, Novartis, OncoMed Pharmaceuticals (fully acquired in April 2019 by Mereo BioPharma Group), Pfizer and Roche.

Partnerships that were still active in 2019 include (in alphabetical order): GeneFrontier Corporation/Kaneka, Sosei Heptares and LEO Pharma.

In MorphoSys’s strategic alliance with LEO Pharma, which has been in place since 2016, the two companies are working together to discover and develop antibody-based therapies for dermatology. This alliance was expanded in 2018 to include peptide-derived therapeutics with the goal of identifying novel, peptide-derived drugs for treating diseases with a high unmet medical need. This expansion represents a valuable addition to the development pipelines of both companies.

The Group’s alliance with Novartis AG for the research and development of biopharmaceuticals came to an end in November 2017. The companies’ collaboration began in 2004 and led to the creation of several ongoing therapeutic antibody programs against a number of diseases. MorphoSys receives performance-based milestones contingent upon the successful clinical development and regulatory approval of several products. In addition to these payments, MorphoSys is also entitled to royalties on any future product sales.

8.5	SUBSEQUENT EVENTS

On January 13, 2020, we and Incyte Corporation announced that both companies entered into a collaboration and license agreement to further develop and commercialize MorphoSys’ proprietary anti-CD19 antibody tafasitamab globally. Under the terms of the agreement, we will receive an upfront payment of US$ 750 million. In addition, Incyte has made an equity investment into MorphoSys of US$ 150 million in new American Depositary Shares (ADS) of MorphoSys at a premium to the share price at signing of the agreement. Depending on the achievement of certain developmental, regulatory and commercial milestones, we will be eligible to receive milestone payments amounting to up to US$ 1.1 billion. We will also receive tiered royalties on ex-U.S. net sales of tafasitamab in a mid-teens to mid-twenties percentage range. In the U.S., MorphoSys and Incyte will co-commercialize tafasitamab, with MorphoSys leading the commercialization strategy and recording all revenues from sales of tafasitamab. Incyte and MorphoSys will be jointly responsible for commercialization activities in the U.S. and will share profits and losses on a 50:50 basis. Outside the U.S., Incyte will have exclusive commercialization rights, and will lead the commercialization strategy and record all revenues from sales of tafasitamab, paying MorphoSys royalties on ex-U.S. net sales. Furthermore, the companies will share development costs associated with global and U.S.-specific trials at a rate of 55% (Incyte) and 45% (MorphoSys); Incyte will cover 100% of the future development costs for trials that are specific to ex-U.S.countries. We have agreed to develop tafasitamab broadly in relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL), frontline DLBCL and in other indications beyond DLBCL, such as follicular lymphoma (FL), marginal zone lymphoma (MZL) and chronic lymphocytic leukemia (CLL). Incyte will be responsible for initiating a combination study of its PI3K delta inhibitor parsaclisib and tafasitamab in relapsed or refractory B cell malignancies. Incyte will also be responsible for leading any potential pivotal studies in CLL and for a phase 3 trial in r/r FL/MZL. We will continue to be responsible for our ongoing clinical studies with tafasitamab in non-Hodgkin’s lymphoma (NHL), CLL, r/r DLBCL and frontline DLBCL. We, together with Incyte, will share responsibility for initiating further global clinical trials. Incyte intends to pursue development in other territories, such as Japan and China. The agreement between MorphoSys and Incyte, including the equity investment, was subject to clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act as well as by the German and Austrian antitrust authorities. The agreement has received antitrust clearance on or before March 2, 2020, and became effective on March 3, 2020. The agreement becoming effective triggered the US$ 750 million upfront payment by Incyte to MorphoSys, as well as Incyte’s equity investment into MorphoSys of US$ 150 million in new American Depositary Shares (ADS) within the defined timelines.

On February 4, 2020 we announced the initiation of an expanded access program (EAP) in the U.S. for tafasitamab. The EAP may provide access to tafasitamab for use in patients with relapsed or refractory diffuse large B-cell lymphoma (r/r DLBCL) in combination with lenalidomide. According to the U.S. FDA, expanded access programs – sometimes called “compassionate use” – provide a pathway for a patient to receive an investigational medicine for a serious disease or condition. They are often made available when there are no comparable or satisfactory alternative therapies to treat the disease or condition; patient enrollment in clinical trials is not possible; potential patient benefit justifies the potential risk of treatment and providing the investigational medicine will not interfere with investigational trials that could support the medicine’s marketing approval for the treatment indication. To qualify for the tafasitamab EAP, patients with r/r DLBCL need to meet the EAP inclusion/exclusion criteria that are aligned with the MorphoSys’ L-MIND study. Treatment of DLBCL patients in the EAP is recommended with tafasitamab in combination with lenalidomide according to the treatment schedule in L-MIND. The EAP will be available for a limited time while the U.S. FDA reviews MorphoSys’ Biologics License Application (BLA) for tafasitamab. Requests for expanded access to tafasitamab must be made by a U.S. licensed, treating physician. The tafasitamab EAP will be administered by Clinigen Healthcare Ltd.

On March 2, 2020, we announced that the U.S. Food and Drug Administration (FDA) accepted filing of MorphoSys’ Biologics License Application (BLA) and granted priority review for tafasitamab, under review in combination with lenalidomide for the treatment of relapsed or refractory diffuse large B cell lymphoma (r/r

DLBCL).The FDA has set a Prescription Drug User Fee Act (PDUFA) goal date of August 30, 2020. The FDA has informed MorphoSys that they are not currently planning to hold an advisory committee meeting to discuss the application.

On March 4, 2020, MorphoSys announced that its Management Board, with the approval of the Supervisory Board, has resolved to increase the share capital of MorphoSys AG by issuing 907,441 new ordinary shares from the authorized capital 2017-I, excluding pre-emptive rights of existing shareholders, to implement the purchase of 3,629,764 American Depositary Shares (ADSs) by Incyte. Each ADS will represent 1/4 of a MorphoSys ordinary share. The new ordinary shares underlying the ADSs represent 2.84% of the registered share capital of MorphoSys prior to the consummation of the capital increase. Incyte’s purchase of ADSs in the aggregate amount of US$150 million is part of the consideration due under its collaboration and licensing agreement with MorphoSys for the further development and commercialization of MorphoSys’ investigational compound tafasitamab; the agreement has become effective upon receiving antitrust clearance. Incyte will purchase the 3,629,764 new ADSs at a price of $41.32 per ADS, including a premium of 20 percent on the volume-weighted average price of ADSs thirty days prior to execution of the collaboration and licensing agreement. Incyte has agreed, subject to limited exceptions, not to sell or otherwise transfer any of the new ADSs, which will represent 2.76% of the registered share capital of MorphoSys following the capital increase, for an 18-month period.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the Group’s net assets, financial position and results of operations, and the group management report provides a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the Group’s expected development.

Planegg, March 11, 2020

Dr. Jean-Paul Kress	Jens Holstein
Chief Executive Officer	Chief Financial Officer

Dr. Malte Peters
Chief Development Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
1*	Articles of Association of MorphoSys AG

2*	Description of Securities

4.1	Form of American Depository Receipt (included in Exhibit 4.3)

4.2	Form of Global Share Certificate for Ordinary Shares (English translation) (Incorporated by reference to the Registrant’s Registration Statement on Form F-1, File No. 333-223843, filed with the SEC on March 22, 2018)

4.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to the Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 333-130614) filed with the Securities and Exchange Commission on April 10, 2018)

4.4	Collaboration and License Agreement between Xencor, Inc. and MorphoSys AG dated June 27, 2010 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1/A, File No. 333-223843, filed with the SEC on April 11, 2018)†

4.5	First Amendment to Collaboration and License Agreement between Xencor, Inc. and MorphoSys AG dated March 23, 2012 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1, File No. 333-223843, filed with the SEC on March 22, 2018)†

4.6	Amended and Restated Research and License Agreement between Centocor, Inc. and MorphoSys AG dated December 22, 2004 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1/A, File No. 333-223843, filed with the SEC on April 16, 2018)†

4.7	First Amendment to Amended and Restated Research and License Agreement between Centocor, Inc. and MorphoSys AG dated November 7, 2006 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1/A, File No. 333-223843, filed with the SEC on April 11, 2018)†

4.8	Second Amendment to Amended and Restated Research and License Agreement between Centocor, Inc. and MorphoSys AG dated October 26, 2009 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1, File No. 333-223843, filed with the SEC on March 22, 2018)

4.9	Lease Agreement between GIP Grundbesitz Investitionsgesellschaft Planegg mbH & Co. KG and MorphoSys AG dated December 17, 2015 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1/A, File No. 333-223843, filed with the SEC on April 11, 2018)†

4.10*	Collaboration and License Agreement between Incyte Corporation and MorphoSys AG dated January 12, 2020

8.1*	List of Subsidiaries

12.1*	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed at the SEC herewith.

† Certain information omitted pursuant to a request for confidential treatment filed separately with the SEC.

Signatures

MorphoSys AG hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

MorphoSys AG (Registrant)

/s/ Dr. Jean-Paul Kress

Name: Dr. Jean-Paul Kress

Title: CEO and member of the Board of Management

Dated: March 18, 2020

1