Form 20-F
period 2020-12-31
MorphoSys AG
filed 2021-03-15
CIK 1340243

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Ordinary shares, no-par-value per share: 32,890,046 as of December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

•

the proposed clinical development pathway for our product candidates, and the acceptability of the results of such trials for regulatory approval of such product candidates by the U.S. Food and Drug Administration, or U.S. FDA, the European Medicines Agency, or EMA[1], or comparable foreign regulatory authorities;

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

•

our expectations regarding Monjuvi® (tafasitamab-cxix)’s ability to treat, in combination with lenalidomide, adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell treatment (ASCT), the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi;

•	our expectations regarding the future development of felzartamab (MOR202) in multiple myeloma and autoimmune indications, among those anti-PLA2R-autoantibody positive membranous nephropathy;

•	the effect of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations; and

•	the development of and projections relating to our competitors or our industry.

In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are our expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to our business, operations, strategy, goals and anticipated milestones, including our ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and our ability to obtain and maintain requisite regulatory approvals and to enroll patients in our planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi, our reliance on collaborations with third parties, estimating the commercial potential of our development programs and other risks indicated in the risk factors included in this report and other filings with the U.S. Securities and Exchange Commission.

[1]

For clarification purposes applying to whole document: the European Commission approves a product based on the recommendation of the European Medicines Agency (EMA) / Committee for Medicinal Products for Human Use (CHMP).

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

SUMMARY OF THE MATERIAL AND OTHER RISKS ASSOCIATED WITH OUR BUSINESS

Below is a summary of the material risks to our business, operations and the investment in our ADSs. This summary does not address all of the risks that we face. Risks and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading “Risk Factors” and should be carefully considered, together with other information in this annual report on Form 20-F in its entirety before making investment decisions regarding our ADSs.

•

Our business may be materially and adversely affected by the ongoing COVID-19 pandemic. The COVID-19 pandemic has had, and will likely continue to have, an impact on various aspects of our business and that of third parties on which we rely. The extent to which the COVID-19 pandemic impacts our business will depend in part on future developments, which are uncertain and unpredictable in nature.

•

We cannot assure you of the adequacy of our capital resources to successfully complete the development and commercialization of our product candidates, and a failure to obtain additional capital, if needed, could force us to delay, limit, reduce or terminate one or more of our product development programs or commercialization efforts.

•	We have incurred significant losses since inception and anticipate that we will continue to incur losses in the future.

•	Our operating results may fluctuate significantly in the future.

•

From time to time, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

•

A substantial portion of our historical revenues are from a limited number of strategic collaborations and partnerships, and the termination of these collaborations could have a material adverse effect on our business, financial condition and results of operations.

•	We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plan.

•

We have limited experience as a commercial company, and we may not be successful in our commercialization of Monjuvi. If we do not successfully commercialize Monjuvi for the treatment of adult patients with r/r DLBCL, our financial results and future prospects may be substantially harmed.

•	The commercial success of Monjuvi, and of any additional products, will depend upon the degree of market acceptance by physicians, patients, third-party payers and others in the medical community.

•

We are reliant on Incyte for the successful commercialization of tafasitamab outside of the United States. If Incyte does not successfully commercialize tafasitamab outside of the United States, our future prospects may be substantially harmed.

•

If we are unable to establish and maintain sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we may not be successful in commercializing our product candidates if and when they are approved.

•

If we are unable to advance our proprietary product candidates to clinical development, obtain regulatory approval for our product candidates, including for tafasitamab for additional indications or in additional geographies, and ultimately successfully commercialize them or experience significant delays in doing so, our business will be materially harmed.

•

We currently rely on third-party suppliers and single-source third-party CMOs for the manufacturing and distribution of our product candidates, and ourdependence on these third-parties may impair the development of our product candidates. Moreover, we rely on third-parties to produce commercial supplies of approved product candidate and our commercialization of any of our product candidates could be stopped, delayed or made less profitable if those third-parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices or fail to otherwise complete their duties in compliance with their obligations to us or in compliance with applicable laws. Service or supply failures, or other failures, business interruptions, or other disasters affecting the manufacturing facilities of any party participating in the supply chain, would adversely affect our ability to supply our product candidates and products.

•	We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products.

•

Even if we, or any future collaborators, are able to commercialize any product candidate that we, or they, develop, the product may become subject to unfavorable pricing regulations or third-party payor coverage and reimbursement policies, any of which could materially harm our business.

•	We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our shares.

•	Holders of our ADSs may not be able to participate in any future preemptive subscription rights issues or to elect to receive dividends in shares, which may cause dilution to their holdings.

•

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs or our ordinary shares.

•

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

•	U.S. holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

•	The interpretation of the treatment of ADSs by the German tax authorities is subject to change.

•	We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

•	We will continue to incur increased costs as result of being a public company.

•	U.S. investors may have difficulty enforcing civil liabilities against our company and members of our Supervisory Board and Management Board and the experts named in this report.

•	The rights of shareholders in a stock corporation subject to German law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

•

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our shares.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data.

Consolidated Net Profit/Loss for the Period

In 2020, the net result for the period amounted to € 97.9 million (2019: € -103.0 million).

STATEMENT OF PROFIT OR LOSS 1

in million €	2020	2019	2018	2017	2016
Revenues	327.7	71.8	76.4	66.8	49.7
Cost of Sales	(9.2)	(12.1)	(1.8)	0.0	0.0
Research and Development Expenses [2]	(141.4)	(108.4)	(106.4)	(113.3)	(94.0)
Selling Expenses [2]	(107.7)	(22.7)	(6.4)	(4.8)	(2.4)
General and Administrative Expenses [2]	(51.4)	(36.7)	(21.9)	(15.7)	(13.4)
Other Income/Expenses	9.4	0.2	1.0	(0.6)	0.2
EBIT	27.4	(107.9)	(59.1)	(67.6)	(59.9)
Finance Income/Expenses	(4.2)	0.5	(0.3)	(1.2)	0.1
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	(0.7)	0.9	(1.0)	0.0	0.0
Income Tax Benefit / (Expenses)	75.4	3.5	4.3	(1.0)	(0.5)
Consolidated Net Profit / (Loss)	97.9	(103.0)	(56.2)	(69.8)	(60.4)
Earnings per Share, basic and diluted (in €) [3]		(3.26)	(1.79)	(2.41)	(2.28)
Earnings per Share, basic (in €)	3.01	-	-	-	-
Earnings per Share, diluted (in €)	2.97	-	-	-	-
Shares Used in Computing Earnings per Share (in units), basic and diluted [3]		31,611,155	31,338,948	28,947,566	26,443,415
Shares Used in Computing Earnings per Share (in units), basic	32,525,644	-	-	-	-
Shares Used in Computing Earnings per Share (in units), diluted	33,167,852	-	-	-	-
Dividends Declared per Share (in € and $)	-	-	-	-	-

[1]	Differences due to rounding.
[2]	In 2018, selling expenses were presented for the first time. In order to provide comparative information for the previous year, the figures for 2017 and 2016 have been adjusted accordingly.
[3]

Basic and diluted Earnings per Share are the same in each of the years ended December 31, 2019, 2018, 2017 and 2016, because the assumed exercise of outstanding stock options and convertible bonds would be anti-dilutive due to our consolidated net loss in the respective periods.

STATEMENT OF FINANCIAL POSITION DATA 1

in million €	12/31/2020	12/31/2019	12/31/2018	12/31/2017	12/31/2016
Assets
Current Assets	1,206.8	303.7	388.9	340.7	308.1
Non-current Assets [2]	452.7	192.7	149.9	74.7	155.5

Total	1,659.5	496.4	538.8	415.4	463.6

Equity and Liabilities
Current Liabilities [2]	200.5	61.6	45.9	47.7	38.3
Non-current Liabilities [2]	837.7	40.2	4.5	9.0	9.8
Stockholders’ Equity [3]	621.3	394.7	488.4	358.7	415.5

Total	1,659.5	496.4	538.8	415.4	463.6

[1]	Differences due to rounding.
[2]	Due to the first time adoption of IFRS 16 Leases in 2019, right-of-use assets and lease liabilities are included in these figures only since 2019.
[3]	Includes Common Stock as of December 31, 2020: € 32,890,046; December 31, 2019: € 31,957,958, December 31, 2018: € 31,839,572; December 31, 2017: € 29,420,785; December 31, 2016: € 29,159,770.

FINANCIAL SITUATION 1

in million €	2020	2019	2018	2017	2016
Net Cash Provided by/Used in Operating Activities [2]	35.3	(81.1)	(32.8)	(38.4)	(46.6)
Net Cash Provided by/Used in Investing Activities [2]	(879.6)	79.5	(177.8)	32.9	(80.8)
Net Cash Provided by/Used in Financing Activities	907.2	0.4	179.5	8.2	110.4
Cash and Cash Equivalents (as of 31 December)	109.8	44.3	45.5	76.6	73.9
Financial Assets at Fair Value through Profit or Loss [3]	287.9	20.5	44.6	0.0	0.0
Other Financial Assets at Amortized Cost, Current Portion [2]	649.7	207.7	268.9	0.0	0.0
Other Financial Assets at Amortized Cost, Net of Current Portion [3]	196.6	84.9	95.7	0.0	0.0
Available-for-sale Financial Assets [3]	0.0	0.0	0.0	86.5	63.4
Bonds, Available-for-sale [3]	0.0	0.0	0.0	0.0	6.5
Financial Assets Categorized as Loans and Receivables, Current Portion [3]	0.0	0.0	0.0	149.1	136.1
Financial Assets Categorized as Loans and Receivables, Net of Current Portion [3]	0.0	0.0	0.0	0.0	79.5

[1]	Differences due to rounding.
[2]

In 2020 cash inflows and outflows for derivative financial instruments were reclassified from operating activities to investing activities due to incorrect classification. The figures for 2019 and 2018 were adjusted accordingly.

[3]	Since 2018, due to the first time adoption of IFRS 9 Financial Instruments, the items representing liquidity are presented in different balance sheet items than in prior years.

B.	Capitalization and Indebtedness.

On October 16, 2020, we placed unsubordinated, unsecured convertible bonds maturing on October 16, 2025 for a nominal amount of € 325.0 million, divided into 3,250 bonds with a par value of € 100,000 each. The convertible bonds were issued at 100% of their nominal amount and carry a semi-annual coupon of 0.625% per year. We raised gross proceeds of € 325.0 million from the issuance of the convertible bonds; issue costs for this transaction equaled € 5.1 million.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the U.S. Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry, any of which could materially adversely affect our business, financial condition, or results of operations. The risks and uncertainties summarized and described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, prospects, financial condition and results of operations. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to the COVID-19 Pandemic

Our business may be materially and adversely affected by the ongoing COVID-19 pandemic. The COVID-19 pandemic has had, and will likely continue to have, an impact on various aspects of our business and that of third parties on which we rely. The extent to which the COVID-19 pandemic impacts our business will depend in part on future developments, which are uncertain and unpredictable in nature.

In December 2019, a novel strain of coronavirus (COVID-19) was reported and in March 2020, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 pandemic, which has continued to spread, and the related adverse public health developments, including orders to shelter-in-place, travel restrictions, and the imposition of additional requirements on businesses, have adversely affected workforces, organizations, healthcare communities, economies, and financial markets globally, leading to increased market volatility. It has also disrupted the normal operations of businesses across industries, including ours. As a result of the COVID-19 pandemic, we are experiencing disruptions in our operations and business, and those of third parties upon whom we rely. For instance, we are experiencing disruptions in the conduct of our clinical trials, manufacturing and commercialization efforts. We cannot reasonably assess or predict at this time the full extent of the negative impact that the COVID-19 pandemic and related effects may have on our business, financial condition, results of operations and cash flows. We expect to continue experiencing these disruptions in our operations and those of our third parties for an unknown period of time, as the trajectory of the COVID-19 pandemic remains uncertain and continues to evolve globally. These impacts, which may materially and adversely affect our business, include the following:

•

We are conducting a number of clinical studies across our programs in geographies which are affected by the COVID-19 pandemic. The COVID-19 pandemic has had, and will likely continue to have, an impact on various aspects of our clinical studies. Policies at various clinical sites and federal, state, local and foreign laws, rules and regulations are continuing to evolve, including through the implementation of quarantines and travel restrictions, and direction of healthcare resources toward pandemic response efforts. For instance, the availability of intensive care unit beds and related healthcare resources available to support activities unrelated to COVID-19 response have fluctuated with the incidence of severe cases of COVID-19 in the surrounding communities, and we anticipate that the availability of healthcare resources will continue to fluctuate and may become significantly constrained, with variability across geographies. The COVID-19 pandemic has disrupted the conduct of our ongoing clinical studies, with the result of slower patient enrollment and treatment as well as delays in post-treatment patient follow-up visits. It is unknown how long these disruptions could continue. Moreover, we are beginning to commercialize Monjuvi in the United States, and our ability to generate meaningful product revenue may be delayed. In addition to the constraints on healthcare systems and resources described above, which are also applicable in the commercial treatment context, we may experience decreased patient demand for our approved product during this period of disruption and increased uncertainty because potential patients may choose not to undergo treatment, or to delay treatment, with Monjuvi.

•

We currently rely on third parties to manufacture, perform quality testing, and ship our drug products for our clinical studies and support commercialization efforts. The third parties in our supply chain are subject to restrictions in operations arising from the COVID-19 pandemic, and in addition, a number of these third parties have experienced operational disruptions, which have affected activities necessary for our research, development, and commercialization efforts. These restrictions and disruptions in operations have also given rise to staffing shortages from time to time, which may result in production slowdowns and/or disruptions in delivery systems, potentially interrupting our supply chain and limiting our ability to manufacture drug product for our clinical studies and for commercial use. At this time, it is unknown how long these disruptions may continue, or the full extent of their impacts.

•

Health regulatory agencies globally may experience disruptions in their operations as a result of the COVID-19 pandemic. The U.S. FDA, EMA and comparable regulatory agencies may have slower response times or lack resources to continue to monitor our clinical studies or to engage in other activities related to review of regulatory submissions in drug development. As a result, review, inspection, and other timelines may be materially delayed for an unknown period of time. Any de-prioritization of our clinical studies or delay in regulatory review resulting from such disruptions could materially affect the development of our product candidates.

•

We have implemented policies at our locations to mitigate the risk of exposure to COVID-19 by our personnel, including restrictions on the number of staff in any given research and development laboratory or manufacturing facility, a work-from-home policy applicable to the majority of our personnel, and a phased approach to bringing personnel back to our locations over time. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. In addition, this could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, ethics committees, manufacturing sites, research or clinical study sites and other important agencies and contractors. Furthermore, since the onset of the COVID-19 pandemic, our employees and contractors conducting research and development activities have been limited in the activities that they may conduct, and will continue to be subject to policies restricting access to our laboratories for an extended period of time.

•

The trading prices for our shares of common stock and other biopharmaceutical companies have been highly volatile as a result of the economic volatility and uncertainty caused by the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of shares of our common stock or such sales may be on unfavorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the spread of the COVID-19 pandemic will materially and adversely affect our business, the value of our common stock, and our ability to operate under our operating plan and execute our strategy. Our business and operating plan have already been impacted by the COVID-19 pandemic, the associated governmental restrictions, and the resulting economic conditions, leading us to reduce and defer costs, adjust our priorities, timelines and expectations, and implement a revised operating plan in the first half of 2020 with the intention that it would enable us to advance our corporate strategy and pipeline during this period of uncertainty.

The extent of the impacts described above will depend on numerous evolving factors that we may not be able to accurately predict, including:

•	the duration, severity, and scope of the pandemic;

•	the effectiveness of governmental, business and individuals’ protocols and actions that have been and continue to be taken in response to the pandemic;

•	the impact of the pandemic on economic activity and actions taken in response;

•	the effect on patients, healthcare providers and business partners;

•	demand for our approved products, including as a result of reduced patient visits to healthcare providers, travel restrictions, social distancing, quarantines and other containment measures;

•

uncertainty as to when we will be able to resume normal clinical study enrollment and patient treatment activities, particularly at clinical study sites and qualified treatment centers located in highly impacted geographies as a result of disruptions at these sites;

•

the ability to obtain or deliver sufficient and timely supplies, given the disruptions to the production capabilities of our manufacturers and suppliers, particularly with respect to the priority given to the development and manufacture of COVID-19 vaccines;

•	our access to the debt and equity markets on satisfactory terms, or at all;

•	disruptions in regulatory oversight and actions, as a result of significant and unexpected resources expended to address the COVID-19 by regulators and industry professionals; and

•	any closures of our and our partners’ offices, operations and facilities.

The ultimate impact of the COVID-19 pandemic on our business operations is highly uncertain and subject to change and will depend on future developments which are difficult to predict, including the duration of the pandemic, the ultimate geographic spread of the disease, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and other actions taken to contain or address its impact in the short and long term, among others. We do not yet know the full extent of potential delays or impacts on our business, our commercialization efforts, our clinical studies, our research programs, healthcare systems or the global economy, and if the ultimate impact of the COVID-19 pandemic and the resulting uncertain economic and healthcare environment is more severe than we anticipated, we may not be able to execute on our current operating plan or on our strategy. If the duration of the COVID-19 pandemic and the associated period of business and social restrictions and economic uncertainty is longer than we anticipated, our cash, cash equivalents, and marketable securities may not be sufficient to fund the activities under our operating plan for the time period that we anticipated, and we may be required to revise our operating plan further. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section

Risks Related to Our Financial Condition

We cannot assure you of the adequacy of our capital resources to successfully complete the development and commercialization of our product candidates, and a failure to obtain additional capital, if needed, could force us to delay, limit, reduce or terminate one or more of our product development programs or commercialization efforts.

As of December 31, 2020, we had cash and cash equivalents, financial assets at fair value, with changes recognized in profit or loss, and current and non-current financial assets at amortized cost of € 1,244.0 million. We believe that we will continue to expend substantial resources for the foreseeable future developing our proprietary product candidates, including tafasitamab in additional indications. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, seeking regulatory approvals, as well as commercializing Monjuvi and launching and commercializing other products approved for sale, if any, and potentially acquiring new products. In addition, other unanticipated costs may arise. Because the outcome of our anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our proprietary product candidates.

Our future funding requirements will depend on many factors, including but not limited to:

•	the success of our commercialization efforts and market acceptance for Monjuvi or any of our current or future product candidates for which we receive marketing approval;

•

the costs of maintaining, expanding or contracting for sales, marketing and distribution capabilities in connection with commercialization of Monjuvi and any of our current or future product candidates for which we receive marketing approval;

•	the numerous risks and uncertainties associated with developing therapeutic product candidates;

•	the number and characteristics of product candidates that we pursue;

•	the rate of enrollment, the need to expand, the progress, the costs and the outcomes of our clinical trials, which may or may not meet their intended endpoints;

•	the timing of, and cost involved in, conducting non-clinical studies that are regulatory prerequisites to conducting clinical trials of sufficient duration for successful product registration;

•	the cost of manufacturing clinical supply and establishing a commercial supply of our product candidates and the cost of continued manufacturing of commercial supply of Monjuvi;

•

the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates if clinical trials are successful, including for obtaining regulatory approvals for tafasitamab for additional indications or in additional geographies;

•	the timing of, and costs involved in, conducting post-approval studies that may be required by regulatory authorities, including those required for Monjuvi;

•	the cost of commercialization activities for Monjuvi and our product candidates that are approved for sale, if any;

•

the terms and timing of any collaborative, licensing, or other arrangements that we may establish, including any required milestone and royalty payments thereunder and any non-dilutive funding that we may receive;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs, if any, and the outcome of any such litigation;

•	the timing, receipt, and amount of sales of, or royalties or milestones on, our existing products, including royalties from Janssen on sale of Tremfya® (guselkumab), and future products, if any; and

•	the costs to maintain the commercial organization including key executives needed for transformation.

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

We are a commercial-stage biopharmaceutical company. We have incurred significant losses since our inception, but our consolidated net profit for the year ended December 31, 2020 was €97.9 million. As of December 31,

2020, our accumulated deficit was approximately € 157.9 million. The probability of being profitable strongly depends on the commercial success of Monjuvi the continued commercial success of Tremfya, and successful development of our product candidates and we may continue to incur losses in the coming years as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved product candidates and add infrastructure and personnel to support our product development efforts and operations as a public company in the United States. These activities will continue and will therefore impact significantly our profit or loss and our working capital in the foreseeable future.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability. For example, our expenses could increase if we are required by the U.S. FDA or the EMA to perform trials in addition to those that we currently expect to perform, such as post-approval trials or if there are any delays in completing our currently planned clinical trials, the partnering process for our proprietary product candidates or in the development of any of our proprietary product candidates.

Our revenue to date has predominantly been recognized in licensing of commercial rights and our proprietary technology platforms, and by collecting milestone and royalty payments for our product candidates. Our ability to generate revenue and achieve profitability in the future depends in large part on our ability, alone or with our collaborators and partners, to successfully commercialize Monjuvi and our other current and any future approved products, and successfully complete the development of and obtain the necessary regulatory approvals for our current and any future product candidates. We may never succeed in these activities and may never generate revenue from product sales that is significant enough to achieve profitability. In addition, our revenues depend in part on the activities of our partners, over which we have no control, in respect of pursuing research and clinical trial activities and, where marketing approval has been granted and we have not retained commercialization rights, commercialization of our product candidates. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, develop other product candidates, or continue our operations. A decline in the value of our company could also cause our investors to lose all or part of their investment.

Our operating results may fluctuate significantly in the future.

Our results of operations may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. The revenues we generate, if any, and our operating results will be affected by numerous factors, including, but not limited to:

•	the development status of our product candidates and, particularly, the timing of any milestone payments to be paid or received by us under our collaboration agreements;

•	the incurrence of clinical expenses that could fluctuate significantly from period to period;

•	the commercial success of the products marketed by our partners, in particular Tremfya, and the amount of royalties to us associated therewith;

•	our ability to successfully commercialize Monjuvi and any other future products marketed by ourselves;

•	foreign exchange fluctuations;

•	the unpredictable effects of collaborations during these periods;

•	the timing of our satisfaction of applicable regulatory requirements;

•	the rate of expansion of our clinical development and other development efforts;

•	the effect of competing technologies and products and market developments; and

•	general and industry-specific economic conditions.

If our operating results fall below the expectations of investors or securities analysts, the price of our ordinary shares could decline substantially and any fluctuations in our operating results and cash flows may, in turn, cause the price of our shares to fluctuate substantially.

From time to time, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

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

If we are unable to obtain funding on a timely basis, or if revenues from collaboration arrangements or product sales are less than we have projected, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

A substantial portion of our historical revenues are from a limited number of strategic collaborations and partnerships, and the termination of these collaborations could have a material adverse effect on our business, financial condition and results of operations.

Historically, we derived a substantial portion of our revenues from a limited number of collaborations, under which we generated revenues through licensing arrangements such as research and development payments, upfront payments, milestone payments, and, once a product is commercialized, royalty payments based on a portion of the revenue of product sold. We expect sales from the co-commercializing of Monjuvi in the United States and royalties from Janssen on sales of Tremfya to account for a substantial portion of our revenues for the next years. The loss of any significant collaborator or any significant reduction in payments by a collaborator may have a material adverse effect on our business, financial condition and results of operations.

We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plan.

MorphoSys AG has implemented a business continuity plan to prevent the collapse of critical business processes to a large extent or to enable the resumption of critical business processes in case a natural disaster, public health emergency, such as the COVID-19 pandemic, or other serious event occurs. However, depending on the severity of the situation, it may be difficult or in certain cases impossible for us to continue our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event and we may incur substantial costs that could have a material adverse effect on our business.

Risks Related to Commercialization

We have limited experience as a commercial company, and we may not be successful in our commercialization of Monjuvi. If we do not successfully commercialize Monjuvi for the treatment of adult patients with r/r DLBCL, our financial results and future prospects may be substantially harmed.

In July 2020, the U.S. FDA granted accelerated approval to Monjuvi, a CD-19 directed cytolytic antibody indicated in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). We are still evaluating tafasitamab in other clinical trials for the treatment of B-cell malignancies. Our ability to generate product revenue from Monjuvi will depend heavily on our successful development and commercialization of the product.

The development and commercialization of Monjuvi could be unsuccessful if:

•	we fail to maintain the necessary financial resources and expertise to manufacture, market and sell Monjuvi;

•	we (or our partners) fail to continue to develop and implement effective marketing, sales and distribution strategies and operations for the development and commercialization of Monjuvi;

•	we fail to maintain a commercially viable manufacturing process for Monjuvi that is compliant with current good manufacturing practices;

•	we fail to successfully obtain adequate pricing and third party reimbursement for Monjuvi;

•	patients are not able to afford Monjuvi based on the cost-sharing required by third-party payors;

•	we encounter any third party patent interference, derivation, inter partes review, post-grant review, reexamination or patent infringement claims with respect to tafasitamab;

•	we fail to comply with regulatory and legal requirements applicable to the sale of Monjuvi, including the timely conduct and successful completion of the required phase 4 clinical trial;

•	competing drug products are approved for the same indication as Monjuvi;

•	new significant safety risks are identified; and

•

tafasitamab does not demonstrate acceptable safety and efficacy in current or future clinical trials , or otherwise does not meet applicable regulatory standards for approval in indications other than for the treatment of adult patients with r/r DLBCL.

If we experience significant delays or an inability to successfully develop and commercialize Monjuvi, our business would be materially harmed.

The commercial success of Monjuvi, and of any additional products, will depend upon the degree of market acceptance by physicians, patients, third-party payers and others in the medical community.

The commercial success of Monjuvi and of any additional products will depend in part on the medical community, patients, and third-party or governmental payers accepting such product(s) as medically useful, cost-effective, and safe. Monjuvi and any other products that we may bring to the market may not gain market acceptance by physicians, patients, third-party payers and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue. The degree of market acceptance of Monjuvi and of any future products will depend on a number of factors, including:

•	the potential efficacy and potential advantages over alternative treatments;

•	the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	the pricing of our product and of any future products;

•	publicity concerning our product, any future products, or competing products and treatments; and

•	sufficient third-party insurance coverage or reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical and clinical studies, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and payers on the benefits of our products may require significant resources and may never be successful. Our efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors. Any of these factors may cause Monjuvi, or any future products, to be unsuccessful or less successful than anticipated.

We are reliant on Incyte for the successful commercialization of tafasitamab outside of the United States. If Incyte does not successfully commercialize tafasitamab outside of the United States, our future prospects may be substantially harmed.

In July 2020, the U.S. FDA granted accelerated approval to Monjuvi for the treatment of adult patients with r/r DLBCL. While we and Incyte are co-commercializing Monjuvi in the United States, Incyte maintains commercial rights to tafasitamab outside the United States. Under our agreement with Incyte, we will receive tiered royalties on ex-U.S. net sales of tafasitamab in a mid-teens to mid-twenties percentage range of net sales. Thus, our ability to generate revenue from Monjuvi outside the United States will depend heavily on Incyte’s ability to successfully obtain the requisite marketing approvals outside the United States and commercialize the product.

If we are unable to establish and maintain sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we may not be successful in commercializing our product candidates if and when they are approved.

We have limited experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved medicine for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to other third parties. Although we have established sales and marketing capabilities to support our sales of Monjuvi in the U.S., we will need to further build our sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, our other product candidates if and when they are approved, including, for example, to support the potential approval of one or more product candidates in the European Union.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our medicines on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future medicines;

•	the lack of complementary medicines to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability of product revenue to us are likely to be lower than if we were to market and sell any medicines that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our medicines effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Risks Related to the Development and Clinical Testing of Our Product Candidates

If we are unable to advance our proprietary product candidates to clinical development, obtain regulatory approval for our product candidates, including for tafasitamab for additional indications or in additional geographies, and ultimately successfully commercialize them or experience significant delays in doing so, our business will be materially harmed.

We have 28 product candidates currently in clinical development, and all of our other product candidates and development candidates are currently in preclinical or earlier stages of development. Although we may receive certain payments from our collaboration partners, including upfront payments, payments for achieving certain development, regulatory or commercial milestones and royalties, our ability to generate revenue from our product candidates’ sales is dependent on receipt of regulatory approval for, and successful commercialization of, such product candidates, which may never occur. Our business and future success is particularly dependent on our ability to develop, either alone or in partnership, successfully, receive regulatory approval for, and then successfully commercialize our proprietary product candidates. Each of our product candidates will require additional preclinical and/or clinical development, regulatory approval in multiple jurisdictions, manufacturing supply, substantial investment and significant marketing efforts before we generate any revenue from product sales or royalties. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from applicable regulatory authorities. The success of our product candidates will depend on several factors, including the following:

•	successful completion of preclinical studies (incl. safety studies required to obtain regulatory approval in the United States, the European Union and other jurisdictions for our product candidates);

•

successful enrollment of patients in, and completion of, clinical trials (incl. safety studies required to obtain regulatory approval in the United States, the European Union and other jurisdictions for our product candidates);

•	successful demonstration of reproducibility in the production process and ability for market supply;

•	strategic commitment to particular product candidates and indications by us and our collaborators;

•	receipt of product approvals, including marketing approvals, from applicable regulatory authorities;

•	successful local and regional pricing and reimbursement negotiations with third-party payors to enable patients’ access to our products;

•	successful validation of biomarkers and development of biomarker assays in those studies or programs where biomarkers are part of the development plan;

•	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates and brands;

•	securing market supply and distribution network;

•	the successful launch and marketing of approved products and/or brands, whether alone or in collaboration with others;

•	acceptance of our approved products and/or brands by patients, the medical community and third-party payors;

•	effectively competing with other therapies and ability to demonstrate clinically meaningful benefits;

•	enforcing and defending intellectual property rights and claims;

•	maintaining a continued acceptable safety and efficacy profile of the products following approval; and

•	maintaining a continued, sufficient supply of drug product in acceptable quality.

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

Further, our product candidates may not receive regulatory approval even if we are successful in conducting clinical trials and assembling required CMC (chemistry, manufacturing and controls) information. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations and partnership. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, in part, upon the commercialization potential, our ability to supply sufficient amounts of product candidates, the uptake of our product candidates and the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the market potential that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

We plan to seek regulatory approval to commercialize our product candidates both in the United States and in the European Union, and potentially in additional foreign jurisdictions. While the scope of regulatory approval is similar in other countries, to obtain separate regulatory approval in many other countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions.

Clinical trials are very expensive, resource intensive and complex to design and implement and involve uncertain outcomes. If clinical trials or production of our product candidates are prolonged, delayed or terminated, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all, which may materially adversely affect our business, financial condition, results of operations and prospects.

We are currently conducting clinical trials for tafasitamab (in various indications) and felzartamab (MOR202). Each of our clinical trials requires the investment of substantial resources and time and the timing of the commencement, continuation and completion of these clinical trials may be subject to significant delays or termination relating to various causes, including, among other things:

•	difficulties in identifying and enrolling patients who meet trial eligibility criteria;

•	failure of patients to complete the clinical trials or return for post-treatment follow-up;

•	delays in accumulating the required number of clinical events for data analyses;

•	clinical investigators or sites deviating from trial protocol or failing to comply with regulatory requirements or meet their contractual obligations;

•	delay or failure to obtain required regulatory approvals to start the clinical trial in the participating countries;

•

delays in or failure to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in or failure to obtain institutional review board, or IRB, approval at participating trial sites;

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

•	higher-than-expected costs of clinical trials of our product candidates;

•	insufficient or inadequate supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidate;

•	scheduling conflicts with participating investigators/trial sites due to competing trials;

•	outbreak of pandemic and natural disaster;

•	urgent safety measures;

•	pre-defined interim analysis of clinical trial data (futility analysis) that reveals that the product candidate has an unfavorable risk-benefit ratio;

•	suspension/termination of approval of clinical trial conduct by Ethics Committees, or ECs, IRBs, U.S. FDA, or Competent Authorities, or CA;

•	strategic decision to stop the clinical trial or the clinical development program; and

•	recommendations of the data safety monitoring board/data monitoring committee, or DSMB/DMC, based on provided clinical safety data.

It is uncertain whether any of our clinical trials will begin as planned, will need to be redesigned or amended or will be completed on schedule. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial conduct. We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a DSMB/DMC for such trial or by the U.S. FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial or trial site by the U.S. FDA or other regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates, and may harm our business and results of operations. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Clinical trials must be conducted with supplies of our product candidates produced under current good manufacturing practice, or cGMP, and supplied accordingly under good distribution practice, or GDP, requirements and other regulations. We rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials. Even though we have agreements governing their committed activities, we depend on our collaborators and on clinical trial sites and CROs to conduct and monitor our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or CROs fail to enroll participants for our clinical trials, fail to conduct and monitor the study to GCP standards or are delayed for a significant time or fail in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.

If we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are unfavorable or are only modestly favorable, if there are safety concerns associated with our product candidates, or if we are required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we contemplate, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with product labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	face higher pricing and reimbursement hurdles;

•	be subject to additional post-marketing testing or other requirements; or

•	remove the product from the market after obtaining marketing approval.

The occurrence of any such events may materially adversely affect our business, financial condition, results of operations and prospects.

The incidence and prevalence for target patient populations of our product candidates are based on estimates and third-party sources. If the market opportunities for our products or any future products are smaller than we estimate or if any approval that we obtain for a product is for a smaller patient population than anticipated, our business, financial condition, results of operations and prospects may be materially adversely affected.

Periodically, we make estimates regarding the incidence and prevalence of target patient populations for particular diseases based on various third-party sources and internally generated analysis and use such estimates in making decisions regarding our product development strategy, including determining indications on which to focus in preclinical or clinical trials.

These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunity will depend on, among other things, any limitations on populations and indications in approved product labeling, patient access, product pricing and reimbursement as well as the approval of new or competing medicines. The number of patients in the addressable markets may turn out to be lower than expected or new patients may become increasingly difficult to identify or gain access to. Additionally, even if we obtain significant market share for a product within an approved indication, if the potential target populations for the product is small, it may be difficult to achieve profitability without obtaining marketing approval for additional indications. Any of these factors could materially adversely affect our business, financial condition, results of operations and prospects.

The speed at which we complete our clinical trials depends on many factors, including, but not limited to, patient enrollment. If we are unable to enroll patients in our clinical trials, our research and development efforts and business, financial condition, results of operations and prospects could be materially adversely affected.

Patient enrollment and pandemic outbreak are significant factors in the timing and successful completion of clinical trials. Patient enrollment is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating. Because there is a relatively limited number of patients worldwide, patient enrollment may be challenging. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and delay or potentially jeopardize our ability to receive regulatory approval, commence product sales and generate revenue. Any of these occurrences may harm our clinical trials, which could materially adversely affect our business, financial condition, results of operations and prospects.

Results of previous preclinical studies and clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the U.S. FDA, the EMA or comparable foreign regulatory authorities.

Positive or timely results from preclinical or early-stage trials do not ensure positive or timely results in late-stage clinical trials or product approval by the U.S. FDA, the EMA, or comparable foreign regulatory authorities. We will generally be required to demonstrate with substantial evidence through well-conducted, possibly controlled clinical trials that our product candidates are safe and effective for use in a well-defined patient population before we can seek regulatory approvals for their commercial sale. Our ongoing and planned clinical trials may produce negative or inconclusive results, and we or any of our current and future collaborators may decide, or regulators may require us, to conduct additional clinical or preclinical testing. Success in preclinical studies or early-stage clinical trials does not mean that future clinical trials or registration clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety or efficacy to the satisfaction of the U.S. FDA, the EMA and comparable foreign regulatory authorities, despite having progressed through preclinical studies and initial clinical trials. Product candidates that have shown promising results in early clinical trials may still suffer significant setbacks in subsequent clinical trials. For example, a number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. Similarly, interim results of a clinical trial do not necessarily predict final results.

Additionally, several of our past, planned and ongoing clinical trials utilize an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels.

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

The regulatory approval processes of the U.S. FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable and if we fail to obtain regulatory approval in any jurisdiction, we will not be able to commercialize our products in that jurisdiction, and our business, results of operations, financial condition and prospects may be materially adversely affected.

The time required to obtain approval by the U.S. FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval laws, regulations, policies or the type and amount of clinical data or other information necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Our existing product candidates or any product candidates we may seek to develop in the future may never obtain regulatory approval.

Our future product candidates could fail to receive regulatory approval for many reasons, including the following:

•

the U.S. FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials or the results of our clinical trials may not meet the level of statistical significance required by the U.S. FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate to the satisfaction of the U.S. FDA or comparable foreign regulatory authorities that an product candidate is safe and effective for its proposed indication(s);

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the U.S. FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected may not be sufficient to support the submission of a BLA or other submission, or to obtain regulatory approval in the United States, the European Union or elsewhere;

•

the U.S. FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•

the laws, regulations or policies of the U.S. FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data or other regulatory submissions insufficient for approval; and

•

MorphoSys’ critical business operations, including but not limited to the Company’s supply chain, clinical trial conduct, as well as timelines for regulatory and commercial execution may be influenced negatively in case the implemented disaster recovery and business continuity plan may prove inadequate.

The approval process may result in failing to obtain regulatory approval to market any of our future product candidates, which would significantly harm our business, results of operations and prospects. The U.S. FDA, the EMA and other regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the U.S. FDA, the EMA or any other regulatory authority. These authorities could require additional clinical data, including clinical trials designed with internal controls, in order to support regulatory approvals.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our future product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a future product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Commercialization of our products in more than one jurisdiction requires separate regulatory approval in each jurisdiction and compliance with the numerous and varying regulatory requirements of each jurisdiction. The approval procedures vary from country to country and may require additional testing or other steps. Satisfying these and other regulatory requirements is costly, time-consuming, uncertain, and subject to unanticipated delays. In addition, in many countries outside the United States and in particular in many of the Member States of the European Union, a product must undergo health economic assessments to agree on pricing and/or be approved for reimbursement before it can be approved for sale in that country, or before it becomes commercially viable. The U.S. FDA and the EMA may come to different conclusions regarding approval of a marketing application. Approval by the U.S. FDA or the EMA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the U.S. FDA or the EMA. In addition, failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, including as a result of population and other demographic difference across countries. We may not obtain regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize a product in any market. We may be required to conduct additional preclinical studies or clinical trials, which would be costly and time-consuming. If we or any future partner are unable to obtain regulatory approval for our product candidates in one or more significant jurisdictions, then the commercial opportunity for our product candidates, and our business, results of operations, financial condition and prospects, may be materially adversely affected.

Additionally, as of June 23, 2020, the U.S. FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals; however, U.S. FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions U.S. FDA is unable to complete such required inspections during the review period. In 2020, several companies announced receipt of complete response letters due to the U.S. FDA’s inability to complete required inspections for their applications.

Disruptions at the U.S. FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved, or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the U.S. FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the U.S. FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the U.S. FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the U.S. FDA and other agencies may also slow the time necessary for biologics or modifications to approved biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the U.S. FDA, have had to furlough critical U.S. FDA employees and stop critical activities.

Additionally, as of June 23, 2020, the U.S. FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals; however, U.S. FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions U.S. FDA is unable to complete such required inspections during the review period. In 2020, several companies announced receipt of complete response letters due to the U.S. FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If the U.S. FDA becomes unable to continue its current level of performance, we could experience delays and setbacks for our product candidates and for any approvals we may seek which could adversely affect our business.

Our product or product candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if any.

Undesirable side effects that may be caused by our product or product candidates could cause us, our collaboration partners or the regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the U.S. FDA, the EMA or comparable foreign regulatory authorities. The results of our trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, our trials could be suspended or terminated and the U.S. FDA, the EMA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims.

Clinical trials assess a sample of the potential patient population. With a limited number of patients and duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our product candidates receive regulatory approval and we or others identify undesirable side effects caused by such approved products (or any other similar products), a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approval of such products and require us or our collaborators to take such products off the market;

•	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contra-indication, or field alerts to physicians and pharmacies;

•	we or our collaborators may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we or our collaborators may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates;

•

regulatory authorities may require a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

•	we or our collaborators may be subject to regulatory investigations and government enforcement actions;

•	we or our collaborators may decide or be required to remove such product candidates from the marketplace;

•	we or our collaborators could be sued and potentially held liable for injury caused to individuals exposed to or taking our product candidates;

•	sales of the product(s) may decrease substantially; and

•	our reputation and the reputation of our collaborators may suffer.

Any of these events could prevent us or our collaborators from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our product candidates, if approved, and therefore could have a material adverse effect on our business, financial condition, results of operations and prospects.

We and our collaboration partners have conducted and intend to conduct additional clinical trials for selected product candidates at sites outside the United States, and the U.S. FDA may not accept data from trials conducted in such locations or may require additional U.S.-based trials.

We and our collaboration partners have conducted, are currently conducting and intend in the future to conduct, clinical trials outside the United States, particularly in, but not limited to, the European Union, where we are headquartered.

Although the U.S. FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the U.S. FDA. For example, the clinical trial must be well-designed and conducted by qualified investigators in accordance with GCP, including review and approval by an independent ethics committee and receipt of informed consent from trial patients. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the U.S. FDA deems clinically meaningful. Generally, the patient population for any clinical trial conducted outside of the United States must be representative of the population for which we intend to seek approval in the United States. In addition, while these clinical trials are subject to applicable local laws, U.S. FDA acceptance of the data will be dependent upon its determination that the trials also comply with all applicable U.S. laws and regulations. There can be no assurance that the U.S. FDA will accept data from trials conducted outside of the United States. If the U.S. FDA does not accept the data from any clinical trials that we or our collaboration partners conduct outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our ability to develop and market these or other product candidates in the United States. In other jurisdictions, for instance, in Japan, there is a similar risk regarding the acceptability of clinical trial data conducted outside of that jurisdiction.

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

Further, the U.S. FDA, the EMA or other regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Our product candidates may not be approved even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The U.S. FDA, the EMA or other regulatory authorities may disagree with our trial design and our interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal phase 3 clinical trial that has the potential to result in U.S. FDA, EMA or other regulatory authority’s approval. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The U.S. FDA, the EMA or other regulatory authorities may not approve the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

We are required to comply with comprehensive and ongoing regulatory requirements for our approved drug, Monjuvi, and if we receive regulatory approval, for our product candidates, including conducting confirmatory clinical trials of any drug that receives accelerated approval. In addition, our approved product and product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we ail to comply with regulatory requirements or experience unanticipated problems with our drugs, which may materially adversely affect our business, prospects, financial condition and results of operations.

Any current or future product candidate for which we receive accelerated approval from the U.S. FDA, including Monjuvi, or similar conditional approval from the EMA or comparable regulatory authorities in other jurisdictions may be required to undergo one or more confirmatory clinical trials. If such drug fails to meet its safety and efficacy endpoints in such confirmatory clinical trials, the regulatory authority may withdraw its approval. There is no assurance that any such drug will successfully advance through its confirmatory clinical trial(s). Therefore, even if a drug receives accelerated approval from the U.S. FDA or similar conditional approval from the EMA or comparable regulatory authorities, such approval may be withdrawn at a later date.

If the U.S. FDA, the EMA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, marketing, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product.

Further, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act became law in response to the U.S. COVID-19 pandemic. Throughout the COVID-19 outbreak, there has been public concern over the availability and accessibility of critical medical products, and the CARES Act enhances U.S. FDA’s existing authority with respect to drug shortage measures. Under the CARES Act, we must have in place a risk management plan that identifies and evaluates the risks to the supply of approved drugs for certain serious diseases or conditions for each establishment where the drug or API is manufactured. The risk management plan will be subject to U.S. FDA review during an inspection. If we experience shortages in the supply of our marketed products, our results could be materially impacted.

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

Once a product is approved by the U.S. FDA, the EMA or a comparable foreign regulatory authority for marketing, it is possible that previously unknown problems may occur with the product, including problems with third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our products, it may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•

refusal by the U.S. FDA, the EMA or comparable foreign regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

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

A breakthrough therapy designation or fast track designation by the U.S. FDA for our product candidates may not lead to a faster development or regulatory review or approval process, and either designation does not increase the likelihood that our product candidates will receive marketing approval.

We may seek breakthrough therapy designation for some of our product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the U.S. FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens.

We may also seek fast track designation for some of our product candidates. If a product candidate is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for U.S. FDA fast track designation for a particular indication. Marketing applications filed by sponsors of products in fast track development may qualify for priority review under the policies and procedures offered by the U.S. FDA.

The U.S. FDA has broad discretion whether or not to grant breakthrough therapy designation or fast track designation. Accordingly, even if we believe one of our product candidates meets the criteria for breakthrough therapy designation or fast track designation, the U.S. FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation or fast track designation for a product candidate may not result in a faster development process, review or approval compared to other drugs and does not assure ultimate approval by the U.S. FDA. In addition, even if one or more of our product candidates qualify for breakthrough designation or fast track designation, the U.S. FDA may later decide that the drugs no longer meet the conditions for qualification.

We may seek orphan drug designation for some of our product candidates. However, we may be unsuccessful in obtaining or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

As part of our business strategy, we may seek orphan drug designation for some of our product candidates, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the U.S. and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the U.S. FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S. In the U.S., orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in the European Union, the European Commission grants orphan medicinal product designation after receiving the opinion of the European Medicines Agency, or EMA, Committee for Orphan Medicinal Products on an orphan medicinal product designation application. Orphan medicinal product designation is intended to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in the European Union and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the drug would be a significant benefit to those affected). In addition, designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug. In the European Union, orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers.

Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the EMA or the U.S. FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven years in the U.S. and ten years in the European Union. The European Union exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for a drug, that exclusivity may not effectively protect the designated drug from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the U.S. FDA can subsequently approve the same drug for the same condition if the U.S. FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the U.S. may be lost if the U.S. FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we intend to continue seek orphan drug designation for our product candidates, we may never receive such designations. Even if we receive orphan drug designation for any of our product candidates, there is no guarantee that we will enjoy the benefits of those designations.

The commercial success of our current and future drugs will depend upon the degree of market acceptance among physicians, patients, the medical community and third-party payors.

The commercial success of Monjuvi and any of our product candidates that obtain regulatory approval will depend upon their by third-party payors, physicians, patients and the medical community. The degree of market acceptance of our product candidates will depend on a number of factors, including:

•	limitations, restrictions, or warnings contained in the approved labeling for a product candidate;

•	breadth of the approved clinical indications for our product candidates;

•	demonstrated clinical safety and efficacy compared to other products;

•	positive benefit/risk profile;

•	changes in the standard of care for the targeted indications for any of our product candidates, including issuance of changed treatment guidelines;

•	whether and how the product is recommended in treatment guidelines;

•	availability of coverage and extent of pricing and reimbursement from other third-party payors;

•	timing of market introduction and perceived competitiveness versus competing products or regimens;

•	availability of alternative therapies at similar or lower cost, including generics/biosimilars and over-the-counter products;

•	whether the product can be used effectively with other therapies;

•	adverse publicity about our products or favorable publicity about competitive products;

•	convenience and ease of administration of our products;

•	potential product liability claims;

•	the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	the pricing of our product and of any future products;

•	sufficient third-party insurance coverage or reimbursement;

•	all scientific education and engagement efforts including medical affairs; and

•	all commercialization efforts including market access, sales, marketing and distribution support.

If Monjuvi or any of our product candidates that are approved do not achieve an adequate level of acceptance by physicians, patients and the medical community, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. Any of these factors may cause Monjuvi, or any future products, to be unsuccessful or less successful than anticipated.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to our current products and product candidates, and we and our collaborators will face competition with respect to any product candidates that we or they may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing our product candidates, such as DLBCL and other B-cell lymphomas. Some competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. For additional information regarding our competition, see “Item 4.B. Business Overview” in this annual report on Form 20-F.

We are developing most of our initial product candidates for the treatment of cancer and auto-immune diseases. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy, and cancer drugs are frequently prescribed off-label by healthcare professionals. Some of the currently approved drug therapies are branded and subject to patent protection, and others are available on a generic basis. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. We expect that our product candidates, if approved, will be priced at a significant premium over competitive generic products. This may make it difficult for us to achieve our business strategy of using our product candidates in combination with existing therapies or replacing existing therapies with our product candidates.

Our competitors may develop products that are more effective, safer, more convenient or less costly than any that we are developing or that would render our product candidates obsolete or non-competitive. In addition, our competitors may discover biomarkers that more efficiently measure metabolic pathways than our methods, which may give them a competitive advantage in developing potential products. Our competitors may also obtain marketing approval from the U.S. FDA or other regulatory authorities for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Additionally, even if we are successful in achieving marketing approval to commercialize a product candidate faster than our competitors, we may face competition from biosimilars due to the changing regulatory environment. In the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar,” or biosimilar, to or “interchangeable” with an U.S. FDA-approved biological product. This pathway could allow competitors to reference data from biological products already approved after 12 years from the time of approval. In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data from biological products already approved, but will not be able to get on the market until 10 years after the time of approval. This 10-year period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products. If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences. Expiration or successful challenge of our applicable patent rights could also trigger competition from other products, assuming any relevant exclusivity period has expired.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other clinical stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Recent federal legislation and actions by federal, state and local governments may permit reimportation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could materially adversely affect our operating results.

We may face competition in the United States for our development candidates and investigational medicines, if approved, from therapies sourced from foreign countries that have placed price controls on pharmaceutical products. In the United States, the Medicare Modernization Act, or MMA, contains provisions that call for the promulgation of regulations that expand pharmacists’ and wholesalers’ ability to import cheaper versions of an approved drug and competing products from Canada, where there are government price controls. Further, the MMA provides that these changes to U.S. importation laws will not take effect, unless and until the Secretary of the U.S. Department of Health and Human Services (HHS) certifies that the changes will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of products to consumers. On September 23, 2020, the Secretary of the HHS made such certification to Congress, and on October 1, 2020, U.S. FDA published a final rule that allows for the importation of certain prescription drugs from Canada. Under the final rule, States and Indian Tribes, and in certain future circumstances pharmacists and wholesalers, may submit importation program proposals to the U.S. FDA for review and authorization. Since the issuance of the final rule, several industry groups have filed federal lawsuits challenging multiple aspects of the final rule, and authorities in Canada have passed rules designed to safeguard the Canadian drug supply from shortages. On September 25, 2020, the Centers for Medicare and Medicaid Services (CMS) stated drugs imported by States under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. Separately, the U.S. FDA also issued a final guidance document outlining a pathway for manufacturers to obtain an additional National Drug Code, or NDC, for an U.S. FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The market implications of the final rule and guidance are unknown at this time. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price we receive for any products that we may develop and adversely affect our future revenues and prospects for profitability.

Risks Related to Our Reliance on Partnerships and Other Third-Parties

We are dependent on Janssen for the manufacture of guselkumab, further development of guselkumab and the commercialization of Tremfya in all major markets, and Janssen’s failure to manufacture adequate amounts of drug supply, develop guselkumab for additional indications or continue to successfully commercialize Tremfya in those markets could result in a material adverse effect on our business and operating results.

Under our agreement with Janssen, Janssen is solely responsible for the further research, development, manufacturing, and commercialization of Tremfya (guselkumab) for additional indications, and any additional licensed products. We may not continue to realize the expected benefits from such partnership, due to a number of factors, including but not limited to the following:

•	Janssen may change the focus of its commercialization efforts or pursue higher-priority programs;

•

Janssen may fail to manufacture or supply sufficient drug product of guselkumab in compliance with applicable laws and regulations or otherwise for our development and clinical use (including as a result of the COVID-19 pandemic), which could result in program delays; and

•

Janssen may fail to manufacture or supply sufficient drug product of Tremfya in compliance with applicable laws and regulations or otherwise for our commercial use (including as a result of the COVID-19 pandemic), which could result in lost revenue.

Collaborations on products and product candidates are important to our business, and future collaboration and license agreements may also be important to us. If we are unable to maintain any of these partnerships or if these partnerships are not successful, our business could be materially adversely affected.

We have in the past entered into, and intend to continue to enter on a case-by-case into, collaborations with other companies that we believe provide us with valuable funding and other benefits. However, we cannot ensure that any such collaboration will continue or be successful. For example, in March 2015, we and Celgene Corporation (now part of Bristol-Myers Squibb) agreed to end the existing co-development and co-promotion agreement for felzartamab (MOR202), following which we regained the rights to felzartamab (MOR202). We have subsequently partnered Chinese regional rights to felzartamab (MOR202), and our partner I-Mab will further develop felzartamab (MOR202) in multiple myeloma, or MM, and potentially also for additional indications, for China, Hong Kong, Macao and Taiwan. We cannot ensure that such collaboration will be successful. Our inability to find a partner for any of our product candidates may result in our termination of that specific product candidate program or evaluation of a product candidate in a particular indication. We are currently investigating the development of felzartamab (MOR202) outside of China in an autoimmune indication. In addition, we have entered into various other collaboration and license arrangements with third-parties. In July 2018, together with

Galapagos who co-owned MOR106 with us, we signed a license agreement with Novartis. Novartis was then responsible for the development and commercialization of the compound. On October 28, 2019, we announced the end of the clinical development program of MOR106 in atopic dermatitis. The joint decision of all three involved parties, Galapagos, MorphoSys and Novartis, was based on an interim analysis for futility that was performed for the phase 2 IGUANA trial. All studies in atopic dermatitis ended. All ongoing activities related to the terminated studies are nearly completed at this time and were performed jointly by the three parties. In November 2018, we entered into a collaboration and licensing agreement with I-Mab for an additional proprietary program, MOR210. Our partner I-Mab will perform certain preclinical and clinical development activities, and we will share territorial rights (China, Hong Kong, Macao, Taiwan and South Korea for I-Mab, rest of world for MorphoSys). In January 2020, we entered into a collaboration and license agreement with Incyte Corporation, or Incyte, to further develop and commercialize our proprietary antibody tafasitamab globally. This agreement received clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act as well as by the German and Austrian antitrust authorities on or before March 2, 2020, and became effective on March 3, 2020. Under the terms of the agreement, we and Incyte are co-commercializing tafasitamab in the U.S., while Incyte has exclusive commercialization rights outside of the U.S. In addition, we and Incyte have agreed to co-develop tafasitamab broadly in r/r DLBCL, frontline DLBCL, as well as additional indications beyond DLBCL, such as follicular lymphoma (FL), marginal zone lymphoma (MZL) and chronic lymphocytic leukemia (CLL). We cannot ensure that any such collaboration or license agreement or further clinical development or the commercialization will be successful. In November 2020, together with Incyte, we signed a clinical trial collaboration agreement with Xencor under which Xencor will perform a combination trial with tafasitamab, [lenalidomide] and plamotamab. In November 2020, we also signed a partnership with Cherry Biolabs under which we receive a license to their hemibody technology. We cannot ensure that the application of such technology will lead to additional therapeutic programs that enter our discovery and clinical pipeline.

In the future, we may enter into additional collaborations and license agreements to fund our development programs or to gain access to sales, marketing or distribution capabilities and we may also enter into collaborations and licensing or purchasing agreements under which we provide funding and gain access to targets, technologies or compounds Under the collaboration agreements where we grant our partners an exclusive license to certain therapeutic antibodies for specific targets we receive license fees, research and development funding, milestone payments and/or, if a product is approved for marketing, royalties in return. Following the discovery and preclinical testing phase, these partners are typically solely responsible for the further development of the product candidate and therefore exercise full control over its further development and potential commercialization. In other collaborations, for example with Incyte, we also rely on both parties’ and capabilities to co-develop and co-commercialize. In clinical trial collaborations like for example the one recently signed with Xencor, we rely on the partners’ capabilities and diligence for performance of the agreed trial. Our existing collaborations, and any future collaborations and licensing or purchasing agreements we enter into, therefore may pose a number of risks, including the following:

•	collaborators, licensees or licensors may have significant discretion in determining the efforts and resources that they will apply to these collaborations or license agreements;

•	collaborators, licensees or licensors may not perform their obligations as expected by us or by health authorities, such as the U.S. FDA, the EMA or comparable foreign regulatory authorities;

•	collaborators, licensees or licensors may dissolve, merge, be bought, or may otherwise become unwilling to fulfill the initial terms of the collaboration or license agreement with us;

•

collaborators, licensees or licensors may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the partners’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities or the actual or perceived competitive situation in a specific indication;

•

collaborators, licensees or licensors may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or may require a new formulation of a product candidate for clinical testing;

•

collaborators, licensees or licensors may not put sufficient resources or may delay or underperform in their activities to seek regulatory approval, pricing approval and perform commercial and medical affairs activities to market and sell the product;

•	collaborators, licensees or licensors may not be compliant with applicable laws and regulations;

•

collaborators, licensees or licensors could independently develop, or develop with third-parties, products that compete directly or indirectly with our products or product candidates if the partner believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•

product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•

a collaborator or licensee with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

•

a target, technology or compound we in-license, collaborate/co-develop or acquire could be determined to not perform in any pre-clinical, clinical, supply or commercialization activities as expected, including but not limited to showing deficiencies in pharmacology, pharmacokinetics, toxicology, safety, efficacy or manufacturing data, or such data may not be competitive with other projects from third parties, which may cause us to devote additional resources to the research, development, manufacturing and commercialization, may cause a delay or failure of regulatory approval or may cause us to stop the project and write off the investment already taken;

•

We are co-commercializing Monjuvi together with Incyte in the United States, and to the extent we are reliant on marketing and distribution activities provided by Incite we may not be able to meet commercial demand, as applicable, in a timely manner or at all;

•

On March 27, 2020, President Trump signed into law the CARES Act in response to the U.S. COVID-19 pandemic. Throughout the COVID-19 outbreak, there has been public concern over the availability and accessibility of critical medical products, and the CARES Act enhances U.S. FDA’s existing authority with respect to drug shortage measures. Under the CARES Act, we must have in place a risk management plan that identifies and evaluates the risks to the supply of approved drugs for certain serious diseases or conditions for each establishment where the drug or API is manufactured. The risk management plan will be subject to U.S. FDA review during an inspection. If we experience shortages in the supply of our marketed products, our results could be materially impacted;

•

disagreements with collaborators, licensees or licensors, including disagreements over proprietary rights, contract interpretation and breach of contract claims, payment obligations or the preferred course of development, supply and commercialization, might cause delays or termination of the research, development or commercialization of products or product candidates, might lead to additional responsibilities, including financial obligations for us with respect to products or product candidates, or delays or withholding of any payments due or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•

collaborators, licensees or licensors may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators, licensees or licensors may infringe the intellectual property rights of third-parties, which may expose us to litigation and potential liability; and

•

collaborations, or license agreements may be terminated for the convenience of the collaborator or licensee and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our research, development and commercial partnerships do not result in the successful development and commercialization, as applicable, of products or if one of our partners terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the agreement. If any commercial partner underperforms or terminates the agreement with us, we may generate less revenues or less profits / more losses. If we do not receive the funding, or do not generate the revenues or profits, we expect under these agreements, the development and commercialization of our product candidates and products could be delayed, and we may need additional resources to develop and commercialize our proprietary product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this report also apply to the activities of our program collaborators and licensees. If our in-licensing or acquisition activities do not result in the successful development and commercialization, we may generate less revenues or less profits / more losses.

Additionally, subject to its contractual obligations to us, if one of our partners is involved in a business combination, the partners might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new partners in a timely manner.

We face significant competition in seeking new partnerships.

For all our proprietary product candidates, we face significant competition. This may negatively impact our ability to enter into potential partnerships or licensing agreements for our compounds. For example, we decided not to pursue felzartamab (MOR202) development in MM outside the collaboration with I-Mab in China, Hong Kong, Macao and Taiwan without another partner for the rest of the world. Instead, we are currently pursuing the further development of felzartamab (MOR202) outside of China in an autoimmune indication. Also for any in-licensing and acquisition activities, we face significant competition. Our ability to reach definitive agreements for partnerships will depend, among other things, upon our assessment of the partner’s resources and expertise, the terms and conditions of the proposed partnership and the proposed partner’s evaluation of a number of factors. The factors, depending on the type of partnership we or the partner would consider, may include the design or results of clinical trials, the likelihood of approval by the U.S. FDA, the EMA or comparable foreign regulatory authorities, the potential market for the subject product candidate, market access and pricing considerations in the respective territory, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, incidence and prevalence of the respective disease, and industry and market conditions generally. The partner may also consider alternative product candidates for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our product candidate. In the case of in-licensing or acquisition partnerships, the partner may also consider alternative offers or partners other than MorphoSys to be more attractive, or keeping all rights to themselves.

Collaborations and commercialization partnerships are complex and time-consuming to negotiate and document. If we are unable to reach agreements with suitable partners on a timely basis, on acceptable terms, or at all, we may have to curtail or even stop the development of a product candidate in one or all indications, in one or all territories in the world, reduce or delay one or more of our other discovery and development programs, delay its potential commercialization, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and other partnerships and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates in any or all indications or bring them to market in any or all territories in the world and our business may be materially and adversely affected. If we fail to identify additional targets, technologies or compounds for in-licensing, collaboration, co-development or commercialization, we may not be able to further expand our pipeline. If we succeed to identify further targets, technologies or compounds for in-licensing, collaboration, co-development or commercialization, we may need to increase our expenditures.

Our reliance on third-party suppliers could harm our ability to commercialize our drugs or any other drug candidates that may be approved in the future.

We do not currently own or operate manufacturing facilities for the production of our drugs or any other drug candidates that may be approved in the future. Our third-party suppliers may not be required to provide us with any guaranteed minimum production levels or have dedicated capacity for our drugs. As a result, there can be no assurances that we will be able to obtain sufficient quantities of our drugs or any other drug candidates that may be approved in the future, which could have a material adverse effect on our business as a whole. We are not certain, however, that our suppliers will be able to meet our demand, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers. In addition, the COVID-19 pandemic could adversely impact our suppliers and result in delays or disruptions in our current or future supply chain.

Establishing additional or replacement suppliers for the drug substance or drug product used in our drug candidates or approved drugs, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory approval, which could result in further delay. While we seek to maintain adequate inventory, any interruption or delay in the supply of components or materials, or our inability to obtain such drug substance and drug product from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.

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

Although we perform sponsor oversight and audits using risk-based approaches, we do not have the ability to control every action of third-parties in their conduct of development activities. Nevertheless, we are responsible for ensuring that each of our development activities is conducted in accordance with the applicable study plan/

protocol, GxP, legal, regulatory, intellectual property and scientific standards, and our reliance on these third-parties does not relieve us of our sponsor responsibilities. We and our third-parties are required to comply with GxP standards, which are regulations and guidelines enforced by the U.S. FDA, the competent authorities of the member states of the European Economic Area, or EEA, and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GxPs through periodic inspections of trial sponsors, principal investigators and trial sites, CROs and/or other involved service providers. If we or any of our third-parties fail to comply with applicable GxP standards, the study data generated in our preclinical studies and/or clinical trials may be deemed unreliable and the U.S. FDA, the EMA or comparable foreign regulatory authorities may require us to perform additional studies before potentially approving our marketing authorization applications. We cannot ensure that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our development activities comply with GxP regulations. If third-parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our study plans/protocols, GxP and other regulatory requirements or for other reasons, our preclinical studies or clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

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

We currently rely on third-party suppliers and single-source third-party CMOs for the manufacturing and distribution of our product candidates, and our dependence on these third-parties may impair the development of our product candidates. Moreover, we rely on third-parties to produce commercial supplies of approved product candidate and our commercialization of any of our product candidates could be stopped, delayed or made less profitable if those third-parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices or fail to otherwise complete their duties in compliance with their obligations to us or in compliance with applicable laws. Service or supply failures, or other failures, business interruptions, or other disasters affecting the manufacturing facilities of any party participating in the supply chain, would adversely affect our ability to supply our product candidates and products.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical (with the exclusion of non-GLP testing), clinical product supplies, our commercial product, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale under GMP. We therefore rely on and expect to continue to rely on third-party contract manufacturing organizations, or CMOs, for the supply of cGMP-grade, clinical trial materials and commercial quantities of our product candidates and our approved products. The facilities used by our CMOs or other third-party manufacturers to manufacture our product candidates might be subject to the U.S. FDA’s, the EMA’s and other comparable regulatory authorities’ preapproval inspections and routine inspections that will be conducted after we submit our BLA to the U.S. FDA or the required approval documents to any other relevant regulatory authority or after approval. Although we perform oversight of the manufacturing and testing activities by involvement in e.g. the Change Control and Deviation management of the CMO and qualification audits prior to contracting a CMO and subsequent regular audits of such facilities and GMP procedures, we are completely dependent on our contract manufacturers or other third-party manufacturers for compliance with cGMPs for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture sufficient amounts of material that conforms to applicable specifications and the strict regulatory requirements of the U.S. FDA, the EMA or another comparable regulatory authority, we may not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition (except for our oversight obligations described above), we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control and quality assurance procedures and qualified personnel. If the U.S. FDA, the EMA or another comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or products for commercial sale, or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, once approved. If, for any reason, we were to experience an unexpected loss of supply of our product candidates, combination drug, or placebo or comparator product used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. If market demand increases, our current planning assumptions the CMO might not be willing or able to supply this additional material, leading to supply shortage on the market.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials and our approved product for commercial sale. For certain items, there are a limited number of suppliers for raw materials that we use to manufacture our products and appropriate lead times for ordering such materials are factored into the manufacturing plans. However, there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. Moreover, we currently do not have any agreements in place for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have access to a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, could considerably delay the completion of our clinical trials, product testing and potential regulatory approval of our product candidates. Such delays could for example be caused by the implementation of corrective actions at the supplier, or even replacement of a contract manufacturer or other involved third-parties. If we or our manufacturers are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenue from the sale of our product candidates. Additionally, we may experience unforeseen difficulties or challenges in the manufacture of our product candidates on a commercial scale compared to the manufacture for clinical purposes. We currently rely on single-source CMOs for the manufacturing of each of our proprietary product candidates, including Boehringer Ingelheim, or BI, for bulk manufacturing and filling as well as our suppliers for labeling, packaging and logistics in respect of Monjuvi. Thus any regulatory action, service failure, business interruptions, or other disasters affecting BI’s facilities or the facilities of our other CMOs for our other proprietary product candidates could result in a significant delay in the production and supply of tafasitamab and could, as a result, have a material adverse effect on our business, results of operations, financial condition and prospects. In order to mitigate this risk, we have initiated the establishment of second and third suppliers for tafasitamab.

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

The manufacture of our product candidates approved product and is complex. Our third-party manufacturers may encounter difficulties in production. If we encounter any such difficulties, our ability to supply our product candidates for clinical trials or, if approved, for commercial sale could be delayed or halted entirely.

The manufacture of biopharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. The process of manufacturing biopharmaceuticals, including our approved product and product candidates, is susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, contamination and inconsistency in yields, variability in product characteristics and difficulties in scaling the production process or product loss during fill and finishing. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions.

If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Any adverse developments affecting manufacturing operations for our approved product or other product candidates may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives.

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

We do not know if, when, or how the U.S. FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business.

On August 3, 2017, the Congress passed the U.S. FDA Reauthorization Act of 2017 (“FDARA”). FDARA, among other things, codified the U.S. FDA’s preexisting regulatory interpretation, to require that a drug Sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The law reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the U.S. FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. Moreover, in the Consolidated Appropriations Act of 2021, Congress did not further change this interpretation when it clarified that the interpretation codified in FDARA would apply in cases where U.S. FDA issued an orphan designation before the enactment of FDARA but where product approval came after the enactment of FDARA. The U.S. FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when, or how the U.S. FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the U.S. FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

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

Developments of patent law in other jurisdictions may impact our business. For example, it is currently not clear what impact the planned introduction of the Unified Patent Court in the European Union will have. Patents that are valid and enforceable under the current system may be considered invalid and/or unenforceable under the new system. Also patents may be invalidated not just in one single jurisdiction, but across all countries of the

European Union in one single trial. Also the effect the impending withdrawal of the United Kingdom from the European Union (“Brexit”) has on the patent system, in particular now that the UK will not participate in the aforementioned Unified Patent Court, bears certain risks and uncertainties.

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

While we normally seek to obtain the right to control the prosecution, maintenance, enforcement and defense of intellectual property rights related to our products and product candidates, there may be times when our licensors or collaborators control, or have a first right to control, the filing, prosecution, enforcement and defense of such rights. For instance, pursuant to the 2nd amended and restated collaboration and license agreement with Novartis Pharma AG, or Novartis, Novartis has a first right to file, prosecute and enforce all patent rights related to products generated under this agreement. Pursuant to the development and license agreement with GlaxoSmithKline, GSK has a first right to file, prosecute and enforce all patent rights related to otilimab. Pursuant to the development and license agreement with Xencor Inc., Xencor has a first right to file, prosecute and enforce certain patent rights which are in-licensed by us and relate to tafasitamab. Pursuant to the collaboration and license agreement with Incyte Corp., Incyte has a first right to file, prosecute and enforce certain patent rights related to tafasitamab. We cannot be certain that our licensors or collaborators will prosecute, maintain, enforce and defend such intellectual property rights in a manner consistent with the best interests of our business, including by taking reasonable measures to protect the confidentiality of know-how and trade secrets, or the payment of all applicable prosecution and maintenance fees related to our technologies or any of our product candidates. We also cannot be certain that the drafting or prosecution of the licensed patents by our licensors have been conducted accurately and in compliance with applicable laws and regulations, and will result in valid and enforceable patents and other intellectual property rights. If they fail to do so, we could lose our rights to the intellectual property, our ability to develop and commercialize those products or product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

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

Although we intend to develop product candidates through our own internal research, we may also seek to acquire or in-license product candidates to expand our product candidate pipeline. However, we may be unable to acquire or in-license intellectual property rights relating to, or necessary for, any such product candidates from third-parties on commercially reasonable terms or at all. In that event, we may be unable to develop or commercialize such product candidates. We may also be unable to identify product candidates that we believe are an appropriate strategic fit for our company and intellectual property relating to, or necessary for, such product candidates.

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

Risks Related to Employee Matters

Our future success depends on our ability to attract, motivate and retain key executives and qualified personnel.

As an innovation-driven and patient-centric company, we are highly dependent on the expertise of the members of our research and development team, as well as the other key functions such as commercial and supply to ensure that we can bring our medicines to our patients with the highest quality and compliance with required standards. In addition, the members of our Management Board are key in developing our long-term strategy and steering all areas of the company. The currently include Jean-Paul Kress, M.D., our Chief Executive Officer, Sung Lee, our Chief Financial Officer, Malte Peters, M.D., our Chief Research and Development Officer and Roland Wandeler, Ph.D., our Chief Operating Officer. Our Management Board members have fixed-term contracts typically of three years.

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

Risks Related to Tax Matters

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

Risks Related to our Business and Industry

If we are unable to comply, or have not fully complied, with healthcare fraud and abuse, false claims, marketing expenditure tracking and disclosure, government price reporting, transparency and health-information privacy and security laws in our relationships with healthcare professionals, institutional providers, principal investigators, consultants, customers (actual and potential), patients and third-party payors, we could face penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations.

Our relationships with healthcare professionals, institutional providers, principal investigators, consultants, customers (actual and potential), patients and third-party payors are, and will continue to be, subject, directly and indirectly, to healthcare fraud and abuse, false claims, marketing expenditure tracking and disclosure, government price reporting, transparency and information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face penalties, including, without limitation, civil, criminal, and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations.

Our business operations and activities may be directly or indirectly subject to various fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. As we recently obtained U.S. FDA approval for one of our proprietary product candidates and began commercializing this product in the United States, our potential exposure under such laws increased significantly, and our costs associated with compliance with such laws have increased. If we obtain U.S. FDA approval for additional proprietary product candidates in the future, our potential exposure and the costs associated with compliance will continue to grow. These laws may impact, among other things, our current activities with principal investigators and research subjects, as well as proposed and future sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by the federal government and state governments in which we conduct our business. The laws that may affect our ability to operate include, but are not limited to:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation; in addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. On November 20, 2020, OIG finalized further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. This rule (with exceptions) became effective January 19, 2021. We continue to evaluate what effect, if any, these rules will have on our business;

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

•

the federal transparency requirements under the Patient Protection and Affordable Care Act, including the Physician Payments Sunshine Act, as amended by the Health Care and Education Reconciliation Act of

2010, or collectively the ACA will require manufacturers of products, devices, biologics and medical supplies to report to HHS information related to payments and other transfers of value to physicians (currently defined to include doctors, dentists, optometrists, podiatrists chiropractors) and teaching hospitals and physician ownership and investment interests; effective January 1, 2022 these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

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

•

the Foreign Corrupt Practices Act, a U.S. law which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment (which could include, for example, certain medical professionals); and

•

analogous state laws and regulations, such as state anti-kickback and false claims laws and state price reporting ad transparency laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

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

In addition, the regulatory approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the information privacy laws mentioned above, among other foreign laws.

The collection, processing, storing, sharing, use, disclosure and protection of personally identifiable information are subject to federal, state, local and foreign laws. The scope of these laws is changing, they are subject to differing interpretations and they may be costly to comply with and may be inconsistent between countries and jurisdictions or conflict with other rules. Numerous jurisdictions are currently considering, or have recently enacted, data protection legislation. In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personally identifiable information (“personal information”). In the United States, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal or other state laws, and such laws may differ from each other, which may complicate compliance efforts.

Globally, we are also subject to stringent privacy and data protection requirements. Europe’s General Data Protection Regulation (“GDPR”) is of the most concern in this regard. The GDPR, effective since May 2018, imposes strict regulations and establishes a series of requirements regarding the collection, storage and all other processing of personal data. The GDPR has extra-territorial application and applies where a company, based outside the European Union, processes personal data of individuals based in the European Union as a result of offering goods or services to individuals based in the EU and/or monitoring their behavior including personal data processed in connection with clinical trial activities in EU Member States. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data subjects residing in the EU. The GDPR grants individuals the opportunity to object to the processing of their personal data, allows them to exercise certain data subject requests, including to request deletion of personal data in certain circumstances, and provides the individual with an express right to seek legal recourse in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the European Union to the United States or other regions that have not been deemed to offer “adequate” privacy protections. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with any future European activities. We could be adversely affected if we fail to comply fully with all of these requirements. Non-compliance with the GDPR can trigger significant fines of up to € 20 million or 4% of total worldwide annual turnover, whichever is higher. Furthermore, the use and disclosure of personal health and other private information are subject to regulation in other jurisdictions in which we do business or expect to do business in the future. Those jurisdictions may attempt to apply such laws extraterritorially or through treaties or other arrangements with European governmental entities. We cannot assure you that our privacy and security policies and practices will be found sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal information.

Further, on June 23, 2016, the UK held a referendum in which a majority of the eligible members of the electorate voted to leave the EU. The UK’s withdrawal from the EU is commonly referred to as Brexit. Pursuant to Article 50 of the Treaty on European Union, the UK ceased being a Member State of the EU on January 31, 2020. In addition, further to the United Kingdom’s (UK) exit from the EU on January 31, 2020, the GDPR ceased to apply in the UK at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law (referred to as the ‘UK GDPR’). The UK GDPR and the UK Data Protection Act 2018 set out the UK’s data protection regime, which is independent from but aligned to the EU’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. The UK, however, is now regarded as a third country under the EU’s GDPR which means that transfers of personal data from the EEA to the UK will be restricted unless an appropriate safeguard, as recognised by the EU’s GDPR, has been put in place. Although, under the EU-UK Trade Cooperation Agreement it is lawful to transfer personal data between the UK and the EEA for a 6 month period following the end of the transition period, with a view to achieving an adequacy decision from the European Commission (EC) during that period (a finding that the UK privacy legal framework provides an adequate level of privacy protection to EU individuals). Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection (this means that personal data transfers from the UK to the EEA remain free flowing).

It is unclear whether the EC will grant an adequacy finding to the UK. Absent an adequacy finding, transfers of personal data from the EU to the UK would be impermissible without adequate safeguards provided for under EC-approved mechanisms, such as current standard contractual clauses or, if approved in the future, an EU–UK privacy shield similar to the current framework in place between the EU and the U.S. The extensive authority of UK intelligence and law enforcement agencies, including to conduct surveillance on personal data flows, could reduce the likelihood that the EC would give the UK an adequacy finding, and reduce the likelihood that the EC would approve an EU–UK privacy shield. Accordingly, we could be exposed to legal risk for any of our EU-UK personal data transfers, including those that involve sensitive data such as patient and genetic data.

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

In the United States, California recently enacted the California Consumer Privacy Act, or CCPA, which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA will require covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. The CCPA went into effect on January 1, 2020, and became enforceable by the California Attorney General on July 1, 2020. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. While there is currently an exception for protected health information that is subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and clinical trial regulations, as currently written, the CCPA may impact our business activities. There continues to be uncertainty surrounding the enforcement and implementation of the CCPA exemplifying the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.

Additionally, a new California ballot initiative, the California Privacy Rights Act, or “CPRA,” was passed in November 2020. Effective starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA.

While we are currently not subject to the CCPA and will likely not fall under the purview of the CPRA, certain other state laws impose similar privacy obligations. We also expect anticipate that more states may enact legislation similar to the CCPA, which provides consumers with new privacy rights and increases the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

Efforts to ensure that our business arrangements will comply with applicable information privacy laws may involve substantial costs. Various jurisdictions around the world continue to propose new laws that regulate the privacy and/or security of certain types of personal data. Complying with these laws, if enacted, would require significant resources and leave us vulnerable to possible fines and penalties if we are unable to comply. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face penalties, including, without limitation, civil, criminal, and administrative penalties, damages, fines, individual imprisonment, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. Additionally, if our collaborators’ operations or relationships with healthcare providers, customers, patients and third-party payors are found to be non-compliant with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs, which could also have a negative impact on us. Even if successful, defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage; and our product liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products.

The use of our investigational medicinal products in clinical trials and the sale of Monjuvi and any other approved products in the future may expose us to liability claims. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates.

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

To cover such liability claims, we purchase clinical trial insurances in the conduct of each of our clinical trials. It is possible that our liabilities could exceed our insurance coverage or that our insurance will not cover all situations in which a claim against us could be made. We expanded our insurance coverage to include the sale of commercial products once we receive marketing approval for any of our proprietary products. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired. Should any of the events described above occur, this could have a material adverse effect on our business, prospects, financial condition and results of operations, including, but not limited to:

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

Obtaining coverage and adequate reimbursement for our products may be particularly difficult because of the billing and access complexities often associated with drugs administered under the supervision of a physician. A decision by a third-party payor not to cover our products could reduce physician utilization of our products once approved. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us, or any future collaborators, to establish or maintain pricing sufficient to realize a sufficient return on our or their investment. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

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

In 2010, the ACA was signed into law in the United States. Among the provisions of the ACA of potential importance to our business and our product candidates are the following:

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

The costs of prescription pharmaceuticals in the United States has also been the subject of considerable discussion in the United States, and members of Congress and the Administration have stated that they will address such costs through new legislative and administrative measures. There have been several U.S. congressional inquiries, Administrative actions, and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient support programs, and reform government program reimbursement methodologies for drugs. For example, on November 20, 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and will apply in all U.S. states and territories for a seven-year period beginning January 1, 2021, and ending December 31, 2027. The Interim Final

Rule has not been finalized and is subject to revision and challenge. Additionally, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, Congress has indicated that it will continue to seek new legislative measures to control drug costs. To the extent that products that MorphoSys commercializes are subject to the legislative, regulatory, or other measures that promote or allow the reimportation of drugs the prices we receive for our products could decreases, which would adversely affect our future revenues and prospects for profitability.

In addition, individual states have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing.

The policies of the U.S. FDA or similar regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and biologics and spur innovation, but it has not yet been implemented and its ultimate implementation is unclear. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

We cannot predict whether future healthcare legislative or policy changes will be implemented at the federal or state level or in countries outside of the United States in which we may do business, or the effect any future legislation or regulation will have on us.

Additionally, in the case of any United States federal government shutdown, now or in the future, that continued for a prolonged period of time, processes related to coverage and reimbursement determinations could be delayed. Resolving such delays could force us or our collaborators to incur significant costs, could limit our allowed activities or the allowed activities of our collaborators, could diminish any competitive advantages that we or our collaborators may attain or could adversely affect our business, financial condition, results of operations and prospects, the value of our common stock and our ability to bring new products to market as forecasted. Even without such delay, there is no guarantee we will receive approval or reimbursement for our product candidates on a timely basis, or at all.

We and our contract manufacturers and our suppliers could be subject to liabilities, fines, penalties or other sanctions under environmental, health and safety laws and regulations if we or they fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on our business.

We currently rely on and expect to continue to rely on third-parties for the manufacturing and supply of active pharmaceutical ingredients, or API, and drug products of our product and product candidates. These third-parties are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, transportation, use, storage, treatment and disposal of hazardous materials and wastes. Although we have auditing rights and obligations (according to cGMP regulations for sponsors of clinical trials) with all our CMOs for production of API and drug products and finished drug product, we do not have control over a manufacturer’s or supplier’s compliance with environmental, health and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or in certain circumstances, an interruption in operations, any of which could adversely affect our business and financial condition if delayed manufacturing activities impact our clinical development activities and/or our commercial supply chain.

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

Our internal computer systems and physical premises, or those of our strategic collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs and our manufacturing operations.

Our internal computer systems and those of our current and any future strategic collaborators, vendors, and other contractors or consultants are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, cybersecurity threats, terrorism, war and telecommunication and electrical failures. Cyber incidents have been increasing in sophistication and frequency and can include third parties gaining access to our data using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, card skimming code, and other deliberate attacks and attempts to gain unauthorized access. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques.

It is also possible that unauthorized access to our data may be obtained through inadequate use of security controls by customers, suppliers or other vendors. While we are not currently aware of any impact that the SolarWinds supply chain attack had on our business, however this is a recent event, and the scope of the attack is yet unknown. Therefore, there is residual risk that we may experience a security breach arising from the SolarWinds supply chain attack.

While we have not experienced any such computer system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other disruptions. These cyber-attacks could be carried out by threat actors of all types (including but not limited to nation states, organized crime, other criminal enterprises, individual actors and/or advanced persistent threat groups). In addition, we may experience intrusions on our physical premises by any of these threat actors. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed. Any breach, loss, or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, or claims for damages either under the GDPR and relevant member state law in the EU, other foreign laws, and the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and other relevant state and federal privacy laws in the United States.

Our product and future product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an U.S. FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the U.S. FDA until four years following the date that the referenced product was first licensed by the U.S. FDA. In addition, the approval of a biosimilar product may not be made effective by the U.S. FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the U.S. FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the U.S. FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty and evolving interpretation. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the U.S. FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

One or more of our product candidates approved as a biological product under a BLA may qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the U.S. FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

We face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for or commercializing products before or more successfully than us.

The pharmaceutical and biotechnology industries are characterized by intense competition and significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Any product candidates that we successfully develop and commercialize will compete with existing products and new products that may become available in the future. We have competitors in each of the disease fields in which we research and develop our product candidates, many of whom have substantially greater name recognition, commercial infrastructure and financial, technical and personnel resources than we have. Smaller or early-stage companies may also prove to be significant competitors, particularly through partnerships with larger and established companies. Significant competitive factors in our industry include product efficacy and safety, quality and breadth of an organization’s technology, skill of an organization’s employees and its ability to recruit and retain key employees, timing and scope of regulatory approvals, reimbursement for, and the average selling price of, products, the availability of raw materials and qualified manufacturing capacity, manufacturing costs, intellectual property and patent rights and their protection and commercialization capabilities. While we believe that our product candidate platform, antibody discovery and development expertise and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Particularly in the case of tafasitamab, we compete with all companies that have products on the market or are developing product candidates for r/r DLBCL as well as additional treatment lines in DLBCL and additional indications we pursue with further clinical development. Regarding felzartamab (MOR202) we face competition from companies that have products currently prescribed or from companies that are developing products for autoimmune membranous nephrophathy (aMN). We also face potential competition from companies in other autoimmune areas that may be pursued. With regard to our other proprietary or partnered product candidates, we are, alone or in partnerships, for example, developing products to combat diseases such as MM, other cancers, psoriasis, Alzheimer’s, where our competitors primarily are comprised of large pharmaceutical companies, including Roche, Celgene, Novartis, Janssen, Gilead, Abbvie and many others. This competition includes a number of alternative therapies to combat such diseases that are being researched and are in various stages of development and commercialization. Should these therapies prove effective, it could reduce the potential size of the market for our products. Given the intense competition in our industry, we cannot assure you that any of the products that we develop will be clinically superior or scientifically or commercially preferable to products developed or introduced by our competitors.

In addition, significant delays in the development of our product candidates could allow our competitors to succeed in obtaining the U.S. FDA, the EMA or other regulatory approvals for their product candidates more rapidly than us, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights.

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

Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the U.S. dollar and the euro. Our functional currency is the euro and a substantial proportion of our operating expenses is paid in U.S. Dollars, we also receive payments from our collaboration partners in U.S. dollars and we regularly acquire services, consumables and materials in U.S. dollars. Further, future revenue will be derived from abroad, particularly from the United States. As a result, our business may be affected by fluctuations in foreign exchange rates between the euro and the U.S. dollar, which may also have a significant impact on our reported results of operations and cash flows from period to period.

Risks Related to Ownership of Our Securities

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

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs or our ordinary shares.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext

Brussels and Euronext Amsterdam and voluntarily report our results of operations on a quarterly basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there is and will continue to be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

The Nasdaq Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose the Nasdaq Listing Rules that we do not follow and describe the German corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We continue to follow German corporate governance practices in lieu of the corporate governance requirements of Nasdaq in certain respects. In particular, we follow German corporate governance practices in connection with the distribution of annual and interim reports to shareholders, the application of our code of conduct to our Supervisory Board, proxy solicitation in connection with shareholders’ meetings, and obtaining shareholder approval in connection with the issuance of shares in connection with an acquisition, change of control transactions, the establishment of or material amendment to any equity-based compensation plans and the issuance of shares in a private placement in excess of 20% of the outstanding share capital at less than the greater of book or market value. To this extent, our practice varies from the requirements of Nasdaq. See the sections of this annual report titled “Item 6—Directors, Senior Management and Employees” and “Item 16G—Corporate Governance.”

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

We do not believe we were a PFIC for the 2020 taxable year, and we do not expect to be treated as a PFIC in any future taxable year for the foreseeable future. However, because PFIC status is based on our income, assets and activities for the entire taxable year, which we expect may vary substantially over time, it is not possible to determine whether we will be characterized as a PFIC for any taxable year until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in future years will depend on our income, assets and activities in each of those years. There can be no assurance that we will not be considered a PFIC for any taxable year.

If we were to be or become a PFIC for any taxable year during which a U.S. holder (defined below in “Taxation—U.S. Taxation”) holds ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10 E. Taxation—U.S. Taxation—PFIC Rules.”

The interpretation of the treatment of ADSs by the German tax authorities is subject to change.

The specific treatment of ADSs under German tax law is based on administrative provisions by the fiscal authorities, which are not codified law and are subject to change. Tax authorities may modify their interpretation and the current treatment of ADSs may change, as the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 21, 2019, reference number IV C 1 – S 1980-1/16/10010 :001, shows. According to this circular, ADSs are not treated as capital participation (Kapitalbeteiligung) within the meaning of Section 2 Para. 8 of the Investment Tax Code (Investmentsteuergesetz). Such changes in the interpretation by the fiscal authorities may have adverse effects on the taxation of investors.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares are either directly or indirectly owned of record by non-residents of the United States or (b), (i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States.

As of March 11, 2021, a majority of our executive officers and directors are U.S. citizens or residents.

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

We will continue to incur increased costs as result of being a public company.

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

We are incorporated under the laws of Germany. The majority of our assets are located outside the United States and currently one, in the near future two of the four members of our Management Board and three out of six Supervisory Board members reside outside of the United States. As a result, effecting service of process upon such persons may require compliance with international treaty procedures that could cause delay and in some case interfere with establishing personal jurisdiction in front of U.S. courts. The United States and Germany do not currently have a treaty providing for reciprocal recognition and enforceability of judgments rendered in connection with civil and commercial disputes and, accordingly, a final judgment rendered by a U.S. court based on civil liability would not automatically be recognized or enforceable in Germany. Therefore enforcing against members of our Management Board or Supervisory Board or against us, judgments obtained in U.S. courts’ that are predicated upon the civil liability provisions of the U.S. federal securities laws may be impossible under German law as a result of public policy or jurisprudence providing defenses for German nationals. Foreign courts may refuse to consider claims brought under U.S. securities laws on either procedural grounds or substantive grounds. Even if a foreign court is willing to decide the merits of such a claim, it may decide to apply the law of the jurisdiction in which the foreign court is located, rather than U.S. law.

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

We are a German stock corporation with our registered office in Germany. Our corporate affairs are governed by the laws governing stock corporations incorporated in Germany and our articles of association. The rights of shareholders and the responsibilities of members of our Management Board (Vorstand) and Supervisory Board (Aufsichtsrat) may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our Management Board and Supervisory Board may take into account a broad range of considerations, including our interests, the interests of our shareholders, employees, creditors and, to a limited extent, the general public. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a holder of ADSs. See “Item 16G—Corporate Governance”.

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

MorphoSys AG was founded in 1992 in Martinsried, Germany, and was converted to a stock corporation on March 3, 1998 under the laws of Germany with an indefinite duration. Our legal and commercial name is MorphoSys AG. We were registered in the commercial register of the local court of Munich under number HRB 121023 on June 30, 1998. In 1999, MorphoSys was listed on the Frankfurt Stock Exchange, trading under the ticker symbol “MOR”. In 2014, MorphoSys joined the TecDAX index, and in 2018, MorphoSys joined the MDAX index. In April 2018, following a U.S. initial public offering, American Depositary Shares of MorphoSys began trading on the Nasdaq, also under the symbol “MOR”. In July 2018, we established a wholly owned subsidiary, MorphoSys US Inc., to build our commercial infrastructure in the United States. MorphoSys US Inc. is the company’s agent in the United States and is located at 470 Atlantic Avenue, 14th Floor, Boston, Massachusetts 02210.

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

Principal Capital Expenditures:

In the years ended December 31, 2020, 2019 and 2018, our expenditures for property, plant and equipment were € 4.3 million, € 3.1 million, and € 1.8 million, respectively. In the years ended December 31, 2020, 2019 and 2018, our expenditures for intangible assets were € 44.9 million, € 0.6 million, and € 0.6 million, respectively.

For our commitments for capital expenditures, we refer to Item 5.F.

B.	Business Overview

We are a commercial-stage biopharmaceutical company devoted to the discovery, development and commercialization of innovative and differentiated therapies for patients suffering from serious diseases. Based on our proprietary technology platforms and leadership in the field of therapeutic antibody discovery, generation and engineering, we, together with our partners, have developed more than 100 therapeutic product candidates. Our broad pipeline spans two business segments: Proprietary Development, in which we invest in and develop product candidates, and Partnered Discovery, in which we generate product candidates for our partners in the pharmaceutical and biotechnology industries against targets identified by our partners. In the future, the development of antibody candidates on behalf of other companies will no longer be a focus of business activities. In the first quarter of 2021, MorphoSys will no longer use the Proprietary Development and Partnered Discover segments as part of its regular internal reporting. The previous segment reporting will therefore be reported for the last time on December 31, 2020 for external purposes. We believe our pipeline of novel and differentiated product candidates has the potential to treat serious diseases and improve the lives of patients.

Our Clinical Pipeline

Program Indication	Phase 1	Phase 2	Phase 3	Launched	Most advanced development stage
Tafasitamab (MOR208)[1] L-MIND / relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL)	●	●	○[2]	●	MONJUVI® tafasitamab-cxix
B-MIND / r/r DLBCL	●	●	●	○	
firstMIND / first-line DLBCL	●	○	○	○	
frontMIND / first-line DLBCL	◍	◍	◍	○	Trial initiation expected H1 2021
inMIND / r/r follicular lymphoma / marginal zone lymphoma	◍	◍	◍	○	Trial initiation expected H1 2021
Felzartamab (MOR202) M-PLACE / Anti-PLA2R-positive membranous nephropathy	●	○	○	○	
New-PLACE / Anti-PLA2R-positive membranous nephropathy	●	●	○	○	

● Current status

◍ Expected study

[1] Global Collaboration and License Agreement with Incyte Corporation; co-commercialization in the U.S.; Incyte has exclusive commercialization rights outside the U.S.

[2] Not conducted, as not necessary

Clinical Programs Developed by Partners (Selection)

Program / Partner Indication	Phase 1	Phase 2	Phase 3	Launched
Tremfya® (guselkumab) / Janssen/J&J Psoriasis	●	●	●	●
Felzartamab (MOR202)[1] / I-Mab Multiple myeloma	●	●	●	○
Otilimab (MOR103/GSK3196165) / GlaxoSmithKline Rheumatoid arthritis	●	●	●	○
Severe pulmonary COVID-19 related disease	●	●	○	○
Gantenerumab / Roche Alzheimer's disease	●	●	●	○
Anetumab ravtansine (BAY94-9343) / Bayer Solid tumors	●	●	○	○
Ianalumab (VAY736) / Novartis Inflammation	●	●	○	○
MAA868 / Anthos Therapeutics Atrial fibrillation	●	●	○	○

Program / Partner Indication	Phase 1	Phase 2	Phase 3	Launched
NOV-8 (CMK389) / Novartis Pulmonary sarcoidosis	●	●	○	○
NOV-9 (LKA651) / Novartis Diabetic eye diseases	●	●	○	○
Setrusumab (BPS804) / Mereo/Novartis/Ultragenyx Brittle bone syndrome	●	●	○	○
Utomilumab (PF-05082566) / Pfizer Solid tumors	●	●	○	○
Xentuzumab (BI-836845) / BI Solid tumors	●	●	○	○
NOV-14 (CSJ117) / Novartis Asthma	●	●	○	○
MOR210[2] / I-Mab r/r advanced solid tumors	●	○	○	○

[1] Sublicensed to I-Mab for development in China, Hong Kong, Macao and Taiwan.

[2] Sublicensed to I-Mab for development in China, Hong Kong, Macao, Taiwan and South Korea.

Pipeline products are under clinical investigation and there is no guarantee any investigational product will be approved by regulatory authorities.

© MorphoSys, March 2021

We currently have 28 product candidates in clinical development across Proprietary Development and Partnered Discovery, including the most advanced proprietary product Monjuvi for which the U.S. Food and Drug Administration (U.S. FDA) granted accelerated approval on July 31, 2020, one month ahead of its Prescription

Drug User Fee Act (PDUFA) date. Monjuvi was approved in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This decision represented the first approval of a second-line treatment for adult patients with r/r DLBCL in the U.S. Continued approval may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In January 2020, we entered into a global collaboration and licensing agreement with Incyte to further global develop and commercialize tafasitamab. Under the terms of our collaboration and license agreement with Incyte, we and Incyte are co-commercializing Monjuvi in the United States, while Incyte has exclusive commercialization rights outside of the U.S. We currently forecast an opportunity as a second-line and third-line treatment in r/r DLBCL of approximately 10,000 eligible patients per year in the U.S. and approximately 14,000 eligible patients per year in Europe who are not eligible for high-dose chemotherapy (HDC) and ASCT. As a potential first-line treatment in DLBCL, we believe there is currently a market opportunity of 30,000 patients in the U.S. and 40,000 patients in Europe.

We also have a commercial product in our Partnered Discovery portfolio, Tremfya, which is developed and marketed by our partner Janssen. Tremfya received regulatory approval for the treatment of plaque psoriasis in 2017 and is currently approved in 76 countries for the treatment of adults with moderate to severe plaque psoriasis.

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

Most advanced Proprietary Development programs include:

•

Tafasitamab—is a humanized Fc-modified monoclonal antibody directed against CD19. CD19 is a target for the treatment of B-cell malignancies, including DLBCL, follicular lymphoma, or r/r FL, chronic lymphocytic leukemia, or r/r CLL, and marginal zone lymphoma, or r/r MZL. On July 31, 2020, one month ahead of its PDUFA date, the U.S. FDA approved Monjuvi in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma and who are not eligible for autologous stem cell transplant (ASCT). This represented the first approval of a second-line treatment for adult patients with r/r DLBCL in the U.S. Monjuvi was approved under accelerated approval by the U.S. FDA. Continued approval may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). At the beginning of 2020 we signed a collaboration and license agreement granting Incyte U.S. co-commercialization and ex-U.S. commercialization rights for tafasitamab. Under the terms of the agreement, we and Incyte are responsible for the further clinical development of tafasitamab.

•

Felzartamab (MOR202)—an investigational, human monoclonal HuCAL® antibody directed against CD38. We are conducting an ongoing phase 1/2 trial in anti-PLA2R-positive membranous nephropathy, an autoimmune disease affecting the kidneys. The proof-of-concept study, called M-PLACE, is primarily evaluating the safety and tolerability of felzartamab (MOR202). Due to the COVID-19 pandemic, we had temporarily paused the patient screening and enrollment for the M-PLACE study. We subsequently resumed patient recruitment, and the first patient was dosed in the U.S. at the end of July 2020. In November 2020, we completed the safety run-in phase of the study and the routine enrollment phase opened. In February 2021, we achieved the milestone of treating the first patient in the Phase 2 New-PLACE study, which in coherence with M-PLACE is designed to identify the optimal felzartamab (MOR202) dosing schedule for the treatment of patients with anti-PLA2R-positive membranous nephropathy. Furthermore, in November 2017, we signed a regional licensing agreement with I-Mab Biopharma, or I-Mab, for felzartamab (MOR202) for the development in relapsed and refractory multiple myeloma, or r/r MM, and other indications in China, Hong Kong, Macao and Taiwan.

•

Otilimab—a fully human HuCAL antibody directed against the granulocyte-macrophage colony-stimulating factor (GM-CSF). We discovered and advanced otilimab into clinical development in rheumatoid arthritis, or RA, and multiple sclerosis. GSK acquired the rights to otilimab pursuant to an exclusive worldwide development and license agreement that we entered into in June 2013. In mid-2019, GSK has announced the start of a phase 3 program in RA called CONTRAST, comprising three pivotal studies and a long-term extension study to evaluate the antibody in patients with moderate to severe RA. In 2020, GSK started a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID-19-associated disease and reported preliminary results in February 2021.

In addition to the programs listed above, we are pursuing several proprietary programs in earlier-stage research and development.

Most advanced Partnered Discovery products and product candidates include:

•

Tremfya—a HuCAL antibody directed against IL-23 developed and marketed by our partner Janssen. Tremfya, which is approved to treat moderate-to-severe plaque psoriasis, was originally approved and launched in the United States in July 2017. Tremfya received regulatory approval for the treatment of plaque psoriasis in 2017 and is currently approved in 76 countries for the treatment of adults with moderate to severe plaque psoriasis who are candidates for systemic therapy or phototherapy, and in Brazil, Canada, Ecuador, Japan, Taiwan and the U.S. for the treatment of adult patients with active psoriatic arthritis, or PsA. In Japan, the marketing approval for Tremfya includes, in addition to plaque psoriasis, two other forms of psoriasis (pustular and erythrodermic psoriasis). Furthermore, Janssen received approval of Tremfya in Japan for the treatment of patients with palmoplantar pustulosis in 2018. In December 2020, Janssen reported the European Commission’s approval for the use of Tremfya in the treatment of adult patients with active PsA who have had an inadequate response or who have been intolerant to a prior disease-modifying antirheumatic drug (DMARD) therapy. We are entitled to royalty payments on net sales of Tremfya.

•

Gantenerumab—a HuCAL antibody directed against amyloid beta that is being developed by Roche for the treatment of Alzheimer’s disease. In phase 1 clinical trials, gantenerumab has been shown to reduce brain amyloid in mild-to-moderate Alzheimer’s disease patients. In June 2018, Roche initiated a pivotal program consisting of two phase 3 studies named GRADUATE-1 and GRADUATE-2. This program assesses the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease. According to www.clinicaltrials.gov, a phase 2, multicenter, open-label, single arm study to evaluate the pharmacodynamic effects of once weekly administration of gantenerumab in participants with early (prodromal to mild) Alzheimer’s disease started at year-end 2020.

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

•

Ylanthia®—Ylanthia is our newest antibody library, which comprises over 100 billion fully human antibodies. Ylanthia enables the generation of fully human antibody candidates with optimized biophysical properties, which we believe offer a number of important advantages over competing platforms. This platform builds on our experience in generating more than 100 therapeutic product candidates using our original HuCAL platform. Ylanthia will continue to be the preferred binder source of the next generation of therapeutic antibody candidates in our proprietary pipeline.

•

OkapYTM bispecific antibody platform—MorphoSys’ OkapY technology is a novel proprietary 2+1 bispecific antibody format that displays excellent physicochemical properties which translate into easy developability and manufacturability. The OkapY technology forms the foundation to MorphoSys’ innovative T-cell engager platform where a unique Ylanthia-derived CD3 binder combined with the OkapY format ensures maximal T-cell engagement, activation and tumor killing.

•

CyCAT® (Cytotoxic Cell Activation at Tumor) Dual Targeting Concept—In November 2020, we and Cherry Biolabs announced that we had entered into a licensing agreement granting us the rights to apply Cherry Biolabs’ innovative, multispecific Hemibody technology to six exclusive targets. This Hemibody technology, in combination with our antibody know-how and technologies, offers the potential to generate novel T-cell engaging medicines with higher precision and better safety profiles for the treatment of cancer patients. We intend to apply the Hemibody technology in the context of our CyCAT Dual Targeting Concept to discover and advance novel Hemibody-based treatment options for patients with hematological and solid cancers.

As a fully integrated biopharmaceutical company, we are committed to investing in our platforms, generating new therapeutics and developing them into products that address significant unmet medical needs.

We have an internationally-trained, multi-cultural team of about 615 employees (as of December 31, 2020) and consultants, including a research and development team of 351 scientists, clinicians and support staff. Our management team and senior experts have deep experience and capabilities in biology, chemistry, product discovery and clinical development.

Our Strengths

We believe our core strengths include:

Our lead product, Monjuvi, which received U.S. accelerated approval in July 2020 in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma and who are not eligible for autologous stem cell transplant (ASCT). DLBCL is the most common type of non-Hodgkin lymphoma. We, with our partner Incyte, are developing tafasitamab for the treatment of a broad range of hematological malignancies and in combination with various other therapies.

Additional proprietary product candidates, such as felzartamab (MOR202), MOR210 and otilimab, in clinical trials for the treatment of cancer, autoimmune diseases, arthritis and severe pulmonary COVID-19-associated disease.

Our partnered antibody pipeline, which is very broad and deep across therapeutic areas and provides us with multiple opportunities for value creation.

Our long-term technology leadership in antibody discovery, generation and engineering as demonstrated by multiple collaborations with leading pharmaceutical and biotechnology companies as well as by the breadth and depth of our technology platforms, which we continue to enhance and expand.

Our diversified business model with both proprietary and partnered development programs, which provides us with a strong financial base and strategic flexibility.

A broad intellectual property portfolio protecting products and product candidates as well as our technology platforms.

Our experienced management team comprised of industry leaders in corporate management, antibody discovery, product development, business development, and licensing & commercialization.

Our Strategy

We are focused on the development and commercialization of innovative drugs to offer additional treatment options for patients where there is a significant unmet need. We develop drug candidates both in-house and in collaboration with partners. Our own development activities are mainly focused on compounds for the treatment of cancer and autoimmune diseases.

We have defined three strategic value drivers:

•	Proprietary products: We are commercializing Monjuvi and plan to commercialize certain of our other proprietary products, if approved, to generate revenue through direct sales.

•

Partnerships: Strategic partnerships for the development and commercialization of certain of our product candidates from which we earn milestone payments and royalties. One example is Tremfya, which is developed and commercialized by our partner Janssen.

•

Research platforms: We continue to develop and enhance our proprietary technology platforms, including in-licensing new technology, to generate new product candidates to expand our proprietary pipeline.

With this strategy, we have transformed into a fully integrated biopharmaceutical company, and we expect to continue to effectively grow the company for long-term success.

Monoclonal Antibodies Form the Basis of Next Wave Biotherapeutics: Bispecific Antibodies

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

The first methods for producing specific single defined antibodies that recognize a single antigen, or monoclonal antibodies, in order to use them as therapeutics were developed approximately 40 years ago. While cancer and inflammatory conditions have been the two largest disease areas for therapeutic antibody discovery, the broad applicability of antibodies has led to a rapid expansion of their use in other indications, including infectious diseases, metabolic conditions, ophthalmology, and neurodegenerative diseases. As a result, around 100 antibodies are currently approved for marketing in various clinical applications. Among these are therapeutic antibodies that label and/or block the activity of cell surface receptors or signaling molecules, stimulate the activity of cells or lead to their elimination by effector cells, and bind toxic substances from the bloodstream to accelerate their elimination.

Initially, monoclonal antibodies were derived from mice. However, antibodies derived from mice are of limited use as therapeutic agents since the human immune system recognizes such antibodies as foreign molecules and may trigger a defense reaction against them. Technological advances over the last three decades have allowed the modification of antibody structures to make them more “human-like”, culminating in the creation of fully human antibodies. Currently, it is possible to generate fully human antibodies from transgenic mice. With our Human Combinatorial Antibody Library (HuCAL), we have developed a technology for the in vitro generation of highly specific and fully human antibodies. Ylanthia, which is our most recent antibody technology platform, comprises more than 100 billion distinct, different, fully human antibodies. For MorphoSys, the HuCAL and Ylanthia technologies as well as our protein engineering capabilities form the basis of our next generation bi- and multispecific antibody platforms.

Bispecific antibodies (BsAbs) are proteins engineered to recognize 2 different targets at the same time. Such proteins with ‘two-target’ functionality can interfere with multiple surface receptors or receptor ligands. BsAbs can also place targets into close proximity, either to support protein complex formation on one cell, or to trigger contacts between cells. So far, 2 such therapeutics are available in the United States. Amgen’s blinatumomab (Blincyto) was given accelerated approval for the treatment of B-cell precursor acute lymphoblastic leukemia, and Roche/Chugai’s emicizumab (Hemlibra) was approved by the FDA in October 2018 to treat patients with hemophilia. At present, there are more than 300 bispecific antibodies in development. The most common type of BsAb in development are so called T cell–engaging (TCE) bispecific antibodies which trigger signaling of the CD3 surface receptor on T cells and also bind to a second target protein on tumor cells, targeting and activating cytotoxic T cells to eliminate cancer cells with one antibody molecule. These treatments make up about 45% of the bispecific pipeline and may become the next wave of novel antibody-based therapy with the potential to disrupt the current treatment paradigm in oncology.

MorphoSys’ OkapY technology is an innovative and proprietary BsAB format. Designed to be simple and modular in its use, this versatile format enables several distinct classes of bispecifics with unique mode of actions. Most notably, our OkapY technology can be combined with our Ylanthia-derived anti-CD3 binder to create a potentially powerful T-cell engager (TCE) platform.

In November 2020, we, together with Cherry Biolabs, a spin-off from the University Hospital Würzburg, announced that we had entered into a licensing agreement granting MorphoSys the rights to apply Cherry Biolabs’ innovative, multispecific Hemibody technology to six exclusive targets. This Hemibody technology, in combination with our antibody know-how and technologies, offers the potential to generate novel T-cell engaging (TCE) medicines with even higher precision and better safety profiles for the treatment of cancer patients. We intend to apply the Hemibody technology in the context of our CyCAT Dual Targeting Concept to discover and advance novel Hemibody-based treatment options for patients with hematological and solid cancers.

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

Phage display utilizes bacteriophages (viruses that infect bacteria) to connect proteins with the genetic information that encodes them. In traditional phage display as applied to antibody production, the gene encoding the antibody’s Fab fragment is inserted into a phage coat protein gene, causing the phage to “display” the Fab fragment on its outside while containing the gene for the Fab fragment. Displaying phages can be screened against the epitope(s) of interest which has been immobilized to the surface of a microtiter plate or is presented on the surface of a cell, and those phages displaying the Fab fragment of interest will bind to the surface. Those phages displaying other Fab sequences will be removed by washing. Phages that remain can be removed via the process of elution and can be used to produce more phage by re-infection of bacteria, resulting in a phage mixture enriched for the Fab fragment of interest. The repetition of these cycles to create an increasingly purified phage mixture is known as the process of ‘panning’ (comparable to the original method of searching for gold in the beds of rivers). The ease of attachment and detachment of phages from the microtiter surface, and the overall speed of each cycle, can have a profound impact on the efficiency of antibody isolation and production.

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

Key distinguishing and industry leading features of Ylanthia include:

•

Size and heavy/light chain pairing: Ylanthia is one of the industry’s largest known antibody Fab libraries, comprising over 100 billion distinct, fully human antibodies. Ylanthia uses 36 fixed, naturally occurring heavy and light chain framework combinations, which translates into extensive structural diversity. The library’s diversity delivers antibodies against previously inaccessible target molecules and unique epitope coverage;

•

Enhanced biophysical properties: Antibody frameworks were pre-selected for expression levels, stability and aggregation behavior. A shift towards higher stability and stress tolerance increases shelf life and serum stability of resulting antibody products, which makes them more cost-effective to produce and administer. A higher solubility in turn opens up the path for more convenient formulations for patients, such as subcutaneous administration. These features obviate the need to engineer Ylanthia antibodies, which is common practice with other technologies. By avoiding engineering steps, development timelines are shortened and the risk that Ylanthia antibodies fail in the manufacturing and formulation process is reduced;

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

•

Rapid, highly efficient optimization: When needed, antibodies from the Ylanthia library are optimized using our Slonomics® technology. Slonomics is a fully automated DNA synthesis platform that utilizes sets of double-stranded DNA triplets in the controlled fabrication of highly diverse combinatorial gene libraries. With Slonomics, Ylanthia distinguishes itself from HuCAL, which relies on a modular gene design and pre-formed cassettes for antibody optimization;

•	MOR106 became the first Ylanthia antibody to enter clinical trials, demonstrating the ability of Ylanthia to produce antibodies suitable for entry into clinical trials; and

•	Ylanthia is used in all of our ongoing proprietary discovery projects.

BI- AND MULTISPECIFIC ANTIBODIES

There is great synergy between the Ylanthia platform and our other antibody engineering technologies. Specifically, exploiting the use of Ylanthia-derived binders in our innovative bispecific antibody formats that activate T cells or modulate T cell function to induce an antitumor immune response across multiple tumor types is one of our focus areas in R&D.

T Cell Modulators: One example of such a T cell modulatory approach is our tumor-targeted CD137 (4-1BB) format that allows for binding of a bi-specific antibody to T cells via CD137 (4-1BB) and to the antigen present on the tumor cell, thereby enhancing T cell recruitment to the tumor as well as co-stimulation of tumor-specific effector T cells. Consequently, this is intended to result in enhanced activation of T cells and tumor cell killing.

CD137 is a validated, co-stimulatory checkpoint target expressed on T cells. First signs of activity with monospecific antibodies against CD137 (such as utomilumab) in patients with advanced solid cancer have been shown. Furthermore, a bi-specific approach against CD137 and a tumor target is meant to increase efficacy and the therapeutic window by co-stimulation of tumor-specific effector T cells in the tumor microenvironment. Moreover, the approach might offer a potential to be developed in combination with further checkpoint modulators such as PD-1, PD-L1, CTLA-4 and, of particular relevance, may be combined with T cell engaging approaches.

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

Proprietary Ylanthia anti-CD137 antibodies have been generated and a bi-specific, bi-valent effector-format with IgG-like properties has been established. Other approaches and co-stimulatory receptors to modulate T cell function are also currently explored.

T Cell Engagers: Simultaneous binding of a T-cell engager (TCE)bispecific antibody to CD3 on T cells and a tumor-associated antigen (TAA) may result in the formation of an immune synapse, a junction formation between the T cell and the tumor cell, and subsequent downstream signaling that may lead to T-cell–mediated tumor killing through the degranulation of cytotoxic granuls, the release of cytokines that generate a pro-inflammatory tumor microenvironment leading to the recruitment of additional T cells and to T cell proliferation and expansion at the tumor site.

The OkapY 2 + 1 bispecific antibody format has been developed by MorphoSys. This format, in combination with our Ylanthia-derived anti-CD3 binder, builds the foundation to MorphoSys’ TCE bispecific antibody platform for tackling hematological as well as solid tumor indications. Structural features allow for bivalent high-avidity binding to the selected tumor antigen (TAA), along with 1 binding site for CD3 on T cells.

CYCAT/HEMIBODY TECHNOLOGY

In November 2020, we, together with Cherry Biolabs, a spin-off from the University Hospital Würzburg, announced that we had entered into a licensing agreement granting us the rights to apply Cherry Biolabs’ innovative, multispecific Hemibody technology to six exclusive targets. This Hemibody technology, in combination with our antibody know-how and technologies, offers the potential to generate novel T-cell engaging medicines with higher precision and better safety profiles for the treatment of cancer patients. We intend to apply the Hemibody technology in the context of our CyCAT Dual Targeting Concept to discover and advance novel Hemibody-based treatment options for patients with hematological and solid cancers. The Hemibody technology could strongly increase specificity and selectivity of tumor targeting and enable a substantially enlarged therapeutic window. The core of this technology is a T-cell engaging molecule that is split into two complementary fragments. We use CD3, a clinically well-established target for the engagement of T-cells. This is combined with the concept of dual tumor targeting. One fragment of the split T-cell engager is fused to one tumor antigen targeting antibody, the other fragment to a different tumor antigen targeting antibody. These two molecules, called hemibodies, circulate freely in the blood stream and activate T-cells only once they bind to the antigen combination expressed on cancer cells. Both antigens must be present on the tumor cell surface for the T-cell engager to become functional and to activate the T-cell. This licensing agreement is part of our strategy to enhance our research efforts and to focus on next-generation modalities for the treatment of cancer and autoimmune disorders.

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

TAFASITAMAB

OVERVIEW

Tafasitamab (formerly known as MOR208, XmAb5574) is a humanized Fc-modified monoclonal antibody directed against the antigen CD19, which is broadly expressed on the surface of B cells, a type of white blood cell, and is thus a target against B-cell malignancies. On July 31, 2020, the U.S. FDA approved Monjuvi in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma and who are not eligible for autologous stem cell transplant (ASCT). The U.S. FDA decision represented the first approval of a second-line treatment for adult patients with r/r DLBCL in the U.S. Monjuvi was approved under accelerated approval by the U.S. FDA, one month ahead of the PDUFA date. Continued approval may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). We are currently investigating tafasitamab for the treatment of various B-cell malignancies including DLBCL. The focus of the current tafasitamab development program is on r/r DLBCL, and we have two studies, L-MIND (phase 2) and B-MIND (phase 2/3), ongoing in that indication. The firstMIND (phase 1b) study is being conducted in patients with newly diagnosed DLBCL.

We are developing tafasitamab pursuant to a collaboration and license agreement that we entered into in June 2010 with Xencor. For more information on this agreement, please refer to Collaboration and License Agreements—Collaboration and License Agreement with Xencor. In addition, at the beginning of 2020 we signed a global collaboration and license agreement to further develop and commercialize tafasitamab granting Incyte U.S. co-commercialization and ex-U.S. commercialization rights for tafasitamab. Under the terms of the agreement, we and Incyte are responsible for the further clinical development of tafasitamab. For more information on this agreement, please refer to Collaboration and License Agreements—Collaboration and License Agreement with Incyte. In November 2020, we, together with Incyte, announced a clinical collaboration with Xencor to investigate the combination of tafasitamab, lenalidomide and Xencor’s plamotamab, a tumor-targeted bispecific antibody that contains both a CD20 binding domain and a cytotoxic T-cell binding domain (CD3), in patients with r/r DLBCL, first-line DLBCL, and r/r follicular lymphoma (FL).

In 2014, we were granted fast track designation for tafasitamab by the U.S. FDA for the treatment of r/r DLBCL. The U.S. FDA’s fast track program is designed to facilitate the development and expedite the review of product candidates intended, alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and that demonstrates the potential to meet an unmet medical need for such diseases or conditions. Also, the U.S. FDA and the European Commission have granted orphan drug designation (in 2014) and orphan medicinal product status (in 2014 for CLL/SLL; in 2015 for DLBCL), respectively, for tafasitamab for DLBCL and CLL/small lymphocytic lymphoma (SLL).

In October 2017, based on preliminary data from the ongoing L-MIND study, the U.S. FDA granted breakthrough therapy designation (BTD) for tafasitamab in combination with lenalidomide, for the treatment of patients with r/r DLBCL who are not eligible for HDC and ASCT. The FDA grants this designation to a product candidate intended alone or in combination with one or more other drugs to treat a serious or life-threatening disease or condition when preliminary data indicate that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA’s grant of BTD is intended to expedite the development and review of product candidates.

At the end of 2019, we submitted a biologics license application (BLA) for tafasitamab based on the primary analysis data from the phase 2 L-MIND trial of tafasitamab in combination with lenalidomide in patients with r/r DLBCL and primary analysis data from our RE-MIND study. The U.S. FDA accepted our BLA filing, granted priority review and set a PDUFA goal date of August 30, 2020. As noted above, on July 31, 2020, the U.S. FDA approved Monjuvi in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma and who are not eligible for autologous stem cell transplant (ASCT).

We currently forecast an opportunity as a second-line and third-line treatment in r/r DLBCL of approximately 10,000 eligible patients/year in the U.S. and approximately 14,000 eligible patients/year in Europe who are not eligible for HDC and ASCT. As a potential first-line treatment in DLBCL, we believe there is currently a market opportunity of 30,000 patients in the U.S. and 40,000 patients in Europe.

In May 2020, we and Incyte announced the validation of the European Marketing Authorization Application or MAA for tafasitamab. The application seeks approval of tafasitamab in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with r/r DLBCL, who are not candidates for ASCT. The validation of the MAA by the EMA confirmed that the formal review process could begin. If approved, Incyte will hold the marketing authorization, giving it exclusive commercialization rights for tafasitamab in Europe.

In December 2020, long-term data from various subgroup analyses of the L-MIND study were presented at the 62nd American Society of Hematology Annual Meeting & Exposition (ASH). It was shown that treatment with tafasitamab in combination with lenalidomide had resulted in long-lasting remissions after a follow-up of more than two years. At the time of analysis, patients continued to experience long median duration of response (mDoR) of 34.6 months and median overall survival (mOS) of 31.6 months and median progression-free survival (mPFS) of 16.2 months. The data also showed that treatment with tafasitamab plus lenalidomide taken for 12 cycles, followed by monotherapy with tafasitamab until disease progression, caused no unexpected adverse effects.

In January 2021, we and Incyte announced that the Swiss Agency for Therapeutic Products (Swissmedic) has accepted the MAA for tafasitamab. The MAA seeks approval for tafasitamab, in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), including DLBCL arising from low grade lymphoma, who are not candidates for autologous stem cell transplant (ASCT). The MAA will now enter the formal review process by Swissmedic. Furthermore, we and Incyte announced that Health Canada has accepted the New Drug Submission (NDS) for tafasitamab. The application seeks approval of tafasitamab in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), including DLBCL arising from low grade lymphoma, who are not eligible for, or refuse, ASCT.

TREATMENT OF B-CELL MALIGNANCIES AND DLBCL

B-cell malignancies comprise a heterogeneous group of malignancies, such as Non-Hodgkin’s Lymphoma, or NHL, including DLBCL, and leukemias such as B-CLL and acute lymphoblastic leukemia (B-ALL).

First-line treatment of DLBCL most commonly consists of a combination chemotherapy regimen plus rituximab, also referred to as R-CHOP (R, rituximab; CHOP, cyclophosphamide, doxorubicin, vincristine and the corticosteroid prednisone). There is a scientific rationale for the complementation of a CD20-targeting approach such as with rituximab with a CD19 targeting antibody in first-line patients. For relapsed or refractory (r/r) patients after R-CHOP treatment, there is a rational for the replacement of a CD20-targeting approach with a CD19-targeting approach. First of all, CD19 has been shown to be expressed earlier and more broadly during B-cell development than CD20. Secondly, in clinical practice, an anti-CD20 approach is often applied by physicians in the r/r setting, even though patients relapsed to a prior therapy containing an anti-CD20 antibody. In DLBCL, despite the therapeutic success of first-line R-CHOP, up to 40% of patients become refractory to or relapse after initial treatment with fast progression of disease.

DLBCL patients who are refractory or have relapsed after R-CHOP have a poor prognosis and few therapeutic options. In second-line after R-CHOP treatment, the goal is to achieve a second remission by an alternative salvage chemotherapy regimen (e.g. DHAP, ICE, GDP with or without rituximab). In responding patients who are candidates for transplant (~50%), a subsequent high-dose chemotherapy with autologous stem cell transplantation (ASCT) may be performed as a potentially curative treatment. In non-transplant candidates (e.g. based on comorbidities or older age), less aggressive chemotherapies are recommended (e.g. bendamustine-rituximab, gemcitabine-oxaliplatin, lenalidomide, with or without rituximab). Recently, polatuzumab (Polivy™ polatuzumab vedotin-piiq) in combination with bendamustine and rituximab was EMA-approved in 2nd line while it was FDA-approved after at least two prior therapies. In third- and subsequent palliative therapy lines, other chemotherapies such as pixantrone or non-cross reacting combination chemotherapy regimens may be used. In certain circumstances brentuximab vedotin for CD30+ disease, ibrutinib or lenalidomide in non-GCB-DLBCL may be useful. More recently, three CD-19-directed chimeric antigen receptor-T cell (CAR-T) therapies were approved (Yescarta® (axicabtagene iloleucel); Kymriah® (tisagenlecleucel); Breyanzi® (lisocabtagene maraleucel) after two or more lines of therapy for the treatment of r/r DLBCL. It remains to be seen, however, what proportion of r/r DLBCL patients will be considered to be eligible for such therapies, and how broadly such therapies will be available for the foreseeable future. For those DLBCL patients who are not eligible for HDC and ASCT, or for CAR T-cell treatments, current treatment options are limited and there remains a high unmet need for the development of novel therapies.

TAFASITAMAB FOR TREATMENT OF B-CELL MALIGNANCIES, INCLUDING DLBCL

TAFASITAMAB—PROPOSED MECHANISM OF ACTION

Tafasitamab binds to the CD19 antigen, which is broadly and homogeneously expressed across various B cell-derived blood cancers. According to preclinical findings, CD19 can enhance B-cell receptor signaling, which is important for B-cell survival and is considered an important therapeutic target for the treatment of B cell-related lymphomas and leukemias.

The suggested mechanism of action of tafasitamab is as follows: The Fc-modified antibody tafasitamab binds to the CD19 antigen on the surface of blood cancer cells. This attracts the immune system’s natural killer cells, and/or macrophages. Natural killer cells and macrophages bind to the cancer cells through the tafasitamab antibody and kill them through antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP). Tafasitamab’s modified Fc region is designed to increase the effectiveness of the body’s immune reaction to cancer cells. In addition to its immune-mediated functions, the binding of tafasitamab to CD19 may also lead to the direct killing of the tumor cells, or direct cytotoxicity. The below figure depicts the suggested mechanisms of action of tafasitamab:

We believe that Monjuvi offers a differentiated therapeutic approach in DLBCL. For r/r DLBCL patients who are ineligible for or not willing to undergo HDC and ASCT, available treatment options are limited. We are continuing to further clinically investigate tafasitamab in this patient segment who need more treatment options.

DEVELOPMENT OF TAFASITAMAB

Tafasitamab has been or is being investigated in several clinical trials in the following indications: DLBCL, FL/marginal zone lymphoma (MZL), CLL/SLL and B-cell acute lymphoblastic leukemia (B-ALL). A phase 1 trial in CLL/SLL and a phase 2 trial in B-ALL were completed in 2013 and 2015, respectively. A phase 2 trial in NHL

(including r/r DLBCL, mantle cell lymphoma (MCL), FL, and other indolent NHL) and an investigator-initiated phase 2 trial in CLL/SLL are currently ongoing. Four additional trials (three in DLBCL—L-MIND, B-MIND, First-MIND—and one in CLL) in combination with other therapies are also currently ongoing.

The focus of tafasitamab’s clinical development is on NHL. In DLBCL, we intend to position tafasitamab as a backbone treatment for all patients suffering from DLBCL, irrespective of the line of treatment or the possible combination treatment. Both the L-MIND and B-MIND studies are focused on those patients with r/r DLBCL who are not candidates for HDC and ASCT. For this group of patients, the treatment options prior to the approval of tafasitamab in the U.S. were limited and not sufficiently effective. The firstMIND study includes patients with newly diagnosed DLBCL and is expected to pave the way for frontMIND, a pivotal phase 3 study in first-line patients that will begin in 2021.

Incyte is responsible for initiating a combination study of its PI3K delta inhibitor parsaclisib with tafasitamab in relapsed or refractory B-cell malignancies, as well as initiating a pivotal phase 3 study (inMIND) in patients with relapsed or refractory follicular lymphoma (r/r FL) as well as in patients with relapsed or refractory marginal zone lymphoma (r/r MZL). The global randomized study, which is expected to begin in 2021 and enroll approximately 600 patients, will compare the safety and efficacy of tafasitamab in combination with rituximab and lenalidomide to the safety and efficacy of rituximab in combination with lenalidomide.

In November 2020, we, together with Incyte, announced a clinical collaboration with Xencor to investigate the combination of tafasitamab, lenalidomide and Xencor’s plamotamab, a tumor-targeted bispecific antibody that contains both a CD20 binding domain and a cytotoxic T-cell binding domain (CD3), in patients with r/r DLBCL, first-line DLBCL, and r/r FL. Under the terms of the agreement, the companies plan to initiate a phase 1/2 study evaluating the combination of tafasitamab, plamotamab and lenalidomide in patients with r/r DLBCL. Additionally, the companies are planning to evaluate the combination in r/r FL and first-line DLBCL in multiple phase 1b studies. We and Incyte will provide tafasitamab for the studies, which will be sponsored and funded by Xencor and are planned to be conducted in North America, Europe and Asia-Pacific.

ACTIVE CLINICAL COMBINATION TRIALS

Currently four clinical combination studies with tafasitamab are ongoing—L-MIND, B-MIND, firstMIND and COSMOS.

L-MIND: The L-MIND study is a phase 2 trial initiated in April 2016 to evaluate tafasitamab in combination with lenalidomide in patients suffering from r/r DLBCL. The trial was designed as an open-label, single-arm study with the primary endpoint being objective response rate (ORR) by an independent review committee and with multiple secondary endpoints, including progression-free survival (PFS), overall survival (OS) and time to progression (TTP). We completed the safety run-in phase of the L-MIND trial in August 2016. No unexpected safety signals were detected and the trial was continued as planned. The trial enrolled patients with r/r DLBCL after up to three prior lines of therapy, with at least one prior therapy including an anti-CD20 targeting therapy, such as rituximab. Patients enrolled could not be candidates for HDC and ASCT. Patient enrollment was completed in November 2017. Detailed data of the primary analysis (cut-off date November 30, 2018, and a follow-up period of at least 12 months for all patients) were presented on June 22, 2019 at the 15th International Conference on Malignant Lymphoma (ICML) in Lugano, Switzerland. The 81 patients enrolled had a median age of 72 years and a median of two prior therapies. 61/81 (75%) were in advanced Ann Arbor stage III/IV; 36/81 (44%) were refractory to the last prior therapy line and 33/81 (41%) were rituximab-refractory in any line.

Efficacy results of the primary analysis were based on 80 patients who received the tafasitamab plus lenalidomide combination and were assessed by an independent review committee (IRC). The ORR was 60% (48 out of 80 patients), and the complete response (CR) rate was 43% (34 out of 80 patients). 88% of the CRs were PET (positron emission tomography) confirmed. Consistently high activity was observed in relevant patient subgroups. Responses were durable with a median DoR was 21.7 mo (95% CI 21.7—NR), especially in patients who achieved a CR (median not reached; 95% CI 21.7—NR). The median (PFS) was 12.1 months with a median follow-up of 17.3 months. Median OS was not reached (NR) (95% CI 18.3 months—NR) with a median follow-up time of 19.6 months. The 12-month OS rate was 73.7%.

In May 2020, MorphoSys and Incyte announced updates on the L-MIND study. The data (November 30, 2019 data cut-off date) confirmed the previously reported results of the primary analysis. In this long-term analysis of the L-MIND data, 80 study patients treated with tafasitamab plus lenalidomide were included in the efficacy analysis. After a minimum two-year follow-up, outcomes from the L-MIND study were consistent with the primary analysis and confirmed the DoR and OS after treatment with tafasitamab plus lenalidomide, followed by tafasitamab monotherapy in patients with r/r DLBCL who are ineligible for ASCT. At the data cut-off date, an assessment by an IRC showed an ORR of 58.8% (47 out of 80 patients) and a CR rate of 41.3% (33 out of 80 patients). The median DoR was 34.6 months, the median OS was 31.6 months, and the median PFS was 16.2 months. The safety profile was also consistent with that observed in earlier reported data from the combination of tafasitamab plus lenalidomide. The complete results were presented at the 25th European Hematology Association (EHA) Annual Congress, which was held virtually in June 2020. Later that year in December 2020, during the 62nd American Society of Hematology Annual Meeting & Exposition (ASH), subgroup analyses of these long-term data were presented. The benefit was especially pronounced for patients who were treated with Monjuvi and lenalidomide as a second line treatment, when their disease relapsed the first time or their disease did not respond to 1L therapy. Patients with 1 prior line of therapy had a trend for better outcomes than those with ≥2 prior lines: ORR, 67.5% vs 47.5%; 24-month OS rate, 67.9% vs 46.3%. The 24-month DOR rate was similar by the number of prior lines (1 prior line: 67.9% [95% CI: 42.5–84.0] vs ≥2 prior lines: 77.8% [95% CI: 51.1–91.0]).

The safety profile in L-MIND was characterized by hematological toxicity, with the most frequent adverse event (AE) being neutropenia (grade ≥3 48%) which was well manageable. Febrile neutropenias occurred in 13% of patients during the entire treatment duration. Infection-related AEs were typically of lower grade. Non-hematological toxicities were also of lower grade and characterized by gastrointestinal toxicities such as diarrhea, decreased appetite, constipation or nausea or vomiting and skin toxicity such as rash. Of note, the rate of infusion-related reactions was very low at 6% and only of grade 1. The incidence and severity of treatment-emergent adverse events (TEAE) were lower during the tafasitamab monotherapy phase.

In October 2019, we announced topline results from the primary analysis of the retrospective observational matched control cohort (RE-MIND). This study was designed to compare the effectiveness of lenalidomide monotherapy based on real-world patient data with the efficacy outcomes of the tafasitamab-lenalidomide combination, as investigated in our L-MIND trial. RE-MIND collected outcome data from 490 non-transplant eligible patients with r/r DLBCL who had received lenalidomide monotherapy in the U.S. and the European Union in a real-world setting. Qualification criteria for matching patients of both studies were pre-specified. As a result, 76 eligible RE-MIND patients were identified and matched 1:1 to 76 of 80 L-MIND patients based on important baseline characteristics. Objective responses were validated based on this subset of 76 patients in RE-MIND and L-MIND, respectively. The primary endpoint of RE-MIND was met and showed a statistically significant superior best ORR of the tafasitamab-lenalidomide combination compared to lenalidomide monotherapy. The ORR was 67.1% (95% CI: 55.4-77.5) for the tafasitamab-lenalidomide combination, compared to 34.2% (95% CI: 23.7-46.0) for the lenalidomide monotherapy (p<0.0001; odds ratio 3.89 [95% CI 1.90, 8.14]). Superiority was consistently observed across all secondary endpoints, including CR rate (tafasitamab-lenalidomide combination 39.5%; 95% CI: 28.4-51.4 versus lenalidomide monotherapy 11.8%; 95% CI: 5.6-21.3; p<0.0001), as well as in pre-specified statistical sensitivity analyses. In addition, there was a significant difference observed in OS, which was not reached in the tafasitamab-lenalidomide combination, compared to 9.4 months in the lenalidomide monotherapy (hazard ratio 0.47; CI: 0.30-0.73; p<0.0008). At the annual meeting of the American Society of Clinical Oncology (ASCO), which was held as a virtual conference in May 2020, the results of the comparison of L-MIND to RE-MIND were presented.

At the end of 2019, we submitted a BLA to the U.S. FDA for tafasitamab for the treatment of r/r DLBCL. The BLA submission was based on the primary analysis data from the L-MIND trial of tafasitamab in combination with lenalidomide in patients with r/r DLBCL, the retrospective observational matched control cohort RE-MIND evaluating efficacy outcomes of r/r DLBCL patients who received lenalidomide monotherapy and the phase 2 NHL study evaluating the efficacy and safety of r/rDLBCL patients who received tafasitamab monotherapy.

In March 2020, we announced that the BLA had been accepted for filing by the U.S. FDA and granted priority review, with a PDUFA goal date of August 30, 2020. On July 31, 2020, the U.S. FDA granted accelerated approval to Monjuvi in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). The approval was mainly based on data from the MorphoSys-sponsored phase 2 L-MIND study (primary analysis cut-off date November 30, 2018). The clinical data in the U.S. FDA prescribing information showed an ORR of 55% (primary endpoint) and a CR rate of 37%. The mDOR was 21.7 months (key secondary endpoint).

In May 2020, we and Incyte announced the validation of the MAA for tafasitamab in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), including DLBCL arising from low grade lymphoma, who are not eligible for, or refuse, autologous stem cell transplant (ASCT). The validation of the MAA by the EMA confirmed that the formal review process could begin. As in the U.S., our application for approval is based on data from the L-MIND study. The application is supported by RE-MIND. If approved, Incyte will hold the marketing authorization, giving it exclusive commercialization rights for tafasitamab in Europe.

B-MIND: The B-MIND trial is a phase 2/3 randomized, multicenter study in which patients are randomized in a one-to-one fashion to receive either tafasitamab in combination with bendamustine or rituximab in combination with bendamustine. The study was initiated in September 2016 at 180 centers across Europe, the Asia/Pacific region and the United States and aims to enroll patients with r/r DLBCL. Patients must have been treated previously with at least one but not more than three prior lines of therapy, including one anti-CD20 targeted therapy, such as rituximab and must not be candidates for HDC and ASCT. In June 2017, the phase 3 part of B-MIND commenced. Prior to that, the Independent Data Monitoring Committee (IDMC) of the trial had supported its continuation as per protocol and the transition of the study into its phase 3 part based on the available data from the phase 2 safety evaluation. In the first quarter of 2019, after consultation with the U.S. FDA we amended the study by including a co-primary endpoint based on a biomarker, defined as a low baseline peripheral blood natural killer (NK) cell count. Patients with a low number of NK cells (defined as 100 or fewer NK cells per microliter of blood) at study entry represent approximately 50% of the total study population and are believed to exhibit a less favorable response to anti-CD20-based therapies. In November 2019, the B-MIND study successfully passed the pre-planned, event-driven interim analysis for futility. An IDMC assessed efficacy data in both the overall patient population as well as in the biomarker-positive subpopulation and recommended to increase the number of patients from currently 330 to 450. Recruitment is continuing and topline results are expected to be available in 2022.

FirstMIND: We initiated a clinical phase 1b trial named firstMIND with tafasitamab in frontline DLBCL at the end of 2019. The study is an open-label, randomized, two arm multicenter phase 1b study to evaluate the safety and preliminary efficacy of tafasitamab or tafasitamab and lenalidomide in addition to R-CHOP in adult patients with newly diagnosed, previously untreated DLBCL. A total of 66 patients were enrolled, 33 patients in each arm received a planned six cycles of treatment. The primary endpoint is the incidence and severity of TEAE; key secondary endpoints are ORR and PET-negative CR rate at the end of treatment. Preliminary data from firstMIND were presented in December 2020 during ASH. The preliminary results indicated that tafasitamab plus lenalidomide in addition to R-CHOP showed an acceptable tolerability profile. Toxicities appeared to be similar to what is expected with R-CHOP alone or in combination with lenalidomide. Serious or severe neutropenia and thrombocytopenia events (grade 3 or higher) were more frequent in the tafasitamab plus lenalidomide arm. The incidence of febrile neutropenia was comparable between both arms and the average relative dose intensity of R-CHOP was maintained in both arms. Interim response assessments after three cycles were available for 45 patients. In both arms combined, 41/45 patients (91.1%) had an objective response as per

Lugano 2014. The preliminary data from the ongoing firstMIND study warrant further investigation. To that end, subject to submission and U.S. FDA review and clearance, we and Incyte plan to initiate frontMIND, a phase 3 trial evaluating tafasitamab plus lenalidomide in combination with R-CHOP compared to R-CHOP alone as first-line treatment for patients with newly diagnosed DLBCL. This study is expected to start in 2021 and enroll up to 880 patients.

COSMOS: In addition to the trials in DLBCL described above, we are currently evaluating tafasitamab in a phase 2 trial in r/r CLL and SLL. The trial, named COSMOS, is a two-cohort open-label, multicenter study evaluating the preliminary safety and efficacy of tafasitamab combined with the PI3K -inhibitor idelalisib (cohort A) or the BCL-2 inhibitor venetoclax (cohort B) in patients with r/r CLL or SLL who failed or were intolerant on prior treatment with the Bruton’s tyrosine kinase inhibitor (BTKi) ibrutinib. Treatment was planned to be administered until disease progression. At ASH 2019, primary analysis data for both cohorts with a cut-off date as of October 2019, were presented. In cohort A, eleven patients were enrolled and received tafasitamab plus idelalisib. The patients were elderly (median age 69 years), heavily pretreated (median of 5 prior therapies, range 2-9), and had adverse prognostic features (e.g., 46% TP53 mutations, 46% del17p, ≥55% complex karyotype). The median time on study was 7.4 months. The best ORR was 91% (10/11 patients) with one patient achieving a CR (9%). Of the eight patients assessed for minimal residual disease (MRD) status, two patients achieved MRD negativity in peripheral blood and one out of three patients tested achieved MRD negativity in the bone marrow. Nine out of eleven (81.8%) patients discontinued treatment during the study, four patients due to progressive disease (PD), two patients due to AEs, two patients due to death, and one patient due physician decision (9.1%). Neutropenia was the most common Grade ≥3 TEAE (46%), followed by anemia (27%) and thrombocytopenia (27%). In cohort B, 13 patients were enrolled to receive tafasitamab plus venetoclax. The median age was 64 years and the median number of prior therapies was three (range 1-5). Patients had adverse prognostic features (69% unmutated IgVH status, 92% ≥ complex karyotype, 31% TP53 mutation, 31% del17p). Eleven out of thirteen received tafasitamab plus venetoclax, and two patients received tafasitamab only since they discontinued after an infusion-related reaction on C1D1. The median time on study was 15.6 months. A best ORR was achieved in 10/13 (76.9%) patients (CR 46.2%, PR 30.8%) in the intent-to-treat (ITT) population. Of the seven patients assessed for MRD status, six patients achieved MRD negativity in the peripheral blood (PB), and 2/4 patients assessed achieved MRD negativity in bone marrow (BM). Eight (61.5%) patients discontinued treatment during the study, three due to AEs, one due to progressive disease, one due to death, and three due to other reasons. Neutropenia was the most common Grade ≥3 TEAE (46%), followed by anemia (8%) and leukopenia (8%). In the COSMOS study, the combinations of tafasitamab with idelalisib or tafasitamab with venetoclax showed potential efficacy in heavily pretreated patients with r/r CLL who discontinued prior treatment with a BTK. The toxicity profile was distinct and was dependent on the combination partner; however, the TEAEs in both combinations were manageable. The response rate and durability of response suggest that both combinations are clinically active in patients with r/r CLL who discontinued prior treatment with a BTK. The response rates and MRD negativity outcomes indicate that combinations of targeted agents with tafasitamab have valuable antitumor activity.

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

Updated data from a longer follow-up of the study were reported at the ASH 2019 Annual Meeting:

In the overall population of 22 responders, the median DoR was 24.0 months (95% CI: 11.1–not applicable [NA]). The median DoR of 20.1 months (95% CI: 1.1–not reached [NR]) for the nine responders with DLBCL was comparable with the DoR of 24 months (95% CI: 2.6–NR) for the 10 responders with FL. Median DoR in the other iNHL subgroups was not reached (three responders, none with documented progression). The median TTP of the ITT population was 5.4 months (95% CI: 3.4–12.0). For the DLBCL subgroup TTP was 3.1 months, for the FL subgroup it was 8.8 months, and for MCL it was 3.0 months. For other iNHL the median time was not reached.

Median PFS was 2.7 months (95% CI 2.1–13.2) in patients with DLBCL, 8.8 months (95% CI 5.4–20.5) in patients with FL and NR (95% CI 2.0–NA) in patients with other iNHLs. PFS rate at 12 months (Kaplan-Meier estimate) was 34.3% for DLBCL, 39.2% for FL, 18.7% for MCL, and 53.3% for the other iNHL subgroup. Overall, similar 12-month PFS was observed in rituximab-refractory (43.5%, 95% CI: 18.0–51.4) as well as non-refractory patients (37.0%, 95% CI: 21.3–52.8). Five patients enrolled in this study who were in complete remission and still on tafasitamab treatment at the cut-off date (28 September 2018) demonstrated the feasibility of long-term treatment (>4 years) with tafasitamab monotherapy.

In patients with r/r NHL, most TEAEs were mild in nature. The most common grade ≥3 TEAEs were neutropenia (9.8%), thrombocytopenia (4.3%), anemia (3.3%) and pneumonia (3.3%). Four patients (4.3%) experienced serious adverse reactions (febrile neutropenia, genital herpes zoster, infusion-related reaction and myelodysplastic syndrome). There was no evidence of grade ≥3 late toxicity during the long-term follow-up period; no treatment-related deaths occurred.

ACTIVE INVESTIGATOR-INITIATED COMBINATION STUDY

Phase 2 Investigator-Sponsored Trial with Tafasitamab in CLL (OSU-13031)

In an investigator-sponsored trial presented in December 2016, investigators evaluated tafasitamab in combination with LEN in three cohorts of patients with CLL: previously untreated CLL patients, r/r CLL patients and patients with Richter’s Transformation. The trial also included a fourth cohort of ibrutinib-treated CLL patients with identified resistance mutations to ibrutinib in the tumors (molecular relapse) but no confirmed clinical relapse, where tafasitamab was added to ibrutinib therapy. Historical data had generally shown poor clinical outcomes in patients who relapse after treatment with the BTKi ibrutinib and whose leukemia cells carry a mutation in the BTK gene prior to relapse. According to the data presented by investigators at the time, 34 patients had been enrolled in the study, 27 receiving tafasitamab in combination with LEN (eleven of whom were in the previously untreated cohort, eleven in the r/r cohort, five in the Richter’s Transformation cohort) and seven receiving tafasitamab plus ibrutinib. As of the safety cut-off of May 31, 2016, ten out of 34 patients (29%) experienced an aggregate of 19 serious adverse events (SAEs) across all cohorts. SAEs were most frequently reported in the System Organ Classes of metabolism and nutrition disorders (three patients (9%) experienced five SAEs); infections and infestations (three patients (9%) experienced four SAEs); respiratory, thoracic and mediastinal disorders (two patients (6%) experienced two SAEs); general disorders and administration site conditions (two patients (6%) experienced two SAEs) and investigations (two patients (6%) experienced two SAEs). By Preferred Term, the most frequently reported SAEs were dyspnea (two patients (6%) experienced two SAEs) and hypercalcaemia (one patient (3%) experienced two SAEs). All other reported SAEs were single occurrences, including clostridium difficile colitis, metapneumovirus infection, pneumocystis jirovecii pneumonia, sepsis, dehydration, fluid retention, hyponatraemia, confusional state, cholelithiasis, renal failure, death (related to progression of underlying disease), systemic inflammatory response syndrome, blood lactate dehydrogenase increase, weight decrease and infusion-related reaction.

A causal relationship to the administration of tafasitamab was suspected in two patients (6%). These two SAEs included an infusion-related reaction with symptoms of feeling warm, facial flushing, nausea, vomiting and dizziness, and one dyspnea.

The most frequent hematological AE over all cohorts was thrombocytopenia in 47% of patients (6% grade 3 or higher) and neutropenia in 35% (21% grade 3 or higher). There were no unexpected SAEs reported, and no patient had developed progressive disease at the time of the abstract cut-off date. All enrolled patients were evaluable per protocol. In the cohorts of patients with treatment-naive or relapsed disease, six out of ten evaluable patients achieved partial response as best response. Importantly, responses generally deepened over time in both cohorts. In addition, preliminary evidence of activity against CLL cells with BTK C481S was observed in the cohort of patients with molecular progression on ibrutinib. BTK C481S variant allele frequency decreased or at least stabilized in six out of seven patients.

In total 41 patients were enrolled as of 15 November 2018, thereof 40 received at least the first dose (1 mg/kg) of tafasitamab. All patients discontinued tafasitamab treatment as per protocol. Follow-up is ongoing.

Expanded Access Program

On February 4, 2020 we announced the initiation of an expanded access program, or EAP, in the U.S. for tafasitamab. The EAP provided access to tafasitamab for use in certain adult patients with r/r DLBCL in combination with lenalidomide. According to the U.S. FDA, expanded access programs—sometimes called “compassionate use”—provide a pathway for a patient to receive an investigational medicine for a serious disease or condition. The EAP was available for a limited time while the U.S. FDA reviewed our BLA for tafasitamab. Requests for expanded access to tafasitamab had to be made by a U.S. licensed, treating physician. The tafasitamab EAP was administered by Clinigen Healthcare Ltd. MorphoSys and Incyte are committed to supporting patients throughout their treatment journeys and are working together to help lower patient access barriers. As part of this commitment, the Companies have launched My Mission Support, a robust patient support program offering financial assistance, ongoing education and other resources to eligible patients who are prescribed Monjuvi in the United States. Program information is available online at www.MyMissionSupport.com.

Completed Clinical Trials

Phase 2 Trial with Tafasitamab as Single-Agent in ALL

In 2013, we initiated a phase 2 clinical trial of tafasitamab in B-cell acute lymphoblastic leukemia (B-ALL). The U.S.-based open-label, multicenter, single-arm clinical trial was designed to assess the efficacy of tafasitamab in patients suffering from r/r B-ALL. Secondary outcome measures included response duration, safety and pharmacokinetics of tafasitamab. A total of 22 patients were treated in this study, and responses to tafasitamab therapy were observed in two patients (one CR, and one CR with incomplete hematologic recovery), yielding an ORR of 9.1%. Recruitment was stopped after 22 patients had entered the treatment period.

CLL Phase 1 and Preclinical Development

In preclinical studies conducted by Xencor, tafasitamab demonstrated Fc gamma R-dependent anti-tumor activity against multiple human B-cell lymphomas in vitro and anti-tumor effects in mouse lymphoma models. Xencor also demonstrated favorable half-life and B-cell depletion in monkey models. Xencor submitted the Investigational New Drug, or IND, application for tafasitamab to the U.S. FDA in February 2010.

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

COMMERCIALIZATION OF MONJUVI

Please see section “U.S. Commercial Operations”

FELZARTAMAB (MOR202)

OVERVIEW

Felzartamab (MOR202) is a recombinant human monoclonal HuCAL-IgG1-antibody directed against a unique epitope of the target molecule CD38. CD38 is a surface antigen broadly expressed on malignant myeloma cells as well as on antibody producing plasmablasts and plasma cells, the latter playing an important role in the pathogenesis of antibody-mediated autoimmune diseases.

Recently, data from a MorphoSys sponsored, phase 1/2a study investigating felzartamab (MOR202) in relapsed or refractory multiple myeloma patients were published (Raab et al.,2020). In this study, felzartamab (MOR202) induced a distinct reduction of M-protein, an abnormal IgG fragment (paraproteine) secreted by MM cells known to have deleterious effects on kidney and immune system functioning. We believe that felzartamab’s (MOR202) ability to deplete plasma cells was indirectly demonstrated by a reduction of Tetanus Toxoid vaccination titers no later than 2 weeks after treatment start.

Preclinical and clinical results suggest that felzartamab (MOR202) should have therapeutic activity in autoantibody caused autoimmune diseases, such as but not limited to membranous nephropathy.

In October 2019 we initiated a phase 1/2 trial in anti-PLA2R positive membranous nephropathy, or aMN, an autoimmune disease that affects the kidney. The proof-of-concept trial called M-PLACE is an open-label, multicenter trial primarily assessing the safety and tolerability of felzartamab (MOR202). Secondary outcome measures are the effect of felzartamab (MOR202) on serum anti-PLA2R antibodies and evaluation of the immunogenicity and pharmacokinetics of felzartamab (MOR202). An exploratory objective is to determine clinical efficacy. The trial is also enrolling hard-to-treat patients with either high anti-PLA2R titer or having failed prior treatment. Due to the COVID-19 pandemic, we had temporarily paused the patient screening and enrollment for the M-PLACE study. We subsequently resumed patient recruitment, and the first patient was dosed in the U.S. at the end of July 2020. In November 2020, we completed the safety run-in phase of the study and the full enrollment phase opened.

In February 2021, we achieved the milestone of treating the first patient in the Phase 2 New-PLACE study, which in coherence with M-PLACE is designed to identify the optimal felzartamab (MOR202) dosing schedule for the treatment of patients with anti-PLA2R-positive membranous nephropathy.

We also conducted a phase 1/2a trial in MM. Data from this study was presented at the ASH Annual Meeting in December 2018. During 2018, we announced our decision not to continue development of felzartamab (MOR202) in MM beyond completion of the currently ongoing trial. This is in line with previous announcements that we would not continue to develop felzartamab (MOR202) in MM without having a suitable partner. However, we continue to support the development of felzartamab (MOR202) by our partner I-Mab Biopharma, or I-Mab, with the aim to gain approval in MM for the greater Chinese market as planned. I-Mab is evaluating felzartamab (MOR202) in a phase 2 study initiated in March 2019 as a third-line therapy for r/r MM as well as a phase 3 study in combination with lenalidomide plus dexamethasone as a second-line therapy for r/r MM initiated in April 2019. In October 2019 we together with I-Mab announced that I-Mab had received IND clearances from the National Medical Products Administration (NMPA) of China for felzartamab (MOR202/TJ202). This allowed I-Mab’s phase 2 and phase 3 trials with felzartamab (MOR202/TJ202) in r/r MM that were ongoing in Taiwan to be expanded into mainland China. In April 2020, we and I-Mab announced the dosing of the first patient in the phase 3 clinical study in mainland China. This clinical trial is a randomized, open-label, controlled, multi-center study to evaluate the efficacy and safety of the combination of felzartamab

(MOR202/TJ202), lenalidomide and dexamethasone versus the combination of lenalidomide and dexamethasone in patients with r/r MM who have received at least one prior line of treatment. Both the phase 2 and phase 3 studies are considered relevant for approval in the region.

We have an exclusive regional licensing agreement for felzartamab (MOR202) with I-Mab. Under the terms of the agreement signed in November 2017, I-Mab has the exclusive rights to develop and commercialize felzartamab (MOR202) in China, Taiwan, Hong Kong and Macao. Upon signing, we received an immediate upfront payment of US$ 20 million. We are also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to US$ 100 million, as well as tiered double-digit royalties on net sales of felzartamab (MOR202) in the agreed regions.

DESCRIPTION OF ANTI-PLA2R-POSITIVE MEMBRANOUS NEPHROPATHY AND CURRENT TREATMENT

Membranous nephropathy, or MN, is a chronic inflammatory disease of the glomeruli which is characterized by subepithelial deposition of immune complexes at the glomerular basement membrane. The deposition of complexes results in a dysfunctional permeability of the capillary walls of the glomeruli, leading to proteinuria and very frequently to nephrotic syndrome. MN is the most common cause of nephrotic syndrome in non-diabetic Caucasian adults over 40 years of age. There are about 90,000 patients affected in the U.S., France, Germany, Italy, Spain and United Kingdom (derived from Couser, CJASN, 2017). According to Couser, CJASN, 2017, MN has an estimated annual U.S. incidence of 1:100,000. The disease is very often driven by the presence of autoantibodies targeting the phospholipase A2 receptor 1 (PLA2R), specifically in patients with primary membranous nephropathy. 75%-85% of these patients are PLA2R-positive. The anti-PLA2R antibody titer is also suitable as a prognostic marker to evaluate and monitor the disease course and therapy. There is a significant correlation between the anti-PLA2R antibody titer and the disease activity and severity.

Currently, there are no approved treatments available for patients with MN. Treatments include supportive care with angiotensin-converting-enzyme inhibitors or angiotensin-receptor blockers, statins, diuretics, off-label use of immunosuppressive therapy with cyclophosphamide, ciclosporin A and rituximab (also off-label). There remains an unmet need for effective therapy with a favorable risk-benefit profile that can support earlier initiation of immunosuppressive therapy for patients with MN. Thus, targeting plasma cells that produce autoantibodies with an anti-CD38 antibody might provide clinical benefit and serve as a new treatment option for this disease.

DESCRIPTION OF MULTIPLE MYELOMA AND CURRENT TREATMENT

According to the National Cancer Institute SEER database, MM has an estimated annual U.S. incidence of 32,270. MM causes cancer cells to accumulate in the bone marrow, where they displace and suppress healthy blood progenitor cell populations. MM is also characterized by destructive lytic bone lesions (rounded, punched-out areas of bone), diffuse osteoporosis, bone pain, and the production of abnormal proteins, which accumulate in the urine. Anemia is also present in most MM patients at the time of diagnosis and during follow-up. Anemia in MM is multifactorial and is secondary to bone marrow replacement by malignant plasma cells, chronic inflammation, relative erythropoietin deficiency, and vitamin deficiency.

In MM treatment, a patient’s individual treatment plan is based on such factors as age and general health, results of laboratory and cytogenetic (genomic) tests, symptoms and disease complications, prior myeloma treatment, patient lifestyle, goals, views on quality of life, and personal preferences. In addition, many cancer centers have developed their own guidelines for treating myeloma.

There are several drug classes for the treatment of MM: monoclonal antibodies, immunomodulatory drugs (IMiDs), proteasome inhibitors, chemotherapy, histone deacetylase inhibitor, and steroids. One of the primary treatment regimens is cytoreductive chemotherapies in combination with stem cell transplantation, aimed at achieving a cure, if possible. Moreover, combination therapy with different drug classes is an increasingly important treatment strategy in MM. In addition, myeloma patients require substantial supportive therapy aimed at managing the complications of the disease (such as bone damage) and ameliorating the side effects of treatment.

The introduction of CD38 monoclonal antibodies to the treatment landscape of MM, highlighted by the approval of daratumumab, might be transformative. Based on their suggested mechanisms of action, a generally favorable toxicity profile, and single-agent activity, CD38 antibodies are considered to be attractive partners in combination regimens. Deep responses and prolonged PFS have been achieved in r/r MM patients when CD38 antibodies were combined with immunomodulatory agents or proteasome inhibitors.

FELZARTAMAB (MOR202) — SUGGESTED MECHANISM OF ACTION

Felzartamab (MOR202) is our anti-CD38 antibody candidate, which is currently being developed in anti-PLA2R-positive aMN and by our partner I-Mab in MM. The antibody’s key activities are ADCC and ADCP. It does not involve complement-dependent cytotoxicity (CDC), an additional mechanism involved in tumor cell killing. In addition, the preclinical data point to a low level of NK cell depletion.

The figure below depicts the suggested mechanism of action of felzartamab (MOR202) toward either MM cells or autoantibody-producing plasma cells:

One of the key features of felzartamab (MOR202) is a low frequency of infusion-related reactions, leading to an infusion time as short as 30 minutes.

DEVELOPMENT OF FELZARTAMAB (MOR202)

We are currently investigating felzartamab (MOR202) in a phase 1/2 clinical in patients with aMN. The trial was initiated in October 2019 and recruitment is ongoing. Further, our partner I-Mab is investigating felzartamab (MOR202) for the treatment of MM in China, Hong Kong, Macao and Taiwan.

ACTIVE CLINICAL TRIALS

Phase 1/2 and Phase 2 Trials with Felzartamab (MOR202) in aMN

In October 2019, we initiated a phase 1/2 trial in anti-PLA2R positive membranous nephropathy, an autoimmune disease that affects the kidney. The proof-of-concept trial called M-PLACE is an open-label, multicenter trial that is primarily assessing the safety and tolerability of felzartamab (MOR202). Secondary outcome measures are the effect of felzartamab (MOR202) on serum anti-PLA2R antibodies and evaluation of immunogenicity and pharmacokinetics of felzartamab (MOR202), while an exploratory objective is to determine clinical efficacy. The trial is enrolling hard-to-treat patients with either high anti-PLA2R titers or patients who have progressed after prior treatment. Due to the COVID-19 pandemic, we had temporarily paused the patient screening and enrollment for the M-PLACE study. We subsequently resumed patient recruitment, and the first patient was dosed in the U.S. at the end of July 2020. In November 2020, we completed the safety run-in phase of the study and the full enrollment phase opened.

In February 2021, we achieved the milestone of treating the first patient in the Phase 2 New-PLACE study, which in coherence with M-PLACE is designed to identify the optimal felzartamab (MOR202) dosing schedule for the treatment of patients with anti-PLA2R-positive membranous nephropathy.

Phase 2 and Phase 3 Trial with Felzartamab (MOR202/TJ202) in r/r MM

I-Mab is evaluating felzartamab (MOR202/TJ202) in a phase 2 study initiated in March 2019 as a third-line therapy for r/r MM as well as a phase 3 study in combination with lenalidomide plus dexamethasone as a second-line therapy for r/r MM initiated in April 2019. In October 2019 we and I-Mab announced that I-Mab had received IND clearances from the NMPA of China for felzartamab (MOR202/TJ202) allowing the expansion of the phase 2 and phase 3 trials with felzartamab (MOR202/TJ202) in r/r MM that were ongoing in Taiwan into mainland China. In April 2020, we and I-Mab announced the dosing of the first patient in the phase 3 clinical study in mainland China. The phase 3 trial is a randomized, open-label, controlled, multi-center study to evaluate the efficacy and safety of the combination of felzartamab (MOR202/TJ202), lenalidomide and dexamethasone versus the combination of lenalidomide and dexamethasone in patients with r/r MM who have received at least one prior line of treatment. Both the phase 2 and phase 3 studies are considered relevant for approval in the region.

Phase 1/2 Trial with Felzartamab (MOR202) in r/r MM

A phase 1/2a trial in patients with r/r MM is currently ongoing. The dose-escalation trial comprises three arms: felzartamab (MOR202), felzartamab (MOR202) in combination with lenalidomide and felzartamab (MOR202) in combination with the IMiD pomalidomide in each case with low-dose dexamethasone. Enrollment in the study completed in August 2017 and primary completion analysis was performed at a data cut-off of December 31, 2017. A primary completion clinical study report was compiled and issued in August 2018. The primary endpoints of the trial are safety, tolerability and recommended dose for felzartamab (MOR202) alone and in combination with IMiDs. Secondary outcome measures are pharmacokinetics and preliminary efficacy based on ORR, DoR, TTP, and PFS. In the trial, felzartamab (MOR202) was administered as a two-hour or shorter infusion up to the highest planned dose of 16 mg/kg. The latest data were presented at the ASH Annual Meeting in December 2018. The final study report is currently generated.

Otilimab

OVERVIEW

Otilimab (formerly MOR103/GSK3196165) is a fully human HuCAL antibody directed against the granulocyte-macrophage colony-stimulating factor (GM-CSF). We discovered and advanced otilimab into clinical development and our partner, GlaxoSmithKline (GSK) is now developing the antibody in rheumatoid arthritis (RA). Due to its diverse functions in the immune system, GM-CSF can be considered as target for a broad spectrum of anti-inflammatory therapies. GSK acquired the rights to otilimab pursuant to an exclusive worldwide development and license agreement that was entered into in June 2013.

We were responsible for two phase 1b/2a clinical trials of otilimab—one in RA, which was completed in June 2012, and one in multiple sclerosis (MS), which was completed in February 2014. GSK is solely responsible, at its own cost, for all other development and commercialization activities. GSK is currently evaluating this antibody for the treatment of RA. GSK conducted a phase 2b study in patients with RA and a phase 2a study in patients with inflammatory hand osteoarthritis (OA). The corresponding study data were presented at the

American College of Rheumatology (ACR) Annual Meeting in October 2018. Shortly thereafter GSK announced that it did not intend to pursue further development in hand OA. In July 2019, GSK announced the start of a phase 3 clinical development program with otilimab in RA. The phase 3 program named “ContRAst” includes three pivotal studies and one long-term extension trial and is investigating the antibody in patients with moderate-to-severe RA. In 2020, GSK started a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID-19-associated disease and reported preliminary results in February 2021. Given these data suggest an important clinical benefit in a pre-defined sub-group of high-risk patients and the urgent public health need, GSK has amended the OSCAR study to expand this cohort to confirm these potentially significant findings. The dosing of the first patient in the expanded study triggered milestone payments of €16 million to MorphoSys.

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

RHEUMATOID ARTHRITIS

RA is a disabling and painful inflammatory condition that can lead to substantial loss of mobility. The disease affects approximately twenty million people worldwide according to estimates from the Global Burden of Diseases, Injuries, and Risk Factors (GBD) Study. In patients with RA, white blood cells move from the bloodstream into the synovium, where they cause inflammation.

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

OTILIMAB FOR TREATMENT OF ANTI-INFLAMMATORY DISEASES

OTILIMAB—MECHANISM OF ACTION

Otilimab is a fully human HuCAL antibody directed against GM-CSF. GM-CSF levels are significantly elevated in several inflammatory disorders and in the joints of RA patients. By neutralizing GM-CSF, otilimab has demonstrated its ability to reduce GM-CSF induced proliferation and activation of inflammatory cells and to intervene in several pathophysiological pathways in preclinical models of RA. The figure below depicts the suggested mechanism of action of otilimab:

DEVELOPMENT OF OTILIMAB

Otilimab has been investigated in various clinical trials addressing RA, OA and MS. Phase 1/2 trials conducted by MorphoSys in RA and MS were completed in 2012 and 2014, respectively. GSK has investigated otilimab for the treatment of RA and OA in phase 2 studies.

In July 2019, GSK announced the start of a phase 3 program with otilimab in rheumatoid arthritis. The phase 3 program, named “ContRAst” includes three pivotal studies and one long-term extension trial and is investigating the antibody in patients with moderate-to-severe RA.

Phase 3 Clinical Program in RA

In July 2019, GSK announced the start of the phase 3 ContRAst program in moderate-to-severe RA. The program includes three pivotal studies and a long-term extension study and compares otilimab against approved drugs—a JAK inhibitor and an anti-IL6 antibody. GSK plans to enroll 3.500-4.100 patients. According to clinicaltrials.gov, the first data readout is expected in the second half of 2022.

Clinical Trial in Severe Pulmonary COVID-19-associated Disease

GSK has ongoing a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID-19-associated disease. According to information on www.clinicaltrials.gov, around 800 patients were enrolled in the OSCAR study. OSCAR is a multi-center, double-blind, randomized, placebo-controlled trial. The aim of this study is to evaluate the benefit-risk of a single infusion of otilimab in the treatment of patients with severe COVID-19 related pulmonary disease. The study population consists of hospitalized participants with new onset hypoxia requiring significant oxygen support or requiring early invasive mechanical ventilation (less than or equal to [<=] 48 hours before dosing). Participants were randomized to receive a single intravenous (IV) infusion of otilimab or placebo, in addition to standard of care. In February

2021, GSK reported preliminary results from the study. The primary endpoint of the study was the proportion of COVID-19 patients who were alive and free of respiratory failure 28 days after treatment with a single dose of otilimab in addition to standard of care (including anti-viral treatments and corticosteroids), compared to patients being treated with standard of care alone. Data from patients of all ages showed a treatment difference of 5.3% but this did not reach statistical significance. However, a pre-planned efficacy analysis by age in patients 70 years and older showed that 65.1% of patients were alive and free of respiratory failure 28 days after treatment with otilimab plus standard of care, compared to 45.9% of patients who received the standard of care alone. In addition, in a mortality analysis up to day 60, a treatment difference of 14.4% favoring otilimab was seen with rates of 40.4% on standard of care vs. 26% on otilimab plus standard of care in patients 70 years and older. According to GSK, given these data suggest a potentially important clinical benefit in a pre-defined sub-group of high-risk patients and the public health need, GSK has decided to amend the OSCAR study to expand this cohort to confirm these potentially significant findings.

Phase 2b Clinical Trial in RA

In 2015, GSK announced the start of a phase 2b clinical study to investigate otilimab in RA. The primary objective of the randomized, dose-adaptive, multicenter, double-blind, parallel-group, placebo-controlled study was to assess the efficacy of otilimab, in combination with methotrexate in 210 patients with active moderate-severe RA despite treatment with methotrexate. Data from this study were presented at the ACR Annual Meeting in October 2018.

Phase 1b/2a Clinical Trial in RA

In a randomized, double-blind, placebo-controlled phase 1b/2a trial in 96 mild-to-moderate RA patients that was completed by MorphoSys in 2012, otilimab was administered in four weekly doses of 0.3 mg/kg, 1.0 mg/kg or 1.5 mg/kg. The primary aim of the trial was to determine the safety and tolerability of multiple doses of otilimab in patients with active RA. Secondary outcome measures were pharmacokinetics, immunogenicity, and the product’s potential to improve clinical signs and symptoms of RA as measured by Disease Activity Score in 28 joints, or DAS28, American College of Rheumatology score measuring 20% / 50% / 70% improvement, or ACR20/50/70, and other criteria.

Data were presented at the 2012 ACR/ARHP Annual Meeting.

The best response was achieved in the 1.0 mg/kg dose cohort with an ACR20 score of 68% at week four, which was significantly higher than in the control arm. Of particular importance was the fast onset of action observed: within two weeks, up to 40% of patients achieved an ACR20 score. Improvement of DAS28 scores was rapid and significant over the treatment period of the study.

A total of 144 treatment-emergent adverse effects, or TEAEs, were reported in 54 (56.3%) subjects (42 subjects (60.9%) in the otilimab groups and 12 (44.4%) in the pooled placebo group). The most common TEAE by preferred term in the active and placebo groups was nasopharyngitis. The incidences of fatigue, cough and adverse events or AE related to RA (worsening or flares) in the otilimab group were more than four percentage points higher than in the placebo group. None of the AEs were considered to be probably or definitely related to treatment. AEs possibly related to treatment were reported in seven placebos (14 AEs) and ten otilimab (19 AEs) subjects. Only three adverse events (fatigue, scaling and decreased diffusion capacity of the lung for carbon monoxide) were considered possibly related to treatment in more than one subject. All AEs were judged to be of mild or moderate intensity except for one severe AE of hospitalization due to paronychia in the placebo group.

MOR210

OVERVIEW

MOR210 is a human antibody directed against C5aR derived from our HuCAL technology. C5aR, the receptor of the complement factor C5a, is being investigated as a potential new drug target in the field of immuno-oncology and autoimmune diseases. Tumors have been shown to produce high amounts of C5a, which, by recruiting and activating myeloid-derived suppressor cells (MDSCs), is assumed to contribute to an immune-suppressive pro-tumorigenic microenvironment. MOR210 is intended to block the interaction between C5a and its receptor, thereby being expected to neutralize the immune-suppressive function of the MDSCs and to enable immune cells to attack the tumor. In September 2020, the U.S. FDA cleared the IND application submitted by I-Mab (see below) for MOR210/TJ210 for the treatment of patients suffering from relapsed or refractory advanced solid tumors. The first patient has been dosed in a phase 1 clinical study evaluating the safety, tolerability, pharmacokinetics and pharmacodynamics of MOR210/ TJ210 in the United States in January 2021.

Regional agreement with I-Mab Biopharma

In November 2018, we announced that we had entered into an exclusive strategic collaboration and regional licensing agreement for MOR210 with I-Mab. Under the agreement, I-Mab has exclusive rights to develop and commercialize MOR210 in China, Hong Kong, Macao, Taiwan and South Korea, while we retain rights in the rest of the world. The agreement deepened our existing partnership with I-Mab, building upon the ongoing collaboration for felzartamab (MOR202).

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

MOR106

OVERVIEW

MOR106 is an investigational fully human IgG1 monoclonal antibody derived from our Ylanthia library and designed to selectively target IL-17C. MOR106 came from the strategic discovery and co-development alliance between Galapagos and MorphoSys, in which both companies contributed their core technologies and expertise.. In 2018, Galapagos and MorphoSys entered into an exclusive worldwide development and commercialization collaboration with Novartis for MOR106. In October 2019, the three parties jointly announced the end of the clinical development program of MOR106 in atopic dermatitis (AtD) based on the results of an interim analysis for futility. Novartis subsequently terminated the development and commercialization agreement within the notice period. All ongoing activities related to the terminated studies are nearly completed at this time and were performed jointly by the three parties.

MOR106 MECHANISM OF ACTION

To our knowledge, MOR106 was the first antibody to enter clinical development worldwide targeting the IL-17C antigen. The cytokine IL-17C represents a novel target, which is up-regulated in inflammatory skin disorders such as psoriasis and AD. Based on findings from preclinical animal models, IL-17C is believed to play an important pro-inflammatory role in skin disorders. Importantly, IL-17C has been shown to be clearly distinct from other members of the IL-17 cytokine family, not only its protein sequence, but also with regards to its site of origin, its biological function, and its signaling pathway.

DEVELOPMENT OF MOR106

We reported results from a phase 1 study in September 2017, with more detailed results presented in February 2018, investigating the safety, tolerability and pharmacokinetic profile of MOR106 when administered intravenously in single ascending doses in healthy volunteers as well as in multiple ascending doses in patients suffering from AtD. The clinical development program of MOR106 in AtD also included two phase 2 studies IGUANA and GECKO, as well as a phase 1 bridging study for a subcutaneous formulation and a Japanese ethno-bridging study. In October 2019, we, Galapagos NV and Novartis Pharma AG announced the end of the clinical development program of MOR106 in AtD. The joint decision of all three involved parties was based on an interim analysis for futility that was performed in the phase 2 IGUANA trial. The decision was based on a lack of efficacy and not on safety concerns. All studies in AtD were terminated subsequently ended.

MOR107

MOR107 is a lanthipeptide developed by Lanthio Pharma B.V. In November 2020, we sold our shares of Lanthio Pharma B.V. to Lanthio Participatie B.V., a newly established entity founded by the current Managing Director of Lanthio Pharma B.V.

QPCTL INHIBITORS (VIVORYON)

In April 2020, we decided not to exercise our exclusive option granted under the agreement with Vivoryon Therapeutics, signed in July 2019, to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology. This decision was based on the thorough analysis of data from preclinical validation studies.

MorphoSys has held a minority stake in Vivoryon since 2019. This was sold completely in 2020.

PARTNERED DISCOVERY PROGRAMS

In our Partnered Discovery programs, we apply technologies for the research, development and optimization of therapeutic antibodies as product candidates in partnership with pharmaceutical and biotechnology companies. We have 54 partnered product candidates that are in the discovery phase and 26 partnered product candidates that are in preclinical development.

PARTNERED DISCOVERY PROGRAMS IN LATE-STAGE (PHASE 3) CLINICAL DEVELOPMENT

Tremfya® (guselkumab)

OVERVIEW

Tremfya is a human HuCAL antibody targeting IL-23 that is being developed and commercialized by Janssen. It is the first commercial product based on our proprietary technology. IL-23 is a pro-inflammatory protein, which has been identified as a cytokine in autoimmune diseases and is found in the skin of patients with psoriasis and other inflammatory diseases. The antibody binds to the so-called p19 subunit unique to IL-23. Antibodies that bind to IL-23’s p40 subunit will also neutralize IL-12 and are therefore less specific. Tremfya is the first approved antibody binding the p19 subunit of IL-23.

Tremfya received regulatory approval for the treatment of plaque psoriasis in 2017 and is currently approved in 76 countries for the treatment of adults with moderate to severe plaque psoriasis who are candidates for systemic therapy or phototherapy, and in Brazil, Canada, Ecuador, Japan, Taiwan and the U.S. for the treatment of adult patients with active psoriatic arthritis, or PsA.

In October 2020, Janssen presented interim data from the GALAXI 1 study at the United European Gastroenterology Week virtual congress which showed Tremfya results at week 12 in adult patients with moderately to severely active Crohn’s disease (CD). Tremfya induced significant improvements compared to placebo across key clinical and endoscopic outcome measures, with a safety profile consistent with approved indications. In addition to psoriasis, palmoplantar pustulosis and PsA, Janssen is currently investigating guselkumab in additional indications, including Crohn’s disease, ulcerative colitis, hidradenitis suppurativa and familial adenomatous polyposis.

MorphoSys is eligible for certain milestone payments and receives royalties on net sales of Tremfya.

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

TREMFYA® MECHANISM OF ACTION

Tremfya is a fully human monoclonal antibody directed against the p19 subunit of interleukin (IL)-23. IL-23 is a pro-inflammatory protein, which has been identified as a cytokine in autoimmune diseases and IL-23 levels are elevated in the skin of patients with psoriasis and in other inflammatory diseases. By binding to IL-23, the antibody prevents the cytokine from binding to its receptor, thereby silencing ongoing autoimmune responses. The figure below illustrates the suggested mechanism of action of Tremfya®:

CLINICAL DEVELOPMENT OF TREMFYA

OVERVIEW

To date, Tremfya has been or is currently being tested in more than 40 clinical trials.

The initial focus of the clinical development of Tremfya has been on psoriasis, where several studies have been completed, including three phase 1 trials analyzing either Tremfya alone or in combination with P450 enzyme substrates, and one phase 2 trial. Tremfya has also been tested in various phase 3 studies in patients with psoriasis either evaluating Tremfya versus a placebo and/or an active comparator drug, including VOYAGE-1 and VOYAGE-2 comparing Tremfya to Humira® (adalimumab); NAVIGATE comparing Tremfya to Stelara® (ustekinumab); ECLIPSE, which was a head-to-head comparison trial to Cosentyx® (secukinumab); and POLARIS comparing Tremfya to fumaric acid esters.

Three phase 3 studies (G-PLUS, GUIDE and PROTOSTAR) are currently still ongoing.

In addition to psoriasis, Janssen has conducted clinical trials in palmoplantar pustulosis and in psoriatic arthritis. In palmoplantar pustulosis a phase 3 trial and a phase 2 trial have been completed. In psoriatic arthritis one phase 2 trial and three phase 3 trials have been completed.

Further, several trials in various other indications have been initiated – a pivotal phase 2/3 clinical program (GALAXI) and a phase 3 trial in patients with Crohn’s disease; a phase 2 trial in hidradenitis suppurativa (NOVA), a phase 2a trial (VEGA), and a phase 2/3 study (QUASAR), both in ulcerative colitis, a phase 2 trial in pityriasis rubra pilaris and a phase 1b trial in familial adenomatous polyposis. According to the website clinicaltrials.gov a further expansion of the indication range to lupus nephritis, giant cell arteritis and systemic scleroderma is currently planned or ongoing.

CLINICAL DEVELOPMENT OF TREMFYA IN PSORIASIS

In October 2016, Janssen reported results from its phase 3 clinical VOYAGE-1 trial in 837 patients with moderate-to-severe plaque psoriasis. In the study, the efficacy and safety of Tremfya were compared with placebo and with Humira® (adalimumab). The data presented by Janssen showed that Tremfya exhibited significantly better efficacy than placebo and superiority over Humira. According to Janssen, the study met both the primary endpoints and all major secondary endpoints. For the primary endpoints, it was assessed whether signs and symptoms of psoriasis were improved, while delivering clear or almost clear skin (investigator global assessment score, or IGA, 0 or 1 and Psoriasis Area Severity Index, or PASI, 90) at week 16, in patients receiving Tremfya compared to those receiving placebo. An IGA of 0 or 1 means a patient has either achieved completely clear skin (IGA 0) or almost completely clear skin (IGA 1). PASI 90 means that 90% of the psoriatic lesions have disappeared. For the secondary endpoints it was assessed in what percentage of patients the signs and symptoms of psoriasis were improved under treatment with Tremfya compared to patients receiving Humira.

Long-term data from this trial were presented during 2018 and in October 2019, Janssen presented four-year data at the 39th Fall Clinical Dermatology Conference in Las Vegas, Nevada. These data showed that 82 percent of patients receiving Tremfya in the combined group of patients initially randomized to Tremfya or to placebo with crossover to Tremfya at week 16 achieved at least a 90 percent improvement in the Psoriasis Area Severity Index (PASI 90) response and an Investigator’s Global Assessment (IGA) score of cleared (0) or minimal disease (1) at week 204 (4 years). Additional results from the open-label extension of the VOYAGE 1 Phase 3 clinical study showed that PASI 100, IGA 0/1, and IGA 0 clear skin responses were consistent at week 52 and week 204 in the combined group of patients initially randomized to Tremfya or to placebo with crossover to Tremfya at week 16. Proportions of patients with Psoriasis Symptoms and Signs Diary (PSSD) symptom scores of 0 (no symptoms of psoriasis) were consistent at week 76 and week 204. No new safety signals were identified.

In March 2017, Janssen presented results from two other phase 3 studies, VOYAGE-2 and NAVIGATE, in patients with moderate-to-severe plaque psoriasis. Both studies met all primary endpoints, according to the abstracts submitted by Janssen to the American Academy of Dermatology 2017 meeting. According to Janssen, data from the VOYAGE-2 study showed that patients treated with Tremfya experienced significant improvements in skin clearance and other measures of disease activity compared with placebo, and significantly greater improvements compared with Humira. Data from Janssen’s NAVIGATE study showed that patients who had an inadequate response following treatment with the IL-12/23 monoclonal antibody STELARA® (ustekinumab) and who then switched to Tremfya, showed significantly greater improvements in skin clearance compared with patients who continued to receive STELARA. Long-term data from the VOYAGE-2 study were presented during 2018 at the European Academy of Dermatology and Venereology (EADV) 2018 Congress in Paris, France. In May 2017, Janssen announced plans for new phase 3 clinical studies with Tremfya, which include a phase 3 study to evaluate the comparative efficacy of Tremfya versus Cosentyx® (secukinumab) for the treatment of moderate-to-severe plaque psoriasis (ECLIPSE study). Janssen initiated the ECLIPSE study in the first half of 2017 and announced results from the study in December 2018 that demonstrated that Tremfya was superior to Cosentyx in treating adults with moderate-to-severe plaque psoriasis for the primary endpoint of a PASI 90 response at week 48. The data from the multicenter, randomized, double-blind, head-to-head phase 3 study ECLIPSE demonstrated that 84.5 percent of patients treated with Tremfya achieved at least 90 percent improvement in their baseline Psoriasis Area Severity Index (PASI) score at week 48, compared with 70.0 percent of patients treated with Cosentyx (p<0.001). The data were presented at the 3rd Inflammatory Skin Disease Summit in Vienna, Austria.

At the end of February 2019, Janssen announced that it had received U.S. FDA approval for Tremfya One-Press, a single-dose, patient-controlled injector for adults with moderate-to-severe plaque psoriasis. This is a device that allows patients to administer the drug subcutaneously by themselves and is thus intended to provide a higher convenience to psoriasis patients with respect to the treatment of their chronic disease.

In October 2020, Janssen presented new open-label extension data from the phase 3 VOYAGE 1 study at the 16th Annual Coastal Dermatology Symposium, which showed high rates of skin clearance with Tremfya and no new safety signals in adult patients with moderate to severe plaque psoriasis through nearly five years of treatment.

Various other phase 2 and phase 3 studies with Tremfya in patients with plaque psoriasis or other forms of psoriasis have been conducted or are still ongoing.

CLINICAL DEVELOPMENT OF TREMFYA IN PSORIATIC ARTHRITIS, HIDRADENITIS SUPPURATIVA, CROHN’S DISEASE, ULCERATIVE COLITIS, FAMILIAL ADENOMATOUS POLYPOSIS AND PITYRIASIS RUBRA PILARIS

In November 2016, Janssen presented positive results from a phase 2a clinical study evaluating Tremfya in patients with psoriatic arthritis. The data published by Janssen showed that a substantially higher percentage of patients receiving Tremfya achieved at least a 20% improvement in signs and symptoms of the disease (ACR 20) at week 24, the study’s primary endpoint, compared to patients receiving placebo. In September 2017, Janssen initiated two phase 3 studies evaluating the efficacy and safety of Tremfya in psoriatic arthritis. Janssen made a milestone payment to us in connection with the initiation of these phase 3 studies.

In September 2019, Janssen submitted a supplemental BLA, or sBLA, for Tremfya to the U.S. FDA seeking approval of Tremfya for the treatment of adult patients with active psoriatic arthritis). The sBLA is based on results from the phase 3 studies DISCOVER-1 and DISCOVER-2, which met their primary endpoints of patients achieving an ACR20 response after 24 weeks of treatment. According to Janssen, the safety profile observed for Tremfya in the DISCOVER studies was generally consistent with previous studies as well as the current Tremfya prescribing information. The data were also the basis for a type II variation application to the EMA that was submitted by the end of October 2019. In July 2020, Janssen announced the U.S. FDA approval of Tremfya as a treatment for adult patients with active psoriatic arthritis. In December 2020, Janssen reported the European Commission’s approval for the use of Tremfya in the treatment of adult patients with active psoriatic arthritis who have had an inadequate response or who have been intolerant to a prior DMARD therapy.

In July 2018, we announced that Janssen had initiated a pivotal phase 2/3 program in Crohn’s disease (GALAXI 1). In October 2020, Janssen presented interim data from the GALAXI 1 study at the United European Gastroenterology Week virtual congress which showed guselkumab results at week 12 in adult patients with moderately to severely active Crohn’s disease. Guselkumab induced significant improvements compared to placebo across key clinical and endoscopic outcome measures, with a safety profile consistent with approved indications. In June 2020, Janssen initiated a further phase 3 study in Crohn’s disease, which is currently recruiting patients.

In November 2018, Janssen started a phase 2 study in hidradenitis suppurativa (HS). According to the website clinicaltrials.gov, the study has been completed in May 2020. Moreover, according to this website, Janssen plans to start another phase 2 study in HS, which is not yet recruiting.

In January 2019, we announced that Janssen has started a proof of concept phase 2a clinical trial in patients with moderately to severely active ulcerative colitis (UC), a chronic inflammatory bowel disease. This randomized, double-blind study is evaluating the efficacy and safety of guselkumab in combination with golimumab compared to guselkumab or golimumab monotherapy in approximately 210 patients with moderately to severely active UC. According to the website clinicaltrials.gov, Janssen has furthermore initiated a phase 2b/3 study in UC in September 2019 and is currently recruiting patients.

Also in April 2019, Janssen initiated the phase 1 clinical development of guselkumab in familial adenomatous polyposis (FAP), a dominantly inherited disorder characterized by the early onset of polyps throughout the colon, which may develop into colon cancer, if not treated. With the start of the clinical development in FAP, we received a milestone payment from Janssen.

In addition a phase 2 study assessing guselkumab in pityriasis rubra pilaris was initiated by the Oregon Health and Science University in October 2019 to determine safety and efficacy in this indication.

COMMERCIALIZATION OF TREMFYA

Under a collaboration agreement, Janssen is responsible for the global development and commercialization of Tremfya. We have received technology license fees, research and development funding, development and commercial milestone payments as well as royalty payments. We are eligible to receive additional milestone payments for certain defined clinical and/or regulatory milestones related to the product and royalties on net sales. For more information, see Collaboration and License Agreements – Research and License Agreement with Janssen (formerly Centocor).

Tremfya received regulatory approval for the treatment of plaque psoriasis in 2017 and is currently approved in 76 countries for the treatment of adults with moderate to severe plaque psoriasis who are candidates for systemic therapy or phototherapy, and in Brazil, Canada, Ecuador, Japan, Taiwan and the U.S. for the treatment of adult patients with active psoriatic arthritis. We are entitled to royalty payments on net sales of Tremfya. We received milestone payments from Janssen with the U.S. FDA approval in July 2017 as well with Janssen’s filing for U.S. approval announced in November 2016. We also received milestone payments from Janssen in connection with the clinical development of Tremfya in additional indications.

Gantenerumab

Gantenerumab is a HuCAL antibody directed against amyloid beta (Aß) that is being developed by Roche for the treatment of Alzheimer’s disease. Aß denotes a group of peptides that are crucially involved in Alzheimer’s disease as the main component of the amyloid plaques found in the brains of Alzheimer’s patients. In phase 1 clinical trials, gantenerumab has been shown to reduce brain amyloid in mild-to-moderate Alzheimer’s disease patients. Gantenerumab is being investigated in several clinical studies to see if there is a positive effect from intervening at an earlystage in the disease’s progression. There are currently no drugs available that improve the course of Alzheimer’s disease.

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

GANTENERUMAB FOR TREATMENT OF ALZHEIMER’S DISEASE

MECHANISM OF ACTION

Gantenerumab is an IgG1 antibody derived from a Partnered Discovery project with Roche. The HuCAL antibody is directed against Aß and binds the N-terminus and a section in the middle of the Aß peptide. Gantenerumab is a fully human, anti-amyloid-ß IgG1 antibody binding with high affinity to aggregated Aß.

Clearance of amyloid-ß plaques is pursued via microglia-mediated mechanism. In phase 1 clinical trials, gantenerumab has been shown to reduce brain amyloid in mild-to-moderate Alzheimer’s disease patients. Load and location of brain Aß were determined by using positron emission tomography (PET) imaging. After treatment with infusions of intravenous gantenerumab or placebo, PET imaging was done using a radioactive Carbon-11 labeled tracer. Using this method, a dose-dependent reduction of brain amyloid level was measured.

The figure below depicts the suggested mechanism of action of gantenerumab:

CLINICAL DEVELOPMENT OF GANTENERUMAB

Gantenerumab has been or is currently being studied by Roche in several clinical trials in patients with Alzheimer’s disease, including five phase 3 studies.

In 2014, we announced that gantenerumab had failed a futility analysis in the first phase 3 trial. In a later analysis, however, it was established that gantenerumab had been dosed significantly lower when compared to clinical trials conducted with aducanumab, an antibody against Aß being developed by Biogen with similar characteristics (e.g., epitope, affinity or IgG subtype) as compared to gantenerumab.

In March 2018, data with gantenerumab were presented in which the antibody was evaluated in an open-label extension study part with considerably higher doses than previously tested.

In June 2018, we announced that Roche had initiated a new phase 3 development program in patients with Alzheimer’s disease. The program consists of two phase 3 trials – GRADUATE-1 and GRADUATE-2. The phase 3 program will enroll approximately 2,000 patients in up to 350 study centers in more than 30 countries worldwide. The two multicenter, randomized, double-blind, placebo-controlled trials will enroll up to 760 patients each to assess the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease. All participants need to show evidence of beta-amyloid pathology. Patients will receive a placebo or gantenerumab as subcutaneous injection with optimized titration up to the target dose. The primary endpoint for both trials is the assessment of signs and symptoms of dementia, measured as the clinical dementia rating-sum of boxes (CDR-SOB) score, determined as the change of the status from baseline to week 104.

In addition to the two GRADUATE studies, gantenerumab was tested in two open-label extension studies based on the phase 2/3 studies Scarlet RoAD and Marguerite RoAD, as well as in the phase 2/3 DIAN-TU-001 study, conducted by the Washington University School of Medicine, in patients at risk for or suffering from a type of early-onset Alzheimer’s disease caused by a genetic mutation. In February 2020, Roche announced that the gantenerumab arm of the DIAN-TU-001 study did not meet its primary endpoint, the study did not show a significant slowing of the rate of cognitive decline in people treated with gantenerumab as measured by the novel DIAN Multivariate Cognitive Endpoint, compared with placebo. Overall, gantenerumab’s safety profile in DIAN-TU-001 was consistent with that from other clinical trials and no new safety issues were identified. Further analyses of trial data for gantenerumab were presented at the AAT-AD/PD Focus meeting in April 2020 and demonstrated an improvement in biomarkers of disease activity and progression, including measures of tauopathy and neurodegeneration. Gantenerumab reduced the pathology of amyloid plaques, reduced soluble cerebrospinal fluid (CSF) tau and phospho-tau and slowed increases in the neurofilament light chain (believed to be a marker of neurodegeneration) when compared to placebo. The DIAN-TU (Dominantly Inherited Alzheimer Network-Trials Unit) indicated it thinks these findings are important indicators that gantenerumab can affect the biological course of the disease and have launched a multiyear exploratory open label extension in collaboration with Roche to continue studying the effects of gantenerumab in this rare form of Alzheimer’s. The results from the DIAN-TU-001 study do not impact the ongoing GRADUATE studies, which are being conducted in the broader population of people with AD that is not directly caused by gene mutations.

In November 2019, Roche’s Pharma Research and Early Development held an early drug development investor event and gave an update of their neuroscience portfolio. In this context, the start of a phase 1 study assessing a brain-shuttle version of gantenerumab (RG6102) was communicated. The study is assessing gantenerumab coupled to a transporter to enhance the brain penetration through transferrin receptor mediated transport across the blood-brain-barrier in Alzheimer`s patients.

According to www.clinicaltrials.gov, a phase 2, multicenter, open-label, single arm study to evaluate the pharmacodynamic effects of once weekly administration of gantenerumab in participants with early (prodromal to mild) Alzheimer’s disease started at year-end 2020.

COMMERCIALIZATION OF GANTENERUMAB

We are entitled to further milestone payments from Roche for certain defined clinical and/or regulatory milestones related to the product candidate. In addition, in the event of a future approval and commercialization of the antibody, we are entitled to receive from Roche tiered royalties of between 5.5% and 7% of the net sales generated with gantenerumab.

Other Programs

Other Partnered Discovery programs continued to make progress in 2020, including four programs from our long-term collaboration with Novartis advancing in clinical development.

In June and November 2020, the 15th and 16th antibody, respectively, from the collaboration with Novartis entered clinical development. Each of these two events triggered a milestone payment to us. According to information on the website www.clinicaltrials.gov, in September 2020, Novartis initiated a clinical phase 2 study for NOV-14 (CSJ117) for 625 patients with severe uncontrolled asthma and for NOV-8 (CMK389) for 66 patients with chronic pulmonary sarcoidosis.

PARTNERED DISCOVERY PROGRAMS IN EARLY CLINICAL DEVELOPMENT, I.E. PHASE 1 AND/OR PHASE 2

BAYER:

•	BAY 94-9343 (anetumab ravtansine)

•	BAY 2287411

•	(BAY 1093884, program was discontinued in 2019)

NOVARTIS:

•	BHQ880

•	BYM338, bimagrumab

•	VAY736, ianalumab

•	CLG561, NOV-7

•	CMK389, NOV-8

•	LKA651, NOV-9

•	BPS804, setrusumab, out-licensed to Mereo, partnered with Ultragenyx

•	LFG316, tesidolumab

•	LJM716, elgemtumab

•	PCA062, NOV-10

•	NOV-11

•	MAA868, NOV-12, out-licensed to Anthos Therapeutics

•	HKT288, NOV-13

•	CSJ117, NOV-14

•	NOV-15

•	MHU650, NOV-16

JANSSEN, J&J:

•	CNTO6785, FTC001, sublicensed to Shandong Fontacea for development in China, Hong Kong, Taiwan, Macao and South Korea

•	CNTO3157, formerly PRV-300, Janssen (Provention Bio terminated the sublicense and returned the program to Janssen in November 2019)

PFIZER:

•	PF05082566, utomilumab

BOEHRINGER INGELHEIM:

•	BI836845, xentuzumab

MEREO (FORMERLY ONCOMED):

•	OMP-18R5, vantictumab

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

Generally, our collaboration and license agreements may be for a specific therapeutic program or may be for multiple therapeutic programs across diseases. For programs that we out-license, we may participate in the development and generation of an antibody for a specified target and will have limited preclinical and clinical research and development obligations, with the licensee being primarily responsible for clinical development and commercialization. In general, pursuant to the collaboration agreements we enter into for programs that we out-license, most of our partners have the first right to prosecute, maintain and enforce patents for antibodies (and other patentable technology) developed with our technology. If our partners determine to relinquish any such patent right, we generally have a first right to obtain ownership of such patents. We are generally entitled to milestone payments during the course of development of the therapeutic product and to royalty payments (generally a mid single-digit to low-teens percentage rate) upon the commercial sale of the products. The royalty term generally will be on a product-by-product and country-by-country basis starting on the first commercial sale and ending on the later of: (i) the expiration of certain specified patent rights, (ii) a certain defined period of years following the first commercial sale, or (iii) the expiration of regulatory exclusivity. The agreements will generally terminate or expire once the obligation of the licensee to pay royalties has ceased.

Below is a description of our current significant, or material, collaboration and license agreements.

Collaboration and License Agreement with Xencor

In June 2010, we entered into a collaboration and license agreement with Xencor which was subsequently amended (which we refer to, as amended, as the Xencor Collaboration Agreement). Under the Xencor Collaboration Agreement, Xencor granted us an exclusive, worldwide license, including the right to sublicense under certain conditions, for tafasitamab.

Under the terms of the agreement, Xencor initiated and sponsored a phase 1 clinical trial for tafasitamab in patients with CLL which was completed in January 2013. Since the completion of such clinical trial, we have been responsible for all additional clinical development of tafasitamab.

Xencor already received an upfront payment of US$ 13 million and received US$ 53.0 million for development milestones under the Xencor Collaboration Agreement and is entitled to receive up to an additional US$ 249.0 million in aggregated milestone payments upon the achievement of certain development events including US$ 50 million in the aggregate with respect to sales of licensed antibody products. Furthermore, Xencor is also eligible to receive tiered royalty payments of tafasitamab in the mid single-digit to sub-teen double-digit percentage range based upon net sales of licensed antibody sold by us or our licensees. Our royalty obligations continue on a product-by-product and country-by-country basis until the later to occur of the expiration of the last valid claim in the licensed patent covering a licensed product in such country, or 11 years after the first sale of a licensed product following marketing authorization in such country.

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

Collaboration and license agreement with Incyte

On January 13, 2020, we entered into a collaboration and licensing agreement with Incyte to further develop and commercialize our proprietary anti-CD19 antibody tafasitamab globally. Under the terms of the agreement, MorphoSys received an upfront payment of US$ 750 million. In addition, Incyte has made an equity investment into MorphoSys of US$ 150 million in new American Depositary Shares (ADS) of MorphoSys at a premium to the share price at signing of the agreement. Depending on the achievement of certain developmental, regulatory and commercial milestones, MorphoSys will be eligible to receive milestone payments amounting to up to US $1.1 billion. MorphoSys will also receive tiered royalties on ex-U.S. net sales of tafasitamab in a mid-teens to mid-twenties percentage range.

In the U.S., MorphoSys and Incyte co-commercialize Monjuvi, with MorphoSys leading the commercialization strategy and booking all revenues from sales of tafasitamab. Incyte and MorphoSys are jointly responsible for commercialization activities in the U.S. and share profits and losses on a 50:50 basis. Outside the U.S., Incyte has exclusive commercialization rights, and leads the commercialization strategy and books all revenues from sales of tafasitamab, paying MorphoSys royalties on ex-U.S. net sales.

Furthermore, the companies share development costs associated with global and U.S.-specific trials at a rate of 55% (Incyte) and 45% (MorphoSys); Incyte covers 100% of the future development costs for trials that are specific to ex-U.S.countries.

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

At the end of the financial year 2020, we maintained over 70 different proprietary patent families worldwide in addition to the numerous patent families we pursue with our partners.

HuCAL

Our HuCAL platform patent portfolio is wholly owned, and the platform is protected by several patent families. The basic HuCAL patents covering the composition of the library, methods to isolate antibodies from the library and methods to diversify antibodies isolated from the library expired in August 2016. Additional patent families protecting other technological aspects of the library, such as the specific CDR design (based on WO2008/053275) and certain improved display methods used with the library (based on WO2009/024593) are still in force in major jurisdictions, including Australia, Canada, China, the European Union (EP2190987), Israel, Japan, New Zealand, South Africa and the United States. The last U.S. patent (US9062097) expires on February 18, 2030. Patents in other jurisdictions expire in August 2028. The HuCAL library is also protected by considerable know-how proprietary to us.

Ylanthia

Our Ylanthia antibody library patent portfolio is wholly owned, and the platform is protected by two key patent families covering the composition of the library and nucleic acid collections encoding the library. Patent applications (based on WO2010/136598 and WO2012/066129) are filed in major jurisdictions, including Australia, Canada, China, the European Union, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea and the United States. Exemplary patents include EP2640742, US8367586, and US9541559. The patent term is expected to last at least until November 2031. One material U.S. patent, US9541559, expires on May 6, 2032. Additional patent families relate to ancillary technologies, including the Slonomics technology. The Ylanthia library also encompasses considerable know-how proprietary to us.

Slonomics

Our Slonomics technology is protected by several patent families. The patent family covering the key technology, being a method used for the generation of diversified libraries, such as antibody libraries, has an expiry date of March 2029 or later. The most relevant U.S. patent, US9115352, has an expiry date of December 6, 2030. Counterparts in the European Union (EP2110435) and Japan expire in March 2029.

Other new technologies (CyCAT / OkapY)

Various aspects of all our new technologies are the subject of several recently filed patent applications, all of which are wholly owned. Additionally, patent families relating to the Hemibody technology were exclusively licensed from Cherry Biolabs for 6 targets. All aforementioned technologies are also accompanied by a comprehensive set of know-how proprietary to us.

Tafasitamab

The original tafasitamab patent portfolio is exclusively licensed from Xencor. Over the years the portfolio emerged and now comprises over a dozen patent families covering various aspects of the molecule, its compositions, methods of use, combination treatments, and formulation, as well as other aspects. In January 2020, a collaboration and license agreement with Incyte Corporation was signed. The parties file, prosecute and, if necessary enforce and defend, the patent rights jointly. Xencor also has a first right to file, prosecute and enforce certain patent rights related to tafasitamab.

The basic composition-of-matter patent family was in-licensed from Xencor and applications were filed in Australia, Canada, the European Union, Hong Kong, India, Japan and the United States. The expiry date for the composition of matter patent is August 2029 for the United States and August 2027 for the other countries, not including any potential patent term extensions. A request for patent term extension was filed in the United States.

Other patent families were filed and are prosecuted in Australia, Brazil, Canada, China, the European Union, Israel, India, Japan, Mexico, New Zealand, Qatar, Russia, Singapore, South Africa, South Korea, the United States as well as in other additional countries.

MOR202

Our MOR202 patent portfolio is fully owned. Rights to the Greater Chinese territory were exclusively licensed to I-Mab. The program is currently protected by about ten different patent families covering various aspects of the molecule, its compositions, combination treatments, dosage regimens, radioconjugates, as well as assays utilized in clinical development. The basic composition-of-matter patent expires in October 2026, outside the United States, and in January 2028, in the United States, in both cases not including any potential patent term extensions. Patent applications were filed and are prosecuted in Argentina, Australia, Brazil, Canada, China, the European Union, Hong Kong, Israel, India, Japan, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Taiwan and the United States. Rights to the Greater Chinese territory were exclusively licensed to I-Mab.

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

MOR106

The MOR106 patent portfolio is co-owned by us and Galapagos. The program is currently protected by about ten different patent families covering various aspects of the molecule, its composition, indications, methods of use, as well as other aspects. The basic composition-of-matter patent is prosecuted in more than 30 jurisdictions worldwide. The projected expiry date for the composition of matter patent is February 2037, not including any potential patent term extensions. Other patent families were filed and are being prosecuted in Australia, Canada, China, the European Union, Hong Kong, Israel, India, Japan, Korea, Mexico, New Zealand, Russia, Singapore, United States and South Africa. The program was formerly licensed to Novartis Pharma AG, but the license was terminated.

Patent Term

The term of an individual patent depends upon the legal term for patents in the countries in which such patent is granted. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application to which the patent claims priority. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the product is under regulatory review while the patent is in force. The length of the patent term extension is related to the length of time the product is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved product may be extended. Similar provisions are available in other jurisdictions to extend the term of a patent that covers an approved product, or to offer similar protection for an extended period, as is the case in the European Union. In the future, if and when our product candidates receive approval from the U.S. FDA or other regulatory authorities, we expect to apply for patent term extensions on patents covering those products where such extensions are available; however there is no guarantee that the applicable authorities, including the U.S. FDA, will agree with our assessment of whether such extensions should be granted and, even if granted, the length of such extensions. For tafasitamab a request for patent term extension was filed in the United States.

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

Trademarks and Domain Names

We conduct our business using trademarks with various forms of the “MorphoSys” brand and numerous additional trademarks, as well as domain names incorporating some or all of these trademarks. Key trademarks are protected in all major jurisdictions, including the United States, the European Union, Switzerland, Canada, Australia and Japan. Additionally we have protected the brand name of tafasitamab, Monjuvi in all key jurisdictions worldwide. Such protection includes the filing of trademarks, as well as the registration of domain names.

Manufacturing

We have adopted a manufacturing strategy of contracting with third-parties in accordance with cGMP for the manufacture of drug substances and products. Additional contract manufacturers are used to fill, label, package and distribute investigational drug products and commercial product. This allows us to maintain a more flexible infrastructure while focusing our expertise on developing our products. We will ultimately depend on contract manufacturers, or CMOs, for the manufacture of our products for commercial sale, as well as for process development. CMOs are subject to extensive governmental regulation. We currently rely on single source CMOs for our programs, however, for risk mitigation and in order to ensure robust future supply, we have initiated the establishment of additional suppliers for tafasitamab and felzartamab (MOR202).

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

U.S. Commercial Operations

In July 2018, MorphoSys established a subsidiary in the United States—MorphoSys US Inc.—in preparation for the potential marketing approval of tafasitamab. The subsidiary’s registered office is located in Boston, Massachusetts, USA. In the course of the reporting year, MorphoSys hired a Chief Operating Officer to lead global commercial operations and oversee the Company’s U.S. operations and completed the staffing of its sales organization well ahead of an anticipated launch.

During the first half of 2020, MorphoSys continued to ramp up its activities to prepare for an anticipated accelerated approval and U.S. launch of tafasitamab. Approaches were successfully adapted to the special circumstances encountered with the COVID-19 pandemic, which included a variety of virtual tools to onboard team members and to initiate, maintain and grow connections with key stakeholders. The sales organization was fully staffed with oncology sales representatives who know the hematology/oncology market and the key experts very well. MorphoSys conducted comprehensive market research to better understand customer needs and develop product differentiation. With a deep understanding of the landscape based on previous experience, MorphoSys’ market access team engaged with the relevant stakeholders. The medical affairs team continuously engaged with key opinion leaders using virtual platforms, supporting scientific exchanges and sponsoring continuing medical education (CME) programs. They also participated in virtual symposia, lectures and clinical trial engagements. At the end of 2020, MorphoSys US Inc. had 136 people employed as part of or to support its commercial structure.

On July 31, 2020, Monjuvi in combination with lenalidomide was approved by the U.S. FDA for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This is the first U.S. FDA approval of a second-line treatment for adult patients with relapsed or refractory DLBCL in the U.S. The safety and tolerability profile supports a paradigm shift towards treating patients to progression, potentially allowing for long-term disease control. Monjuvi is accessible to patients in both community care and academic settings as an off-the-shelf intravenous infusion that is easy to administer and does not require hospitalization or heavy monitoring.

Following approval, Monjuvi was shipped within days and the first patient was treated in less than two weeks. The sales and medical teams of MorphoSys and Incyte continue to use a combination of virtual forms of communication and in-person interactions to be able to adapt to challenges related to the COVID-19 pandemic in the U.S.

Upon approval, MorphoSys and Incyte launched My Mission Support, a robust patient support program offering financial assistance, ongoing education and other resources to eligible patients who are prescribed Monjuvi in the U.S. The program was launched to support patients throughout their treatment journeys and to help lower patient access barriers.

In August 2020, Monjuvi was included in the latest National Comprehensive Cancer Network® Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas. Specifically, the NCCN Guidelines in the United States were updated to include Monjuvi in combination with lenalidomide with a Category 2A designation as an option for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma who are not eligible for autologous stem cell transplant (ASCT). Inclusion in these guidelines increases awareness of a product within the oncology community and also drives certain formulary decisions.

Competition

We compete in an industry that is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Our competitors include pharmaceutical companies, biotechnology companies, academic institutions and other research organizations. While we believe that our technology, knowledge, experience and scientific resources provide us with competitive advantages, we compete with these parties for promising targets for antibody-based therapeutics, new technology for identifying or optimizing antibodies and novel antibody formats and in recruiting highly qualified personnel. There are many major pharmaceutical and biotechnology companies developing or marketing treatments for cancer disorders and autoimmune diseases and several antibody drug discovery companies that may compete with us in the search for novel therapeutic antibody targets. We expect that our antibody platforms will serve as the basis for future product candidates and partnerships with pharmaceutical companies. Other companies also have developed platform technologies that compete with us including Genmab, Seattle Genetics and Xencor.

Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining top qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs or in in-licensing or acquiring promising technologies or compounds.

The key competitive factors affecting the success of all of our therapeutic product candidates, if approved, are likely to be their efficacy, safety, dosing convenience, price, the effectiveness of companion diagnostics in guiding the use of related therapeutics, our marketing capabilities, the level of generic competition and the availability of reimbursement from government and other third-party payors. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain U.S. FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. Biosimilar products are expected to become available over the coming years. The regulatory framework to approve biosimilar products has already been created in Europe and the United States.

The most common methods of treating patients with cancer are surgery, radiation and drug therapy. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While our product candidates may compete with many existing drug and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our product candidates could not be competitive with them as such. Some of the currently approved drug therapies are branded and subject to patent protection, and others are available on a generic basis. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. The commercial opportunity for naked antibody therapies for instance may be reduced by antibody-drug conjugates, bispecific antibodies or cellular therapies such like CAR-Ts. For some of these therapies, naked antibodies could be well suited combination partners, as this requires a safety that allows for combining several drugs for treatment.

While modern biologics are used to treat some autoimmune indications, there is a range of autoimmune indications that are currently underdeserved with respect to treatment options. Especially several autoimmune indications, that are caused by the presence of autoantibodies, are currently treated by corticosteroids, immunosuppressants, and rituximab. Other targeted therapies are not commonly used in these indications.

In addition to currently marketed therapies, there are also a number of products in late stage clinical development to treat cancer or autoimmune diseases. These product candidates in development may provide efficacy, safety, dosing convenience and other benefits that are not provided by currently marketed therapies or our drugs. As a result, they may provide significant competition for any of our product candidates for which we obtain marketing approval. If our lead product candidates are approved for the indications for which we are currently undertaking clinical studies, they will compete with the therapies and currently marketed drugs discussed elsewhere in this document.

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

Regulation and Procedures Governing Approval of Biological Products in the United States

In the United States, our product candidates are regulated as biological products, or biologics, under the Public Health Service Act, or PHSA, and the Federal Food, Drug, and Cosmetic Act and their implementing regulations. The failure to comply with the applicable U.S. requirements at any time during the product development process, including during non-clinical testing, clinical testing, the approval process or post-approval process, may subject an applicant to delays in the conduct of a study or regulatory review and approval, and/or to administrative or judicial sanctions and adverse publicity. Sanctions may include, but are not limited to, the U.S. FDA’s refusal to allow an applicant to proceed with clinical testing, refusal to approve pending applications, withdrawal of an approval, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, debarment, disgorgement of profits and civil or criminal investigations and penalties brought by the U.S. FDA or the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:

•	Non-clinical laboratory tests, animal studies and formulation studies all performed in accordance with applicable regulations, including the U.S. FDA’s good laboratory practices, or GLP, regulations;

•	submission to the U.S. FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an IRB representing each clinical site before each clinical trial may be initiated;

•

performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance applicable regulations, including with Good Clinical Practices, or GCP, regulations;

•

preparation and submission to the U.S. FDA of a BLA for a biologic product requesting marketing approval for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development, evidence of safety, purity and potency from non-clinical testing and clinical trials, and proposed labeling;

•	review of the product by an U.S. FDA advisory committee, if applicable;

•

satisfactory completion of one or more U.S. FDA inspections of the manufacturing facility or facilities, including those of third-parties, at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of any U.S. FDA audits of the clinical study sites to assure compliance with GCPs, and the integrity of clinical data in support of the BLA;

•	payment of user fees and securing U.S. FDA approval of the BLA;

•	compliance with any post-approval requirements, including the potential requirement to implement a REMS and to conduct any post-approval studies required by the U.S. FDA; and

•	compliance with post marketing requirements, or PMR, post marketing commitments, or PMC, and advertising and promotion regulation.

Non-clinical Studies and Investigational New Drug Application

Before testing any biologic product candidate in humans, the product candidate must undergo non-clinical testing. Non-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as animal studies to evaluate the potential for activity and toxicity. The conduct of the non-clinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the non-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, are submitted to the U.S. FDA as part of an IND application. The IND automatically becomes effective 30 days after receipt by the U.S. FDA, unless before that time the U.S. FDA raises concerns or questions about the product or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and places the trial on a clinical hold. In that case, the IND sponsor and the U.S. FDA must resolve any outstanding U.S. FDA concerns before the clinical trial can begin.

As a result, submission of the IND may result in the U.S. FDA not allowing the trial to commence or not be conducted on the terms originally specified by the sponsor in the IND. If the U.S. FDA raises concerns or questions either during this initial 30-day period, or at any time during the IND process, it may choose to impose a partial or complete clinical hold. If the U.S. FDA imposes a clinical hold, trials may not recommence without U.S. FDA authorization and then only under terms authorized by the U.S. FDA. A clinical hold issued by the U.S. FDA may therefore delay either a proposed clinical study or cause suspension of an ongoing study, until all outstanding concerns have been adequately addressed and the U.S. FDA has notified the company that investigation may proceed. This could cause significant difficulties in completing planned clinical trials in a timely manner.

The U.S. FDA may impose clinical holds on a biologic product candidate at any time before or during clinical trials due to safety concerns or non-compliance.

Human Clinical Trials in Support of a BLA

Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease to be treated under the supervision of a qualified principal investigator in accordance with GCP requirements. Clinical trials are conducted under study protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety, dosing procedures and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the U.S. FDA as part of the IND.

A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain U.S. FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the U.S. FDA in support of the BLA so long as the clinical trial is well-designed and well-conducted in accordance with GCP, including review and approval by an independent ethics committee, and the U.S. FDA is able to validate the study data through an onsite inspection, if necessary.

Further, each clinical trial must be reviewed and approved by an IRB either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors and the safety of human subjects. An IRB must operate in compliance with U.S. FDA regulations. The U.S. FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with U.S. FDA requirements or that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

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

In some cases, the U.S. FDA may approve a BLA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Monjuvi has been approved under accelerated approval by the U.S. FDA. Continued approval may be contingent upon verification and description of clinical benefit in a confirmatory trial. Such post-approval trials are typically referred to as phase 4 clinical trials (or phase 4). These studies may be used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. If the U.S. FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any phase 4 clinical trial requirement or to request a change in the product labeling. Failure to exhibit due diligence with regard to conducting required phase 4 clinical trials could result in withdrawal of approval for products.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the U.S. FDA. Written IND safety reports must be promptly submitted to the U.S. FDA and the investigators for serious and unexpected adverse events, any findings from other trials, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the U.S. FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. The U.S. FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s or GCP requirements or if the biological candidate has been associated with unexpected serious harm to patients.

There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of clinical trials of U.S. FDA-regulated products, including biologics, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved.

Compliance with cGMP Requirements

Before approving a BLA, the U.S. FDA typically will inspect the facility or facilities where the product is manufactured. The U.S. FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product does not undergo unacceptable deterioration over its shelf life.

Manufacturers and others involved in the manufacture, packaging and distribution of biological products must also register their establishments with the U.S. FDA and certain state agencies. Both domestic and foreign manufacturing establishments including MorphoSys US Inc. since it releases as the license holder the commercial product for distribution must register and provide additional information to the U.S. FDA upon their initial participation in the manufacturing process.

Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Manufacturers may have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the U.S. FDA or having non-compliance with applicable regulations may lead to a product being deemed to be adulterated.

Review and Approval of a BLA

The results of product candidate development, non-clinical testing and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the U.S. FDA as part of a BLA requesting a license to market the product. The BLA must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling. The U.S. FDA adjusts the Prescription Drug User Fee Act, or PDUFA, user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The U.S. FDA has 60 days after submission of the application to conduct an initial review to determine whether the BLA is sufficient to accept for filing based on the agency’s threshold determination that it is substantially complete so as to permit substantive review. Once the submission has been accepted for filing, the U.S. FDA begins an in-depth review of the application. Under the goals and policies agreed to by the U.S. FDA under PDUFA, the U.S. FDA aims to complete its initial review of a standard application and respond to the applicant within ten months of the 60-day filing date, and for a priority review application within six months. The U.S. FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and its review goals are subject to change from time to time. The review process may often be significantly extended by U.S. FDA requests for additional information or clarification. The review process and the PDUFA goal date may also be extended by three months if the U.S. FDA requests or if the applicant otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

The U.S. FDA reviews a BLA to determine, among other things, whether the proposed product is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP requirements to assure and preserve the product’s identity, safety, strength, quality, potency and purity. On the basis of the U.S. FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any U.S. FDA audits of clinical trial sites to assure compliance with GCPs, the U.S. FDA may issue an approval letter, denial letter, or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. Under the PHSA, the U.S. FDA may approve a BLA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent. If the application is not approved, the U.S. FDA may issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the application, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

Sponsors that receive a complete response letter who elect to address the deficiencies may submit to the U.S. FDA information that represents a complete response to the issues identified by the U.S. FDA in the response letter. Such resubmissions are classified under PDUFA as either Class 1 or Class 2, based on the information submitted by an applicant in response to an action letter. Under the goals and policies agreed to by the U.S. FDA under PDUFA, the U.S. FDA aims to review and act on a Class 1 resubmission with two months of receipt and, with respect to a Class 2 resubmission, within six months of receipt. The U.S. FDA will not approve an application until issues identified in the complete response letter have been addressed.

The U.S. FDA may also refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. In particular, the U.S. FDA may refer applications for novel biologic products or biologic products that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts. The U.S. FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

If the U.S. FDA approves a new product, it may limit the approved indications for use of the product, or limit the approval to specific dosages. It may also require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the U.S. FDA may call for post-approval studies, including phase 4 clinical trials, to further assess the product’s safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include but are not limited to special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. If the U.S. FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the U.S. FDA will not approve the BLA without a REMS, if required. The U.S. FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and U.S. FDA review and approval.

Fast Track, Breakthrough Therapy and Priority Review Designations

The U.S. FDA may designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation and priority review designation.

The U.S. FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and if based on nonclinical or clinical data it demonstrates the potential to address unmet medical needs for such a disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new biologic may request that the U.S. FDA designate the biologic as a fast track product at any time during the clinical development of the product. For fast track products, sponsors may have greater interactions with the U.S. FDA and the U.S. FDA may initiate a review of sections of a fast track product’s application before the application is complete. This rolling review may be available if the U.S. FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the U.S. FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the U.S. FDA’s time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. Fast track designation may be withdrawn by the U.S. FDA if the U.S. FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Additionally, a product may be designated by the U.S. FDA as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The U.S. FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to facilitate the design of clinical trials in an efficient manner.

The U.S. FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The U.S. FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to an improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the U.S. FDA’s goal for taking action on a marketing application from ten months to six months.

Fast track designation, priority review and breakthrough therapy designation may expedite the development or approval process, but do not change the standards for approval.

Accelerated Approval Pathway

The U.S. FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides a meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The U.S. FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The U.S. FDA has stated that although it has limited experience with accelerated approvals based on intermediate clinical endpoints, such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

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

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, may lead the U.S. FDA to withdraw the product from the market. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the U.S. FDA.

Post-Approval Regulation

If regulatory approval for marketing of a product or for a new indication for an existing product is obtained, the sponsor will be required to comply with rigorous and extensive post-approval regulatory requirements as well as any post-approval requirements that the U.S. FDA has imposed on the particular product as part of the approval process. The sponsor will be required, among other things, to report certain adverse reactions and production problems to the U.S. FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling. Manufacturers and certain of their subcontractors are required to register their establishments with the U.S. FDA and certain state agencies, and are subject to periodic unannounced inspections by the U.S. FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the BLA-holder and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements. In addition, changes to the manufacturing process or facility generally require prior U.S. FDA approval before being implemented, and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further U.S. FDA review and approval.

Once an approval is granted, the U.S. FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market study requirements or clinical trial requirements to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, untitled letters or warning letters or holds on post-approval clinical trials;

•	adverse publicity;

•	refusal of the U.S. FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions, fines, debarment, disgorgement of profits or the imposition of civil or criminal penalties.

The U.S. FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Pharmaceutical products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The U.S. FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

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

Orphan drug designation qualifies a company for certain financial incentives, including tax advantages and, if the product receives the first U.S. FDA approval for the indication for which it has orphan designation, market exclusivity for seven years following the date of the product’s marketing approval. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Once a product receives orphan drug designation from the Office of Orphan Products Development at the U.S. FDA, the product must then go through the review and approval process like any other product.

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

The period of exclusivity begins on the date that the marketing application is approved by the U.S. FDA and applies only to the indication for which the product has been designated. The U.S. FDA may approve a second application for the same product for a different use or a second application for a clinically superior version of the product for the same use. The U.S. FDA cannot, however, approve the same product made by another manufacturer for the same indication during the market exclusivity period unless it has the consent of the sponsor, the manufacturer makes a showing of clinical superiority over the product with orphan exclusivity, or the sponsor is unable to provide sufficient quantities.

Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

Pediatric Studies and Exclusivity

A BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors who are planning to submit a marketing application for a biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must also submit pediatric study plans prior to the assessment data, and no later than 60 calendar days following an end-of-phase 2 meeting with the U.S. FDA. Pediatric study plans must contain an outline of the proposed pediatric study or studies the sponsor plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The applicant, the U.S. FDA, and the U.S. FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The U.S. FDA or the applicant may request an amendment to the plan at any time.

The U.S. FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements generally do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the U.S. FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the U.S. FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the U.S. FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the U.S. FDA cannot approve another application.

Regulation of Combination Products in the United States

Certain products may be comprised of components that would normally be regulated under different types of regulatory authorities and frequently by different centers at the U.S. FDA. These products are known as combination products. Specifically, under regulations issued by the U.S. FDA, a combination product may be:

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

Under the Federal Food, Drug, and Cosmetic Act, as amended, the U.S. FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. That determination is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a device-biologic combination product is attributable to the biologic product, the U.S. FDA center responsible for premarket review of the biologic product would have primary jurisdiction for the combination product. The U.S. FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the U.S. FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.

Regulation and Procedures Governing Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains U.S. FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States although the approval of a medicinal product in the United States is no guarantee of approval of the same product in the European Union, either at all or within the same timescale as approval may be granted in the United States. It entails satisfactory completion of pharmaceutical development, non-clinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trial authorization for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union or its Member States.

Clinical Trial Approval

Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the Member States. Under this system, an applicant must obtain approval from the national competent authority, or NCA, of a European Union Member State in which the clinical trial is to be conducted or in multiple Member States if the clinical trial is to be conducted in a number of Member States. Furthermore, the applicant may only start a clinical trial at a specific study site after the independent ethics committee, or EC, has issued a favorable opinion in relation to the clinical trial. The clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the Member States and further detailed in applicable guidance documents. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new Regulation, which will be directly applicable in all Member States (meaning that no national implementing legislation in each Member State is required), aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure using a single entry point and strictly defined deadlines for the assessment of clinical trial applications. It is expected that the new Clinical Trials Regulation (EU) No 536/2014 will come into effect following confirmation of full functionality of the Clinical Trials Information System, the centralized European Union portal and database for clinical trials foreseen by the new Clinical Trials regulation, through an independent audit, which is currently expected to occur in December 2021.

Marketing Authorization

To obtain a marketing authorization for a product in the European Economic Area (comprised of the European Union Member States plus Norway, Iceland and Liechtenstein), an applicant must submit a MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the Member States (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EEA. Regulation (EC) No. 1901/2006 on medicinal products for pediatric use provides that prior to obtaining a marketing authorization in the European Union in the centralized procedure, an applicant must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the Pediatric Investigation Plan.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for across the EEA. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy, medicinal products (gene therapy, somatic cell therapy and tissue-engineered products) and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer, HIV or AIDS, neurodegenerative disorders, autoimmune and other immune dysfunctions, viral diseases or diabetes. For those products for which the use of the centralized procedure is not mandatory, applicants may elect to use the centralized procedure where either the product contains a new active substance indicated for the treatment of other diseases, or where the applicant can show that the product constitutes a significant therapeutic, scientific or technical innovation, or for which a centralized process is in the interest of public health.

Under the centralized procedure, the Committee for Medicinal Products for Human use (or the “CHMP”), which is the EMA’s committee that is responsible for human medicines, is responsible for conducting the assessment of whether a medicine meets the required quality, safety and efficacy requirements, and whether it has a positive benefit/risk profile. Under the centralized procedure, the maximum timeframe for the evaluation of a MAA is 210 days from the receipt of a valid MAA, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Clock stops may extend the timeframe of evaluation of a MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorisation. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.

If the CHMP accepts such a request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

Now that the UK (which comprises Great Britain and Northern Ireland) has left the European Union, Great Britain will no longer be covered by centralized marketing authorizations (under the Northern Irish Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland). All medicinal products with a current centralized marketing authorization were automatically converted to Great Britain marketing authorizations on January, 1 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, the UK medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a re-evaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing Member State. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the product on the EEA market (in the case of the centralized procedure) or on the market of the authorizing Member State within three years after authorization ceases to be valid.

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

Orphan Drug Designation and Exclusivity

Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition which either (i) affects not more than five in ten thousand persons in the EEA when the application is made, or (ii) without incentives it is unlikely that the marketing of the product in the EEA would generate sufficient return to justify the necessary investment in its development. For either of these conditions, the applicant must also demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the EEA or, if such method exists, the product has to be of significant benefit compared to products available for the condition.

An orphan drug designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized marketing authorization. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The grant of a marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the Member States can accept an application or grant a marketing authorization for the same therapeutic indication in respect of a “similar medicinal product”. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation because, for example, the product is sufficiently profitable not to justify market exclusivity. There are also limited derogations from the ten-year period of market exclusivity pursuant to which the European Commission may grant a marketing authorisation for a similar medicinal product in the same therapeutic indication. These are where: (i the second applicant can establish that although their product is similar to the orphan medicinal product already authorised, the second product is safer, more effective or otherwise clinically superior; (ii) the marketing authorization holder consents to the second orphan medicinal product application; or (iii) the marketing authorization holder cannot supply enough orphan medicinal product.

Brexit and the Regulatory Framework in the United Kingdom

In June 2016, the electorate in the UK voted in favor of leaving the EU (commonly referred to as “Brexit”). Thereafter, in March 2017, the country formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The UK formally left the EU on January 31, 2020, however there was an initial transition period beginning on February 1, 2020, during which European Union medicinal product law remained applicable to the UK. This transition period ended on December 31, 2020. Since the regulatory framework in the UK covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU Directives and Regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the UK, as UK legislation now has the potential to diverge from EU legislation. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the UK in the long-term. The MHRA, the UK medicines and medical devices regulator, has recently published detailed guidance for industry and organizations to follow from January 1, 2021 now the transition period is over, which will be updated as the UK’s regulatory position on medicinal products evolves over time.

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

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, and the cost of these studies would be in addition to the costs required to obtain U.S. FDA or other comparable marketing approvals. Even after pharmacoeconomic studies are conducted, product candidates may not be considered medically necessary or cost-effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. For example, the payor may require co-payments that patients find unacceptably high. Further, one payor’s determination to provide coverage for a product does not assure that such coverage will continue or that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be adequate to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development and generate revenue.

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

•

the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in-cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation. Moreover, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. On November 20, 2020, OIG finalized further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. This rule (with exceptions) became effective January 19, 2021. We continue to evaluate what effect, if any, these rules will have on our business;

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

•

the Foreign Corrupt Practices Act, a U.S. law which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment (which could include, for example, certain medical professionals); and

•

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws and state price reporting and transparency laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

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

By way of example, in March 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act (ACA), which, among other things, includes changes to the coverage and payment for products under governmental and private insurance plans. Among the provisions of the ACA that may be of importance to our potential product candidates are:

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

At this point, healthcare reform and its impacts on us are highly uncertain in many respects. For example, since its enactment, there have been judicial and Congressional challenges to numerous aspects of the ACA. The current Trump administration and U.S. Congress focused on additional executive and legislative changes, including in particular repeal and replacement of certain provisions of the ACA.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court; the Trump Administration issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices; and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. Pursuant to the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, as well as subsequent legislation, these reductions have been suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. Proposed legislation, if passed, would extend this suspension until the end of the pandemic. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, explore reimportation of drugs and reform government program reimbursement methodologies for drugs. Further, various regulatory proposals and policies have been issued to address the reimportation of drugs. For example, in October 2020, the U.S. FDA issued a final guidance document outlining a pathway for manufacturers to obtain an additional National Drug Code, or NDC, for an U.S. FDA-approved biological product that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. Individual states have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing.

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

As of December 31, 2020, we had one subsidiary. The following table sets out for our principal subsidiary, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Country of incorporation	Percentage ownership and voting interest	Main activity
MorphoSys US Inc.	United States	100.00%	Commercialization and selling of products in the field of medicines, pharmaceutical compounds and related intermediate products, as well as operation of all businesses necessary measures related thereto

D.	Property, Plants and Equipment

Our headquarters are in the suburbs of Munich, Germany, where we occupy office and laboratory space under a ten-year fixed term lease that started on January 1, 2017. In July 2018, we established a wholly owned subsidiary, MorphoSys US Inc., to commercialize Monjuvi in the United States. MorphoSys US Inc. occupies office space in Boston, Massachusetts, USA, under a seven-year fixed term lease.

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

MorphoSys has transformed from a research and technology platform focused business into a commercial biopharmaceutical company, with its first product launched in 2020. As our business model has changed, we will adapt our guidance parameters and guide total revenues, operating expenses and research and development expenses going forward. These parameters place the right emphasis on the Company’s main drivers: sustainable revenue growth from product sales and royalties as well as continued investment to expand our pipeline and support the ongoing launch of Monjuvi.

In the years ahead, events such as the in-licensing and out-licensing of development candidates and significant milestone payments and royalties from the market maturity of HuCAL and Ylanthia antibodies could have an impact on the Company’s net assets and financial position. Such events could cause financial targets to change significantly. Similarly, failures in drug development could have negative consequences for the MorphoSys

Group. Negative effects from a further pandemic similar to COVID-19 or from COVID-19 variants are also possible or cannot be excluded. Revenue growth in the near- to medium-term will depend on the Company’s ability to successfully commercialize Monjuvi.

A.	Operating Results

Revenues

Revenues in the reporting year increased by more than 100% or € 255.9 million to € 327.7 million (2019: € 71.8 million). This increase resulted first and foremost from revenues of € 255.8 million stemming from the collaboration and license agreement with Incyte. Revenues from royalties on net sales of Tremfya amounted to € 42.5 million (2019: € 31.8 million). Revenues from Monjuvi product sales totaled € 18.5 million, which were recognized for the first time after receiving marketing authorization in August 2020. Revenues in the 2019 financial year were primarily attributable to royalties of € 31.8 million from Janssen on the net sales of Tremfya and a milestone payment of € 22.0 million from GSK triggered by the dosing of the first patient upon the initiation of a phase 3 clinical development program.

On a regional basis, revenues from biotechnology and pharmaceutical companies in the U.S. and Canada increased by more than 100%, or € 286.8 million, from € 32.3 million in 2019 to € 319.1 million in the reporting year. This development was driven primarily by revenue from the collaboration and license agreement with Incyte. Revenues with customers in Europe and Asia declined by 78%, or € 30.7 million, to € 8.6 million in 2020 (2019: € 39.5 million). This decline resulted from the recognition of a milestone payment from GSK of € 22.0 million in 2019.

In 2020, a total of 93% of the revenues generated were attributable to activities with partners Incyte, Janssen and I-Mab Biopharma. In 2019, 89% of the revenues generated were attributable to activities with partners Janssen, GSK and I-Mab Biopharma.

Revenues in 2019 declined by 6%, or € 4.6 million, to € 71.8 million (2018: € 76.4 million). Revenues were generated primarily from royalties received from Janssen in the amount of € 31.8 million based on the net sales of Tremfya (2018: € 15.4 million). A milestone payment from GSK in the amount of € 22.0 million also contributed to sales and was triggered by the dosing of the first patient upon the initiation of a phase 3 clinical development program. Revenues in 2018 resulted mainly from the receipt of a payment of € 47.5 million, which was fully recognized in 2018 following the signing of an exclusive worldwide license agreement with Novartis Pharma AG for the development and commercialization of MOR106.

On a regional basis, revenues from biotechnology and pharmaceutical companies in the USA and Canada increased by 67%, or € 12.9 million, from € 19.4 million in 2018 to € 32.3 million in 2019. This development was driven primarily by success-based payments received mainly from Janssen. Revenues with customers in Europe and Asia declined by 31%, or € 17.6 million, to € 39.5 million in 2019 (2018: € 57.1 million), mainly due to the fact that 2018 had contained a Novartis payment for MOR106. The absence of such a payment in 2019 was partly compensated for by a milestone payment from GSK in the amount of € 22.0 million.

A total of 89% of the revenues generated in 2019 were attributable to activities with our partners Janssen, GSK and I-Mab Biopharma. In 2018, 95% of the revenues generated were attributable to activities with our partners Novartis, I-Mab Biopharma and Janssen.

Our revenues are subject to a number of uncertainties, the potential for variability from the first full year of the Monjuvi product launch, the limited visibility that MorphoSys has on the Tremfya royalty stream as well as the ongoing COVID-19 pandemic and the impact on our as well as our partner’s business operations.

Of central importance for the future development of MorphoSys is the value creation from tafasitamab. Following the approval and launch of Monjuvi in the U.S. in 2020, approval procedures are also underway for

Europe and other regions such as Switzerland and Canada. There, tafasitamab is marketed by Incyte and MorphoSys is entitled to royalties. Therefore, revenues related to the commercialization in other regions are dependent from the approval of authorities. In case of non-approval the expected revenues will not be realizable.

Revenues from partnerships could also potentially influence our revenues, in case contractually agreed milestones and royalty thresholds are met.

The majority of our anticipated business transactions are conducted in euros and U.S. dollars and therefore are exposed to potential changes of foreign currency exchange rates. The assessment of the impacts on revenues is described in item 5.D. Trend information.

Proprietary Development

In 2020, revenues in the Proprietary Development segment increased by € 244.3 million to € 278.6 million (2019: € 34.3 million). This increase was mainly due to revenues from the collaboration and license agreement with Incyte in the amount of € 255.8 million as well as revenues from Monjuvi product sales in the amount of € 18.5 million.

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

Partnered Discovery

The Partnered Discovery segment recorded an increase in revenues of € 11.6 million to a total of € 49.1 million in 2020 (2019: € 37.5 million). This increase included primarily performance-based payments of € 46.4 million in 2020 and € 33.2 million in the previous year. The performance-based payments were mainly related to royalties from Janssen for net sales with Tremfya of € 42.5 million in 2020 and of € 31.8 million in 2019. The Partnered Discovery segment also included revenues of € 2.6 million in the reporting year and € 4.3 million in 2019 from funded research and licensing fees.

The Partnered Discovery segment recorded an increase in revenues of € 14.7 million to a total of € 37.5 million in 2019 (2018: € 22.8 million). These revenues included success-based payments, primarily from Janssen, of € 33.2 million in 2019 and € 19.3 million 2018. The success-based payments primarily included royalties on net sales of Tremfya in the amount of € 31.8 million in 2019 and € 15.4 million in 2018. The Partnered Discovery segment also included revenues in the amount of € 4.3 million from funded research and licensing fees in 2019 and € 3.5 million in 2018.

Operating Expenses

In 2020, operating expenses increased by 72%, or € 129.8 million, to € 309.7 million compared to € 179.9 million in 2019. An increase in research and development expenses, selling expenses and general and administrative expenses contributed to this development. Research and development expenses increased by 30%, or € 33.0 million, to € 141.4 million in the reporting year (2019: € 108.4 million). In 2020, selling expenses amounted to € 107.7 million compared with € 22.7 million in 2019. The main items responsible for this increase were higher expenses for personnel and external services. General and administrative expenses increased by 40%, or € 14.7 million, from € 36.7 million in 2019 to € 51.4 million in 2020, which was also largely due to increased personnel expenses and expenses for external services. Cost of sales decreased from € 12.1 million in 2019 to € 9.2 million in 2020.

Operating expenses in the Proprietary Development segment increased by 85% or € 121.7 million in the reporting year and amounted to € 265.2 million (2019: € 143.5 million). The main reason for this increase was higher selling expenses due to the establishment of the U.S. sales organization.

Operating expenses in the Partnered Discovery segment in the 2020 financial year increased by 9%, or € 1.0 million, to € 11.7 million (2019: € 10.7 million). This increase was mainly a result of higher general and administrative expenses. At € 1.4 million in the reporting year, general and administrative expenses in the Partnered Discovery segment were more than 100%, or € 0.8 million, higher than the figure of € 0.6 million reported in the prior year.

In 2019, operating expenses increased by 32%, or € 43.4 million, from € 136.5 million in 2018 to € 179.9 million. An increase in cost of sales, research and development expenses, selling expenses and general and administrative expenses contributed to this development. Cost of sales increased from € 1.8 million in 2018 to € 12.1 million in 2019, primarily due to an € 8.7 million impairment to a net realizable value of zero on inventory of tafasitamab that was manufactured prior to regulatory approval but is available for subsequent commercialization. Research and development expenses increased by 2%, or € 2.0 million, to € 108.4 million in 2019 (2018: € 106.4 million). In 2019, selling expenses amounted to € 22.7 million compared to € 6.4 million in 2018, mainly due to higher personnel expenses and expenses for external services. General and administrative expenses increased by 68%, or € 14.8 million, from € 21.9 million in 2018 to € 36.7 million in 2019, also primarily as a result of higher personnel expenses and expenses for external services.

Operating expenses in the Proprietary Development segment increased by 34%, or € 36.5 million, 2019 and totaled € 143.5 million (2018: € 107.0 million). The main factors that led to this increase were higher selling expenses and higher general and administrative expenses as a result of establishing the sales organization in the USA.

Operating expenses in the Partnered Discovery segment in 2019 increased by 13% or € 1.2 million to € 10.7 million (2018: € 9.5 million), mainly due to higher research and development expenses. Research and development expenses in the Partnered Discovery segment increased by 14%, or € 1.2 million, to € 9.7 million in 2019 (2018: € 8.5 million).

MorphoSys will invest a significant portion of its financial resources in its own research and development and in its own commercialization structures. The focus of the Company’s entrepreneurial activities is and will be on cancer and autoimmune diseases. This will result in significant cash-outflows and also impact net profit or loss.

The large portion of our future business activities will be denominated U.S. dollars and therefore will be exposed to potential changes of foreign currency exchange rates.

Research and Development

Research and development expenses increased by 30%, or € 33.0 million, to € 141.4 million in 2020 (2019: € 108.4 million), specifically as a result of higher expenses for external laboratory services. Expenses for external laboratory services and legal and scientific consulting services increased from € 60.7 million in the previous year to € 71.3 million in the reporting year, mainly due to higher expenses for external laboratory services in connection with the development of tafasitamab. Personnel expenses were also higher, rising from € 30.1 million in the previous year to € 35.5 million in the reporting year.

Expenses for intangible assets amounted to € 20.2 million in 2020 (2019: € 5.6 million). In the reporting year, these were influenced by impairment losses of € 11.7 million in connection with an impairment of the MOR107 in-process research and development program. Depreciation, amortization and other expenses for infrastructure increased from € 5.9 million in 2019 to € 8.7 million in 2020, mainly due to higher expenses for insurance. Other expenses decreased from € 3.1 million in 2019 to € 2.5 million in 2020. Expenses for consumables increased from € 2.9 million in the previous year to € 3.2 million in 2020.

In 2019, research and development expenses increased by 2%, or € 2.0 million, to € 108.4 million (2018: € 106.4 million). This increase was mainly the result of higher expenses for external laboratory services and personnel, which were partially offset by lower expenses for intangible assets. Expenses for external laboratory services, together with legal and scientific consulting services, increased from € 47.9 million in 2018 to € 60.7 million in 2019. The increase was primarily due to higher expenses for external laboratory services in connection with the development of tafasitamab. Personnel expenses rose from € 25.3 million in 2018 to € 30.1 million in 2019, mainly due to an increase in the expenses related to the development of tafasitamab (totaling € 5.5 million).

Expenses for intangible assets amounted to € 5.6 million in 2019 (2018: € 22.8 million). In 2019, these were mainly influenced by impairment charges of € 1.3 million related to an impairment of the in-process R&D program MOR107. Depreciation and other expenses related to infrastructure increased from € 5.4 million in 2018 to € 5.9 million in 2019, mainly due to higher insurance expenses. Other expenses increased from € 2.8 million in 2018 to € 3.1 million. Expenses for consumable supplies rose from € 2.3 million in 2018 to € 2.9 million in 2019.

Selling

Selling expenses increased by more than 100%, or € 85.0 million, to € 107.7 million in 2020 (2019: € 22.7 million). This was mainly due to higher expenses for external services and personnel expenses. The expenses for external services increased by € 36.4 million to € 50.6 million in 2020 due to the commercialization of Monjuvi (2019: € 14.2 million). Driven by the marketing activities for Monjuvi personnel expenses increased to € 53.0 million (2019: € 7.0 million).

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

General and Administrative

General and administrative expenses increased by 40%, or € 14.7 million, in 2020 and amounted to € 51.4 million (2019: € 36.7 million). The main reason for this increase were higher personnel expenses and expenses for external services. Personnel expenses increased from € 23.4 million in the previous year to € 32.4 million in the reporting year. Higher expenses for salaries were primarily responsible for this increase. Expenses for external services increased from € 9.2 million in the previous year to € 13.1 million in the reporting year, which was particularly related to the commercialization of Monjuvi. Other expenses decreased from € 1.9 million in 2019 to € 1.3 million in 2020, mainly due to lower travel expenses.

General and administrative expenses increased by 68%, or € 14.8 million, in 2019 and amounted to € 36.7 million (2018: € 21.9 million). The main sources of this increase were higher personnel expenses and expenses for external services. Personnel expenses rose from € 15.0 million in 2018 to € 23.4 million in 2019, largely due to higher expenses for share-based compensation programs and salaries. Expenses for external services rose from € 4.5 million in 2018 to € 9.2 million in 2019, especially in connection with the preparation of the commercialization of tafasitamab. Other expenses rose from € 1.0 million in 2018 to € 1.9 million in 2019, mainly due to higher travel expenses.

Other Income

Other income increased by more than 100%, or € 13.4 million, to € 14.2 million in the reporting year (2019: € 0.8 million) and mainly resulted from exchange rate gains from operating activities of € 13.7 million (2019: € 0.2 million). In 2020, one-off gains from the disposal of the Lanthio companies amounted to € 0.4 million.

Other income decreased by 50%, or € 0.8 million, to € 0.8 million in 2019 (2018: € 1.6 million) and mainly included currency gains of € 0.2 million (2018: € 0.7 million), research grants of € 0.1 million (2018: € 0.2 million) and miscellaneous income of € 0.5 million (2018: € 0.4 million). The year 2018 included one-time gains from the capitalization of previously unrecognized intangible assets in the amount of € 0.4 million (resulting from the contribution in kind in connection with the investment in adivo GmbH).

Other Expenses

In the 2020 reporting year, other expenses increased by more than 100%, or € 4.6 million, rising from € 0.6 million in 2019 to € 5.2 million in 2020. This increase was mainly the result of currency losses of € 4.6 million (2019: € 0.4 million) and other expenses of € 0.6 million (2019: € 0.2 million).

Other expenses decreased by 14%, or € 0.1 million, from € 0.7 million in 2018 to € 0.6 million in 2019 and consisted mainly of currency losses of € 0.4 million (2018: € 0.5 million) and other expenses of € 0.2 million (2018: € 0.2 million).

EBIT

EBIT, defined as earnings before finance income, finance expenses, income from impairment reversals/impairment losses on financial assets and income taxes, amounted to € 27.4 million in 2020, compared to € -107.9 million in 2019 and € -59.1 million in 2018.

Finance Income

Finance income increased by more than 100%, or € 89.2 million, to € 92.0 million in the reporting year (2019: € 2.8 million) and resulted from items amounting to € 82.0 million (2019: € 0 million) in connection with the measurement of financial assets and financial liabilities from collaborations. These items included effects from currency translation and fair value measurement (see section 4 entitled “Collaboration and license agreement with Incyte” contained in the Notes to the Consolidated Financial Statements). Also included is finance income from the investment of cash and cash equivalents and foreign currency translation gains from investing of funds amounting to € 9.3 million (2019: € 1.3 million). Income of € 0.7 million (2019: € 1.5 million) from financial derivatives was also recognized.

Finance income rose by more than 100%, or € 2.4 million, to € 2.8 million in 2019 (2018: € 0.4 million), and mainly included gains from derivatives in the amount of € 1.5 million (2018: € 0.3 million), gains from changes in the fair value of financial assets recognized in profit or loss in the amount of € 1.1 million (2018: € 0.1 million) and interest income of € 0.2 million (2018: € 0.1 million) from investments in term deposits with fixed or variable interest rates.

Finance income could be positively and negatively affected by the changes in the planning assumptions of the financial assets and financial liabilities from collaborations. Future changes in the foreign currency exchange rate might impact this profit or loss line item significantly, since our business transactions and investments in cash and cash equivalents are denominated in US Dollars at a large portion. Especially the amounts presented under financial assets and financial liabilities from collaborations are denominated in US dollars and are therefore sensitive to changes in the Euro / US Dollar exchange rate.

Finance Expenses

Finance expenses increased by more than 100%, or € 93.9 million, to € 96.2 million in the reporting year (2019: € 2.3 million). This increase was mainly due to the effects of financial assets and financial liabilities from collaborations of € 45.4 million (2019: € 0 million) and specifically from the difference in the planning assumptions versus the actual results. The application of the effective interest method and foreign currency valuation (see Note 4 “Collaboration and license agreement with Incyte” contained in the Notes to the Consolidated Financial Statements) also contributed to the increase. Furthermore, this line item included finance expenses from the investment of cash and cash equivalents and foreign currency translation losses from financing activities of € 42.2 million (2019: € 1.0 million). Losses of € 5.0 million (2019: € 0.2 million) from financial derivatives as well as of € 1.2 million (2019: € 0.9 million) in interest expenses from the compounding of non-current lease liabilities were also recognized in the reporting year.

Finance expenses increased by more than 100%, or € 1.5 million, to € 2.3 million in 2019 (2018: € 0.8 million) and primarily consisted of losses from changes in the fair value of financial assets recognized in profit or loss in the amount of € 0.3 million (2018: € 0.1 million), interest expenses from financial assets and liabilities at amortized cost in the amount of € 0.8 million (2018: € 0.2 million), as well as losses from derivatives of € 0.2 million (2018: € 0.4 million). In 2019, with the application of the new IFRS 16 standard on leases, interest expenses of € 0.9 million from the compounding of non-current lease liabilities were recognized for the first time.

Finance expenses could be positively and negatively affected by the changes in the planning assumptions of the financial assets and financial liabilities from collaborations. Future changes in the foreign currency exchange rate might impact this profit or loss line item significantly, since our business transactions and investments in cash and cash equivalents are denominated in US Dollars at a large portion. Especially the amounts presented under financial assets and financial liabilities from collaborations are denominated in US dollars and are therefore sensitive to changes in the Euro / US Dollar exchange rate.

Income Tax Expenses

The Group recorded total income tax benefits of € 75.4 million in 2020 (2019: income tax benefits of € 3.5 million), which consisted of current tax expenses of € 67.1 million (2019: € 0) and deferred tax expenses from temporary differences of € 10.6 million. These were more than offset by deferred tax benefits from temporary differences of € 153.1 million. The effective income tax rate equaled -335.2% in the reporting year (2019: 3.3%). The difference compared to the expected tax rate of 26.7% (which would have resulted in an income tax expense of € 6.0 million versus income tax benefits in 2019 of € 28.4 million) is primarily due to the effect from utilization of loss carryforwards for which no deferred tax assets were recognized in prior year and the recognition of deferred tax assets on prior year temporary differences, both amounting to € 73.0 million (2019: € 0.0 million). In addition, the equity premium of the capital increase by Incyte is a permanent difference amounting to € 14.2 million.

In 2019, income tax benefits amounted to € 3.5 million (2018: € 4.3 million). The difference to the expected tax rate of 26.7% (which would have resulted in income tax benefits of € 28.4 million (2018: € 16.1 million) is mainly due to the fact that deferred tax assets on tax losses in 2019 in the amount of € 24.3 million (2018: € 14.5 million) were not recognized.

Consolidated Net Profit/Loss for the Period

In 2020, the consolidated net profit amounted to € 97.9 million (2019: consolidated net loss of € 103.0 million; 2018: consolidated net loss of € 56.2 million).

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

On December 31, 2020, cash and cash equivalents amounted to € 109.8 million, financial assets at fair value with changes recognized in profit or loss amounted to € 287.9 million and other current and non-current financial assets at amortized cost amounted to € 846.3 million. On December 31, 2019, cash and cash equivalents amounted to € 44.3 million, financial assets at fair value with changes recognized in profit or loss amounted to € 20.5 million and other current and non-current financial assets at amortized cost amounted to € 292.7 million.

Cash in excess of immediate working capital requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Investments are primarily made in money market funds, corporate bonds and term deposits with fixed or variable interest.

We have liquidity held in USD, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/ USD exchange rate as our functional currency is EUR.

On October 16, 2020, we placed unsubordinated, unsecured convertible bonds maturing on October 16, 2025 for a nominal amount of € 325.0 million, divided into 3,250 bonds with a par value of € 100,000 each. The convertible bonds were issued at 100% of their nominal amount and carry a semi-annual coupon of 0.625% per year. We raised gross proceeds of € 325.0 million from the issuance of the convertible bonds; issue costs for this transaction equaled € 5.1 million.

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

Cash Flows

Net Cash Provided by/ (Used in) Operating Activities

In the reporting year, net cash provided by operating activities amounted to € 35.4 million and was mainly attributable to the consolidated net profit of € 97.9 million and changes in operating assets and liabilities, including income taxes paid, totaling € 12.5 million. This was offset by non-cash income totaling € 75.1 million. The consolidated net profit of € 97.9 million resulted mainly from revenues from the collaboration and license agreement with Incyte, which was largely offset by expenses incurred to finance MorphoSys’ ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Non-cash income included income tax benefits in the amount of € 75.4 million, income from the reversal of impairment of inventory in the amount of € 13.3 million related to the receipt of regulatory approval for Monjuvi, income from the realization of contract liabilities in the amount of € 12.5 million and the net change in financial assets / liabilities from collaborations in the amount of € 36.6 million. These were offset by scheduled and unscheduled depreciation and amortization of tangible and intangible assets and rights of use amounting to € 24.8 million, net losses from financial assets at fair value, with changes recognized in profit or loss, amounting to € 13.4 million, net losses from other financial assets at amortized cost amounting to € 8.4 million, net losses from derivative financial instruments amounting to € 4.3 million and expenses for share-based incentive programs amounting to € 9.0 million. Changes in operating assets and liabilities in 2020 mainly included an increase in accounts receivable of € 69.6 million and in inventories, prepaid expenses and other assets of € 8.5 million. Accounts payable and accrued liabilities increased by € 77.5 million. Contract liabilities increased by € 13.4 million in the reporting year. The year-on-year increase in accounts receivable was mainly due to lower outstanding receivables at the end of the year. The increase in inventories, prepaid expenses and other assets was due in particular to the recognition of inventories as a result of the marketing authorization for Monjuvi in the U.S. The increase in external laboratory services outstanding at year-end, in particular related to tafasitamab, was the main reason for the higher trade payables and accrued liabilities. Contract liabilities incurred in the reporting year largely related to advance payments received from contractors.

In the previous year, the net cash used in operating activities amounted to € 81.1 million, primarily driven by the consolidated net loss of € 103.0 million, which was partially offset by non-cash expenses of € 4.2 million, and changes in operating assets and liabilities and taxes paid of € 17.8 million. The consolidated net loss of € 103.0 million was largely due to expenses we incurred to fund our ongoing operations, particularly the cost of sales, research and development expenses, selling expenses, and general and administrative expenses. The main contributors to non-cash charges were expenses for share-based payment of € 6.7 million and depreciation and amortization of tangible and intangible assets and of right-of-use assets of € 6.2 million, offset by the recognition of contract liabilities of € 5.3 million and income tax benefits of € 3.5 million. Changes in operating assets and liabilities for 2019 consisted primarily of an increase in accounts payable and accruals by € 13.2 million, contract liabilities in the amount of € 6.1 million incurred during 2019, as well as a decrease in accounts receivable by € 2.7 million. This was offset by an increase in prepaid expenses and other assets by € 4.4 million. The increase in external laboratory services outstanding at the end of 2019, primarily related to tafasitamab, was the primary driver of the higher trade payables and accrued liabilities. The contract liability incurred during the year was largely related to prepayments received from contract partners. The decrease in accounts receivable was due to a comparatively lower level of receivables outstanding at year-end 2019. The increase in prepaid expenses and other assets stemmed mainly from higher prepayments and higher receivables due from tax authorities from input tax surplus.

In 2018, the net cash used in operating activities amounted to € 32.8 million, primarily driven by the consolidated net loss of € 56.2 million, which was partially offset by non-cash expenses of € 27.9 million, and changes in operating assets and liabilities and taxes paid of € 4.5 million. The consolidated net loss of € 56.2 million was largely due to expenses we incurred to fund our ongoing operations, particularly research and development expenses, selling expenses and general and administrative expenses. The main contributors to non-cash charges were impairment on intangibles assets in the amount of € 24.0 million, expenses for share-based payment of € 5.6 million and depreciation and amortization of tangible and intangible assets of € 3.8 million, offset by an income tax benefit of € 4.3 million. Changes in operating assets and liabilities for 2018 consisted primarily of an increase in accounts receivable by € 6.6 million and a decrease in other liabilities by € 2.7 million, offset by contract liabilities in the amount of € 2.4 million incurred in 2018 as well as an increase in accounts payable and accruals by € 1.9 million. The increase in accounts receivable was due to a comparatively higher level of receivables outstanding at the end of 2018. The decrease in other liabilities stemmed mainly from the payment of tax liabilities and the repayment of a governmental cost subsidy. The contract liability incurred in 2018 was largely related to annual license fees. The increase in external laboratory services outstanding at year-end 2018 was the primary driver of the higher trade payables and accrued liabilities.

Net Cash Provided by/ (Used in) Investing Activities

In 2020, net cash used in investing activities amounted to € 879.6 million, primarily driven by payments to acquire securities amounting to € 1,745.7 million, of which € 1,249.7 million were classified as measured at amortized cost and € 496.0 million as financial assets at fair value through profit or loss. These were offset by proceeds from the sale of securities amounting to € 900.8 million, of which € 686.6 million were measured at amortized cost and € 214.2 million were classified as financial assets at fair value through profit or loss. The cash outflow from investing activities was mainly due to a shift in the composition of our investment portfolio, as securities matured and were sold and new, comparable securities were acquired. In addition, € 44.9 million was used for the acquisition of intangible assets in 2020.

In 2019, net cash provided by investing activities was € 79.5 million, primarily driven by proceeds from the sale of financial assets in the amount of € 371.9 million, of which € 318.7 million were classified at amortized cost, partially offset by the purchase of financial assets in the amount of € 274.8 million, of which € 246.5 million were classified at amortized cost. Cash provided by investing activities primarily related to shifts in the composition in our investment portfolio as financial assets matured and were sold and new, similar financial assets were purchased. Additionally, in 2019, € 15.0 million were used to purchase a minority interest of 13.4% in Vivoryon Therapeutics AG.

In 2018, the net cash used in investing activities amounted to € 177.8 million and resulted primarily from the purchase of financial assets in the amount of € 451.3 million. Of this amount, € 336.8 million were classified at amortized cost and partially offset by proceeds from the sale of financial assets in the amount of € 276.4 million, of which € 150.0 million were classified at amortized cost. Cash used in investing activities primarily related to the investment of the proceeds from our initial public offering on the NASDAQ as well as a shift in the composition in our investment portfolio as financial assets matured and were sold and new, similar financial assets were purchased.

Net Cash Provided by/ (Used in) Financing Activities

Net cash provided by financing activities amounted to € 907.2 million in 2020 and consisted primarily of proceeds in the amount of € 80.6 million from the issuance of shares, as well as proceeds of € 510.2 million from financing collaborations, both in connection with the collaboration and license agreement with Incyte. Further proceeds came from the issuance of convertible bonds in the amount of € 319.9 million, which were offset by lease payments of € 2.8 million and interest payments of € 1.4 million.

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

Investments

In 2020, MorphoSys invested € 4.3 million in property, plant and equipment (2019: € 3.1 million), mainly laboratory equipment (i.e., machinery) and tenant fixtures. Depreciation of property, plant and equipment in 2020 increased to € 2.5 million (2019: € 2.0 million).

MorphoSys invested € 44.9 million in intangible assets in the reporting year (2019: € 0.6 million). Of this amount, € 32.5 million was spent on in-process R&D programs and € 12.0 million on licenses. Amortization of intangible assets amounted to € 2.2 million in 2020 (2019: € 1.5 million). In 2020, impairment losses of € 14.0 million were recognized on in-process R&D programs and patents and licenses, thereof € 11.7 million for the MOR107 program. In 2019, impairment losses of € 1.6 million were recognized on in-process R&D programs and patents.

Net Assets

Assets

At € 1,659.5 million, total assets as of December 31, 2020 were € 1,163.1 million higher compared to December 31, 2019 (€ 496.4 million). Current assets increased by € 903.1 million to € 1,206.8 million. This change was mainly due to the increase in financial assets and cash and cash equivalents from the investment of the cash received under the collaboration and license agreement with Incyte and the issuance of the convertible bond. In addition, as a result of the collaboration and license agreement with Incyte, the line item “financial assets from collaborations” was recorded for the first time in 2020, amounting to € 42.9 million as of December 31, 2020 (see Note 4 “Collaboration and license agreement with Incyte” contained in the Notes to the Consolidated Financial Statements). Inventories increased by € 9.7 million, consisting mainly of inventories of Monjuvi for sale in the U.S.

As of December 31, 2020, a total of € 287.9 million (December 31, 2019: € 20.5 million) was invested in various money market funds and reported under the item “financial assets at fair value, with changes recognized in profit or loss”. The item “other financial assets at amortized cost” include financial instruments totaling € 649.7 million (December 31, 2019: € 207.7 million) and consist primarily of term deposits with fixed or variable interest rates.

Non-current assets increased by € 260.0 million to € 452.7 million (December 31, 2019: € 192.7 million), mainly due to the increase of € 111.7 million in the line item “Other financial assets at amortized cost, net of current portion” due to the long-term investment of financial resources from the collaboration and license agreement with Incyte and financial resources received from the convertible bond issue. In addition, “deferred tax assets” in the amount of € 132.8 million were recognized, largely as a result of the differing tax treatment of the collaboration and license agreement with Incyte. Licenses also increased by € 9.5 million to € 11.8 million, mainly resulting from the acquisition of a license in the amount of € 12.0 million. This was partially offset by an impairment of € 2.0 million on a license. The increase in non-current assets was partially offset by a decrease of € 13.7 million in the line item “Shares at fair value through other comprehensive income” due to the sale of the minority interest in Vivoryon Therapeutics AG.

Liabilities

Current liabilities increased from € 61.6 million in the prior year to € 200.5 million as of December 31, 2020, mainly as a result of a € 65.6 million increase in the item “tax liabilities” and a € 71.5 million increase in the line item “accounts payable and accruals”.

Non-current liabilities (December 31, 2020: € 837.7 million; December 31, 2019: € 40.2 million) increased primarily as a result of the first-time recognition of the line item “financial liabilities from collaborations” in the amount of € 516.4 million as of December 31, 2020 under the collaboration and license agreement with Incyte, as well as a deferred tax liability of € 5.1 million resulting from this agreement. The carrying amount of the convertible bond issued in October 2020 was € 272.8 million as of December 31, 2020

Stockholders’ Equity

As of December 31, 2020, Group equity totaled € 621.3 million compared to € 394.7 million on December 31, 2019. The Company’s equity ratio as of December 31, 2020 amounted to 37% compared to 80% on December 31, 2019. This decrease in the equity ratio resulted mainly from the first-time recognition of a financial liability from collaborations in 2020 under the collaboration and license agreement with Incyte, as well as from a liability from the convertible bond issued in October 2020.

The number of shares issued totaled 32,890,046 as of December 31, 2020, of which 32,758,632 shares were outstanding (December 31, 2019: 31,957,958 shares issued and 31,732,158 shares outstanding). Common stock was higher as a result of the purchase of 3,692,754 ADSs, or 907,441 shares, by Incyte, as well as the exercise of 24,647 convertible bonds from employees for a total of € 932,088.

On December 31, 2020, the Company held 131,414 treasury shares with a value of € 4,868,744—a decrease of € 3,488,506 compared to December 31, 2019 (225,800 shares, € 8,357,250). The reason for this decrease was the transfer of 91,037 treasury shares amounting to € 3,364,727 to the Management Board and selected employees of the Company (beneficiaries) from the 2016 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2020 and offered beneficiaries a six-month period until October 20, 2020 to receive a total of 91,037 shares. In addition, 3,349 treasury shares for an amount of € 123,779 from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc.

CONTRACTUAL OBLIGATIONS

See “Item 5.F. Tabular Disclosure of Contractual Obligations.”

FINANCIAL OPPORTUNITIES

Exchange rate and interest rate developments can positively or negatively affect our financial results. Interest rate and financial market developments are continuously monitored to promptly identify and take advantage of opportunities.

C.	Research and Development, Patents and Licenses

See “Item 4.A. History and Development of the Company” and “Item 4.B. Business Overview.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Changes in the Business Environment

In January 2021, the International Monetary Fund (IMF) forecast that the global economy would contract by 3.5% for 2020 (report “World Economic Outlook January 2021”) with a devastating pandemic hitting countries around the world for most of the year. This projected contraction, however, is 0.9 percentage point higher than projected in the previous forecast in October 2020, reflecting stronger-than-expected impact in the second half of 2020. The pandemic has had particularly adverse effects on economically more vulnerable people. This has been seen, for example, in the U.S. and Europe but also in emerging markets and developing economies.

The IMF’s growth forecast for the advanced economies in 2020 was –4.9% (2019: 1.6%), and the forecast for the emerging and developing economies was –2.4% (2019: +3.6%). The IMF’s forecast for growth in the euro area in 2020 was –7.2% (2019: +1.3%), compared to –5.4% for Germany (2019: +0.6%); –3.4% for the U.S. (2019: +2.2%); 2.3% for China (2019: 6.0%), –3.6% for Russia (2019: +1.3%) and –4.5% for Brazil (2019: +1.4%).

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

Currency Development

The EUR/USD exchange rate increased significantly year-on-year, and was quoted between US$ 1.20 and 1.23 at the end of 2020. The economic situation remains tense. The ongoing unresolved trade conflicts between the U.S. and China and the U.S. and the EU, as well as the economic losses triggered by tougher COVID-19 restrictions are creating uncertainty, as are the remaining negotiations for the UK’s withdrawal from the European Union.

The majority of our business transactions are conducted in euros and U.S. dollars. As we conduct our commercial and roll-out activities in the U.S., a strengthening of the U.S. dollar against the euro, all other things remaining equal, would have a positive impact on our operating result. Conversely, if the euro increased versus the US dollar, our royalties from sales of Tremfya and revenues from sales of Monjuvi—both of which are translated from U.S. dollars to euros—would decrease. We manage this risk through various mechanisms, such as optimizing our U.S. dollar assets against our U.S. dollar liabilities and maintaining a relatively small amount of U.S. dollars in our bank accounts.

Development of the Antibody Sector

In 2020, a total of 12 new antibodies were approved, including our first proprietary product Monjuvi, by either the FDA in the U.S. or the EMA in the EU. According to the article “Antibodies to Watch in 2021,” published in the mAbs Journal in November 2020, 88 new antibodies are currently in late-stage clinical development compared to 79 antibodies in the previous year. Of the 88 antibodies, 44 were developed for the treatment of cancer.

We view the successful development and commercialization of the antibody segment as a positive signal and a confirmation of our strategy to focus our development activities on this class of drugs. Still, we cannot predict the clinical or market success of individual drug candidates.

E.	Off-Balance Sheet Arrangements

OFF-BALANCE SHEET ARRANGEMENTS

We do not currently have any off-balance-sheet arrangements and did not have such arrangements in the years 2020 or 2019 that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

As of the date of this Annual Report, we do not have any off-balance sheet arrangements other than operating leases as described under “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” below.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2020.

CONTRACTUAL OBLIGATIONS (DECEMBER 31, 2020)

	Payments due by period
(in € thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Leases	53,088	4,105	8,013	8,012	32,913
Other	10,310	7,450	2,860	0	0

LEASE OBLIGATIONS

We enter into long-term leases for facilities, company cars and equipment. The majority of these leasing contracts can be renewed on a yearly or quarterly basis, and some agreements may be terminated prematurely.

OTHER COMMITMENTS

Other commitments may become due for future payments for outsourced studies. As of December 31, 2020, we expected to incur approximately € 193.3 million of expenses for outsourced studies, of which approximately € 111.7 million will be paid in the next twelve months. Additionally, if certain milestones are achieved in the Proprietary Development segment, for example, by filing an application for an investigational new drug, or IND, for specific target molecules, this may trigger milestone payments to licensors of up to an aggregate of US$ 249.0 million related to regulatory events or the achievement of sales targets. The next milestone payment amounting to US$ 12.5 million could presumably occur in the next 12 months. No accrual has been recorded in our consolidated balance sheet for this amount.

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

Supervisory Board

Until the resignation of the Supervisory Board member Frank Morich, M.D., with effect as of April 11, 2020, our Supervisory Board consisted of seven members. Following the resignation of Frank Morich, M.D., the Annual

General Meeting 2020, which was held on May 27, 2020, resolved upon the reduction of the composition of the Supervisory Board to six members. Therefore, as of December 31, 2020, our Supervisory Board consisted of six members who oversee and advise the Management Board. The current Supervisory Board consists of professionally qualified members who represent our shareholders. The Chairman of the Supervisory Board (Marc Cluzel, M.D., Ph.D.), coordinates the Board’s activities, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally. All Supervisory Board members are independent, as defined in the German Corporate Governance Code and the Nasdaq Listing Rules, and have many years of experience in the biotechnology and pharmaceutical industries. The Chairman of the Supervisory Board is not a former member of our Management Board. The members of the Supervisory Board and its committees are listed in the table below.

Name	Age	Term expires	Principal business activities performed outside of MorphoSys
Marc Cluzel (Chairman), M.D., Ph.D.	66	2021	Consultant and business professional; member of the board of directors of Moleac Pte. Ltd; member of the board of directors of Griffon Pharmaceuticals Inc.
Frank Morich, M.D. (Former Deputy Chairman)	67	2020	Independent consultant of the life sciences and healthcare industries; member of the board of directors of Cue Biopharma Inc. Frank Morich, M.D. resigned from his position as Supervisory Board member of MorphoSys AG effective as of April 11, 2020.
Michael Brosnan	66	2023	Consultant in the life sciences and healthcare industries
Sharon Curran	52	2021	Non-Executive Director in life sciences and healthcare industries; member of the board of directors of Circassia Pharmaceuticals plc.; member of the board of directors of CAT Capital Topco Limited; member of the board of directors of CAT Capital Bidco Limited
George Golumbeski, Ph.D. (Deputy Chairman)	63	2023	Business consultant in the life science and healthcare industries; chairman of the board of directors of Carrick Therapeutics Ltd.; member of the board of directors of Sage Therapeutics; member of the board of directors of Shattuck Labs Inc.
Wendy Johnson	69	2022	Chief Development Officer, Reneo Pharmaceuticals Inc.; managing director of Gemini Advisors; member of the board of directors of Exagen Inc.
Krisja Vermeylen	58	2021	Business consultant in the life science and healthcare industries; Member of the Board of Directors of Diaverum AB

The following is a brief summary of the business experience of the members of our Supervisory Board:

Marc Cluzel, M.D., Ph.D., has been a member of our Supervisory Board since 2012 and Chairman of the Supervisory Board since the AGM 2018. He was Executive Vice President of Product Development at HÙYÀ Bioscience International, LLC from 2011 to 2012. Prior to that, between 1993 and 2010, he held several positions at Sanofi-Aventis, including Executive Vice President of Research and Development. Marc Cluzel received his Ph.D. in Biochemistry and his Doctor of Medicine from the University of Montpellier, France.

Frank Morich, M.D., has been a member of our Supervisory Board since 2015. He also serves as a consultant in the life sciences and healthcare industries. He previously served as Chief Commercial Officer (2011 to 2014) and Executive Vice President International Operations (2010 to 2011) at Takeda Pharmaceutical. Prior to that, Frank Morich, M.D., served as Chief Executive Officer of NOXXON Pharma AG (2008 to 2010), Chief Executive Officer and member of the Board of Directors of Innogenetics N.V. (2005 to 2007), and Chief Executive Officer and Chairman of the Executive Board of AM Pharma B.V. (2004). Prior to that, Frank Morich, M.D., held several positions at Bayer, including member of the Board of Management of Bayer AG, Head of Global Product Development and Head of Research and Development. Frank Morich, M.D., graduated in medical studies at the University of Marburg, Germany. Effective April 11, 2020, Frank Morich, M.D., resigned from his position on the Supervisory Board of MorphoSys AG at his own request. A new Supervisory Board member was not appointed to succeed Frank Morich, M.D.; instead, the decision was made to reduce the Supervisory Board by one member.

Michael Brosnan has been a member of our Supervisory Board since 2018. Currently he serves as a consultant in the life sciences and healthcare industries. Mr. Brosnan has over 40 years of experience in finance, controlling and auditing. From 2010 to 2019, he served as Chief Financial Officer of Fresenius Medical Care Management AG, a company with a dual listing in Germany (Frankfurt) and the United States (NYSE). Over the last 20 years, he has worked in various leadership and executive positions for Fresenius Medical Care in the United States and Germany. Prior to joining Fresenius Medical Care, he held senior financial positions at Polaroid Corporation and was an audit partner at KPMG. Mr. Brosnan holds a degree in Business Administration and Accounting from Northeastern University, Boston, Massachusetts, USA.

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

George Golumbeski, Ph.D., has been a member of our Supervisory Board since 2018. He currently serves as a self-employed business consultant in the life science and healthcare industries. Prior to that he held the position as President of Grail Inc., and from 2017 to April 2018 he served as an Executive Vice President & Executive Advisor for Innovation at Celgene Corporation. Over the last 27 years, he has held leadership roles in business and corporate development, partnering and M&A with global pharmaceutical and life science companies, including Celgene Corporation, Novartis, Elan Corporation (today: Perrigo), and Schwarz Pharma (today: UCB). Mr. Golumbeski obtained his Doctorate in Genetics from the University of Wisconsin in Madison, USA and holds a degree in Biology from the University of Virginia, Charlottesville, USA.

Wendy Johnson has been a member of our Supervisory Board since 2015. Mrs. Johnson currently serves as the Chief Development Officer at Reneo Pharmaceuticals and as Managing Director of Gemini Advisors. Mrs. Johnson was the Founder, President and Chief Executive Officer of Aires Pharmaceuticals, Inc. from 2007 to 2014. Mrs. Johnson was also a Venture Partner in ProQuest Investments (2005 to 2014), Senior Vice President Corporate Development at Salmedix, Inc. (2001 to 2005), Vice President Business Development at Women First HealthCare (1998 to 2000), Vice President Corporate Development & Operations at Selective Genetics (1994 to 1998), Vice President Business Development & Regulatory Affairs at Cytel Corp. (1990 to 1994), Manager Business Development at Synbiotics Corp. (1988 to 1990) and International Business Development & Regulatory Affairs Manager at Murex Corp. (1986 to 1988). Prior to that, Mrs. Johnson served as Assistant Director at the Center for Devices & Radiological Health at the U.S. Food and Drug Administration from 1976 to 1986. Mrs. Johnson graduated with a Master in Business Administration from Loyola Marymount University, USA, a Master in Science in Clinical Microbiology from Hahnemann University Hospital, USA and a Bachelor of Science in Microbiology from the University of Maryland, USA.

Krisja Vermeylen has been a member of our Supervisory Board since 2017. From 1997 to October 2018, Mrs. Vermeylen held several positions at Novo Nordisk, including positions as General Manager of major EU markets and the position as Senior Vice President Corporate People & Organization. Prior to that, she held several positions at Pharmacia and Upjohn. Mrs. Vermeylen graduated with a Master in Pharmaceutical Sciences from the University of Antwerp, Belgium.

Management Board

The following table sets forth the names and function of the current members of our Management Board and their ages and terms:

Name	Age	Term ends	Position
Jean-Paul Kress, M.D.	55	August 31, 2022	Chief Executive Officer
Sung Lee	50	January 31, 2024	Chief Financial Officer
Jens Holstein	57	November 13, 2020	Former Chief Financial Officer
Malte Peters, M.D.	58	June 30, 2022	Chief Research and Development Officer
Roland Wandeler, Ph.D.	48	June 30, 2023	Chief Operating Officer

A schedule of responsibilities currently defines the different areas of responsibility as follows:

•

Jean-Paul Kress, M.D., Chief Executive Officer: Strategy & Planning, Business Development & Alliance Management, Human Resources, Legal, Compliance & Intellectual Property, Corporate Communications, Technical Operations, Information Technology & Facilities, Quality Assurance & Internal Audit, as well as for coordinating the individual areas of responsibility for each Management Board member and representing the Management Board vis-à-vis the Supervisory Board and the public.

•

Sung Lee, Chief Financial Officer (from February 2, 2021): Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A, Central Purchasing & Logistics, Investor Relations, and Environmental Social Governance (ESG).

•

Jens Holstein, Former Chief Financial Officer (until November 13, 2020): Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A, Information Technology, Facilities, Central Purchasing & Logistics, Investor Relations, Environmental Social Governance (ESG), and Lanthio Pharma.

•

Malte Peters, M.D., Chief Research and Development Officer: Research, Preclinical Development, Clinical Development, Clinical Operations, Biostatistics & Data Management, Drug Safety & Pharmacovigilance, Regulatory Affairs, Medical Affairs, and Global Program Teams.

•	Roland Wandeler, Ph.D., Chief Operating Officer: Global (from May 5, 2020) oversight of U.S. Operations; Strategic Marketing & Market Access; Forecasting & Insights.

Jean-Paul Kress, M.D.

Jean-Paul Kress, M.D., joined MorphoSys in September 2019. He has a strong track record of strategic and operational leadership in various senior management roles in North America and Europe. His focus has been on operations, corporate development and especially the commercialization of innovative products addressing unmet medical needs across diverse disease indications. Prior to joining MorphoSys, Kress, M.D., served as President and Chief Executive Officer at Syntimmune, a clinical-stage biotechnology company developing differentiated drug candidates in a wide range of autoimmune diseases, which was acquired by Alexion in November 2018. Among other assignments, he was Executive Vice President, President of International and Head of Global Therapeutic Operations at Biogen, and Senior Vice President, Head of North America at Sanofi Genzyme, where he was instrumental in launching Dupilumab, the first biologic agent approved in atopic dermatitis. Previously, he was President and Chief Executive Officer of Sanofi Pasteur MSD, and gained further experience in positions at Gilead, Abbvie and Eli Lilly. Kress, M.D., received an M.D. degree from Faculté Necker-Enfants Malades in Paris, and graduate and post-graduate degrees in biochemistry and in molecular and cellular pharmacology from Ecole Normale Supérieure in Paris.

Jean-Paul Kress, M.D., is also a chairman of the Board of Directors at Erytech Pharma SA, Lyon, (publicly listed company).

Sung Lee (from February 2, 2021)

Sung Lee came to MorphoSys in February 2021 and leads all corporate finance functions of the company. He has more than 20 years of finance leadership experience in biopharmaceutical and technology businesses. He joined MorphoSys from Sangamo Therapeutics, Inc., where he served as Chief Financial Officer. Prior to that role, Mr. Lee spent nearly 14 years at Gilead Sciences where he most recently led the global Financial Planning & Analysis and Investor Relations functions. He started his career in the tax advisory business at PricewaterhouseCoopers LLP. He received a Master of Business Taxation from the University of Southern California and a B.A. in Economics from the University of California, Irvine.

Jens Holstein (until November 13, 2020)

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

Jens Holstein is also a member of the Board of Directors at Veracyte Inc., San Francisco, CA, USA (publicly listed company).

On September 30, 2020, he announced his intention to resign as CFO and member of the Company’s Management Board in order to pursue new challenges. He resigned from the Management Board effective November 13, 2020 and left MorphoSys effective December 31, 2020.

Malte Peters, M.D.

Peters, M.D., joined MorphoSys in March 2017. Prior to his time at MorphoSys, Peters, M.D., served as the Global Head of Clinical Development of the Biopharmaceuticals Business Unit at Sandoz International. Prior to this position, he served as Clinical Head and Site Head for Basel and East Hanover in the Department of Oncology Translational Medicine at Novartis. Peters, M.D., held teaching appointments in Internal Medicine and Biochemistry at the University of Mainz, Germany. Peters, M.D., also served as Research Scientist at the Amgen Research Institute in Toronto, Canada, as Director of Cancer Research at Merck KGaA and as Medical Director at Micromet AG. Peters, M.D., received his Doctor of Medicine from the Freie Universität Berlin, Germany, and was trained at the Universities of Padova, Italy, and Bochum and Berlin, Germany. After scientific work at different universities he habilitated in Internal Medicine at the University of Mainz, Germany.

Malte Peters, M.D., is also a member of the Board of Directors of Tango Therapeutics, Cambridge, MA, USA (not publicly listed company).

Roland Wandeler, Ph.D.

Roland Wandeler, Ph.D., joined MorphoSys in May 2020. He has more than 15 years of commercial leadership and general management experience in the pharmaceutical and biotechnology industry, with a strong track record of building and leading sizable affiliates and U.S. franchises across multiple therapeutic areas, including oncology and hematology. Prior to MorphoSys, Wandeler, Ph.D., held positions of increasing responsibility at Amgen, Inc., including General Manager Germany in Munich and General Manager Spain & Portugal in Barcelona, before most recently serving as Corporate Vice President and General Manager of Amgen’s US Bone Health and Cardiology Business Unit in Thousand Oaks, California. Wandeler, Ph.D., initially joined Amgen in 2006 in strategic planning for its international business. Subsequent highlights include sales and business unit leadership roles in Germany at the time of several launches across therapeutic areas. Wandeler, Ph.D., began his career at Boston Consulting Group (BCG) in Zurich, Switzerland and Los Angeles, California, where he was a core member of BCG’s global Healthcare Practice as well as a Member of the Zurich and Los Angeles Management Teams. Wandeler, Ph.D., holds a M.Sc. in Chemical Engineering and a Doctorate in Technical Sciences from ETH Zurich.

Service Agreements

The service agreements with our Management Board members generally have a total term of three years. The current service agreement of our Chief Executive Officer member Kress, M.D., runs until August 31, 2022. The service agreement of our Chief Financial Officer Sung Lee runs until January 31, 2024. The current service agreement of our Chief Research & Development Officer Malte Peters, M.D., runs until June 30, 2022. The current service agreement of our Chief Operating Officer Roland Wandeler, Ph.D., runs until June 30, 2023.

In the event of a change of control, our Management Board members are entitled to exercise a right to terminate their service contracts and receive any outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, that such amount shall be at least 200% of the fixed yearly gross salary and the annual bonus.

B.	Compensation

The following section presents the principles, structure and amount of Management Board and Supervisory Board remuneration. This disclosure complies with the legal provisions and considers the recommendations of the Code.

MANAGEMENT BOARD REMUNERATION

The Management Board’s remuneration system provides an incentive for performance-oriented and sustainable corporate management. The aggregate remuneration of Management Board members consists of different components, including fixed components, an annual performance-based cash bonus (Short-Term Incentive—STI), a variable remuneration component with long-term incentives (Long-Term Incentive - LTI) and other remuneration components. The variable remuneration component with long-term incentives consists of stock options, performance share units and performance shares issued under stock option plans, a performance share unit program and performance share plans (as defined below) in 2020 and prior years. In prior years, members of the Management Board were also granted convertible bonds under a convertible bond program in 2013. In addition to the components mentioned, Management Board members also receive fringe benefits in the form of non-cash benefits, mainly comprised of the use of a company car and the payment of insurance premiums.

All remuneration packages are reviewed annually for their scope and appropriateness by the Remuneration and Nomination Committee and compared to the results of an annual Management Board remuneration analysis. The amount of remuneration paid to Management Board members highly depends on their individual areas of responsibility, the Company’s economic situation and success and its business prospects versus its competition.

All decisions concerning adjustments to remuneration packages are made by the entire Supervisory Board. The total remuneration package and the Management Board’s index-linked pension scheme were comprehensively reviewed in 2020 and adjusted by the Supervisory Board.

OVERVIEW

The benefits granted to the members of the Management Board in the 2020 financial year (taking into account the departure of Markus Enzelberger, Ph.D., as Chief Scientific Officer effective February 29, 2020, and Jens Holstein as Chief Financial Officer effective November 13, 2020, as well as the new appointment to the Management Board of Roland Wandeler, Ph.D., effective May 5, 2020) totaled € 11,532,252 (2019: € 11,308,876). Of this total remuneration granted for 2020, € 8,007,458 related to cash remuneration and € 3,524,794, or 31%, related to personnel expenses from share-based variable remuneration with long-term incentive (performance share units and stock options).

The total amount of benefits paid to the Management Board in the 2020 financial year was € 10,894,756 (2019: € 14,128,615). Next to cash remuneration of € 6,994,435 (2019: € 4,104,582) paid in the financial year, the total amount consisted mainly of the value relevant under German tax law of € 3,900,321 (2019: € 1,941,794) of the transfer of treasury shares from a performance-based share plan (as defined below). No convertible bonds were exercised by the Management Board in 2020, therefore the 2020 total did not include any cash inflows from the exercise of convertible bonds (2019: € 8,082,239).

As of April 1, 2020, 13,677 treasury shares from the 2016 Performance Share Plan for the Management Board vested as a result of the expiration of the vesting period for this LTI program. The beneficiaries had the option to call these shares within a six-month period ending October 20, 2020. All transactions by members of the Management Board in connection with the trading of MorphoSys shares were reported as required by law and published in the Report on Corporate Governance and on the Company’s website.

The following tables are based on the model tables of the Code in its previous version of February 7, 2017, and present, in detail, the remuneration granted and paid to the individual members of the Management Board in financial years 2020 and 2019.

	Jean-Paul Kress, M.D. Chief Executive Officer
in €	2019	2020	2020 (Minimum)	2020 (Maximum)
Fixed Compensation	233,333	723,333	723,333	723,333
Fringe Benefits [1]	93,551	216,281	216,281	216,281

Total Fixed Compensation	326,884	939,614	939,614	939,614

One-Year Variable Compensation [2]	196,000	995,307	0	1,157,333
One-Time Bonus [3]	1,000,000	0	0	0
Multi-Year Variable Compensation:
2019 Long-Term Incentive Program [4] (Vesting Period 4 Years)	0	0	0	0
2019 Stock Option Plan [4] (Vesting Period 4 Years)	2,000,013	0	0	0
2020 Stock Option Plan [4] (Vesting Period 4 Years)	0	951,600	0	1,903,200
2020 Performance Share Unit Program [4] (Vesting Period 4 Years)		477,695	0	955,390

Total Variable Compensation	3,196,013	2,424,602	0	4,015,923

Service Cost	44,965	120,311	120,311	120,311

Total Compensation	3,567,862	3,484,527	1,059,925	5,075,848

	Malte Peters, M.D. Chief Research and Development Officer
in €	2019	2020	2020 (Minimum)	2020 (Maximum)
Fixed Compensation	413,712	480,544	480,544	480,544
Fringe Benefits [1]	32,892	31,453	31,453	31,453

Total Fixed Compensation	446,604	511,997	511,997	511,997

One-Year Variable Compensation [2]	347,518	578,575	0	672,761
One-Time Bonus [3]	500,000	0	0	0
Multi-Year Variable Compensation:
2019 Long-Term Incentive Program [4] (Vesting Period 4 Years)	220,645	0	0	0
2019 Stock Option Plan [4] (Vesting Period 4 Years)	220,634	0	0	0
2020 Stock Option Plan [4] (Vesting Period 4 Years)	0	439,338	0	878,676
2020 Performance Share Unit Program [4] (Vesting Period 4 Years)	0	220,503	0	441,006
Total Variable Compensation	1,288,797	1,238,416	0	1,992,443

Service Cost	77,787	85,027	85,027	85,027

Total Compensation	1,813,188	1,835,440	597,024	2,589,467

	Roland Wandeler, Ph.D. Chief Operating Officer Appointment: May 5, 2020
in €	2019	2020	2020 (Minimum)	2020 (Maximum)
Fixed Compensation	-	312,993	312,993	312,993
Fringe Benefits [1]	-	487,025	487,025	487,025

Total Fixed Compensation	-	800,018	800,018	800,018

One-Year Variable Compensation [2]	-	384,681	0	571,671
One-Time Bonus [3]	-	0	0	0
Multi-Year Variable Compensation:	-
2019 Long-Term Incentive Program [4] (Vesting Period 4 Years)	-	0	0	0
2019 Stock Option Plan [4] (Vesting Period 4 Years)	-	0	0	0
2020 Stock Option Plan [4] (Vesting Period 4 Years)	-	0	0	0
2020 Performance Share Unit Program [4] (Vesting Period 4 Years)	-	775,817	0	1,551,634

Total Variable Compensation	-	1,160,498	0	2,123,305

Service Cost	-	2,776	2,776	2,776

Total Compensation	-	1,963,292	802,794	2,926,099

	Jens Holstein [5] Chief Financial Officer Resignation: November 13, 2020
in €	2019	2020	2020 (Minimum)	2020 (Maximum)
Fixed Compensation	418,324	408,947	408,947	408,947
Fringe Benefits [1]	44,090	2,485,734	2,485,734	2,485,734

Total Fixed Compensation	462,414	2,894,681	2,894,681	2,894,681

One-Year Variable Compensation [2]	351,392	519,783	0	659,345
One-Time Bonus [3]	500,000	0	0	0
Multi-Year Variable Compensation:
2019 Long-Term Incentive Program [4] (Vesting Period 4 Years)	220,645	0	0	0
2019 Stock Option Plan [4] (Vesting Period 4 Years)	220,634	0	0	0
2020 Stock Option Plan [4] (Vesting Period 4 Years)	0	439,338	0	878,676
2020 Performance Share Unit Program [4] (Vesting Period 4 Years)	0	220,503	0	441,006

Total Variable Compensation	1,292,671	1,179,624	0	1,979,027

Service Cost	114,224	107,038	107,038	107,038

Total Compensation	1,869,309	4,181,343	3,001,719	4,980,746

	Markus Enzelberger, Ph.D. [5] Chief Scientific Officer Resignation: February 29, 2020
in €	2019	2020	2020 (Minimum)	2020 (Maximum)
Fixed Compensation	334,152	56,784	56,784	56,784
Fringe Benefits [1]	135,848	4,964	4,964	4,964

Total Fixed Compensation	470,000	61,748	61,748	61,748

One-Year Variable Compensation [2]	280,688	0	0	0
One-Time Bonus [3]	200,000	0	0	0
Multi-Year Variable Compensation:
2019 Long-Term Incentive Program [4] (Vesting Period 4 Years)	220,645	0	0	0
2019 Stock Option Plan [4] (Vesting Period 4 Years)	220,634	0	0	0
2020 Stock Option Plan [4] (Vesting Period 4 Years)	0	0	0	0
2020 Performance Share Unit Program [4] (Vesting Period 4 Years)	0	0	0	0

Total Variable Compensation	921,967	0	0	0

Service Cost	69,805	5,902	5,902	5,902

Total Compensation	1,461,772	67,650	67,650	67,650

	Simon Moroney, Ph.D. [5] Chief Executive Officer Resignation: August 31, 2019
in €	2019	2020	2020 (Minimum)	2020 (Maximum)
Fixed Compensation	372,154	-	-	-
Fringe Benefits [1]	1,114,906	-	-	-

Total Fixed Compensation	1,487,060	-	-	-

One-Year Variable Compensation [2]	328,859	-	-	-
One-Time Bonus [3]	0	-	-	-
Multi-Year Variable Compensation:		-	-	-
2019 Long-Term Incentive Program [4] (Vesting Period 4 Years)	336,791	-	-	-
2019 Stock Option Plan [4] (Vesting Period 4 Years)	336,772	-	-	-
2020 Stock Option Plan [4] (Vesting Period 4 Years)	0	-	-	-
2020 Performance Share Unit Program [4] (Vesting Period 4 Years)	0	-	-	-

Total Variable Compensation	1,002,422	-	-	-

Service Cost	107,263	-	-	-

Total Compensation	2,596,745	-	-	-

	Total
in €	2019	2020	2020 (Minimum)	2020 (Maximum)
Fixed Compensation	1,771,675	1,982,601	1,982,601	1,982,601
Fringe Benefits [1]	1,421,287	3,225,457	3,225,457	3,225,457

Total Fixed Compensation	3,192,962	5,208,058	5,208,058	5,208,058

One-Year Variable Compensation [2]	1,504,457	2,478,346	0	3,061,110
One-Time Bonus [3]	2,200,000	0	0	0
Multi-Year Variable Compensation:	0	0	0	0
2019 Long-Term Incentive Program [4] (Vesting Period 4 Years)	998,726	0	0	0
2019 Stock Option Plan [4] (Vesting Period 4 Years)	2,998,687	0	0	0
2020 Stock Option Plan [4] (Vesting Period 4 Years)	0	1,830,276	0	3,660,552
2020 Performance Share Unit Program [4] (Vesting Period 4 Years)	0	1,694,518	0	3,389,036

Total Variable Compensation	7,701,870	6,003,140	0	10,110,698

Service Cost	414,044	321,054	321,054	321,054

Total Compensation	11,308,876	11,532,252	5,529,112	15,639,810

[1]

In 2020, fringe benefits for Jens Holstein, Markus Enzelberger, Ph.D., and, in 2019, for Simon Moroney, Ph.D., include benefits granted in connection with their termination of employment in the amount of € 2,443,409, € 144,234 and € 1,086,602 respectively. In 2020, the fringe benefits also include the signing bonus granted to Roland Wandeler, Ph.D., in the amount of USD 500,000 (about € 457,652).

[2]	The one-year bonus awarded for fiscal 2020 represents the bonus accrual for fiscal 2020, which was paid in February 2021. The bonus granted for the 2019 financial year was paid out in February 2020.
[3]	The one-time bonus award granted in 2019 was paid in February 2020 in the form of a cash payment.
[4]	Share-based payment plans that are issued annually. The fair value was determined in accordance with the regulations of IFRS 2 “Share-based Payment”.

[5]

Markus Enzelberger, Ph.D., and Jens Holstein left the Company effective February 29, 2020, and December 31, 2020 respectively. The amounts shown for Jens Holstein were determined as of November 13, 2020, as the date of resignation of his mandate as a member of the Management Board. Simon Moroney, Ph.D., stepped down as a member of the Management Board and Chairman of the Management Board with effect from the end of 31 August 2019. The Supervisory Board has resolved that, due to the many years of service to the company, the long-term share-based remuneration components granted (stock options and performance shares) should not only vest pro rata temporis, but—subject to the fulfillment of all other plan conditions in full.

Payments During the Financial Year

	Jean-Paul Kress, M.D. Chief Executive Officer		Malte Peters, M.D. Chief Research and Development Officer		Roland Wandeler, Ph.D. Chief Operating Officer Appointment: May 5, 2020
in €	2019	2020	2019	2020	2019	2020
Fixed Compensation	233,333	723,333	413,712	480,544	-	312,993
Fringe Benefits [1]	93,551	216,281	32,892	31,453	-	399,474

Total Fixed Compensation	326,884	939,614	446,604	511,997	-	712,467

One-Year Variable Compensation	0	196,000	334,152	347,518	-	7,838
One-Time Bonus in Shares [2]	0	1,000,000		500,000	-	0
Multi-Year Variable Compensation:					-
2013 Convertible Bonds Program [3] (Vesting Period 4 Years)	0	0	0	0	-	0
2015 Long-Term Incentive Program [3] (Vesting Period 4 Years)	0	0	0	0	-	0
2016 Long-Term Incentive Program [3] (Vesting Period 4 Years)	0	0	0	0	-	0
Other [4]	0	0	0	0	-	0

Total Variable Compensation	0	1,196,000	334,152	847,518	-	7,838

Service Cost	44,965	120,311	77,787	85,027	-	2,776

Total Compensation	371,849	2,255,925	858,543	1,444,542	-	723,081

	Jens Holstein [5] Chief Financial Officer Resignation: December 31, 2020		Markus Enzelberger, Ph.D. [5,6] Chief Scientific Officer Resignation: February 29, 2020		Simon Moroney, Ph.D. [5,6] Chief Executive Officer Resignation: August 31, 2019
in €	2019	2020	2019	2020	2019	2020
Fixed Compensation	418,324	408.947	334,152	56,784	372,154	0
Fringe Benefits [1]	44,090	170.734	31,365	110,107	319,701	379,295

Total Fixed Compensation	462,414	579.681	365,517	166,891	691,855	379,295

One-Year Variable Compensation	337,877	351.392	269,892	280,688	455,343	0
One-Time Bonus in Shares [2]		500.000		200,000
Multi-Year Variable Compensation:
2013 Convertible Bonds Program [3] (Vesting Period 4 Years)	2,016,750	0	0	0	6,065,489	0
2015 Long-Term Incentive Program [3] (Vesting Period 4 Years)	724,223	0	182,047	0	1,035,524	0
2016 Long-Term Incentive Program [3] (Vesting Period 4 Years)	0	1.408.731	0	281,450	0	2,210,140
Other [4]	0	0	0	0	0	0

Total Variable Compensation	3,078,850	2.260.123	451,939	762,138	7,556,356	2,210,140

Service Cost	114,224	107.038	69,805	5,902	107,263	0

Total Compensation	3,655,488	2.946.842	887,261	934,931	8,355,474	2,589,435

	Total
in €	2019	2020
Fixed Compensation	1,771,675	1,982,601
Fringe Benefits [1]	521,599	1,307,344

Total Fixed Compensation	2,293,274	2,890,471

One-Year Variable Compensation	1,397,264	1,183,436
One-Time Bonus in Shares [2]	0	2,200,000
Multi-Year Variable Compensation:	0	0
2013 Convertible Bonds Program [3] (Vesting Period 4 Years)	8,082,239	0
2015 Long-Term Incentive Program [3] (Vesting Period 4 Years)	1,941,794	0
2016 Long-Term Incentive Program [3] (Vesting Period 4 Years)	0	3,900,321
Other [4]	0	0

Total Variable Compensation	11,421,297	7,283,757

Service Cost	414,044	321,054

Total Compensation	14,128,615	10,894,756

[1]

In 2020, the fringe benefits for Jens Holstein, Markus Enzelberger, Ph.D., and, in 2019, for Simon Moroney, Ph.D., include benefits granted on the occasion of termination of employment in the amount of € 128,409, € 105,144 and € 379,295 respectively. In 2020, the first installment of the signing bonus for Roland Wandeler, Ph.D., was paid in the amount of USD 400,000 (about € 366.101). This is included in the fringe benefits. The second installment will be paid in May 2021.

[2]	The one-year variable remuneration here shows the bonus paid out in the respective financial year for the previous financial year.
[3]

The time and value of the inflow are deemed to be the relevant time and value under German tax law. This table therefore shows the monetary benefit from the difference between the conversion price and the stock market price at the time of exercise of convertible bonds or from the share price at the time of transfer of treasury shares from a performance share plan in the respective financial year.
[4]	There were no remuneration reclaims against the Management Board in either 2020 or 2019.
[5]

Markus Enzelberger, Ph.D., and Jens Holstein left the Company effective February 29, 2020, and December 31, 2020, respectively. The amounts shown for Jens Holstein were determined as of November 13, 2020, as the date of resignation of his mandate as a member of the Management Board. Simon Moroney, Ph.D., stepped down as a member of the Management Board and Chairman of the Management Board with effect from the end of August 31, 2019. The Supervisory Board has resolved that, due to the many years of service to the company, the long-term share-based remuneration components granted (stock options and performance shares) should not only vest pro rata temporis, but—subject to the fulfillment of all other plan conditions - in full.

[6]

In 2020, the inflows for Simon Moroney, Ph.D., and Markus Enzelberger, Ph.D., include inflows from the transfer of treasury shares from a performance share plan following his resignation from the Management Board. The 2019 figures for Simon Moroney, Ph.D., include inflows from the exercise of convertible bonds and the transfer of treasury shares from a performance share plan following his retirement from the position of Chief Executive Officer. These were granted in prior years as part of the Management Board service.

Fixed Remuneration and Fringe Benefits

The non-performance-related remuneration of the Management Board comprises fixed remuneration and additional fringe benefits, which mainly include the use of company cars as well as subsidies or reimbursement of costs for health, social and occupational disability insurance. The Chief Executive Officer, Jean-Paul Kress, M.D., receives an ongoing expense allowance for tax advice and dual residences. The new Chief Operating Officer, Roland Wandeler, Ph.D., (joined on May 5, 2020), received a signing bonus of $500,000, payable in two installments (2020: $400,000 and 2021: $100,000), as well as reimbursement of relocation expenses in connection with the conclusion of his employment contract. In addition, he receives an ongoing expense allowance for tax advice. The Chief Financial Officer Jens Holstein received an expense allowance for dual residences as well as for tax advice. In addition, Jens Holstein receives a severance payment of €2,300,000, which will be paid out in 2021. Markus Enzelberger, Ph.D., received a severance payment amounting to 50% of his fixed remuneration and bonus for the previous financial year until the regular expiry of his service contract.

Pension Expenses

The Company also made payments to members of the Management Board, with the exception of Roland Wandeler, Ph.D., in an amount equal to the maximum of 10% of the member’s fixed annual salary and, in some cases, plus any payable taxes, which is intended to be used for the members’ individual retirement plans. Additionally, all Management Board members, with the exception of Roland Wandeler, Ph.D., participate in a pension plan in the form of a provident fund, which was introduced in cooperation with Allianz Pensions-Management e.V. The pension obligations of the provident fund are met by Allianz Pensions-Management e.V. and not considered a pension commitment. Roland Wandeler, Ph.D, who resides in the U.S., participates in the MorphoSys US Inc.’s retirement plan, managed through Fidelity Investments. He receives a quarterly company contribution into his retirement account aligned to the practices for U.S. participants. Furthermore, Roland Wandeler, Ph.D., receives a deferred compensation payment into a plan managed by Principal in the U.S., in the amount of the difference between the Company’s contributions to Allianz Pensions-Management e.V. and the contributions paid into the U.S. retirement plan for Roland Wandeler, Ph.D.

Performance-Based Compensation (Short-Term Incentive - STI)

As performance-based remuneration, each member of the Management Board receives an annual bonus payment, which can amount up to 80% of the gross base salary for the Chief Executive Officer and up to 70% of the gross base salary for all other Management Board members when the targets are fully achieved. These bonus payments are dependent upon the achievement of corporate targets set by the Supervisory Board at the beginning of each financial year.

Typically, the targets are based on, among other things, business performance and the progress of the partnered and proprietary pipelines. At the beginning of the year, the Supervisory Board assesses the degree of achievement of the Company’s targets for the previous year and determines the bonus accordingly. The bonus is subject to a cap of 160% of the gross base salary for the CEO and 140% of the gross base salary for all other Management Board members. If targets are not achieved, the performance-based remuneration can be reduced to zero. The bonus for the 2020 financial year will be paid in February 2021.

In February 2020, the members of the Management Board (at that time, Jean-Paul Kress, M.D., Jens Holstein, Malte Peters, M.D., and Markus Enzelberger, Ph.D.) also received a special bonus. Jean-Paul Kress, M.D., received a special bonus of € 1,000,000.00, Jens Holstein and Malte Peters, M.D., received a special bonus of € 500,000.00 each, and Markus Enzelberger, Ph.D., received a special bonus of € 200,000.00.

Long-Term Incentive-Based Compensation (Long-Term Incentive—LTI)

In 2011, MorphoSys introduced a long-term incentive program (“Performance Share Plan”) for the Management Board and members of the Senior Management Group. This Performance Share Plan is based on the allocation of performance shares and linked to the achievement of certain predefined performance targets over a four-year period. The award of the performance shares is carried out by the transfer of Company treasury shares.

The Supervisory Board decides each year on the number of performance shares to be granted to the Management Board. The most recent decision granting the Management Board (at that time, consisting of Simon Moroney, Ph.D., Jens Holstein, Malte Peters, M.D., and Markus Enzelberger, Ph.D.) shares under the Performance Share Plan was in the 2019 reporting year. In 2020, no further shares were granted under the Performance Share Plan.

In 2017, based on a resolution of the Annual General Meeting on June 2, 2016 (TOP 9), MorphoSys introduced a stock option plan as another instrument to provide long-term incentive remuneration. As of April 1, 2020, the Management Board (at that time, consisting of Jean-Paul Kress, M.D., Jens Holstein and Malte Peters, M.D.) were granted a total of 47,913 stock options. Within the scope of this plan, each member of the Management Board received a certain number of stock options, entitling the Management Board members to subscribe to up to two MorphoSys shares each. For further details, please refer to Note [8.1] in the Notes to the Consolidated Financial Statements.

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

To determine the degree of target achievement for each performance target, the four-year vesting period (until the first stock options can be exercised) is subdivided into four equal periods of one year each. An arithmetic mean is calculated based on the degree of target achievement in each of the four years. This, in turn, determines the final percentage of target achievement for each performance target. The final percentages of target achievement for each of the two performance targets are then added together and divided by two; the result being the overall level of target achievement.

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

For the performance target of relative price performance, the development of MorphoSys’ share price measured by the average of the closing prices for the preceding 30 trading days before the beginning and end of each year in the four-year period is compared with the development of the benchmark index, measured by the average of the closing prices of the respective benchmark index during the last 30 trading days before the beginning and end of each year in the four-year period. Within the benchmark index, the NASDAQ Biotech Index and the TecDAX are each weighted at 50%. The percentage price developments of each index for the respective annual period are added and divided by two. If MorphoSys shares outperform the benchmark index, the degree of target achievement calculated on a straight-line basis for the relevant period can reach up to 200%. Any further positive share price development of MorphoSys shares versus the benchmark index will not lead to any further increase in the performance target (cap).

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

The Annual General Meeting of May 27, 2020 also created a new Conditional Capital 2020-I under Agenda Item 11 and renewed the authorization to issue stock options on the basis of a stock option plan with essentially the same conditions that served as the basis for the resolution of the Annual General Meeting of June 2, 2016. Under this authorization, amongst others, up to 657,307 stock options may be granted to members of the Company’s Management Board. MorphoSys did not make use of this authorization in 2020.

In 2020, MorphoSys also introduced a performance share unit program (“Performance Share Unit Program”) as an additional instrument of long-term incentive remuneration. As of April 1, 2020, the Management Board (at that time, consisting of Jean-Paul Kress, M.D., Jens Holstein and Malte Peters, M.D.) was granted a total of 12,320 Performance Share Units. The new Management Board member, Roland Wandeler, Ph.D., who joined the Board on May 5, 2020, was granted as one-time sign-on package performance share units worth $ 1,000,000 (approx. € 0.9 million) on June 1, 2020, for a total of 8,361 performance share units. For further details, please refer to Note [8.3.6] in the Notes to the Consolidated Financial Statements.

The performance targets for the Performance Share Unit Program are the absolute performance of the MorphoSys share price and the relative performance of the MorphoSys share price compared to a benchmark index; the benchmark index consists of the NASDAQ Biotechnology Index and the TecDAX in equal parts. Each performance target has a weighting of 50% for the overall target achievement level.

To determine the degree of target achievement for each performance target, the four-year vesting period (until the first performance share units can be exercised) is subdivided into four equal periods of one year each. An arithmetic mean is calculated based on the degree of target achievement in each of the four years. This, in turn, determines the final percentage of target achievement for each performance target. The final percentage of target achievement for each of the two performance targets are then added together and divided by two; the result being the overall level of target achievement.

For the performance target of absolute price performance, a comparison is made between the average stock price of MorphoSys shares for the preceding 30 trading days before the beginning and end of each year in the four-year period. If the MorphoSys share price increases, the degree of target achievement can reach up to 200% calculated on a straight-line basis for that particular year. Any further positive share price development of MorphoSys shares does not lead to any further increase in the performance target (cap).

For the performance target of relative price performance, the development of MorphoSys’ share price measured by the average of the closing prices for the preceding 30 trading days before the beginning and end of each year in the four-year period is compared with the development of the benchmark index, measured by the average of the closing prices of the respective benchmark index during the last 30 trading days before the beginning and end of each year in the four-year period. Within the benchmark index, the NASDAQ Biotech Index and the TecDAX are each weighted at 50% so that the percentage price developments of each index for the respective annual period are added and divided by two. If MorphoSys shares outperform the benchmark index, the degree of target achievement calculated on a straight-line basis for the relevant period can reach up to 200%. Any further positive share price development of MorphoSys shares versus the benchmark index does not lead to any further increase in the performance target (cap).

Performance share units are only exercisable when the four-year vesting period has expired, and the respective minimum target achievement level for a performance target has been exceeded. The final number of exercisable performance share units is determined by multiplying the number of originally granted performance share units (“grant”) by the total target achievement level and rounding up to the next whole number. Each performance share unit entitles the beneficiaries to a cash payment claim against the Company in the amount of the average closing price of the MorphoSys share during the last 30 trading days prior to the expiration of the vesting period. The beneficiaries’ payment claim is limited to a total of 250% of the original amount granted.

The plan conditions contain further details for the granting and settlement of performance share units and for the implementation of the Performance Share Unit Program.

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

Payments Upon Termination of Management Board Service Contracts/Change of Control

In the event of the premature termination of a Management Board member’s service contract, payments, rendered by the Company to the member of the Management Board, including fringe benefits, are capped at 200% of the annual gross fixed salary and the annual bonus shall not exceed the value of two years’ compensation (severance cap), and shall not compensate more than the remaining term of the service contract. If the service contract is terminated for good cause for which the Management Board member is responsible, the member will not be entitled to any payments. The severance cap should be calculated on the basis of the total remuneration for the previous full financial year and, if applicable, as well as on the expected total remuneration for the current financial year.

If the service contract of a member of the Management Board ends by death, his or her spouse or life partner is entitled to the fixed monthly salary for the month of death and the following 12 months. In the event of a change of control, the members of the Management Board may terminate their service contracts for cause and demand payment of the fixed salary and annual bonus still outstanding up to the end of the service contract, but at least 200% of the annual gross fixed salary and annual bonus. Furthermore, in such a case, all stock options, performance share units and performance shares granted vest immediately and may be exercised after the statutory vesting periods or blackout periods have expired. The following cases are considered to be changes of control: (i) MorphoSys transfers all or substantially all of its corporate assets to a non-affiliated company, (ii) MorphoSys merges with a non-affiliated company, (iii) MorphoSys AG as a controlled company becomes a party to an agreement pursuant to Section 291 of the German Stock Corporation Act (AktG) or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30% or more of the voting rights of MorphoSys, or at least 30% of the voting rights are attributed to the shareholder or third party.

Non-compete clauses have also been agreed with the members of the Management Board for the period following their departure. In return, MorphoSys AG is required to make compensation payments for six months after termination of the service contract. The compensation payment amounts to 100% of the fixed salary for the duration of the non-compete clause.

The following overview summarizes the various components of Management Board compensation on an individualized basis for each Management Board member:

	Performance-unrelated remuneration		Performance-related remuneration		Long-term incentive compensation		Total
	2019	2020	2019	2020	2019	2020	2019	2020
Jean-Paul Kress, M.D.	371,849	1,059,925	1,196,000	995,307	2,000,013	1,429,295	3,567,862	3,484,527
Malte Peters, M.D.	524,391	597,024	847,518	578,575	441,279	659,841	1,813,188	1,835,440
Roland Wandeler, Ph.D.	0	802,794	0	384,681	0	775,817	0	1,963,292
Jens Holstein [1]	576,638	3,001,719	851,392	519,783	441,279	659,841	1,869,309	4,181,343
Markus Enzelberger, Ph.D. [1]	539,805	67,650	480,688	0	441,279	0	1,461,772	67,650
Simon Moroney, Ph.D. [1]	1,594,323	0	328,859	0	673,563	0	2,596,745	0

Total Compensation	3,607,006	5,529,112	3,704,457	2,478,346	3,997,413	3,524,794	11,308,876	11,532,252

[1]

Jens Holstein will receive a severance payment of € 2,300,000, which will be paid in 2021, as well as an expense allowance for tax advice. Markus Enzelberger, Ph.D., received a severance payment amounting to 50 % of his fixed remuneration and his bonus payment for the previous financial year until the regular expiry of his service contract. Due to their long years of commitment to the Company, the Supervisory Board decided that for both, the long-term incentive plans would not forfeit on a pro-rate basis despite their termination of the employment before the end of the respective four-year vesting periods. Because of this modification of terms and conditions, the respective personnel expense from share-based compensation for the outstanding vesting periods was allocated to the remaining period of performance. For Jens Holstein, € 487,327 were recognized earlier than anticipated in 2020, whereas for Markus Enzelberger, Ph.D., € 122,683 were booked earlier in the years 2019 and 2020. In 2020, performance-unrelated compensation includes benefits of € 128,409 for Jens Holstein and € 105,144 for Markus Enzelberger, Ph.D., and in 2019, benefits of € 379,295 for Simon Moroney, Ph.D., which were granted on the occasion of termination of employment.

Change In The Composition Of The Management Board

In the 2020 reporting year, the following changes occurred in the composition of the Management Board: Markus Enzelberger’s, Ph.D., resignation as Chief Scientific Officer and member of the Management Board announced in November 2019, became effective as of February 29, 2020. By resolution of the Supervisory Board on

March 30, 2020, Roland Wandeler, Ph.D., was appointed as a new member of the Management Board for a term of three years from May 5, 2020 to April 30, 2023. Jens Holstein left as Chief Financial Officer and member of the Management Board with effect of as of November 13, 2020.

Vote On The Remuneration System For The Management Board (“Say On Pay”)

The current remuneration system for the members of the Management Board is unchanged from the remuneration system approved by the Annual General Meeting on May 19, 2011, with a majority of over 91%.

On January 1, 2020, the Act for the Implementation of the Second Shareholders’ Rights Directive (ARUG II) came into force. According to the new regulations, the shareholders must resolve on a remuneration system for the Management Board to be submitted by the Supervisory Board for the first time prior to the end of the first Annual General Meeting in 2021. MorphoSys has therefore deliberately refrained from submitting a Management Board remuneration system to be put up for vote at its Annual General Meeting in 2020. The Supervisory Board has drafted a remuneration system for the Management Board and will present it to the Annual General Meeting 2021 for resolution.

Supervisory Board Remuneration

The remuneration of the members of the Supervisory Board is governed by our Articles of Association and a corresponding resolution of the Annual General Meeting on Supervisory Board remuneration. At the 2020 Annual General Meeting, a resolution was passed to increase the annual remuneration of the Chairperson of the Audit Committee and to grant a lump-sum expense allowance per meeting for Supervisory Board members who are domiciled within Europe and physically attend a Supervisory Board and/or Committee meetings in the U.S. In the 2020 financial year, Supervisory Board members received fixed remuneration in addition to attendance fees and expense allowances for attending Supervisory Board and Committee meetings. Supervisory Board members each receive annual remuneration in the form of a lump-sum payment for their membership on the Supervisory Board (€ 98,210.00 for the Chairperson, € 58,926.00 for the Deputy Chairperson and € 39,284.00 for the other members of the Supervisory Board). The Chairperson receives € 4,000.00 for each Supervisory Board meeting he chairs; the other members receive € 2,000.00 for each Supervisory Board meeting they attend. For Committee work, the Chair of the Audit Committee receives € 18,000.00, the chairs of all other committees each receive € 12,000.00, and the remaining Committee members each receive € 6,000.00. Committee members also receive € 1,200.00 for each Committee meeting attended. If (i) a Supervisory Board member domiciled outside Europe attends a Supervisory Board and/or Committee meeting, in person in Europe or (ii) a Supervisory Board member domiciled inside Europe attends a Supervisory Board and/or Committee meeting in person in the U.S., the Supervisory Board member shall be paid a lump-sum expense allowance of € 2,000.00 (plus any value-added tax) for the additional travel time involved in addition to the attendance fees and reimbursement of expenses.

Supervisory Board members are also reimbursed for travel expenses and value-added taxes (VAT) on their remuneration.

In addition, the members of the Supervisory Board are included in a Directors and Officers liability insurance (D&O Insurance) maintained by the Company at an appropriate level in the interests of the Company. The premiums are paid by the Company. An appropriate deductible has been agreed for the D&O Insurance of the members of the Supervisory Board.

In the 2020 financial year, Supervisory Board members received a total of € 634,752 (2019: € 633,597), excluding the reimbursement of travel expenses. This amount consists of fixed remuneration and attendance fees for participating in Supervisory Board and committee meetings.

We did not grant any loans to Supervisory Board members.

The table below presents the Supervisory Board’s remuneration in more detail.

	Fixed Compensation		Attendance Fees [1]		Total Compensation
in €	2020	2019	2020	2019	2020	2019
Marc Cluzel, M.D., Ph.D.	104,210	104,210	56,400	44,400	160,610	148,610
Michael Brosnan	57,284	51,284	28,400	34,000	85,684	85,284
Sharon Curran	45,284	27,791	30,000	11,600	75,284	39,391
George Golumbeski, Ph.D.	65,345	51,284	30,800	31,600	96,145	82,884
Wendy Johnson	49,579	47,618	39,200	35,600	88,779	83,218
Krisja Vermeylen	57,284	57,284	38,400	32,400	95,684	89,684
Frank Morich, M.D. [2]	19,766	70,926	12,800	33,600	32,566	104,526

Total	398,752	410,397	236,000	223,200	634,752	633,597

[1]	The lump-sum expense allowance includes expense allowance for attendance at Supervisory Board and committee meetings.
[2]	Frank Morich, M.D., resigned as a member of the Supervisory Board with effect from April 11, 2020.

C.	Board Practices

To ensure good corporate governance, a guiding principle of the cooperation between our Management Board and Supervisory Board is the open, comprehensive and regular communication of information. The dual board system prescribed by the German Stock Corporation Act clearly differentiates between a company’s management and supervision. The responsibility of both boards is clearly stipulated by law, by the Articles of Association and by the boards’ bylaws. The boards work closely together to make decisions and take actions for our benefit. Their stated objective is to sustainably increase our value.

Management Board members each have their own area of responsibility as defined in the schedule of responsibilities. They regularly report to their Management Board colleagues, their cooperation being governed by the bylaws. The Supervisory Board ratifies both the schedule of responsibilities and the bylaws.

Further, during the financial year 2020, the Company established the so-called Executive Committee. Under the leadership of the Chief Executive Officer of the Company, the Executive Committee is responsible for strategy development, the operational management of the Company and the achievement of its objectives and results. It shall prepare decisions for the resolutions of the Management Board and adopt decisions together with the Management Board, unless they fall within the sole competence of the Management Board by virtue of the law or a resolution of the Supervisory Board. The Executive Committee consists of the members of the Management Board and senior leadership persons of the Company from the core areas of the Company such as Business Development & Licensing und Alliance Management, Technical Operations, Human Resources as well as Legal, Compliance & Intellectual Property. Currently, besides the members of the Management Board, the members of the Executive Committee are Barbara Krebs-Pohl, Ph.D. (Senior VP, Head of Global BD&L and Alliance Management), Daniel Palmacci (Senior VP, Global Head of Technical Operations), Maria Castresana (Senior VP, Global Head of Human Resources) and Charlotte Lohmann (Senior VP, General Counsel, Legal, Compliance & IP).

Meetings of the Executive Committee shall in general take place at least every two weeks and at any time required in the interest of the Company. Management Board meetings shall in general take place at least once per month and if this is required in the interest of the Company and are chaired by the Chief Executive Officer. During these meetings, resolutions are passed concerning dealings and transactions that, under the bylaws, require the approval of the entire Management Board. At least half of the Management Board’s members must be present to pass a resolution. Management Board resolutions are passed by a simple majority and, in the event of a tied vote, the Chief Executive Officer’s vote decides. For material events, each Management Board or Supervisory Board member can call an extraordinary meeting of the entire Management Board. Management Board resolutions can also be passed outside of meetings by an agreement made orally, by telephone or in writing (also by e-mail). Minutes are taken of each meeting of the full Management Board, are submitted for approval to the full Management Board and for signature by the Chief Executive Officer at the following meeting.

In addition to the regularly scheduled meetings, Management Board strategy workshops are also held for developing and prioritizing the Group-wide strategic objectives.

The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Group’s position, risk management and other compliance issues. Extraordinary meetings of the Supervisory Board are also called for material events. The Management Board involves the Supervisory Board in the strategy, planning and all fundamental Company issues. In addition to regular Supervisory Board meetings, a strategy meeting generally takes place between the Management Board and Supervisory Board once annually to discuss our strategic direction. The Management Board’s bylaws specify that material business transactions require the approval of the Supervisory Board. Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2020 financial year can be found in the Report of the Supervisory Board.

The Supervisory Board holds a minimum of two meetings per calendar half-year. The Supervisory Board has supplemented the Articles of Association with bylaws that apply to its duties. In accordance with these bylaws, the Chairperson of the Supervisory Board coordinates the activities of the Supervisory Board, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally. The Supervisory Board typically passes its resolutions in meetings, but resolutions may also be passed outside of meetings in writing (also by e-mail), by telephone or video conference.

The Supervisory Board has a quorum when at least two-thirds of its take part in the vote. Resolutions of the Supervisory Board are generally passed with a simple majority. In the event of a tied vote, the vote of the Chairperson of the Supervisory Board is decisive.

Minutes are completed for Supervisory Board meetings and resolutions passed outside of meetings. A copy of the Supervisory Board’s minutes is made available to all Supervisory Board members. The Supervisory Board regularly conducts an evaluation regularly in accordance with the recommendations of the German Corporate Governance Code on how effective the Supervisory Board and its committees fulfill their tasks. The members of the Management Board also participate in this evaluation.

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

In addition to the three permanent committees, an ad-hoc deal committee was established in October 2019 to act as sounding board with regard to the tafasitamab partnership discussions, advise on deal terms and make the negotiation process and involvement of the Supervisory Board more efficient in that regard. The ad-hoc deal committee automatically ended with the execution of the Global Collaboration and License Agreement with Incyte in January 2020. The members of the deal committee were George Golumbeski, Ph.D., and Wendy Johnson.

Audit Committee

The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual and consolidated financial statements, the activities of the auditor and internal control functions, such as risk management, compliance and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the election at the Annual General Meeting of an independent auditor. The members of the Audit Committee are Michael Brosnan (Chair), Sharon Curran and Krisja Vermeylen. Currently, Michael Brosnan meets the prerequisite of an independent financial expert.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee is responsible for preparing and reviewing the Management Board’s compensation system annually before its final approval. When necessary, the Committee searches for suitable candidates to appoint to the Management Board and Supervisory Board and submits appointment proposals to the Supervisory Board. The Committee also prepares the contracts made with Management Board members. Until the resignation of Frank Morich, M.D., as member of the Supervisory Board with effect as of April 11, 2020, the members of the Remuneration and Nomination Committee were Krisja Vermeylen (Chairperson), Marc Cluzel, M.D., Ph.D., and Frank Morich, M.D. With resolution of the Supervisory Board dated April 14, 2020, Wendy Johnson was appointed as a member of the Remuneration and Nomination Committee. Since then, the members of the Remuneration and Nomination Committee are Krisja Vermeylen (Chairperson), Marc Cluzel, M.D., Ph.D., and Wendy Johnson.

Science and Technology Committee

The Science and Technology Committee advises the Supervisory Board on matters concerning proprietary drug and technology development and prepares the relevant Supervisory Board resolutions. Until the resignation of Frank Morich, M.D., as member of the Supervisory Board with effect as of April 11, 2020, the members of the Science and Technology Committee were George Golumbeski, Ph.D. (Chairperson), Frank Morich, M.D., and Wendy Johnson. Since then, the members of the Science and Technology Committee are George Golumbeski, Ph.D. (Chairperson) and Wendy Johnson.

In line with Section C.14 of the German Corporate Governance Code, the Supervisory Board members’ biographies are published on our website under Company—Management—Supervisory Board.

Corporate Governance Practices

At MorphoSys, responsible, sustainable and value-oriented corporate governance is a high priority. Good corporate governance is an essential aspect of our corporate management and forms the framework for the Group’s management and supervision, which includes the Group’s organization, commercial principles and tools for its guidance and control.

The German Corporate Governance Code (the “Code”) provides a standard for the transparent monitoring and management of companies that strongly emphasizes shareholder interests. The German Federal Ministry of Justice originally published the Code in 2002; it was last amended on December 16, 2019, (Code “2020”), which came into force on March 20, 2020. Until then, the version of the Code dated February 7, 2017 continued to apply. In particular, the Code contains principles, recommendations and suggestions for the Management Board and the Supervisory Board that are intended to ensure that the company is managed in the enterprise’s best interests. Further, the objective of the Code is to make the dual German corporate governance system transparent and understandable. Against this background, the Code aims to promote confidence in the management and supervision of German listed companies by investors, customers, employees and the general public.

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

Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years. Our corporate governance is detailed in the Statement on Corporate Governance pursuant to Section 289f HGB and the Group Statement on Corporate Governance pursuant to 315d HGB. The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices and a description of the Management Board and Supervisory Board’s working practices. Additional information can be found in the Corporate Governance Report of the 2020 Annual Report.

Independence

The Supervisory Board considers it appropriate that at least four of its members are independent (Section C.6 of the German Corporate Governance Code and the Nasdaq listing rules). Members of the Supervisory Board are considered independent when they have no personal or business relationship with MorphoSys, its management, a controlling shareholder or an affiliate that may give rise to a material and more than temporary conflict of interest. All six current members of the Supervisory Board meet the criteria to be classified as independent. Therefore, the Supervisory Board currently meets the quota of four independent members.

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

On December 31, 2020, the MorphoSys Group had 615 employees (December 31, 2019: 426), 189 of whom hold Ph.D. degrees (December 31, 2019: 152). The MorphoSys Group employed an average of 564 employees in 2020 (2019: 374).

Of these 615 active employees, 351 were involved in research and development activities, 122 were involved in general administration and 142 were involved in selling. All of these employees are located in Germany and USA. We have no collective bargaining agreements with our employees and we have not experienced any labor strikes.

In the reporting year, we have appointed the Head of the U.S. Operations as well as other members of senior management, including critical positions such as Medical Affairs, Market Access, Sales and Marketing, Commercial Operations, Legal and Finance. Our Medical Affairs team and the Medical Science Liasion Managers, or MSLs, follow a multi-stakeholder engagement strategy and have strengthened MorphoSys presence in healthcare professionals network and the oncologist community. At the end of 2020, MorphoSys US Inc. had 136 people employed to support our commercial structure.

At the end of the reporting year, we had employees representing 39 different nationalities (2019: 40).

E.	Share Ownership

The members of the Management Board and the Supervisory Board hold more than 1% of the shares issued by the Company. All shares, performance shares and stock options held by each member of the Management Board and the Supervisory Board are listed below.

Directors’ Holdings

Ordinary Shares

	01/01/2020	Additions	Sales	12/31/2020
Management Board
Jean-Paul Kress, M.D.	0	0	0	0
Malte Peters, M.D.	3,313	0	0	3,313
Roland Wandeler, Ph.D. [1]	-	0	0	0
Jens Holstein [2]	19,517	13,677	9,000	-
Markus Enzelberger, Ph.D. [3]	1,676	0	0	-

Total	24,506	13,677	9,000	3,313

Supervisory Board
Marc Cluzel, M.D., Ph.D.	750	0	0	750
Michael Brosnan	0	0	0	0
Sharon Curran	0	0	0	0
George Golumbeski, Ph.D.	0	0	0	0
Wendy Johnson	500	0	0	500
Krisja Vermeylen	350	0	0	350
Frank Morich, M.D. [4]	1,000	0	0	-

Total	2,600	0	0	1,600

Stock Options

	01/01/2020	Additions	Forfeitures	Exercises	12/31/2020
Management Board
Jean-Paul Kress, M.D.	57,078	24,911			81,989
Malte Peters, M.D.	21,609	11,501	0	0	33,110
Roland Wandeler, Ph.D. [1]	-	0	0	0	0
Jens Holstein [2]	21,609	11,501	0	0	-
Markus Enzelberger, Ph.D. [3]	18,678	0	0	0	-

Total	118,974	47,913	0	0	115,099

Performance Shares

	01/01/2020	Additions	Adjustment due to performance criteria [5]	Forfeitures	Allocations [6]	12/31/2020
Management Board
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Malte Peters, M.D.	7,197	0	1,850	0	0	9,047
Roland Wandeler, Ph.D. [1]	-	0	0	0	0	0
Jens Holstein [2]	12,693	0	10,031	0	13,677	-
Markus Enzelberger, Ph.D. [3]	7,259	0	0	0	0	-

Total	27,149	0	11,881	0	13,677	27,149

[1]	Roland Wandeler, Ph.D., has joined the Management Board of MorphoSys AG on May 5, 2020.
[2]	Jens Holstein resigned from the management board as of November 13, 2020. Changes in the number of shares after resignation from the Management Board of MorphoSys AG are not presented in the tables.
[3]

Markus Enzelberger, Ph.D., resigned from the management board as of February 29, 2020. Changes in the number of shares after resignation from the Management Board of MorphoSys AG are not presented in the tables.

[4]

Frank Morich, M.D., has left the Supervisory Board of MorphoSys AG on April 11, 2020. Changes in the number of shares after resignation from the Supervisory Board of MorphoSys AG are not presented in the tables.

[5]	Adjustments based on determined performance criteria. For performance criteria that have not yet been met, 100 % target achievement is assumed.
[6]	Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year vesting period.

The members of our Supervisory Board do not hold stock options, convertible bonds or performance shares.

A detailed description of the stock option plans and long-term-incentive programs granted to members of our Management Board can be found in the Notes (sections 8.1 and 8.3).

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information, as of February 25, 2021, regarding the beneficial ownership of our ordinary shares for:

•	members of our Supervisory Board;

•	members of our Management Board;

•	members of our supervisory and Management Boards as a group; and

•

each person who has reported to us that such person beneficially owns 3% or more of our outstanding ordinary shares pursuant to applicable German law or 5% or more of our outstanding shares pursuant to applicable U.S. law.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 25, 2020. The percentage of shares beneficially owned is computed on the basis of 32,890,046 issued shares as of February 25, 2021. Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, the address of each of the directors, executive officers and named beneficial owners is Semmelweisstrasse 7, 82152 Planegg, Germany.

Shareholders with 3% or more	Numbers	%
Baillie Gifford & Co (1)	2,048,414	6.23%
BlackRock Inc.(2)	1,598,291	4.86%
Ministry of Finance on behalf of the State of Norway (3)	1,020,786	3.10%
T. Rowe Price Group, Inc. (4)	1,693,743	5.15%
Artisan Partners Asset Management Inc. (5)	1,000,868	3.04%
Artisan Partners Funds, Inc. (6)	993,322	3.02%
T. Rowe Price International Funds, Inc. (7)	991,059	3.01%
Invesco Ltd. (8)	991,524	3.01%

MEMBERS OF SUPERVISORY BOARD AND MANAGEMENT BOARD
Jean-Paul Kress, M.D.	0	*
Malte Peters, M.D.	3,313	*
Roland Wandeler, Ph.D.	0
Marc Cluzel, M.D., Ph.D.	750	*
Michael Brosnan	0	*
Sharron Curran	0	*
George Golumbeski, Ph.D.	0	*
Wendy Johnson	500	*
Krisja Vermeylen	350	*
Members of Supervisory Board and Management Board (as a group)	4,913	*

*	Indicates holdings of less than 1%.
(1)

The information is based solely on a notification provided by Baillie Gifford & Co. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on March 23, 2020. The principal business address of Bailie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, United Kingdom.

(2)

The information is based solely on a notification provided by BlackRock Inc. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on December 28, 2020. The principal business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(3)

The information is based solely on a notification provided by Ministry of Finance on behalf of the State of Norway pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on June 25, 2020. The principal business address of Ministry of Finance on behalf of the State of Norway is Akersgata 40, 0180 Oslo, Norway.

(4)

The information is based solely on a notification provided by T. Rowe Price Group, Inc. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on October 30, 2020. The principal business address of T. Rowe Price Group is 100 East Pratt Street, Baltimore, Maryland 21202.

(5)

The information is based solely on a notification provided by Artisan Partners Asset Management Inc. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on November 27, 2020. The principal business address of Artisan Partners Asset Management Inc. is 25 St. James’s Street Third Floor, London SW1A 1HA, United Kingdom.

(6)

The information is based solely on a notification provided by Artisan Partners Funds, Inc. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on February 25, 2021. The principal business address of Artisan Partners Funds, Inc. is 25 St. James’s Street Third Floor, London SW1A 1HA, United Kingdom.
(7)

The information is based solely on a notification provided by T. Rowe Price International Funds, Inc. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on November 18, 2020. The principal business address of T. Rowe Price Group is 100 East Pratt Street, Baltimore, Maryland 21202.

(8)

The information is based solely on a notification provided by Invesco Ltd. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on November 5, 2020. The principal business address of Invesco Ltd. is 1555 Peachtree Street, N.E. Atlanta, GA 30309.

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

B.	Related Party Transactions

Since January 1, 2016, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our Supervisory or Management Boards, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in the “Directors, Senior Management and Employees” and “Major Shareholders” sections of this report.

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

A detailed description of the significant changes can be found in the Notes (section 9.5).

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

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds € 12,500 (or the equivalent in a foreign currency) and (ii) in case the sum of claims against, or liabilities payable to, non-residents or corporations exceeds € 5,000,000 (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

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

This discussion is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which are not binding on the German courts, and the Treaty (defined below). It is based upon tax laws in effect at the time of filing of this report. These laws are subject to change, possibly with retroactive effect. For example, certain member states of the European Union are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, if and when introduced, may also be applicable on sales and/or transfer of ADSs. In addition, in Germany, for example, there are currently ongoing discussions on the raise of the top tax rate, which may also have an effect on the German tax consequences of acquiring, owning and disposing of the ADSs. Furthermore, there are discussion on a retroactive implementation of certain measures of the EU Anti-Tax Avoidance-Directive” (“Draft Law”; Council Directives 2016/1164 of 12 July 2016, and 2017/952 of 29 May 2017, “ATAD I and II”) with retroactive effect from January 1, 2020. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

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

Taxation of MorphoSys

MorphoSys’ taxable income, whether distributed or retained, is generally subject to corporate income tax (Körperschaftsteuer) at a uniform rate of 15% plus the solidarity surcharge (Solidaritätszuschlag) of 5.5% thereon, resulting in a total corporate income tax liability of 15.825%.

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

The trade tax rate depends on the local municipalities in which MorphoSys maintains its permanent establishments. Dividends received from other corporations and capital gains from the sale of shares in other corporations are treated in principle in the same manner for trade tax purposes as for corporate income tax purposes. However, dividends received from domestic and foreign corporations are effectively 95% exempt from trade tax only if MorphoSys held at least 15% of the registered share capital (Grundkapital or Stammkapital) —in the event of foreign corporations—of the nominal capital (Nennkapital) of the distributing corporation at the beginning of the relevant tax assessment period.

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

On December 11, 2019 the first draft of the German “Law implementing the EU Anti-Tax Avoidance-Directive” (Council Directives 2016/1164 of 12 July 2016, and 2017/952 of 29 May 2017, “ATAD I and II”) was released for public consultation. There have been still ongoing political discussions on the ATAD I and II implementation throughout 2020. But the legislative process is still at its initial stage. On November 11, 2020 the third draft of the German “Law implementing the EU Anti-Tax Avoidance-Directive” (“Draft Law”) was released. The further legislative process is currently ongoing. Although the ATAD I and II will at the earliest be implemented during 2021, some of the measures may already be applicable from January 1, 2020 and others from January 1, 2021. The Draft Law inter alia proposes changes that may prevent a deduction of certain business expenses (e.g., interest, royalties, etc.) under the anti-hybrid rules.

Tax-loss carryforwards can be used to fully offset taxable income for corporate income tax and trade tax purposes up to an amount of EUR 1 million. If the taxable profit for the year or taxable profit subject to trade taxation exceeds this threshold, only up to 60% of the amount exceeding the threshold may be offset by tax-loss carryforwards. The remaining 40% is subject to tax (minimum taxation) (Mindestbesteuerung). The rules also provide for a tax carryback to the previous year with regard to corporate income tax. As a response to the COVID-19 pandemic tax carryback options for corporate income tax purposes were extended for fiscal years 2020 and 2021. Unused tax-loss carryforwards may be generally carried forward indefinitely and used in subsequent assessment periods to offset future taxable income in accordance with this rule.

However, unused losses, loss carryforwards and interest carryforwards are fully forfeited in full if within five years more than 50% of the subscribed capital, membership interests, equity interests or voting rights of MorphoSys are transferred, whether directly or indirectly, to an acquiring party or affiliated individuals/entities, or a similar change of ownership occurs (harmful acquisition) (schädlicher Beteiligungserwerb). A group of acquirers with aligned interests is also considered to be an acquiring party for these purposes. In addition, any current year losses incurred prior to the acquisition will not be deductible. A capital increase shall be deemed as equivalent to a transfer of the subscribed capital to the extent that it causes a change of the interest ratio in the capital of the corporation. By the decision dated August 29, 2017, the Lower Tax Court of Hamburg (Finanzgericht Hamburg) submitted to the German Federal Constitutional Court the question as to whether the change of ownership rule stipulating a full forfeiture of unused losses, loss carryforwards and interest carryforwards is unconstitutional. Unused losses, loss carryforwards, and interest carryforwards are not forfeited (i) in the event of certain intra-group transactions, (ii) or to the extent that they are covered at the time of the harmful acquisition by certain built-in gains (stille Reserven) which are subject to tax in Germany. Alternatively to (i) and (ii), MorphoSys may, under certain requirements, opt for the continuity of business exemption (Fortführungsgebundener Verlustvortrag) to preserve unused losses, loss carryforwards and interest carryforwards.

German Taxation of ADS Holders

General

Based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, in respect of the taxation of American Depositary Shares (ADSs) on domestic shares or the “ADS Tax Circular,” for German tax purposes, the ADSs represent a beneficial ownership interest in the underlying shares of MorphoSys and qualify as ADSs for the purpose of the ADS Tax Circular. If the ADSs qualify as ADSs under the ADS Tax Circular, dividends would accordingly be attributable to holders of the ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of MorphoSys with respect to capital gains (see below in section “German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADS Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German court would follow the ADS Tax Circular in determining the German tax treatment of the ADSs. For the purpose of this German tax section, it is assumed that the ADSs qualify as ADSs within the meaning of the ADS Tax Circular. There may be a more detailed scrutiny with respect to ADSs because some fraudulent cases involving ADSs came to the attention of the German tax authorities in fall 2018. In those cases owners of ADSs requested tax refunds although there were no underlying shares with respect to these ADSs. Therefore, it also cannot be excluded that the tax authorities want to treat ADSs differently in the future.

The German Federal Ministry of Finance issued a circular (BMF-Schreiben), dated December 18, 2018, reference number IV C 1—S 2204/12/10003, to address such fraudulent tax refund requests. The circular mandates that the issuance of a tax certificate (Steuerbescheinigung), a prerequisite to claim German withholding tax relief, requires the depository agent (Hinterlegungsstelle) to confirm that only ADSs were issued for which underlying shares were deposited with the depository agent at the issuances of the ADSs. This circular may result in a double withholding on dividends paid in the case the ADSs are being held by a non-tax resident or by a German tax resident in an account with a German (custody) bank (because the circular prohibits the issuance of so-called “collective tax certificates” (“Sammelsteuerbescheinigungen”) which are generally the requirement to refrain from the “second withholding”), i.e. in such case the ADS Holders would need to request two tax certificates (Steuerbescheinigungen) in order to be able to fully reclaim (or credit) the tax withheld on the “second withholding”.

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

General Rules for the Taxation of Holders Not Tax Resident in Germany

Non-German resident holders of ADSs are subject to German taxation with respect to German sourced income (beschränkte Steuerpflicht). According to the ADS Tax Circular, income from the shares should be attributed to the holder of the ADSs for German tax purposes. As a consequence, income from the ADSs should be treated as German source income.

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

German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

The capital gains from the disposition of the ADSs realized by a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and be subject to German tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of MorphoSys’ share capital, irrespective of whether through the ADSs or shares of MorphoSys. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be taken into account.

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

On January 20, 2021 the government draft of the German “Law on the modernization of German withholding tax” was released. The draft proposes changes to the German anti-avoidance treaty shopping rule. Those changes suggest a broader scope of the anti-avoidance treaty shopping rule. It is inter alia proposed to delete the escape for foreign companies that are subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz).

Due to the legal structure of the ADSs, only limited guidance from the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

Taxation of Holders Tax Resident in Germany

This subsection provides an overview of dividend taxation with regard to the general principles applicable to MorphoSys’ holders that are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a domicile (Wohnsitz) or a usual residence (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of management (Geschäftsleitung) or registered office (Sitz) in Germany.

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

However, the amount of any dividends after deducting business expenses related to the dividends is subject to the trade tax, unless the corporation held at least 15% of MorphoSys’ registered share capital at the beginning of the relevant tax assessment period. In the latter case, the aforementioned exemption of 95% of the dividend income also applies for trade tax purposes. Losses from the sale of ADSs are generally not tax deductible for corporate income tax and trade tax purposes.

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

We do not believe we were a PFIC for the 2020 taxable year, and we do not expect to be treated as a PFIC in any future taxable year for the foreseeable future. However, because PFIC status is based on our income, assets and activities for the entire taxable year, (including goodwill, which is based on the market value of our shares and ADSs and is subject to change) which we expect may vary substantially over time, it is not possible to determine whether we will be characterized as a PFIC for any taxable year until after the close of the taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in future years will depend on our income, assets and activities in each of those years. There can be no assurance that we will not be considered a PFIC for any taxable year.

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

The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding registrants that are required to file electronically with the SEC.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk that changes in market prices, such as foreign exchange rates, interest rates or equity prices, will affect the Group’s results of operations or the value of the financial instruments held. The Group is exposed to both currency and interest rate risks.

Currency Risk

The consolidated financial statements are prepared in euros. Both revenues and expenses of the Group are incurred in euros and US dollars. Throughout the year, the Group monitors the necessity to hedge foreign exchange rates to minimize currency risk and addresses this risk by using derivative financial instruments.

In accordance with the Group’s hedging policy, highly probable cash flows and definite foreign currency receivables collectible within a twelve-month period are tested to determine if they should be hedged. MorphoSys had begun using foreign currency options and forwards to hedge its foreign exchange risk against US-dollar receivables in 2003. For derivatives with a positive fair value, unrealized gains are recorded in other receivables and for derivatives with a negative fair value, unrealized losses are recorded in other liabilities.

As of December 31, 2020, there was no unsettled forward rate agreement (December 31, 2019: one unsettled forward rate agreement; December 31, 2018: nine unsettled forward rate agreements). The unrealized gross gains in prior years from forward rate agreements were recorded in the finance result in the respective years (December 31, 2019: € 0.4 million; December 31, 2018: € 0.1 million).

Different foreign exchange rates and their impact on assets and liabilities were simulated in a sensitivity analysis to determine the effects on profit or loss. A 10% increase in the euro versus the US dollar as of December 31, 2020, would have reduced the consolidated net profit by € 82.9 million. A 10% decline in the euro versus the US dollar would have increased the consolidated net profit by € 96.2 million.

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

Interest Rate Risk

The Group’s risk exposure to changes in interest rates mainly relates to fixed-term deposits and corporate bonds. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these securities. The Group’s investment focus places the safety of an investment ahead of its return and the ability to plan future cash flows. Interest rate risks are limited because all securities can be liquidated within a maximum of two years and due to the partially fixed interest rates during the term in order to ensure that planning is possible. In addition, changes in interest rates may affect the fair value of financial assets from collaborations.

Different interest rates and their effect on existing investments with variable interest rates and on financial assets from collaborations were simulated in a sensitivity analysis in order to determine the effect on profit or loss. An increase of the variable interest rate by 0.5% would have reduced the consolidated net profit by € 2.1 million as of December 31, 2020 (December 31, 2019: reduction of consolidated net loss by € 0.3 million; December 31, 2018: reduction of consolidated net loss by € 0.4 million). A decrease of the variable interest rate by 0.5% would have increased the consolidated net profit by € 6.2 million as of December 31, 2020 (December 31, 2019: increase of consolidated net loss by € 0.3 million; December 31, 2018: increase consolidated net loss by € 0.1 million).

The Group is not subject to significant interest rate risks from the liabilities currently reported on the balance sheet.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

On October 16, 2020, we placed unsubordinated, unsecured convertible bonds maturing on October 16, 2025 for a nominal amount of € 325.0 million, divided into 3,250 bonds with a par value of € 100,000 each. The convertible bonds were issued at 100% of their nominal amount and carry a semi-annual coupon of 0.625% per year. We raised gross proceeds of € 325.0 million from the issuance of the convertible bonds; issue costs for this transaction equaled € 5.1 million.

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

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.5 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.5 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

As of December 31, 2020, our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2020 is effective.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

Changes in Internal Control over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to further strengthen controls and increase efficiency, while ensuring that we maintain an effective internal control environment.

During the fiscal year ended December 31, 2020, we implemented new processes and controls in relation to the accounting of the collaboration agreement with Incyte and the commercialization of Monjuvi in the U.S., including processes and controls relating to revenue recognition and inventory as well as the recognition and valuation of the convertible bond issued in the recent fiscal year.

Processes and controls were refined around the assessment of the recognition and realizability of deferred tax assets.

Other than the aforementioned changes, there were no changes in our internal control over financial reporting (as required by Rules 13a 15(d) and 15d 15(d) of the Exchange Act) that occurred during the fiscal year ended December 31, 2020, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

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

We have adopted a written code of business conduct and ethics, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our Management Board members and employees. In 2020 we focused on full awareness and training of our workforce, including the many new employees who joined in the course of the year, with mandatory e-trainings. The full text of the code of conduct is available on our website at www.morphosys.com. If we make any amendment to our code of conduct or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft has served as our independent registered public accounting firm for the years ending December 31, 2020 and 2019. The following table sets out the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers and their member firms and / or affiliates in 2020 and 2019:

Year ended December 31 (in thousands)	2019	2020
Audit fees	873	1,561
Fees for other assurance services	319	70
Tax service fees	-	-
Other fees for other services	-	2
Total	1,192	1,633

Audit fees relate to the audit of the financial statements as set out in this Annual Report, certain procedures on our quarterly results, audit of our internal control over financial reporting and services related to our statutory and regulatory filings of our subsidiaries.

Fees for other assurance services in 2020 relate to services in connection with the non-financial group report.

The Audit Committee has approved the audit fees and all of the fees for other assurance services and other fees for other services for the years 2019 and 2020. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm. On a yearly basis, the Audit Committee pre-approves non-audit services performed by the independent registered public accounting firm up to a limit in line with EU regulation.

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

See pages F-1 through F-99 of this Annual Report on Form 20-F.

Item 19.	Exhibits

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Stockholders of MorphoSys AG

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of MorphoSys AG and its subsidiaries (the “Company”) as of December 31, 2020 and 2019 and the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2.8.7 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting

Vorsitzender des Aufsichtsrats: WP StB Dr. Norbert Vogelpoth

Geschäftsführer: WP StB Dr. Ulrich Störk, WP StB Dr. Peter Bartels, Dr. Joachim Englert, WP StB Petra Justenhoven, WP Clemens Koch, StB Marius Möller, WP StB Uwe Rittmann, StB RA Klaus Schmidt, StB CPA Mark Smith

Sitz der Gesellschaft: Frankfurt am Main, Amtsgericht Frankfurt am Main HRB 107858

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft ist Mitglied von PricewaterhouseCoopers International, einer Company limited by guarantee registriert in England und Wales principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Initial accounting treatment and valuation of the components of the Incyte collaboration and license agreement

As described in Notes 2.3.3 and 4 to the consolidated financial statements, the Company received a total of € 822.6 million from Incyte Corporation (hereinafter referred to as “Incyte”) upon signing the collaboration and license agreement with Incyte. At the time of its initial recognition, a current financial asset in the amount of € 45.1 million and a non-current financial liability in the amount of € 542.6 million were recognized and recorded in the balance sheet items “Financial Assets from Collaborations” and “Financial Liabilities from Collaborations”. The financial asset represents MorphoSys’s current 50 % reimbursement claim against Incyte from the expected future losses associated with the US commercialization activities measured at fair value. The non-current financial liability, measured at fair value, represents Incyte’s prepaid entitlement to future profit sharing on sales of Monjuvi® (Tafasitamab-cxix) in the US. The basis for the initial valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the United States for the years ahead. Management’s significant estimations include the discount rate and other assumptions including forecasted number of patients as well as expectations on selling price and costs associated with the sale of Monjuvi® (Tafasitamab-cxix). In addition, as part of Incyte’s participation in the equity of MorphoSys through a capital increase, the equivalent of € 0.9 million was recognized in common stock and € 79.7 million in additional paid-in capital in the amount of the fair value of the investment. The remainder of € 236.1 million was recognized as revenues according to IFRS 15, as this is the amount recognized as consideration for the marketing license for tafasitamab outside the US. As a result of the difference in the timing of revenue recognition and the receipt of the payment from Incyte, foreign currency gains of € 8.4 million were recognized.

The principal considerations for our determination that performing procedures relating to the initial accounting treatment and valuation of the components of the Incyte collaboration and license agreement is a critical audit matter are (i) as management had to apply judgment to identify the rights and obligations and to assess the accounting treatment and (ii) determine the split of the consideration to the various elements of the contract via (a) the fair value measurement of the capital increase, (b) the valuations of the financial asset and the financial liability which depends to a large extent on the estimates made by management with respect to the future risk adjusted cash outflows and inflows, the discount rate and other assumptions including forecasted number of patients as well as expectations on selling price and costs associated with the sale of Monjuvi® (Tafasitamab-cxix), and (c) the determination of transaction price of the revenue recognized. All of these items are subject to significant judgement by management and considerable uncertainty. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s accounting treatment, cash flow projections and significant assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of the rights and obligations and the initial assessment of the accounting treatment of the Incyte collaboration and license agreement under the applicable IFRS standards. Our procedures also included, among others, evaluating that the capital increase has been accounted for at the fair value as of the subscription date and testing management’s process for determining the fair values of the financial asset and financial liability from collaboration. As part of these procedures we tested the completeness, accuracy, and relevance of underlying data used in management’s model for determining the risk adjusted forecasted cash outflows and inflows, evaluated the reasonableness of management’s significant assumptions including the forecasted number of patients as well as expectations on selling price and costs associated with the sales of Monjuvi® (Tafasitamab-cxix). Furthermore, our procedures included recalculating the transaction price relating to the marketing license for tafasitamab outside of the United States. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the assumptions used in the initial valuation of the components, including the assessment of the risk adjusted forecasted cash flows and the discount rate.

Subsequent measurement of the financial asset and the financial liability from the Incyte collaboration and license agreement

As described in Notes 2.3.3 and 4 to the consolidated financial statements, at December 31, 2020, the Company has recorded a financial asset of € 42.9 million and a financial liability of € 516.5 million related to the Incyte collaboration and license agreement. The financial asset is measured at fair value through profit or loss and the financial liability at amortized cost using the effective interest method. Cash flows from the profits and losses shared equally between MorphoSys and Incyte are generally recognized directly against the financial asset or financial liability. Differences between the planned and actual cash flows from the financial asset or financial liability are recorded in the finance result. Effects resulting from changes in planning estimates regarding the expected net cash flows from financial assets and financial liabilities are also recognized in the finance result. The initial interest rate continues to be applied for the subsequent measurement of the financial liability, whereas the current yield curve is used for the financial assets. Foreign currency translation effects from the financial asset or financial liability are also recognized in the finance result. The basis for the valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the US for the years ahead. Management’s significant estimations include forecasted number of patients as well as expectations on selling price and costs associated with the sale of Monjuvi® (Tafasitamab-cxix).

The principal considerations for our determination that performing procedures relating to the subsequent measurement of the financial asset and financial liability from the Incyte collaboration and license agreement is a critical audit matter are that the outcome of the measurement of the financial asset and liability is dependent to a large extent on the assumptions made by management with respect to the future risk adjusted cash outflows and inflows, and other assumptions, including the forecasted number of patients as well as expectations on selling price and costs associated with the sales of Monjuvi® (Tafasitamab-cxix) and is therefore subject to significant judgement by management and considerable uncertainty. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence on management’s cash flow projections and significant assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the subsequent measurement of the financial asset and the financial liability from the Incyte collaboration and license agreement. Our procedures also included, among others, testing management’s process for determining the fair value of the financial asset and the subsequent measurement of the financial liability, including evaluating the reasonableness of management’s significant assumptions of the risk adjusted cashflows, forecasted number of patients, expectations on selling price and costs associated with the sale of Monjuvi® (Tafasitamab-cxix) and testing the completeness, accuracy, and relevance of underlying data used in the model. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the assumptions including the assessment of the risk adjusted forecasted cash flows.

Assessment of recoverability of deferred tax assets

As described in Notes 2.5.1, 2.7.6 and 2.9.8 to the consolidated financial statements, the Company reports a deferred tax asset of € 132.8 million at December 31, 2020. Deferred tax assets on temporary differences are recognized and measured on the basis of projected future taxable income. They are only recognized if sufficient taxable income is available in the future to utilize the deferred tax assets. Assessments as to the recoverability of deferred tax assets require the use of judgment regarding assumptions related to estimated future taxable profits. This includes the amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities. The Company records a deferred tax asset only when it is probable that a corresponding amount of taxable profit will be available against which the deductible temporary differences relating to the same taxation authority and the same taxable entity can be utilized. The analysis and forecasting required in this process are performed for individual jurisdictions by qualified local tax and financial professionals. Forecast operating results are based upon approved business plans.

The principal considerations for our determination that performing procedures relating to the assessment of the recoverability of deferred tax assets is a critical audit matter are that management’s assessment of the recoverability of deferred taxes depends to a large extent on management’s estimates and assumptions in determining whether sufficient future taxable income will be generated to support the realization of the existing deferred tax assets and is therefore subject to significant judgement by management and considerable uncertainties. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence to management’s projections of future taxable income and significant assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the recoverability of deferred tax assets, including controls over management’s projections of pre-tax income. Our procedures also included, among others, evaluating the assumptions used by management to develop projections of future taxable income, including the pre-tax income, by income tax jurisdiction and testing the completeness and accuracy of the underlying data used in the projections. In addition, we compared the projections of future pre-tax income with other forecasted financial information prepared by the Company.

Munich, Germany

March 11, 2021

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/Stefano Mulas	/s/Holger Lutz
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company’s auditor since 2011.

MorphoSys-Group:

Consolidated Financial Statements

Consolidated Statement of Profit or Loss (IFRS)

in €	Note	2020	2019	2018
Revenues	2.7.1, 5.1	327,698,465	71,755,303	76,442,505
Operating Expenses
Cost of Sales	2.7.2, 5.2.1	(9,174,146)	(12,085,198)	(1,796,629)
Research and Development	2.7.2, 5.2.2	(141,426,832)	(108,431,600)	(106,397,017)
Selling	2.7.2, 5.2.3	(107,742,684)	(22,671,481)	(6,382,510)
General and Administrative	2.7.2, 5.2.4	(51,403,257)	(36,664,666)	(21,927,731)

Total Operating Expenses		(309,746,919)	(179,852,945)	(136,503,887)

Other Income	2.7.3, 5.3	14,584,829	804,739	1,644,632
Other Expenses	2.7.4, 5.3	(5,175,177)	(626,678)	(689,343)
Earnings before Interest and Taxes (EBIT)		27,361,198	(107,919,581)	(59,106,093)
Finance Income	2.7.5, 5.3	92,047,221	2,799,473	417,886
Finance Expenses	2.7.5, 5.3	(96,214,409)	(2,272,369)	(753,588)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	2.3.1	(702,000)	872,000	(1,035,000)
Income Tax Benefit	2.7.6, 5.4	75,398,566	3,506,419	4,304,674
Consolidated Net Profit / (Loss)		97,890,576	(103,014,058)	(56,172,121)
Earnings per Share, Basic and Diluted	2.7.7, 5.5	-	(3.26)	(1.79)
Earnings per Share, Basic	2.7.7, 5.5	3.01	-	-
Earnings per Share, diluted	2.7.7, 5.5	2.97	-	-
Shares Used in Computing Earnings per Share, Basic and Diluted	2.7.7, 5.5	-	31,611,155	31,338,948
Shares Used in Computing Earnings per Share, Basic	2.7.7, 5.5	32,525,644	-	-
Shares Used in Computing Earnings per Share, Diluted	2.7.7, 5.5	33,167,852	-	-

The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income (IFRS)

in €	2020	2019	2018
Consolidated Net Profit / (Loss)	97,890,576	(103,014,058)	(56,172,121)
Items that will not be reclassified to Profit or Loss
Change in Fair Value of Shares through Other Comprehensive Income	1,260,132	(1,160,160)	(127,458)
Items that may be reclassified to Profit or Loss
Foreign Currency Translation Differences from Consolidation	2,247,005	75,332	(83,432)
Other Comprehensive Income	3,507,137	(1,084,828)	(210,890)

Total Comprehensive Income	101,397,713	(104,098,886)	(56,383,011)

The Notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet (IFRS)

in €	Note	12/31/2020	12/31/2019
ASSETS
Current Assets
Cash and Cash Equivalents	2.8.1, 6.1	109,794,680	44,314,050
Financial Assets at Fair Value through Profit or Loss	2.8.1, 6.2	287,937,972	20,454,949
Other Financial Assets at Amortized Cost	2.8.1, 6.2	649,713,342	207,735,195
Accounts Receivable	2.8.2, 6.3	83,354,276	15,081,702
Financial Assets from Collaborations	2.8.3, 4	42,870,499	0
Income Tax Receivables	2.8.2, 6.6	401,826	145,817
Other Receivables	2.8.2, 6.4	2,159,475	1,613,254
Inventories, Net	2.8.4, 6.5	9,962,657	288,212
Prepaid Expenses and Other Current Assets	2.8.5, 6.6	20,621,493	14,059,627

Total Current Assets		1,206,816,220	303,692,806

Non-current Assets
Property, Plant and Equipment, Net	2.8.6, 6.7	6,323,753	4,652,838
Right-of-Use Assets, Net	2.8.7, 6.8	44,417,767	43,160,253
Patents, Net	2.8.8, 6.9	1,937,856	2,981,282
Licenses, Net	2.8.8, 6.9	11,835,619	2,350,002
Licenses for Marketed Products	2.8.8, 6.9	55,485,886	0
In-process R&D Programs	2.8.8, 6.9	0	35,683,709
Software, Net	2.8.8, 6.9	115,788	107,137
Goodwill	2.8.8, 6.9	1,619,233	3,676,233
Other Financial Assets at Amortized Cost, Net of Current Portion	2.8.1, 6.2	196,587,542	84,922,176
Shares at Fair Value through Other Comprehensive Income	2.8.9, 6.10	0	14,076,836
Deferred Tax Asset	2.9.8, 5.4, 6.11	132,806,097	0
Prepaid Expenses and Other Assets, Net of Current Portion	2.8.10, 6.12	1,567,259	1,136,030

Total Non-current Assets		452,696,800	192,746,496

Total Assets		1,659,513,020	496,439,302

The Notes are an integral part of these consolidated financial statements.

in €	Note	12/31/2020	12/31/2019
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	2.9.2, 7.1	128,554,203	57,041,902
Current Portion of Lease Liabilities	2.8.6, 6.7	3,055,608	2,515,097
Tax Liabilities	2.9.3, 7.2	65,727,675	94,732
Other Provisions	2.9.2, 7.2	0	323,000
Current Portion of Contract Liability	2.9.4, 7.3	2,543,903	1,570,801
Current Portion of Convertible Bond	2.9.6, 7.5	422,945	0
Current Portion of Financial Liabilities from Collaborations	2.9.9, 4	154,895	0
Convertible Bonds due to Related Parties	2.9.7	0	12,324

Total Current Liabilities		200,459,229	61,557,856

Non-current Liabilities
Lease Liabilities, Net of Current Portion	2.8.6, 6.7	41,963,794	40,041,581
Other Provisions, Net of Current Portion	2.9.2, 7.2	1,527,756	23,166
Contract Liability, Net of Current Portion	2.9.5, 7.3	71,829	114,927
Deferred Tax Liability	2.9.8, 5.4, 7.4	5,057,465	0
Convertible Bond, Net of Current Portion	2.9.6, 7.5	272,759,970	0
Financial Liabilities from Collaborations, Net of Current Portion	2.9.9, 4	516,350,960	0
Total Non-current Liabilities		837,731,774	40,179,674

Total Liabilities		1,038,191,003	101,737,530

Stockholders’ Equity
Common Stock	2.9.10, 7.6.1	32,890,046	31,957,958
Ordinary Shares Issued (32,890,046 and 31,957,958 for 2020 and 2019, respectively)
Ordinary Shares Outstanding (32,758,632 and 31,732,158 for 2020 and 2019, respectively)
Treasury Stock (131,414 and 225,800 shares for 2020 and 2019, respectively), at Cost	2.9.10, 7.6.4	(4,868,744)	(8,357,250)
Additional Paid-in Capital	2.9.10, 7.6.5	748,978,506	628,176,568
Other Comprehensive Income Reserve	2.9.10, 7.6.6	2,211,419	(1,295,718)
Accumulated Deficit	2.9.10, 7.6.7	(157,889,210)	(255,779,786)

Total Stockholders’ Equity		621,322,017	394,701,772

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		1,659,513,020	496,439,302

The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Stockholders’ Equity (IFRS)

		Common Stock
		Shares	€
Stand am 1. January 2018		29,420,785	29,420,785

Capital Increase, Net of Issuance Cost of € 15,038,362		2,386,250	2,386,250
Compensation Related to the Grant of Stock Options, Convertible Bonds and Performance Shares		0	0
Exercise of Convertible Bonds Issued to Related Parties		32,537	32,537
Transfer of Treasury Stock for Long-Term Incentive Programs		0	0
Transfer of Treasury Stock to Members of the Management Board		0	0
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income		0	0
Foreign Currency Translation Differences from Consolidation		0	0
Consolidated Net Loss		0	0

Total Comprehensive Income		0	0

Balance as of December 31, 2018		31,839,572	31,839,572

Balance as of January 1, 2019		31,839,572	31,839,572

Compensation Related to the Grant of Stock Options and Performance Shares	8.1, 8.3	0	0
Exercise of Convertible Bonds Issued to Related Parties		118,386	118,386
Transfer of Treasury Stock for Long-Term Incentive Programs	8.3.1	0	0
Transfer of Treasury Stock to Related Parties		0	0
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income		0	0
Foreign Currency Translation Differences from Consolidation		0	0
Consolidated Net Loss		0	0

Total Comprehensive Income		0	0

Balance as of December 31, 2019		31,957,958	31,957,958

Balance as of January 1, 2020		31,957,958	31,957,958

Capital Increase, Net of Issuance Cost of € 100,370	4, 7.6.1	907,441	907,441
Equity Component of the Convertible Bond	2.9.7, 7.5, 7.6.5	0	0
Compensation Related to the Grant of Stock Options and Performance Shares	8.1, 8.3	0	0
Exercise of Convertible Bonds Issued	8.2	24,647	24,647
Transfer of Treasury Stock for Long-Term Incentive Programs	7.6.4, 8.3.2	0	0
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income	6.10, 7.6.6	0	0
Foreign Currency Translation Differences from Consolidation	7.6.6	0	0
Consolidated Net Profit	7.6.7	0	0

Total Comprehensive Income		0	0

Balance as of December 31, 2020		32,890,046	32,890,046

The Notes are an integral part of these consolidated financial statements.

Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders’ Equity
Shares	€	€	€	€	€
319,678	(11,826,981)	438,557,856	0	(96,593,607)	359,558,053

0	0	176,189,256	0	0	178,575,506
0	0	5,584,969	0	0	5,584,969
0	0	1,004,580	0	0	1,037,117
(17,219)	636,414	(636,414)	0	0	0
(21,423)	791,794	(791,794)	0	0	0

0	0	0	(127,458)	0	(127,458)
0	0	0	(83,432)	0	(83,432)
0	0	0	0	(56,172,121)	(56,172,121)

0	0	0	(210,890)	(56,172,121)	(56,383,011)

281,036	(10,398,773)	619,908,453	(210,890)	(152,765,728)	488,372,634

281,036	(10,398,773)	619,908,453	(210,890)	(152,765,728)	488,372,634

0	0	6,654,470	0	0	6,654,470
0	0	3,655,168	0	0	3,773,554
(52,328)	1,934,043	(1,934,043)	0	0	0
(2,908)	107,480	(107,480)	0	0	0

0	0	0	(1,160,160)	0	(1,160,160)
0	0	0	75,332	0	75,332
0	0	0	0	(103,014,058)	(103,014,058)

0	0	0	(1,084,828)	(103,014,058)	(104,098,886)

225,800	(8,357,250)	628,176,568	(1,295,718)	(255,779,786)	394,701,772

225,800	(8,357,250)	628,176,568	(1,295,718)	(255,779,786)	394,701,772

0	0	79,590,657	0	0	80,498,098
0	0	36,483,050	0	0	36,483,050
0	0	7,455,761	0	0	7,455,761
0	0	760,976	0	0	785,623
(94,386)	3,488,506	(3,488,506)	0	0	0

0	0	0	1,260,132	0	1,260,132
0	0	0	2,247,005	0	2,247,005
0	0	0	0	97,890,576	97,890,576

0	0	0	3,507,137	97,890,576	101,397,713

131,414	(4,868,744)	748,978,506	2,211,419	(157,889,210)	621,322,017

Consolidated Statement of Cash Flows (IFRS)

in €	Note	2020	2019	2018
Operating Activities:
Consolidated Net Profit / (Loss)		97,890,576	(103,014,058)	(56,172,121)
Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:
Impairments of Assets	6.7, 6.9	16,480,272	2,317,489	24,033,479
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	6.7, 6.8, 6.9	8,329,559	6,245,162	3,750,259
Net (Gain) / Loss of Financial Assets at Fair Value through Profit or Loss	6.2	13,401,584	(752,257)	79,330
Net (Gain) / Loss of Financial Assets at Amortized Cost	6.2	8,378,845	705,952	0
(Income) from Reversals of Impairments / Impairments on Financial Assets	2.3.1	702,000	(872,000)	1,035,000
Net (Gain) / Loss on Derivative Financial Instruments	6.4	4,252,171	(1,261,618)	121,717
Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations	4	(36,551,618)	0	0
Non Cash Effective Change of Financial Liabilities at Amortized Cost	7.5	2,453,561	0	0
(Income) from Reversals of Impairments on Inventories	6.5	(13,270,968)	0	0
Gain from Deconsolidation of Subsidiaries	5.3	(379,173)	0	0
Net (Gain) / Loss on Sale of Property, Plant and Equipment		0	(21,408)	(24,093)
Non-cash Income from Recognition of previously unrecognized Intangible Assets	6.9	0	0	(350,000)
Recognition of Contract Liability	7.3	(12,500,264)	(5,335,977)	(1,993,763)
Share-based Payment	5.2.5, 8	8,955,307	6,654,470	5,584,969
Income Tax Benefit	5.4	(75,398,566)	(3,506,419)	(4,304,674)
Changes in Operating Assets and Liabilities:
Accounts Receivable	6.3	(69,619,751)	2,667,232	(6,610,625)
Inventories, Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables	6.4. 6.5, 6.6	(8,485,396)	(4,422,409)	545,816
Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Other Provisions	7.1, 7.2	77,505,284	13,202,429	1,890,046
Other Liabilities		0	316,288	(2,718,825)
Contract Liability	7.3	13,430,268	6,069,450	2,386,009
Income Taxes Paid		(303,974)	(62,560)	(33,837)
Net Cash Provided by / (Used in) Operating Activities		35,269,717	(81,070,234)	(32,781,313)

The Notes are an integral part of these consolidated financial statements.

in €	Note	2020	2019	2018
Investing Activities:
Cash Payments to Acquire Financial Assets at Fair Value through Profit or Loss		(495,970,604)	(28,305,339)	(84,511,324)
Cash Receipts from Sales of Financial Assets at Fair Value through Profit or Loss		214,209,301	53,159,814	126,388,925
Cash Payments to Acquire Other Financial Assets at Amortized Cost		(1,249,729,925)	(246,461,961)	(366,810,000)
Cash Receipts from Sales of Other Financial Assets at Amortized Cost		686,568,082	318,720,000	149,980,211
Cash Receipts from (+) / Cash Payments for (-) Derivative Financial Instruments	6.4	(3,855,905)	931,595	(488,201)
Cash Payments to Acquire Property, Plant and Equipment	6.7	(4,455,323)	(3,103,330)	(1,820,749)
Cash Receipts from Sales of Property, Plant and Equipment		0	20,469	28,444
Cash Payments to Acquire Intangible Assets	6.9	(44,881,207)	(562,314)	(644,575)
Cash Payments for Acquisitions of Shares at Fair Value through Other Comprehensive Income	6.10	0	(15,004,996)	(9,458)
Cash Receipts from Sales of Shares at Fair Value through Other Comprehensive Income	6.10	14,804,287	0
Cash Receipts from Sales of Subsidiaries		2,477,760	0	0
Interest Received		1,210,668	90,156	136,124
Net Cash Provided by / (Used in) Investing Activities		(879,622,866)	79,484,094	(177,750,603)

Financing Activities:
Cash Proceeds from Issuing Shares	4, 7.6.1, 7.6.5	80,598,468	0	193,613,868
Cash Payments for Costs from Issuing Shares	7.6.5	(100,370)	0	(15,038,362)
Cash Proceeds in Connection with Convertible Bonds Granted to Related Parties	8.2	773,300	3,714,361	1,020,849
Cash Receipts from Financing from Collaborations	4	510,186,974	0	0
Cash Proceeds from Issuing Convertible Bonds	7.5	319,946,211	0	0
Cash Payments for Principal Elements of Lease Payments	6.5	(2,786,972)	(2,349,801)	0
Interest Paid	6.8	(1,431,487)	(1,011,321)	(134,269)
Net Cash Provided by / (Used in) Financing Activities		907,186,124	353,239	179,462,086
Effect of Exchange Rate Differences on Cash		3,397,655	87,115	(59,463)
Increase / (Decrease) in Cash and Cash Equivalents		66,230,630	(1,145,786)	(31,129,293)
Disposal of Cash and Cash Equivalents due to Deconsolidation of Subsidiaries		(750,000)	0	0
Cash and Cash Equivalents at the Beginning of the Period		44,314,050	45,459,836	76,589,129
Cash and Cash Equivalents at the End of the Period		109,794,680	44,314,050	45,459,836

The Notes are an integral part of these consolidated financial statements.

Notes

1 General Information

BUSINESS ACTIVITIES AND THE COMPANY

MorphoSys AG (“the Company” or “MorphoSys”) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic antibodies for patients suffering from cancer and autoimmune diseases. The Company has a proprietary portfolio of compounds and a pipeline of compounds developed with partners from the pharmaceutical and biotechnology industry. MorphoSys was founded as a German limited liability company in July 1992. In June 1998, MorphoSys became a German stock corporation. In March 1999, the Company completed its initial public offering on Germany’s “Neuer Markt”: the segment of the Deutsche Börse designated, at that time, for high-growth companies. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). MorphoSys AG’s registered office is located in Planegg (district of Munich), and the registered business address is Semmelweisstrasse 7, 82152 Planegg, Germany. The MorphoSys AG consolidated and separate financial statements can be viewed at this address. The Company is registered in the Commercial Register B of the District Court of Munich under the number HRB 121023.

2 Summary of Significant Accounting Policies

2.1	BASIS OF AND CHANGES IN ACCOUNTING STANDARDS

2.1.1	BASIS OF APPLICATION

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). We have applied all standards and interpretations that were in force as of December 31, 2020 and adopted by the European Union (EU). As of December 31, 2020, there were no standards or interpretations that affected our consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 that were in effect, but not yet endorsed into European law. As a result, our consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. These consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch – HGB). In accordance with the regulations of the United States Securities and Exchange Commission, the statement of profit or loss is presented for a comparative period of three years. This extends beyond the comparative period of two years in accordance with the requirements of IFRS as adopted by the EU.

The consolidated financial statements as of the reporting dates of December 31, 2020 and 2019, as well as the periods from January 1 through December 31 for the years 2020, 2019 and 2018, comprise MorphoSys AG and its subsidiaries (collectively, the “MorphoSys Group” or the “Group”). MorphoSys AG prepares the consolidated financial statements for the largest and the smallest consolidated group.

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

All figures in this report were rounded to the nearest euro, thousand euros or million euros.

There was no material impact on the business, estimates and assumptions made or the recoverability of assets as a result of COVID-19.

Due to the market approval of Monjuvi, the corresponding amount reported under the balance sheet item “In-process research and development programs” was reclassified to the balance sheet item “License fees for marketed products” in the financial year 2020.

In the consolidated statement of cash flows, cash inflows and outflows for derivative financial instruments were reclassified from operating activities to investing activities due to incorrect classification. In order to provide comparable information for the previous year, the prior-year figures were adjusted accordingly. In financial year 2019, these were cash receipts of € 0.9 million and in 2018 cash payments of € 0.5 million.

Unless stated otherwise, the accounting policies set out below were applied consistently to all periods presented in these consolidated financial statements.

2.1.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The accounting principles applied generally correspond to the policies used in the prior year.

NEW OR REVISED STANDARDS AND INTERPRETATIONS ADOPTED FOR THE FIRST TIME IN THE FINANCIAL YEAR

Standard / Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Possible Impact on MorphoSys
IFRS 3 (A)	Business Combinations	01/01/2020	yes	none
IFRS 9, IAS 39 and IFRS 7 (A)	Interest Rate Benchmark Reform	01/01/2020	yes	none
IFRS 16 (A)	Covid-19-Related Rent Concessions	01/01/2020	yes	none
IAS 1 and IAS 8 (A)	Definition of Material	01/01/2020	yes	yes

	Amendments to References to the Conceptual Framework in IFRS Standards	01/01/2020	yes	none

(A) Amendments

The effects of the amendments to IAS 1 and IAS 8 on the consolidated financial statements are not considered material and are therefore not individually explained.

NEW OR REVISED STANDARDS AND INTERPRETATIONS NOT YET MANDATORILY APPLICABLE

The following new or revised standards that were not yet mandatory in the reporting period or have not yet been adopted by the European Union, have not been applied prematurely. The effects on the consolidated financial statements of standards marked with “yes” are considered probable and are currently being examined by the Group. Only significant effects are described in more detail. The effects on the consolidated financial statements of the extensions to IAS 1 and IAS 8 are not considered material and, therefore, not explained separately. Standards with the comment “none” are not expected to have a material impact on the consolidated financial statements.

Standard / Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Possible Impact on MorphoSys
IFRS 3 (A)	Reference to the Conceptual Framework	01/01/2022	no	none
IFRS 4 (A)	Extension of the Temporary Exemption from Applying IFRS 9	01/01/2021	no	none
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (A)	Interest Rate Benchmark Reform – Phase 2	01/01/2021	yes	none
IFRS 17 and IFRS 17 (A)	Insurance Contracts and Amendments to IFRS 17	01/01/2023	no	none
IAS 1 (A)	Classification of Liabilities as Current or Non-current	01/01/2023	no	yes
IAS 1 (A)	Disclosure of Accounting policies	01/01/2023	no	yes
IAS 8 (A)	Definition of Accounting Estimates	01/01/2023	no	yes
IAS 16 (A)	Property, Plant and Equipment – Proceeds before Intended Use	01/01/2022	no	none
IAS 37 (A)	Amended by Onerous Contracts – Cost of Fulfilling a Contract	01/01/2022	no	none

	Annual Improvements to International Financial Reporting Standards, 2018 – 2020	01/01/2022	no	none

(A) Amendments

2.2	CONSOLIDATION PRINCIPLES

2.2.1	CONSOLIDATED COMPANIES AND SCOPE OF CONSOLIDATION

MorphoSys AG, as the ultimate parent company, is located in Planegg, near Munich. MorphoSys AG has one wholly owned subsidiary, MorphoSys US Inc. in Boston, Massachusetts, USA (collectively referred to as the “MorphoSys Group” or the “Group”).

Effective November 16, 2020, the 100% direct investment in Lanthio Pharma B.V. (Groningen, the Netherlands) and the 100% indirect investment via Lanthio Pharma B.V. in LanthioPep B.V. (Groningen, the Netherlands) were sold. The two companies were no longer included in MorphoSys AG’s scope of consolidation as of this date.

The consolidated financial statements as of December 31, 2020, were prepared by the Management Board on March 11, 2021, by resolution of the Management Board, authorized for issue, and forwarded to the Supervisory

Board for review and approval. The members of the Group’s Management Board are Jean-Paul Kress, M.D., as Chief Executive Officer (Chair of the Management Board), Sung Lee as Chief Financial Officer, Malte Peters, M.D., as Chief Research and Development Officer and Roland Wandeler, Ph.D., as Chief Operating Officer.

Markus Enzelberger, Ph.D., stepped down as a member of the Management Board with effect from the end of February 29, 2020.

Jens Holstein stepped down as a member of the Management Board with effect from the end of November 13, 2020. Sung Lee assumed the position as Chief Financial Officer on February 2, 2021.

2.2.2	CONSOLIDATION METHODS

The following Group subsidiary was included in the scope of consolidation, as shown in the table below.

Company	Purchase of Shares / Establishment	Included in Basis of Consolidation since
MorphoSys US Inc., Boston, Massachusetts, USA	July 2018	07/02/2018

This subsidiary is fully consolidated as it is a direct wholly owned subsidiary. MorphoSys controls the subsidiary due to its full power over the investee. Additionally, MorphoSys is subject to risk exposure and has rights to variable returns from its involvement with the investee. MorphoSys also has unlimited capacity to exert power over the investee to influence its returns.

The Group does not have any entities consolidated as joint ventures using the equity method, nor does it exercise a controlling influence.

The assets and liabilities of the fully consolidated international entity are recognized using Group-wide uniform accounting and valuation methods. The consolidation methods applied have not changed from the previous year.

Upon consolidation, the carrying amounts of the parent company’s investments in each subsidiary are offset against the parent’s share in the equity of each subsidiary. Inter-company assets and liabilities, income and expenses, and profits or losses arising from transactions between Group companies are eliminated in full. The arm’s length principle was applied to all contracts and transactions between Group companies.

2.2.3	PRINCIPLES OF FOREIGN CURRENCY TRANSLATION

The Group’s consolidated financial statements are presented in euros, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency. The items included in the financial statements of each entity are measured using that functional currency.

TRANSACTIONS AND BALANCES

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items relating to operating business are recognized in other income or expenses. For monetary items relating to investing and financing activities, differences are recognized in finance income or finance expenses.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

GROUP COMPANIES

On consolidation, the assets and liabilities of foreign operations are translated into euros at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in “other comprehensive income reserve” (equity).

2.3	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

2.3.1	CREDIT RISK AND LIQUIDITY RISK

Financial instruments in which the Group may have a concentration of credit and liquidity risk are mainly cash and cash equivalents, financial assets at fair value, with changes recognized in profit or loss, other financial assets at amortized cost, derivative financial instruments and receivables. The Group’s cash and cash equivalents are mainly denominated in euros and US dollars. Financial assets at fair value, with changes recognized in profit or loss and other financial assets at amortized cost are high quality assets. Cash and cash equivalents, financial assets at fair value, with changes recognized in profit or loss, and other financial assets at amortized cost are generally held at numerous reputable financial institutions in Europe and the United States. With respect to its positions, the Group continuously monitors the financial institutions that are its counterparties to the financial instruments, as well as their creditworthiness, and does not anticipate any risk of non-performance.

The changes in impairment losses for credit risks (see Note 2.4) recognized in the statement of profit or loss for the financial years 2020, 2019 and 2018 under the item impairment losses on financial assets were determined based on the rationale that negative values represent additions and positive values represent reversals of risk provisions. There were no impairments in the 2020 financial year. The increase in this allowance compared to January 1, 2020 was primarily the result of the increase of financial assets at amortized cost for which impairment losses are determined.

	General Impairment Model			Simplified Impairment Model		Total
in 000’ €	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3
Balance as of January 1, 2019	(665)	(506)	0	(90)	0	(1,261)
Unused Amounts Reversed	445	427	0	90	0	962
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	0	0	0	(80)	0	(80)
Change between Impairment Stages	(79)	79	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2019	(299)	0	0	(80)	0	(379)
Balance as of January 1, 2020	(299)	0	0	(80)	0	(379)
Unused Amounts Reversed	299	0	0	80	0	379
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	(1,001)	0	0	(424)	0	(1,425)
Change between Impairment Stages	0	0	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2020	(1,001)	0	0	(424)	0	(1,425)

The Group recognizes impairment losses for default risks for financial assets as follows:

Balance Sheet Item as of December 31, 2020	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000’ €)	Impairment (in 000’ €)	Carrying Amount (in 000’ €)	Average Impairment Rate
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	109,797	(2)	109,795	0.0%
Other Financial Assets at Amortized Cost	low	Expected Twelve-Month Loss	847,300	(999)	846,301	0.1%
Accounts Receivable	low	Lifetime Expected Credit Losses	83,778	(424)	83,354	0.5%

Balance Sheet Item as of December 31, 2019	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000’ €)	Impairment (in 000’ €)	Carrying Amount (in 000’ €)	Average Impairment Rate
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	44,314	0	44,314	0.0%
Other Financial Assets at Amortized Cost	low	Expected Twelve-Month Loss	293,958	(299)	293,659	0.1%
Accounts Receivable	low	Lifetime Expected Credit Losses	15,162	(80)	15,082	0.5%

The Group is also exposed to credit risk from debt instruments that are measured at fair value in profit or loss. This includes the items “Financial Assets at Fair Value through Profit or Loss” and “Financial Assets from Collaborations”. As of December 31, 2020, the maximum credit risk corresponded to the carrying amounts of these items amounting to € 330.8 million (December 31, 2019: € 20.5 million).

One of the Group’s policies requires that all customers who wish to transact business on credit undergo a credit assessment based on external ratings. Nevertheless, the Group’s revenue and accounts receivable are still subject to credit risk from customer concentration. The Group’s single most significant customer accounted for € 50.1 million of accounts receivables as of December 31, 2020 (December 31, 2019: € 8.0 million), or 60% of the Group’s total accounts receivable at the end of 2020. The Group’s top three customers individually accounted for 78%, 14% and 1% of the total revenue in 2020.

As of December 31, 2019, 53% of the Group’s accounts receivable balance related to a single customer; of the total revenue in 2019, three customers individually accounted for 45%, 31% and 13%.

On December 31, 2018, one customer had accounted for 33% of the Group’s accounts receivable, and the top three customers in 2018 individually accounted for 65%, 25% and 5% of the Group’s revenue.

The table below shows the accounts receivables by region as of the reporting date.

in €	12/31/2020	12/31/2019
Europe and Asia	4,451,611	6,984,944
USA and Canada	79,326,304	8,176,758
Other	0	0
Impairment	(423,639)	(80,000)

Total	83,354,276	15,081,702

On December 31, 2020 and December 31, 2019, the Group’s exposure to credit risk from derivative financial instruments was assessed as low. The maximum credit risk (equal to the carrying amount) for rent deposits and other deposits on the reporting date amounted to € 1.4 million (December 31, 2019: € 1.0 million).

The following table shows the contractual cash flows of financial liabilities as of the reporting date.

	12/31/2020	12/31/2020	12/31/2020	12/31/2020
in €; due in	Less than One Year	Between One and Five Years	More than Five Years	Total
Trade Accounts Payable	47,558,635	0	0	47,558,635
Convertible Bonds	2,031,250	333,125,000	0	335,156,250
Financial Liabilities from Collaborations	161,250	180,346,823	529,337,547	709,845,620

	12/31/2019	12/31/2019	12/31/2019	12/31/2019
in €; due in	Less than One Year	Between One and Five Years	More than Five Years	Total
Trade Accounts Payable	10,655,014	0	0	10,655,014
Convertible Bonds due to Related Parties	12,324	0	0	12,324

Financial assets and financial liabilities were not netted as of December 31, 2020. Currently, there is no legal right to offset amounts recognized, to settle on a net basis, or to realize an asset and settle a liability simultaneously. There were no financial instruments pledged as collateral as of December 31, 2020.

2.3.2	MARKET RISK

Market risk represents the risk that changes in market prices, such as foreign exchange rates, interest rates or equity prices, will affect the Group’s results of operations or the value of the financial instruments held. The Group is exposed to both currency and interest rate risks.

CURRENCY RISK

The consolidated financial statements are prepared in euros. Both revenues and expenses of the Group are incurred in euros and US dollars. Throughout the year, the Group monitors the necessity to hedge foreign exchange rates to minimize currency risk and addresses this risk by using derivative financial instruments.

In accordance with the Group’s hedging policy, highly probable cash flows and definite foreign currency receivables collectible within a twelve-month period are tested to determine if they should be hedged. MorphoSys had begun using foreign currency options and forwards to hedge its foreign exchange risk against US-dollar receivables in 2003. For derivatives with a positive fair value, unrealized gains are recorded in other receivables and for derivatives with a negative fair value, unrealized losses are recorded in other liabilities.

As of December 31, 2020, there was no unsettled foreign exchange forward agreement (December 31, 2019: one unsettled foreign exchange forward agreement; December 31, 2018: nine unsettled foreign exchange forward agreements). The unrealized gross gains in prior years from foreign exchange forward agreements were recorded in the finance result in the respective years (December 31, 2019: € 0.4 million; December 31, 2018: € 0.1 million).

The Group’s exposure to foreign currency risk based on the carrying amounts of the items is shown in the table below.

as of December 31, 2020; in €	US$	Other
Cash and Cash Equivalents	76,581,756	0
Financial Assets at Fair Value through Profit or Loss	115,134,211	0
Other Financial Assets at Amortized Cost	57,326,015	0
Accounts Receivable	28,455,909	0
Financial Assets from Collaborations	42,870,499	0
Restricted Cash (included in Other Assets, Net of Current Portion)	712,891	0
Accounts Payable and Accruals	(51,436,436)	(52,305)
Financial Liabilities from Collaborations	(516,505,855)	0

Total	(246,861,010)	(52,305)

as of December 31, 2019; in €	US$	Other
Cash and Cash Equivalents	17,913,455	0
Financial Assets at Fair Value through Profit or Loss	16,221,808	0
Other Financial Assets at Amortized Cost	41,756,008	0
Accounts Receivable	978,368	0
Restricted Cash (included in Other Assets, Net of Current Portion)	289,537	0
Accounts Payable and Accruals	(4,910,130)	(5,662)
Gesamt	72,249,046	(5,662)

Different foreign exchange rates and their impact on assets and liabilities were simulated in a sensitivity analysis to determine the effects on profit or loss. A 10% increase in the euro versus the US dollar as of December 31, 2020, would have reduced the consolidated net profit by € 82.9 million. A 10% decline in the euro versus the US dollar would have increased the consolidated net profit by € 96.2 million.

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

INTEREST RATE RISK

The Group’s risk exposure to changes in interest rates mainly relates to fixed-term deposits and corporate bonds. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these securities. The Group’s investment focus places the safety of an investment ahead of its return and the ability to plan future cash flows. Interest rate risks are limited because all securities can be liquidated within a maximum of two years and due to the partially fixed interest rates during the term in order to ensure that planning is possible. In addition, changes in interest rates may affect the fair value of financial assets from collaborations.

Different interest rates and their effect on existing investments with variable interest rates and on financial assets from collaborations were simulated in a sensitivity analysis in order to determine the effect on profit or loss. An increase of the variable interest rate by 0.5% would have increased the consolidated net profit by € 1.2 million as of December 31, 2020 (December 31, 2019: reduction of consolidated net loss by € 0.3 million; December 31, 2018: reduction of consolidated net loss by € 0.4 million). A decrease of the variable interest rate by 0.5% would have decreased the consolidated net profit by € 1.4 million as of December 31, 2020 (December 31, 2019: increase of consolidated net loss by € 0.3 million; December 31, 2018: increase consolidated net loss by € 0.1 million).

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

Fair value is measured by using the same assumptions and taking into account the same characteristics of the asset or liability as would an independent market participant. Fair value is a market-based, not an entity-specific measurement. The fair value of non-financial assets is based on the best use of the asset by a market participant. For financial instruments, the use of bid prices for assets and ask prices for liabilities is permitted but not required if those prices best reflect the fair value in the respective circumstances. For simplification, mean rates are also permitted. This not only applies to financial assets but all assets and liabilities.

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

The carrying amounts of financial assets and liabilities, such as other financial assets at amortized cost, as well as accounts receivable and accounts payable, approximate their fair value because of their short- term maturities.

HIERARCHY LEVEL 1

The fair value of financial instruments traded in active markets is based on the quoted market prices on the reporting date. A market is considered active if quoted prices are available from an exchange, dealer, broker, industry group, pricing service, or regulatory body that is easily and regularly accessible, and prices reflect current and regularly occurring market transactions at arm’s length conditions. For assets held by the Group, the appropriate quoted market price is the buyer’s bid price. These instruments fall under Hierarchy Level 1 (see Note 6.2).

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

Hierarchy Level 2 contains foreign exchange forward agreements to hedge exchange rate fluctuations, term deposits and the convertible bonds. Future cash flows for these foreign exchange forward agreements are determined based on forward exchange rate curves. The fair value of these instruments corresponds to their discounted cash flows. The fair value of the term deposits and restricted cash is determined by discounting the expected cash flows at market interest rates. The fair value of the convertible bonds was determined by calculating the present value of all cash flows associated with the liability using the applicable reference interest rate with an adjustment to reflect MorphoSys’ credit risk premium.

Hierarchy Level 3 financial assets comprise investments at fair value, with changes recognized directly in equity, as well as financial assets and financial liabilities from collaborations. The underlying valuations are generally carried out by employees in the finance department who report directly to the Chief Financial Officer. The valuation process and results are reviewed and discussed among the persons involved on a regular basis. To determine the fair value of financial assets from collaborations, expected cash inflows from Incyte’s planned losses resulting from the co-promotion activities of Monjuvi in the USA are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account Incyte’s credit risk. In order to determine the fair value of the financial liabilities from collaborations for disclosure purposes (these are accounted for at amortized cost using the effective interest method as described in Note 4), expected cash outflows from the planned profits to Incyte resulting from the co-promotion activities of Monjuvi in the USA are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account the credit risk of MorphoSys. The cash inflows and outflows represent estimates of future revenues and costs from the co-promotion activities of Monjuvi in the USA and are subject to significant discretion. These estimates are based on assumptions that are jointly arrived at and approved of twice each year by the responsible departments at MorphoSys and Incyte. Financial assets and financial liabilities from collaborations are furthermore subject to significant uncertainties from currency exchange rate developments.

Hierarchy Level 3 financial assets are presented in Notes 4 and 6.10 of the notes to the consolidated financial statements. Hierarchy Level 3 financial liabilities are presented in Note 4.

Reclassifications between the hierarchy levels are generally taken into account as of the reporting dates; however, no transfers were made between the fair value hierarchy levels in 2020 or 2019.

The table below shows the fair values of financial assets and liabilities and the carrying amounts presented in the consolidated balance sheet.

December 31, 2020;
in 000’ €	Note		Hierarchy Level	Not classified into a Measurement Category	Financial Assets at Amortized Cost	Financial Assets at Fair Value (Through Profit or Loss)
Cash and Cash Equivalents	6.1	*		0	109,795	0
Financial Assets at Fair Value through Profit or Loss	6.2		1	0	0	287,938
Other Financial Assets at Amortized Cost	6.2	*		0	649,713	0
Accounts Receivable	6.3	*		0	83,354	0
Financial Assets from Collaborations	4		3	0	0	42,870
Other Receivables			*	0	2,159	0
Current Financial Assets				0	845,021	330,808
Other Financial Assets at Amortized Cost, Net of Current Portion	6.2		2	0	196,588	0
Prepaid Expenses and Other Assets, Net of Current Portion	6.12
thereof Non-Financial Assets			n/a	183	0	0
thereof Restricted Cash			2	0	1,384	0
Non-current Financial Assets				183	197,972	0

Total				183	1,042,993	330,808

Accounts Payable and Accruals	7.1	*		0	0	0
Current Portion of Lease Liabilities	6.8		n/a	(3,056)	0	0
Current Portion of Convertible Bond	7.5		2	0	0	0
Current Portion of Financial Liabilities from Collaborations				0	0	0
Current Financial Liabilities				(3,056)	0	0
Lease Liabilities, Net of Current Portion	6.8		n/a	(41,964)	0	0
Convertible Bond, Net of Current Portion	7.5		2	0	0	0
Financial Liabilities from Collaborations, Net of Current Portion	4		3	0	0	0
Non-current Financial Liabilities				(41,964)	0	0

Total				(45,020)	0	0

* Declaration waived in line with IFRS 7.29 (a). For these instruments the carrying amount is a reasonable approximation of fair value.

** Declaration waived in line with IFRS 7.29 (d) as disclosure is not required for lease liabilities.

Financial Assets at Fair Value (Through Other Comprehensive Income)	Financial Liabilities at Amortized Cost	Financial Liabilities at Fair Value	Total Carrying Amount	Fair value
0	0	0	109,795	*
0	0	0	287,938	287,938
0	0	0	649,713	*
0	0	0	83,354	*
0	0	0	42,870	42,870
0	0	0	2,159	*
0	0	0	1,175,829
0	0	0	196,588	197,749
			1,567
0	0	0	183	n/a
0	0	0	1,384	1,384
0	0	0	198,155

0	0	0	1,373,985

0	(128,554)	0	(128,554)	*
0	0	0	(3,056)	*	*
0	(423)	0	(423)	*
0	(155)	0	(155)	*
0	(129,132)	0	(132,188)
0	0	0	(41,964)	*	*
0	(272,760)	0	(272,760)	(334,124)
0	(516,351)	0	(516,351)	(617,178)
0	(789,111)	0	(831,075)

0	(918,243)	0	(963,263)

December 31, 2019;
in 000’ €	Note		Hierarchy Level	Not classified into a Measurement Category	Financial Assets at Amortized Cost	Financial Assets at Fair Value (Through Profit or Loss)
Cash and Cash Equivalents	6.1	*		0	44,314	0
Financial Assets at Fair Value through Profit or Loss	6.2		1	0	0	20,455
Other Financial Assets at Amortized Cost	6.2	*		0	207,735	0
Accounts Receivable	6.3	*		0	15,082	0
Other Receivables
thereof Financial Assets			*	0	1,217	0
thereof Forward Exchange Contracts used for Hedging	6.4		2	0	0	396
Current Financial Assets				0	268,348	20,851
Other Financial Assets at Amortized Cost, Net of Current Portion	6.2		2	0	84,922	0
Shares at Fair Value through Other Comprehensive Income	6.9
thereof Shares at Level 1			1	0	0	0
thereof Shares at Level 3			3	0	0	0
Prepaid Expenses and Other Assets, Net of Current Portion	6.10
thereof Non-Financial Assets			n/a	147	0	0
thereof Restricted Cash			2	0	989	0
Non-current Financial Assets				147	85,911	0

Total				147	354,259	20,851

Accounts Payable and Accruals	7.1	*		0	0	0
Current Portion of Lease Liabilities	6.7		n/a	(2,515)	0	0
Convertible Bonds – Liability Component			2	0	0	0
Current Financial Liabilities				(2,515)	0	0
Lease Liabilities, Net of Current Portion	6.7		n/a	(40,042)	0	0
Non-current Financial Liabilities				(40,042)	0	0

Total				(42,557)	0	0

* Declaration waived in line with IFRS 7.29 (a). For these instruments the carrying amount is a reasonable approximation of fair value.

** Declaration waived in line with IFRS 7.29 (d) as disclosure is not required for lease liabilities.

Financial Assets at Fair Value (Through Other Comprehensive Income)	Financial Liabilities at Amortized Cost	Financial Liabilities at Fair Value	Total Carrying Amount	Fair value
0	0	0	44,314 *
0	0	0	20,455	20,455
0	0	0	207,735 *
0	0	0	15,082 *
			1,613
0	0	0	1,217 *
0	0	0	396	396
0	0	0	289,199
0	0	0	84,922	84,922
			14,077
13,690	0	0	13,690	13,690
387	0	0	387	387
			1,136
0	0	0	147	n/a
0	0	0	989	989
14,077	0	0	100,135

14,077	0	0	389,334

0	(57,042)	0	(57,042)	*
0	0	0	(2,515)	*	*
0	(12)	0	(12)	(12)
0	(57,042)	0	(59,569)
0	0	0	(40,042)	*	*
0	(12)	0	(40,042)

0	(57,054)	0	(99,611)

2.4	IMPAIRMENT

2.4.1	FINANCIAL INSTRUMENTS ACCORDING TO GENERAL EXPECTED CREDIT LOSS MODEL

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost (term deposits with fixed and variable interest rates and bonds). The impairment method applied depends on whether there has been a significant increase in credit risk. If at the reporting date, the credit risk of a financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to twelve-month expected credit losses (Level 1). Where the expected lifetime of an asset is less than twelve months, expected losses are measured at its expected lifetime. Expected credit losses are based on the contractual cash flows multiplied by the premium of a credit default swap according to the expected maturity of the contracting party (Level 1). In case the credit risk of a financial instrument has increased significantly since initial recognition, the Group measures impairment for that financial instrument at an amount equal to the lifetime expected credit losses. The Group currently classifies an increase in credit risk on debt instruments as significant when the premium on a counterparty credit default swap has increased by 100 basis points since the initial recognition of the instrument (Level 2). If there is an objective indication of impairment, the interest received must also be adjusted so that the interest as of this date is accrued based on the net carrying amount (carrying amount less risk provisions) of the financial instrument (Level 3).

Objective evidence of a financial instrument’s impairment may arise from material financial difficulties of the issuer or the borrower, a breach of contract such as a default or delay in interest or principal payments, an increased likelihood of insolvency or other remediation process, or from the disappearance of an active market for a financial asset due to financial difficulties.

Financial instruments are derecognized when it can be reasonably expected that they will not be recovered and there is objective evidence of this. This is usually assumed to be the case when financial instruments are more than two years overdue. Impairment of financial instruments is recognized under impairment losses on financial assets.

2.4.2	FINANCIAL INSTRUMENTS ACCORDING TO SIMPLIFIED EXPECTED CREDIT LOSS MODEL

In the case of accounts receivable, the Group applies the simplified approach, which requires expected lifetime losses to be recognized from the initial recognition of the receivables (Level 2). In the event of objective indications of an impairment of accounts receivable, the expected loss must be calculated as the difference between the gross carrying amount and the present value of the expected cash flows discounted at the original effective interest rate (Level 3). An indicator that there is insufficient reason to expect recovery includes a situation, among others, when internal or external information indicates that the Group will not fully receive the contractual amounts outstanding.

All accounts receivable were aggregated to measure the expected credit losses, as they all share the same credit risk characteristics. All accounts receivable are currently due from customers with similar credit risk profiles. The impairment is determined on the basis of the premium for an industry credit default swap. In the event that accounts receivable cannot be grouped together, they are measured individually.

Accounts receivable are derecognized when it can be reasonably expected that they will not be recovered. Impairment of accounts receivable is recognized under other expenses. This is usually assumed to be the case when accounts receivable are more than two years overdue. If, in subsequent periods, amounts are received that were previously impaired, these amounts are recognized in other income.

2.4.3	NON-FINANCIAL ASSETS

The carrying amounts of the Group’s non-financial assets and inventories are reviewed at each reporting date for any indication of impairment. The non-financial asset’s recoverable amount and the inventory’s net realizable value are estimated if such indication exists. For goodwill and intangible assets that have indefinite useful lives or are not yet available for use, the recoverable amount is estimated at the same time each year or determined on an interim basis, if required. Impairment is recognized if the carrying amount of an asset or the cash-generating unit (CGU) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value-in-use or its fair value less the cost of disposal. In assessing value-in-use, the estimated future pre-tax cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purposes of impairment testing, assets that cannot be tested individually are grouped into the smallest group of assets that generates cash flows from ongoing use that are largely independent of the cash flows of other assets or CGUs. A ceiling test for the operating segment must be carried out for goodwill impairment testing. CGUs that have been allocated goodwill are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination may be allocated to groups of CGUs that are expected to benefit from the combination’s synergies.

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

REVENUES

Revenues from product sales, license fees, milestones, royalties and contracts with multiple performance obligations are subject to assumptions regarding variable consideration components, probabilities of occurrence and individual selling prices within the scope of the accounting and measurement principles explained in Note 2.7.1. Accruals in connection with revenues products sales are also affected by estimates and assumptions.

FINANCIAL ASSETS

Impairment losses on financial assets in the form of debt instruments and accounts receivable are based on assumptions about credit risk. The Group exercises discretion in making these assumptions and in selecting the inputs to calculate the impairment based on past experience, current market conditions and forward-looking estimates at the end of each reporting period.

FINANCIAL ASSETS AND LIABILITIES FROM COLLABORATIONS

For details on estimates and assumptions in connection with financial assets and liabilities from collaborations refer to note 4.

LEASES

In determining the lease term, all facts and circumstances are considered that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended.

IN-PROCESS R&D PROGRAMS AND GOODWILL

The Group performs an annual review to determine whether in-process R&D programs or goodwill is subject to impairment in accordance with the accounting policies discussed in Note 2.4.3. The recoverable amounts from in-process R&D programs and cash-generating units have been determined using value-in-use calculations and are subjected to a sensitivity analysis. These calculations require the use of estimates (see Note 6.9).

CONVERTIBLE BOND

The convertible bond is to be separated in a liability and an equity component. The amount allocated to the equity component was calculated by using a Black-Scholes valuation model. A Monte-Carlo simulation was used in order to determine the liability component. It was assessed that all cash flows associated with the liability component should be discounted by using a yield curve subject to default risk. All parameters necessary for the valuation are market observable, except for the risk premium included in MorphoSys’ default risk. The risk premium (assumed to be constant over the term) was calibrated in the manner that the value of the convertible bond in the model corresponds to the nominal value of the bond in the amount of € 325.0 million.

INCOME TAXES

Income taxes comprise taxes levied in the individual countries on taxable profit and changes in deferred taxes. The income taxes reported are recognized on the basis of the statutory regulations in force or enacted as of the reporting date in the amount in which they are expected to be paid or refunded. Deferred taxes are recognized for tax-deductible or temporary taxable differences between the carrying amounts of assets and liabilities in the IFRS balance sheet and the tax base, as well as for tax effects arising from consolidation measures and tax reduction claims arising from loss carryforwards that are likely to be realized in subsequent years. Goodwill is excluded.

The assessment of the recoverability of deferred tax assets considers the currently achieved total results of a legal entity as well as the expected future taxable results, derived from the corporate planning. The recognition of deferred tax assets on tax loss carryforwards requires management to make estimates and judgments about the amount of future taxable profit available against which the tax loss carryforwards can be utilized. Deferred tax assets on loss carryforwards are only recognized to the extent that sufficient taxable income is expected in the future.

Uncertain tax positions are analyzed on an ongoing basis and, if taxes are sufficiently probable, risk provisions are recognized in an appropriate amount in each case. Uncertainties arise, among other things, from matters that are being discussed in ongoing tax audits but have not yet resulted in final findings or are under discussion due to disputed legal situations or new case law.

As the estimates can change over time, for example, as a result of findings in the course of the tax audit or current case law, there will also be a corresponding effect on the amount of the required assessment of the risk provision. The amount of the expected tax liability or tax receivable reflects the amount representing the best estimate or the expected value, taking into account any existing tax uncertainties.

For the assessment of the impairment of deferred tax assets, the planning assumptions are influenced by key estimates and mainly include the Company’s profit forecasts for the period up to 2039.

2.5.2	CAPITAL MANAGEMENT

The Management Board’s policy for capital management is to preserve a strong and sustainable capital base in order to maintain the confidence of investors, business partners, and the capital market and to support future business development. As of December 31, 2020, the equity ratio was 37.4% (December 31, 2019: 79.5%; see also the following overview). The equity ratio decreased mainly due to the initial recognition of the financial liabilities from collaborations from the collaboration and license agreement with Incyte as well as the convertible bond.

in 000’ €	12/31/2020	12/31/2019
Stockholders’ Equity	621,322	394,702
In % of Total Capital	37.4%	79.5%
Total Liabilities	1,038,191	101,738
In % of Total Capital	62.6%	20.5%

Total Capital	1,659,513	496,439

The Management Board and employees can participate in the Group’s performance through long-term, performance-related remuneration components. These components consist of convertible bonds issued in 2013 and stock option plans (SOP) granted to the Management Board and certain employees of MorphoSys AG in 2017, 2018, 2019 and 2020, in accordance with the bonus system approved by the Annual General Meeting. In addition, MorphoSys established a Long-Term Incentive Plan (LTI Plan) in 2016, 2017, 2018 and 2019, as well as a performance share unit program (PSU program) in 2020 for the Management Board and certain employees of MorphoSys AG. In 2019 and 2020, MorphoSys established long-term incentive programs (Long-Term Incentive Plan – LTI Plan and Restricted Stock Unit Plan – RSU Plan) for certain employees of MorphoSys US Inc. In 2020, MorphoSys also established a long-term cash incentive plan (CLTI plan) for certain employees of MorphoSys US Inc. These LTI Plans are based on the performance-related issuance of shares (“performance shares” and shares still to be created from authorized capital under the RSU plans), which are finally allocated upon achievement of specific predefined performance criteria and after the expiration of the vesting period (see Notes 8.3 and 8.6). The PSU program and CLTI plan are settled in cash upon achievement of certain predefined performance criteria and the expiration of the vesting period.

There are no liabilities to banks. During the financial year, the Group made changes to its capital management by reflecting the financial liabilities from collaborations from the collaboration and license agreement with Incyte as well as from the issuance of the convertible bond.

Following overview contains the presentation and development of net liabilities. „Other Changes” include non-cash movements, including accrued interest expense, which are presented in operating activities in the cash flow statement.

in 000’ €	Lease Liabilities	Financial Liabilities from Collaborations	Convertible Bonds	Sub-Total	Cash and Cash Equivalents	Financial Assets at Fair Value through Profit or Loss	Financial Assets from Collaborations	Total
Balance as of January 1, 2019	(40,783)	0	0	(40,783)	45,460	44,581	0	49,258
Cash Flows	3,280	0	0	3,280	79,837	(24,854)	0	58,263
New Leases	(4,122)	0	0	(4,122)	0	0	0	(4,122)
Exchange differences	0	0	0	0	87	(24)	0	63
Other Changes	(932)	0	0	(932)	(81,070)	752	0	(81,250)

Balance as of December 31, 2019	(42,557)	0	0	(42,557)	44,314	20,455	0	22,212

Balance as of January 1, 2020	(42,557)	0	0	(42,557)	44,314	20,455	0	22,212
Cash Flows	3,918	(542,599)	(319,946)	(858,627)	26,813	281,761	32,413	(517,640)
New Leases	(5,286)	0	0	(5,286)	0	0	0	(5,286)
Exchange differences	0	66,379	0	66,379	3,398	(877)	(5,549)	63,350
Changes recognized in Equity	0	0	49,217	49,217	0	0	0	49,217
Other Changes	(1,094)	(40,285)	(2,454)	(43,833)	35,270	(13,402)	16,007	(5,958)

Balance as of December 31, 2020	(45,019)	(516,506)	(273,183)	(834,708)	109,795	287,938	42,870	(394,105)

2.6	USE OF INTEREST RATES FOR MEASUREMENT

The Group uses maturity-specific and credit risk adjusted interest rates to measure fair value. When calculating share-based payments, MorphoSys uses the interest rate on four-year German government bonds on the date the share-based payment was granted.

2.7	ACCOUNTING POLICIES APPLIED TO LINE ITEMS OF THE STATEMENT OF PROFIT OR LOSS

2.7.1	REVENUES AND REVENUE RECOGNITION

Recognizing revenue from contracts with customers requires the following five-stage approach:

•	Identification of the contract

•	Identification of performance obligations

•	Determination of the transaction price

•	Allocation of the transaction price

•	Revenue recognition

The Group’s revenues typically include revenue from product sales, license fees, milestone payments, service fees, and royalties.

REVENUES FROM PRODUCT SALES

Revenues from the sale of MorphoSys products are recognized at the transaction price at the time the customer obtains control of the product (defined as the point at which the customer receives the product). As a result, revenues are recognized based on a specific point in time. The transaction price represents the consideration expected by MorphoSys in exchange for the product and takes into account variable components. The variable consideration is only included in the transaction price if it is highly probable that there will not be a subsequent material adjustment to the transaction price.

The most common elements of variable consideration related to product sales at MorphoSys are listed below and are determined according to the expected value approach.

•

Rebates and discounts agreed with government agencies, buying groups, specialty distributors and specialty pharmacies are accrued and deducted from revenues at the time the related revenues are recognized. They are calculated based on actual discounts and rebates granted, specific regulatory requirements, specific terms in individual agreements, product pricing and/or the anticipated sales channel mix. Because the Company recognizes revenue upon transfer of control of the product to specialty distributors and specialty pharmacies, and not upon transfer to the end-user (patient), for certain rebates the Company is required to estimate of the mix of product sales between its sales channels in determining the amount of rebate that will ultimately be paid.

•	Discounts offered to customers are intended to encourage prompt payment and are deferred and recognized as revenue deductions at the time the related revenues are recognized.

•	Accruals for product returns are recognized as revenue deductions at the time the corresponding revenues are recognized.

Variable consideration is deducted from trade receivables, in case these are directly paid to the direct customer. In case payments are to be made to another party, these are presented as accruals. Accruals for revenue deductions are adjusted to the actual amounts when rebates and discounts and cash discounts are realized. The accruals represent estimates of the related obligations, meaning that management’s judgment is required in estimating the impact of these revenue deductions.

LICENSE FEES AND MILESTONE PAYMENTS

The Group recognizes revenues from license fees for intellectual property (IP) both at a point in time and over a period of time. The Group must make an assessment as to whether such a license represents a right-to-use the IP

(at a point in time) or a right to access the IP (over time). Revenue for a right-to-use license is recognized by the Group when the licensee can use and benefit from the IP after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing of a drug candidate or technology. A license is considered a right to access the intellectual property when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognized on a straight-line basis over the license term.

Milestone payments for research and development are contingent upon the occurrence of a future event and represent variable consideration. The Group’s management estimates at the contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; for example, achieving a specific success in clinical development (or not). The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of accumulated revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

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

ROYALTIES

Revenue recognition for royalties (income based on a percentage of sales of a marketed product) is based on the same revenue recognition principles that apply to sales-based milestones, as described above.

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

PRINCIPLE-AGENT RELATIONSHIPS

In agreements involving two or more independent parties who contribute to the provision of a specific good or service to a customer, the Group company assesses whether it has promised to provide the specific good or service itself (the company acting as a principal) or to arrange for this specific good or service to be provided by another party (the company acting as an agent). Depending on the result of this assessment, the Group company recognizes revenues on a gross (principal) or net (agent) basis. A Group company is an agent and recognizes revenue on a net basis if its obligation is to arrange for another party to provide goods or services, i.e., the Group company does not control the specified good or service before it is transferred to the customer. Indicators to assist a company in determining whether it does not control the good or service before it is provided to a customer and is, therefore, an agent, include, but are not limited to, the following criteria:

•	Another party is primarily responsible for fulfilling the contract.

•	The company does not have inventory risk.

•	The company does not have discretion in establishing the price.

No single indicator is determinative or weighted more heavily than other indicators. However, some indicators may provide stronger evidence than others, depending on the individual facts and circumstances. A Group company’s control needs to be substantive; obtaining the legal title to a good or service only momentarily before it is transferred to the customer does not necessarily indicate that a Group company is a principal. Generally, an assessment as to whether a Group company is acting as a principal or an agent in a transaction requires a considerable degree of judgment.

Based on the relevant facts and circumstances, the assessment of an agreement may lead to the conclusion that the counterparty is a cooperation partner or partner rather than a customer because the contract parties share equally in the risk of co-developing a drug and in the future profits from the marketing of the approved drug.

2.7.2	OPERATING EXPENSES

Operating expenses are allocated to the functional costs on the basis of cost centers or percentage allocation keys.

COST OF SALES

The cost of sales includes the acquisition and production cost of inventories recognized as an expense, personnel expenses, inventory write-downs, reversals of inventory write-downs, operating costs, impairments and scheduled depreciation and other expenses for intangible assets as well as costs for external services. Cost of sales are recognized as an expense as incurred.

RESEARCH AND DEVELOPMENT EXPENSES

Research costs are expensed in the period in which they occur. Development costs are generally expensed as incurred. Development costs are recognized as an intangible asset when the criteria such as the probability of expected future economic benefits, as well as the reliability of cost measurement, are met.

This line item contains personnel expenses, consumable supplies, other operating expenses, impairment charges, impairment reversals, amortization and other costs related to intangible assets (additional information can be found in Note 6.9), costs for external services, infrastructure costs and depreciation.

SELLING EXPENSES

The line item includes personnel costs, consumable supplies, operating costs, amortization of intangible assets (software; additional information can be found in Note 6.9), costs for external services, infrastructure costs and depreciation. This item also includes all expenses for services provided by Incyte in connection with the joint US sales activities.

GENERAL AND ADMINISTRATIVE EXPENSES

The line item includes personnel costs, consumable supplies, operating costs, amortization of intangible assets (software; additional information can be found in Note 6.9), costs for external services, infrastructure costs and depreciation.

PERSONNEL EXPENSES FROM STOCK OPTIONS

The Group spreads the compensation expenses from the estimated fair values of share-based payments on the reporting date over the period in which the beneficiaries provide the services that triggered the granting of the share-based payments. Personnel expense is recognized in the respective functional area to which the beneficiary is allocated.

Share-based compensation is considered when the Group acquires goods or services in exchange for shares or stock options (“settlement in equity instruments”) or other assets that represent the value of a specific number of shares or stock options (“cash settlement”). Additional information can be found in Notes 8.1 through 8.7.

OPERATING LEASE PAYMENTS

Through December 31, 2018, payments made within the scope of operating leases were recognized in profit or loss on a straight-line basis over the term of the lease according to IAS 17. According to SIC-15, all incentive agreements within the scope of operating leases are recognized as an integral part of the net consideration agreed for the use of the leased asset. The total amount of income from incentives is recognized as a reduction in lease expenses on a straight-line basis over the term of the lease.

The Group’s lease agreements were classified exclusively as operating leases through December 31, 2018. The Group did not engage in any finance lease arrangements.

2.7.3	OTHER INCOME

The line item “other income” consists primarily of foreign currency gains from operating activities.

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

No payments were granted in financial years 2020, 2019 or 2018 that are required to be classified as investment subsidies.

2.7.4	OTHER EXPENSES

The line item “other expenses” consists mainly of currency losses from the operating business.

2.7.5	FINANCE INCOME AND FINANCE EXPENSES

Gains and losses on hedges of foreign exchange rate fluctuations, changes in fair value and interest effects from the application of the effective interest method to financial assets and liabilities are recognized in finance income and finance expenses.

The accounting policies resulting from the collaboration and license agreement with Incyte are presented in Note 4.

2.7.6	INCOME TAX EXPENSES/BENEFITS

Current income taxes are calculated based on the respective local taxable income and local tax rules for the period. In addition, current income taxes presented for the period include adjustments for uncertain tax payments or tax refunds for periods not yet finally assessed, excluding interest expenses and penalties on the underpayment of taxes. In the event that amounts included in the tax returns are considered unlikely to be accepted by the tax authorities (uncertain tax positions), a provision for income taxes is recognized. Tax refund claims from uncertain tax positions are recognized when it is probable that they can be realized. Current taxes reflect the expected tax liability on the taxable income for the year, based on the enacted or r substantially enacted tax rates, as well as adjustments to the tax liability for previous years.

Deferred tax assets or liabilities are calculated for temporary differences between the tax bases and the financial statement carrying amounts, including differences from consolidation, unused tax loss carryforwards, and unused tax credits. Measurement is based on enacted or substantively enacted tax rates and tax rules.

Deferred tax assets are offset against deferred tax liabilities when the taxes are levied by the same taxation authority, and the entity has a legally enforceable right to offset current tax assets against current tax liabilities according to their maturity.

Assessments as to the recoverability of deferred tax assets require the use of judgment regarding assumptions related to estimated future taxable profits. This includes the amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities. The Group record a deferred tax asset only when it is probable that a corresponding amount of taxable profit will be available against which the deductible temporary differences relating to the same taxation authority and the same taxable entity can be utilized.

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

The Group reports basic and diluted earnings per share. Basic earnings per share are computed by dividing the net profit or loss attributable to parent company shareholders by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings per share are calculated in the same manner with the exception that the net profit or loss attributable to parent company shareholders and the weighted-average number of ordinary shares outstanding are adjusted for any dilutive effects resulting from stock options granted to the Management Board and employees and convertible bonds.

In 2019 and 2018, diluted earnings per share equaled basic earnings per share. The effect of 57,035 potentially dilutive shares in 2019 and 120,214 dilutive shares in 2018 resulting from stock options and convertible bonds granted to the Management Board and certain employees of the Company has been excluded from the diluted earnings per share as it would result in a decline in the loss per share and should, therefore, not be treated as dilutive.

The 67,964 stock options and 58,811 restricted stock units still unvested as of December 31, 2020 and the 515,433 shares from the convertible bond are included in the calculation of potentially dilutive shares as they are dilutive for the 2020 financial year.

2.8	ACCOUNTING POLICIES APPLIED TO BALANCE SHEET ASSETS

2.8.1	LIQUIDITY

Liquidity is defined as the sum of the balance sheet positions “Cash and Cash Equivalents”, “Financial Assets at Fair Value through Profit or Loss” and “Other Financial Assets at Amortized Cost”.

CLASSIFICATION

The Group classifies its financial assets (debt instruments) in the measurement categories of those subsequently measured at fair value (either through other comprehensive income or profit or loss) and those measured at amortized cost.

The Group defines all cash held at banks and on hand, as well as all short-term deposits with a maturity of three months or less as of the purchase date, as cash and cash equivalents. The Group invests the majority of its cash and cash equivalents at several major financial institutions including, Commerzbank, UniCredit, BayernLB, LBBW, BNP Paribas, Deutsche Bank, Sparkasse, Banque Européenne du Crédit Mutuel, Credit Suisse, UBS and Bank of America Merrill Lynch.

Guarantees granted for rent deposits and obligations from convertible bonds issued to employees are recorded as restricted cash under “Other Assets” because they are not available for use in the Group’s operations.

RECOGNITION AND DERECOGNITION

The Group recognizes a financial asset at the point in time when it becomes the contractual party of the financial asset. Financial assets are derecognized when the claims to receive cash flows from the financial assets expire or have been transferred, and the Group has transferred substantially all the risks and rewards of ownership.

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

Assets that are held in order to collect the contractual cash flows and for which these cash flows represent interest and principal payments only are measured at amortized cost. Interest income from these financial assets is recognized in finance income using the effective interest method. Negative interests are recognized in Finance Expense. Gains and losses upon derecognition are recognized directly in profit or loss and recorded in the finance result. Impairment losses are recognized as a separate line item in profit or loss.

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

Assets that do not meet the criteria of the categories “at amortized cost” or “at fair value through other comprehensive income” are allocated to the category “at fair value through profit or loss.” Gains and losses on debt instruments that are subsequently measured at fair value through profit or loss are recognized in the finance result in the period in which they occur.

The Group reclassifies debts instruments only in case when there is a change in the business model for managing such assets.

DERIVATIVES

The Group uses derivatives to hedge cash flows associated to foreign exchange risks. The use of derivatives is subject to a Group policy approved by the Management Board, which sets out a written guideline on the use of derivatives. According to the Group’s hedging policy, only highly probable future cash flows and clearly identifiable receivables that can be collected within a twelve-month period are hedged.

Derivatives are initially recognized at fair value at the time of the conclusion of a derivative transaction and subsequently measured at fair value at the end of each reporting period. The derivatives are presented as other receivables or other provision, depending on their nature. Changes in the fair value of a derivative instrument that is not accounted for as a hedging relationship are recognized directly in profit or loss in the finance result.

MorphoSys has not applied hedge accounting in the financial years 2020, 2019 and 2018.

2.8.2	ACCOUNTS RECEIVABLE, INCOME TAX RECEIVABLES AND OTHER RECEIVABLES

Accounts receivable are measured at amortized cost less any impairment using the simplified impairment model (see Notes 2.3.1, 2.4.2 and 6.3).

Income tax receivables mainly include receivables due from tax authorities in the context of capital gain taxes withheld to the nominal value without discount.

Other non-derivative financial instruments are measured at amortized cost using the effective interest method.

2.8.3	FINANCIAL ASSETS FROM COLLABORATIONS

The accounting policies applied to financial assets from collaborations are presented in Notes 2.3.3 and 4.

2.8.4	INVENTORIES

Inventories are measured at the lower value of production or acquisition cost and net realizable value under the first-in, first-out method. Acquisition costs comprise all purchase costs, including those incurred in bringing the inventories into operating condition, and take purchase price reductions into account, such as bonuses and discounts. Manufacturing costs comprise all directly attributable costs as well as reasonably allocated overhead. Net realizable value is the estimated selling price less the estimated expenses necessary for completion and sale. Inventories are divided into the categories of raw materials and supplies as well as finished goods.

The impairment to a net realizable value of zero on the antibody material (tafasitamab) derived from fermenter runs, recognized in cost of sales as well as research and development expenses in prior periods, was reversed due to the market approval of Monjuvi. This was now usable for commercialization and therefore represents inventory. Following its market approval, tafasitamab used for commercialization purposes is presented as inventory, which is measured at its cost of production and recognized in cost of sales upon its sale.

Inventory of tafasitamab used for clinical trials or research activities are presented as other current assets and once it is used costs are recognized in the income statement under research and development expenses when consumed.

2.8.5	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses include expenses resulting from an outflow of liquid assets prior to the reporting date that are only recognized as expenses in the subsequent financial year. Such expenses usually involve maintenance contracts, sublicenses and upfront payments for external laboratory services not yet performed. Other current assets primarily consist of receivables from tax authorities from input tax surpluses, combination compounds as well as receivables from upfront payments. This item is recognized at nominal value or acquisition cost less impairments.

2.8.6	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at historical cost less accumulated depreciation (see Note 6.7) and any impairment losses (see Note 2.4.3). Historical cost includes expenditures directly related to the purchase at the time of the acquisition. Replacement purchases, building alterations and improvements are capitalized, whereas repair and maintenance expenses are recognized as expenses as they are incurred. Property, plant and equipment are depreciated on a straight-line basis over its estimated useful life (see table below). Leasehold improvements are depreciated on a straight-line basis over the shorter of either the asset’s estimated useful life or the remaining term of the lease.

Asset Class	Useful Life	Depreciation Rates
Office Equipment	8 years	13%
Laboratory Equipment	4 years	25%
Low-value Office and Laboratory Equipment	Immediately	100%
Computer Hardware	3 years	33%
Permanent Improvements to Property/Buildings	10 years	10%

The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted when necessary.

Borrowing costs that can be directly attributed to the acquisition, construction or production of a qualifying asset are not included in the acquisition or production costs because the Group’s operating business is funded with equity.

2.8.7	LEASES

As of January 1, 2019, the Group applies the IFRS 16 standard on leases.

For lessees, a uniform approach is applied to the recognition of leases, according to which assets for the right-of-use assets of the leased assets and liabilities for the payment obligations entered into are required to be recognized in the balance sheet for all leases. At the time a leased asset becomes available for the Group’s use, a right-of-use asset and corresponding lease liability are recognized in the balance sheet.

Right-of-use assets are measured at cost, which is calculated as the lease liability plus lease payments made at or before the date on which the asset is made available for use, less lease incentives received and additional initial direct costs and dismantling obligations. Subsequent measurement of right-of-use assets is at amortized cost. The right-of-use assets are amortized on a straight-line basis over the shorter of either the useful life or the term of the lease agreement.

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

As of January 1, 2019, the rental expenses recognized in the statement of profit or loss up to and including the 2018 financial year were replaced by depreciation and amortization of assets and interest expenses from the compounding of lease liabilities. This means that the related costs are recorded in various items of the statement of profit or loss and differ in their total amount compared to the application of IAS 17. As a result of the interest expenses recorded under finance expenses in the statement of profit or loss, there was a material effect on Group EBIT in the 2019 financial year compared with the application of IAS 17 in financial year 2018. In accordance with IAS 17, interest expenses were part of rental expenses and were recorded under operating expenses in the statement of profit or loss.

The payments for the redemption of lease liabilities and the payments attributable to the interest portion of the lease liabilities are allocated to cash flow from financing activities.

For low-value leases and short-term leases (terms of less than twelve months), mainly technical equipment, use is made of the simplified application. Accordingly, no right-of-use assets or lease liabilities are recognized; instead, the lease payments are recognized as an expense over the term of the lease.

Impairment losses are recognized in accordance with the principles described in Note 2.4.3.

2.8.8	INTANGIBLE ASSETS

Purchased intangible assets are capitalized at acquisition cost and exclusively amortized on a straight-line basis over their useful lives. Internally generated intangible assets are recognized to the degree the corresponding recognition criteria are met.

Development costs are capitalized as intangible assets when the corresponding capitalization criteria have been met, namely, clear specification of the product or procedure, technical feasibility, intention of completion, use, commercialization, coverage of development costs through future free cash flows, reliable determination of these free cash flows and availability of sufficient resources for completion of development and sale. Amortization of intangible assets is recorded in cost of goods sold or research and development expenses.

Expenses to be classified as research expenses are allocated to research and development expenses.

Subsequent expenditures for capitalized intangible assets are capitalized only when they substantially increase the future economic benefit of the specific asset to which they relate. All other expenditures are expensed as incurred.

PATENTS

Patents obtained by the Group are recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.4.3). Patent costs are amortized on a straight-line basis over the lower of the estimated useful life of the patent (ten years) or the remaining patent term. Amortization starts when the patent is issued. Technology identified in the purchase price allocation for the acquisition of Sloning BioTechnology GmbH was recorded at the fair value at the time of acquisition, less accumulated amortization (useful life of 10 years).

LICENSES

The Group has acquired license rights from third parties by making upfront license payments, paying annual fees to maintain the license and paying fees for sublicenses. The Group amortizes upfront license payments on a straight-line basis over the estimated useful life of the acquired license (8 to 13 years). The amortization period and method are reviewed at the end of each financial year. Annual fees to maintain a license are amortized over the term of each annual agreement. Sublicense fees are amortized on a straight-line basis over the term of the contract or the estimated useful life of the collaboration for contracts without a set duration.

LICENSES FOR MARKETED PRODUCTS

Due to the market approval of Monjuvi, the amount recognized in the balance sheet item “In-process R&D programs” as of December 31, 2019, has been reclassified to the balance sheet item “Licenses for marketed products.” The prepaid license fees and milestone payments that are subsequently paid after the milestones have been reached are amortized over the estimated useful life of the acquired license. The duration and method of amortization are reviewed at the end of each financial year. In the case of triggering events, the asset is tested for any impairment. Because the Group applies the cost accumulation approach, milestones in the near future are not taken into account.

IN-PROCESS R&D PROGRAMS

This line item previously contained capitalized payments from the in-licensing of compounds for the Proprietary Development segment, as well as milestone payments for these compounds subsequently paid as milestones were achieved. Additionally, this line item also included compounds and antibody programs resulting from acquisitions. As of December 31, 2020, no assets were recognized in this balance sheet item due to the launch of Monjuvi and the divestment of the Lanthio entities’ in-process R&D programs.

SOFTWARE

Software is recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.4.3). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful life of three to five years. Software is amortized from the date the software is operational.

GOODWILL

Goodwill is recognized for expected synergies from business combinations and the skills of the acquired workforce. Goodwill is tested annually for impairment (see Note 6.9).

Intangible Asset Class	Useful Life	Amortization Rates
Patents	10 years	10%
Licenses and Licenses for Marketed Products	8 - 24 years	13% - 4%
In-process R&D Programs	Not yet amortized, Impairment Only	-
Software	3 - 5 years	33% - 20%
Goodwill	Impairment Only	-

2.8.9	SHARES AT FAIR VALUE, WITH CHANGES RECOGNIZED IN OTHER COMPREHENSIVE INCOME

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

2.8.10	PREPAID EXPENSES AND OTHER ASSETS, NET OF CURRENT PORTION

The non-current portion of expenses incurred prior to the reporting date but recognized in subsequent financial years is recorded in prepaid expenses. This line item contains maintenance contracts and sublicenses.

This line item also includes other non-current assets recognized at fair value. Other non-current assets consist mainly of restricted cash, such as rent deposits.

2.9	ACCOUNTING POLICIES APPLIED TO EQUITY AND LIABILITY ITEMS OF THE BALANCE SHEET

2.9.1	FINANCIAL LIABILITES

INITIAL RECOGNITION AND MEASUREMENT

Financial liabilities are recognized when the group entity becomes a party to the financial instrument that establishes the financial liability. Financial instruments are initially recognized on the settlement date in the case of regular way purchases or sales, and derivative financial instruments are initially recognized on the trade date.

Financial liabilities are measured at fair value on initial recognition. Direct attributable transaction costs are deducted from the fair value if they are attributable to financial liabilities measured at amortized cost. Transaction costs are recognized directly in profit or loss if they are related to the issue of financial liabilities measured at fair value.

SUBSEQUENT MEASUREMENT

For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss

•	Financial liabilities at amortized cost

Subsequent measurement of financial liabilities at fair value through profit or loss is at fair value. Gains or losses from changes in fair value are recognized in profit or loss in the financial result.

After initial recognition of financial liabilities at amortized cost, these financial liabilities are measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss in the financial result using the effective interest method.

DERECOGNITION

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

2.9.2	ACCOUNTS PAYABLE, ACCRUALS AND OTHER PROVISIONS

Accounts payable and accruals are initially recognized at fair value and subsequently at amortized cost using the effective interest method. Non-financial liabilities with a term of more than one year are discounted to their net present value. Liabilities that are uncertain in their timing or amount are recorded as accruals.

Accruals are recognized for obligations to third parties arising from past events. Furthermore, accruals are only recognized for legal or factual obligations to third parties if the event’s occurrence is more likely than not. Accruals are recognized in the amount required to settle the respective obligation and discounted to the reporting date when the interest effect is material. The amount required to meet the obligation also includes expected price and cost increases. The interest portion of the addition to accruals is recorded in the finance result. The measurement of accruals is based on past experience and considers the circumstances in existence on the reporting date.

The Group has entered into various research and development contracts with research institutions and other companies. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Group recognizes accruals for estimated ongoing research costs that have been incurred. When evaluating the appropriateness of the deferred expenses, the Group analyzes the progress of the studies, including the phase and completion of events, invoices received and contractually agreed costs. Significant judgments and estimates are made in determining the deferred balances at the end of any reporting period. Actual results may differ from the Group’s estimates. The Group’s historical accrual estimates have not been materially different from the actual costs.

Other provisions mainly include cash-settled share-based payments.

2.9.3	TAX LIABILITIES

Tax liabilities are recognized and measured at their nominal value. Tax liabilities contain obligations from current taxes, excluding deferred taxes. Liabilities for trade taxes, corporate taxes and similar taxes on income are determined based on the taxable income of the consolidated entities less any prepayments made.

2.9.4	CURRENT PORTION OF CONTRACT LIABILITIES

Upfront payments from customers for services to be rendered by the Group and revenue that must be recognized over a period of time are deferred and measured at the nominal amount of cash received. The corresponding rendering of services and revenue recognition is expected to occur within a twelve-month period following the reporting date.

2.9.5	CONTRACT LIABILITIES, NET OF CURRENT PORTION

This line item includes the non-current portion of deferred customer upfront payments and revenue that must be recognized over a period of time. Contractual liabilities are measured at the nominal amount of cash received.

2.9.6	CONVERTIBLE BONDS

The components of the convertible bonds issued by MorphoSys are recognized separately as a financial liability and as an equity instrument according to the economic substance of the contractual arrangement. As of the date of issuance, the fair value of the liability component was determined using the market interest rate applicable to comparable non-convertible instruments. This amount was recognized as a financial liability at amortized cost using the effective interest method until settlement on conversion or maturity of the instrument. The conversion option classified as equity was determined as the difference between the total value of the convertible bond and the fair value of the liability component. The resulting amount, net of income tax effects, is recognized in the capital reserve as part of equity and is not adjusted in subsequent periods. No gain or loss arises from the exercise or expiration of the conversion option. Transaction costs associated with the instrument are allocated between the two components based on the allocation of proceeds. The transaction costs attributable to the borrowed capital were deducted from carrying amount of the liability component and are amortized over the term of the convertible bond using the effective interest method.

Interest calculated pro rata and payable within the next 12 months is shown as current.

2.9.7	CONVERTIBLE BONDS DUE TO RELATED PARTIES

The Group has issued convertible bonds to the Group’s Management Board and employees. The equity component of a convertible bond must be recorded separately under additional paid-in capital. The equity component is determined by deducting the separately determined amount of the liability component from the fair value of the convertible bond. The effect of the equity component on profit or loss is recognized in personnel expenses from stock options, whereas the effect on profit or loss from the liability component is recognized as interest expense. The exercise period of the conversion rights expired on March 31, 2020.

2.9.8	DEFERRED TAXES

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

Deferred tax assets are offset against deferred tax liabilities when the taxes are levied by the same taxation authority and their maturity and the entity has a legally enforceable right to offset current tax assets against current tax liabilities. Deferred tax assets and liabilities may not be discounted.

Deferred tax assets on loss carryforwards and temporary differences are recognized and measured on the basis of projected future taxable income. They are only recognized if sufficient taxable income is available in the future to utilize the deferred tax assets.

In assessing the recoverability of deferred tax assets, only the effects on earnings of the reversal of temporary differences arising from deferred tax liabilities, the planned results from operating activities, and possible tax strategies are taken into account. The planned results are based on internal forecasts of the future earnings situation of the respective Group company for the assessment of recoverability in the case of loss carryforwards and the long-term planning of the respective company for the assessment of recoverability in the case of temporary differences. If there are doubts about the realizability of the loss carryforwards, no corresponding deferred tax assets are recognized in individual cases, or deferred tax assets already recognized are impaired. The tax deferrals recognized are subject to ongoing reviews of the underlying assumptions. Changes in assumptions or circumstances may necessitate adjustments, which may result in additional tax deferrals or their reversal. Deferred tax assets and liabilities are offset if they relate to the same tax authority, and the right to offset current tax assets and liabilities is legally enforceable. Deferred tax assets and liabilities are recognized on an undiscounted basis. If the items underlying the temporary differences, or tax expenses and income respectively, are recognized directly in equity, this also applies to the current taxes or deferred tax assets and liabilities attributable thereto.

2.9.9	FINANCIAL LIABILITIES FROM COLLABORATIONS

The accounting policies applied to financial liabilities from collaborations are presented in Note 2.3.3 and Note 4.

2.9.10	STOCKHOLDERS’ EQUITY

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

The allocation of treasury shares to beneficiaries under long-term incentive plans (in this case: performance shares) is reflected in this line item based on the set number of shares to be allocated after the expiration of the four-year vesting period (quantity structure) and multiplied by the weighted-average purchase price of the treasury shares (value structure). The adjustment is carried out directly in equity through a reduction in the line item “treasury stock,” which is a deduction from common stock, while simultaneously reducing additional paid-in capital. Further information can be found in Notes 8.3.1 and 8.3.2.

ADDITIONAL PAID-IN CAPITAL

Additional paid-in capital mainly consists of personnel expenses resulting from the grant of stock options, convertible bonds and performance shares, the conversion option of convertible bonds classified as equity, as well as the proceeds from newly created shares in excess of their nominal value.

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

The Management Board evaluates a segment’s economic success using selected key figures so that all relevant income and expenses are included. EBIT, which the Company defines as earnings before finance income, finance expenses, income from impairment reversals/expenses from impairment losses on financial assets and income taxes, is the key benchmark for measuring and evaluating the operating results. Refer to the table in Note 3.3 for a reconciliation of EBIT to net income as well as to the table in Note 5.3 for a breakdown of finance income and expenses. Other key internal reporting figures include revenues, operating expenses, segment results and the liquidity position.

Starting in first quarter of 2021, MorphoSys will no longer present the previous segment information for the Proprietary Development and Partnered Discovery segment to the Company’s chief operating-decision maker, the Management Board. Internal reporting will only focus on the Groups key value drivers, which are product sales, further market approvals of tafasitamab and royalties. The previous segment reporting will be made for external reporting purposes for the last time as of December 31, 2020. The future reporting will only include the consolidated statement of profit or loss and there will no longer be any segment reporting.

3.1	PROPRIETARY DEVELOPMENT

The Proprietary Development segment comprises all activities related to the proprietary development of therapeutic antibodies. Currently, this segment’s activities comprise a total of eleven antibody programs, with tafasitamab representing the Company’s most advanced proprietary clinical program. Also included are the antibody felzartamab (MOR202), which was partially out-licensed to I-Mab and the proprietary program otilimab, which was out-licensed to GlaxoSmithKline (GSK) in 2013. The partially or completely out-licensed programs have been part of the Proprietary Development segment since the beginning of their development and will therefore continue to be reported in this segment. MorphoSys is also pursuing other early-stage proprietary development and co-development programs. One other program is in preclinical development and a further six programs are in drug discovery. The Proprietary Development segment also manages the development of proprietary technologies

3.2	PARTNERED DISCOVERY

MorphoSys’s technology for generating therapeutics is based on human antibodies. The Group markets this technology commercially through its partnerships with numerous pharmaceutical and biotechnology companies. The Partnered Discovery segment encompasses all operating activities relating to these commercial agreements.

3.3	CROSS-SEGMENT INFORMATION

The information on segment assets is based on the assets’ respective locations.

For the Twelve-month Period Ended December 31	Proprietary Development			Partnered Discovery			Unallocated			Group
(in 000’ €)	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
External Revenues	278,630	34,286	53,610	49,068	37,469	22,832	0	0	0	327,698	71,755	76,442
Operating Expenses	(265,159)	(143,459)	(107,019)	(11,643)	(10,671)	(9,516)	(32,945)	(25,723)	(19,969)	(309,747)	(179,853)	(136,504)
Segment Result	13,471	(109,173)	(53,409)	37,425	26,798	13,316	(32,945)	(25,723)	(19,969)	17,951	(108,098)	(60,062)
Other Income	9,386	125	159	0	0	0	5,199	680	1,486	14,585	805	1,645
Other Expenses	0	(19)	0	0	0	0	(5,175)	(608)	(689)	(5,175)	(627)	(689)
Segment EBIT	22,857	(109,067)	(53,250)	37,425	26,798	13,316	(32,921)	(25,651)	(19,172)	27,361	(107,920)	(59,106)
Finance Income	81,995	0	0	0	0	0	10,052	0	0	92,047	2,799	418
Finance Expenses	(45,443)	0	0	0	0	0	(50,771)	0	0	(96,214)	(2,272)	(754)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets										(702)	872	(1,035)
Earnings before Taxes										22,492	(106,521)	(60,477)
Income Tax Benefit / (Expenses)										75,399	3,506	4,305
Consolidated Net Profit / (Loss)										97,891	(103,015)	(56,172)
Current Assets	138,515	12,155	15,842	13,965	11,078	7,114	1,054,336	280,460	365,949	1,206,816	303,693	388,905
Non-current Assets	103,747	72,928	42,041	7,166	11,851	6,288	341,784	107,967	101,530	452,697	192,746	149,859
Total Segment Assets	242,262	85,083	57,883	21,131	22,929	13,402	1,396,120	388,427	467,479	1,659,513	496,439	538,764
Current Liabilities	102,177	36,176	32,167	7,363	2,877	1,471	90,919	22,505	12,285	200,459	61,558	45,923
Non-current Liabilities	544,761	27,775	3,291	4,517	5,771	158	288,454	6,633	1,019	837,732	40,179	4,468
Stockholders’ Equity	0	0	0	0	0	0	621,322	394,702	488,373	621,322	394,702	488,373

Total Segment Liabilities and Equity	646,938	63,951	35,458	11,880	8,648	1,629	1,000,695	423,840	501,677	1,659,513	496,439	538,764

Capital Expenditure	48,260	2,830	1,319	429	625	879	526	207	268	49,215	3,662	2,466
Depreciation and Amortization	3,201	1,718	1,903	1,104	1,385	1,429	425	355	418	4,730	3,458	3,750

The segment result is defined as the segment’s revenue, less the segment’s operating expenses. The unallocated operating expenses of € 32.9 million (2019: € 25.7 million; 2018: € 20.0 million) included primarily expenses for central administrative functions that are not allocated to one of the two segments. Finance income, finance expense and income tax, except for the effects from the collaboration and license agreement with Incyte, are also not allocated to the segments as they are managed on a Group basis. Unallocated segment assets and liabilities have the same background as unallocated operating expenses. In the 2020 financial year, impairments totaling € 13.9 million were recognized in the Proprietary Development segment and € 2.1 million in the Partnered Discovery segment on property, plant and equipment as well as intangible assets (2019: impairments of € 1.6 million in the Proprietary Development segment; 2018: impairments of € 19.2 million in the Proprietary Development segment).

The Group’s key customers are allocated to both the Proprietary Development and the Partnered Discovery segments. As of December 31, 2020, the single most important customer represented accounts receivable with a carrying amount of € 50.1 million (December 31, 2019: € 8.0 million). The largest customer for the Group accounted for revenues in 2020 of € 255.8 million, the second-largest for € 44.7 million, and the third-largest for € 4.1 million. The largest and third-largest customer in 2020 were allocated to the Proprietary Development segment and the second-largest customer to the Partnered Discovery segment.

In 2019, the largest customer for the Group accounted for revenues of € 32.3 million, the second-largest for € 22.0 million, and the third-largest for € 9.4 million. The largest customer was allocated to the Partnered Discovery segment and the second-largest and third-largest customers to the Proprietary Development segment.

In 2018, € 49.5 million of the Group’s total revenues came from the largest customer, € 19.0 million from the second-largest customer, and € 3.9 million from the third-largest customer. The largest and third-largest customers were allocated to the Proprietary Development segment and the second-largest customer to the Partnered Discovery segment.

The following overview shows the Group’s regional distribution of revenue:

in 000’ €	2020	2019	2018
Germany	0	145	309
Europe and Asia	8,640	39,322	56,784
USA and Canada	319,058	32,288	19,350

Total	327,698	71,755	76,443

The following overview shows the timing of the satisfaction of performance obligations:

	Proprietary Development			Partnered Discovery
in 000’ €	2020	2019	2018	2020	2019	2018
At a Point in Time thereof performance obligations fulfilled in previous periods: in Proprietary Development € 0.8 million in 2020, € 29.1 million in 2019 and € 0 in 2018 and in Partnered Discovery € 46.2 million in 2020, € 32.9 million in 2019 and € 19.0 million in 2019	278,630	34,286	53,610	48,808	36,984	22,268
Over Time	0	0	0	260	485	564

Total	278,630	34,286	53,610	49,068	37,469	22,832

A total of € 311.6 million (December 31, 2019: € 175.8 million) of the Group’s non-current assets, excluding deferred tax assets, are located in Germany and € 8.3 million in the USA (December 31, 2019: € 4.4 million). In the Netherlands, there were no non-current assets as of December 31, 2020 due the sale of the Lanthio entities (December 31, 2019: € 12.5 million). Of the Group’s investments, € 47.6 million (December 31, 2019: € 2.3 million) were made in Germany, € 1.6 million (December 31, 2019: € 1.3 million) in the USA and less than € 0.1 million (December 31, 2019: less than € 0.1 million) in the Netherlands. In accordance with internal definitions, investments solely include additions to property, plant and equipment and intangible assets not related to leases and business combinations.

4 Collaboration and License Agreement with Incyte

On January 13, 2020, MorphoSys AG and Incyte Corporation announced that both companies had signed a collaboration and license agreement for the further global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. The agreement became effective on March 3, 2020 following the receipt of antitrust clearance. Under the terms of the agreement, MorphoSys received an upfront payment of US$ 750.0 million (€ 691.7 million). In addition, Incyte invested US$ 150.0 million (€ 130.9 million) in new ADSs of MorphoSys. MorphoSys increased its common stock by issuing 907,441 new ordinary shares from Authorized Capital 2017-I, excluding the preemptive rights of existing shareholders, to facilitate Incyte’s purchase of 3,629,764 ADSs. Each ADS represents one-quarter of one MorphoSys ordinary share. The new ordinary shares underlying the ADSs represented 2.84% of the registered common stock of MorphoSys prior to the capital increase. Incyte purchased the 3,629,764 new ADSs at a price of US$ 41.32 (approximately € 36.27) per ADS. This price represented a premium of 20% on the volume-weighted average price of the ADSs 30 days prior to the signing of the collaboration and license agreement. Subject to limited exceptions, Incyte has agreed not to sell or otherwise transfer any of the new ADSs (representing 2.76% of MorphoSys’s registered common stock following the capital increase) for a period of 18 months.

Depending on the achievement of certain developmental, regulatory, and commercial milestones, MorphoSys is eligible to receive milestone payments amounting to up to US$ 1.1 billion (approximately € 973.0 million). MorphoSys will also receive tiered royalties in a mid-teen to mid-twenties percentage of net sales of Monjuvi outside the US. In the US, MorphoSys and Incyte will co-commercialize Monjuvi, with MorphoSys being responsible for the commercial relationship with the end customer, which also comprises the deliveries of the drug and the collection of the related cash inflows. The revenues from product sales of Monjuvi will, therefore, be recognized by MorphoSys, as it is the principal of the transaction. Incyte and MorphoSys are jointly responsible for the commercialization activities in the US and will equally share any profits and losses (50/50 basis). Outside the US, Incyte will receive exclusive commercialization rights, determine the commercialization strategy and be responsible for the commercial relationship with the end customer, including the deliveries of the drug and the collection of the related cash inflows. Therefore, Incyte will recognize all revenues generated from sales of tafasitamab outside the US and will pay royalties to MorphoSys on these sales.

MorphoSys received a total of US$ 900.0 million (€ 822.6 million) from Incyte upon signing the agreement. At the time of its initial recognition, a current financial asset in the amount of US$ 48.9 million (€ 45.1 million) and a non-current financial liability in the amount of US$ 588.3 million (€ 542.6 million) were recognized and recorded in the balance sheet items “Financial assets from collaborations” and “Financial liabilities from collaborations”. The financial asset represents MorphoSys’s current reimbursement claim against Incyte from the expected future losses associated with the US commercialization activities (as Incyte has agreed to compensate MorphoSys for 50% of said losses) measured at fair value. The non-current financial liability, measured initially at fair value, represents Incyte’s prepaid entitlement to future profit sharing on sales of Monjuvi in the US (as MorphoSys will share 50% of these profits with Incyte). Incyte has already acquired this right with the payments made in March 2020; therefore, a liability had to be recognized at that time. The basis for the initial valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the United States for the years ahead. As part of Incyte’s participation in the equity of MorphoSys AG through a capital increase, the equivalent of US$1.0 million (€ 0.9 million; equivalent to the nominal value of € 1 per ordinary share) was recognized in common stock and US$ 90.7 million (€ 79.7 million) in additional paid-in capital in the amount of the fair value of the investment. The remainder of US$ 268.9 million (€ 236.1 million) was recognized as revenues according to IFRS 15, as this is the amount recognized as consideration for the marketing license for tafasitamab outside the US. Due to the different timing of revenue recognition and receipt of payment from Incyte, foreign currency gains of € 8.4 million were recognized.

The financial asset is subsequently measured at fair value through profit or loss and the financial liability at amortized cost using the effective interest method. Any resulting effective interest is recognized in the finance result. The basis for the valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the US for the years ahead. Cash flows from the profits and losses shared equally between the two parties are generally recognized directly against the financial asset or financial liability. Differences between the planned and actual cash flows from the financial asset or financial liability are recorded in the finance result. Effects resulting from changes in planning estimates regarding the expected net cash flows from financial assets and financial liabilities are also recognized in the finance result. The initial interest rate continues to be applied for the subsequent measurement of the financial liability, whereas the current yield curve is used for the financial assets. Foreign currency translation effects from the financial asset or financial liability are also recognized in the finance result.

The planning assumptions are influenced by significant estimates and mainly comprise revenues and costs for the production and sale of Monjuvi in the US, the discount rate and the expected term of cash flows. Revenues are affected by variable influencing factors such as patient numbers and the number of doses of Monjuvi administered, as well as the price that can be obtained in the market. Costs include the manufacturing costs for these doses of Monjuvi and other cost components for e.g. sale, transport, insurance and packaging. For more information on the discount rate, see section 2.3.3 of these notes. The term is the estimated time period over which Monjuvi will generate benefits in the approved indication and therefore the expected term of product sales in the US.

As of December 31, 2020, US$ 633.8 million (€ 516.5 million) was recognized as a current and non-current financial liability and US$ 52.6 million (€ 42.9 million) as a financial asset as a result of the collaboration with Incyte.

MorphoSys and Incyte will also share the development costs for the jointly initiated worldwide and US-specific clinical trials at a ratio of 55% (Incyte) to 45% (MorphoSys). This 45% share of development costs borne by MorphoSys is included in research and development costs. Should MorphoSys provide services in excess of this 45% share, MorphoSys will be entitled to a compensation claim against Incyte, which will qualify as revenue in accordance with IFRS 15. Related expenses for the provision of the service are recognized as cost of sales. Conversely, MorphoSys has to bear additional research and development expenses if Incyte performs more than 55% of the total clinical trial services. In addition, Incyte will assume 100% of future development costs for clinical trials in countries outside the United States, which are conducted in Incyte’s own responsibility. Incyte has the option to obtain development services from MorphoSys for this purpose. If this option is exercised, the related income will be recognized as revenue.

The financial assets from collaborations measured according to Level 3 changed in 2020 as follows:

In T €	2020
Opening Balance	0
Additions	45,090
Cash Receipts	(12,677)
Through Other Comprehensive Income	0
Through Profit or Loss (in Finance Result)	10,458

Closing Balance	42,870

If the expected sales revenues and cost components had changed by 1%, the fair value of the financial asset from collaborations would have been in a range of € 42.1 million to € 43.7 million (acquisition date: € 43.7 million to € 46.5 million).

The estimates underlying the financial liabilities from collaboration are subject to a sensitivity analysis below. This would have resulted in the following effects on the fair value of the financial liabilities from collaborations upon initial recognition. In each case, one planning assumption is changed and all other estimates are kept constant.

in million €	+ 1%	(1)%
Change in Price obtained in the Market (revenue related)	13.8	(13.8)
Change in Patient Numbers and Number of Doses administered (revenue related)	12.7	(12.6)
Change in Manufacturing Costs and other Cost Components (cost related)	(7.2)	7.2
Change in Patient Numbers and Number of Doses administered (cost related)	(1.2)	1.2
Discount Rate	(43.1)	47.7

The effects included in the previous table would have correspondingly affected the revenue recognized as residual value for the marketing license for tafasitamab outside the US at the acquisition date. An increase in financial liabilities from collaborations would have led to lower and a decrease to higher sales revenues.

As of December 31, 2020, percentage changes in significant estimates would have impacted the financial liabilities from collaborations as follows.

in million €	+ 1%	(1)%
Change in Price obtained in the Market (revenue related)	11.2	(11.2)
Change in Patient Numbers and Number of Doses administered (revenue related)	10.1	(10.1)
Change in Manufacturing Costs and other Cost Components (cost related)	(6.2)	6.2
Change in Patient Numbers and Number of Doses administered (cost related)	(1.1)	1.1

5 Notes to the Profit or Loss Statement

5.1	REVENUES

	Proprietary Development			Partnered Discovery
in 000’ €	2020	2019	2018	2020	2019	2018
Product Sales, Net	22,983	0	0	0	0	0
License Fees	236,051	0	50,596	43	265	618
Milestone Payments	847	29,100	0	3,978	1,370	3,917
Service Fees	18,749	5,186	3,014	2,580	4,046	2,919
Royalties	0	0	0	42,467	31,788	15,379

Total	278,630	34,286	53,610	49,068	37,469	22,833

Substantially all service fee revenues relate to revenues on a gross basis (principal).

Of the total revenues generated in 2020, a total of € 47.1 million were recognized from performance obligations that were fulfilled in previous periods and related to milestone payments and royalties (2019: € 62.0 million; 2019: € 19.0 million).

5.2	OPERATING EXPENSES

5.2.1	COST OF SALES

Cost of sales consisted of the following:

in 000’ €	2020	2019	2018
Expensed Acquisition or Production Cost of Inventories	5,564	0	0
Personnel Expenses	11,054	3,233	1,797
Impairment (+) and Reversals of Impairment (-) on Inventories	(9,933)	8,685	0
Other Operating Expenses	12	18	0
Impairment, Amortization and Other Costs of Intangible Assets	2,251	0	0
External Services	128	49	0
Depreciation and Other Costs for Infrastructure	98	100	0

Total	9,174	12,085	1,797

For the explanation of the income in the line “impairment and reversals of impairment on inventories”, see Note 6.5 of these notes.

5.2.2	RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consisted of the following:

in 000’ €	2020	2019	2018
Personnel Expenses	35,495	30,131	25,288
Impairment (+) and Reversals of Impairment (-) on Inventories	(3,338)	0	0
Consumable Supplies	3,239	2,874	2,310
Other Operating Expenses	2,498	3,142	2,761
Impairment, Amortization and Other Costs of Intangible Assets	20,201	5,631	22,760
External Services	74,663	60,710	47,889
Depreciation and Other Costs for Infrastructure	8,669	5,944	5,389

Total	141,427	108,432	106,397

For the explanation of the income in the line “impairment and reversals of impairment on inventories”, see Note 6.5 of these notes.

In 2020, a total of € 16.0 million in impairment losses was recognized as expenses for intangible assets, which related to the MOR107 in-process R&D program, licenses and patents as well as to goodwill.

5.2.3	SELLING EXPENSES

Selling expenses consisted of the following:

in 000’ €	2020	2019	2018
Personnel Expenses	52,959	6,967	2,536
Consumable Supplies	125	14	3
Other Operating Expenses	3,360	1,158	538
Amortization of Intangible Assets	8	11	25
External Services	50,591	14,150	2,953
Depreciation and Other Costs for Infrastructure	700	371	328

Total	107,743	22,671	6,383

5.2.4	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consisted of the following:

in 000’ €	2020	2019	2018
Personnel Expenses	32,352	23,382	15,016
Consumable Supplies	565	389	15
Other Operating Expenses	1,250	1,875	1,012
Amortization of Intangible Assets	55	39	97
External Services	13,097	9,241	4,475
Depreciation and Other Costs for Infrastructure	4,084	1,739	1,313

Total	51,403	36,665	21,928

5.2.5	PERSONNEL EXPENSES

Personnel expenses consisted of the following:

in 000’ €	2020	2019	2018
Wages and Salaries	99,438	43,476	30,349
Social Security Contributions	8,043	5,686	4,341
Share-based Payment Expense	8,955	6,654	5,585
Temporary Staff (External)	5,760	2,633	1,241
Other	9,664	5,264	3,121

Total	131,860	63,713	44,637

In the years 2020, 2019 and 2018, other personnel expenses consisted mainly of costs for personnel support and personnel development.

The cost of defined contribution plans amounted to € 0.8 million in 2020 (2019: € 0.7 million; 2018: € 0.7 million).

The following number of employees as of December 31 of a given year were employed in the various functions and allocated to the segments as follows:

	2020	2019	2018
Research and Development	351	300	246
Selling	142	40	21
General and Administrative	122	86	62
Total	615	426	329
Proprietary Development	423	249	209
Partnered Discovery	59	61	49
Unallocated	133	116	71

Total	615	426	329

The average number of employees for the 2020 financial year was 564 (2019: 374; 2018: 327).

5.3	OTHER INCOME AND EXPENSES, FINANCE INCOME AND FINANCE EXPENSES

The other income and other expenses are shown in the following overview.

in 000’ €	2020	2019	2018
Gain from Deconsolidation of Lanthio Entities	379	0	0
Gain on Foreign Exchange from Operating Activities	13,656	233	677
Grant Income	61	98	153
Gain from recognition of previously unrecognized intangible assets	0	0	350
Income from Other Items	489	474	465
Other Income	14,585	805	1,645

Loss on Foreign Exchange from Operating Activities	(4,581)	(413)	(457)
Expenses from Other Items	(594)	(214)	(232)
Other Expenses	(5,175)	(627)	(689)

The finance income and finance expenses are shown in the following overview.

in 000’ €	2020	2019	2018
Foreign Currency Gains from Financial Liabilities from Collaborations	66,379	0	0
Gain from Changes of Estimates in Financial Assets from Collaborations	15,616	0	0
Gain from Foreign Currency Hedging	698	1,476	322
Gain on Financial Assets at Fair Value through Profit or Loss	8,121	1,101	5
Interest Income on Other Financial Assets at Amortized Cost	1,233	223	91
Finance Income	92,047	2,799	418

Foreign Currency Losses from Financial Assets from Collaborations	(5,549)	0	0
Effective Interest Expenses from Financial Liabilities from Collaborations	(15,329)	0	0
Losses from Changes of Estimates in Financial Liabilities from Collaborations	(24,565)	0	0
Losses from Foreign Currency Hedging	(4,950)	(214)	(444)
Loss on Financial Assets at Fair Value through Profit or Loss	(32,138)	(299)	(85)
Interest Expenses for Other Financial Assets at Amortized Cost	(9,391)	(796)	(53)
Interest Expenses on Lease Liabilities	(1,174)	(932)	0
Interest Expenses for Financial Liabilities at Amortized Cost	(2,454)	0	(126)
Bank Fees	(664)	(31)	(46)
Finance Expenses	(96,215)	(2,273)	(754)

The following net gains or losses resulted from financial instruments in the financial year:

in 000’ €	2020	2019	2018
Financial Assets at Fair Value through Profit or Loss	(18,202)	2,063	(202)
Other Financial Assets at Amortized Cost	(8,860)	299	(978)
Shares at Fair Value through Other Comprehensive Income	1,260	(1,160)	(127)
Financial Liabilities at Amortized Cost	24,031	0	(126)

Total	(1,771)	1,202	(1,433)

Net gains or losses mainly comprised gains and losses from hedging exchange rate fluctuations, interest income and expenses, as well as valuation effects from changes in fair value. The category financial liabilities at amortized cost also includes gains and losses from changes in planning estimates from financial liabilities from collaborations.

5.4	INCOME TAX EXPENSES AND BENEFITS

MorphoSys AG is subject to corporate taxes, the solidarity surcharge and trade taxes. The Company’s corporate income tax rate in the reporting year remained unchanged (15.0%), as did the solidarity surcharge (5.5%) and the effective trade tax rate (10.85%), resulting in a combined effective tax rate of 26.68%.

MorphoSys US Inc. is subject to Federal Corporate Income Tax of 21.0 % and a blended State Income Tax of combined and effective 4.11%, resulting in a total effective income tax rate of 25.11%.

in 000’ €	2020	2019	2018
Current Tax Benefit / (Expense) (Thereof Regarding Prior Years: k€ 66; 2019: € 0; 2018: k€ 1)	(67,073)	(1)	1
Deferred Tax Benefit / (Expenses)	142,472	3,507	4,304

Total Income Tax Benefit / (Expenses)	75,399	3,506	4,305

The Group recorded total income tax benefits of € 75.4 million in 2020, which was mainly driven by the different accounting treatment of the collaboration and license agreement for tax purposes, since the resulting financial liability could not be recorded for tax purposes. This included current tax expenses of € 67.1 and deferred tax expenses from temporary differences of € 10.6 million. These were more than offset by deferred tax benefits from temporary differences of € 153.1 million. From the initial valuation of the convertible bond, € 12.8 million was recorded through equity and the share of deferred taxes to be recognized in profit or loss was recorded as current tax expense at € 1.3 million.

The following table reconciles the expected income tax expense to the actual income tax expense as presented in the consolidated financial statements. The combined income tax rate of 26.675% in the 2020 financial year (2019: 26.675%; 2018: 26.675%) was applied to profit before taxes to calculate the statutory income tax expense. This rate consisted of a corporate income tax of 15.0%, a solidarity surcharge of 5.5% on the corporate tax, and an average trade tax of 10.85% applicable to the Group.

in 000’ €	2020	2019	2018
Earnings Before Income Taxes	22,492	(106,520)	(60,477)
Expected Tax Rate	26.675%	26.675%	26.675%
Expected Income Tax	(6,000)	28,414	16,132
Tax Effects Resulting from:
Premium from Capital Increase by Incyte	14,182	0	0
Share-based Payment	(1,823)	(387)	(363)
Permanent Differences	4,991	(101)	0
Non-Tax-Deductible Items	(9,718)	(151)	(126)
Differences in Profit or Loss-Neutral Adjustments	0	(310)	3,716
Non-Recognition of Deferred Tax Assets on Temporary Differences	0	0	(349)
Non-Recognition of Deferred Tax Assets on Current Year Tax Losses	0	(24,285)	(14,497)
Recognition of Deferred Tax Assets on Prior Year Temporary Differences	6,548	0	0
Effect from Utilization of Loss Carryforwards for which no Deferred Tax Assets were recognized	66,472	0	0
Tax Rate Differences to Local Tax Rates	140	(1,461)	(268)
Effect of Tax Rate Changes	0	1,789	0
Prior Year Taxes	0	0	1
Other Effects	607	(2)	59
Actual Income Tax	75,399	3,506	4,305
Effective Tax Rate	335.2%	(3.3)%	(7.1)%

As of December 31, 2020, the tax loss carryforwards in MorphoSys AG were fully utilized on the basis of the net income generated and the profit to be taken into account for tax purposes pursuant to Section 5 paragraph 2a of the German Income Tax Act. Tax loss carryforwards from previous years at MorphoSys US Inc. were capitalized as start-up losses for taxation purposes and are treated accordingly as temporary differences. The respective deferred tax asset of € 6.0 million was capitalized, because realization is likely based on the positive current planning and the implemented transferprice method. On November 16, 2020, the 100 % direct investment in Lanthio Pharma B.V. and the 100 % indirect investment in LantioPep B.V. were sold. As a result, the previous loss carryforwards are to be eliminated.

Deferred taxes on temporary differences are capitalized in full due to the long-term positive business development and the associated positive earnings forecasts of MorphoSys AG and MorphoSys US Inc. The forecast period is up to 2039 and in line with the accrual period of the financial liability from collaborations, and the respective analysis is based on long-term corporate planning and supports the assessment as strong evidence that the deferred tax assets will be realized.

in 000’ €	Unlimited Carry-Forward of Tax Losses	Limited Carry-Forward of Tax Losses
Tax Losses from Prior Years	295,417	20,435
Tax Losses from Current Year	0	0
Reclassification to Temporary Differences	(27,453)	0
Expiry / Deconsolidation	(18,772)	(20,435)
Utilization of Tax Losses	(249,193)	0

Total Tax Losses as of December 31, 2020	0	0

Deferred tax assets and deferred tax liabilities consisted of the following:

in 000’s €, as of December 31	Deferred Tax Asset 2020	Deferred Tax Asset 2019	Deferred Tax Liability 2020	Deferred Tax Liability 2019
Collaborations	137,778	0	5,475	0
Convertible Bonds	113	0	13,653	0
Leases	824	1	787	448
Intangible Assets	8,753	8,138	517	1,351
Inventories	1,328	0	0	0
Receivables and Other Assets	1,099	0	211	55
Property, Plant and Equipment	0	0	381	0
Other Provisions	2,581	0	2,723	9,778
Other Liabilities	0	0	980	350
Tax Losses	0	3,843	0	0
Offsetting	(19,670)	(11,982)	(19,670)	(11,982)

Total	132,806	0	5,057	0

€ 3.2 million of deferred tax assets were regarded as current and € 129.6 million as non-current (reversal or offset after more than 12 months). Deferred tax liabilities are of current nature, income tax receivables and income tax payables are both fully of current nature.

	Changes in Deferred Taxes in 2020
in 000’s €, as of December 31	Recognized in Profit or Loss Income / (Expense)	Recognized in Equity
Collaborations	132,303	0
Convertible Bonds	(806)	(12,734)
Leases	484	0
Intangible Assets	1,449	0
Inventories	1,328	0
Receivables and Other Assets	943	0
Property, Plant and Equipment	(381)	0
Other Provisions	9,636	0
Other Liabilities	(630)	0
Tax Losses	(3,843)	0
Foreign Currency Translation Differences	642	0

Total	141,125	(12,734)

As of December 31, 2020, there were no temporary differences in connection with investments in subsidiaries (as of December 31, 2019 the respective outside basis differences for which no deferred tax liability was recognized amounted to € 0.6 million).

5.5	EARNINGS PER SHARE

Earnings per share are calculated by dividing the 2020 consolidated net profit of € 97,890,576 (2019: consolidated net loss of € -103,014,058; 2018: consolidated net loss of € -56,172,121) by the weighted-average number of ordinary shares outstanding during the respective year (2020: 32,525,644; 2019: 31,611,155; 2018: 31,338,948).

The table below shows the calculation of the weighted-average number of ordinary shares.

	2020	2019
Shares Issued on January 1	31,957,958	31,839,572
Effect of Treasury Shares Held on January 1	(225,800)	(281,036)
Effect of Share Issuance	725,953	0
Effect of Transfer of Treasury Stock / Shares Issued in January	3,291	247
Effect of Transfer of Treasury Stock / Shares Issued in February	0	230
Effect of Transfer of Treasury Stock / Shares Issued in March	17,516	208
Effect of Transfer of Treasury Stock / Shares Issued in April	12,561	10,500
Effect of Transfer of Treasury Stock / Shares Issued in May	22,106	5,789
Effect of Transfer of Treasury Stock / Shares Issued in June	183	296
Effect of Transfer of Treasury Stock / Shares Issued in July	707	588
Effect of Transfer of Treasury Stock / Shares Issued in August	631	1,533
Effect of Transfer of Treasury Stock / Shares Issued in September	5,829	25,122
Effect of Transfer of Treasury Stock / Shares Issued in October	4,709	331
Effect of Transfer of Treasury Stock / Shares Issued in November	0	7,702
Effect of Transfer of Treasury Stock / Shares Issued in December	0	73

Weighted-average Number of Shares of Common Stock	32,525,644	31,611,155

Diluted earnings per share is calculated by taking into account the potential increase in the Group’s ordinary shares as the result of granted stock options, restricted stock units and convertible bonds.

The following table shows the reconciliation of basic earnings per share to diluted earnings per share (in €, except for disclosures in shares).

2020
Numerator (in €)
Consolidated Net Profit - used in calculating Basic Earnings per Share	97,890,576
Interest in connection with Dilutive Shares	654,487
Profit used in calculating Diluted Earnings per Share	98,545,063
Denominator (in Shares)
Weighted average Ordinary Shares Used in Calculating Basic Earnings per Share	32,525,644
Dilutive Shares	642,208
Weighted average Ordinary Shares and potential Ordinary Shares Used in Calculating Diluted Earnings per Share	33,167,852
Earnings per Share (in €)
Basic	3.01

Diluted	2.97

In 2019 and 2018, diluted earnings per share equaled basic earnings per share. The effect of 115,684 potentially dilutive shares in 2019 and 52,930 dilutive shares in 2018 resulting from stock options granted to the Management Board and certain employees of the Company was excluded from the diluted earnings per share as it would result in a decline in the loss per share and should, therefore, not be treated as dilutive.

6 Notes to the Balance Sheet Assets

6.1	CASH AND CASH EQUIVALENTS

in 000’ €	12/31/2020	12/31/2019
Bank Balances and Cash in Hand	109,797	44,314
Impairment	(2)	0

Cash and Cash Equivalents	109,795	44,314

The presentation of the development of the expected twelve-month loss for cash and cash equivalents can be found in Note 2.3.1.

6.2	FINANCIAL ASSETS AT FAIR VALUE, WITH CHANGES RECOGNIZED IN PROFIT OR LOSS AND OTHER FINANCIAL ASSETS AT AMORTIZED COSTS

The financial assets at fair value, with changes recognized in profit or loss, are shown in the following overview.

			Gross Unrealized
in 000’ €	Maturity	Cost	Gains	Losses	Market Value
December 31, 2020
Money Market Funds	daily	288,050	293	(405)	287,938

Total					287,938

December 31, 2019
Money Market Funds	daily	20,330	125	0	20,455

Total					20,455

Realized and unrealized gains and losses on money market funds held or sold were recognized in the finance result in profit or loss. The valuation of financial assets resulted in a net loss of € 6.1 million in 2020 (2019: net gain of € 0.4 million; 2018: net loss of less than € 0.1 million).

The other financial assets at amortized cost are shown in the following overview.

in 000’ €	Maturity	Cost	Unrealized Interest Gain (+) / Loss (-)	Impairment	Carrying amount
December 31, 2020
Term Deposits, Current Portion	4—12 Months	649,745	380	(412)	649,713
Bonds	More than 12 Months	197,827	(652)	(587)	196,588

Total					846,301

December 31, 2019
Term Deposits, Current Portion	4—12 Months	207,846	90	(201)	207,735
Commercial Papers	More than 12 Months	10,000	1	0	10,001
Term Deposits, Net of Current Portion	More than 12 Months	75,000	18	(97)	74,921

Total					292,657

As of December 31, 2020, these assets mainly consisted of term deposits with fixed or variable interest rates, as well as corporate bonds with fixed interest.

Interest expense from financial assets classified as “at amortized cost” amounted to € 0.5 million in 2020 (2019: € 0.1 million interest income; 2018: € 0.1 million interest income) and was recognized in the finance result.

The risk associated with these financial instruments results primarily from bank credit risks. The presentation of the development of the expected twelve-month loss and the lifetime expected credit loss for term deposits and corporate bonds can be found in Note 2.3.1.

Further information on the accounting for financial assets is provided in Note 2.8.1.

6.3	ACCOUNTS RECEIVABLE

All accounts receivable are non-interest-bearing and generally have payment terms of between 30 and 180 days. As of December 31, 2020, accounts receivable mainly included royalty payments not yet received and receivables from the collaboration and license agreement with Incyte. As of December 31, 2019, accounts receivable mainly consisted of royalty payments not yet received and unbilled services associated with the transfer of projects to customers.

The presentation of the development of the risk provisions in the 2020 and 2019 financial years for accounts receivable using the simplified impairment model can be found in Note 2.3.1.

6.4	OTHER RECEIVABLES

Other receivables as of December 31, 2020, mainly consisted of receivables from creditors with debit accounts in the amount of € 1.2 million (December 31, 2019: € 0.3 million). As of December 31, 2019, other receivables mainly consisted of receivables from unrealized gross gains on foreign exchange forward agreements in the amount of € 0.4 million. The foreign exchange forward agreements were classified as financial assets at fair value through profit or loss.

As of December 31, 2020 and December 31, 2019, there were no impairments recognized on other receivables.

6.5	INVENTORIES

Inventories amounted to € 10.0 million as of December 31, 2020 (December 31, 2019: € 0.3 million) and consisted of raw materials and supplies (€ 5.3 million) and finished goods (€ 4.7 million).

The impairment to a net realizable value of zero on the antibody material (tafasitamab) derived from fermenter runs, which was recognized in cost of sales and research and development expenses in prior periods, was reversed due to the market approval of Monjuvi. At the time of the reversal tafasitamab was allocated only under inventories. The reversal resulted in a net gain of € 13.3 million, which was fully attributable to financial year 2019. The reversal of the impairment loss was recognized in cost of sales of € 9.9 million and in research and development expenses of €3.3 million. There were no impairment losses to be recognized in 2020 and 2019.

6.6	INCOME TAX RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2020, income tax receivables amounted to € 0.4 million (December 31, 2019: € 0.1 million) and consisted of receivables from capital gain taxes withheld.

Prepaid expenses and other current assets are shown in the following table.

in 000’ €	12/31/2020	12/31/2019
Combination Drugs	10,003	4,790
Receivables due from Tax Authorities from Input Tax Surplus	3,920	3,502
Upfront Fees for External Laboratory Services	1,210	745
Upfront Fees for Sublicenses	777	466
Other Prepayments	4,711	4,557

Total	20,621	14,060

An impairment of € 0.5 million was recognized on combination drugs in 2020 (December 31, 2019: € 0.7 million).

6.7	PROPERTY, PLANT AND EQUIPMENT

in 000’ €	Office and Laboratory Equipment	Furniture and Fixtures	Total
Cost
January 1, 2020	18,386	2,390	20,776

Additions	2,662	1,672	4,334
Disposals	(1,006)	(8)	(1,014)
Exchange differences	(1)	(112)	(113)

December 31, 2020	20,041	3,942	23,983

Accumulated Depreciation and Impairment
January 1, 2020	15,654	469	16,123

Depreciation Charge for the Year	2,101	363	2,464
Disposals	(921)	(2)	(923)
Exchange differences	0	(5)	(5)

December 31, 2020	16,834	825	17,659

Carrying Amount
January 1, 2020	2,732	1,921	4,653

December 31, 2020	3,207	3,117	6,324

Cost
January 1, 2019	17,658	939	18,597

Additions	1,647	1,452	3,099
Disposals	(919)	(1)	(920)

December 31, 2019	18,386	2,390	20,776

Accumulated Depreciation and Impairment
January 1, 2019	14,758	308	15,066

Depreciation Charge for the Year	1,805	161	1,966
Impairment	10	0	10
Disposals	(919)	0	(919)

December 31, 2019	15,654	469	16,123

Carrying Amount
January 1, 2019	2,900	631	3,531

December 31, 2019	2,732	1,921	4,653

No borrowing costs were capitalized during the reporting period, and there were neither restrictions on the retention of title nor property, plant and equipment pledged as security for liabilities. There were no material contractual commitments for the purchase of property, plant and equipment as of the reporting date.

The disposals in the 2020 financial year included € 0.4 million in acquisition costs and € 0.3 million in accumulated depreciation and impairment from the sales of the Lanthio entities.

Depreciation is contained in the following line items of profit or loss.

in 000’ €	2020	2019	2018
Research and Development	1,663	1,478	1,398
Research and Development (Impairment)	0	10	0
Selling	132	92	87
General and Administrative	692	396	327

Total	2,487	1,976	1,812

6.8	LEASES

The development of the right-of-use assets and lease liabilities is shown below.

	Right-of-Use Assets				Lease Liabilities
in 000’ €	Building	Cars	Technical Equipment	Total
Balance as of January 1, 2019	42,094	244	168	42,506	40,783
Additions	3,009	138	312	3,459	4,122
Depreciation of Right-of-Use Assets	(2,517)	(144)	(144)	(2,805)	0
Interest Expenses on Lease Liabilities	0	0	0	0	932
Lease Payments	0	0	0	0	(3,280)

Stand am 31. December 2019	42,586	238	336	43,160	42,557

Balance as of January 1, 2020	42,586	238	336	43,160	42,557
Additions	4,660	196	12	4,868	5,286
Depreciation of Right-of-Use Assets	(3,218)	(162)	(152)	(3,532)	0
Interest Expenses on Lease Liabilities	0	0	0	0	1,173
Lease Payments	0	0	0	0	(3,918)
Disposals	(78)	0	0	(78)	(79)

Balance as of December 31, 2020	43,950	272	196	44,418	45,019

Lease agreements had the following effects on the statement of profit or loss.

in 000’ €	2020	2019
Depreciation of Right-of-Use Assets	(3,586)	(2,805)
Interest Expenses on Lease Liabilities	(1,173)	(932)
Expenses for Short Term Leases	0	0
Expenses for Leases of Low Value Assets and Short-Term Leases	(81)	(41)

Total	(4,840)	(3,778)

Depreciation of right-of-use assets is contained in the following line items of profit or loss.

in 000’ €	2020	2019
Cost of Sales	98	100
Research and Development	1,991	1,985
Selling	145	123
General and Administrative	1,352	597

Total	3,586	2,805

The maturity analysis of the lease liabilities as of December 31, 2020 is as follows.

December 31, 2020; in 000’ €
Contractual Maturities of Financial Liabilities	Up to One Year	Between One and Five Years	More than Five Years	Total Contractual Cash Flows	Carrying Amount Liabilities
Lease Liabilities	4,150	16,025	32,913	53,088	45,019

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

The Group entered into an additional lease for office space in Boston in January 2020. The minimum lease term of six and a half years results in a contractually agreed cash outflow of US$ 5.6 million (€ 5.0 million).

6.9	INTANGIBLE ASSETS

in 000’ €	Patents	Licenses	Licenses for Marketed Products	In-process R&D Programs	Software	Goodwill	Total
Cost
January 1, 2020	18,034	23,896	0	52,159	5,758	11,041	110,888

Additions	290	12,000	0	32,501	90	0	44,881
Disposals	(110)	(500)	0	(28,211)	(1)	(3,689)	(32,511)
Reclassification	0	0	56,449	(56,449)	0	0	0

December 31, 2020	18,214	35,396	56,449	0	5,847	7,352	123,258

Accumulated Amortization and Impairment
January 1, 2020	15,053	21,546	0	16,475	5,651	7,365	66,090

Amortization Charge for the Year	990	206	963	0	81	0	2,240
Impairment	233	2,000	0	11,736	0	2,057	16,026
Disposals	0	(192)	0	(28,211)	(1)	(3,689)	(32,093)
Reclassification	0	0	0	0	0	0	0

December 31, 2020	16,276	23,560	963	0	5,731	5,733	52,263

Carrying Amount
January 1, 2020	2,981	2,350	0	35,684	107	3,676	44,798

December 31, 2020	1,938	11,836	55,486	0	116	1,619	70,995

Cost
January 1, 2019	17,585	23,896	0	52,159	5,644	11,041	110,325

Additions	449	0	0	0	114	0	563
December 31, 2019	18,034	23,896	0	52,159	5,758	11,041	110,888

Accumulated Amortization and Impairment
January 1, 2019	13,646	21,369	0	15,140	5,440	7,365	62,960

Amortization Charge for the Year	1,209	72	0	0	211	0	1,492
Impairment	198	105	0	1,335	0	0	1,638

December 31, 2019	15,053	21,546	0	16,475	5,651	7,365	66,090

Carrying Amount
January 1, 2019	3,939	2,527	0	37,019	204	3,676	47,365

December 31, 2019	2,981	2,350	0	35,684	107	3,676	44,798

As of December 31, 2020, Goodwill was subject to an impairment test. This test indicated a need for impairment.

There were no material contractual commitments for the purchase of intangible assets as of the reporting date.

The disposals in the 2020 financial year included € 32.5 million in acquisition costs and € 32.1 million in accumulated amortization and impairment from the deconsolidation of the Lanthio entities. This included costs and accumulated amortization and impairment for in-process R&D programs in the amount of € 28.2 million and for goodwill in the amount of € 3.7 million.

Amortization was included in the following line items of profit or loss.

in 000’ €	2020	2019	2018
Cost of Sales	963	0	0
Research and Development	1,258	1,444	1,822
Research and Development (Impairment)	16,026	1,639	19,189
Selling	5	11	25
General and Administrative	17	37	91

Total	18,269	3,131	21,127

LICENSES FOR MARKETED PRODUCTS

Due to the market launch of Monjuvi, the amount reported for this purpose under the line item “In-process R&D programs” was reclassified to the line item “Licenses for marketed products”.

TAFASITAMAB

Until market approval on July 31, 2020, the compound tafasitamab was measured as an intangible asset with an indefinite useful life (no foreseeable limit to the period in which the compound is expected to generate cash flows) and subjected to an impairment test. Due to the market approval of Monjuvi, the compound is from now on classified as an intangible asset with a finite useful life and amortized as of that date. The Group amortizes the intangible asset on a straight-line basis over the estimated useful life of the acquired license until 2044 and recognizes the amortization in cost of sales. The duration and method of amortization are reviewed at the end of each financial year. In the event of triggering events, the asset is tested for impairment, if any. As of December 31, 2020, no indications of impairment were identified.

IN-PROCESS R&D PROGRAMS

Until the market approval of Monjuvi, this balance sheet item included capitalized payments from in-licensing as well as milestone payments made for this compound at later dates. In 2020, further milestone payments of € 32.5 million were capitalized for a total amount of € 56.4 million. Due to the market approval, this amount was reclassified to the balance sheet item “Licenses for marketed products.”

LANTHIO GROUP

As of June 30, 2020, an intangible asset (MOR107) from the acquisition of the Lanthio group that is not yet ready for use was subject to an event-driven impairment test. As the program is not expected to be advanced towards clinical development, a full impairment loss of € 11.7 million was recognized

Effective November 16, 2020, the 100% direct interest in Lanthio Pharma B.V. (Groningen, the Netherlands) and the 100% indirect interest via Lanthio Pharma B.V. in LanthioPep B.V. (Groningen, the Netherlands) were divested.

GOODWILL

The annual goodwill impairment test was performed on September 30, 2020.

SLONOMICS TECHNOLOGY

As of September 30, 2020, goodwill of € 3.7 million from the 2010 acquisition of Sloning BioTechnology GmbH was subject to an impairment test. The recoverable amount of the cash-generating unit Slonomics technology, which is part of the Partnered Discovery segment, was determined on the basis of value-in-use calculations. The calculation showed that the value-in-use was lower than the carrying amount of the cash-generating unit, and a € 2.1 million impairment was recognized as a result. The cash flow forecasts took into account future free cash flows from the contribution of the Slonomics technology to partnered programs. The cash flow forecasts are based on a period of ten years because the Management Board believes that commercialization through licensing agreements, milestone payments, and royalties is only feasible by means of medium- to long-term contracts. For this reason, a planning horizon of ten years is considered appropriate for the value-in-use calculation. The lower year-on-year cash flow forecasts are predominantly based on the assumption that the advantage of incorporating the Slonomics technology into partnered programs can no longer be extended for more advanced partnered programs. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated ten-year cash flow forecast, the value-in-use was determined as follows: A beta factor of 0.9 (2019: 1.2), WACC before taxes of 8.5% (2019: 9.4%) and a perpetual growth rate of 1% (2019: 1%). A detailed sensitivity analysis was performed for the growth rate and the discount rate for calculating value-in-use. The sensitivity analysis took into account the change in one assumption, with the remaining assumptions remaining unchanged from the original calculation. A change in the pre-tax WACC of +/–1.0% would cause a € 0.2 million lower or € 0.3 million higher impairment of goodwill. A sensitivity analysis for changes in the cash flows has not been performed since the cash flows have already been probability-adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. This analysis did not reveal any additional need for impairment. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios as well as external sources of information

No indication of further impairment was identified as of December 31, 2020.

6.10	INVESTMENTS AT FAIR VALUE, WITH CHANGES RECOGNIZED IN OTHER COMPREHENSIVE INCOME

This item concerns an investment in adivo GmbH, Martinsried, Germany.

MorphoSys has held an investment in adivo GmbH since July 2019. As of December 31, 2020, the fair value of the investment in adivo GmbH was measured at € 0 (December 31, 2019: € 0.4 million). The decrease of € 0.4 million was recognized directly in equity.

	Currency	Stake in %	Equity in Domestic Currency (in €)	Loss for the Year in Domestic Currency (in €)
adivo GmbH, Martinsried, Germany	€	17.2	(346,691)	(467,272)

No observable market data is available for the determination of the fair value of the investment in adivo GmbH. This corresponds to hierarchy level 3 for the fair value. The change in the investment in adivo GmbH is shown below.

in 000’ €	2020	2019
Opening Balance	387	232
Additions	0	0
Disposals	0	0
Through Other Comprehensive Income	(387)	155
Through Profit or Loss	0	0

Closing Balance	0	387

MorphoSys has held an investment in Vivoryon Therapeutics AG since July 2019. During the 2020 financial year, all shares in this investment were sold in several steps for strategic reasons. The gain on the disposal amounted to € 0.3 million and was recognized in equity. This corresponds to a fair value before sale of € 15.3 million. As of December 31, 2019, the fair value of the investment was measured at € 13.7 million.

In the 2020 and 2019 financial years, no dividends from the investments were recognized in profit or loss, and there were no reclassifications of gains or losses made within equity.

6.11	DEFERRED TAX ASSETS

The Group recognized deferred tax assets of € 132.8 million in the 2020 financial year that were mainly related to the collaboration and license agreement with Incyte because the financial liability resulting from this collaboration cannot be recognized in the tax accounts. As of December 31, 2019, no deferred tax assets had to be recognized due to the Company’s history of losses.

6.12	PREPAID EXPENSES AND OTHER ASSETS, NET OF CURRENT PORTION

This balance sheet item includes the non-current portion of prepaid expenses and other assets.

The Group has classified certain items within other assets as “restricted cash” that is not available for operational purposes (see Note 2.8.1). As of December 31, 2020, the Group had non-current restricted cash of € 1.2 million for rental deposits issued (December 31, 2019: € 0.8 million). As of December 31, 2020, € 0.2 million were deposited as collateral by MorphoSys US Inc. (December 31, 2019: € 0.2 million).

This line item consisted of the following:

in 000’ €	12/31/2020	12/31/2019
Prepaid Expenses, Net of Current Portion	183	134
Other Current Assets	1,384	1,002

Total	1,567	1,136

7 Notes to the Balance Sheet Equity and Liabilities

7.1	ACCOUNTS PAYABLE AND ACCRUALS

Accounts payable and licenses payable were non-interest-bearing and, under normal circumstances, have payment terms of no more than 30 days.

Accounts payable and accruals are listed in the following table:

in 000’ €	12/31/2020	12/31/2019
Trade Accounts Payable	47,559	10,655
Licenses Payable	259	357
Accruals	79,200	44,971
Other Liabilities	1,536	1,059

Total	128,554	57,042

Accruals are shown in the following overview:

in 000’ €	12/31/2020	12/31/2019
Accruals for External Laboratory Services	43,500	24,383
Accrued Personnel Expenses from Payments to Employees and Management	17,320	13,975
Accruals for Outstanding Invoices	15,236	5,639
Accruals for Revenue Deductions from Product Sales	943	0
Accruals for Legal Fees	472	272
Accruals for Audit Fees and other related Costs	683	663
Accruals for License Payments	1,046	39

Total	79,200	44,971

At the Company’s Annual General Meeting in May 2020, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, was appointed as the auditor. The Supervisory Board engaged PwC GmbH to audit the financial statements.

In the 2020 financial year, PwC GmbH received total fees from MorphoSys of € 1,632,883, including fees for audit services of € 1,561,233, fees of € 70,000 for other assurance services in connection with the non-financial group report and fees of € 1,650 for other services. PwC GmbH did not provide tax advisory services in 2020.

7.2	TAX LIABILITIES AND OTHER PROVISIONS

As of December 31, 2020, the Group recorded tax liabilities and other provisions of € 67.5 million (2019: € 0.4 million).

Tax liabilities included primarily expenses for income taxes. Other provisions included mainly expenses for share-based payments when these are settled by other assets equivalent to the value of a certain number of shares or stock options (“cash settlement”), as well as personnel recruitment measures.

The table below shows the development of tax liabilities and current and non-current other provisions in the 2020 financial year.

in 000’ €	01/01/2020	Additions	Utilized	Released	12/31/2020
Tax Liabilities	95	65,633	0	0	65,728
Other Provisions	346	1,505	323	0	1,528

Total	441	67,138	323	0	67,256

7.3	CONTRACT LIABILITIES

Contract liabilities related to transaction prices paid by customers that were allocated to unfulfilled performance obligations as of December 31, 2020. It is expected that the realization of current contract liabilities will be in the 2021 financial year and non-current contract liabilities mainly in the 2022 financial year. The changes in this item are shown in the table below.

in 000’ €	2020	2019
Opening Balance	1,686	952

Prepayments Received in the Financial Year	13,430	6,070

Revenues Recognized in the Reporting Period that was included in the Contract Liability at the Beginning of the Period	(1,571)	(794)
Revenues Recognized for Received Prepayments and Services Performed in the Financial Year	(10,929)	(4,542)

Closing Balance	2,616	1,686

thereof short-term	2,544	1,571
thereof long-term	72	115

7.4	DEFERRED TAX LIABILITIES

The Group recognized deferred tax liabilities of €14.1 million in the 2020 financial year in connection with the issuance of convertible bonds. As of December 31, 2020, deferred tax liabilities of €5.1 million were recognized after offsetting.

There are no uncertain tax positions requiring disclosure under IFRIC 23.

7.5	CONVERTIBLE BONDS

By resolution of the Annual General Meeting on June 2, 2016, Conditional Capital 2016-I of up to € 500.0 million has been created until April 2021, authorizing the issuance of a total of 5,307,536 new no-par-value bearer shares.

Making partial use of the conditional capital, MorphoSys AG placed non-subordinated, unsecured convertible bonds on October 16, 2020 for a nominal amount of € 325.0 million, equal to 3,250 bonds with a nominal amount of € 100,000 each, and maturing on October 16, 2025. The convertible bonds are initially convertible into approximately 2,475,436 new or existing bearer ordinary shares MorphoSys.

The convertible bonds were issued at 100% of their nominal amount and carry a coupon of 0.625% p.a. payable semi-annually. The conversion price is € 131.29, corresponding to a conversion premium of 40% to the reference price of € 93.7766 (volume-weighted average price of the share on XETRA between issue and pricing). The convertible bonds are traded on the Open Market Segment (Freiverkehr) of the Frankfurt Stock Exchange.

The convertible bonds are convertible between November 26, 2020 and the fortieth trading day prior to maturity. As of the maturity date, MorphoSys has the right to either pay the full amount in cash or to settle a certain amount through the delivery of shares.

MorphoSys is entitled to redeem the convertible bonds at any time the market price of MorphoSys shares reaches at least 130% of the then applicable conversion price over a period of twenty trading days or when only 20% or less of the original total nominal amount of the convertible bond is still outstanding. Repayment is then made in the amount of the nominal value plus accrued interest.

The holders of the convertible bonds have a conditional call right should an investor directly or indirectly acquire at least 30% of the voting rights in MorphoSys (representing a change of control). In the event of such a change of control, each convertible bondholder has the right to call the bonds that have not yet been converted or redeemed. Repayment is then made in the amount of the nominal value plus accrued interest.

MorphoSys raised gross proceeds of € 325.0 million through the issuance of the convertible bonds. Issuance costs of € 5.1 million were incurred in the transaction. The net issue proceeds are to be used for general corporate activities, including proprietary development, in-licensing and/or M&A transactions.

The conversion right securitized in the convertible bond represents an equity instrument and was recognized in equity for an amount of € 49.2 million net of issuance costs attributable to the equity component. The equity component is not adjusted over time, and the liability component is classified as a financial liability at amortized cost. As of the date of initial recognition, the liability component amounted to € 270.7 million after the deduction of issuance costs. The difference between this amount and the nominal value of € 325.0 million is recognized as an interest expense over the term of the financial liability using the effective interest method.

The early termination rights from MorphoSys (issuer call and clean-up call) and the put option of the convertible bondholders in the case of change of control all represent embedded derivatives that, however, have not been separated in accordance with IFRS 9, as they are considered to be closely related to the base contract. Accordingly, these components are included in the financial liability.

7.6	STOCKHOLDERS’ EQUITY

7.6.1	COMMON STOCK

As of December 31, 2020, the Company’s common stock, including treasury shares, amounted to € 32,890,046 and 32,890,046 shares, representing an increase of € 932,088 and 932,088 shares compared to € 31,957,958 and 31,957,958 shares as of December 31, 2019. Each share of common stock grants one vote. The common stock increased due to Incyte’s purchase of 3,692,764 ADSs, or 907,441 shares, created from a capital increase from Authorized Capital 2017-I, as well as from the exercise of 24,647 convertible bonds granted to employees amounting to € 24,647, or 24,647 shares. The weighted-average exercise price of the exercised convertible bonds amounted to € 31.88.

7.6.2	AUTHORIZED CAPITAL

In comparison to December 31, 2019, the number of authorized ordinary shares increased from 14,843,488 to 15,214,050. The number was reduced by the capital increase of € 907,441 from the Authorized Capital 2017-I carried out in April 2020 under the collaboration and license agreement with Incyte. At the Annual General Meeting on May 27, 2020, Authorized Capital 2020-I in the amount of € 3,286,539 was newly created, and the remaining Authorized Capital 2017-I in the amount of € 2,008,536 was canceled. Under Authorized Capital 2020-I, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company’s share capital on one or more occasions on or before the end of May 26, 2025 against cash contributions by a total of up to € 3,286,539 by issuing up to 3,286,539 new no-par-value bearer shares.

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

7.6.3	CONDITIONAL CAPITAL

In comparison to December 31, 2019, the number of ordinary shares of conditional capital increased from 6,340,760 to 7,630,728. At the Annual General Meeting on May 27, 2020, Conditional Capital 2020-I in the amount of € 1,314,615 was newly created. The exercise of 24,647 conversion rights in 2020 had an offsetting effect. The reduction from the exercise of the 24,647 conversion rights was entered into the commercial register in February 2021.

Although shareholders may resolve to amend or create conditional capital (Bedingtes Kapital), they may do so only to issue conversion or subscription rights to holders of convertible bonds in preparation for a merger with another company or to issue subscription rights to employees and members of the Management Board of the Company or of an affiliated company by way of consent or authorizing resolution. According to German law, the aggregate nominal amount of the conditional capital created at the shareholders’ meeting may not exceed half of the share capital existing at the time of the shareholders’ meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our Company or of an affiliated company may not exceed 10% of the share capital existing at the time of the shareholders’ meeting adopting such resolution.

7.6.4	TREASURY STOCK

In the years 2020 and 2019, the Group did not repurchase any of its own shares. The composition and development of this line item are listed in the table below.

	Number of Shares	Value
As of 12/31/2010	79,896	9,774
Purchase in 2011	84,019	1,747,067
As of 12/31/2011	163,915	1,756,841
Purchase in 2012	91,500	1,837,552
As of 12/31/2012	255,415	3,594,393
Purchase in 2013	84,475	2,823,625
As of 12/31/2013	339,890	6,418,018
Purchase in 2014	111,000	7,833,944
As of 12/31/2014	450,890	14,251,962
Purchase in 2015	88,670	5,392,931
Transfer in 2015	(104,890)	(3,816,947)
As of 12/31/2015	434,670	15,827,946
Purchase in 2016	52,295	2,181,963
Transfer in 2016	(90,955)	(3,361,697)
As of 12/31/2016	396,010	14,648,212
Transfer in 2017	(76,332)	(2,821,231)
As of 12/31/2017	319,678	11,826,981
Transfer in 2018	(38,642)	(1,428,208)
As of 12/31/2018	281,036	10,398,773
Transfer in 2019	(55,236)	(2,041,523)
As of 12/31/2019	225,800	8,357,250
Transfer in 2020	(94,386)	(3,488,506)
As of 12/31/2020	131,414	4,868,744

On December 31, 2020, the Company held 131,414 treasury shares with a value of € 4,868,744 – a decrease of € 3,488,506 compared to December 31, 2019 (225,800 shares, € 8,357,250). The reason for this decrease was the transfer of 91,037 treasury shares amounting to € 3,364,727 to the Management Board and selected employees of the Company (beneficiaries) from the 2016 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2020 and offered beneficiaries a six-month period until October 20, 2020 to receive a total of 91,037 shares. In addition, 3,349 treasury shares for an amount of € 123,779 from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc.

Consequently, the number of MorphoSys shares owned by the Company as of December 31, 2020, was 131,414 (December 31, 2019: 225,800). The repurchased shares may be used for all of the purposes named in the authorization granted by the Annual General Meeting on May 23, 2014, particularly for existing and future employee stock option programs and/or to finance acquisitions. The shares may also be redeemed.

7.6.5	ADDITIONAL PAID-IN CAPITAL

As of December 31, 2020, the capital reserve amounted to € 748,978,506 (December 31, 2019: € 628,176,568). The increase by a total of € 120,801,938 resulted mainly from the capital increase with Incyte in the amount of € 79,590,657 after deducting transaction costs of € 100,370 and from the convertible bond option of € 49,994,274 classified as equity and deducting deferred taxes directly recognized in equity of € 12,733,806 as well as transaction costs of € 777,418. Furthermore, the additional paid-in capital increased due to the addition of personnel expenses from share-based payments in the amount of € 7,455,761 and the exercise of convertible bonds in the amount of € 760,976. This was offset by the decrease from reclassifications of treasury shares in connection with the allocation of shares from the MorphoSys AG 2016 Performance Share Plan in the amount of € 3,364,727 and from the MorphoSys US Inc. 2019 LTI Plan in the amount of € 123,779.

7.6.6	OTHER COMPREHENSIVE INCOME RESERVE

On December 31, 2020, this reserve included changes in the fair value of equity instruments of € 1,260,132 (December 31, 2019: € -1,160,160) recognized directly in equity, as well as currency translation differences from consolidation of € 2,247,005 (December 31, 2019: € 75,332). The currency translation differences from consolidation included exchange rate differences from the revaluation of the financial statements of Group companies prepared in foreign currencies and differences between the exchange rates used in the balance sheet and income statement.

7.6.7	ACCUMULATED DEFICIT

The consolidated net profit for the year of € 97,890,576 is reported under “accumulated deficit.” As a result, the accumulated deficit decreased from € 255,779,786 in 2019 to € 157,889,210 in 2020.

8 Remuneration System for the Management Board and Employees of the Group

A change in the organizational structure of MorphoSys took effect as of July 1, 2020. This change had an impact on the definition of related parties who hold a key position in MorphoSys AG as the parent company of the Group. In addition to the members of the Management Board and the Supervisory Board, all persons on the management level below who have direct or indirect authority and responsibility for planning, directing, or supervising the activities of the Company are also considered to be key management personnel. From the Group’s perspective, key management personnel are those persons who direct and control a significant part of the Group’s activities. Starting in 2020, in addition to the Management Board and the Supervisory Board, the other members of the Executive Committee that was newly formed in 2020 are considered key management personnel from the perspective of MorphoSys AG and are therefore relevant for the disclosures. Prior-year figures do not need to be adjusted and are therefore not comparable to the figures for 2020.

8.1	STOCK OPTION PLANS

8.1.1	2017 STOCK OPTION PLAN

On April 1, 2017, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2017, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.

The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 55.52.

MorphoSys reserves the right to settle the exercise of stock options through newly created shares from Conditional Capital 2016-III, the issuance of treasury shares, or in cash. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2024.

In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation.

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period.

In 2020, personnel expenses from stock options under the Group’s 2017 SOP amounted to € 62,780 based on the fair value on the grant date (2019: € 252,393; 2018: € 436,154).

8.1.2	2018 STOCK OPTION PLAN

On April 1, 2018, MorphoSys established a stock option plan (SOP) for the Management Board and selected Company employees (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2018, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.

The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 81.04.

MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III or by issuing treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2025.

In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation.

If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration.

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period.

In 2020, personnel expenses from stock options under the Group’s 2018 SOP amounted to € 251,855 based on the fair value on the grant date (2019: € 704,954; 2018: € 925,635).

8.1.3	2019 STOCK OPTION PLAN

On April 1, 2019, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2019, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.

The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 87.86.

MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, issuing treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2026.

In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation.

If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration.

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period.

On October 1, 2019, MorphoSys established a further stock option plan (SOP plan) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2019 program, and the exercise price was € 106.16.

In 2020, personnel expenses from stock options under the Group’s 2019 SOP amounted to € 1,570,241 based on the fair value on the grant date (2019: € 1,718,087).

8.1.4	2020 STOCK OPTION PLAN

On April 1, 2020, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 21, 2020, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.

The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 93.66.

MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, through the issue of treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2027.

In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation.

If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration.

If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period.

As of April 1, 2020, a total of 108,215 stock options had been granted to beneficiaries, of which 36,412 had been granted to the Management Board (further details can be found in the “Stock Options” table in Note 8.8 “Related Parties”), 10,466 to the further members of the Executive Committee and 61,337 to selected Company employees who do not belong to the Executive Committee. For the calculation of personnel expenses resulting from share-based payment under the 2020 Stock Option Plan, the assumption is that ten beneficiaries would leave the Company during the four-year period.

In 2020, personnel expenses from stock options under the Group’s 2020 SOP amounted to € 1,990,326 based on the fair value on the grant date.

The table below shows the development of the stock options plans in the financial year 2020.

	April 2017 Stock Option Plan	April 2018 Stock Option Plan	April 2019 Stock Option Plan	October 2019 Stock Option Plan	April 2020 Stock Option Plan
Outstanding on January 1, 2020	72,759	65,335	76,021	57,078	0
Granted	0	0	0	0	108,215
Exercised	0	0	0	0	0
Forfeited	(109)	(1,080)	(2,838)	0	(1,173)
Expired	0	0	0	0	0
Outstanding on December 31, 2020	72,650	64,255	73,183	57,078	107,042
Weighted-average Price (€)	55.52	81.04	87.86	106.16	93.66

The fair value of the stock options from the 2017, 2018, 2019 and 2020 stock option plans was determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and fair value of each program are listed in the table below.

	April 2017 Stock Option Plan	April 2018 Stock Option Plan	April 2019 Stock Option Plan	October 2019 Stock Option Plan	April 2020 Stock Option Plan
Share Price on Grant Date in €	55.07	81.05	85.00	98.10	94.90
Exercise Price in €	55.52	81.04	87.86	106.16	93.66
Expected Volatility of the MorphoSys share in %	37.49	35.95	37.76	38.02	39.86
Expected Volatility of the Nasdaq Biotech Index in %	25.07	25.10	18.61	18.17	25.32
Expected Volatility of the TecDAX Index in %	16.94	17.73	26.46	24.82	20.48
Performance Term of Program in Years	4.0	4.0	4.0	4.0	4.0
Dividend Yield in %	n/a	n/a	n/a	n/a	n/a
Risk-free Interest Rate in %	between 0.03 and 0.23	between 0.02 and 0.15	between 0.02 and 0.13	between 0.0 and 0.02	between -0.55 and -0.83
Fair Value on Grant Date in €	21.41	30.43	31.81	35.04	38.20

8.2	2013 CONVERTIBLE BOND PROGRAM

On April 1, 2013, MorphoSys AG granted the Management Board and certain employees of the Group (beneficiaries) convertible bonds with a total nominal value of € 225,000, divided into 449,999 no-par-value bearer bonds with equal rights from “Conditional Capital 2008-III”. The beneficiaries received the right to convert the bonds into Company shares. Each convertible bond can be exchanged for one of the Company’s no-par-value bearer shares equal to the proportional amount of common stock, which is € 1. Exercise of the convertible bonds was subject to several conditions, such as the achievement of performance targets, the expiration of vesting periods, the exercisability of the conversion rights, the existence of an employment or service contract that is not under notice and the commencement of the exercise period.

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

The table below shows the development of the convertible bond programs in the financial year 2020.

Convertible Bonds
Outstanding on January 1, 2020	24,647
Granted	0
Exercised	(24,647)
Forfeited	0
Expired	0
Outstanding on December 31, 2020	0

In the period from the grant date until March 31, 2020, one beneficiary had left MorphoSys, resulting in the forfeiture of 13,414 convertible bonds. Prior to March 31, 2020, all remaining convertible bonds had been exercised.

8.3	LONG-TERM INCENTIVE PROGRAMS

8.3.1	2015 LONG-TERM INCENTIVE PLAN

On April 1, 2015, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and certain employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2019. The program is considered an equity-settled share-based payment and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria are based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 100% for one year, 94% for one year and 200% each for two years. In addition, the Supervisory Board set a “company factor” as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 52,328 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period during the period ending December 31, 2019. In August 2019, the original six-month transfer period for the performance shares was extended from October 14, 2019 to December 31, 2019 and had no impact on the fair value of the performance shares or the period over which the compensation expense was recognized. The Management Board received 19,815 performance shares, and the Senior Management Group received 18,798 performance shares. A total of 13,715 performance shares were granted to former members of the Management Board and the Senior Management Group who have since left the Company.

In 2020, personnel expenses resulting from performance shares under the Group’s 2015 LTI Plan amounted to € 0 based on the fair value on the grant date (2019: € 6,714; 2018: € 109,511).

8.3.2	2016 LONG-TERM INCENTIVE PLAN

On April 1, 2016, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and certain employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2020. The program is considered an equity-settled share-based payment and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria were based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 94% for one year and 200% each for three years. In addition, the Supervisory Board set a “company factor” as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 91,037 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period in the period ending October 20, 2020. The Management Board received 13,677 performance shares (for further information, see the tables entitled “Shares” and “Performance Shares” in Note 8.8 “Related Parties”), and the members of the Executive Committee received 8,754 performance shares. A total of 68,606 performance shares were granted to current and former employees of the Company.

In 2020, personnel expenses resulting from performance shares under the Group’s 2016 LTI Plan amounted to € 4,921 based on the fair value on the grant date (2019: € 141,473; 2018: € 330,727).

8.3.3	2017 LONG-TERM INCENTIVE PLAN

On April 1, 2017, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). This plan is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2017, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the Company’s general development. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period.

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

In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance shares forfeit without entitlement to compensation.

If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period.

In 2020, personnel expenses resulting from performance shares under the Group’s 2017 LTI Plan amounted to € 80,383 based on the fair value on the grant date (2019: € 323,165; 2018: € 558,446).

8.3.4	2018 LONG-TERM INCENTIVE PLAN

On April 1, 2018, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). This plan is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2018, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period.

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

In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance shares forfeit without entitlement to compensation.

If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to performance shares on a pro rata basis. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration.

If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period.

In 2020, personnel expenses resulting from performance shares under the Group’s 2018 LTI Plan amounted to € 257,494 based on the fair value on the grant date (2019: € 720,764; 2018: € 946,346).

8.3.5	2019 LONG-TERM INCENTIVE PLAN

On April 1, 2019, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). This plan is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2019, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year vesting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries.

If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date.

In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance shares forfeit without entitlement to compensation.

If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to performance shares on a pro rata basis. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration.

If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period.

In 2020, personnel expenses resulting from performance shares under the Group’s 2019 LTI Plan amounted to € 682,162 based on the fair value on the grant date (2019: € 1,294,974).

The table below shows the development of the LTI plans in the financial year 2020.

	April 2016 Long-Term Incentive Program	April 2017 Long-Term Incentive Program	April 2018 Long-Term Incentive Program	April 2019 Long-Term Incentive Program
Outstanding on January 1, 2020	56,002	29,838	19,654	22,626
Granted	0	0	0	0
Adjustment due to Performance Criteria	35,035	0	0	0
Exercised	(91,037)	0	0	0
Forfeited	0	0	(283)	(843)
Expired	0	0	0	0
Outstanding on December 31, 2020	0	29,838	19,371	21,783
Weighted-average Exercise Price (€)	n/a	n/a	n/a	n/a

The fair value of the performance shares from the Long-Term Incentive Plans from 2017 through 2019 has been determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and the fair value of each program are listed in the table below.

	April 2017 Long-Term Incentive Program	April 2018 Long-Term Incentive Program	April 2019 Long-Term Incentive Program
Share Price on Grant Date in €	55.07	81.05	85.00
Exercise Price in €	n/a	n/a	n/a
Expected Volatility of the MorphoSys share in %	37.49	35.95	37.76
Expected Volatility of the Nasdaq Biotech Index in %	25.07	25.10	18.61
Expected Volatility of the TecDAX Index in %	16.94	17.73	26.46
Performance Term of Program in Years	4.0	4.0	4.0
Dividend Yield in %	n/a	n/a	n/a
Risk-free Interest Rate in %	between 0.03 and 0.23	between 0.02 and 0.15	between 0.02 and 0.13
Fair Value on Grant Date in €	70.52	103.58	106.85

8.3.6	2020 PERFORMANCE SHARE UNIT PROGRAM

On April 1, 2020, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 21, 2020; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are fully met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units vested per year is calculated on the basis of the performance criteria of the absolute and relative development of the MorphoSys share price compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries.

MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s own ordinary shares equal to the amount of the performance share units earned. The currently available treasury stock is not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan only as a cash-settled share-based payment.

In the event of a departure from the Company, the beneficiaries generally retain the performance share units that have vested by the time of their departure.

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance share units forfeit without entitlement to compensation.

If an accumulated period of absence of more than 12 months occurs during the four-year vesting period/performance period, 1/48 of the performance share units are forfeited for each month of absence. A period of absence is defined as an absence due to illness or a period of inactive service or employment without continued payment of remuneration.

If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period.

As of April 1, 2020, a total of 27,795 performance share units were granted to beneficiaries, consisting of 9,363 performance share units to the Management Board, 2,688 performance share units to other members of the Executive Committee and 15,744 performance share units to certain employees of the Company who are not members of the Executive Committee. For the calculation of the personnel expenses from share-based compensation, it was assumed for the PSU program 2020 that ten beneficiaries would leave the Company during the four-year period.

On June 1, 2020, MorphoSys established another performance share unit program (PSU program) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2020 program, and a total of 8,361 performance share units were granted.

In 2020, personnel expenses under the Group’s 2020 performance share unit program amounted to € 1,166,194.

The table below shows the development of the performance share unit programs in the financial year 2020.

	April 2020 Performance Share Unit Program	June 2020 Performance Share Unit Program
Outstanding on January 1, 2020	0	0
Granted	27,795	8,361
Exercised	0	0
Forfeited	(301)	0
Expired	0	0
Outstanding on December 31, 2020	27,494	8,361
Weighted-average Price (€)	n/a	n/a

The fair values of the performance share units of the 2020 PSU programs are determined using a Monte Carlo simulation. The expected volatility is based on the development of the share price volatility of the last four years. Furthermore, the calculation of fair values equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and the fair value of each program are listed in the table below.

	April 2020 Performance Share Unit Program	June 2020 Performance Share Unit Program
Share Price in € on December 31, 2020	93.82	93.82
Exercise Price in €	n/a	n/a
Expected Volatility of the MorphoSys share in %	40.24	39.83
Expected Volatility of the Nasdaq Biotech Index in %	25.73	25.52
Expected Volatility of the TecDAX Index in %	23.32	22.88
Remaining Performance Term of Program in Years	3.25	3.42
Dividend Yield in %	n/a	n/a
Risk-free Interest Rate in %	between -0.68 and -0.91	between -0.71 and -0.84
Fair Value on December 31, 2020, in €	68.46	68.23

8.4	MORPHOSYS US INC. – SHARE PLAN

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

In 2020, personnel expenses of the Group under this share plan amounted to € 0 (2019: € 96,374; 2018:€ 188,884).

8.5	MORPHOSYS US INC. – 2019 LONG-TERM INCENTIVE PROGRAM

On April 1, 2019, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). This program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The plan has a term of four years and comprises four one-year performance periods. If the predefined performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US Inc. during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. After the end of each one-year performance period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries.

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

In the event of a departure from the Company, the beneficiaries are generally entitled to the performance shares that have vested up to the date of their departure on a pro rata basis.

In the event of termination by a beneficiary for good cause, all performance shares will be forfeited without entitlement to compensation.

After the end of the first one-year performance period, a target achievement of 100% was determined. Taking this target achievement into account, 3,349 performance shares of MorphoSys AG were transferred to the beneficiaries in the period from April 1, 2020 to October 20, 2020.

The fair value of the performance shares on December 31, 2020 was € 93.82 per share.

In 2020, personnel expenses of the Group from performance shares under the MorphoSys US Inc. 2019 LTI Plan amounted to € 38,888 based on the fair value on December 31, 2020. (2019: € 1,076,158).

The table below shows the development of the performance shares under the MorphoSys US Inc. 2019 LTI Plan in the financial year 2020.

MorphoSys US Inc. – 2019 Long-Term Incentive Program
Outstanding on January 1, 2020	12,467
Granted	0
Exercised	0
Forfeited	(1,816)
Expired	0
Outstanding on December 31, 2020	10,651
Weighted-average Price (€)	n/a

8.6	MORPHOSYS US INC. – RESTRICTED STOCK UNIT PLAN (RSUP)

8.6.1	2019 LONG-TERM INCENTIVE PROGRAM

On October 1, 2019, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are fully met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries.

MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted.

If a beneficiary loses his office or terminates his employment with MorphoSys US Inc. prior to the end of a performance period, the beneficiary will generally be entitled to all vested restricted stock units for already completed one-year performance periods. All remaining restricted stock units are forfeited without entitlement to compensation.

The fair values of the performance shares according to the grant dates or measurement dates for each of the three performance periods were € 127.90 per share on December 13, 2019, € 94.14 per share on November 30, 2020, and € 93.82 per share on December 31, 2020.

In 2020, personnel expenses of the Group from the MorphoSys US Inc. 2019 RSU Plan amounted to € 600,445 based on the fair values (2019: € 269,415).

8.6.2	2020 LONG-TERM INCENTIVE PROGRAM

On April 1, 2020, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are fully met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries.

MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted.

If a beneficiary loses his office or terminates his employment with MorphoSys US Inc. prior to the end of a performance period, the beneficiary will generally be entitled to all vested restricted stock units for already completed one-year performance periods. All remaining restricted stock units are forfeited without entitlement to compensation.

As of April 1, 2020, 42,307 restricted shares were granted to US beneficiaries. For the calculation of the personnel expenses from share-based compensation, it was assumed for the LTI Plan 2020 that four beneficiaries would leave the Company during the three-year period.

The fair value of the restricted shares granted on April 1, 2020, in accordance with the grant dates or measurement dates for each of the three performance periods were € 94.14 per share on November 30, 2020, and € 93.82 per share on December 31, 2020.

On October 1, 2020, MorphoSys established an additional Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2020 program, with 7,678 restricted shares granted. For the calculation of the personnel expenses from share-based compensation, it was assumed for the 2020 LTI Plan that two beneficiaries would leave the Company during the three-year period.

The fair value of the restricted shares granted on October 1, 2020, in accordance with the grant dates or measurement dates for each of the three performance periods were € 94.14 per share as of November 30, 2020, and € 93.82 per share as of December 31, 2020.

In 2020, personnel expenses of the Group from the MorphoSys US Inc. 2020 RSU Plan amounted to € 1,916,267 based on the fair values.

The table below shows the development of the performance shares under the MorphoSys US Inc. RSU Plans in the financial year 2020.

	MorphoSys US Inc. – October 2019 Restricted Stock Unit Plan	MorphoSys US Inc. – April 2020 Restricted Stock Unit Plan	MorphoSys US Inc. – October 2020 Restricted Stock Unit Plan
Outstanding on January 1, 2020	14,990	0	0
Granted	0	42,307	7,778
Exercised	0	0	0
Forfeited	(2,273)	(2,537)	0
Expired	0	0	0
Outstanding on December 31, 2020	12,717	39,770	7,778
Weighted-average Price (€)	0.00	0.00	0.00

8.7	MORPHOSYS US INC. – LONG-TERM CASH INCENTIVE PLAN (CLTI PLAN)

On April 30, 2020, MorphoSys US Inc. established a long-term cash incentive plan (CLTI plan) for certain employees of MorphoSys US Inc. (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The CLTI plan is paid out in cash provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are fully met, 33.3% of the performance shares become vested in each year. The amount of compensation vested per year is calculated based on the key performance criteria of the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 50% of the defined performance criteria are met in any one year, no award will be granted for that year. At the end of the total three-year performance period, the cash compensation earned is paid by MorphoSys US Inc.

If a beneficiary terminates his employment with MorphoSys US Inc. prior to the end of a one-year performance period, the beneficiary shall lose his entitlement to a cash settlement during the relevant one-year performance period and future performance periods. Entitlements from previously completed one-year performance periods are retained.

As of December 31, 2020, and based on 100% target achievement, cash settlement under the CLTI plan at the end of the three-year performance period is expected to be € 0.8 million.

In 2020, personnel expenses of the Group from the MorphoSys US Inc. 2020 CLTI plan amounted to € 325,513. The other provision for this program amounts to € 0.3 million as of December 31, 2020.

8.8	RELATED PARTIES

Related parties that can be influenced by the Group or can have a significant influence on the Group can be divided into subsidiaries, members of the Supervisory Board, members of management in key positions and other related entities.

The Group engages in business relationships with members of the Management Board and Supervisory Board as related parties responsible for the planning, management and monitoring of the Group. In addition to cash compensation, the Group has granted the Management Board performance shares. The tables below show the shares, stock options and performance shares held by the members of the Management Board and Supervisory Board, as well as the changes in their ownership during the 2020 financial year.

SHARES
	01/01/2020	Additions	Sales	12/31/2020
Management Board
Jean-Paul Kress, M.D.	0	0	0	0
Malte Peters, M.D.	3,313	0	0	3,313
Roland Wandeler, Ph.D. [1]	-	0	0	0
Jens Holstein [2]	19,517	13,677	9,000	-
Markus Enzelberger, Ph.D. [3]	1,676	0	0	-

Total	24,506	13,677	9,000	3,313

Supervisory Board
Dr. Marc Cluzel	750	0	0	750
Michael Brosnan	0	0	0	0
Sharon Curran	0	0	0	0
Dr. George Golumbeski	0	0	0	0
Wendy Johnson	500	0	0	500
Krisja Vermeylen	350	0	0	350
Dr. Frank Morich [4]	1,000	0	0	-

Total	2,600	0	0	1,600

STOCK OPTIONS
	01/01/2020	Additions	Forfeitures	Exercises	12/31/2020
Management Board
Jean-Paul Kress, M.D.	57,078	24,911	0	0	81,989
Malte Peters, M.D.	21,609	11,501	0	0	33,110
Roland Wandeler, Ph.D. [1]	-	0	0	0	0
Jens Holstein [2]	21,609	11,501	0	0	-
Markus Enzelberger, Ph.D. [3]	18,678	0	0	0	-

Total	118,974	47,913	0	0	115,099

PERFORMANCE SHARES
	01/01/2020	Additions	Adjustment due to performance criteria [5]	Forfeitures	Allocations [6]	12/31/2020
Management Board
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Malte Peters, M.D.	7,197	0	1,850	0	0	9,047
Roland Wandeler, Ph.D. [1]	-	0	0	0	0	0
Jens Holstein [2]	12,693	0	10,031	0	13,677	-
Markus Enzelberger, Ph.D. [3]	7,259	0	0	0	0	-

Total	27,149	0	11,881	0	13,677	9,047

[1]	Roland Wandeler, Ph.D., joined the Management Board of MorphoSys AG effective May 5, 2020.
[2]

Jens Holstein resigned as a member of the Management Board with effect from the end of November 13, 2020. Changes in the number of shares after his departure from the Management Board are not presented.

[3]

Markus Enzelberger, Ph.D., resigned as a member of the Management Board with effect from the end of February 29, 2020. Changes in the number of shares after his departure from the Board of Management are not presented.

[4]

Dr. Frank Morich resigned as a member of the Supervisory Board with effect from the end of April 11, 2020. Changes in the number of shares after his departure from the Board of Management are not presented.

[5]	Adjustment due to established performance criteria. For performance criteria that have not yet been met, a target achievement of 100% is assumed.
[6]	Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year waiting period.

The Supervisory Board of MorphoSys AG does not hold any stock options or performance shares.

The remuneration system for the Management Board is intended to provide sustainable, results-oriented corporate governance. The Management Board’s total remuneration consists of several components, including fixed compensation, an annual cash bonus that is dependent upon the achievement of corporate targets (short-term incentives – STI), variable compensation components with long-term incentives (LTI) and other remuneration components. Variable remuneration components with long-term incentive consist of long-term incentive plans (LTI Plan) from previous years, stock option and performance share plans from previous years, and a performance share unit program and a stock option plan from the current year. The members of the Management Board additionally receive fringe benefits in the form of benefits in kind, essentially consisting of a company car and insurance premiums. All total remuneration packages are reviewed annually by the Remuneration and Nomination Committee and compared to an annual Management Board remuneration analysis to check the scope and appropriateness of the remuneration packages. The amount of remuneration paid to members of the Management Board is based largely on the duties of the respective Management Board member, the financial situation and the performance and business outlook for the Company versus its competition. All resolutions on adjustments to the overall remuneration packages are passed by the plenum of the Supervisory Board. The Management Board’s total remuneration package and the index-linked pension contracts were thoroughly reviewed and then adjusted by the Supervisory Board in 2020.

If a Management Board member’s service contract terminates due to death, the member’s spouse or life partner is entitled to the fixed monthly salary for the month of death and the 12 months thereafter. In the event of a change of control, Management Board members are entitled to exercise their extraordinary right to terminate their service contracts and receive any outstanding fixed salary and the annual bonus for the remainder of the agreed contract period, but at least 200% of the annual gross fixed salary and the annual bonus. Moreover, in such a case, all stock options, performance share units and performance shares granted will become vested immediately and can be exercised after the expiration of the statutory vesting periods. A change of control has occurred when (i) MorphoSys transfers assets or a substantial portion of its assets to unaffiliated third parties, (ii) MorphoSys merges with an unaffiliated company, (iii) an agreement pursuant to Section 291 AktG is entered into with MorphoSys as a dependent company, MorphoSys is integrated under Section 319 AktG or (iv) a shareholder or third party holds 30% or more of MorphoSys’s voting rights.

For the fiscal year 2020, the members of the Executive Board were granted a total compensation of € 11,532,252 (€ 11,308,876), consisting of performance-unrelated remuneration of € 5,529,112 (€ 3,607,006), performance-related remuneration of € 2,478,346 (2019: € 3,704,457) as well as long-term incentive compensation of € 3,524,794 (€ 3,997,413) in the form of share-based compensation. Performance-unrelated compensation includes post-employment benefits in the amount of € 2,443,409 (2019: € 1,191,085) granted during the respective board membership terms.

As of April 1, 2020, the Executive Board was granted 9,363 Performance Share Units at a fair value of € 74.57 and as of June 1, 2020, 8,361 Performance Share Units at a fair value of € 92.79. Additionally, as of April 1, 2020, the Executive Board was granted 36,412 stock options at a fair value of € 36.13.

In the years 2020 and 2019, there were no other long-term benefits in accordance with IAS 24.17 (c) accruing to the Management Board or Supervisory Board. No benefits upon termination of service in accordance with IAS 24.17 (d) were accrued for the Supervisory Board in the years 2020 and 2019.

The new Chief Operating Officer, Roland Wandeler, Ph.D., (since May 5, 2020), received a signing bonus of 500,000 US dollar related to the execution of his employment agreement, payable in two installments (2020: 400,000 US dollar (about € 366,000) and 2021: 100,000 US dollar (about € 91,500)), as well as reimbursement of relocation expenses. In addition, Roland Wandeler, Ph.D., will receive an ongoing expense allowance for tax advice.

Jens Holstein will receive a severance payment of € 2,300,000, which will be paid in 2021, as well as an expense allowance for tax advice. Markus Enzelberger, Ph.D., received a severance payment amounting to 50 % of his fixed remuneration and his bonus payment for the previous financial year until the regular expiry of his service contract. Due to their long years of commitment to the Company, the Supervisory Board decided that for both, the long-term incentive plans would not forfeit on a pro-rate basis despite their termination of the employment before the end of the respective four-year vesting periods. Because of this modification of terms and conditions, the respective personnel expense from share-based compensation for the outstanding vesting periods was allocated to the remaining period of performance. For Jens Holstein, € 487,327 were recognized earlier than anticipated in 2020, whereas for Markus Enzelberger, Ph.D, € 122,683 were booked earlier in the years 2019 and 2020.

Payments to former members of the Management Board amounted to € 0.6 million in 2020 (2019: € 0.3 million).

The total compensation for key management personnel in 2020 and 2019 was as follows.

in 000’ €	2020	2019
Total Short-Term Employee Benefits	7,261,119	5,706,334

Total Post-Employment Benefits	424,300	414,044

Total Termination Benefits	2,443,409	1,191,085

Total Share-Based Payment	4,125,979	3,997,413

Total Compensation	14,254,807	11,308,876

In 2020, the total remuneration for the Supervisory Board, excluding reimbursed travel costs, amounted to € 634,752 (2019: € 633,597).

SUPERVISORY BOARD REMUNERATION FOR THE YEARS 2020 AND 2019:

	Fixed Compensation		Attendance Fees [1]		Total Compensation
in €	2020	2019	2020	2019	2020	2019
Dr. Marc Cluzel	104,210	104,210	56,400	44,400	160,610	148,610
Michael Brosnan	57,284	51,284	28,400	34,000	85,684	85,284
Sharon Curran	45,284	27,791	30,000	11,600	75,284	39,391
Dr. George Golumbeski	65,345	51,284	30,800	31,600	96,145	82,884
Wendy Johnson	49,579	47,618	39,200	35,600	88,779	83,218
Krisja Vermeylen	57,284	57,284	38,400	32,400	95,684	89,684
Dr. Frank Morich [2]	19,766	70,926	12,800	33,600	32,566	104,526

Total	398,752	410,397	236,000	223,200	634,752	633,597

[1]	The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.
[2]	Dr. Frank Morich resigned as a member of the Supervisory Board with effect from the end of April 11, 2020.

No other agreements currently exist with present or former members of the Supervisory Board.

The change in the organizational structure of MorphoSys AG in 2020 (see Note 8) affects the following presentation of stock options, convertible bonds and performance shares held by related parties:

As of December 31, 2020, the members of the Executive Committee (excluding the Management Board) held 31,067 stock options and 7,137 performance shares granted by the Company.

In 2020, a new stock option program and new performance share program were issued to the members of the Executive Committee (excluding the Management Board) (see Notes 8.1.4 and 8.3.6).

On April 1, 2020, a total of 7,493 shares from the 2016 LTI Plan were allocated to the members of the Executive Committee (excluding the Management Board), who were given the option to receive the shares within an eight-month period. By December 31, 2020, this option had been exercised for a total of 7,493 shares.

On December 31, 2019, the Senior Management Group held 100,832 stock options, 11,233 convertible bonds and 63,786 performance shares granted by the Company. On December 31, 2019, the President of MorphoSys US Inc. held 5,065 performance shares granted to him by the Company.

9 Additional Notes

9.1	OBLIGATIONS ARISING FROM LEASES AND OTHER CONTRACTS

The future minimum payments under non-cancelable leases of low-value assets and contracts for insurance and other services on December 31, 2020 were as follows:

in 000’ €	Leases of Low- Value Assets and Short-Term Leases	Performance Share Unit Programs	Other	Total
Up to One Year	44	0	7,406	7,450
Between One and Five Years	0	1,868	992	2,860
More than Five Years	0	0	0	0

Total	44	1,868	8,398	10,310

Additionally, the future payments shown in the table below may become due for outsourced studies after December 31, 2020. These amounts could be shifted or substantially lower due to changes in the study timeline or premature study termination.

in million €	Total 2020
Up to One Year	111.7
Between One and Five Years	81.6
More than Five Years	0.0

Total	193.3

9.2	CONTINGENT ASSETS/CONTINGENT LIABILITIES

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

If certain milestones are achieved in the Proprietary Development segment (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 249.0 million (approximately € 203.0 million) related to regulatory events or the achievement of sales targets. The next milestone payment amounting to US$ 12.5 million (approximately € 10.2 million) could presumably occur in the next 12 months.

Milestone payments to MorphoSys may be triggered by the achievement of specific milestones by one of our partners (submitting an investigational new drug, or IND, application for specific target molecules or the transfer of technology, among others) in the Partnered Discovery segment. As the timing and achievement of such milestones are uncertain, further details cannot be published.

Monjuvi’s product sales trigger percentage-based royalty payments.

Obligations may arise from enforcing the Company’s patent rights versus third parties. It is also conceivable that competitors may challenge the patents of the MorphoSys Group or that MorphoSys may come to the conclusion that its patents or patent families have been infringed upon by competitors. This could prompt MorphoSys to take legal action against competitors or lead competitors to file counterclaims against MorphoSys. Currently, there are no specific indications such obligations have arisen.

9.3	CORPORATE GOVERNANCE

The Group has submitted the Declaration of Conformity with the recommendations of the Government Commission on the German Corporate Governance Code for the 2019 financial year under Section 161 of the German Stock Corporation Act (AktG). This declaration was published on the Group’s website (https://www.morphosys.com/media-and-investors/corporate-governance) on November 29, 2020 and made permanently available to the public.

9.4	RESEARCH AND DEVELOPMENT AGREEMENTS

The Group has entered numerous research and development agreements as part of its proprietary research and development activities and its partnered research strategy. The following information describes the agreements that have a material effect on the Group and the developments under the research and development agreements in the 2020 financial year.

9.4.1	PROPRIETARY DEVELOPMENT SEGMENT

In the Proprietary Development segment, partnerships are entered into as part of the Group’s strategy to develop proprietary drugs in its core areas of oncology and inflammatory diseases. Partnerships currently exist with (in alphabetical order) Galapagos, GlaxoSmithKline, I-Mab Biopharma, Immatics Biotechnologies, Incyte, MD Anderson Cancer Center, Novartis and Xencor.

In November 2008, MorphoSys and Galapagos announced a long-term drug discovery and co-development cooperation aimed at exploring novel mechanisms for the treatment of inflammatory diseases and developing antibody therapies against these diseases. The agreement covers all activities ranging from the probing of target molecules to the completion of clinical trials for novel therapeutic antibodies. After demonstrating clinical efficacy in humans, the programs may be out-licensed to partners for further development, approval and commercialization. Both MorphoSys and Galapagos contributed their core technologies and expertise to this alliance. Along with the use of its adenovirus-based platform to explore new target molecules for the development of antibodies, Galapagos provided access to already identified target molecules that are associated with bone and joint diseases. MorphoSys provided access to its antibody technologies used to generate fully human antibodies directed against these target molecules. Under the terms of the agreement, Galapagos and MorphoSys will share the research and development costs. In July 2014, the collaboration advanced into the preclinical development of MOR106, an antibody from MorphoSys’s next-generation library Ylanthia directed against a novel Galapagos target molecule.

On July 19, 2018, MorphoSys announced an exclusive global agreement between MorphoSys and Galapagos with Novartis Pharma AG for the development and commercialization of MOR106. The companies agreed that they would work together to significantly expand the existing development plan for MOR106. Novartis received all of the exclusive rights to the product’s commercialization resulting from the agreement. With the signing of the agreement, all future research, development, manufacturing and commercialization costs for MOR106 are borne by Novartis. The companies further agreed that Novartis would explore the potential of MOR106 in other indications beyond atopic dermatitis. In addition to receiving financing from Novartis for the current and future development of the MOR106 program, MorphoSys and Galapagos jointly received a payment of € 95 million. Of this amount, MorphoSys recognized its 50% share of that amount – € 47.5 million – as revenue in 2018. MorphoSys and Galapagos will continue to jointly receive significant milestone payments of up to approximately US$ 1 billion (approximately € 858.7 million; based on the current euro-dollar exchange rate at the time the agreement was signed) when specific development, regulatory, commercial and revenue milestones are met. MorphoSys and Galapagos also stand to jointly receive tiered royalties ranging from a low 10% to a low 20% of net sales. According to their 2008 agreement, MorphoSys and Galapagos will share equally in all payments (50/50). In October 2019, MorphoSys, Galapagos and Novartis announced a stop in the clinical development of MOR106 in atopic dermatitis. The decision was based on the results of a benefit-based interim analysis of the IGUANA phase 2 study. Novartis terminated the development and commercialization agreement in a timely manner, and the ongoing activities related to the terminated studies are being completed jointly by the three parties.

In June 2013, MorphoSys announced it had entered into a global agreement with GlaxoSmithKline (GSK) for the development and commercialization of otilimab. Otilimab is MorphoSys’s proprietary HuCAL antibody against the GM-CSF target molecule. Under the agreement, GSK assumes responsibility for the compound’s entire development and commercialization. MorphoSys has already received a payment of € 22.5 million under this agreement and, next to tiered double-digit royalties on net sales, is still eligible to receive additional payments from GSK of up to € 423 million, depending on the achievement of certain developmental stages, as well as regulatory, commercial and revenue-related milestones. GSK is clinically investigating otilimab in rheumatoid arthritis and, in July 2019, started a phase 3 development program in this indication. The treatment of the first patients in this program triggered a milestone payment of € 22.0 million to MorphoSys. GSK has also initiated a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID-19-associated disease.

In 2017, MorphoSys announced it had signed an exclusive regional licensing agreement with I-Mab Biopharma to develop and commercialize felzartamab (MOR202) in China, Taiwan, Hong Kong and Macau. Felzartamab (MOR202) is MorphoSys’s proprietary antibody targeting CD38. Under the terms of the agreement, I-Mab Biopharma has the exclusive right for the later development and commercialization of felzartamab (MOR202) in the agreed regions. MorphoSys received a payment of US$ 20.0 million and is also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to roughly US$ 100 million (approximately€ 84.1 million). In addition, MorphoSys will be entitled to receive double-digit, staggered royalties on the net revenue of felzartamab (MOR202) in the agreed regions. I-Mab is investigating felzartamab (MOR202/TJ202) in a phase 3 clinical study in Mainland China to evaluate felzartamab (MOR202/TJ202) in combination with lenalidomide plus dexamethasone in r/r multiple myeloma. I-Mab is also evaluating felzartamab (MOR202/TJ202) as a potential third-line therapy in r/r multiple myeloma in a phase 2 trial that started in March 2019. Both studies are considered pivotal in the agreed regions. In 2019, MorphoSys initiated a phase 1/2 study (M-PLACE study) with felzartamab (MOR202) for the treatment of anti-PLA2R-positive membranous nephropathy, an autoimmune disease affecting the kidneys.

In 2018, MorphoSys announced the completion of an exclusive, strategic development collaboration and regional licensing agreement with I-Mab Biopharma for the MOR210 antibody. MOR210 is a preclinical antibody candidate developed by MorphoSys against C5aR1 with the potential for development in immuno-oncology. I-Mab has exclusive rights to develop and market MOR210 in China, Hong Kong, Macao, Taiwan and South Korea, while MorphoSys retains the rights for the rest of the world. Under the terms of the agreement, I-Mab will exercise the exclusive rights to develop and market MOR210 in its contracted territories. With the support of MorphoSys, I-Mab will undertake and fund all global development activities, including clinical trials in China and the United States, to clinical proof of concept in cancer medicine. MorphoSys received a payment of US$ 3.5 million and is further eligible to receive performance-related clinical and sales-based milestone payments of up to US$ 101.5 million (approximately € 89.6 million). MorphoSys recognized the payment of US$ 3.5 million (€ 3.1 million) as revenue in 2018. In addition, MorphoSys will receive tiered royalties in the mid-single-digit percentage range of net sales on the contracted territory of I-Mab. In return for conducting a successful clinical proof of concept trial, I-Mab is entitled to low-single-digit royalties on net sales of MOR210 outside the I-Mab territory, as well as staggered shares of proceeds from the further out-licensing of MOR210.

In August 2015, MorphoSys announced a strategic alliance with the German company Immatics Biotechnologies GmbH in the field of immuno-oncology. The alliance was formed to develop novel antibody-based therapies against a variety of cancer antigens that are recognized by T cells. The alliance agreement gives MorphoSys access to several of Immatics’s proprietary tumor-associated peptides (TUMAPs) and, in return, Immatics receives the right to develop MorphoSys’s Ylanthia antibodies against several TUMAPs. The companies will pay each other milestone payments and royalties on marketed products based on the companies’ development progress.

In January 2020, MorphoSys and Incyte announced that the companies had signed a collaboration and license agreement for the continued global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. A detailed description of the agreement can be found in Note 4.

In May 2016, MorphoSys and the MD Anderson Cancer Center from the University of Texas announced a long-term strategic alliance. Within the scope of this alliance, MorphoSys is applying its Ylanthia technology platform and, together, the companies are working to identify, validate and develop novel anti-cancer antibodies through to clinical proof of concept by researching targets in a variety of oncology indications. MD Anderson, in cooperation with MorphoSys, will conduct early clinical studies of therapeutic antibody candidates, after which MorphoSys has the option to continue developing selected antibodies for its own proprietary pipeline.

In June 2010, MorphoSys and the US-based biopharmaceutical company Xencor signed an exclusive global licensing and cooperation agreement under which MorphoSys receives exclusive global licensing rights to tafasitamab, the antibody for the treatment of cancer and other indications. The companies jointly conducted a phase 1/2a trial in the US in patients with chronic lymphocytic leukemia. MorphoSys is solely responsible for the further clinical development after the successful completion of the phase 1 clinical trial and commercialization. Upon signing the license and cooperation agreement, Xencor received a payment of US$ 13.0 million (approximately € 10.5 million) from MorphoSys and milestone payments totaling US$ 53.0 million (approximately € 43.4 million), which was then capitalized under in-process R&D programs. Xencor is entitled to development, regulatory and commercially related milestone payments. Furthermore, Xencor is also eligible to receive tiered royalty payments of tafasitamab in the mid single-digit to sub-teen double-digit percentage range based upon net sales of licensed antibody sold by us or our licensees. Our royalty obligations continue on a product-by-product and country-by-country basis until the later to occur of the expiration of the last valid claim in the licensed patent covering a licensed product in such country, or 11 years after the first sale of a licensed product following marketing authorization in such country.

In November 2020, MorphoSys, Incyte and Xencor announced a clinical collaboration agreement to study the combination of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL and relapsed or refractory follicular lymphoma (FL). MorphoSys and Incyte will provide tafasitamab for the studies. The studies are sponsored and funded by Xencor and are planned to be conducted in North America, Europe and the Asia-Pacific region.

9.4.2	PARTNERED DISCOVERY SEGMENT

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

Prior to the 2020 financial year, active collaborations with a number of partners had already ended. However, drug development programs initiated in the active phase are designed so that they can be continued by the partner and, therefore, still result in performance-based payments for the achievement of the defined milestones.

Partnerships in the Partnered Discovery segment that ended before the beginning of 2020 but where drug development programs were still being pursued include (in alphabetical order): Bayer AG, Boehringer Ingelheim, Fibron Ltd. (transfer of the contract from ProChon Biotech Ltd.), Janssen Research and Development LLC, Novartis, OncoMed Pharmaceuticals (fully acquired in April 2019 by Mereo BioPharma Group), Pfizer, Roche and Sosei Heptares.

Partnerships that were still active in 2020 include (in alphabetical order): GeneFrontier Corporation/Kaneka and LEO Pharma.

In MorphoSys’s strategic alliance with LEO Pharma, which has been in place since 2016, the two companies are working together to discover and develop antibody-based therapies for dermatology.

The Group’s alliance with Novartis AG for the research and development of biopharmaceuticals came to an end in November 2017. The collaboration began in 2004 and led to the creation of several ongoing therapeutic antibody programs against a number of diseases. MorphoSys receives performance-based milestones contingent upon the successful clinical development and regulatory approval of several products. In addition to these payments, MorphoSys is also entitled to royalties on any future product sales.

9.5	SUBSEQUENT EVENTS

On January 5, 2021, MorphoSys and Incyte announced that the Swiss Agency for Therapeutic Products (Swissmedic) has accepted the marketing authorization application (MAA) for tafasitamab. The MAA seeks approval for tafasitamab, in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), including DLBCL arising from low grade lymphoma, who are not candidates for autologous stem cell transplantation (ASCT). The MAA will now enter the formal review process by Swissmedic.

On January 06, 2021, MorphoSys announced the appointment of Mr. Sung Lee as Chief Financial Officer (CFO) of the Company, effective February 2, 2021. Mr. Sung Lee succeeds Mr. Jens Holstein, who resigned from the Management Board effective November 13, 2020 and left MorphoSys effective December 31, 2020. As a member of the Management Board of MorphoSys AG, Mr. Sung Lee will lead all corporate finance functions of the Company and his place of employment will be Planegg, Germany.

On January 12, 2021, MorphoSys and Incyte announced that Health Canada has accepted the New Drug Submission (NDS) for tafasitamab. The application seeks approval of tafasitamab in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), including DLBCL arising from low grade lymphoma, who are not eligible for, or refuse, autologous stem cell transplant (ASCT).

On January 25, 2021, MorphoSys and I-Mab announced that the first patient has been dosed in a phase 1 dose escalation study to evaluate the safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of MOR210/ TJ210 monotherapy in patients with relapsed or refractory advanced solid tumors in the United States.

On March 2, 2021, MorphoSys announced that its licensing partner GSK reported preliminary results of the OSCAR (Otilimab in Severe COVID-19 Related Disease) study using otilimab for the treatment of severe pulmonary COVID-19 related disease. Given these data suggest an important clinical benefit in a pre-defined sub-group of high-risk patients and the urgent public health need, GSK has amended the OSCAR study to expand this cohort to confirm these potentially significant findings. The dosing of the first patient in the expanded study triggered milestone payments of a total of €16 million to MorphoSys.

Planegg, March 11, 2021

Jean-Paul Kress, M.D.	Sung Lee
Chief Executive Officer	Chief Financial Officer

Malte Peters, M.D.	Roland Wandeler, Ph.D.
Chief Research and Development Officer	Chief Operating Officer

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

Planegg, March 11, 2021

Jean-Paul Kress, M.D.	Sung Lee
Chief Executive Officer	Chief Financial Officer

Malte Peters, M.D.	Roland Wandeler, Ph.D.
Chief Research and Development Officer	Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
1*	Articles of Association of MorphoSys AG

2*	Description of Securities

4.1	Form of American Depository Receipt (included in Exhibit 4.3)

4.2	Form of Global Share Certificate for Ordinary Shares (English translation) (Incorporated by reference to the Registrant’s Registration Statement on Form F-1, File No. 333-223843, filed with the SEC on March 22, 2018)

4.3	Form of Deposit Agreement (incorporated by reference to Exhibit 1 to the Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 333-130614) filed with the Securities and Exchange Commission on April 10, 2018)

4.4	Collaboration and License Agreement between Xencor, Inc. and MorphoSys AG dated June 27, 2010 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1/A, File No. 333-223843, filed with the SEC on April 11, 2018)†

4.5	First Amendment to Collaboration and License Agreement between Xencor, Inc. and MorphoSys AG dated March 23, 2012 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1, File No. 333-223843, filed with the SEC on March 22, 2018)†

4.6	Amended and Restated Research and License Agreement between Centocor, Inc. and MorphoSys AG dated December 22, 2004 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1/A, File No. 333-223843, filed with the SEC on April 16, 2018)†

4.7	First Amendment to Amended and Restated Research and License Agreement between Centocor, Inc. and MorphoSys AG dated November 7, 2006 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1/A, File No. 333-223843, filed with the SEC on April 11, 2018)†

4.8	Second Amendment to Amended and Restated Research and License Agreement between Centocor, Inc. and MorphoSys AG dated October 26, 2009 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1, File No. 333-223843, filed with the SEC on March 22, 2018)

4.9	Lease Agreement between GIP Grundbesitz Investitionsgesellschaft Planegg mbH & Co. KG and MorphoSys AG dated December 17, 2015 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1/A, File No. 333-223843, filed with the SEC on April 11, 2018)†

4.10	Collaboration and License Agreement between Incyte Corporation and MorphoSys AG dated January 12, 2020 (Incorporated by reference to the Registrant’s Registration Statement on Form 20-F, File No. 001-38455, filed with the SEC on March 18, 2020)†

8.1*	List of Subsidiaries

12.1*	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed at the SEC herewith.

† Certain information omitted pursuant to a request for confidential treatment filed separately with the SEC.

Signatures

MorphoSys AG hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

MorphoSys AG (Registrant)

/s/ Dr. Jean-Paul Kress
Name: Dr. Jean-Paul Kress
Title: CEO and member of the Board of Management
Dated: March 15, 2021