Form 20-F
period 2021-12-31
MorphoSys AG
filed 2022-03-16
CIK 1340243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
Form 20-F
___________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
___________________________
Commission File Number: 001-38455
___________________________
MorphoSys AG
(Exact name of registrant as specified in its charter)
___________________________

Germany	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Sung Lee
Chief Financial Officer
Semmelweisstrasse 7
82152 Planegg
Germany
Telephone: +49 89-89927-0
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
___________________________
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
Ordinary shares, no-par-value per share: 34,231,943 as of December 31, 2021

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
Special Note Regarding Forward-Looking Statements
This report contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as “believes”, “estimates”, “anticipates”, “expects”, “plans”, “intends”, “may”, “could”, “might”, “will”, “should”, “aims” and other similar expressions that convey the uncertainty of future events or outcomes, although not all forward-looking statements contain these identifying words. Forward-looking statements appear in a number of places throughout this report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses and current expectations concerning, among other things, our intellectual property position, results of operations, cash needs, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this report, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results or events to differ materially from our expectations. These forward-looking statements include, without limitation, statements about the following:
•the timing, progress and results of preclinical studies and clinical trials for our product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and of our research and development programs;
•the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
•the proposed clinical development pathway for our product candidates, and the acceptability of the results of such trials for regulatory approval of such product candidates by the U.S. Food and Drug Administration, or U.S. FDA, the European Medicines Agency, or EMA1), or comparable foreign regulatory authorities;
•our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;
•our expectations regarding the timing for meetings with regulatory agencies;
•our intent regarding the commercialization of our product candidates;
•our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;
1) For clarification purposes applying to whole document: the European Commission approves a product based on the recommendation of the European Medicines Agency (EMA) / Committee for Medicinal Products for Human Use (CHMP).

•our ability to identify and develop new product candidates;
•our ability to identify new collaboration partners and successfully enter into new collaboration arrangements;

•our ability to identify, recruit and retain key personnel;
•our ability to protect and enforce our intellectual property protection for our proprietary and partnered product candidates, as well as the scope of such protection;
•our expectations with regard to our future revenues and our future financial condition;
•our expectations regarding Monjuvi® (tafasitamab-cxix)’s ability to treat, in combination with lenalidomide, adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell treatment (ASCT), the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi;
•our expectations regarding the future development of pelabresib, felzartamab and CPI-0209;
•the effect of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations; and
•the development of and projections relating to our competitors or our industry.
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

•Our business has been and may continue to be materially and adversely affected by the ongoing COVID-19 pandemic. The COVID-19 pandemic has had, and will likely continue to have, an impact on various aspects of our business and that of third parties on which we rely. The extent to which the COVID-19 pandemic impacts our business will depend in part on future developments, which are uncertain and unpredictable in nature.
•We cannot assure you of the adequacy of our capital resources to successfully complete the development and commercialization of our product candidates, and a failure to obtain additional capital, if needed, could force us to delay, limit, reduce or terminate one or more of our product development programs or commercialization efforts.
•We have incurred significant losses since inception and anticipate that we will continue to incur losses in the future.
•Our operating results may fluctuate significantly in the future.

•From time to time, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.
•A substantial portion of our historical revenues are from a limited number of strategic collaborations and partnerships, and the termination of these collaborations could have a material adverse effect on our business, financial condition and results of operations.
•We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plan.
•We have limited experience as a commercial company, and we may not be successful in, or have limited success in, our continued commercialization of Monjuvi, in which case our financial results and future prospects may be substantially harmed.
•The commercial success of Monjuvi in the U.S. and Minjuvi in Canada and the EU, and of any additional products, will depend upon the degree of market acceptance by physicians, patients, third-party payers and others in the medical community.
•We are reliant on Incyte for the successful commercialization of tafasitamab outside of the United States. If Incyte does not successfully commercialize tafasitamab outside of the United States, our future prospects may be substantially harmed.
•If we are unable to establish and maintain sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we may not be successful in commercializing our product candidates if and when they are approved.
•If we are unable to advance our proprietary product candidates to clinical development, obtain regulatory approval for our product candidates, including for tafasitamab (for additional indications or in additional geographies) and for pelabresib, and ultimately successfully commercialize them or experience significant delays in doing so, our business will be materially harmed.
•We currently rely on third-party suppliers and CMOs for the manufacturing and distribution of our product candidates, and our dependence on these third-parties may impair the development of our product candidates. Moreover, we rely on third-parties to produce commercial supplies of approved product candidate and our commercialization of any of our product candidates could be stopped, delayed or made less profitable if those third-parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices or fail to otherwise complete their duties in compliance with their obligations to us or in compliance with applicable laws. Service or supply failures, or other failures, business interruptions, or other disasters affecting the manufacturing facilities of any party participating in the supply chain, would adversely affect our ability to supply our product candidates and products.
•We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products.
•We may be subject to tax audits or disputes or changes in tax laws.
•Price controls may be imposed in certain markets, which may adversely affect our future profitability.
•We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our shares.
•Holders of our ADSs may not be able to participate in any future preemptive subscription rights issues or to elect to receive dividends in shares, which may cause dilution to their holdings.
•As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs or our ordinary shares.
•As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.
•U.S. holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.
•The interpretation of the treatment of ADSs by the German tax authorities is subject to change.
•We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

•U.S. investors may have difficulty enforcing civil liabilities against our company and members of our Supervisory Board and Management Board and the experts named in this report.
•The rights of shareholders in a stock corporation subject to German law differ in material respects from the rights of shareholders of corporations incorporated in the United States.
•If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our shares.

Material non-financial aspects are taken into account in a separate “Non-Financial Group Report", which is available on our website.

PART I
Item 1. Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2.Offer Statistics and Expected Timetable.
Not applicable.
Item 3.Key Information
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable
C.Reasons for the Offer and Use of Proceeds.
Not applicable.
D.Risk Factors
Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the U.S. Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry, any of which could materially adversely affect our business, financial condition, results of operations, or market price of our securities. The risks and uncertainties summarized and described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, prospects, financial condition and results of operations.
Risks Related to the COVID-19 Pandemic
Our business has been and may continue to be materially and adversely affected by the ongoing COVID-19 pandemic. The COVID-19 pandemic has had, and will likely continue to have, an impact on various aspects of our business and that of third parties on which we rely. The extent to which the COVID-19 pandemic impacts our business will depend in part on future developments, which are uncertain and unpredictable in nature.
The COVID-19 pandemic and the related adverse public health developments, including orders to shelter-in-place, travel restrictions, and the burden of additional requirements on businesses, have adversely affected workforces, organizations, healthcare communities, economies, and financial markets globally, leading to increased market volatility. It has also disrupted the normal operations of businesses across industries, including ours. As a result of the COVID-19 pandemic, we are experiencing disruptions in our operations and business, and those of third parties upon whom we rely. We cannot reasonably assess or predict at this time the full extent of the negative impact that the COVID-19 pandemic and related effects may have on our business, financial condition, results of operations and cash flows. We expect to continue experiencing these disruptions in our operations and those of our third parties for an unknown period of time, as the trajectory of the COVID-19 pandemic remains uncertain and continues to evolve globally. These impacts of which may materially and adversely affect our business, include the following:
•We are conducting a number of clinical studies across our programs in geographies which are affected by the COVID-19 pandemic. The COVID-19 pandemic has had, and will likely continue to have, an impact on various aspects of our clinical studies, especially with emergence of the COVID variant (Omicron). Policies at various clinical sites and federal, state, local and foreign laws, rules and regulations are continuing to evolve, including through the implementation of quarantines and travel restrictions, and direction of healthcare resources toward pandemic response efforts. For instance, the availability of intensive care unit beds and related healthcare resources available to support activities unrelated to COVID-19 response have fluctuated with the incidence of severe cases of COVID-19 in the surrounding communities, and we anticipate that the availability of healthcare resources will continue to fluctuate and may become significantly constrained, with variability across geographies. The ebb and flow in COVID-19 infections since the start of the pandemic have impacted patient access to treatment facilities in the U.S. Therapies planned in “hot spot” regions, for example, may be postponed due to a lack of capacity. Furthermore, safety protocols implemented at various sites of care may restrict the ability of our sales force to engage in-person with medical personnel. As a result, there is a risk that we will not achieve the revenue planned from the sale of Monjuvi in the U.S. We assess any potential impact of this risk, however, as moderate.
•We currently rely on third parties to manufacture, perform quality testing, and ship our drug products for our clinical studies and commercial supplies. The third parties in our supply chain are subject to restrictions in operations arising from the COVID-19 pandemic, and in addition, a number of these third parties have experienced operational disruptions, which have affected activities necessary for our research, development, and commercialization efforts. These restrictions and disruptions in operations have also given rise to staffing shortages from time to time, which may result in production slowdowns and/or disruptions in delivery systems, potentially interrupting our supply chain and limiting our ability to manufacture drug product for our clinical studies and for commercial use. Further, since the beginning of the COVID-19 pandemic, three vaccines for COVID-19 have received Emergency Use Authorization by the U.S. FDA and two of those later received marketing approval. Additional vaccines may be authorized or approved in the future. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the product candidates needed for our clinical trials and/or commercial products, which could lead to delays in these trials and/or issues with our commercial supply. At this time, it is unknown how long these disruptions may continue, or the full extent of their impacts.
•Health regulatory agencies globally may experience disruptions in their operations as a result of the COVID-19 pandemic. The U.S. FDA, EMA and comparable regulatory agencies may have slower response times or lack resources to continue to monitor our clinical studies or to engage in other activities related to review of regulatory submissions in drug development. As a result, review, inspection, and other timelines may be materially delayed for an unknown period of time. Any de-prioritization of our clinical studies or delay in regulatory review resulting from such disruptions could materially affect the development of our product candidates.
•We have implemented policies at our locations to mitigate the risk of exposure to COVID-19 by our personnel, including restrictions on the number of staff in any given research and development laboratory, a work-from-home policy applicable to the majority of our personnel, and a phased approach to bringing personnel back to our locations over time. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. In addition, this could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, ethics committees, manufacturing sites, research or clinical study sites and other important agencies and contractors. Furthermore, since the onset of the COVID-19 pandemic, our employees and contractors conducting research and development activities have been limited in the activities that they may conduct, and will continue to be subject to policies restricting access to our laboratories for an extended period of time.
•The trading prices for our shares of common stock and other biopharmaceutical companies have been highly volatile as a result of the economic volatility and uncertainty caused by the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of shares of our common stock or such sales may be on unfavorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the spread of the COVID-19 pandemic will materially and adversely affect our business, the value of our common stock, and our ability to operate under our operating plan and execute our strategy. Our business and operating plan have already been impacted by the COVID-19 pandemic, the associated governmental restrictions, and the resulting economic conditions, leading us to reduce and defer costs, adjust our priorities, timelines and expectations, and implement a revised operating plan with the intention that it would enable us to advance our corporate strategy and pipeline during this period of uncertainty.
The extent of the impacts described above will depend on numerous evolving factors that we may not be able to accurately predict, including:
•the duration, severity, and scope of the pandemic;
•the effectiveness of governmental, business and individuals’ protocols and actions that have been and continue to be taken in response to the pandemic;
•the impact of the pandemic on economic activity and actions taken in response;
•the effect on patients, healthcare providers and business partners;
•demand for our approved products, including as a result of reduced patient visits to healthcare providers, travel restrictions, social distancing, quarantines and other containment measures;
•the time required by the clinical study sites to overcome the difficulty in the continuation of trial activities which eventually hampers the progress of the trial and delays the study timelines;

•the ability to obtain or deliver sufficient and timely supplies, given the disruptions to the production capabilities of our manufacturers and suppliers, particularly with respect to the priority given to the development and manufacture of COVID-19 vaccines;
•our access to the debt and equity markets on satisfactory terms, or at all;
•disruptions in regulatory oversight and actions, as a result of significant and unexpected resources expended to address the COVID-19 by regulators and industry professionals; and
•any closures of our and our partners’ offices, operations and facilities.
The ultimate impact of the COVID-19 pandemic on our business operations is highly uncertain and subject to change and will depend on future developments which are difficult to predict, including the duration of the pandemic, the ultimate geographic spread of the disease, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and other actions taken to contain or address its impact in the short and long term, among others. We do not yet know the full extent of potential delays or impacts on our business, our commercialization efforts, our clinical studies, our research programs, healthcare systems or the global economy, and if the ultimate impact of the COVID-19 pandemic and the resulting uncertain economic and healthcare environment is more severe than we anticipated, we may not be able to execute on our current operating plan or on our strategy. If the duration of the COVID-19 pandemic and the associated period of business and social restrictions and economic uncertainty is longer than we anticipated, our cash, cash equivalents, and marketable securities may not be sufficient to fund the activities under our operating plan for the time period that we anticipated, and we may be required to revise our operating plan further. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Risks Related to Our Financial Condition
We cannot assure you of the adequacy of our capital resources to successfully complete the development and commercialization of our product candidates, and a failure to obtain additional capital, if needed, could force us to delay, limit, reduce or terminate one or more of our product development programs or commercialization efforts.
As of December 31, 2021, we had cash and cash equivalents and current and non-current other financial assets of €976.9 million. We believe that we will continue to expend substantial resources for the foreseeable future developing our proprietary product candidates, including tafasitamab in additional indications and pelabresib. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, seeking regulatory approvals, as well as commercializing Monjuvi and launching and commercializing other products approved for sale, if any, and potentially acquiring new products. In addition, other unanticipated costs may arise. Because the outcome of our anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our proprietary product candidates.
Our future funding requirements will depend on many factors, including but not limited to:
• the success of our commercialization efforts and market acceptance for Monjuvi or any of our current or future product candidates for which we receive marketing approval;
•the costs of maintaining, expanding or contracting for sales, marketing and distribution capabilities in connection with commercialization of Monjuvi and any of our current or future product candidates for which we receive marketing approval;
•the numerous risks and uncertainties associated with developing therapeutic product candidates;
•the number and characteristics of product candidates that we pursue;
•the rate of enrollment, the need to expand, the progress, the costs and the outcomes of our clinical trials, which may or may not meet their intended endpoints;
•the timing of, and cost involved in, conducting non-clinical studies that are regulatory prerequisites to conducting clinical trials of sufficient duration for successful product registration;
•the cost of manufacturing clinical supply and establishing a commercial supply of our product candidates and the cost of continued manufacturing of commercial supply of Monjuvi;
•the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates if clinical trials are successful, including for obtaining regulatory approvals for tafasitamab (for additional indications or in additional geographies) and for pelabresib;

•the timing of, and costs involved in, conducting post-approval studies that may be required by regulatory authorities, including those required for Monjuvi;
•the terms and timing of any collaborative, licensing, or other arrangements that we may establish, including any required milestone and royalty payments thereunder and any non-dilutive funding that we may receive;
•the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs, if any, and the outcome of any such litigation;
•the timing, receipt, and amount of sales of, or royalties or milestones on, our existing products and future products, if any; and
•the costs to maintain the commercial organization including key executives needed for transformation.
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
We are a commercial-stage biopharmaceutical company. We have incurred significant losses since our inception and our consolidated net loss for the year ended December 31, 2021 was €514.5 million. As of December 31, 2021, our accumulated deficit was approximately €672.3 million. The probability of being profitable strongly depends on the commercial success of Monjuvi and successful development of our other product candidates and we may continue to incur losses in the coming years as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved product candidates and add infrastructure and personnel to support our product development efforts and operations as a public company in the United States. These activities will continue and will therefore impact significantly our profit or loss and our working capital in the foreseeable future.
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
Our results of operations may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. The revenues we generate, if any, and our operating results will be affected by numerous factors, including, but not limited to:
•the development status of our product candidates and, particularly, the timing of any milestone payments to be paid or received by us under our collaboration agreements;
•the incurrence of clinical expenses that could fluctuate significantly from period to period;
•the commercial success of the products marketed by our partners and the amount of royalties to us associated therewith;
•our ability to continue to successfully commercialize Monjuvi and any other future products marketed by ourselves;

•foreign exchange fluctuations;
•the unpredictable effects of collaborations during these periods;
•the timing of our satisfaction of applicable regulatory requirements;
•the rate of expansion of our clinical development and other development efforts;
•the effect of competing technologies and products and market developments; and
•general and industry-specific economic conditions.
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
Historically, we derived a substantial portion of our revenues from a limited number of collaborations, under which we generated revenues through licensing arrangements such as research and development payments, upfront payments, milestone payments, and, once a product is commercialized, royalty payments based on a portion of the revenue of product sold. We generate sales from the co-commercializing of Monjuvi in the United States and tiered royalties on ex-U.S. net sales of tafasitamab (Minjuvi) that account for a substantial portion of our revenues for the next years. The loss of any significant collaborator or any significant reduction in payments by a collaborator may have a material adverse effect on our business, financial condition and results of operations.
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
Risks Related to Commercialization
We have limited experience as a commercial company, and we may not be successful in, or have limited success in, our continued commercialization of Monjuvi, in which case our financial results and future prospects may be substantially harmed.
In July 2020, the U.S. FDA granted accelerated approval to Monjuvi, a CD-19 directed cytolytic antibody indicated in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). We are still evaluating tafasitamab in other clinical trials for the treatment of B-cell malignancies. Our ability to generate, and the degree to which we generate, product revenue from Monjuvi will depend heavily on our successful commercialization of the product and ability to gain approval for Monjuvi in expanded indications.
The development and commercialization of Monjuvi could be unsuccessful if:
•we fail to maintain the necessary financial resources and expertise to manufacture, market and sell Monjuvi;
•we (or our partners) fail to continue to develop and implement effective marketing, sales and distribution strategies and operations for the development and commercialization of Monjuvi;
•we fail to maintain a commercially viable manufacturing process for Monjuvi that is compliant with current good manufacturing practices;
•we fail to continue to obtain adequate pricing and third party reimbursement for Monjuvi;
•patients are not able to afford Monjuvi based on the cost-sharing required by third-party payors;
•we encounter any third party patent interference, derivation, inter partes review, post-grant review, reexamination or patent infringement claims with respect to tafasitamab;
•we fail to comply with regulatory and legal requirements applicable to the sale of Monjuvi, including the timely conduct and successful completion of the required post-marketing clinical trial;
•competing drug products are approved for the same indication as Monjuvi;
•new significant safety risks are identified; and
•tafasitamab does not demonstrate acceptable safety and efficacy in current or future clinical trials, or otherwise does not meet applicable regulatory standards for approval in indications other than for the treatment of adult patients with r/r DLBCL.
If we experience significant delays or an inability to successfully develop and commercialize Monjuvi, our business would be materially harmed.

The commercial success of Monjuvi in the U.S. and Minjuvi in Canada and the EU, and of any additional products, will depend upon the degree of market acceptance by physicians, patients, third-party payers and others in the medical community.
The commercial success of Monjuvi, Minjuvi and of any additional products will depend in part on the medical community, patients, and third-party or governmental payers accepting such product(s) as medically useful, cost-effective, and safe. Monjuvi, Minjuvi and any other products that we may bring to the market may not gain market acceptance by physicians, patients, third-party payers and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue. See the section of this annual report titled "Item 4.B. Business Overview Coverage and Reimbursement and Pricing" below. The degree of market acceptance of Monjuvi, Minjuvi and of any future products will depend on a number of factors, including:
•the breadth of the approved clinical indications for our product candidates;
•the potential efficacy and potential advantages over alternative treatments;
•the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;
•relative convenience and ease of administration;

•the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•the strength of marketing and distribution support and timing of market introduction of competitive products;
•the pricing of our product and of any future products;
•publicity concerning our product, any future products, or competing products and treatments;
•sufficient third-party insurance coverage or reimbursement; and
•potential product liability claims.
Even if a potential product displays a favorable efficacy and safety profile in preclinical and clinical studies, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and payers on the benefits of our products may require significant resources and may never be successful. Our efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors. Any of these factors may cause Monjuvi, Minjuvi or any future products, to be unsuccessful or less successful than anticipated.
We are reliant on Incyte for the successful commercialization of tafasitamab outside of the United States. If Incyte does not successfully commercialize tafasitamab outside of the United States, our future prospects may be substantially harmed.
In August 2021, both Health Canada and the European Commission granted conditional approval to Minjuvi, in combination with lenalidomide, for the treatment of adult patients with r/r DLBCL. Under our agreement with Incyte, Incyte maintains commercial rights to tafasitamab outside of the United States and we will receive tiered royalties on ex-U.S. net sales of tafasitamab in a mid-teens to mid-twenties percentage range of net sales. Thus, our ability to generate revenue from Minjuvi outside the United States will depend heavily on Incyte’s ability to successfully obtain the requisite marketing approvals outside the United States and commercialize the product.
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
Factors that may inhibit our efforts to commercialize our medicines on our own include:
•our inability to recruit and retain adequate numbers of effective sales and marketing personnel;
•the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future medicines;
•the lack of complementary medicines to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and
•unforeseen costs and expenses associated with creating an independent sales and marketing organization.
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

Risks Related to the Development and Clinical Testing of Our Product Candidates
If we are unable to advance our proprietary product candidates to clinical development, obtain regulatory approval for our product candidates, including for tafasitamab (for additional indications or in additional geographies) and for pelabresib, and ultimately successfully commercialize them or experience significant delays in doing so, our business will be materially harmed.
We have several product candidates in clinical development, and other product candidates and development candidates are currently in preclinical or earlier stages of development. Although we may receive certain payments from our collaboration partners, including upfront payments, payments for achieving certain development, regulatory or commercial milestones and royalties, our ability to generate revenue from our product candidates’ sales is dependent on receipt of regulatory approval for, and successful commercialization of, such product candidates, which may never occur. Our business and future success is particularly dependent on our ability to develop, either alone or in partnership, successfully, receive regulatory approval for, and then successfully commercialize our proprietary product candidates. Each of our product candidates will require additional preclinical and/or clinical development, regulatory approval in multiple jurisdictions, manufacturing supply, substantial investment and significant marketing efforts before we generate any revenue from product sales or royalties. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from applicable regulatory authorities. The success of our product candidates will depend on several factors, including the following:
•successful completion of preclinical studies (incl. safety studies) required to obtain regulatory approval in the United States, the European Union and other jurisdictions for our product candidates;
•successful enrollment of patients in, and completion of, clinical trials (incl. safety studies) required to obtain regulatory approval in the United States, the European Union and other jurisdictions for our product candidates;
•successful demonstration of reproducibility in the production process and ability for market supply;
•strategic commitment to particular product candidates and indications by us and our collaborators;
•receipt of product approvals, including marketing approvals, from applicable regulatory authorities;
•successful local and regional pricing and reimbursement negotiations with third-party payors to enable patients’ access to our products;
•successful validation of biomarkers and development of biomarker assays in those studies or programs where biomarkers are part of the development plan;
•obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates and brands;
•securing market supply and distribution network;
•securing quality raw material supplies;
•the successful launch and marketing of approved products and/or brands, whether alone or in collaboration with others;
•acceptance of our approved products and/or brands by patients, the medical community and third-party payors;
•effectively competing with other therapies and ability to demonstrate clinically meaningful benefits;
•enforcing and defending intellectual property rights and claims;
•maintaining a continued acceptable safety and efficacy profile of the products following approval; and
•maintaining a continued, sufficient supply of drug product in acceptable quality.
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
Further, our product candidates may not receive regulatory approval even if we are successful in conducting clinical trials, non-clinical studies and assembling required CMC (chemistry, manufacturing and controls) information. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations and partnership. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, in part, upon the commercialization potential, our ability to supply sufficient amounts of product candidates, the uptake of our product candidates and the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the market potential that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.
We plan to seek regulatory approval to commercialize future product candidates both in the United States and potentially in the European Union, and additional foreign jurisdictions. While the scope of regulatory approval is similar in other countries, to obtain separate regulatory approval in many other countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions.
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
We are currently conducting clinical trials for tafasitamab, pelabresib, felzartamab, and CPI-0209 in various indications. Each of our clinical trials requires the investment of substantial resources and time and the timing of the commencement, continuation and completion of these clinical trials may be subject to significant delays or termination relating to various causes, including, among other things:
•difficulties in identifying and enrolling patients who meet trial eligibility criteria;
•failure of patients to complete the clinical trials or return for post-treatment follow-up;
•delays in accumulating the required number of clinical events for data analyses;
•clinical investigators or sites deviating from trial protocol or failing to comply with regulatory requirements or meet their contractual obligations;
•delay or failure to obtain required regulatory approvals to start the clinical trial in the participating countries;
•delays in or failure to reach agreement on acceptable terms with prospective contract research organizations, or CROs, clinical trial sites and contract manufacturing organizations, or CMOs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs, trial sites and CMOs;
•delays in or failure to obtain institutional review board, or IRB, approval at participating trial sites;
•failure of third-party contractors used in our clinical trials or contract manufacturing organizations, or CMOs, to comply with regulatory requirements or meet their contractual obligations in a timely manner, or not at all;
•changes in regulatory requirements;
•the development and approval of competitive products;
•results from clinical trials of competing compounds, which may give rise to concerns about the target, the envisioned mode of action, the compound class or the commercial potential of the product candidate we are evaluating;
•higher-than-expected costs of clinical trials of our product candidates;
•insufficient or inadequate supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidate;
•scheduling conflicts with participating investigators/trial sites due to competing trials;
•outbreak of pandemic and natural disaster;
•urgent safety measures;
•pre-defined interim analysis of clinical trial data ~~(futility analysis)~~ or unfavorable and unforeseen non-clinical or clinical information that reveals that the product candidate has an unfavorable risk-benefit ratio;
•suspension/termination of approval of clinical trial conduct by Ethics Committees, or ECs, IRBs, U.S. FDA, or Competent Authorities, or CA;
•strategic decision to stop the clinical trial or the clinical development program; and
•recommendations of the data safety monitoring board/data monitoring committee, or DSMB/DMC, based on provided clinical safety data.

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
If we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are unfavorable or are only modestly favorable, if there are safety concerns associated with our product candidates, or if we are required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we contemplate, we may:
•be delayed in obtaining marketing approval for our product candidates;
•not obtain marketing approval at all;
•obtain approval for indications or patient populations that are not as broad as intended or desired;
•obtain approval with product labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;
•face higher pricing and reimbursement hurdles;
•be subject to additional post-marketing testing or other requirements; or
•remove the product from the market after obtaining marketing approval.
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
Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect on patients in open-label clinical trials receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.
The regulatory approval processes of the U.S. FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable and if we fail to obtain regulatory approval in any jurisdiction, we will not be able to commercialize our products in that jurisdiction, and our business, results of operations, financial condition and prospects may be materially adversely affected.
The time required to obtain approval by the U.S. FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including clinical trial designs, their outcome and the substantial discretion of the regulatory authorities. In addition, approval laws, regulations, policies or the type and amount of clinical data or other information necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Our existing product candidates or any product candidates we may seek to develop in the future may never obtain regulatory approval.

Our future product candidates could fail to receive regulatory approval for many reasons, including the following:
•the U.S. FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials or the results of our clinical trials may not meet the level of statistical significance required by the U.S. FDA or comparable foreign regulatory authorities for approval;
•we may be unable to demonstrate to the satisfaction of the U.S. FDA or comparable foreign regulatory authorities that an product candidate is safe and effective for its proposed indication(s) in the proposed population;
•we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•the U.S. FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•the data collected may not be sufficient to support the submission of a BLA or other submission, or to obtain regulatory approval in the United States, the European Union or elsewhere;
•the U.S. FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;
•the laws, regulations or policies of the U.S. FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data or other regulatory submissions insufficient for approval; and
•MorphoSys’ critical business operations, including but not limited to the Company’s supply chain, clinical trial conduct, as well as timelines for regulatory and commercial execution may be influenced negatively in case the implemented disaster recovery and business continuity plan may prove inadequate.
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
Additionally, as of May 26, 2021, the U.S. FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals; however, the U.S. FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the ongoing COVID-19 pandemic and travel restrictions the U.S. FDA is unable to complete such required inspections during the review period. Since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the U.S. FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. Since April 2021, the U.S. FDA has conducted limited inspections and employed remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates. Ongoing travel restrictions and other uncertainties continue to impact oversight operations both domestic and abroad and it is unclear when standard operational levels will resume. The U.S. FDA is continuing to complete mission-critical work, prioritize other higher-tiered inspectional needs (e.g., for-cause inspections), and carry out surveillance inspections using risk-based approaches. Should the U.S. FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the U.S. FDA does not determine a remote interactive evaluation to be adequate, the agency has stated that it generally intends to issue, depending on the circumstances, a complete response letter or defer action on the application until an inspection can be completed. During the COVID-19 public health emergency, a number of companies announced receipt of complete response letters due to the U.S. FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If the U.S. FDA becomes unable to continue its current level of performance, we could experience delays and setbacks for our product candidates and for any approvals we may seek which could adversely affect our business.
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
Clinical trials assess a sample of the potential patient population. With a limited number of patients and duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our product candidates receive regulatory approval and we or others identify undesirable side effects caused by such approved products (or any other similar products), a number of potentially significant negative consequences could result, including:
•regulatory authorities may withdraw or limit their approval of such products and require us or our collaborators to take such products off the market;
•regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contra-indication, or correspondence to alert physicians and other healthcare providers about new or updated information regarding the approved product, such as Dear Health Care Provider letters;
•we or our collaborators may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•we or our collaborators may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates;
•regulatory authorities may require a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;
•we or our collaborators may be subject to regulatory investigations and government enforcement actions;
•we or our collaborators may decide or be required to remove such product candidates from the marketplace;
•we or our collaborators could be sued and potentially held liable for injury caused to individuals exposed to or taking our product candidates;
•sales of the product(s) may decrease substantially; and
•our reputation and the reputation of our collaborators may suffer.
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
In addition, there are risks inherent in conducting clinical trials in multiple jurisdictions, inside and outside of the United States, such as:
•regulatory and administrative requirements of the jurisdiction where the trial is conducted that could burden or limit our ability to conduct our clinical trials;
•foreign exchange fluctuations;
•manufacturing, customs, shipment and storage requirements;
•cultural differences in medical practice and clinical research; and
•the risk that the patient populations in such trials are not considered representative as compared to the patient population in the target markets where approval is being sought.
We are required to comply with comprehensive and ongoing regulatory requirements for our approved drug, Monjuvi/Minjuvi, and if we receive regulatory approval, for our product candidates, including conducting confirmatory clinical trials of any drug that receives accelerated approval. In addition, our approved product and product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drugs, which may materially adversely affect our business, prospects, financial condition and results of operations.

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
If the U.S. FDA, the EMA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, marketing, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval, as well as applicable product tracking and tracing requirements, all of which may result in significant expense and limit our ability to commercialize such products. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product.
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
Once a product is approved by the U.S. FDA, the EMA or a comparable foreign regulatory authority for marketing, it is possible that previously unknown problems may occur with the product, including problems with third-party manufacturers or manufacturing processes, packaging or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our products, it may result in, among other things:
•restrictions on the marketing or manufacturing or packaging of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;
•fines, warning letters or holds on clinical trials;
•refusal by the U.S. FDA, the EMA or comparable foreign regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;
•requirements to conduct additional clinical trials, change our product labeling or submit additional applications or application supplements;
•product seizure or detention, or refusal to permit the import or export of products; and
•injunctions or the imposition of civil or criminal penalties.
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
Similarly, in the European Union, the European Commission grants orphan medicinal product designation after receiving the opinion of the European Medicines Agency, or EMA, Committee for Orphan Medicinal Products on an orphan medicinal product designation application. Orphan medicinal product designation is intended to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in the European Union and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized for marketing in the EU (or, if a method exists, the product would be of a significant benefit to those affected by the condition). In addition, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would generate sufficient return to justify the necessary investment in developing the product. In the European Union, orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers.

Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the EMA or the U.S. FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven years in the U.S. and ten years in the European Union. The European Union exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified.
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
The development and commercialization of new drug products is highly competitive. We face competition with respect to our current products and product candidates, and we and our collaborators will face competition with respect to any product candidates that we or they may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing our product candidates in the hematology/oncology area. Some competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. For additional information regarding our competition, see the section of this annual report titled “Item 4.B. Business Overview.”
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
Risks Related to Our Reliance on Partnerships and Other Third-Parties
Collaborations on products and product candidates are important to our business, and future collaboration and license agreements may also be important to us. If we are unable to maintain any of these partnerships or if these partnerships are not successful, our business could be materially adversely affected.
We have in the past entered into, and intend to continue to enter into on a case-by-case basis, collaborations with other companies that we believe provide us with valuable funding and other benefits. However, we cannot ensure that any such collaboration will continue or be successful. For example, in March 2015, we and Celgene Corporation (now part of Bristol-Myers Squibb) agreed to end the existing co-development and co-promotion agreement for felzartamab, following which we regained the rights to felzartamab. We have subsequently partnered Chinese regional rights to felzartamab, and our partner I-Mab will further develop felzartamab in multiple myeloma, or MM, and potentially also for additional indications, for China, Hong Kong, Macao and Taiwan. We cannot ensure that such collaboration will be successful. Our inability to find a partner for any of our product candidates may result in our termination of that specific product candidate program or evaluation of a product candidate in a particular indication. We are currently investigating the development of felzartamab outside of China in an autoimmune indication. In November 2018, we entered into a collaboration and licensing agreement with I-Mab for an additional proprietary program, MOR210. Our partner I-Mab will perform certain preclinical and clinical development activities, and we will share territorial rights (China, Hong Kong, Macao, Taiwan and South Korea for I-Mab, rest of world for MorphoSys). In January 2020, we entered into a collaboration and license agreement with Incyte Corporation, or Incyte, to further develop and commercialize our proprietary antibody tafasitamab globally. This agreement received clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act as well as by the German and Austrian antitrust authorities on or before March 2, 2020, and became effective on March 3, 2020. Under the terms of the agreement, we and Incyte are co-commercializing tafasitamab in the U.S., while Incyte has exclusive commercialization rights outside of the U.S. In addition, we and Incyte have agreed to co-develop tafasitamab broadly in r/r DLBCL, frontline DLBCL, as well as additional indications beyond DLBCL, such as follicular lymphoma (FL) and marginal zone lymphoma (MZL). We cannot ensure that any such collaboration or license agreement or further clinical development or the commercialization will be successful. In November 2020, together with Incyte, we signed a clinical trial collaboration agreement with Xencor under which Xencor will perform a combination trial with tafasitamab, lenalidomide and plamotamab. In November 2020, we also signed a partnership with Cherry Biolabs under which we receive a license to their hemibody technology. We cannot ensure that the application of such technology will lead to additional therapeutic programs that enter our discovery and clinical pipeline.
In the future, we may enter into additional collaborations and license agreements to fund our development programs or to gain access to sales, marketing or distribution capabilities and we may also enter into collaborations and licensing or purchasing agreements under which we provide funding and gain access to targets, technologies or compounds.
Under the collaboration agreements where we grant our partners an exclusive license to certain therapeutic antibodies for specific targets we receive license fees, research and development funding, milestone payments and/or, if a product is approved for marketing, royalties in return. Following the discovery and preclinical testing phase, these partners are typically solely responsible for the further development of the product candidate and therefore exercise full control over its further development and potential commercialization. In other collaborations, for example with Incyte, we also rely on both parties’ and capabilities to co-develop and co-commercialize. In clinical trial collaborations, for example the one signed with Xencor, we rely on the partners’ capabilities and diligence for performance of the agreed trial. Our existing collaborations, and any future collaborations and licensing or purchasing agreements we enter into, therefore may pose a number of risks, including the following:
•collaborators, licensees or licensors may have significant discretion in determining the efforts and resources that they will apply to these collaborations or license agreements;
•collaborators, licensees or licensors may not perform their obligations as expected by us or by health authorities, such as the U.S. FDA, the EMA or comparable foreign regulatory authorities;
•collaborators, licensees or licensors may dissolve, merge, be bought, or may otherwise become unwilling to fulfill the initial terms of the collaboration or license agreement with us;
•collaborators, licensees or licensors may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the partners’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities or the actual or perceived competitive situation in a specific indication;
•collaborators, licensees or licensors may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or may require a new formulation of a product candidate for clinical testing;
•collaborators, licensees or licensors may not put sufficient resources or may delay or underperform in their activities to seek regulatory approval, pricing approval and perform commercial and medical affairs activities to market and sell the product;
•collaborators, licensees or licensors may not be compliant with applicable laws and regulations;
•collaborators, licensees or licensors could independently develop, or develop with third-parties, products that compete directly or indirectly with our products or product candidates if the partner believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
•product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;
•a collaborator or licensee with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;
•a target, technology or compound we in-license, collaborate/co-develop or acquire could be determined to not perform in any pre-clinical, clinical, supply or commercialization activities as expected, including but not limited to showing deficiencies in pharmacology, pharmacokinetics, toxicology, safety, efficacy or manufacturing data, or such data may not be competitive with other projects from third parties, which may cause us to devote additional resources to the research, development, manufacturing and commercialization, may cause a delay or failure of regulatory approval or may cause us to stop the project and write off the investment already taken;
•We are co-commercializing Monjuvi together with Incyte in the United States, and to the extent we are reliant on marketing and distribution activities provided by Incyte we may not be able to meet commercial demand, as applicable, in a timely manner or at all;
•disagreements with collaborators, licensees or licensors, including disagreements over proprietary rights, contract interpretation and breach of contract claims, payment obligations or the preferred course of development, supply and commercialization, might cause delays or termination of the research, development or commercialization of products or product candidates, might lead to additional responsibilities, including financial obligations for us with respect to products or product candidates, or delays or withholding of any payments due or might result in litigation or arbitration, any of which would be time-consuming and expensive;
•collaborators, licensees or licensors may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
•collaborators, licensees or licensors may infringe the intellectual property rights of third-parties, which may expose us to litigation and potential liability; and
•collaborations, or license agreements may be terminated for the convenience of the collaborator or licensee and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

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
For all our proprietary product candidates, we face significant competition. This may negatively impact our ability to enter into potential partnerships or licensing agreements for our compounds. For example, we decided not to pursue felzartamab development in MM outside the collaboration with I-Mab in mainland China, Hong Kong, Macao and Taiwan without another partner for the rest of the world. Instead, we are currently pursuing the further development of felzartamab outside of China in autoimmune indications. Also for any in-licensing and acquisition activities, we face significant competition. Our ability to reach definitive agreements for partnerships will depend, among other things, upon our assessment of the partner’s resources and expertise, the terms and conditions of the proposed partnership and the proposed partner’s evaluation of a number of factors. The factors, depending on the type of partnership we or the partner would consider, may include the design or results of clinical trials, the likelihood of approval by the U.S. FDA, the EMA or comparable foreign regulatory authorities, the potential market for the subject product candidate, market access and pricing considerations in the respective territory, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, incidence and prevalence of the respective disease, and industry and market conditions generally. The partner may also consider alternative product candidates for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our product candidate. In the case of in-licensing or acquisition partnerships, the partner may also consider alternative offers or partners other than MorphoSys to be more attractive, or keeping all rights to themselves.
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
We rely and expect to continue to rely on public and private medical/research institutions, clinical investigators, CROs, service providers and collaboration partners to conduct our early phase and late phase product development activities including the conduct of preclinical studies and clinical trials. Our development activities conducted in reliance on third-parties may be delayed, suspended or terminated, including for the following reasons:
•the third-parties do not devote a sufficient amount of resources, time or effort to our activities or otherwise fail to successfully carry out their contractual duties or to meet regulatory obligations or expected deadlines;
•we replace a third-party; or
•the quality or accuracy of the data obtained by third-parties is compromised due to their failure to adhere to the study plans/protocols, GxP, regulatory requirements or for other reasons.
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

We currently rely on third-party suppliers and CMOs for the manufacturing and distribution of our product candidates, and our dependence on these third-parties may impair the development of our product candidates. Moreover, we rely on third-parties to produce commercial supplies of approved product candidate and our commercialization of any of our product candidates could be stopped, delayed or made less profitable if those third-parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices or fail to otherwise complete their duties in compliance with their obligations to us or in compliance with applicable laws. Service or supply failures, or other failures, business interruptions, or other disasters affecting the manufacturing facilities of any party participating in the supply chain, would adversely affect our ability to supply our product candidates and products.
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
We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials and our approved product for commercial sale. For certain items, there are a limited number of suppliers for raw materials that we use to manufacture our products and appropriate lead times for ordering such materials are factored into the manufacturing plans. However, there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. Moreover, we currently do not have any agreements in place for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have access to a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, could considerably delay the completion of our clinical trials, product testing and potential regulatory approval of our product candidates. Such delays could for example be caused by the implementation of corrective actions at the supplier, or even replacement of a contract manufacturer or other involved third-parties. If we or our manufacturers are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenue from the sale of our product candidates. Additionally, we may experience unforeseen difficulties or challenges in the manufacture of our product candidates on a commercial scale compared to the manufacture for clinical purposes. We currently rely on CMOs for the manufacturing of each of our proprietary product candidates. Thus any regulatory action, service failure, business interruptions, or other disasters affecting BI’s facilities or the facilities of our other CMOs for our other proprietary product candidates could result in a significant delay in the production and supply of tafasitamab and could, as a result, have a material adverse effect on our business, results of operations, financial condition and prospects. In order to mitigate this risk, we have initiated the establishment of second and third suppliers for tafasitamab.

The manufacture of our product candidates approved product is complex. Our third-party manufacturers may encounter difficulties in production. If we encounter any such difficulties, our ability to supply our product candidates for clinical trials or, if approved, for commercial sale could be delayed or halted entirely.
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
The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. In addition, we or our licensors may only pursue, obtain or maintain patent protection in a limited number of countries. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found. We may be unaware of prior art or other documents or experiments that could be used to invalidate an issued patent or prevent our pending patent applications from issuing as patents. Even if patents do successfully issue and even if such patents cover our products or product candidates, third-

parties (including our licensees) may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Further, the existence of issued patents does not guarantee our right to practice the patented technology or commercialize the patented product. Third-parties may have or obtain rights to patents which they may use to prevent or attempt to prevent us from commercializing any of our patented product candidates, or which might require us to take license to such patents in order to be able to commercialize the respective product candidates. If these other parties are successful in obtaining valid and enforceable patents, and establishing our infringement of those patents, we could be prevented from selling our products unless we were able to obtain a license under such third-party patents. In addition, third-parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency of competent jurisdiction may find our patents invalid and/or unenforceable.
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
If the patent applications we own or have in-licensed with respect to our product candidates fail to issue as patents, if their breadth or strength of protection is narrowed or threatened, or if they fail to provide meaningful exclusivity, it could dissuade companies from collaborating with us and adversely affect our competitive position. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid or unenforceable or will be threatened by third-parties. Any successful challenge to any patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product or product candidate that we may develop and could impair or eliminate our ability to collect future revenues and royalties with respect to such products or product candidates. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to a product or product candidate. In addition, patents have a limited lifespan. In the United States and most foreign jurisdictions, the natural expiration of a patent is generally 20 years from the earliest filing date of a non-provisional patent application to which the patent claims priority. Various extensions may be available; however, the life of a patent and the protection it affords is limited. If we encounter delays in obtaining regulatory approvals, the period of time during which we could market a product under patent protection could be reduced. Even if patents covering our product candidates are obtained, once such patents expire, we may be vulnerable to competition from generic, similar or biosimilar products. The launch of a generic version or biosimilar version of one of our products in particular would be likely to result in an immediate and substantial reduction in the demand for our product, which could have a material adverse effect on our business, financial condition, results of operations or prospects.
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
By letter dated June 10, 2021, MorphoSys was notified by a licensor of the initiation of arbitration proceedings in the United States. The licensor alleges breach of contract and claims damages for the licensor’s argued loss of revenues. Despite the patent expiry in 2018 confirmed by the licensor at the time, this is now disputed and a significantly longer patent term is assumed. Taking into account the associated legal and consulting costs, the potential amount in dispute in the proceedings is in the low double-digit Euro million range and also includes a currently unspecified share of royalty income. A decision by the arbitration court is expected in the fourth quarter 2022. Based on the current assessment of the facts, MorphoSys believes that the arguments presented are unfounded and that the arbitration will likely be decided in MorphoSys’ favor. There was no arbitration decision and no other new developments in the third and fourth quarter of 2021.
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
In the pharmaceutical and biotechnology industry, significant litigation and other proceedings regarding patents, patent applications, trademarks and other intellectual property rights have become commonplace. The types of situations in which we may become a party to such litigation or proceedings include:
•we or our collaborators may initiate litigation or other proceedings against third-parties seeking to invalidate the patents held by those third-parties or to obtain a judgment that our products or processes do not infringe those third-parties’ patents;
•if our competitors file patent applications that claim technology also claimed by us or our licensors, we or our licensors may be required to participate in interference, derivation, inter partes review or opposition proceedings to determine the priority of invention, inventorship or validity of the applicable patent rights which could jeopardize our patent rights and potentially provide a third-party with a dominant patent position;
•if third-parties initiate litigation claiming that our processes or the processes of our CMOs or CROs, products or uses thereof infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings; and
•if a license to necessary technology is terminated, the licensor may initiate litigation claiming that our processes or products infringe or misappropriate their patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

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
As an innovation-driven and patient-centric company, we are highly dependent on the expertise of the members of our research and development team, as well as the other key functions such as commercial and supply to ensure that we can bring our medicines to our patients with the highest quality and compliance with required standards. In addition, the members of our Management Board are key in developing our long-term strategy and steering all areas of the company. The currently include Jean-Paul Kress, M.D., our Chief Executive Officer, Sung Lee, our Chief Financial Officer and Malte Peters, M.D., our Chief Research and Development Officer. In November 2021, Roland Wandeler, Ph.D., announced his resignation as Chief Operating Officer and member of the Management Board of the Company, effective as of December 31, 2021. Our Management Board members have fixed-term contracts typically of three years.
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
The accounting treatment of the payment that MorphoSys AG received from Royalty Pharma in the third quarter of 2021 could be examined by the tax authorities under German tax law in the context of a future tax audit. This examination is considered standard given the amount of the payment. Based on the Company’s knowledge of German tax law and supported by tax experts, the Company has concluded that the tax risk assessment is medium in accordance with the Company's internal risk valuation system. Consequently, due to the remaining uncertainty and the significance, a contingent income tax liability in the amount of €223.1 million is reported (refer to Note 7.2 in the notes).
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
Our business operations and activities may be directly or indirectly subject to various fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. As we recently obtained U.S. FDA approval for one of our proprietary product candidates and began commercializing this product in the United States, our potential exposure under such laws increased significantly, and our costs associated with compliance with such laws have increased. If we obtain U.S. FDA approval for additional proprietary product candidates in the future, our potential exposure and the costs associated with compliance will continue to grow. These laws may impact, among other things, our current activities with principal investigators and research subjects, as well as proposed and future sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by the federal government and state governments in which we conduct our business. See the section of this annual report titled "Item 4.B. Business Overview Healthcare Law and Regulation."
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
The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.
Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, defending against any such actions can be costly and time consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.
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
Globally, we are also subject to stringent privacy and data protection requirements. Europe’s General Data Protection Regulation (“GDPR”) is of the most concern in this regard. The GDPR, effective since May 2018, imposes strict regulations regarding the collection, storage and all other processing of personal data including special protections for “sensitive information” which includes health and genetic information of data subjects residing in the EU. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States or other regions that have not been deemed to offer “adequate” privacy protections. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with any future European activities. We could be adversely affected if we fail to comply fully with all of these requirements. Non-compliance with the GDPR can trigger significant fines of up to € 20 million or 4% of total worldwide annual turnover, whichever is higher.
In addition, further to the United Kingdom’s (UK) exit from the EU on January 31, 2020, the GDPR ceased to apply in the UK at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law (referred to as the ‘UK GDPR’). The UK GDPR and the UK Data Protection Act 2018 set out the UK’s data protection regime, which is independent from but aligned to the EU’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Although the UK is regarded as a third country under the EU’s GDPR, the European Commission (“EC”) has now issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing.
In the United States, there has been considerable legislative activity at the state level. California recently enacted the California Consumer Privacy Act, or CCPA, which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. The CCPA went into effect on January 1, 2020, and became enforceable by the California Attorney General on July 1, 2020. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. While there is currently an exception for protected health information that is subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and clinical trial regulations, as currently written, the CCPA may impact our business activities. There continues to be uncertainty surrounding the enforcement and implementation of the CCPA exemplifying the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.
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

While we are currently not subject to the CCPA and will likely not fall under the purview of the CPRA, certain other state laws impose similar privacy obligations. We also expect anticipate that more states may enact legislation similar to the CCPA, which provides consumers with new privacy rights and increases the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation which, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.
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
To cover such liability claims, we purchase clinical trial insurances in the conduct of each of our clinical trials. It is possible that our liabilities could exceed our insurance coverage or that our insurance will not cover all situations in which a claim against us could be made. We expanded our insurance coverage to include the sale of commercial products once we receive marketing approval for any of our proprietary products. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired. Should any of the events described above occur, this could have a material adverse effect on our business, prospects, financial condition and results of operations, including, but not limited to:
•decreased demand for our future product candidates;
•adverse publicity and injury to our reputation;
•withdrawal of clinical trial participants;
•initiation of investigations by regulators;
•costs to defend the related litigation;
•a diversion of management’s time and our resources;

•compensation in response to a liability claim;
•product recalls, withdrawals or labeling, marketing or promotional restrictions;
•loss of revenue;
•exhaustion of any available insurance and our capital resources; and
•the inability to commercialize our products or product candidates.
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
In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that we, or any collaborators, may receive for any approved products. See the section of this annual report titled "Item 4.B. Business Overview Healthcare Reform."
The costs of prescription pharmaceuticals in the United States has also been the subject of considerable discussion in the United States, and members of Congress and the Administration have stated that they will address such costs through new legislative and administrative measures. There have been several U.S. congressional inquiries, Administrative actions, and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient support programs, and reform government program reimbursement methodologies for drugs. Further, various regulatory proposals and policies have been issued to address the reimportation of drugs. For example, in October 2020, the U.S. FDA issued a final guidance document outlining a pathway for manufacturers to obtain an additional National Drug Code, or NDC, for an U.S. FDA-approved biological product that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. Individual states have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing.Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, Congress has indicated that it will continue to seek new legislative measures to control drug costs. To the extent that products that MorphoSys commercializes are subject to the legislative, regulatory, or other measures that promote or allow the reimportation of drugs the prices we receive for our products could decreases, which would adversely affect our future revenues and prospects for profitability.

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
While we have not experienced any material computer system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other disruptions. These cyber-attacks could be carried out by threat actors of all types (including but not limited to nation states, organized crime, other criminal enterprises, individual actors and/or advanced persistent threat groups). In addition, we may experience intrusions on our physical premises by any of these threat actors. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed. Any breach, loss, or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, or claims for damages either under the GDPR and relevant member state law in the EU, other foreign laws, and the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and other relevant state and federal privacy laws in the United States.

Our product and future product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an U.S. FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the U.S. FDA until four years following the date that the referenced product was first licensed by the U.S. FDA. In addition, the approval of a biosimilar product may not be made effective by the U.S. FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the U.S. FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the U.S. FDA. On July 9, 2021, President Biden issued an executive order directing the U.S. FDA to, among other things, continue to clarify and improve the approval framework for biosimilars, including the standards for interchangeability of biological products, facilitate the development and approval of biosimilar and interchangeable products, clarify existing requirements and procedures related to the review and submission of BLAs, and identify and address any efforts to impede biosimilar competition. As a result, the ultimate impact, implementation, and meaning of the BPCIA are subject to uncertainty and evolving interpretation. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the U.S. FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

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
On July 15, 2021, MorphoSys completed its acquisition of Constellation, adding two clinical stage assets pelabresib and CPI-0209 to its pipeline. We may acquire additional businesses or products, form strategic alliances or create joint ventures with third-parties that we believe will complement or augment our existing business. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition, including the Constellation acquisition, that delays or prevents us from realizing their expected benefits or enhancing our business. When acquiring businesses with promising products or technologies, we may not be able to realize the benefit of acquiring such businesses if, for instance, we are unable to successfully integrate them with our existing operations and company culture. We cannot assure you that, following any such acquisition, including the Constellation acquisition, we will achieve the expected synergies to justify the transaction. If we are unsuccessful in realizing any of the benefits following an acquisition, we may incur impairment charges in respect of the assets acquired, which could adversely affect our results of operations.
A “risk run” in the fall of 2021 identified a short-term, moderate organizational risk related to the operational integration of Constellation into the MorphoSys Group. Should MorphoSys be unable to integrate the acquired company into the Group’s structures and processes within a reasonable period of time, there is a risk that potential synergies may fail to be realized as planned. This risk also includes the potential departure of employees in key positions with specific background knowledge. To mitigate this risk, a project team has been formed consisting of experienced Constellation and MorphoSys employees from various departments that is focused on key aspects of the integration. By the end of the 2021 financial year, significant progress had already been made in integrating the companies’ operations. A global operating model was rolled out to manage major functions across locations and facilitate the business and decision-making processes. While the measures taken have greatly reduced integration risk, a financial risk exists that potential synergies will not be leveraged as planned.
We are subject to currency exchange rate fluctuations.
Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the U.S. dollar and the euro. Our functional currency is the euro and a substantial proportion of our revenues and operating expenses is paid in U.S. Dollars, we also receive payments from our collaboration partners in U.S. dollars and we regularly acquire services, consumables and materials in U.S. dollars. As a result, our business may be affected by fluctuations in foreign exchange rates between the euro and the U.S. dollar, which may also have a significant impact on our reported results of operations and cash flows from period to period.
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

proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Brussels and Euronext Amsterdam and voluntarily report our results of operations on a quarterly basis, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there is and will continue to be less publicly available information concerning our company than there would be if we were not a foreign private issuer.
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.
The Nasdaq Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose the Nasdaq Listing Rules that we do not follow and describe the German corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We continue to follow German corporate governance practices in lieu of the corporate governance requirements of Nasdaq in certain respects. In particular, we follow German corporate governance practices in connection with the distribution of annual and interim reports to shareholders, the application of our code of conduct to our Supervisory Board, proxy solicitation in connection with shareholders’ meetings, and obtaining shareholder approval in connection with the issuance of shares in connection with an acquisition, change of control transactions, the establishment of or material amendment to any equity-based compensation plans and the issuance of shares in a private placement in excess of 20% of the outstanding share capital at less than the greater of book or market value. To this extent, our practice varies from the requirements of Nasdaq. See the sections of this annual report titled “Item 6 —Directors, Senior Management and Employees” and “Item 16G —Corporate Governance.”
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
Based on the current composition of our income and valuation of our assets, we believe that we could be treated as a PFIC for the 2021 taxable year, and we may also be treated as a PFIC in any future taxable year. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change. In particular, the total value of our assets for purposes of the asset test generally will be calculated taking into account the market price of our ADSs or ordinary shares, which may fluctuate considerably. Fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position.
If we were to be or become a PFIC for any taxable year during which a U.S. holder (defined below in “Taxation—U.S. Taxation”) holds ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See the section of this annual report titled “Item 10 E. Taxation—U.S. Taxation—PFIC Rules.”
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
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022.
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
As of March 15, 2022, a majority of our executive officers and directors are U.S. citizens or residents.
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
We are incorporated under the laws of Germany. The majority of our assets are located outside the United States and currently two of the three members of our Management Board and three out of six Supervisory Board members reside outside of the United States. As a result, effecting service of process upon such persons may require compliance with international treaty procedures that could cause delay and in some case interfere with establishing personal jurisdiction in front of U.S. courts. The United States and Germany do not currently have a treaty providing for reciprocal recognition and enforceability of judgments rendered in connection with civil and commercial disputes and, accordingly, a final judgment rendered by a U.S. court based on civil liability would not automatically be recognized or enforceable in Germany. Therefore enforcing against members of our Management Board or Supervisory Board or against us, judgments obtained in U.S. courts’ that are predicated upon the civil liability provisions of the U.S. federal securities laws may be impossible under German law as a result of public policy or jurisprudence providing defenses for German nationals. Foreign courts may refuse to consider claims brought under U.S. securities laws on either procedural grounds or substantive grounds. Even if a foreign court is willing to decide the merits of such a claim, it may decide to apply the law of the jurisdiction in which the foreign court is located, rather than U.S. law.
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
We are a German stock corporation with our registered office in Germany. Our corporate affairs are governed by the laws governing stock corporations incorporated in Germany and our articles of association. The rights of shareholders and the responsibilities of members of our Management Board (Vorstand) and Supervisory Board (Aufsichtsrat) may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our Management Board and Supervisory Board may take into account a broad range of considerations, including our interests, the interests of our shareholders, employees, creditors and, to a limited extent, the general public. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a holder of ADSs. See the section of this annual report titled “Item 16G—Corporate Governance”.
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

Unfavorable U.S. or global economic conditions could adversely affect our business, financial condition, or results of operations.
Our results of operations could be adversely affected by general conditions in the global economy and financial markets, including by the recent global political and military events, the COVID-19 pandemic, or any other health epidemic. The most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the most recent global financial crisis, could result in a variety of risks to our business, including weakened demand for our product candidates and our ability to raise additional capital when needed on favorable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.
Adding to the unknown, geopolitical tensions remain high, particularly with the recent invasion of Ukraine by Russia. This conflict is expected to take a strong human and economic toll far beyond the Ukrainian border, particularly in Europe.
Item 4.Information on the Company.
A.History and Development of the company
MorphoSys AG was founded in 1992 in Martinsried, Germany, and was converted to a stock corporation on March 3, 1998 under the laws of Germany with an indefinite duration. Our legal and commercial name is MorphoSys AG. We were registered in the commercial register of the local court of Munich under number HRB 121023 on June 30, 1998. In 1999, MorphoSys was listed on the Frankfurt Stock Exchange, trading under the ticker symbol “MOR”. In 2014, MorphoSys joined the TecDAX index, and since September 2021, MorphoSys is part of the SDAX Index. In April 2018, following a U.S. initial public offering, American Depositary Shares of MorphoSys began trading on the Nasdaq, also under the symbol “MOR”. In July 2018, we established a wholly owned subsidiary, MorphoSys US Inc., to build our commercial infrastructure in the United States. MorphoSys US Inc. is the company’s agent in the United States and is located at 470 Atlantic Avenue, 14th Floor, Boston, Massachusetts 02210.
Our registered office is located at Semmelweisstrasse 7, 82152 Planegg, Germany, and our telephone number is +49 89-89927-0. Our website is www.morphosys.com. Information contained on our website is not incorporated by reference into this annual report, and you should not consider information contained on our website to be part of this annual report or in any other filings we make with the SEC, or in deciding whether to purchase or sell our ADSs. Material non-financial aspects are taken into account in a separate "Non-Financial Group Report," which is available on our website.
The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.
Principal Capital Expenditures:

In the years ended December 31, 2021, 2020 and 2019, our expenditures for property, plant and equipment were € 3.7 million, € 4.3 million, and € 3.1 million, respectively. In the years ended December 31, 2021, 2020 and 2019, our expenditures for intangible assets were € 22.5 million, € 44.9 million, and € 0.6 million, respectively.
In the course of the acquisition of Constellation in 2021, MorphoSys acquired € 719.4 million in intangible assets and € 1.6 million in property, plant and equipment.
For our commitments for capital expenditures, we refer to Item 5.B.
B.Business Overview
We are a commercial-stage biopharmaceutical company devoted to the discovery, development and commercialization of innovative therapies for patients, with a focus on cancer and autoimmune diseases. We have a broad pipeline in which we invest in and develop product candidates primarily in the hematology/oncology area. In 2021, we focused on commercializing our marketed product and in advancing product candidates at various stages of development. Importantly, we made a transformational acquisition with the Constellation transaction to broaden our clinical development pipeline and position the Company for long-term sustainable growth. We believe the product candidates in our pipeline have the potential to treat serious diseases and improve the lives of patients.

Clinical Programs Developed by Partners (Selection)

Program / Partner Indication	Phase 1	Phase 2	Phase 3	Launched
Gantenerumab / Roche Alzheimer's disease	●	●	●	○
Otilimab (MOR103/GSK3196165) / GlaxoSmithKline				
Rheumatoid arthritis	●	●	●	○
Severe pulmonary COVID-19 related disease	●	●	○	○
Felzartamab[1] / I-Mab Multiple myeloma	●	●	●	○
Abelacimab (MAA868) / Anthos Therapeutics Atrial fibrillation	●	●	○	○
Setrusumab (BPS804) / Mereo/Novartis/Ultragenyx Brittle bone syndrome	●	●	○	○
NOV-8 (CMK389) / Novartis Pulmonary sarcoidosis	●	●	○	○
NOV-9 (LKA651) / Novartis Diabetic eye diseases	●	●	○	○

Most advanced development stage

Program / Partner Indication	Phase 1	Phase 2	Phase 3	Launched
Ianalumab (VAY736) / Novartis Inflammation	●	●	○	○
Bimagrumab / Novartis / Versanis Bio Type 2 diabetes	●	●	○	○
Utomilumab (PF-05082566) / Pfizer Cancer (multiple indications)	●	●	○	○
NOV-14 (CSJ117) / Novartis Asthma	●	●	○	○
MOR210[2] / I-Mab r/r advanced solid tumors	●	○	○	○

Most advanced development stage

[1] Sublicensed to I-Mab for development in China, Hong Kong, Macao and Taiwan.
[2] Sublicensed to I-Mab for development in China, Hong Kong, Macao, Taiwan and South Korea.

Pipeline products are under clinical investigation and there is no guarantee any investigational product will be approved by regulatory authorities.

© MorphoSys, March 2022

We currently have one product that has been approved for marketing and several product candidates in clinical development. Monjuvi was granted accelerated approval by the U.S. FDA on July 31, 2020. Monjuvi was approved in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (r/r DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This is the first approval of a second-line treatment for adult patients with r/r DLBCL in the U.S., and who are not eligible for ASCT. Continued approval may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).
In January 2020, we entered into a global collaboration and licensing agreement with Incyte to further globally develop and commercialize tafasitamab. Under the terms of the agreement, we and Incyte are co-commercializing Monjuvi in the United States, while Incyte has exclusive commercialization rights outside of the U.S.
In August 2021, in partnership with Incyte, we announced that the European Commission (EC) had granted conditional marketing authorization for tafasitamab (brand name, Minjuvi) in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with r/r DLBCL who are not eligible for ASCT. Also in August 2021, Health Canada granted conditional marketing authorization to Incyte for Minjuvi in combination with lenalidomide for the treatment of adults with r/r DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, who are not eligible for ASCT.
Related to these ex-U.S. regulatory approvals, in the third quarter 2021, we received, for the first time, royalty revenue for Minjuvi sales outside of the U.S. pursuant to the agreement with Incyte.

In June 2021, we announced the acquisition of Constellation. Constellation is a clinical-stage biopharmaceutical company that discovers and develops novel product candidates to address serious unmet medical needs in patients with cancers associated with abnormal gene expression or drug resistance. The transaction brought us two clinical-stage cancer product candidates, that complement and enhance our own proprietary pipeline. The transaction was unanimously approved by the Management Board and Supervisory Board of MorphoSys as well as by the Board of Directors of Constellation. The acquisition was completed on July 15, 2021. Constellation’s two lead product candidates, pelabresib (CPI-0610), a BET inhibitor, and CPI-0209, a second-

generation EZH2 inhibitor, are in mid- to late-stage clinical development. MorphoSys expects the following benefits from the acquisition:
•Accelerates growth strategy with promising mid- to late-stage product candidates: The transaction accelerates MorphoSys’ strategy to grow through proprietary drug development and commercialization. Constellation’s lead product candidates, pelabresib and CPI-0209, are in phase 3 and phase 2, respectively, and may offer broad potential for a range of oncology indications. They fit well with MorphoSys’ proven clinical development, regulatory and commercial capabilities, and MorphoSys is well positioned to rapidly advance and unlock the potential of the Constellation portfolio.
•Strengthens position in hematology/oncology and expands into solid tumors: Constellation adds an attractive, complementary pipeline of highly innovative mid- to late-stage cancer therapy candidates, augmenting MorphoSys’ existing pipeline in hematologic malignancies and expanding into potential therapies for solid tumors.
At the time of the Constellation acquisition, MorphoSys also entered into a funding agreement with Royalty Pharma plc (“Royalty Pharma”). Under the terms of this agreement, Royalty Pharma made a US$ 1,425.0 million (€ 1,206.7 million) upfront payment to MorphoSys and also provided MorphoSys with access to up to US$ 350.0 million (€ 296.4 million) in development funding bonds with the flexibility to draw over a one-year period. MorphoSys agreed to place a minimum of US$ 150.0 million (€ 127.0 million) of development funding bonds. Royalty Pharma also invested US$ 100.0 million (€ 84.7 million) in a cash capital increase of MorphoSys under an authorization to exclude subscription rights of existing shareholders and will make additional payments of up to US$ 100.0 million (€ 84.7 million) upon reaching clinical, regulatory and commercial milestones for otilimab, gantenerumab and pelabresib. Royalty Pharma gained rights to receive 100% of MorphoSys’ royalties on net sales of Tremfya®, 80% of future royalties and 100% of future milestone payments on otilimab, 60% of future royalties on gantenerumab, and 3% on future net sales of Constellation’s clinical-stage assets, pelabresib and CPI-0209.
Our most advanced clinical programs include:
•Tafasitamab—is a humanized Fc-modified monoclonal antibody directed against CD19. CD19 is a target for the treatment of B-cell malignancies, including DLBCL, r/r follicular lymphoma, or r/r FL and r/r marginal zone lymphoma, or r/r MZL. On July 31, 2020, the U.S. FDA approved Monjuvi in combination with lenalidomide for the treatment of adult patients with r/r DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma and who are not eligible for ASCT. This represented the first approval of a second-line treatment for adult patients with r/r DLBCL in the U.S. Monjuvi was approved under accelerated approval by the U.S. FDA. Continued approval may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). At the beginning of 2020 we signed a collaboration and license agreement granting Incyte U.S. co-commercialization and ex-U.S. commercialization rights for tafasitamab. Under the terms of the agreement, we and Incyte are responsible for the further clinical development of tafasitamab. In 2021, tafasitamab received conditional marketing approval under the brand name, Minjuvi in the EU and Canada. Several clinical trials evaluating tafasitamab in various indications were initiated.
•Pelabresib—also known as CPI-0610, is a small molecule designed to promote anti-tumor activity by selectively inhibiting the function of BET proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib was acquired through the Constellation acquisition. The clinical development of pelabresib is currently focused on myelofibrosis (MF). MF is a form of bone marrow cancer that disrupts the body's normal production of blood cells. It causes fibrosis (scarring) of the bone marrow, leading to severe anemia as well as thrombocytopenia. MF have enlarged spleens as well as many other physical symptoms, including abdominal discomfort, bone pain and extreme fatigue. Pelabresib currently is being investigated in two clinical trials for the treatment of MF - MANIFEST, the ongoing, open-label phase 2 trial evaluating pelabresib as a monotherapy and in combination with ruxolitinib (marketed as Jakafi/Jakavi), and MANIFEST-2, the global, double-blinded, randomized pivotal phase 3 trial evaluating pelabresib in combination with ruxolitinib versus placebo in JAK-inhibitor-naive MF patients. Preliminary results from MANIFEST were presented at the American Society of Hematology (ASH) annual meeting in December 2021. Since the acquisition of Constellation, we have optimized the design of the MANIFEST-2 study by increasing the number of trial participants, and also have taken measures to improve the speed of enrollment.
•Felzartamab—an investigational human monoclonal HuCAL-IgG1-antibody directed against a unique epitope of the target molecule CD38. We are conducting an ongoing phase 1/2 trial in anti-PLA2R antibody positive membranous nephropathy (MN), an autoimmune disease affecting the kidneys. The proof-of-concept study, called M-PLACE, is primarily evaluating the safety and tolerability of felzartamab. Interim data from M-PLACE trial were presented at the 2021 Annual Meeting of the American Society of Nephrology (ASN) in November 2021. Early efficacy data were presented, and the safety profile was shown to be consistent with the proposed mechanism of action of felzartamab. Two additional trials with felzartamab were initiated during 2021 - New-PLACE, a phase 2 study evaluating different treatment schedules to identify the regimen for a pivotal study in patients with MN and the phase 2 IGNAZ trial evaluating in patients with Immunoglobulin A Nephropathy (IgAN). The enrollment for the studies in membranous nephropathy has been completed.

•CPI-0209—is another product candidate acquired through Constellation. CPI-0209 is a small molecule designed to promote anti-tumor activity by inhibiting EZH2, an enzyme that suppresses target gene expression. In June 2021, preliminary data from a phase 1/2 clinical trial in solid tumors were presented at the American Society of Clinical Oncology (ASCO).
In addition to the programs listed above, we are pursuing several proprietary programs in earlier-stage research and development.
Most advanced products and product candidates developed by our partners include:
•Felzartamab—in November 2017, we signed a regional licensing agreement with I-Mab for felzartamab for development in r/r multiple myeloma (MM) and other indications in mainland China, Hong Kong, Macao and Taiwan. In June 2021, I-Mab announced that the Center for Drug Evaluation (CDE) of the China National Medical Products Administration (NMPA) had approved the Investigational New Drug (IND) application to initiate a phase 1b study with felzartamab in patients with systemic lupus erythematosus (SLE).
•Gantenerumab—a HuCAL antibody targeting amyloid beta that is being developed by Roche for the potential treatment of Alzheimer’s disease. In phase 1 clinical trials, gantenerumab has been shown to reduce brain amyloid in mild-to-moderate Alzheimer’s disease patients. In June 2018, Roche initiated a pivotal program consisting of two phase 3 studies named GRADUATE-1 and GRADUATE-2. This program is assessing the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease. In October 2021, Roche received Breakthrough Therapy Designation by the U.S. Food and Drug Administration (FDA) for gantenerumab for the treatment of people living with Alzheimer's disease.
•Otilimab—a HuCAL antibody directed against the granulocyte-macrophage colony-stimulating factor (GM-CSF). We discovered and advanced otilimab into clinical development in rheumatoid arthritis (RA) and multiple sclerosis. GSK acquired the rights to otilimab pursuant to an exclusive worldwide development and license agreement that we entered into in June 2013. GSK has ongoing a phase 3 program in RA named "ContRAst", comprising three pivotal studies and a long-term extension study and is investigating the antibody in patients with moderate to severe RA. In 2020, GSK started a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID-19-associated disease and reported preliminary results in February 2021. In October 2021, GSK announced that it had made the decision not to further explore otilimab as a potential treatment for severe pulmonary COVID-19 related disease in patients aged of 70 years and older.
•Tremfya—a HuCAL antibody targeting the p19 subunit of IL-23 that is being developed and commercialized by Janssen. Tremfya was originally approved in the United States in July 2017 for the treatment of moderate-to-severe plaque psoriasis. It is the first commercial product based on our proprietary technology. Meanwhile, it is approved for the treatment of patients with moderate to severe psoriasis (plaque psoriasis) in the United States, Canada, the European Union (EU), Japan, China and a number of other countries. In the U.S. and elsewhere, it is also approved for the treatment of adults with active psoriatic arthritis and in the EU for the treatment of adult patients with active psoriatic arthritis who have had an inadequate response or have not tolerated prior disease-modifying antirheumatic drug (DMARD) therapy. In Japan, Tremfya is approved for the treatment of patients with various forms of psoriasis, psoriatic arthritis and palmoplantar pustulosis. Under an agreement with Janssen, MorphoSys receives royalties on net sales of Tremfya and is also entitled to milestone payments on selected future development activities. Based on its funding agreement with Royalty Pharma announced in June 2021, MorphoSys continues to record Tremfya royalties on its income statement. Royalty Pharma receives 100% of Tremfya royalties starting with royalties for the second quarter of 2021.

•MOR210/TJ210 - an antibody directed against C5aR, derived from our HuCAL library. C5aR, the receptor of complement factor C5a, is being investigated as a potential new drug target in the fields of immuno-oncology and autoimmune diseases. We have an exclusive strategic collaboration and regional licensing agreement with I-Mab under which I-Mab has exclusive rights to develop and commercialize MOR210/TJ210 in mainland China, Hong Kong, Macao, Taiwan and South Korea, while MorphoSys retains rights in the rest of the world. With our support, I-Mab is to conduct and fund all worldwide development activities for MOR210/TJ210, including clinical trials in China and the U.S., up to proof-of-concept in oncology. In January 2021, we and I-Mab announced the dosing of the first patient in the U.S. in a phase 1 dose-finding study evaluating the safety, tolerability, PK and PD of MOR210/TJ210 as monotherapy in patients with r/r advanced solid tumors.
The majority of our product candidates and all product candidates being developed by partners have been discovered and engineered using our advanced antibody technology platforms. Our core platforms include:
•HuCAL® (Human Combinatorial Antibody Library)—HuCAL is our original technology platform, which constitutes a collection or “library” of several billion distinct fully human antibodies. This platform enables rapid selection of antibodies having high affinity and specificity as well as systematic optimization of antibodies to precisely-defined specifications to increase the probability of successful clinical development.
•Ylanthia®—Ylanthia is our newest antibody library, which comprises over 100 billion fully human antibodies. Ylanthia enables the generation of fully human antibody candidates with optimized biophysical properties, which we believe offer a number of important advantages over competing platforms. This platform builds on our experience in generating more than 100 therapeutic product candidates using our original HuCAL platform. Ylanthia will continue to be the preferred binder source of the next generation of therapeutic antibody candidates in our proprietary pipeline.
•CyCAT (Cytotoxic Cell Activation at Tumor) Dual Targeting Concept—In November 2020, we and Cherry Biolabs announced that we had entered into a licensing agreement granting us the rights to apply Cherry Biolabs’ innovative, multispecific Hemibody technology to six exclusive targets. This Hemibody technology, in combination with our antibody know-how and technologies, offers the potential to generate novel T-cell engaging medicines. We intend to apply the Hemibody technology in the context of our CyCAT Dual Targeting Concept to discover and advance novel Hemibody-based treatment options for patients with hematological and solid cancers.

As a fully integrated biopharmaceutical company, we are committed to investing in our platforms, generating new therapeutics and developing them into products that address significant unmet medical needs. We also are highly focused on successfully commercializing our marketed products.
We have an internationally trained, multi-cultural team, including a research and development team of scientists, clinicians and support staff. Our management team and senior experts have deep experience and capabilities in biology, chemistry, product discovery, clinical development and commercialization.
Our Strengths
We believe our core strengths include:
Our lead product, Monjuvi, which received U.S. accelerated approval in July 2020 in combination with lenalidomide for the treatment of adult patients with r/r DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma and who are not eligible for ASCT. We, with our partner Incyte, are developing tafasitamab for the treatment of a broad range of hematological malignancies and in combination with various other therapies.
Additional proprietary product candidates, such as tafasitamab (in additional disease indications), pelabresib, felzartamab and CPI-0209, in clinical trials for the treatment of cancer and autoimmune diseases.
Our strong financial base which allows us a strategic flexibility.
A broad intellectual property portfolio protecting products and product candidates as well as our technology platforms.
Our experienced management team comprised of industry leaders in corporate management, antibody discovery, clinical development, business development, and licensing & commercialization.
Our Strategy
We are focused on the development and commercialization of innovative therapies to offer additional treatment options for patients where there is a significant unmet need. Our own development activities are mainly focused on the hematology/oncology area.
We have defined our strategic value drivers:
•Higher sales of Monjuvi in the U.S., with commercialization driven by the Company’s own capabilities and its partner Incyte
•Expand Monjuvi to additional disease indications and advance proprietary clinical development of product candidates: pelabresib, felzartamab and CPI-0209
The acquisition of Constellation was an important step on MorphoSys’ path to becoming a leading biopharmaceutical company in hematology/oncology. To be successful, MorphoSys must rapidly develop new therapies with first-in-class and/or best-in-class potential and make them available to patients. In order to accomplish this, MorphoSys plans to prioritize its capital allocation to late stage clinical studies.
Our technologies and R&D focus

Monoclonal Antibodies Form the Basis of Next Wave of Biotherapeutics: Bi- and Multi-specific Antibodies
Antibodies, also known as immunoglobulins (Ig), are large, Y-shaped complex proteins that the immune system uses to neutralize pathogens. Antibodies recognize and bind to foreign entities, such as bacteria and viruses, and remove them from the bloodstream. Antibodies are essential to human life, and between one and two billion antibodies are continuously flowing throughout our bloodstream, fighting infections and diseases.
The antibody molecule itself has two distinct functions: Firstly, antibodies have the ability to recognize and attach themselves to pathogenic, or disease-causing, foreign molecules; and secondly, in recognizing and attaching themselves to these pathogenic molecules, antibodies act as markers, signaling to other parts of the body’s own immune system to attack and eliminate the pathogen.
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
The Fc region, which resides at the other end of the antibody, interacts with the effector cells of the immune system and provides the signal that activates these cells to attack the pathogen. When an antigen is detected, several types of immune system cells work together to recognize and respond to it. These responses include the stimulation of B-cells to produce additional antibodies and the stimulation of effector cells, including T cells and natural killer, or NK, cells that act to eliminate the pathogen or foreign molecule.
The first methods for producing specific single defined antibodies that recognize a single antigen, or monoclonal antibodies, in order to use them as therapeutics were developed approximately 40 years ago. While cancer and inflammatory conditions have been the two largest disease areas for therapeutic antibody discovery, the broad applicability of antibodies has led to a rapid expansion of their use in other indications, including infectious diseases, metabolic conditions, ophthalmology, and neurodegenerative diseases. As a result, more than 100 antibodies have been approved for marketing in various clinical applications. Among these are therapeutic antibodies that label and/or block the activity of cell surface receptors or signaling molecules, stimulate the activity of cells or lead to their elimination by effector cells, and bind toxic substances from the bloodstream to accelerate their elimination.
Initially, monoclonal antibodies were derived from mice. However, antibodies derived from mice are of limited use as therapeutic agents since the human immune system recognizes such antibodies as foreign molecules and may trigger a defense reaction against them. Technological advances over the last three decades have allowed the modification of antibody structures to make them more “human-like”, culminating in the creation of fully human antibodies. Currently, it is possible to generate fully human antibodies from transgenic mice. With our HuCAL, we have developed a technology for the in vitro generation of highly specific and fully human antibodies. Our Ylanthia antibody technology platform comprises more than 100 billion distinct, different, fully human antibodies. For MorphoSys, the HuCAL and Ylanthia technologies, as well as our protein engineering capabilities, form the basis of our next generation bi- and multispecific antibody platforms.

Bispecific antibodies (BsAbs) are proteins engineered to recognize 2 different targets at the same time. Such proteins with ‘two-target’ functionality can interfere with multiple surface receptors or receptor ligands. BsAbs can also place targets into close proximity, either to support protein complex formation on one cell, or to trigger contacts between cells. So far, three such therapeutics are available in the United States. Amgen’s blinatumomab (Blincyto) was given accelerated approval for the treatment of B-cell precursor acute lymphoblastic leukemia; Roche/Chugai’s emicizumab (Hemlibra) was approved by the FDA in October 2018 to treat patients with hemophilia; and Janssen Biotech's amivantamab-vmjw (Rybrevant) was granted accelerated approval in May 2021 for a subgroup of non-small cell lung cancer. At present, there are more than 300 BsAbs in development. The most common type of BsAb in development are so called T cell–engaging (TCE) bispecific antibodies, which trigger signaling of the CD3 surface receptor on T cells and also bind to a second target protein on tumor cells, targeting and activating cytotoxic T cells to eliminate cancer cells with one antibody molecule. These treatments make up about 45% of the bispecific pipeline and may become the next wave of novel antibody-based therapies with the potential to disrupt the current treatment paradigm in oncology.
In November 2020, we, together with Cherry Biolabs, a spin-off from the University Hospital Würzburg, announced that we had entered into a licensing agreement granting MorphoSys the rights to apply Cherry Biolabs’ innovative, multispecific Hemibody technology to six exclusive targets. This Hemibody technology, in combination with our antibody know-how and technologies, offers the potential to generate novel TCE medicines with even higher precision and better safety profiles for the treatment of cancer patients. We intend to apply the Hemibody technology in the context of our CyCAT Dual Targeting Concept to discover and advance novel Hemibody-based treatment options for patients with hematological and solid cancers.
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
Phage display utilizes bacteriophages (viruses that infect bacteria) to connect proteins with the genetic information that encodes them. In traditional phage display as applied to antibody production, the gene encoding the antibody’s Fab fragment is inserted into a phage coat protein gene, causing the phage to “display” the Fab fragment on its outside while containing the gene for the Fab fragment. Displaying phages can be screened against the epitope(s) of interest, which has been immobilized to the surface of a microtiter plate or is presented on the surface of a cell, and those phages displaying the Fab fragment of interest will bind to the surface. Those phages displaying other Fab sequences will be removed by washing. Phages that remain can be removed via the process of elution and can be used to produce more phage by re-infection of bacteria, resulting in a phage mixture enriched for the Fab fragment of interest. The repetition of these cycles to create an increasingly purified phage mixture is known as the process of ‘panning’ (comparable to the original method of searching for gold in riverbeds). The ease of attachment and detachment of phages from the microtiter surface, and the overall speed of each cycle, can have a profound impact on the efficiency of antibody isolation and production.

Fab antibody phage are exposed to immobilized target molecule
Target-specific antibodies bind to immobilized antigen
Unbound phage are washed away
Elution of target-specific phage recovers genetic antibody information
Phage infection of *E. coli*
Screening of 1000s of individual Fab-expressing *E. coli* clones; hit picking and sequence analysis
Amplification: Antibody phage production w/ helper phage
REPEAT TWO ROUNDS

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
Today, thousands of antibodies have been made using the HuCAL technology, including one commercial product (Tremfya) and several other HuCAL antibodies in clinical development.
Ylanthia
The Ylanthia antibody library is based on a concept that incorporates desirable antibody characteristics in its design through the selection of optimal framework pairs and design of the complementary determining regions. Ylanthia provides fully human antibody candidates with optimized biophysical properties. This feature, called “developability”, is crucial for modern biologics development and production. In contrast to small molecules, the production of protein-based therapeutics (biologics) is a highly complex process. Final formulation requirements, including the production of proteins soluble at high concentrations in small volumes for subcutaneous injections, further raise the bar for success. Multiple biologics have failed in their development due to a poor “developability” profile. In Ylanthia, properties such as production yield, solubility, monomeric content, lack of immunogenicity, and absence of post-translational modifications have been optimized by the design of the library using 25 years of our protein engineering know-how. The size, sequence correctness and structural diversity also reflect the lessons we learned in modern biologics development in over 100 therapeutic antibody projects.

Key distinguishing and industry-leading features of Ylanthia include:
•Size and heavy/light chain pairing: Ylanthia is one of the industry’s largest known antibody Fab libraries, comprising over 100 billion distinct, fully human antibodies. Ylanthia uses 36 fixed, naturally occurring heavy and light chain framework combinations, which translates into extensive structural diversity. The library’s diversity delivers antibodies against previously inaccessible target molecules and unique epitope coverage;
•Enhanced biophysical properties: Antibody frameworks were pre-selected for expression levels, stability and aggregation behavior. A shift towards higher stability and stress tolerance increases shelf life and serum stability of resulting antibody products, which makes them more cost-effective to produce and administer. A higher solubility in turn opens up the path for more convenient formulations for patients, such as subcutaneous administration. These features obviate the need to engineer Ylanthia antibodies, which is common practice with other technologies. By avoiding engineering steps, development timelines are shortened and the risk that Ylanthia antibodies fail in the manufacturing and formulation process is reduced;
•Ability to address antigens that are difficult to target with antibodies, such as G-protein coupled receptors, or GPCRs, which are a very important product target class. This target class is notoriously difficult to address using other antibody technologies. GPCRs are proteins that are embedded in the cellular membrane with only small protruding portions (domains) that are accessible to the antibody. Ylanthia was designed in a way that these small domains can also be targeted;
•Rapid, highly efficient optimization: When needed, antibodies from the Ylanthia library are optimized using our Slonomics® technology. Slonomics is a fully automated DNA synthesis platform that utilizes sets of double-stranded DNA triplets in the controlled fabrication of highly diverse combinatorial gene libraries. With Slonomics, Ylanthia distinguishes itself from HuCAL, which relies on a modular gene design and pre-formed cassettes for antibody optimization; and
•Ylanthia is used in all of our ongoing proprietary discovery projects.
Bi- and Multi-specific Antibodies
There is great synergy between the Ylanthia platform and our other antibody engineering technologies. Specifically, exploiting the use of Ylanthia-derived binders in our innovative bispecific antibody formats that activate T-cells to induce an antitumor immune response across multiple tumor types is one of our focus areas in R&D.
T-Cell Engagers: Simultaneous binding of a T-cell engager (TCE) bispecific antibody to CD3 on T-cells and a tumor-associated antigen (TAA) may result in the formation of an immune synapse, a junction formation between the T cell and the tumor cell, and subsequent downstream signaling that may lead to T cell–mediated tumor killing through the degranulation of cytotoxic granules, the release of cytokines that generate a pro-inflammatory tumor microenvironment leading to the recruitment of additional T-cells and to T-cell proliferation and expansion at the tumor site. The "2+1" bispecific antibody format has been developed by MorphoSys. This format, in combination with our Ylanthia-derived anti-CD3 binder, serves as the foundation for MorphoSys’ TCE bispecific antibody platform for tackling hematological as well as solid tumors. Structural features allow for bivalent high-avidity binding to the selected TAA, along with one binding site for CD3 on T-cells.

CyCAT/Hemibody Technology

T CELL
TUMOR CELL
Hemibodies
A
B
Tumor targets
A
B

In November 2020, we announced that we had entered into a licensing agreement with Cherry Biolabs, a spin-off from the University Hospital Würzburg, granting us the rights to apply Cherry Biolabs’ innovative, multispecific Hemibody technology to six exclusive targets. This Hemibody technology, in combination with our antibody know-how and technologies, offers the potential to generate novel T-cell engaging medicines with higher precision and better safety profiles for the treatment of cancer patients. We intend to apply the Hemibody technology in the context of our CyCAT Dual Targeting Concept to discover and advance novel Hemibody-based treatment options for patients with hematological and solid cancers. The Hemibody technology could strongly increase the specificity and selectivity of tumor targeting and enable a substantially larger therapeutic window. The core of this technology is a T-cell engaging molecule that is split into two complementary fragments. We use CD3, a clinically well-established target for the engagement of T-cells. This is combined with the concept of dual tumor targeting. One fragment of the split T-cell engager is fused to one tumor-antigen-targeting antibody; the other fragment is fused to a different tumor-antigen-targeting antibody. These two molecules, called hemibodies, circulate freely in the blood stream and activate T-cells only once they bind to the antigen combination expressed on cancer cells. Both antigens must be present on the tumor cell surface for the T-cell engager to become functional and to activate the T-cell. This licensing agreement is part of our strategy to enhance our research efforts and to focus on next-generation modalities for the treatment of cancer and autoimmune disorders.
Proprietary Clinical Development
Our proprietary clinical development activities are focused on therapeutic agents based on our proprietary technology platforms, candidates in-licensed from other companies and programs co-developed with a partner. During clinical development, we determine whether and at which point to pursue a partnership for later development and commercialization. The drug candidate can then be either completely out-licensed or developed further in cooperation with a pharmaceutical or biotechnology company (co-development). Alternatively, individual projects may be developed on a proprietary basis until they reach the market, with MorphoSys commercializing a product in selected regions.
Tafasitamab
Overview
Tafasitamab (formerly known as MOR208, XmAb5574) is a humanized Fc-modified monoclonal antibody directed against CD19, which is broadly expressed on the surface of B-cells, a type of white blood cell, and is thus a target against B-cell malignancies. On July 31, 2020, the U.S. FDA approved Monjuvi in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (r/r DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma and who are not eligible for autologous stem cell transplant (ASCT). The U.S. FDA decision represented the first approval of a second-line treatment for adult patients with r/r DLBCL in the U.S. Monjuvi was approved under accelerated approval, and continued approval may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).
In August 2021, the European Commission (EC) granted conditional marketing authorization for Minjuvi (tafasitamab) in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with r/r DLBCL who are not eligible for ASCT.
Also in August 2021, Health Canada granted conditional marketing authorization to Incyte for Minjuvi in combination with lenalidomide for the treatment of adults with r/r DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, who are not eligible for ASCT. The related New Drug Submission had been accepted for filing in January 2021.
We are currently investigating tafasitamab for the treatment of various B-cell malignancies, including DLBCL. The focus of the tafasitamab development program has been on DLBCL: We have two studies, L-MIND (phase 2) and B-MIND (phase 2/3), ongoing in r/r DLBCL, and, in May 2021, we announced that the first patient had been dosed in frontMIND, a pivotal phase 3 trial in first-line DLBCL. In April 2021, we, together with Incyte, announced that the first patient had been dosed in the phase 3 inMIND study in patients with r/r follicular lymphoma (FL) and r/r nodal, splenic or extranodal marginal zone lymphoma (MZL).
We are developing tafasitamab pursuant to a collaboration and license agreement that we entered into in June 2010 with Xencor. For more information on this agreement, please refer to Collaboration and License Agreements—Collaboration and License Agreement with Xencor. In addition, at the beginning of 2020, we signed a global collaboration and license agreement to further develop and commercialize tafasitamab granting Incyte U.S. co-commercialization and ex-U.S. commercialization rights for tafasitamab. Under the terms of the agreement, we and Incyte are responsible for the further clinical development of tafasitamab. For more information on this agreement, please refer to Collaboration and License Agreements—Collaboration and License Agreement with Incyte. In November 2020, we, together with Incyte, announced a clinical collaboration with Xencor to investigate the combination of tafasitamab, lenalidomide and Xencor’s plamotamab, a tumor-targeted bispecific antibody that contains both a CD20 binding domain and a cytotoxic T-cell binding domain (CD3), in patients with r/r DLBCL, first-line DLBCL, and r/r FL. In August 2021, Incyte announced that it had entered into a collaboration and license agreement with a subsidiary of InnoCare for tafasitamab in Greater China. Under the terms of the agreement, InnoCare received the rights to develop and exclusively commercialize tafasitamab in hematology/oncology in mainland China, Hong Kong, Macao and Taiwan. Incyte holds the development and commercialization rights for tafasitamab outside the U.S., and MorphoSys receives tiered royalties on ex-U.S. net sales.
Treatment of B-Cell Malignancies and DLBCL
B-cell malignancies comprise a heterogeneous group of malignancies, such as Non-Hodgkin’s Lymphoma, or NHL, including DLBCL, and leukemias such as acute lymphoblastic leukemia (B-ALL).
First-line treatment of DLBCL most commonly consists of a combination chemotherapy regimen plus rituximab, also referred to as R-CHOP (R, rituximab; CHOP, cyclophosphamide, doxorubicin, vincristine and the corticosteroid prednisone). There is a scientific rationale for combining a CD20-targeting therapy such as rituximab with a CD19-targeting antibody to treat first-line patients. For r/r patients after R-CHOP treatment, there is a rationale for replacing a CD20-targeting approach with a CD19-targeting approach. First of all, CD19 has been shown to be expressed earlier and more broadly during B-cell development than CD20. Secondly, in clinical practice, an anti-CD20 approach is often applied by physicians in the r/r setting, even though patients relapsed on a prior therapy containing an anti-CD20 antibody. In DLBCL, despite the therapeutic success of first-line R-CHOP, up to 40% of patients become refractory to or relapse after initial treatment, with fast progression of disease.
DLBCL patients who are refractory or have relapsed after R-CHOP have a poor prognosis and few therapeutic options. In second-line after R-CHOP treatment, the goal is to achieve a second remission by an alternative salvage chemotherapy regimen (e.g., DHAP, ICE, GDP with or without rituximab). In responding patients who are candidates for transplant (~50%), subsequent HDC with ASCT may be performed as a potentially curative treatment. In non-transplant candidates (e.g., based on comorbidities or older age), less aggressive chemotherapies are recommended (e.g., bendamustine-rituximab, gemcitabine-oxaliplatin, lenalidomide, with or without rituximab). Polatuzumab (Polivy® polatuzumab vedotin-piiq) in combination with bendamustine and rituximab is approved by the European Medicines Agency (EMA) in second-line while it is FDA approved after at least two prior therapies. In third- and subsequent palliative therapy lines, other chemotherapies such as pixantrone or non-cross-reacting combination chemotherapy regimens may be used. In certain circumstances, brentuximab vedotin for CD30+ disease, ibrutinib or lenalidomide in non-GCB-DLBCL may be useful. More recently, three CD-19-directed chimeric antigen receptor-T cell (CAR-T) therapies were approved - Yescarta® (axicabtagene iloleucel), Kymriah® (tisagenlecleucel), and Breyanzi® (lisocabtagene maraleucel) - after two or more lines of therapy for the treatment of r/r DLBCL. It remains to be seen, however, what proportion of r/r DLBCL patients will be considered to be eligible for such therapies and how broadly such therapies will be available in the foreseeable future. For those DLBCL patients who are not eligible for HDC and ASCT or for

CAR-T therapies, current treatment options are limited and there remains a high unmet need for the development of novel therapies.
We currently forecast an opportunity as a second- and later-line treatment in r/r DLBCL of approximately 10,000 eligible patients per year in the U.S. and approximately 14,000 eligible patients per year in Europe who are not eligible for high-dose chemotherapy (HDC) and ASCT. As a potential first-line treatment in DLBCL, we believe there is currently a market opportunity of 30,000 patients in the U.S. and 40,000 patients in Europe.
Approximately 2,000 patients have been treated with Monjuvi in the U.S. since its launch. We are therefore concentrating our efforts on Monjuvi’s further commercialization where we believe many more patients could benefit from treatment.
Tafasitamab for Treatment of B-Cell Malignancies, including DLBCL
Tafasitamab—Proposed Mechanism of Action
Tafasitamab binds to the CD19 antigen, which is broadly and homogeneously expressed across various B-cell derived blood cancers. According to preclinical findings, CD19 can enhance B-cell receptor signaling, which is important for B-cell survival and is considered an important therapeutic target for the treatment of B-cell-related lymphomas and leukemias.
The suggested mechanism of action of tafasitamab is as follows: The Fc-modified antibody tafasitamab binds to the CD19 antigen on the surface of blood cancer cells. This attracts the immune system’s natural killer cells and/or macrophages. Natural killer cells and macrophages bind to the cancer cells through the tafasitamab antibody and kill them through antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP). Tafasitamab’s modified Fc region is designed to increase the effectiveness of the body’s immune reaction to cancer cells. In addition to its immune-mediating functions, the binding of tafasitamab to CD19 may also lead to the direct killing of the tumor cells, or direct cytotoxicity. The below figure depicts the suggested mechanisms of action of tafasitamab:

We believe that Monjuvi offers a differentiated therapeutic approach in DLBCL. For r/r DLBCL patients who are ineligible for or not willing to undergo HDC and ASCT, for whom available treatment options are limited.
Development of Tafasitamab
Tafasitamab has been or is being investigated in several clinical trials as either a monotherapy or in combination with other therapies in the following diseases: DLBCL, FL/MZL and B-ALL.
The focus of tafasitamab’s clinical development is in NHL. In DLBCL, we intend to position tafasitamab as a backbone treatment for all patients suffering from DLBCL, irrespective of the line of treatment or the possible combination treatment. Both the L-MIND and B-MIND studies are focused on those patients with r/r DLBCL who are not candidates for HDC and ASCT. The frontMIND study is focused on patients with untreated newly diagnosed DLBCL.
MorphoSys is responsible for conducting frontMIND, a pivotal phase 3 study in first-line DLBCL. Incyte is responsible for conducting inMIND, a pivotal phase 3 study in r/r FL/MZL. Incyte is also responsible for conducting a phase 1b combination study of its PI3K delta inhibitor parsaclisib with tafasitamab in various r/r B-cell malignancies. MorphoSys and Incyte share responsibility for initiating additional global clinical trials.
Expected to start in 2022, is the MINDway study, a phase 1b/2 study evaluating the safety of a modified dosing of tafasitamab in combination with lenalidomide in the same population as L-MIND to enable less frequent dosing in patients with r/r DLBCL.

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
Active Clinical Combination Trials
Currently six clinical combination studies with tafasitamab are ongoing—L-MIND, firstMIND, frontMIND, inMIND, B-MIND and topMIND.
L-MIND: The L-MIND study is a phase 2 trial initiated in April 2016 to evaluate tafasitamab in combination with lenalidomide in patients suffering from r/r DLBCL. The trial was designed as an open-label, single-arm study with the primary endpoint being objective response rate (ORR) by an independent review committee (IRC) and with multiple secondary endpoints, including progression-free survival (PFS), overall survival (OS) and time to progression (TTP). The trial enrolled patients with r/r DLBCL after up to three prior lines of therapy, with at least one prior therapy including a CD20-targeting therapy, such as rituximab. Patients enrolled could not be candidates for HDC and ASCT. Patient enrollment was completed in November 2017. Detailed data of the primary analysis (cut-off date November 30, 2018, and a follow-up period of at least 12 months for all patients) were presented in June 2019 at the 15th International Conference on Malignant Lymphoma (ICML) in Lugano, Switzerland. The 81 patients enrolled had a median age of 72 years and a median of two prior therapies. 61/81 (75%) were in advanced Ann Arbor stage III/IV; 36/81 (44%) were refractory to the last prior therapy line and 33/81 (41%) were rituximab-refractory in any line. Efficacy results of the primary analysis were based on 80 patients who received the tafasitamab plus lenalidomide combination and were assessed by an IRC. The ORR was 60% (48 out of 80 patients), and the complete response (CR) rate was 43% (34 out of 80 patients). 88% of the CRs were PET (positron emission tomography) confirmed. Consistently high activity was observed in relevant patient subgroups. Responses were durable with a median duration of response (DoR) of 21.7 months (95% CI 21.7—NR), especially in patients who achieved a CR (median not reached (NR); 95% CI 21.7—NR). The median (PFS) was 12.1 months with a median follow-up of 17.3 months. Median OS was not reached (95% CI 18.3 months—NR) with a median follow-up time of 19.6 months. The 12-month OS rate was 73.7%.
In May 2020, MorphoSys and Incyte announced updates on the L-MIND study. The data (November 30, 2019 data cut-off date) confirmed the previously reported results of the primary analysis. In this long-term analysis of the L-MIND data, 80 study patients treated with tafasitamab plus lenalidomide were included in the efficacy analysis. After a minimum two-year follow-up, outcomes from the L-MIND study were consistent with the primary analysis and confirmed the DoR and OS after treatment with tafasitamab plus lenalidomide, followed by tafasitamab monotherapy in patients with r/r DLBCL who are ineligible for ASCT. At the data cut-off date, an assessment by an IRC showed an ORR of 58.8% (47 out of 80 patients) and a CR rate of 41.3% (33 out of 80 patients). The median DoR was 34.6 months, the median OS was 31.6 months, and the median PFS was 16.2 months. The safety profile was also consistent with that observed in earlier reported data from the combination of tafasitamab plus lenalidomide. The complete results were presented at the 25th European Hematology Association (EHA) Annual Congress in June 2020. In December 2020, during the 62nd American Society of Hematology (ASH) Annual Meeting & Exposition, subgroup analyses of these long-term data were presented. The benefit was especially pronounced for patients who were treated with tafasitamab and lenalidomide as a second-line treatment, when their disease relapsed the first time or their disease did not respond to 1L therapy. Patients with 1 prior line of therapy had a trend for better outcomes than those with 2 prior lines: ORR, 67.5% vs 47.5%; 24-month OS rate, 67.9% vs 46.3%. The 24-month DOR rate was similar by the number of prior lines (1 prior line: 67.9% [95% CI: 42.5–84.0] vs 2 prior lines: 77.8% [95% CI: 51.1–91.0]).
The safety profile in L-MIND was characterized by hematological toxicity, with the most frequent adverse event (AE) being neutropenia (grade 3 48%) which was well manageable. Febrile neutropenia occurred in 13% of patients during the entire treatment duration. Infection-related AEs were typically of lower grade. Non-hematological toxicities were also of lower grade and characterized by gastrointestinal toxicities such as diarrhea, decreased appetite, constipation or nausea or vomiting and skin toxicity such as rash. Of note, the rate of infusion-related reactions was very low at 6% and only of grade 1. The incidence and severity of treatment-emergent adverse events (TEAEs) were lower during the tafasitamab monotherapy phase.
In June 2021, we and Incyte announced new three-year follow-up data from the L-MIND study. The new results, based on an October 30, 2020 data cut-off, built on previous findings showing durable responses and a consistent safety profile of tafasitamab in combination with lenalidomide followed by tafasitamab monotherapy. A total of 80 out of 81 enrolled study patients receiving tafasitamab plus lenalidomide were included in the efficacy analysis at approximately three years follow-up (≥35 months). The long-term analysis, as assessed by an IRC, showed that patients treated with tafasitamab plus lenalidomide had an ORR of 57.5%, including a CR rate of 40%. Additionally, the median DoR was 43.9 months, with a median OS of 33.5 months and median PFS of 11.6 months.
RE-MIND: In October 2019, we announced topline results from the primary analysis of the retrospective observational matched control cohort (RE-MIND). This study was designed to compare the effectiveness of lenalidomide monotherapy based on real-world patient data with the efficacy outcomes of the tafasitamab-lenalidomide combination in our L-MIND trial. RE-MIND collected outcome data from 490 non-transplant eligible patients with r/r DLBCL who had received lenalidomide monotherapy in the U.S. and the European Union in a real-world setting. Qualification criteria for matching patients of both studies were pre-specified. As a result, 76 eligible RE-MIND patients were identified and matched 1:1 to 76 of 80 L-MIND patients based on important baseline characteristics. Objective responses were validated based on this subset of 76 patients in RE-MIND and L-MIND, respectively. The primary endpoint of RE-MIND was met and showed a statistically significant superior best ORR of the tafasitamab-lenalidomide combination compared to lenalidomide monotherapy. The ORR was 67.1% (95% CI: 55.4-77.5) for the tafasitamab-lenalidomide combination, compared to 34.2% (95% CI: 23.7-46.0) for the lenalidomide monotherapy (p<0.0001; odds ratio 3.89 [95% CI 1.90, 8.14]). Superiority was consistently observed across all secondary endpoints, including CR rate (tafasitamab-lenalidomide combination 39.5% [95% CI: 28.4-51.4] versus lenalidomide monotherapy 11.8% [ 95% CI: 5.6-21.3]; p<0.0001), as well as in pre-specified statistical sensitivity analyses. In addition, there was a significant difference observed in OS, which was not reached in the tafasitamab-lenalidomide combination, compared to 9.4 months in the lenalidomide monotherapy (hazard ratio 0.47; CI: 0.30-0.73; p<0.0008). At the annual meeting of the American Society of Clinical Oncology (ASCO) in May 2020, the results of the comparison of L-MIND to RE-MIND were presented.

RE-MIND2: In December 2021, additional real-world evidence results from the RE-MIND2 study comparing tafasitamab in combination with lenalidomide against the most frequently used treatments in adult patients with r/r DLBCL were presented at the 2021 ASH Annual Meeting. These treatments included 1) polatuzumab vedotin plus bendamustine and rituximab (Pola-BR); 2) rituximab plus lenalidomide (R2); and 3) CAR-T therapies.
Specifically, the study showed the following results:
• A significant improvement in median overall survival (OS) was observed for tafasitamab plus lenalidomide with 20.1 months compared to pola-BR with 7.2 months (p = 0.038), and 24.6 months for tafasitamab plus lenalidomide compared to 7.4 months for R2 (p = 0.014).
• A comparable median OS benefit was observed with tafasitamab plus lenalidomide with 22.5 months compared to CAR-T with 15 months, however, these results were not statistically significant.
• ORR, a key secondary endpoint, was statistically significantly higher for tafasitamab plus lenalidomide with 63.6% versus R2 with 30.3% (p = 0.013).
• Tafasitamab plus lenalidomide also achieved a significantly higher CR rate, a key secondary endpoint, with 39.4% versus 15.2% for R2 (p = 0.0514).
• While safety endpoints were not included in this study, the most common adverse events (AEs) associated with tafasitamab plus lenalidomide were feeling tired or weak, diarrhea, cough, fever, swelling of lower legs or hands, respiratory tract infection and decreased appetite. Warnings and Precautions for Monjuvi included infusion-related reactions (6%), serious or severe myelosuppression (including neutropenia (50%), thrombocytopenia (18%), and anemia (7%)), infections (73%) and embryo-fetal toxicity. Neutropenia led to treatment discontinuation in 3.7% of patients. The most common adverse reactions (≥ 20%) were neutropenia, fatigue, anemia, diarrhea, thrombocytopenia, cough, pyrexia, peripheral edema, respiratory tract infection, and decreased appetite.
At the end of 2019, we submitted a BLA to the U.S. FDA for tafasitamab for the treatment of r/r DLBCL. The BLA submission was based on the primary analysis data from the L-MIND trial, the retrospective observational matched control cohort RE-MIND and the phase 2 NHL study evaluating the efficacy and safety of r/r DLBCL patients who received tafasitamab monotherapy. In March 2020, we announced that the BLA had been accepted for filing by the U.S. FDA and granted priority review, with a PDUFA goal date of August 30, 2020. On July 31, 2020, the U.S. FDA granted accelerated approval to Monjuvi in combination with lenalidomide for the treatment of adult patients with r/r DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for ASCT. The clinical data in the U.S. FDA prescribing information showed an ORR of 55% (39/71 patients; primary endpoint) and a CR rate of 37%. The mDOR was 21.7 months.
On August 26, 2021, we and Incyte announced that the European Commission had granted conditional marketing authorization for Minjuvi (tafasitamab) in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with r/r DLBCL who are not eligible for ASCT. The approval was based on data from the L-MIND study, supported by RE-MIND. In July 2021, the Committee for Orphan Medicinal Products (COMP) confirmed the orphan drug designation status of Minjuvi, agreeing that sufficient justification had been provided that Minjuvi may be of significant benefit to patients with this disease.

On August 24, 2021, Health Canada granted conditional marketing authorization to Incyte for Minjuvi in combination with lenalidomide for the treatment of adults with r/r DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, who are not eligible for ASCT. The related New Drug Submission had been accepted for filing in January 2021.
In January 2021, we and Incyte announced that the Swiss Agency for Therapeutic Products (Swissmedic) had accepted the MAA for tafasitamab. The MAA seeks approval for tafasitamab, in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with r/r DLBCL, including DLBCL arising from low grade lymphoma, who are not candidates for ASCT. With the acceptance, the MAA entered the formal review process by Swissmedic.
FirstMIND: We initiated the phase 1b firstMIND trial with tafasitamab in frontline DLBCL at the end of 2019. The study is an open-label, randomized, two arm multicenter study to evaluate the safety and preliminary efficacy of tafasitamab or tafasitamab and lenalidomide in addition to R-CHOP in adult patients with newly diagnosed, previously untreated DLBCL. A total of 66 patients were enrolled; 33 patients in each arm received a planned six cycles of treatment. The primary endpoint is the incidence and severity of TEAEs; key secondary endpoints are ORR and PET-negative CR rate at the end of treatment. Preliminary data from firstMIND were presented in December 2020 during the ASH Annual Meeting. Updated preliminary data presented at ASH 2021 showed a preliminary overall response rate of 90.9% versus 93.9%, respectively, in a patient population that had an overall poor prognosis. The combination of tafasitamab, lenalidomide and R-CHOP had an acceptable and manageable safety profile.
FrontMIND: Based on the preliminary results from the firstMIND trial, we and Incyte announced on May 11, 2021, that the first patient had been dosed in frontMIND, a pivotal phase 3 trial of tafasitamab in first-line DLBCL. FrontMIND is evaluating tafasitamab and lenalidomide in addition to R-CHOP compared to R-CHOP alone as first-line treatment for high-intermediate and high-risk patients with untreated newly diagnosed DLBCL. The study is planned to enroll up to 880 patients. On November 11, 2021, we provided an update on the frontMIND study, indicating that enrollment was going well and that additional sites were being added in the United States to satisfy investigator and patient interests. Topline data from the trial are expected in the second half of 2025.
InMIND: On April 19, 2021, we and Incyte announced that the first patient had been dosed in the phase 3 inMIND study. InMIND is a global, double-blind, placebo-controlled, randomized phase 3 study evaluating whether tafasitamab and lenalidomide as an add-on to rituximab provides improved clinical benefit compared with lenalidomide alone as an add-on to rituximab in adult patients with r/r FL grade 1 to 3a or r/r nodal, splenic or extranodal MZL. The study is expected to enroll a total of over 600 patients. The primary endpoint of the study is PFS in the FL population, and the key secondary endpoints are PFS and OS in the overall population as well as PET-CR at the end of treatment in the FL population. Topline data from the inMIND study are expected in the second half of 2023.
B-MIND: The B-MIND trial is a phase 2/3 randomized, multicenter study in which patients are randomized 1:1 to receive either tafasitamab in combination with bendamustine or rituximab in combination with bendamustine. The study was initiated in September 2016 at 180 centers across Europe, the Asia/Pacific region and the United States and aims to enroll patients with r/r DLBCL. Patients must have been treated previously with at least one but not more than three prior lines of therapy, including one CD20-targeted therapy, such as rituximab, and must not be candidates for HDC and ASCT. In June 2017, the phase 3 part of B-MIND commenced. Prior to that, the Independent Data Monitoring Committee (IDMC) of the trial had supported its continuation as per protocol and the transition of the study into its phase 3 part based on the available data from the phase 2 safety evaluation. In the first quarter of 2019, after consultation with the U.S. FDA, we amended the study by including a co-primary endpoint based on a biomarker, defined as a low baseline peripheral blood natural killer (NK) cell count. Patients with a low number of NK cells (defined as 100 or fewer NK cells per microliter of blood) at study entry represent approximately 50% of the total study population and are believed to exhibit a less favorable response to anti-CD20-based therapies. In November 2019, the B-MIND study successfully passed the pre-planned, event-driven interim analysis for futility. An IDMC assessed efficacy data in both the overall patient population as well as in the biomarker-positive subpopulation and recommended to increase the number of patients from 330 to 450. The study has been in the phase 3 part since mid‑2017 and has been fully recruited as of June 2021. The regulatory significance of the B-MIND study has decreased as both FDA and EMA have approved Monjuvi and Minjuvi, respectively, based on L-MIND data. Long-term safety data of B-MIND are required by the EMA as an obligation for the conditional marketing authorization. As such, the event-driven primary analysis has been removed from the planned analyses; all final analyses of primary and secondary endpoints will be performed in mid-2024.
TopMIND: The topMIND trial is a single-arm, open-label, phase 1b/2a, multicenter basket study to evaluate whether tafasitamab and parsaclisib can be safely combined at the recommended phase 2 dose and dosing regimen that was established for each of the two compounds as a treatment option for adult participants with r/r B-cell malignancies. Participants will be assigned to disease-specific cohorts based on the histology of their underlying disease: Cohort 1 - r/r DLBCL, Cohort 2 - r/r MCL, Cohort 3 - r/r FL, Cohort 4: r/r MZL and Cohort 5 - r/r CLL/SLL. The primary outcomes of the phase 1b part of the trial will be number of TEAEs and incidence of dose-limiting toxicities. Key secondary objectives include ORR for the phase 2a part and various pharmacokinetic (PK) measures. The topMIND trial was initiated in 2021 and is sponsored by our partner, Incyte.
Expanded Access Program
On February 4, 2020, we announced the initiation of an expanded access program, or EAP, in the U.S. for tafasitamab. The EAP provided access to tafasitamab for use in certain adult patients with r/r DLBCL in combination with lenalidomide. According to the U.S. FDA, EAPs, sometimes called “compassionate use”, provide a pathway for a patient to receive an investigational medicine for a serious disease or condition. The EAP was available for a limited time while the U.S. FDA reviewed our BLA for tafasitamab. As part of this commitment, the companies launched My Mission Support, a robust patient support program offering financial assistance, ongoing education and other resources to eligible patients who are prescribed Monjuvi in the United States. Program information is available online at www.MyMissionSupport.com. Before Monjuvi launched, we provided certain patients in the U.S. with access to tafasitamab free of charge through this EAP. This protocol-based US EAP was closed after the launch of Monjuvi in the U.S.
Commercialization of Monjuvi®
Please see section “U.S. Commercial Operations”
Pelabresib
Overview
Pelabresib, also known as CPI-0610, is a small molecule designed to promote anti-tumor activity by selectively inhibiting the function of BET proteins to decrease the expression of abnormally expressed genes in cancer.
BET proteins are epigenetic readers that turn on specific genes by binding unique regions of the genome through their ability to read specific chemical tags on chromatin. In some instances, BET proteins turn on genes that are abnormally expressed in a variety of human cancers. BET inhibitors downregulate the expression of oncogenes, which are key genes that have the potential to cause cancer, such as MYC or NF-κB target genes, and effectively kill many cancer cell lines in in vitro models. These observations resulted in the generation and clinical investigation of BET inhibitors in several cancer subtypes. Preclinical activity was observed in cancer subtypes that are driven by NF-κB signaling.
A combination of Constellation's preclinical studies, as well as translational insights from the first-in-human study of pelabresib, led to prioritizing the clinical development of pelabresib in myelofibrosis (MF).
We are currently conducting two clinical trials of pelabresib in patients with MF - the phase 2 MANIFEST trial and the phase 3 MANIFEST-2 trial. Following the acquisition of Constellation, we took measures to optimize the design and that are intended to improve the speed of enrollment of the MANIFEST-2 trial.
In October 2018, the U.S. FDA granted Fast Track designation to pelabresib for the treatment of MF. The FDA grants Fast Track designation to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases and fill unmet medical needs. A drug that receives Fast Track designation is eligible for more frequent meetings with the FDA to discuss the drug’s development plan and ensure collection of appropriate data needed to support drug approval, more frequent written communication about the design of the proposed clinical trials and use of biomarkers, eligibility for accelerated approval and priority review, and rolling review.
As part of MorphoSys' agreement with Royalty Pharma, Royalty Pharma is entitled to receive 3% of future net sales of pelabresib.

Description of Myelofibrosis and Current Treatment
MF is a form of bone marrow cancer that disrupts the body's normal production of blood cells. It causes fibrosis (scarring) of the bone marrow, leading to severe anemia as well as thrombocytopenia. MF have enlarged spleens as well as many other physical symptoms, including abdominal discomfort, bone pain and extreme fatigue.
There are limited treatment options for patients with MF. Currently the JAK inhibitors ruxolitinib and fedratinib are the only approved products for MF, and there are no approved products for patients whose MF progresses after treatment with these products. Ruxolitinib is the current standard of care in intermediate- to high-risk MF. Ruxolitinib inhibits dysregulated janus kinase 1 and 2 (collectively referred to herein as “JAK”), signaling that is associated with MF. Ruxolitinib treatment leads to spleen volume reduction and symptom improvement in MF patients. However, its side effects include anemia and thromobocytopenia. The SIMPLIFY-1 study is a phase 3 trial of momelotinib, a JAK1/2 inhibitor, versus ruxolitinib in JAK-naïve patients with MF. In this study, the rate of transfusion dependence increased from 24% to 40.1% at 24 weeks of treatment with ruxolitinib. Ruxolitinib has not been shown to significantly reverse bone marrow fibrosis, a condition that has been documented as a primary cause of morbidity and mortality in MF. As a result of these factors, many patients cannot, or choose not to, initiate ruxolitinib therapy. Many other patients may not tolerate treatment with, or will have an insufficient response to, ruxolitinib. Patients generally have a poor survival prognosis following discontinuation of therapy with ruxolitinib.

Approximately 4–6 per 100,000 people in the U.S. are diagnosed with MF, most of whom are intermediate- or high-risk patients. There are limited treatment options for patients with MF. We believe there are approximately 30,000 to 35,000 intermediate- or high-risk MF patients in the United States and Europe that are eligible for systemic treatment, including ruxolitinib. Incyte, which markets ruxolitinib (Jakafi®), has estimated that about half of these eligible patients in the United States receive treatment with ruxolitinib. Ruxolitinib, a JAK1/2 inhibitor, is the current standard of care for intermediate- and high-risk MF patients. Many of these eligible patients do not initially receive treatment with ruxolitinib. For example, patients with low red blood cell or platelet counts are ineligible to receive ruxolitinib. Fedratinib is a second JAK1/2 inhibitor approved for use in treating MF. Patients who become refractory to, or discontinue therapy with, ruxolitinib and fedratinib generally have a poor survival prognosis. Currently approved drugs for the treatment of patients suffering from MF offer symptomatic improvement and are generally not considered to be disease-modifying.
Pelabresib—Potential Mechanism of Action
Abnormal BET function has been implicated in cancer through several means, including chromosomal translocation and gene amplification and overexpression whereby oncogenic and inflammatory signals are turned on in cancer cells through altered BET activity.
Of note, BET proteins control the expression of the target genes of NF-κB, a key immune signaling pathway that is abnormally activated in various diseases, including cancer and immune disorders. NF-κB signaling has been shown to be abnormally high in some hematological malignancies, such as MF and activated B-cell-like diffuse large B-cell lymphoma (ABC-DLBCL). In preclinical studies in MF, animals treated with BET inhibitors alone or in combination with a JAK inhibitor displayed a reduction in NF-κB target gene expression, improvement in bone marrow fibrosis, and reduced disease burden.
In addition, BET proteins promote the generation of megakaryocytes from hematopoietic stem cells. We believe that the blood cells responsible for bone marrow fibrosis in MF are dysfunctional megakaryocytes, which proliferate and produce inflammatory molecules in part through elevated NF-κB signaling. Additionally, compromised erythroid differentiation (the process by which immature bone marrow derived cells specialize and become red blood cells) leads to anemia in MF patients. By blocking BET protein function with pelabresib, we believe that we promote erythroid cell differentiation which may result in improved hemoglobin levels and ameliorate anemia in patients with MF. As the result of the effect on both erythroid and megakaryocyte differentiation, we believe that pelabresib has the potential to improve the health of the bone marrow of MF patients.
Development of Pelabresib
Results from preclinical studies, as well as translational insights from the first-in-human study of pelabresib, led to prioritizing the clinical development of pelabresib in MF. There are currently two trials ongoing evaluating pelabresib in this indication.
Active Clinical Trials
MANIFEST: The MANIFEST is a global, multicenter, open-label, phase 2 study that evaluates pelabresib as monotherapy or in combination with ruxolitinib, the current standard of care. In Arm 3 of this study, pelabresib is being evaluated in combination with ruxolitinib, in JAK-inhibitor-naïve MF patients, with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) after 24 weeks of treatment. Pelabresib is also being evaluated in a second-line setting (2L) either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1), or as add-on therapy to ruxolitinib in patients with a sub-optimal response to ruxolitinib or MF progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with a SVR35 after 24 weeks of treatment.
Constellation presented preliminary clinical and translational data from MANIFEST for pelabresib in combination with ruxolitinib and as a monotherapy at the ASH Annual Meeting in December 2020, based on a September 29, 2020 data cutoff date. The preliminary data, which are summarized below, reflect an analysis of 63 1L patients in Arm 3 and 94 2L or later patients in Arms 1 and 2.
Arm 3: Combination of Pelabresib and Ruxolitinib in JAK-Inhibitor-Naïve Patients (1L)

In Arm 3, the combination of pelabresib and ruxolitinib is being evaluated in JAK-inhibitor-naïve patients with MF. Patients are treated with pelabresib according to the schedule as in Arm 1 and receive a starting dose of either 10 mg or 15 mg twice per day of ruxolitinib, depending on the platelet count at baseline, up to a maximum dose of 25 mg twice per day.

Arm 3
SVR35 at 24 weeks(1)	42 of 63 evaluable (67%)
SVR (%), median change at 24 weeks	(50)%
TSS50 at 24 weeks(1)	34 of 60 evaluable (57%)
TSS (%), median change at 24 weeks	-0.59
(1) Patients are evaluable for efficacy at week 24 if they had a week 24 spleen volume assessment or TSS (Total Symptom Score) assessment, as applicable, by the data cutoff date or discontinued prior to week 24 for any reason.

Arm 1: Pelabresib Monotherapy in Ruxolitinib-Relapsed, - Refractory, -Intolerant or -Ineligible Patients (2L)
In Arm 1, we are evaluating pelabresib, as a monotherapy in ruxolitinib-refractory or -relapsed or -intolerant or -ineligible patients with MF. Patients are treated in a 21-day dosing cycle and are administered pelabresib starting at 125 mg once per day, which may be titrated up to 225 mg, with 14 days on treatment and seven days off treatment.

	Arm 1A: TD	Arm 1B: non-TD
SVR35 at 24 weeks(1)	1 of 13 evaluable (8%)	7 of 23 evaluable (30%)
SVR (%), median change at 24 weeks	-0.11	-0.29
TSS50 at 24 weeks(1)	1 of 13 evaluable (8%)	10 of 21 evaluable (48%)
TSS (%), median change at 24 weeks	-0.22	-0.56
TD to TI conversion(3)	3 of 14 evaluable (21%)	N/A
Median duration of TI	32 weeks	N/A
(1) Patients are evaluable for SVR35 or TSS50 at week 24 if they had a week-24 assessment by the data cutoff date or discontinued treatment after having a week-12 assessment.
(2) Patients are evaluable for hemoglobin increase if they had been on treatment for at least 12 weeks and did not have any transfusions for 12 weeks prior to starting treatment.
(3) Patients are evaluable for conversion to TI if they started treatment at least 24 weeks prior to the data cutoff date or if they had been on treatment for at least 12 weeks by the data cutoff day and achieved the conversion or would have failed to achieve the conversion by week 24.
Arm 2: Pelabresib Add-on to Ruxolitinib in Patients with Suboptimal Response to Ruxolitinib (2L)
In Arm 2, we are evaluating pelabresib in combination with ruxolitinib, in patients with MF with suboptimal response to ruxolitinib. Pelabresib is added to treatment with ruxolitinib and pelabresib is dosed according to the schedule as in Arm 1 and patients continue treatment with ruxolitinib at their last stable dose with no titration of ruxolitinib.

	Arm 2A: TD	Arm 2B: non-TD
SVR35 at 24 weeks(1)	7 of 33 evaluable (21%)	6 of 21 evaluable (29%)
SVR (%), median change at 24 weeks	-0.19	-0.17
TSS50 at 24 weeks(1)	15 of 33 evaluable (46%)	8 of 21 evaluable (38%)
TSS (%), median change at 24 weeks	-0.58	-0.45
TD to TI conversion(3)	13 of 36 evaluable (36%)	N/A
Median duration of TI	27 weeks	N/A
(1) Patients are evaluable for SVR35 or TSS50 at week 24 if they had a week-24 assessment by the data cutoff date or discontinued treatment after having a week-12 assessment.
(2) Patients are evaluable for hemoglobin increase if they had been on treatment for at least 12 weeks and did not have any transfusions for 12 weeks prior to starting treatment.
(3) Patients are evaluable for conversion to TI if they started treatment at least 24 weeks prior to the data cutoff date or if they had been on treatment for at least 12 weeks by the data cutoff day and achieved the conversion or would have failed to achieve the conversion by week 24.
Translational Data
Patients are evaluable for improvement in bone marrow fibrosis if they have a baseline bone marrow biopsy and at least one post-baseline biopsy after 24 weeks. Bone marrow assessments were made based on a local pathology read. The translational data for change in bone marrow fibrosis was as of the September 29, 2020 data cutoff date.
In Arm 3, 16 of 48 evaluable patients (33%) with evaluable samples had at least one grade improvement in bone marrow fibrosis, and in 14 of these 16 patients (88%), the improvements occurred within six months of starting treatment in the trial. Two of the 48 evaluable patients had worsening in bone marrow fibrosis.
In Arm 1, 6 of 29 evaluable patients (21%) with evaluable samples had at least one grade improvement in bone marrow fibrosis, and in five of these six patients (83%), the improvements occurred within six months of starting treatment in the trial. Two of the 29 evaluable patients had worsening in bone marrow fibrosis.
In Arm 2, 16 of 39 evaluable patients (41%) with evaluable samples had at least one grade improvement in bone marrow fibrosis, and in 13 of these 16 patients (81%), the improvements occurred within six months of starting treatment in the trial. Three of the 39 evaluable patients had worsening in bone marrow fibrosis.
Clinical Safety Data
As of September 29, 2020, pelabresib, both as monotherapy and in combination with ruxolitinib, appeared to be generally well tolerated in each arm of the MANIFEST trial. In Arm 1, 23 patients remained on active treatment and 23 had discontinued. In Arm 2, 40 patients remained on active treatment and 38 had discontinued. In Arm 3, 66 patients remained on active treatment and 12 had discontinued.
The most common TEAEs of any grade irrespective of causality observed in 46 evaluable patients in Arm 1 were nausea, diarrhea, thrombocytopenia, asthenic conditions, dysgeusia, respiratory tract infections, cough, weight decrease and constipation, each of which occurred in 20% or more of patients. A total of 29 patients (63%) reported at least one grade 3 or higher TEAE. A total of 14 patients reported thrombocytopenia of any grade and seven patients reported anemia of any grade. Of the most common TEAEs, those that were grade 3 were thrombocytopenia (seven patients), diarrhea (two patients) and constipation, respiratory tract infection and weight decrease (one patient each). Other grade 3 or higher TEAEs included anemia (six patients), hyperuricemia (four patients), hyperkalemia (three patients) and dyspnea (three patients). Nine patients discontinued treatment due to TEAEs.
The most common TEAEs of any grade irrespective of causality observed in 78 evaluable patients in Arm 2 were diarrhea, thrombocytopenia, respiratory tract infections, nausea, asthenic conditions, cough and dysgeusia, each of which occurred in 20% or more of patients. A total of 35 patients reported thrombocytopenia of any grade and 11 patients reported anemia of any grade. A total of 45 patients (58%) reported at least one grade 3 or higher TEAE. Of the most common TEAEs, those that were grade 3 or grade 4 were thrombocytopenia (18 patients with grade 3 and two patients with grade 4), respiratory tract infection (four patients with grade 4), diarrhea (three patients with grade 3), asthenic conditions (three patients with grade 3) and nausea (two patients with grade 3). A total of eight patients reported anemia of grade 3 and one patient reported anemia of grade 4. Nine patients discontinued treatment due to TEAEs, including six grade 5 TEAEs. The grade 5 TEAEs consisted of acute kidney injury, traumatic subdural hematoma (patient tripped and fell), brain stem hemorrhage (no concomitant thrombocytopenia), disease progression, congestive heart failure, and transformation to AML.
The most common TEAEs of any grade irrespective of causality observed in 78 evaluable patients in Arm 3 were anemia, thrombocytopenia, diarrhea, dysgeusia, asthenic conditions, musculoskeletal pain, respiratory tract infections, nausea, abdominal pain and dizziness, each of which occurred in 15% or more of patients. A total of 26 patients reported anemia of any grade and 25 patients reported thrombocytopenia of any grade. A total of 34 patients (44%) reported at least one grade 3 or higher TEAE. Of the most common TEAEs, those that were grade 3 or grade 4 were anemia (22 patients with grade 3 and one patient with grade 4) and thrombocytopenia (four patients with grade 4 and two patients with Grade 4). Four patients discontinued treatment due to TEAEs, including two grade 5 TEAEs. The grade 5 TEAEs consisted of one patient with multiorgan failure due to sepsis secondary to bacterial endocarditis and one patient with multiorgan failure due to sepsis secondary to community acquired pneumonia.
On June 11, 2021, Constellation announced that interim data from the MANIFEST trial were presented at the European Hematology Association (EHA) annual meeting. The data were based on a data cut-off of September 29, 2020. In Arm 3 of the study, an interim efficacy subgroup analysis in JAK-inhibitor-naïve patients was presented. Forty-two of 63 evaluable patients (67%) achieved a SVR35 at 24 weeks, achieving the primary endpoint for Arm 3. Thirty-four of 60 evaluable patients (57%) achieved a ≥50% reduction in Total Symptom Scores (TSS50) at 24 weeks. Strong response was observed with pelabresib, irrespective of baseline risk status or demographic and disease characteristics. Central pathology review of 27 1L patient bone marrow samples showed at least a one-grade improvement in bone marrow fibrosis in 9 out of 27 patients (33%); in all of these patients, improvement was observed within six months of starting treatment. Sixteen out of 27 patients (59%) showed stabilization of bone marrow fibrosis, while only one out of 27 patients (4%) showed worsening. An interim analysis of Arms 1 and 2 suggested that pelabresib monotherapy in JAK-inhibitor-experienced or -ineligible patients, and with pelabresib in combination with ruxolitinib in ruxolitinib-experienced patients, may result in improvements in anemia.
In December 2021, updated data from MANIFEST were presented at the 2021 ASH Annual Meeting. At this meeting, the latest interim data from Arm 3 of MANIFEST evaluating pelabresib as a first-line combination with ruxolitinib for patients with MF who had not previously been treated with a JAK inhibitor (JAK inhibitor-naïve) were presented. As of September 10, 2021, the data cut-off, a total of 84 JAK inhibitor-naïve patients had been enrolled in Arm 3 and received the combination. Based on the interim data, 68% (n=57) of patients treated with the combination achieved an SVR35 response at week 24 and 60% (n=47) had SVR35 response at week 48. Most patients also saw their symptoms reduced, with 56% (n = 46) achieving TSS50 from baseline at week 24. At the time of the data cut-off, 53 patients (63% of the 84 patients) were still on treatment. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (12%, grade 3/4) and anemia (34%, grade 3/4). Non-hematological events included dyspnea (5%, grade 3) and respiratory tract infections (8%, grade 3/4).
Additional data from Arm 1 of the ongoing MANIFEST trial were also presented in an oral presentation at the 2021 ASH Annual Meeting: pelabresib is being evaluated as a monotherapy in patients with advanced MF who are ineligible to receive, intolerant of, or refractory to JAK inhibitors, a population with very limited therapeutic options. Patients were divided into two cohorts, TD and non-TD. For the TD cohort, the primary endpoint was conversion to transfusion independence for 12 consecutive weeks. In the non-TD cohort, the primary endpoint was SVR35 at week 24. At week 24, 11% (n = 7) of patients reached SVR35. In addition, 31% of patients had a spleen volume reduction of 25% or more (n = 20) at week 24. Across all cohorts, 28% (n = 18) of patients achieved TSS50. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (23%, grade 3/4) and anemia (15%, grade 3). Non-hematological events included diarrhea (6%, grade 3) and respiratory tract infections (5%, grade 3).
MANIFEST‑2: MANIFEST‑2, a global, double-blinded, randomized phase 3 clinical study, is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post-polycythemia (post-PV) MF who have splenomegaly and symptoms requiring therapy. Since the acquisition of Constellation, MorphoSys has optimized the study’s design by increasing the number of trial participants to 400 patients. Measures have also been taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction with investigators, and expanding the number of countries and sites, as well as other measures. With these activities in place, MorphoSys expects to report primary analysis data from this study in the first half of 2024.
Felzartamab
Overview
Felzartamab is an investigational human monoclonal HuCAL-IgG1-antibody directed against a unique epitope of the target molecule CD38. CD38 is a surface antigen broadly expressed on malignant myeloma cells as well as on antibody-producing plasmablasts and plasma cells, the latter playing an important role in the pathogenesis of antibody-mediated autoimmune diseases. Preclinical and clinical results suggest that felzartamab may have therapeutic activity in autoantibody-mediated autoimmune diseases, and clinical trials are ongoing in two such diseases – membranous nephropathy (MN) and immunoglobulin A nephropathy (IgAN).

MN occurs when the small blood vessels in a part of the kidney, called glomeruli, which filter wastes from the blood, become inflamed and thickened. Around 80% of MN cases are primary and mediated by autoantibodies, with phospholipase A2 receptor (PLA2R) antibody positive MN accounting for up to 85% of all primary MN (Trujillo, 2019; Pozdizk, 2018; Couser 2017). MN is a leading cause of nephrotic syndrome in adults worldwide (Couser, 2017). Nephrotic syndrome results from excreting too much protein in urine due to a kidney disorder. Although 30–40% of MN patients may experience spontaneous remission, 30% of patients experience persistent proteinuria with long-term preservation of renal function, and another 30–50% progress to renal failure within 10–15 years (Trujillo, 2019; Heaf, 1999; Troyanov, 2004). Even if patients do not progress to renal failure, they have an increased risk of life-threatening thromboembolic and cardiovascular events, and are subject to infections (Wagner, 1983; Heaf, 1999; Lee, 2016). In the U.S., the incidence of MN is estimated at 1.2 per 100,000; about 3,000 adults are newly diagnosed every year (McGrogan, 2011).

There currently is no approved standard treatment for MN.

IgAN is the most common form of glomerulonephritis, a group of renal disorders that causes damage to the glomeruli, hindering their ability to carry out their essential functions. In IgAN, a combination of genetic and environmental factors causes patients to produce galactose-deficient IgA (Gd-IgA), whereupon the patients’ immune system reacts by producing specific autoantibodies. The binding of these IgG autoantibodies to Gd-IgA leads to the formation of immune complexes in the circulation. The immune complexes then accumulate in the glomerular mesangium where they induce local inflammation, mesangial proliferation, glomerulosclerosis and loss of renal function. Patients with IgAN may experience different symptoms including blood and/or protein leaking into the urine, high blood pressure, interstitial lung disease, glomerulosclerosis (scarring of the kidneys’ blood vessels) and a slow progression to chronic kidney disease. About 40% of patients with IgAN progress to end-stage renal disease within 20 years of diagnosis. Worldwide IgAN incidence is estimated at 2.5 per 100,000. Currently there are no approved treatments that can specifically prevent the production of Gd-IgA nor its corresponding autoantibody.

According to Data Bridge Market Research, the U.S. membranous nephropathy market is projected to grow at a CAGR of 5.0% between 2021 and 2028 and is expected to reach US$ 153.1 million (€ 135.2 million) by 2028. According to Research and Markets, the IgAN market in the seven major markets (United States, Germany, Spain, Italy, France, United Kingdom and Japan) was US$ 109.3 million (€ 96.5 million) in 2020 and the prevalence has been shown to increase over time.
In October 2019 we initiated a phase 1/2 trial in anti-PLA2R antibody positive membranous nephropathy (MN). The proof-of-concept trial called M-PLACE was fully enrolled in November 2021. Also in November 2021, we announced the presentation of interim results at the 2021 Annual Meeting of the American Society of Nephrology (ASN).
In February 2021, the first patient was dosed in the New-PLACE study, a phase 2 study evaluating different treatment schedules to identify the regimen for a pivotal study in patients with anti-PLA2R antibody positive MN. Enrollment in this study was completed at the end of 2021, and topline data are expected in the second half of 2022.

In October 2021, the Company announced that the first patient had been dosed in the phase 2 IGNAZ trial evaluating felzartamab in patients with IgAN.
Description of Anti-PLA2R Antibody Positive Membranous Nephropathy and Current Treatment
Membranous nephropathy, or MN, is a chronic inflammatory disease of the glomeruli which is characterized by subepithelial deposition of immune complexes at the glomerular basement membrane. The deposition of complexes results in a dysfunctional permeability of the capillary walls of the glomeruli, leading to proteinuria and very frequently to nephrotic syndrome. MN is the most common cause of nephrotic syndrome in non-diabetic Caucasian adults over 40 years of age. There are about 90,000 patients affected in the U.S., France, Germany, Italy, Spain and United Kingdom (derived from Couser, CJASN, 2017). According to Couser, CJASN, 2017, MN has an estimated annual U.S. incidence of 1:100,000. The disease is very often driven by the presence of autoantibodies targeting the phospholipase A2 receptor 1 (PLA2R), specifically in patients with primary membranous nephropathy. Up to 85% of these patients are PLA2R-positive. The anti-PLA2R antibody titer is also suitable as a prognostic marker to evaluate and monitor the disease course and therapy. There is a significant correlation between the anti-PLA2R antibody titer and the disease activity and severity.
Currently, there are no approved treatments available for patients with MN. Current treatment mainly comprises various non-immunosuppressive drugs (e.g., ACE inhibitors or angiotensin receptor blockers, statins, and diuretics), off-label use of conventional immunosuppressive drugs (e.g., cyclophosphamide combined with steroids, calcineurin inhibitors, mycophenolat-

Mofetil) and off-label use of B-cell depleting agents such as anti-CD20 antibodies (KDIGO 2020; Ronco, 2021).There remains a high unmet need for effective therapy with a favorable risk-benefit profile that can support earlier initiation of immunosuppressive therapy for patients with MN. Thus, targeting plasma cells that produce autoantibodies with an anti-CD38 antibody might provide clinical benefit and serve as a new treatment option for this disease.
Felzartamab — Suggested Mechanism of Action
Felzartamab is our anti-CD38 antibody candidate, which is currently being developed in MN and by our partner I-Mab in multiple myeloma (MM). The antibody’s key activities are antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP). It does not involve complement-dependent cytotoxicity (CDC), an additional mechanism involved in tumor cell killing that has been associated with infusion-related reaction (IRR). In consequence, one of the key features of felzartamb is a low frequency of IIRs, allowing for an infusion time as short as 30 minutes.
The figure below depicts the suggested mechanism of action of felzartamab toward either multiple myeloma (MM) cells or autoantibody-producing plasma cells:
Development of Felzartamab
We are currently investigating felzartamab in three clinical trials - M-PLACE, a phase 1/2 clinical in patients with MN; New-PLACE, a phase 2 study evaluating different treatment schedules to identify the regimen for a pivotal study in patients with MN; and IGNAZ, a phase 2 trial evaluating felzartamab in patients with IgAN.
Active Clinical Trials
Phase 1/2 and Phase 2 Trials with Felzartamab in MN
M-PLACE: In October 2019, we initiated a phase 1/2 trial in MN. The proof-of-concept trial, called M-PLACE, is an open-label, multicenter trial that is primarily assessing the safety and tolerability of felzartamab. Secondary outcome measures are the effect of felzartamab on serum anti-PLA2R antibodies and evaluation of immunogenicity and PK of felzartamab, while an exploratory objective is to determine clinical efficacy. The trial involves hard-to-treat patients with either high anti-PLA2R titers or patients who have progressed after prior treatment. Patient enrollment was completed in November 2021.
In November 2021, we presented interim results from M-PLACE at the 2021 ASN Annual Meeting. The study included 31 patients with primarily medium or high levels of anti-PLA2R antibody titers at baseline and/or patients who were refractory to previous treatments. Of the 27 treated patients with evaluable results, 24 showed an initial rapid reduction of anti-PLA2R antibody levels one week after the first treatment. After 12 weeks of treatment, most patients showed a substantial reduction in autoantibody titer. The observed titer reduction was independent of cohort and suggests successful depletion of CD38-positive plasma cells. The safety profile was consistent with the proposed mechanism of action of felzartamab, and TEAEs were manageable. An early assessment of urine protein: creatinine ratio (UPCR) results at 6 months of treatment showed a decrease in 6 of 10 patients, with 4 patients having a decrease of >=50% from baseline. The first patient who had already reached the 12-month time point showed a complete immunologic response and a partial clinical response.
We expect to report additional results from this trial in the second half of 2022.

New-PLACE: In February 2021, the first patient was dosed in the New-PLACE study, a phase 2 study evaluating different treatment schedules to identify the regimen for a pivotal study in patients with anti-PLA2R antibody positive MN. Enrollment in this study was completed at the end of 2021, and topline data are expected in the second half of 2022.
Phase 2 Trial with Felzartamab in IgAN
In October 2021, the first patient was dosed in the phase 2 IGNAZ trial evaluating felzartamab in patients with IgAN. This multi-center, randomized, double-blind, parallel-group, placebo-controlled trial is planned to enroll approximately 48 patients and is designed to assess the efficacy, safety and PK/pharmacodynamics (PD) of felzartamab in patients with IgAN. The primary objective of this study is to evaluate the efficacy of felzartamab compared to placebo. The primary endpoint is relative change in UPCR and will be assessed for each patient 9 months after treatment initiation. Study sites are located in Europe, North America and Asia Pacific, excluding Greater China. We expect to report topline data from the IGNAZ study in the fourth quarter of 2022.
CPI-0209
OVERVIEW
CPI-0209 is a small molecule designed to promote anti-tumor activity by specifically inhibiting EZH2, an enzyme that suppresses target gene expression. We believe that targeting EZH2 has the potential for broad therapeutic application in a variety of tumor types. Patient enrollment in a phase 1/2 clinical trial of CPI‑0209 is ongoing. The phase 1 portion of the trial evaluated CPI‑0209 as a monotherapy in patients with advanced solid tumors. After determining the recommended phase 2 dose, patients are currently being dosed in the phase 2 expansion cohorts in select tumor indications. In June 2021, preliminary data from this trial were presented at the ASCO Annual Meeting.
Royalty Pharma is entitled to receive 3% of future net sales of CPI-0209.
CPI-0209 —POTENTIAL MECHANISM OF ACTION
Historically, the primary focus of EZH2 as a drug target has been the role of EZH2 mutations or overexpression in cancer. We believe these genetically defined approaches to EZH2 inhibition may underestimate the broader therapeutic potential of the target in cancer. EZH2 genomic aberrations and overexpression are frequently correlated with late-stage cancer and a poor prognosis for a wide variety of cancers. Furthermore, EZH2 also cooperates with other cancer-promoting pathways, such as androgen receptor signaling and immune signaling. Therefore, we believe EZH2 inhibition can synergistically enhance the effectiveness of existing cancer therapies.
EZH2 acts as an epigenetic writer and normally regulates gene expression by placing one or more methyl groups on a histone protein leading to the suppression of gene expression programs. While this effect of EZH2 on gene expression is a normal part of cellular development, some cancers depend on an abnormal pattern of gene expression and re-direct EZH2 to genes that become abnormally repressed. Cancer cells with these abnormal gene expression programs may be more resistant to anti-cancer therapies.
Abnormal EZH2 function has been implicated in cancer in a number of ways:
•Cancer genetics: mutations in the gene encoding EZH2 result in the altered enzymatic activity of EZH2, and cancer cells become dependent on this abnormal activity for tumor growth. Alternatively, mutations in other epigenetic regulators can change the genes expressed by cancer cells and indirectly create a dependence on EZH2 for cancer cell growth;
•Acquired drug resistance: therapeutic agents promote EZH2-mediated gene silencing that may lead to acquired resistance to these agents;
•Immune suppression: EZH2 mediates reprogramming of immune cells within the tumor, e.g., T cells, and tumor cells to create an immune-suppressive tumor microenvironment; and
•Oncogenic driver synergy: EZH2 suppresses the expression of sets of genes and promotes tumor progression in the context of validated oncogenic drivers, such as the androgen receptor signaling pathway in prostate cancer. Combined inhibition of EZH2 and the oncogenic driver pathway may elicit a synergistic impact on tumor growth.
DEVELOPMENT OF CPI-0209
A phase 1/2 clinical trial in advanced solid tumors and in lymphomas is ongoing.
ACTIVE CLINICAL TRIAL

PHASE 1/2 TRIAL IN SOLID TUMORS
Patient enrollment in a phase 1/2 clinical trial of CPI‑0209 is ongoing. The phase 1 portion of the trial evaluated CPI‑0209 as a monotherapy in patients with advanced solid tumors. After determining the recommended phase 2 dose of 350 mg (oral, once-daily), patients are currently being dosed in the phase 2 expansion cohorts in select tumor indications (urothelial carcinoma (ARID1A mutant), ovarian clear cell carcinoma (ARID1A mutant), endometrial carcinoma (ARID1A mutant), lymphoma, mesothelioma, metastatic castration resistant prostate cancer), and data from this part of the trial are expected in 2022.
As of the data cut off of March 9, 2021, of the 4 BAP1 loss mesothelioma patients, one patient had a PR after four cycles of treatment and two had SD. The high levels of target engagement observed preclinically were corroborated clinically. All 40 patients were evaluated for safety. Across all dose cohorts, 43% of patients had at least one Grade 3 or greater treatment emergent adverse event (TEAE), 28% of patients had at least one serious adverse event (SAE). The most common TEAEs (≥15%) included thrombocytopenia (reversible and dose dependent), diarrhea, asthenic conditions, nausea, anemia, dysgeusia, abdominal pain and alopecia. 23% of patients reported a TEAE that led to dose reduction or interruption. Four patients discontinued treatment because of TEAEs. One patient in the highest dose cohort (375mg) experienced Grade 4 thrombocytopenia, and one patient experienced a Grade 5 adverse event due to progressive disease. Based on this preliminary data, CPI-0209 appeared to be generally well tolerated. We expect to report additional results from the trial in 2022.
PRECLINICAL DEVELOPMENT
In preclinical studies, it was observed that CPI-0209 bound to EZH2 more durably and with higher affinity when compared to first-generation EZH2 inhibitors. We believe that these characteristics may enable CPI-0209 to increase the level and duration of EZH2 inhibition compared to that of first-generation EZH2 inhibitors. Product candidates that provide more comprehensive and longer inhibition of EZH2 may treat certain cancer types requiring that effect. We believe that the level of EZH2 inhibition necessary to produce a therapeutic effect varies across cancer types based on our preclinical studies where we have observed that the dose required to affect tumor growth is higher in certain cancer types.

CLINICAL DEVELOPMENT THROUGH PARTNERS
The most advanced programs being developed by partners are outlined below.
PROGRAMS IN LATE-STAGE (PHASE 3) CLINICAL DEVELOPMENT
Felzartamab
OVERVIEW
We have an exclusive regional licensing agreement for felzartamab with I-Mab for Greater China, where development is currently focused on multiple myeloma (MM), a blood cancer that develops in mature plasma cells in the bone marrow. Under the terms of the agreement signed in November 2017, I-Mab has the exclusive rights to develop and commercialize felzartamab in mainland China, Taiwan, Hong Kong and Macao. Upon signing, we received an immediate upfront payment of US$ 20 million. We are also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to US$ 100 million, as well as tiered double-digit royalties on net sales of felzartamab in the agreed regions.

I-Mab is conducting a phase 3 clinical trial in Greater China to evaluate felzartamab in combination with lenalidomide plus dexamethasone in patients with r/r MM. This study is a randomized, open-label, parallel-controlled, multi-center study to evaluate the efficacy and safety of the combination of felzartamab, lenalidomide and dexamethasone versus the combination of lenalidomide and dexamethasone in patients with r/r MM who have received at least one prior line of treatment. The study was initiated in April 2019 at sites in Taiwan and started in mainland China in April 2020 as part of a coordinated effort to accelerate the study. In October 2021, I-Mab announced that patient enrollment in this pivotal phase 3 trial has been completed. I-Mab is also evaluating felzartamab as a third-line therapy in patients with r/r MM in a pivotal phase 2 trial that started in March 2019. At the end of August 2021, I-Mab announced that topline data met primary and secondary endpoints.
On June 25, 2021, I-Mab announced that the Center for Drug Evaluation (CDE) of the China National Medical Products Administration (NMPA) had approved the Investigational New Drug (IND) application to initiate a phase 1b study with felzartamab in patients with systemic lupus erythematosus (SLE). SLE, the most common type of lupus, is an autoimmune disease in which the immune system attacks its own tissues, causing widespread inflammation and tissue damage in the affected organs. It can affect the joints, skin, brain, lungs, kidneys and blood vessels. There is no cure for SLE. The phase 1b multi-center trial is evaluating the safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of felzartamab in patients with SLE in China. The SLE study start date is scheduled for Q1 2022.

DESCRIPTION OF MULTIPLE MYELOMA AND CURRENT TREATMENT
According to the American Cancer Society, about 34,920 new cases of MM were expected to be diagnosed in 2021 and about 12,410 deaths were expected to occur in US. MM causes cancer cells to accumulate in the bone marrow, where they displace and suppress healthy blood progenitor cell populations. MM is also characterized by destructive lytic bone lesions (rounded, punched-out areas of bone), diffuse osteoporosis, bone pain, and the production of abnormal proteins, which accumulate in the urine. Anemia is also present in most MM patients at the time of diagnosis and during follow-up. Anemia in MM is multifactorial and is secondary to bone marrow replacement by malignant plasma cells, chronic inflammation, relative erythropoietin deficiency, and vitamin deficiency.
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

FELZARTAMAB — SUGGESTED MECHANISM OF ACTION

For information on the mechanism of action of felzartamab please refer to the above section, "Proprietary Clinical Development - Felzartamab - Suggested Mechanism of Action.
DEVELOPMENT OF FELZARTAMAB
Our partner I-Mab is investigating felzartamab for the treatment of MM in mainland China, Hong Kong, Macao and Taiwan and is currently conducting a phase 2 and a phase 3 trial in this indication, as well as planning a phase 1b trial in the most common form of lupus, systemic lupus erythematosus (SLE).
ACTIVE CLINICAL TRIALS
Phase 2 and Phase 3 Trial with Felzartamab in r/r MM
I-Mab is evaluating felzartamab in a phase 2 study initiated in March 2019 as a third-line therapy for r/r MM as well as a phase 3 study in combination with lenalidomide plus dexamethasone as a second-line therapy for r/r MM initiated in April 2019. In October 2019, we and I-Mab announced that I-Mab had received Investigational New Drug (IND) clearances from the National Medical Products Administration (NMPA) of China for felzartamab allowing the expansion into mainland China of the phase 2 and phase 3 trials, which were ongoing in Taiwan. In April 2020, we and I-Mab announced the dosing of the first patient in the phase 3 clinical study in mainland China. The phase 3 trial is a randomized, open-label, controlled, multi-center study to evaluate the efficacy and safety of the combination of felzartamab, lenalidomide and dexamethasone versus the combination of lenalidomide and dexamethasone in patients with r/r MM who have received at least one prior line of treatment. Both the phase 2 and phase 3 studies are considered relevant for approval in the region.
Phase 1b trial in Systemic Lupus Erythematosus (SLE)
In June 2021, I-Mab announced that the Center for Drug Evaluation (CDE) of the China NMPA had approved an IND application to initiate a phase 1b study with felzartamab in patients with SLE. SLE, the most common type of lupus, is an autoimmune disease in which the immune system attacks its own tissues, causing widespread inflammation and tissue damage in the affected organs. It can affect the joints, skin, brain, lungs, kidneys, and blood vessels. There is no cure for SLE. The phase 1b multicenter trial is evaluating the safety, tolerability, PK and PD of felzartamab in patients with SLE in China.

COMPLETED CLINICAL TRIALS
Phase 1/2 Trial with Felzartamab in r/r MM (conducted by MorphoSys)
MorphoSys conducted a first in human phase 1/2a trial in patients with r/r MM. The dose-escalation trial included three arms: felzartamab, felzartamab in combination with lenalidomide and felzartamab in combination with the IMiD pomalidomide, in each case with low-dose dexamethasone. The primary endpoints of the trial were safety, tolerability and recommended dose for felzartamab alone and in combination with IMiDs. Secondary outcome measures were PK and preliminary efficacy based on ORR, DoR, TTP, and PFS. In the trial, felzartamab was administered as a two-hour or shorter infusion up to the highest planned dose of 16 mg/kg. Enrollment in the study completed in August 2017 and primary completion analysis was performed at a data cut-off of December 31, 2017. Data were presented at the ASH Annual Meeting in December 2018, and data from the study were published in 2020 (Raab et al.,2020). In this study, felzartamab induced a distinct reduction of M-protein, an abnormal IgG fragment (paraproteine) secreted by MM cells known to have deleterious effects on kidney and immune system functioning. We believe that the ability of felzartamab to deplete plasma cells was indirectly demonstrated by a reduction of Tetanus Toxoid vaccination titers no later than 2 weeks after treatment start.

Gantenerumab
Gantenerumab is a HuCAL antibody directed against amyloid beta (Aß) that is being developed by Roche for the potential treatment of Alzheimer’s disease. Aß denotes a group of peptides that are crucially involved in Alzheimer’s disease (AD) as the main component of the amyloid plaques found in the brains of Alzheimer’s patients. In phase 1 clinical trials, gantenerumab has been shown to reduce brain amyloid in mild-to-moderate Alzheimer’s disease patients. Gantenerumab is being investigated in several clinical studies to see if there is a positive effect from intervening at an early stage in the disease’s progression.

In October 2021, we announced that Roche had received Breakthrough Therapy Designation by the U.S. FDA for gantenerumab for the treatment of Alzheimer's disease. This designation was based on data showing that gantenerumab significantly reduced brain amyloid plaque, a pathological hallmark of this disease, in the SCarlet RoAD and Marguerite RoAD open-label extension trials, as well as other studies.
TREATMENT OF ALZHEIMER’S DISEASE
Eight cognitive domains are commonly impaired in Alzheimer’s disease: memory, language, reception, attention, constructive ability, orientation, problem-solving, and functional ability. Cognitive impairments in Alzheimer’s disease are progressive, and decline is inexorable. Currently available products do not stop, prevent, or modify the progression of Alzheimer’s disease; instead, currently available therapies are prescribed with the goal of improving the quality of life of both patients and their caregivers, who must cope with the significant burden of this disease. These products provide only marginal, transient benefits, highlighting the need for new, more effective therapies. Aduhelm (aducanumab) received accelerated approval in 2021. It was the first novel therapy approved for Alzheimer’s disease since 2003 and the first treatment directed at the underlying pathophysiology of Alzheimer’s disease, the presence of Aß plaques in the brain.
GANTENERUMAB FOR TREATMENT OF ALZHEIMER’S DISEASE
MECHANISM OF ACTION
Gantenerumab is an anti-amyloid-ß IgG1 antibody and binds to the N-terminus and a section in the middle of the amyloid beta peptide. The antibody removes amyloid beta via microglia-mediated phagocytosis. It has been designed to promote clearance of amyloid plaques in the brain, a pathological hallmark of AD, and has shown downstream effects on multiple biomarkers of AD pathology and neurodegeneration in clinical trials.

The figure below depicts the suggested mechanism of action of gantenerumab:

A β
Oligomers
Amyloid
plaque
Microglia cell
Gantenerumab

CLINICAL DEVELOPMENT OF GANTENERUMAB
Gantenerumab has been or is currently being studied by Roche in several clinical trials in patients with Alzheimer’s disease, including five phase 3 studies.
In 2014, we announced that gantenerumab had failed a futility analysis in the first phase 3 trial. In a later analysis, however, it was established that gantenerumab had been dosed significantly lower when compared to clinical trials conducted with aducanumab, which has similar characteristics (e.g., epitope, affinity or IgG subtype) compared to gantenerumab.
In March 2018, data with gantenerumab were presented in which the antibody was evaluated in an open-label extension study part with considerably higher doses than previously tested.
In June 2018, we announced that Roche had initiated a new phase 3 development program for patients with Alzheimer’s disease. The program consists of two phase 3 trials – GRADUATE-1 and GRADUATE-2. The two multicenter, randomized, double-blind, placebo-controlled studies are investigating the efficacy and safety of gantenerumab in more than 2,000 patients with early (prodromal to mild) Alzheimer’s disease for more than two years. The primary endpoint for both studies is the assessment of the signs and symptoms of dementia, measured as the clinical dementia rating sum of boxes (CDR-SOB) score. Learnings from the SCarlet RoAD and Marguerite RoAD studies (see below) were incorporated into the optimized design of the phase 3 GRADUATE trials, with patients receiving a significantly higher dose of gantenerumab as a subcutaneous injection than in Roche’s previous trials . The GRADUATE-1 and -2 trials are expected to be completed in Q4 2022.
Gantenerumab was also tested in two open-label extension studies based on the phase 2/3 studies, Scarlet RoAD and Marguerite RoAD, as well as in the phase 2/3 DIAN-TU-001 study, conducted by the Washington University School of Medicine, in patients at risk for or suffering from a type of early-onset Alzheimer’s disease caused by a genetic mutation. In February 2020, Roche announced that the gantenerumab arm of the DIAN-TU-001 study did not meet its primary endpoint: the study did not show a significant slowing of the rate of cognitive decline in people treated with gantenerumab as measured by the novel DIAN Multivariate Cognitive Endpoint, compared with placebo. Overall, gantenerumab’s safety profile in DIAN-TU-001 was consistent with that from other clinical trials and no new safety issues were identified. Further analyses of trial data for gantenerumab were presented at the AAT-AD/PD Focus meeting in April 2020 and demonstrated an improvement in biomarkers of disease activity and progression, including measures of tauopathy and neurodegeneration. Gantenerumab reduced the pathology of amyloid plaques, reduced soluble cerebrospinal fluid (CSF) tau and phospho-tau and slowed increases in the neurofilament light chain (believed to be a marker of neurodegeneration) when compared to placebo. The DIAN-TU (Dominantly Inherited Alzheimer Network-Trials Unit) indicated it thinks these findings are important indicators that gantenerumab can affect the biological course of the disease and have launched a multiyear exploratory open-label extension in collaboration with Roche to continue studying the effects of gantenerumab in this rare form of Alzheimer’s disease. The results from the DIAN-TU-001 study do not impact the ongoing GRADUATE studies, which are being conducted in the broader population of people with Alzheimer's disease that is not directly caused by gene mutations.
In November 2019, Roche’s Pharma Research and Early Development held an early drug development investor event and gave an update of its neuroscience portfolio. At the event, Roche communicated the start of a phase 1 study assessing a brain-shuttle version of gantenerumab (RG6102). The brain-shuttle version has gantenerumab coupled to a transporter to enhance brain penetration through transferring receptor-mediated transport across the blood-brain barrier in Alzheimer`s patients. According to www.clinicaltrials.gov, the phase 1 study of the brain-shuttle version of gantenerumab in healthy participants was completed in July 2020 and Roche is currently investigating the asset in a phase 1/2 study in participants with prodromal or mild-to-moderate Alzheimer's Disease, which started in March 2021.
According to www.clinicaltrials.gov, a phase 2, multicenter, open-label, single-arm study to evaluate the PD effects of once weekly administration of gantenerumab in participants with early (prodromal to mild) Alzheimer’s disease has started at year-end 2020 and is currently ongoing.
COMMERCIALIZATION OF GANTENERUMAB
We are entitled to further milestone payments from Roche for certain defined clinical and/or regulatory milestones related to gantenerumab. In addition, if the antibody is ultimately approved and commercialized, we are entitled to receive from Roche tiered royalties of between 5.5% and 7% of the net sales generated with gantenerumab. Under the funding agreement announced in June 2021 between us and Royalty Pharma, Royalty Pharma has the right to receive 60% of future royalties on gantenerumab.
Otilimab
OVERVIEW
Otilimab (formerly MOR103/GSK3196165) is a HuCAL-IgG1-antibody directed against the granulocyte-macrophage colony-stimulating factor (GM-CSF). We discovered and advanced otilimab into clinical development and our partner, GlaxoSmithKline (GSK) is now developing the antibody in rheumatoid arthritis (RA). Due to its diverse functions in the immune system, GM-CSF can be considered a target for a broad spectrum of anti-inflammatory therapies. GSK acquired the rights to otilimab pursuant to an exclusive worldwide development and license agreement that was entered into in June 2013.
We were responsible for two phase 1b/2a clinical trials of otilimab—one in RA, which was completed in June 2012, and one in multiple sclerosis (MS), which was completed in February 2014. GSK is solely responsible, at its own cost, for all other development and commercialization activities. GSK has ongoing a phase 3 program in RA named “ContRAst”, comprising three pivotal studies and one long-term extension study and is investigating the antibody in patients with moderate-to-severe RA. In 2020, GSK started a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID-19-associated disease and reported preliminary results in February 2021. The data suggested a potential clinical benefit in a pre-defined sub-group of high-risk patients, and GSK amended the OSCAR study to expand this cohort to confirm these potentially significant findings. The dosing of the first patient in the expanded study triggered milestone payments of €16 million to MorphoSys. In October 2021, GSK provided an update that it had made the decision not to further explore otilimab as a potential treatment for severe pulmonary COVID-19 related disease in patients aged of 70 years and older.
Under the funding agreement we entered with Royalty Pharma in June 2021, Royalty Pharma has the right to receive 80% of future royalties and 100% of future milestone payments on otilimab.
DESCRIPTION OF GM-CSF AND RHEUMATOID ARTHRITIS AND CURRENT TREATMENTS
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
OTILIMAB FOR TREATMENT OF ANTI-INFLAMMATORY DISEASES
OTILIMAB—MECHANISM OF ACTION
Otilimab is a HuCAL antibody directed against GM-CSF. GM-CSF levels are significantly elevated in several inflammatory disorders and in the joints of RA patients. By neutralizing GM-CSF, otilimab has demonstrated its ability to reduce GM-CSF induced proliferation and activation of inflammatory cells and to intervene in several pathophysiological pathways in preclinical models of RA. The figure below depicts the suggested mechanism of action of otilimab:

Otilimab
GM-CSF
GM-CSF
Proliferation
and
Activation
Otilimab
Intervention
points
GM-CSF
Macrophages and
Neutrophils

DEVELOPMENT OF OTILIMAB
Otilimab has been investigated in various clinical trials addressing RA, OA and MS. Phase 1/2 trials conducted by us in RA and MS were completed in 2012 and 2014, respectively. GSK has investigated otilimab in clinical trials for the treatment of RA, hand osteoarthritis (OA) and severe pulmonary COVID-19-associated disease.
GSK has ongoing a phase 3 program in RA named “ContRAst,” comprising three pivotal studies and one long-term extension study and is investigating the antibody in patients with moderate-to-severe RA. In 2020, GSK started a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID-19-associated disease and reported preliminary results in February 2021. The data suggested a potential clinical benefit in a pre-defined sub-group of high-risk patients, and GSK amended the OSCAR study to expand this cohort to confirm these potentially significant findings. The dosing of the first patient in the expanded study triggered milestone payments of €16 million to MorphoSys. In October 2021, GSK provided an update that it had made the decision not to further explore otilimab as a potential treatment for severe pulmonary COVID-19 related disease in patients aged of 70 years and older.
Phase 3 Clinical Program in RA
In July 2019, GSK announced the start of the phase 3 ContRAst program in moderate-to-severe RA. The program includes three pivotal studies and a long-term extension study and compares otilimab against approved drugs—a JAK inhibitor and an anti-IL6 antibody. GSK plans to enroll 3.500-4.100 patients. Pivotal data from the ContRAst program studies are anticipated in H2 2022.
Clinical Trial in Severe Pulmonary COVID-19-Associated Disease
In 2020, GSK initiated a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID 19-associated disease. This global, randomized, double-blinded, placebo-controlled, multi-center, proof-of-concept phase 2a study assessed the efficacy and safety of a single intravenous infusion of otilimab 90 mg given over an hour or placebo in addition to standard of care in 806 hospitalized adults (ages 18 to 79 years) with severe COVID-19 related pulmonary disease. In March 2021, GSK reported preliminary results from the OSCAR trial. Given these data suggested a potential clinical benefit in a pre-defined sub-group of high-risk patients and the urgent public health need, GSK amended the OSCAR study to expand this cohort to confirm these potentially significant findings. The event of the first patient dosed in the expanded study triggered milestone payments totaling €16 million to MorphoSys. In October 2021, GSK provided an update that it had made the decision not to further explore otilimab as a potential treatment for severe pulmonary COVID-19 related disease in patients aged of 70 years and older.
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
Phase 1b/2a Clinical Trial in RA (conducted by MorphoSys)
In a randomized, double-blind, placebo-controlled phase 1b/2a trial in 96 mild-to-moderate RA patients that was completed by MorphoSys in 2012, otilimab was administered in four weekly doses of 0.3 mg/kg, 1.0 mg/kg or 1.5 mg/kg. The primary aim of the trial was to determine the safety and tolerability of multiple doses of otilimab in patients with active RA. Secondary outcome measures were PK, immunogenicity, and the product candidate’s potential to improve clinical signs and symptoms of RA as measured by Disease Activity Score in 28 joints, or DAS28, ACR score measuring 20% / 50% / 70% improvement, or ACR20/50/70, and other criteria.
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
A total of 144 TEAEs were reported in 54 (56.3%) subjects (42 subjects (60.9%) in the otilimab groups and 12 (44.4%) in the pooled placebo group). The most common TEAE by preferred term in the active and placebo groups was nasopharyngitis. The incidences of fatigue, cough and AEs related to RA (worsening or flares) in the otilimab group were more than four percentage points higher than in the placebo group. None of the AEs were considered to be probably or definitely related to treatment. AEs possibly related to treatment were reported in seven placebo (14 AEs) and ten otilimab (19 AEs) subjects. Only three AEs (fatigue, scaling and decreased diffusion capacity of the lung for carbon monoxide) were considered possibly related to treatment in more than one subject. All AEs were judged to be of mild or moderate intensity except for one severe AE of hospitalization due to paronychia in the placebo group.

Tremfya (guselkumab)
Overview
Tremfya is a human HuCAL antibody targeting the p19 subunit of IL‑23 that is being developed and commercialized by Janssen. It is the first commercial product based on our proprietary technology. It is approved for the treatment of patients with moderate to severe psoriasis (plaque psoriasis) in the United States, Canada, the European Union (EU), Japan, China and a number of other countries. In the U.S. and elsewhere, it is also approved for the treatment of adults with active psoriatic arthritis and in the EU for the treatment of adult patients with active psoriatic arthritis who have had an inadequate response or have not tolerated prior DMARD therapy. In Japan, Tremfya is approved for the treatment of patients with various forms of psoriasis, psoriatic arthritis and palmoplantar pustulosis.
Commercialization of Tremfya

Under an agreement, Janssen is responsible for the global development and commercialization of Tremfya. We have received technology license fees, research and development funding, development and commercial milestone payments as well as royalty payments on net sales of Tremfya. We are eligible to receive additional milestone payments for certain defined clinical and/or regulatory milestones related to the product and royalties on net sales. For more information, see Collaboration and License Agreements – Research and License Agreement with Janssen (formerly Centocor).
Based on our funding agreement with Royalty Pharma announced in June 2021, we continue to record Tremfya royalties on our income statement. Royalty Pharma receives 100% of Tremfya royalties starting with royalties for the second quarter of 2021.
Other Programs
PROGRAMS IN EARLY CLINICAL DEVELOPMENT, I.E. PHASE 1 AND/OR PHASE 2
MOR210/TJ210

Overview
MOR210/TJ210 is a human antibody directed against C5aR derived from our HuCAL technology. C5aR, the receptor of the complement factor C5a, is being investigated as a potential new drug target in the field of immuno-oncology and autoimmune diseases. Tumors have been shown to produce high amounts of C5a, which, by recruiting and activating myeloid-derived suppressor cells (MDSCs), is assumed to contribute to an immune-suppressive pro-tumorigenic microenvironment. MOR210/TJ210 is intended to block the interaction between C5a and its receptor, thereby being expected to neutralize the immune-suppressive function of the MDSCs and to enable immune cells to attack the tumor.
In January 2021, we and our partner I-Mab announced that the first patient had been dosed in a phase 1 clinical study evaluating the safety, tolerability, PK and PD of MOR210/TJ210 in the United States.

Regional agreement with I-Mab
In November 2018, we announced that we had entered into an exclusive strategic collaboration and regional licensing agreement for MOR210/TJ210 with I-Mab. Under the agreement, I-Mab has exclusive rights to develop and commercialize MOR210/TJ210 in mainland China, Hong Kong, Macao, Taiwan and South Korea, while we retain rights in the rest of the world. The agreement deepened our existing partnership with I-Mab, building upon the ongoing collaboration for felzartamab.
Under the terms of the agreement, I-Mab will exercise its exclusive license rights for the development and commercialization of MOR210/TJ210 in its territories. With our support, I-Mab will perform and fund all global development activities for MOR210/TJ210, including clinical trials in China and the U.S., towards clinical proof of concept (PoC) in oncology.
In November 2018, MorphoSys received a payment of US$3.5 million (approximately €3.1 million) and until 2020 milestone payments of US$1.0 million (approximately €0.8 million). MorphoSys is further eligible to receive performance-related clinical and sales-based milestone payments of up to US$ 99.0 million (approximately €87.4 million). In addition, MorphoSys will receive tiered royalties in the mid-single-digit percentage range of net sales of MOR210/TJ210 in I-Mab’s territories. In return for the execution of a successful clinical PoC study, I-Mab is eligible to receive low-single-digit royalties on net sales generated with MOR210/TJ210 outside its territories and a tiered percentage of sub-licensing revenue.
Development of MOR210/TJ210
U.S. Phase 1 trial in r/r advanced solid tumors
On January 25, 2021, we and I-Mab announced the dosing of the first patient in a phase 1 dose-finding study evaluating the safety, tolerability, PK and PD of MOR210/TJ210 as monotherapy in patients with r/r advanced solid tumors. The phase 1 clinical trial is an open-label, multiple dose group study being conducted at various clinical centers across the U.S.
I-Mab has announced another phase 1 clinical trial to evaluate the dose-finding and safety for the treatment of patients with advanced solid tumors in 2022 in China.
Bayer:
•BAY 94-9343 (anetumab ravtansine) (program was discontinued in 2021)
•BAY 2287411 (program was discontinued in 2021)
•BAY 1093884 (program was discontinued in 2019)
Novartis:
~~•~~BYM338, bimagrumab, out-licensed to Versanis Bio
•VAY736, ianalumab
~~•~~CMK389, NOV-8
•LKA651, NOV-9
•BPS804, setrusumab, UX143, out-licensed to Mereo, partnered with Ultragenyx
~~•~~LJM716, elgemtumab
~~•~~NOV-11
•MAA868, abelacimab, NOV-12, out-licensed to Anthos Therapeutics
~~•~~CSJ117, NOV-14
•NOV-15
•MHU650, NOV-16
Janssen, J&J:
•CNTO6785, FTC001, sublicensed to Shandong Fontacea for development in China, Hong Kong, Taiwan, Macao and South Korea
•(CNTO3157, formerly PRV-300, Janssen (Provention Bio terminated the sublicense and returned the program to Janssen in November 2019), program was subsequently discontinued by Janssen)

Pfizer:
•PF05082566, utomilumab
Boehringer Ingelheim:
•BI836845, xentuzumab
Mereo (formerly Oncomed):
•OMP-18R5, vantictumab
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
Generally, our collaboration and license agreements may be for a specific therapeutic program or may be for multiple therapeutic programs across diseases. For programs that we out-license, we may participate in the generation and development of an antibody for a specified target and will have limited preclinical and clinical research and development obligations, with the licensee being primarily responsible for clinical development and commercialization. In general, pursuant to the collaboration agreements we enter into for programs that we out-license, most of our partners have the first right to prosecute, maintain and enforce patents for antibodies (and other patentable technology) developed with our technology. If our partners determine to relinquish any such patent right, we generally have a first right to obtain ownership of such patents. We are generally entitled to milestone payments during the course of development of the therapeutic product and to royalty payments upon the commercial sale of the products. The royalty term generally will be on a product-by-product and country-by-country basis starting on the first commercial sale and ending on the later of: (i) the expiration of certain specified patent rights, (ii) a certain defined period of years following the first commercial sale, or (iii) the expiration of regulatory exclusivity. The agreements will generally terminate or expire once the obligation of the licensee to pay royalties has ceased.
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
Xencor already received an upfront payment of US$ 13.0 million and received US$ 65.5 million for development milestones under the Xencor Collaboration Agreement and is entitled to receive up to an additional US$ 236.5 million in aggregated milestone payments upon the achievement of certain development events including US$ 50 million in the aggregate with respect to sales of licensed antibody products. Furthermore, Xencor is also eligible to receive tiered royalty payments of tafasitamab in the mid single-digit to sub-teen double-digit percentage range based upon net sales of licensed antibody sold by us or our licensees. Our royalty obligations continue on a product-by-product and country-by-country basis until the later to occur of the expiration of the last valid claim in the licensed patent covering a licensed product in such country, or 11 years after the first sale of a licensed product following marketing authorization in such country.
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
At the end of the financial year 2021, we maintained over 110 different proprietary patent families worldwide in addition to the numerous patent families we pursue with our partners.
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
The basic composition-of-matter patent family was in-licensed from Xencor and applications were filed in Australia, Canada, the European Union, Hong Kong, India, Japan and the United States. The expiry date for the composition of matter patent is August 2029 for the United States and August 2027 for the other countries, not including any potential patent term extensions. A corresponding application for patent term extension (PTE) has been filed to extend the patent term in the U.S., while an application for a supplementary protection certificate (SPC) in Europe is being prepared based on the European approval and will be filed in early 2022.
Other patent families were filed and are prosecuted in Australia, Brazil, Canada, China, the European Union, Israel, India, Japan, Mexico, New Zealand, Qatar, Russia, Singapore, South Africa, South Korea, the United States as well as in other additional countries.
Pelabresib
The main patents for pelabresib run until 2032 (U.S.) and 2031 (Europe), not including possible extension through supplemental protection certificates or term extensions. In addition, the use of pelabresib for the treatment of myelofibrosis is patent-protected in the U.S. until 2039.
Felzartamab
Our felzartamab patent portfolio is fully owned. Rights to the Greater Chinese territory were exclusively licensed to I-Mab. The program is currently protected by about ten different patent families covering various aspects of the molecule, its compositions, combination treatments, dosage regimens, radioconjugates, as well as assays utilized in clinical development. The basic composition-of-matter patent expires in October 2026, outside the United States, and in January 2028, in the United States, in both cases not including any potential patent term extensions. Patent applications were filed and are prosecuted in Argentina, Australia, Brazil, Canada, China, the European Union, Hong Kong, Israel, India, Japan, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Taiwan and the United States. Rights to the Greater Chinese territory were exclusively licensed to I-Mab.
CPI-0209
The main patents for CPI-0209 have a term until 2039. Here, too, a possible extension through supplementary protection certificates or term extensions is not included.
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
Trademarks and Domain Names
We conduct our business using trademarks with various forms of the “MorphoSys” brand and numerous additional trademarks, as well as domain names incorporating some or all of these trademarks. Key trademarks are protected in all major jurisdictions, including the United States, the European Union, Switzerland, Canada, Australia and Japan. Additionally we have protected the brand names of tafasitamab, Monjuvi and Minjuvi in all key jurisdictions worldwide. Such protection includes the filing of trademarks, as well as the registration of domain names.
Manufacturing
We have adopted a manufacturing strategy of contracting with third-parties in accordance with cGMP for the manufacture of drug substances and products. Additional contract manufacturers are used to fill, label, package and distribute investigational drug products and commercial product. This allows us to maintain a more flexible infrastructure while focusing our expertise on developing our products. We will ultimately depend on contract manufacturers, or CMOs, for the manufacture of our products for commercial sale, as well as for clinical development and technical process development. CMOs are subject to extensive governmental regulation. We currently rely on single source CMOs for our programs, however, for risk mitigation and in order to ensure robust future supply, we have initiated the establishment of additional suppliers for tafasitamab and felzartamab.
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
We have selected industry-leading partners for warehousing, distribution and logistics in the U.S.
U.S. Commercial Operations
In July 2018, MorphoSys established a subsidiary in the United States – MorphoSys US Inc. – in preparation for the potential marketing approval of tafasitamab. The subsidiary’s registered office is located in Boston, Massachusetts, USA. At the end of

2021, MorphoSys US Inc. had 93 people employed as part of, or to support, its commercial structure. MorphoSys’ commercial activities are currently focused on Monjuvi in the United States; the Company is co-commercializing this product with Incyte.
On July 31, 2020, Monjuvi (tafasitamab-cxix) in combination with lenalidomide was approved under accelerated approval by the U.S. FDA for the treatment of adult patients with relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This was the first U.S. FDA approval of a second-line treatment for adult patients with r/r DLBCL in the U.S. The safety and tolerability profile supports a paradigm shift towards treating patients to progression, which could enable long-term disease control. Monjuvi is accessible to patients in both community care and academic settings as an off-the-shelf intravenous infusion that does not require hospitalization or heavy monitoring. Upon approval, MorphoSys and Incyte launched 'My Mission Support', a robust patient support program offering financial assistance, ongoing education and other resources to eligible patients who are prescribed Monjuvi in the U.S. The program was launched to support patients throughout their treatment journeys and to help lower patient access barriers.
Monjuvi has been included in the National Comprehensive Cancer Network® Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas since August 2020. The NCCN Guidelines in the United States were updated to include Monjuvi in combination with lenalidomide with a Category 2A designation as an option for the treatment of adult patients with relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for ASCT. Inclusion in these guidelines increases awareness of a product within the oncology community and also drives certain formulary decisions. As of April 1, 2021, Monjuvi was granted a J-code, further simplifying reimbursement for some treatment centers.
In the first half of 2021, commercial performance was adversely impacted by the COVID-19 pandemic. As vaccination rates increased there was a gradual easing of restrictions at sites of care, which allowed sales teams to engage in more face-to-face meetings with physicians and contributed to the positive momentum we observed in the second half of 2021. Many larger facilities, however, opened at a slower pace than community health centers.

In 2021, MorphoSys and Incyte continued to see high penetration in the community setting which drove approximately 70% of Monjuvi prescriptions. Since launch, the Company, along with partner Incyte, has in aggregate received orders from more than 1,000 treatment sites. During the fourth quarter, more than 570 accounts placed orders, with over 70% of those accounts representing repeat accounts. The proportion of accounts that reordered has been consistent from the third quarter through the fourth quarter. The partnership has also made tremendous strides in educating our customers of the value of combination treatment of Monjuvi and lenalidomide for people with r/r DLBCL not otherwise specified, and who are ineligible for ASCT.

Competition
We compete in an industry that is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Our competitors include pharmaceutical companies, biotechnology companies, academic institutions and other research organizations. While we believe that our technology, knowledge, experience and scientific resources provide us with competitive advantages, we compete with these parties for promising targets for antibody-based therapeutics, new technology for identifying or optimizing antibodies and novel antibody formats and in recruiting highly qualified personnel. There are many major pharmaceutical and biotechnology companies developing or marketing treatments for cancer disorders and autoimmune diseases that may compete with us in the search and development of novel therapeutic antibody targets.
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
While modern biologics are used to treat some autoimmune indications, there is a range of autoimmune indications that are currently under-served with respect to treatment options. Especially several autoimmune indications, that are caused by the presence of autoantibodies, are currently treated by corticosteroids, immunosuppressants, and rituximab. Other targeted therapies are not commonly used in these indications.
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
An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:
•Non-clinical laboratory tests, animal studies and formulation studies all performed in accordance with applicable regulations, including the U.S. FDA’s good laboratory practices, or GLP, regulations;
•submission to the U.S. FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;
•approval by an IRB representing each clinical site before each clinical trial may be initiated;
•performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance applicable regulations, including with Good Clinical Practices, or GCP, regulations;

•preparation and submission to the U.S. FDA of a BLA for a biologic product requesting marketing approval for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development, evidence of safety, purity and potency from non-clinical testing and clinical trials, and proposed labeling;
•review of the product by an U.S. FDA advisory committee, if applicable;
•satisfactory completion of one or more U.S. FDA inspections of the manufacturing facility or facilities, including those of third-parties, at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;
•satisfactory completion of any U.S. FDA audits of the clinical study sites to assure compliance with GCPs, and the integrity of clinical data in support of the BLA;
•payment of user fees and securing U.S. FDA approval of the BLA;
•compliance with any post-approval requirements, including the potential requirement to implement a REMS and to conduct any post-approval studies required by the U.S. FDA; and
•compliance with post marketing requirements, or PMR, post marketing commitments, or PMC, and advertising and promotion regulation.
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
Manufacturers and others involved in the manufacture, packaging and distribution of biological products must also register their establishments with the U.S. FDA and certain state agencies. Both domestic and foreign manufacturing establishments, including MorphoSys US Inc. since it releases as the license holder the commercial product for distribution, must register and provide additional information to the U.S. FDA upon their initial participation in the manufacturing process.
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
Post-Approval Regulation
If regulatory approval for marketing of a product or for a new indication for an existing product is obtained, the sponsor will be required to comply with rigorous and extensive post-approval regulatory requirements as well as any post-approval requirements that the U.S. FDA has imposed on the particular product as part of the approval process. The sponsor will be required, among other things, to report certain adverse reactions and production problems to the U.S. FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling. Manufacturers and certain of their subcontractors are required to register their establishments with the U.S. FDA and certain state agencies, and are subject to periodic unannounced inspections by the U.S. FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. For certain commercial prescription biologic products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States. Accordingly, the BLA-holder and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements. In addition, changes to the manufacturing process or facility generally require prior U.S. FDA approval before being implemented, and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further U.S. FDA review and approval.
Once an approval is granted, the U.S. FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market study requirements or clinical trial requirements to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•fines, untitled letters or warning letters or holds on post-approval clinical trials;

•adverse publicity;
•refusal of the U.S. FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
•product seizure or detention, or refusal to permit the import or export of products; or
•injunctions, fines, debarment, disgorgement of profits or the imposition of civil or criminal penalties.
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
•a product comprised of two or more regulated components that are physically, chemically, or otherwise combined or mixed and produced as a single entity;
•two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products;
•a drug, or device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, or device, or biological product where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or
•any investigational drug, device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.
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

The European Commission may also grant a “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates intended for treating, preventing or diagnosing seriously debilitating or life-threatening diseases

(including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data post-authorization, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization. A conditional marketing authorization can be converted into a standard centralized marketing authorization (no longer subject to specific obligations) once the marketing authorization holder fulfills the obligations imposed and the complete data confirm that the medicine’s benefits continue to outweigh its risks.
Clinical Trial Approval
In April 2014, the European Union adopted the new Clinical Trials Regulation (EU) No 536/2014, which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022. The transitory provisions of the new Regulation offer sponsors the possibility to choose between the requirements of the previous Directive and the new Regulation if the request for authorization of a clinical trial is submitted in the year after the new Regulation became applicable. If the sponsor chooses to submit under the Directive, the clinical trial continues to be governed by the previous Directive until three years after the new Regulation became applicable. If a clinical trial continues for more than three years after the Regulation became applicable, the new Regulation will at that time begin to apply to the clinical trial. The new Regulation overhauls the system of approvals for clinical trials in the European Union. Specifically, it is directly applicable in all Member States (meaning that no national implementing legislation in each Member State is required), and aims at simplifying and streamlining the approval of clinical trials in the European Union. The main characteristics of the new Regulation include: a streamlined application procedure via a single-entry point through the Clinical Trials Information System, or CTIS; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all European Union Member States in which an application for authorization of a clinical trial has been submitted (Concerned Member States) of a draft report prepared by a Reference Member State. Part II is assessed separately by each concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications.
Marketing Authorization
To obtain a marketing authorization for a product in the European Union, an applicant must submit a MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the Member States (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No. 1901/2006 on medicinal products for pediatric use provides that prior to obtaining a marketing authorization in the European Union in the centralized procedure, an applicant must demonstrate compliance with all measures included in an EMA-approved pediatric investigation plan ("PIP"), covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the PIP.
The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across the European Union and the additional Member States of the European Economic Area (Iceland, Norway and Liechtenstein) ("EEA"). Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene-therapy, somatic-cell therapy and tissue-engineered products) and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer, HIV, AIDS, neurodegenerative disorders, autoimmune and other immune dysfunctions, viral diseases or diabetes. For those products for which the use of the centralized procedure is not mandatory, applicants may elect to use the centralized procedure where either the product contains a new active substance indicated for the treatment of other diseases, or where the applicant can show that the product constitutes a significant therapeutic, scientific or technical innovation, or for which a centralized process is in the interest of public health in the European Union.
Under the centralized procedure, the Committee for Medicinal Products for Human use (“CHMP”), which is the EMA’s committee that is responsible for human medicines, is responsible for conducting the assessment of whether a medicine meets the required quality, safety and efficacy requirements, and whether it has a positive benefit-risk profile. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA is 210 days from the receipt of a valid MAA, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who makes the final decision to grant a marketing authorisation. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.
If the CHMP accepts such a request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.
Now that the UK (which comprises Great Britain and Northern Ireland) has left the European Union, Great Britain will no longer be covered by centralized marketing authorizations (under the Northern Ireland Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland). All medicinal products with a current centralized marketing authorization were automatically converted to Great Britain marketing authorizations on January, 1 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency ("MHRA"), the United Kingdom's medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required.
Periods of Authorization and Renewals
A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing Member State for a nationally authorized product. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the product on the European Union market (in the case of the centralized procedure) or on the market of the authorizing Member State (for a nationally authorized product) within three years after authorization ceases to be valid (the so-called sunset clause.)
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
Orphan Drug Designation and Exclusivity
Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: (1) that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (i) such condition affects no more than five in ten thousand persons in the European Union when the application is made, or (ii) without incentives it is unlikely that the marketing of the product in the European Union would generate sufficient return to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the product has to be of significant benefit compared to products available for the condition.
An orphan drug designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized marketing authorization. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The grant of a marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the Member States can accept an application or grant a marketing authorization for the same therapeutic indication in respect of a “similar medicinal product”. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation because, for example, the product is sufficiently profitable not to justify market exclusivity. There are also limited derogations from the ten-year period of market exclusivity pursuant to which the European Commission may grant a marketing authorisation for a similar medicinal product in the same therapeutic indication. These are where: (i) the second applicant can establish that although their product is similar to the orphan medicinal product already authorised, the second product is safer, more effective or otherwise clinically superior; (ii) the marketing authorization holder for the authorized orphan product consents to the second orphan medicinal product application; or (iii) the marketing authorization holder for the authorized orphan product cannot supply enough orphan medicinal product.

The aforementioned European Union rules are generally applicable in the EEA.
Brexit and the Regulatory Framework in the United Kingdom
On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”), and the United Kingdom formally left the European Union on January 31, 2020. There was a transition period during which European Union pharmaceutical law remained applicable to the United Kingdom, which ended on December 31, 2020. However, the European Union and the United Kingdom have concluded a trade and corporation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of United Kingdom and European Union pharmaceutical regulations. At present, Great Britain has implemented European Union legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework will continue to apply in Northern Ireland.) The regulatory regime in Great Britain therefore currently broadly aligns with European Union regulations, however it is possible that these regimes will diverge in future now that Great Britain's regulatory system is independent from the European Union and the TCA does not provide for mutual recognition of United Kingdom and European Union pharmaceutical legislation. For example, the new Clinical Trials Regulation which became effective in the European Union on January 31, 2022 and provides for a streamlined clinical trial application and assessment procedure covering multiple EU Member States has not been implemented into United Kingdom law, and a separate application will need to be submitted for clinical trial authorization in the United Kingdom.
Coverage, Reimbursement and Pricing
Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. Even if our product candidates are approved for marketing, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States (such as Medicare and Medicaid), commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. In the United States, the Member States of the European Union and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Reimbursement rules and levels are not harmonized. For example, in the United States, reimbursement decisions vary from payor to payor, including government health programs and commercial health insurers. Similarly, in the European Union policies vary from Member State to Member State. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs. Factors payors consider in determining reimbursement are based on whether the product is:
•a covered benefit under its health plan;
•safe, effective and medically necessary;
•appropriate for the specific patient;
•cost-effective; and
•neither experimental nor investigational.
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
Healthcare Law and Regulation
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Our current and future arrangements with providers, researchers, consultants, third-party payors and customers are subject to broadly applicable federal and state fraud and abuse, anti-kickback, false claims, transparency and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations include, without limitation, the following:
•the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in-cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation. Moreover, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. On November 20, 2020, OIG finalized further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. This rule (with exceptions) became effective January 19, 2021. We continue to evaluate what effect, if any, these rules will have on our business;
•the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using, or causing to be made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government;
•the Health Insurance Portability and Accountability Act, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as healthcare providers, health plans and healthcare clearinghouses and their respective business associates;
•the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;
•federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
•federal government price reporting laws, which require us to calculate and report complex pricing metrics to government programs and which may be used in the calculation of reimbursement and/or discounts on marketed products;
•the Foreign Corrupt Practices Act, a U.S. law which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment (which could include, for example, certain medical professionals); and
•analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws and state price reporting and transparency laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.
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
By way of example, in March 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act (ACA), which, among other things, includes changes to the coverage and payment for products under governmental and private insurance plans. Among the provisions of the ACA that may be of importance to our potential product candidates are:
•an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;
•expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•expansion of manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price” for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;
•a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;
•expanding the types of entities eligible for the 340B drug discount program;
•a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and
•establishment of the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription product spending (funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation through 2019).
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
Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted:
•On August 2, 2011, the U.S. Budget Control Act of 2011, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Following the temporary suspension, a 1% payment reduction will occur beginning April 1, 2022 through June 30, 2022, and the 2% payment reduction will resume on July 1, 2022
•On January 2, 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

•On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.
•On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.
•On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.
•On December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future.
These laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory licensing or the frequency with which any such product candidate is prescribed or used.
Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, explore reimportation of drugs and reform government program reimbursement methodologies for drugs. At a federal level, President Biden signed an Executive Order on July 9, 2021 affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price we receive for any of our product candidates. Further, on November 20, 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates would have been be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on December 29, 2021 CMS rescinded the Most Favored Nations rule. Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.
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

C.Organizational Structure
As of December 31, 2021, we had three subsidiaries. The following table sets out for our subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Country of incorporation	Percentage ownership and voting interest	Main activity
MorphoSys US Inc.	United States	100.00%	Commercialization and selling of products in the field of medicines, pharmaceutical compounds and related intermediate products, as well as operation of all businesses necessary and measures related thereto
Constellation Pharmaceuticals, Inc.	United States	100.00%	Clinical-stage biopharmaceutical company using expertise in epigenetics to discover and develop novel therapeutics for patients with cancers associated with abnormal gene expression or drug resistance, as well as operation of all business necessary and measures related thereto
Constellation Securities Corp.	United States	100.00%	Engaged exclusively in buying, selling, dealing in, or holding securities on its own behalf for investment purposes

D.Property, Plants and Equipment
Our headquarters are in the suburbs of Munich, Germany, where we occupy office and laboratory space under a ten-year fixed term lease that started on January 1, 2017. In July 2018, we established a wholly owned subsidiary, MorphoSys US Inc., to commercialize Monjuvi in the United States. MorphoSys US Inc. occupies office space in Boston, Massachusetts, USA, under a seven-year fixed term lease. In July 2021, we acquired a wholly owned subsidiary via a cash tender offered followed by an upstream merger, Constellation. The company occupies office space in Cambridge,Massachusetts, USA, for which the lease agreement was terminated and expired in February 2022.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
You should read the following discussion and analysis of the financial condition and results of operations of the Company in conjunction with the annual consolidated financial statements and the related notes thereto included elsewhere in this report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under “Risk Factors”, “Special Note Regarding Forward-Looking Statements” and elsewhere in this report.
Our consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. The consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch—HGB).
MorphoSys has transformed from a research and technology platform focused business into a commercial biopharmaceutical company. As our business model has changed, we will adapt our guidance parameters. Starting 2022, Monjuvi U.S. net product sales, the gross margin of Monjuvi U.S. net product sales, Research and Development expenses, as well as total combined expenses for Selling and General & Administrative will be used as key financial performance indicators, since these indicators are the most significant for steering MorphoSys Group. Monjuvi U.S. net product sales and related gross margin enables management and investors to track operational sales-related performance of our co-commercialized product. At the same time the expense split enables management and investors to put our efforts for commercialization as well as ongoing development of our lead assets into perspective to it's (future) outcomes. These indicators are routinely analyzed and evaluated.
As an additional factor, the liquidity position (presented in the following balance sheet items: "Cash and cash equivalents" as well as "Other financial assets (current and non-current)" is also regularly analyzed and evaluated. Liquidity position is not considered to be part of the key financial performance indicators.
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
A.Operating Results
The change in the Company’s internal management and corresponding financial guidance for the 2021 financial year also prompted changes in the presentation of the consolidated statement of profit or loss. The following changes were implemented for the first time with the reporting of 2021:
•Presentation of the components of revenue "Product Sales", "Royalties" and "Licenses, Milestones and Other"
•Introduction of the item "Gross Profit" on the statement of profit or loss as the difference between revenues and cost of sales

•"Operating Expenses" include research and development, as well as selling, general and administrative expenses. In this context, total operating expenses for 2020 were adjusted by €9.2 million (2019: €12.1 million) as the cost of sales are no longer included in this sum line item in order to provide comparable prior year information.
•Introduction of the item "Impairment of goodwill" on the statement of profit or loss as a component of "Operating expenses". In this context, research and development expenses for 2020 have been adjusted by €(2.1) million to provide comparable information for the comparative period.
•The item "Earnings before Interest and Taxes" (EBIT) on the statement of profit or loss has been discontinued
•Introduction of the item "Operating Profit (+) / Loss (-)" on the statement of profit or loss as the difference between the statement’s items "Gross Profit" and "Operating Expenses"
Revenues
Revenues in the reporting year decreased by 45% or € 148.1 million to € 179.6 million (2020: € 327.7 million). This decrease resulted first and foremost from revenues of € 236.1 million in 2020 stemming from the execution of the collaboration and license agreement with Incyte. Revenues from royalties on net sales amounted to € 65.6 million (2020: € 42.5 million). Revenues from Monjuvi product sales totaled € 66.9 million (2020: € 18.5 million) in its first full year after receiving marketing authorization in August 2020. Revenues in the 2020 financial year were primarily attributable to royalties of € 42.5 million from Janssen on the net sales of Tremfya. In 2021, milestone payments of € 20.0 million (2020: € 4.8 million) were recognized, which were mainly comprised of a single milestone payment from GSK.
On a regional basis, revenues from biotechnology and pharmaceutical companies in the U.S. and Canada decreased by 51%, or € 162.8 million, from € 319.1 million in 2020 to € 156.3 million in the reporting year. This development was driven primarily by revenue from the collaboration and license agreement with Incyte. Revenues with customers in Europe and Asia increased by more than 100%, or € 14.7 million, to € 23.3 million in 2021 (2020: € 8.6 million). This increase resulted mainly from the recognition of a milestone payment from GSK of € 16.0 million in 2021.
In 2021, a total of 59% of the revenues generated were attributable to activities with partners Janssen, Incyte and GSK. In 2020, 93% of the revenues generated were attributable to activities with partners Incyte, Janssen and I-Mab Biopharma. In 2019, 89% of the revenues generated were attributable to activities with partners Janssen, GSK and I-Mab Biopharma.
Revenues in 2020 increased by more than 100%, or € 255.9 million, to € 327.7 million (2019: € 71.8 million). This increase resulted first and foremost from revenues of € 255.8 million stemming from the collaboration and license agreement with Incyte. Revenues from royalties on net sales of Tremfya amounted to € 42.5 million (2019: € 31.8 million). Revenues from Monjuvi product sales totaled € 18.5 million, which were recognized for the first time after receiving marketing authorization in August 2020. Revenues in the 2019 financial year were primarily attributable to royalties of € 31.8 million from Janssen on the net sales of Tremfya and a milestone payment of € 22.0 million from GSK triggered by the dosing of the first patient upon the initiation of a phase 3 clinical development program.
On a regional basis, revenues from biotechnology and pharmaceutical companies in the U.S. and Canada increased by more than 100%, or € 286.8 million, from € 32.3 million in 2019 to € 319.1 million in 2020. This development was driven primarily by revenue from the collaboration and license agreement with Incyte in financial year 2020. Revenues with customers in Europe and Asia decreased by 78%, or € 30.9 million, to € 8.6 million in 2020 (2019: € 39.5 million). This decrease resulted from the recognition of a milestone payment from GSK of € 22.0 million in 2019.
Our revenues are subject to a number of uncertainties, the potential for variability of the Monjuvi product launch, the limited visibility that MorphoSys has on its royalty streams as well as the ongoing COVID-19 pandemic and the impact on our as well as our partner’s business operations.
Of central importance for the future development of MorphoSys is the value creation from tafasitamab. Following the approval and launch of Monjuvi (tafasitamab-cxix) in the U.S. in 2020, Incyte received in August 2021 conditional approvals for tafasitamab in the EU and Canada (brand name, Minjuvi). Also, in January 2021, the Swiss Agency for Therapeutic Products (Swissmedic) has accepted the marketing authorization application (MAA) for tafasitamab. Incyte has exclusive commercialization rights to tafasitamab outside the United States and MorphoSys is entitled to royalties. Therefore, revenues related to the commercialization in other regions are dependent from the approval of authorities. In case of non-approval the expected revenues will not be realizable.
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

Cost of Sales
Cost of sales increased from € 9.2 million in 2020 to € 32.2 million in 2021, mainly due to higher acquisition and manufacturing costs of inventories of € 12.6 million in 2021 (2020: € 5.6 million) and increased impairment, amortization and other expenses for intangible assets of € 7.4 million (2020: € 2.3 million). In the financial year 2021, there were no reversals of impairment losses due to a write-down to net realizable value recognized in previous years (2020: € 9.9 million).
Gross Profit
Gross Profit amounted to € 147.4 million in 2021 (2020: € 318.5 million). This decrease resulted first and foremost from revenues of € 255.8 million stemming from the collaboration and license agreement with Incyte in 2020.
Operating Expenses
In 2021, operating expenses increased by more than 100%, or € 355.2 million, to € 655.8 million compared to € 300.6 million in 2020. The year-over-year increase was primarily driven by increased development activities, the inclusion of the operating expenses from Constellation beginning on July 15, 2021 of € 92.3 million, higher personnel costs, transaction costs related to the acquisition of Constellation and an impairment of goodwill.
Research and development expenses increased by 62%, or € 85.8 million, to € 225.2 million in the reporting year (2020: € 139.4 million). The year-over-year increase was primarily driven by expenses, partially related to the first time inclusion of Constellation, for external services for development activities and personnel costs.
In 2021, selling expenses amounted to € 121.5 million compared with € 107.7 million in 2020. The main items responsible for this increase were higher expenses for personnel and other operating costs.
General and administrative (G&A) expenses increased by 52%, or € 26.9 million, from € 51.4 million in 2020 to € 78.3 million in 2021. The year-over-year increase was mainly driven by higher expenses, related and unrelated to Constellation for external services and personnel costs. Embedded in G&A expenses are transaction-related costs due to the acquisition of Constellation. Total transaction costs in G&A were € 19.7 million.
Furthermore, operating expenses were negatively impacted by the recognition of an impairment of goodwill amounting to € 230.7 million (2020: € 2.1 million). For further details, please refer to the section "Impairment of goodwill". For transparency purposes current year's impairment was separately presented in operating result. Prior year numbers were adjusted accordingly, since the amount was previously presented as part of Research and Development expenses.
In 2020, operating expenses increased by 79%, or € 132.8 million, from € 167.8 million in 2019 to € 300.6 million in 2020. An increase in research and development expenses, selling expenses and general and administrative expenses contributed to this development. Research and development expenses increased by 29%, or € 30.9 million, to € 139.4 million in 2020 (2019: € 108.4 million). In 2020, selling expenses amounted to € 107.7 million compared with € 22.7 million in 2019. The main items responsible for this increase were higher expenses for personnel and external services as the company prepared for the launch of Monjuvi in 2020. G&A expenses increased by 40%, or € 14.7 million, from € 36.7 million in 2019 to € 51.4 million in 2020, which was also largely due to increased personnel expenses and expenses for external services.
MorphoSys will invest a significant portion of its financial resources in the development and commercialization of its proprietary programs as it pursues its ambition to become a leader in hematology/oncology. This will require significant capital and result in significant net losses over the next several years..
A significant part of our future business activities will be denominated in U.S. dollars and therefore is exposed to potential fluctuations in foreign currency exchange rates.
Research and Development
Research and development expenses increased by 62%, or € 85.8 million, to € 225.2 million in 2021 (2020: € 139.4 million) mainly due to higher expenses for external laboratory services. Expenses for external laboratory services and legal and scientific consulting services increased from € 77.8 million in the previous year to € 131.5 million in the reporting year, mainly due to higher expenses for external laboratory services in connection with the development of tafasitamab and felzartamab. Research and Development expenses related to Constellation’s lead compounds pelabresib, CPI-0209 and personnel were recorded for the first time starting from July 15, 2021 and onwards. Overall, personnel expenses were higher, rising from € 32.3 million in the previous year to € 65.9 million in the reporting year, partially driven by the addition of Constellation.
Expenses for intangible assets amounted to € 7.9 million in 2021 (2020: € 18.1 million). In 2020, these were influenced by impairment losses of € 11.7 million in connection with an impairment of the MOR107 in-process research and development program. Depreciation, amortization and other expenses for infrastructure increased from € 8.7 million in 2020 to € 11.8 million in 2021, mainly due to higher lease expenses and utilities. Other expenses increased from € 2.5 million in 2020 to € 4.1 million in 2021. Expenses for consumables increased from € 3.2 million in the previous year to € 4.1 million in 2021.
In 2020, research and development expenses increased by 29%, or € 30.9 million, to € 139.4 million (2019: € 108.4 million). This increase was mainly the result of higher expenses for external laboratory services. Expenses for external laboratory services and legal and scientific consulting services increased from € 62.4 million in 2019 to € 77.8 million in 2020, mainly due to higher expenses for external laboratory services in connection with the development of tafasitamab. Personnel expenses were also higher, rising from € 28.5 million in 2019 to € 32.3 million in 2020.
Expenses for intangible assets amounted to € 18.1 million in 2020 (2019: € 5.6 million). In 2020, these were influenced by impairment losses of € 11.7 million in connection with an impairment of the MOR107 in-process research and development program. Depreciation, amortization and other expenses for infrastructure increased from € 5.9 million in 2019 to € 8.7 million in 2020, mainly due to higher expenses for insurance. Other expenses decreased from € 3.1 million in 2019 to € 2.5 million in 2020. Expenses for consumables increased from € 2.9 million in 2019 to € 3.2 million in 2020.
Selling
Selling expenses increased by 13%, or € 13.8 million, to € 121.5 million in 2021 (2020: € 107.7 million). Mainly due to higher personnel expenses (2021: € 63.5 million; 2020: € 52.8 million) and other operating costs (2021: € 5.7 million; 2020; € 3.4 million). The personnel expenses increased by € 10.7 million to € 63.5 million in 2021 due to the full year impact of marketing activities for Monjuvi. Other operating costs primarily increased due to database subscriptions. Additional selling expenses of € 1.3 million related to Constellation were recorded since the acquisition date.
In 2020, selling expenses increased by more than 100% or € 85.1 million to € 107.7 million (2019: € 22.7 million). This was mainly due to higher expenses for external services and personnel expenses. The expenses for external services increased by € 36.4 million to € 50.7 million in 2020 due to the commercialization of Monjuvi (2019: € 14.3 million). Personnel expenses increased to € 52.8 million (2019: € 6.8 million) due to the marketing activities for Monjuvi.
General and Administrative (G&A)
G&A expenses increased by 52%, or € 26.9 million, in 2021 and amounted to € 78.3 million (2020: € 51.4 million). The year-over-year increase was mainly driven by higher expenses, partially related Constellation inclusion, for external services and personnel costs. Embedded in G&A expenses were transaction related costs due to the acquisition of Constellation. Total transaction costs in G&A were € 19.7 million. Costs relating to the acquisition of Constellation were the main driver for the increase from € 15.6 million in the previous year to € 35.9 million of external services in the reporting year. Personnel expenses increased from € 29.9 million in the previous year to € 32.6 million in the reporting year. Higher expenses for salaries, retention and severance payments were primarily responsible for this increase, which was partially offset by lower deferred compensation expenses. Depreciation, amortization and other expenses for infrastructure increased from € 4.1 million in the previous year to €  6.9 million in 2021, mainly resulting from increased insurance costs.
G&A expenses increased by 40%, or € 14.7 million, in 2020 and amounted to € 51.4 million (2019: € 36.7 million). The main reasons for this increase were higher personnel expenses and expenses for external services. Personnel expenses increased from € 22.6 million in 2019 to € 29.9 million in 2020. Higher expenses for salaries were primarily responsible for this increase. Expenses for external services increased from € 10.0 million in 2019 to € 15.6 million in 2020, which was particularly related to the commercialization of Monjuvi. Other expenses decreased from € 1.9 million in 2019 to € 1.3 million in 2020, mainly due to lower travel expenses.
Impairment of Goodwill
Goodwill resulting from the Constellation acquisition are comprised of assets which are not separately recognizable, such as workforce, preclinical studies, increasing probabilities of success rates for clinical stage assets, market share, access to new indications as well as the Constellation epigenetics platform (early pipeline).
MorphoSys decided to focus its research efforts on the most advanced discovery and technology programs and also to centralize all laboratory activities at its German research hub in Planegg, Germany.
Consequently, all US-based activities relating to discovery biology and drug discovery departments were abandoned. Therefore, any early pipeline projects cannot be realized anymore and the expected cash flows from these projects will not materialize accordingly. Since the early pipeline was part of the goodwill acquired as of July 15, 2021, an impairment test was performed as of December 31, 2021, based on the latest cashflow projections, which resulted in a need for impairment on the goodwill in the amount of € 230.7 million.
In 2020, an impairment of goodwill in the amount of € 2.1 million was recorded on the goodwill associated with the acquisition of Sloning BioTechnology GmbH in 2010.

For transparency purposes current year's impairment was separately presented in the operating result. Prior year numbers were adjusted accordingly since the amount was previously presented as part of Research and Development expenses.
Other Income
Other income decreased by 44%, or € 6.4 million, to € 8.2 million in the reporting year (2020: € 14.6 million) and mainly resulted from exchange rate gains of € 7.6 million (2020: € 13.7 million).
Other income increased by more than 100%, or € 13.8 million, to € 14.6 million in 2020 (2019: € 0.8 million) and mainly resulted from exchange rate gains from operating activities of € 13.7 million (2019: € 0.2 million). In 2020, one-off gains from the disposal of the Lanthio companies amounted to € 0.4 million.
Other Expenses
In the 2021 reporting year, other expenses increased by 23%, or € 1.2 million, from € 5.2 million in 2020 to € 6.4 million in 2021. This increase was mainly the result of currency losses of € 5.9 million (2020: € 4.6 million) and other expenses of € 0.4 million (2020: € 0.6 million).
Other expenses increased by more than 100%, or € 4.5 million, from € 0.6 million in 2019 to € 5.2 million in 2020. This increase was mainly the result of currency losses of € 4.6 million (2019: € 0.4 million) and other expenses of € 0.6 million (2019: € 0.2 million).
Finance Income
Finance income increased by 5%, or € 4.6 million, to € 96.6 million in the reporting year (2020: € 92.0 million) and resulted from items amounting to € 75.7 million (2020: € 82.0 million) in connection with the changes in plan assumptions of financial assets and financial liabilities from collaborations. These items included effects from differences between planning assumptions and actual figures and the fair value measurement (refer to Note 5.18 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). Also included is finance income from the investment of cash and cash equivalents and foreign currency translation gains from investing of funds amounting to € 20.9 million (2020: € 9.4 million). No income from financial derivatives was recognized in 2021 (2020: € 0.7 million).
Finance income increased by more than 100%, or € 89.2 million, to € 92.0 million in 2020 (2019: € 2.8 million) and resulted from items amounting to € 82.0 million (2019: € 0 million) in connection with the measurement of financial assets and financial liabilities from collaborations. These items included effects from currency translation and fair value measurement (refer to Note 5.18 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). Also included is finance income from the investment of cash and cash equivalents and foreign currency translation gains from investing of funds amounting to € 9.4 million (2019: € 1.3 million). Income of € 0.7 million (2019: € 1.5 million) from financial derivatives was also recognized.
Finance income could be positively and negatively affected by the changes in the planning assumptions of the financial assets and financial liabilities from collaborations and of financial liabilities from future payments to Royalty Pharma. Future changes in the foreign currency exchange rate might impact this profit or loss line item significantly, since a significant portion of our business transactions and investments in cash and cash equivalents are denominated in US dollars. Moreover, the amounts presented under financial assets and financial liabilities from collaborations and to a certain extent also for liabilities from future payments to Royalty Pharma are denominated in US dollars, and are therefore sensitive to changes in the euro / US dollar exchange rate.
Finance Expenses
Finance expenses increased by 89%, or € 85.2 million, to € 181.5 million in the reporting year (2020: € 96.2 million). This increase was mainly due to the effects from Financial Liabilities from future payments to Royalty Pharma of € 94.7 million (2020: € 0) resulting from differences between planning assumptions and actual figures, foreign currency effects and the application of the effective interest method (also refer to note 5.19 “Financial Liabilities from Future Payments to Royalty Pharma” contained in the Notes to the Consolidated Financial Statements). Furthermore, the finance expense effects from Financial Liabilities from Collaborations of € 59.7 million (2020: € 45.4 million), specifically from the fx revaluation effects as well as the application of the effective interest method, contributed to the increase (refer to Note "5.18 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). Furthermore, this line item included finance expenses from the investment of cash and cash equivalents and foreign currency translation losses from financing activities of € 11.4 million (2020: € 46.1 million). This included losses of € 3.5 million (2020: € 5.0 million) from financial derivatives. Other finance expenses amounted to € 15.6 million (2020: € 4.6 million) in 2021, mainly relating to interest on the convertible bond issued in October 2020 in the amount of € 12.1 million (2020: € 2.5 million) as well as

€ 1.2 million (2020: € 1.2 million) in interest expenses from the compounding of non-current lease liabilities were also recognized in the reporting year.
Finance expenses increased by more than 100%, or € 93.9 million, to € 96.2 million in 2020 (2019: € 2.3 million). This increase was mainly due to the effects of financial assets and financial liabilities from collaborations of € 45.4 million (2019: € 0 million) and specifically from the difference in the planning assumptions versus the actual results. The application of the effective interest method and foreign currency valuation (refer to Note 5.18 “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements) also contributed to the increase. Furthermore, this line item included finance expenses from the investment of cash and cash equivalents and foreign currency translation losses from financing activities of € 46.1 million (2019: € 1.0 million). This included losses of € 5.0 million (2019: € 0.2 million) from financial derivatives. € 1.2 million (2019: € 0.9 million) in interest expenses from the compounding of non-current lease liabilities were also recognized in 2020.
Finance expenses could be positively and negatively affected by the changes in the planning assumptions of the financial assets and financial liabilities from collaborations and of financial liabilities from future payments to Royalty Pharma.. Future changes in the foreign currency exchange rate might impact this profit or loss line item significantly, since a significant portion of our business transactions and investments in cash and cash equivalents are denominated in US Dollars . Moreover, the amounts presented under financial assets and financial liabilities from collaborations and to a certain extent also for liabilities from future payments to Royalty Pharma are denominated in US dollars and are therefore sensitive to changes in the Euro / US Dollar exchange rate.
Income Tax Expenses
The Group recorded total income tax benefits of € 76.6 million in 2021 (2020: income tax benefits of € 75.4 million), which consisted of current tax income of € 1.2 million, mainly due to a loss carry back, (2020: expense € 67.1 million) and deferred tax income of € 75.4 million (2020: € 142.5 million ). The effective income tax rate equaled 13.0% in the reporting year (2020: (335.2)%). The difference compared to the expected tax rate of 26.7% is primarily due to the permanent difference on the impairment of goodwill as well as the effect of the non-recognition of deferred tax assets on temporary differences and current year tax losses for the US tax group, whereas in 2020 the variance between effective and expected tax rate was mainly due to the recognition of deferred tax assets on prior year losses and temporary differences.
Consolidated Net Profit/Loss for the Period
In 2021, the consolidated net loss amounted to € 514.5 million (2020: consolidated net profit of € 97.9 million; 2019: consolidated net loss of € 103.0 million).
B.Liquidity and Capital Resources
Sources of Funding
We have funded our operations primarily through cash proceeds from ongoing business operations, including upfront fees, milestone payments, license fees, royalties, and service fees from strategic partners and government grants.
The acquisition of Constellation also triggered the enforcement of the royalty purchase agreement and the revenue participation agreement with Royalty Pharma on July 15, 2021. The agreements primarily serve to finance the acquisition of Constellation and to further develop the MorphoSys and Constellation product pipelines.
Under the terms of the agreements, Royalty Pharma made a non-refundable payment of US$1,425.0 million (equivalent to€1,206.7 million) to MorphoSys. In addition, a contingent purchase price payment from Royalty Pharma to MorphoSys of up to US$100.0 million (€84.7 million) was agreed, which is subject to the achievement of certain clinical, regulatory and commercial milestones for otilimab from GSK, gantenumerab from Roche and pelabresib from Constellation.
In return, MorphoSys has agreed in the royalty purchase agreement to pass on the following to Royalty Pharma: 100% of MorphoSys’ entitlement since April 1, 2021, for royalties from net sales of Tremfya from Janssen, 80% of future royalties as well as 100% of the future milestone payments for otilimab from GSK and 60% of future royalties for gantenerumab from Roche. Constellation will pass on 3% of future net sales of clinical-stage compounds (pelabresib and CPI-0209) to Royalty Pharma based on the revenue participation agreement. If revenues based on net sales of pelabresib exceed 30.0 million (25.4 million) in any fiscal year, an additional purchase price of 50.0 million (42.3 million) will be due. However, the rights to the underlying intellectual property of pelabresib and CPI-0209 will remain with MorphoSys.
The future license income in the form of royalties and milestones of Tremfya, otilimab, gantenerumab and of shares of future net sales of the product candidates pelabresib and CPI-0209 will not result in a cash inflow and outflow at MorphoSys, as the agreed royalty percentages and milestones are paid directly by Janssen, GSK and Roche to Royalty Pharma. The associated royalties, milestones and net sales will still be presented as revenues in MorphoSys profit or loss statement.
In addition, the development funding bond agreement with Royalty Pharma became effective on July 15, 2021.Under the terms of this agreement, MorphoSys must draw at least US$150.0 million (equivalent to €127.0 million) and can draw down a maximum of US$350.0 million (equivalent to €296.4 million) within one year. Repayment will be made at 2.2 times the amount drawn according to a fixed payment schedule within ten years and nine months after the first drawdown without any repayment in the first two years after a drawdown. To date, no partial amount of the bond has been called.
Cash and Other Financial Assets (previously referred to as “Liquidity”) is defined as the sum of the balance sheet items “cash and cash equivalents” and “other financial assets”.
On December 31, 2021, cash and cash equivalents amounted to € 123.2 million and other financial assets amounted to € 853.7 million. On December 31, 2020, cash and cash equivalents amounted to € 109.8 million and other financial assets amounted to € 937.7 million.
Cash in excess of immediate working capital requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Investments are primarily made in money market funds, corporate bonds and term deposits with fixed or variable interest.
Our functional currency is the euro. Nevertheless, we have liquidity in U.S. dollars, which could lead to exchange rate gains or losses in our financial results depending on the fluctuation of the euro/U.S. dollar exchange rate.
We are not subject to any operating covenants or capital requirements.
Uses of Funding
We primarily use cash and other financial assets to fund the research and development costs related to the development of our product candidates and to commercialize Monjuvi. Our primary future funding requirements include the development and commercialization of our proprietary clinical pipeline, particularly in relation to tafasitamab and pelabresib and, to a lesser extent, felzartamab and CPI-0209.
We believe that we have sufficient existing cash and other financial assets (including cash invested in various financial assets as described above) to cover our expected operating expenses for at least the next twelve months.
We have based this estimate on assumptions that may prove to be incorrect, and it is possible that we may utilize our capital resources more quickly than anticipated. The process of investigating product candidates in clinical trials and their commercialization is fundamentally an expensive process. Both the timing and progress of development trials as well as the success of commercialization cannot be predicted with certainty.
As our product candidates are in various stages of development and the outcome of our activities is uncertain, we cannot estimate the amounts required in their entirety to successfully complete the development and commercialization of our product candidates.
Additional capital may be required in the short term to implement our various projects, particularly proprietary development programs, as well as in-licensing and potential M&A transactions. If we cannot generate revenue quickly enough to cover pipeline developments, we may rely in the short to medium term on non-dilutive capital measures such as out-licensing for financing. Generally, we take public and private equity and bond issues, including convertible bonds, into consideration when funding our future financing needs. Additional capital may not be available at reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we issue debt or equity instruments to raise additional capital, it may result in the dilution of our existing shareholders, increase our fixed payment obligations, or result in securities that have rights senior to those of our ordinary shares or ADSs. If we incur debt, we could become subject to covenants restricting our operations and potentially impairing our competitiveness, such as limitations on our ability to incur additional debt, acquire, sell or license intellectual property rights or other operational restrictions that could adversely impact our ability to conduct business.

Contractual Obligations
The following table summarizes our contractual obligations at December 31, 2021.

	Payments due by period
(in € thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Leases	49,565	4,256	8,375	8,375	28,559
Other	16,602	578	16,024	0	0
The item "Other" consists of future minimum payments under performance share unit programs and contracts for insurance and other services.
Lease Obligations
We enter into long-term leases for facilities, company cars and equipment. The majority of these leasing contracts can be renewed on a yearly or quarterly basis, and some agreements may be terminated prematurely.
Other Commitments
Other commitments may become due for future payments for outsourced studies. As of December 31, 2021, we expected to incur approximately € 236.5 million of expenses for outsourced studies, of which approximately € 138.9 million will be paid in the next 12 months.
If certain milestones are achieved by MorphoSys (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$236.5 million (approximately €208.8 million) related to regulatory events or the achievement of sales targets.
We do not currently have any off-balance-sheet arrangements and did not have such arrangements in the years 2021 or 2020 that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.
As of the date of this Annual Report, we do not have any off-balance sheet arrangements other than operating leases as described under this “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates Disclosure” above.
Cash Flows
Net Cash Provided by/ (Used in) Operating Activities
In 2021, net cash used by operating activities amounted to € 481.4 million and was mainly attributable to the consolidated net loss of € 514.5 million and changes in operating assets and liabilities, including income taxes paid, totaling € 177.6 million. This was offset by non-cash items totaling € 210.6 million. The consolidated net loss of € 514.5 million resulted mainly from expenses incurred to finance MorphoSys’ ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Prior year's net profit resulted mainly from revenues from the collaboration and license agreement with Incyte, which was not recurring in 2021. Non-cash items included mainly income tax benefits in the amount of € 76.6 million (2020: € 75.4 million) and the net change in financial assets / liabilities from collaborations in the amount of € 16.0 million (2020: € 36.6 million). These were offset by the net change in financial liabilities from future payments to Royalty Pharma in the amount of € 42.8 million (2020: € 0), scheduled depreciation and amortization as well as impairments of tangible and intangible assets and right-of-use assets amounting to € 246.0 million (2020: € 24.8 million) and the full year non cash effective change of bonds amounting to € 12.1 million (2020: € 2.5 million). Changes in operating assets and liabilities in 2021 mainly included an increase in inventories, prepaid expenses and other assets of € 30.3 million (2020: increase of € 8.5 million), partially offset by a decrease in accounts receivable of € 10.5 million (2020: decrease of € 69.6 million). Accounts payable and accrued liabilities decreased by € 90.8 million (2020: increase of € 77.5 million). The main reason for this decline relates to accounts payable and accrued expenses of Constellation, which were included for the first time due to the acquisition on July 15, 2021. The accrued expenses and accounts payable of Constellation mainly comprised share-based payment obligations to Constellation's employees that became due on the date of the acquisition by MorphoSys as well as accrued transaction costs. Their subsequent payment in 2021 led to the decrease presented in this cash flow item. The year-on-year decrease in accounts receivable was mainly due to lower outstanding receivables at the end of the year 2021. The increase in inventories, prepaid expenses and other assets was due in particular to the higher inventories for the commercialization of Monjuvi in the U.S. Furthermore, MorphoSys paid € 64.6 million of income taxes in financial year 2021 due to net profit in 2020 (2020: € 0.3 million).

In the previous year, net cash provided by operating activities amounted to € 35.3 million and was mainly attributable to the consolidated net profit of € 97.9 million. This was offset by non-cash income totaling € 62.6 million. The consolidated net profit of € 97.9 million resulted mainly from revenues from the collaboration and license agreement with Incyte, which was largely offset by expenses incurred to finance MorphoSys’ ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Non-cash income included income tax benefits in the amount of € 75.4 million, income from the reversal of impairment of inventory in the amount of € 13.3 million related to the receipt of regulatory approval for Monjuvi and the net change in financial assets / liabilities from collaborations in the amount of € 36.6 million. These were offset by scheduled and unscheduled depreciation and amortization of tangible and intangible assets and rights of use amounting to € 24.8 million, net losses from other financial assets amounting to € 21.8 million, net losses from derivative financial instruments amounting to € 4.3 million and expenses for share-based incentive programs amounting to € 9.0 million. Changes in operating assets and liabilities in 2020 mainly included an increase in accounts receivable of € 69.6 million and in inventories, prepaid expenses and other assets of € 8.5 million. Accounts payable and accrued liabilities increased by € 77.5 million. The year-over-year increase in accounts receivable was mainly due to lower outstanding receivables at the end of the year. The increase in inventories, prepaid expenses and other assets was due in particular to the recognition of inventories as a result of the marketing authorization for Monjuvi in the U.S. The increase in external laboratory services outstanding at year-end, in particular related to tafasitamab, was the main reason for the higher trade payables and accrued liabilities.
In 2019, the net cash used in operating activities amounted to € 81.1 million, primarily driven by the consolidated net loss of € 103.0 million, which was partially offset by non-cash expenses of € 9.5 million, and changes in operating assets and liabilities and taxes paid of € 12.4 million. The consolidated net loss of € 103.0 million was largely due to expenses we incurred to fund our ongoing operations, particularly the cost of sales, research and development expenses, selling expenses, and general and administrative expenses. The main contributors to non-cash charges were expenses for share-based payment of € 6.7 million and depreciation and amortization of tangible and intangible assets and of right-of-use assets of € 6.2 million, offset by income tax benefits of € 3.5 million. Changes in operating assets and liabilities for 2019 consisted primarily of an increase in accounts payable and accruals by € 13.2 million as well as a decrease in accounts receivable by € 2.7 million. This was offset by an increase in prepaid expenses and other assets by € 4.4 million. The increase in external laboratory services outstanding at the end of 2019, primarily related to tafasitamab, was the primary driver of the higher trade payables and accrued liabilities. The contract liability incurred during the year was largely related to prepayments received from contract partners. The decrease in accounts receivable was due to a comparatively lower level of receivables outstanding at year-end 2019. The increase in prepaid expenses and other assets stemmed mainly from higher prepayments and higher receivables due from tax authorities from input tax surplus.
Net Cash Provided by/ (Used in) Investing Activities
In 2021, net cash used in investing activities amounted to € 831.0 million, primarily driven by payments to acquire other financial assets amounting to € 2,188.3 million. These were offset by proceeds from the sale of other financial assets amounting to € 2,592.0 million. This net cash outflow from investing activities was mainly due to a shift in the composition of our investment portfolio, as securities matured and were sold and new, comparable securities were acquired. The cash outflow relating to the acquisition of 100% shares in Constellation, net of acquired cash, in 2021 amounted to € 1,206.6 million. In addition, € 22.3 million was used for the acquisition of intangible assets in 2021.
In 2020, net cash used in investing activities amounted to € 879.6 million, primarily driven by payments to acquire other financial assets amounting to € 1,745.7 million. These were offset by proceeds from the sale of other financial assets amounting to € 900.8 million. The cash outflow from investing activities was mainly due to a shift in the composition of our investment portfolio, as securities matured and were sold and new, comparable securities were acquired. In addition, € 44.9 million was used for the acquisition of intangible assets in 2020.
In 2019, net cash provided by investing activities was € 79.5 million, primarily driven by proceeds from the sale of other financial assets in the amount of € 371.9 million, partially offset by the purchase of other financial assets in the amount of € 274.8 million. Cash provided by investing activities primarily related to shifts in the composition in our investment portfolio as financial assets matured and were sold and new, similar financial assets were purchased. Additionally, in 2019, € 15.0 million were used to purchase a minority interest of 13.4% in Vivoryon Therapeutics AG.
Net Cash Provided by/ (Used in) Financing Activities
Net cash provided by financing activities amounted to € 1,322.9 million in 2021 and consisted primarily of the cash receipts from the contracts with Royalty Pharma in the amount of € 1,206.7 million and the proceeds from the issuance of shares of € 84.7 million to Royalty Pharma as well as proceeds of € 40.0 million from financing collaborations from Incyte.

Net cash provided by financing activities amounted to € 907.2 million in 2020 and consisted primarily of proceeds in the amount of € 80.6 million from the issuance of shares, as well as proceeds of € 510.2 million from financing collaborations, both in connection with the collaboration and license agreement with Incyte. Further proceeds came from the issuance of convertible bonds in the amount of € 319.9 million, which were partially offset by lease payments of € 2.8 million and interest payments of € 1.4 million.
In 2019, net cash provided by financing activities was € 0.4 million and mainly related to proceeds from the exercise of convertible bonds by related parties in the amount of € 3.7 million offset by lease and interest payments in the amount of € 3.4 million.
Investments
In 2021, MorphoSys invested € 3.7 million in property, plant and equipment (2020: € 4.3 million), mainly laboratory equipment (i.e., machinery) and tenant fixtures. Depreciation of property, plant and equipment in 2021 increased to € 2.8 million (2020: € 2.5 million).
MorphoSys invested € 22.5 million in intangible assets in the reporting year (2020: € 44.9 million). Of this amount, € 11.5 million was spent on internally generated intangible assets and € 10.4 million on in-process R&D programs. Amortization of intangible assets amounted to € 3.6 million in 2021 (2020: € 2.2 million). In 2020, impairment losses of € 14.0 million were recognized on intangible assets, thereof € 11.7 million on in-process R&D programs.
In the course of the acquisition of Constellation in 2021, MorphoSys acquired € 719.4 million in intangible assets and € 1.6 million in property, plant and equipment.
Net Assets
Assets
At € 2,556.3 million, total assets as of December 31, 2021 were € 896.7 million higher compared to December 31, 2020 (€ 1,659.5 million). Current assets decreased by € 73.8 million to € 1,133.0 million. This change was mainly due to the decrease in other financial assets, related to the financing of the acquisition of Constellation as well as the decline of financial assets from collaborations. This was partially set off by the increase of prepayments and other assets, cash and cash equivalents as well as inventories mainly of Monjuvi for sale in the U.S. Other financial assets amounted to € 853.7 million (December 31, 2020: € 937.7 million), which was primarily invested in term deposits with fixed or variable interest rates and in money market funds.
Non-current assets changed from a balance of € 452.7 million as of December 31, 2020 to € 1,423.3 million as of December 31, 2021. The majority of the increase was driven by an increase in intangible assets by € 768.9 million to a balance of € 838.3 million as of December 31, 2021. This increase resulted from the allocation of consideration to the in-process R&D programs of Constellation. Furthermore, internally generated intangible assets in connection with the development of tafasitamab of € 11.5 million million as of December 31, 2021 (December 31, 2020: € 0) were capitalized. As of December 31, 2021, goodwill amounted to € 335.6 million (December 31, 2020: € 1.6 million) and is mainly attributable to goodwill resulting from the purchase price allocation of the Constellation acquisition. At the end of the 2021 financial year, an impairment test identified the need to recognize an impairment loss on the goodwill of Constellation in the amount of € 230.7 million. Please refer to the section "Impairment of Goodwill".
In contrast, the long-term other financial assets were completely shifted to short-term other financial assets and therefore the balance sheet line item decreased from € 196.6 million as of December 31, 2020 to € 0.0 million as of December 31, 2021.
In addition, “deferred tax assets” in the amount of € 186.5 million were recognized, largely as a result of capitalizing deferred tax benefits on current period tax losses.
Liabilities
Current liabilities increased from € 200.5 million in the prior year to € 284.5 million as of December 31, 2021, mainly as a result of € 59.5 million increase in the line item “accounts payable and accruals” and of first-time recognition of the current portion of liabilities from future payments to Royalty Pharma of € 88.4 million (see section 5.19 “Financial Liabilities from Future Payments to Royalty Pharma” of the Notes to the Consolidated Financial Statements). In contrast, the tax liabilities were reduced by € 65.2 million to € 0.5 million as of December 31, 2021 mainly due to the settlement of income taxes for 2020 in Germany.
Non-current liabilities (December 31, 2021: € 2,026.8 million; December 31, 2020: € 837.7 million) increased primarily as a result of the first-time recognition of the line item “financial liabilities from future payments to Royalty Pharma” in the amount of € 1,167.8 million as of December 31, 2021 from the sale of future royalties and the revenue participation agreement with Royalty Pharma. Deferred tax liabilities amounted to € 22.1 million as of December 31, 2021, compared to € 5.1 million as of December 31, 2020. The carrying amount of the convertible bond issued in October 2020 was € 282.8 million as of December 31, 2021. The long-term portion of the financial liabilities from collaborations declined from € 516.4 million ending 2020 to € 513.3 million as of December 31, 2021.
Stockholders’ Equity
As of December 31, 2021, Group equity totaled € 244,875,943 compared to € 621,322,017 on December 31, 2020. The Company’s equity ratio as of December 31, 2021 amounted to 10% compared to 37% on December 31, 2020. This decrease in the equity ratio resulted mainly from the first-time recognition of a financial liability from future payments to Royalty Pharma in 2021 under the royalty purchase agreement and the revenue participation agreement with Royalty Pharma as well as the consolidated net loss of the financial year 2021, which was mainly influenced by the impairment of goodwill.
The number of shares issued totaled 34,231,943 as of December 31, 2021, of which 34,148,789 shares were outstanding (December 31, 2020: 32,890,046 shares issued and 32,758,632 shares outstanding). Common stock was higher as a result of the purchase of 1,337,552 shares by Royalty Pharma, as well as the exercise of 4,345 stock options from employees.
On December 31, 2021, the Company held 83,154 treasury shares with a value of € 3,085,054 – a decrease of € 1,783,690 compared to December 31, 2020 (131,414 shares, € 4,868,744). The reason for this decrease was the transfer of 45,891 treasury shares amounting to € 1,696,131 to the Management Board and selected employees of the Company (beneficiaries) from the 2017 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2021 and offered beneficiaries a six-month period until October 13, 2021 to receive a total of 45,891 shares. In addition, 2,369 treasury shares for an amount of € 87,558 from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc.
Financial Opportunities
Exchange rate and interest rate developments can positively or negatively affect our financial results. Interest rate and financial market developments are continuously monitored to promptly identify and take advantage of opportunities.
C.Research and Development; Patents and Licenses
See “Item 4.A. History and Development of the Company” and “Item 4.B. Business Overview.”
D.Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
Changes in the Business Environment
In January 2022, the International Monetary Fund (IMF) forecast that the global economy would grow by 4.4% for 2021 (report “World Economic Outlook Update January 2022”). Following from the IMF’s previous report in October 2021, supply disruptions continued into the fourth quarter, hindering global manufacturing, especially in Europe and the United States. A resurgence in COVID-19 cases (particularly in Europe) also held back a broader recovery. Although there were signs of a global turnaround in November with a pickup in international trade and upside surprises for services activity and industrial production data, this only partially offset earlier declines.

The IMF’s growth forecast for the advanced economies in 2021 was +5.0%, compared to a decline of 4.5% in 2020, and the forecast for the emerging and developing economies was +6.5% (2020: –2.0%). The IMF’s forecast for growth in the euro area in 2021 was +5.2% (2020: –6.4%), compared to +2.7% for Germany (2020: –4.6%); +5.6% for the U.S. (2020: –3.4%); +8.1% for China (2020: +2.3%); +4.5% for Russia (2020: –2.7%) and +4.7% for Brazil (2020: –3.9%).
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
Currency Development
The EUR/USD exchange rate has fluctuated between 1.22 and 1.12 over the last year, currently around 1.12, with inflation expectations and interest rate differences being the main drivers, in addition to trade conflicts and ongoing geopolitical tensions.
The majority of our business transactions are conducted in euros and U.S. dollars. With the acquisition of Constellation we have significantly expanded our footprint in the US. Primarily driven by the additional ongoing clinical studies, U.S. dollar expenses are expected to exceed the U.S. dollar revenues for the next financial year. Therefore, strengthening of the U.S. dollar against the euro, all other things remaining equal, would have a negative impact on our operating result. We manage this risk through various mechanisms, such as optimizing our U.S. dollar assets against our U.S. dollar liabilities and maintaining an adequate (currently around 20%) amount of U.S. dollars in our bank accounts.
E.Critical Accounting Estimates

Not applicable.
Item 6.Directors, Senior Management and Employees
A.Directors and Senior Management
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
Supervisory Board
The Supervisory Board consists of six professionally qualified members who represent our shareholders. The Chairman of the Supervisory Board (Marc Cluzel, M.D., Ph.D.), coordinates the Board’s activities, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally. All Supervisory Board members are independent, as defined in the German Corporate Governance Code and the Nasdaq Listing Rules, and have many years of experience in the biotechnology and pharmaceutical industries. The Chairman of the Supervisory Board is not a former member of our Management Board. The members of the Supervisory Board and its committees are listed in the table below.

Name	Year of birth	End of current period	Principal business activities performed outside of MorphoSys
Marc Cluzel (Chairman), M.D., Ph.D.	1955	2024	Consultant and business professional; member of the board of directors of Moleac Pte. Ltd.; member of the board of directors of Griffon Pharmaceuticals Inc.
George Golumbeski, Ph.D. (Deputy Chairman)	1957	2023	Business consultant in the life science and healthcare industries; chairman of the board of directors of Carrick Therapeutics Ltd.; chairman of the board of directors of Ananke Therapeutics Inc., member of the board of directors of Sage Therapeutics Inc.; chairman of the board of directors of Shattuck Labs Inc.
Krisja Vermeylen	1962	2024	Business consultant in the life science and healthcare industries; member of the board of directors of Diaverum AB
Michael Brosnan	1955	2023	Consultant in the life sciences and healthcare industries; member of the board of directors of Daimler Truck AG; member of the board of directors of Daimler Truck Holding AG
Sharon Curran	1968	2024	Non-Executive Director in life sciences and healthcare industries; member of the board of directors of Circassia Pharmaceuticals plc.; member of the board of directors of Clinigen Group plc.; member of the board of directors of CAT Capital Topco Ltd.; member of the board of directors of CAT Capital Bidco Ltd.
Wendy Johnson	1952	2022	Consultant in the life sciences and healthcare industries; managing director of Gemini Advisors; member of the board of directors of Exagen Inc.
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
George Golumbeski, Ph.D., has been a member of our Supervisory Board since 2018. He currently serves as a Partner at DROIA Ventures and as a self-employed business consultant in the life science and healthcare industries. Prior to that he held the position as President of Grail Inc., and from April 2018 to March 2020 he served as the leader of Business Development, Collaboration and M&A activities at Celgene Corporation. Over the last 27 years, he has held leadership roles in business and corporate development, partnering and M&A with global pharmaceutical and life science companies, including Celgene Corporation, Novartis, Elan Corporation (today: Perrigo), and Schwarz Pharma (today: UCB). Dr. Golumbeski obtained his Doctorate in Genetics from the University of Wisconsin in Madison, USA and holds a degree in Biology from the University of Virginia, Charlottesville, USA.
Krisja Vermeylen has been a member of our Supervisory Board since 2017. From 1997 to October 2018, Mrs. Vermeylen held several positions at Novo Nordisk, including positions as General Manager of major EU markets and the position as Senior Vice President Corporate People & Organization. Prior to that, she held several positions at Pharmacia and Upjohn. Mrs. Vermeylen graduated with a Master in Pharmaceutical Sciences from the University of Antwerp, Belgium and is a certified Independent Director from INSEAD, France.
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
Wendy Johnson has been a member of our Supervisory Board since 2015. Mrs. Johnson currently serves as a consultant in the life sciences and healthcare industries and as Managing Director of Gemini Advisors. Mrs. Johnson was the Founder, President and Chief Executive Officer of Aires Pharmaceuticals, Inc. from 2007 to 2014. Mrs. Johnson was also a Venture Partner in ProQuest Investments (2005 to 2014), Senior Vice President Corporate Development at Salmedix, Inc. (2001 to 2005), Vice President Business Development at Women First HealthCare (1998 to 2000), Vice President Corporate Development & Operations at Selective Genetics (1994 to 1998), Vice President Business Development & Regulatory Affairs at Cytel Corp. (1990 to 1994), Manager Business Development at Synbiotics Corp. (1988 to 1990) and International Business Development & Regulatory Affairs Manager at Murex Corp. (1986 to 1988). Prior to that, Mrs. Johnson served as Assistant Director at the Center for Devices & Radiological Health at the U.S. Food and Drug Administration from 1976 to 1986. Mrs. Johnson graduated with a Master in Business Administration from Loyola Marymount University, USA, a Master in Science in Clinical Microbiology from Hahnemann University Hospital, USA and a Bachelor of Science in Microbiology from the University of Maryland, USA.
Management Board
The following table sets forth the names and function of the current members of our Management Board and their year of birth and terms:

Name	Year of birth	End of current period	Position
Jean-Paul Kress, M.D.	1965	August 31, 2022	Chief Executive Officer
Sung Lee	1970	January 31, 2024	Chief Financial Officer
Malte Peters, M.D.	1962	June 30, 2022	Chief Research and Development Officer
Roland Wandeler, Ph.D.	1972	December 31, 2021	Former Chief Operating Officer
A schedule of responsibilities currently defines the different areas of responsibility as follows:
•Jean-Paul Kress, M.D., Chief Executive Officer: Strategy & Planning, Business Development & Alliance Management, Human Resources, Legal, Compliance & Intellectual Property, Corporate Communications, Technical Operations, Information Technology & Facilities, Quality Assurance & Internal Audit, Global Oversight of U.S. Operations, Strategic Marketing & Market Access, Forecasting & Insights, as well as for coordinating the individual areas of responsibility for each Management Board member and representing the Management Board vis-à-vis the Supervisory Board and the public.
•Sung Lee, Chief Financial Officer (from February 2, 2021): Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A, Central Purchasing & Logistics, Investor Relations, and Environmental Social Governance (ESG).
•Malte Peters, M.D., Chief Research and Development Officer: Research, Preclinical Development, Clinical Development, Clinical Operations, Biostatistics & Data Management, Drug Safety & Pharmacovigilance, Regulatory Affairs, Medical Affairs, and Global Program Teams.
•Roland Wandeler, Ph.D., Chief Operating Officer (until December 31, 2021): Global oversight of U.S. Operations; Strategic Marketing & Market Access; Forecasting & Insights.
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
Malte Peters, M.D.
Malte Peters, M.D., joined MorphoSys in March 2017. Prior to his time at MorphoSys, Peters, M.D., served as the Global Head of Clinical Development of the Biopharmaceuticals Business Unit at Sandoz International. Prior to this position, he served as Clinical Head and Site Head for Basel and East Hanover in the Department of Oncology Translational Medicine at Novartis. Peters, M.D., held teaching appointments in Internal Medicine and Biochemistry at the University of Mainz, Germany. Peters, M.D., also served as Research Scientist at the Amgen Research Institute in Toronto, Canada, as Director of Cancer Research at Merck KGaA and as Medical Director at Micromet AG. Peters, M.D., received his Doctor of Medicine from the Freie Universität Berlin, Germany, and was trained at the Universities of Padova, Italy, and Bochum and Berlin, Germany. After scientific work at different universities he habilitated in Internal Medicine at the University of Mainz, Germany.
Malte Peters, M.D., is also a member of the Board of Directors of Tango Therapeutics, Cambridge, MA, USA (publicly listed company).
Roland Wandeler, Ph.D. (until December 31, 2021)
Roland Wandeler, Ph.D., joined MorphoSys in May 2020. He has more than 15 years of commercial leadership and general management experience in the pharmaceutical and biotechnology industry, with a strong track record of building and leading sizable affiliates and U.S. franchises across multiple therapeutic areas, including oncology and hematology. Prior to MorphoSys, Wandeler, Ph.D., held positions of increasing responsibility at Amgen, Inc., including General Manager positions, before serving as Corporate Vice President and General Manager of Amgen’s US Bone Health and Cardiology Business Unit in Thousand Oaks, California. Wandeler, Ph.D., holds a M.Sc. in Chemical Engineering and a Doctorate in Technical Sciences from ETH Zurich.

In November 2021, Roland Wandeler announced his resignation as COO and member of the Management Board of the Company. He left MorphoSys effective December 31, 2021.

Board Diversity

Based on the diversity concepts for the Management Board and the Supervisory Board, our evaluation of nominees for the Management Board and the Supervisory Board includes consideration of their ability to contribute to the diversity of personal and professional experiences, opinions, perspectives and backgrounds on our Supervisory Board or Management Board. Nominees are not discriminated against based on race, color, religion, sex, ancestry, national origin, sexual orientation, disability or any other basis prescribed by law.

Board Diversity Matrix (As of March 9, 2022)
Country of Principal Executive Office	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
Service Agreements
The service agreements with our Management Board members generally have a total term of three years. The current service agreement of our Chief Executive Officer member Kress, M.D., runs until August 31, 2022. The service agreement of our Chief Financial Officer Sung Lee runs until January 31, 2024. The current service agreement of our Chief Research & Development Officer Malte Peters, M.D., runs until June 30, 2022. The current service agreement of our Chief Operating Officer Roland Wandeler, Ph.D., was originally agreed until April 30, 2023. In November 2021, Roland Wandeler announced his resignation as COO and member of the Management Board of the Company. He left MorphoSys effective December 31, 2021.
In the event of a change of control, our Management Board members are entitled to exercise a right to terminate their service contracts and receive any outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, that such amount shall be at least 200% of the annual remuneration.
B.Compensation

The following Remuneration Report provides an explanation and a clear and comprehensible presentation of the remuneration individually awarded and due to the current and former members of the Management Board and the Supervisory Board of MorphoSys AG (“the Company”) in the 2021 financial year. The Remuneration Report complies with the requirements of Section 162 of the German Stock Corporation Act (Aktiengesetz, “AktG”).
Beyond the requirements of Section 162 (3) sentence 1 and 2 AktG, the Management Board and the Supervisory Board decided to have the Remuneration Report audited not only formally but also materially by the appointed auditor.
The masculine form is used in this Remuneration Report for convenience purposes only, and refers equally to all genders.

a.Review of the 2021 Financial Year
I.Economic Environment in the 2021 Financial Year
The 2021 financial year was a transformative year for MorphoSys AG and its employees. The Company focused its effort on the execution of Monjuvi sales in the U.S., advancing its clinical programs and expansion of the clinical pipeline. The latter was achieved through the acquisition of Constellation Pharmaceuticals, Inc. which accelerated the Company’s transition to a business model focused on proprietary drug development and commercialization. MorphoSys AG is well positioned to execute on its growth strategy to become a leader in the areas of hematology and oncology and create long-term shareholder value.

The remuneration of the members of the Management Board of MorphoSys AG shall appropriately reward outstanding performance and decrease significantly if targets are not achieved (“Pay for Performance”). For this reason, the success and milestones achieved in the 2021 financial year were also reflected in the variable remuneration of the members of the Management Board.

For further detailed information on the economic framework during the 2021 financial year please refer to the Annual Report of MorphoSys AG.

II.Resolution on the Approval of a Remuneration System for the Members of the Management Board
The Company’s Supervisory Board submitted a remuneration system for the members of the Company’s Management Board (“Remuneration System 2021”) to the Company’s Annual General Meeting on May 19, 2021 for resolution. The Remuneration System 2021 was not approved at the Annual General Meeting 2021. The Supervisory Board will therefore submit a reviewed and revised remuneration system to the Annual General Meeting 2022 for resolution. When revising the remuneration system, the Supervisory Board paid particular attention to disclose the performance targets for the variable remuneration in an even more transparent and comprehensible manner and to further limit the discretion of the Supervisory Board.

The Remuneration System 2021 does not apply to the current members of the Company’s Management Board, as the service agreements with all current Management Board members had already been concluded at the time of the resolution on the remuneration system. Accordingly, there were no deviations from the Remuneration System 2021 within the meaning of Section 162 (1) no. 5 AktG.

III.Resolution on the Approval of a Remuneration System for the Members of the Supervisory Board
The Company’s Annual General Meeting on May 19, 2021, also confirmed the remuneration of the members of the Supervisory Board as last approved by the Annual General Meeting 2020 and adopted a corresponding remuneration system.

IV.Changes in the Composition of the Management Board and the Supervisory Board
The following changes of the Management Board occurred in the 2021 financial year:

Sung Lee became a member of the Management Board and Chief Financial Officer of the Company on February 2, 2021. Roland Wandeler, Ph.D., resigned as Management Board member and Chief Operating Officer of the Company effective at the end of December 31, 2021.

There were no changes in the composition of the Supervisory Board in the 2021 financial year, except for the reappointment of Marc Cluzel, M.D., Ph.D., Krisja Vermeylen and Sharon Curran as Supervisory Board members.

b.Remuneration of the Members of the Management Board of MorphoSys AG
I.Overview of the Main Remuneration Components
The remuneration of the members of the Management Board comprises of a fixed non-performance-related remuneration, the annual base salary as well as marked standard fringe benefits and pension contributions, and a variable, performance-related remuneration, the annual bonus and the long-term, share-based variable remuneration. In individual cases, special benefits may also be granted to Management Board members in connection with the commencement and termination of their position as member of the Management Board.

The amount of remuneration for Management Board members depends largely on the member’s area of responsibility, the member’s individual performance and the performance of the Management Board as a whole. It also takes into account the economic and financial success of MorphoSys AG, and is intended to provide an incentive for long-term and sustainable corporate governance, while linking the interests of the Management Board members to those of the Company’s shareholders.

Although in the 2021 financial year the Remuneration System 2021 did not apply to the existing service agreements of the Management Board members, the essential basic principles of the Remuneration System 2021 were already taken into account when granting the variable remuneration for the 2021 financial year to the current members of the Management Board. Thus, the long-term variable remuneration in the 2021 financial year was granted exclusively in the form of performance share units, and an environment social governance (ESG) target was included in the Performance Share Unit Program 2021. In the 2021 financial year, no extraordinary bonus payments were granted to the members of the Management Board.

The remuneration of the Management Board members is regularly reviewed by the Supervisory Board, with the support of its Remuneration and Nomination Committee, and with the assistance of an external remuneration expert, for scope and appropriateness and compared with the result of a Management Board remuneration analysis.

II.Non-Performance-Related Remuneration Components
Base Remuneration
As agreed in their service agreements, the members of the Management Board receive a fixed base remuneration, which is generally paid in monthly installments. The annual base remuneration in the 2021 financial year for the individual members of the Management Board was as follows:

Name of Management Board member	Role	Fixed base remuneration in €

Jean-Paul Kress, M.D.	Chief Executive Officer	770,000
Sung Lee*	Chief Financial Officer	466,100
Malte Peters, M.D.	Chief Research and Development Officer	504,925
Roland Wandeler, Ph.D.**	Chief Operating Officer	472,013

* Basic remuneration for Sung Lee was awarded in the 2021 financial year on a pro rata basis from February 2, 2021, the date on which he took over as a member of the Management Board
** The compensation of Roland Wandeler, Ph.D. is paid in US$ and converted with a foreign exchange rate of € 1.00 = US$ 1.1827. Only the amount in € will be subsequently shown. The average base compensation of US$ 558,250.00 (last adjusted as of July 1, 2021) corresponds to an amount of € 472,013.00.

Fringe Benefits
In addition to their fixed base salary, the Management Board members receive market standard fringe benefits that mainly include the professional and private use of company cars, subsidies for or reimbursement of health, social and accident insurance costs, and reimbursement of legal advice in connection with employment contracts.

The Management Board members may also be granted special one-time benefits, such as sign-on bonuses in case of the first appointment as a member of the Management Board, the reimbursement of work-related relocation expenses, or the reimbursement of double household costs.

Company Pension Scheme
The Management Board members participate in a pension plan in the form of a provident fund. In addition, the members of the Management Board receive an amount equivalent to a maximum of 10% of their fixed annual (gross) base salary that shall be used by the Management Board members for their individual retirement plan. This amount can also be invested in the provident fund pension plan. Dr. Malte Peters uses both the provident fund and as well an individual pension plan for this purpose (this individual part is not shown in the following table).The pension benefits for Roland Wandeler, Ph.D., who is domiciled in the USA, deviate from this to take into account U.S. particularities. Nevertheless, the above maximum limit for individual retirement benefits of 10% of the fixed annual base salary is also complied with in the case of Roland Wandeler, Ph.D. In addition, the Management Board members receive an optional supplement to their company pension in the form of deferred compensation. Jean-Paul Kress, M.D., has not made use of this form to date.

	Jean-Paul Kress, M.D.		Sung Lee
	Chief Executive Officer		Chief Financial Officer
	2021	2020	2021	2020

	in € thousands	in € thousands	in € thousands	in € thousands
Contribution to private pension scheme	124.4	120.3	78.5	—
Employer subsidy for deferred compensation	—	—	0.4	—
Total	124.4	120.3	79.0	—

	Malte Peters, M.D.		Roland Wandeler, Ph.D.*
	Chief Research and Development Officer		Chief Operating Officer
	2021	2020	2021	2020

	in € thousands	in € thousands	in € thousands	in € thousands
Contribution to private pension scheme	53.3	51.5	27.3	14.8
Employer subsidy for deferred compensation	0.5	0.5	—	—
Total	53.8	52.0	27.3	14.8

* For Roland Wandeler Ph.D. contributions were paid into the U.S. pension plan.
III.Performance-Related Remuneration Components
Annual Bonus (Short-Term Incentive STI)
The members of the Management Board receive a short-term variable remuneration in the form of an annual bonus (STI), which rewards the operational implementation of the Company’s corporate strategy in the respective financial year as a basis for the long-term positive development of the Company and the MorphoSys Group. The amount of the annual bonus is calculated on the basis of various financial and non-financial performance criteria (so-called “Company Goals”) as determined by the Supervisory Board uniformly for all members of the Management Board for the respective upcoming financial year.

For this purpose, a target amount that determines the amount of the bonus payment in the event of a 100% target achievement has been set for each Management Board member. For the Chairman of the Management Board (CEO), the target amount is 80% of the annual base salary, and for all other Management Board members the target amount is 70% of the annual base salary.

At the beginning of the subsequent financial year, the Supervisory Board assesses the degree of target achievement of the set targets and determines the amount of the annual bonus. For the CEO, the maximum payout amount is limited to 160% of the annual base salary, and for all other Management Board members the maximum payout amount is limited to 140% of the annual base salary.

The degree of target achievement is measured as follows:

For each Company Goal, the Supervisory Board determines the percentage of target achievement, which can range from 0% to 125%. The percentage target achievement is converted into a target achievement level (the so-called “Score”), which can range from 0% to 200%, whereby the target achievement and the corresponding Score increase linearly between the percentage points.

On the basis of the calculated target achievement levels of each performance target and the respective weighting of the performance targets as defined by the Supervisory Board, the Supervisory Board calculates the overall degree of target achievement for the respective financial year as follows:

As the annual bonus 2020 was not paid out to the members of the Management Board until the 2021 financial year, the annual bonus 2020 is allocated to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2021 financial year, and is consequently disclosed in this Remuneration Report. The amount of the annual bonus (STI) for the 2021 financial year will be determined and paid out in the 2022 financial year, and is therefore allocated to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2022 financial year. In order to ensure a transparent and comprehensive disclosure of the remuneration granted to the members of the Management Board for a financial year, the annual bonus for the 2021 financial year is also disclosed voluntarily in this Remuneration Report.

Annual Bonus 2020
For the 2020 financial year, the Supervisory Board has defined the following performance targets and their weighting uniformly for all Management Board members:

Performance criteria	Evaluation criteria	Weighting

TARGET 1: STRATEGY AND TRANSFORMATION		20%
	● Execute on partnership for the commercialization of tafasitamab
	● Define in-licensing criteria and evaluate opportunities accordingly
	● Successfully implement new operating model and organizational structure
TARGET 2: TAFASITAMAB APPROVAL		20%
	● Achieve FDA approval in the U.S.
	● Complete Marketing Authorization Application (MAA) submission in the EU
	● B-MIND: Complete enrollment of 450 patients according to plan by year-end 2020
	● Re-MIND2 results available to support Marketing Authorization Application (MAA) in EU
	● Execution of Expanded Access Program (EAP) according to project plans
TARGET 3: TAFASITAMAB LAUNCH		20%
	● U.S. commercial organization in place according to plan to enable mid-2020 launch
	● Execution of Marketing and Sales launch activities according to plan
	● Medical Affairs launch activities according to plan
	● Timely product availability at third-party logistics provider after FDA approval in support of tafasitamab/Monjuvi launch in U.S.
	● U.S.-Market uptake as planned
TARGET 4: PIPELINE		20%
	● Tafasitamab
	•Front-line: Phase 1b trial complete enrollment, phase 3 study to start first trimester of 2021
	•Follicular lymphoma: Phase III study start on track
	•Completion of EMA and FDA scientific advice on the 1st line diffuse large B-cell lymphoma (DLBCL) and follicular lymphoma (FL) phase-III programs
	● Felzartamab
	•Achieve proof-of-concept (PoC) for anti-PLA2R-positive membranous nephropathy (MN) trial according to plan
	● Early Research & Development
	•One successful compound transition to development
TARGET 5: FINANCIAL TARGET		20%
	● Revenues and Earnings Before Interest and Taxes (EBIT) figures to stay within guidance as published in March 2020

Despite the Covid-19 pandemic, the 2020 financial year was a successful year for the Company. The accelerated approval and successful market launch of Monjuvi in the U.S. were important milestones, which enabled the transformation of the Company into a fully integrated biopharmaceutical company with its own sales infrastructure. In January 2020, the conclusion of a global collaboration and licensing agreement with Incyte was announced. The co-promotion of Monjuvi with Incyte in the U.S. will leverage the newly established MorphoSys sales team as well as Incyte’s established market position. In 2020, the build-up of commercial structures in the U.S. continued successfully. Since approval, the team has been focused on making Monjuvi available to patients, despite the challenges of introducing a therapy during the COVID-19 pandemic. The Company adapted sales and clinical development activities and overcame many hurdles, for example by using digital technologies to engage healthcare providers. As a result, most clinical trials continued as planned. In May 2020, the marketing authorization application for tafasitamab plus lenalidomide was validated for the EU and subsequently granted approval in August 2021.

After the end of the 2020 financial year, the target achievement for the annual bonus was as follows:

Performance criteria	Evaluation	Weighting	Target achievement

TARGET 1: STRATEGY AND TRANSFORMATION	Flawless execution of several strategic assessments and closing of transformational deals with Incyte, Xencor and Cherry Labs that provided US$ 750 million funds and additional pipeline opportunities. Adaptation of operating model and management structure to suit a global integrated pharmaceutical operation.	20%	125%
TARGET 2: TAFASITAMAB APPROVAL	Received first and only approval in 2L DLBCL one month ahead of PDUFA date, Marketing Authorization Application (MAA) submission in the EU six months ahead of plan. Tafasitamab clinical program executed despite COVID-19 pandemic impact in healthcare systems worldwide.	20%	112%
TARGET 3: TAFASITAMAB LAUNCH	Accelerated launch plans to enable commercial launch and product availability to patients ahead of original PDUFA date. Successfully adapted launch plans to virtual setting due to COVID-19 pandemic.	20%	116%
TARGET 4: PIPELINE	Patient enrollment timelines and clinical milestones were successfully met ahead of schedule despite COVID-19 pandemic. Early pipeline rejuvenation through in-licensing of Cherry Biolabs' hemibody technology	20%	112%
TARGET 5: FINANCIAL TARGET	Achieved revenue of roughly € 320 million, and Earnings Before Interest and Taxes (EBIT) of € 27 million while significantly strengthening the balance sheet	20%	125%
Taking into account the defined weighting for the respective performance targets, the overall target achievement (Score) amounted to 172%, which resulted in the following payout amounts:

in € thousands	Target amount (100% target achievement)	Maximum payout (160% of base salary)	Maximum payout (140% of base salary)	Total target achievement (Score)	STI payout

Jean-Paul Kress, M.D.	578.7	1,157.3	—	172.0%	995.3
Sung Lee*	—	—	—	—%	—
Malte Peters, M.D.	336.4	—	672.8	172.0%	578.6
Roland Wandeler, Ph.D.**	211.6	—	423.2	172.0%	363.9
Jens Holstein	329.7		659.4	172.0%	567.0
Markus Enzelberger, Ph.D.	39.8		79.6	172.0%	68.4

* During the financial year 2020, Sung Lee was not yet a member of the Management Board. ** Based on an average conversion range of € 1.00 = US$ 1.1827
The annual bonus 2020 was paid out to the members of the Management Board in February 2021 and is therefore allocated to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2021 financial year.

Annual Bonus 2021
For the 2021 financial year, the Supervisory Board defined the following performance criteria and their weighting for the annual bonus uniformly for all Management Board members:

Performance criteria	Evaluation criteria	Weighting

TARGET 1: FULLY EXPLOIT THE POTENTIAL OF TAFASITAMAB		35%
	● Successful market launch in relapsed/refractory (r/r) diffuse large B-cell lymphoma (DLBCL)
	● Develop tafasitamab, strengthen its position in r/r DLBCL and advance strategy as a standard combination therapy
	● Safeguard the tafasitamab supplier network through additional contract manufacturers and scheduled technology transfer
TARGET 2: EXPAND THE PIPELINE FOR SUSTAINABLE GROWTH		30%
	● Evaluate and execute on business development and licensing opportunities and/or merger and acquisition targets
	● Internally drive forward innovation and achieve a balanced pipeline
TARGET 3: DEVELOPMENT OF FELZARTAMAB IN THE FIELD OF AUTOIMMUNE DISEASES		15%
	● Achieve proof-of-concept (PoC) in the main indication of antibody-mediated membranous nephropathy (MN) in the M-PLACE study and make interdisciplinary progress as planned with the felzartamab program
TARGET 4: MEET FINANCIAL TARGETS AND BUILD A COMPELLING GLOBAL BUSINESS MODEL		20%
	● Manage financial performance within forecast published in March 2021
	● Continue to drive organizational transformation and implement concrete initiatives related to corporate culture (ESPRIT), efficiency (LEAN) and automation (DIGITALIZATION)
The 2021 financial year was a transformative year for MorphoSys AG. Through the acquisition of Constellation Pharmaceuticals, Inc., MorphoSys AG expanded its clinical pipeline in the areas of hematology and oncology, and the financing partnership agreement with Royalty Pharma secured financial resources to fund its growth strategy. The integration of Constellation Pharmaceuticals, Inc. into MorphoSys Group commenced in the 2021 financial year and will be finalized in the 2022 financial year. The Company executed on commercialization of Monjuvi in the U.S. against difficulties in connection with the COVID-19 pandemic, especially in the first half of 2021. Furthermore, Minjuvi received market approval in Europe. Despite the impact of the COVID-19 pandemic on healthcare systems worldwide, MorphoSys AG continued to ensure the continuity of all clinical programs and meet, and in some cases exceed, all clinical development targets.

In the 2021 financial year, the target achievement for the annual bonus was as follows:

Performance criteria	Evaluation	Weighting	Target achievement

TARGET 1: FULLY EXPLOIT THE POTENTIAL OF TAFASITAMAB	Progress on strategic launch objectives of tafasitamab in the U.S.. Overall sales below target at 85%. Earlier EU approval in August 2021 compared to scheduled fourth quarter 2021. FrontMIND development program advanced according to plan. Secured additional Contract Manufacturing Organizations and significant reduction of Cost of Goods.	35%	107.8%
TARGET 2: EXPAND THE PIPELINE FOR SUSTAINABLE GROWTH	Acquisition of Constellation Pharmaceuticals, Inc. and financing deal with Royalty Pharma. Closing and integration completed in less than six months.	30%	125%
TARGET 3: DEVELOPMENT OF FELZARTAMAB IN THE FIELD OF AUTOIMMUNE DISEASES	Progressed three clinical trials in parallel despite COVID-19 pandemic, completed enrollment and achieved Proof-of-Concept (PoC) in the main indication of antibody-mediated membranous nephropathy (MN) in the M-PLACE study	15%	110%
TARGET 4: MEET FINANCIAL TARGETS AND BUILD A COMPELLING GLOBAL BUSINESS MODEL	Delivered on financial guidance, including OPEX targets for the year*. Continued organizational transformation with successful digitalization and cultural programs.	20%	125%

* The 2021 pay-out amount was based on preliminary final financial numbers. On March 10th, 2022 an Ad Hoc was released describing a non-cash impairment charge related to goodwill after consolidation of research and discovery functions as a one-time accounting effect with no cash impact. The impact of this charge will be considered in the 2022 STI evaluation.

In the future, starting with the 2022 STI, the financial targets will be evaluated only based on audited and accepted financial statements.
Taking into account the defined weighting for the individual performance targets, the overall target achievement amounted to 167.2%, which resulted in the following payout amounts:

in € thousands	Target amount based on 100% target achievement (Score)	Maximum payout (160% of base salary)	Maximum payout (140% of base salary)	Total target achievement (Score)	STI payout

Jean-Paul Kress, M.D.	616.0	1,232.0	—	167.2%	1,030.0
Sung Lee*	298.1	—	596.2	167.2%	498.4
Malte Peters, M.D.	353.4	—	706.9	167.2%	591.0
Roland Wandeler, Ph.D.**	330.4	—	660.8	167.2%	560.6

* Annual bonus for Sung Lee was awarded in the 2021 financial year on a pro rata basis from February 2, 2021, the date on which he took over as a member of the Management Board
** Based on an average conversion range of € 1.00 = US$ 1.1827
The annual bonus 2021 was paid out to Management Board members in February 2022 and is therefore attributed to remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2022 financial year. The annual bonus 2021 is voluntarily presented in this remuneration report.

Outlook for the Annual Bonus 2022
For the 2022 financial year, the Supervisory Board has defined the following performance targets and their weighting for the annual bonus:

Performance criteria	Evaluation criteria	Weighting

TARGET 1: COMMERCIAL TARGET	● Achieve US Net Sales for Monjuvi as communicated in Company's financial guidance	25%
TARGET 2: FINANCIAL TARGET	● Manage operating expenses within budget as communicated in Company's financial guidance	25%
TARGET 3: DEVELOPMENT TARGET	● Advance clinical development of phase 3 programs:	30%
	•Pelabresib - Accelerate recruitment of MANIFEST-2: Achieve enrollment of 50%
	•Pelabresib - Complete recruitment of MF patients in MANIFEST-1: 100%
	•Tafasitamab - Achieve frontMIND enrollment of 75%
	•Tafasitamab - Achieve First Patient First Visit for MINDway study
TARGET 4: DEVELOPMENT/DISCOVERY TARGET	● Execute at least one partnership for early or mid-stage MorphoSys program while advancing the pipeline	20%
Long-Term Incentive (LTI)
The members of the Management Board also receive a long-term variable remuneration in the form of participation in the Company’s various long-term remuneration programs. These are various share-based programs whose payout is subject to a waiting period of four years. This provides an incentive to the respective Management Board members to contribute to the long-term sustainable development of the Company, while linking the interests of the Management Board members to those of the shareholders.

In the 2021 financial year, the stock options granted in the 2017 financial year under the Stock Option Program 2017 and the performance shares granted under the Performance Share Plan 2017 became exercisable. The relevant performance targets under both the Stock Option Program 2017 and the Performance Share Plan 2017 were the absolute and the relative share price performance of MorphoSys AG. In addition, performance share units were granted to the members of the Management Board in the 2021 financial year under the Performance Share Unit Program 2021.

The inflow from the Stock Option Program 2017 and the Performance Share Plan 2017 in the 2021 financial year is allocated to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2021 financial year. The performance share units are subject to a waiting period of four years and the achievement of the performance targets of the absolute and relative share price performance of MorphoSys AG as well as an ESG target until they are paid out. The payout of the final number of performance share units granted to the members of the Management Board in the 2021 financial year will occur after the end of the waiting period and will therefore only be disclosed in the remuneration report for the 2025 financial year.

Settlement of the Stock Option Program 2017

In the 2021 financial year, stock options granted to the former members of the Management Board, Simon Moroney Ph.D., Marlies Sproll, Ph.D., Markus Enzelberger, Ph.D., and Jens Holstein, as well as to the current member of the Management Board Malte Peters, M.D., became exercisable for a duration of three years following both the approval of the consolidated annual financial statements of the Company for the last financial year prior to the expiry of the waiting period. and the expiry of the waiting period.

The performance targets for the Stock Option Plan 2017 were defined as the absolute share price performance of the share of MorphoSys AG and the relative share price performance of the share of MorphoSys AG compared to a benchmark index, consisting in equal parts of the NASDAQ Biotechnology Index and the TecDAX Index. Each performance target was weighted with 50% within the overall target achievement.

To determine the level of performance target achievement for each performance target, the waiting period was divided into four identical periods of one year each. From the performance target achievement level derived in this manner for each yearly period of the waiting period, an arithmetic mean was formed that determines the final percentage target achievement for each performance target. Thereafter, these final percentage target achievements for each of both performance targets were added and divided by two. The result forms the overall target achievement, which determines the final number of exercisable stock options, whereby depending on the degree of target achievement one stock option grants a subscription right for up to two shares in the Company.

Absolute Share Price Performance
The absolute share price performance of the share of MorphoSys AG within one yearly period is determined by comparing the average closing price of the share of MorphoSys AG in Xetra trading on the Frankfurt Stock Exchange prior to the beginning and prior to the end of the respective yearly period. If in the respective yearly period the share price declines, the achievement of the performance target is 0%. If the share price performance of the share of MorphoSys AG is 0%, the performance target is achieved by 50%. Subsequent increases in the performance target are linear. An 8% increase of the share price of the share of MorphoSys AG during a yearly period results in a performance target achievement level of 100%; a 16% increase of the share price during a yearly period results in a performance target achievement level of 150 and a 24% increase of the share price results in a performance target achievement level of 200%. Any further increase of the performance target achievement is not possible (cap).

Absolute share price performance

Target achieve-
ment in %
200
150
100
50
0
-20
-10
0
10
20
30
40
Absolute share price
performance in %

Relative Share Price Performance
For the relative performance target, within each yearly period, the market price of the MorphoSys shares is compared to the performance of the NASDAQ Biotech Index and the TecDAX Index (collectively the “Benchmark Index”) and the respective values are put into proportion. Within the Benchmark Index, the NASDAQ Biotech Index and the TecDAX Index are each weighted 50% in a way that the percentage performance per index and per yearly period is added and divided by two. The relevant share price for MorphoSys shares is the average closing price in Xetra trading on the Frankfurt Stock Exchange 30 trading days prior to the start and the end of the respective yearly period. The relevant share price of the NASDAQ Biotech Index and the TecDAX Index, respectively, is the average closing price of the NASDAQ Biotech Index and the TecDAX Index, respectively, on the NASDAQ Stock Exchange and on the Frankfurt Stock Exchange, respectively, during the 30 trading days prior to the start and prior to the end of the respective yearly period. If in the respective yearly period the share price declines compared to the Benchmark Index, the achievement of the performance target is 0%. If the share price of the MorphoSys share is 0% compared to the Benchmark Index, the performance target is achieved by 100%. Subsequent increases in the performance target are linear. An 8% increase of the MorphoSys share price compared to the Benchmark Index results in a performance target achievement level of 150%, and a 16% increase of the MorphoSys share price compared to the Benchmark Index results in a performance target achievement level of 200%. Any further increase of the performance target achievement is not possible (cap).

Relative share price performance

Target achieve-
ment in %
200
150
100
50
0
-20
-10
0
10
20
30
40
Relative share price
performance in %

During the waiting period, the performance targets were achieved as follows:

	Average price at the beginning of the annual period*	Average price at the end of the annual period*	Share price development	Target achievement after the end of the waiting period

Absolute share price performance**				+98.50%
MorphoSys AG
First annual period	55.52	81.04	+45.96%
Second annual period	81.04	87.86	+8.41%
Third annual period	87.86	93.66	+6.61%
Fourth annual period	93.66	81.01	(13.49)%
Relative share price performance***				+121.25%
MorphoSys AG
First annual period	55.52	81.04	+45.96%
Second annual period	81.04	87.86	+8.41%
Third annual period	87.86	93.66	+6.61%
Fourth annual period	93.66	81.01	(13.49)%
TecDAX Index
First annual period	1,953.36	2,606.23	+33.26%
Second annual period	2,606.23	2,642.31	+1.47%
Third annual period	2,642.31	2,689.41	+1.69%
Fourth annual period	2,689.41	3,368.32	+25.25%
NASDAQ Biotechnology Index
First annual period	3,090.28	3,462.52	+12.07%
Second annual period	3,462.52	3,509.60	+1.34%
Third annual period	3,509.60	3,484.14	(1.47)%
Fourth annual period	3,484.14	4,853.42	+40.35%
Overall target achievement				+110.00%

* Average closing price of the share of MorphoSys AG in Xetra trading on the Frankfurt Stock Exchange during the 30 trading days prior to the beginning and the end of the respective annual period, respectively.

** The target achievement for the absolute share price performance on the basis of the above values amounted during the respective annual periods as follows: +200,00% during the first annual period, +103,00% during the second annual period, +91,00% during the third annual period and +0,00% during the fourth annual period.
*** The target achievement for the relative share price performance on the basis of the above values amounted during the respective annual periods as follows: +200,00% during the first annual period, +144,00% during the second annual period, +141,00% during the third annual period and +0,00% during the fourth annual period.
The overall target achievement of 110% resulted in the following final number of exercisable stock options (original number of stock options multiplied with the overall target achievement of 110%):

Management Board member	Exercise price (in €)	Original number of stock options	Final number of stock options	Quantitative Change

Malte Peters, M.D.	55.52	8,197	9,017	820
Simon Moroney Ph.D.	55.52	12,511	13,763	1,252
Marlies Sproll Ph.D.	55.52	6,148	6,763	615
Jens Holstein	55.52	8,197	9,017	820
Markus Enzelberger, Ph.D.	55.52	5,266	5,793	527

In the 2021 financial year, neither Malte Peters, M.D., nor former member of the Management Board, who has been granted stock options under the Stock Option Program 2017, exercised the stock options that were granted. The other current members of the Management Board were not members of the Company’s Management Board at the time the stock options were issued under the Stock Option Program 2017. As a result, no stock options under this program became exercisable for these Management Board members in the 2021 financial year.

Settlement of the Performance Share Plan 2017
Further, in the 2021 financial year, performance shares which were granted under the Performance Share Plan 2017 for the 2017 financial year to the former Management Board members Simon Moroney, Ph.D., Marlies Sproll, Ph.D., Markus Enzelberger, Ph.D., and Jens Holstein, as well as to the current member of the Management Board Malte Peters, M.D., became exercisable for a time period of six months after the expiry of the waiting period.

The performance targets for the Performance Share Plan 2017 were defined as the absolute share price performance of the MorphoSys share and relative share price performance of the MorphoSys share price compared to a benchmark index, consisting in equal parts of the NASDAQ Biotechnology Index and the TecDAX Index. Each performance target is weighted with 50% within the overall target achievement.

To determine the level of performance target achievement for each performance target, the waiting period was divided into four identical periods of one year each. From the performance target achievement level derived in this manner for each annual period of the waiting period, an arithmetic mean was formed that determines the final percentage target achievement for each performance target. Thereafter, these final percentage target achievements for each of both performance targets were added and divided by two. The result forms the overall target achievement, which determines the number of exercisable performance shares, whereby, depending on the level of target achievement, one performance share entitles to the subscription of up to two shares in the Company.

The number of exercisable Performance Shares will further be multiplied with a Company Factor between 0 and 2 as determined by the Supervisory Board. For the Performance Share Plan 2017, the Supervisory Board determined the Company Factor with 1.

After the expiry of the waiting period, the Company fulfills the exercisable performance shares at its discretion in cash or in treasury shares.

Absolute Share Price Performance
For the absolute performance target, within each yearly period, the 30 days closing price of the MorphoSys shares on the Frankfurt Stock Exchange prior to the beginning of the respective yearly period is compared to the 30 days closing price of the MorphoSys shares on the Frankfurt Stock Exchange prior to the end of the respective yearly period. If in the respective yearly period the share price declines, the achievement of the performance target is 0%. If the share price of the MorphoSys share increases by between 0% and less than 1%, the achievement of the performance target absolute share price performance in this yearly period is 10%. For each percentage hurdle that the share price development during a yearly period meets or exceeds, the target achievement increases by another 10%. If the share price development of the MorphoSys share during the respective yearly period is 29%, the target achievement of the performance target is 300%. Any further increase of the performance target achievement is not possible (cap).

Relative Share Price Performance
For the relative performance target, within each yearly period, the market price of the MorphoSys shares at the beginning of the yearly period is compared to the performance of the NASDAQ Biotech Index and the TecDAX Index (collectively the “Benchmark Index”) and the respective values are put into proportion. Within the Benchmark Index, the NASDAQ Biotech Index and the TecDAX Index are each weighted 50% in a way that the percentage performance per index and per yearly period is added and divided by two. The relevant share price for MorphoSys shares is the average closing auction price in Xetra trading on the Frankfurt Stock Exchange 30 trading days prior to the start and the end of the respective yearly period, respectively. The relevant price of the NASDAQ Biotech Index and the TecDAX Index, respectively, is the average closing price of the NASDAQ Biotech Index and the TecDAX Index, respectively, on the NASDAQ Stock Exchange and on the Frankfurt Stock Exchange, respectively, 30 trading days prior to the start and prior to the end of the respective yearly period. If in the respective yearly period the share price declines compared to the Benchmark Index, the achievement of the performance target is 0%. If the share price of the MorphoSys share increases by between 0% and less than 0.5% compared to the Benchmark Index, the target achievement of the performance target relative share price performance for the respective yearly period is 10%. For each half-percentage hurdle that the share price development during a yearly period meets or exceeds, the target achievement increases by another 10%. If the share price of the MorphoSys share during one yearly period increases by 14.5% compared to the Benchmark Index, the target achievement is 300%. Any further increase in the MorphoSys share price compared to the Benchmark Index does not result in a further increase of the performance target (cap).

During the waiting period, the performance targets were achieved as follows:

	Average price at the beginning of the annual period*	Average price at the end of the annual period*	Share price development (in %)	Target achievement after the end of the waiting period (in %)

Absolute share price performance**				+115.00%
MorphoSys AG
First annual period	55.52	81.04	+45.96%
Second annual period	81.04	87.86	+8.41%
Third annual period	87.86	93.66	+6.61%
Fourth annual period	93.66	81.01	(13.49)%
Relative share price performance***				+145.00%
MorphoSys AG
First annual period	55.52	81.04	+45.96%
Second annual period	81.04	87.86	+8.41%
Third annual period	87.86	93.66	+6.61%
Fourth annual period	93.66	81.01	(13.49)%
TecDAX Index
First annual period	1,953.36	2,606.23	+33.26%
Second annual period	2,606.23	2,642.31	+1.47%
Third annual period	2,642.31	2,689.41	+1.69%
Fourth annual period	2,689.41	3,368.32	+25.25%
NASDAQ Biotechnology Index
First annual period	3,090.28	3,462.52	+12.07%
Second annual period	3,462.52	3,509.60	+1.34%
Third annual period	3,509.60	3,484.14	(1.47)%
Fourth annual period	3,484.14	4,853.42	+40.35%
Overall target achievement				+130.00%

* Average closing price of the share of MorphoSys AG in Xetra trading on the Frankfurt Stock Exchange during the 30 trading days prior to the beginning and the end of the respective annual period, respectively.
** The target achievement for the absolute share price performance on the basis of the above values amounted during the respective annual periods as follows: +300,00% during the first annual period, +90,00% during the second annual period, +70,00% during the third annual period and +0,00% during the fourth annual period.
*** The target achievement for the relative share price performance on the basis of the above values amounted during the respective annual periods as follows: +300,00% during the first annual period, +150,00% during the second annual period, +130,00% during the third annual period and +0,00% during the fourth annual period.

As regards the Management Board members who left the Management Board prematurely, Simon Moroney, Ph.D., Marlies Sproll, Ph.D., Jens Holstein and Markus Enzelberger, Ph.D., the degree of overall target achievement was evaluated based on the yearly periods that were already completed prior to their departure. As regards Malte Peters, M.D., the overall target achievement of 130% was decisive.

The individual target achievement resulted in a final number of exercisable performance shares (original number of performance shares multiplied with the individual target achievement) as follows:

Management Board member	Original number of performance shares	Target achievement	Final number of performance shares	Quantitative change

Malte Peters, M.D.	3,187	130.00%	4,143	956
Simon Moroney Ph.D.	4,864	200.00%	9,728	4,864
Marlies Sproll Ph.D.	2,390	200.00%	4,780	2,390
Jens Holstein	3,187	173.33%	5,524	2,337
Markus Enzelberger, Ph.D.	2,047	200.00%	4,094	2,047
Malte Peters, M.D., and all former members of the Management Board, which were granted performance shares under the Performance Share Plan 2017, have exercised the performance shares they were granted during the exercise period from April 14, 2021, until October 13, 2021, following the expiry of the waiting period on March 31, 2021. The performance shares were settled in treasury shares of the Company. The other current members of the Management Board were not members of the Company’s Management Board at the time the performance shares were issued under the Performance Share Plan 2017. As a result, no performance shares under this plan became exercisable for these Management Board members in the 2021 financial year.

Performance Share Unit Program 2021
In the 2021 financial year, Management Board members were granted a total of 54,232 performance share units under the Company’s Performance Share Unit Program 2021. Upon the expiry of the four-year waiting period and subject to the achievement of the defined performance targets, the performance share units will be at the election of the Company settled either in cash or through the transfer of treasury shares of the Company, or by a combination of both.

The following table shows the performance share units allocated to Management Board members in the 2021 financial year:

Management Board member	Allocation amount in € thousands	Allocation price (in €)	Number of allocated PSUs	Maximum number of final PSUs

Jean-Paul Kress, M.D.	1,808	81.02	22,315	44,630
Sung Lee	1,201	81.02	14,824	29,648
Malte Peters, M.D.	693	81.02	8,547	17,094
Roland Wandeler, Ph.D.	693	81.02	8,547	17,094

*The allocation of performance share units to Sung Lee includes 6,277 performance share units granted to him upon joining the Management Board of MorphoSys AG.
The performance targets for the Performance Share Unit Program 2021 as defined by the Supervisory Board are the absolute share price development of the MorphoSys share as well as the relative share price development of the MorphoSys share compared to the development of the EURO STOXX Total Market Pharmaceuticals & Biotechnology and one ESG target, the workforce engagement within MorphoSys Group compared to the beginning of the four-year waiting period and compared to a benchmark value as predefined by the Supervisory Board. Within the overall target achievement at the end of the waiting period, the performance target of the absolute and the relative share price performance are each weighted with 40% and the ESG target is weighted with 20%.

Absolute Share Price Performance
The absolute performance of MorphoSys AG shares is measured by comparing the average closing price of the MorphoSys AG shares in Xetra trading on the Frankfurt Stock Exchange during the 30 trading days prior to the beginning of the four-year waiting period and the three months prior to the end of the four-year waiting period. If the share price declines during the four-year waiting period, the degree of target achievement for the absolute share price performance target is 0%. If the share price performance of the shares of MorphoSys AG during the waiting period is 0%, the degree of target achievement of the performance target is 50%. Thereafter, the degree of target achievement increases linearly. If the MorphoSys AG share price increases by 32% during the four-year waiting period, the degree of target achievement is 100%. If the share price increases by 64% during the four-year waiting period, the degree of target achievement is 150%. If the share price increases by 96% during the four-year waiting period, the degree of target achievement is 200%. A further increase of the degree of target achievement is not possible (cap). Within the overall target achievement, the absolute share price performance is weighted with 40%.

Absolute share price performance

Target achieve-
ment in %
200
150
100
50
0
-20
0
20
40
60
80
100
Absolute share price
performance in %

Relative Share Price Development
The relative performance of MorphoSys AG shares is measured by comparing the performance of the MorphoSys AG share price during the waiting period to the performance of the EURO STOXX Total Market Pharmaceuticals & Biotechnology index as the benchmark index. The relevant stock exchange price for MorphoSys AG shares is the average closing price of the shares in Xetra trading on the Frankfurt Stock Exchange during the 30 trading days prior to the beginning of the four-year waiting period and the three months prior to the end of the four-year waiting period. The relevant share price of the EURO STOXX Total Market Pharmaceuticals & Biotechnology index is the average closing price of this index during the 30 trading days prior to the beginning of the four-year waiting period and the three months prior to the end of the four-year waiting period. If the MorphoSys AG share price declines compared to the benchmark index during the four-year waiting period, the degree of target achievement of the relative share price performance target is 0%. If MorphoSys AG’s share price performance is 0% compared to the benchmark index, the degree of target achievement of the performance target is 100%. Thereafter, the degree of target achievement increases linearly. If the share price of MorphoSys AG increases by 32% versus the benchmark index, the degree of target achievement is 150%. If the share price of MorphoSys AG increases by 64% versus the benchmark index, the degree of target achievement is 200%. A further increase in the degree of target achievement is not possible (cap). Within the overall target achievement, the relative share price performance is weighted at 40%.

Relative share price performance

Target achieve-
ment in %
200
150
100
50
0
-20
0
20
40
60
Relative share price
performance in %

Development of the Workforce Engagement within the MorphoSys Group
In addition to the absolute and relative share price performance targets, the Supervisory Board has also defined the development of the workforce engagement within the MorphoSys Group during the waiting period as a non-financial target weighted at 20% within the overall target achievement for the Performance Share Unit Program 2021. The target achievement is evaluated as follows:

Absolute Workforce Engagement
For the performance target of absolute workforce engagement, the workforce engagement of the MorphoSys Group at the beginning of the waiting period is compared to the workforce engagement at the end of the four-year waiting period. If the workforce engagement declines during the waiting period, the target achievement for the absolute workforce engagement is 0%. If the workforce engagement increases by 5% during the waiting period, the target achievement for the absolute workforce engagement is 100%. If the workforce engagement increases by 10%, the target achievement for absolute workforce engagement is 150%. And, finally, if the workforce engagement increases by 15%, the target achievement is 200%. A further increase in the degree of target achievement is not possible (cap). Between the percentage points, the target achievement increases linearly. Within the workforce engagement target, the absolute workforce engagement is weighted with 50%.

Absolute increase in workforce engagement

Target achievement in %
200
150
100
50
0
-5
0
5
10
15
20
Absolute increase in workforce engagement in %

Relative Workforce Engagement
For the relative workforce engagement target, the MorphoSys Group’s workforce engagement at the end of the four-year waiting period is compared to a benchmark of 55% set by the Supervisory Board. If the workforce engagement at the end of the waiting period is below 55%, the target achievement for the relative workforce engagement is 0%. If the workforce engagement at the end of the waiting period is 55%, the target achievement for the relative workforce engagement is 50%. If the workforce engagement is 65% at the end of the waiting period, the target achievement for the relative workforce engagement is 100%. If the workforce engagement is 75% at the end of the waiting period, the target achievement for the relative workforce engagement is 200%. A further increase in the degree of target achievement is not possible (cap). Between the percentage points, the target achievement increases linearly. Within the workforce engagement target, the relative workforce engagement is weighted with 50%.

Relative increase in workforce engagement

Target achievement in %
200
150
100
50
0
50
55
60
65
70
75
80
Relative increase in workforce engagement in %

The overall target achievement for the 2021 Performance Share Unit Program, including the resulting final number of performance share units and the payout amount, will be disclosed in the remuneration report for the 2025 financial year.
IV.Further Remuneration Provisions
Compliance with the Maximum Remuneration
The maximum remuneration as defined in the Remuneration System 2021 does not yet apply to the current members of the Management Board. Nevertheless, there are maximum limits for the annual bonus and the Performance Share Unit Program 2021. The maximum limit for the annual bonus was not exceeded in the 2021 financial year, and the Company ensures that the defined maximum limit for the Performance Share Unit Program 2021 will also not be exceeded.

Compliance with the maximum remuneration will be reported for the first time for the members of the Management Board Jean-Paul Kress, M.D., and Malte Peters, M.D., in the remuneration report for the 2022 financial year.

Malus and Clawback Provisions
Currently, only the service agreement of Management Board member Sung Lee and the terms and conditions of the Performance Share Unit Program 2021 provide for malus and clawback provisions entitling the Company to withhold or reclaim variable remuneration, in particular in the event of compliance violations or breaches of legal obligations. The Company had no reason to make use of this possibility in the 2021 financial year.

Benefits upon Termination of the Service Agreements
Severance Provisions

The service agreements of the Management Board members contain severance provisions that comply with the requirements of the German Corporate Governance Code. In the event of the premature termination of a Management Board member’s service agreement, payments by the Company to the Management Board member, including fringe benefits, shall not exceed the value of two years’ annual remuneration (severance payment cap) and shall compensate no more than the remaining term of the service agreement. If the service agreement is terminated for good cause for which the Management Board member is responsible, no payments will be made to the Management Board member. The severance payment cap is calculated on the basis of the total remuneration for the previous full financial year and, where appropriate, also the expected total remuneration for the current financial year.

On the occasion of his departure from the Company with effect as of the end of December 31, 2021, Roland Wandeler, Ph.D., secured a severance payment in the amount of € 806,296, payable in 16 monthly installments. Further, all of the 16,908 Performance Share Units that have been granted to him became fully vested.

Change of Control
In the event of a change of control, Management Board members may terminate their service agreements by giving three months’ notice against payment of a severance payment. In the case of Jean-Paul Kress, M.D., and Malte Peters, M.D., the amount of the severance payment equals the amount of the fixed base salary and annual bonus still outstanding until the regular end of the service agreement and at least 200% of the gross annual fixed salary and annual bonus. Under the service agreement of Sung Lee, severance payments in the event of an early termination of his service agreement in case of a change of control are limited to the above severance payment cap in accordance with the new requirements of the German Corporate Governance Code.

Further, in the event of a change of control, all stock options, performance share units and performance shares that have been granted will vest with immediate effect and may be exercised upon the expiry of their respective waiting periods.

Non-Compete Clause
With all members of the Management Board, non-compete clauses for a period of six months after their departure have been agreed upon. In return, MorphoSys AG is required to pay remuneration in the amount of 100% of the annual base salary for the duration of the non-compete clause following the termination of the service agreement. In the case of Jens Holstein and Roland Wandeler, Ph.D., however, the Company has waived the agreed non-compete clauses.

V.Individual Disclosure of Management Board Remuneration for the 2021 Financial Year

Target Remuneration of the Current Management Board Members for the 2021 Financial Year
The following table shows the respective target remuneration for Management Board members for the 2021 financial year. This includes the target remuneration defined for the 2021 financial year, which will be granted in the case the target is fully (100%) achieved. Target remuneration is based on the assumption of continued service of all members of the Management Board throughout the entire 2021 financial year.

			Jean-Paul Kress, M.D.				Sung Lee
			Chief Executive Officer				Chief Financial Officer
			2021		2020		2021		2020

			in € thou-sands	in % of total	in € thou-sands	in % of total	in € thou-sands	in % of total	in € thou-sands	in % of total
Fixed remuneration		Base compensation	770.0	22.9%	723.3	24.0%	466.1	22.2%	—	—
	+	Fringe benefits	170.0	5.1%	216.3	7.2%	104.7	5.0%	—	—
	+	Pension contributions	0.0	0.0%	0.0	0.0%	0.0	0.0%	—	—
		Total	940.0	27.9%	939.6	31.1%	570.8	27.2%	—	—
Variable remuneration	+	Short-term incentive (STI)
		Bonus	616.0	18.3%	578.7	19.2%	326.3	15.6%	—	—
	+	Long-term incentive (LTI)
		PSUP	1,808.0	53.7%	600.0	19.9%	1,201.0	57.2%	—	—
		SOP	—	—	900.0	29.8%	—	—	—	—
		Total target remuneration	3,364.0	100.0%	3,018.3	100.0%	2,098.0	100.0%	—	—

			Malte Peters, M.D.				Roland Wandeler, Ph.D.*
			Chief Research and Development Officer				Chief Operating Officer
			2021		2020		2021		2020

			in € thou-sands	in % of total	in € thou-sands	in % of total	in € thou-sands	in % of total	in € thou-sands	in % of total
Fixed remuneration		Base compensation	504.9	31.2%	480.5	30.5%	472.0	27.5%	465.0	26.3%
	+	Fringe benefits	36.1	2.2%	31.5	2.0%	194.6	11.3%	53.7	3.0%
	+	Pension scheme	33.0	2.0%	33.0	2.1%	27.3	1.6%	22.4	1.3%
		Total	574.0	35.4%	545.0	34.6%	693.9	40.4%	541.2	30.6%
Variable remuneration	+	Short-term incentive (STI)
		Bonus	353.4	21.8%	336.4	21.4%	330.4	19.2%	325.5	18.4%
	+	Long-term incentive (LTI)
		PSUP	692.5	42.7%	277.0	17.6%	692.5	40.3%	899.6	50.9%
		SOP	—	—	415.5	26.4%	—	—	—	—
		Total target remuneration	1,619.9	100.0%	1,573.9	100.0%	1,716.8	100.0%	1,766.3	100.0%

* On the occasion of his appointment as member of the Management Board in the 2020 financial year, Roland Wandeler, Ph.D., received a sign-on bonus totaling US$ 500 thousand (US$ 400 thousand in May 2020 and US$ 100 thousand in May 2021), which is not included in the table.
Remuneration Awarded and Due to Current Management Board Members in the 2021 Financial Year Pursuant to Section 162 AktG
The following tables present the fixed and variable remuneration components awarded and due to the current Management Board members in the 2020 and 2021 financial years in accordance with Section 162 (1) sentence 1 AktG. The tables include all remuneration amounts actually received by the individual Management Board members in these financial years (“awarded”) and all remuneration legally due but not yet received (“due”).

The amount of the annual bonus (STI) for the 2021 financial year will be determined and paid out during the 2022 financial year and will therefore be included in the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2022 financial year. In contrast, the remuneration awarded and due within the meaning of Section 162 (1) sentence

1 AktG in the 2021 financial year also includes the annual bonus for the 2020 financial year which was paid out in February 2021.

Furthermore, in the 2021 financial year, the stock options and performance shares granted in the 2017 financial year became exercisable. The value (in €) of the quantitative change of the number of stock options, i.e. the difference between the final and the originally granted number of stock options, is attributed to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG, based on the fair value of the stock options at the time of their grant in the 2021 financial year. Further, the value of the MorphoSys shares transferred to fulfill the performance shares which became exercisable and were exercised during the 2021 financial year is attributed to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG, based on the share price of the MorphoSys AG share at the time of the transfer of the shares.

In addition to the remuneration amounts, the relative percentage share of total remuneration of all fixed and variable remuneration components is also disclosed in accordance with Section 162 (1) sentence 2 no. 1 AktG. These relative percentage shares relate to the remuneration components awarded and due within the meaning of Sec. 162 (1) sentence 1 AktG in the respective financial year.

			Jean-Paul Kress, M.D.*				Sung Lee
			Chief Executive Officer				Chief Financial Officer
			2021		2020		2021		2020

			in € thou-sands	in % of total	in € thou-sands	in % of total	in € thou-sands	in % of total	in € thou-sands	in % of total
Fixed remuneration		Base compensation	770.0	39.8%	723.3	23.8%	425.9	87.2%	—	—
	+	Fringe benefits	170.0	8.8%	1,216.3	40.1%	62.8	12.8%	—	—
	+	Pension contributions	0.0	0.0%	0.0	0.0%	0.0	0.0%	—	—
	=	Total	940.0	48.6%	1,939.6	63.9%	488.6	100.0%	—	—
Variable remuneration	+	Short-term incentive (STI)
		Bonus	995.3	51.4%	196.0	—	—	—	—	—
	+	Long-term incentive (LTI)
		PSUP	—	—	—	—	—	—	—	—
		SOP	—	—	900.0	—	—	—	—	—
		PSP (closeout value)	—	—	—	—	—	—	—	—
		SOP (closeout value)	—	—	—	—	—	—	—	—
	=	Total remuneration as defined by Section 162 AktG	1,935.3	100.00%	3,035.6	100.00%	488.6	100.0%	—	—

			Malte Peters, M.D.*				Roland Wandeler, Ph.D.**
			Chief Research and Development Officer				Chief Operating Officer
			2021		2020		2021		2020

			in € thou-sands	in % of total	in € thou-sands	in % of total	in € thou-sands	in % of total	in € thou-sands	in % of total
Fixed remuneration		Base compensation	504.9	33.4%	480.5	26.6%	471.9	42.3%	302.3	44.7%
	+	Fringe benefits	36.1	2.4%	531.5	29.4%	279.2	25.0%	373.7	55.3%
	+	Pension contributions	33.0	2.2%	33.0	1.8%	0.0	0.0%	0.0	0.0%
	=	Total	574.0	38.0%	1,045.0	57.8%	751.0	67.4%	676.0	100.0%
Variable remuneration	+	Short-term incentive (STI)
		Bonus	578.6	38.3%	347.5	19.2%	363.9	32.6%	—	—
	+	Long-term incentive (LTI)
		PSUP	—	—	—	—	—	—	—	—
		SOP	—	—	415.5	23.0%	—	—	—	—
		PSP (closeout value)	312.1	20.7%	—	—	—	—	—	—
		SOP (closeout value)	45.5	—	—	—	—	—	—	—
	=	Total remuneration as defined by Section 162 AktG	1,510.2	100.0%	1,808.0	100.0%	1,115.0	100.0%	676.0	100.0%

* The fringe benefits for Jean-Paul Kress M.D. and Malte Peters M.D. include a special bonus of € 1,000,000 and € 500,000, respectively, in 2020.
** The remuneration of Roland Wandeler, Ph.D., is fully paid by MorphoSys US Inc. 30% of the remuneration are attributable to his position as member of the Management Board of the Company and 70% are attributable to his position as Chief Commercial Officer of MorphoSys US Inc. The fringe benefits include a Sign-On Bonus.

Remuneration Awarded and Due to Former Management Board Members in the 2021 Financial Year Pursuant to Section 162 AktG

The following table shows the remuneration awarded and due within the meaning of Section 162 (1) para. 1 sentence 1 AktG to the former members of the Management Board. In accordance with Section 162 (5) AktG, personal information regarding former members of the Management Board will not be disclosed if they left the Management Board prior to December 31, 2011.

			Simon Moroney Ph.D. (until August 2019)		Jens Holstein* (until November 2020)		Markus Enzelberger, Ph.D. (until February 2020)		Marlies Sproll Ph.D.** (until October 2017)
			in € thousands	in % of total	in € thousands	in % of total	in € thousands	in % of total	in € thousands	in % of total
Fixed and variable remuneration	Bonus		—	—%	567.0	17.0%	68.4	25.5%	—	—%
	Other		—	—%	2,309.0	69.2%	—	—%	—	—%
	LTI	PSP	716.8	91.2%	414.2	12.4%	170.9	63.6%	190.2	84.8%
		SOP	69.5	8.8%	45.5	1.4%	29.3	10.9%	34.1	15.2%
	Total		786.3	100.0%	3335.8	100.0%	268.6	100.0%	224.4	100.0%

* For Jens Holstein, a severance payment of € 2,300.0 thousand is included in Other.
** The Management Board activities of Marlies Sproll were suspended in the period from April 15, 2017 to October 31, 2017. Stock options and performance shares were therefore only granted on a pro rata basis in the 2017 financial year.
c.Remuneration of the Members of the Supervisory Board

The Company’s Annual General Meeting on May 19, 2021, adopted a remuneration system for the Supervisory Board.

In addition to reimbursement of their expenses, Supervisory Board members receive an annual fixed base remuneration amounting to € 98,210.00 for the chair of the Supervisory Board, € 58,926.00 for the deputy chair, and € 39,284.00 for all other members of the Supervisory Board.

In addition, the chair of the Supervisory Board receives € 4,000.00 for each Supervisory Board meeting chaired, and the other Supervisory Board members receive € 2,000.00 for each Supervisory Board meeting attended. For committee work, the chair of the Audit Committee receives € 18,000.00, the chair of another committee receives € 12,000.00, and the other committee members each receive € 6,000.00. Committee members also receive € 1,200.00 for each committee meeting attended. Depending on the domicile of the Supervisory Board member and the location of the Supervisory Board meeting, a lump-sum expense allowance of € 2,000.00 may be paid in addition.

In the 2021 financial year, the members of the Supervisory Board received a total of € 625,872.

The fixed annual base remuneration and the remuneration for work on committees are due and payable to Supervisory Board members in equal quarterly installments. Attendance fees and expense allowances for participation in Supervisory Board meetings are due and payable at the end of each calendar year in which the respective meetings took place.

		Base compensation		Committee compensation		Attendance fee		Total remuneration
		in € thousands	in % of total	in € thousands	in % of total	in € thousands	in % of total	in € thousands
Marc Cluzel, M.D., Ph.D	2021	98.2	59.5%	6.0	3.6%	60.8	36.8%	165.0
	2020	98.2	61.1%	6.0	3.7%	56.4	35.1%	160.6
George Golumbeski, Ph.D.	2021	58.9	57.7%	12.0	11.8%	31.2	30.6%	102.1
	2020	53.3	55.5%	12.0	12.5%	30.8	32.0%	96.1
Krisja Vermeylen	2021	39.3	39.7%	18.0	18.2%	41.6	42.1%	98.9
	2020	39.3	41.1%	18.0	18.8%	38.4	40.1%	95.7
Michael Brosnan	2021	39.3	44.1%	18.0	20.2%	31.8	35.7%	89.1
	2020	39.3	45.8%	18.0	21.0%	28.4	33.1%	85.7
Sharon Curran	2021	39.3	52.6%	6.0	8.0%	29.4	39.4%	74.7
	2020	39.3	52.2%	6.0	8.0%	30.0	39.8%	75.3
Wendy Johnson	2021	39.3	40.9%	12.0	12.5%	44.8	46.6%	96.1
	2020	39.3	44.2%	10.3	11.6%	39.2	44.2%	88.8

d.Comparison of Remuneration and Earnings Development
Pursuant to Section 162 (1) sentence 2 no. 2 AktG, the following table presents the earnings development of MorphoSys AG, the annual change in the remuneration of the members of the Management Board and the Supervisory Board, and the annual change in the average remuneration of the employees of MorphoSys AG on a full-time equivalent basis over the last five financial years. With regard to the financial years 2016 to 2019, the average remuneration of the Management Board and the Supervisory Board members is based on the remuneration disclosed in the remuneration report for the respective financial year, whereas for the financial years 2020 and 2021 the remuneration awarded and due within the meaning of Section 162 para. 1 sentence 1 AktG in the respective financial year was used.

The development of earnings is presented by using the net profit/loss of MorphoSys AG for the year as performance indicator.

The average employee remuneration is calculated based on MorphoSys AG’s workforce in Germany, which had an average of 431 active employees (full-time equivalents, excluding trainees) in the 2021 financial year.

The average employee remuneration includes personnel expenses for wages and salaries, fringe benefits, employer contributions to social security, any short-term variable remuneration components attributable to the financial year, as well as amounts of share-based remuneration.

The employee remuneration therefore corresponds, in principle, to remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in accordance with the remuneration of the Management Board and the Supervisory Board.

Financial year	2016	change	2017	change	2018	change	2019	change	2020	change	2021

Company earnings performance (in € thousands)
Net profit/loss	(60,210.2)	(10.1)%	(66,272.2)	(1.1)%	(67,033.8)	(23.9)%	(83,078.5)	(30.7)%	(108,622.3)	(185.8)%	(310,482.2)
Average employee remuneration (in € thousands)
Average remuneration	93.4	22.4%	114.3	(7.5)%	105.7	(3.3)%	102.3	10.8%	113.3	17.6%	133.2
Management Board remuneration (in € thousands)
Jean-Paul Kress, M.D.	—	-	—	-	—	-	3,567.9	(14.9)%	3,035.6	(36.2)%	1,935.3
Sung Lee	—	-	—	-	—	-	—	-	—	***	488.6
Malte Peters, M.D.	—	-	1,518.3	4.9%	1,592.2	13.9%	1,813.2	(0.3)%	1,808.0	(16.5)%	1,510.2
Roland Wandeler, Ph.D.	—	-	—	-	—	-	—	-	676.0	64.9%	1,115.0
Former Management Board members (in € thousands)
Simon Moroney, Ph.D. (until August 31, 2019)	1,448.5	19.0%	1,723.6	32.3%	2,280.8	13.9%	2,596.7	(14.9)%	2,209.8	(64.4)%	786.3
Jens Holstein (until November 13, 2020)*	1,000.8	24.8%	1,249.3	32.5%	1,655.5	12.9%	1,869.3	83.6%	3,432.7	(2.8)%	3,335.8
Markus Enzelberger, Ph.D. (until February 29, 2020)	—	-	1,029.8	33.6%	1,376.1	6.2%	1,461.8	(55.7)%	647.6	(58.5)%	268.6
Marlies Sproll, Ph.D. (until October 31, 2017)**	967.1	(24.7)%	728.6	(100.0)%	—	-	—	-	—	-	224.4
Arndt Schottelius M.D., Ph.D. (until February 28, 2017)	967.2	(78.9)%	204.0	(100.0)%	—	-	—	-	—	-	—

* For Jens Holstein, a severance payment of €2,300.0 thousand is included in 2021.
** The Management Board activities of Dr. Marlies Sproll were suspended in the period from April 15, 2017 to October 31, 2017.
*** The display of a change to fiscal 2020 is not possible due to the entry of Sung Lee in February 2021.

Financial year	2016	change	2017	change	2018	change	2019	change	2020	change	2021
Company earnings development (in € thousands)
Net profit/loss	(60,210.2)	(10.1)%	(66,272.2)	(1.1)%	(67,033.8)	(23.9)%	(83,078.5)	(30.7)%	(108,622.3)	(185.8)%	(310,482.2)
Average employee remuneration (in € thousands)
Average remuneration	93.4	22.4%	114.3	(7.5)%	105.7	(3.3)%	102.3	10.8%	113.3	17.6%	133.2
Supervisory Board remuneration (in € thousands)
Marc Cluzel, M.D., Ph.D	86.8	(9.0)%	79.0	38.2%	109.1	36.2%	148.6	8.1%	160.6	2.7%	165.0
George Golumbeski, Ph.D.	—	—%	—	—%	54.2	53.0%	82.9	16.0%	96.1	6.2%	102.1
Krisja Vermeylen	—	—%	45.0	65.3%	74.3	20.7%	89.7	6.7%	95.7	3.3%	98.9
Michael Brosnan	—	—%	—	—%	47.6	79.3%	85.3	0.5%	85.7	4.0%	89.1
Sharon Curran	—	—%	—	—%	—	—%	39.4	91.1%	75.3	(0.8)%	74.7
Wendy Johnson	80.0	5.3%	84.2	(0.7)%	83.6	(0.4)%	83.2	6.7%	88.8	8.2%	96.1
Former Supervisory Board members (in € thousands)
Frank Morich, M.D. (until April 2020)	84.0	(4.3)%	80.4	4.7%	84.2	24.1%	104.5	(68.8)%	32.6	(100.0)%	—
Karin Eastham (until May 2017)	76.6	(55.1)%	34.4	(100.0)%	—	—%	—	—%	—	—%	—
Dr. Metin Colpan (until May 2012)	—	—%	—	—%	—	—%	—	—%	—	—%	—
Klaus Kühn (until May 2018)	67.6	0.9%	68.2	(64.6)%	24.1	(100.0)%	—	—%	—	—%	—
Dr. Walter Blättler (until August 2015)	—	—%	—	—%	—	—%	—	—%	—	—%	—
Dr. Daniel Camus (until August 2015)	—	—%	—	—%	—	—%	—	—%	—	—%	—
Dr. Geoffrey Vernon (until August 2015)	—	—%	—	—%	—	—%	—	—%	—	—%	—

e.Other Disclosures
MorphoSys maintains directors and officers liability insurance for Management Board members. This insurance covers the personal liability risk in the event that claims are made against members of the Management Board for pecuniary loss in the course of their duties. The insurance includes a deductible for Management Board members that complies with the requirements of the German Stock Corporation Act.

f.Supplementary Notes
This report is also available in German. In the event of any discrepancies, the German version shall be authoritative.
C.Board Practices
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
Further, the Company has established the so-called Executive Committee. Under the leadership of the Chief Executive Officer of the Company, the Executive Committee is responsible for strategy development, the operational management of the

Company and the achievement of its objectives and results. It shall prepare decisions for the resolutions of the Management Board and adopt decisions together with the Management Board, unless they fall within the sole competence of the Management Board by virtue of the law or a resolution of the Supervisory Board. The Executive Committee consists of the members of the Management Board and senior leadership persons of the Company from the core areas of the Company such as Business Development & Licensing und Alliance Management, Technical Operations, Human Resources as well as Legal, Compliance & Intellectual Property. Currently, besides the members of the Management Board, the members of the Executive Committee are Barbara Krebs-Pohl, Ph.D. (Senior VP, Head of Global BD&L and Alliance Management), Daniel Palmacci (Senior VP, Global Head of Technical Operations), Maria Castresana (Senior VP, Global Head of Human Resources), Charlotte Lohmann (Senior VP, General Counsel, Legal, Compliance & IP) and Joe Horvart (US General Manager).
Meetings of the Executive Committee in general take place weekly and at least every two weeks and at any time required in the interest of the Company. Management Board meetings shall in general take place at least once per month and if this is required in the interest of the Company and are chaired by the Chief Executive Officer. During these meetings, resolutions are passed concerning dealings and transactions that, under the bylaws, require the approval of the entire Management Board. At least half of the Management Board’s members must be present to pass a resolution. Management Board resolutions are passed by a simple majority and, in the event of a tied vote, the Chief Executive Officer’s vote decides. For material events, each Management Board or Supervisory Board member can call an extraordinary meeting of the entire Management Board. Management Board resolutions can also be passed outside of meetings by an agreement made orally, by telephone or in writing (also by e-mail). Minutes are taken of each meeting of the full Management Board, are submitted for approval to the full Management Board and for signature by the Chief Executive Officer at the following meeting.
In addition to the regularly scheduled meetings, Management Board strategy workshops are also held for developing and prioritizing the Group-wide strategic objectives.
The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Group’s position, risk management and other compliance issues. Extraordinary meetings of the Supervisory Board are also called for material events. The Management Board involves the Supervisory Board in the strategy, planning and all fundamental Company issues. In addition to regular Supervisory Board meetings, a strategy meeting generally takes place between the Management Board and Supervisory Board once annually to discuss our strategic direction. The Management Board’s bylaws specify that material business transactions require the approval of the Supervisory Board. Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2021 financial year can be found in the Report of the Supervisory Board.
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
The members of the Science and Technology Committee also serve as members of the Ad-Hoc Committee, which meets in this capacity if necessary. In the reporting year, the Ad-Hoc Committee dealt with the aquisition of Constellation.

Audit Committee
The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual statutory and consolidated financial statements, the activities of the auditor and internal control functions, such as risk management, compliance and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the election at the Annual General Meeting of an independent auditor. The members of the Audit Committee are Michael Brosnan (Chair), Sharon Curran and Krisja Vermeylen. Currently, Michael Brosnan meets the prerequisite of an independent financial expert.
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
In line with Section C.14 of the German Corporate Governance Code, the Supervisory Board members’ biographies are published on our website under About us—Leadership—Supervisory Board.
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
Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years. Our corporate governance is detailed in the Statement on Corporate Governance pursuant to Section 289f HGB and the Group Statement on Corporate Governance pursuant to 315d HGB. The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices and a description of the Management Board and Supervisory Board’s working practices. Additional information can be found in the Corporate Governance Report of the 2021 Annual Report.
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
D.Employees
On December 31, 2021, the MorphoSys Group had 732 employees (December 31, 2020: 615). The MorphoSys Group employed an average of 678 employees in 2021 (2020: 564).
Of the current 732 employees, 7 worked in production, 504 in research and development, 127 in general and administrative positions and 94 in sales and marketing. All of these employees are based at our locations in Germany and the United States. We do not have collective wage agreements with our employees, and there were no employee strikes during the reporting year.
At the end of the reporting year 2021, our workforce comprised employees representing 43 different nationalities (2020: 39).
E.Share Ownership
The members of the Management Board and the Supervisory Board hold more than 1% of the shares issued by the Company. All shares, performance shares and stock options held by each member of the Management Board and the Supervisory Board are listed below.
Directors’ Holdings
Ordinary Shares

	1/1/2021	Additions	Sales	12/31/2021
Management Board
Jean-Paul Kress, M.D.	0	0	0	0
Sung Lee [1]	—	2,250	0	2,250
Malte Peters, M.D.	3,313	4,143	0	7,456
Roland Wandeler, Ph.D. [2]	0	0	0	0
Total	3,313	6,393	0	9,706
Supervisory Board
Marc Cluzel, M.D., Ph.D	750	250	0	1,000
Michael Brosnan	0	5,000	0	5,000
Sharon Curran	0	0	0	0
George Golumbeski, Ph.D.	0	0	0	0
Wendy Johnson	500	63	0	563
Krisja Vermeylen	350	650	0	1,000
Total	1,600	5,963	0	7,563
Stock Options

	1/1/2021	Additions	Forfeitures	Exercises	12/31/2021
Management Board
Jean-Paul Kress, M.D.	81,989	0	0	0	81,989
Sung Lee [1]	—	0	0	0	0
Malte Peters, M.D.	33,110	0	0	0	33,110
Roland Wandeler, Ph.D. [2]	0	0	0	0	0
Total	115,099	0	0	0	115,099

Performance Shares

	1/1/2021	Additions	Adjustment due to Performance Criteria [3]	Forfeitures	Allocations [4]	12/31/2021
Management Board
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Sung Lee [1]	—	0	0	0	0	0
Malte Peters, M.D.	9,047	0	(1,799)	0	(4,143)	3,105
Roland Wandeler, Ph.D. [2]	0	0	0	0	0	0
Total	9,047	0	(1,799)	0	(4,143)	3,105
1    Sung Lee has joined the Management Board of MorphoSys AG on February 2, 2021.
2    Roland Wandeler, Ph.D., resigned as a member of the Management Board with effect from the end of December 31, 2021. Changes in the number of shares after his departure from the Management Board are not presented.
3    Adjustments based on determined performance criteria. For performance criteria that have not yet been met, 100 % target achievement is assumed.
4    Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year vesting period.
The members of our Supervisory Board do not hold stock options, convertible bonds or performance shares.
A detailed description of the stock option plans and long-term-incentive programs granted to members of our Management Board can be found in the Notes (sections 8.1 and 8.3).
Item 7. Major Shareholders and Related Party Transactions

A.Major Shareholders
The following table sets forth information, as of February 25, 2022, regarding the beneficial ownership of our ordinary shares for:
•members of our Supervisory Board;
•members of our Management Board;
•members of our supervisory and Management Boards as a group; and
•each person who has reported to us that such person beneficially owns 3% or more of our outstanding ordinary shares pursuant to applicable German law or 5% or more of our outstanding shares pursuant to applicable U.S. law.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 25, 2022. The percentage of shares beneficially owned is computed on the basis of 34,231,943 issued shares as of February 25, 2022. Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
Except as otherwise indicated in the table below, the address of each of the directors, executive officers and named beneficial owners is Semmelweisstrasse 7, 82152 Planegg, Germany.

Shareholders with 3% or more	Numbers	%
JP Morgan Chase & Co (1)	2,275,456	6.65%
Baillie Gifford & Co (2)	2,048,414	6.23%
The Goldman Sachs Group, Inc. (3)	1,814,453	5.30%
T. Rowe Price Group, Inc. (4)	1,559,758	3.94%
Royalty Pharma Investments 2019 ICAV (5)	1,337,552	3.91%
T. Rowe Price International Funds, Inc.(6)	1,160,994	3.53%
BlackRock Inc.(7)	1,196,110	3.49%
Ministry of Finance on behalf of the State of Norway (8)	1,020,786	3.10%
Members of Supervisory Board and Management Board
Jean-Paul Kress, M.D.	0	*
Sung Lee	2,250	*
Malte Peters, M.D.	7,456	*
Marc Cluzel, M.D., Ph.D	2,500	*
Michael Brosnan	5,000	*
Sharon Curran	0	*
George Golumbeski, Ph.D.	0	*
Wendy Johnson	563	*
Krisja Vermeylen	1,000	*
Members of Supervisory Board and Management Board (as a group)	18,769	*
 * Indicates holdings of less than 1%
(1)The information is based solely on a notification provided by JPMorgan Chase & Co. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on February 23, 2022. The principal business address of JPMorgan Chase & Co. is 880 Powder Mill Rd., Wilmington, Delaware 19807, United States.
(2)The information is based solely on a notification provided by Baillie Gifford & Co. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on March 23, 2020. The principal business address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, United Kingdom.
(3)The information is based solely on a notification provided by The Goldman Sachs Group, Inc. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on December 14, 2021. The principal business address of The Goldman Sachs Group, Inc. is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware, United States
(4)The information is based solely on a notification provided by T. Rowe Price Group, Inc. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on February 21, 2022. The principal business address of T. Rowe Price Group is 100 East Pratt Street, Baltimore, Maryland 21202.
(5)The information is based solely on a notification provided by Royalty Pharma PLC pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on August 2, 2021. The principal business address of Royalty Pharma plc is The Pavilions, Bridgewater Road, Bristol, England, BS13 8AE.
(6)The information is based solely on a notification provided by T. Rowe Price International Funds, Inc. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on April 19, 2021. The principal business address of T. Rowe Price Group is 100 East Pratt Street, Baltimore, Maryland 21202.
(7)The information is based solely on a notification provided by BlackRock Inc. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on December 23, 2021. The principal business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.
(8)The information is based solely on a notification provided by Ministry of Finance on behalf of the State of Norway pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on June 25, 2020. The principal business address of Ministry of Finance on behalf of the State of Norway is Akersgata 40, 0180 Oslo, Norway.
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
B.Related Party Transactions
Since January 1, 2021, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our Supervisory or Management Boards, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in the “Directors, Senior Management and Employees” and “Major Shareholders” sections of this report.
C.Interests of Experts and Counsel
Not applicable.
Item 8.Financial Information

A.Consolidated Statements and Other Financial Information
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
Within the past twelve months, we have not been party to any litigation, arbitration proceedings or administrative proceedings that may have a material effect on our financial condition or profitability, and we are not aware of any such proceedings being pending or threatened. For further details also refer to Notes (section 7.2 Contingent Liabilities)
Dividend Distribution Policy
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
B.Significant Changes
A detailed description of the significant changes can be found in the Notes (section 9.5).

Item 9.The Offer and Listing

A.Offer and Listing Details
The ADS have been listed on Nasdaq Global Market under the symbol “MOR” since April 23, 2018. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on the Frankfurt Stock Exchange under the symbol “MOR” since March, 1999. Prior to that date, there was no public trading market for ADSs or our ordinary shares.
B.Plan of Distribution
Not applicable.
C.Markets
The ADS have been listed on Nasdaq Global Market under the symbol “MOR” since April 23, 2018 and our ordinary shares have been listed on the Frankfurt Stock Exchange under the symbol “MOR” since March 1999.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10. Additional Information

A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The information set forth in our Registration Statement on Form F-1 (File No. 333-223843), automatically effective upon filing with the SEC on March 22, 2018, under the heading “Description of Share Capital” as supplemented by the section titled “Description of Share Capital” in the final prospectus supplement on Form 424(b)(4) dated April 18, 2018 filed with the SEC on April 19, 2018 is incorporated herein by reference.
C.Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Business Overview” or elsewhere in this annual report.
D.Exchange Controls
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
E.Taxation
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
A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

•the beneficial owner of the ADSs (and the dividends paid with respect thereto);
•a U.S. holder;
•not also a resident of Germany for German tax purposes; and
•not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.
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
Based on the current composition of our income and valuation of our assets, we believe that we could be treated as a PFIC for the 2021 taxable year, and we may also be treated as a PFIC in any future taxable year. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change. In particular, the total value of our assets for purposes of the asset test generally will be calculated taking into account the market price of our ADSs or ordinary shares, which may fluctuate considerably. Fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position.
If we are classified as a PFIC for any taxable year during which a U.S. holder holds ADSs, unless the U.S. holder makes a “mark-to-market” election or a “qualified electing fund” election (as described below), the U.S. holder will generally be subject to special tax rules that have a generally penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for its ADSs), and (ii) any gain realized on the sale or other disposition of its ADSs.
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
We do not intend to make available the information necessary for a U.S. holder to make a “qualified electing fund” election. If a U.S. holder makes an effective qualified electing fund election, the U.S. holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. holder’s pro rata share of our earnings in excess of our net capital gains. However, a U.S. holder can only make a qualified electing fund lection with respect to ADSs of in a PFIC if such company agrees to furnish such U.S. holder with certain tax information annually. We cannot offer any assurance that we will make available the information necessary for a U.S. holder to make a “qualified electing fund” election.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
I.Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Market risk represents the risk that changes in market prices, such as foreign exchange rates, interest rates or equity prices, will affect the Group‘s results of operations or the value of the financial instruments held. The Group is exposed to both currency and interest rate risks.
Currency Risk
The consolidated financial statements are prepared in euros. Both revenues and expenses of the Group are incurred in euros and US dollars. Throughout the year, the Group monitors the necessity to hedge foreign exchange rates to minimize currency risk and addresses this risk by using derivative financial instruments.
The use of derivatives is subject to a Group guideline approved by the Management Board, which represents a written guideline for dealing with derivatives. In accordance with the Group's hedging policy, only highly probable future cash flows and clearly determinable receivables that can be realized within a period of twelve months are hedged. MorphoSys enters into foreign exchange option and forward exchange contracts to hedge its foreign exchange exposure arising from US dollar cash flows.
As of December 31, 2021, there was no unsettled foreign exchange forward agreement (December 31, 2020: no unsettled foreign exchange forward agreement; December 31, 2019: one unsettled foreign exchange forward agreements). The unrealized gross gains in prior years from foreign exchange forward agreements were recorded in the finance result in the respective years (2021: €0.0 million; 2020: €0.4 million; 2019: €0.4 million).

The financial liabilities from future payments to Royalty Pharma are dependent on future royalty income, which is determined on the basis of sales in US dollars. The transfer of assigned license revenues is settled in Euros. Refer to Note 5.19 for a sensitivity analysis on the impact of a change in the foreign exchange rate.
Different foreign exchange rates and their impact on financial assets and liabilities were simulated in a sensitivity analysis to determine the effects on profit or loss. Positive amounts would increase a consolidated net profit or decrease a consolidated net loss. Negative amounts would decrease a consolidated net profit or increase a consolidated net loss. The amounts for 2020 and 2019 have been adjusted compared with the 2020 financial reporting.

in million €	2021	2020	2019
Increase of the Euro by 10%	39.3	16.8	(8.7)
Decrease of the Euro by 10%	(48.0)	(25.6)	10.4
Interest Rate Risk
The Group’s risk exposure to changes in interest rates mainly relates to fixed-term deposits and corporate bonds. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these securities. The Group’s investment focus places the safety of an investment ahead of its return and the ability to plan future cash flows. Interest rate risks are limited because all securities can be liquidated within a maximum of two years and due to the mostly fixed interest rates during the term in order to ensure that planning is possible. In addition, changes in interest rates may affect the fair value of financial assets from collaborations.
Different interest rates and their effect on existing other financial assets with variable interest rates and on financial assets from collaborations were simulated in a sensitivity analysis in order to determine the effect on profit or loss. Positive amounts would increase a consolidated net profit or decrease a consolidated net loss. Negative amounts would decrease a consolidated net profit or increase a consolidated net loss.

in million €	2021	2020	2019
Increase of the variable Interest Rate by 0.5%	0.8	1.2	(0.3)
Decrease of the variable Interest Rate by 0.5%	(0.8)	(1.4)	0.3
The Group is currently not subject to significant interest rate risks from the account payables reported on the balance sheet.
Item 12.Description of Securities Other than Equity Securities
A.Debt Securities
On October 16, 2020, we placed unsubordinated, unsecured convertible bonds maturing on October 16, 2025 for a nominal amount of € 325.0 million, divided into 3,250 bonds with a par value of € 100,000 each. The convertible bonds were issued at 100% of their nominal amount and carry a semi-annual coupon of 0.625% per year.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depository Shares
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
PART II

Item 13. Defaults. Dividend Arrearages and Delinquencies
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
As of December 31, 2021, our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2021 is effective.
Management's evaluation of internal control over financial reporting did not include the internal control over financial reporting related to Constellation which was acquired by MorphoSys in 2021 in a purchase business combination due to a transition period outlined by the SEC staff for newly acquired businesses. Total assets and revenues for Constellation represent approximately 5% and 0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.
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
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.
Changes in Internal Control over Financial Reporting
We regularly review our system of internal control over financial reporting and make changes to our processes and systems to further strengthen controls and increase efficiency, while ensuring that we maintain an effective internal control environment.
During the fiscal year ended December 31, 2021, we implemented processes and controls in relation to the accounting of the purchase price allocation of the acquired business from Constellation and the accounting of the financing agreements with Royalty Pharma. Moreover, processes and controls were refined around the accounting assessment of tax related considerations for the aforementioned transactions.
Other than the aforementioned changes, there were no changes in our internal control over financial reporting (as required by Rules 13a 15(d) and 15d 15(d) of the Exchange Act) that occurred during the fiscal year ended December 31, 2021, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16B. Code of Ethics
We have adopted a written code of business conduct and ethics, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our Management Board members and employees. In 2021 we focused on full awareness and training of our workforce, including the many new employees who joined in the course of the year, with mandatory e-trainings. The full text of the code of conduct is available on our website at www.morphosys.com. If we make any amendment to our code of conduct or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.
Item 16C. Principal and Accountant Fees and Services
PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft has served as our independent registered public accounting firm for the years ending December 31, 2021 and 2020. The following table sets out the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers and their member firms and / or affiliates in 2021 and 2020:

Year ended December 31 (in 000' €)	2021	2020
Audit Fees	2,141	1,561
Fees for Other Assurance Services	116	70
Tax Service Fees	—	—
Other Fees for Other Services	2	2
Total	2,258	1,633

Audit fees relate to the audit of the financial statements as set out in this Annual Report, certain procedures on our quarterly results, audit of our internal control over financial reporting and services related to our statutory and regulatory filings of our subsidiaries.
Fees for other assurance services in 2021 and 2020 relate to services in connection with the non-financial group report as well as the audit of the content of the remuneration report.
The Audit Committee has approved the audit fees and all of the fees for other assurance services and other fees for other services for the years 2021 and 2020. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm. On a yearly basis, the Audit Committee pre-approves non-audit services performed by the independent registered public accounting firm up to a limit in line with EU regulation.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant's Certifying Accountant
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
Shareholder Approval Requirements. Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking any of the following transactions:
•acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power;
•entering into any change of control transaction;
•establishing or materially amending any equity compensation arrangement; and

•entering into any transaction other than a public offering involving the sale, issuance or potential issuance by us of shares (or securities convertible into or exercisable for shares) equal to 20% or more of our outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.
Consistent with the German Stock Corporation Act (Aktiengesetz), approval by the shareholders’ meeting is generally required for the issuance of any shares as well as any securities granting the respective holder the right to acquire shares (including options and convertibles).
Item 16H. Mine Safety Disclosure
Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.
PART III

Item 17.Financial Statements
Not applicable.
Item 18.Financial Statements
See pages F-1 through F-85 of this Annual Report on Form 20-F.
Item 19.Exhibits

Report of Independent Registered Public Accounting Firm
To the Supervisory Board and Stockholders of MorphoSys AG
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheet of MorphoSys AG and its subsidiaries (the “Company”) as of December 31, 2021 and 2020 and the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
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
As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Constellation Pharmaceuticals, Inc., USA, and its 100% subsidiary Constellation Securities Corporation, USA, (hereinafter jointly “Constellation”) from its assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by the Company in a purchase business combination during 2021. We have also excluded Constellation from our audit of internal control over financial reporting. Constellation is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 5% and 0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.
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
Subsequent measurement of the financial asset and the financial liability arising from the Incyte collaboration and license agreement
As described in Notes 2.7.1 and 5.18 to the consolidated financial statements, as of December 31, 2021, the Company has recorded a current financial asset from collaboration of € 16.7 million and a current and non-current financial liability from collaboration of € 514.4 million related to the collaboration and license agreement with Incyte Corporation, USA, (hereinafter “Incyte”). The financial asset represents MorphoSys’s current reimbursement claim against Incyte from the expected future losses associated with the US commercialization activities. The current and non-current financial liability represent Incyte’s prepaid entitlement to future profit sharing on sales of Monjuvi® (tafasitamab-cxix) in the US. The financial asset is subsequently measured at fair value through profit or loss and the financial liability at amortized cost using the effective interest method. The basis for the valuation is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the US for the years ahead. Management’s significant assumptions include the forecasted number of patients, the expectations on selling price and costs associated with the sale of Monjuvi® (tafasitamab-cxix) as well as the probability of cash outflows and inflows.
The principal considerations for our determination that performing procedures relating to the subsequent measurement of the financial asset and financial liability from the Incyte collaboration and license agreement is a critical audit matter are that the outcome of the subsequent measurement of the financial asset and financial liability is dependent to a large extent on the assumptions made by management with respect to the future risk adjusted cash outflows and inflows, the forecasted number of patients, the expectations on selling price, the costs associated with the sale of Monjuvi® (tafasitamab-cxix) as well as the probability of cash outflows and inflows and is therefore subject to significant judgement by management and considerable uncertainty. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s cash flow projections and significant assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the subsequent measurement of the financial asset and the financial liability from the Incyte collaboration and license agreement. Our procedures also included, among others, testing management's process for determining the fair value of the financial asset and the subsequent measurement of the financial liability, including evaluating the reasonableness of management’s significant assumptions regarding the risk adjusted cash outflows and inflows, the forecasted number of patients, the expectations on selling price, the costs associated with the sale of Monjuvi® (tafasitamab-cxix) as well as the probability of cash outflows and inflows, and testing the completeness, accuracy, and relevance of underlying data used in the model. Professionals with specialized skill and knowledge were involved to assist in evaluating the reasonableness of the assumptions including the assessment of the risk adjusted forecasted cash flows.
Valuation of the intangible asset pelabresib - Constellation acquisition
As described in Notes 2.5, 3, 5.10 and 5.11 to the consolidated financial statements, as of December 31, 2021, Constellation was acquired via a cash tender offer. A total purchase price of USD 1,635.2 million (€ 1,384.7 million) was paid in cash for the acquisition of the shares. As part of the acquisition of Constellation, not yet available for use research and development programs in development (pelabresib and CPI-0209) in the amount of € 717.4 million (pelabresib) and € 2.0 million (CPI-0209) and goodwill of € 541.6 million were identified and capitalized in 2021. Management applied significant judgment in estimating the fair value of the intangible asset pelabresib acquired, which involved the use of several assumptions and estimates relating to the forecasted number of patients, the expectations on selling price, the probability of successful product development as well as the discount rate.
The principal considerations for our determination that performing procedures relating to the determination of the fair value of the acquired intangible asset pelabresib is a critical audit matter are that the outcome of the valuation of this intangible asset not yet available for use is dependent to a large extent on the assumptions made by management with respect to the forecasted number of patients, the expectations on selling price, probability of successful product development and the discount rate and is therefore subject to significant judgement by management and considerable uncertainty. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence on management’s cash flow projections and significant assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to determination of the fair value of the acquired intangible assets not available for use pelabresib. Our procedures also included, among others, testing management's process for determining the fair values, evaluating the completeness, accuracy and relevance of the underlying data used in the models and assessing the reasonableness of the key assumptions used by management relating to the forecasted number of patients, the expectations on selling price, the probability of successful product development and the discount rate. Professionals with specialized skill and knowledge were involved to assist in evaluating the reasonableness of the assumptions including the assessment of the cash flows and discount rates.
Recoverability of goodwill of the group of CGUs Constellation and the intangible asset pelabresib
As described in Notes 2.7.9, 5.10 and 5.11 to the consolidated financial statements, during 2021 goodwill of € 541.6 million and research and development programs in development not yet available for use (pelabresib) in the amount of € 717.4 million were identified and capitalized from the acquisition of Constellation. The goodwill was allocated to the group of CGUs Constellation, as goodwill is monitored at this level. Goodwill of the group of CGUs and the intangible asset not yet available for use were subject to an annual impairment test. The recoverable amount of the group of CGUs Constellation and the intangible asset was determined on the basis of value-in-use calculations. The cash flow projections included expected payments from the commercialization of pelabresib and other compounds, the cash outflows for anticipated research and development, and the costs for pelabresib’s and the other compounds' commercialization. The calculation showed that the value-in-use was lower than the carrying amount of the group of CGUs Constellation and an impairment of € 230.7 million was recognized as a result. After impairment, the carrying amount of goodwill amounts to € 334.0 million as of December 31, 2021. For pelabresib (carrying amount of € 731.8 million as of December 31, 2021) this analysis did not reveal any need for impairment.
The principal considerations for our determination that performing procedures relating to the assessment of impairment of the goodwill of the group of CGUs Constellation and the pelabresib intangible asset not available for use is a critical audit matter are that the outcome of the impairment test of the goodwill of the group of CGUs Constellation and the intangible asset pelabresib that is not available for use is dependent to a large extent on the assumptions made by management with respect to the future cash flows, the expected payments from the commercialization of pelabresib and other compounds as well as the costs for commercialization of pelabresib’s and the other compounds, the forecasted number of patients, the expectation on selling price, the probability of successful product development and the discount rate and is therefore subject to significant judgement by management and considerable uncertainty. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s cash flow projections and significant assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of impairment of the goodwill of the group of CGUs Constellation and the pelabresib intangible asset not available for use. Our procedures also included, among others, testing management's process for determining the recoverable amounts, evaluating the completeness, accuracy and relevance of the underlying data used in the models and assessing the reasonableness of the key assumptions used by management, relating to the forecasted number of patients, the expectation on selling price, the probability of successful product development and the discount rate. Professionals with specialized skill and knowledge were involved to assist in evaluating the reasonableness of the assumptions as the assessment of the cash flows and discount rates.

Measurement of the financial liabilities from the agreements with Royalty Pharma on the sale of future license income and revenues
As described in Notes 2.7.1 and 5.19 to the consolidated financial statements, as of December 31, 2021, financial liabilities amounting to € 1,193.3 million were recognized due to the royalty purchase agreement and the revenue participation agreement with Royalty Pharma plc, USA, and Royalty Pharma USA Inc., USA, (hereinafter jointly “Royalty Pharma”) and Constellation. The financial liabilities represent Royalty Pharma's right to receive certain future license income in the form of royalties and milestones of Tremfya, otilimab, gantenerumab and future revenues of the product candidates pelabresib and CPI-0209. The planning assumptions are influenced by estimates and mainly relate to the probability of successful product development, the expected license income and revenues from Tremfya, otilimab, gantenerumab, pelabresib and CPI-0209 and the initial effective discount rate. Revenues are influenced by variable factors such as forecasted number of patients and the expectations on selling price. The financial liabilities are subsequently measured at amortized cost using the effective interest method.
The principal considerations for our determination that performing procedures relating to the measurement of the financial liabilities from the agreements with Royalty Pharma is a critical audit matter are that the outcome of the measurement of the financial liabilities are dependent to a large extent on the assumptions made by management with respect to future license income in the form of royalties and milestones of Tremfya, otilimab, gantenerumab and future revenues of the product candidates pelabresib and CPI-0209, including i) forecasted number of patients, ii) expectations on selling price, iii) probability of successful product development and the initial effective discount rate and is therefore subject to significant judgement by management and considerable uncertainty. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s cash flow projections and significant assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the measurement of the financial liabilities arising from the agreements with Royalty Pharma. Our procedures also included, among others, testing management's process for determining the measurement of the financial liabilities evaluating the completeness, accuracy and relevance of the underlying data used in the models and assessing the reasonableness of the key assumptions used by management, relating to the probability of successful product development, the expected license income and revenues from Tremfya, otilimab, gantenerumab, pelabresib and CPI-0209, the initial effective discount rate, forecasted number of patients and expectations on selling price. Professionals with specialized skill and knowledge were involved to assist in evaluating the reasonableness of the assumptions including the assessment of the cash flows and discount rates.
Munich, Germany
March 15, 2022
PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

/s/Stefano Mulas	/s/Holger Lutz
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)
We have served as the Company’s auditor since 2011.

MorphoSys-Group:
Consolidated Financial Statements

Consolidated Statement of Profit or Loss (IFRS)

in €	Note	2021	2020[1]	2019[1]
Product Sales		66,860,637	18,523,670	0
Royalties		65,576,120	42,467,924	31,787,847
Licenses, Milestones and Other		47,175,087	266,706,871	39,967,456
Revenues	2.6.1, 4.1	179,611,844	327,698,465	71,755,303
Cost of Sales	2.6.2, 4.2	(32,194,705)	(9,174,146)	(12,085,198)
Gross Profit	2.1.1	147,417,139	318,524,319	59,670,105
Operating Expenses
Research and Development	2.6.3, 4.3.1	(225,211,206)	(139,369,832)	(108,431,600)
Selling	2.6.3, 4.3.2	(121,542,621)	(107,742,684)	(22,671,481)
General and Administrative	2.6.3, 4.3.3	(78,292,297)	(51,403,257)	(36,664,666)
Impairment of Goodwill	2.7.9, 4.3.5, 5.11	(230,714,620)	(2,057,000)	0
Total Operating Expenses	2.1.1	(655,760,744)	(300,572,773)	(167,767,747)
Operating Profit / (Loss)	2.1.1	(508,343,605)	17,951,546	(108,097,642)
Other Income	4.4	8,189,829	14,584,829	804,739
Other Expenses	4.4	(6,368,762)	(5,175,177)	(626,678)
Finance Income	4.4	96,612,146	92,047,221	2,799,473
Finance Expenses	4.4	(181,456,484)	(96,214,409)	(2,272,369)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	2.3.1	316,000	(702,000)	872,000
Income Tax Benefit / (Expenses)	2.6.4, 4.5	76,590,860	75,398,566	3,506,419
Consolidated Net Profit / (Loss)		(514,460,016)	97,890,576	(103,014,058)
Earnings per Share, Basic and Diluted	2.6.5, 4.6	(15.40)	—	(3.26)
Earnings per Share, Basic	2.6.5, 4.6	—	3.01	—
Earnings per Share, diluted	2.6.5, 4.6	—	2.97	—
Shares Used in Computing Earnings per Share, Basic and Diluted	2.6.5, 4.6	33,401,069	—	31,611,155
Shares Used in Computing Earnings per Share, Basic	2.6.5, 4.6	—	32,525,644	—
Shares Used in Computing Earnings per Share, Diluted	2.6.5, 4.6	—	33,167,852	—
1 The consolidated statement of profit or loss has been adjusted to present comparable information for the previous years. For details we refer to the section "Structural Changes to the Consolidated Statement of Profit or Loss" in section 2.1.1 of the notes.
The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income (IFRS)

in €	2021	2020	2019
Consolidated Net Profit / (Loss)	(514,460,016)	97,890,576	(103,014,058)
Items that will not be reclassified to Profit or Loss
Change in Fair Value of Shares through Other Comprehensive Income	—	1,260,132	(1,160,160)
Items that may be reclassified to Profit or Loss
Foreign Currency Translation Differences from Consolidation	50,546,172	2,247,005	75,332
Other Comprehensive Income	50,546,172	3,507,137	(1,084,828)
Total Comprehensive Income	(463,913,844)	101,397,713	(104,098,886)
The Notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet (IFRS)

in €	Note	12/31/2021	12/31/2020[1]
ASSETS
Current Assets
Cash and Cash Equivalents	2.7.1, 5.1	123,248,256	109,794,680
Other Financial Assets	2.7.1, 5.2	853,686,102	937,651,314
Accounts Receivable	2.7.1, 5.3	75,911,054	83,354,276
Financial Assets from Collaborations	2.7.1, 5.18	16,729,924	42,870,499
Income Tax Receivables	2.7.2, 5.6	1,089,078	401,826
Other Receivables	2.7.2, 5.4	2,226,912	2,159,475
Inventories	2.7.3, 5.5	20,755,187	9,962,657
Prepaid Expenses and Other Assets	2.7.4, 5.7	39,323,437	20,621,493
Total Current Assets		1,132,969,950	1,206,816,220

Non-Current Assets
Property, Plant and Equipment	2.7.5, 5.8	7,106,783	6,323,753
Right-of-Use Assets	2.7.6, 5.9	42,485,275	44,417,767
Intangible Assets	2.7.7, 5.10	838,322,389	69,375,149
Goodwill	2.7.8, 5.11	335,574,009	1,619,233
Other Financial Assets	2.7.1, 5.2	0	196,587,542
Deferred Tax Asset	2.7.13, 4.5, 5.12	186,545,176	132,806,097
Prepaid Expenses and Other Assets	2.7.4, 5.7	13,250,634	1,567,259
Total Non-Current Assets		1,423,284,266	452,696,800
Total Assets		2,556,254,216	1,659,513,020
1 The consolidated balance sheet has been adjusted to present comparable information for the previous year. For details we refer to the section "Structural Changes to the Consolidated Balance Sheet" in section 2.1.1 of the notes.

The Notes are an integral part of these consolidated financial statements.

in €	Note	12/31/2021	12/31/2020[1]
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	2.7.1, 2.7.10, 5.13	188,077,185	128,554,203
Lease Liabilities	2.7.6, 5.9	3,238,111	3,055,608
Tax Liabilities	2.7.12, 5.14	528,217	65,727,675
Provisions	2.7.10, 5.14	2,549,397	0
Contract Liability	2.7.11, 5.15	223,862	2,543,903
Bonds	2.7.1, 5.17	422,945	422,945
Financial Liabilities from Collaborations	2.7.1, 5.18	1,097,295	154,895
Financial Liabilities from Future Payments to Royalty Pharma	2.7.1, 5.19	88,401,374	0
Total Current Liabilities		284,538,386	200,459,229

Non-Current Liabilities
Lease Liabilities	2.8.6, 5.9	39,345,777	41,963,794
Provisions	2.7.10, 5.14	1,576,379	1,527,756
Contract Liability	2.7.11, 5.15	28,731	71,829
Deferred Tax Liability	2.7.13, 4.5, 5.16	22,065,419	5,057,465
Bonds	2.7.1, 5.17	282,784,505	272,759,970
Financial Liabilities from Collaborations	2.7.1, 5.18	513,264,290	516,350,960
Financial Liabilities from Future Payments to Royalty Pharma	2.7.1, 5.19	1,167,774,786	0
Total Non-Current Liabilities		2,026,839,887	837,731,774
Total Liabilities		2,311,378,273	1,038,191,003

Stockholders’ Equity
Common Stock	2.7.14, 5.20.1	34,231,943	32,890,046
Treasury Stock (83,154 and 131,414 shares for 2021 and 2020, respectively), at Cost	2.7.14, 5.20.4	(3,085,054)	(4,868,744)
Additional Paid-in Capital	2.7.14, 5.20.5	833,320,689	748,978,506
Other Comprehensive Income Reserve	2.7.14, 5.20.6	52,757,591	2,211,419
Accumulated Deficit	2.7.14, 5.20.7	(672,349,226)	(157,889,210)
Total Stockholders’ Equity		244,875,943	621,322,017
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		2,556,254,216	1,659,513,020
1 The consolidated balance sheet has been adjusted to present comparable information for the previous year. For details we refer to the section "Structural Changes to the Consolidated Balance Sheet" in section 2.1.1 of the notes.
The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Stockholders’ Equity (IFRS)1

		Common Stock		Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders' Equity
		Shares	€	Shares	€	€	€	€	€
Balance as of January 1, 2019		31,839,572	31,839,572	281,036	(10,398,773)	619,908,453	(210,890)	(152,765,728)	488,372,634
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	6.1 - 6.4	0	0	0	0	6,654,470	0	0	6,654,470
Exercise of Convertible Bonds Issued to Related Parties		118,386	118,386	0	0	3,655,168	0	0	3,773,554
Transfer of Treasury Stock for Long-Term Incentive Programs		0	0	(52,328)	1,934,043	(1,934,043)	0	0	0
Transfer of Treasury Stock to Members of the Management Board		0	0	(2,908)	107,480	(107,480)	0	0	0
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income		0	0	0	0	0	(1,160,160)	0	(1,160,160)
Foreign Currency Translation Differences from Consolidation		0	0	0	0	0	75,332	0	75,332
Consolidated Net Loss		0	0	0	0	0	0	(103,014,058)	(103,014,058)
Total Comprehensive Income		0	0	0	0	0	(1,084,828)	(103,014,058)	(104,098,886)
Balance as of December 31, 2019		31,957,958	31,957,958	225,800	(8,357,250)	628,176,568	(1,295,718)	(255,779,786)	394,701,772
Balance as of January 1, 2020		31,957,958	31,957,958	225,800	(8,357,250)	628,176,568	(1,295,718)	(255,779,786)	394,701,772
Capital Increase, Net of Issuance Cost		907,441	907,441	0	0	79,590,657	0	0	80,498,098
Equity Component of the Convertible Bond		0	0	0	0	36,483,050	0	0	36,483,050
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	6.1 - 6.5	0	0	0	0	7,455,761	0	0	7,455,761
Exercise of Convertible Bonds Issued to Related Parties		24,647	24,647	0	0	760,976	0	0	785,623
Transfer of Treasury Stock for Long-Term Incentive Programs	6.2.1	0	0	(94,386)	3,488,506	(3,488,506)	0	0	0
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income		0	0	0	0	0	1,260,132	0	1,260,132
Foreign Currency Translation Differences from Consolidation		0	0	0	0	0	2,247,005	0	2,247,005
Consolidated Net Profit		0	0	0	0	0	0	97,890,576	97,890,576
Total Comprehensive Income		0	0	0	0	0	3,507,137	97,890,576	101,397,713
Balance as of December 31, 2020		32,890,046	32,890,046	131,414	(4,868,744)	748,978,506	2,211,419	(157,889,210)	621,322,017
Balance as of January 1, 2021		32,890,046	32,890,046	131,414	(4,868,744)	748,978,506	2,211,419	(157,889,210)	621,322,017
Capital Increase, Net of Issuance Cost	2.7.14, 5.20.1, 5.20.5	1,337,552	1,337,552	0	0	83,301,053	0	0	84,638,605
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	6.1 - 6.6	0	0	0	0	2,587,931	0	0	2,587,931
Exercise of Stock Options Issued	2.7.14, 6.1.1	4,345	4,345	0	0	236,889	0	0	241,234
Transfer of Treasury Stock for Long-Term Incentive Programs	2.7.14, 6.2.2, 6.3	0	0	(48,260)	1,783,690	(1,783,690)	0	0	0
Reserves:
Foreign Currency Translation Differences from Consolidation	5.20.6	0	0	0	0	0	50,546,172	0	50,546,172
Consolidated Net Loss	5.20.7	0	0	0	0	0	0	(514,460,016)	(514,460,016)
Total Comprehensive Income		0	0	0	0	0	50,546,172	(514,460,016)	(463,913,844)
Balance as of December 31, 2021		34,231,943	34,231,943	83,154	(3,085,054)	833,320,689	52,757,591	(672,349,226)	244,875,943
1 The consolidated statement of changes in stockholders' equity has been adjusted to present comparable information for the previous years. For details we refer to the section "Structural Changes to the Consolidated Statement of Changes in Stockholders' Equity" in section 2.1.1 of the notes.
The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows (IFRS)

in €	Note	2021	2020[1]	2019[1]
Operating Activities:
Consolidated Net Profit / (Loss)		(514,460,016)	97,890,576	(103,014,058)
Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:
Impairments of Assets	5.7, 5.8, 5.10, 5.11	235,916,060	16,480,272	2,317,489
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	5.8, 5.9, 5.10	10,090,958	8,329,559	6,245,162
Net (Gain) / Loss of Other Financial Assets	5.2	(3,376,711)	21,780,429	(46,305)
(Income) from Reversals of Impairments / Impairments on Financial Assets	5.1, 5.2	(316,000)	702,000	(872,000)
Net (Gain) / Loss on Derivative Financial Instruments	2.3.1	3,495,651	4,252,171	(1,261,618)
Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations	5.18	(16,007,722)	(36,551,618)	0
Non Cash Effective Net Change in Financial Liabilities from Future Payments to Royalty Pharma	5.19	42,766,283	0	0
Non Cash Effective Change of Bonds	5.17	12,055,784	2,453,561	0
(Income) from Reversals of Impairments on Inventories		0	(13,270,968)	0
Gain from Deconsolidation of Subsidiaries		0	(379,173)	0
Net (Gain) / Loss on Sale of Property, Plant and Equipment		0	0	(21,408)
Share-based Payment	4.3.4, 6.1 - 6.6	2,585,426	8,955,307	6,654,470
Income Tax Benefit	4.5	(76,590,860)	(75,398,566)	(3,506,419)
Changes in Operating Assets and Liabilities:
Accounts Receivable	5.3	10,532,824	(69,619,751)	2,667,232
Inventories, Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables	5.4, 5.5, 5.6, 5.7	(30,348,390)	(8,485,396)	(4,422,409)
Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Provisions	5.9, 5.13, 5.14	(90,815,610)	77,505,284	13,202,429
Other Liabilities		0	0	316,288
Contract Liability	5.15	(2,363,139)	930,004	733,473
Income Taxes Paid		(64,609,622)	(303,974)	(62,560)
Net Cash Provided by / (Used in) Operating Activities		(481,445,084)	35,269,717	(81,070,234)
1 The consolidated statement of cash flows has been adjusted to present comparable information for the previous years. For details we refer to the section "Structural Changes to the Consolidated Statement of Cash Flows" in section 2.1.1 of the notes.
The Notes are an integral part of these consolidated financial statements.

in €	Note	2021	2020[1]	2019[1]
Investing Activities:
Cash Payments to Acquire Other Financial Assets		(2,188,341,595)	(1,745,700,529)	(274,767,300)
Cash Receipts from Sales of Other Financial Assets		2,591,975,683	900,777,383	371,879,814
Cash Payments for Derivative Financial Instruments		(3,495,651)	(4,950,427)	(214,188)
Cash Receipts from Derivative Financial Instruments		0	1,094,522	1,145,783
Acquisitions, Net of Cash Acquired	3.0	(1,206,609,948)	—	—
Cash Payments to Acquire Property, Plant and Equipment	5.8	(3,810,210)	(4,455,323)	(3,103,330)
Cash Receipts from Sales of Property, Plant and Equipment		0	0	20,469
Cash Payments to Acquire Intangible Assets	5.1	(22,345,955)	(44,881,207)	(562,314)
Cash Payments for Acquisitions of Shares		0	0	(15,004,996)
Cash Receipts from Sales of Shares at Fair Value through Other Comprehensive Income		0	14,804,287	0
Cash Receipts from Sales of Subsidiaries		0	2,477,760	0
Interest Received		1,617,544	1,210,668	90,156
Net Cash Provided by / (Used in) Investing Activities		(831,010,132)	(879,622,866)	79,484,094

Financing Activities:
Cash Proceeds from Issuing Shares	5.20.1, 5.20.5	84,730,022	80,598,468	0
Cash Payments for Costs from Issuing Shares	5.20.5	(91,417)	(100,370)	0
Cash Proceeds in Connection with Exercised Stock Options (2021) and Convertible Bonds (2020, 2019)	5.20.1, 5.20.5	241,234	773,300	3,714,361
Cash Receipts from Financing from Collaborations	5.18	40,004,094	510,186,974	0
Cash Receipts from Contracts with Royalty Pharma	5.19	1,206,706,749	0	0
Cash Payments for Costs in Connection with Contracts with Royalty Pharma	5.19	(796,003)	0	0
Cash Proceeds from Issuing Convertible Bonds		0	319,946,211	0
Cash Payments for Principal Elements of Lease Payments	5.9	(3,126,348)	(2,786,972)	(2,349,801)
Interest Paid	5.17	(4,744,851)	(1,431,487)	(1,011,321)
Net Cash Provided by / (Used in) Financing Activities		1,322,923,480	907,186,124	353,239

Effect of Exchange Rate Differences on Cash		2,985,312	3,397,655	87,115
Increase / (Decrease) in Cash and Cash Equivalents		13,453,576	66,230,630	(1,145,786)
Disposal of Cash and Cash Equivalents due to Deconsolidation of Subsidiaries		0	(750,000)	0
Cash and Cash Equivalents at the Beginning of the Period		109,794,680	44,314,050	45,459,836
Cash and Cash Equivalents at the End of the Period		123,248,256	109,794,680	44,314,050
1 The consolidated statement of cash flows has been adjusted to present comparable information for the previous years. For details we refer to the section "Structural Changes to the Consolidated Statement of Cash Flows" in section 2.1.1 of the notes.
The Notes are an integral part of these consolidated financial statements.

Notes
1    General Information
Business Activities and the Company
MorphoSys AG (“the Company” or “MorphoSys”) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic antibodies for patients suffering from cancer and autoimmune diseases. The Company has a proprietary portfolio of compounds and a pipeline of compounds developed with partners from the pharmaceutical and biotechnology industry. MorphoSys was founded as a German limited liability company in July 1992. In June 1998, MorphoSys became a German stock corporation. In March 1999, the Company completed its initial public offering on Germany’s “Neuer Markt”: the segment of the Deutsche Börse designated, at that time, for high-growth companies. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). Each ADS represented 1/4 of a MorphoSys ordinary share. MorphoSys AG’s registered office is located in Planegg (district of Munich), and the registered business address is Semmelweisstrasse 7, 82152 Planegg, Germany. The MorphoSys AG consolidated and separate financial statements can be viewed at this address. The Company is registered in the Commercial Register B of the District Court of Munich under the number HRB 121023.
2    Summary of Significant Accounting Policies
2.1     Basis of and Changes in Accounting Standards
2.1.1    Basis of Application
These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). We have applied all standards and interpretations that were in force as of December 31, 2021 and adopted by the European Union (EU). As of December 31, 2021, there were no standards or interpretations that affected our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 that were in effect, but not yet endorsed into European law. As a result, our consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. These consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch – HGB). In accordance with the regulations of the United States Securities and Exchange Commission, the statement of profit or loss is presented for a comparative period of three years. This extends beyond the comparative period of two years in accordance with the requirements of IFRS as adopted by the EU.
The consolidated financial statements as of the reporting dates of December 31, 2021 and 2020, as well as the periods from January 1 through December 31 for the years 2021, 2020 and 2019, comprise MorphoSys AG and its subsidiaries (collectively, the “MorphoSys Group” or the “Group”). MorphoSys AG prepares the consolidated financial statements for the largest and the smallest consolidated group.
All figures in this report were rounded to the nearest euro, thousand euros or million euros.
By virtue of MorphoSys’ business model, the COVID-19 pandemic has had a limited impact on MorphoSys’ net assets and financial position in 2021. The ongoing COVID-19 pandemic, however, has had a negative impact on the results of operations especially in 2021, specifically on lower than expected sales of Monjuvi. Furthermore, this also extends the uncertainties of planning assumptions relating to future Monjuvi-sales, which have significant effects on the financial assets and liabilities from collaborations. In addition, the adherence to the time schedule of the clinical studies was associated with higher expenses. There have been no material asset impairments that have been recognized in connection with COVID-19.
Structural Changes to the Segment Reporting
As of the first quarter of 2021, MorphoSys no longer presents the previous segment information for the Proprietary Development and Partnered Discovery segments as part of the regular internal reporting to the Management Board as the Company’s chief operating decision-maker. Internal reporting focuses exclusively on the key value drivers of future revenues from product sales, further market approvals for tafasitamab, and Group royalties. The previous segment reporting was published for the last time for external purposes as of December 31, 2020. Reporting now comprises only the consolidated statement of profit or loss and no longer includes separate segment reporting. With the acquisition of Constellation, efforts related to the marketing approvals of pelabresib and CPI-0209 will expand, but this does not result in any changes in the assessment of the segment reporting.

Structural Changes to the Consolidated Statement of Profit or Loss
The change in the Company’s internal management and corresponding financial guidance for the 2021 financial year also prompted changes in the presentation of the consolidated statement of profit or loss. The following changes were implemented for the first time with the reporting of 2021:
•Presentation of the components of revenue "Product Sales", "Royalties" and "Licenses, Milestones and Other"
•Introduction of the item "Gross Profit" on the statement of profit or loss as the difference between revenues and cost of sales
•"Operating Expenses" include research and development, as well as selling, general and administrative expenses. In this context, total operating expenses for 2020 were adjusted by €9.2 million (2019: €12.1 million) as the cost of sales are no longer included in this sum line item in order to provide comparable prior year information.
•Introduction of the item "Impairment of goodwill" on the statement of profit or loss as a component of "Operating expenses". In this context, research and development expenses for 2020 have been adjusted by €2.1 million to provide comparable information for the comparative period.
•The item "Earnings before Interest and Taxes" (EBIT) on the statement of profit or loss has been discontinued
•Introduction of the item "Operating Profit (+) / Loss (-)" on the statement of profit or loss as the difference between the statement’s items "Gross Profit" and "Operating Expenses"
The prior year’s presentation of the figures has been adjusted accordingly in order to provide comparable information for the previous years.
Structural Changes to the Consolidated Balance Sheet
To improve readability, adjustments were made to the presentation in the consolidated balance sheet. The following changes were implemented for the first time for the reporting in 2021:
•Consolidation of the asset items "Financial Asset at Fair Value through Profit or Loss" and "Other Financial Assets at Amortized Cost" into the item "Other Financial Assets"
•Asset items "Inventories, Net", "Property, Plant and Equipment, Net" and "Right-of-Use Assets, Net" have the term "Net", "Prepaid Expenses and Other Current Assets" has the term "Current" and "Prepaid Expenses and Other Assets, Net of Current Portion" has the term "Net of Current Portion" deleted
•Consolidation of the asset items "Patents, net", "Licenses, net", "Licenses for Marketed Products", "In-process R&D Programs" and "Software, net" into the item "Intangible Assets"
•Change in the name of current and non-current liability line items "Other Provisions" to "Provisions" and "Convertible Bond" to "Bonds"
•Deletion of the term "current portion" for all current liability items and "excluding current portion" for all non-current liability items
The prior year’s presentation of the figures has been adjusted accordingly in order to provide comparable information for the previous years.
Structural Changes to the Consolidated Statement of Changes in Stockholders' Equity
To improve readability, adjustments were made to the consolidated statement of changes in stockholders' equity. The following changes were implemented for the first time for the reporting in 2021:
•Change in the name of "Compensation Related to the Grant of Stock Options and Performance Shares" to "Expenses through Share-based Payment Transactions and Issue of Convertible Instruments"
•Change in the name of "Transfer of Treasury Stock to Related Parties" to "Transfer of Treasury Stock to Members of the Management Board" and of "Exercise of Convertible Bonds Issued" to "Exercise of Convertible Bonds Issued to Related Parties"
The prior year’s presentation of the figures has been adjusted accordingly in order to provide comparable information for the previous years.

Structural Changes to the Consolidated Statement of Cash Flows
The aggregation of items and changes in the titles of balance sheet items resulted in corresponding changes in the cash flow statement:
•Consolidation of the items "Net (Gain) / Loss of Financial Assets at Fair Value through Profit or Loss" and "Net (Gain) / Loss of Financial Assets at Amortized Cost" into the item "Net (Gain) / Loss of Other Financial Assets"
•Consolidation of the items "Recognition of Contract Liability" and "Contract Liability" into the item "Contract Liability"
•Consolidation of the items "Cash Payments to Acquire Financial Assets at Fair Value through Profit or Loss" and "Cash Payments to Acquire Other Financial Assets at Amortized Cost" into the item "Cash Payments to Acquire Other Financial Assets"
•Consolidation of the items "Cash Receipts from Sales of Financial Assets at Fair Value through Profit or Loss" and "Cash Receipts from Sales of Other Financial Assets at Amortized Cost" into the item "Cash Receipts from Sales of Other Financial Assets"
•Split of the item "Cash Receipts from (+) / Cash Payments for (–) Derivative Financial Instruments" into "Cash Receipts from Derivative Financial Instruments" and "Cash Payments for Derivative Financial Instruments"
•Change in the name of "Non Cash Effective Change of Financial Liabilities at Amortized Cost" to "Non Cash Effective Change of Bonds", "Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Other Provisions" to "Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Provisions", of "Cash Payments for Acquisitions of Shares at Fair Value through Other Comprehensive Income" to Cash Payments for Acquisitions" and of "Cash Proceeds in Connection with Convertible Bonds Granted to Related Parties" to "Cash Proceeds in Connection with Exercised Stock Options and Convertible Bonds"
The prior year’s presentation of the figures has been adjusted accordingly in order to provide comparable information for the previous years.
Unless stated otherwise, the accounting policies set out below were applied consistently to all periods presented in these consolidated financial statements.
2.1.2     Changes in Accounting Standards and Disclosures
The accounting standards applied generally correspond to the policies used in the prior year.
New or Revised Standards and Interpretations Adopted for the first Time in the Financial Year

Standard / Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Possible Impact on MorphoSys
IFRS 16 (A)	Covid-19-Related Rent Concessions beyond 30 June 2021	01/01/2021	yes	none
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (A)	Interest Rate Benchmark Reform – Phase 2	01/01/2021	yes	yes
IFRS 4 (A)	Deferral of IFRS 9	01/01/2021	yes	none
(A) Amendments
The impact on the consolidated financial statements from the amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 is not considered to be material and are therefore not explained separately. Standards with the remark "none" do not have an impact on the consolidated financial statements.
New or Revised Standards and Interpretations not yet Mandatorily Applicable
The following new or revised standards that were not yet mandatory in the reporting period or have not yet been adopted by the European Union, have not been applied prematurely. The effects on the consolidated financial statements of standards marked with “yes” are considered probable and are currently being examined by the Group. Only significant effects are described in more detail. The impact on the consolidated financial statements of the amendments to IAS 1, IAS 8 and IAS 12 are not considered material and, therefore, not explained separately. Standards with the comment “none” are not expected to have a material impact on the consolidated financial statements.

Standard / Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Possible Impact on MorphoSys
IFRS 3 (A)	Reference to the Conceptual Framework	01/01/2022	yes	none
IFRS 17 and IFRS 17 (A)	Insurance Contracts and Amendments to IFRS 17	01/01/2023	yes	none
IFRS 17 (A)	Initial Application of IFRS 17 and IFRS 9 — Comparative Information	01/01/2023	no	none
IAS 1 (A)	Classification of Liabilities as Current or Non-current	01/01/2023	no	yes
IAS 1 (A)	Disclosure of Accounting Policies	01/01/2023	no	yes
IAS 8 (A)	Definition of Accounting Estimates	01/01/2023	no	yes
IAS 12 (A)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	01/01/2023	no	yes
IAS 16 (A)	Property, Plant and Equipment — Proceeds before Intended Use	01/01/2022	yes	none
IAS 37 (A)	Amended by Onerous Contracts — Cost of Fulfilling a Contract	01/01/2022	yes	none
	Annual Improvements to International Financial Reporting Standards, 2018 – 2020	01/01/2022	yes	none
(A) Amendments
2.2    Consolidation Principles
2.2.1    Consolidated Companies and Scope of Consolidation
MorphoSys AG, as the ultimate parent company, is located in Planegg, near Munich. MorphoSys AG has one wholly owned subsidiary, MorphoSys US Inc. (Boston, Massachusetts, USA). MorphoSys US Inc. in turn has a wholly owned subsidiary - Constellation Pharmaceuticals, Inc. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. also has a wholly owned subsidiary, Constellation Securities Corp. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. and Constellation Securities Corp. are collectively referred to as “Constellation”, and all entities constitute the “MorphoSys Group” or “Group”.
Following the acquisition on July 15, 2021, Constellation Pharmaceuticals, Inc. was merged into MorphoSys Development Inc., which was incorporated as a wholly owned subsidiary of MorphoSys US Inc. on May 28, 2021, in accordance with the merger agreement. From this upward merger, Constellation Pharmaceuticals, Inc. remained as a wholly owned subsidiary of MorphoSys US Inc.
The consolidated financial statements as of December 31, 2021, were prepared by the Management Board on March 15, 2022, by resolution of the Management Board, authorized for issue, and forwarded to the Supervisory Board for review and approval. The members of the Group’s Management Board are Jean-Paul Kress, M.D., as Chief Executive Officer (Chair of the Management Board), Sung Lee as Chief Financial Officer and Malte Peters, M.D., as Chief Research and Development Officer.
Sung Lee assumed the position as Chief Financial Officer on February 2, 2021.
Roland Wandeler, Ph.D., stepped down as a member of the Management Board with effect from the end of December 31, 2021.

2.2.2    Consolidation Methods
The following Group subsidiaries are included in the scope of consolidation, as shown in the table below.

Company	Purchase of Shares / Establishment	Included in Basis of Consolidation since
Constellation Pharmaceuticals, Inc., Cambridge, Massachusetts, USA	July 2021	07/15/2021
Constellation Securities Corp., Cambridge, Massachusetts, USA	July 2021	07/15/2021
MorphoSys US Inc., Boston, Massachusetts, USA	July 2018	07/02/2018
These subsidiaries are fully consolidated as they are direct or indirect wholly owned subsidiaries. MorphoSys controls the subsidiaries due to its full power over the investees. Additionally, MorphoSys is subject to risk exposure and has rights to variable returns from its involvement with the investees. MorphoSys also has unlimited capacity to exert power over the investees to influence its returns.
The Group does not have any entities consolidated as joint ventures using the equity method, nor does it exercise a significant influence.
The assets and liabilities of the fully consolidated international entities are recognized using Group-wide uniform accounting and valuation methods. The consolidation methods applied have not changed from the previous year.
Upon consolidation, the carrying amounts of the parent company’s investments in each subsidiary are offset against the parent’s share in the equity of each subsidiary. Inter-company assets and liabilities, income and expenses, and profits or losses arising from transactions between Group companies are eliminated in full.
2.3    Principles of Foreign Currency Translation
The Group’s consolidated financial statements are presented in euros, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency. The items included in the financial statements of each entity are measured using that functional currency.
Transactions and Balances
Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in other income or expenses. For monetary items relating to investing and financing activities, differences are recognized in finance income or finance expenses.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
Group Companies
On consolidation, the assets and liabilities of foreign operations are translated into euros at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average exchange rates. The exchange differences arising on translation for consolidation are recognized in “Other Comprehensive Income Reserve” (equity).
2.4    Key Estimates and Assumptions
In preparing the consolidated financial statements, it is necessary to make estimates and assumptions that affect the carrying amounts of assets, liabilities and contingent liabilities at the balance sheet date and the amounts of income and expense recognized in the period under report. The actual results may differ from these estimates. The estimates and underlying assumptions are subject to continuous review and are based on historical experience and other factors, including the expectation of future events that are believed to be realistic under the prevailing circumstances. Any changes in estimates are recognized in the period in which the changes are made and in all relevant future periods. The resulting accounting-related estimates will, by definition, seldom correspond to the actual results.
The estimates and assumptions that carry a significant risk of causing material adjustments to the carrying amounts of assets and liabilities in the next financial year are addressed below.

Revenues
Revenues from product sales, royalties, license fees, milestones are subject to assumptions regarding variable consideration components, probabilities of occurrence and individual selling prices within the scope of the accounting and measurement principles explained in Note 2.6.1. Accruals in connection with revenues from product sales are also affected by estimates and assumptions.
Impairment of Financial Assets
Impairment losses on financial assets in the form of debt instruments and accounts receivable are based on assumptions about credit risk. The Group exercises discretion in making these assumptions and in selecting the inputs to calculate the impairment based on past experience, current market conditions and forward-looking estimates at the end of each reporting period.
Financial Assets and Liabilities from Collaborations
For details on estimates and assumptions in connection with financial assets and liabilities from collaborations refer to Note 5.18.
Leases
In determining the lease term, all facts and circumstances are considered that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended.
Licenses for Marketed Products
The acquired licenses are amortized over their estimated useful life. An impairment loss is recognized when events or changes in circumstances indicate that the licenses are impaired.
Intangible assets not yet available for use and Goodwill
The Group performs an annual review to determine whether in-process R&D programs (intangible assets not yet available for use) or goodwill is subject to impairment in accordance with the accounting policies discussed in Note 2.7.9. The recoverable amounts from in-process R&D programs and cash-generating units have been determined using value-in-use calculations and are subjected to a sensitivity analysis. These calculations require the use of estimates (see Notes 5.10 and 5.11).
Accruals
The Group has entered into various research and development contracts with research institutions and other companies. These agreements are generally cancellable, and related costs are recorded as research and development expenses as incurred. The Group recognizes accruals for estimated ongoing research costs that have been incurred. When evaluating the appropriateness of the deferred expenses, the Group analyzes the progress of the studies, including the phase and completion of events, invoices received and contractually agreed costs. Significant judgments and estimates are made in determining the deferred balances at the end of any reporting period. Actual results may differ from the Group’s estimates. The Group’s historical accrual estimates have not been materially different from the actual costs.
Financial Liabilities from Future Payments to Royalty Pharma
For details on estimates and assumptions in connection with the financial liabilities from future payment to Royalty Pharma refer to Note 5.19.
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
For the assessment of the impairment of deferred tax assets, the planning assumptions are influenced by key estimates and mainly include the profit forecasts of the respective legal entities.
Effects of Climate Change on Financial Reporting
In fiscal year 2021, the company analyzed potential sustainability risks in the areas of climate change and water scarcity. In both areas, the Company has not identified any material risks to its business model. Therefore, the Company does not currently expect any material impact of sustainability risks on its financial reporting.
2.5    Business Combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred.
Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.
Acquisition related costs are expensed in the general and administrative expenses as incurred.
The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill and allocated to a cash-generating unit. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.
2.6    Accounting Policies applied to Line Items of the Statement of Profit or Loss
2.6.1    Revenues
Recognizing revenue from contracts with customers requires the following five-stage approach:
•Identification of the contract
•Identification of performance obligations
•Determination of the transaction price
•Allocation of the transaction price
•Revenue recognition
The Group’s revenues typically include revenue from product sales, royalties, license fees, milestone payments and service fees.
Revenues from Product Sales
Revenues from the sale of MorphoSys products are recognized at the transaction price at the time the customer obtains control of the product. This is defined as the point at which the customer receives the product. As a result, revenues are recognized based on a specific point in time. The transaction price represents the consideration expected by MorphoSys in exchange for the product and takes into account variable components. The variable consideration is only included in the transaction price if it is highly probable that there will not be a subsequent material adjustment to the transaction price.
The most common elements of variable consideration related to product sales at MorphoSys are listed below and are determined according to the expected value approach.
•Rebates and discounts agreed with government agencies, buying groups, specialty distributors and specialty pharmacies are accrued and deducted from revenues at the time the related revenues are recognized. They are calculated based on actual discounts and rebates granted, specific regulatory requirements, specific terms in individual agreements, product pricing and/or the anticipated sales channel mix. Because the Company recognizes revenue upon transfer of control of the product to specialty distributors and specialty pharmacies, and not upon transfer to the end-user (patient), for certain rebates the Company is required to estimate the mix of product sales between its sales channels in determining the amount of rebate that will ultimately be paid.
•Discounts offered to customers are intended to encourage prompt payment and are deferred and recognized as revenue deductions at the time the related revenues are recognized.
•Accruals for product returns are recognized as revenue deductions at the time the corresponding revenues are recognized.
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
Royalties
Revenue recognition for royalties (income based on a percentage of sales of a marketed product) is based on the same revenue recognition principles that apply to sales-based milestones, as described below.
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
Milestone payments for research and development are contingent upon the occurrence of a future event and represent variable consideration. The Group’s management estimates at the contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; e.g. achieving a specific success in clinical development (or not). The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of accumulated revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
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
•Another party is primarily responsible for fulfilling the contract.
•The company does not have inventory risk.
•The company does not have discretion in establishing the price.
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
2.6.2    Cost of Sales
The cost of sales includes the acquisition and production cost of inventories recognized as an expense, personnel expenses, inventory write-downs, reversals of inventory write-downs, impairments and scheduled depreciation and other expenses for intangible assets, costs for external services as well as other costs. Cost of sales are recognized as an expense as incurred.
2.6.3    Operating Expenses
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
This line item contains personnel expenses, consumable supplies, impairment charges, impairment reversals, amortization and other costs related to intangible assets (additional information can be found in Note 5.10), costs for external services, infrastructure costs and depreciation as well as other costs.
Selling Expenses
The line item includes personnel costs, consumable supplies, amortization of intangible assets (software; additional information can be found in Note 5.10), costs for external services, infrastructure costs and depreciation as well as other costs. This item also includes all expenses for services provided by Incyte in connection with the joint US sales activities.
General and Administrative Expenses
The line item includes personnel costs, consumable supplies, amortization of intangible assets (software; additional information can be found in Note 5.10), costs for external services, infrastructure costs and depreciation as well as other costs.
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments
The Group spreads the compensation expenses from the estimated fair values of share-based payments on the reporting date over the period in which the beneficiaries provide the services that triggered the granting of the share-based payments. Personnel expense is recognized in the respective functional area to which the beneficiary is allocated.
Share-based compensation is considered when the Group acquires goods or services in exchange for shares or stock options (“settlement in equity instruments”) or other assets that represent the value of a specific number of shares or stock options (“cash settlement”). Additional information can be found in Note 6.
2.6.4    Income Tax Expenses / Benefits
Current income taxes are calculated based on the respective local taxable income and local tax rules for the period. In addition, current income taxes presented for the period include adjustments for uncertain tax payments or tax refunds for periods not yet finally assessed, excluding interest expenses and penalties on the underpayment of taxes. In the event that amounts included in the tax returns are considered unlikely to be accepted by the tax authorities (uncertain tax positions), a provision for income taxes is recognized. Tax refund claims from uncertain tax positions are recognized when it is probable that they can be realized. Current taxes reflect the expected tax liability on the taxable income for the year, based on the enacted or substantially enacted tax rates, as well as adjustments to the tax liability for previous years.
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
Assessments as to the recoverability of deferred tax assets require the use of judgment regarding assumptions related to estimated future taxable profits. This includes the amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities. The Group records a deferred tax asset only when it is probable that a corresponding amount of taxable profit will be available against which the deductible temporary differences relating to the same taxation authority and the same taxable entity can be utilized.
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
Changes in deferred tax assets and liabilities are generally recognized through profit and loss in the consolidated statement of profit or loss, except for changes recognized directly in equity, and changes recognized in connection with a business combination, where the purchase price allocation results in deferred tax assets and liabilities being recognized as an offset against goodwill. Deferred tax assets are recognized only to the extent that it is likely that there will be future taxable income to offset. Deferred tax assets are reduced by the amount that the related tax benefit is no longer expected to be realized.
2.6.5    Earnings per Share
The Group reports basic and diluted earnings per share. Basic earnings per share are computed by dividing the net profit or loss attributable to parent company shareholders by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings per share are calculated in the same manner with the exception that the net profit or loss attributable to parent company shareholders and the weighted-average number of ordinary shares outstanding are adjusted for any dilutive effects resulting from stock options and restricted stock units granted to the Management Board and employees and convertible bonds. The potentially dilutive shares are excluded from the calculation of the dilutive earnings per share, if the dilutive effect would result in a decline in the loss per share for the respective year.
2.7    Accounting Policies applied to Line Items of the Balance Sheet
The balance sheet is presented on the basis of the current/non-current distinction. Current assets and liabilities are those that are due within a period of one year. Regardless of their maturity, accounts receivable, accounts payable and inventories are also deemed to be current if they are due or sold within the normal course of a business cycle, which can be longer than one year. Deferred taxes are presented as non-current assets and liabilities.
2.7.1    Financial Instruments
A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and liabilities comprise non-derivative and derivative receivables and payables.
The Group recognizes financial instruments at the point in time when it becomes the contractual party of the instrument. A normal market purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the obligation to buy or sell the asset was entered into.
On initial recognition, the Group measures financial assets and financial liabilities at fair value, with the exception of trade receivables without a significant financing component, which are measured at the transaction price specified in section 2.6.1.
When the financial asset is not subsequently measured at fair value in profit or loss, transaction costs directly attributable to the acquisition of that asset will be added to the fair value. Transaction costs of financial assets measured at fair value through profit or loss are recognized as expenses in profit or loss.

Direct attributable transaction costs are deducted from the fair value if they are attributable to financial liabilities measured at amortized cost. Transaction costs are recognized directly in profit or loss if they are related to the issue of financial liabilities measured at fair value.
Financial assets and liabilities are offset only when it is currently legally enforceable to offset the amounts and there is an intention to do so. The Group does not perform offsetting.
Financial Assets
Classification, Measurement and Disclosure
The Group's financial assets include both debt instruments and equity instruments. A debt instrument is a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.
The classification of financial assets (debt instruments) for subsequent measurement depends on the Group’s business model for managing the financial assets and the asset’s cash flow characteristics. The business model reflects how the Group manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. A financial asset can give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This SPPI test involves an assessment of whether the cash flows of the instrument consist solely of payments of interest and principal. Interest is typically consideration for the time value of money and credit risk. Payments of principal are payments on the principal amount outstanding.
Assets that are held in order to collect the contractual cash flows and for which these cash flows represent interest and principal payments only are measured at amortized cost (AC). Interest income from these financial assets is recognized in finance income using the effective interest method. Negative interests are recognized in Finance Expense. Gains and losses upon derecognition are recognized directly in profit or loss and recorded in the finance result. Impairment losses are recognized as a separate line item in profit or loss. The Group's financial assets at amortized cost comprise the balance sheet item "Cash and Cash Equivalents", part of the balance sheet item "Other Financial Assets" (term deposits), the balance sheet item "Accounts Receivable" and part of the balance sheet item "Prepaid Expenses and Other Assets" (restricted cash for e.g. rental deposits).
The Group considers all bank balances, cash in hand and short-term deposits with a maturity of three months or less from the date of acquisition to be cash and cash equivalents.
Assets that are held to collect the contractual cash flows and to sell the financial assets and where the cash flows represent principal and interest payments only are measured at fair value through other comprehensive income (FVOCI). The Group does not hold any financial assets that are measured at fair value through other comprehensive income.
Assets that do not meet the criteria of the categories “at amortized cost” or “at fair value through other comprehensive income” are allocated to the category “at fair value through profit or loss” (FVTPL) Gains and losses on debt instruments that are subsequently measured at fair value through profit or loss are recognized in other income/expenses or the finance result in the period in which they occur. The Group's financial assets measured at fair value through profit or loss include part of the balance sheet item "Other Financial Assets" (money market funds) and the balance sheet item "Financial Assets from Collaborations". Derivatives with a positive fair value are recorded in the balance sheet item "Other Receivables" and derivatives with a negative fair value are recorded in the balance sheet item "Other Liabilities".
MorphoSys does not apply hedge accounting.
The Group reclassifies debt instruments only in case when there is a change in the business model for managing such assets.
For investments in equity instruments that are not held for trading, classification depends on whether the Group has irrevocably elected, at the time of initial recognition when the instrument is acquired, to measure the equity instruments at fair value through other comprehensive income. If this option is not exercised, equity instruments are measured at fair value through profit or loss. The Group has exercised the option to measure all equity instruments held at fair value through other comprehensive income. As a result, after derecognition of such an instrument, no subsequent reclassification of these gains and losses to the consolidated income statement takes place. Dividends from such instruments continue to be recognized in profit or loss under other income when the Group's right to receive payment is established. Equity instruments include the equity investments made by the Group.

Impairment and Reversal of Impairment
Financial assets in the categories measured at amortised cost (AC) and at fair value through other comprehensive income (FVOCI) require the calculation of an impairment loss, which is recognized on the basis of expected credit losses. A distinction is made between a general and a simplified impairment model.
Impairment losses on financial instruments are reported under impairment losses on financial assets. Reversals of impairment are recognized in income from reversals of impairment losses.
Impairment losses on trade receivables are reported in other expenses. Amounts, which were written off previously, but are received in subsequent periods, are recognized in other income.
Financial Instruments according to General Expected Credit Loss Model
The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost. When a debt instrument is recognized for the first time, an impairment loss is recognized in the amount of the expected loss for twelve months. The impairment method applied depends on whether there has been a significant increase in credit risk. If at the reporting date, the credit risk of a financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to twelve-month expected credit losses (Level 1). Where the expected lifetime of an asset is less than twelve months, expected losses are measured at its expected lifetime. Expected credit losses are based on the contractual cash flows multiplied by the premium of a credit default swap according to the expected maturity of the contracting party (Level 1). In case the credit risk of a financial instrument has increased significantly since initial recognition, the Group measures impairment for that financial instrument at an amount equal to the lifetime expected credit losses. The Group currently classifies an increase in credit risk on debt instruments as significant when the premium on a counterparty credit default swap has increased by 100 basis points since the initial recognition of the instrument or if the amount is more than 30 days overdue (Level 2). If there is an objective indication of impairment, the interest received must also be adjusted so that the interest as of this date is accrued based on the net carrying amount (carrying amount less risk provisions) of the financial instrument (Level 3).
Financial Instruments according to Simplified Expected Credit Loss Model
In the case of accounts receivable, the Group applies the simplified approach, which requires expected lifetime losses to be recognized from the initial recognition of the receivables (Level 2). In the event of objective evidence of impairment of trade receivables, such assets are reported as credit-impaired and the expected loss is calculated as the difference between the gross carrying amount and the present value of the expected cash flows discounted at the original effective interest rate (Level 3).
All accounts receivable were aggregated to measure the expected credit losses. All accounts receivable are currently due from customers in the pharmaceutical industry with similar credit risk profiles. The impairment is determined on the basis of the premium for an industry credit default swap. In the event that accounts receivable cannot be grouped together, they are measured individually.
Objective indications of the impairment of financial instruments may result from an overdue period of more than 90 days, significant financial difficulties on the part of the issuer or debtor, a breach of contract such as a default or delay in interest or principal payments, an increased probability of insolvency or other reorganization proceedings, or the disappearance of an active market for a financial asset due to financial difficulties.
Financial instruments are impaired if, based on a reasonable estimate, they are not expected to be realized and one of the objective indications occurs. An indicator that there is no reasonable expectation of recovery is, among other things, when internal or external information indicates that the Group will not receive the outstanding contractual amounts in full. This is generally assumed if financial instruments are more than two years overdue.
Derecognition
Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.
Financial Liabilities
Classification, Measurement and Disclosure
Contracts for liabilities are examined to determine whether they are only equity or only debt in nature or contain components of both. If the economic substance of the contractual agreement contains both components, they are recognized separately as equity instruments and as financial liabilities.
Financial liabilities are classified in the following categories:

•Financial liabilities at fair value through profit or loss
•Financial liabilities at amortized cost
Subsequent measurement at fair value through profit or loss (FVTPL) can be irrevocably designated upon initial recognition or is performed for derivatives with a negative fair value. Gains or losses arising from changes in fair value are recognized in profit or loss in the financial result. The Group does not make a designation for measurement at fair value.
Financial liabilities measured at amortized cost (FLAC) are measured using the effective interest method. Gains and losses are recognized in the income statement in other income/expenses or in the financial result using the effective interest method. For financial liabilities measured at amortized cost, an assessment is made at initial recognition as to whether separable embedded derivatives have been agreed in the contract. Embedded derivatives must be separated and recognized separately at fair value through profit or loss unless their terms are closely related to the host contract. The Group's financial liabilities measured at amortized cost include trade payables (part of the balance sheet item "Accounts Payable and Accruals"), the balance sheet items "Financial Liabilities from Collaborations" and the balance sheet items "Financial Liabilities from Future Payments to Royalty Pharma".
For contracts with equity and liability components, the fair value of the liability component is determined at the time of initial recognition using the market interest rate applicable to comparable instruments. This amount is recognized as a financial liability measured at amortized cost until the contract is settled or becomes due. The component classified as equity is determined by the difference between the total value of the contract and the fair value of the liability component. The resulting amount, net of income tax effects, is recognized as part of equity in additional paid-in capital and is not adjusted in subsequent periods. Transaction costs associated with the instrument are allocated between the two components based on the allocation of proceeds. Transaction costs attributable to the debt component are deducted from the carrying amount of the debt component and are amortized over the life of the contract using the effective interest method. Such a contract includes the convertible bond in the balance sheet item "Bonds". The exercise of the conversion option does not give rise to a gain or loss, but rather to a derecognition of the liability and a recognition of equity.
All amounts on financial liabilities at amortized cost that are payable within the next twelve months, are reported as a current liability. For bonds the undiscounted cash flows within the next twelve are considered as current. For the financial liabilities from collaborations and the financial liabilities from future payments to Royalty Pharma the planned payments in the next twelve months are discounted to determine the current liability.
Derecognition
A financial liability is derecognized when the underlying obligation is discharged, cancelled or expires.
2.7.2    Income Tax Receivables and Other Receivables
Income tax receivables mainly include receivables due from tax authorities in the context of capital gain taxes withheld to the nominal value without discount.
2.7.3    Inventories
Inventories are measured at the lower value of production or acquisition cost and net realizable value under the first-in, first-out method. Acquisition costs comprise all purchase costs, including those incurred in bringing the inventories into operating condition, and take purchase price reductions into account, such as bonuses and discounts. Manufacturing costs comprise all directly attributable costs as well as reasonably allocated overhead. Net realizable value is the estimated selling price less the estimated expenses necessary for completion and sale. Inventories are divided into the categories of raw materials and supplies, as well as unfinished and finished goods.
Inventory of tafasitamab used for clinical trials or research activities are presented as other current assets and once it is used costs are recognized in the income statement under research and development expenses when consumed.
2.7.4    Prepaid Expenses and Other Assets
Prepaid expenses include expenses resulting from an outflow of liquid assets prior to the reporting date that are only recognized as expenses in the subsequent financial year. Such expenses usually involve maintenance contracts, sublicenses and upfront payments for external laboratory services not yet performed.
Current other assets primarily consist of receivables from tax authorities from input tax surpluses, combination drugs as well as receivables from upfront payments. Measurement is at nominal value or acquisition cost less impairments.

2.7.5    Property, Plant and Equipment
Property, plant and equipment are recorded at historical cost less accumulated depreciation (see Note 5.8) and any impairment losses (see Note 2.7.9). Historical cost includes expenditures directly related to the purchase at the time of the acquisition. Replacement purchases, building alterations and improvements are capitalized, whereas repair and maintenance expenses are recognized as expenses as they are incurred. Property, plant and equipment are depreciated on a straight-line basis over its estimated useful life (see table below). Leasehold improvements are depreciated on a straight-line basis over the shorter of either the asset’s estimated useful life or the remaining term of the lease.

Asset Class	Useful Life	Depreciation Rates
Office Equipment	8 years	13%
Laboratory Equipment	4 years	25%
Low-value Office and Laboratory Equipment	Immediately	100%
Computer Hardware	3 years	33%
Permanent Improvements to Property/Buildings	10 years	10%
The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted when necessary.
Borrowing costs that can be directly attributed to the acquisition, construction or production of a qualifying asset are not included in the acquisition or production costs.
2.7.6    Leases
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
Right-of-use assets are measured at cost, which is calculated as the lease liability plus lease payments made at or before the date on which the asset is made available for use, less lease incentives received and additional initial direct costs and dismantling obligations. Subsequent measurement of right-of-use assets is at amortized cost. The right-of-use assets are amortized on a straight-line basis over the shorter of either the useful life or the term of the lease agreement and the amortization is recognized in profit or loss.
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
Impairment losses are recognized in accordance with the principles described in Note 2.7.9.
2.7.7    Intangible Assets
Purchased intangible assets are capitalized at acquisition cost and exclusively amortized on a straight-line basis over their useful lives. Internally generated intangible assets are recognized to the degree the corresponding recognition criteria are met.

Development costs are capitalized as intangible assets when the corresponding capitalization criteria have been met, namely, clear specification of the product or procedure, technical feasibility, intention of completion, use, commercialization, coverage of development costs through future free cash flows, reliable determination of these free cash flows and availability of sufficient resources for completion of development and sale. Amortization of intangible assets is recorded in cost of sales or research and development expenses.
Expenses to be classified as research expenses are allocated to research and development expenses.
Subsequent expenditures for capitalized intangible assets are capitalized only when they substantially increase the future economic benefit of the specific asset to which they relate. All other expenditures are expensed as incurred.
Patents
Patents obtained by the Group are recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.7.9). Patent costs are amortized on a straight-line basis over the lower of the estimated useful life of the patent (ten years) or the remaining patent term. Amortization starts when the patent is issued. Technology identified in the purchase price allocation for the acquisition of Sloning BioTechnology GmbH was recorded at the fair value at the time of acquisition, less accumulated amortization in subsequent measurement (useful life of 10 years).
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
Licenses for Marketed Products
The balance sheet item contains prepaid license fees and milestone payments for Monjuvi that are subsequently paid after the milestones have been reached. The Group amortizes those payments over the estimated useful life of the acquired license. The duration and method of amortization are reviewed at the end of each financial year. In the case of triggering events, the asset is tested for any impairment. Because the Group applies the cost accumulation approach, milestones in the near future are not taken into account.
In-Process R&D Programs
This line item contains capitalized payments from the in-licensing of compounds, as well as milestone payments for these compounds subsequently paid as milestones were achieved. Additionally, intangible assets identified in a business combination are included in this balance sheet item. No market approvals have been granted for those compounds.
Internally Generated Intangible Assets
In 2021, certain development costs related to tafasitamab and Monjuvi have been capitalized as internally generated intangible assets for the first time, as the recognition criteria, as stated above, are met. The development of these assets is currently not yet completed and therefore they are not yet subject to amortization. Until the development activities are completed, the capitalized assets will undergo an annual impairment test.
Software
Software is recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.7.9). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful life of three to five years. Software is amortized from the date the software is operational.

Intangible Asset Class	Useful Life	Amortization Rates
Patents	10 years	10%
Licenses and Licenses for Marketed Products	8 - 24 years	13% - 4%
In-process R&D Programs and Internally Generated Intangible Assets	Not yet amortized, Impairment Only	—
Software	3 to 5 years	33% - 20%
2.7.8    Goodwill
Goodwill is recognized from business combinations. Goodwill is tested annually for impairment (see Notes 2.7.9 and 5.11).
2.7.9    Impairment of Non-Financial Assets
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
2.7.10    Accounts Payables, Accruals and Provisions
Accounts payable are presented in Note 2.7.1 under financial liabilities at amortized cost.
Accruals are recognized for obligations to third parties arising from past events that are uncertain in their timing or amount. Furthermore, accruals are only recognized for legal or factual obligations to third parties if the event’s occurrence is more likely than not. Accruals are recognized in the amount required to settle the respective obligation and discounted to the reporting date when the interest effect is material. The amount required to meet the obligation also includes expected price and cost increases. The interest portion of the addition to accruals is recorded in the finance result. The measurement of accruals is based on past experience and considers the circumstances in existence on the reporting date. These non-financial liabilities with a maturity of more than one year are discounted to their present value.
Provisions mainly include cash-settled share-based payments.

2.7.11    Contract Liabilities
Upfront payments from customers for services to be rendered by the Group and revenue that must be recognized over a period of time are deferred and measured at the nominal amount of cash received. For current contract liabilities, the corresponding rendering of services and revenue recognition is expected to occur within a twelve-month period following the reporting date.
2.7.12    Tax Liabilities
Tax liabilities are recognized and measured at their nominal value. Tax liabilities contain obligations from current taxes, excluding deferred taxes. Liabilities for trade taxes, corporate taxes and similar taxes on income are determined based on the taxable income of the consolidated entities less any prepayments made.
2.7.13    Deferred Taxes
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
2.7.14    Stockholders’ Equity
Common Stock
Ordinary shares are classified as stockholders’ equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from stockholders’ equity.
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
The allocation of treasury shares to beneficiaries under long-term incentive plans (in this case: performance shares) is reflected in this line item based on the set number of shares to be allocated after the expiration of the four-year vesting period (quantity structure) and multiplied by the weighted-average purchase price of the treasury shares (value structure). The adjustment is carried out directly in equity through a reduction in the line item “treasury stock,” which is a deduction from common stock, while simultaneously reducing additional paid-in capital. Further information can be found in Notes 6.2.1 and 6.2.2.
Additional Paid-In Capital
Additional paid-in capital mainly consists of personnel expenses resulting from the grant of share-based payments, the conversion option of the convertible bonds classified as equity, as well as the proceeds from newly created shares in excess of their nominal value.
Other Comprehensive Income Reserve
The line item “Other Comprehensive Income Reserve” includes changes in the fair value of equity instruments that are recognized in other comprehensive income and currency exchange differences that are not recognized in profit or loss.
Accumulated Deficit
The “Accumulated Deficit” line item consists of the Group’s accumulated consolidated net profits/losses. A separate measurement of this item is not made.
3    Business Combination
In 2021 Constellation Pharmaceuticals, Inc., Cambridge, Massachusetts, USA and its 100% subsidiary Constellation Securities Corp., Cambridge, Massachusetts, USA, (both together "Constellation") was acquired via a cash tender offer. In this transaction, MorphoSys Development Inc. acquired the shares in Constellation. Following the acquisition, Constellation Pharmaceuticals, Inc. was merged into MorphoSys Development Inc. Constellation Pharmaceuticals, Inc. remained from this merger.
As a clinical stage biopharmaceutical company, Constellation's business activities uses its expertise in epigenetics to discover and develop novel therapeutics that address serious unmet medical needs in patients with various forms of cancer. As of the date of the acquisition Constellation does not generate any revenues.
The cash tender offer, that started on June 16, 2021, to acquire all outstanding shares of Constellation for US$ 34.00 per share (equivalent to € 28.79) expired at the end of July 14, 2021. A total of 42,811,957 shares with a total value of US$ 1,456 million (equivalent to € 1,233 million) were acquired under this offer by MorphoSys Development Inc. (Dover, Delaware, USA). This represented about 89% of Constellation’s total outstanding 48,094,531 shares. The remaining shares, representing approximately 11% of the total outstanding shares, were also acquired after the merger in the context of an automatic squeeze-out procedure on July 15, 2021, at the same price per share in the amount of US$ 34.00 (equivalent to € 28.79). A total purchase price of US$1,635.2 million (€ 1,384.7 million) was paid in cash for the acquisition of the shares.
The acquisition of Constellation was financed with the cash inflows received from Royalty Pharma in the amount of US$1,425.0 million (equivalent to €1,300.0 million) as well as with cash and other financial assets from MorphoSys and Constellation. For further information on cash inflows from Royalty Pharma, refer to Note 5.19. This transaction had multiple objectives, including the acceleration of the growth strategy and expansion of the clinical pipeline in hematology/oncology. The acquisition date for accounting purposes is July 15, 2021, from which date Constellation and its sole subsidiary Constellation Securities Corp. have been fully consolidated into the MorphoSys Group.
In the period from acquisition to December 31, 2021, Constellation contributed revenues of € 0.0 million and a loss of € 60.4 million to the Group's net loss. This loss does not contain the impairment of goodwill. If the acquisition had occurred on January 1, 2021, the consolidated pro-forma net loss for 2021 would have been € 645.7 million. The pro-forma net loss for 2021 includes the impairment of goodwill. In determining this amount, management assumed that the preliminary fair value adjustments to the acquired assets at the acquisition date would also have been valid in the event of an acquisition on January 1, 2021.

As of July 15, 2021, the acquired assets and liabilities resulting from the acquisition included the following items.

in 000' €	Fair Value
Cash and Cash Equivalents	178,090
Other Financial Assets	118,909
Property, Plant and Equipment	1,572
In-process R&D Programs	719,399
Deferred Tax Asset	145,900
Prepaid Expenses and Other Assets	10,971
Accounts Payable and Accruals	-147,791
Tax Liabilities	-33
Deferred Tax Liability	-183,878
Fair Value of Identifiable Net Assets and Liabilities	843,139
Goodwill on Acquisition Date	541,561
Consideration Paid	1,384,700
Cash and Cash Equivalents Acquired	-178,090
Net Cash Outflow	1,206,610
The goodwill is attributable to several preclinical programs, especially for further indications of the main compounds pelabresib, CPI-0209 other small molecules being in a very early stage of the preclinical development as well as workforce. Potential future cash inflows, resulting solely from the commercialization of the drug candidates will be recognized by Constellation. Hence, Constellation is expected to benefit from the synergies of the business combination and therefore the Goodwill was allocated to this group of cash-generating units.
Goodwill is not expected to be deductible for income tax purposes.
In the context of the acquisition of Constellation directly attributable transaction costs in the amount of €19.2 million were incurred and expensed as general and administrative in 2021.
The following amount of goodwill was recognized as a result of the acquisition.

in 000' €
Consideration Paid	1,384,700
Fair Value of Identifiable Net Assets and Liabilities	843,139
Goodwill	541,561
The following table shows the effects on goodwill recognized in financial year.

in 000' €
Balance as of January 1, 2021	0
Initial Recognition	541,561
Impairment	(230,715)
Exchange differences	23,108
Balance as of December 31, 2021	333,955
In addition, the following agreements, which are not attributable to the business combination and therefore not part of the purchase price, were concluded:
1.Royalty Purchase and Revenue Participation Agreements with Royalty Pharma
The acquisition of Constellation also triggered the enforcement of the royalty purchase agreement and the revenue participation agreement with Royalty Pharma on July 15, 2021. The agreements primarily serve to finance the acquisition of Constellation and to further develop the MorphoSys and Constellation product pipelines. Please refer to section "5.19 Financial liabilities for future payments to Royalty Pharma" for details of the contractual content and accounting effects.

2.Development Funding Bond Agreement with Royalty Pharma
On July 15, 2021, the development funding bond agreement with Royalty Pharma became effective. Under the terms of this agreement, MorphoSys must draw at least US$150.0 million (equivalent to €127.0 million) and can draw down a maximum of US$350.0 million (equivalent to €296.4 million) within one year. Repayment will be made at 2.2 times the amount drawn according to a fixed payment schedule within ten years and nine months after the first drawdown without any repayment in the first two years after a drawdown. To date, no partial amount of the bond has been called.
3.Share-based payment programs for employees
Constellation has implemented several share-based employee incentive plans ("Plans") in previous years. These grant beneficiaries options, stock appreciation rights ("SARs"), restricted stock, restricted stock units and other stock-based awards ("Awards"), depending on the underlying contract. Beneficiaries are "all employees, officers and directors of Constellation and consultants to the Company (as defined and interpreted under the Securities Act of 1933, as amended) who are eligible to receive Awards under the Plans. These Plans specify that in the event of certain other events, such as "reorganization events," the Management Board may grant beneficiaries a cash payment in respect of any Award in exchange for the termination of the Award. The acquisition of Constellation by MorphoSys is considered to be such a reorganization event within the meaning of the program, which triggered the change-of-control clause. For the allocation of the awards to the beneficiaries, Constellation recognized a liability in the closing balance sheet as of July 14, 2021 to the beneficiaries of US$84.9 million (€71.9 million), which was settled in cash in August 2021.
4.Retention and Severance Agreements to certain employees
Constellation has offered certain employees in key positions staggered retention bonuses depending on the term in order to bind them to the company at least for a certain period of time. Expenses totaling €5.7 million were recognized for this until December 31, 2021 in Constellation's statement of profit or loss. In contrast, certain employees were offered severance payments in order to achieve an early termination of the employment relationship; expenses totaling €7.3 million were recognized for this until December 31, 2021.

5. Milestone Payment to the Leukemia & Lymphoma Society (LLS-Milestone)
Under a research, development and commercialization agreement entered into in 2012 with the Leukemia & Lymphoma Society, New York, U.S.A. ("LLS"), Constellation received research grants in the past for certain research and development activities. The agreement requires Constellation to make repayments to LLS upon the achievement of certain milestones. The acquisition of Constellation by MorphoSys meets the requirement of such a milestone and triggered a payment to LLS in the amount of US$7.4 million (€6.3 million). Constellation therefore recognized a liability in the closing balance sheet as of July 14, 2021 to LLS.
4    Notes to the Profit or Loss Statement
4.1    Revenues

in 000' €	2021	2020	2019
Product Sales, Net	66,861	22,983	0
Royalties	65,576	42,467	31,788
License Fees	43	236,094	265
Milestone Payments	19,952	4,825	30,470
Service Fees	19,726	21,329	9,232
Other	7,454	0	0
Licenses, Milestones and Other	47,175	262,248	39,967
Total	179,612	327,698	71,755
The following overview shows the Group’s regional distribution of revenue on the basis of the customer location:

in 000' €	2021	2020	2019
Germany	—	—	145
Europe and Asia	23,328	8,640	39,322
USA and Canada	156,284	319,058	32,288
Total	179,612	327,698	71,755

The following overview shows the timing of the satisfaction of performance obligations:

in 000' €	2021	2020	2019
At a Point in Time	179,569	327,438	71,270
Over Time	43	260	485
Total	179,612	327,698	71,755
Of the total revenues generated in 2021, a total of €85.5 million were recognized from performance obligations that were fulfilled in previous periods and related to milestone payments and royalties (2020: €47.1 million; 2019: €62.0 million).
4.2    Cost of Sales
Cost of sales consisted of the following:

in 000' €	2021	2020	2019
Expensed Acquisition or Production Cost of Inventories	12,618	5,564	0
Personnel Expenses	11,630	11,054	3,233
Impairment (+) and Reversals of Impairment (-) on Inventories	—	(9,933)	8,685
Impairment, Amortization and Other Costs of Intangible Assets	7,409	2,251	0
External Services	289	128	49
Depreciation and Other Costs for Infrastructure	221	98	100
Other Costs	28	12	18
Total	32,195	9,174	12,085
4.3    Operating Expenses
4.3.1    Research and Development Expenses
Research and development expenses consisted of the following:

in 000' €	2021	2020	2019
Personnel Expenses	65,941	32,331	28,468
Impairment (+) and Reversals of Impairment (-) on Inventories	0	(3,338)	0
Consumable Supplies	4,055	3,239	2,874
Impairment, Amortization and Other Costs of Intangible Assets	7,859	18,144	5,631
External Services	131,467	77,827	62,373
Depreciation and Other Costs for Infrastructure	11,773	8,669	5,944
Other Costs	4,116	2,498	3,142
Total	225,211	139,370	108,432
In 2021, expenses for external temporary staff have been reclassified from personnel expenses to external services (see Note 4.3.4). In order to provide comparable information for the previous year, the prior-year figures have been adjusted accordingly.
4.3.2    Selling Expenses
Selling expenses consisted of the following:

in 000' €	2021	2020	2019
Personnel Expenses	63,517	52,823	6,804
Consumable Supplies	86	125	14
Amortization of Intangible Assets	138	8	11
External Services	51,265	50,727	14,313
Depreciation and Other Costs for Infrastructure	870	700	371
Other Costs	5,667	3,360	1,158
Total	121,543	107,743	22,671

In 2021, expenses for external temporary staff have been reclassified from personnel expenses to external services (see Note 4.3.4). In order to provide comparable information for the previous year, the prior-year figures have been adjusted accordingly.
4.3.3    General and Administrative Expense
General and administrative expenses consisted of the following:

in 000' €	2021	2020	2019
Personnel Expenses	32,589	29,892	22,574
Consumable Supplies	88	565	389
Amortization of Intangible Assets	596	55	39
External Services	35,892	15,557	10,049
Depreciation and Other Costs for Infrastructure	6,885	4,084	1,739
Other Costs	2,242	1,250	1,875
Total	78,292	51,403	36,665
In 2021, expenses for external temporary staff have been reclassified from personnel expenses to external services (see Note 4.3.4). In order to provide comparable information for the previous year, the prior-year figures have been adjusted accordingly.
4.3.4     Personnel Expenses
Personnel expenses consisted of the following:

in 000' €	2021	2020	2019
Wages and Salaries	158,094	107,841	47,602
Social Security Contributions	11,191	8,043	5,686
Share-based Payment Expense	2,585	8,955	6,654
Other	1,807	1,261	1,138
Total	173,677	126,100	61,080
In 2021, expenses for external temporary staff have been reclassified from personnel expenses to external services. In addition, expenses for severance payments and retention bonuses were reclassified from "Other" to "Wages and Salaries". In order to provide comparable information for the previous year, the prior-year figures have been adjusted accordingly.
The cost of defined contribution plans amounted to €2.8 million in 2021 (2020: €0.8 million; 2019: €0.7 million).
The following number of employees as of December 31 of a given year were employed in the various functions and allocated to the segments as follows:

	2021	2020	2019
Production	7	0	0
Research and Development	504	351	300
Selling	94	142	40
General and Administrative	127	122	86
Total	732	615	426
The average number of employees for the 2021 financial year was 678 (2020: 564; 2019: 374).
4.3.5     Impairment of Goodwill

In the financial year 2021, an impairment loss of €(230.7) million (previous year: €(2.1) million ) was recognized on goodwill. For further details, please refer to Note 5.11.

4.4    Other Income and Expenses, Finance Income and Finance Expense
The other income is shown in the following overview.

in 000' €	2021	2020	2019
Gain from Deconsolidation of Lanthio Entities	0	379	0
Gain on Foreign Exchange	7,640	13,656	233
Grant Income	5	61	98
Income from Other Items	545	489	474
Other Income	8,190	14,585	805
The other expenses are shown in the following overview.

in 000' €	2021	2020	2019
Loss on Foreign Exchange	(5,944)	(4,581)	(413)
Expenses from Other Items	(425)	(594)	(214)
Other Expenses	(6,369)	(5,175)	(627)
The finance income is shown in the following overview.

in 000' €	2021	2020	2019
Foreign Exchange Gains	18,782	7,160	121
Gains from Measurement at Fair Value	15,231	83,654	2,456
Income from Carrying Amount Adjustments of Financial Liabilities at Amortized cost	61,876	0	0
Interest Income	723	1,233	223
Finance Income	96,612	92,047	2,799
The finance expenses are shown in the following overview.

in 000' €	2021	2020	2019
Foreign Exchange Losses	(46,297)	(31,694)	(777)
Losses from Measurement at Fair Value	(4,247)	(19,313)	(442)
Effective Interest Expenses from Financial Liabilities at Amortized Cost	(62,252)	(17,783)	0
Expenses from Carrying Amount Adjustments of Financial Liabilities at Amortized cost	(64,846)	(24,565)	0
Other Interest Expenses	(2,415)	(1,021)	(91)
Interest Expenses on Lease Liabilities	(1,157)	(1,174)	(932)
Bank Fees	(242)	(664)	(31)
Finance Expenses	(181.456)	(96.214)	(2.272)
4.5    Income Tax Expenses and Benefits
MorphoSys AG is subject to corporate taxes, the solidarity surcharge and trade taxes. The Company’s corporate income tax rate in the reporting year remained unchanged (15.0%), as did the solidarity surcharge (5.5%) and the effective trade tax rate (10.85%), resulting in a combined tax rate of 26.675%.
The US tax group, comprising of MorphoSys US Inc. and Constellation is subject to Federal Corporate Income Tax of 21.0% and a blended effective State Income Tax of 4.56%, resulting in a combined income tax rate of 25.56%.

in 000' €	2021	2020	2019
Current Tax Benefit / (Expense) (Thereof Regarding Prior Years: kEUR (96); 2020: kEUR 66; 2019: kEUR 0)	1,172	(67,073)	(1)
Deferred Tax Benefit / (Expenses)	75,419	142,472	3,507
Total Income Tax Benefit / (Expenses)	76,591	75,399	3,506

The Group recorded total income tax benefits of €76.6 million million in 2021, which consisted of deferred tax benefits of €34.8 million on temporary differences and income of €40.6 million on deferred taxes capitalized on losses of the period, and €1.2 million current tax income, mainly being recognized for a losscarryback. The deferred tax benefits on temporary differences mainly relate to the recognition of the financial liabilities for future payments to Royalty Pharma, which creates a temporary difference for tax purposes.
The following table reconciles the expected income tax expense to the actual income tax expense as presented in the consolidated financial statements. The combined income tax rate of 26.675% in the 2021 financial year (2020: 26.675%; 2019: 26.675%) was applied to profit before taxes to calculate the statutory income tax expense. This rate consisted of a corporate income tax of 15.0%, a solidarity surcharge of 5.5% on the corporate tax, and an average trade tax of 10.85% applicable to the Group.

in 000' €	2021	2020	2019
Earnings Before Income Taxes	(591,051)	22,492	(106,520)
Expected Tax Rate	26.675%	26.675%	26.675%
Expected Income Tax	157,663	(6,000)	28,414
Tax Effects Resulting from:
Premium from Capital Increase by Incyte	0	14,182	0
Share-based Payment	(547)	(1,823)	(387)
Permanent Differences	(58,971)	4,991	(411)
Non-Tax-Deductible Items	(1,992)	(9,718)	(151)
Non-Recognition of Deferred Tax Assets on Temporary Differences	(8,117)	0	0
Non-Recognition of Deferred Tax Assets on Current Year Tax Losses	(7,817)	0	(24,285)
Recognition of Deferred Tax Assets on Prior Year Temporary Differences	0	6,548	0
Effect from Utilization of Loss Carryforwards for which no Deferred Tax Assets were recognized	0	66,472	0
Tax Rate Differences to Local Tax Rates	(3,721)	140	(1,461)
Effect of Tax Rate Changes	0	0	1,789
Prior Year Taxes	96	0	0
Other Effects	(3)	607	(2)
Actual Income Tax	76,591	75,399	3,506
Effective Tax Rate	13.0%	(335.2)%	3.3%
The permanent differences as of December 31, 2021 relate exclusively to the impairment of goodwill.
As of December 31, 2021, the deferred tax assets of MorphoSys AG relating to temporary differences as well as tax loss carry forwards created in 2021 have been capitalized. Deferred taxes of MorphoSys AG are capitalized in full due to the long-term positive business development and the associated positive earnings forecasts of the legal entity. The forecast period is up to 2039 and in line with the accrual period of the financial liability from collaborations, and the respective analysis is based on long-term corporate planning and supports the assessment as strong evidence that the deferred tax assets will be realized.
As far as the US tax group companies are concerned, the deferred tax assets relating to temporary differences as well as the tax losses incurred until year end, have been capitalized in the amounts where a future offset with deferred tax liabilities is assured. This takes into account any limitations on the offsetting of losses with deferred tax assets and liabilities, insofar the deferred tax liability from the purchase price allocation at acquisition date assures recoverability. For the period after the acquisition date, any additional deferred tax assets can only be capitalized to the same extent, namely that sufficient deferred tax liabilities assure future recoverability. Due to the history of losses being absorbed from Constellation level, and the current uncertainties regarding the realization of planned taxable income, corresponding deferred tax assets on loss carry forwards were only recognized as outlined in the following table.

in 000' €	Carry-Forward of Tax Losses
Tax Losses from Prior Years	0
Tax Losses absorbed from Constellation	563,697
Tax Losses from Current Year	138,257
Foreign Currency Translation Differences	22,795
Total Tax Losses as of December 31, 2021	724,749
Expected Deferred Tax Assets on Total Tax Losses	186,945
Non-Recognition of Deferred Tax Assets on Current Year Tax Losses	(7,817)
Deferred Tax Assets on Tax Losses	179,128
The tax losses as of December 31, 2021 include losses of €69.9 million with a limited utilization period, which relate to the US tax group and forfeit from 2037 until 2043. The deferred tax assets on temporary differences, which have not been capitalized in the period, amount to €8.1 million.
Deferred tax assets and deferred tax liabilities consisted of the following:

in 000’s €, as of December 31	Deferred Tax Asset 2021	Deferred Tax Asset 2020	Deferred Tax Liability 2021	Deferred Tax Liability 2020
Financial Assets /Liabilities from Collaborations	137,184	137,778	531	5,475
Financial Liabilities from Future Payments to Royalty Pharma	43,611	0	2,092	0
Bonds	507	113	11,260	13,653
Leases	802	824	976	787
Intangible Assets	6,549	8,753	195,371	517
Inventories	2,255	1,328	0	0
Receivables and Other Assets	890	1,099	1,988	211
Property, Plant and Equipment	0	0	108	381
Provisions	5,880	2,581	0	2,723
Other Liabilities	0	0	0	980
Tax Losses	179,128	0	0	0
Offsetting	(190,261)	(19,670)	(190,261)	(19,670)
Total	186,545	132,806	22,065	5,057
After netting, both the deferred tax assets and the deferred tax liabilities are of a non-current nature.

	Changes in Deferred Taxes in 2021
in 000' €	Income / (Expense)	Direct Recognition from Purchase Price Allocation
Financial Assets /Liabilities from Collaborations	4,350	0
Financial Liabilities from Future Payments to Royalty Pharma	41,519	0
Bonds	2,787	0
Leases	(211)	0
Intangible Assets	(13,180)	(183,878)
Inventories	927	0
Receivables and Other Assets	(1,986)	0
Property, Plant and Equipment	113	160
Provisions	4,363	1,659
Other Liabilities	980	0
Tax Losses	35,047	144,081
Foreign Currency Translation Differences	710	(710)
Total	75,419	(38,688)
As of December 31, 2021, and December 31, 2020, there were no temporary differences in connection with investments in subsidiaries, so called outside basis differences, for which no deferred tax liability was recognized. In 2021 the purchase price allocation of Constellation resulted in €38.7 million net deferred tax liabilities, recognized directly against goodwill. The deferred tax assets recognized in an amount of €145.9 million were not recognized at Constellation prior to the acquisition date. There were no deferred tax items recognized against equity (2020: €12.7 million ).
4.6    Earnings per Share
Basic earnings per share are calculated by dividing the 2021 consolidated net loss of €514,460,016 (2020: consolidated net profit of €97,890,576; 2019: consolidated net loss of €103,014,058) by the weighted-average number of ordinary shares outstanding during the respective year (2021: 33,401,069; 2020: 32,525,644; 2019: 31,611,155).
Diluted earnings per share is calculated by taking into account the potential increase in the Group’s ordinary shares as the result of granted stock options, restricted stock units and convertible bonds.
The following table shows the reconciliation of basic earnings per share to diluted earnings per share (in €, except for disclosures in shares).

	2021	2020	2019
Numerator (in €)
Consolidated Net Profit / (Loss) - used in calculating Basic Earnings per Share	(514,460,016)	97,890,576	(103,014,058)
Interest in connection with Dilutive Shares	0	654,487	0
Profit used in calculating Diluted Earnings per Share	(514,460,016)	98,545,063	(103,014,058)
Denominator (in Shares)
Weighted average Ordinary Shares Used in Calculating Basic Earnings per Share	33,401,069	32,525,644	31,611,155
Dilutive Shares	0	642,208	0
Weighted average Ordinary Shares and potential Ordinary Shares Used in Calculating Diluted Earnings per Share	33,401,069	33,167,852	31,611,155
Earnings per Share (in €)
Basic	(15.40)	3.01	(3.26)
Diluted	(15.40)	2.97	(3.26)

The 41,632 stock options and 108,576 restricted stock units still unvested as of December 31, 2021 and the 2,475,437 shares from the convertible bonds are potentially dilutive shares for 2021, but excluded from the calculation of dilutive earnings per share as it would result in a decline in the loss per share.
5    Notes to the Balance Sheet
5.1    Cash and Cash Equivalents

in 000' €	12/31/2021	12/31/2020
Bank Balances and Cash in Hand	123,248	109,797
Impairment	0	(2)
Cash and Cash Equivalents	123,248	109,795
The presentation of the development of the expected twelve-month loss for cash and cash equivalents can be found in Note 7.4.1.
5.2    Other Financial Assets
Other Financial Assets include, on the one hand, money market funds classified as FVTPL and on the other hand term deposits and bonds classified as AC.
The financial assets at fair value, with changes recognized in profit or loss, are shown in the following overview.

			Unrealized
in 000' €	Maturity	Cost	Gross Profit	Losses	Market Value
December 31, 2021
Money Market Funds	daily	8,874	1	0	8,875
Total					8,875
December 31, 2020
Money Market Funds	daily	288,050	293	(405)	287,938
Total					287,938
Realized and unrealized gains and losses on money market funds were recognized in the finance result in profit or loss. The valuation of money market funds resulted in a net gain of €0.6 million in 2021 (2020: net loss of €6.1 million; 2019: net gain of €0.4 million).
The financial assets at amortized cost are shown in the following overview.

in 000’ €	Maturity	Cost	Effective Interest Income (+) / Expense (-)	Impairment	Carrying Amount
December 31, 2021
Term Deposits, Current Portion	4 to 12 months	562,369	0	(491)	561,878
Bonds	4 to 12 months	285,144	(2,025)	(185)	282,934
Total					844,812
December 31, 2020
Term Deposits, Current Portion	4 to 12 months	649,745	380	(412)	649,713
Bonds	more than 12 months	197,827	(652)	(587)	196,588
Total					846,301
As of December 31, 2021, these assets mainly consisted of term deposits with fixed or variable interest rates, as well as corporate bonds with fixed interest.
Net interest expense from financial assets classified as “at amortized cost” amounted to €1.7 million in 2021 (2020: €0.5 million net interest expense; 2019: €0.1 million net interest income) and was recognized in the finance result.

The risk associated with these financial instruments results primarily from bank credit risks. Further information on the credit risk for term deposits and corporate bonds can be found in Note 7.4.1.
5.3    Accounts Receivable
All accounts receivable are non-interest-bearing and generally have payment terms of between 30 and 180 days. As of December 31, 2021, accounts receivable mainly included receivables against Incyte from shared development costs as well as receivables from Monjuvi product sales. As of December 31, 2020, accounts receivable mainly consisted of royalty payments not yet received and receivables against Incyte from shared development costs.
The Group‘s single most significant customer Incyte accounted for €38.5 million of accounts receivables as of December 31, 2021 (December 31, 2020: €50.1 million), or 51% of the Group‘s total accounts receivable at the end of 2021 (December 31, 2020: 60%).
The table below shows the accounts receivable by region as of the reporting date.

in 000' €	12/31/2021	12/31/2020
Europe and Asia	6,368	4,452
USA and Canada	69,903	79,326
Impairment	(360)	(424)
Total	75,911	83,354
The presentation of the development of the risk provisions in the 2021 and 2020 financial years for accounts receivable using the simplified impairment model can be found in Note 7.4.1.
5.4    Other Receivables
Other receivables as of December 31, 2021, mainly consisted of receivables from creditors with debit accounts in the amount of €1.1 million (December 31, 2020: €1.2 million).
As of December 31, 2021 and December 31, 2020, there were no impairments recognized on other receivables due to immateriality.
5.5    Inventories
Inventories amounted to €20.8 million as of December 31, 2021 (December 31, 2020: €10.0 million) and consisted of raw materials and supplies (€12.1 million; December 31, 2020: €5.3 million), unfinished goods (€4.1 million; December 31, 2020: €0.0 million) and finished goods (€4.5 million; December 31, 2020: €4.7 million).
There were no impairment losses to be recognized in 2021 and 2020.
The impairment to a net realizable value of zero on antibody material (tafasitamab), which was recognized in cost of sales and research and development expenses in prior periods, was reversed due to the market approval of Monjuvi in 2020. At the time of the reversal, tafasitamab was allocated only under inventories. The reversal resulted in a net gain of €13.3 million in 2020, which was fully attributable to financial year 2019. The reversal of the impairment loss was recognized in cost of sales of €9.9 million and in research and development expenses of €3.3 million.
5.6    Income Tax Receivables
As of December 31, 2021, income tax receivables amounted to €1.1 million (December 31, 2020: €0.4 million) and consisted of receivables from capital gain taxes withheld.

5.7    Prepaid Expenses and Other Assets
The current prepaid expenses and other assets are shown in the following table.

in 000' €	12/31/2021	12/31/2020
Combination Drugs	15,945	10,003
Receivables due from Tax Authorities from Input Tax Surplus	6,563	3,920
Upfront Fees for External Laboratory Services	1,724	1,210
Upfront Fees for Sublicenses	1,304	777
Other Prepayments	13,787	4,711
Total	39,323	20,621
An impairment of €3.5 million was recognized on combination drugs in 2021 (December 31, 2020: €0.5 million). Other prepayments mainly include payments made in advance for maintenance contracts, insurances, sublicenses as well as external laboratory services.
The non-current prepaid expenses and other assets are shown in the following table.

in 000' €	12/31/2021	12/31/2020
Prepaid Expenses	9,192	183
Other Assets	4,059	1,384
Total	13,251	1,567
The non-current prepaid expenses mainly include prepayments for external services that will be utilized from 2023 onwards.
The Group has classified certain items within other assets as “restricted cash” that is not available for operational purposes of the Group. As of December 31, 2021, the Group had non-current restricted cash of €3.8 million for rental deposits issued (December 31, 2020: €1.2 million). As of December 31, 2021, €0.2 million were deposited as collateral for credit cards by MorphoSys US Inc. (December 31, 2020: €0.2 million).

5.8    Property, Plant and Equipment

in 000' €	Office and Laboratory Equipment	Furniture and Fixtures	Total
Cost
January 1, 2021	20,041	3,942	23,983
Additions	3,334	367	3,701
Additions through Business Combination	1,488	134	1,622
Disposals	(2,101)	(67)	(2,168)
Exchange differences	6	232	238
December 31, 2021	22,768	4,608	27,376
Accumulated Depreciation and Impairment
January 1, 2021	16,834	825	17,659
Depreciation Charge for the Year	2,165	678	2,843
Impairment	1,572	0	1,572
Disposals	(1,764)	(67)	(1,831)
Exchange differences	2	24	26
December 31, 2021	18,809	1,460	20,269
Carrying Amount
January 1, 2021	3,207	3,117	6,324
December 31, 2021	3,959	3,148	7,107
Cost
January 1, 2020	18,386	2,390	20,776
Additions	2,662	1,672	4,334
Disposals	(1,006)	(8)	(1,014)
Exchange differences	(1)	(112)	(113)
December 31, 2020	20,041	3,942	23,983
Accumulated Depreciation and Impairment
January 1, 2020	15,654	469	16,123
Depreciation Charge for the Year	2,101	363	2,464
Disposals	(921)	(2)	(923)
Exchange differences	0	(5)	(5)
December 31, 2020	16,834	825	17,659
Carrying Amount
January 1, 2020	2,732	1,921	4,653
December 31, 2020	3,207	3,117	6,324
No borrowing costs were capitalized during the reporting period, and there were neither restrictions on the retention of title nor property, plant and equipment pledged as security for liabilities. There were no material contractual commitments for the purchase of property, plant and equipment as of the reporting date.
Depreciation is contained in the following line items of profit or loss.

in 000' €	2021	2020	2019
Cost of Sales	—	—	—
Research and Development	1,681	1,663	1,478
Research and Development (Impairment)	1,537	—	10
Selling	63	132	92
General and Administrative	1,089	692	396
Total	4,370	2,487	1,976

5.9    Leases
The development of the right-of-use assets and lease liabilities is shown below.

	Right-of-Use Assets				Lease Liabilities
in 000' €	Building	Cars	Technical Equipment	Total
Balance as of January 1, 2020	42,586	238	336	43,160	42,557
Additions	4,660	196	12	4,868	5,286
Depreciation of Right-of-Use Assets	(3,218)	(162)	(152)	(3,532)	0
Interest Expenses on Lease Liabilities	0	0	0	0	1,173
Lease Payments	0	0	0	0	(3,918)
Disposals	(78)	0	0	(78)	(79)
Balance as of December 31, 2020	43,950	272	196	44,418	45,019
Balance as of January 1, 2021	43,950	272	196	44,418	45,019
Additions	0	166	1,219	1,385	316
Depreciation of Right-of-Use Assets	(3,317)	(141)	(230)	(3,688)	0
Interest Expenses on Lease Liabilities	0	0	0	0	1,170
Lease Payments	0	0	0	0	(4,286)
Disposals	0	(51)	0	(51)	(173)
Exchange differences	418	0	3	421	538
Balance as of December 31, 2021	41,051	246	1,188	42,485	42,584
Lease agreements had the following effects on the statement of profit or loss.

in 000' €	2021	2020	2019
Depreciation of Right-of-Use Assets	3,648	3,586	2,805
Interest Expenses on Lease Liabilities	1,157	1,174	932
Expenses for Short Term Leases	1,553	0	0
Expenses for Leases of Low Value Assets	17	81	41
Total	6,375	4,841	3,778
Depreciation of right-of-use assets is contained in the following line items of profit or loss.

in 000' €	2021	2020	2019
Cost of Sales	221	98	100
Research and Development	1,636	1,991	1,985
Selling	79	145	123
General and Administrative	1,711	1,352	597
Total	3,648	3,586	2,805
The maturity analysis of the lease liabilities as of December 31, 2021 is as follows.

December 31, 2021; in 000’ €
Contractual Maturities of Financial Liabilities	Less than 1 Year	Between One and Five Years	More than 5 Years	Total Contractual Cash Flows	Carrying Amount Liabilities
Lease Liabilities	4,256	16,750	28,559	49,565	42,584
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

5.10    Intangible Assets

in 000' €	Patents	Licenses	Licenses for Marketed Products	In-process R&D Programs	Internally Generated Intangible Assets	Software	Total
Cost
January 1, 2021	18,214	35,396	56,449	0	0	5,847	115,906
Additions	345	0	0	10,429	11,517	205	22,496
Additions through Business Combination	0	0	0	719,399	0	16	719,415
Disposals	(309)	(1,000)	0	0	0	(3,447)	(4,756)
Exchange differences	0	0	0	30,679	0	0	30,679
December 31, 2021	18,250	34,396	56,449	760,507	11,517	2,621	883,740
Accumulated Amortization and Impairment
January 1, 2021	16,276	23,560	963	0	0	5,731	46,530
Amortization Charge for the Year	235	986	2,312	0	0	94	3,627
Impairment	2	0	0	0	0	14	16
Disposals	(309)	(999)	0	0	0	(3,447)	(4,755)
December 31, 2021	16,204	23,547	3,275	0	0	2,392	45,418
Carrying Amount
January 1, 2021	1,938	11,836	55,486	0	0	116	69,376
December 31, 2021	2,046	10,849	53,174	760,507	11,517	229	838,322
Cost
January 1, 2020	18,034	23,896	0	52,159	0	5,758	99,847
Additions	290	12,000	0	32,501	0	90	44,881
Disposals	(110)	(500)	0	(28,211)	0	(1)	(28,822)
Reclassification	0	0	56,449	(56,449)	0	0	0
December 31, 2020	18,214	35,396	56,449	0	0	5,847	115,906
Accumulated Amortization and Impairment
January 1, 2020	15,053	21,546	0	16,475	0	5,651	58,725
Amortization Charge for the Year	990	206	963	0	0	81	2,240
Impairment	233	2,000	0	11,736	0	0	13,969
Disposals	0	(192)	0	(28,211)	0	(1)	(28,404)
December 31, 2020	16,276	23,560	963	0	0	5,731	46,530
Carrying Amount
January 1, 2020	2,981	2,350	0	35,684	0	107	41,122
December 31, 2020	1,938	11,836	55,486	0	0	116	69,376
There were no material contractual commitments for the purchase of intangible assets as of the reporting date.
Amortization was included in the following line items of profit or loss.

in 000' €	2021	2020	2019
Cost of Sales	2,312	963	0
Research and Development	1,272	1,258	1,444
Research and Development (Impairment)	13	13,969	1,639
Selling	2	5	11
General and Administrative	24	17	37
Total	3,623	16,212	3,131

Licenses for Marketed Products
Tafasitamab
Since the market approval of Monjuvi, the compound is classified as an intangible asset with a finite useful life and amortized as of that date. The Group amortizes the intangible asset on a straight-line basis over the estimated useful life of the acquired license until 2044 and recognizes the amortization in cost of sales. The duration and method of amortization are reviewed at the end of each financial year. In the event of triggering events, the asset is tested for impairment, if any. As of December 31, 2021, no indications of impairment were identified.
In-Process R&D Programs
Tafasitamab
In 2021, a milestone payment of €10.4 million was capitalized for tafasitamab. This was made for an indication for which marketing approval has not yet been granted.
As an intangible asset not yet available for use and a carrying amount of €10.4 million, tafasitamab was subject to an annual impairment test on September 30, 2021, as required by IAS 36. The recoverable amount of the tafasitamab cash-generating unit was determined on the basis of value-in-use calculations, which concluded that the recoverable amount exceeded its carrying amount. The cash flow forecasts took into account expected cash inflows from the potential commercialization of tafasitamab, the cash outflows for anticipated research and development, and the costs for tafasitamab’s commercialization. The cash flow forecasts are based on the period of patent protection for tafasitamab. For this reason, a planning horizon of approximately 22 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of 0.9 and WACC before taxes of 8.1%. A sensitivity analysis was performed for the discount rate. A sensitivity analysis for changes in the cash flows was not performed since the cash flows from research and development and the commercialization of the compound have already been probability adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. The analysis did not reveal any need for impairment. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios, as well as external sources of information.
No indicators of impairment were identified on December 31, 2021.
Pelabresib and CPI-0209
As part of the acquisition of Constellation, not yet available for use research and development programs in development (pelabresib and CPI-0209) in the amount of €717.4 million (pelabresib) and €2.0 million (CPI-0209) were identified and capitalized in 2021. Further information can be found in Note 3 of these notes.
As intangible assets not yet available for use and a carrying amount of together €719.4 million, pelabresib and CPI-0209 were subject to an annual impairment test on December 31, 2021, as required by IAS 36. Pelapresib and CPI-0209 each constitute a cash-generating unit. The recoverable amount was determined on the basis of value-in-use calculations, which concluded that the recoverable amount exceeded its carrying amount. The cash flow forecasts took into account expected cash inflows (revenues based on patient numbers and the price obtained in the market) from the potential commercialization of pelabresib and CPI-0209, the cash outflows for anticipated research and development, and the costs for the commercialization of pelabresib and CPI-0209. The cash flow forecasts are based on the period of patent protection for pelabresib and CPI-0209. For this reason, a planning horizon of approximately 23 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.7 and WACC before taxes of 12.8%.
A sensitivity analysis was performed for the underlying estimates. In each case, one planning assumption is changed and all other estimates are kept constant. This would have resulted in the following effects on the value-in-use. The analysis did not reveal any need for impairment. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios, as well as external sources of information.

in million €	+1%	(1)%
Change in Patient Numbers or Price obtained in the Market (revenue related)	14.5	(14.5)
Change in WACC before Taxes	(15.6)	15.9
Change in Foreign Exchange Rate for future Royalties and Net Sales	(0.8)	0.8

5.11    Goodwill
Slonomics Technology
As of September 30, 2021, goodwill of €1.6 million from the 2010 acquisition of Sloning BioTechnology GmbH was subject to an annual impairment test. The recoverable amount of the cash-generating unit Slonomics technology was determined on the basis of value-in-use calculations. The calculation showed that the value-in-use was higher than the carrying amount of the cash-generating unit. The cash flow forecasts took into account future free cash flows from the contribution of the Slonomics technology to partnered programs. The cash flow forecasts are based on a period of 10 years because the Management Board believes that commercialization through licensing agreements, milestone payments, and royalties is only feasible by means of medium- to long-term contracts. For this reason, a planning horizon of ten years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated ten-year cash flow forecast, the value-in-use was determined as follows: A beta factor of 0.9 (2020: 0.9), WACC before taxes of 8.5% (2020: 8.5%) and a perpetual growth rate of 1% (2020: 1%). A sensitivity analysis was performed for the growth rate and the discount rate for calculating value-in-use. The sensitivity analysis took into account the change in one assumption, with the remaining assumptions remaining unchanged from the original calculation. A change in the pre-tax WACC of + 1% would cause a €0.2 million lower value-in-use of goodwill and an impairment by this amount would be necessary. A sensitivity analysis for changes in the cash flows has not been performed since the cash flows have already been probability-adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. This analysis did not reveal any need for impairment. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios as well as external sources of information.
No indication of impairment was identified as of December 31, 2021.
Constellation
As of December 31, 2021, goodwill of €564.7 million from the acquisition of Constellation was subject to an impairment test. Goodwill was allocated to the group of cash-generating units Constellation, as goodwill is monitored at this level. In addition, future potential cash flows of this group of cash-generating units will only be generated by Constellation's own compounds, which are also recognized by these companies. MorphoSys decided in the last quarter of the reporting year 2021 to focus its research efforts on the most advanced discovery and technology programs and to centralize all laboratory activities at its German research hub in Planegg, Germany. Consequently, all US-based activities relating to discovery biology and drug discovery departments were abandoned. Therefore, any early pipeline projects cannot be realized anymore and the expected cash flows from these projects will not materialize accordingly. Since the early pipeline was part of the goodwill acquired as of July 15, 2021, an impairment test was performed as of December 31, 2021, based on the latest cash flow projections.
The recoverable amount of the group of cash-generating units Constellation was determined on the basis of value-in-use calculations. The calculation showed that the value-in-use (€334.0 million) was lower than the carrying amount of this group of cash-generating units and an impairment of €(230.7) million was recognized as a result. After impairment, the carrying amount as of December 31, 2021 is €334.0 million. The cash flow projections included expected payments from the commercialization of pelabresib and other compounds, the cash outflows for anticipated research and development, and the costs for pelabresib’s and the other compounds' commercialization. The cash flow forecasts are based on the period of patent protection for pelabresib and the other compounds. For this reason, a planning horizon of approximately 23 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.7 and WACC before taxes of 14.1%.
A sensitivity analysis was performed for the underlying estimates. In each case, one planning assumption is changed and all other estimates are kept constant. This would have resulted in lower or higher impairment of goodwill. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios, as well as external sources of information.

in million €	+1%	(1)%
Change in Patient Numbers or Price obtained in the Market (revenue related)	16.6	(16.6)
Change in WACC before Taxes	(19.1)	19.5
Change in Foreign Exchange Rate for future Royalties and Net Sales	(0.8)	0.8

5.12    Deferred Tax Assets
The Group recognized deferred tax assets of €186.5 million in the 2021 financial year (December 31, 2020: €132.8 million), the increase was mainly due to the capitalization of deferred tax assets on current year tax losses of MorphoSys AG and deferred tax assets on temporary differences on the financial liability from future payments to Royalty Pharma.
5.13    Accounts Payable and Accruals
Accounts payable and licenses payable were non-interest-bearing and, under normal circumstances, have payment terms of no more than 30 days.
Accounts payable and accruals are listed in the following table. In the financial reporting 2020, licenses payable were presented separately. These have been included in accounts payable in 2021. The prior year’s presentation of the figures has been adjusted accordingly in order to provide comparable information for the previous years.

in 000' €	12/31/2021	12/31/2020
Accounts Payable	73,787	47,818
Accruals	113,055	79,200
Other Liabilities	1,235	1,536
Total	188,077	128,554
Accruals are shown in the following overview:

in 000' €	12/31/2021	12/31/2020
Accruals for External Laboratory Services	65,026	43,500
Accrued Personnel Expenses for Payments to Employees and Management	29,666	17,320
Accruals for Outstanding Invoices	12,515	15,236
Accruals for Revenue Deductions from Product Sales	1,998	943
Accruals for Legal Fees	169	472
Accruals for Audit Fees and other related Costs	703	683
Accruals for License Payments	2,978	1,046
Total	113,055	79,200
At the Company’s Annual General Meeting in May 2021, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, was appointed as the auditor. The Supervisory Board engaged PwC GmbH to audit the financial statements.
The table below shows the total fees PwC GmbH received.

in 000' €	12/31/2021	12/31/2020
Audit Fees	2,141	1,561
Fees for Other Assurance Services	116	70
Tax Service Fees	0	—
Other Fees for Other Services	2	2
Total	2,258	1,633

The other assurance services comprised fees in connection with the non-financial group report as well as the audit of the content of the remuneration report.
5.14    Tax Liabilities and Provisions
As of December 31, 2021, the Group recorded tax liabilities and provisions of €4.7 million (December 31, 2020: €67.3 million).
Tax liabilities included primarily provisions for income taxes. Provisions included mainly expenses for share-based payments when these are settled by other assets equivalent to the value of a certain number of shares or stock options (“cash settlement”), as well as personnel recruitment measures.

The table below shows the development of tax liabilities and current and non-current provisions in the 2021 financial year.

in 000' €	01/01/2021	Additions	Utilization	Release	12/31/2021
Tax Liabilities	65,728	362	(65,562)	0	528
Provisions, current	0	2,549	0	0	2,549
Provisions, non-current	1,528	494	(445)	0	1,577
Total	67,256	3,405	(66,007)	0	4,654

5.15    Contract Liabilities
Contract liabilities related to transaction prices paid by customers that were allocated to unfulfilled performance obligations as of December 31, 2021. It is expected that the realization of current contract liabilities will be in the 2022 financial year and non-current contract liabilities mainly in the 2023 financial year. The changes in this item are shown in the table below.

in 000' €	2021	2020
Opening Balance	2,616	1,686
Prepayments Received in the Financial Year	4,323	13,430
Revenues Recognized in the Reporting Period that was included in the Contract Liability at the Beginning of the Period	(2,544)	(1,571)
Revenues Recognized for Received Prepayments and Services Performed in the Financial Year	(4,142)	(10,929)
Closing Balance	253	2,616
thereof short-term	224	2,544
thereof long-term	29	72
5.16    Deferred Tax Liabilities
As of December 31, 2021, deferred tax liabilities of €22.1 million were recognized after offsetting (December 31, 2020: €5.1 million). The increase is mainly due to the addition of the net deferred tax liabilities from the purchase price allocation of Constellation.
5.17    Bonds
MorphoSys AG placed non-subordinated, unsecured convertible bonds in 2020 for a nominal amount of €325.0 million, equal to 3,250 bonds with a nominal amount of €100,000 each, and maturing on October 16, 2025.
The convertible bonds were issued at 100% of their nominal amount and carry a coupon of 0.625% p.a. payable semi-annually. The conversion price is €131.29. The convertible bonds are traded on the Open Market Segment (Freiverkehr) of the Frankfurt Stock Exchange.
The convertible bonds are convertible between November 26, 2020 and the fortieth trading day prior to maturity. As of the maturity date, MorphoSys has the right to either pay the full amount in cash or to settle a certain amount through the delivery of shares. The convertible bonds are convertible into approximately 2,475,436 new or existing bearer ordinary shares MorphoSys.
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
The conversion right securitized in the convertible bond represents an equity instrument and was recognized in equity for an amount of €49.2 million net of issuance costs attributable to the equity component. The equity component is not adjusted over time, and the liability component is classified as a financial liability at amortized cost. As of the date of initial recognition, the liability component amounted to €270.7 million after the deduction of issuance costs. The difference between this amount and the nominal value of €325.0 million is recognized as an interest expense over the term of the financial liability using the effective interest method.
The early termination rights from MorphoSys (issuer call and clean-up call) and the put option of the convertible bondholders in the case of change of control all represent embedded derivatives that, however, have not been separated in accordance with IFRS 9, as they are considered to be closely related to the base contract. Accordingly, these components are included in the financial liability.
There were no bond conversions in 2021 and 2020.
5.18    Financial Assets and Liabilities from Collaborations
MorphoSys AG and Incyte Corporation signed a collaboration and license agreement in 2020 for the further global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. Under the terms of this agreement, MorphoSys could, among other things, pending on the achievement of certain developmental, regulatory, and commercial milestones, receive milestone payments amounting to up to US$1.1 billion (approximately €971.2 million). MorphoSys also receives tiered royalties in a mid-teen to mid-twenties percentage of net sales of Monjuvi outside the US. In the US, MorphoSys and Incyte co-commercialize Monjuvi, with MorphoSys being responsible for the commercial relationship with the end customer, which also comprises the deliveries of the drug and the collection of the related cash inflows. The revenues from product sales of Monjuvi are, therefore, recognized by MorphoSys, as it is the principal of the transaction. Incyte and MorphoSys are jointly responsible for the commercialization activities in the US and will equally share any profits and losses (50/50 basis). Outside the US, Incyte has received exclusive commercialization rights, determines the commercialization strategy and is responsible for the commercial relationship with the end customer, including the deliveries of the drug and the collection of the related cash inflows. Therefore, Incyte will recognize all revenues generated from sales of tafasitamab outside the US and will pay royalties to MorphoSys on these sales.
As part of the agreement, MorphoSys recorded the balance sheet items "Financial Assets from Collaborations" and "Financial Liabilities from Collaborations". The financial asset represents MorphoSys’s current reimbursement claim against Incyte from the expected future losses associated with the US commercialization activities (as Incyte has agreed to compensate MorphoSys for 50% of said losses) measured at fair value. The non-current financial liability, measured initially at fair value, represents Incyte’s prepaid entitlement to future profit sharing on sales of Monjuvi in the US (as MorphoSys will share 50% of these profits with Incyte). Incyte has already acquired this right with the payments made in 2020; therefore, a liability had to be recognized at that time. The basis for the initial valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the United States for the years ahead.
The financial asset is subsequently measured at fair value through profit or loss and the financial liability at amortized cost using the effective interest method. Any resulting effective interest is recognized in the finance result. The basis for the valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the US for the years ahead. Cash flows from the profits and losses shared equally between the two parties are generally recognized directly against the financial asset or financial liability. Differences between the planned and actual cash flows from the financial asset or financial liability are recorded in the finance result. Effects resulting from changes in planning estimates regarding the expected net cash flows from financial assets and financial liabilities are also recognized in the finance result. The initial effective interest rate continues to be applied for the subsequent measurement of the financial liability, whereas the current yield curve is used for the financial assets. Foreign currency translation effects from the financial asset or financial liability are also recognized in the finance result.
The planning assumptions are influenced by estimates and mainly comprise revenues and costs for the production and sale of Monjuvi in the US, the discount rate and the expected term of cash flows. Revenues are affected by variable influencing factors such as patient numbers and the number of doses of Monjuvi administered, as well as the price that can be obtained in the market. Costs include the manufacturing costs for these doses of Monjuvi and other cost components for e.g. sale, transport, insurance and packaging. To determine the fair value of financial assets from collaborations, expected cash inflows from Incyte‘s planned losses resulting from the co-promotion activities of Monjuvi in the USA are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account Incyte‘s credit risk.The expected cash outflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account the credit risk of MorphoSys The term is the estimated time period over which Monjuvi will generate benefits in the approved indication and therefore the expected term of product sales in the US. These estimates are based on assumptions that are jointly arrived at and approved quarterly by the responsible departments at MorphoSys and Incyte. Financial assets and financial liabilities from collaborations are furthermore subject to significant uncertainties from currency exchange rate developments.

As of December 31, 2021, US$18.9 million (€16.7 million) were recognized as a current financial asset and US$1.2 million (€1.1 million) as a current and US$581.3 million (€513.3 million) as a non-current financial liability as result of the collaboration with Incyte.
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
The financial assets from collaborations are measured FVTPL and their measurement is based on the above-mentioned partly unobservable parameters. This results in a fair value classification in the Level 3 measurement hierarchy. The assets changed in 2021 as follows:

in 000' €	2021	2020
Balance as of January 1	42,870	0
Additions	—	45,090
Cash Receipts	(40,004)	(12,677)
Through Profit or Loss (in Finance Result)	13,864	10,457
Balance as of December 31	16,730	42,870
If the expected sales revenues and cost components had changed by 1%, the fair value of the financial asset from collaborations would have been in a range of €16.2 million to €17.3 million.
The estimates underlying the financial liabilities from collaboration are subject to a sensitivity analysis below. This would have resulted in the following effects on the carrying amount of the financial liabilities from collaborations as of December 31, 2021 and 2020. In each case, one planning assumption is changed and all other estimates are kept constant.

	12/31/2021		12/31/2020
in million €	+1%	(1)%	+1%	(1)%
Change in Price obtained in the Market (revenue related)	9.7	(9.7)	11.2	(11.2)
Change in Patient Numbers and Number of Doses administered (revenue related)	8.7	(8.7)	10.1	(10.1)
Change in Manufacturing Costs and other Cost Components (cost related)	(4.6)	4.6	(6.2)	6.2
Change in Patient Numbers and Number of Doses administered (cost related)	(0.9)	0.9	(1.1)	1.1
5.19    Financial Liabilities from Future Payments to Royalty Pharma
The acquisition of Constellation also triggered the enforcement of the royalty purchase agreement and the revenue participation agreement with Royalty Pharma on July 15, 2021. The agreements primarily serve to finance the acquisition of Constellation and to further develop the MorphoSys and Constellation product pipelines.
Under the terms of the agreements, Royalty Pharma made a non-refundable payment of US$1,425.0 million (equivalent to €1,206.7 million) to MorphoSys. In addition, a contingent purchase price payment from Royalty Pharma to MorphoSys of up to US$100.0 million (€84.7 million) was agreed, which is subject to the achievement of certain clinical, regulatory and commercial milestones for otilimab from GSK, gantenumerab from Roche and pelabresib from Constellation.
In return, MorphoSys has agreed in the royalty purchase agreement to pass on the following to Royalty Pharma: 100% of MorphoSys’ entitlement since April 1, 2021, for royalties from net sales of Tremfya from Janssen, 80% of future royalties as well as 100% of the future milestone payments for otilimab from GSK and 60% of future royalties for gantenerumab from Roche. Constellation will pass on 3% of future net sales of clinical-stage compounds (pelabresib and CPI-0209) to Royalty Pharma based on the revenue participation agreement. If revenues based on net sales of pelabresib exceed US$30.0 million ( €25.4 million) in any fiscal year, an additional purchase price of US$50.0 million (€42.3 million) will be due. However, the rights to the underlying intellectual property of pelabresib and CPI-0209 will remain with MorphoSys.

Currently, only Tremfya has market approval and generates royalties from net sales, which are to be passed on to Royalty Pharma. Otilimab, gantenumerab, pelabresib and CPI-0209 are currently in clinical development and it is uncertain whether MorphoSys will receive royalty or milestone payments or generate revenues from them in the future.
In addition, Royalty Pharma has agreed to acquire equity in MorphoSys in the amount of up to US$ 100.0 million (€84.7 million) or a maximum of 3,289,004 shares. To this end, on July 16, 2021, MorphoSys, by resolution of the Management Board and the Supervisory Board, carried out a capital increase from Authorized Capital 2021-II excluding the subscription rights of existing shareholders by means of a cash contribution. In the course of the capital increase, 1,337,552 shares (nominal amount € 1,337,552) were newly created on the Frankfurt Stock Exchange, registered in the commercial register on July 29, 2021, and the capital increase became effective on that date. This resulted in an inflow of €84.7 million and corresponds to €63.35 per share. The purchase price of the shares corresponds to the volume-weighted average price of 5 days and was €6.85 per share above the share price at the time of the resolution. The capital increase thus includes a share premium of €9.2 million. In connection with Royalty Pharma's participation in MorphoSys's equity, €1.3 million (corresponding to a nominal value of € 1 per ordinary share) were recognized in subscribed capital and €83.3 million (including deduction of transaction costs) in additional paid-in capital as part of the capital increase. It was agreed with Royalty Pharma that the latter may not sell the acquired shares within one year of acquisition. As the agreed lock-up period is in the interest of both parties, it is assumed that the fair value of the capital contribution corresponds to the amount of cash paid by Royalty Pharma.
On July 15, 2021, the development funding bond agreement with Royalty Pharma became effective. Under the terms of this agreement, MorphoSys must draw at least US$150.0 million (equivalent to €127.0 million) and can draw down a maximum of US$350.0 million (equivalent to €296.4 million) within one year. Repayment will be made at 2.2 times the amount drawn according to a fixed payment schedule within ten years and nine months after the first drawdown without any repayment in the first two years after a drawdown. To date, no partial amount of the bond has been called.
The payment of US$1,425.0 million (€1,206.7 million) was recognized as non-current financial liabilities from future payments to Royalty Pharma taking into account directly attributable transaction costs of US$0.9 million (€0.8 million). The portion of the liability expected to be due to Royalty Pharma within the next 12 months after the balance sheet date is reported as part of current financial liabilities. As all of the agreements with Royalty Pharma described above were entered into on an arm's length basis, it can be assumed that the consideration paid by Royalty Pharma corresponds in total to the fair value of the liabilities entered into. However, as the implied interest rate on the development funding bond individually is 14%, which is higher than the market interest rate of 6.5%, it can be assumed that part of the consideration is to be considered as compensation for the market inequity (off-market component in the amount of the present value of the interest rate differential) on the development funding bond. Accordingly, the financial liabilities to Royalty Pharma were reduced by US$69.0 million (€58.4 million), and this amount was allocated to the development funding bond as compensation for the market inequity. The market inequity of the development funding bond is also presented in the balance sheet item "Financial Liabilities from Future Payments to Royalty Pharma". The off-market component is amortized to interest expense over the term in accordance with the effective interest rate method. As of December 31, 2021 the financial liability from future payments to Royalty Pharma contains a liability from the sale of future royalties as well as revenue participation of €1,193.3 million and for the market inequity of the development funding bond of €62.9 million.
The financial liabilities are subsequently measured at amortized cost using the effective interest method. The resulting effective interest is recognized in the financial result. As of December 31, 2021, the carrying amount of the current financial liability is €88.4 million and the carrying amount of the non-current financial liability is €1,167.8 million.
The financial liabilities represent the obligation of MorphoSys to forward to Royalty Pharma certain future license income in the form of royalties and milestones of Tremfya, otilimab, gantenerumab and of shares of future net sales of the product candidates pelabresib and CPI-0209 (as described above) as well as the market inequity of the contractually agreed minimum amount of the development funding bond. There is no cash inflow and outflow at MorphoSys, as the agreed royalty percentages and milestones are paid directly by Janssen, GSK and Roche to Royalty Pharma. The initial measurement at fair value was based on corporate planning and the resulting net sales for the coming years. The cash flows from the transfer of assigned license revenues are generally recognized directly against the financial liability. Deviations of the actual cash flows from the original planning are recognized in the financial result. Effects resulting from changes in the planning assumptions regarding the expected net cash flows are also recognized in the financial result. The initial effective interest rate continues to be used for the subsequent measurement of the financial liability. Foreign currency translation effects from the financial liabilities are also recognized in the financial result. Royalty revenue from any product sales will continue to be recognized by MorphoSys, which acts as the principal.
The planning assumptions are influenced by estimates and mainly relate to the expected revenues from Tremfya, otilimab, gantenerumab, pelabresib and CPI-0209, the initial discount rate and the expected term of the cash flows. Revenues are influenced by variable factors such as patient numbers and the number of doses administered as well as the price that can be achieved in the market. The term represents the estimated period over which Tremfya in the approved indication and otilimab, gantenerumab and pelabresib will generate future cash inflows and therefore the expected duration of product sales. The above estimates are weighted with an expected probability of obtaining regulatory approval. The cash inflows and outflows represent an estimate of future revenues and costs from the outlicensed products and are subject to a significant degree of judgment. These estimates are based on assumptions that are developed and approved by the responsible departments of MorphoSys on a quarterly basis.

The estimates underlying the financial liability are subject to a sensitivity analysis below. This would have resulted in the following effects on the fair value of the financial liabilities upon initial recognition. In each case, one planning assumption is changed and all other estimates are kept constant.

in million €	+1%	(1)%
Change in variable Factors on Revenues	11.0	(11.0)
Change in Foreign Exchange Rate for future Royalties and Net Sales	(13.8)	14.1
As of December 31, 2021, percentage changes in significant estimates would have impacted the financial liabilities from future payments to Royalty Pharma measured at amortized costs as follows.

in million €	+1%	(1)%
Change in variable Factors on Revenues	11.4	(11.4)
Change in Foreign Exchange Rate for future Royalties and Net Sales	(14.4)	14.8
5.20    Stockholders’ Equity
5.20.1    Common Stock
As of December 31, 2021, the Company’s fully paid common stock, including treasury shares, amounted to €34,231,943 and 34,231,943 shares, representing an increase of €1,341,897 and 1,341,897 shares compared to €32,890,046 and 32,890,046 shares as of December 31, 2020. Each no-par value share of common stock with a notional value of €1 is entitled to dividends and grants one vote at the general meeting with the exception of the treasury shares held by the Company. The common stock increased due to Royalty Pharma’s purchase of 1,337,552 shares, created from a capital increase from Authorized Capital 2021-II, as well as from the exercise of 4,345 stock options granted to employees amounting to €4,345, or 4,345 shares. The weighted-average exercise price of the exercised stock options amounted to €55.52.
5.20.2    Authorized Capital
In comparison to December 31, 2020, the number of authorized ordinary shares decreased from 15,214,050 (€15,214,050) to 7,287,025 (€7,287,025). At the Annual General Meeting on May 19, 2021, Authorized Capital 2021-I in the amount of 4,861,376, Authorized Capital 2021-II in the amount of 3,289,004 and Authorized Capital 2021-III in the amount of 315,000 were newly created. The remaining Authorized Capital 2018-I in the amount of 11,768,314 and the remaining Authorized Capital 2020-I in the amount of 3,286,539 were canceled at this Annual General Meeting. The number was also reduced by the capital increase of 1,337,552 from the Authorized Capital 2021-II carried out in July 2021 under the agreement with Royalty Pharma.
Under the Authorized Capital 2021-I, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company’s share capital on one or several occasions until and including May 18, 2026 against cash and/or non-cash contributions by a total of up to €4,861,376 by issuing up to 4,861,376 new no-par-value bearer shares.
Under the Authorized Capital 2021-II, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company’s share capital on one or several occasions until and including May 18, 2026 against cash contributions by a total of up to €3,289,004 by issuing up to 3,289,004 new no-par-value bearer shares.
Under the Authorized Capital 2021-III, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company’s share capital on one or several occasions until and including May 18, 2026 against cash contributions and/or contributions in kind by a total of up to €315,000 by issuing up to 315,000 new no-par-value bearer shares.
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

5.20.3    Conditional Capital
In comparison to December 31, 2020, the number of ordinary shares of conditional capital increased from 7,630,728 (€7,630,728) to 7,816,101 (€7,816,101). At the Annual General Meeting on May 19, 2021, Conditional Capital 2021-I in the amount of 3,289,004 was newly created. In the course of this General Meeting, the Conditional Capital 2008-III in the amount of 13,415, the Conditional Capital 2016-I in the amount of 2,832,099 and the Conditional Capital 2016-III in the amount of 253,772 were reduced. The exercise of 4,345 stock options in 2021 from the Conditional Capital 2016-III had an offsetting effect as well. The reduction from the exercise of the 4,345 stock options was entered into the commercial register in January 2021.
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
5.20.4    Treasury Stock
In the years 2021 and 2020, the Group did not repurchase any of its own shares. The composition and development of this line item are listed in the table below.

	Number of Shares	Value
As of 12/31/2018	281,036	10,398,773
Transfer in 2019	(55,236)	(2,041,523)
As of 12/31/2019	225,800	8,357,250
Transfer in 2020	(94,386)	(3,488,506)
As of 12/31/2020	131,414	4,868,744
Transfer in 2021	(48,260)	(1,783,690)
As of 12/31/2021	83,154	3,085,054
On December 31, 2021, the Company held 83,154 treasury shares with a value of 3,085,054€ – a decrease of €1,783,690 compared to December 31, 2020 (131,414 shares, €4,868,744). The reason for this decrease was the transfer of 45,891 treasury shares amounting to €1,696,131 to the Management Board and selected employees of the Company (beneficiaries) from the 2017 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2021 and offered beneficiaries a six-month period until October 13, 2021 to receive a total of 45,891 shares. In addition, 2,369 treasury shares for an amount of €87,558 from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc.
Consequently, the number of MorphoSys shares owned by the Company as of December 31, 2021, was 83,154 (December 31, 2020: 131,414) and the number of outstanding shares amounted to 34,148,789 (December 31, 2020: 32,758,632). The repurchased shares may be used for all of the purposes named in the authorization granted by the Annual General Meeting on May 23, 2014, particularly for existing and future employee stock option programs and/or to finance acquisitions. The shares may also be redeemed.
5.20.5    Additional Paid-In Capital
As of December 31, 2021, the capital reserve amounted to €833,320,689 (December 31, 2020: €748,978,506). The increase by a total of €84,342,183 resulted mainly from the capital increase as a result of the issuance of shares to Royalty Pharma in the amount of €83,301,053 after deducting transaction costs of €91,417. Furthermore, the additional paid-in capital increased due to the addition of personnel expenses from share-based payments in the amount of €2,587,931 and the exercise of stock options in the amount of €236,889. This was offset by the decrease from reclassifications of treasury shares in connection with the allocation of shares from the MorphoSys AG 2017 Performance Share Plan in the amount of €1,696,131 and from the MorphoSys US Inc. 2019 LTI Plan in the amount of €87,558.

5.20.6    Other Comprehensive Income Reserve
On December 31, 2021, this reserve included changes in the fair value of equity instruments of €-27,486 (December 31, 2020: €-27,486) recognized directly in equity, as well as currency translation differences from consolidation of €52,785,077 (December 31, 2020: €2,238,905). The currency translation differences from consolidation included exchange rate differences from the revaluation of the financial statements of Group companies prepared in foreign currencies and differences between the exchange rates used in the balance sheet and income statement.
5.20.7    Accumulated Deficit
The consolidated net loss for the year of €514,460,016 is reported under “accumulated deficit.” As a result, the accumulated deficit increased from €157,889,210 in 2020 to €672,349,226 in 2021.
6    Remuneration System for the Management Board and Employees of the Group
6.1    Stock Option Plans
6.1.1    2017 Stock Option Plan
On April 1, 2017, MorphoSys established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The vesting period/performance has ended on March 31, 2021. The performance criteria were set at 110%. Each stock option thus grants 1.1 subscription rights to shares in the Company. The number of subscription rights vested per year were calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index.
The exercise price is €55.52. The exercise period is three years after the end of the 4-year vesting period/performance period, which is March 31, 2024.
Based on the performance criteria achieved, 72,650 stock options can be exercised; this corresponds to 79,935 shares. Of these, the Management Board can exercise 8,197 stock options (9,017 shares), the members of the Executive Committee can exercise 4,018 stock options (4,421 shares) and current and former employees of the Company can exercise 60,435 stock options (66,497 shares). As of December 31, 2021, 3,950 stock options have been exercised, representing 4,345 shares.
In 2021, personnel expenses from stock options under the Group’s 2017 SOP amounted to €2,757 based on the fair value on the grant date (2020: €62,780; 2019: €252,393).
6.1.2    2018 Stock Option Plan
On April 1, 2018, MorphoSys established a stock option plan (SOP) for the Management Board and selected Company employees (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2018, and the vesting period/performance period is 4 years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the 4-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.
The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is €81.04.
MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III or by issuing treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the 4-year vesting period/performance period, which is March 31, 2025.
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

If an accumulated period of absence of more than 90 days occurs during the 4-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration.
If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the 4-year vesting period.
In 2021, personnel expenses from stock options under the Group’s 2018 SOP amounted to €52,795 based on the fair value on the grant date (2020: €251,855; 2019: €704,954).
6.1.3    2019 Stock Option Plan
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
The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is €87.86.
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
On 10/1/2019, MorphoSys established a further stock option plan (SOP plan) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2019 program, and the exercise price was €106.16. The exercise period is three years after the end of the four-year vesting period/performance period, which is September 30, 2023.
In 2021, personnel expenses from stock options under the Group’s 2019 SOP amounted to €625,806 based on the fair value on the grant date (2020: €1,570,241; 2019: €1,718,087).
6.1.4    2020 Stock Option Plan
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

The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is €93.66.
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
In 2021, personnel expenses from stock options under the Group’s 2020 SOP amounted to €1,033,944 based on the fair value on the grant date (2020: €1,990,326).
The table below shows the development of the stock option plans in the financial year 2021.

	April 2017 Stock Option Plan	April 2018 Stock Option Plan	April 2019 Stock Option Plan	October 2019 Stock Option Plan	April 2020 Stock Option Plan
Outstanding on January 1, 2021	72,650	64,255	73,183	57,078	107,042
Granted	0	0	0	0	0
Exercised	(4,345)	0	0	0	0
Forfeited	0	(1,109)	(3,512)	0	(6,692)
Expired	0	0	0	0	0
Outstanding on December 31, 2021	68,305	63,146	69,671	57,078	100,350
Exercisable on December 31, 2021	68,305	0	0	0	0
Weighted-average Exercise Price (€)	55.52	81.04	87.86	106.16	93.66
The fair value of the stock options from the 2018, 2019 and 2020 stock option plans was determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and fair value of each program are listed in the table below.

	April 2018 Stock Option Plan	April 2019 Stock Option Plan	October 2019 Stock Option Plan	April 2020 Stock Option Plan
Share Price on Grant Date in €	81.05	85.00	98.10	94.90
Exercise Price in €	81.04	87.86	106.16	93.66
Expected Volatility of the MorphoSys share in %	35.95	37.76	38.02	39.86
Expected Volatility of the Nasdaq Biotech Index in %	25.10	18.61	18.17	25.32
Expected Volatility of the TecDAX Index in %	17.73	26.46	24.82	20.48
Performance Term of Program in Years	4.0	4.0	4.0	4.0
Dividend Yield in %	n/a	n/a	n/a	n/a
Risk-free Interest Rate in %	between 0.02 and 0.15	between 0.02 and 0.13	between 0.0 and 0.02	between -0.55 and -0.83
Fair Value on Grant Date in €	30.43	31.81	35.04	38.20
6.2    Long-Term Incentive Programs
6.2.1    2016 Long-Term Incentive Plan
On April 1, 2016, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and certain employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2020. The program is considered an equity-settled share-based payment and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria were based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 173.5%. In addition, the Supervisory Board set a “company factor” as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 91,037 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period in the period ending October 20, 2020. The Management Board received 13,677 performance shares and the members of the Executive Committee received 8,754 performance shares. A total of 68,606 performance shares were granted to current and former employees of the Company.
In 2021, personnel expenses resulting from performance shares under the Group’s 2016 LTI Plan amounted to €0 based on the fair value on the grant date (2020: €4,921; 2019: €141,473).
6.2.2    2017 Long-Term Incentive Plan
On April 1, 2017, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2021. The program is considered an equity-settled share-based payment and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria were based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 130%. In addition, the Supervisory Board set a “company factor” as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 45,891 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period in the period ending October 13, 2021. The Management Board received 4,143 performance shares (for further information, see the tables entitled “Shares” and “Performance Shares” in Note 6.7 “Related Parties”), and the members of the Executive Committee received 2,030 performance shares. A total of 39,718 performance shares were granted to current and former employees of the Company.
In 2021, personnel expenses resulting from performance shares under the Group’s 2017 LTI Plan amounted to €3,530 based on the fair value on the grant date (2020: €80,383; 2019: €323,165).

6.2.3    2018 Long-Term Incentive Plan
On April 1, 2018, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). This plan is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2018, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries can choose the allocation date within this exercise period.
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
In 2021, personnel expenses resulting from performance shares under the Group’s 2019 LTI Plan amounted to €54,967 based on the fair value on the grant date (2020: €257,494; 2019: €720,764).
6.2.4    2019 Long-Term Incentive Plan
On April 1, 2019, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). This plan is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2019, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year vesting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries can choose the allocation date within this exercise period.

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
In 2021, personnel expenses resulting from performance shares under the Group’s 2019 LTI Plan amounted to €190,767 based on the fair value on the grant date (2020: €682,162; 2019: €1,294,974).
The table below shows the development of the LTI plans in the financial year 2021.

	April 2017 Long-Term Incentive Program	April 2018 Long-Term Incentive Program	April 2019 Long-Term Incentive Program
Outstanding on January 1, 2021	29,838	19,371	21,783
Granted	0	0	0
Adjustment due to Performance Criteria	16,053	0	0
Exercised	(45,891)	0	0
Forfeited	0	(794)	(1,796)
Expired	0	0	0
Outstanding on December 31, 2021	0	18,577	19,987
Exercisable on December 31, 2021	0	0	0
Weighted-average Exercise Price (€)	n/a	n/a	n/a
The fair value of the performance shares from the Long-Term Incentive Plans from 2018 and 2019 has been determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and the fair value of each program are listed in the table below.

	April 2018 Long-Term Incentive Program	April 2019 Long-Term Incentive Program
Share Price on Grant Date in €	81.05	85.00
Exercise Price in €	n/a	n/a
Expected Volatility of the MorphoSys share in %	35.95	37.76
Expected Volatility of the Nasdaq Biotech Index in %	25.10	18.61
Expected Volatility of the TecDAX Index in %	17.73	26.46
Performance Term of Program in Years	4.0	4.0
Dividend Yield in %	n/a	n/a
Risk-free Interest Rate in %	between 0.02 and 0.15	between 0.02 and 0.13
Fair Value on Grant Date in €	103.58	106.85

6.2.5    2020 Performance Share Unit Program
On April 1, 2020, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 21, 2020; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units vested per year is calculated on the basis of the performance criteria of the absolute and relative development of the MorphoSys share price compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries.
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
On June 1, 2020, MorphoSys established another performance share unit program (PSU program) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2020 program.
In March 2021, the terms of the Performance Share Unit Programs (PSU Programs) of April 1, 2020 and June 1, 2020 for the Management Board and certain employees of the Company (beneficiaries) were amended so that the number of Performance Share Units still to be vested for the remaining three years is calculated on the basis of the performance criteria of the absolute performance of the MorphoSys share price and the relative performance of the MorphoSys share price compared to the performance of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index. Previously, the number of performance share units earned in the first year was calculated on the basis of the performance criteria of the absolute and relative performance of the MorphoSys share price compared to the performance of the Nasdaq Biotech Index and the TecDAX Index. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in the first year, and 75% become vested during the remaining three-year vesting period. The modification of the program’s terms concerns the respective remaining vesting periods/performance periods of the programs for the subsequent three years as of April 1, 2021 and June 1, 2021. The approval of the Management Board and certain employees of the Company (beneficiaries) to the modified program terms was obtained by April 17, 2021. The modification of the programs had no material impact on the fair values of the performance shares or on the period over which the personnel expenses are allocated.
In 2021, personnel expenses under the Group’s 2020 performance share unit program amounted to €-1,083,058 (2020: €1,166,194).
6.2.6    2021 Performance Share Unit Program
On April 1, 2021, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 19, 2021; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the absolute share price development of the MorphoSys share, the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index and an assessment of the employee engagement. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries.
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
As of April 1, 2021, a total of 122,005 performance share units were granted to beneficiaries, consisting of 54,232 performance share units to the Management Board, 12,340 performance share units to other members of the Executive Committee and 55,433 performance share units to certain employees of the Company who are not members of the Executive Committee. For the calculation of the personnel expenses from share-based compensation, it was assumed for the PSU program 2021 that fifteen beneficiaries would leave the Company during the four-year period.
On October 1, 2021, MorphoSys established another performance share unit program (PSU program) for certain employees of the Company who are not members of the Executive Committee. The terms and conditions were identical to those of the April 1, 2021 program, and a total of 11,209 performance share units were granted. The grant date was October 20, 2021.
In 2021, personnel expenses under the Group’s 2021 performance share unit program amounted to €701,136.
The table below shows the development of the performance share unit programs in the financial year 2021.

	April 2020 Performance Share Unit Program	June 2020 Performance Share Unit Program	April 2021 Performance Share Unit Program	October 2021 Performance Share Unit Program
Outstanding on January 1, 2021	27,494	8,361	0	0
Granted	0	0	122,005	11,209
Exercised	0	0	0	0
Forfeited	(1,715)	0	(10,419)	0
Expired	0	0	0	0
Outstanding on December 31, 2021	25,779	8,361	111,586	11,209
Exercisable on December 31, 2021	0	0	0	0
Weighted-average Exercise Price (€)	n/a	n/a	n/a	n/a
The fair values of the performance share units of the 2020 and 2021 PSU programs are determined using a Monte Carlo simulation. The expected volatility is based on the development of the share price volatility of the last four years. The calculation of fair values equally considered the performance criteria of the absolute performance of MorphoSys shares, the relative performance compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, and an evaluation of employee engagement. The parameters and the fair value of each program are listed in the table below.

	April 2020 Performance Share Unit Program	June 2020 Performance Share Unit Program	April 2021 Performance Share Unit Program	October 2021 Performance Share Unit Program
Share Price in € on December 31, 2021	33.35	33.35	33.35	33.35
Exercise Price in €	n/a	n/a	n/a	n/a
Expected Volatility of the MorphoSys share in %	41.71	40.44	45.99	44.34
Expected Volatility of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index in %	22.79	22.22	21.43	20.92
Remaining Performance Term of Program in Years	2.25	2.42	3.25	3.75
Dividend Yield in %	n/a	n/a	n/a	n/a
Risk-free Interest Rate in %	-0.65	-0.65	-0.65	-0.59
Fair Value on December 31, 2021, in €	2.52	4.10	11.82	19.88
6.3    MorphoSys US Inc. – 2019 Long-Term Incentive Program
On April 1, 2019, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). This program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The plan has a term of four years and comprises four one-year performance periods. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US Inc. during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. After the end of each one-year performance period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries.
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
After the end of the second one-year performance period, a target achievement of 77% was determined. Taking this target achievement into account, 2,369 performance shares of MorphoSys AG were transferred to the beneficiaries in the period from April 1, 2021 to October 18, 2021.
The fair value of the performance shares on December 31, 2021 was €33.35 per share.
In 2021, personnel expenses of the Group from performance shares under the MorphoSys US Inc. 2019 LTI Plan amounted to €-503,206 based on the fair value on December 31, 2021. (2020: €38,888; 2019: €1,076,158).

The table below shows the development of the performance shares under the MorphoSys US Inc. 2019 LTI Plan in the financial year 2021.

MorphoSys US Inc. - 2019 Long-Term Incentive Program
Outstanding on January 1, 2021	9,118
Granted	0
Exercised	(2,369)
Forfeited	(4,041)
Expired	0
Outstanding on December 31, 2021	2,708
Exercisable on December 31, 2021	0
Weighted-average Exercise Price (€)	n/a
6.4    MorphoSys US Inc. – Restricted Stock Unit Plan (RSUP)
6.4.1    2019 Long-Term Incentive Program
On October 1, 2019, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are 100% met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries.
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
The fair values of the performance shares according to the grant dates or measurement dates for each of the three performance periods were €127.90 per share on December 13, 2019, €94.14 per share on November 30, 2020, and €44.63 per share on August 6, 2021.
In 2021, personnel expenses of the Group from the MorphoSys US Inc. 2019 RSU Plan amounted to €-383,159 based on the fair values (2020: €600,445; 2019: €269,415).
6.4.2    2020 Long-Term Incentive Program
On April 1, 2020, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are 100% met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries.
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
The fair value of the restricted shares granted on April 1, 2020, in accordance with the grant dates or measurement dates for each of the three performance periods were €94.14 per share on November 30, 2020, €44.63 per share on August 6, 2021 and €33.35 per share on December 31, 2021 .
On October 1, 2020, MorphoSys established an additional Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2020 program.
The fair value of the restricted shares granted on October 1, 2020, in accordance with the grant dates or measurement dates for each of the three performance periods were €94.14 per share as of November 30, 2020, €44.63 per share on August 6, 2021 and €33.35 per share as of December 31, 2021.
In 2021, personnel expenses of the Group from the MorphoSys US Inc. 2021 RSU Plan amounted to €-462,243 based on the fair values (2020: €1,916,267).
6.4.3    2021 Long-Term Incentive Program
On April 1, 2021, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a restricted stock unit plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are 100% met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries.
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
As of April 1, 2021, 67,724 restricted shares were granted to the beneficiaries. For the calculation of the personnel expenses from share-based compensation, it was assumed for the LTI Plan 2021 that thirty-two beneficiaries would leave the Company during the three-year period.
The fair value of the restricted shares granted on April 1, 2021, in accordance with the grant dates or measurement dates for each of the three performance periods were €44.63 per share on August 6, 2021 and €33.35 per share as of December 31, 2021.
On October 1, 2021, MorphoSys established an additional Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2021 program, except that the performance criteria can be met up to a maximum of 175% per year. 36,827 restricted shares were granted. For the calculation of the personnel expenses from share-based compensation, it was assumed for the 2021 LTI Plan that twenty beneficiaries would leave the Company during the three-year period.
The fair value of the restricted shares granted on October 1, 2021, in accordance with the grant dates or measurement dates for each of the three performance periods were €33.35 per share as of December 31, 2021.
In 2021, personnel expenses of the Group from the MorphoSys US Inc. 2021 RSU Plan amounted to €1,260,750.00 based on the fair values.

The table below shows the development of the performance shares under the MorphoSys US Inc. RSU Plans in the financial year 2021.

	MorphoSys US Inc. – October 2019 Restricted Stock Unit Plan	MorphoSys US Inc. – April 2020 Restricted Stock Unit Plan	MorphoSys US Inc. – October 2020 Restricted Stock Unit Plan	MorphoSys US Inc. – April 2021 Restricted Stock Unit Plan	MorphoSys US Inc. – October 2021 Restricted Stock Unit Plan
Outstanding on January 1, 2021	12,717	39,770	7,678	0	0
Granted	0	0	0	67,724	36,827
Exercised	0	0	0	0	0
Forfeited	(6,380)	(19,264)	(1,846)	(24,728)	(2,492)
Expired	0	0	0	0	0
Outstanding on December 31, 2021	6,337	20,506	5,832	42,996	34,335
Exercisable on December 31, 2021	0	0	0	0	0
Weighted-average Exercise Price (€)	n/a	n/a	n/a	n/a	n/a
6.5    MorphoSys US Inc. – Long-Term Cash Incentive Plan (CLTI Plan)
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
As of December 31, 2021, and based on 100% target achievement, cash settlement under the CLTI plan at the end of the three-year performance period is expected to be €0.5 million.
In 2021, personnel expenses of the Group from the MorphoSys US Inc. 2021 CLTI plan amounted to €117,395 (2020: €325,513). The provision for this program amounts to €0.4 million as of December 31, 2021 (December 31, 2020: €0.3 million).
6.6    Constellation - 2021 Stock Option Plan
On October 1, 2021, MorphoSys AG established a stock option plan (SOP) for selected employees of Constellation (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was October 29, 2021, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.
The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is €44.91.
MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2020-I, through the issue of treasury shares, or in cash should the exercise from Conditional Capital 2020-I not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is September 30, 2028.
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
As of October 1, 2021, 323,534 stock options were granted to the beneficiaries. For the calculation of the personnel expenses from share-based compensation, it was assumed for the SOP Plan 2021 that 57 beneficiaries would leave the Company during the four-year period.
In 2021, personnel expenses from stock options under the Group’s 2021 SOP amounted to €711,223 based on the fair value on the grant date.
The table below shows the development of the stock options plans in the financial year 2021.

Constellation - October 2021 Stock Option Plan
Outstanding on January 1, 2021	0
Granted	323,534
Exercised	0
Forfeited	(29,941)
Expired	0
Outstanding on December 31, 2021	293,593
Exercisable on December 31, 2021	0
Weighted-average Exercise Price (€)	44.91
The fair value of the stock options from the 2021 stock option plans was determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and fair value of each program are listed in the table below.

Constellation - October 2021 Stock Option Plan
Share Price on Grant Date in €	40.75
Exercise Price in €	44.91
Expected Volatility of the MorphoSys share in %	40.51
Expected Volatility of the Nasdaq Biotech Index in %	24.95
Expected Volatility of the TecDAX Index in %	22.17
Performance Term of Program in Years	4.0
Dividend Yield in %	n/a
Risk-free Interest Rate in %	between (0.70) and (0.22)
Fair Value on Grant Date in €	16.67
6.7    Related Parties
Related parties that can be influenced by the Group or can have a significant influence on the Group can be divided into subsidiaries, members of the Supervisory Board, members of management in key positions and other related entities.
The Group engages in business relationships with members of the Management Board and Supervisory Board as related parties responsible for the planning, management and monitoring of the Group. In addition to cash compensation, the Group has granted the Management Board performance shares. The tables below show the shares, stock options and performance shares held by the members of the Management Board and Supervisory Board, as well as the changes in their ownership during the 2021 financial year.

Shares
	1/1/2021	Additions	Sales	12/31/2021
Management Board
Jean-Paul Kress, M.D.	0	0	0	0
Sung Lee [1]	—	2,250	0	2,250
Malte Peters, M.D.	3,313	4,143	0	7,456
Roland Wandeler, Ph.D. [2]	0	0	0	0
Total	3,313	6,393	0	9,706
Supervisory Board
Marc Cluzel, M.D., Ph.D	750	250	0	1,000
Michael Brosnan	0	5,000	0	5,000
Sharon Curran	0	0	0	0
George Golumbeski, Ph.D.	0	0	0	0
Wendy Johnson	500	63	0	563
Krisja Vermeylen	350	650	0	1,000
Total	1,600	5,963	0	7,563

Stock Options
	1/1/2021	Additions	Forfeitures	Exercises	12/31/2021
Management Board
Jean-Paul Kress, M.D.	81,989	0	0	0	81,989
Sung Lee [1]	—	0	0	0	0
Malte Peters, M.D.	33,110	0	0	0	33,110
Roland Wandeler, Ph.D. [2]	0	0	0	0	0
Total	115,099	0	0	0	115,099

Performance Shares
	1/1/2021	Additions	Adjustment due to Performance Criteria [3]	Forfeitures	Allocations [4]	12/31/2021
Management Board
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Sung Lee [1]	—	0	0	0	0	0
Malte Peters, M.D.	9,047	0	(1,799)	0	(4,143)	3,105
Roland Wandeler, Ph.D. [2]	0	0	0	0	0	0
Total	9,047	0	(1,799)	0	(4,143)	3,105
1 Sung Lee joined the Management Board of MorphoSys AG effective February 2, 2021.
2 Roland Wandeler, Ph.D., resigned as a member of the Management Board with effect from the end of December 31, 2021.
3 Adjustment due to established performance criteria. For performance criteria that have not yet been met, a target achievement of 100% is assumed.
4 Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year waiting period.
The Supervisory Board of MorphoSys AG does not hold any stock options or performance shares.
The remuneration system for the Management Board is intended to provide sustainable, results-oriented corporate governance. The Management Board’s total remuneration consists of several components, including fixed compensation, an annual cash bonus that is dependent upon the achievement of corporate targets (short-term incentives – STI), variable compensation components with long-term incentives (LTI) and other remuneration components. Variable remuneration components with long-term incentive consist of long-term incentive plans (LTI Plan) from previous years, stock option and performance share plans from previous years, and a performance share unit program and a stock option plan from the current year. The members of the Management Board additionally receive fringe benefits in the form of benefits in kind, essentially consisting of a company car and insurance premiums. All total remuneration packages are reviewed annually by the Remuneration and Nomination Committee and compared to an annual Management Board remuneration analysis to check the scope and appropriateness of the remuneration packages. The amount of remuneration paid to members of the Management Board is based largely on the duties of the respective Management Board member, the financial situation and the performance and business outlook for the Company versus its competition. All resolutions on adjustments to the overall remuneration packages are passed by the plenum of the Supervisory Board. The Management Board’s total remuneration package and the index-linked pension contracts were thoroughly reviewed and then adjusted by the Supervisory Board in 2021.
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
For the fiscal year 2021, the members of the Management Board were granted a total compensation of €9,718,350 (2020: €11,532,252), consisting of performance-unrelated remuneration of €3,759,850 (2020: €5,529,112), performance-related remuneration of €2,680,000 (2020: €2,478,346) as well as long-term incentive compensation of €3,278,500 (2020: €3,524,794) in the form of share-based compensation. Performance-unrelated compensation includes post-employment benefits in the amount of €806,297 (2020: €2,443,409) granted during the respective board membership terms.
The Supervisory Board decided, that Roland Wandeler, Ph.D. would not forfeit on a pro-rate basis the long-term incentive plans despite his termination of the employment before the end of the four-year vesting period. Because of this modification of terms and conditions, the respective personnel expense from share-based compensation for the outstanding vesting periods was allocated to the remaining period of performance. The fair value was not affected by this modification. On the occasion of his departure from the Company with effect as of the end of December 31, 2021, Roland Wandeler, Ph.D., secured a severance payment in the amount of €806,296, payable in 16 monthly installments.
As of April 1, 2021, the Management Board was granted 54,232 Performance Share Units. The fair value as of December 31, 2021, amounts to €11.82.
For the individualized Management Board compensation, refer to the separately available remuneration report.
In the years 2021 and 2020, there were no other long-term benefits in accordance with IAS 24.17 (c) accruing to the Management Board or Supervisory Board. No benefits upon termination of service in accordance with IAS 24.17 (d) were accrued for the Supervisory Board in the years 2021 and 2020.
Payments to former members of the Management Board amounted to €4.6 million in 2021 (2020: €0.6 million).
The total compensation for key management personnel in 2021 and 2020 was as follows.

in 000' €	2021	2020
Total Short-Term Employee Benefits	7,336,167	7,261,119
Total Post-Employment Benefits	443,372	424,300
Total Termination Benefits	806,297	2,443,409
Total Share-Based Payment	4,278,500	4,125,979
Total Compensation	12,864,336	14,254,807
As of December 31, 2021, there were accrued personnel expenses of €3.3 million for payments to key management personnel for performance-related remuneration and non-current provisions of €0.5 million for long-term incentive compensation (December 31, 2020: €3.0 million and €0.8 million, respectively).

The total remuneration for the Supervisory Board, excluding reimbursed travel costs, in 2021 and 2020 was as follows.

	Fixed Compensation		Attendance Fees		Total Compensation
in €	2021	2020	2021	2020	2021	2020
Marc Cluzel, M.D., Ph.D	104,210	104,210	60,800	56,400	165,010	160,610
Michael Brosnan	57,284	57,284	31,800	28,400	89,084	85,684
Sharon Curran	45,284	45,284	29,400	30,000	74,684	75,284
George Golumbeski, Ph.D.	70,926	65,345	31,200	30,800	102,126	96,145
Wendy Johnson	51,284	49,579	44,800	39,200	96,084	88,779
Krisja Vermeylen	57,284	57,284	41,600	38,400	98,884	95,684
Frank Morich, M.D. [2]	—	19,766	—	12,800	—	32,566
Total	386,272	398,752	239,600	236,000	625,872	634,752
1 The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.
2 Frank Morich, M.D. resigned as a member of the Supervisory Board with effect from the end of April 11, 2020.
No other agreements currently exist with present or former members of the Supervisory Board.
As of December 31, 2021, the members of the Executive Committee (excluding the Management Board) held 16,996 stock options and 1,865 performance shares granted by the Company.
In 2021, a new performance share program were issued to the members of the Executive Committee (excluding the Management Board) (see Note 6.2.6).
On April 1, 2021, a total of 4,018 stock options from the 2017 SOP-Plan were allocated to the members of the Executive Committee (excluding the Management Board), who were given the option to receive 4,421 shares within a three-year period. By December 31, 2021, no options had been exercised for a total of 0 shares.
On April 1, 2021, a total of 2,030 shares from the 2017 LTI Plan were allocated to the members of the Executive Committee (excluding the Management Board), who were given the option to receive the shares within an six-month period. By December 31, 2021, this option had been exercised for a total of 2,030 shares.
7    Additional Notes
7.1    Obligations arising from Leases and Other Contracts
The future minimum payments under non-cancelable leases of low-value assets, performance share unit programs and contracts for insurance and other services on December 31, 2021 were as follows:

in 000' €	Leases of Low-Value Assets and Short-Term Leases	Performance Share Unit Programs	Other	Total
Less than 1 Year	8	0	570	578
Between One and Five Years	25	5,105	10,894	16,024
More than 5 Years	0	0	0	0
Total	33	5,105	11,464	16,602
As of December 31, 2020, these future mininum payments were as follows.

in 000' €	Leases of Low-Value Assets and Short-Term Leases	Performance Share Unit Programs	Other	Total
Less than 1 Year	44	0	7,406	7,450
Between One and Five Years	0	1,868	992	2,860
More than 5 Years	0	0	0	0
Total	44	1,868	8,398	10,310

Additionally, the the company has contracts for outsourced studies whereas the services have not been rendered as of December 31, 2021 and which could result in future payment obligations. These amounts could be shifted or substantially lower due to changes in the study timeline or premature study termination.

in million €	2021	2020
Less than 1 Year	138.9	111.7
Between One and Five Years	97.6	81.6
More than 5 Years	0.0	0.0
Total	236.5	193.3
7.2    Contingent Liabilities
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
If certain milestones are achieved by MorphoSys (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$236.5 million (approximately €208.8 million) related to regulatory events or the achievement of sales targets.
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
By letter dated June 10, 2021, MorphoSys was notified by a licensor of the initiation of arbitration proceedings in the United States. The licensor alleges breach of contract and claims damages for the licensor’s argued loss of revenues. Despite the patent expiry in 2018 confirmed by the licensor at the time, this is now disputed and a significantly longer patent term is assumed. Taking into account the associated legal and consulting costs, the potential amount in dispute in the proceedings is in the low double-digit Euro million range and also includes a currently unspecified share of royalty income. A decision by the arbitration court is expected in the fourth quarter 2022. Based on the current assessment of the facts, MorphoSys believes that the arguments presented are unfounded and that the arbitration will likely be decided in MorphoSys’ favor. There was no arbitration decision and no other new developments in the third and fourth quarter of 2021.

The assessment of potentially uncertain tax positions included the tax treatment of the financial liability from future payments to Royalty Pharma. In contrast to IFRS accounting, a deferred income item was recognized for tax purposes which will be realized over the term of the underlying license agreements. The Company assumes that the tax authorities will share this assessment and that this will not be objected in a future tax audit. Due to the remaining uncertainty and the significance of the potential tax risk, we reported a contingent income tax liability in accordance with IFRIC 23.A5, IAS 12.88 and IAS 37. A different tax assessment would have a significant impact in the form of an additional tax payment. For tax purposes, deferred income for the obligations to Royalty Pharma amounted to €988.9 million as of December 31, 2021 and the associated contingent tax liability upon non-acceptance of the deferral amounts to €223.1 million, determined utilizing deferred tax assets on loss carry forwards of €40.6 million, capitalized as of December 31, 2021.
7.3    Additional Disclosures for Financial Instruments
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
The carrying amounts of certain financial assets and liabilities, such as financial assets at amortized cost, as well as accounts receivable and accounts payable, approximate their fair value because of their short- term maturities.
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
Hierarchy Levels 2 and 3
The fair value of financial instruments not traded in active markets can be determined using valuation methods. In this case, fair value is estimated using the results of a valuation method that makes maximum use of market data and relies as little as possible on not observable market data. If all significant inputs required for measuring fair value by using valuation methods are observable, the instrument is allocated to Hierarchy Level 2. If significant inputs are not based on observable market data, the instrument is allocated to Hierarchy Level 3.
Hierarchy Level 2 contains foreign exchange forward agreements to hedge exchange rate fluctuations, term deposits and restricted cash as well as in 2020 the debt component of the convertible bond. Future cash flows for these foreign exchange forward agreements are determined based on forward exchange rate curves. The fair value of these instruments corresponds to their discounted cash flows. The fair value of the term deposits and restricted cash is determined by discounting the expected cash flows at market interest rates. The fair value of the debt component of the convertible bonds was determined by calculating the present value of all cash flows associated with the liability using the applicable reference interest rate with an adjustment to reflect MorphoSys’ credit risk premium.
Hierarchy Level 3 financial assets comprise equity investments, financial assets and financial liabilities from collaborations, in 2021 the debt component of the convertible bond as well as financial liabilities from future payments to Royalty Pharma. The underlying valuations are generally carried out by employees in the finance department who report directly to the Chief Financial Officer. The valuation process and results are reviewed and discussed among the persons involved on a regular basis.
The financial assets from collaborations represent MorphoSys’ current reimbursement claim against Incyte from the expected future losses associated with the co-commercialization activities of Monjuvi as second-line treatment for relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) in the U.S. (as Incyte has agreed to compensate MorphoSys for 50% of said losses). To determine the fair value of financial assets from collaborations, expected cash inflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account Incyte’s credit risk.
The reconciliation and sensitivity analysis for the Hierarchy Level 3 financial assets are presented in Note 5.18 and in the heading "equity investments" below. For further information on financial liabilities carried at amortized cost whose fair value is assigned to hierarchy level 3, please refer to Notes 5.18 and 5.19..
Reclassifications between the hierarchy levels are generally taken into account as of the reporting dates. In 2021, the fair value measurement of the debt component of the convertible bond was reclassified from hierarchy level 2 to hierarchy level 3, as the entity's own credit risk is not observable as a significant parameter for the fair value measurement. In 2020, no transfers were made between the fair value hierarchy levels.
The carrying amounts of current financial assets and liabilities at amortized cost approximate their fair values given their short maturities.

The table below shows the fair values of financial assets and liabilities and the carrying amounts presented in the consolidated balance sheet.

December 31, 2021; in 000' €	Classification Financial Instrument	Total Carrying Amount	Fair Value	Hierarchy Level
Cash and Cash Equivalents	AC	123,248	*	*
Other Financial Assets		853,686
thereof Money Market Funds	FVTPL	8,875	8,875	1
thereof Fixed Term Deposits	AC	844,811	*	*
Accounts Receivable	AC	75,911	*	*
Financial Assets from Collaborations	FVTPL	16,730	16,730	3
Other Receivables		2,227
thereof Forward Exchange Contracts used for Hedging	FVTPL	0	0	2
thereof Non-Financial Assets	n/a	2,227	n/a	n/a
Current Financial Asset		1,071,802
Prepaid Expenses and Other Assets		13,251
thereof Restricted Cash	AC	4,059	4,059	2
thereof Non-Financial Assets	n/a	9,192	n/a	n/a
Non-Current Financial Asset		13,251
Total		1,085,053
Accounts Payable and Accruals		-188,077
thereof Accounts Payable	FLAC	-73,787	*	*
thereof Non-Financial Liabilities	n/a	-114,290	n/a	n/a
Bonds	FLAC	-423	*	*
Financial Liabilities from Collaborations	FLAC	-1,097	*	*
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	-88,401
Current Financial Liabilities		-277,998
Bonds	FLAC	-282,785	-304,025	3
Financial Liabilities from Collaborations	FLAC	-513,264	-514,169	3
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	-1,167,775	-1,367,365	3
Non-Current Financial Liabilities		-1,963,824
Total		-2,241,822
*    For these instruments the carrying amount is a reasonable approximation of fair value.

December 31, 2020; in 000' €	Classification Financial Instrument	Total Carrying Amount	Fair Value	Hierarchy Level
Cash and Cash Equivalents	AC	109,795	*	*
Other Financial Assets		937,651
thereof Money Market Funds	FVTPL	287,938	287,938	1
thereof Fixed Term Deposits	AC	649,713	*	*
Accounts Receivable	AC	83,354	*	*
Financial Assets from Collaborations	FVTPL	42,870	42,870	3
Other Receivables		2,159
thereof Forward Exchange Contracts used for Hedging	FVTPL	0	0	2
thereof Non-Financial Assets	n/a	2,159	n/a	n/a
Current Financial Asset		1,175,829
Other Financial Assets	AC	196,588	197,749	2
Prepaid Expenses and Other Assets		1,567
thereof Restricted Cash	AC	1,384	1,384	2
thereof Non-Financial Assets	n/a	183	n/a	n/a
Non-Current Financial Asset		198,155
Total		1,373,984
Accounts Payable and Accruals		-128,554
thereof Accounts Payable	FLAC	-47,818	*	*
thereof Non-Financial Liabilities	n/a	-80,736	n/a	n/a
Bonds	FLAC	-423	*	*
Financial Liabilities from Collaborations	FLAC	-155	*	*
Current Financial Liabilities		-129,132
Bonds	FLAC	-272,760	-334,124	2
Financial Liabilities from Collaborations	FLAC	-516,351	-617,178	3
Non-Current Financial Liabilities		-789,111
Total		-918,243
*    For these instruments the carrying amount is a reasonable approximation of fair value.

The totals of the carrying amounts of the financial instruments per measurement category are shown in the following overview.

in 000' €	12/31/2021	12/31/2020
Financial Assets FVTPL	25,605	330,808
Financial Assets AC	1,048,029	1,040,834
Financial Liabilities FLAC	(2,127,532)	(837,507)
Equity Investments
The investment in adivo GmbH, Martinsried, Germany, is accounted for as equity financial instruments at fair value. Changes in fair value are recognized in equity (other comprehensive income reserve). This was irrevocably determined when the investments were first recognized. This investment is a strategic financial investment, and the Group considers this classification to be more meaningful.
As of December 31, 2021, the fair value of the investment in adivo GmbH was measured at €0 (December 31, 2020: €0).

	Currency	Stake in %	Equity in Domestic Currency (in €)[1]	Loss for the Year (in €) [1]
adivo GmbH, Martinsried, Germany	€	17.2	(681,809)	(835,119)
1 Equity as of December 31, 2020 and loss for the year for the financial year January 1, to December 31, 2020

No observable market data is available for the determination of the fair value of the investment in adivo GmbH. This corresponds to hierarchy level 3 for the fair value. The change in the investment in adivo GmbH is shown below.

in 000' €	2021	2020
Opening Balance January 1	0	387
Additions	0	0
Disposals	0	0
Through Other Comprehensive Income	0	(387)
Through Profit or Loss	0	0
Closing Balance December 31	0	0
In the 2021 and 2020 financial years, no dividends from the investments were recognized in profit or loss, and there were no reclassifications of gains or losses made within equity.
Net Result according to Measurement Categories
The following net gains or losses resulted from financial instruments in the financial year.

in 000' €	2021	2020	2019
FVTPL	10,983	(7,587)	2,014
AC	9,824	(19,475)	348
FLAC	(104,568)	24,031	—
Total	(83,761)	(3,031)	2,362
The net gains on financial assets at fair value through profit or loss (FVTPL) resulted from valuation effects from changes in the fair value of financial assets from collaborations, money market funds and derivatives used to hedge exchange rate fluctuations. Net losses on financial assets at amortized cost (AC) resulted from the application of the effective interest method for the term deposits, exchange rate fluctuations and risk provisions. The category financial liabilities at amortized cost (FLAC) includes the gains and losses from fair value changes due to changes in planning estimates and the effective interest rate from the financial liabilities from collaborations as well as from the application of the effective interest rate method for the financial liabilities from future payments to Royalty Pharma and the convertible bonds.
The gross interest income and expenses from financial assets and liabilities measured at amortized cost are shown in the following table. The amounts for 2020 and 2019 have been adjusted compared with the 2020 financial reporting.

in 000' €	2021	2020	2019
Interest Income AC	723	1,233	223
Interest Expenses AC	(2,415)	(1,021)	(91)
Interest Income FLAC	0	0	0
Interest Expenses FLAC	(62,252)	(17,783)	0
Total	(63,944)	(17,571)	132
7.4    Financial Risk Management
Due to its operating activities with regard to assets, liabilities and planned transactions, the Group is exposed in particular to risks from the default of a contractual party (credit risk), from the non-fulfilment of liabilities (liquidity risk) and from market risks, in particular from changes in exchange rates and interest rates. The aim of the risk management is to limit these risks through ongoing operational and finance-oriented activities.
7.4.1    Credit Risk
Financial instruments in which the Group may have a credit risk are mainly cash and cash equivalents, other financial assets, derivative financial instruments and accounts receivable. The Group’s cash, cash equivalents and other financial assets are mainly denominated in euros and US dollars. Other financial assets are high quality assets. Cash, cash equivalents and other financial assets are generally held at numerous reputable financial institutions in Europe and the United States. With respect to its positions, the Group continuously monitors the financial institutions that are its counterparties to the financial instruments, as well as their creditworthiness, and does not anticipate any risk of non-performance.

The changes in risk provisions (see Note 2.7.1) recognized in the statement of profit or loss for the financial years 2021, 2020 and 2019 under the item impairment losses on financial assets were determined based on the rationale that negative values represent additions and positive values represent reversals of risk provisions. There were no impairments in the 2021 financial year. The increase in this allowance compared to January 1, 2021 was primarily the result of shorter maturities of financial assets at amortized cost for which impairment losses are determined. In the general impairment model, the risk provision is recognized for financial assets at amortized cost - cash and cash equivalents, parts of other financial assets (term deposits) - and in the simplified impairment model for accounts receivable.

	General Impairment Model			Simplified Impairment Model		Total
in 000' €	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3
Balance as of January 1, 2020	(299)	0	0	(80)	0	(379)
Unused Amounts Reversed	299	0	0	80	0	379
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	(1,001)	0	0	(424)	0	(1,425)
Change between Impairment Stages	0	0	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2020	(1,001)	0	0	(424)	0	(1,425)
Balance as of January 1, 2021	(1,001)	0	0	(424)	0	(1,425)
Unused Amounts Reversed	1,001	0	0	424	0	1,425
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	(685)	0	0	(360)	0	(1,045)
Change between Impairment Stages	0	0	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2021	(685)	0	0	(360)	0	(1,045)
The gross carrying amounts of the Group's financial assets by credit risk rating class are as follows.

Balance Sheet Item as of December 31, 2021	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000’ €)
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	123,248
Term Deposits	low	Expected Twelve-Month Loss	845,488
Accounts Receivable	low	Lifetime Expected Credit Losses	76,270

Balance Sheet Item as of December 31, 2020	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000’ €)
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	109,797
Term Deposits	low	Expected Twelve-Month Loss	847,300
Accounts Receivable	low	Lifetime Expected Credit Losses	83,778
The Group is also exposed to credit risk from debt instruments that are measured at fair value through profit or loss. This includes the items “Financial Assets at Fair Value through Profit or Loss” and “Financial Assets from Collaborations”. As of December 31, 2021, the maximum credit risk corresponded to the carrying amounts of these items amounting to €25.6 million (December 31, 2020: €330.8 million).
One of the Group’s policies requires that all customers who wish to transact business on credit undergo a credit assessment based on external ratings. Nevertheless, the Group’s revenue and accounts receivable are still subject to credit risk from customer concentration. The Group’s single most significant customer accounted for €38.5 million of accounts receivables as of

December 31, 2021 (December 31, 2020: €50.1 million), or 51% of the Group’s total accounts receivable at the end of 2021. The Group’s top three customers individually accounted for 36%, 14% and 9% of the total revenue in 2021.
As of December 31, 2020, 60% of the Group’s accounts receivable balance related to a single customer; of the total revenue in 2020, three customers individually accounted for 78%, 14% and 1%.
On December 31, 2019, one customer had accounted for 53% of the Group’s accounts receivable, and the top three customers in 2019 individually accounted for 45%, 31% and 13% of the Group’s revenue.
The maximum credit risk (equal to the carrying amount) for rent deposits and other deposits on the reporting date amounted to €4.1 million (December 31, 2020: €1.4 million).
7.4.2    Liquidity Risk
Liquidity risk arises primarily from accounts payable, lease liabilities (refer to Note 5.9), bonds, financial liabilities from collaborations and financial liabilities from future payments to Royalty Pharma. Liquidity risk is managed on the basis of balance sheet and profit and loss figures. This is done by means of liquidity planning for the current year on a monthly basis, for the three subsequent years on an annual basis and a monthly target/actual comparison. The top priority is always to ensure sufficient liquidity so that all payment obligations can be met.
The following table shows the the maturities of the cash flows of accounts payable and bonds at the balance sheet date. For the financial liabilities from collaborations, the non-discounted, future planned half profit sharing payments from Incyte for the sales of Monjuvi in the USA are presented. The financial liabilities from future payments to Royalty Pharma include the undiscounted, planned net sales in the coming years. There is no cash inflow and outflow at MorphoSys as the agreed percentage royalties and milestones are paid directly by Janssen, GSK and Roche to Royalty Pharma. As of December 31, 2021, financial liabilities from future payments to Royalty Pharma include an amount of € 1.5 million, which will result in a cash outflow for MorphoSys in 2022. Refer to Note 5.9 for the contractual cash flows of lease liabilities.

in '000 €; due on December 31, 2021 in	Less than 1 Year	Between One and Five Years	More than 5 Years	Total
Accounts Payable	73,787	0	0	73,787
Bonds	2,031	331,094	0	333,125
Financial Liabilities from Collaborations	1,140	167,669	530,242	699,052
Financial Liabilities from Future Payments to Royalty Pharma	89,845	505,938	1,051,077	1,646,860

in 000' €; due on December 31, 2020 in	Less than 1 Year	Between One and Five Years	More than 5 Years	Total
Accounts Payable	47,818	0	0	47,818
Bonds	2,031	333,125	0	335,156
Financial Liabilities from Collaborations	161	180,347	529,338	709,846
Compared with the 2020 financial reporting, accounts payable also include licenses payable, which were presented separately in the previous year (refer to Note 5.13). The prior year’s presentation of the figures has been adjusted accordingly in order to provide comparable information for the previous years.
There were no financial instruments pledged as collateral as of December 31, 2021.

7.4.3    Market Risk
Market risk represents the risk that changes in market prices, such as foreign exchange rates, interest rates or equity prices, will affect the Group‘s results of operations or the value of the financial instruments held. The Group is exposed to both currency and interest rate risks.
Currency Risk
The consolidated financial statements are prepared in euros. Both revenues and expenses of the Group are incurred in euros and US dollars. Throughout the year, the Group monitors the necessity to hedge foreign exchange rates to minimize currency risk and addresses this risk by using derivative financial instruments.
The use of derivatives is subject to a Group guideline approved by the Management Board, which represents a written guideline for dealing with derivatives. In accordance with the Group's hedging policy, only highly probable future cash flows and clearly determinable receivables that can be realized within a period of twelve months are hedged. MorphoSys enters into foreign exchange option and forward exchange contracts to hedge its foreign exchange exposure arising from US dollar cash flows.
As of December 31, 2021, there was no unsettled foreign exchange forward agreement (December 31, 2020: no unsettled foreign exchange forward agreement; December 31, 2019: one unsettled foreign exchange forward agreements). The unrealized gross gains in prior years from foreign exchange forward agreements were recorded in the finance result in the respective years (2021: €0; 2020: €0; 2019: €0.4 million).
The Group’s exposure to foreign currency risk based on the carrying amounts of the items is shown in the table below.

as of December 31, 2021; in 000' €	US$	Other
Cash and Cash Equivalents	106,188	0
Other Financial Assets	96,192	0
Accounts Receivable	42,754	0
Financial Assets from Collaborations	16,730	0
Restricted Cash (included in Other Assets)	3,397	0
Accounts Payable and Accruals	(107,691)	(339)
Financial Liabilities from Collaborations	(514,362)	0
Total	(356,792)	(339)

as of December 31, 2020; in 000' €	US$	Other
Cash and Cash Equivalents	76,582	0
Other Financial Assets	172,460	0
Accounts Receivable	28,456	0
Financial Assets from Collaborations	42,870	0
Restricted Cash (included in Other Assets)	713	0
Accounts Payable and Accruals	(51,436)	(52)
Financial Liabilities from Collaborations	(516,506)	0
Total	(246,861)	(52)
The financial liabilities from future payments to Royalty Pharma are dependent on future royalty income, which is determined on the basis of sales in US dollars. The transfer of assigned license revenues is settled in Euros. Refer to Note 5.19 for a sensitivity analysis on the impact of a change in the foreign exchange rate.
Different foreign exchange rates and their impact on financial assets and liabilities were simulated in a sensitivity analysis to determine the effects on profit or loss. Positive amounts would increase a consolidated net profit or decrease a consolidated net loss. Negative amounts would decrease a consolidated net profit or increase a consolidated net loss. The amounts for 2020 and 2019 have been adjusted compared with the 2020 financial reporting.

in million €	2021	2020	2019
Increase of the Euro by 10%	39.3	16.8	(8.7)
Decrease of the Euro by 10%	(48.0)	(25.6)	10.4
Interest Rate Risk
The Group’s risk exposure to changes in interest rates mainly relates to fixed-term deposits and corporate bonds. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these securities. The Group’s investment focus places the safety of an investment ahead of its return and the ability to plan future cash flows. Interest rate risks are limited because all securities can be liquidated within a maximum of two years and due to the mostly fixed interest rates during the term in order to ensure that planning is possible. In addition, changes in interest rates may affect the fair value of financial assets from collaborations.
Different interest rates and their effect on existing other financial assets with variable interest rates and on financial assets from collaborations were simulated in a sensitivity analysis in order to determine the effect on profit or loss. Positive amounts would increase a consolidated net profit or decrease a consolidated net loss. Negative amounts would decrease a consolidated net profit or increase a consolidated net loss.

in million €	2021	2020	2019
Increase of the variable Interest Rate by 0.5%	0.8	1.2	(0.3)
Decrease of the variable Interest Rate by 0.5%	(0.8)	(1.4)	0.3
The Group is currently not subject to significant interest rate risks from the account payables reported on the balance sheet.
7.4.4    Capital Management
The Management Board’s policy for capital management is to preserve a strong and sustainable capital base in order to maintain the confidence of investors, business partners, and the capital market and to support future business development. As of December 31, 2021, the equity ratio was 9.6% (December 31, 2020: 37.4%; see also the following overview). The equity ratio decreased mainly due to the initial recognition of the financial liabilities from future payments to Royalty Pharma.

in 000' €	12/31/2021	12/31/2020
Stockholders’ Equity	244,876	621,322
In % of Total Capital	9.6	37.4
Total Liabilities	2,311,378	1,038,191
In % of Total Capital	90.4	62.6
Total Capital	2,556,254	1,659,513
There are no liabilities to banks. During the financial year, the Group made changes to its capital management by reflecting the financial liabilities from future payments to Royalty Pharma.

7.5    Disclosures to Statement of Cash Flows - Net Debt Reconciliation
The following overview contains the presentation and development of the liabilities from financing activities. “Amortizations from Effective Interest Method”, "Changes from Adjustments to Planing Assumptions" and "Transfer of Assigned License Revenues to Royalty Pharma" include non-cash movements, including accrued interest expense.

in 000' €	Lease Liabilities	Bonds	Financial Liabilities from Collaborations	Financial Liabilities from Future Payments to Royalty Pharma	Total
Balance as of January 1, 2020	(42,557)	0	0	0	(42,557)
Cash Flows	3,918	(319,946)	(542,599)	0	(858,627)
New Leases	(5,286)	0	0	0	(5,286)
Exchange differences	0	0	66,379	0	66,379
Changes recognized in Equity	0	49,217	0	0	49,217
Amortizations from Effective Interest Method	(1,094)	(2,454)	(15,329)	0	(18,877)
Changes from Adjustments to Planning Assumptions	0	0	(24,956)	0	(24,956)
Balance as of December 31, 2020	(45,019)	(273,183)	(516,506)	0	(834,708)
Balance as of January 1, 2021	(45,019)	(273,183)	(516,506)	0	(834,708)
Cash Flows	4,286	2,031	0	(1,205,911)	(1,199,594)
New Leases	(316)	0	0	0	(316)
Disposal Leases	173	0	0	0	173
Exchange differences	(538)	0	(39,346)	(7,499)	(47,383)
Amortizations from Effective Interest Method	(1,170)	(12,056)	(20,386)	(29,811)	(63,422)
Changes from Adjustments to Planning Assumptions	0	0	61,876	(64,846)	(2,970)
Transfer of Assigned License Revenues to Royalty Pharma	0	0	0	51,890	51,890
Balance as of December 31, 2021	(42,584)	(283,208)	(514,362)	(1,256,176)	(2,096,329)
The "Transfer of Assigned License Revenues to Royalty Pharma" include transactions whereas Janssen directly transfers to Royalty Pharma the settlement amount without influence by MorphoSys on timing and/or amount. As MorphoSys has not received or paid cash for these assigned license revenues, the related amounts have neither been included in the operating nor in the financing cash flow, respectively.
The changes from the bonds recognized in equity in 2020 relate initially to the transfer of the conversion right to additional paid-in capital and conversions in subsequent periods.
7.6    Geographical Disclosures
A total of €132.9 million (December 31, 2020: €311.6 million) of the Group’s non-current assets, excluding deferred tax assets, are located in Germany and €1,103.8 million in the USA (December 31, 2020: €8.3 million). Of the Group’s investments, €24.5 million (2020: €47.6 million) were made in Germany and €1.7 million (2020: €1.6 million) in the USA. In accordance with internal definitions, investments solely include additions to property, plant and equipment and intangible assets not related to leases and business combinations.
7.7    Corporate Governance
The Group has submitted the Declaration of Conformity with the recommendations of the Government Commission on the German Corporate Governance Code for the 2021 financial year under Section 161 of the German Stock Corporation Act (AktG). This declaration was published on the Group’s website (https://www.morphosys.com/en/investors/corporate-governance) on November 29, 2021 and made permanently available to the public.

7.8    Research and Development Agreements
The Group has entered some research and development agreements. The following information describes the agreements that have a material effect on the Group and the developments under the research and development agreements in the 2021 financial year.
7.8.1    Agreements Related to Proprietary Clinical Development
Partnerships currently exist with (in alphabetical order) Incyte and Xencor.
In January 2020, MorphoSys and Incyte announced that the companies had signed a collaboration and license agreement for the continued global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. A detailed description of the agreement can be found in Note 5.18.
In June 2010, MorphoSys and the U.S.-based biopharmaceutical company Xencor signed an exclusive global licensing and cooperation agreement under which MorphoSys receives exclusive global licensing rights to tafasitamab, the antibody for the treatment of cancer and other indications. The companies jointly conducted a phase 1/2a trial in the U.S. in patients with chronic lymphocytic leukemia. MorphoSys is solely responsible for the further clinical development after the successful completion of the phase 1 clinical trial and commercialization. Upon signing the license and cooperation agreement, Xencor received a payment of US$13.0 million (approximately €10.5 million) from MorphoSys. Xencor also received milestone payments from MorphoSys totaling US$65.5 million (approximately €53.8 million). These payments were then capitalized under in-process R&D programs. Xencor is entitled to development, regulatory and commercially related milestone payments. Furthermore, Xencor is also eligible to receive tiered royalty payments of tafasitamab in the mid single-digit to sub-teen double-digit percentage range based upon net sales of licensed antibody sold by us or our licensees. Our royalty obligations continue on a product-by-product and country-by-country basis until the later to occur of the expiration of the last valid claim in the licensed patent covering a licensed product in such country, or 11 years after the first sale of a licensed product following marketing authorization in such country.
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
7.8.2    Agreements Related to Clinical Development Through Partners
Through some commercial partnerships, MorphoSys receives various types of payments that are spread over the duration of the agreements or recognized in full as revenue as predefined targets and milestones are reached. These payments include payments upon signature, annual license fees in exchange for access to MorphoSys’s technologies and payments for funded research to be performed by MorphoSys on behalf of the partner. MorphoSys is also entitled to development-related milestone payments and royalties on product sales for specific antibody programs.
Prior to the 2021 financial year, active collaborations with a number of partners had already ended. However, drug development programs initiated in the active phase are designed so that they can be continued by the partner and, therefore, still result in performance-based payments for the achievement of the defined milestones.
Partnerships (incl. partnerships for which the active collaboration has ended before the beginning of 2021 but where drug development programs were still being pursued) include (in alphabetical order): advanceCOR, Bayer AG, Boehringer Ingelheim, Fibron Ltd. (transfer of the contract from ProChon Biotech Ltd.), GeneFrontier Corporation/Kaneka, GlaxoSmithKline (GSK), I-Mab Biopharma, Janssen Research and Development LLC, LEO Pharma, Novartis, OncoMed Pharmaceuticals (fully acquired in April 2019 by Mereo BioPharma Group), Pfizer, Roche and Sosei Heptares.
In June 2013, MorphoSys announced it had entered into a global agreement with GSK for the development and commercialization of otilimab. Otilimab is MorphoSys’s proprietary HuCAL antibody against the GM-CSF target molecule. Under the agreement, GSK assumes responsibility for the compound’s entire development and commercialization. MorphoSys received an upfront payment of €22.5 million under this agreement and, next to tiered double-digit royalties on net sales, is eligible to receive additional payments from GSK of up to €423.0 million, depending on the achievement of certain developmental stages, as well as regulatory, commercial and revenue-related milestones. In July 2019, GSK initiated a phase 3 development program in rheumatoid arthritis called ContRAst. The treatment of the first patient in this program triggered a milestone payment of €22.0 million to MorphoSys. In 2020, GSK also initiated a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID 19-associated disease. The dosing of the first patient in the expanded OSCAR study triggered milestone payments totaling €16.0 million to MorphoSys. In October 2021, GSK provided an update that it had made the decision not to further explore otilimab as a potential treatment for severe pulmonary COVID-19 related disease in patients aged of 70 years and older.
In November 2017, MorphoSys announced it had signed an exclusive regional licensing agreement with I-Mab to develop and commercialize felzartamab in mainland China, Taiwan, Hong Kong and Macao. Felzartamab is MorphoSys’s proprietary antibody targeting CD38. Under the terms of the agreement, I-Mab has the exclusive right for the later development and commercialization of felzartamab in the agreed regions. In November 2017, MorphoSys received a payment of US$20.0 million (approximately €16.8 million) and until 2021 milestone payments of US$8.0 million (approximately 7.1 million). MorphoSys is also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to roughly US$90.5 million (approximately €79.9 million). In addition, MorphoSys will be entitled to receive double-digit, staggered royalties on the net sales of felzartamab in the agreed regions. I-Mab is investigating felzartamab in a phase 3 clinical study in Greater China in combination with lenalidomide plus dexamethasone in r/r multiple myeloma. I-Mab is also evaluating felzartamab as a potential third-line therapy in r/r multiple myeloma in a phase 2 trial. Both studies are considered pivotal in the agreed regions.
In November 2018, MorphoSys announced the signing of an exclusive strategic development collaboration and regional licensing agreement with I-Mab for MOR210/TJ210. MOR210/TJ210 is MorphoSys' proprietary, preclinical-stage antibody directed against C5aR which has potential to be developed as an immuno-oncology agent. I-Mab has exclusive rights to develop and market MOR210/TJ210 in mainland China, Hong Kong, Macao, Taiwan and South Korea, while MorphoSys retains the rights for the rest of the world. With the support of MorphoSys, I-Mab will undertake and fund all global development activities, including clinical trials in China and the United States, to clinical proof of concept in cancer medicine. In November 2018, MorphoSys received a payment of US$3.5 million (approximately €3.1 million) and until 2020 milestone payments of US$1.0 million (approximately €0.8 million). MorphoSys is further eligible to receive performance-related clinical and sales-based milestone payments of up to US$99.0 million (approximately €87.4 million). In addition, MorphoSys will receive tiered royalties in the mid-single-digit percentage range of net sales of MOR210/TJ210 in I-Mab’s territories. In return for conducting a successful clinical proof of concept trial, I-Mab is entitled to low-single-digit royalties on net sales of MOR210/TJ210 outside the I-Mab territory, as well as staggered shares of proceeds from the further out-licensing of MOR210. In January 2021, MorphoSys and I-Mab announced the dosing of first patient in a U.S. phase 1 study. MorphoSys received a US$1.5 million (approx. €1.2 million) payment from I-Mab for achieving this milestone.
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
7.9    Subsequent Events
No events that require reporting occurred.

Planegg, March 15, 2022

Jean-Paul Kress, M.D.	Sung Lee
Chief Executive Officer	Chief Financial Officer

Malte Peters, M.D.
Chief Research and Development Officer

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
Planegg, March 15, 2022

Jean-Paul Kress, M.D.	Sung Lee
Chief Executive Officer	Chief Financial Officer

Malte Peters, M.D.
Chief Research and Development Officer

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

4.11*	Royalty Purchase Agreement between Royalty Pharma Investments 2019 ICAV and MorphoSys AG dated June 2, 2021
4.12*	Revenue Participation Rights Purchase and Sale Agreement between Royalty Pharma Investments 2019 ICAV and MorphoSys AG dated June 2, 2021
4.13*	Development Funding Bond Purchase Agreement between Royalty Pharma USA, Inc. and MorphoSys AG dated June 2, 2021
8.1*	List of Subsidiaries
12.1*	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934
15.1*	Consent of Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
* Filed at the SEC herewith.
† Certain information omitted pursuant to a request for confidential treatment filed separately with the SEC.

Signatures
MorphoSys AG hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
MorphoSys AG (Registrant)

/s/ Jean-Paul Kress, M.D.
Name: Jean-Paul Kress, M.D.
Title: CEO and member of the Board of Management
Dated: March 15, 2022