Form 20-F
period 2022-12-31
MorphoSys AG
filed 2023-03-15
CIK 1340243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
Form 20-F
___________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Ordinary shares, no-par-value per share: 34,231,943 as of December 31, 2022

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐
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
Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements are presented in euros. All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€”, "EUR" and “euros” mean euros, unless otherwise noted. Throughout this annual report, references to “ADSs” mean American Depositary Shares or ordinary shares represented by American Depositary Shares, as the case may be.
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
•our expectations regarding the future development of pelabresib and tulmimetostat (CPI-0209);
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
•We cannot assure to secure additional proceeds needed for business purposes from external refinancing.
•Our business may be materially and adversely affected by the COVID-19 pandemic or similar pandemic, epidemic, outbreak of an infectious disease or public health crisis. The extent to which the COVID-19 pandemic or similar pandemic, epidemic, outbreak of an infectious disease or public health crisis may impact our business will depend in part on future developments, which are uncertain and unpredictable in nature.
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
•We may be unable to acquire and retain talent which might adversely affect our ability to generate value.
•We may be subject to tax audits or disputes or changes in tax laws.

•Our internal computer systems and physical premises, or those of our strategic collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs and our manufacturing operations.
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

Material non-financial aspects are taken into account in a separate non-financial group report, which is available on our website.

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
As of December 31, 2022, we had cash and cash equivalents and current and non-current other financial assets of € 907.2 million. We believe that we will continue to spend substantial resources for the foreseeable future developing our proprietary product candidates, including pelabresib and tafasitamab in additional indications. These expenditures will include costs associated with development, conducting clinical trials, seeking regulatory approvals, as well as commercializing Monjuvi and launching and commercializing other products approved for sale and potentially acquiring new products. In addition, other unanticipated costs may arise. Because the outcome of our anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our proprietary product candidates.
Our future funding requirements will depend on many factors, including but not limited to:
•the success of our commercialization efforts and market acceptance for Monjuvi or any of our current or future product candidates for which we receive marketing approval;
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
•the timing, receipt, and amount of sales of, or royalties or milestones on, our existing products and future products, if any; and
•the costs to maintain the commercial organization including key executives.
In addition, our operating plan may change as a result of many factors currently unknown to us. As a result of these factors, we may need additional funds sooner than planned. We expect to finance future cash needs primarily through a combination of public or private equity offerings, strategic collaborations, debt financings, and non-dilutive funding. If sufficient funds on acceptable terms are not available when needed, or at all, we could be forced to significantly reduce operating expenses and delay, limit, reduce or terminate one or more of our product development programs or commercialization efforts.
We have sufficient liquid funds to ensure business operations for the forecast period (next 12 months) without requiring additional proceeds from external refinancing. However, in the current capital market environment, opportunities for external financing are limited compared to the prior year. In order to determine the medium and long-term liquidity requirements, We maintain a comprehensive liquidity plan based on our corporate planning that includes the simulated effects of various scenarios. To further reduce our financial risk, we take the outcome of the liquidity plan into account when prioritizing research and development projects and determining the financing requirements. Whilst the opportunity for equity financing is limited if the share price remains at a low level, we also have access to other non-dilutive financing options, such as opportunistic out-licensing of (pre)clinical assets or the sale of potential future royalties.
We have incurred significant losses since inception and anticipate that we will continue to incur losses in the future.
We are a commercial-stage biopharmaceutical company. We have incurred significant losses since our inception and our consolidated net loss for the year ended December 31, 2022 was € 151.1 million. As of December 31, 2022, our accumulated deficit was approximately € 823.4 million. The probability of being profitable strongly depends on the successful development of our other product candidates and the commercial success of Monjuvi, and we may continue to incur losses in the coming years as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved product candidates and add infrastructure and personnel to support our product development efforts and operations as a public company in the United States. These activities will continue and will therefore impact significantly our profit or loss and our working capital in the foreseeable future.
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
Our ability to generate revenue and achieve profitability in the future depends in large part on our ability, alone or with our collaborators and partners, and our current and any future approved products, and successfully complete the development of and obtain the necessary regulatory approvals for our current and any future product candidates. We may never succeed in these activities and may never generate revenue from product sales that is significant enough to achieve profitability. In addition, our revenues depend in part on the activities of our partners, over which we have no control, in respect of pursuing translational research and clinical trial activities and, where marketing approval has been granted and we have not retained commercialization rights, commercialization of our product candidates. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, develop other product candidates, or continue our operations. A decline in the value of our company could also cause our investors to lose all or part of their investment.
Our operating results may fluctuate significantly in the future.
Our results of operations may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. The revenues we generate and our operating results will be affected by numerous factors, including, but not limited to:
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
If we are unable to obtain funding on a timely basis, or if revenues from collaboration arrangements or product sales are less than we have projected, we may be required to significantly curtail, delay or discontinue one or more of our development programs or the commercialization of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

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
Risks Related to the COVID-19 Pandemic
Our business may be materially and adversely affected by the COVID-19 pandemic or similar pandemic, epidemic, outbreak of an infectious disease or public health crisis. The extent to which the COVID-19 pandemic or similar pandemic, epidemic, outbreak of an infectious disease or public health crisis may impact our business will depend in part on future developments, which are uncertain and unpredictable in nature.
Our business could be adversely affected by health crises in regions where we operate or otherwise do business. For example, the COVID-19 pandemic and the related adverse public health developments, including orders to shelter-in-place, travel restrictions, and the burden of additional requirements on businesses, may adversely affect workforces, organizations, healthcare communities, economies, and financial markets globally, leading to increased market volatility. The COVID-19 pandemic and its aftermath may also disrupt the normal operations of businesses across industries, including ours. We cannot reasonably assess or predict at this time the full extent of the negative impact that the COVID-19 pandemic, or a future public health crisis, may have on our business, financial condition, results of operations and cash flows. These impacts of which may materially and adversely affect our business, include the following:
•The COVID-19 pandemic may likely continue to have, an impact on various aspects of our clinical studies, especially with emergence of new COVID-19 variants. Policies at various clinical sites and federal, state, local and foreign laws, rules and regulations are continuing to evolve, including through the implementation of quarantines and travel restrictions, and direction of healthcare resources toward pandemic response efforts. The ebb and flow in COVID-19 infections since the start of the pandemic have impacted patient access to treatment facilities in the U.S. Therapies planned in “hot spot” regions, for example, may be postponed due to a lack of capacity. Furthermore, safety protocols implemented at various sites of care may restrict the ability of our sales force to engage in-person with medical personnel. As a result, there is a risk that we will not achieve the revenue planned from the sale of Monjuvi in the U.S. We assess any potential impact of this risk, however, as moderate.
•We currently rely on third parties to manufacture, perform quality testing, and ship our drug products for our clinical studies and commercial supplies. The third parties in our supply chain are subject to restrictions in operations arising from the COVID-19 pandemic, and in addition, a number of these third parties have experienced operational disruptions, which have affected activities necessary for our development and commercialization efforts. These restrictions and disruptions in operations have also given rise to staffing shortages from time to time, which may result in production slowdowns and/or disruptions in delivery systems, potentially interrupting our supply chain and limiting our ability to manufacture drug product for our clinical studies and for commercial use. Further, during a public health emergency, certain manufacturing facilities and materials may be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, which may make it more difficult to obtain materials or manufacturing slots for the product candidates needed for our clinical trials and/or commercial products, which could lead to delays in these trials and/or issues with our commercial supply.
•Health regulatory agencies globally may experience disruptions in their operations as a result of the COVID-19 pandemic or a future public health crisis. The U.S. FDA, EMA and comparable regulatory agencies may have slower response times or lack resources to continue to monitor our clinical studies or to engage in other activities related to review of regulatory submissions in drug development. As a result, review, inspection, and other timelines may be materially delayed for an unknown period of time. Any de-prioritization of our clinical studies or delay in regulatory review resulting from such disruptions could materially affect the development of our product candidates.
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

The ultimate impact of the COVID-19 pandemic or a future public health crisis on our business operations is highly uncertain and subject to change and will depend on future developments which are difficult to predict, including the duration of the pandemic, the ultimate geographic spread of the disease, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and other actions taken to contain or address its impact in the short and long term, among others. We do not yet know the full extent of potential delays or impacts on our business, our commercialization efforts, our clinical studies, healthcare systems or the global economy, and if the ultimate impact of the COVID-19 pandemic or a future public health crisis and the resulting uncertain economic and healthcare environment is more severe than we anticipated, we may not be able to execute on our current operating plan or on our strategy. If the duration of the COVID-19 pandemic or a future public health crisis and the associated period of business and social restrictions and economic uncertainty is longer than we anticipated, our cash, cash equivalents, and marketable securities may not be sufficient to fund the activities under our operating plan for the time period that we anticipated, and we may be required to revise our operating plan further. To the extent the COVID-19 pandemic or a future public health crisis adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
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

Monjuvi, Minjuvi and any other products that we may bring to the market may not gain market acceptance by physicians, patients, third-party payers and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue. See the section of this annual report titled "Item 4.B. Business Overview Coverage, Reimbursement and Pricing" below. The degree of market acceptance of Monjuvi, Minjuvi and of any future products will depend on a number of factors, including:
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
Tafasitamab is co-marketed by Incyte and MorphoSys in the United States under the trade name Monjuvi and by Incyte in Europe, Canada and other jurisdictions under the trade name Minjuvi. Under our agreement with Incyte, Incyte maintains commercial rights to tafasitamab outside of the United States and we will receive tiered royalties on ex-U.S. net sales of tafasitamab in a mid-teens to mid-twenties percentage range of net sales. Thus, our ability to generate revenue from Minjuvi outside the United States will depend heavily on Incyte’s ability to successfully obtain the requisite marketing approvals outside the United States and commercialize the product.
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
If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability of product revenue to us are likely to be lower than if we were to market and sell any medicines that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our medicines effectively. If we do not maintain sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.
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
We have several product candidates in clinical development, and other product candidates and development candidates are currently in preclinical or earlier stages of development. Although we may receive certain payments from our collaboration partners, including upfront payments, payments for achieving certain development, regulatory or commercial milestones and royalties, our ability to generate revenue from our product candidates’ sales is dependent on receipt of regulatory approval for, and successful commercialization of, such product candidates, which may never occur. Our business and future success is particularly dependent on our ability to develop, either alone or in partnership, successfully, receive regulatory approval for, and then successfully commercialize our proprietary product candidates. Each of our product candidates will require additional preclinical and/or clinical development, regulatory approval in multiple jurisdictions, manufacturing supply, substantial investment and significant marketing efforts before we generate any revenue from product sales or royalties. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from applicable regulatory authorities. The success of our product candidates will depend on several factors, including the following:
•successful completion of preclinical studies (including safety studies) required to obtain regulatory approval in the United States, the European Union and other jurisdictions for our product candidates;
•successful enrollment of patients in, and completion of, clinical studies (including safety studies) required to obtain regulatory approval in the United States, the European Union and other jurisdictions for our product candidates;
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

•fulfillment of post-marketing commitments and requirements from applicable regulatory authorities; and
•maintaining a continued, sufficient supply of drug product in acceptable quality.
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
We are currently conducting clinical trials for pelabresib, tafasitamab and tulmimetostat in various indications. Each of our clinical trials requires the investment of substantial resources and time and the timing of the commencement, continuation and completion of these clinical trials may be subject to significant delays or termination relating to various causes, including, among other things:
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
•urgent safety measures;
•pre-defined interim analysis of clinical trial data (futility analysis) or unfavorable and unforeseen non-clinical or clinical information that reveals that the product candidate has an unfavorable risk-benefit ratio;
•suspension/termination of approval of clinical trial conduct by Ethics Committees, or ECs, IRBs, the U.S. FDA, or Competent Authorities, or CA;
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
The speed at which we complete our clinical trials depends on many factors, including, but not limited to, patient enrollment. If we are unable to enroll patients in our clinical trials, our development efforts and business, financial condition, results of operations and prospects could be materially adversely affected.
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
•we may be unable to demonstrate to the satisfaction of the U.S. FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication(s) in the proposed population;
•we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•the U.S. FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•the data collected may not be sufficient to support the submission of a BLA, NDA or other submission, or to obtain regulatory approval in the United States, the European Union or elsewhere;
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
The ability of the U.S. FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the U.S. FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the U.S. FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the U.S. FDA and other agencies may also slow the time necessary for drugs or biologics or modifications to approved drugs or biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the U.S. FDA, have had to furlough critical U.S. FDA employees and stop critical activities.
Since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the U.S. FDA has been working to resume pre-pandemic levels of inspection activities, including routine surveillance, bioresearch monitoring and pre-approval. Should the U.S. FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the U.S. FDA does not determine a remote interactive evaluation to be adequate, the agency has stated that it generally intends to issue, depending on the circumstances, a complete response letter or defer action on the application until an inspection can be completed. During the COVID-19 public health emergency, a number of companies announced receipt of complete response letters due to the U.S. FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If the U.S. FDA becomes unable to continue its current level of performance, we could experience delays and setbacks for our product candidates and for any approvals we may seek which could adversely affect our business.
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
Any current or future product candidate for which we receive accelerated approval from the U.S. FDA, including Monjuvi, or similar conditional approval from the EMA or comparable regulatory authorities in other jurisdictions may be required to undergo one or more confirmatory clinical trials. If such drug fails to meet its safety and efficacy endpoints in such confirmatory clinical trials, the regulatory authority may withdraw its approval. There is no assurance that any such drug will successfully advance through its confirmatory clinical trial(s). Therefore, even if a drug receives accelerated approval from the U.S. FDA or similar conditional approval from the EMA or comparable regulatory authorities, such approval may be withdrawn at a later date, and under the Food and Drug Omnibus Reform Act of 2022 (FDORA), the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.
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
Similarly, in the European Union, the European Commission grants orphan medicinal product designation after receiving the opinion of the European Medicines Agency's, or EMA's, Committee for Orphan Medicinal Products on an orphan medicinal product designation application. Orphan medicinal product designation may be granted in respect of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in the European Union and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized for marketing in the European Union (or, if such a method exists, the product would be of a significant benefit to those affected by the condition). In addition, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would generate sufficient return to justify the necessary investment in developing the product. In the European Union, orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers.
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
Even if we obtain orphan drug exclusivity for a drug, that exclusivity may not effectively protect the designated drug from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the U.S. FDA can subsequently approve another drug for the same condition if the U.S. FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the U.S. may be lost if the U.S. FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While we intend to continue seek orphan drug designation for our product candidates, we may never receive such designations. Even if we receive orphan drug designation for any of our product candidates, there is no guarantee that we will enjoy the benefits of those designations.
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
We are developing our product candidates for the treatment of cancer. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy, and cancer drugs are frequently prescribed off-label by healthcare professionals. Some of the currently approved drug therapies are branded and subject to patent protection, and others are available on a generic basis. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. We expect that our product candidates, if approved, will be priced at a significant premium over competitive generic products. This may make it difficult for us to achieve our business strategy of using our product candidates in combination with existing therapies or replacing existing therapies with our product candidates.
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
Additionally, even if we are successful in achieving marketing approval to commercialize a product candidate faster than our competitors, we may face competition due to the changing regulatory environment. In the United States, for small molecule drugs, the FDCA provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving abbreviated new drug applications, or ANDAs, for drugs containing the active agent for the original indication or condition of use. The FDCA also provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovator drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. Three-year and five-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.
Further, in the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar,” or biosimilar, to or “interchangeable” with an U.S. FDA-approved biological product. This pathway could allow competitors to reference data from biological products already approved after 12 years from the time of approval. In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In the European Union, a competitor may reference data from biological products already approved after the expiry of an eight year data exclusivity period, but will not be able to get on the market until 10 years after the time of approval of the reference product. This 10-year period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products.
If competitors are able to obtain marketing approval for drugs or biosimilars referencing our products, our products may become subject to competition from such drugs or biosimilars, with the attendant competitive pressure and consequences. Expiration or successful challenge of our applicable patent rights could also trigger competition from other products, assuming any relevant exclusivity period has expired.
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
We have in the past entered into, and intend to continue to enter into on a case-by-case basis, collaborations with other companies that we believe provide us with valuable funding and other benefits. However, we cannot ensure that any such collaboration will continue or be successful. For example, in March 2015, we and Celgene Corporation (now part of Bristol-Myers Squibb) agreed to end the existing co-development and co-promotion agreement for felzartamab, following which we regained the rights to felzartamab. We have subsequently partnered Chinese regional rights to felzartamab, and our partner I-Mab will further develop felzartamab in multiple myeloma, or MM, and potentially also for additional indications, for China, Hong Kong, Macao and Taiwan. We cannot ensure that such collaboration will be successful. Our inability to find a partner for any of our product candidates may result in our termination of that specific product candidate program or evaluation of a product candidate in a particular indication. In June 2022, Human Immunology Biosciences, Inc. (HI-Bio) obtained exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. In November 2018, we entered into a collaboration and licensing agreement with I-Mab for an additional proprietary program, MOR210. Our partner I-Mab will perform certain preclinical and clinical development activities(China, Hong Kong, Macao, Taiwan and South Korea). In June 2022 HI-Bio obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. In January 2020, we entered into a collaboration and license agreement with Incyte Corporation, or Incyte, to further develop and commercialize our proprietary antibody tafasitamab globally. This agreement received clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act as well as by the German and Austrian antitrust authorities on or before March 2, 2020, and became effective on March 3, 2020. Under the terms of the agreement, we and Incyte are co-commercializing tafasitamab in the U.S., while Incyte has exclusive commercialization rights outside of the U.S. In addition, we and Incyte have agreed to co-develop tafasitamab broadly in r/r DLBCL, frontline DLBCL, as well as additional indications beyond DLBCL, such as follicular lymphoma (FL) and marginal zone lymphoma (MZL). We cannot ensure that any such collaboration or license agreement or further clinical development or the commercialization will be successful. In June 2022, we announced with Pfizer and Incyte a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s TTI-622, a novel SIRPα-Fc fusion protein, and Monjuvi (tafasitamab-cxix) plus lenalidomide in patients with relapsed or refractory DLBCL who are not eligible for autologous stem cell transplant (ASCT).
In the future, we may enter into additional collaborations and license agreements to fund our development programs or to gain access to sales, marketing or distribution capabilities and we may also enter into collaborations and licensing or purchasing agreements under which we provide funding and gain access to targets, technologies or compounds.
Under the collaboration agreements where we grant our partners an exclusive license to certain therapeutic antibodies for specific targets we receive license fees, research and development funding, milestone payments and/or, if a product is approved for marketing, royalties in return. Following the discovery and preclinical testing phase, these partners are typically solely responsible for the further development of the product candidate and therefore exercise full control over its further development and potential commercialization. In other collaborations, for example with Incyte, we also rely on both parties’ and capabilities to co-develop and co-commercialize. In clinical trial collaborations, for example the one signed with Pfizer, we rely on the partners’ capabilities and diligence for performance of the agreed trial. Our existing collaborations, and any future collaborations and licensing or purchasing agreements we enter into, therefore may pose a number of risks, including the following:
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
For all our proprietary product candidates, we face significant competition. This may negatively impact our ability to enter into potential partnerships or licensing agreements for our compounds. In June 2022 we signed a collaboration and license agreement and equity participation agreement with HI-Bio for the development of felzartamab outside of China in autoimmune indications. Also for any in-licensing and acquisition activities, we face significant competition. Our ability to reach definitive agreements for partnerships will depend, among other things, upon our assessment of the partner’s resources and expertise, the terms and conditions of the proposed partnership and the proposed partner’s evaluation of a number of factors. The factors, depending on the type of partnership we or the partner would consider, may include the design or results of clinical trials, the likelihood of approval by the U.S. FDA, the EMA or comparable foreign regulatory authorities, the potential market for the subject product candidate, market access and pricing considerations in the respective territory, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, incidence and prevalence of the respective disease, and industry and market conditions generally. The partner may also consider alternative product candidates for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our product candidate. In the case of in-licensing or acquisition partnerships, the partner may also consider alternative offers or partners other than MorphoSys to be more attractive, or keeping all rights to themselves.
Collaborations and commercialization partnerships are complex and time-consuming to negotiate and document. If we are unable to reach agreements with suitable partners on a timely basis, on acceptable terms, or at all, we may have to curtail or even stop the development of a product candidate in one or all indications, in one or all territories in the world, reduce or delay one or more of our development programs, delay its potential commercialization, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and other partnerships and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates in any or all indications or bring them to market in any or all territories in the world and our business may be materially and adversely affected. If we fail to identify additional targets, technologies or compounds for in-licensing, collaboration, co-development or commercialization, we may not be able to further expand our pipeline. If we succeed to identify further targets, technologies or compounds for in-licensing, collaboration, co-development or commercialization, we may need to increase our expenditures.
Our reliance on third-party suppliers could harm our ability to commercialize our drugs or any other drug candidates that may be approved in the future.
We do not currently own or operate manufacturing facilities for the production of our drugs or any other drug candidates that may be approved in the future. Our third-party suppliers may not be required to provide us with any guaranteed minimum production levels or have dedicated capacity for our drugs. As a result, there can be no assurances that we will be able to obtain sufficient quantities of our drugs or any other drug candidates that may be approved in the future, which could have a material adverse effect on our business as a whole. We are not certain, however, that our suppliers will be able to meet our demand, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers. In addition, the COVID-19 pandemic considered to be overcome with regard to travel and meeting restrictions could still adversely impact our suppliers and result in delays as disruptions in global supply chains might still take some time to be resolved.
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
We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical (with the exclusion of non-GLP testing), clinical product supplies, our commercial product, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale under GMP. We therefore rely on and expect to continue to rely on third-party contract manufacturing organizations, or CMOs, for the supply of cGMP-grade, clinical trial materials and commercial quantities of our product candidates and our approved products. The facilities used by our CMOs or other third-party manufacturers to manufacture our product candidates might be subject to the U.S. FDA’s, the EMA’s and other comparable regulatory authorities’ preapproval inspections and routine inspections that will be conducted after we submit our BLA or NDA to the U.S. FDA or the required approval documents to any other relevant regulatory authority or after approval. Although we perform oversight of the manufacturing and testing activities by involvement in e.g. the Change Control and Deviation management of the CMO and qualification audits prior to contracting a CMO and subsequent regular audits of such facilities and GMP procedures, we are completely dependent on our contract manufacturers or other third-party manufacturers for compliance with cGMPs for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture sufficient amounts of material that conforms to applicable specifications and the strict regulatory requirements of the U.S. FDA, the EMA or another comparable regulatory authority, we may not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition (except for our oversight obligations described above), we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control and quality assurance procedures and qualified personnel. If the U.S. FDA, the EMA or another comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or products for commercial sale, or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, once approved. If, for any reason, we were to experience an unexpected loss of supply of our product candidates, combination drug, or placebo or comparator product used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. If market demand increases, our current planning assumptions the CMO might not be willing or able to supply this additional material, leading to supply shortage on the market.
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
The manufacture of our product candidates is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. The processes for manufacturing our approved product and our product candidates is susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, contamination and inconsistency in yields, variability in product characteristics and difficulties in scaling the production process or product loss during fill and finishing. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions.
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

By letter dated June 10, 2021, MorphoSys was notified by a licensor of the initiation of arbitration proceedings in the United States. The licensor alleges breach of contract and claims damages for the licensor’s argued loss of revenues. Despite the patent expiry in 2018 confirmed by the licensor at the time, this is now disputed and a significantly longer patent term is assumed. Taking into account the associated legal and consulting costs, the potential amount in dispute in the proceedings, based on our current estimates, is in the mid-double-digit million of euros range. A decision by the arbitration court is expected in the first quarter 2023. Based on the current assessment of the facts, MorphoSys believes that the arguments presented are unfounded and that the arbitration will likely be decided in MorphoSys’ favor.
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
We may seek to acquire or in-license product candidates to expand our product candidate pipeline. However, we may be unable to acquire or in-license intellectual property rights relating to, or necessary for, any such product candidates from third-parties on commercially reasonable terms or at all. In that event, we may be unable to develop or commercialize such product candidates. We may also be unable to identify product candidates that we believe are an appropriate strategic fit for our company and intellectual property relating to, or necessary for, such product candidates.
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
As an innovation-driven and patient-centric company, we are highly dependent on the expertise of the members of our research and development team, as well as the other key functions such as commercial and supply to ensure that we can bring our medicines to our patients with the highest quality and compliance with required standards. In addition, the members of our Management Board are key in developing our long-term strategy and steering all areas of the company. They currently include Jean-Paul Kress, M.D., our Chief Executive Officer, Sung Lee, our Chief Financial Officer and Charlotte Lohmann, our Chief Legal Officer. Effective March 17, 2023, Sung Lee will step down from his position as the Company’s Chief Financial Officer and as a member of the Management Board. Lucinda Crabtree will join the Management Board as Chief Financial Officer presumably in Q2 2023 or Q3 2023 at the latest. Leadership transitions can be inherently difficult to manage, and an inadequate transition of our Chief Financial Officer may cause disruption to our business, including to our relationships with our employees and third-parties. Our Management Board members have fixed-term contracts typically of three years.
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
The accounting treatment of the payment that MorphoSys AG received from Royalty Pharma in the third quarter of 2021 could be examined by the tax authorities under German tax law in the context of a future tax audit. This examination is considered standard given the amount of the payment. Based on the Company’s knowledge of German tax law and supported by tax experts, the Company has concluded that the tax risk assessment is medium in accordance with the Company's internal risk valuation system. Consequently, due to the remaining uncertainty and the significance, a contingent income tax liability in the amount of € 223.8 million is reported (refer to Note 6.2).
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
Our business operations and activities may be directly or indirectly subject to various fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. As we obtained U.S. FDA approval for one of our proprietary product candidates in 2020 and commercialize this product in the United States, our exposure under such laws increased significantly, and our costs associated with compliance with such laws have increased. If we obtain U.S. FDA approval for additional proprietary product candidates in the future, our potential exposure and the costs associated with compliance will continue to grow. These laws may impact, among other things, our current activities with principal investigators and research subjects, as well as proposed and future sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by the federal government and state governments in which we conduct our business.
In the U.S. third party patient assistance programs that receive financial support from companies have also become the subject of enhanced government and regulatory scrutiny. The OIG has established guidelines that suggest that it is lawful for pharmaceutical manufacturers to make donations to charitable organizations who provide co-pay assistance to Medicare patients, provided that such organizations, among other things, are bona fide charities, are entirely independent of and not controlled by the manufacturer, provide aid to applicants on a first-come basis according to consistent financial criteria and do not link aid to use of a donor's product. However, donations to patient assistance programs have received some negative publicity and have been the subject of multiple government enforcement actions, related to allegations regarding their use to promote branded pharmaceutical products over other less costly alternatives. Specifically, in recent years, there have been multiple settlements resulting out of government claims challenging the legality of their patient assistance programs and it is possible that we may make grants to independent charitable foundations that help financially needy patients with their premium, co-pay and co-insurance obligations. If we choose to do so, and if we or our vendors or donation recipients are deemed to fail to comply with relevant laws, regulations or evolving government guidance in the operation of these programs, we could be subject to damages, fines, penalties or other criminal, civil or administrative sanctions or enforcement actions. We cannot ensure that our compliance controls, policies, and procedures will be sufficient to protect against acts of our employees, business partners, or vendors that may violate the laws or regulations of the jurisdictions in which we operate. Regardless of whether we have complied with the law, a government investigation could impact our business practices, harm our reputation, divert the attention of management, increase our expenses and reduce the availability of foundation support for our patients who need assistance.

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
Globally, we are also subject to stringent privacy and data protection requirements, such as the General Data Protection Regulation (“GDPR”). The GDPR, effective since May 2018, imposes strict regulations regarding the collection, storage and all other processing of personal data including special protections for “sensitive information” which includes health and genetic information of data processes in the EU. The GDPR also imposes strict rules on the transfer of personal data out of the EEA to the United States or other regions that have not been deemed to offer “adequate” privacy protections. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with any future European activities. We could be adversely affected if we fail to comply fully with all of these requirements. Non-compliance with the GDPR can trigger significant fines of up to € 20 million or 4% of total worldwide annual turnover, whichever is higher.
In addition, further to the United Kingdom’s (UK) exit from the EU on January 31, 2020, the GDPR ceased to apply in the UK at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the UK’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law (referred to as the ‘UK GDPR’). The UK GDPR and the UK Data Protection Act 2018 set out the UK’s data protection regime, which is independent from but aligned to the EU’s data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £ 17.5 million or 4% of worldwide revenue, whichever is higher. Although the UK is regarded as a third country under the EU’s GDPR, the European Commission (“EC”) has now issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing.

Significantly, to enable the transfer of personal data outside of the EEA or the UK, adequate safeguards must be implemented in compliance with EEA and UK data protection laws. On June 4, 2021, the European Commission issued new forms of standard contractual clauses for data transfers from controllers or processors in the EU/EEA (or otherwise subject to the GDPR) to controllers or processors established outside the EU/EEA (and not subject to the GDPR). The new standard contractual clauses replace the standard contractual clauses that were adopted previously under the EU Data Protection Directive. The UK is not subject to the European Commission’s new standard contractual clauses but has issued a new version of a UK-specific transfer mechanism (i.e. the UK International Data Transfer Agreement or the UK International Transfer Addendum to accompany the European Commission’s standard contractual clauses), to enable transfers from the UK. We will be required to implement these new safeguards when conducting restricted data transfers under the EU and UK GDPR and doing so will require significant effort and cost.
There may be further divergence between the EEA and the UK. The United Kingdom has announced plans to reform the country’s data protection legal framework in its Data Reform Bill, which will introduce significant changes from the EU GDPR. This may lead to additional compliance costs and could increase our overall risk exposure as we may no longer be able to take a unified approach across the EEA and the UK, and we will need to amend our processes and procedures to align with the new framework.
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
Additionally, a California ballot initiative, the California Privacy Rights Act, or “CPRA,” was passed in November 2020 and became effective on January 1, 2023. The CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA, as modified by the CPRA.
While we are currently not subject to the CCPA and will likely not fall under the purview of the CPRA, certain other state laws impose similar privacy obligations. Colorado, Connecticut, Utah and Virginia all passed laws that are similar to the CCPA and we also expect anticipate that more states may enact legislation similar to the CCPA. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation which, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.
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
In some countries, particularly Member States of the European Union, the pricing of prescription medicinal products is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various countries and parallel distribution, or arbitrage between low-priced and high-priced countries, can further reduce prices. In some countries, in particular, in many Member States of the European Union, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be materially adversely affected.
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
The costs of prescription pharmaceuticals in the United States has also been the subject of considerable discussion in the United States, and members of Congress and the Administration have stated that they will address such costs through new legislative and administrative measures. There have been several U.S. congressional inquiries, Administrative actions, and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient support programs, and reform government program reimbursement methodologies for drugs. Further, various regulatory proposals and policies have been issued to address the reimportation of drugs. For example, in October 2020, the U.S. FDA issued a final guidance document outlining a pathway for manufacturers to obtain an additional National Drug Code, or NDC, for an U.S. FDA-approved drug or biological product that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. Individual states have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, Congress has indicated that it will continue to seek new legislative measures to control drug costs. To the extent that products that MorphoSys commercializes are subject to the legislative, regulatory, or other measures that promote or allow the reimportation of drugs the prices we receive for our products could decreases, which would adversely affect our future revenues and prospects for profitability.
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

If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs, we could be subject to additional reimbursement requirements, penalties, sanctions and fines, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
We participate in the Medicaid Drug Rebate Program, the 340B program, the U.S. Department of Veterans Affairs, Federal Supply Schedule, or FSS, pricing program, and the Tricare Retail Pharmacy program, and have obligations to report the average sales price for certain of our drugs to the Medicare program. For calendar quarters beginning January 1, 2022, manufacturers will need to start reporting the average sales price for drugs under the Medicare program regardless of whether they are enrolled in the Medicaid Drug Rebate Program. Currently, only manufacturers participating in the Medicaid Drug Rebate Program are obligated to do so.
Pricing and rebate calculations vary across products and programs, are complex, and are often subject to interpretation by us, governmental or regulatory agencies and the courts, which can change and evolve over time. In the case of our Medicaid pricing data, if we become aware that our reporting for a prior quarter was incorrect, or has changed as a result of recalculation of the pricing data, we are generally obligated to resubmit the corrected data for up to three years after those data originally were due. Such restatements and recalculations increase our costs for complying with the laws and regulations governing the Medicaid Drug Rebate Program and could result in an overage or underage in our rebate liability for past quarters. Price recalculations also may affect the ceiling price at which we are required to offer our products under the 340B program and give rise to an obligation to refund entities participating in the 340B program for overcharges during past quarters impacted by a price recalculation.
Civil monetary penalties can be applied if we are found to have knowingly submitted any false price or product information to the government, if we are found to have made a misrepresentation in the reporting of our average sales price, if we fail to submit the required price data on a timely basis, or if we are found to have charged 340B covered entities more than the statutorily mandated ceiling price. The Centers for Medicare & Medicaid Services, or CMS, could also decide to terminate our Medicaid drug rebate agreement, in which case federal payments may not be available under Medicaid or Medicare Part B for our covered outpatient drugs. We cannot assure you that our submissions will not be found by CMS to be incomplete or incorrect.
Our failure to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program and other governmental programs could negatively impact our financial results. CMS issued a final regulation, which became effective in April 2016, to implement the changes to the Medicaid Drug Rebate Program under the Affordable Care Act. In December 2020, CMS issued a final regulation that modified prior Medicaid Drug Rebate Program regulations to permit reporting multiple best price figures with regard to value-based purchasing arrangements (beginning in 2022); and provided definitions for “line extension,” “new formulation,” and related terms, with the practical effect of expanding the scope of drugs considered to be line extensions that are subject to an alternative rebate formula (beginning in 2022). Regulatory and legislative changes, and judicial rulings relating to the Medicaid Drug Rebate Program and related policies (including coverage expansion), have increased and will continue to increase our costs and the complexity of compliance, have been and will continue to be time-consuming to implement, and could have a material adverse effect on our results of operations, particularly if CMS or another agency challenges the approach we take in our implementation.
The HRSA issued a final regulation regarding the calculation of the 340B ceiling price and the imposition of civil monetary penalties on manufacturers that knowingly and intentionally overcharge covered entities, which became effective in January 2019. Implementation of this regulation could affect our obligations and potential liability under the 340B program in ways we cannot anticipate. We are also required to report the 340B ceiling prices for our covered outpatient drugs to HRSA, which then publishes them to 340B covered entities. Any charge by HRSA that we have violated this regulation or other requirements of the program could negatively impact our financial results. Moreover, HRSA newly established an administrative dispute resolution, or ADR, process under a final regulation effective January 2021, for claims by covered entities that a manufacturer engaged in overcharging, including claims that a manufacturer limited the ability of a covered entity to purchase the manufacturer’s drugs at the 340B ceiling price, and by manufacturers that a covered entity violated the prohibitions against diversion or duplicate discounts. Such claims are to be resolved through an ADR panel of government officials rendering a decision that could be appealed only in federal court. This ADR regulation has been challenged in separate litigation instituted by PhRMA and by pharmaceutical manufacturers in multiple federal courts. Under the ADR final rule which became effective in January 2021, an ADR proceeding could potentially subject us to discovery by covered entities and other onerous procedural requirements and could result in additional liability. HRSA could also decide to terminate a manufacturer’s agreement to participate in the 340B program for a violation of that agreement or other good cause shown, in which case the manufacturer’s covered outpatient drugs may no longer be eligible for federal payment under the Medicaid or Medicare Part B program. In November 2022, HRSA issued a proposed rule to revise the ADR procedures contained in its January 2021 final regulation for disputes arising under the 340B drug pricing program between covered entities and manufacturers.

Further, legislation may be introduced that, if passed, would, among other things, further expand the 340B program to additional covered entities or would require participating manufacturers to agree to provide 340B discounted pricing on drugs used in an inpatient setting, and any additional future changes to the definition of average manufacturer price or the Medicaid rebate amount could affect our 340B ceiling price calculations and negatively impact our results of operations. Additionally, certain pharmaceutical manufacturers are involved in ongoing litigation regarding contract pharmacy arrangements under the 340B Program. The outcome of those judicial proceedings and the potential impact on the way in which manufacturers extend discounts to covered entities through contract pharmacies remain uncertain.
We have obligations to report the average sales price for certain of our drugs to the Medicare program. Statutory or regulatory changes or CMS guidance could affect the average sales price calculations for our products and the resulting Medicare payment rate, and could negatively impact our results of operations.
Pursuant to applicable law, knowing provision of false information in connection with price reporting under the U.S. Department of Veterans Affairs, FSS or Tricare Retail Pharmacy, or Tricare, programs can subject a manufacturer to civil monetary penalties. These program obligations also contain extensive disclosure and certification requirements. If we overcharge the government in connection with our arrangements with FSS or Tricare, we are required to refund the difference to the government. Failure to make necessary disclosures and/or to identify contract overcharges can result in allegations against us under the False Claims Act and other laws and regulations. Unexpected refunds to the government, and responding to a government investigation or enforcement action, would be expensive and time-consuming, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
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
On July 15, 2021, MorphoSys completed its acquisition of Constellation, adding two clinical stage assets pelabresib and tulmimetostat (CPI-0209) to its pipeline. We may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition, including the Constellation acquisition, that delays or prevents us from realizing their expected benefits or enhancing our business. When acquiring businesses with promising products or technologies, we may not be able to realize the benefit of acquiring such businesses if, for instance, we are unable to successfully integrate them with our existing operations and company culture. We cannot assure you that, following any such acquisition, including the Constellation acquisition, we will achieve the expected synergies to justify the transaction. If we are unsuccessful in realizing any of the benefits following an acquisition, we may incur impairment charges in respect of the assets acquired, which could adversely affect our results of operations.
A “risk run” in the fall of 2021 identified a short-term, moderate organizational risk related to the operational integration of Constellation into the MorphoSys Group. Should MorphoSys be unable to integrate the acquired company into the Group’s structures and processes within a reasonable period of time, there is a risk that potential synergies may fail to be realized as planned. This risk also includes the potential departure of employees in key positions with specific background knowledge. To mitigate this risk, a project team has been formed consisting of experienced Constellation and MorphoSys employees from various departments that is focused on key aspects of the integration. By the end of the 2022 financial year, significant progress had already been made in integrating the companies’ operations. A global operating model was rolled out to manage major functions across locations and facilitate the business and decision-making processes. While the measures taken have greatly reduced integration risk, a financial risk exists that potential synergies will not be leveraged as planned.
We are subject to currency exchange rate fluctuations.
Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the U.S. dollar and the euro. Our functional currency is the euro and a substantial proportion of our revenues and operating expenses is paid in U.S. Dollars. We also receive payments from our collaboration partners in U.S. dollars and we regularly acquire services, consumables and materials in U.S. dollars. As a result, our business may be affected by fluctuations in foreign exchange rates between the euro and the U.S. dollar, which may also have a significant impact on our reported results of operations and cash flows from period to period.
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
Based on the current composition of our income and valuation of our assets, we believe it is possible that we could be treated as a PFIC for the 2022 taxable year, and we may also be treated as a PFIC in any future taxable year. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change. In particular, the total value of our assets for purposes of the asset test generally will be calculated taking into account the market price of our ADSs or ordinary shares, which may fluctuate considerably. Fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position.
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
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023.
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
The ongoing Russian war against Ukraine adds uncertainty, continuing to take a strong human and economic toll in the two countries at war and beyond, particularly in Europe.
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
Principal Capital Expenditures:
In the years ended December 31, 2022, 2021 and 2020, our expenditures for property, plant and equipment were € 1.9 million, € 3.7 million, and € 4.3 million, respectively. In the years ended December 31, 2022, 2021 and 2020, our expenditures for intangible assets were € 13.3 million, € 22.5 million, and € 44.9 million, respectively.
In the course of the acquisition of Constellation in 2021, MorphoSys acquired € 719.4 million in intangible assets and € 1.6 million in property, plant and equipment.
For our commitments for capital expenditures, we refer to Item 5.B.

B.Business Overview
We are a commercial-stage biopharmaceutical company devoted to the development and commercialization of innovative therapies for patients, with a focus on cancer. We have a broad pipeline in which we invest in and develop product candidates primarily in the hematology/oncology area. In 2022, we focused on commercializing our marketed product and in advancing product candidates at various stages of development. We believe the product candidates in our pipeline have the potential to treat serious diseases and improve the lives of patients.

Our most advanced clinical programs include:
•Tafasitamab – is a humanized Fc-modified CD19 targeting immunotherapy. CD19 is a target for the treatment of B-cell malignancies, including DLBCL, r/r follicular lymphoma, or r/r FL, and r/r marginal zone lymphoma, or r/r MZL.
•Pelabresib (CPI-0610) – is a small molecule designed to promote anti-tumor activity by selectively inhibiting the function of BET proteins to decrease the expression of abnormally expressed genes in cancer.
•Tulmimetostat (CPI-0209) – is a small molecule designed to promote anti-tumor activity by inhibiting EZH2 and EZH1, both enzymes being involved in suppression of target gene expression.

The following programs, among others, are being further developed by MorphoSys' partners:
•Ianalumab (VAY736) – a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade.
•Abelacimab (MAA868) – an antibody directed against Factor XI.
•Setrusumab (BPS804) – an antibody directed against sclerostin.
•Felzartamab – a therapeutic human monoclonal antibody directed against CD38.
•MOR210/TJ210/HIB210 – a human antibody directed against C5aR1, the receptor of the complement factor C5a.
As a fully integrated biopharmaceutical company, we are committed to generating new therapeutics and developing them into products that address significant unmet medical needs. We also are highly focused on successfully commercializing our marketed products.
We have an internationally trained, multi-cultural team, including a translational research and development team of scientists, clinicians and support staff. Our management team and senior experts have deep experience and capabilities in biology, chemistry, product discovery, clinical development and commercialization.
Our Strengths
We believe our core strengths include:
Pelabresib, an investigational BET inhibitor, has great potential to enhance the standard care for myelofibrosis. Phase 2 results suggest that pelabresib in combination with ruxolitinib may provide prolonged improvement in both spleen size and symptom severity at and beyond 24 weeks in myelofibrosis patients who had never received a JAK inhibitor. Pelabresib is being explored in a Phase 3 study, MANIFEST-2, as a first-line treatment for patients with myelofibrosis, with topline data from the trial expected in early 2024.
Our first marketed product, Monjuvi® (tafasitamab-cxix), where we continue to drive the commercialization and ensure awareness and use of Monjuvi for appropriate patients with r/r DLBCL. We, with our partner Incyte, are investigating tafasitamab for the treatment of hematological malignancies and in combination with various other therapies.
Tulmimetostat is an investigational next-generation selective dual inhibitor of EZH2 and EZH1 designed to improve on first generation EZH2 inhibitors through increased potency, longer residence time on target and a longer half-life. Initial data from a Phase 1/2 basket study showed encouraging patient response rates to monotherapy treatment with tulmimetostat, across different tumor types, despite having received many prior therapies.
Our strong balance sheet, which allows us to fund our strategic priorities.
A broad intellectual property portfolio protecting products and product candidates as well as our technology platforms.
Our experienced management team comprised of industry leaders in corporate management, translational research, clinical development, business development, and licensing & commercialization.
Our Strategy
We are focused on the development and commercialization of innovative therapies to offer additional treatment options for patients where there is a significant unmet need. Our own development activities are mainly focused on the hematology/oncology area.
We have defined our strategic value drivers:
•advance the proprietary clinical development of pelabresib and tulmimetostat (CPI-0209) as well as explore tafasitamab’s potential use in additional disease indications
•drive sales of Monjuvi in the U.S. with commercialization led by the Company’s own capabilities and its partner Incyte
To be successful, MorphoSys must rapidly develop new therapies with first-in-class and/or best-in-class potential and make them available to patients. In order to accomplish this, MorphoSys plans to prioritize its capital allocation to late-stage clinical studies.

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
Tafasitamab
Overview
Tafasitamab (formerly known as MOR208, XmAb5574) is a humanized Fc-modified CD19 targeting immunotherapy. CD19 is selectively expressed on the surface of B-cells, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth. CD19 is a potential target structure for the treatment of B-cell malignancies.
We are developing tafasitamab pursuant to a collaboration and license agreement that we entered into in June 2010 with Xencor. For more information on this agreement, refer to Collaboration and License Agreements—Collaboration and License Agreement with Xencor.
In addition, at the beginning of 2020, we signed a global collaboration and license agreement to further develop and commercialize tafasitamab granting Incyte U.S. co-commercialization and ex-U.S. commercialization rights for tafasitamab. Under the terms of the agreement, we and Incyte are responsible for the further clinical development of tafasitamab. For more information on this agreement, refer to Collaboration and License Agreements—Collaboration and License Agreement with Incyte.
We are currently further investigating tafasitamab for the treatment of various B-cell malignancies, namely first-line DLBCL, r/r follicular lymphoma (r/r FL), and r/r marginal zone lymphoma (r/r MZL).
Treatment of B-Cell Malignancies and DLBCL
B-cell malignancies comprise a heterogeneous group of malignancies, such as Non-Hodgkin’s Lymphoma, or NHL, including DLBCL, and leukemias such as acute lymphoblastic leukemia (B-ALL).
Lymphomas collectively represent approximately 5% of all cancers diagnosed in the United States. This group of NHL diseases is the most prevalent of all lymphoproliferative diseases. According to the National Cancer Institute, there were an estimated 80,470 new cases in the United States in 2022 and an estimated 20,250 deaths due to this disease (“Cancer Stat Facts 2022: Non-Hodgkin’s Lymphoma”). DLBCL is the most common type of NHL in adults and accounts for approximately one-third of all NHL cases globally. The current first-line treatment of B-cell lymphomas, including DLBCL, most commonly consists of a combination chemotherapy regimen plus the antibody rituximab, also referred to commonly as R-CHOP (R, rituximab; CHOP, cyclophosphamide, doxorubicin, vincristine, and prednisone). Yet, despite the therapeutic success of frontline R-CHOP in DLBCL, up to 40% of patients either do not respond to the treatment (are refractory) or relapse after initial treatment with fast disease progression. The market research and consulting firm GlobalData expects the therapeutic market (7MM: US, France, Germany, Italy, Spain, UK, Japan) for non-Hodgkin’s lymphoma (NHL) to reach approximately € 8 billion (approximately US$ 9 billion) in 2024 (report “B-cell NHL: Opportunity Analysis 2017–2027”).
First-line treatment of DLBCL most commonly consists of a combination chemotherapy regimen plus rituximab, also referred to as R-CHOP (R, rituximab; CHOP, cyclophosphamide, doxorubicin, vincristine and the corticosteroid prednisone). Most recently, polatuzumab in combination with rituximab, cyclophosphamide, doxorubicin, and prednisone (Pola-R-CHP) has received approval for first-line treatment of DLBCL from European Commission (May 25, 2022), as well as approval in Japan.
There is a scientific rationale for combining a CD20-targeting therapy such as rituximab with a CD19-targeting antibody to treat first-line patients. For r/r patients after R-CHOP treatment, there is a rationale for replacing a CD20-targeting approach with a CD19-targeting approach. First of all, CD19 has been shown to be expressed earlier and more broadly during B-cell development than CD20. Secondly, in clinical practice, an anti-CD20 approach is often applied by physicians in the r/r setting, even though patients relapsed on a prior therapy containing an anti-CD20 antibody. In fact, anti-CD20 therapy is recommended in all lines of treatment of DLBCL (NCCN Clinical Practice Guidelines). In DLBCL, despite the therapeutic success of first-line R-CHOP, up to 40% of patients become refractory to or relapse after initial treatment, with fast progression of disease.
DLBCL patients who are refractory or have relapsed after R-CHOP, have a poor prognosis and few therapeutic options. In second-line after R-CHOP treatment, the goal is to achieve a second remission by an alternative salvage chemotherapy regimen (e.g., DHAP, ICE, GDP with or without rituximab). In responding patients who are candidates for autologous stem cell transplant (ASCT;~50%), subsequent high-dose chemotherapy (HDC) with ASCT may be performed as a potentially curative treatment. In non-transplant candidates (e.g., based on comorbidities or older age), less aggressive treatments are recommended (e.g., bendamustine-rituximab, gemcitabine-oxaliplatin, lenalidomide, with or without rituximab). Polatuzumab (Polivy® polatuzumab vedotin-piiq) in combination with bendamustine and rituximab is approved by the European Commission in second-line while it is FDA approved after at least two prior therapies. In 2022, two CD-19-directed chimeric antigen receptor-T cell (CAR-T) therapies were approved - Yescarta® (axicabtagene iloleucel) and Breyanzi® (lisocabtagene maraleucel) - after one line of treatment of DLBCL. In third- and subsequent therapy lines, other chemotherapies such as pixantrone or non-cross-reacting combination chemotherapy regimens may be used. In certain circumstances, brentuximab vedotin for CD30+ disease, ibrutinib or lenalidomide in non-GCB-DLBCL may be useful. With Kymriah® (tisagenlecleucel) there is a third CAR-T therapy approved after two or more lines of therapy for the treatment of r/r DLBCL. It remains to be seen, however, what proportion of r/r DLBCL patients will be considered to be eligible for such therapies and how broadly such therapies will be available in the foreseeable future..
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
Tafasitamab binds to the CD19 antigen, which is broadly and homogeneously expressed across various B-cell derived blood cancers. According to preclinical findings, CD19 can enhance B-cell receptor signaling, which is important for B-cell survival, and is considered an important therapeutic target for the treatment of B-cell-related lymphomas and leukemias.
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

We believe that Monjuvi in combination with lenalidomid offers a differentiated therapeutic approach in DLBCL. For r/r DLBCL patients who are ineligible for or not willing to undergo HDC and ASCT, for whom available treatment options are limited.
Development of Tafasitamab up to the Regulatory Approvals of Monjuvi® and Minjuvi® and Further Regulatory Progress
Tafasitamab is being investigated in several clinical trials in combination with other therapies.
The L-MIND study was a Phase 2 trial initiated in April 2016 to evaluate tafasitamab in combination with lenalidomide in patients suffering from r/r DLBCL.
The RE-MIND study was a retrospective observational matched control cohort, designed to compare the effectiveness of lenalidomide monotherapy based on real-world patient data with the efficacy outcomes of the tafasitamab-lenalidomide combination in our L-MIND trial.

The RE-MIND2 study was another observational, retrospective cohort study that compared outcomes with those from the L-MIND study for autologous stem cell transplant (ASCT)-ineligible patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), who are treated with therapies recommended by the National Comprehensive Cancer Network/European Society for Medical Oncology (NCCN/ESMO).
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
MorphoSys and Incyte share global development rights to tafasitamab, with Incyte having exclusive commercialization rights to tafasitamab outside the United States. Tafasitamab is co-marketed by Incyte and MorphoSys in the United States under the trade name Monjuvi and by Incyte in Europe, Canada and other jurisdictions under the trade name Minjuvi.
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
On March 22, 2022, we and Incyte announced that the Swiss agency for therapeutic products (Swissmedic) had granted temporary approval for Minjuvi (tafasitamab) in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), after at least one prior line of systemic therapy including an anti-CD20 antibody, who are not eligible for autologous stem cell transplant (ASCT). Incyte holds exclusive commercialization rights for Minjuvi in Switzerland.
Ongoing Clinical Combination Trials with Tafasitamab
The clinical development of tafasitamab is focused on non-Hodgkin’s lymphoma (NHL). Treatment options for patients with r/r DLBCL who are not candidates for HDC and ASCT were limited prior to the U.S. approval of tafasitamab.
MorphoSys regards the treatment of first-line patients as the main future growth opportunity for tafasitamab and had started clinical studies (frontMIND and firstMIND) that may support the potential use of tafasitamab in the first-line treatment of DLBCL. Tafasitamab is also being examined with inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) and r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL).
More details on each study are given below:
frontMIND: In addition to clinical development in r/r DLBCL, on May 11, 2021 we announced that the first patient had been dosed in frontMIND, a pivotal Phase 3 trial of tafasitamab in first-line DLBCL: frontMIND is evaluating tafasitamab and lenalidomide in combination with R-CHOP compared to R-CHOP alone as first-line treatment for high-intermediate and high-risk patients with untreated DLBCL. The study is planned to enroll approximately 880 patients. Topline data from the trial are expected in the second half of 2025.
firstMIND: The study included patients with newly diagnosed DLBCL and paved the way for the frontMIND study. On December 10, 2022, we presented updated tafasitamab results from the firstMIND trial at ASH 2022. The final analysis from this Phase 1b trial showed no new safety signals and provided additional information on progression-free and overall survival at 24 months for patients with newly diagnosed diffuse large B-cell lymphoma treated with tafasitamab plus lenalidomide and R-CHOP. The Phase 1b study firstMIND is an open-label, randomized safety study combining tafasitamab or tafasitamab plus lenalidomide with standard R-CHOP for patients with newly diagnosed DLBCL. Additional analyses highlighted the prognostic potential of sensitive circulating tumor (ct) DNA minimal residual disease (MRD) assays in patients with DLBCL after first-line therapy.

The final analysis of firstMIND demonstrated an overall response rate at the end of treatment of 75.8% for patients treated with tafasitamab plus R-CHOP (n=33) and 81.8% for patients treated with tafasitamab, lenalidomide, and R-CHOP (n=33). In the tafasitamab, lenalidomide, and R-CHOP arm, 24-month progression-free survival (PFS) and overall survival (OS) rates were 76.8% and 93.8%, respectively. PFS and OS rates were 73.6% and 95.2%, respectively, for patients with high-intermediate to high-risk DLBCL (International Prognostic Index [IPI] 3–5) treated with tafasitamab, lenalidomide, and R-CHOP (n=22). Improved PFS was observed in MRD-negative patients compared with MRD-positive patients. The most common hematological treatment emergent adverse events in both patients treated with tafasitamab plus R-CHOP and patients treated with tafasitamab, lenalidomide, and R-CHOP were neutropenia (60.6% and 84.8%, respectively), anemia (51.5% and 60.6%), thrombocytopenia (21.2% and 42.4%), and leukopenia (30.3% and 27.3%), respectively. Rates of febrile neutropenia were equal (18.2%) in both arms. Non-hematological adverse events were well balanced between arms and were mostly grades 1 and 2. No unexpected toxicities or new safety signals were identified in the final analysis.
A second poster presentation and an oral presentation both demonstrated the potential of sensitive ctDNA MRD assays to predict PFS outcomes following first-line treatment in patients with DLBCL. In the poster presentation, negative MRD as detected by next-generation sequencing detection of ctDNA after treatment with tafasitamab in combination with lenalidomide and R-CHOP in the firstMIND study was associated with a significant improvement in PFS (p=0.008). One of 12 patients who were MRD-negative after treatment had developed disease progression by the time of data cutoff, when all patients had completed 18 months of post-treatment follow-up. The oral presentation highlighted the prognostic utility of sensitive ctDNA MRD assays in a meta-analysis of five prospective studies of first-line treatment regimens for large B-cell lymphomas. Achievement of MRD negativity after any of the first three cycles of treatment was strongly prognostic for PFS (p=0.0003), and failure to achieve MRD negativity by the end of treatment was associated with the highest risk for progression. Detection of ctDNA MRD at levels below 1 in 10,000 (0.01%) was essential to achieve 99% sensitivity.
Additionally, Incyte is responsible for conducting inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) and r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL). On April 19, 2021, we and Incyte announced that the first patient had been dosed in the Phase 3 inMIND study. The inMIND study evaluates whether tafasitamab and lenalidomide as an add-on to rituximab provides improved clinical benefit compared with lenalidomide alone as an add-on to rituximab in patients with r/r follicular lymphoma (FL) or r/r marginal zone lymphoma (MZL). The study is expected to enroll a total of over 600 patients. The primary endpoint of the study is PFS in the FL population, and the key secondary endpoints are PFS and OS in the overall population as well as PET-CR at the end of treatment in the FL population. According to the latest update at the J.P. Morgan Healthcare Conference in January 2023, topline data is now expected in 2024.
L-MIND: In September 2022, we presented new data during the Annual Meeting of the Society of Hematologic Oncology (SOHO 2022) from the ongoing L-MIND study showing that tafasitamab plus lenalidomide followed by tafasitamab monotherapy provided long-term efficacy in patients with r/r DLBCL treated for at least two years, including six patients on treatment for five years or more. Additionally, the frequency of adverse events declined after patients transitioned from combination therapy to monotherapy. The new results, based on a February 15, 2022, data cutoff, show that 27 of 80 patients (34%) had undergone treatment for at least two years, with a median duration of treatment of 4.3 years. Of those 27, 23 patients were alive at data cutoff, and 13 remained on treatment, including six who were on treatment for at least five years. A complete response was observed in 23 of the 27 patients, including four who were refractory to their primary therapy. A partial response was seen in four patients, two of whom were still on treatment at data cutoff. The majority of adverse events were grade 1 or 2 during both combination and monotherapy treatment. Patients experienced a lower frequency of all-grade and grade 3 or higher adverse events during monotherapy. The most common adverse events with combination therapy were neutropenia (incidence per person per year, all-grade/grade ≥3: 3.87/1.91) and diarrhea (1.04/0.04), which declined after patients switched to monotherapy (all-grade/grade ≥3: 0.87/0.45 and 0.32/0.00, respectively, in the first year of monotherapy). Neutropenia and diarrhea remained the most common adverse events in the first two years of monotherapy.
B-MIND: The Phase 2/3 study B-MIND is evaluating the safety and efficacy of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for HDC and ASCT. The study has been fully recruited as of June 2021. The regulatory significance of the B-MIND study has decreased as only long-term safety data for B-MIND are required by the EMA as an obligation for the conditional marketing authorization. As such, all final analyses of primary and secondary endpoints will be performed in mid-2024.
topMIND: The topMIND trial was initiated in late 2021 and is sponsored by Incyte. It evaluates whether tafasitamab and parsaclisib can be safely combined at the recommended Phase 2 dose and dosing regimen that was established for each of the two compounds as a treatment option for adult participants with r/r B-cell malignancies. The primary outcomes will be the number of treatment emergent adverse events (TEAEs) and incidence of dose-limiting toxicities. Key secondary objectives include ORR and various PK measures. In August 2022, it has been decided to not continue the development of this combination therapy in NHL/CLL due to emerging additional regulatory requirements and the changing treatment landscape in these therapeutic areas.

In May 2022, Xencor announced the start of a Phase 2 combination study of the CD3xCD20 bispecific antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. Plamotamab is a tumor-targeted bispecific antibody that contains both a CD20 binding domain and a cytotoxic T-cell binding domain (CD3). In January 2023, Xencor announced that the company is winding down and ending enrollment in the Phase 2 study due to challenges with patient accrual in lymphoma.
In June 2022, Pfizer, Incyte, and MorphoSys announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s TTI-622, a novel SIRPα-Fc fusion protein, and Monjuvi (tafasitamab-cxix) plus lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT). Preclinical data from MorphoSys has shown a strong synergy of Monjuvi and anti-CD47 antibodies in in vitro and in vivo lymphoma models, providing scientific rationale for investigating this combination in clinical trials. Under the terms of the agreement, Pfizer will initiate a multicenter, international Phase 1b/2 study of TTI-622 with Monjuvi and lenalidomide. MorphoSys and Incyte will provide Monjuvi for the study. The study will be sponsored and funded by Pfizer and is planned to be conducted in North America, Europe, and Asia-Pacific.
In mid-2022, a first patient was treated in the MINDway study, a Phase 1b/2 study evaluating the safety of a modified dosing of tafasitamab in combination with lenalidomide in the same population as L-MIND to enable less frequent dosing in patients with r/r DLBCL.
Commercialization of Monjuvi®
Refer to section “U.S. Commercial Operations”
Pelabresib
Overview
Pelabresib (formerly known as CPI-0610; it was acquired through the Constellation acquisition) is an investigational selective small molecule BET inhibitor designed to promote anti-tumor activity by specifically inhibiting the function of BET proteins.
BET proteins are epigenetic readers that turn on specific genes by binding unique regions of the genome through their ability to read specific chemical tags on chromatin. In some instances, BET proteins turn on genes that are abnormally expressed in a variety of human cancers. BET inhibitors have the potential to downregulate the expression of oncogenes, which are key genes that have the potential to cause cancer, such as MYC or NF-κB target genes, and effectively kill many cancer cell lines in in vitro models. These observations resulted in the generation and clinical investigation of BET inhibitors in several cancer subtypes. Preclinical activity was observed in cancer subtypes that are driven by NF-κB signaling.
A combination of Constellation's preclinical studies, as well as translational insights from the first-in-human study of pelabresib, led to prioritizing the clinical development of pelabresib in patients with myelofibrosis (MF).
We are currently conducting two clinical trials of pelabresib in patients with MF - the Phase 2 MANIFEST trial and the Phase 3 MANIFEST-2 trial. Following the acquisition of Constellation, we took measures to optimize the design and that are intended to improve the speed of enrollment of the MANIFEST-2 trial.
The FDA granted pelabresib Fast Track Designation in October 2018 for the treatment of myelofibrosis (MF). The FDA grants Fast Track designation to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases and fill unmet medical needs. A drug that receives Fast Track designation is eligible for more frequent meetings with the FDA to discuss the drug’s development plan and ensure collection of appropriate data needed to support drug approval, more frequent written communication about the design of the proposed clinical trials and use of biomarkers, eligibility for accelerated approval and priority review, and rolling review. The FDA and the European Commission also granted orphan drug designation to pelabresib for the treatment of myelofibrosis in November 2019 and February 2020 respectively.
Description of Myelofibrosis and Current Treatment

MF is a form of bone marrow cancer that disrupts the body's normal production of blood cells. It causes fibrosis (scarring) of the bone marrow that may lead to severe anemia as well as thrombocytopenia. Patients suffering from MF can have enlarged spleens as well as many other physical symptoms, including abdominal discomfort, bone pain and extreme fatigue.
Approximately 4–6 per 100,000 people in the U.S. are diagnosed with MF, most of whom are intermediate- or high-risk patients. There are limited treatment options for patients with MF. We believe there are approximately 18,000 intermediate- or high-risk MF patients in the United States that are eligible for systemic treatment, including ruxolitinib. Incyte, which markets ruxolitinib (Jakafi®), has estimated that about half of these eligible patients in the United States receive treatment with ruxolitinib.

Currently the JAK inhibitors ruxolitinib, fedratinib and pacritinib are the only approved products for MF, and there are no approved products for patients whose MF progresses after treatment with these products. Ruxolitinib and Fedratinib are the standard of care for patients with intermediate to high risk MF with platelet count over 50 x 10*9/L, while pacritinib has been approved for patients with intermediate to high risk MF with platelet count below 50 x10*9/L. Ruxolitinib inhibits dysregulated janus kinase 1 and 2 (collectively referred to herein as “JAK”), signaling that is associated with MF. Ruxolitinib treatment leads to spleen volume reduction and symptom improvement in patients with MF. However, its side effects include anemia and thromobocytopenia. Fedratinib, is a JAK2 inhibitor, and has similar efficacy and its side effects include both anemia and thrombocytopenia. The SIMPLIFY-1 study is a Phase 3 trial of momelotinib, a JAK1/2 inhibitor, versus ruxolitinib in JAK-naïve patients with MF. Ruxolitinib has not been shown to significantly reverse bone marrow fibrosis, a condition that has been documented as a primary cause of morbidity and mortality in MF. Many patients may not tolerate treatment with, or will have an insufficient response to, ruxolitinib. Patients generally have a poor survival prognosis following discontinuation of therapy with ruxolitinib. Current approved drugs for the treatment of patients experiencing MF offer symptomatic improvement and better treatment options are needed.
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
In addition, BET proteins promote the generation of megakaryocytes from hematopoietic stem cells. Hematopoietic stem cells have mutation(s) leading to aberrant, highly proliferative, megakaryocytes, key driver of MF. The megakaryocytes produce inflammatory molecules responsible for fibrosis via the excessive deposition of collagen, which scars the bone marrow and replaces hematopoietic cells. In response, the hematopoietic cells migrate to the spleen (liver and lung to a lesser extend), which is called extramedullary hematopoesis. The spleen gets enlarged and sometimes becomes dysfunctional. The extramedullary hematopoiesis is often not able to fully compensate for the loss of bone marrow hematopoiesis, leading to cytopenia. Additionally, compromised erythroid differentiation (the process by which immature bone marrow derived cells specialize and become red blood cells) leads to anemia in patients with MF.
By blocking BET protein function with pelabresib, we believe that we promote erythroid cell differentiation which may result in improved hemoglobin levels and ameliorate anemia in patients with MF. As the result of the effect on both erythroid and megakaryocyte differentiation, we believe that pelabresib has the potential to improve the health of the bone marrow of patients with MF.
Development of Pelabresib
Results from preclinical studies, as well as translational insights from the first-in-human study of pelabresib, led to prioritizing the clinical development of pelabresib in MF. There are currently two ongoing trials evaluating pelabresib in this indication, the Phase 2 MANIFEST trial and the Phase 3 MANIFEST-2 trial.
Active Clinical Trials
MANIFEST: The MANIFEST is a global, multicenter, open-label Phase 2 study that evaluates pelabresib as monotherapy or in combination with ruxolitinib (marketed as Jakafi/Jakavi), the current standard of care. In Arm 3 of this study, pelabresib is being evaluated in combination with ruxolitinib in JAK-inhibitor-naïve MF patients, with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) after 24 weeks of treatment. Pelabresib is also being evaluated in a second-line setting (2L) either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1), or as add-on therapy to ruxolitinib in patients with a suboptimal response to ruxolitinib or MF progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with an SVR35 after 24 weeks of treatment. In Arm 4 of this study, pelabresib is being evaluated as monotherapy in high-risk patients with essential thrombocythemia (ET) who are resistant or intolerant to hydroxyurea (HU).
In December 2021, updated data from MANIFEST were presented at the 2021 ASH Annual Meeting. At this meeting, the latest interim data from Arm 3 of MANIFEST evaluating pelabresib as a first-line combination with ruxolitinib for patients with MF who had not previously been treated with a JAK inhibitor (JAK inhibitor-naïve) were presented. As of September 10, 2021, the data cutoff, a total of 84 JAK inhibitor-naïve patients had been enrolled in Arm 3 and received the combination. Based on the interim data, 68% (n=57) of patients treated with the combination achieved an SVR35 response at week 24 and 60% (n=47) had SVR35 response at week 48. Most patients also saw their symptoms reduced, with 56% (n = 46) achieving TSS50 from baseline at week 24. At the time of the data cutoff, 53 patients (63% of the 84 patients) were still on treatment. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (12%, grade 3/4) and anemia (34%, grade 3/4). Non-hematological events included dyspnea (5%, grade 3) and respiratory tract infections (8%, grade 3/4).
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
Additionally, analyses from an exploratory endpoint presented at ASH 2021 showed a reduction of megakaryocyte clustering in bone marrow and correlation with spleen volume reduction. Megakaryocytes are the cells in the bone marrow responsible for making platelets, and the clustering of these cells are one of the signs of myelofibrosis. The exploratory data, which require further evaluation and confirmation, suggest the potential pelabresib may have in changing the course of myelofibrosis treatment, if approved.
In June 2022, MorphoSys presented data from multiple analyses of the ongoing MANIFEST study during oral and poster sessions at the European Hematology Association 2022 (EHA 2022) Hybrid Congress. A study was presented in an oral session that analyzed cells derived from blood of patients who enrolled in the MANIFEST trial and from healthy volunteers. The findings indicated that pelabresib alone or in combination with the JAK inhibitor ruxolitinib may have the potential to improve the typical imbalance in the two white blood cell populations, the myeloid and lymphoid cells, and help restore normal blood cell development. These improvements also correlated with decreases in spleen volume, a key clinical measure of treatment success. Additionally, pelabresib alone or in combination decreased pro-inflammatory and pro-fibrotic signaling in monocytes, suggested a potential attenuation of disease processes.
A second oral presentation highlighted positive interim data from the MANIFEST trial regarding the safety and efficacy of pelabresib in combination with ruxolitinib in patients who were not previously treated with a JAK inhibitor and in those with suboptimal response to ruxolitinib. The findings showed that the combination led to reductions in spleen volume and symptom burden, with disease-modifying activity as measured by reduced levels of pro-inflammatory cytokines and improved bone marrow morphology. Over two-thirds (68%; n=57) of JAK inhibitor-naïve patients treated with the combination achieved at least a 35% reduction in spleen volume (SVR35) from baseline at week 24. Notably, 80% of patients achieved SVR35 at any time on study. Most patients also saw their symptoms reduced, with 56% (n=46) achieving at least a 50% reduction in total symptom score (TSS50) from baseline at week 24. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (12%, grade 3/4) and anemia (34%, grade 3/4). Non-hematological events included dyspnea (5%, grade 3) and respiratory tract infections (8%, grade 3/4).
In a poster presentation at EHA 2022, matching-adjusted indirect comparisons were used to compare findings for the combination of pelabresib plus ruxolitinib in treatment-naïve patients with intermediate- or high-risk disease in one arm of the MANIFEST trial with findings from historical clinical trials examining the use of JAK inhibitor monotherapy in myelofibrosis. Adjusting for cross-trial differences, the estimated response rate ratios favored the pelabresib combination over ruxolitinib, fedratinib, or momelotinib monotherapy for SVR35 and for TSS50, suggesting improved efficacy versus the JAK inhibitors alone.
On December 11, 2022, we presented new longer-term Phase 2 results on pelabresib in myelofibrosis from the ongoing MANIFEST study at ASH 2022. The latest analyses include longer-term data showing durable improvements in both spleen volume and symptom score beyond 24 weeks (data cutoff July 29, 2022), with pelabresib plus ruxolitinib in JAK inhibitor-naïve patients. Translational data from MANIFEST was also presented that indicated the association of biomarkers with potential disease-modifying activity of pelabresib.
At 24 weeks, 48, and 60, 68% (57/84), 61% (51/84), and 54% (45/84), respectively, of JAK inhibitor-naïve patients treated with pelabresib in combination with ruxolitinib achieved at least a 35% reduction in spleen volume (SVR35) from baseline. SVR35 was achieved by 80% of patients at any time on study. Also at 24 weeks, 56% (46/82) of patients had at least a 50% reduction in their total symptom score (TSS50) from baseline, suggesting a reduction in symptom burden. At 48 and 60 weeks, 44%

(36/82) and 43% (35/82) of patients, respectively, achieved TSS50. An exploratory analysis demonstrated that bone marrow fibrosis improved by one grade or more in 27% (17/63) of evaluable patients at week 24, and 59% of those patients maintained that improvement at week 48 or beyond. An improvement of one grade or more at any time was achieved by 40% of patients. The most common hematologic treatment-emergent adverse event (AE) of any grade was thrombocytopenia, which was reported in 55% (grade ≥3: 18%) of patients. Anemia was reported in 43% (grade ≥3: 34%) of patients. The most common (≥25%) nonhematologic treatment-emergent AEs of any grade were diarrhea (43%), respiratory tract infection (41%), asthenic conditions (38%), musculoskeletal pain (32%), constipation (30%), nausea (29%), dizziness (27%), and abdominal pain (26%).
In the MANIFEST study, changes in biomarkers correlated with improvements in clinical measures of treatment success (SVR35, TSS50, and hemoglobin increases indicative of improved anemia), suggesting a potential disease-modifying effect of pelabresib. Examined biomarkers included bone marrow scarring, known as fibrosis, and the frequency of a Janus Kinase 2 allele (V617F) that is known to drive disease activity. Across the three arms of MANIFEST, 40% (33/82) of patients who achieved SVR35 at week 24 also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Of TSS50 responders at week 24, 28% (28/100) also showed at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. And 29% (24/84) of patients who had hemoglobin improvements (any level of increase from baseline) also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. All patients who had clinical responses (SVR35, TSS50 and hemoglobin improvement) plus reduced variant allele frequency and improvement in bone marrow fibrosis were naïve to JAK inhibitors.
MANIFEST‑2: MANIFEST‑2, a global, double-blinded, randomized Phase 3 clinical study, is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post-polycythemia (post-PV) MF who have splenomegaly and symptoms requiring therapy. Since the acquisition of Constellation, MorphoSys has optimized the study’s design by increasing the number of trial participants to 400 patients. Measures have also been taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction with investigators, and expanding the number of countries and sites, as well as other measures. With these activities in place, MorphoSys expects to report primary analysis data from this study in early 2024.
Tulmimetostat (CPI-0209)
Overview
Tulmimetostat (formerly known as CPI‑0209; it was also acquired through the Constellation acquisition) is an investigational small-molecule, second-generation dual EZH2 and EZH1 inhibitor with an epigenetic mechanism of action that has been designed to achieve comprehensive target coverage through increased on-target residence time. Data from in vitro preclinical models of multiple cancer types suggested that tulmimetostat may bind to EZH2 more durably and with higher affinity than first-generation EZH2 inhibitors. Tulmimetostat was designed to eliminate auto-induction of metabolism, which has been an issue with other EZH2 inhibitors. A Phase 1/2 clinical trial of tulmimetostat is currently ongoing, with patients enrolling. The trial evaluates tulmimetostat as a monotherapy in patients with advanced solid tumors or lymphomas. In October 2022, preliminary results from this trial were presented at the ENA Symposium on Molecular Targets and Cancer.
Tulmimetostat - Potential Mechanism of Action
Historically, the primary focus of EZH2 as a drug target has been the role of EZH2 mutations or overexpression in cancer. We believe these genetically defined approaches to EZH2 inhibition may underestimate the broader therapeutic potential of the target in cancer. EZH2 genomic aberrations and overexpression are frequently associated with late-stage cancer and poor prognosis for a wide variety of cancers. Furthermore, EZH2 also synergizes with other cancer-promoting pathways, such as androgen receptor signaling and immune signaling. Therefore, we believe EZH2 inhibition may have the potential to enhance the effectiveness of existing cancer therapies.
EZH2 acts as an epigenetic writer and regulates gene expression by placing one or more methyl groups on a histone protein leading to the suppression of gene expression programs. While this effect of EZH2 on gene expression is a normal part of cellular development, some cancers depend on an altered pattern of gene expression and re-direct EZH2 to certain genes causing them to become abnormally repressed. Cancer cells with these aberrant gene expression programs may be more resistant to anti-cancer therapies. As a second generation EZH2 inhibitor, tulmimetostat also inhibits EZH1 that could partly compensate EZH2 inhibition as it has some overlapping activities with EZH2.
Abnormal EZH2 function has been implicated in cancer in a number of ways:
•Cancer genetics: mutations in the gene encoding EZH2 result in the altered enzymatic activity of EZH2, and cancer cells become dependent on this abnormal activity for tumor growth. Alternatively, mutations in other epigenetic regulators can change the gene expression pattern of cancer cells and indirectly create a dependence on EZH2 for cancer cell growth;
•Acquired drug resistance: therapeutic agents promote EZH2-mediated gene silencing that may lead to acquired resistance to these agents;
•Immune suppression: EZH2 mediates reprogramming of immune cells within the tumor, e.g., T cells, and tumor cells to create an immune-suppressive tumor microenvironment; and
•Oncogenic driver synergy: EZH2 suppresses the expression of certain gene sets and promotes tumor progression in the context of validated oncogenic drivers, such as the androgen receptor signaling pathway in prostate cancer. Combined inhibition of EZH2 and the oncogenic driver pathway may elicit a synergistic impact on tumor growth.
Development of Tulmimetostat
Active Clinical Trial
Phase 1/2 Trial in Solid Tumors
Patient enrollment in a Phase 1/2 clinical trial of tulmimetostat is ongoing. The Phase 1 portion of the trial evaluated tulmimetostat as a monotherapy in patients with advanced solid tumors or lymphomas. Patients are currently being dosed in the Phase 2 expansion cohorts in selected tumor indications (urothelial carcinoma or other ARID1A mutant advanced/metastatic solid tumors), ovarian clear-cell carcinoma (ARID1A mutant), endometrial carcinoma (ARID1A mutant), lymphoma, mesothelioma with BAP1 loss, and metastatic castration-resistant prostate cancer.
On October 27, 2022, we announced preliminary results from the ongoing Phase 1/2 study of the investigational EZH2 inhibitor tulmimetostat monotherapy in heavily pretreated patients with advanced cancers showing responses or disease stabilization in five cohorts with evaluable patients. The data was presented during poster sessions at the 34th Symposium on Molecular Targets and Cancer Therapeutics hosted by the European Organisation for Research and Treatment of Cancer (EORTC), the National Cancer Institute (NCI), and the American Association for Cancer Research (AACR) in Barcelona, Spain.
At data cutoff (July 16, 2022), 51 of 52 patients enrolled in the Phase 2 expansion phase of the trial had received at least one dose of tulmimetostat in the cohorts listed above. At trial entry, 51% of patients had been treated with at least three prior lines of therapy. Patients received oral tulmimetostat 350 mg once daily. Of the ten evaluable patients with ovarian clear-cell carcinoma, four had a partial response and three had stable disease. Of the eight evaluable patients with metastatic castration-resistant prostate cancer, five had stable disease. Of the four evaluable patients with endometrial carcinoma, two had partial responses, one of whom later achieved a complete response after data cutoff, and two had stable disease. Two of the three evaluable patients with peripheral T-cell lymphoma had complete responses. For the nine evaluable patients with mesothelioma, there were two partial responses and four disease stabilizations. Best responses were presented. The safety profile of tulmimetostat was consistent with the mechanism of action of EZH2 inhibition. The most frequent treatment-emergent adverse events (TEAEs) determined to be possibly related to tulmimetostat included thrombocytopenia (47.1%), diarrhea (37.3%), nausea (29.4%), anemia (27.5%), fatigue (25.5%), neutropenia (17.6%), dysgeusia (17.6%), alopecia (15.7%), and vomiting (15.7%). Treatment-emergent AEs led to dose reductions in 16 patients (31.4%) and to dose interruptions in 33 patients (64.7%). Seven patients (13.7%) discontinued treatment due to AEs.
Also presented at this conference were final results from the Phase 1 dose-escalation portion of the trial, in which 41 patients were treated with oral tulmimetostat ranging from 50 mg to 375 mg daily. At study entry, 15 patients had ARID1A alterations across multiple tumor types, and all patients with mesothelioma had BAP1 alterations. One dose-limiting toxicity of grade 4 thrombocytopenia was observed, which occurred at the highest dose. The disease control rate (complete and partial responses + disease stabilizations) at 375 mg was 66.7%. Disease control was noted across doses except at 137.5 mg. Three of six patients in the 100 mg cohort had disease stabilization. Of the seven patients in the 225 mg cohort, four had disease stabilization and one with BAP1loss mutated mesothelioma had a partial response. Another partial response was noted in 375 mg cohort in ARID1A-mutated endometrial carcinoma. These initial results supported patient selection based on ARID1Amut and BAP1loss in the ongoing Phase 2 expansion study.
Clinical Development by Partners
The most advanced programs being developed by partners are outlined below.
Ianalumab
Ianalumab (VAY736) is a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade that is being investigated by Novartis in multiple indications within the immunology and hematology field. Ianalumab is currently in Phase 3 clinical development in lupus nephritis (LN), Sjögren’s, systemic lupus erythematosus (SLE), immune thrombocytopenia (1L and 2L ITP), and warm autoimmune hemolytic anemia (wAIHA). Ianalumab is also in Phase 2 clinical development in autoimmune hepatitis (AIH). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
Abelacimab
Abelacimab (MAA868) is an antibody directed against Factor XI that is being investigated by Anthos Therapeutics in two complementary FDA fast track designated Phase 3 clinical studies in cancer-associated thrombosis (CAT) for the prevention of venous thromboembolism (VTE) and in one Phase 3 study in high-risk patients with atrial fibrillation (AF). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
Setrusumab
Setrusumab (BPS804/UX143) is an antibody directed against sclerostin that is currently being investigated by Ultragenyx and Mereo BioPharma in a Phase 2/3 clinical study for the treatment of osteogenesis imperfecta. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
Felzartamab
Felzartamab is a therapeutic human monoclonal antibody directed against CD38. Human Immunology Biosciences, Inc. (HI-Bio) obtained exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. During a transition phase MorphoSys is evaluating felzartamab for patients with two renal autoimmune diseases, anti-PLA2R antibody-positive membranous nephropathy (M-PLACE and New-PLACE trial) and immunoglobulin A nephropathy (IGNAZ trial) together with HI-Bio. I-Mab Biopharma holds the exclusive regional rights to develop and commercialize felzartamab in Greater China and is studying felzartamab in relapsed/refractory multiple myeloma. MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of felzartamab.
MOR210/TJ210/HIB210
MOR210/TJ210/HIB210 is a human antibody directed against C5aR1, the receptor of the complement factor C5a. HI-Bio obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. I-Mab Biopharma holds the exclusive rights for MOR210 in Greater China and South Korea and is currently investigating MOR210 for the treatment of relapsed or refractory advanced solid tumors (Phase 1). MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of MOR210/TJ210/HIB210.
Gantenerumab
Gantenerumab is a HuCAL antibody directed against amyloid beta (Aß) for the potential treatment of Alzheimer’s disease. Gantenerumab has been developed and studied by Roche in several clinical trials in patients with Alzheimer’s disease, including a Phase 3 development program consisting of two Phase 3 trials – GRADUATE 1 and GRADUATE 2 – evaluating the safety and efficacy of gantenerumab in people with mild cognitive impairment (MCI) due to Alzheimer’s and mild Alzheimer’s dementia over 27 months.
On November 14, 2022, Roche disclosed that the GRADUATE studies did not meet the primary endpoint of slowing clinical decline. As a consequence, Roche decided to discontinue all gantenerumab studies in early symptomatic Alzheimer's disease, as well as the SKYLINE study - a Phase 3 trial in secondary Alzheimer's disease prevention, which was initiated in March 2022.
Otilimab
Otilimab (formerly MOR103/GSK3196165) is a HuCAL-IgG1-antibody directed against granulocyte-macrophage colony-stimulating factor (GM-CSF). GSK acquired the rights to otilimab in June 2013.
In mid‑2019, GSK announced the initiation of a Phase 3 program in rheumatoid arthritis (RA) called ContRAst. The program included three pivotal studies and a long-term extension study evaluating the antibody in patients with moderate to severe RA. On October 27, 2022, GSK provided an update on the ContRAst Phase 3 program. ContRAst-1 and ContRAst-2 met their primary endpoints of a statistically significant ACR20 (American College of Rheumatology criteria) response versus placebo at week 12 in patients with inadequate response to methotrexate (ContRAst-1) and conventional synthetic or biologic disease-modifying antirheumatic drugs (DMARDs) (ContRAst-2). Data from ContRAst-3, the third trial in the program, did not demonstrate statistical significance on the primary endpoint of ACR20 response versus placebo at week 12 in patients with inadequate response to biologic DMARDs and/or Janus Kinase inhibitors. According to GSK, the limited efficacy demonstrated does not support a suitable benefit/risk profile for otilimab as a potential treatment to transform patient care for this difficult-to-treat population of RA patients. As a result, GSK has decided not to progress with regulatory submissions. GSK is planning to submit full results from the ContRAst Phase 3 program for publication in 2023.
Other Programs (Selection)
In addition to the late-stage partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development, amongst others, CMK389/NOV-8, bimagrumab, LKA651/NOV-9.
On December 6, 2022, MorphoSys’ fully owned subsidiary Constellation Pharmaceuticals, Inc. entered into a global licensing agreement with Novartis to research, develop, and commercialize its preclinical inhibitors of a novel cancer target. Under the terms of the agreement, Novartis will assume full responsibility for all subsequent research, development, and commercialization activities for the program. As part of the agreement, MorphoSys received an immediate upfront payment of US$ 23 million. On achievement of development, regulatory, and commercial milestones, MorphoSys will be eligible to receive milestone payments from Novartis in addition to mid-single to low-double-digit royalties on program net sales.
Collaboration and License Agreements
A core component of our business model is entering into collaboration and/or license agreements with leading global pharmaceutical and biotechnology companies to enable expanded development and commercialization of existing programs or gain access to external innovation via in-licensing. Many of these agreements are entered into in the ordinary course of our business and may or may not become significant or material to us, depending primarily on the development of the underlying product candidate(s).
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
Xencor already received an upfront payment of US$ 13.0 million (approximately € 10.5 million) and received US$ 65.5 million (approximately € 53.8 million) for development milestones under the Xencor Collaboration Agreement and is entitled to receive up to an additional US$ 236.5 million in aggregated milestone payments upon the achievement of certain development events including US$ 50 million in the aggregate with respect to sales of licensed antibody products. Furthermore, Xencor is also eligible to receive tiered royalty payments of tafasitamab in the mid single-digit to sub-teen double-digit percentage range based upon net sales of licensed antibody sold by us or our licensees. Our royalty obligations continue on country-by-country basis until the later to occur of the expiration of the last valid claim in the licensed patent covering tafasitamab in such country, or 11 years after the first sale thereof following marketing authorization in such country.
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
Collaboration and license agreement with Incyte
On January 13, 2020, we entered into a collaboration and licensing agreement with Incyte to further develop and commercialize our proprietary anti-CD19 antibody tafasitamab globally. Under the terms of the agreement, MorphoSys received an upfront payment of US$ 750 million. In addition, Incyte made an equity investment into MorphoSys of US$ 150 million in new American Depositary Shares (ADS) of MorphoSys at a premium to the share price at signing of the agreement. Depending on the achievement of certain developmental, regulatory and commercial milestones, MorphoSys will be eligible to receive milestone payments amounting up to US$ 1.1 billion. MorphoSys will also receive tiered royalties on ex-U.S. net sales of tafasitamab in a mid-teens to mid-twenties percentage range.
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
Equity participation agreement and license agreement with HI-Bio
In June 2022, MorphoSys entered into an equity participation agreement and license agreement with HI-Bio. Under the terms of the agreements, HI-Bio obtained exclusive rights to develop and commercialize felzartamab and MOR210 across all indications worldwide, with the exception of Greater China for felzartamab and Greater China and South Korea for MOR210. As part of the agreements, MorphoSys received a 15% equity stake in HI-Bio, along with certain equity earn-in provisions to mitigate dilution in further financing rounds and standard investment rights. MorphoSys is represented as a member of HI-Bio’s Board of Directors. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive payments from HI-Bio of up to US$ 1 billion across both programs, in addition to tiered, single- to low double-digit royalties on net sales of felzartamab and MOR210 and will be compensated for ongoing program expenses. HI-Bio will assume full responsibility for future development and commercialization expenses.
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
At the end of the financial year 2022, we maintained over 110 different proprietary patent families worldwide in addition to the numerous patent families we pursue with our partners.
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
Ylanthia
Our Ylanthia antibody library patent portfolio is wholly owned, and the platform is protected by two key patent families covering the composition of the library and nucleic acid collections encoding the library. Patent applications (based on WO2010/136598 and WO2012/066129) are filed in major jurisdictions, including Australia, Canada, China, the European Union, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea and the United States. Exemplary patents include EP2640742, US8367586, and US9541559. The patent term is expected to last at least until November 2031. One material U.S. patent, US9541559, expires on May 6, 2032. Additional patent families relate to ancillary technologies. The Ylanthia library also encompasses considerable know-how proprietary to us.
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
The basic composition-of-matter patent family was in-licensed from Xencor and applications were filed in Australia, Canada, the European Union, Hong Kong, India, Japan and the United States. The expiry date for the composition of matter patent is August 2029 for the United States and August 2027 for the other countries, not including any potential patent term extensions. Respective patent term extension/supplementary protection certificate (SPC) will be sought upon approval by the respective regulatory agency. Corresponding applications for patent term extension (PTE) in the U.S., and supplementary protection certificates (SPC) in Europe have been filed in response to respective approvals.
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
Felzartamab
Our felzartamab patent portfolio is fully owned. Rights to the Greater Chinese territory were exclusively licensed to I-Mab and rights to the rest of the world were exclusively licensed to HI-Bio in 2022. The program is currently protected by about ten different patent families covering various aspects of the molecule, its compositions, combination treatments, dosage regimens, radioconjugates, as well as assays utilized in clinical development. The basic composition-of-matter patent expires in October 2026, outside the United States, and in January 2028, in the United States, in both cases not including any potential patent term extensions. Patent applications were filed and are prosecuted in Argentina, Australia, Brazil, Canada, China, the European Union, Hong Kong, Israel, India, Japan, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Taiwan and the United States. Rights to the Greater Chinese territory were exclusively licensed to I-Mab.
Tulmimetostat (CPI-0209)
The main patents for tulmimetostat (CPI-0209) have a term until 2039. Here, too, a possible extension through supplementary protection certificates or term extensions is not included.
Patent Term
The term of an individual patent depends upon the legal term for patents in the countries in which such patent is granted. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application to which the patent claims priority. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the product is under regulatory review while the patent is in force. The length of the patent term extension is related to the length of time the product is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved product may be extended. Similar provisions are available in other jurisdictions to extend the term of a patent that covers an approved product, or to offer similar protection for an extended period, as is the case in the European Union. In the future, if and when our product candidates receive approval from the U.S. FDA or other regulatory authorities, we expect to apply for patent term extensions on patents covering those products where such extensions are available; however there is no guarantee that the applicable authorities, including the U.S. FDA, will agree with our assessment of whether such extensions should be granted and, even if granted, the length of such extensions. For tafasitamab a request for patent term extension was filed in the United States and Europe.
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
U.S. Commercial Operations
In July 2018, MorphoSys established a subsidiary in the United States – MorphoSys US Inc. – in preparation for the potential marketing approval of tafasitamab. The subsidiary’s registered office is located in Boston, Massachusetts, USA. At the end of 2022, MorphoSys US Inc. had 66 people employed as part of, or to support, its commercial structure. MorphoSys’ commercial activities are currently focused on Monjuvi in the United States; the Company is co-commercializing this product with Incyte.
On July 31, 2020, Monjuvi (tafasitamab-cxix) in combination with lenalidomide was approved under accelerated approval by the U.S. FDA for the treatment of adult patients with relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This was the first U.S. FDA approval of a second-line treatment for adult patients with r/r DLBCL in the U.S. The safety and tolerability profile supports a paradigm shift towards treating patients to progression, which could enable long-term disease control. Monjuvi is accessible to patients in both community care and academic settings as an in-office outpatient targeted immunotherapy given as intravenous infusion that does not require hospitalization or heavy monitoring. Upon approval, MorphoSys and Incyte launched 'My Mission Support', a robust patient support program offering financial assistance, ongoing education, and other resources to eligible patients who are prescribed Monjuvi in the U.S. The program was launched to support patients throughout their treatment journeys and to help lower patient access barriers.
Monjuvi has been included in the National Comprehensive Cancer Network® Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas since August 2020. The NCCN Guidelines in the United States were updated in March 2022 to include Monjuvi in combination with lenalidomide as a preferred treatment option in the second-line setting (Category 2A designation). Inclusion in these guidelines increases awareness of a product within the oncology community and also drives certain formulary decisions. As of April 1, 2021, Monjuvi was granted a J-code, further simplifying reimbursement for some treatment centers.
MorphoSys and Incyte continue to see a high penetration in the community setting; more than 70% of ordering sites have been in the community setting, with the balance coming from the academic setting. Since launch, the Company, along with its partner Incyte, has in aggregate received orders from more than 1,400 treatment sites. During the fourth quarter 2022, more than 600 accounts ordered with approximately 85% of those accounts representing repeat orders. While we continue to see positive trends year-over-year and sequentially, we recognize the competitive landscape has increased, including recent approvals of new treatment options in second- and later-line settings for relapsed or refractory diffuse large B-cell lymphoma.
Competition
We compete in an industry that is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Our competitors include pharmaceutical companies, biotechnology companies, academic institutions and other research organizations. While we believe that our technology, knowledge, experience and scientific resources provide us with competitive advantages, we compete with these parties for promising targets, new technology for identifying or optimizing antibodies and novel antibody formats and in recruiting highly qualified personnel. There are many major pharmaceutical and biotechnology companies developing or marketing treatments for cancer disorders that may compete with us in the search and development of novel therapeutic targets.

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
The key competitive factors affecting the success of all of our therapeutic product candidates, if approved, are likely to be their efficacy, safety, dosing convenience, price, the effectiveness of companion diagnostics in guiding the use of related therapeutics, our marketing capabilities, the level of generic competition and the availability of reimbursement from government and other third-party payors. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain U.S. FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar or generic products.
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
In addition to currently marketed therapies, there are also a number of products in late-stage clinical development to treat cancer. These product candidates in development may provide efficacy, safety, dosing convenience and other benefits that are not provided by currently marketed therapies or our drugs. As a result, they may provide significant competition for any of our product candidates for which we obtain marketing approval. If our lead product candidates are approved for the indications for which we are currently undertaking clinical studies, they will compete with the therapies and currently marketed drugs discussed elsewhere in this document.
Government Regulation
Government authorities in the United States, at the federal, state and local level, and in the European Union and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of drug and biological products. In addition, some jurisdictions regulate the pricing of pharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other requirements of regulatory authorities, require the expenditure of substantial time and financial resources.
Regulation and Procedures Governing Approval of Drug and Biological Products in the United States
In the United States, the U.S. FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations and biologics under the FDCA, the Public Health Service Act, or PHSA, and their implementing regulations. Both drugs and biologics are also subject to other federal, state, and local statutes and regulations. The failure to comply with the applicable U.S. requirements at any time during the product development process, including during non-clinical testing, clinical testing or the approval process, may subject an applicant to delays in the conduct of a study or regulatory review and approval, and/or to administrative or judicial sanctions and adverse publicity. Sanctions may include, but are not limited to, the U.S. FDA’s refusal to allow an applicant to proceed with clinical testing, refusal to approve pending applications, withdrawal of an approval, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, debarment, disgorgement of profits and civil or criminal investigations and penalties brought by the U.S. FDA or the Department of Justice or other governmental entities.

Our product candidates and any future product candidates must be approved by U.S. FDA through a biologics license application, or BLA, or new drug application, or NDA, process before they may be legally marketed in the United States. The process generally involves the following:
•Non-clinical laboratory tests, animal studies and formulation studies all performed in accordance with applicable regulations, including the U.S. FDA’s good laboratory practices, or GLP, regulations;
•submission to the U.S. FDA of an investigational new drug, or IND, application for human clinical testing, which must become effective before human clinical trials may begin;
•approval by an IRB representing each clinical site before each clinical trial may be initiated;
•performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance applicable regulations, including with good clinical practices, or GCP, regulations;
•preparation and submission to the U.S. FDA of a BLA or an NDA;
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
•satisfactory completion of any U.S. FDA audits of the clinical study sites to assure compliance with GCPs, and the integrity of clinical data in support of the BLA or NDA;
•payment of user fees and securing U.S. FDA approval of the BLA or NDA;
•compliance with any post-approval requirements, including the potential requirement to implement a REMS and to conduct any post-approval studies required by the U.S. FDA; and
•compliance with post marketing requirements, or PMR, post marketing commitments, or PMC, and advertising and promotion regulation.
Non-clinical Studies and Investigational New Drug (IND) Application
Before testing any drug or biologic product candidate in humans, the product candidate must undergo non-clinical testing. Non-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as animal studies to evaluate the potential for activity and toxicity. The conduct of the non-clinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the non-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, are submitted to the U.S. FDA as part of an IND application. The IND automatically becomes effective 30 days after receipt by the U.S. FDA, unless before that time the U.S. FDA raises concerns or questions about the product or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and places the trial on a clinical hold. In that case, the IND sponsor and the U.S. FDA must resolve any outstanding U.S. FDA concerns before the clinical trial can begin.
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
The U.S. FDA may impose clinical holds on a drug or biologic product candidate at any time before or during clinical trials due to safety concerns or non-compliance.
Clinical Trials
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
A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain U.S. FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the U.S. FDA in support of the BLA or NDA so long as the clinical trial is well-designed and well-conducted in accordance with GCP, including review and approval by an independent ethics committee, and the U.S. FDA is able to validate the study data through an onsite inspection, if necessary.
Further, each clinical trial must be reviewed and approved by an IRB or ethics committee (EC), either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors and the safety of human subjects. An IRB must operate in compliance with U.S. FDA regulations. The U.S. FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with U.S. FDA requirements or that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.
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
In some cases, the U.S. FDA may approve a BLA or NDA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Monjuvi has been approved under accelerated approval by the U.S. FDA. Continued approval may be contingent upon verification and description of clinical benefit in a confirmatory trial. Such post-approval trials are typically referred to as Phase 4 clinical trials (or Phase 4). These studies may be used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs or biologics approved under accelerated approval regulations. If the U.S. FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement or to request a change in the product labeling. Failure to exhibit due diligence with regard to conducting required Phase 4 clinical trials could result in withdrawal of approval for products.
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
There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.
Compliance with cGMP Requirements
Before approving a BLA or NDA, the U.S. FDA typically will inspect the facility or facilities where the product is manufactured. The U.S. FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For example, for biological products, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product does not undergo unacceptable deterioration over its shelf life.
Manufacturers and others involved in the manufacture, packaging and distribution of drug or biological products, and those supplying products, ingredients and components of them, must also register their establishments with the U.S. FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the U.S. FDA upon their initial participation in the manufacturing process.
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
FDA Review Process
The results of product candidate development, non-clinical testing and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the U.S. FDA as part of a BLA or NDA. The BLA or NDA must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling. The U.S. FDA adjusts the Prescription Drug User Fee Act, or PDUFA, user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs or NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.
The U.S. FDA has 60 days after submission of the application to conduct an initial review to determine whether the BLA or NDA is sufficient to accept for filing based on the agency’s threshold determination that it is substantially complete so as to permit substantive review. Once the submission has been accepted for filing, the U.S. FDA begins an in-depth review of the application. Under the goals and policies agreed to by the U.S. FDA under PDUFA, the U.S. FDA aims to complete its initial review of a standard application and respond to the applicant within ten months of the 60-day filing date, and for a priority review application within six months. The U.S. FDA does not always meet its PDUFA goal dates and its review goals are subject to change from time to time. The review process may often be significantly extended by U.S. FDA requests for additional information or clarification. The review process and the PDUFA goal date may also be extended by three months if the applicant provides a major new clinical safety/efficacy study report, a major re-analysis of a previously submitted study, or other major amendment during the review cycle.
The U.S. FDA reviews a BLA or NDA to determine, among other things, whether the proposed product is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP requirements to assure and preserve the product’s identity, safety, strength, quality, potency and purity. Similarly, the U.S. FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. On the basis of the U.S. FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any U.S. FDA audits of clinical trial sites to assure compliance with GCPs, the U.S. FDA may issue an approval letter, denial letter, or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. If the application is not approved, the U.S. FDA may issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the application, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. If a complete response letter is issued, the applicant may resubmit the BLA or NDA, addressing all of the deficiencies identified in the letter, or may withdraw the application.

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
The U.S. FDA may also refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. In particular, the U.S. FDA may refer applications for novel drug or biologic products or drug or biologic products that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts. The U.S. FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
If the U.S. FDA approves a new product, it may limit the approved indications for use of the product, or limit the approval to specific dosages. It may also require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the U.S. FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product’s safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include but are not limited to special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. If the U.S. FDA concludes a REMS is needed, the sponsor of the BLA or NDA must submit a proposed REMS; the U.S. FDA will not approve the BLA or NDA without a REMS, if required. The U.S. FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and U.S. FDA review and approval.
Fast Track, Breakthrough Therapy and Priority Review Designations
The U.S. FDA may designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation and priority review designation.
The U.S. FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and if based on non-clinical or clinical data it demonstrates the potential to address unmet medical needs for such a disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic product may request fast track designation by U.S. FDA at any time during the clinical development of the product. For fast track products, sponsors may have greater interactions with the U.S. FDA and the U.S. FDA may initiate a review of sections of a fast track product’s application before the application is complete. This rolling review may be available if the U.S. FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the U.S. FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the U.S. FDA’s time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. Fast track designation may be withdrawn by the U.S. FDA if the U.S. FDA believes that the designation is no longer supported by data emerging in the clinical trial process.
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
The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, may lead the U.S. FDA to withdraw the product from the market, and under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the U.S. FDA.
Post-Approval Regulation
If regulatory approval for marketing of a product or for a new indication for an existing product is obtained, the sponsor will be required to comply with rigorous and extensive post-approval regulatory requirements as well as any post-approval requirements that the U.S. FDA has imposed on the particular product as part of the approval process. The sponsor will be required, among other things, to report certain adverse reactions and production problems to the U.S. FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling. Manufacturers and certain of their subcontractors are required to register their establishments with the U.S. FDA and certain state agencies, and are subject to periodic unannounced inspections by the U.S. FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. For certain commercial prescription drug or biologic products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States. Accordingly, the BLA or NDA holder and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements. In addition, changes to the manufacturing process or facility generally require prior U.S. FDA approval before being implemented, and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further U.S. FDA review and approval.

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
Pediatric Studies and Exclusivity
A BLA, NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors who are planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must also submit pediatric study plans prior to the assessment data, and no later than 60 calendar days following an end-of-Phase 2 meeting with the U.S. FDA. Pediatric study plans must contain an outline of the proposed pediatric study or studies the sponsor plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The applicant, the U.S. FDA, and the U.S. FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The U.S. FDA or the applicant may request an amendment to the plan at any time.
The U.S. FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements generally do not apply to products with orphan designation.
Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if a BLA or NDA sponsor submits pediatric data that fairly respond to a written request from the U.S. FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the U.S. FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the U.S. FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity, or for drugs patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the U.S. FDA cannot approve another application.
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
Under the FDCA, as amended, the U.S. FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. That determination is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a device-biologic combination product is attributable to the biologic product, the U.S. FDA center responsible for premarket review of the biologic product would have primary jurisdiction for the combination product. The U.S. FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the U.S. FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.
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
Clinical Trial Approval
In April 2014, the European Union adopted the new Clinical Trials Regulation (EU) No 536/2014, which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022. The transitory provisions of the new Regulation provide that, by January 31, 2025, all ongoing clinical trials must have transitioned to the new Regulation. The new Regulation overhauls the system of approvals for clinical trials in the European Union. Specifically, it is directly applicable in all Member States (meaning that no national implementing legislation in each Member State is required), and aims at simplifying and streamlining the approval of clinical trials in the European Union. The main characteristics of the new Regulation include: a streamlined application procedure via a single-entry point through the Clinical Trials Information System, or CTIS; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all European Union Member States in which an application for authorization of a clinical trial has been submitted (Concerned Member States) of a draft report prepared by a Reference Member State. Part II is assessed separately by each Concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications.
Marketing Authorization
To obtain a marketing authorization for a product in the European Union, an applicant must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the Member States (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No. 1901/2006 on medicinal products for pediatric use provides that prior to obtaining a marketing authorization in the European Union in the centralized procedure, an applicant must demonstrate compliance with all measures included in an EMA-approved pediatric investigation plan ("PIP"), covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the PIP.
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
Now that the UK (which comprises Great Britain and Northern Ireland) has left the European Union, Great Britain is no longer covered by centralized marketing authorizations (under the Northern Ireland Protocol, centralized marketing authorizations continue to be recognized in Northern Ireland). All medicinal products with a current centralized marketing authorization were automatically converted to Great Britain marketing authorizations on January, 1 2021. For a period of three years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency ("MHRA"), the United Kingdom's medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required. On January 24, 2023, the MHRA announced that a new international recognition framework will be put in place from January 1, 2024. Under this new framework, the MHRA will have regard to decisions on the approval of a marketing authorization made by the EMA and certain other regulators when considering whether to grant a UK marketing authorization. The MHRA also has the power to have regard to marketing authorizations approved in EU Member States through decentralized or mutual recognition procedures with a view to more quickly granting a marketing authorization in the UK or Great Britain.
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
Orphan Designation and Exclusivity
Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish: (1) that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (i) such condition affects no more than five in ten thousand persons in the European Union when the application is made, or (ii) without incentives it is unlikely that the marketing of the product in the European Union would generate sufficient return to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the product has to be of significant benefit compared to products available for the condition.
An orphan designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized marketing authorization. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The grant of a marketing authorization for an orphan medicinal products leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the Member States can accept an application or grant a marketing authorization for the same therapeutic indication in respect of a “similar medicinal product”. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation because, for example, the product is sufficiently profitable not to justify market exclusivity. There are also limited derogations from the ten-year period of market exclusivity pursuant to which the European Commission may grant a marketing authorization for a similar medicinal product in the same therapeutic indication. These are where: (i) the second applicant can establish that although their product is similar to the orphan medicinal product already authorised, the second product is safer, more effective or otherwise clinically superior; (ii) the marketing authorization holder for the authorized orphan medicinal product consents to the second orphan medicinal product application; or (iii) the marketing authorization holder for the authorized orphan medicinal product cannot supply enough orphan medicinal product.
The aforementioned European Union rules are generally applicable in the EEA.
Coverage, Reimbursement and Pricing
Significant uncertainty exists as to the coverage and reimbursement status of our products and any product candidates for which we may obtain regulatory approval. Even if our product candidates are approved for marketing, sales of such products and product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States (such as Medicare and Medicaid), commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. In the United States, the Member States of the European Union and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Reimbursement rules and levels are not harmonized. For example, in the United States, reimbursement decisions vary from payor to payor, including government health programs and commercial health insurers. Similarly, in the European Union policies vary from Member State to Member State. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs. Factors payors consider in determining reimbursement are based on whether the product is:
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

•the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using, or causing to be made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the federal False Claims Act even when they do not submit claims directly to government payors if they deemed to "cause" the submission of false or fraudulent claims. The federal False Claims Act also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery;
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
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as healthcare providers, health plans and healthcare clearinghouses and their respective business associates;
•the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; effective January 1, 2022, these reporting obligations extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;
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
In the U.S., to help patients afford our products, we utilize patient assistance programs and, may choose to use, co-pay coupon programs for eligible patients. Government enforcement agencies have shown increased interest in pharmaceutical companies' product and patient assistance programs, including reimbursement support services, and a number of investigations into these programs have resulted in significant civil and criminal settlements. In addition, at least one insurer has directed its network pharmacies to no longer accept co-pay coupons for certain specialty drugs the insurer identified. Our co-pay coupon programs could become the target of similar insurer actions. In November 2013, the CMS issued guidance to the issuers of qualified health plans sold through the ACA's marketplaces encouraging such plans to reject patient cost-sharing support from third parties and indicating that the CMS intends to monitor the provision of such support and may take regulatory action to limit it in the future. The CMS subsequently issued a rule requiring individual market qualified health plans to accept third-party premium and cost-sharing payments from certain government-related entities. In September 2014, the OIG of the HHS issued a Special Advisory Bulletin warning manufacturers that they may be subject to sanctions under the federal anti-kickback statute and/or civil monetary penalty laws if they do not take appropriate steps to exclude Part D beneficiaries from using co-pay coupons. Accordingly, companies exclude these Part D beneficiaries from using co-pay coupons. It is possible that changes in insurer policies regarding co-pay coupons and/or the introduction and enactment of new legislation or regulatory action could restrict or otherwise negatively affect these patient support programs, which could result in fewer patients using affected products, and therefore could have a material adverse effect on our sales, business, and financial condition.
On December 2, 2020, the HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers (PBMs), unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between PBMs and manufacturers. Implementation of this change and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and PBM service fees are currently under review by the current U.S. presidential administration and may be amended or repealed. Further, on December 31, 2020, CMS published a new rule, effective January 1, 2023, requiring manufacturers to ensure the full value of co-pay assistance is passed on to the patient or these dollars will count toward the Average Manufacturer Price and Best Price calculation of the drug ("Accumulator Rule"). On May 17, 2022, the U.S. District Court for the District of Columbia granted the Pharmaceutical Research and Manufacturers of America's (PhRMA) motion for summary judgement invalidating the Accumulator Rule. We cannot predict how the implementation of and any further changes to this rule will affect our business. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the current U.S. presidential administration may reverse or otherwise change these measures, both the current U.S. presidential administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.
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
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted:
•On August 2, 2011, the U.S. Budget Control Act of 2011, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Following the temporary suspension, a 1% payment reduction began April 1, 2022 and lasted through June 30, 2022. The 2% payment reduction resumed on July 1, 2022.
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
In addition, there have been several changes to the 340B drug pricing program, which imposes ceilings on prices that drug manufacturers can charge for medications sold to certain health care facilities. On December 27, 2018, the District Court for the District of Columbia invalidated a reimbursement formula change under the 340B drug pricing program, and CMS subsequently altered the FYs 2019 and 2018 reimbursement formula on specified covered outpatient drugs (“SCODs”). The court ruled this change was not an “adjustment” which was within the Secretary’s discretion to make but was instead a fundamental change in the reimbursement calculation. However, most recently, on July 31, 2020, the U.S. Court of Appeals for the District of Columbia Circuit overturned the district court’s decision and found that the changes were within the Secretary’s authority. On September 14, 2020, the plaintiffs-appellees filed a Petition for Rehearing En Banc (i.e., before the full court), but was denied on October 16, 2020. Plaintiffs-appellees filed a petition for a writ of certiorari at the Supreme Court on February 10, 2021 and the petition was granted on July 2, 2021. On June 15, 2022, the Supreme Court unanimously reversed the Court of Appeals' decision, holding that HHS's 2018 and 2019 reimbursement rates for 340B hospitals were contrary to the statute and unlawful. We continue to review developments impacting the 340B program.
Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, explore reimportation of drugs and reform government program reimbursement methodologies for drugs. At a federal level, President Biden signed an Executive Order on July 9, 2021 affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price we receive for any of our product candidates. Further, on November 20, 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates would have been be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on December 29, 2021 CMS rescinded the Most Favored Nations rule. Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. The Inflation Reduction Act of 2022 (the "IRA") further delayed implementation of this rule to January 1, 2032. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.
In August 2022, the IRA was signed into law. The IRA includes several provisions that will impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one rare disease designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it will not qualify for the orphan drug exemption. The effect of the IRA on our business and the healthcare industry in general is not yet known.
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

C.Organizational Structure
As of December 31, 2022, we had three subsidiaries. The following table sets out for our subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Country of incorporation	Percentage ownership and voting interest	Main activity
MorphoSys US Inc.	United States	100.00%	Commercialization and selling of products in the field of medicines, pharmaceutical compounds and related intermediate products, as well as operation of all businesses necessary and measures related thereto
Constellation Pharmaceuticals, Inc.	United States	100.00%
Clinical-stage biopharmaceutical company developing novel therapeutics for patients with cancers associated with abnormal gene expression or drug resistance, as well as operation of all business necessary and measures related thereto

Constellation Securities Corp.	United States	100.00%	Engaged exclusively in buying, selling, dealing in, or holding securities on its own behalf for investment purposes
D.Property, Plants and Equipment
Our headquarters are in the suburbs of Munich, Germany, where we occupy office and laboratory space under a ten-year fixed term lease that started on January 1, 2017. In July 2018, we established a wholly owned subsidiary, MorphoSys US Inc., to commercialize Monjuvi in the United States. MorphoSys US Inc. occupies office space in Boston, Massachusetts, USA, under a seven-year fixed term lease. In July 2021, we acquired a wholly owned subsidiary via a cash tender offered followed by an upstream merger, Constellation. The company occupies office space in Cambridge, Massachusetts, USA, for which the lease agreement was terminated and expired in February 2022.
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
MorphoSys has transformed from a research and technology platform focused business into a commercial biopharmaceutical company. As our business model has changed, we will adapt our guidance parameters. Starting 2022, Monjuvi U.S. net product sales, the gross margin of Monjuvi U.S. net product sales, research and development expenses, as well as total combined expenses for selling and general and administrative will be used as key financial performance indicators, since these indicators are the most significant for steering MorphoSys Group. Monjuvi U.S. net product sales and related gross margin enables management and investors to track operational sales-related performance of our co-commercialized product. At the same time the expense split provides visibility to management and investors on commercialization and development efforts. These indicators are routinely analyzed and evaluated. The gross margin of Monjuvi U.S. net product sales is defined as cost of sales for Monjuvi U.S. product sales divided by Monjuvi U.S. net product sales.
As other factors, cash and investments (presented in the following balance sheet items: "Cash and cash equivalents" as well as current "Other Financial Assets") are also regularly analyzed and evaluated. Cash and investments are not considered to be part of the key financial performance indicators.
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
A.Operating Results
Revenues
Revenues in the reporting year increased by 55% or € 98.7 million to € 278.3 million (2021: € 179.6 million). This increase resulted mainly from higher revenues from licenses due to the out-licensing agreements with HI-Bio and Novartis. Group revenues included revenues of € 84.9 million (US$ 89.4 million) (2021: € 66.9 million (US$ 79.1 million)) from the recognition of Monjuvi U.S. net product sales.
Success-based payments including royalties accounted for 37% or € 103.1 million (2021: 48% or € 85.5 million) of total revenues. On a regional basis, MorphoSys generated 89% or € 248.9 million of its commercial revenues from product sales and with biopharmaceutical companies in North America and 11% or € 29.3 million from customers primarily located in Europe and Asia. In the same period last year, these percentages were 87% (€ 156.3 million) and 13% (€ 23.3 million), respectively. 62% of the Group's revenues were generated with customers Janssen, HI-Bio and McKesson (2021: 59% with Janssen, Incyte and GSK).
In 2021 revenues decreased by 45% or € 148.1 million to € 179.6 million (2020: € 327.7 million). This decrease resulted first and foremost from revenues of € 236.1 million in 2020 stemming from the execution of the collaboration and license agreement with Incyte. Revenues from Monjuvi U.S. net product sales totaled € 66.9 million (US$ 79.1 million) (2020: € 18.5 million (US$ 22.0 million)) in its first full year after receiving marketing authorization in August 2020.
Success-based payments including royalties accounted for 48% or € 85.5 million in 2021 (2020: 14% or € 47.3 million) of total revenues. On a regional basis, MorphoSys generated in 2021 87% or € 156.3 million of its commercial revenues from product sales and with biopharmaceutical companies in North America and 13% or € 23.3 million from customers primarily located in Europe and Asia. In 2020, these percentages were 97% (€ 319.1 million) and 3% (€ 8.6 million), respectively. 59% of the Group's revenues in 2021 were generated with customers Janssen, Incyte and GSK (2020: 93% with Incyte, Janssen and I-Mab Biopharma).
Our revenues are subject to a number of uncertainties. The variability in Monjuvi product sales in the US market, the limited visibility that MorphoSys has on its royalty streams as well as the ongoing COVID-19 pandemic and the impact on our as well as our partner’s business operations.
Following the approval and launch of Monjuvi (tafasitamab-cxix) in the U.S. , Incyte received conditional approvals for tafasitamab in the EU, Canada and other jurisdictions (brand name, Minjuvi). In 2022, the Swiss agency for therapeutic products (Swissmedic), granted temporary approval for Minjuvi (tafasitamab). Incyte has exclusive commercialization rights to tafasitamab outside the United States and MorphoSys is entitled to royalties. Therefore, revenues related to the commercialization in other regions are dependent from the approval of authorities. In case of non-approval the expected revenues will not be realizable.
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
Cost of Sales
Cost of sales increased from € 32.2 million in 2021 to € 48.6 million in 2022, mainly due to higher acquisition and production costs of inventories of € 28.8 million in 2022 (2021: € 12.6 million), mainly for Monjuvi and Minjuvi. In addition, impairment, amortization and other expenses for intangible assets increased from € 7.4 million in 2021 to € 9.8 million in 2022. This was offset by a decrease in personnel costs from € 11.6 million in 2021 to € 9.5 million in 2022. The gross margin of Monjuvi U.S. net product sales amounted to 73% (2021: 82%).
Cost of sales increased from € 9.2 million in 2020 to € 32.2 million in 2021, mainly due to higher acquisition and production costs of inventories of € 12.6 million in 2021 (2020: € 5.6 million) and increased impairment, amortization and other expenses for intangible assets of € 7.4 million (2020: € 2.3 million). In the financial year 2021, there were no reversals of impairment losses due to a write-down to net realizable value recognized in previous years (2020: € 9.9 million). The gross margin of Monjuvi U.S. net product sales in 2021 amounted to 82% (2020: 82%).
Gross Profit
Gross Profit amounted to € 229.6 million in 2022 (2021: € 147.4 million). This increase resulted mainly from higher revenues from licenses due to the out-licensing agreements with HI-Bio and Novartis.
In 2021 gross profit amounted to € 147.4 million (2020: € 318.5 million). This decrease resulted first and foremost from revenues of € 255.8 million stemming from the collaboration and license agreement with Incyte in 2020.
Operating Expenses
In 2022, operating expenses decreased by 31%, or € 205.4 million, to € 450.4 million compared to € 655.8 million in 2021. The year-over-year decrease resulted mainly from an impairment of goodwill in 2021 and offset by lower personnel expenses in 2022, partially offset by higher development activities due to the first-time recognition of Constellation's operating expenses for a full fiscal year in 2022.
Research and development expenses increased by 32%, or € 72.6 million, to € 297.8 million in the reporting year (2021: € 225.2 million). The year-over-year increase mainly resulted from the recognition of research and development expenses of Constellation, whose research activities have been included in the MorphoSys consolidated financial statements since the third quarter of 2021.
The combined expenses for selling and general and administration amounted to € 152.5 million in 2022 (2021: € 199.8 million). This total mainly includes personnel expenses of € 81.0 million (2021: € 96.1 million) and expenses for external services of € 54.4 million (2021: € 87.2 million).
In 2022, selling expenses amounted to € 92.4 million compared to € 121.5 million in 2021. The decrease is due to streamlining and focusing of selling efforts. Selling expenses also included all of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi.
General and administrative (G&A) expenses decreased by 23%, or € 18.1 million, from € 78.3 million in 2021 to € 60.1 million in 2022. The major driver for this decline were one-time transaction costs for the Constellation acquisition in 2021 of € 19.7 million.
Furthermore, the decrease in operating expenses in 2022 resulted from the recognition of an impairment of goodwill amounting to € 230.7 million in 2021.
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
Furthermore, operating expenses in 2021 were negatively impacted by the recognition of an impairment of goodwill amounting to € 230.7 million (2020: € 2.1 million).

MorphoSys will invest a significant portion of its financial resources in the development and commercialization of its proprietary programs as it pursues its ambition to become a leader in oncology. This will require significant capital and result in significant net losses over the next several years.
A significant part of our future business activities will be denominated in U.S. dollars and therefore is exposed to potential fluctuations in foreign currency exchange rates.
Research and Development
Research and development expenses increased by 32%, or € 72.6 million, to € 297.8 million in 2022 (2021: € 225.2 million) mainly due to higher expenses for external laboratory services. Expenses for external laboratory services and legal and scientific consulting services increased from € 131.5 million in the previous year to € 198.1 million in the reporting year, mainly due to the recognition of research and development expenses of Constellation, whose research activities have been included in the MorphoSys consolidated financial statements since the third quarter of 2021.
Personnel expenses decreased from € 65.9 million in the previous year to € 65.0 million in the reporting year. Expenses for intangible assets amounted to € 14.8 million in 2022 (2021: € 7.9 million). In 2022, these were influenced in particular by impairment losses of €7.8 million in connection with an impairment of an internally generated intangible asset under development. Depreciation, amortization and other expenses for infrastructure decreased from € 11.8 million in 2021 to € 10.8 million in 2022. Other expenses increased from € 4.1 million in 2021 to € 5.4 million in 2022. Expenses for consumables increased from € 4.1 million in the previous year to € 3.8 million in 2022.
Research and development expenses increased by 62%, or € 85.8 million, to € 225.2 million in 2021 (2020: € 139.4 million) mainly due to higher expenses for external laboratory services. Expenses for external laboratory services and legal and scientific consulting services increased from € 77.8 million in 2020 to € 131.5 million in 2021, mainly due to higher expenses for external laboratory services in connection with the development of tafasitamab and felzartamab. Research and Development expenses related to Constellation’s lead compounds pelabresib, tulmimetostat and personnel were recorded for the first time starting from July 15, 2021 and onwards. Overall, personnel expenses were higher, rising from € 32.3 million in 2020 to € 65.9 million in 2021, partially driven by the addition of Constellation.
Expenses for intangible assets amounted to € 7.9 million in 2021 (2020: € 18.1 million). In 2020, these were influenced by impairment losses of € 11.7 million in connection with an impairment of the MOR107 in-process research and development program. Depreciation, amortization and other expenses for infrastructure increased from € 8.7 million in 2020 to € 11.8 million in 2021, mainly due to higher lease expenses and utilities. Other expenses increased from € 2.5 million in 2020 to € 4.1 million in 2021. Expenses for consumables increased from € 3.2 million in 2020 to € 4.1 million in 2021.
Selling
Selling expenses decreased by 24%, or € 29.1 million, to € 92.4 million in 2022 (2021: € 121.5 million). This item mainly includes personnel expenses of € 48.6 million (2021: € 63.5 million) and expenses for external services of € 35.8 million (2021: € 51.3 million). The decrease in selling expenses is based on measures to streamline and focus sales efforts. Selling expenses also included all expenses for services provided by Incyte as part of the joint US sales activities for Monjuvi.
In 2021 selling expenses increased by 13%, or € 13.8 million, to € 121.5 million in 2021 (2020: € 107.7 million), mainly due to higher personnel expenses (2021: € 63.5 million; 2020: € 52.8 million) and other operating costs (2021: € 5.7 million; 2020; € 3.4 million). The personnel expenses increased by € 10.7 million to € 63.5 million in 2021 due to the full year impact of marketing activities for Monjuvi in 2021. Other operating costs primarily increased due to database subscriptions. Additional selling expenses of € 1.3 million related to Constellation were recorded since the acquisition date.
General and Administrative (G&A)
G&A expenses decreased by 23%, or € 18.1 million, in 2022 and amounted to € 60.1 million (2021: € 78.3 million). The decrease was mainly due to transaction costs for the Constellation acquisition in 2021 amounting to € 19.7 million. Personnel expenses amounted to € 32.5 million in 2022 (2021: € 32.6 million). Depreciation, amortization and other expenses for infrastructure decreased from € 6.9 million in the previous year to € 5.0 million in 2022.
G&A expenses increased by 52%, or € 26.9 million, in 2021 and amounted to € 78.3 million (2020: € 51.4 million). The year-over-year increase was mainly driven by higher expenses, partially related Constellation inclusion, for external services and personnel costs. Embedded in G&A expenses were transaction related costs due to the acquisition of Constellation. Total transaction costs in G&A were € 19.7 million. Costs relating to the acquisition of Constellation were the main driver for the increase from € 15.6 million in 2020 to € 35.9 million of external services in 2021. Personnel expenses increased from € 29.9 million in 2020 to € 32.6 million in 2021. Higher expenses for salaries, retention and severance payments were primarily responsible for this increase, which was partially offset by lower deferred compensation expenses. Depreciation, amortization and other expenses for infrastructure increased from € 4.1 million in 2020 to € 6.9 million in 2021, mainly resulting from increased insurance costs.
Impairment of Goodwill
No impairment of goodwill was recognized in the reporting period.
In 2021 a goodwill impairment loss of € 230.7 million was recognized on the goodwill resulting from the Constellation acquisition.
In 2020, an impairment of goodwill in the amount of € 2.1 million was recorded on the goodwill associated with the acquisition of Sloning BioTechnology GmbH in 2010.
Other Income
Other income increased by 46%, or € 3.8 million, to € 12.0 million in the reporting year (2021: € 8.2 million) and mainly resulted from exchange rate gains of € 11.4 million (2021 : € 7.6 million).
In 2021 other income decreased by 44%, or € 6.4 million, to € 8.2 million (2020: € 14.6 million) and mainly resulted from exchange rate gains of € 7.6 million (2020: € 13.7 million).
Other Expenses
In the 2022 reporting year, other expenses increased by more than 100%, or € 9.2 million, from € 6.4 million in 2021 to € 15.6 million in 2022. This increase was mainly the result of exchange rate losses of € 15.0 million (2021: € 5.9 million).
In 2021 other expenses increased by 23%, or € 1.2 million, from € 5.2 million in 2020 to € 6.4 million in 2021. This increase was mainly the result of exchange rate losses of € 5.9 million (2020: € 4.6 million).
Finance Income
Finance income increased by more than 100%, or € 315.5 million, to € 412.1 million in the reporting year (2021: € 96.6 million) and resulted from items amounting to € 361.4 million (2021: € 75.7 million) in connection with the changes in plan assumptions of financial assets and financial liabilities from collaborations. These items included effects from differences between planning assumptions and actual figures and the fair value measurement (refer to Note 4.19 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). In addition, finance income includes valuation income from the effect from differences between planning assumptions and actual figures from financial liabilities from future payments to Royalty Pharma in the amount of € 31.2 million (2021: € 0.0 million) (refer to Note 4.20 titled “Financial Liabilities from Future Payments to Royalty Pharma” contained in the Notes to the Consolidated Financial Statements). Also included is finance income from the investment of cash and cash equivalents and exchange rate gains from investing of funds amounting to € 19.1 million (2021: € 20.9 million). In 2022 income from financial derivatives was recognized in the amount of € 0.2 million (2021: € 0.0 million).
In 2021 finance income increased by 5%, or € 4.6 million, to € 96.6 million (2020: € 92.0 million) and resulted from items amounting to € 75.7 million (2020: € 82.0 million) in connection with the changes in plan assumptions of financial assets and financial liabilities from collaborations. These items included effects from differences between planning assumptions and actual figures and the fair value measurement. Also included is finance income from the investment of cash and cash equivalents and exchange rate gains from investing of funds amounting to € 20.9 million (2020: € 9.4 million). No income from financial derivatives was recognized in 2021 (2020: € 0.7 million).
Finance income could be positively and negatively affected by the changes in the planning assumptions of the financial assets and financial liabilities from collaborations and of financial liabilities from future payments to Royalty Pharma. Future changes in the foreign currency exchange rate might impact this profit or loss line item significantly, since a significant portion of our business transactions and investments in cash and cash equivalents are denominated in US dollars. Moreover, the amounts presented under financial assets and financial liabilities from collaborations and to a certain extent also for liabilities from future payments to Royalty Pharma are denominated in US dollars, and are therefore sensitive to changes in the euros / US dollar exchange rate.
Finance Expenses
Finance expenses decreased by (9)%, or € 15.6 million, to € 165.9 million in the reporting year (2021: € 181.5 million). This decrease was mainly due to the effects from financial liabilities from future payments to Royalty Pharma of € 81.3 million (2021: € 94.7 million) resulting from differences between planning assumptions and actual figures, foreign currency effects and the application of the effective interest method (also refer to Note 4.20 “Financial Liabilities from Future Payments to Royalty Pharma” contained in the Notes to the Consolidated Financial Statements). Furthermore, finance expenses include effects from financial liabilities from collaborations of € 60.4 million (2021: € 59.7 million), specifically from the application of the effective interest method as well as the foreign currency revaluation (refer to Note 4.19 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). Furthermore, this line item included finance expenses from the investment of cash and cash equivalents and exchange rate losses from financing activities of 8.5 Mio. € (2021: 11.4 Mio. €).Other finance expenses amounted to € 15.7 million (2021: € 15.6 million) in 2022, mainly relating to interest on the convertible bond issued in October 2020 in the amount of € 12.5 million (2021: € 12.1 million) as well as € 1.1 million (2021: € 1.2 million) in interest expenses from the compounding of non-current lease liabilities were also recognized in the reporting year.
Finance expenses increased by 89%, or € 85.2 million, to € 181.5 million in 2021 (2020: € 96.2 million). This increase was mainly due to the effects from Financial Liabilities from future payments to Royalty Pharma of € 94.7 million (2020: € 0) resulting from differences between planning assumptions and actual figures, foreign currency effects and the application of the effective interest method. Furthermore, the finance expense effects from Financial Liabilities from Collaborations of € 59.7 million (2020: € 45.4 million), specifically from the foreign currency revaluation effects as well as the application of the effective interest method, contributed to the increase. Furthermore, this line item included finance expenses from the investment of cash and cash equivalents and exchange rate losses from financing activities of € 11.4 million (2020: € 46.1 million). This included losses of € 3.5 million (2020: € 5.0 million) from financial derivatives. Other finance expenses amounted to € 15.6 million (2020: € 4.6 million) in 2021, mainly relating to interest on the convertible bond issued in October 2020 in the amount of € 12.1 million (2020: € 2.5 million) as well as € 1.2 million (2020: € 1.2 million) in interest expenses from the compounding of non-current lease liabilities were also recognized in the previous year.
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
Income Tax Benefits / Expenses
The Group recorded total income tax expense of € (168.6) million in 2022 (2021: income tax benefit of € 76.6 million; 2020: income tax benefit of € 75.4 million), which consisted of current tax expense of € 0.6 million, (2021: current tax benefit of € 1.2 million; 2020: current tax expense of € 67.1 million) and deferred tax expense of € 168.0 million (2021: deferred tax benefit of € 75.4 million; 2020: deferred tax benefit of € 142.5 million). The effective income tax rate equaled 962.2% in the reporting year (2021: 13.0%; 2020: (335.2)%). The difference compared to the expected tax rate of 26.7% in the reporting period is mainly due to the derecognition of deferred tax assets at MorphoSys AG. In 2022 the existing deferred tax assets on loss carryforwards and temporary differences of MorphoSys AG were derecognized in the amount necessary due to a high probability of a history of losses occurring as of December 31, 2023. In 2021 the difference was primarily due to the permanent difference on the impairment of goodwill as well as the effect of the non-recognition of deferred tax assets on temporary differences and current year tax losses for the US tax group. In 2020 the variance between effective and expected tax rate was mainly due to the recognition of deferred tax assets on prior year losses and temporary differences.
Consolidated Net Profit/Loss for the Period
In 2022, the consolidated net loss amounted to € 151.1 million (2021: consolidated net loss of € 514.5 million; 2020: consolidated net profit of € 97.9 million).
B.Liquidity and Capital Resources
Sources of Funding
We have funded our operations through cash proceeds from ongoing business operations, including upfront fees, milestone payments, license fees, royalties, and service fees from strategic partners.
Additionally, MorphoSys AG received US$ 300.0 million (€ 295.4 million) from Royalty Pharma through the issuance of the development funding bond on September 12, 2022. These additional funds will primarily be used to fund development activities.

Cash and investments are presented in the balance sheet items "Cash and Cash Equivalents" and current "Other Financial Assets".
On December 31, 2022, the Group had cash and investments of € 907.2 million, compared to € 976.9 million on December 31, 2021.
Cash in excess of immediate working capital requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. We pay particular attention to liquidity as well as capital preservation and invest mainly in money market funds, corporate bonds and fixed-term deposits with fixed or variable interest rates.
Our functional currency is the euro. Nevertheless, we have liquidity in U.S. dollars, which could lead to exchange rate gains or losses in our finance income/expenses depending on the fluctuation of the euro/U.S. dollar exchange rate.
We are not subject to any operating covenants or capital requirements.
Uses of Funding
We primarily use cash and other financial assets to fund the research and development costs related to the development of our product candidates and to commercialize Monjuvi. Our primary future funding requirements include the development and commercialization of our proprietary clinical pipeline, particularly in relation to pelabresib and tafasitamab and, to a lesser extent, tulmimetostat.
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
Contractual Obligations
The following table summarizes our contractual obligations at December 31, 2022.

	Payments due by period
(in € thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Leases	50,117	6,554	8,134	8,134	27,295
Other	24,100	1,298	22,802	0	0
The item "Other" consists of future minimum payments under performance share unit programs and contracts for insurance and other services.
Lease Obligations
We enter into long-term leases for facilities, company cars and equipment. The majority of these leasing contracts can be renewed on a yearly or quarterly basis, and some agreements may be terminated prematurely.

Other Commitments
Other commitments may become due for future payments for outsourced studies. After December 31, 2022, future payments for outsourced studies of approximately € 442.5 million may become due, of which approximately € 228.4 million will be paid in the next 12 months.
If certain milestones are achieved by MorphoSys (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 236.5 million (currently expected € 221.7 million) related to regulatory events or the achievement of sales targets.
We do not currently have any off-balance-sheet arrangements and did not have such arrangements in the years 2022 or 2021 that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.
As of the date of this Annual Report, we do not have any off-balance sheet arrangements other than operating leases as described under this “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates Disclosure” above.
Cash Flows
Net Cash Provided by/ (Used in) Operating Activities
In 2022, net cash used by operating activities amounted to € 366.7 million and was mainly attributable to the consolidated net loss of € 151.1 million and changes in operating assets and liabilities, including income taxes paid, totaling € 51.9 million. This was offset by non-cash items totaling € 163.7 million. The consolidated net loss of € 151.1 million (2021: consolidated net loss € 514.5 million) in 2022 and 2021 resulted mainly from expenses incurred to finance MorphoSys’ ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Non-cash items included mainly income tax expenses in the amount of € 168.6 million mainly from the reversal of deferred tax assets (2021: tax benefits in the amount of € 76.6 million), scheduled and non-scheduled depreciation and amortization of tangible and intangible assets and right-of-use assets amounting to € 18.3 million (2021: € 246.0 million mainly from impairment of goodwill) and non cash effective change of bonds amounting to € 12.5 million (2021: € 12.1 million). These were offset by income from the net change in financial assets or liabilities from collaborations of € 301.1 million (2021: € 16.0 million), net change in financial liabilities from future payments to Royalty Pharma of € 46.8 million (2021: € 42.8 million) and non cash income from the capitalization of investments in associates of € 19.9 million for HI-Bio (2021: € 0.0 million). Changes in operating assets and liabilities in 2022 mainly included an increase in inventories, prepaid expenses and other assets of € 11.9 million (2021: increase of € 30.3 million) and a decrease in accounts payable and accrued liabilities by € 21.1 million (2021: decrease of € 90.8 million). The increase in inventories, prepaid expenses and other assets is mainly due to higher prepayments for external laboratory services. The reason for the decrease in trade payables and accrued liabilities was mainly due to lower outstanding trade payables at year-end. Furthermore, MorphoSys paid income taxes in the amount of € 0.5 million (2021: € 64.6 million).
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
In 2020, net cash provided by operating activities amounted to € 35.3 million and was mainly attributable to the consolidated net profit of € 97.9 million. This was offset by non-cash income totaling € 62.6 million. The consolidated net profit of € 97.9 million resulted mainly from revenues from the collaboration and license agreement with Incyte, which was largely offset by expenses incurred to finance MorphoSys’ ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Non-cash income included income tax benefits in the amount of € 75.4 million, income from the reversal of impairment of inventory in the amount of € 13.3 million related to the receipt of regulatory approval for Monjuvi and the net change in financial assets / liabilities from collaborations in the amount of € 36.6 million. These were offset by scheduled and unscheduled depreciation and amortization of tangible and intangible assets and rights of use amounting to € 24.8 million, net losses from other financial assets amounting to € 21.8 million, net losses from derivative financial instruments amounting to € 4.3 million and expenses for share-based incentive programs amounting to € 9.0 million. Changes in operating assets and liabilities in 2020 mainly included an increase in accounts receivable of € 69.6 million and in inventories, prepaid expenses and other assets of € 8.5 million. Accounts payable and accrued liabilities increased by € 77.5 million. The year-over-year increase in accounts receivable was mainly due to lower outstanding receivables at the end of the year. The increase in inventories, prepaid expenses and other assets was due in particular to the recognition of inventories as a result of the marketing authorization for Monjuvi in the U.S. The increase in external laboratory services outstanding at year-end, in particular related to tafasitamab, was the main reason for the higher trade payables and accrued liabilities.
Net Cash Provided by/ (Used in) Investing Activities
In 2022, net cash provided by investing activities amounted to € 345.0 million, primarily driven by proceeds from the sale of other financial assets amounting to € 2,240.7 million. These were offset by payments to acquire other financial assets amounting to € 1,884.9 million. This net cash inflow from investing activities was mainly due to a shift in the composition of our investment portfolio, as securities matured and were sold and new, comparable securities were acquired. In addition, € 13.3 million was used for the acquisition of intangible assets in 2022.
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
Net Cash Provided by/ (Used in) Financing Activities
Net cash provided by financing activities amounted to € 311.4 million in 2022 and consisted primarily of the cash receipts from the contracts with Royalty Pharma (development funding bond) in the amount of € 295.4 million as well as proceeds of € 23.8 million from financing collaborations from Incyte.
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

Investments
In 2022, MorphoSys invested € 1.9 million in property, plant and equipment (2021: € 3.7 million), mainly office and laboratory equipment (i.e., machinery). Depreciation of property, plant and equipment in 2022 increased to € 2.9 million (2021: € 2.8 million).
MorphoSys invested € 13.3 million in intangible assets in the reporting year (2021: € 22.5 million). Of this amount, € 13.2 million was spent on internally generated intangible assets. Amortization of intangible assets amounted to € 3.6 million in 2022 (2021: € 3.6 million). In 2022, impairment losses of € 7.9 million were recognized on intangible assets, thereof € 7.8 million on internally generated intangible assets.
Net Assets
Assets
At € 2,396.9 million, total assets as of December 31, 2022 were € 159.3 million lower compared to December 31, 2021 (€ 2,556.3 million).
Current assets decreased by € 43.9 million to € 1,089.0 million. This change was mainly due to the decrease in other financial assets due to the consumption of cash for operations in 2022 and the decrease in financial assets from collaborations. This was partially offset by the increase in cash and cash equivalents due to proceeds from Royalty Pharma through the issuance of the $300 million development funding bond, as well as accounts receivable. Other financial assets amounted to € 504.8 million (December 31, 2021: € 853.7 million), which was primarily invested in term deposits with fixed interest rates.
Non-current assets decreased by € 115.4 million from a balance of € 1,423.3 million as of December 31, 2021 to € 1,307.9 million as of December 31, 2022. The majority of the decrease was driven by an impairment of € 186.5 million of deferred tax assets. Opposing effects resulted from an increase in the balance sheet items "Intangible assets" by € 48.3 million and "Goodwill" by € 20.7 million. The increase in intangible assets and goodwill mainly resulted from the decrease in the euro/US dollar exchange rate compared to December 31, 2021. Due to the consideration for the contribution in kind of the license to felzartamab, MorphoSys received a 15.0% stake in HI-Bio and for this the balance sheet item "Investments in associates" was recognized for the first time. This amounted to € 5.4 million as of December 31, 2022.
Liabilities
Current liabilities decreased from € 284.5 million in the prior year to € 278.3 million as of December 31, 2022, mainly as a result of € 30.8 million decrease in the line item “accounts payable and accruals”. Opposing effect was an increase of the current portion of liabilities from future payments to Royalty Pharma of € 13.8 million (refer to Note 4.20 “Financial Liabilities from Future Payments to Royalty Pharma” of the Notes to the Consolidated Financial Statements), as well as an increase in accruals of € 3.5 million.
Non-current liabilities (December 31, 2022: € 1,961.2 million; December 31, 2021: € 2,026.8 million) decreased mainly due to a reduction in the non-current portion of financial liabilities from collaborations from € 513.3 million as of December 31, 2021 to € 217.8 million as of December 31, 2022 mainly due to lower expected future revenues for Monjuvi in the U.S.A. (see section 4.19 "Financial assets and liabilities from collaborations" in the notes to the consolidated financial statements). In addition the deferred tax liabilities decreased to € 6.5 million as of December 31, 2022, compared to € 22.1 million as of December 31, 2021, offset by an increase in the item "Financial liabilities from future payments to Royalty Pharma" by € 230.5 million (see section 4.20 "Financial liabilities from future payments to Royalty Pharma" in the notes to the consolidated financial statements). The carrying amount of the convertible bond issued in October 2020 was € 291.6 million as of December 31, 2022 (December 31, 2021: € 282.8 million).
Stockholders’ Equity
As of December 31, 2022, Group equity totaled € 157.4 million compared to € 244.9 million on December 31, 2021. The Company’s equity ratio as of December 31, 2022 amounted to 7% compared to 10% on December 31, 2021. This decrease in the equity ratio resulted mainly from the consolidated net loss of the financial year 2022.
The number of shares issued totaled 34,231,943 as of December 31, 2022, of which 34,165,963 shares were outstanding (December 31, 2021: 34,231,943 shares issued and 34,148,789 shares outstanding).
On December 31, 2022, the Company held 65,980 treasury shares with a value of € 2,450,303 – a decrease of € 634,751 compared to December 31, 2021 (83,154 shares, € 3,085,054). The reason for this decrease was the transfer of 16,008 treasury shares amounting to € 591,656 to the Management Board and selected employees of the Company (beneficiaries) from the 2018 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2022 and offered beneficiaries a six-month period until October 19, 2022 to receive a total of 16,008 shares. In addition, 1,166 treasury shares for an amount of € 43,095 from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc.
The development of the equity position of the parent company MorphoSys AG (including the assessment with regard to the provision of section 92 German Stock Corporation Act) as well as of the Group is closely monitored by the Management Board. At the time of this report, the Management Board is not aware of any risks that could affect the company as a going concern.
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
D.Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
Changes in the Business Environment
Global economy growth is projected to fall from an estimated 3.4% in 2022 to 2.9% in 2023, then rise to 3.1% in 2024 (report: “World Economic Outlook Update January 2023” of the International Monetary Fund [IMF]). According to the IMF, the global fight against inflation, the war in Ukraine, and a resurgence of COVID-19 in China weighed on global economic activity in 2022.
The IMF’s growth forecast for the advanced economies in 2022 was +2.7%, compared to 5.4% in 2021, and the forecast for the emerging and developing economies was +3.9% (2021: +6.7%). The IMF’s estimate for growth in the euro area in 2022 was +3.5% (2021: +5.3%), compared to +1.9% for Germany (2021: +2.6%); +2.0% for the U.S. (2021: +5.9%); +3.0% for China (2021: +8.4%), and -2.2% for Russia (2021: +4.7%).
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
Currency Development
The USD/EUR exchange rate has fluctuated between 1.15 and 0.96 over the last year and stood at 1.07 on December 31, 2022, with inflation expectations and interest rate differences being the main drivers, in addition to trade conflicts and ongoing geopolitical tensions.
The majority of our business transactions are conducted in euros and U.S. dollars. With the acquisition of Constellation we have significantly expanded our footprint in the U.S. Primarily driven by the additional ongoing clinical studies, U.S. dollar expenses are expected to exceed the U.S. dollar revenues for the next financial year. Therefore, strengthening of the U.S. dollar against the euro, all other things remaining equal, would have a negative impact on our operating result. We manage this risk through various mechanisms, such as optimizing our U.S. dollar assets against our U.S. dollar liabilities and maintaining an adequate (currently around 35%) amount of U.S. dollars in our bank accounts.
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
Business consultant in the life science and healthcare industries; chair of the board of directors of Carrick Therapeutics Ltd.; chair of the board of directors of Ananke Therapeutics Inc., member of the board of directors of Sage Therapeutics Inc.; chair of the board of directors of Shattuck Labs Inc.; chair of the Board of Directors of Actio Biosciences; member of the Board of Directors of Chroma Medicine

Krisja Vermeylen	1962	2024	Business consultant in the life science and healthcare industries; member of the board of directors of Diaverum AB
Michael Brosnan	1955	2023
Consultant in the life sciences and healthcare industries; member of the board of directors of Daimler Truck AG; member of the board of directors of Daimler Truck Holding AG; member of the board of directors of CureVac SE

Sharon Curran	1968	2024	Non-Executive Director in life sciences and healthcare industries; member of the board of directors of Circassia Pharmaceuticals plc., member of the board of directors of Spinnaker TopCo Ltd. / Norgine
Andrew Cheng, M.D., Ph.D.	1967	2025	President and Chief Executive Officer of Akero Therapeutics, Inc.; member of the Board of Directors of Vera Therapeutics, Inc.
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
Andrew Cheng, M.D., Ph.D., has been a member of our Supervisory Board since 2022. Currently he is a Director, President and Chief Executive Officer of Akero Therapeutics, Inc. Mr. Cheng has over 20 years of experience in the life sciences and healthcare industries. From 1999 to 2018, he has worked in various leadership and executive positions for Gilead Sciences in the United States including Chief Medical Officer and Executive Vice President, Clinical Research and Development Operations. Mr. Cheng received his Ph.D. in Integrated Program Genetics and Biochemistry and his M.D. degree from Columbia University, New York, USA.
Management Board
The following table sets forth the names and function of the current members of our Management Board and their year of birth and terms:

Name	Year of birth	End of current period	Position
Jean-Paul Kress, M.D.	1965	August 31, 2025	Chief Executive Officer
Sung Lee	1970	March 17, 2023	Chief Financial Officer
Malte Peters, M.D.	1962	September 30, 2022	Chief Research and Development Officer
Charlotte Lohmann	1970	August 31, 2023	Chief Legal Officer
A schedule of responsibilities currently defines the different areas of responsibility as follows:
•Jean-Paul Kress, M.D., Chief Executive Officer: Strategy & Planning, Business Development & Alliance Management, Human Resources, Corporate Communications & Quality Assurance, Technical Operations & Facilities, Research & Development, Global Oversight of Commercial Operations, as well as for coordinating the individual areas of responsibility for each Management Board member and representing the Management Board vis-à-vis the Supervisory Board and the public.
•Sung Lee (until March 17, 2023), Chief Financial Officer: Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A, Central Purchasing & Logistics, Investor Relations, Environmental Social Governance (ESG), and Information Technology.
•Malte Peters, M.D. (until September 30, 2022), Chief Research and Development Officer: Research, Preclinical Development, Clinical Development, Clinical Operations, Biostatistics & Data Management, Drug Safety & Pharmacovigilance, Regulatory Affairs, Medical Affairs, and Global Program Teams.
•Charlotte Lohmann (from March 1, 2023, onwards), Chief Legal Officer: Legal, Compliance & Intellectual Property as well as (from March 18, 2023, onwards) Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A, Central Purchasing & Logistics, Investor Relations, Environmental, Social & Governance (ESG), and Information Technology
Jean-Paul Kress, M.D.
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
Sung Lee
Sung Lee came to MorphoSys in February 2021 and leads all corporate finance functions of the company and information technology. He has more than 20 years of finance leadership experience in biopharmaceutical and technology businesses. He joined MorphoSys from Sangamo Therapeutics, Inc., where he served as Chief Financial Officer. Prior to that role, Mr. Lee spent nearly 14 years at Gilead Sciences where he most recently led the global Financial Planning & Analysis and Investor Relations functions. He started his career in the tax advisory business at PricewaterhouseCoopers LLP. He received a Master of Business Taxation from the University of Southern California and a B.A. in Economics from the University of California, Irvine.
Effective as of the end of March 17, 2023, Sung Lee resigned from his position as a member of the Management Board and Chief Financial Officer of the Company.
Malte Peters, M.D. (until September 30, 2022)
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
Malte Peters, M.D., is also a member of the Board of Directors of Tango Therapeutics, Cambridge, MA, USA (publicly listed company) and HOOKIPA Pharma Inc., Vienna, Austria (publicly listed company).
With effect as of the end of September 30, 2022, Mr. Peters has resigned from his office as member of the Management Board of MorphoSys AG.

Charlotte Lohmann (from March 1, 2023, onwards)
Charlotte Lohmann joined MorphoSys in May 2012. She is a very experienced lawyer with more than 25 years of professional practice, having worked in both top tier international audit and law firms as well as in publicly listed biotech companies.
She is an accomplished executive that has established solution-oriented legal departments with a focus on performance, effectiveness and making the legal department a true business partner. She has been successful in setting up and executing international projects as well as public listings on Frankfurt Stock Exchange and Nasdaq and has vast experience in advising management and supervisory boards (both as General Counsel and supervisory board member). Prior to joining MorphoSys, she worked for Wilex AG as Sr. VP Legal Affairs & Human Resources and for KPMG as Corporate Lawyer. Charlotte Lohmann holds a Law Degree from the University of Munich and is an accredited lawyer in Germany.
Charlotte Lohmann is also a member of the Board of Directors of Vivoryon Therapeutics N.V., Munich/Halle, Germany (a publicly listed company).
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

Board Diversity Matrix (as of March 6, 2023)
Country of Principal Executive Office	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
Service Agreements
The service agreements with our Management Board members generally have a total term of three years. The current service agreement of our Chief Executive Officer Jean-Paul Kress, M.D., runs until August 31, 2025. The service agreement of our Chief Financial Officer Sung Lee initially had a term of three years until January 31, 2024. With effect as of the end of March 17, 2023, Sung Lee has resigned from his office as a member of the Management Board of MorphoSys AG with a simultaneous termination of his service agreement with effect as of the end of March 31, 2023. The service agreement of our Chief Research & Development Officer Malte Peters, M.D., was extended until December 31, 2022. With effect as of the end of September 30, 2022, Mr. Peters has resigned from his office as member of the Management Board of MorphoSys AG. With effect as of March 1, 2023, Charlotte Lohmann has been appointed as a member of the Management Board of MorphoSys AG and Chief Legal Officer for a term of six months and she has entered into a service agreement for this six month term.

In the event of (i) a change of control and (ii) a material reduction of his responsibilities within one year after the change of control, the Chief Executive Officer Jean-Paul Kress, M.D., as well as the Chief Legal Officer, Charlotte Lohmann, are entitled to resign from their office as member of the Management Board and simultaneously terminate the service agreement against the payment of the outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, that such amount shall not exceed twice the annual remuneration.
Further, in the event of a change of control, the member of the Management Board and Chief Financial Officer Sung Lee is entitled to exercise a right to terminate his service contract and receive any outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, that such amount shall not exceed twice the annual remuneration.
B.Compensation
The following Remuneration Report provides an explanation and a clear and comprehensible presentation of the remuneration individually awarded and due to the current and former members of the Management Board and the Supervisory Board of MorphoSys AG (“the Company”) in the 2022 financial year.
Beyond the requirements of Section 162 (3) sentence 1 and 2 of the German Stock Corporation Act (Aktiengesetz, "AktG"), the Management Board and the Supervisory Board decided to have the Remuneration Report audited not only formally but also materially by the appointed auditor. The audit opinion is attached to the Remuneration Report 2022. The Remuneration Report will be submitted to the Annual General Meeting on May 17, 2023, for approval.
The masculine form is used in this Remuneration Report for convenience purposes only, and refers equally to all genders.
a.Review of the 2022 Financial Year
I.Economic Environment in the 2022 Financial Year
In the 2022 financial year, MorphoSys AG and its employees were dedicated to accomplishing the Company’s set goals and priorities. This included the Company’s continued focus on the U.S. sales of Monjuvi® in the 2022 financial year. Given the increasingly competitive environment, Monjuvi posted slower sales growth in the 2022 financial year. Most importantly, MorphoSys AG made important strides in advancing the development of its clinical stage pipeline. Recruitment for three Phase 3 trials in myelofibrosis, DLBCL in first-line treatment, and FL/MZL made solid progress during 2022, and the latest clinical data for pelabresib, tafasitamab and tulmimetostat (CPI-0209) were presented at various scientific conferences. A strategic deal was achieved in June with the conclusion of participation and license agreements with Human Immunology Biosciences, Inc. (HI-Bio) for felzartamab and MOR210. Under the terms of the agreements, HI-Bio received exclusive rights to develop and commercialize felzartamab and MOR210 in all indications worldwide, with the exception of Greater China for felzartamab and Greater China and South Korea for MOR210. In addition, a global licensing agreement with Novartis for the research, development and commercialization of a preclinical program with inhibitors for a new cancer target molecule was also concluded. Thus, from the Company's perspective, important intermediate milestones have been achieved towards becoming a leader in the fields of hematology and oncology and positioning the Company to create long-term sustainable value.
The remuneration of the members of the Management Board of MorphoSys AG shall appropriately reward the performance of the Management Board members and decrease significantly if targets are not achieved (“Pay for Performance”). For this reason, the success and milestones achieved in the 2022 financial year were also reflected in the Management Board members’ variable remuneration
For further detailed information on the business environment during the 2022 financial year, please refer to the MorphoSys AG Annual Report.
II.Resolution on the Remuneration Report for the 2021 Financial Year
For the 2021 financial year, a remuneration report was prepared for the first time in accordance with Section 162 of the German Stock Corporation Act (AktG) and was, beyond the requirements of Section 162 (3) sentence 1 AktG, audited also materially. The remuneration report for the 2021 financial year was approved by the 2022 Annual General Meeting with a majority of over 83%. Given the high approval rate of the remuneration report for the 2021 financial year, there was no reason to change the method of reporting.
III.Remuneration System for the Members of the Management Board
The Supervisory Board of the Company submitted a remuneration system for the members of the Management Board to the Annual General Meeting of the Company on May 19, 2021, for resolution (the "Remuneration System 2021"). The Remuneration System 2021 did not apply to any of the members of the Management Board in the 2022 financial year. The Company’s Supervisory Board also submitted a revised remuneration system for resolution to the Company’s Annual General

Meeting on May 18, 2022 (the "Remuneration System 2022"). The Annual General Meeting 2022 approved the Remuneration System 2022 with a majority of 86.95%. In the 2022 financial year, the Remuneration System 2022 applied to the newly concluded service agreement (effective July 1, 2022) of Management Board member Malte Peters, M.D., who left the Management Board during the reporting period. It also applied to the newly concluded service agreement (effective September 1, 2022) of the Chief Executive Officer, Jean-Paul Kress, M.D. No remuneration system applied to the service agreement of the member of the Management Board Sung Lee in the 2022 financial year, as his service agreement was concluded at the beginning of the 2021 financial year and therefore prior to the Remuneration System 2021 and Remuneration System 2022 becoming effective. To the extent that the Remuneration System 2022 applied to the service agreements of Malte Peters, M.D., and Jean-Paul Kress, M.D., there were no deviations from the Remuneration System 2022 within the meaning of Section 162 (1) no. 5 AktG .

The Remuneration System 2022 is published on the Company's website at www.morphosys.com/en/investors/corporate-governance. The main elements of the Remuneration System 2022 are summarized in this remuneration report.
IV.Remuneration System for Members of the Supervisory Board
The remuneration system resolved for the members of the Company’s Supervisory Board by the Annual General Meeting of the Company on May 19, 2021, continued to apply unlimited in the 2022 financial year. The remuneration system for the members of the Supervisory Board is published on the Company's website at www.morphosys.com/en/investors/corporate-governance.
V.    Changes in the Composition of the Management Board and Supervisory Board
In the 2022 financial year, the following changes occurred in the composition of the Management Board: Malte Peters, M.D., and Jean-Paul Kress, M.D., were reappointed as members of the Management Board effective July 1, 2022, and September 1, 2022, respectively. Further, with effect as of the end of September 30, 2022, Malte Peters, M.D., resigned from his position as member of the Management Board and Chief Research and Development Officer of the Company. He was released from his Company duties for the remaining term of his service agreement until the end of December 31, 2022.
On December 20, 2022, the Company announced that the Management Board member Sung Lee will resign from his position as a member of the Management Board with effect from the end of March 17, 2023.
The following changes in the composition of the Supervisory Board occurred in the 2022 financial year:
The term of office of the Supervisory Board member Wendy Johnson ended with effect as of the end of the Annual General Meeting on May 18, 2022. Andrew Cheng, M.D., Ph.D. was elected to the Supervisory Board as her successor.
b.Remuneration of the Members of the Management Board of
MorphoSys AG
I.Remuneration System 2022
1.Overview
The Remuneration System 2022 consists of fixed remuneration components (annual base salary, market-standard fringe benefits and pension contributions), an annual bonus (short-term incentive (STI)) and a performance-related, long-term variable remuneration (long-term incentive, (LTI)) in the form of a Performance Share Unit Program ("PSUP").
The annual bonus depends on the achievement of a financial and a commercial target (each weighted at 25%), as well as on a development and business development and licensing (BD&L) target (weighted between 30% and 40%) and a research and BD&L target (weighted between 10% and 20%). The payout amount is capped at 160% of the annual base salary for the CEO and at 140% for all other Management Board members.
The long-term variable remuneration is granted in the form of performance share units under a performance share unit program. The performance share units will be settled after a four-year waiting period at the discretion of the Supervisory Board either in cash, treasury shares, or a combination of both. The payout amount depends on the achievement of a performance target linked to MorphoSys AG's share price performance, defined as the relative share price performance of MorphoSys AG's share price versus the performance of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, as well as on the achievement of a strategic development milestone and an ESG target during the four-year waiting period. The payout amount is capped at 250% of the original (individual) grant amount.

2. Target Total Remuneration
When determining the target total remuneration, the Supervisory Board ensures that the remuneration is commensurate with the tasks and performance of the respective Management Board member and the Company’s situation. The Supervisory Board also ensures that the remuneration is appropriate and in line with market practices. For this purpose, the Supervisory Board first compares the remuneration of the members of the Management Board of MorphoSys AG to the remuneration of management board members of comparable companies (horizontal comparison), generally taking a group of comparable European1 and American2 healthcare companies in addition to a group of German healthcare companies3.The Supervisory Board also conducts a comparison of the average remuneration of the first two management levels below the Company’s Management Board (vertical comparison).
The target total remuneration for all Management Board members is as follows:
The annual base salary corresponds to a share of approximately 17% to 30% of the target total remuneration. Short-term variable remuneration (annual bonus, STI) corresponds to approximately 15% to 20% of the target total remuneration, while long-term variable remuneration (LTI) corresponds to approximately 40% to 65% of the target total remuneration. Fringe benefits are granted in the average amount of approximately 3% to 9% of the target total remuneration, while the share of pension expenses is approximately 4% to 7% of the target total remuneration.
3. Caps and Maximum Remuneration
Both the annual bonus and the Performance Share Unit Program provide for maximum payout limits and were further designed in a manner that allows for a payout to fall to zero.
In accordance with Section 87a (1) sentence 2 no. 1 AktG, the Supervisory Board has further defined a maximum remuneration for the members of the Management Board. The maximum remuneration includes all fixed remuneration components, including fringe benefits and pension contributions, as well as the variable remuneration. In this regard, it is not decisive when the respective remuneration component is paid out, but for which financial year it has been granted. The maximum remuneration for the Chief Executive Officer for a financial year is € 9,000,000, and for each of the other members of the Management Board, it is € 3,700,000. The maximum remuneration does not represent the remuneration level targeted or deemed appropriate by the Supervisory Board but merely an absolute maximum limit that can be reached, if at all, if the targets were fully achieved and there was an increase in the MorphoSys AG share price. The maximum remuneration for a member of the Management Board may increase in exceptional cases in the year of appointment or in the second year after appointment, provided that the respective Management Board member has been granted remuneration payments, for example, as compensation for payments from a previous service agreement lost due to the acceptance of the new position at MorphoSys AG. In this case, the maximum remuneration may increase by up to 25% for the financial year in which the compensation payment is granted.
The Remuneration System 2022 is available on the Company's website at www.morphosys.com/de/investoren/corporate-governance.
1 Abcam plc; ADC Therapeutics SA; Alkermes plc; Almirall S.A. ; Amarin Corporation plc; argenx SE; CureVac N.V. ; Dechra Pharmaceuticals plc; Galapagos N.V. ; Jazz Pharmaceuticals plc; and Orion Oyi; QIAGEN N.V. ; Swedish Orphan Biovitrum AB (publ);
2 Agios Pharmaceuticals, Inc; Alnylam Pharmaceuticals, Inc; Amicus Therapeutics, Inc; Biohaven Pharmaceutical Holding Company Ltd; bluebird bio, Inc; Denali Therapeutics Inc; FibroGen, Inc; Insmed, Inc; Ligand Pharmaceuticals, Inc; Sage Therapeutics, Inc; Sarepta Therapeutics, Inc; and Xencor, Inc.;
3 Carl Zeiss Meditec AG; CompuGroup Medical SE & Co KGaA; CureVac SE; Drägerwerk AG & Co. KGaA; Eckert- und         Ziegler Strahlen- und Medizintechnik AG; Evotec SE; QIAGEN N.V.; Sartorius AG; Siemens Healthineers AG; Stratec SE; and SYNLAB AG.

Fixed remuneration	Base salary	Annual fixed salary
	Pension benefits	• Individual retirement contribution: Monthly contribution of 10% of the annual base salary • Monthly contribution to a pension plan
	Fringe benefits	Company Car, allowance for health, social, accident and occupational disability insurance policies, and reimbursement for tax advise and double housing, as well as other expense allowances
Performance related remuneration	Annual Bonus (STI)	Structure	Annual Bonus payment depending on the achievement of financial and non-financial targets
		Performance targets	Composition of one financial target (25%), one commercial target (25%), one development and BD&L-target (30% - 40%) and one research and BD&L-target (10% - 20%)
		Cap	Payout cap at 160% of the annual base salary (CEO) / 140% of the annual base salary (OBM)
	LTI	Structure	Share-based remuneration component consisting of performance share units with waiting period of four years, which will generally be settled by cash
		Performance targets	• Relative share price performance • Development milestones target • ESG-target
		Cap	Payout cap at 250% of the initial grant amount
Further provisions	Maximum remuneration	Maximum remuneration for one financial year of € 9.000.000 (CEO) / € 3.700.000 (OBM)
	Malus and clawback	Right of the Supervisory Board to retain or reclaim variable remuneration in particular in case of breach of internal conduct policies of statutory duties by a member of the Management Board
	Severance cap	Severance payments shall not exceed twice the annual remuneration and shall not constitute remuneration for more than the remaining term of the service agreement
	Change of control	Termination right in case of (i) a change of control and (ii) a material reduction of the Management Board member's responsibilities

II.Remuneration of the Management Board in the 2022 Financial Year
1.Overview of the Main Remuneration Components
In the 2022 financial year, the remuneration of the Management Board members consisted of a fixed, non-performance-related remuneration, the annual base salary, market-standard fringe benefits and pension contributions, a short-term variable, performance-related remuneration, the annual bonus, and a long-term, share-based variable remuneration.
The level of remuneration of Management Board members depends to a large extent on the area of responsibility of the respective Management Board member, the member’s individual performance, the performance of the Management Board as a whole, as well as on the economic and financial success of MorphoSys AG. The intention is to provide an incentive for long-term and sustainable corporate governance, while at the same time linking the interests of the Management Board members with those of the Company's shareholders.
Even if the Remuneration System 2022 did only partially apply to the service agreements of the Management Board members in the 2022 financial year, particular care was taken to comply with the key principles of the Remuneration System 2022 when granting variable remuneration to the Management Board members for the 2022 financial year..
2. Non-Performance-Related Remuneration Components
Base
The members of the Management Board receive a contractually agreed fixed base salary, which is paid out monthly. The annual base salary in the 2022 financial year for the individual members of the Management Board was as follows:

Name of Management Board member	Role	Fixed base remuneration in €

Jean-Paul Kress, M.D.*	Chief Executive Officer	796,667
Sung Lee**	Chief Financial Officer	476,587
Malte Peters, M.D.***	Chief Research and Development Officer	515,063

* The annual base salary of Jean-Paul Kress, M.D., was increased from € 770,000 to € 850,000 with effect as of the new service agreement becoming effective on September 1, 2022.
** The annual base salary of Sung Lee was increased from € 466,100 to € 487,075 with effect as of July 1, 2022.
*** The annual base salary of Malte Peters, M.D., was increased from € 504,925 to € 525,200, with effect as the new service agreement becoming effective on July 1, 2022. Malte Peters, M.D., resigned from his position as member of the Management Board with effect as of the end of September 30, 2022, and was released from his activities for the Company for the remaining term of his service agreement until the end of December 31, 2022 under continued payment of his remuneration.
Fringe Benefits
In addition to the fixed base salary, Management Board members receive market-standard fringe benefits, which mainly include the professional and private use of company cars, contributions to or reimbursement of costs for health, social and accident insurance, reimbursement of costs for legal advice related to the service agreement and dual residences.
In addition, in exceptional cases, a compensation payment may be granted to Management Board members when they join the Management Board of MorphoSys AG (e.g., to compensate for lost benefits from a previous service relationship). In the 2022 financial year, a sign-on bonus of € 425,000 was paid to Sung Lee.
Company Pension Scheme
The Management Board members participate in a pension plan in the form of a provident fund. The provident fund takes out a reinsurance policy that funds the pension benefits. The Management Board members also receive an amount equal to up to 10% of their fixed annual (gross) base salary, which is intended to be used by the Management Board members for their individual retirement plans. This amount may also be invested in the provident fund pension plan. The departed member of the Management Board Malte Peters, M.D., used both the provident fund as well as an individual pension plan for this purpose (this individual component is not shown in the following table). Management Board members who also have a company pension plan as part of their deferred remuneration also receive an allowance for this Company pension plan.

	Jean-Paul Kress, M.D.		Sung Lee
	Chief Executive Officer		Chief Financial Officer
	2022	2021	2022	2021
	in € thousands	in € thousands	in € thousands	in € thousands
Contribution to private pension scheme	127.7	124.4	83.5	78.5
Employer subsidy for deferred compensation	0.5	—	0.5	0.4
Total	128.2	124.4	83.9	79.0

	Malte Peters, M.D.*
	Chief Research and Development Officer
	2022	2021
	in € thousands	in € thousands
Contribution to private pension scheme	54.5	53.3
Employer subsidy for deferred compensation	0.5	0.5
Total	54.9	53.8

* Malte Peters M.D. resigned from his position as member of the Management Board with effect as of the end of September 30, 2022, and was released from his activities for the Company for the remaining term of his service agreement until the end of December 31, 2022 under continued payment of his remuneration.
3.Performance-Related Remuneration Components
Annual Bonus (Short-Term Incentive, STI)
The Management Board members receive a short-term variable remuneration in the form of an annual bonus (STI), which rewards the operational implementation of the Company's corporate strategy to support the long-term positive development of the Company and the MorphoSys Group in the respective financial year. The amount of the annual bonus is defined by the

Supervisory Board for the upcoming financial year and measured on the basis of various financial and non-financial performance criteria (“Company Goals”) that are set uniformly for all Management Board members.
For this purpose, a target amount determining the payout amount in case of a 100% target achievement is set for each Management Board member. For the Chief Executive Officer, the target amount is 80% of the annual base salary, and for all other Management Board members, it is 70%.
At the beginning of the subsequent financial year, the Supervisory Board assesses the degree of achievement of the set targets and determines the amount of the annual bonus. The maximum payout amount is limited to 160% of the annual base salary for the Chief Executive Officer and to 140% for the other Management Board members.
The target achievement is measured as follows:
For each Company Goal, the Supervisory Board determines the percentage of target achievement, which may range between 0% and 125%. The percentage target achievement is converted into a target achievement level (the “Score”), which lies between 0% and 200%, with the target achievement and the corresponding Score increasing linearly between the defined percentage points.
On the basis of the so-calculated target achievement for each performance target and the relative weighting of each performance target as defined by the Supervisory Board, the Supervisory Board calculates the overall target achievement for the respective financial year as follows:
As the annual bonus 2021 was paid out to the members of the Management Board in the 2022 financial year, the annual bonus 2021 is attributed to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2022 financial year and thus disclosed in this remuneration report. Accordingly, the amount of the annual bonus (STI) for the 2022 financial year will not be determined and paid out until the 2023 financial year and will therefore be attributed to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2023 financial year. In order to ensure the transparent and comprehensive disclosure of the remuneration granted to Management Board members for a financial year, MorphoSys has voluntarily disclosed the annual bonus for the 2022 financial year in this remuneration report.

Annual Bonus 2021
For the 2021 financial year, the Supervisory Board has defined the following performance criteria and their weighting uniformly for all Management Board members:

	Performance criteria	Evaluation criteria	Weighting

Non-financial performance criteria	TARGET 1: FULLY EXPLOIT THE POTENTIAL OF TAFASITAMAB		35%
		● Successful market launch in relapsed/refractory (r/r) diffuse large B-cell lymphoma (DLBCL)
		● Develop tafasitamab, strengthen its position in r/r DLBCL and advance strategy as a standard combination therapy
		● Safeguard the tafasitamab supplier network through additional contract manufacturers and scheduled technology transfer
	TARGET 2: EXPAND THE PIPELINE FOR SUSTAINABLE GROWTH		30%
		● Evaluate and execute on business development and licensing opportunities and/or merger and acquisition targets
		● Internally drive forward innovation and achieve a balanced pipeline
	TARGET 3: DEVELOPMENT OF FELZARTAMAB IN THE FIELD OF AUTOIMMUNE DISEASES		15%
		● Achieve proof-of-concept in the main indication of antibody-mediated membranous nephropathy (MN) in the M-PLACE study and make interdisciplinary progress as planned with the felzartamab program
Financial performance criteria	TARGET 4: MEET FINANCIAL TARGETS AND BUILD A COMPELLING GLOBAL BUSINESS MODEL		20%
		● Manage financial performance within forecast published in March 2021
		● Continue to drive organizational transformation and implement concrete initiatives related to corporate culture (ESPRIT), efficiency (LEAN) and automation (DIGITALIZATION)

The 2021 financial year was a transformative year for MorphoSys AG. Through the acquisition of Constellation Pharmaceuticals, Inc., MorphoSys AG expanded its clinical pipeline in the areas of hematology and oncology. The financing agreement with Royalty Pharma provided the funds to finance the acquisition and growth strategy. The Company executed the commercialization of Monjuvi despite difficulties related to the COVID-19 pandemic, particularly in the first half of 2021. The integration of Constellation Pharmaceuticals, Inc. into the MorphoSys Group also occurred in the 2021 financial year. In addition, tafasitamab received approval in Europe under the name Minjuvi. Despite the impact of the COVID-19 pandemic on healthcare systems worldwide, MorphoSys AG was able to ensure the continuity of all clinical programs and meet or exceed all clinical development targets.

After the end of the 2021 financial year, the target achievement for the annual bonus was as follows:

Performance criteria	Evaluation	Weighting	Target achievement

TARGET 1: FULLY EXPLOIT THE POTENTIAL OF TAFASITAMAB	Progress on strategic launch objectives of tafasitamab in the U.S.. Overall sales below target at 85%. Earlier EU approval in August 2021 compared to scheduled fourth quarter 2021. FrontMIND development program advanced according to plan. Secured additional Contract Manufacturing Organizations and significant reduction of Cost of Goods.	35%	107.8%
TARGET 2: EXPAND THE PIPELINE FOR SUSTAINABLE GROWTH	Acquisition of Constellation Pharmaceuticals, Inc. and financing deal with Royalty Pharma. Closing and integration completed in less than six months.	30%	125%
TARGET 3: DEVELOPMENT OF FELZARTAMAB IN THE FIELD OF AUTOIMMUNE DISEASES	Progressed three clinical trials in parallel despite COVID-19 pandemic, completed enrollment and achieved Proof-of-Concept (PoC) in the main indication of antibody-mediated membranous nephropathy (MN) in the M-PLACE study	15%	110%
TARGET 4: MEET FINANCIAL TARGETS AND BUILD A COMPELLING GLOBAL BUSINESS MODEL	Delivered on financial guidance, including OPEX targets for the year. Continued organizational transformation with successful digitalization and cultural programs.	20%	125%

Taking into account the defined weighting for the individual performance targets, the overall target achievement level (Score) amounted to 167.2% which resulted in the following payout amounts:

in € thousands	Target amount (100% target achievement)	Maximum payout (160% of base salary)	Maximum payout (140% of base salary)	Total target achievement (Score)	STI payout

Jean-Paul Kress, M.D.	616.0	1,232.0	—	167,2	1,030.0
Sung Lee*	298.1	—	596.2	167,2	498.4
Malte Peters, M.D.	353.4	—	706.9	167,2	591.0
Roland Wandeler, Ph.D.**, ***	330.4	—	660.8	167,2	560.6

* The annual bonus for Sung Lee in the 2021 financial year was granted on a pro rata basis from February 2, 2021, the date on which he became a member of the Management Board.
** Based on an average conversion range of € 1.00 = US$ 1.1827.
*** Roland Wandeler, Ph.D., resigned as Management Board member and Chief Operating Officer of the company effective at the end of December 31, 2021 and is thus entitled to a bonus payment for the entire 2021 financial year.
The 2021 annual bonus was paid to the members of the Management Board in February 2022 and is therefore attributed to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2022 financial year.
In the course of the payout of the annual bonus 2022 to the members of the Management Board which is voluntarily disclosed below in this remuneration report, the following correction was made to the annual bonus 2021: The annual bonus 2021 was paid out to the Management Board members in February 2022 based on preliminary financial figures. On March 10, 2022, a one-time, non-cash impairment charge was announced based on the Company's decision to consolidate all research activities on the most advanced programs following the acquisition of Constellation Pharmaceuticals and to centralize all laboratory activities at the German research site in Planegg. This impacted the achievement of target 4 of the annual bonus 2021. As already outlined in the Remuneration Report 2021, the impact of this effect will be taken into account in the payment of the annual bonus 2022. Against this background, the target achievement for the annual bonus 2021 and the resulting payout amount will be adjusted as follows:
Given that the underlying decision to consolidate the research and development functions took place in the fourth quarter of 2021, the impact of this decision on operating costs (OPEX), and therefore on the target achievement for the annual bonus 2021, is taken into account only in the fourth quarter as part of the target achievement for the annual bonus 2021. In assessing the adjusted target achievement, the Supervisory Board also took into consideration that the impairment loss was a one-time and non-cash impairment charge. The achievement of the OPEX target is therefore assessed as 125% for the first through the third quarter and 0% for the fourth quarter, resulting in an OPEX target (sub-goal of target 4 with a weighting of 50%) achievement of 93.75% and a corresponding overall target achievement for target 4 of 109.38%. The impact on the year-end valuation of the OPEX target for 2021 is -12.5% of the STI payout value for 2021. The corresponding payout amounts will be deducted from the STI payout for 2022.
Annual Bonus 2022
For the 2022 financial year, the Supervisory Board has defined the following performance criteria for the annual bonus and their weighting uniformly for all Management Board members:

Performance criteria	Evaluation criteria	Weighting

TARGET 1: COMMERCIAL TARGET	● Achieve Monjuvi U.S. net product sales as communicated in Company's financial guidance	25%
TARGET 2: FINANCIAL TARGET	● Manage operating expenses within budget as communicated in Company's financial guidance	25%
TARGET 3: DEVELOPMENT & BD&L- TARGET	● Advance clinical development of phase 3 programs:	30%
	•Pelabresib - Accelerate recruitment of MANIFEST-2: Achieve enrollment of 50%
	•Pelabresib - Complete recruitment of MF patients in MANIFEST-1: 100%
	•Tafasitamab - Achieve frontMIND enrollment of 75%
	•Tafasitamab - Achieve First Patient First Visit for MINDway study
TARGET 4: RESEARCH & BD&L-TARGET	● Execute at least one partnership for early or mid-stage MorphoSys program while advancing the pipeline	20%
From the perspective of the Company, the 2022 financial year was a very successful and formative year for MorphoSys AG. The clinical development of Phase 3 programs continued successfully in 2022 and patient recruitment for the key clinical studies, MANIFEST-2 and FrontMIND, was accelerated. Against this background, the Management Board announced in early January 2023, that the first data from the ongoing Phase 3 MANIFEST-2 trial - which was originally expected in the first half of the 2024 financial year - is expected to be already available in early 2024. Monjuvi sales grew year-over-year despite the increasing competition, but the results did not meet the 2022 target. The out-licensing of products in earlier stages of development and collaborations the Company entered into with HI-Bio, Pfizer and Novartis helped to streamline the product pipeline, reduce costs and provide cash. The significant cost reduction efforts resulted in the Company achieving operating expenses below the financial guidance published at the beginning of the year.

In the 2022 financial year, the target achievement for the annual bonus was as follows:

Performance criteria	Evaluation	Weighting	Target achievement

TARGET 1: COMMERCIAL TARGET	● Achieve Monjuvi U.S. net product sales as communicated in Company's financial guidance	25%	77.7%
TARGET 2: FINANCIAL TARGET	● Manage operating expenses within budget as communicated in Company's financial guidance	25%	125%
TARGET 3: DEVELOPMENT & BD&L- TARGET	● Advance clinical development of phase 3 programs:	30%	120%
	•Pelabresib - Accelerate recruitment of MANIFEST-2: Achieve enrollment of 50%
	•Pelabresib - Complete recruitment of MF patients in MANIFEST-1: 100%
	•Tafasitamab - Achieve frontMIND enrollment of 75%
	•Tafasitamab - Achieve First Patient First Visit for MINDway study
TARGET 4: RESEARCH & BD&L-TARGET	● Execute at least one partnership for early or mid-stage MorphoSys program while advancing the pipeline	20%	125%

On the basis of the conversion table shown above, the target achievement of the individual performance criteria are converted into a respective target achievement level (Score). Taking into account the defined weighting of the individual performance criteria, the resulting overall target achievement amounts to 159.71%. The Company's decision to consolidate all research activities following the acquisition of Constellation Pharmaceuticals in the fourth quarter of 2021 and to reflect this in the operating expenses (OPEX) for that quarter led to a subsequent correction of the annual bonus 2021: the actual target achievement (Score) with regard to the calculation of the annual bonus 2021 was reduced from 167.2% by 12.5% to 154.7%. This difference will be accounted for by a corresponding correction in the payment amounts of the annual bonus 2022 in March 2023. Taking into account the corrected target achievement for the annual bonus 2021, the following payment amounts were calculated for the annual bonus 2022 on the basis of a preliminary target evaluation:

in € thousands	Target amount based on 100% target achievement (Score)	Maximum payout (160% of annual base salary)	Maximum payout (140% of annual base salary)	Total target achievement (Score)*	STI payout	Correction STI payout 2021	Final STI payout*

Jean-Paul Kress, M.D.	637.3	1,274.7	—	159.71%	1,017.9	(77.0)	940.9
Sung Lee	333.6	—	667.2	159.71%	532.8	(37.3)	495.5
Malte Peters, M.D.**	360.5	—	721.1	159.71%	575.8	(44.2)	531.6

*This is an overall degree of target achievement (score) or a deferred amount based on a prefinal target evaluation.
**Malte Peters M.D. resigned from his position as member of the Management Board with effect as of the end of September 30, 2022, and was released from his activities for the Company for the remaining term of his service agreement until the end of December 31, 2022 under continued payment of his remuneration.

The annual bonus 2022 will be paid out to the Management Board members in March 2023 and is therefore attributed to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2023 financial year. For reasons of transparency and better comprehensibility, the annual bonus 2022 is however voluntarily disclosed in this remuneration report.

Outlook for the Annual Bonus 2023
For the 2023 financial year, the Supervisory Board has defined the following performance targets and their weighting for the annual bonus:

Performance criteria	Evaluation criteria	Weighting

TARGET 1: COMMERCIAL TARGET	● Achieve Monjuvi U.S. net product sales as communicated in the company’s financial guidance	25%
TARGET 2: FINANCIAL TARGET	● Manage operating expenses within budget as communicated in the company’s financial guidance	25%
TARGET 3: DEVELOPMENT & BD&L-TARGET	● Advance Pelabresib clinical program:	40%
	• Complete recruitment of MANIFEST-2 by Q2 2023
	• Explore additional indications
TARGET 4: RESEARCH & BD&L-TARGET	● Advance further research and development programs:	10%
	• Tafasitamab – complete recruitment of frontMIND by Q2 2023
	• Evaluate strategic options for Tulmimetostat and discovery programs and execute accordingly
Long-Term Incentive (LTI)
The members of the Management Board also receive a long-term variable remuneration in the form of the participation in the Company’s various long-term remuneration programs. These are various share-based programs whose payout is subject to a waiting period of four years. This provides an incentive to the respective Management Board members to contribute to the long-term sustainable development of the Company, while linking the interests of the Management Board members to those of the shareholders.
In the 2022 financial year, the stock options granted in the 2018 financial year under the Stock Option Program 2018 and the performance shares granted under the Performance Share Plan 2018 became exercisable. The relevant performance criteria under both the Stock Option Program 2018 and the Performance Share Plan 2018 were the absolute and relative share price performance of MorphoSys AG. In addition, performance share units were granted to the Management Board members in the 2022 financial year under the Performance Share Unit Program 2022.
The inflow from the Stock Option Program 2018 and the Performance Share Plan 2018 in the 2022 financial year is allocated to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2022 financial year. Until their payout, the performance share units are subject to a waiting period of four years and the achievement of the performance targets of the absolute and relative share price performance of MorphoSys AG as well as an ESG target. The payout of the final number of performance share units granted to the members of the Management Board in the 2022 financial year will occur after the end of the waiting period and will therefore only be disclosed in the remuneration report for the 2026 financial year.
Settlement of the Stock Option Program 2018
In the 2022 financial year, stock options granted under the Stock Option Plan 2018 for the 2018 financial year to the members of the Management Board – at that time Simon Moroney, Ph.D., Jens Holstein and Markus Enzelberger, Ph.D., – as well as to the Management Board member Malte Peters, M.D., who left the Company in the 2022 financial year, became exercisable for a duration of three years following both the approval of the Company’s consolidated annual financial statements for the financial year immediately prior to the expiry of the waiting period as well as the expiry of the waiting period
The performance targets for the Stock Option Plan 2018 were defined as the absolute share price performance of the share of MorphoSys AG and the relative share price performance of the share of MorphoSys AG compared to a benchmark index, consisting in equal parts of the NASDAQ Biotechnology Index and the TecDAX Index. Each performance target was weighted with 50% within the overall target achievement.
To determine the degree of target achievement for each performance target, the waiting period was divided into four equal periods of one year each. The arithmetic mean of the target achievement of each of the annual periods determines the percentage target achievement for each performance target. The percentage target achievements for each of the two performance targets were then added up and divided by two. The result forms the overall target achievement, which determines the final number of exercisable stock options, whereby, depending on the degree of target achievement, one stock option grants subscription rights for up to two shares of the Company.

Absolute Share Price Performance
The absolute share price performance of the share of MorphoSys AG during an annual period is measured by comparing the average closing price of MorphoSys AG's shares in Xetra trading on the Frankfurt Stock Exchange during the 30 trading days prior to the beginning and prior to the end of the respective annual period. If the share price decreases during the respective annual period, the degree of the absolute share price performance target achievement is 0%. If the share price performance of the share of MorphoSys AG is 0%, the performance target achievement is 50%. Thereafter, the performance target achievement increases linearly. If the MorphoSys AG share price increases by 8% during an annual period, the performance target achievement is 100%. If the share price increases by 16% during an annual period, the performance target achievement is 150%. If the share price increases by 24%, the performance target achievement is 200%. Any further increase in the performance target achievement is not possible (cap).

Absolute share price performance

Target achieve-
ment in %
200
150
100
50
0
-20
-10
0
10
20
30
40
Absolute share price
performance in %

Relative Share Price Performance
To determine the performance target of relative share price performance, the performance of the MorphoSys share price is compared with and set into relation to the development of the NASDAQ Biotech Index and the TecDAX Index (collectively the "Benchmark Index") during each annual period. The Benchmark Index consists of the NASDAQ Biotech Index and the TecDAX Index, each weighted at 50%, i.e., the percentage share price performance of each index is added up and divided by two. The relevant MorphoSys share price is the average closing price of MorphoSys shares in Xetra trading during the last 30 trading days on the Frankfurt Stock Exchange prior to the beginning and the end of the respective annual period. The relevant price of the NASDAQ Biotech Index and the TecDAX Index is the average closing price of the NASDAQ Biotech Index and the TecDAX Index on the NASDAQ Stock Exchange and Frankfurt Stock Exchange, respectively, during the last 30 trading days prior to the beginning and the end of the respective annual period. If the MorphoSys share price decreases compared to the Benchmark Index during an annual period, the degree of performance target achievement of the relative share price performance is 0%. If the MorphoSys share price performance is 0% compared to the Benchmark Index, the performance target achievement is 100%. Thereafter, the performance target achievement increases linearly. If the MorphoSys share price increases by 8% compared to the Benchmark Index, the performance target achievement is 150%, if it increases by 16% compared to the Benchmark Index, the performance target is 200%. Any further increase in the performance target achievement is not possible (cap).

Relative share price performance

Target achieve-
ment in %
200
150
100
50
0
-20
-10
0
10
20
30
40
Relative share price
performance in %

The performance target achievement during the waiting period was as follows:

	Average price in € at the beginning of the annual period*	Average price in € at the end of the annual period*	Share price development	Target achievement after the end of the waiting period

Absolute share price performance**
MorphoSys AG				+48.50%
First annual period	81.04	87.86	+8.42%
Second annual period	87.86	93.66	+6.61%
Third annual period	93.66	81.02	(13.49)%
Fourth annual period	81.02	23.84	(70.58)%
Relative share price performance***
MorphoSys AG				+71.25%
First annual period	81.04	87.86	+8.42%
Second annual period	87.86	93.66	+6.61%
Third annual period	93.66	81.02	(13.49)%
Fourth annual period	81.02	23.84	(70.58)%
TecDAX Index
First annual period	2,606.23	2,644.62	+1.47%
Second annual period	2,644.62	2,689.41	+1.69%
Third annual period	2,689.41	3,368.42	+25.25%
Fourth annual period	3,368.42	3,183.70	(5.48%)
NASDAQ Biotechnology Index
First annual period	3,462.77	3,509.60	+1.35%
Second annual period	3,509.60	3,458.14	(1.47)%
Third annual period	3,458.14	4,853.42	+40.35%
Fourth annual period	4,853.42	4,015.03	(17.27)%
Overall target achievement				+60.00%

* Average price of the MorphoSys AG share in Xetra trading on the Frankfurt Stock Exchange during the 30 trading days prior to the beginning or end of the respective annual period (data source: Bloomberg).

** The target achievement for the absolute share price performance on the basis of the above values amounted during the respective annual periods as follows: +103,00 % during the first annual period, +91,00 % during the second annual period, +0,00 % during the third annual period and +0,00 % during the fourth annual period.

*** The target achievement for the relative share price performance on the basis of the above values amounted during the respective annual periods as follows: +144,00 % during the first annual period, +141,00 % during the second annual period, +0,00 % during the third annual period and +0,00 % during the fourth annual period.

The following is the final number of exercisable stock options based on the overall degree of target achievement of 60% (original number of stock options multiplied by the overall degree of target achievement of 60%):

Management Board member	Exercise price (in €)	Original number of stock options	Final number of stock options	Quantitative Change

Malte Peters, M.D.	81.04	6,476	3,886	(2,590)
Simon Moroney, Ph.D.	81.04	9,884	5,931	(3,953)
Jens Holstein	81.04	6,476	3,886	(2,590)
Markus Enzelberger, Ph.D.	81.04	6,476	3,886	(2,590)
In the 2022 financial year, neither Malte Peters, M.D., nor any former members of the Management Board who were granted stock options under the Stock Option Plan 2018 exercised these stock options. The current Management Board members did not belong to the Company’s Management Board at the time the stock options were issued under the Stock Option Plan 2018. As a result, no stock options became exercisable for these Management Board members in the 2022 financial year.

Settlement of the Performance Share Plan 2018
In the 2022 financial year, performance shares granted under the Performance Share Plan 2018 for the 2018 financial year to the members of the Management Board – at that time Simon Moroney, Ph.D., Jens Holstein and Markus Enzelberger, Ph.D., – as well as to the Management Board member Malte Peters, M.D., who left the Company in the 2022 financial year, were also exercisable for a period of six months following the end of the waiting period in April 2022.
The performance targets for the Performance Share Plan 2018 were defined as the absolute MorphoSys share price performance and the relative MorphoSys share price performance compared to a benchmark index, consisting in equal parts of the NASDAQ Biotechnology Index and the TecDAX Index. Each performance target had a weighting of 50% for the overall degree of target achievement.
To determine the degree of the performance target achievement for each performance target, the waiting period was divided into four equal periods of one year each. The arithmetic mean of the target achievement of each of the annual periods determines the percentage performance target achievement for each performance target. The percentage performance target achievements for each of the two performance targets were then added together and divided by two. The result is the overall degree of performance target achievement, which determines the number of performance shares that can be exercised. Depending on the performance target achievement, one performance share entitles the beneficiarie to the subscription of up to two shares in the Company,.
The number of exercisable performance shares is then multiplied by a company factor between 0 and 2 as determined by the Supervisory Board. For the Performance Share Plan 2018, the Supervisory Board set the company factor at 1.
After the expiry of the waiting period, the Company will settle the exercisable performance shares at its discretion in cash or in treasury shares.
Absolute Share Price Performance
The absolute MorphoSys AG's share price performance during an annual period is measured by comparing the average closing prices of MorphoSys AG's shares in Xetra trading on the Frankfurt Stock Exchange during the 30 trading days before the beginning and before the end of the respective annual period. If the share price decreases during an annual period, the degree of performance target achievement of the absolute share price performance target is 0%. If the MorphoSys share price increases by 0% to less than 1% during an annual period, the performance target achievement of the absolute share price performance target for that annual period is 10%. For each full percentage hurdle that the share price development during an annual period meets or exceeds, the performance target achievement increases by another 10%. If the share price increases 29% in the respective annual period, the performance target achievement is 300%. Any further increase of the performance target achievement is not possible (cap).

Relative Share Price Performance
For the relative performance target, for each annual period, the MorphoSys share price at the beginning of the annual period is compared to the performance of the NASDAQ Biotech Index and the TecDAX Index (collectively the “Benchmark Index”) and the respective values are put into relation. The Benchmark Index consists of the NASDAQ Biotech Index and the TecDAX Index, each weighted at 50%, i.e., the percentage share price performance of each index is added up and divided by two. The relevant MorphoSys share price is the average closing price of the MorphoSys shares in Xetra trading during the last 30 trading days on the Frankfurt Stock Exchange prior to the beginning and the end of the respective annual period. The relevant closing price of the NASDAQ Biotech Index and the TecDAX Index is the average closing price of the NASDAQ Biotech Index and the TecDAX Index on the NASDAQ Stock Exchange and Frankfurt Stock Exchange, respectively, during the last 30 trading days prior to the beginning and the end of the respective annual period. If during an annual period the share price declines compared to the Benchmark Index, the achievement of the performance target is 0%. If the MorphoSys share price increases by 0% to less than 0.5 % compared to the Benchmark Index, the performance target achievement of the relative share price performance target for the respective annual period is 10%. For each half-percentage hurdle that the share price development during an annual period meets or exceeds, the performance target achievement increases by another 10%. If the MorphoSys share price increases 14.5% during an annual period compared to the Benchmark Index, the performance target achievement is 300%. Any further increase in the MorphoSys share price compared to the Benchmark Index does not result in a further increase of the performance target achievement (cap).

The following performance targets were achieved during the waiting period:

	Average price in € at the beginning of the annual period*	Average price in € at the end of the annual period*	Share price development	Target achievement after the end of the waiting period

Absolute share price performance**
MorphoSys AG
First annual period	81.04	87.86	+8.42%	+40.00%
Second annual period	87.86	93.66	+6.61%
Third annual period	93.66	81.02	(13.49)%
Fourth annual period	81.02	23.84	(70.58)%
Relative share price performance***
MorphoSys AG				+70.00%
First annual period	81.04	87.86	+8.42%
Second annual period	87.86	93.66	+6.61%
Third annual period	93.66	81.02	(13.49)%
Fourth annual period	81.02	23.84	(70.58)%
TecDAX Index
First annual period	2,606.23	2,644.62	+1.47%
Second annual period	2,644.62	2,689.41	+1.69%
Third annual period	2,689.41	3,368.42	+25.25%
Fourth annual period	3,368.42	3,183.70	(5.48)%
NASDAQ Biotechnology Index
First annual period	3,462.77	3,509.60	+1.35%
Second annual period	3,509.60	3,458.14	(1.47)%
Third annual period	3,458.14	4,853.42	+40.35%
Fourth annual period	4,853.42	4,015.03	(17.27)%
Overall target achievement				+55.00%

* Average price of the MorphoSys AG share in Xetra trading on the Frankfurt Stock Exchange during the 30 trading days prior to the beginning or end of the respective annual period (data source: Bloomberg).

** The target achievement for the absolute share price performance on the basis of the above values amounted during the respective annual periods as follows: +90,00% during the first annual period, +70,00% during the second annual period, +0,00% during the third annual period and +0,00% during the fourth annual period.

*** The target achievement for the relative share price performance on the basis of the above values amounted during the respective annual periods as follows: +150,00% during the first annual period, +130,00% during the second annual period, +0,00% during the third annual period and +0,00% during the fourth annual period.

For the Management Board members who left the Company prematurely – Simon Moroney, Ph.D., Jens Holstein and Markus Enzelberger, Ph.D., – the overall degree of target achievement was determined on the basis of the annual periods completed until their departure. In the case of Malte Peters, M.D., as a result of his departure only after the expiry of the waiting period, the relevant target achievement level is the overall performance target achievement level of 55%.
The following final numbers of exercisable performance shares were calculated based on the individual degrees of performance target achievement (original number of performance shares multiplied by the individual target achievement levels):

Management Board member	Original number of performance shares	Target achievement	Final number of performance shares	Quantitative change

Malte Peters, M.D.	1,945	55.00%	1,070	(875)
Simon Moroney, Ph.D.	2,969	120.00%	3,563	594
Jens Holstein	1,945	110.00%	2,140	195
Markus Enzelberger, Ph.D.	1,945	120.00%	2,334	389
Malte Peters, M.D., who left the Management Board in the 2022 financial year, as well as all former members of the Management Board who were granted performance shares under the Performance Share Plan 2018, exercised the performance shares granted to them within the mandatory six-month exercise period following the expiry of the waiting period from April 20, 2022, to October 19, 2022. The performance shares were settled in treasury shares. The current members of the Management Board were not yet members of the Company’s Management Board at the time the performance shares were issued under the Performance Share Plan 2018, with the consequence that no performance shares became exercisable for these members under this plan in the 2022 financial year.
Performance Share Unit Program 2022
In the 2022 financial year, the members of the Management Board were granted a total of 242,104 performance share units under the Company's Performance Share Unit Program 2022, which will be settled at the Company's discretion in cash, by transfer of Company treasury shares, or a combination of both, after the expiry of the four-year waiting period and subject to the achievement of the defined performance criteria.
The following table lists the performance share units granted to Management Board members in the 2022 financial year. Malte Peters, M.D., was entitled only to the performance share units (PSUs) granted to him on a pro rata basis in the amount shown below as a result of his premature departure from the Company.

Management Board member	Allocation amount (in € thousands)	Allocation price (in €)	Number of allocated PSUs	Maximum number of final PSUs

Jean-Paul Kress, M.D.	3,000.0	19.00	157,894	315,788
Sung Lee*	800.0	19.00	42,105	84,210
Malte Peters, M.D.**	100.0	19.00	5,263	10,526

* Sung Lee has announced on December 20, 2022 that he will leave the Company effective March 17, 2023. The PSU 2022 will be granted to him in full, subject to the fulfilment of all other plan conditions.
** Malte Peters, M.D., left the company with effect from the end of December 31, 2022. The PSU 2022 was granted to him pro rata temporis until the termination date.
The performance targets for the Performance Share Unit Program 2022 as defined by the Supervisory Board are the relative performance of the MorphoSys share price compared to the performance of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index as well as an ESG target, the performance of the employee engagement within the MorphoSys Group compared to a benchmark set by the Supervisory Board. Performance milestones have been defined as a further performance target, the achievement of which depends on the number of regulatory approvals received. For the overall target achievement after the end of the waiting period, the relative share price performance target is weighted at 40% and the ESG target at 20%. The performance milestones are also weighted at 40%.
Relative Share Price Performance
The relative performance of the MorphoSys AG share is measured by comparing the performance of the MorphoSys AG share price during the waiting period with the performance of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index as the benchmark index. The relevant MorphoSys AG share price is the average closing price of the MorphoSys AG share in Xetra trading on the Frankfurt Stock Exchange during the 30 trading days prior to the beginning of the four-year waiting period and during the three months prior to the end of the four-year waiting period. The relevant share price of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index is its average closing price during the 30 trading days prior to the beginning of the four-year waiting period and during the three months prior to the end of the four-year waiting period. If the share price decreases compared to the benchmark index during the four-year waiting period, the degree of achievement of the relative share price performance target is 0%. If the MorphoSys AG share price performance is 0% compared to the benchmark index, the performance target achievement is 100%. If the MorphoSys AG share price increases by 32% compared to the benchmark index, the performance target achievement is 150%. If the share price of MorphoSys AG increases by 64% compared to the benchmark index, the performance target achievement is 200%. Any further increase in the performance target achievement is not possible (cap). Between the percentage points, the share price development and the corresponding performance target achievement increase linearly. Within the overall performance target achievement, the relative share price performance is weighted at 40%.

Relative share price performance

Target achieve-
ment in %
200
150
100
50
0
-20
0
20
40
60
Relative share price
performance in %

Development of the Workforce Engagement within the MorphoSys Group
In addition to the performance target relative share price performance, the Supervisory Board has also defined the development of the workforce engagement within the MorphoSys Group during the waiting period as a non-financial (ESG) target. This target has a weighting of 20% within the overall degree of target achievement. The target achievement is evaluated as follows:
For the workforce engagement performance target, the workforce engagement at the MorphoSys Group at the end of the four-year waiting period is compared to a benchmark of 55% set by the Supervisory Board. If the workforce engagement at the end of the waiting period is below 55%, the target achievement for the workforce engagement is 0%. If the workforce engagement at the end of the waiting period is 55%, the target achievement for the workforce engagement is 50%. If the workforce engagement at the end of the waiting period is 65%, the target achievement for the workforce engagement is 100%. If the workforce engagement at the end of the waiting period is 75%, the target achievement for the workforce engagement is 200%. Any further increase in the degree of the performance target achievement is not possible (cap). Between the percentage points, the target achievement increases linearly.

Relative increase in workforce engagement

Target achievement in %
200
150
100
50
0
50
55
60
65
70
75
80
Relative increase in workforce engagement in %

Development Milestones
The performance target of development milestones is based on the number of regulatory approvals of one or more NDAs/BLAs and/or SBLAs submitted by the Company in the U.S. If no application is approved, the target achievement for the development milestones performance target is 0%. If one application is approved, the target achievement for this performance target is 100%. Two approved applications correspond to a target achievement of 150%. Three approved applications correspond to a target achievement of 200%. Any further increase in the degree of performance target achievement is not possible (cap). The performance target of the development milestones is weighted at 40% within the overall target achievement.

The overall target achievement of the Performance Share Unit Program 2022, as well as the resulting final number of performance share units and the payout amount, will be disclosed in the remuneration report for the 2026 financial year.
4.Further Remuneration Provisions
Compliance with the Maximum Remuneration
For the Management Board member Sung Lee, the maximum remuneration did not apply in the reporting period. For the Chief Executive Officer, Jean-Paul Kress, M.D., and for the Management Board member Malte Peters, M.D., who left the Management Board in the reporting period, the maximum remuneration set out in the Remuneration System 2022 applied pro rata from the dates on which the new service agreements became effective, i.e., September 1, 2022, and July 1, 2022, respectively.
As the inflow from the Performance Share Unit Program allocated in the 2022 financial year can only be determined after the end of the four-year waiting period, i.e., in the 2026 financial year, compliance with the maximum remuneration for the 2022 financial year can be conclusively reported only as part of the remuneration report for the 2026 financial year.
Malus and Clawback Provisions
The new service agreement of the Chief Executive Officer, Jean-Paul Kress, M.D., and the service agreement of the member of the Management Board Sung Lee contain malus and clawback provisions entitling the Company to withhold or reclaim variable remuneration, particularly in the event of compliance violations or breaches of statutory obligations. Furthermore, the new service agreement of the member of the Management Board Malte Peters, M.D., who left the Company in the 2022 financial year, also provided for malus and clawback provisions. Malus and clawback provisions are further included in all Performance Share Unit Programs since 2021. The Company had no reason to make use of this option in the 2022 financial year
Benefits upon Termination of the Service Agreements
Severance Provisions
The service agreements of the Management Board members contain severance payment provisions that comply with the requirements of the German Corporate Governance Code. In the event of the premature termination of a Management Board member’s service agreement, payments made by the Company to the Management Board member, including fringe benefits, shall not exceed the value of two years' remuneration (severance cap) and shall compensate no more than the remaining term of the service agreement. If the service agreement is terminated for good cause for which the Management Board member is responsible, no payments will be made to the Management Board member. The severance cap is calculated on the basis of the total remuneration for the previous full financial year and, where appropriate, is also based on the expected total remuneration for the current financial year.
Malte Peters, M.D. was released from his duties as a member of the Management Board until the end of December 31, 2022, with continued payment of his remuneration. Furthermore, all stock options, performance shares and performance share units granted to him (with the exception of the performance share units granted to him under the Performance Share Unit Program 2022, which were granted to him only on a pro rata basis until his departure) vested in full.

From the time of his resignation from his position as member of the Management Board with effect as of the end of March 17, 2023, Sung Lee will be released from his duties as a member of the Management Board until the end of March 31, 2023, with continued payment of his remuneration. In addition, all performance share units allocated to him became fully vested.
Change of Control
In the event of a change of control, the service agreements and plan conditions of the long-term variable remuneration programs provide for the following regulations:
In accordance with the Remuneration System 2022, in the event of a change of control and in the event that his area of responsibility is significantly reduced within one year following the occurrence of the change of control, the Chief Executive Officer, Jean-Paul Kress, M.D., has the right to resign from his position as a member of the Management Board within three months of the reduction in his area of responsibility, by providing three months' notice to the end of a calendar month. The service agreement will also end at the same time. In this case, Jean-Paul Kress, M.D., would be entitled to a severance payment in the amount of the annual base remuneration and the annual bonus until the regular expiry of his service agreement, not exceeding the value of two years' remuneration and compensating no more than the remaining term of the service agreement. Furthermore, a severance payment would also be made if the service agreement of the Chier Executive Officer is terminated prematurely on the occasion of the change of control. The member of the Management Board Malte Peters, M.D., who left the Company in the reporting period, was entitled to the same terms.
In the event of a change of control, the service agreement of the further member of the Management Board, Sung Lee, provides for the right to resign from his office as a member of the Management Board within three months after the occurrence of a change of control, by providing three months' notice to the end of a calendar month, with the service agreement also ending at the time the resignation takes effect. In the event of resignation, Sung Lee would be entitled in this case to a severance payment equal to his fixed annual base salary and the annual bonus up to the regular expiry of the service agreement, but not more than the value of two years' remuneration. In the event of a change of control in connection with a voluntary public takeover offer, the terms and conditions of the Performance Share Unit Program 2022 provide for a right of the Management Board and the Company, respectively, to cancel all performance share units in return for a compensation payment, with the remuneration payment corresponding to the amount of the offer price of the takeover offer.
In addition, in the event of a change of control, all stock options, performance share units and performance shares granted will vest with immediate effect and may be exercised upon expiry of the applicable waiting periods.
Non-Compete Clause
The service agreement of the Chief Executive Officer, Jean-Paul Kress, M.D., as well as the service agreement of the member of the Management Board, Sung Lee, provide for a non-compete clause for a period of six months after their departure. In return, MorphoSys AG will make a compensation payment in the amount of 100% of the annual base salary after termination of the service agreement for the duration of the non-competition clause. However, the Company has waived the non-competition clause agreed with Sung Lee. The service agreement of the former Management Board member Malte Peters, M.D., entered into with effect as of July 1, 2022, did not contain a non-competition clause.
5.Individual Disclosure of Management Board Remuneration for the 2022 Financial Year
Target Remuneration of the Current Management Board Members for the 2022 Financial Year
The following table shows the respective target total remuneration for Management Board members for the 2022 financial year. This includes the target total remuneration defined for the 2022 financial year, which will be granted in the case of a 100% target achievement. The target total remuneration is based on the assumption of continued service of all members of the Management Board throughout the entire 2022 financial year.

		Jean-Paul Kress, M.D.				Sung Lee
		Chief Executive Officer				Chief Financial Officer
		2022		2021		2022		2021
		in € thou-sands	share of total	in € thou-sands	share of total	in € thou-sands	share of total	in € thou-sands	share of total
Fixed remuneration	Base compensation	796.7	17.1%	770.0	22.9%	476.6	22.2%	466.1	22.2%
	Fringe benefits	211.6	4.6%	170.0	5.1%	536.0	25.0%	104.7	5.0%
	Private provision	—	—%	—	—%	—	—%	—	—%
	Total	1,008.2	21.7%	940.0	27.9%	1,012.6	47.2%	570.8	27.2%
Variable remuneration	Short-term incentive (STI)
	Bonus	637.3	13.7%	616.0	18.3%	333.6	15.5%	326.3	15.6%
	Long-term incentive (LTI)
	PSUP	3,000.0	64.6%	1,808.0	53.7%	800.0	37.3%	1,201.0	57.2%
	SOP	—	—%	—	—%	—	—%	—	—%
	Total	3,637.3	78.3%	2,424.0	72.1%	1,133.6	52.8%	1,527.3	72.8%
Total target remuneration		4,645.6	100.0%	3,364.0	100.0%	2,146.2	100.0%	2,098.1	100.0%

		Malte Peters, M.D.*
		Chief Research and Development Officer
		2022		2021
		in € thou-sands	share of total	in € thou-sands	share of total
Fixed remuneration	Base compensation	515.1	47.3%	504.9	31.2%
	Fringe benefits	81.0	7.4%	36.1	2.2%
	Private provision	33.0	3.0%	33.0	2.0%
	Total	629.1	57.7%	574.0	35.4%
Variable remuneration	Short-term incentive (STI)
	Bonus	360.5	33.1%	353.4	21.8%
	Long-term incentive (LTI)
	PSUP	100.0	9.2%	692.5	42.7%
	SOP	—	—%	—	—%
	Total	460.5	42.3%	1,045.9	64.6%
Total target remuneration		1,089.6	100.0%	1,619.9	100.0%

*Malte Peters, M.D., resigned from his position as member of the Management Board with effect as of September 30, 2022, and was released from his activities for the Company for the remaining term of his service agreement until December 31, 2022.
Remuneration Awarded and Due to Current Management Board Members in the 2022 Financial Year Pursuant to Section 162 AktG
The following tables present the fixed and variable remuneration components awarded and due within the meaning of Section 162 (1) sentence 1 AktG to the current Management Board members in the 2021 and 2022 financial years. The tables include all remuneration amounts actually received by the individual Management Board members in these financial years (“awarded”) and all remuneration amounts legally due but not yet received (“due”).
The amount of the annual bonus (STI) for the 2022 financial year will be determined and paid out during the 2023 financial year and will therefore be included in the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2023 financial year. In contrast, the remuneration awarded and due pursuant to Section 162 (1) sentence 1 AktG in the 2022 financial year also includes the annual bonus for the 2021 financial year, which was paid out in February 2022.
Furthermore, the stock options and performance shares granted in the 2018 financial year vested in the 2022 financial year. The value (in €) of the change in quantity of the stock options, i.e., the difference between the final and the originally granted number of stock options, is thereby attributed to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2022 financial year, based on the fair value of the stock options at the time they were granted in the 2018 financial year. Furthermore, the value of the MorphoSys shares transferred to fulfill the performance shares exercisable and exercised in the 2022 financial year shall be attributed to the remuneration awarded and due within the meaning of

Section 162 (1) sentence 1 AktG in the 2022 financial year, based on the share price of the MorphoSys AG share at the time of exercise.
In addition to the remuneration amounts, the relative proportion of all fixed and variable remuneration components in total remuneration is also disclosed in accordance with Section 162 (1) sentence 2 no. 1 AktG. These relative proportions relate to the remuneration components awarded and due within the meaning of Section 162 (1) sentence 2 no. 1 AktG in the respective financial year.

		Jean-Paul Kress, M.D.				Sung Lee
		Chief Executive Officer				Chief Financial Officer
		2022		2021		2022		2021

		in € thou-sands	share of total	in € thou-sands	share of total	in € thou-sands	share of total	in € thou-sands	share of total
Fixed remuneration	Base compensation	796.7	15.9%	770.0	39.8%	476.6	20.3%	425.9	87.2%
	Fringe benefits*	211.6	4.2%	170.0	8.8%	535.1	22.8%	62.8	12.8%
	Private provision	—	—%	—	—%	—	—%	—	—%
	Total	1,008.2	20.1%	940.0	48.6%	1,011.6	43.2%	488.6	100.0%
Variable remuneration	Short-term incentive (STI)
	Bonus	1,017.9	20.3%	995.3	51.4%	532.8	22.7%	—	—%
	Long-term incentive (LTI)
	PSUP	3,000.0	59.7%	—	—%	800.0	34.1%	—	—%
	SOP	—	—%	—	—%	—	—%	—	—%
	PSP (close-out value)	—	—%	—	—%	—	—%	—	—%
	SOP (close-out value)***	—	—%	—	—%	—	—%	—	—%
	Total	4,017.9	79.9%	995.3	51.4%	1,332.8	56.8%	—	—%
Others	Severance payment	—	—%	—	—%	—	—%	—	—%
Total remuneration as defined by Section 162 AktG		5,026.1	100.0%	1,935.3	100.0%	2,344.5	100.0%	488.6	100.0%

		Malte Peters, M.D.**
		Chief Research and Development Officer
		2022		2021

		in € thou-sands	share of total	in € thou-sands	share of total
Fixed remuneration	Base compensation	515.1	41.5%	504.9	34.1%
	Fringe benefits*	81.0	6.5%	36.1	2.4%
	private provision	33.0	2.7%	33.0	2.2%
	Total	629.1	50.7%	574.0	38.7%
Variable remuneration	Short-term incentive (STI)
	Bonus	575.8	46.4%	578.6	39.0%
	Long-term incentive (LTI)
	PSUP	100.0	8.1%	—	—%
	SOP	—	—%	—	—%
	PSP (close-out value)	20.4	1.6%	312.1	21.1%
	SOP (close-out value)***	-84.0	-6.8%	17.6	1.2%
	Total	612.2	49.3%	908.3	61.3%
Others	Severance payment	—	—%	—	—%
Total remuneration as defined by Section 162 AktG		1,241.3	100.0%	1,482.3	100.0%

*In addition to the fringe benefits mentioned here, contributions were also made to the pension scheme. For details see table Company pension plan. A sign-on bonus of € 425 thousand was paid to Sung Lee.
**Malte Peters,M.D., resigned from his position as member of the Management Board with effect as of the end of September 30, 2022, and was released from his activities for the Company for the remaining term of his service agreement until the end of December 31, 2022. For the corresponding period, Malte Peters M.D. received a base salary of €131.3 thousand, fringe benefits of €9.1 thousand, contributions towards private provisions of €8.3 thousand as well as a bonus of €146.8 thousand.
***The Board member Malte Peters, M.D., was granted 6,476 stock options (initial number of stock options) under the SOP 2018 at a fair value of € 32.45. At the end of the 4-year term and based on a target achievement of 60%, the final number was 3,886 stock options. The specified value represents the quantitative development of the stock options since the stock options have not yet been exercised.
Remuneration Awarded and Due to Former Management Board Members in the 2022 Financial Year Pursuant to Section 162 AktG
The following table shows the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG to former Management Board members in the 2022 financial year. In accordance with Section 162 (5) AktG, personal details are omitted for former Management Board members if they left the Management Board prior to December 31, 2012.

			Roland Wandeler Ph.D. (until 12/31/2021)		Simon Moroney Ph.D. (until 8/31/2019)		Jens Holstein (until 11/13/2020)		Markus Enzelberger, Ph.D. (until 2/29/2020)		Marlies Sproll, Ph.D.* (until 10/31/2017)		Arndt Schottelius M.D. Ph.D. (until 2/15/2017)
			in € thou- sands	in % of total	in € thou- sands	share of total	in € thou- sands	share of total	in € thou- sands	share of total	in € thou- sands	share of total	in € thou- sands	share of total
Fixed and variable remuneration	Bonus		629.7	41.6%	—	—%	—	—%	—	—%	—	—%	—	—%
	Other		883.4	58.4%	—	—%	—	—%	—	—%	—	—%	—	—%
	LTI	PSP	—	—%	65.5	(104.2%)	49.9	(146.0%)	41.5	(97.8%)	—	—%	—	—%
		SOP**	—	—%	(128.3)	204.2%	(84.0)	197.8%	(84.0)	197.8%	—	—%	—	—%
	Sub Total		1,513.1	100.0%	(62.8)	100.0%	(34.2)	100.0%	(42.5)	100.0%	—	—%	—	—%
	Total		1,513.1	100.0%	(62.8)	100.0%	(34.2)	100.0%	(42.5)	100.0%	—	—%	—	—%

*The position as Management Board member of Marlies Sproll, Ph.D., was suspended during the period 04/15/2017 to 10/31/2017.
**Former CEO Simon Moroney, Ph.D., was granted 9.884 stock options (initial number of stock options) under the SOP 2018 at a fair value of € 32.45. At the end of a 4-year term and based on a target achievement of 60%, the final number was 5.931 stock options. The former Board members Dr. Markus Enzelberger and Jens Holstein were each granted 6,476 stock options (initial number of stock options) under the SOP 2018 at a fair value of € 32.45. At the end of a 4-year term and based on a target achievement of 60%, the final number for each of them was 3.886 stock options. The specified values represent the quantitative true-up since the stock options have not yet been exercised.
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
In the 2022 financial year, the members of the Supervisory Board received a total of € 582,930.
The fixed annual base remuneration and the remuneration for work on committees are due and payable to Supervisory Board members in equal quarterly installments. Attendance fees and expense allowances for participation in Supervisory Board meetings are due and payable at the end of each calendar quarter in which the respective meetings took place.

		Base compensation		Committee compensation		Attendance fee		Total remuneration
		in € thousands	share of total	in € thousands	share of total	in € thousands	share of total	in € thousands
Marc Cluzel, M.D., Ph.D	2022	98.2	65.7%	6.0	4.0%	45.2	30.3%	149.4
	2021	98.2	59.5%	6.0	3.6%	60.8	36.8%	165.0
George Golumbeski, Ph.D.	2022	58.9	58.8%	12.0	12.0%	29.2	29.2%	100.1
	2021	58.9	57.7%	12.0	11.8%	31.2	30.6%	102.1
Krisja Vermeylen	2022	39.3	44.0%	18.0	20.2%	32.0	35.8%	89.3
	2021	39.3	39.7%	18.0	18.2%	41.6	42.1%	98.9
Michael Brosnan	2022	39.3	43.0%	18.0	19.7%	34.0	37.3%	91.3
	2021	39.3	44.1%	18.0	20.2%	31.8	35.7%	89.1
Sharon Curran	2022	39.3	54.2%	6.0	8.3%	27.2	37.5%	72.5
	2021	39.3	52.6%	6.0	8.0%	29.4	39.4%	74.7
Andrew Cheng, M.D., Ph.D. (since May 2022)	2022	24.5	60.3%	3.7	9.2%	12.4	30.5%	40.6
	2021	—	—%	—	—%	—	—%	—
Wendy Johnson (until May 2022)	2022	14.8	37.2%	4.5	11.4%	20.4	51.4%	39.7
	2021	39.3	40.9%	12.0	12.5%	44.8	46.6%	96.1

d.Comparison of Remuneration and Earnings Development
Pursuant to Section 162 (1) sentence 2 no. 2 AktG, the following table presents the earnings development of MorphoSys AG, the annual change in the remuneration of the members of the Management Board and the Supervisory Board, and the annual change in the average remuneration of the employees of MorphoSys AG on a full-time equivalent basis over the last five financial years. With regard to the financial years 2017 through 2020, the average remuneration of the Management Board and the Supervisory Board members is based on the remuneration disclosed in the remuneration report for the respective financial year, whereas for the financial years 2021 and 2022, the remuneration awarded and due pursuant to Section 162 (1) sentence 1 AktG in the respective financial year was used.
The development of earnings is presented by using the net profit/loss of MorphoSys AG for the year as performance indicator.
The average employee remuneration is calculated based on MorphoSys AG’s workforce in Germany, which had an average of 438 active employees (full-time equivalents, excluding trainees) in the 2022 financial year
The average employee remuneration includes personnel expenses for wages and salaries, fringe benefits, employer contributions to social security, any short-term variable remuneration components attributable to the financial year, as well as amounts of share-based remuneration.
The employee remuneration therefore corresponds, in principle, to remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in accordance with the remuneration of the Management Board and the Supervisory Board.

Financial year	2017	change	2018	change	2019	change	2020	change		2021	change	2022

Company earnings performance (in € thousands)
Net profit/loss*	(66,272.2)	(1.1)%	(67,033.8)	(23.9)%	(83,078.5)	(30.7)%	(108,622.3)	(185.8)%		(310,482.2)	232.4%	411,013.3
Average employee remuneration (in € thousands)
Average remuneration	114.3	(7.5)%	105.7	(3.3)%	102.3	10.8%	113.3	17.6%		133.2	(2.0)%	130.6
Management Board remuneration (in € thousands)
Jean-Paul Kress, M.D.	—	—%	—	—%	3,567.9	(14.9)%	3,035.6	(36.2)%		1,935.3	159.7%	5,026.1
Sung Lee	—	—%	—	—%	—	—%	—	****		488.6	379.8%	2,344.5
Malte Peters, M.D.	1,518.3	4.9%	1,592.2	13.9%	1,813.2	(0.3)%	1,808.0	(16.5)%		1,510.2	(17.8)%	1,241.3

Former Management Board members (in € thousands)**
Roland Wandeler, Ph.D. (until December 31, 2021)	—	—%	—	—%	—	—%	676.0	64.9%		1,115.0	35.7%	1,513.1
Simon Moroney, Ph.D. (until August 31, 2019)	1,723.6	32.3%	2,280.8	13.9%	2,596.7	(14.9)%	2,209.8	(65.2)%	-	768.3	(108.2)%	(62.8)
Jens Holstein (until November 13, 2020)	1,249.3	32.5%	1,655.5	12.9%	1,869.3	83.6%	3,432.7	(2.8)%	-	3,335.8	(101.0)%	(34.2)
Markus Enzelberger, Ph.D. (until February 29, 2020)	1,029.8	33.6%	1,376.1	6.2%	1,461.8	(55.7)%	647.6	(58.5)%	-	268.6	(115.8)%	(42.5)
Marlies Sproll, Ph.D. (until October 31, 2017)***	728.6	(61.5)%	280.8	129.8%	645.3	107.9%	1,341.6	(83.3)%	-	224.4	(100.0)%	—
Arndt Schottelius M.D., Ph.D. (until February 28, 2017)	204.0	(77.2)%	46.5	377.3%	222.1	(16.9)%	184.5	(100.0)%	-	—	—%	—

* The improvement in results of operations in 2022 was mainly due to the reduction in other provisions to Incyte due to updated planning assumptions regarding expected net cash flows from future Monjuvi sales and the pro rata reversal of deferred income related to Royalty Pharma for otilimab and gantenerumab due to the updates published in Q4 2022 by GlaxoSmithKline and Roche, respectively.
** The values shown include for the first time the quantitative true-up for the long-term variable incentive programs.
*** The Management Board activities of Dr. Marlies Sproll were suspended in the period from April 15, 2017 to October 31, 2017.
**** The display of a change to fiscal 2020 is not possible due to the entry of Sung Lee in February 2021.

Financial year	2017	change	2018	change	2019	change	2020	change	2021	change	2022
Company earnings development (in € thousands)
Net profit/loss*	(66,272.2)	(1.1%)	(67,033.8)	(23.9%)	(83,078.5)	(30.7%)	(108,622.3)	(185.8%)	(310,482.2)	232.4%	411,013.3
Average employee remuneration (in € thousands)
Average remuneration	114.3	(7.5%)	105.7	(3.3%)	102.3	10.8%	113.3	17.6%	133.2	(2.0%)	130.6
Supervisory Board remuneration (in € thousands)
Marc Cluzel, M.D., Ph.D.	79.0	38.2%	109.1	36.2%	148.6	8.1%	160.6	2.7%	165.0	(9.5%)	149.4
George Golumbeski, Ph.D.	—	—%	54.2	53.0%	82.9	16.0%	96.1	6.2%	102.1	(2.0%)	100.1
Krisja Vermeylen	45.0	65.3%	74.3	20.7%	89.7	6.7%	95.7	3.3%	98.9	(9.7%)	89.3
Michael Brosnan	—	—%	47.6	79.3%	85.3	0.5%	85.7	4.0%	89.1	2.5%	91.3
Sharon Curran	—	—%	—	—%	39.4	91.1%	75.3	(0.8%)	74.7	(2.9%)	72.5
Andrew Cheng M.D., Ph.D. (since 05/2022)	—	—%	—	—%	—	—%	—	—%	—	—%	40.6
Former Supervisory Board members (in € thousands)
Dr. Gerald Möller (until 05/2018)	132.0	(63.4%)	48.4	(100.0%)	—	—%	—	—%	—	—%	—
Wendy Johnson (until 05/2022)	84.2	(0.7%)	83.6	(0.4%)	83.2	6.7%	88.8	8.2%	96.1	(58.7%)	39.7
Frank Morich, M.D. (until 04/2020)	80.4	4.7%	84.2	24.1%	104.5	(68.8%)	32.6	(100.0%)	—	—%	—
Karin Eastham (until 05/2017)	68.2	(64.6%)	24.1	(100.0%)	—	—%	—	—%	—	—%	—
Klaus Kühn (until 05/2018)	34.4	(100.0%)	—	—%	—	—%	—	—%	—	—%	—
Dr. Walter Blättler (until 08/2015)	—	—%	—	—%	—	—%	—	—%	—	—%	—
Dr. Daniel Camus (until 08/2015)	—	—%	—	—%	—	—%	—	—%	—	—%	—
Dr. Geoffrey Vernon (until 08/2015)	—	—%	—	—%	—	—%	—	—%	—	—%	—

* The improvement in results of operations in 2022 was mainly due to the reduction in other provisions to Incyte due to updated planning assumptions regarding expected net cash flows from future Monjuvi sales and the pro rata reversal of deferred income related to Royalty Pharma for otilimab and gantenerumab due to the updates published in Q4 2022 by GlaxoSmithKline and Roche, respectively.

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
f.Supplementary Notes
This report is also available in German. In the event of any discrepancies, the German version shall be the authoritative version.
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
Further, the Company has established the so-called Executive Committee. Under the leadership of the Chief Executive Officer of the Company, the Executive Committee is responsible for strategy development, the operational management of the Company and the achievement of its objectives and results. It shall prepare decisions for the resolutions of the Management Board and adopt decisions together with the Management Board, unless they fall within the sole competence of the Management Board by virtue of the law or a resolution of the Supervisory Board. The Executive Committee consists of the members of the Management Board and senior leadership persons of the Company from the core areas of the Company such as Business Development & Licensing and Alliance Management, Technical Operations, Human Resources as well as Legal, Compliance & Intellectual Property. Currently, besides the members of the Management Board, the members of the Executive Committee are Barbara Krebs-Pohl, Ph.D. (Chief Business Officer), Maria Castresana (Senior VP, Global Head of Human Resources), Joe Horvart (US General Manager),Tim Demuth, Ph.D. (Chief Research and Development Officer) and Luisa Ciccarelli (SVP, Global Head of Technical Operations).
Meetings of the Executive Committee in general take place weekly and at least every two weeks and at any time required in the interest of the Company. Management Board meetings shall in general take place at least once per month and if this is required in the interest of the Company and are chaired by the Chief Executive Officer. During these meetings, resolutions are passed concerning dealings and transactions that, under the bylaws, require the approval of the entire Management Board. At least half of the Management Board’s members must be present to pass a resolution. Management Board resolutions are passed by a simple majority. For material events, each Management Board or Supervisory Board member can call an extraordinary meeting of the entire Management Board. Management Board resolutions can also be passed outside of meetings by an agreement made orally, by telephone or in writing (also by e-mail). Minutes are taken of each meeting of the full Management Board, are submitted for approval to the full Management Board and for signature by the Chief Executive Officer at the following meeting.
In addition to the regularly scheduled meetings, Management Board strategy workshops are also held for developing and prioritizing the Group-wide strategic objectives.
The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Group’s position, risk management and other compliance issues. Extraordinary meetings of the Supervisory Board are also called for material events. The Management Board involves the Supervisory Board in the strategy, planning and all fundamental Company issues. In addition to regular Supervisory Board meetings, a strategy meeting generally takes place between the Management Board and Supervisory Board once annually to discuss our strategic direction. The Management Board’s bylaws specify that material business transactions require the approval of the Supervisory Board. Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2022 financial year can be found in the Report of the Supervisory Board.
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
The Supervisory Board has a quorum when at least two-thirds of its members take part in the vote. Resolutions of the Supervisory Board are generally passed with a simple majority. In the event of a tied vote, the vote of the Chairperson of the Supervisory Board is decisive.
Minutes are completed for Supervisory Board meetings and resolutions passed outside of meetings. A copy of the Supervisory Board’s minutes is made available to all Supervisory Board members. The Supervisory Board regularly conducts an evaluation in accordance with the recommendations of the German Corporate Governance Code on how effective the Supervisory Board and its committees are. The members of the Management Board also participate in this evaluation.
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
Audit Committee
The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual statutory and consolidated financial statements, the activities of the auditor and internal control functions, such as risk management, compliance and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the election at the Annual General Meeting of an independent auditor. The members of the Audit Committee are Michael Brosnan (Chair), Sharon Curran and Krisja Vermeylen. Currently, Michael Brosnan, Krisja Vermeylen and Sharron Curran meet the prerequisite of an independent expert for accounting and audit respectively.

Remuneration and Nomination Committee
The Remuneration and Nomination Committee is responsible for preparing and reviewing the Management Board’s compensation system annually before its final approval. When necessary, the Committee searches for suitable candidates to appoint to the Management Board and Supervisory Board and submits appointment proposals to the Supervisory Board. The Committee also prepares the contracts made with Management Board members. The members of the Remuneration and Nomination Committee are Krisja Vermeylen (Chairperson), Marc Cluzel, M.D., Ph.D., and Michael Brosnan.
Science and Technology Committee
The Science and Technology Committee advises the Supervisory Board on matters concerning proprietary drug and technology development and prepares the relevant Supervisory Board resolutions. The members of the Science and Technology Committee are George Golumbeski, Ph.D. (Chairperson), Sharon Curran, and Andrew Cheng, M.D., Ph.D.
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
The German Corporate Governance Code (the “Code”) provides a standard for the transparent monitoring and management of companies that strongly emphasizes shareholder interests. The German Federal Ministry of Justice originally published the Code in 2002; it was last amended on April 28, 2022, (Code “2022”), which came into force on June 27, 2022. In particular, the Code contains principles, recommendations and suggestions for the Management Board and the Supervisory Board that are intended to ensure that the company is managed in the enterprise’s best interests. Further, the objective of the Code is to make the dual German corporate governance system transparent and understandable. Against this background, the Code aims to promote confidence in the management and supervision of German listed companies by investors, customers, employees and the general public.
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
Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years. Our corporate governance is detailed in the Statement on Corporate Governance pursuant to Section 289f HGB and the Group Statement on Corporate Governance pursuant to 315d HGB. The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices and a description of the Management Board and Supervisory Board’s working practices. Additional information can be found in the Corporate Governance Report of the 2022 Annual Report.
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

D.Employees
On December 31, 2022, the MorphoSys Group had 629 employees (December 31, 2021: 732). The MorphoSys Group employed an average of 647 employees in 2022 (2021: 678).
Of the average 647 employees, 7 worked in production, 438 in research and development, 130 in general and administrative positions, and 72 in sales and marketing. All of these employees are based at our locations in Germany and the United States. We do not have collective wage agreements with our employees, and there were no employee strikes during the reporting year.
At the end of the 2022 reporting year, our workforce comprised employees representing 43 different nationalities (2021: 43).
E.Share Ownership
The members of the Management Board and the Supervisory Board hold less than 1% of the shares issued by the Company. All shares, performance shares and stock options held by each member of the Management Board and the Supervisory Board are listed below.
Directors’ Holdings
Ordinary Shares

	1/1/2022	Additions	Sales	12/31/2022
Management Board
Jean-Paul Kress, M.D.	0	0	0	0
Sung Lee	2,250	0	0	2,250
Malte Peters, M.D.	7,456	0	0	0
Total	9,706	0	0	2,250
Supervisory Board
Marc Cluzel, M.D., Ph.D.	1,000	3,500	0	4,500
Michael Brosnan	5,000	0	0	5,000
Sharon Curran	0	0	0	0
George Golumbeski, Ph.D.	0	0	0	0
Wendy Johnson	563	0	0	0
Krisja Vermeylen	1,000	1,000	0	2,000
Total	7,563	4,500	0	11,500
Stock Options

	1/1/2022	Additions	Forfeitures	Exercises	12/31/2022
Management Board
Jean-Paul Kress, M.D.	81,989	0	0	0	81,989
Sung Lee	0	0	0	0	0
Malte Peters, M.D.	33,110	0	0	0	0
Total	115,099	0	0	0	81,989

Performance Shares

	1/1/2022	Additions	Adjustment due to Performance Criteria 1	Forfeitures	Allocations 2	12/31/2022
Management Board
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Sung Lee	0	0	0	0	0	0
Malte Peters, M.D.	3,105	0	(1,347)	0	0	0
Total	3,105	0	(1,347)	0	0	0
1 Adjustments based on determined performance criteria. For performance criteria that have not yet been met, 100% target achievement is assumed.
2 Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year vesting period.

The members of our Supervisory Board do not hold stock options, convertible bonds or performance shares.
A detailed description of the stock option plans and long-term-incentive programs granted to members of our Management Board can be found in the Notes (sections 5.1 and 5.2).

Item 7. Major Shareholders and Related Party Transactions

A.Major Shareholders
The following table sets forth information, as of February 25, 2023, regarding the beneficial ownership of our ordinary shares for:
•members of our Supervisory Board;
•members of our Management Board;
•members of our supervisory and Management Boards as a group; and
•each person who has reported to us that such person beneficially owns 3% or more of our outstanding ordinary shares pursuant to applicable German law or 5% or more of our outstanding shares pursuant to applicable U.S. law.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 25, 2023. The percentage of shares beneficially owned is computed on the basis of 34,231,943 issued shares as of February 25, 2023. Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
Except as otherwise indicated in the table below, the address of each of the directors, executive officers and named beneficial owners is Semmelweisstrasse 7, 82152 Planegg, Germany.

Shareholders with 3% or more	Numbers	%
JP Morgan Chase & Co (1)	1,961,437	5.73%
T. Rowe Price Group, Inc. (2)	1,799,250	5.26%
Armistice Capital Master Fund Ltd. (3)	1,768,000	5.16%
Royalty Pharma Investments 2019 ICAV (4)	1,337,552	3.91%
Adage Capital Partners, LP. (5)	1,100,000	3.21%

Members of Supervisory Board and Management Board	Numbers	%
Jean-Paul Kress, M.D.	0	*
Sung Lee	2,250	*
Marc Cluzel, M.D., Ph.D.	4,500	*
Michael Brosnan	5,000	*
Sharon Curran	0	*
George Golumbeski, Ph.D.	0	*
Andrew Cheng, M.D., Ph.D.	0	*
Krisja Vermeylen	2,000	*
Members of Supervisory Board and Management Board (as a group)	13,750	*
 * Indicates holdings of less than 1%
(1)The information is based solely on a notification provided by JPMorgan Chase & Co. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on January 18, 2023. The principal business address of JPMorgan Chase & Co. is 880 Powder Mill Rd., Wilmington, Delaware 19807, United States.
(2)The information is based solely on a notification provided by T. Rowe Price Group, Inc. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on December 23, 2022. The principal business address of T. Rowe Price Group is 100 East Pratt Street, Baltimore, Maryland 21202.
(3)The information is based solely on a notification provided by Armistice Capital Master Fund Ltd. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on January 19, 2023. The principal business address of Armistice Capital Master Fund Ltd. is 510 Madison Ave, New York, United States.
(4)The information is based solely on a notification provided by Royalty Pharma PLC pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on August 2, 2021. The principal business address of Royalty Pharma plc is The Pavilions, Bridgewater Road, Bristol, England, BS13 8AE.
(5)The information is based solely on a notification provided by Adage Capital Partners, L.P. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on December 22, 2022. The principal business address of Adage Capital Partners, L.P. is 200 Clarendon 52nd Fl. St, Boston, Massachusetts.
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
B.Related Party Transactions
Since January 1, 2022, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our Supervisory or Management Boards, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in the “Directors, Senior Management and Employees” and “Major Shareholders” sections of this report.
C.Interests of Experts and Counsel
Not applicable.
Item 8.Financial Information

A.Consolidated Statements and Other Financial Information
Consolidated Financial Statements
Our consolidated financial statements are appended at the end of this annual report on Form 20-F, starting at page F-1, and incorporated herein by reference.
Legal Proceedings
From time to time, we are subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this report, we do not believe we are party to any claim or litigation, the outcome of which would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Within the past twelve months, we have not been party to any litigation, arbitration proceedings or administrative proceedings that we believe may have a material effect on our financial condition or profitability, and we are not aware of any such proceedings being pending or threatened. For further details also refer to Notes (section 6.2 Contingent Liabilities)
Dividend Distribution Policy
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

B.Significant Changes
A detailed description of the significant changes can be found in the Notes (section 6.9).
Item 9.The Offer and Listing

A.Offer and Listing Details
The ADS have been listed on Nasdaq Global Market under the symbol “MOR” since April 23, 2018. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on the Frankfurt Stock Exchange under the symbol “MOR” since March 1999. Prior to that date, there was no public trading market for ADSs or our ordinary shares.
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
D.Exchange Controls
There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the EU. Restrictions currently exist with respect to, among others, Belarus,

Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Lebanon, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia and Zimbabwe. In this regard, for reaching financial restrictions have also been introduced with regards to Russia. The regulatory environment regarding such legal restrictions is rapidly changing, reflective of evolving geopolitical environments.
For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds € 12,500 (or the equivalent in a foreign currency) and (ii) in case the sum of claims against, or liabilities payable to, non-resident individuals or corporations exceeds € 5,000,000 (or the equivalent in a foreign currency) in the aggregate at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.
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
Tax-loss carryforwards can be used to fully offset taxable income for corporate income tax and trade tax purposes up to an amount of EUR 1 million. If the taxable profit for the year or taxable profit subject to trade taxation exceeds this threshold, only up to 60% of the amount exceeding the threshold may be offset by tax-loss carryforwards. The remaining 40% is subject to tax (minimum taxation) (Mindestbesteuerung). The rules also provide for a tax carryback to the previous year with regard to corporate income tax. As a response to the COVID-19 pandemic tax carryback options for corporate income tax purposes were extended for fiscal years 2020 and 2021 and as well for 2022. Unused tax-loss carryforwards may be generally carried forward indefinitely and used in subsequent assessment periods to offset future taxable income in accordance with this rule.
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
German Taxation of ADS Holders
General
Based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1 – S 2204/12/10003, as amended by the circular dated December 18, 2018 (reference number IV C 1 – S 2204/12/10003), in respect of the taxation of American Depositary Receipts, or ADRs, on domestic shares, or the ADR Tax Circular, for German tax purposes, the ADSs should, in light of the ADR Tax Circular, represent a beneficial ownership interest in the underlying shares of MorphoSys and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends would accordingly be attributable to holders of the ADSs for German tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of MorphoSys with respect to capital gains. However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. For the purpose of this German tax section, it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.
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
However, a circular issued by the German Federal Ministry of Finance, dated January 18, 2016, reference number IV C 1-S2252/08/10004 :017, amended by circular dated September 16, 2019, reference number IV C 1-S2252/08/10004 :027, provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the share capital of a German company. While circulars issued by the German Federal Ministry of Finance are only binding on the German tax authorities but not on the German courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the event that the disbursing agent did not follow the above-mentioned guidance. In this case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”.
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
Since 2021, the basis for the calculation of the solidarity surcharge (Solidaritätszuschlag) has been reduced for certain individual persons being subject to tax assessments (other than withholding taxes), and in certain cases, the solidarity surcharge has been abolished. However, the abolition or reduction of the solidarity surcharge is not applicable to corporations. In addition, the abolition or reduction of the solidarity surcharge will not affect withholding taxes. Solidarity surcharge will still be levied at 5.5% on the full withholding tax amount and withheld accordingly. There will not be any separate refund of such withheld solidarity surcharge (regardless of the aforementioned exemption limits) in case the withholding tax cannot be refunded either.
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
Other Taxes
No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on dividend payments neither on the purchase, sale or other transfer of ADSs.
U.S. Taxation
The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. holders (as defined below) of owning and disposing of the ADSs.
The information provided below is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, the Treaty, Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below.
This discussion does not provide a complete analysis of all potential U.S. tax considerations that may be relevant to a decision to purchase ADSs by any particular investor. In particular, this discussion does not address tax considerations applicable to a

U.S. holder (as defined in “—U.S. Taxation” below) that may be subject to special tax rules, including, without limitation, dealers or traders in securities, notional principal contracts or currencies, financial institutions, insurance companies, U.S. expatriates and inverted companies, certain stapled companies, tax-exempt organizations, tax-deferred or other retirement accounts, regulated investment companies, real estate investment trusts, a person that holds ADSs as part of a hedge, straddle, conversion or other integrated transaction for tax purposes, a person that purchases or sells ADSs as part of a wash sale for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person who does not hold the ADSs as capital assets for tax purposes, a person who acquired the ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, a person subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs being taken into account in an applicable financial statement; or a person that owns or is deemed to own 10% or more of the company’s shares by vote or value. In addition, the summary does not address the 3.8% Medicare tax imposed on certain net investment income, the alternative minimum tax or any aspect of U.S. federal estate and gift tax laws or any foreign, state or local laws that may be applicable to a holder.
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
Distributions
Subject to the discussion below under “PFIC Rules,” the gross amount of any distribution that is actually or constructively received by a U.S. holder with respect to its ADSs without reduction for any German taxes withheld will be a dividend to the extent the amount of such distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of such distribution exceeds our current or accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital to the extent of such U.S. holder’s adjusted tax basis in its ADSs, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as capital gain from the sale of the ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be reported as dividend income for U.S. federal income tax purposes. If you are a non-corporate U.S. holder, dividends paid to you that constitute “qualified dividend income” (discussed below) should be taxable to you at a preferential rate (rather than the higher rates of tax generally applicable to items of ordinary income).
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
Based on the current composition of our income and valuation of our assets, we believe it is possible that we could be treated as a PFIC for the 2022 taxable year, and we may also be treated as a PFIC in any future taxable year. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change. In particular, the total value of our assets for purposes of the asset test generally will be calculated taking into account the market price of our ADSs or ordinary shares, which may fluctuate considerably. Fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position.
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
If we were to be classified as a PFIC, a U.S. holder may make a mark-to-market election with respect to its ADSs provided the ADSs are treated as regularly traded on a qualified exchange or other market as defined in applicable Treasury Regulations. The Nasdaq Stock Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. holder if we are classified as a PFIC. Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, however, a U.S. holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. holders should consult their tax advisors regarding the potential availability and consequences of a mark-to-market election in case we are classified as a PFIC in any taxable year.
[We do not intend to make available the information necessary for a U.S. holder to make a “qualified electing fund” election.] If a U.S. holder makes an effective qualified electing fund election, the U.S. holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. holder’s pro rata share of our earnings in excess of our net capital gains. However, a U.S. holder can only make a qualified electing fund lection with respect to ADSs of in a PFIC if such company agrees to furnish such U.S. holder with certain tax information annually. We cannot offer any assurance that we will make available the information necessary for a U.S. holder to make a “qualified electing fund” election.
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
The financial liabilities from future payments to Royalty Pharma are dependent on future royalty income, which is determined on the basis of sales in US dollars. The transfer of assigned license revenues is settled in Euros. Refer to Note 4.20 for a sensitivity analysis on the impact of a change in the foreign exchange rate.
Different foreign exchange rates and their impact on financial assets and liabilities were simulated in a sensitivity analysis to determine the effects on profit or loss. Positive amounts would increase a consolidated net profit or decrease a consolidated net loss. Negative amounts would decrease a consolidated net profit or increase a consolidated net loss.

in million €	2022	2021	2020
Increase of the Euro by 10%	15.6	39.3	16.8
Decrease of the Euro by 10%	(19.7)	(48.0)	(25.6)
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

in million €	2022	2021	2020
Increase of the variable Interest Rate by 0.5%	2.4	0.8	1.2
Decrease of the variable Interest Rate by 0.5%	(2.4)	(0.8)	(1.4)
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
On September 12, 2022, we drew US$ 300.0 million (€ 295.4 million) from the development funding bond agreement with Royalty Pharma (concluded in 2021). Repayment will be made at 2.2 times the amount drawn according to a fixed payment schedule within ten years and nine months after drawdown without any repayment in the first two years after drawdown. This corresponds to a nominal interest rate of 13.3%.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depository Shares
The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents one-quarter (1/4) of a deposited share with The Bank of New York Mellon SA/N.V., as custodian for the depositary in Frankfurt. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286, United States. The Bank of New York Mellon’s principal executive office is located at 240 Greenwich Street, New York, New York 10286, United States.
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
None.
Item 15. Controls and Procedures
Item 15A. Disclosure Controls and Procedures
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
Item 15B. Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed by or under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards.
As of December 31, 2022, our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2022 is effective.
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
Item 15C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

Item 15D. Changes in Internal Control over Financial Reporting
We regularly review our system of internal control over financial reporting and make changes to our processes and systems to further strengthen controls and increase efficiency, while ensuring that we maintain an effective internal control environment.
There were no changes in our internal control over financial reporting (as required by Rules 13a 15(d) and 15d 15(d) of the Exchange Act) that occurred during the fiscal year ended December 31, 2022, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16B. Code of Ethics
The Code of Conduct is available on the MorphoSys website at www.morphosys.com. It sets forth the key principles and ethical standards for how we work together to develop and deliver innovative therapies, how we protect the value and integrity of MorphoSys worldwide, and how we work with our customers, suppliers, public authorities, and other partners and stakeholders in conducting our business. The Code of Conduct applies to all employees and Management Board members (including officers and directors) of MorphoSys. Certain business partners, such as agents, consultants and vendors serve as an extension of MorphoSys. They are expected to follow the spirit of the Code of Conduct, as well as any applicable regulations and contractual provisions, when working on behalf of MorphoSys. We expect all of us to act with honesty and integrity, to comply with applicable laws and industry practices, and to exercise reasonable judgment when conducting business on behalf of MorphoSys. If we make any amendment to our code of conduct or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.
Item 16C. Principal and Accountant Fees and Services
PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft has served as our independent registered public accounting firm for the years ending December 31, 2022 and 2021. The following table sets out the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers and their member firms and / or affiliates in 2022 and 2021:

Year ended December 31 (in 000' €)	2022	2021
Audit Fees	2,335	2,141
Fees for Other Assurance Services	112	116
Tax Service Fees	0	0
Other Fees for Other Services	11	2
Total	2,458	2,258
Audit fees relate to the audit of the financial statements as set out in this Annual Report, certain procedures on our quarterly results, audit of our internal control over financial reporting and services related to our statutory and regulatory filings of our subsidiaries.
Fees for other assurance services in 2022 and 2021 relate to services in connection with the non-financial group report as well as the audit of the content of the remuneration report.
The Audit Committee has approved the audit fees and all of the fees for other assurance services and other fees for other services for the years 2022 and 2021. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm. On a yearly basis, the Audit Committee pre-approves non-audit services performed by the independent registered public accounting firm up to a limit in line with EU regulation.

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant's Certifying Accountant
None.
Item 16G. Corporate Governance
In general, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers such as us, to follow home country corporate governance practices instead of certain provisions of the Nasdaq Stock Market Rules. In addition, we also may qualify for certain exemptions under the Nasdaq Stock Market Rules as a foreign private issuer that may affect our corporate governance practices.
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
Code of Conduct. Nasdaq Listing Rule 5610 requires companies to adopt and make publicly available a code of conduct applicable to all directors, officers and employees. Although there is no requirement under German law for a company to have a code of conduct, we nevertheless have one in place applying to our Management Board and employees but not to our Supervisory Board.
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
Shareholder Approval Requirements. Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before the issuance of securities to undertake any of the following transactions:
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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.
PART III

Item 17.Financial Statements
Not applicable.
Item 18.Financial Statements
See pages F-1 through F-83 of this Annual Report on Form 20-F.
Item 19.Exhibits

Report of Independent Registered Public Accounting Firm
To the Supervisory Board and Stockholders of MorphoSys AG
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheet of MorphoSys AG and its subsidiaries (the “Company”) as of December 31, 2022 and 2021 and the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
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
Subsequent measurement of the financial liability arising from the Incyte collaboration and license agreement
As described in Notes 2.6.1 and 4.19 to the consolidated financial statements, as of December 31, 2022, the Company has recorded a current and non-current financial liability of € 220.3 million related to the collaboration and license agreement with Incyte Corporation, USA (hereinafter “Incyte”). The current and non-current financial liability represent Incyte’s prepaid entitlement to future profit sharing on sales of Monjuvi® (tafasitamab-cxix) in the USA. The financial liability is subsequently measured at amortized cost using the effective interest method. The basis for the valuation is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the USA for the years ahead. Management’s significant assumptions include the forecasted number of patients and the expectations on selling price and costs associated with the sale of Monjuvi® (tafasitamab-cxix).
The principal considerations for our determination that performing procedures relating to the subsequent measurement of the financial liability from the Incyte collaboration and license agreement is a critical audit matter are that the outcome of the subsequent measurement of the financial liability is dependent to a large extent on the assumptions made by management with respect to the future cash outflows and inflows, the forecasted number of patients, the expectations on selling price and the costs associated with the sale of Monjuvi® (tafasitamab-cxix) and is therefore subject to significant judgement by management and considerable uncertainty. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s cash flow projections and significant assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the subsequent measurement of the financial liability from the Incyte collaboration and license agreement. Our procedures also included, among others, testing management's process for the subsequent measurement of the financial liability, including evaluating the reasonableness of management’s significant assumptions regarding the cash outflows and inflows, the forecasted number of patients, the expectations on selling price and the costs associated with the sale of Monjuvi® (tafasitamab-cxix), and testing the completeness, accuracy, and relevance of underlying data used in the model. Professionals with specialized skill and knowledge were involved to assist in evaluating the reasonableness of the assumptions.
Recoverability of the goodwill of the group of CGUs Constellation and the intangible asset pelabresib
As described in Notes 2.6.9, 4.10 and 4.11 to the consolidated financial statements, as of December 31, 2022, the goodwill of € 354.6 million and the pelabresib intangible asset not yet available for use of € 794.3 million related to the acquisition of Constellation were subject to an annual impairment test. The recoverable amount of the group of cash-generating units (CGUs) Constellation and the pelabresib intangible asset not yet available for use was determined on the basis of value-in-use calculations. The cash flow projections included expected payments from the commercialization of pelabresib and other compounds, the cash outflows for anticipated research and development, and the costs for pelabresib’s and the other compounds' commercialization. The calculation showed that the value-in-use was higher than the carrying amount of the CGUs Constellation and the pelabresib intangible asset not available for use.
The principal considerations for our determination that performing procedures relating to the assessment of impairment of the goodwill related to the group of CGUs Constellation and the pelabresib intangible asset not available for use is a critical audit matter are that the outcome of the impairment test of the goodwill of the group of CGUs Constellation and the pelabresib intangible asset not available for use is dependent to a large extent on the assumptions made by management with respect to the future cash flows, the expected payments from the commercialization of pelabresib and other compounds as well as the costs for commercialization of pelabresib and other compounds, the forecasted number of patients, the expectation on selling price, the probability of successful product development and the discount rate and is therefore subject to significant judgement by management and considerable uncertainty. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s cash flow projections and significant assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of impairment of the goodwill of the group of CGUs Constellation and the pelabresib intangible asset not available for use. Our procedures also included, among others, testing management's process for determining the recoverable amounts, evaluating the completeness, accuracy and relevance of the underlying data used in the models and assessing the reasonableness of the key assumptions used by management, relating to the forecasted number of patients, the expectation on selling price, the probability of successful product development and the discount rate. Professionals with specialized skill and knowledge were involved to assist in evaluating the reasonableness of the assumptions.
Subsequent measurement of the financial liabilities arising from the agreements with Royalty Pharma on the sale of future license income and revenues
As described in Notes 2.6.1 and 4.20 to the consolidated financial statements, as of December 31, 2022, financial liabilities amounting to € 1,141.9 million were recognized due to the royalty purchase agreement and the revenue participation agreement with Royalty Pharma plc, USA, and Royalty Pharma USA Inc., USA, (hereinafter jointly “Royalty Pharma”) and Constellation. The financial liabilities represent Royalty Pharma's right to receive certain future license income in the form of royalties of Tremfya and future revenues from sales of the product candidates pelabresib and tulmimetostat. The planning assumptions are influenced by estimates and mainly relate to the probability of successful product development, the expected license income and revenues from sales of Tremfya, pelabresib and tulmimetostat. Revenues are influenced by variable factors such as forecasted number of patients and the expectations on selling price. The financial liabilities are subsequently measured at amortized cost using the effective interest method.
The principal considerations for our determination that performing procedures relating to the subsequent measurement of the financial liabilities from the agreements with Royalty Pharma is a critical audit matter are that the outcome of the subsequent measurement of the financial liabilities is dependent to a large extent on the assumptions made by management with respect to the future license income in the form of royalties of Tremfya and future revenues from sales of pelabresib and tulmimetostat, including i) forecasted number of patients, ii) expectations on selling price, iii) probability of successful product development and is therefore subject to significant judgement by management and considerable uncertainty. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s cash flow projections and significant assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the measurement of the financial liabilities arising from the agreements with Royalty Pharma. Our procedures also included, among others, testing management's process for the subsequent measurement of the financial liabilities evaluating the completeness, accuracy and relevance of the underlying data used in the models and assessing the reasonableness of the key assumptions used by management, relating to the probability of successful product development, the expected license income and revenues from sales of Tremfya, pelabresib and tulmimetostat, forecasted number of patients and expectations on selling price. Professionals with specialized skill and knowledge were involved to assist in evaluating the reasonableness of the assumptions.
Munich, Germany
March 14, 2023
PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

/s/Sebastian Stroner	/s/Stefano Mulas
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)
We have served as the Company’s auditor since 2011.

MorphoSys-Group:
Consolidated Financial Statements

Consolidated Statement of Profit or Loss (IFRS)

in €	Note	2022	2021	2020
Product Sales		84,899,483	66,860,637	18,523,670
Royalties		99,870,756	65,576,120	42,467,924
Licenses, Milestones and Other		93,496,764	47,175,087	266,706,871
Revenues	2.5.1, 3.1	278,267,003	179,611,844	327,698,465
Cost of Sales	2.5.2, 3.2	(48,619,885)	(32,194,705)	(9,174,146)
Gross Profit		229,647,118	147,417,139	318,524,319
Operating Expenses
Research and Development	2.5.3, 3.3.1	(297,812,160)	(225,211,206)	(139,369,832)
Selling	2.5.3, 3.3.2	(92,402,354)	(121,542,621)	(107,742,684)
General and Administrative	2.5.3, 3.3.3	(60,143,637)	(78,292,297)	(51,403,257)
Impairment of Goodwill	2.6.9, 3.3.5, 4.11	0	(230,714,620)	(2,057,000)
Total Operating Expenses		(450,358,151)	(655,760,744)	(300,572,773)
Operating Profit / (Loss)		(220,711,033)	(508,343,605)	17,951,546
Other Income	3.4	11,964,616	8,189,829	14,584,829
Other Expenses	3.4	(15,584,261)	(6,368,762)	(5,175,177)
Finance Income	3.4	412,065,798	96,612,146	92,047,221
Finance Expenses	3.4	(165,897,761)	(181,456,484)	(96,214,409)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	6.4.1	(12,000)	316,000	(702,000)
Share of Loss of Associates accounted for using the Equity Method	2.2.2, 4.12	(4,305,026)	0	0
Income Tax Benefit / (Expenses)	2.5.4, 3.5	(168,578,523)	76,590,860	75,398,566
Consolidated Net Profit / (Loss)		(151,058,190)	(514,460,016)	97,890,576
Earnings per Share, Basic and Diluted (in €)	2.5.5, 3.6	(4.42)	(15.40)	—
Earnings per Share, Basic	2.5.5, 3.6	—	—	3.01
Earnings per Share, Diluted	2.5.5, 3.6	—	—	2.97
Shares Used in Computing Earnings per Share, Basic and Diluted	2.5.5, 3.6	34,155,650	33,401,069	—
Shares Used in Computing Earnings per Share, Basic	2.5.5, 3.6	—	—	32,525,644
Shares Used in Computing Earnings per Share, Diluted	2.5.5, 3.6	—	—	33,167,852
The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income (IFRS)

in €	2022	2021	2020
Consolidated Net Profit / (Loss)	(151,058,190)	(514,460,016)	97,890,576
Items that will not be reclassified to Profit or Loss
Change in Fair Value of Shares through Other Comprehensive Income	—	—	1,260,132
Items that may be reclassified to Profit or Loss
Foreign Currency Translation Differences from Consolidation	62,569,010	50,546,172	2,247,005
Other Comprehensive Income	62,569,010	50,546,172	3,507,137
Total Comprehensive Income	(88,489,180)	(463,913,844)	101,397,713
The Notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet (IFRS)

in €	Note	12/31/2022	12/31/2021
ASSETS
Current Assets
Cash and Cash Equivalents	2.6.1, 4.1	402,350,904	123,248,256
Other Financial Assets	2.6.1, 4.2	504,822,678	853,686,102
Accounts Receivable	2.6.1, 4.3	91,231,143	75,911,054
Financial Assets from Collaborations	2.6.1, 4.19	0	16,729,924
Income Tax Receivables	2.6.2, 4.4	2,601,052	1,089,078
Other Receivables	4.5	12,852,390	2,226,912
Inventories	2.6.3, 4.6	24,252,987	20,755,187
Prepaid Expenses and Other Assets	2.6.4, 4.7	50,929,633	39,323,437
Total Current Assets		1,089,040,787	1,132,969,950

Non-Current Assets
Property, Plant and Equipment	2.6.5, 4.8	5,926,942	7,106,783
Right-of-Use Assets	2.6.6, 4.9	45,060,360	42,485,275
Intangible Assets	2.6.7, 4.10	886,582,956	838,322,389
Goodwill	2.6.8, 4.11	356,239,773	335,574,009
Investment in Associates	2.2.2, 4.12	5,352,451	0
Deferred Tax Asset	2.6.13, 3.5, 4.13	0	186,545,176
Prepaid Expenses and Other Assets	2.6.4, 4.7	8,728,994	13,250,634
Total Non-Current Assets		1,307,891,476	1,423,284,266
TOTAL ASSETS		2,396,932,263	2,556,254,216
The Notes are an integral part of these consolidated financial statements.

in €	Note	12/31/2022	12/31/2021
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	2.6.1, 2.6.10, 4.14	157,270,380	188,077,185
Lease Liabilities	2.6.6, 4.9	7,561,126	3,238,111
Tax Liabilities	2.6.12, 4.15	792,675	528,217
Provisions	2.6.10, 4.15	6,006,229	2,549,397
Contract Liability	2.6.11, 4.16	0	223,862
Bonds	2.6.1, 4.18	2,031,250	422,945
Financial Liabilities from Collaborations	2.6.1, 4.19	2,513,718	1,097,295
Financial Liabilities from Future Payments to Royalty Pharma	2.6.1, 4.20	102,171,167	88,401,374
Total Current Liabilities		278,346,545	284,538,386

Non-Current Liabilities
Lease Liabilities	2.6.6, 4.9	38,219,225	39,345,777
Provisions	2.6.10, 4.15	8,674,110	1,576,379
Contract Liability	2.6.11, 4.16	0	28,731
Deferred Tax Liability	2.6.13, 3.5, 4.17	6,506,420	22,065,419
Bonds	2.6.1, 4.18	291,647,407	282,784,505
Financial Liabilities from Collaborations	2.6.1, 4.19	217,825,779	513,264,290
Financial Liabilities from Future Payments to Royalty Pharma	2.6.1, 4.20	1,398,303,228	1,167,774,786
Total Non-Current Liabilities		1,961,176,169	2,026,839,887
Total Liabilities		2,239,522,714	2,311,378,273

Stockholders’ Equity
Common Stock	2.6.14, 4.21.1	34,231,943	34,231,943
Treasury Stock (65,980 and 83,154 shares for 2022 and 2021, respectively), at Cost	2.6.14, 4.21.4	(2,450,303)	(3,085,054)
Additional Paid-in Capital	2.6.14, 4.21.5	833,708,724	833,320,689
Other Comprehensive Income Reserve	2.6.14, 4.21.6	115,326,601	52,757,591
Accumulated Deficit	2.6.14, 4.21.7	(823,407,416)	(672,349,226)
Total Stockholders’ Equity		157,409,549	244,875,943
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		2,396,932,263	2,556,254,216
The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Stockholders’ Equity (IFRS)

	Note	Common Stock		Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders' Equity
		Shares	€	Shares	€	€	€	€	€
Balance as of January 1, 2020		31,957,958	31,957,958	225,800	(8,357,250)	628,176,568	(1,295,718)	(255,779,786)	394,701,772
Capital Increase, Net of Issuance Cost		907,441	907,441	0	0	79,590,657	0	0	80,498,098
Equity Component of the Convertible Bond		0	0	0	0	36,483,050	0	0	36,483,050
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	5.1	0	0	0	0	7,455,761	0	0	7,455,761
Exercise of Convertible Bonds Issued to Related Parties		24,647	24,647	0	0	760,976	0	0	785,623
Transfer of Treasury Stock for Long-Term Incentive Programs		0	0	(94,386)	3,488,506	(3,488,506)	0	0	0
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income		0	0	0	0	0	1,260,132	0	1,260,132
Foreign Currency Translation Differences from Consolidation		0	0	0	0	0	2,247,005	0	2,247,005
Consolidated Net Profit		0	0	0	0	0	0	97,890,576	97,890,576
Total Comprehensive Income		0	0	0	0	0	3,507,137	97,890,576	101,397,713
Balance as of December 31, 2020		32,890,046	32,890,046	131,414	(4,868,744)	748,978,506	2,211,419	(157,889,210)	621,322,017
Balance as of January 1, 2021		32,890,046	32,890,046	131,414	(4,868,744)	748,978,506	2,211,419	(157,889,210)	621,322,017
Capital Increase, Net of Issuance Cost		1,337,552	1,337,552	0	0	83,301,053	0	0	84,638,605
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	5.1	0	0	0	0	2,587,931	0	0	2,587,931
Exercise of Stock Options Issued		4,345	4,345	0	0	236,889	0	0	241,234
Transfer of Treasury Stock for Long-Term Incentive Programs	5.1	0	0	(48,260)	1,783,690	(1,783,690)	0	0	0
Reserves:
Foreign Currency Translation Differences from Consolidation		0	0	0	0	0	50,546,172	0	50,546,172
Consolidated Net Loss		0	0	0	0	0	0	(514,460,016)	(514,460,016)
Total Comprehensive Income		0	0	0	0	0	50,546,172	(514,460,016)	(463,913,844)
Balance as of December 31, 2021		34,231,943	34,231,943	83,154	(3,085,054)	833,320,689	52,757,591	(672,349,226)	244,875,943
Balance as of January 1, 2022		34,231,943	34,231,943	83,154	(3,085,054)	833,320,689	52,757,591	(672,349,226)	244,875,943
Capital Increase, Net of Issuance Cost	2.6.14, 4.21.1, 4.21.5	0	0	0	0	0	0	0	0
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	5.1	0	0	0	0	1,022,786	0	0	1,022,786
Exercise of Stock Options Issued	2.6.14, 5.1	0	0	0	0	0	0	0	0
Transfer of Treasury Stock for Long-Term Incentive Programs	2.6.14, 5.1	0	0	(17,174)	634,751	(634,751)	0	0	0
Reserves:
Foreign Currency Translation Differences from Consolidation	4.21.6	0	0	0	0	0	62,569,010	0	62,569,010
Consolidated Net Loss	4.21.7	0	0	0	0	0	0	(151,058,190)	(151,058,190)
Total Comprehensive Income		0	0	0	0	0	62,569,010	(151,058,190)	(88,489,180)
Balance as of December 31, 2022		34,231,943	34,231,943	65,980	(2,450,303)	833,708,724	115,326,601	(823,407,416)	157,409,549

The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows (IFRS)

in €	Note	2022	2021	2020
Operating Activities:
Consolidated Net Profit / (Loss)		(151,058,190)	(514,460,016)	97,890,576
Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:
Impairments of Assets	4.7, 4.8, 4.10, 4.11	7,805,764	235,916,060	16,480,272
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	4.8, 4.9, 4.10	10,535,414	10,090,958	8,329,559
Net (Gain) / Loss of Other Financial Assets	4.2	(3,205,253)	(3,376,711)	21,780,429
(Income) from Reversals of Impairments / Impairments on Financial Assets	4.1, 4.2, 6.4.1	12,000	(316,000)	702,000
Net (Gain) / Loss on Derivative Financial Instruments		(212,445)	3,495,651	4,252,171
Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations	4.19	(301,066,774)	(16,007,722)	(36,551,618)
Non Cash Effective Net Change in Financial Liabilities from Future Payments to Royalty Pharma	4.20	(46,764,425)	42,766,283	0
Non Cash Effective Change of Bonds	4.18	12,502,457	12,055,784	2,453,561
(Income) from Reversals of Impairments on Inventories		0	0	(13,270,968)
Gain from Deconsolidation of Subsidiaries		0	0	(379,173)
Share-based Payment	3.3.4, 5.1	3,638,977	2,585,426	8,955,307
Non Cash Income from Capitalization of Investment in Associates	4.12	(19,874,779)	0	0
Share of Loss of Associates accounted for using the Equity Method	4.12	4,305,026	0	0
Income Tax (Benefit) / Expenses	3.5	168,578,523	(76,590,860)	(75,398,566)
Changes in Operating Assets and Liabilities:
Accounts Receivable	4.3	(18,165,270)	10,532,824	(69,619,751)
Income Tax Receivables, Other Receivables, Inventories and Prepaid Expenses and Other Assets	4.4, 4.5, 4.6, 4.7	(11,924,577)	(30,348,390)	(8,485,396)
Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Provisions	4.9, 4.14, 4.15	(21,092,954)	(90,815,610)	77,505,284
Contract Liability	4.16	(252,594)	(2,363,139)	930,004
Income Taxes Paid		(466,161)	(64,609,622)	(303,974)
Net Cash Provided by / (Used in) Operating Activities		(366,705,261)	(481,445,084)	35,269,717
The Notes are an integral part of these consolidated financial statements.

in €	Note	2022	2021	2020
Investing Activities:
Cash Payments to Acquire Other Financial Assets		(1,884,857,008)	(2,188,341,595)	(1,745,700,529)
Cash Receipts from Sales of Other Financial Assets		2,240,651,170	2,591,975,683	900,777,383
Cash Payments for Derivative Financial Instruments		—	(3,495,651)	(4,950,427)
Cash Receipts from Derivative Financial Instruments		212,445	—	1,094,522
Acquisitions, Net of Cash Acquired		—	(1,206,609,948)	—
Cash Payments to Acquire Property, Plant and Equipment	4.8	(1,932,486)	(3,810,210)	(4,455,323)
Cash Receipts from Sales of Property, Plant and Equipment		0	0	0
Cash Payments to Acquire Intangible Assets	4.10	(13,296,176)	(22,345,955)	(44,881,207)
Cash Payments for Acquisitions of Shares		0	0	0
Cash Receipts from Sales of Shares at Fair Value through Other Comprehensive Income		0	0	14804287
Cash Receipts from Sales of Subsidiaries		0	0	2,477,760
Interest Received		4,225,330	1,617,544	1,210,668
Net Cash Provided by / (Used in) Investing Activities		345,003,275	(831,010,132)	(879,622,866)

Financing Activities:
Cash Proceeds from Issuing Shares	4.21.1, 4.21.5	0	84,730,022	80,598,468
Cash Payments for Costs from Issuing Shares	4.21.5	0	(91,417)	(100,370)
Cash Proceeds in Connection with Exercised Stock (2021) and Convertible Bonds (2020)	4.21.1, 4.21.5	0	241,234	773,300
Cash Receipts from Financing from Collaborations	4.19	23,774,611	40,004,094	510,186,974
Cash Receipts from Contracts with Royalty Pharma	4.20	295,420,975	1,206,706,749	0
Cash Payments for Costs in Connection with Contracts with Royalty Pharma	4.20	0	(796,003)	0
Cash Proceeds from Issuing Convertible Bonds		0	0	319,946,211
Cash Payments for Principal Elements of Lease Payments	4.9	(3,412,760)	(3,126,348)	(2,786,972)
Interest Paid		(4,365,151)	(4,744,851)	(1,431,487)
Net Cash Provided by / (Used in) Financing Activities		311,417,675	1,322,923,480	907,186,124

Effect of Exchange Rate Differences on Cash		(10,613,041)	2,985,312	3,397,655
Increase / (Decrease) in Cash and Cash Equivalents		279,102,648	13,453,576	66,230,630
Disposal of Cash and Cash Equivalents due to Deconsolidation of Subsidiaries		0	0	(750,000)
Cash and Cash Equivalents at the Beginning of the Period		123,248,256	109,794,680	44,314,050
Cash and Cash Equivalents at the End of the Period		402,350,904	123,248,256	109,794,680
The Notes are an integral part of these consolidated financial statements.

Notes
1    General Information
Business Activities and the Company
MorphoSys AG ("the Company" or "MorphoSys") is a biopharmaceutical company dedicated to development and commercialization of therapeutics for patients suffering from various cancers. The Company has a proprietary portfolio of compounds and a pipeline of compounds developed with partners from the pharmaceutical and biotechnology industry. MorphoSys was founded as a German limited liability company in July 1992. In June 1998, MorphoSys became a German stock corporation. In March 1999, the Company completed its initial public offering on Germany’s "Neuer Markt": the segment of the Deutsche Börse designated, at that time, for high-growth companies. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). Each ADS represents 1/4 of a MorphoSys ordinary share. MorphoSys AG’s registered office is located in Planegg (district of Munich), and the registered business address is Semmelweisstrasse 7, 82152 Planegg, Germany. The MorphoSys AG consolidated and separate financial statements can be viewed at this address. The Company is registered in the Commercial Register B of the District Court of Munich under the number HRB 121023.
2    Summary of Significant Accounting Policies
2.1    Basis of Application and Changes in Accounting Standards
2.1.1    Basis of Application
These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). All standards and interpretations were applied that were in force as of December 31, 2022 and adopted by the European Union (EU). As of December 31, 2022, there were no standards or interpretations that affected the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 that were in effect, but not yet endorsed into European law. As a result, the consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. These consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch – HGB). In accordance with the regulations of the United States Securities and Exchange Commission, the statement of profit or loss is presented for a comparative period of three years. This extends beyond the comparative period of two years in accordance with the requirements of IFRS as adopted by the EU.
The consolidated financial statements as of the reporting dates of December 31, 2022 and 2021, as well as the periods from January 1 through December 31 for the years 2022, 2021 and 2020, comprise MorphoSys AG and its subsidiaries (collectively, the “MorphoSys Group” or the “Group”). MorphoSys AG prepares the consolidated financial statements for the largest and the smallest consolidated group.
All figures in this report were rounded to the nearest euro, thousand euros or million euros.
By virtue of MorphoSys’ business model, the COVID-19 pandemic has had limited impact on MorphoSys’ net assets, financial position and results of operations in 2022. There were no asset impairments to be recognized in connection with COVID-19.
Due to the war in Ukraine, clinical trials in Ukraine and Russia were stopped and moved to other countries. This did not have a significant negative impact on the business activities of MorphoSys AG. The same applies to the Company's net assets, financial position and results of operations. Indirect effects such as rising energy prices, inflation and fluctuating exchange rates also have no material impact on business activities in the past fiscal year.
According to the Corporate Sustainability Reporting Directive Implementation Act (CSR-RUG) on the disclosure of non-financial information, companies must, in addition to reporting on material aspects, also disclose related risks that are linked to their own business activities, business relationships, products and services, and that are very likely to have or will have serious negative effects on the material aspects. The Group has not identified any such risks in the financial year under review on a net basis.
Unless stated otherwise, the accounting policies set out below, were applied consistently to all periods presented in these consolidated financial statements.
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
New or Revised Standards and Interpretations not yet Mandatorily Applicable
The following new or revised standards that were not yet mandatory in the reporting period and have not yet been adopted by the European Union, have not been applied prematurely. The effects on the consolidated financial statements of standards marked with “yes” are considered probable and are currently being examined by the Group. Only significant effects are described in more detail. The impact on the consolidated financial statements of the amendments to IAS 1, IAS 8 and IAS 12 are not considered material and, therefore, not explained separately. Standards with the comment “none” are not expected to have a material impact on the consolidated financial statements.

Standard / Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Possible Impact on MorphoSys
IFRS 17 and IFRS 17 (A)	Insurance Contracts and Amendments to IFRS 17	01/01/2023	yes	none
IFRS 17 (A)	Initial Application of IFRS 17 and IFRS 9 — Comparative Information	01/01/2023	yes	none

IAS 1 (A)	Disclosure of Accounting Policies	01/01/2023	yes	yes
IAS 8 (A)	Definition of Accounting Estimates	01/01/2023	yes	yes
IAS 12 (A)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	01/01/2023	yes	yes
IAS 1 (A)	Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants	01/01/2024	no	yes
IFRS 16 (A)	Lease Liability in a Sale and Leaseback	01/01/2024	no	none
(A) Amendments
2.2    Consolidation Principles
2.2.1    Consolidated Companies and Scope of Consolidation
MorphoSys AG, as the ultimate parent company, is located in Planegg, near Munich. MorphoSys AG has one wholly owned subsidiary, MorphoSys US Inc. (Boston, Massachusetts, USA). MorphoSys US Inc. in turn has a wholly owned subsidiary - Constellation Pharmaceuticals, Inc. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. also has a wholly owned subsidiary, Constellation Securities Corp. (Cambridge, Massachusetts, USA). Constellation Pharmaceuticals, Inc. and Constellation Securities Corp. are collectively referred to as “Constellation,” and all entities constitute the “MorphoSys Group” or “Group.”
The consolidated financial statements as of December 31, 2022, were prepared by the Management Board on March 14, 2023, by resolution of the Management Board, authorized for issue, and forwarded to the Supervisory Board for review and approval. The members of the Group’s Management Board are Jean-Paul Kress, M.D., as Chief Executive Officer (Chair of the Management Board) and Sung Lee as Chief Financial Officer. With effect as of March 1, 2023, Charlotte Lohmann has been appointed as a member of the Management Board and Chief Legal Officer until August 31, 2023.

Malte Peters, M.D., stepped down as a member of the Management Board with effect from the end of September 30, 2022.
Sung Lee will leave the company and resign as a member of the Management Board with effect from the end of March 17, 2023.
2.2.2    Consolidation Methods
Subsidiaries
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
The Group does not have any entities consolidated as joint ventures using the equity method.
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
Associates
Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost.
Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group's share of post-acquisition profits or losses of the investee in profit or loss, and the Group's share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.
Where the Groups' share of losses in an equity-accounted investment equals or exceeds its interest in the entity (including any other long-term interest that is attributable to the net investment in the investee in substance, the Group does not recognize further losses, unless it has incurred legal and constructive obligations or made payments on behalf of the investee.
Unrealized gains on transactions between the group and its associates are eliminated to the extent of the Group's interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.
The carrying amount of equity-accounted investments is tested for impairment in accordance with the impairment method described in Note 2.6.9 "Impairment of Non-Financial Assets" in the consolidated financial statements as of December 31, 2022. The net investment in an associate is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of events that occurred after the initial recognition of the net investment and that loss events have an impact on the estimated future cash flows from the net investment that can be reliably estimated. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is an objective evidence of impairment.
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
Revenues
Revenues from product sales, royalties, license fees, milestones are subject to assumptions regarding variable consideration components, probabilities of occurrence and individual selling prices within the scope of the accounting and measurement principles explained in Note 2.5.1. Accruals in connection with revenues from product sales are also affected by estimates and assumptions.
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
Financial Liabilities from Collaborations
For details on estimates and assumptions in connection with financial liabilities from collaborations refer to Note 4.19.
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
Intangible assets not yet available for use and Goodwill
The Group performs an annual review to determine whether in-process R&D programs (intangible assets not yet available for use) or goodwill are subject to impairment in accordance with the accounting policies discussed in Note 2.6.9. The recoverable amounts from in-process R&D programs and cash-generating units have been determined using value-in-use calculations and are subjected to a sensitivity analysis. These calculations require the use of estimates (see Notes 4.10 and 4.11).

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
Financial Liabilities from Future Payments to Royalty Pharma
For details on estimates and assumptions in connection with the financial liabilities from future payment to Royalty Pharma refer to Note 4.20.
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
For the assessment of the impairment of deferred tax assets, the planning assumptions are influenced by key estimates and these include the profit forecasts of the respective legal entities and the assessment of convincing evidence in the context of IAS 12.35 to overcome a history of losses.
2.5    Accounting Policies applied to Line Items of the Statement of Profit or Loss
2.5.1    Revenues and Revenues Recognition
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
Principal-Agent Relationships
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
2.5.2    Cost of Sales
The cost of sales includes the acquisition and production cost of inventories recognized as an expense, personnel expenses, inventory write-downs, reversals of inventory write-downs, impairments and scheduled depreciation and other expenses for intangible assets, costs for external services as well as other costs. Cost of sales are recognized as an expense as incurred.
2.5.3    Operating Expenses
Operating expenses are allocated to the functional costs on the basis of cost centers or percentage allocation keys.
Research and Development Expenses
Research costs are expensed in the period in which they occur. Development costs are generally expensed as incurred. Development costs are recognized as an intangible asset when the criteria such as the probability of expected future economic benefits, as well as the reliability of cost measurement, are met. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.
This line item contains personnel expenses, consumable supplies, impairment charges, impairment reversals, amortization and other costs related to intangible assets (additional information can be found in Note 4.10), costs for external services, infrastructure costs and depreciation as well as other costs.
Selling Expenses
The line item includes personnel costs, consumable supplies, amortization of intangible assets (software; additional information can be found in Note 4.10), costs for external services, infrastructure costs and depreciation as well as other costs. This item also includes all expenses for services provided by Incyte in connection with the joint US sales activities.
General and Administrative Expenses
The line item includes personnel costs, consumable supplies, amortization of intangible assets (software; additional information can be found in Note 4.10), costs for external services, infrastructure costs and depreciation as well as other costs.

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
Share-based compensation is considered when the Group acquires goods or services in exchange for shares or stock options (“settlement in equity instruments”) or other assets that represent the value of a specific number of shares or stock options (“cash settlement”). Additional information can be found in Note 5.
2.5.4    Income Tax Benefit / Expenses
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
2.5.5    Earnings per Share
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
2.6    Accounting Policies applied to Line Items of the Balance Sheet
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

2.6.1    Financial Instruments
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
On initial recognition, the Group measures financial assets and financial liabilities at fair value, with the exception of trade receivables without a significant financing component, which are measured at the transaction price specified in Note 2.5.1.
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
Financial liabilities are classified in the following categories:
•Financial liabilities at fair value through profit or loss
•Financial liabilities at amortized cost
Subsequent measurement at fair value through profit or loss (FVTPL) can be irrevocably designated upon initial recognition or is performed for derivatives with a negative fair value. Gains or losses arising from changes in fair value are recognized in profit or loss in finance income/expenses. The Group does not make a designation for measurement at fair value.
Financial liabilities measured at amortized cost (FLAC) are measured using the effective interest method. Gains and losses are recognized in the income statement in other income/expenses or in finance income/expenses using the effective interest method. For financial liabilities measured at amortized cost, an assessment is made at initial recognition as to whether separable embedded derivatives have been agreed in the contract. Embedded derivatives must be separated and recognized separately at fair value through profit or loss unless their terms are closely related to the host contract. The Group's financial liabilities measured at amortized cost include trade payables (part of the balance sheet item "Accounts Payable and Accruals"), the balance sheet items "Financial Liabilities from Collaborations" and the balance sheet items "Financial Liabilities from Future Payments to Royalty Pharma".
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
2.6.2    Income Tax Receivables
Income tax receivables mainly include receivables due from tax authorities in the context of capital gain taxes withheld to the nominal value without discount.
2.6.3    Inventories
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

2.6.4    Prepaid Expenses and Other Assets
Prepaid expenses include expenses resulting from an outflow of liquid assets prior to the reporting date that are only recognized as expenses in the subsequent financial year. Such expenses usually involve maintenance contracts, sublicenses and upfront payments for external laboratory services not yet performed. Measurement is at nominal value or acquisition cost less impairments.
2.6.5    Property, Plant and Equipment
Property, plant and equipment are recorded at historical cost less accumulated depreciation (see Note 4.8) and any impairment losses (see Note 2.6.9). Historical cost includes expenditures directly related to the purchase at the time of the acquisition. Replacement purchases, building alterations and improvements are capitalized, whereas repair and maintenance expenses are recognized as expenses as they are incurred. Property, plant and equipment are depreciated on a straight-line basis over its estimated useful life (see table below). Leasehold improvements are depreciated on a straight-line basis over the shorter of either the asset’s estimated useful life or the remaining term of the lease.

Asset Class	Useful Life	Depreciation Rates
Office Equipment	8 to 13 years	13% - 8%
Laboratory Equipment	4 to 8 years	25% - 13%
Low-value Office and Laboratory Equipment	Immediately	100%
Computer Hardware	3 to 5 years	33% - 20%
Permanent Improvements to Property/Buildings	10 years	10%
The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted when necessary.
Borrowing costs that can be directly attributed to the acquisition, construction or production of a qualifying asset are not included in the acquisition or production costs.
2.6.6    Leases
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

Impairment losses are recognized in accordance with the principles described in Note 2.6.9.
2.6.7    Intangible Assets
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
Patents
Patents obtained by the Group are recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.6.9). Patent costs are amortized on a straight-line basis over the lower of the estimated useful life of the patent (ten years) or the remaining patent term. Amortization starts when the patent is issued. Technology identified in the purchase price allocation for the acquisition of Sloning BioTechnology GmbH was recorded at the fair value at the time of acquisition, less accumulated amortization in subsequent measurement (useful life of 10 years).
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
Internally Generated Intangible Assets
Certain development costs related to tafasitamab and Monjuvi have been capitalized as internally generated intangible assets, as the recognition criteria, as stated above, are met. The development of these assets is currently not yet completed and therefore they are not yet subject to amortization. Until the development activities are completed, the capitalized assets will undergo an annual impairment test.
Software
Software is recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.6.9). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful life of three to five years. Software is amortized from the date the software is operational.

Intangible Asset Class	Useful Life	Amortization Rates
Patents	10 years	10%
Licenses and Licenses for Marketed Products	8 - 24 years	13% - 4%
In-process R&D Programs and Internally Generated Intangible Assets	Not yet amortized, Impairment Only	—
Software	3 to 5 years	33% - 20%
2.6.8    Goodwill
Goodwill is recognized from business combinations. Goodwill is tested annually for impairment (see Notes 2.6.9 and 4.11).
2.6.9    Impairment of Non-Financial Assets
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
2.6.10    Accounts Payable, Accruals and Provisions
Accounts payable are presented in Note 2.6.1 under financial liabilities at amortized cost.
Accruals and provisions are recognized for obligations to third parties arising from past events that are uncertain in their timing or amount. Furthermore, accruals and provisions are only recognized for legal or factual obligations to third parties if the event’s occurrence is more likely than not. Accruals and provisions are recognized in the amount required to settle the respective obligation and discounted to the reporting date when the interest effect is material. The amount required to meet the obligation also includes expected price and cost increases. The interest portion of the addition to accruals and provisions is recorded in the finance result. The measurement of accruals and provisions is based on past experience and considers the circumstances in existence on the reporting date. These non-financial liabilities with a maturity of more than one year are discounted to their present value. The difference between accruals and provisions is generally due to significantly less uncertainty in the amount and timing of the accrued liabilities.
2.6.11    Contract Liabilities
Upfront payments from customers for services to be rendered by the Group and revenue that must be recognized over a period of time are deferred and measured at the nominal amount of cash received. For current contract liabilities, the corresponding rendering of services and revenue recognition is expected to occur within a twelve-month period following the reporting date.

2.6.12    Tax Liabilities
Tax liabilities are recognized and measured at their nominal value. Tax liabilities contain obligations from current taxes, excluding deferred taxes. Liabilities for trade taxes, corporate taxes and similar taxes on income are determined based on the taxable income of the consolidated entities less any prepayments made.
2.6.13    Deferred Taxes
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
In assessing the recoverability of deferred tax assets, only the effects on earnings of the reversal of temporary differences arising from deferred tax liabilities and the planned results from operating activities are taken into account. The planned results are based on internal forecasts of the future earnings situation of the respective Group company for the assessment of recoverability in the case of loss carryforwards and the long-term planning of the respective company for the assessment of recoverability in the case of temporary differences. If there are doubts about the realizability of the loss carryforwards, no corresponding deferred tax assets are recognized in individual cases, or deferred tax assets already recognized are impaired. The tax deferrals recognized are subject to ongoing reviews of the underlying assumptions. Changes in assumptions or circumstances may necessitate adjustments, which may result in additional tax deferrals or their reversal. Deferred tax assets and liabilities are offset if they relate to the same tax authority, and the right to offset current tax assets and liabilities is legally enforceable. Deferred tax assets and liabilities are recognized on an undiscounted basis. If the items underlying the temporary differences, or tax expenses and income respectively, are recognized directly in equity respectively in other comprehensive income, this also applies to the current taxes or deferred tax assets and liabilities attributable thereto.
2.6.14    Stockholders' Equity
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
The allocation of treasury shares to beneficiaries under long-term incentive plans (in this case: performance shares) is reflected in this line item based on the set number of shares to be allocated after the expiration of the four-year vesting period (quantity structure) and multiplied by the weighted-average purchase price of the treasury shares (value structure). The adjustment is carried out directly in equity through a reduction in the line item “treasury stock,” which is a deduction from common stock, while simultaneously reducing additional paid-in capital. Further information can be found in Note 5.1.

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
3    Notes to the Statement of Profit or Loss
3.1    Revenues and Revenues Recognition

in 000' €	2022	2021	2020
Product Sales, Net	84,899	66,861	22,983
Royalties	99,871	65,576	42,467
License Fees	56,389	43	236,094
Milestone Payments	3,216	19,952	4,825
Service Fees	19,365	19,726	21,329
Other	14,527	7,454	0
Licenses, Milestones and Other	93,497	47,175	262,248
Total	278,267	179,612	327,698
The following overview shows the Group’s regional distribution of revenue on the basis of the customer location:

in 000' €	2022	2021	2020
Germany	0	0	0
Europe and Asia	29,336	23,328	8,640
USA and Canada	248,931	156,284	319,058
Total	278,267	179,612	327,698
The following overview shows the timing of the satisfaction of performance obligations:

in 000' €	2022	2021	2020
At a Point in Time	278,195	179,569	327,438
Over Time	72	43	260
Total	278,267	179,612	327,698
Of the total revenues generated in 2022, a total of € 103.1 million were recognized from performance obligations that were fulfilled in previous periods and related to milestone payments and royalties (2021: € 85.5 million; 2020: € 47.1 million).

3.2    Cost of Sales
Cost of sales consisted of the following:

in 000' €	2022	2021	2020
Expensed Acquisition or Production Cost of Inventories	28,765	12,618	5,564
Personnel Expenses	9,530	11,630	11,054
Impairment (+) and Reversals of Impairment (-) on Inventories	—	0	(9,933)
Impairment, Amortization and Other Costs of Intangible Assets	9,785	7,409	2,251
External Services	31	289	128
Depreciation and Other Costs for Infrastructure	404	221	98
Other Costs	105	28	12
Total	48,620	32,195	9,174
3.3    Operating Expenses
3.3.1    Research and Development Expenses
Research and development expenses consisted of the following:

in 000' €	2022	2021	2020
Personnel Expenses	64,952	65,941	32,331
Impairment (+) and Reversals of Impairment (-) on Inventories	0	0	(3,338)
Consumable Supplies	3,817	4,055	3,239
Impairment, Amortization and Other Costs of Intangible Assets	14,799	7,859	18,144
External Services	198,054	131,467	77,827
Depreciation and Other Costs for Infrastructure	10,779	11,773	8,669
Other Costs	5,411	4,116	2,498
Total	297,812	225,211	139,370

3.3.2    Selling Expenses
Selling expenses consisted of the following:

in 000' €	2022	2021	2020
Personnel Expenses	48,562	63,517	52,823
Consumable Supplies	49	86	125
Amortization of Intangible Assets	162	138	8
External Services	35,826	51,265	50,727
Depreciation and Other Costs for Infrastructure	1,523	870	700
Other Costs	6,280	5,667	3,360
Total	92,402	121,543	107,743

3.3.3    General and Administrative Expenses
General and administrative expenses consisted of the following:

in 000' €	2022	2021	2020
Personnel Expenses	32,454	32,589	29,892
Consumable Supplies	115	88	565
Amortization of Intangible Assets	1,213	596	55
External Services	18,595	35,892	15,557
Depreciation and Other Costs for Infrastructure	5,002	6,885	4,084
Other Costs	2,765	2,242	1,250
Total	60,144	78,292	51,403
3.3.4    Personnel Expenses
Personnel expenses consisted of the following:

in 000' €	2022	2021	2020
Wages and Salaries	136,673	158,094	107,841
Social Security Contributions	12,778	11,191	8,043
Share-based Payment Expense	3,681	2,585	8,955
Other	2,366	1,807	1,261
Total	155,498	173,677	126,100
The cost of defined contribution plans amounted to € 4.3 million in 2022 (2021: € 2.8 million; 2020: € 0.8 million).
The following average number of employees were employed in the various functions in recent fiscal years.

	2022	2021	2020
Production	7	7	0
Research and Development	438	440	329
Selling	72	108	124
General and Administrative	130	123	111
Total	647	678	564
At December 31, 2022 the number of employees amounted to 629 (December 31, 2021: 732; December 31, 2020: 615).
3.3.5    Impairment of Goodwill

In the financial year 2022, no impairment loss (2021 € 230.7 million; 2020: € 2.1 million) was recognized on goodwill.
3.4    Other Income and Expenses, Finance Income and Finance Expenses
The other income is shown in the following overview.

in 000' €	2022	2021	2020
Gain from Deconsolidation of Lanthio Entities	0	0	379
Gain on Foreign Exchange	11,426	7,640	13,656
Grant Income	0	5	61
Income from Other Items	539	545	489
Other Income	11,965	8,190	14,585

The other expenses are shown in the following overview.

in 000' €	2022	2021	2020
Loss on Foreign Exchange	(15,030)	(5,944)	(4,581)
Expenses from Other Items	(554)	(425)	(594)
Other Expenses	(15,584)	(6,369)	(5,175)
The finance income is shown in the following overview.

in 000' €	2022	2021	2020
Foreign Exchange Gains	14,260	18,782	7,160
Gains from Measurement at Fair Value	7,596	15,231	83,654
Income from Carrying Amount Adjustments of Financial Liabilities at Amortized cost	385,592	61,876	0
Interest Income	4,618	723	1,233
Finance Income	412,066	96,612	92,047
The finance expenses are shown in the following overview.

in 000' €	2022	2021	2020
Foreign Exchange Losses	(45,645)	(46,297)	(31,694)
Losses from Measurement at Fair Value	(545)	(4,247)	(19,313)
Effective Interest Expenses from Financial Liabilities at Amortized Cost	(112,717)	(62,252)	(17,783)
Expenses from Carrying Amount Adjustments of Financial Liabilities at Amortized cost	(2,917)	(64,846)	(24,565)
Other Interest Expenses	(2,752)	(2,415)	(1,021)
Interest Expenses on Lease Liabilities	(1,051)	(1,157)	(1,174)
Bank Fees	(271)	(242)	(664)
Finance Expenses	(165.898)	(181.456)	(96.214)
The explanation of the main components of financial income and financial expenses can be found in Note 4.19 and 4.20 of these notes.
3.5    Income Tax Benefit / Expenses
MorphoSys AG is subject to corporate taxes, the solidarity surcharge and trade taxes. The Company’s corporate income tax rate in the reporting year remained unchanged (15.0%), as did the solidarity surcharge (5.5%) and the effective trade tax rate (10.85%), resulting in a combined tax rate of 26.675%.
The US tax group, comprising of MorphoSys US Inc. and Constellation is subject to Federal Corporate Income Tax of 21.0% and State Income Tax. State Income Taxes reflected a mix of various state tax rates and resulted in an average state tax rate of 6.53%.

in 000' €	2022	2021	2020
Current Tax Benefit / (Expense) (Thereof Regarding Prior Years: kEUR (577); 2021: kEUR 96; 2020: kEUR 66)	(577)	1,172	(67,073)
Deferred Tax Benefit / (Expenses)	(168,001)	75,419	142,472
Total Income Tax Benefit / (Expenses)	(168,579)	76,591	75,399
The Group recognized a total income tax expense of € 168.6 million in the reporting year 2022. This consisted of a deferred tax expense of € 168.0 million, of which € 132.8 million resulted from the change in deferred taxes on temporary differences (of which € 20.5 million relates to the regular reversal of the underlying differences in the financial year and otherwise to the derecognition of deferred tax assets on temporary differences) and derecognition of deferred tax assets on loss carryforwards in the amount of € 35.2 million, as well as € 0.6 million from current tax expenses.
The following table reconciles the expected income tax expense to the actual income tax expense as presented in the consolidated financial statements. The combined income tax rate of 26.675% in the 2022 financial year (2021: 26.675%; 2020:

26.675%) was applied to profit before taxes to calculate the statutory income tax expense. This rate consisted of a corporate income tax of 15.0%, a solidarity surcharge of 5.5% on the corporate tax, and an average trade tax of 10.85% applicable to the Group.

in 000' €	2022	2021	2020
Earnings Before Income Taxes	17,520	(591,051)	22,492
Expected Tax Rate	26.675%	26.675%	26.675%
Expected Income Tax	(4,674)	157,663	(6,000)
Tax Effects Resulting from:
Premium from Capital Increase by Incyte	0	0	14,182
Share-based Payment	(358)	(547)	(1,823)
Permanent Differences	0	(58,971)	4,991
Non-Tax-Deductible Items	(574)	(1,992)	(9,718)
Derecognition of Deferred Tax Assets on Temporary Differences	(112,354)	(8,117)	0
Derecognition of Deferred Tax Assets on Tax Losses	(45,953)	(7,817)	0
Recognition of Deferred Tax Assets on Prior Year Temporary Differences	0	0	6,548
Effect from Utilization of Loss Carryforwards for which no Deferred Tax Assets were recognized	0	0	66,472
Tax Rate Differences to Local Tax Rates	(4,617)	(3,721)	140
Effect of Tax Rate Changes	0	0	0
Prior Year Taxes	0	96	0
Other Effects	(49)	(3)	607
Actual Income Tax	(168,579)	76,591	75,399
Effective Tax Rate	962.2%	13.0%	(335.2)%
The permanent differences as of December 31, 2021 related exclusively to the impairment of goodwill.
As of December 31, 2022, the deferred tax assets of MorphoSys AG were tested for impairment. As both the current tax result and the previous period's tax result are negative (and the tax result for 2023 is expected to be negative as well), an increased requirement for the impairment test according to IAS 12.35 was applied in the reporting year. In this context, the existence of other substantial indications is required that in the future the availability of corresponding taxable income is no longer only probable, but sufficiently certain. Taking into account these increased recognition requirements, it could not be demonstrated with certainty for the long-term planning period of the Company that corresponding positive tax planning results will be available to ensure the recoverability of the deferred tax assets on temporary differences or tax loss carryforwards. For this reason, the deferred tax assets were no longer recognized or were written down.
As far as the US tax group companies are concerned, the deferred tax assets relating to temporary differences as well as to tax loss carryforwards have been capitalized in the amounts where a future offset with deferred tax liabilities is assured. This takes into account any limitations on the offsetting of losses with deferred tax assets and liabilities, insofar the deferred tax liability from the purchase price allocation at acquisition date assures recoverability. For the period after the acquisition date, any additional deferred tax assets can only be recognized to the same extent, namely that sufficient deferred tax liabilities assure future recoverability.
Due to the history of losses and the current uncertainties regarding the realization of planned taxable income, corresponding deferred tax assets on loss carry forwards were only recognized as outlined in the following table.

in 000' €	Carry-Forward of Tax Losses
Tax Losses from Prior Years	724,749
Tax Losses from Current Year	20,129
Foreign Currency Translation Differences	35,419
Total Tax Losses as of December 31, 2022	780,297
Expected Deferred Tax Assets on Total Tax Losses	189,902
Derecognition of Deferred Tax Assets on Tax Losses	(45,953)
Deferred Tax Assets on Tax Losses	143,949
The tax losses as of December 31, 2022 include losses of € 216.6 million with a limited utilization period, which relate to the US tax group and forfeit from 2027 until 2040. The deferred tax assets on temporary differences, which have not been capitalized in the period, amount to € 112.4 million.
Deferred tax assets and deferred tax liabilities consisted of the following:

in 000’s €, as of December 31	Deferred Tax Asset 2022	Deferred Tax Asset 2021	Deferred Tax Liability 2022	Deferred Tax Liability 2021
Financial Assets /Liabilities from Collaborations	0	137,184	0	531
Financial Liabilities from Future Payments to Royalty Pharma	47,465	43,611	0	2,092
Bonds	0	507	8,897	11,260
Leases	0	802	1,849	976
Intangible Assets	12,808	6,549	195,826	195,371
Inventories	0	2,255	0	0
Receivables and Other Assets	0	890	2,562	1,988
Property, Plant and Equipment	0	0	239	108
Provisions	0	5,880	0	0
Other Liabilities	0	0	1,355	0
Tax Losses	143,949	179,128	0	0
Offsetting	(204,222)	(190,261)	(204,222)	(190,261)
Total	0	186,545	6,506	22,065
After netting the deferred tax liabilities are of a non-current nature.

	Changes in Deferred Taxes in 2022
in 000' €	Income / (Expense)	Direct Recognition in Equity
Financial Assets /Liabilities from Collaborations	(136,653)	0
Financial Liabilities from Future Payments to Royalty Pharma	5,946	0
Bonds	1,856	0
Leases	(1,675)	0
Intangible Assets	5,804	0
Inventories	(2,255)	0
Receivables and Other Assets	(1,464)	0
Property, Plant and Equipment	(131)	0
Provisions	(5,880)	0
Other Liabilities	(1,355)	0
Tax Losses	(35,179)	0
Foreign Currency Translation Differences	2,985	0
Total	(168,001)	0

There were no deferred tax items recognized against equity (2021: € 0.0 million; 2020: € 12.7 million).
3.6    Earnings per Share
Basic earnings per share are calculated by dividing the 2022 consolidated net loss of € 151,058,190 (2021: consolidated net loss of € 514,460,016; 2020: consolidated net profit of € 97,890,576) by the weighted-average number of ordinary shares outstanding during the respective year (2022: 34,155,650; 2021: 33,401,069; 2020: 32,525,644).
Diluted earnings per share is calculated by taking into account the potential increase in the Group’s ordinary shares as the result of granted stock options, restricted stock units and convertible bonds.
The following table shows the reconciliation of basic earnings per share to diluted earnings per share (in €, except for disclosures in shares).

	2022	2021	2020
Numerator (in €)
Consolidated Net Profit / (Loss) - used in calculating Basic Earnings per Share	(151,058,190)	(514,460,016)	97,890,576
Interest in connection with Dilutive Shares	0	0	654,487
Profit used in calculating Diluted Earnings per Share	(151,058,190)	(514,460,016)	98,545,063
Denominator (in Shares)
Weighted average Ordinary Shares Used in Calculating Basic Earnings per Share	34,155,650	33,401,069	32,525,644
Dilutive Shares	0	0	642,208
Weighted average Ordinary Shares and potential Ordinary Shares Used in Calculating Diluted Earnings per Share	34,155,650	33,401,069	33,167,852
Earnings per Share (in €)
Basic	(4.42)	(15.40)	3.01
Diluted	(4.42)	(15.40)	2.97
The 326,669 restricted stock units still unvested as of December 31,2022 and the 2,475,437 shares from the convertible bonds are potentially dilutive shares for 2022, but excluded from the calculation of dilutive earnings per share as it would result in a decline in the loss per share.

4    Notes to the Balance Sheet
4.1    Cash and Cash Equivalents

in 000' €	12/31/2022	12/31/2021
Bank Balances and Cash in Hand	402,353	123,248
Impairment	(2)	0
Cash and Cash Equivalents	402,351	123,248
The presentation of the development of the expected twelve-month loss for cash and cash equivalents can be found in Note 6.4.1.
4.2    Other Financial Assets
Other Financial Assets include, on the one hand, money market funds classified as FVTPL and on the other hand term deposits and bonds classified as AC.
The financial assets at fair value, with changes recognized in profit or loss, are shown in the following overview.

			Unrealized
in 000' €	Maturity	Cost	Gross Profit	Losses	Market Value
December 31, 2022
Money Market Funds	daily	14,616	6	0	14,622
Total					14,622
December 31, 2021
Money Market Funds	daily	8,874	1	0	8,875
Total					8,875
Realized and unrealized gains and losses on money market funds were recognized in the finance result in profit or loss. The valuation of money market funds resulted in a net gain of € 0.2 million in 2022 (2021: net gain of € 0.6 million; 2020: net loss of € 6.1 million).
The financial assets at amortized cost are shown in the following overview.

in 000’ €	Maturity	Cost	Effective Interest Income (+) / Expense (-)	#N/A	Carrying Amount
December 31, 2022
Term Deposits, Current Portion	4 to 12 months	490,000	881	(680)	490,201
Total					490,201
December 31, 2021
Term Deposits, Current Portion	4 to 12 months	562,369	0	(491)	561,878
Bonds	4 to 12 months	285,144	(2,025)	(185)	282,934
Total					844,812
As of December 31, 2022, these assets mainly consisted of term deposits with fixed or variable interest rates.
Net interest expense from financial assets classified as “at amortized cost” amounted to € 3.0 million in 2022 (2021: € 1.7 million net interest expense; 2020: € 0.5 million net interest expense) and was recognized in the finance result.
The risk associated with these financial instruments results primarily from bank credit risks. Further information on the credit risk for term deposits and corporate bonds can be found in Note 6.4.1.
4.3    Accounts Receivable
All accounts receivable are non-interest-bearing and generally have payment terms of between 30 and 180 days. As of December 31, 2022, and as of December 31, 2021, accounts receivable mainly consisted of receivables against Incyte from shared development costs as well as receivables from Monjuvi product sales.

The Group‘s single most significant customer Incyte accounted for € 51.4 million of accounts receivables as of December 31, 2022 (December 31, 2021: € 38.5 million), or 56% of the Group‘s total accounts receivable at the end of 2022 (December 31, 2021: 51%).
The table below shows the accounts receivable by region as of the reporting date.

in 000' €	12/31/2022	12/31/2021
Europe and Asia	1,606	6,368
USA and Canada	90,038	69,903
Impairment	(414)	(360)
Total	91,231	75,911
The presentation of the development of the risk provisions in the 2022 and 2021 financial years for accounts receivable using the simplified impairment model can be found in Note 6.4.1.
4.4    Income Tax Receivables
As of December 31, 2022, income tax receivables amounted to € 2.6 million (December 31, 2021: € 1.1 million). These mainly comprised tax refund claims from loss carrybacks and withheld capital gains tax to be refunded.
4.5    Other Receivables
Other receivables as of December 31, 2022, mainly consisted of receivables from creditors with debit accounts in the amount of € 2.0 million (December 31, 2021: € 1.1 million) and of an anti-dilution right from the HI-Bio acquisition amounting to € 9.8 million (December 31, 2021: € 0.0 million). Further details can be found in Note 4.12.
The anti-dilution right is measured FVTPL and its measurement is based in part on unobservable parameters. This results in a fair value classification in the Level 3 valuation hierarchy. The planning assumptions underlying the valuation are influenced by estimates derived from the business valuation of HI-Bio.
The anti-dilution right changed in 2022 as follows.

in 000' €	2022
Balance as of January 1	0
Additions	10,377
Reclassification to Investment in Associates	(160)
Through Profit or Loss (in Finance Income/Expenses)	(386)
Balance as of December 31	9,832
If the underlying business valuation were to change by 10% upward or downward, the fair value of the anti-dilution right at December 31, 2022 would be in the range of € 9.1 million to € 10.6 million.
As of December 31, 2022 and December 31, 2021, there were no impairments recognized on other receivables due to the low estimated risk.
4.6    Inventories
The table below shows inventories as of the reporting date.

in 000' €	12/31/2022	12/31/2021
Raw materials, Supplies and Production Materials	13,822	12,126
Unfinished Goods	0	4,089
Finished Goods	10,431	4,540
Total	24,253	20,755
There were no impairment losses to be recognized in 2022 and 2021.

4.7    Prepaid Expenses and Other Assets
The current prepaid expenses and other assets are shown in the following table.

in 000' €	12/31/2022	12/31/2021
Combination Drugs	0	15,945
Receivables due from Tax Authorities from Input Tax Surplus	5,669	6,563
Prepayments for External Laboratory Services	5,937	1,724
Prepayments for Sublicenses	2,082	1,304
Other Prepayments	37,242	13,787
Total	50,930	39,323
Other prepayments mainly include payments made in advance for maintenance contracts, insurances, sublicenses as well as the production of tafasitamab. The increase compared to the previous year is mainly due to higher prepayments for external laboratory services and consumables in connection with the production of tafasitamab.
The non-current prepaid expenses and other assets are shown in the following table.

in 000' €	12/31/2022	12/31/2021
Prepaid Expenses	7,405	9,192
Other Assets	1,324	4,059
Total	8,729	13,251
The non-current prepaid expenses mainly include prepayments for external services that will be utilized from 2024 onwards.
The Group has classified certain items within other assets as “restricted cash” that is not available for operational purposes of the Group. As of December 31, 2022, the Group had non-current restricted cash of € 1.1 million for rental deposits issued (December 31, 2021: € 3.8 million). As of December 31, 2022, € 0.2 million were deposited as collateral for credit cards by MorphoSys US Inc. (December 31, 2021: € 0.2 million).

4.8    Property, Plant and Equipment

in 000' €	Office and Laboratory Equipment	Furniture and Fixtures	Total
Cost
January 1, 2021	20,041	3,942	23,983
Additions	3,334	367	3,701
Additions through Business Combination	1,488	134	1,622
Disposals	(2,101)	(67)	(2,168)
Foreign Currency Translation Differences from Consolidation	6	232	238
December 31, 2021	22,768	4,608	27,376
Accumulated Depreciation and Impairment
January 1, 2021	16,834	825	17,659
Depreciation Charge for the Year	2,165	678	2,843
Impairment	1,572	0	1,572
Disposals	(1,764)	(67)	(1,831)
Foreign Currency Translation Differences from Consolidation	2	24	26
December 31, 2021	18,809	1,460	20,269
Carrying Amount
January 1, 2021	3,207	3,117	6,324
December 31, 2021	3,959	3,148	7,107
Cost
January 1, 2022	22,768	4,608	27,376
Additions	1,769	163	1,932
Disposals	(2,244)	(1,018)	(3,262)
Foreign Currency Translation Differences from Consolidation	147	257	404
December 31, 2022	22,440	4,010	26,450
Accumulated Depreciation and Impairment
January 1, 2022	18,809	1,460	20,269
Depreciation Charge for the Year	2,205	684	2,889
Impairment	349	49	398
Disposals	(2,230)	(1,000)	(3,230)
Foreign Currency Translation Differences from Consolidation	93	104	197
December 31, 2022	19,226	1,297	20,523
Carrying Amount
January 1, 2022	3,959	3,148	7,107
December 31, 2022	3,214	2,713	5,927
No borrowing costs were capitalized during the reporting period, and there were neither restrictions on the retention of title nor property, plant and equipment pledged as security for liabilities. There were no material contractual commitments for the purchase of property, plant and equipment as of the reporting date.
Depreciation is contained in the following line items of profit or loss.

in 000' €	2022	2021	2020
Cost of Sales	0	0	0
Research and Development	1,818	1,681	1,663
Research and Development (Impairment)	398	1,537	0
Selling	113	63	132
General and Administrative	958	1,089	692
Total	3,287	4,370	2,487

4.9    Leases
The development of the right-of-use assets and lease liabilities is shown below.

	Right-of-Use Assets				Lease Liabilities
in 000' €	Building	Cars	Technical Equipment	Total
Balance as of January 1, 2021	43,950	272	196	44,418	45,019
Additions	0	166	1,219	1,385	316
Depreciation of Right-of-Use Assets	(3,317)	(141)	(230)	(3,688)	0
Interest Expenses on Lease Liabilities	0	0	0	0	1,170
Lease Payments	0	0	0	0	(4,286)
Disposals	0	(51)	0	(51)	(173)
Foreign Currency Translation Differences from Consolidation	418	0	3	421	538
Balance as of December 31, 2021	41,051	246	1,188	42,485	42,584
Balance as of January 1, 2022	41,051	246	1,188	42,485	42,584
Additions	2,146	31	4,047	6,224	6,224
Depreciation of Right-of-Use Assets	(3,424)	(131)	(387)	(3,942)	0
Interest Expenses on Lease Liabilities	0	0	0	0	1,051
Lease Payments	0	0	0	0	(4,446)
Disposals	0	0	0	0	0
Foreign Currency Translation Differences from Consolidation	280	0	14	292	368
Balance as of December 31, 2022	40,053	146	4,862	45,060	45,781
Lease agreements had the following effects on the statement of profit or loss.

in 000' €	2022	2021	2020
Depreciation of Right-of-Use Assets	3,942	3,648	3,586
Interest Expenses on Lease Liabilities	1,051	1,157	1,173
Expenses for Short Term Leases	256	1,553	0
Expenses for Leases of Low Value Assets	19	17	81
Total	5,268	6,375	4,840
Depreciation of right-of-use assets is contained in the following line items of profit or loss.

in 000' €	2022	2021	2020
Cost of Sales	384	221	98
Research and Development	1,897	1,636	1,991
Selling	126	79	145
General and Administrative	1,535	1,711	1,352
Total	3,942	3,648	3,586
The maturity analysis of the lease liabilities as of December 31, 2022 is as follows.

December 31, 2022; in 000’ €
Contractual Maturities of Financial Liabilities	Less than 1 Year	Between One and Five Years	More than 5 Years	Total Contractual Cash Flows	Carrying Amount Liabilities
Lease Liabilities	6,554	16,268	27,295	50,117	45,780
The rental conditions for leases are negotiated individually and include different terms. Leases are generally concluded for fixed periods but may include extension options. Such contractual conditions offer the Group the greatest possible operational flexibility. In determining the term of the lease, all facts and circumstances are taken into account that provide an economic incentive to exercise extension options. If extension options are exercised with sufficient certainty, they are taken into account ,when determining the term of the contract. The leases contain fixed and variable lease payments linked to an index.

4.10    Intangible Assets

in 000' €	Patents	Licenses	Licenses for Marketed Products	In-process R&D Programs	Internally Generated Intangible Assets	Software	Total
Cost
January 1, 2021	18,214	35,396	56,449	0	0	5,847	115,906
Additions	345	0	0	10,429	11,517	205	22,496
Additions through Business Combination	0	0	0	719,399	0	16	719,415
Disposals	(309)	(1,000)	0	0	0	(3,447)	(4,756)
Foreign Currency Translation Differences from Consolidation	—	—	—	30,679	—	—	30,679
December 31, 2021	18,250	34,396	56,449	760,507	11,517	2,621	883,740
Accumulated Amortization and Impairment
January 1, 2021	16,276	23,560	963	0	0	5,731	46,530
Amortization Charge for the Year	235	986	2,312	0	0	94	3,627
Impairment	2	0	0	0	0	14	16
Disposals	(309)	(999)	0	0	0	(3,447)	(4,755)
December 31, 2021	16,204	23,547	3,275	0	0	2,392	45,418
Carrying Amount
January 1, 2021	1,938	11,836	55,486	0	0	116	69,376
December 31, 2021	2,046	10,849	53,174	760,507	11,517	229	838,322
Cost
January 1, 2022	18,250	34,396	56,449	760,507	11,517	2,621	883,740
Additions	68	0	0	0	13,229	0	13,297
Disposals	(4,551)	(2,045)	0	0	0	(8)	(6,604)
Foreign Currency Translation Differences from Consolidation	0	0	0	46,414	0	12	46,426
December 31, 2022	13,767	32,351	56,449	806,921	24,746	2,625	936,859
Accumulated Amortization and Impairment
January 1, 2022	16,204	23,547	3,275	0	0	2,392	45,418
Amortization Charge for the Year	197	986	2,312	0	0	86	3,581
Impairment	42	0	0	0	7,806	27	7,875
Disposals	(4,551)	(2,045)	0	0	0	(5)	(6,601)
Foreign Currency Translation Differences from Consolidation	0	0	0	0	0	3	3
December 31, 2022	11,892	22,488	5,587	0	7,806	2,503	50,276
Carrying Amount
January 1, 2022	2,046	10,849	53,174	760,507	11,517	229	838,322
December 31, 2022	1,875	9,863	50,862	806,921	16,940	122	886,583
There were no material contractual commitments for the purchase of intangible assets as of the reporting date.

Amortization was included in the following line items of profit or loss.

in 000' €	2022	2021	2020
Cost of Sales	2,285	2,312	963
Research and Development	1,281	1,272	1,258
Research and Development (Impairment)	7,875	13	13,969
Selling	3	2	5
General and Administrative	12	24	17
Total	11,456	3,623	16,212

In-Process R&D Programs
Tafasitamab
As an intangible asset not yet available for use and a carrying amount of € 10.4 million, tafasitamab was subject to an annual impairment test on September 30, 2022, as required by IAS 36. This intangible asset represents a milestone payment for tafasitamab that was capitalized in 2021. This payment was made for an indication for which marketing authorization has not yet been granted.
The recoverable amount of the tafasitamab cash-generating unit was determined on the basis of value-in-use calculations, which concluded that the recoverable amount exceeded its carrying amount. The cash flow forecasts took into account expected cash inflows from the potential commercialization of tafasitamab, the cash outflows for anticipated research and development, and the costs for tafasitamab’s commercialization. The cash flow forecasts are based on the period of patent protection for tafasitamab. For this reason, a planning horizon of approximately 22 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.0 (2021: 0.9) and WACC before taxes of 11.4% (2021: 8.1%). A sensitivity analysis was performed for the discount rate. A sensitivity analysis for changes in the cash flows was not performed since the cash flows from research and development and the commercialization of the compound have already been probability adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. The analysis did not reveal any need for impairment. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios, as well as external sources of information.
No indicators of impairment were identified on December 31, 2022.
Pelabresib and tulmimetostat (CPI-0209)
As intangible assets not yet available for use and a carrying amount of together € 796.5 million, pelabresib (carrying amount € 794.3 million) and tulmimetostat (carrying amount € 2.2 million) were subject to an annual impairment test on December 31, 2022, as required by IAS 36. Pelapresib and tulmimetostat each constitute a cash-generating unit. The recoverable amount was determined on the basis of value-in-use calculations, which concluded that the recoverable amount exceeded its carrying amount. The cash flow forecasts took into account expected cash inflows (revenues based on patient numbers and the price obtained in the market) from the potential commercialization of pelabresib and tulmimetostat, the cash outflows for anticipated research and development, and the costs for the commercialization of pelabresib and tulmimetostat. The cash flow forecasts are based on the period of patent protection for pelabresib and tulmimetostat. For this reason, a planning horizon of approximately 22 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.5 (2021: 1.7) and WACC before taxes of 13.7% (2021: 12.8%).
A sensitivity analysis of the determined value-in-use was performed. This included the underlying estimates for the cash flow forecasts and for the discount rate. In each case, one planning assumption is changed and all other estimates are kept constant. The value-in-use would correspond to the carrying amount if the cash flow forecasts were reduced by 17% or the discount rate were increased by 1.7%. The values attributed to the assumptions correspond to the Management Board's assessment with regard to future developments and are based on internal planning scenarios as well as external sources.

Licenses for Marketed Products
Tafasitamab
Since the market approval of Monjuvi, the compound is classified as an intangible asset with a finite useful life and amortized as of that date. The Group amortizes the intangible asset on a straight-line basis over the estimated useful life of the acquired license until 2044 and recognizes the amortization in cost of sales. The duration and method of amortization are reviewed at the end of each financial year. In the event of triggering events, the asset is tested for impairment, if any. As of December 31, 2022, no indications of impairment were identified.
Internally generated intangible assets
In 2021, it was decided to contract new manufacturers of tafasitamab. Related costs, including FTE and external costs, were capitalized as internally generated intangible assets. As of December 31, 2022, the carrying amount was € 16.9 million (December 31, 2021: € 11.5 million). As soon as the know-how transfer is successful and an associated certification has been obtained, amortization will commence.
An impairment loss of € 7.8 million was recognized in the current fiscal year. This is based on a management decision not to utilize production capacities at a manufacturer in the future.
4.11    Goodwill
Slonomics Technology
As of September 30, 2022, goodwill of € 1.6 million from the 2010 acquisition of Sloning BioTechnology GmbH was subject to an annual impairment test. The recoverable amount of the cash-generating unit Slonomics technology was determined on the basis of value-in-use calculations. The calculation showed that the value-in-use was higher than the carrying amount of the cash-generating unit. The cash flow forecasts took into account future free cash flows from the contribution of the Slonomics technology to partnered programs. The cash flow forecasts are based on a period of 10 years because the Management Board believes that commercialization through licensing agreements, milestone payments, and royalties is only feasible by means of medium- to long-term contracts. For this reason, a planning horizon of ten years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated ten-year cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.0 (2021: 0.9), WACC before taxes of 9.8% (2021: 8.5%) and a perpetual growth rate of 1% (2021: 1%). A sensitivity analysis was performed for the growth rate and the discount rate for calculating value-in-use. The sensitivity analysis took into account the change in one assumption, with the remaining assumptions remaining unchanged from the original calculation. This analysis did not reveal any need for impairment. A sensitivity analysis for changes in the cash flows has not been performed since the cash flows have already been probability-adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios as well as external sources of information.
No indication of impairment was identified as of December 31, 2022.
Constellation
As of December 31, 2022, goodwill of € 354.6 million from the acquisition of Constellation was subject to an impairment test. Goodwill was allocated to the group of cash-generating units Constellation, as goodwill is monitored at this level. In addition, future potential cash flows of this group of cash-generating units will only be generated by Constellation's own compounds, which are also recognized by these companies
The recoverable amount of the group of cash-generating units Constellation was determined on the basis of value-in-use calculations. The calculation showed that the value-in-use was higher than the carrying amount of this group of cash-generating units.The cash flow projections included expected payments from the commercialization of pelabresib and other compounds, the cash outflows for anticipated research and development, and the costs for pelabresib’s and the other compounds' commercialization. The cash flow forecasts are based on the period of patent protection for pelabresib and the other compounds. For this reason, a planning horizon of approximately 22 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.5 (2021: 1.7) and WACC before taxes of 14.7% (2021: 14.1%).

A sensitivity analysis of the determined value-in-use was performed. This included the underlying estimates for the cash flow forecasts and for the discount rate. In each case, one planning assumption is changed and all other estimates are kept constant. The value-in-use would correspond to the carrying amount if the cash flow forecasts were reduced by 14% or the discount rate were increased by 1.3%. The values attributed to the assumptions correspond to the Management Board's assessment with regard to future developments and are based on internal planning scenarios as well as external sources.
4.12    Investment in Associates
As of June 14, 2022, MorphoSys AG holds a 15% stake in Human Immunology Biosciences, Inc. ("HI-Bio"), based in San Francisco, California, USA. HI-Bio is a biotechnology company focused on the discovery and development of precision medicines for autoimmune and inflammatory diseases. HI-Bio is not publicly traded. MorphoSys obtained the shares by making a contribution in kind of a license for felzartamab (MOR202). The 15% shareholding represents both the capital and the voting rights.
HI-Bio is accounted for in the consolidated financial statements using the equity method, as described in the Group's accounting policies (refer to Note 2.2.2 of these notes). This accounting treatment is due to the fact that, despite a shareholding of less than 20%, MorphoSys AG can exercise significant influence over HI-Bio. The relevant criteria for this are: representation of MorphoSys on the Board of Directors of HI-Bio and consequently participation in decision-making processes of HI-Bio, MorphoSys entered into significant transactions with HI-Bio, and MorphoSys has provided significant technical information to HI-Bio.
In addition to the shareholding, MorphoSys AG has the right to receive further shares (anti-dilution right). The right to receive further shares is recognized at fair value as a financial asset and is disclosed in Note 4.5 of these notes.
The following tables provide summarized financial information of the balance sheet and comprehensive income about the Group's investment in HI-Bio (including modifications due to differences in accounting policies). This reflects the status as of September 30, 2022, as this is the last available financial statement from HI-Bio as of the date of preparation of the MorphoSys consolidated financial statements.

in 000' €	12/31/2022
Current Assets	12,052
thereof Cash and Cash Equivalents	11,220
thereof Other Assets	833
Non-Current Assets	31,421
Current Liabilities	10,943
thereof Financial Liabilities (excluding Accounts Payable)	10,334
thereof Other Financial Liabilities	609
Non-Current Liabilities	11,358
Stockholders’ Equity	21,173
Group Share in Equity (15%)	3,176

in 000' €	2022
Revenues	0
Interest Income	(5)
Depreciation and Amortization	(58)
Interest Expenses	(10)
Income Tax Benefit / (Expenses)	0
Loss	(28,700)
Other Comprehensive Income	0
Total Comprehensive Income	(28,700)
Dividends Received	0
The following table reconciles the summarized financial information presented to the carrying amount of the investment in the associates in the consolidated financial statements. The carrying amount of HI-Bio does not reconcile to the group share in equity in the associate. This is due to a fair value adjustments, a goodwill allocation and also due to timing differences (HI-Bio figures from the previous quarter are utilized), made at the time of acquisition.

in 000' €	2022
Balance as of June 14	9,497
Group Share of Total comprehensive Loss	(4,305)
Anti-Dilution Right	160
Balance as of December 31	5,352
License agreements will enable HI-Bio to develop and commercialize MorphoSys' anti-CD38 antibody felzartamab and anti-C5aR1 antibody MOR210. HI-Bio will receive worldwide commercialization rights for felzartamab and MOR210 except for the territories for felzartamab and MOR210 licensed to I-Mab Biopharma in 2017 and 2018.
Upon the achievement of certain milestone events for Felzartamab, MorphoSys receives additional shares of up to US$ 67.5 million (currently expected € 63.3 million) and payments of up to US$ 500.0 million (currently expected € 468.8 million). In addition, MorphoSys is eligible to receive tiered royalties on future net sales of felzartamab.
During the period from June 14, 2022 to June 30, 2023, all of MorphoSys's expenses related to the clinical development of felzartamab, which include personnel costs, costs for external services and material expenses, will be fully compensated or reimbursed by HI-Bio.
As consideration for the licensing of MOR210, MorphoSys received a payment of US$ 15.0 million (€ 14.4 million). Upon achievement of certain events, MorphoSys may receive further payments of up to US$ 500.0 million (currently expected € 468.8 million). In addition, MorphoSys is eligible to receive tiered royalties on future net sales of MOR210.
4.13    Deferred Tax Assets
The Group recognized deferred tax assets of net € 0.0 million in the 2022 financial year (December 31, 2021: € 186.5 million). The decrease mainly resulted from the reversal and the derecognition of deferred tax assets in the amount of € 168.0 million.
4.14    Accounts Payable and Accruals
Accounts payable and licenses payable were non-interest-bearing and, under normal circumstances, have payment terms of no more than 30 days.
Accounts payable and accruals are listed in the following table.

in 000' €	12/31/2022	12/31/2021
Accounts Payable	38,579	73,787
Accruals	117,418	113,055
Other Liabilities	1,273	1,235
Total	157,270	188,077
Accruals are shown in the following overview:

in 000' €	12/31/2022	12/31/2021
Accruals for External Laboratory Services	78,737	65,026
Accrued Personnel Expenses for Payments to Employees and Management	19,489	29,666
Accruals for Outstanding Invoices	11,908	12,515
Accruals for Revenue Deductions from Product Sales	2,364	1,998
Accruals for Legal Fees	1,091	169
Accruals for Audit Fees and other related Costs	1,790	703
Accruals for License Payments	2,039	2,978
Total	117,418	113,055
At the Company’s Annual General Meeting in May 2022, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, was appointed as the auditor. The Supervisory Board engaged PwC GmbH to audit the financial statements.

The table below shows the total fees PwC GmbH received in the 2022 financial year.

in 000' €	12/31/2022	12/31/2021
Audit Fees	2,335	2,141
Fees for Other Assurance Services	112	116
Tax Service Fees	0	—
Other Fees for Other Services	11	2
Total	2,458	2,258
The other assurance services comprised fees in connection with the non-financial group report as well as the audit of the content of the remuneration report.
4.15    Tax Liabilities and Provisions
As of December 31, 2022, the Group recorded tax liabilities of € 0.8 million (December 31, 2021: € 0.5 million) and provisions of € 14.7 million (December 31, 2021: € 4.1 million).
Tax liabilities included primarily provisions for income taxes. Provisions included mainly expenses for share-based payments when these are settled by other assets equivalent to the value of a certain number of shares or stock options (“cash settlement”), as well as present obligations for onerous contracts.
The table below shows the development of tax liabilities and current and non-current provisions in the 2022 financial year.

in 000' €	01/01/2022	Additions	Utilization	Release	12/31/2022
Tax Liabilities	528	298	(33)	0	793
Provisions, current	2,549	6,006	(90)	(2,459)	6,006
Provisions, non-current	1,577	8,227	0	(1,129)	8,675
Total	4,654	14,531	(123)	(3,588)	15,474
4.16    Contract Liabilities
Contract liabilities relate to transaction prices paid by customers that are allocated to unfulfilled performance obligations. The changes in this item are shown in the table below.

in 000' €	2022	2021
Balance as of January 1	253	2,616
Prepayments Received in the Financial Year	37,109	4,323
Revenues Recognized in the Reporting Period that was included in the Contract Liability at the Beginning of the Period	(253)	(2,544)
Revenues Recognized for Received Prepayments and Services Performed in the Financial Year	(37,109)	(4,142)
Balance as of December 31	0	253
thereof short-term	0	224
thereof long-term	0	29
4.17    Deferred Tax Liabilities
As of December 31, 2022, deferred tax liabilities of € 6.5 million were recognized after offsetting (December 31, 2021: € 22.1 million).
4.18    Bonds
MorphoSys AG placed non-subordinated, unsecured convertible bonds in 2020 for a nominal amount of € 325.0 million, equal to 3,250 bonds with a nominal amount of € 100,000 each, and maturing on October 16, 2025.
The convertible bonds were issued at 100% of their nominal amount and carry a coupon of 0.625% p.a. payable semi-annually. The conversion price is € 131.29. The convertible bonds are traded on the Open Market Segment (Freiverkehr) of the Frankfurt Stock Exchange.

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
The conversion right securitized in the convertible bond represents an equity instrument and was recognized in equity (other comprehensive income reserve) for an amount of € 49.2 million net of deferred taxes and issuance costs attributable to the equity component. The equity component is not adjusted over time, and the liability component is classified as a financial liability at amortized cost. As of the date of initial recognition, the liability component amounted to € 270.7 million after the deduction of issuance costs. The difference between this amount and the nominal value of € 325.0 million is recognized as an interest expense over the term of the financial liability using the effective interest method.
The early termination rights from MorphoSys (issuer call and clean-up call) and the put option of the convertible bondholders in the case of change of control all represent embedded derivatives that, however, have not been separated in accordance with IFRS 9, as they are considered to be closely related to the base contract. Accordingly, these components are included in the financial liability.
There were no bond conversions in 2022 and 2021.
4.19    Financial Assets and Liabilities from Collaborations
MorphoSys AG and Incyte Corporation signed a collaboration and license agreement in 2020 for the further global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. Under the terms of this agreement, MorphoSys could, among other things, pending on the achievement of certain developmental, regulatory, and commercial milestones, receive milestone payments amounting to up to US$ 1.1 billion (currently expected € 1,031.3 million). MorphoSys also receives tiered royalties in a mid-teen to mid-twenties percentage of net sales of Monjuvi outside the US. In the US, MorphoSys and Incyte co-commercialize Monjuvi, with MorphoSys being responsible for the commercial relationship with the end customer, which also comprises the deliveries of the drug and the collection of the related cash inflows. The revenues from product sales of Monjuvi are, therefore, recognized by MorphoSys, as it is the principal of the transaction. Incyte and MorphoSys are jointly responsible for the commercialization activities in the US and will equally share any profits and losses (50/50 basis). Outside the US, Incyte has received exclusive commercialization rights, determines the commercialization strategy and is responsible for the commercial relationship with the end customer, including the deliveries of the drug and the collection of the related cash inflows. Therefore, Incyte will recognize all revenues generated from sales of tafasitamab outside the US and will pay royalties to MorphoSys on these sales.
As part of the agreement, MorphoSys recorded the balance sheet items "Financial Assets from Collaborations" and "Financial Liabilities from Collaborations". The financial asset represents MorphoSys’s current reimbursement claim against Incyte from the expected future losses associated with the US commercialization activities (as Incyte has agreed to compensate MorphoSys for 50% of said losses) measured at fair value. The financial liability, measured initially at fair value, represents Incyte’s prepaid entitlement to future profit sharing on sales of Monjuvi in the US (as MorphoSys will share 50% of these profits with Incyte). Incyte has already acquired this right with the payments made in 2020; therefore, a liability had to be recognized at that time. The basis for the initial valuation at fair value was the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the United States for the years ahead.
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
As of December 31, 2022, US$ 0.0 million (€ 0.0 million) were recognized as a current financial asset and US$ 2.7 million (€ 2.5 million) as a current financial liability and US$ 232.3 million (€ 217.8 million) as a non-current financial liability as result of the collaboration with Incyte. As of December 31, 2021, € 16.7 million of current financial assets, € 1.1 million of current financial liabilities and € 513.3 million of non-current financial liabilities were recognized. This change is mainly due to the updated planning assumptions regarding the expected net cash flows related to financial liabilities from collaborations. For this purpose, an amount of € 354.4 million was recognized in financial income. Changes resulted mainly from lower expected future sales revenues for Monjuvi in the USA. This is partially offset due to expenses for foreign currency valuation € 37.4 million and for the application of the effective interest method € 23.0 million.
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
The financial assets from collaborations are classified at FVTPL and their measurement is based on the above-mentioned partly unobservable parameters. This results in a fair value classification in the Level 3 measurement hierarchy. The assets changed in 2022 as follows:

in 000' €	2022	2021
Balance as of January 1	16,730	42,870
Additions	0	0
Cash Receipts	(23,768)	(40,004)
Through Profit or Loss (in Finance Income/Expenses)	7,038	13,864
Balance as of December 31	0	16,730
The estimates underlying the financial liabilities from collaborations are subject to a sensitivity analysis below. This would have resulted in the following effects on the carrying amount of the financial liabilities from collaborations as of December 31, 2022 and 2021. In each case, one planning assumption is changed and all other estimates are kept constant.

	12/31/2022		12/31/2021
in million €	+1%	(1)%	+1%	(1)%
Change in Price obtained in the Market (revenue related)	5.5	(5.5)	9.7	(9.7)
Change in Patient Numbers and Number of Doses administered (revenue related)	4.9	(4.9)	8.7	(8.7)
Change in Manufacturing Costs and other Cost Components (cost related)	(3.3)	3.3	(4.6)	4.6
Change in Patient Numbers and Number of Doses administered (cost related)	(0.5)	0.5	(0.9)	0.9

4.20    Financial Liabilities from Future Payments to Royalty Pharma
In 2021, a royalty purchase agreement and a revenue participation agreement were concluded with Royalty Pharma. In addition, a development funding bond was agreed, which was issued during fiscal year 2022. These agreements are summarized in the balance sheet item "Financial Liabilities from Future Payments to Royalty Pharma" (hereinafter referred to as "Royalty Pharma - Financial Liability").

in 000' €	2022	2021
Royalty Pharma - Financial Liability	1,141,884	1,193,557
thereof short-term	102,171	88,401
thereof long-term	1,039,713	1,105,156
Development Funding Bond	358,590	62,619
thereof short-term	0	0
thereof long-term	358,590	62,619
Balance as of Financial Liabilities from Future Payments to Royalty Pharma	1,500,474	1,256,176
thereof short-term	102,171	88,401
thereof long-term	1,398,303	1,167,775
Royalty Pharma - Financial Liability
The "Royalty Pharma - Financial Liability" changed as follows in 2022 and 2021:

in 000' €	2022	2021
Balance as of January 1	1,193,557	0
Addition	0	1,147,520
Amortizations from Effective Interest Method	66,672	27,849
Changes from Adjustments to Planning Assumptions	(28,285)	64,846
Transfer of Assigned License Revenues to Royalty Pharma	(96,897)	(51,890)
Foreign Currency Translation Differences from Consolidation	6,837	5,232
Balance as of December 31	1,141,884	1,193,557
This financial liability represents MorphoSys' (and Royalty Pharma's) obligation under the royalty purchase agreement to pass on certain future royalty revenues to Royalty Pharma in the form of royalties and milestones. This includes 100% of MorphoSys' entitlement since April 1, 2021 for royalties from net sales of Tremfya from Janssen, 80% of future royalties as well as 100% of the future milestone payments for otilimab from GSK and 60% of future royalties for gantenerumab from Roche to be passed on to Royalty Pharma. Also included in the financial liability is Constellation's obligation to transfer 3% of future net sales of clinical-stage compounds (pelabresib and tulmimetostat) to Royalty Pharma under the revenue participation agreement. If net sales of pelabresib exceed US$ 30.0 million (€ 25.4 million) in any fiscal year, an additional payment of US$ 50.0 million (€ 42.3 million) will be due. However, the rights to the underlying intellectual property of pelabresib and tulmimetostat remain with MorphoSys.
In addition, a contingent payment from Royalty Pharma to MorphoSys of up to US$ 100.0 million (€ 106.7 million) was agreed, which is subject to the achievement of certain clinical, regulatory and commercial milestones for otilimab from GSK, gantenumerab from Roche and pelabresib from Constellation.
On October 27, 2022, MorphoSys' licensing partner GlaxoSmithKline (GSK) provided an update on its Phase 3 ContRAst program for otilimab. GSK has decided not to pursue regulatory filings for this program. On November 14, 2022, MorphoSys' licensing partner Roche announced an update on the GRADUATE I and II studies for gantenerumab. Roche announced that the studies did not meet their primary endpoint. As a result, MorphoSys no longer expects future milestones or royalties for otilimab and gantenerumab. Therefore, the financial liability related to these two programs has been partially released. This was offset by higher expected net sales for Tremfya from Janssen.
The financial liability was measured at fair value at the date of inception (July 15, 2021). The initial measurement at fair value was based on corporate planning and the resulting net sales for the coming years, reduced by the market inequity in fiscal year 2021 described under "Development Financing Bond" (see below). There is no cash inflow and outflow at MorphoSys, as the agreed royalty percentages are paid directly by Janssen to Royalty Pharma. The cash flows from the transfer of assigned license revenues are generally recognized directly against the financial liability with no effect on profit or loss. Deviations of the actual cash flows from the original planning are recognized in finance income/expenses. Effects resulting from changes in the planning assumptions regarding the expected net cash flows are also recognized in finance income/expenses. The initial effective interest rate continues to be used for the subsequent measurement of the financial liability, as the financial liability is measured at amortized cost using the effective interest method. Royalty revenue from any product sales will continue to be recognized in profit or loss by MorphoSys, which acts as the principal.
The planning assumptions are influenced by estimates and mainly relate to the expected revenues from Tremfya, pelabresib and tulmimetostat and the expected term of the cash flows. Revenues are influenced by variable factors such as patient numbers and the number of doses administered as well as the price that can be achieved in the market. The estimated figures are also subject to exchange rate fluctuations, as the planning is made in USD, but payment has been agreed in euros. The term represents the estimated period over which Tremfya in the approved indication and pelabresib and tulmimetostat will generate future cash inflows and thus the expected duration of product sales. The above estimates are weighted with an expected probability of obtaining regulatory approval. The cash inflows and outflows represent an estimate of future revenues and costs from the out-licensed products and are subject to a significant degree of judgment. These estimates are based on assumptions that are developed and approved by the responsible departments of MorphoSys on a quarterly basis.
The estimates underlying the "Royalty Pharma - Financial Liability" are subject to a sensitivity analysis below. This would have resulted in the following effects on the carrying amount of the Royalty Pharma financial liability measured at amortized cost as of December 31, 2022 and December 31, 2021. In each case, one planning assumption is changed and all other estimates are kept constant.

	12/31/2022		12/31/2021
in million €	+1%	(1)%	+1%	(1)%
Change in variable Factors on Revenues	11.4	(11.4)	11.4	(11.4)
Development Funding Bond
In fiscal year 2021, the development funding bond agreement with Royalty Pharma was concluded. Under the terms of this agreement, MorphoSys was obligated to draw down at least US$ 150.0 million (equivalent to € 147.7 million), but no more than US$ 350.0 million (equivalent to € 344.7 million), by July 15, 2022 at the latest. Repayment will be made at 2.2 times the amount drawn according to a fixed payment schedule within ten years and nine months after drawdown without any repayment in the first two years after drawdown. This corresponds to a nominal interest rate of 13.3%. The drawdown date of the development funding bond with Royalty Pharma was extended by approximately two months, i.e., until September 12, 2022, on identical terms by two agreements dated May 31, 2022 and June 29, 2022. On July 26, 2022, MorphoSys notified Royalty Pharma that it intends to draw US$ 300.0 million (€ 295.4 million) from the development funding bond. The proceeds have been disbursed to MorphoSys on September 12, 2022 and will be used primarily to fund development activities.
The development funding bond changed as follows in 2022 and 2021:

in 000' €	2022	2021
Balance as of January 1	62,619	0
Market Inequity		58,391
Cash Receipts	295,421
Cash Payments for Principal Element	0	0
Amortizations from Effective Interest Method	11,746	1,962
Foreign Currency Translation Differences from Consolidation	(11,196)	2,267
Balance as of December 31	358,590	62,619
As all of the agreements with Royalty Pharma in 2021 were entered into on an arm's length basis, it can be assumed that the consideration paid by Royalty Pharma corresponds in total to the fair value of the liabilities entered into. However, as the implied interest rate on the development funding bond individually is 13.3%, which is higher than the market interest rate of 6.3% (as of 2021), it can be assumed that part of the consideration is to be considered as compensation for the market inequity (in the amount of the present value of the interest rate differential) of the development funding bond. Accordingly, for the agreed minimum amount of US$ 150.0 million (equivalent to € 147.7 million), the "Royalty Pharma - Financial Liability" was reduced by US$ 69.0 million (€ 58.4 million), and this amount was allocated to the development funding bond as compensation for the market inequity. The development funding bond is measured using the effective interest method.
Due to the issue amount exceeding the agreed minimum amount of US$ 150.0 million (equivalent to € 147.7 million), there is a difference in the transaction price and the fair value at initial recognition of the development funding bond at the time of payment in 2022. This is determined using the present value of the interest rate difference between the nominal interest rate of 13.3% and a market interest rate of 7.5% (as of 2022) and was measured in the amount of US$ 57.6 million (equivalent to € 56.7 million). The resulting fair value is higher than the amount paid out, so that the difference is to be regarded as a loss on initial recognition of the financial liability and recognized as a deferral. This results from the fact that the fair value of this financial liability is not evidenced by a quoted market price in an active market for an identical liability, nor by a valuation technique that uses only data from observable markets. The deferral of the initial measurement loss is recorded in the same balance sheet line item as the development funding bond. The deferral is amortized over the life of the bond based on the performance of the bond.
The development of the deferral of the initial measurement loss can be seen in the following table. The initial measurement loss is included as a deferral with a debit amount in the development funding bond.

in 000' €	2022
Balance as of January 1	0
Addition	56,738
Amortization	(1,173)
Foreign Currency Translation Differences from Consolidation	(2,703)
Balance as of December 31	52,862
4.21    Stockholders' Equity
4.21.1    Common Stock
As of December 31, 2022, the Company had common stock in the amount of € 34,231,943 or 34,231,943 shares (December 31, 2021: € 34,231,943 or 34,231,943 shares), divided into 34,231,943 no-par-value bearer shares (December 31, 2021: € 34,231,943 or 34,231,943 shares). With the exception of the 65,980 treasury shares (€ 65,980) held by the Company (December 31, 2021: 83,154 treasury shares or € 83,154), the shares concerned are bearer shares with dividend entitlements and voting rights, with each share carrying one vote at the Annual General Meeting.
The development of the equity position of the parent company MorphoSys AG (including the assessment with regard to the provision of section 92 German Stock Corporation Act) as well as of the Group is closely monitored by the Management Board. At the time of this report, the Management Board is not aware of any risks that could affect the company as a going concern.
4.21.2    Authorized Capital
In comparison to December 31, 2021, the number of authorized ordinary shares increased from 7,287,025 (€ 7,287,025) to 9,195,696 (€ 9,195,696). At the Annual General Meeting on May 18, 2022, Authorized Capital 2022-I in the amount of € 1,978,907 , was newly created. The reduction of Authorized Capital 2019-I in the amount of € 70,236 had an offsetting effect.
Under the Authorized Capital 2022-I, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company’s share capital on one or several occasions until and including May 17, 2027 against cash and/or non-cash contributions by a total of up to € 1,978,907 by issuing up to 1,978,907 new no-par-value bearer shares.
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
4.21.3    Conditional Capital
In comparison to December 31, 2021, the number of ordinary shares of conditional capital decreased from 7,816,101 (€ 7,816,101) to 6,804,134 (€ 6,804,134). In the course of this General Meeting on May 18, 2022, the Conditional Capital 2020-I in the amount of € 806,947 and the Conditional Capital 2016-III in the amount of € 205,020 were reduced.
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

4.21.4    Treasury Stock
In the years 2022, 2021 and 2020, the Group did not repurchase any of its own shares. The composition and development of this line item are listed in the table below.

	Number of Shares	Value
Balance as of December 31, 2019	225,800	8,357,250
Transfer in 2020	(94,386)	(3,488,506)
Balance as of December 31, 2020	131,414	4,868,744
Transfer in 2021	(48,260)	(1,783,690)
Balance as of December 31, 2021	83,154	3,085,054
Transfer in 2022	(17,174)	(634,751)
Balance as of December 31, 2022	65,980	2,450,303
On December 31, 2022, the Company held 65,980 treasury shares with a value of € 2,450,303 – a decrease of € 634,751 compared to December 31, 2021 (83,154 shares, € 3,085,054). The reason for this decrease was the transfer of 16,008 treasury shares amounting to € 591,656 to the Management Board and selected employees of the Company (beneficiaries) from the 2018 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2022 and offered beneficiaries a six-month period until October 19, 2022 to receive a total of 16,008 shares. In addition, 1,166 treasury shares for an amount of € 43,095 from the 2019 Long-Term Incentive Plan were transferred to certain employees of MorphoSys US Inc.
Consequently, the number of MorphoSys shares owned by the Company as of December 31, 2022, was 65,980 (December 31, 2021: 83,154) and the number of outstanding shares amounted to 34,165,963 (December 31, 2021: 34,148,789). The repurchased shares may be used for all of the purposes named in the authorization granted by the Annual General Meeting on May 23, 2014, particularly for existing and future employee stock option programs and/or to finance acquisitions. The shares may also be redeemed.
4.21.5    Additional Paid-in Capital
As of December 31, 2022, the capital reserve amounted to € 833,708,724 (December 31, 2021: € 833,320,689). The increase by a total of € 388,035 resulted mainly from the addition of personnel expenses from share-based payments in the amount of € 1,022,786. This was offset by the decrease from reclassifications of treasury shares in connection with the allocation of shares from the MorphoSys AG 2018 Performance Share Plan in the amount of € 591,656 and from the MorphoSys US Inc. 2019 LTI Plan in the amount of € 43,095.
4.21.6    Other Comprehensive Income Reserve
On December 31, 2022, this reserve included changes in the fair value of equity instruments of € (27,486) (December 31, 2021: € (27,486)) recognized directly in equity, as well as currency translation differences from consolidation of € 115,354,088 (December 31, 2021: € 52,785,077). The currency translation differences from consolidation included exchange rate differences from the revaluation of the financial statements of Group companies prepared in foreign currencies and differences between the exchange rates used in the balance sheet and income statement.
4.21.7    Accumulated Deficit
The consolidated net loss for the year of € 151,058,190 is reported under “accumulated deficit.” As a result, the accumulated deficit increased from € 672,349,226 in 2021 to € 823,407,416 in 2022.
5    Remuneration System for the Management Board and Employees of the Group
5.1    Equity-Settled Share-Based Payment Transactions
5.1.1    Stock Option Plans
2017 Stock Option Plan
On April 1, 2017, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The vesting period/performance has ended on March 31, 2021. The performance criteria were set at 110%. Each stock option thus grants 1.1 subscription rights to shares in the Company. The number of subscription rights vested per year were calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index.
The exercise price is € 55.52. The exercise period is three years after the end of the 4-year vesting period/performance period, which is March 31, 2024.
Based on the performance criteria achieved, 72,650 stock options can be exercised; this corresponds to 79,935 shares. Of these, the Management Board can exercise 8,197 stock options (9,017 shares), the members of the Executive Committee can exercise 4,018 stock options (4,421 shares) and other current and former employees of the Company can exercise 60,435 stock options (66,497 shares). As of December 31, 2022, 0 stock options have been exercised, representing 0 shares.
In 2022, personnel expenses from stock options under the Group’s 2017 SOP amounted to € 0 based on the fair value on the grant date (2021: € 2,757; 2020: € 62,780).
2018 Stock Option Plan
On April 1, 2018, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected Company employees (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The vesting period ended March 31, 2022. The program’s performance criteria were set at 60%. Each stock option grants up to 0.6 subscription rights to shares in the Company. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index.
The exercise price is € 81.04. The exercise period is three years after the end of the 4-year vesting period/performance period, which is March 31, 2025.
Based on the performance criteria achieved, 63,127 stock options can be exercised; this corresponds to 37,901 shares. Of these, a member of the Management Board can exercise 6,476 stock options (3,886 shares), members of the Executive Committee can exercise 3,854 stock options (2,314 shares) and other current and former employees of the Company can exercise 52,797 stock options (31,701 shares). As of December 31, 2022, 0 stock options have been exercised, representing 0 shares.
In 2022, personnel expenses from stock options under the Group’s 2018 SOP amounted to € (14,267) based on the fair value on the grant date (2021: € 52,795; 2020: € 251,855).
2019 Stock Option Plan
On April 1, 2019, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2019, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.
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
In 2022, personnel expenses from stock options under the Group’s 2019 SOP amounted to € 218,126.43 based on the fair value on the grant date (2021: € 625,806; 2020: € 1,570,241).
2020 Stock Option Plan
On April 1, 2020, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 21, 2020, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.
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
In 2022, personnel expenses from stock options under the Group’s 2020 SOP amounted to € 481,879 based on the fair value on the grant date (2021: € 1,033,944; 2020: € 1,990,326).
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
The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 44.91.

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
In 2022, personnel expenses from stock options under the Group’s 2021 SOP amounted to € 796,616 based on the fair value on the grant date (2021: € 711,223).
Development of Stock Option Plans and Fair Value
The table below shows the development of the stock option plans in the financial year 2022.

	April 2017 Stock Option Plan	April 2018 Stock Option Plan	April 2019 Stock Option Plan	October 2019 Stock Option Plan	April 2020 Stock Option Plan	October 2021 Stock Option Plan
Outstanding on January 1, 2022	68,305	63,146	69,671	57,078	100,350	293,593
Granted	0	0	0	0	0	0
Exercised	0	0	0	0	0	0
Forfeited	0	(19)	(1,030)	0	(5,075)	(168,458)
Expired	0	0	0	0	0	0
Outstanding on December 31, 2022	68,305	63,127	68,641	57,078	95,275	125,135
Exercisable on December 31, 2022	68,305	63,127	0	0	0	0
Weighted-average Exercise Price (€)	55.52	81.04	87.86	106.16	93.66	44.91
The fair value of the stock options from the 2018, 2019, 2020 and 2021 stock option plans was determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and fair value of each program are listed in the table below.

	April 2018 Stock Option Plan	April 2019 Stock Option Plan	October 2019 Stock Option Plan	April 2020 Stock Option Plan	October 2021 Stock Option Plan
Share Price on Grant Date in €	81.05	85.00	98.10	94.90	40.75
Exercise Price in €	81.04	87.86	106.16	93.66	44.91
Expected Volatility of the MorphoSys share in %	35.95	37.76	38.02	39.86	40.51
Expected Volatility of the Nasdaq Biotech Index in %	25.10	18.61	18.17	25.32	24.95
Expected Volatility of the TecDAX Index in %	17.73	26.46	24.82	20.48	22.17
Performance Term of Program in Years	4.0	4.0	4.0	4.0	4.0
Dividend Yield in %	n/a	n/a	n/a	n/a	n/a
Risk-free Interest Rate in %	between 0.02 and 0.15	between 0.02 and 0.13	between 0.0 and 0.02	between -0.55 and -0.83	between (0.70) and (0.22)
Fair Value on Grant Date in €	30.43	31.81	35.04	38.20	16.67

5.1.2    Long-Term Incentive Programs
2017 Long-Term Incentive Plan
On April 1, 2017, MorphoSys AG established Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2021. The program is considered an equity-settled share-based payment and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria were based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 130%. In addition, the Supervisory Board set a “company factor” as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 45,891 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period in the period ending October 13, 2021. A member of Management Board received 4,143 performance shares (for further information, see the tables entitled “Shares” and “Performance Shares” in Note 5.3 “Related Parties”), and members of the Executive Committee received 2,030 performance shares. A total of 39,718 performance shares were granted to other current and former employees of the Company.
In 2022, personnel expenses resulting from performance shares under the Group’s 2017 LTI Plan amounted to € 0 based on the fair value on the grant date (2021: € 3,530; 2020: € 80,383).
2018 Long-Term Incentive Plan
On April 1, 2018, MorphoSys AG established Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on October 19, 2022. The program is considered an equity-settled share-based payment and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria were based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 55%. In addition, the Supervisory Board set a “company factor” as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 16,008 performance shares of MorphoSys AG were transferred to the beneficiaries after the 4-year vesting period in the period ending October 19, 2022. A member of the Management Board received 1,070 performance shares (for further information, see the tables entitled “Shares” and “Performance Shares” in Note 5.3 “Related Parties”), and members of the Executive Committee received 636 performance shares. A total of 14,302 performance shares were granted to other current and former employees of the Company.
In 2022, personnel expenses resulting from performance shares under the Group’s 2018 LTI Plan amounted to € (7,295) based on the fair value on the grant date (2021: € 54,967; 2020: € 257,494).
2019 Long-Term Incentive Plan
MorphoSys AG
On April 1, 2019, MorphoSys AG established Long-Term Incentive Plan (LTI Plan) for the Management Board and selected employees of the Company (beneficiaries). This plan is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2019, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year vesting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries can choose the allocation date within this exercise period.

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
In 2022, personnel expenses resulting from performance shares under the Group’s 2019 LTI Plan amounted to € 25,278 based on the fair value on the grant date (2021: € 190,767; 2020: € 682,162).
MorphoSys US Inc.
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
After the end of the third one-year performance period, a target achievement of 89% was determined. Taking this target achievement into account, 1,166 performance shares of MorphoSys AG were transferred to the beneficiaries in the period from April 20, 2022 to October 19, 2022.
In 2022, personnel expenses of the Group from performance shares under the MorphoSys US Inc. 2019 LTI Plan amounted to € (33,281) based on the fair value on December 31, 2022. (2021: € (503,206); 2020: € 38,888).

Development of Long-Term Incentive Plans and Fair Value
The table below shows the development of the LTI plans in the financial year 2022.

	April 2018 Long-Term Incentive Program	April 2019 Long-Term Incentive Program	MorphoSys US Inc. - 2019 Long-Term Incentive Program
Outstanding on January 1, 2022	18,577	19,987	2,708
Granted	0	0	0
Adjustment due to Performance Criteria	(2,569)	0	0
Exercised	(16,008)	0	(1,166)
Forfeited	0	(1,166)	(1,542)
Expired	0	0	0
Outstanding on December 31, 2022	0	18,821	0
Exercisable on December 31, 2022	0	0	0
Weighted-average Exercise Price (€)	n/a	n/a	n/a
The fair value of the performance shares from the Long-Term Incentive Plan from 2019 has been determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and the fair value of each program are listed in the table below.

April 2019 Long-Term Incentive Program
Share Price on Grant Date in €	85.00
Exercise Price in €	n/a
Expected Volatility of the MorphoSys share in %	37.76
Expected Volatility of the Nasdaq Biotech Index in %	18.61
Expected Volatility of the TecDAX Index in %	26.46
Performance Term of Program in Years	4.0
Dividend Yield in %	n/a
Risk-free Interest Rate in %	between 0.02 and 0.13
Fair Value on Grant Date in €	106.85
5.1.3    Restricted Stock Unit Plan (RSUP)
2020 Restricted Stock Unit Plan (RSUP)
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
The program was originally considered to be equity-settled share-based payment and was accounted for accordingly. As of December 31, 2022, it was decided to settle this program in cash. As of December 31, 2022, based on a target achievement of 82%, a cash settlement of € 0.2 million is expected at the end of the three-year performance period. The provision for this program amounts to € 0.2 million as of December 31, 2022.
On October 1, 2020, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2020 program.
The fair value of the restricted shares granted on October 1, 2020, in accordance with the grant dates or measurement dates for each of the three performance periods were € 94.14 per share as of November 30, 2020, € 44.63 per share on August 6, 2021 and € 18.46 per share as of 15. June 2022.
In 2022, personnel expenses of the Group from the MorphoSys US Inc. 2020 RSU Plan amounted to € (1,074,075) based on the fair values (2021: € (462,243); 2020: € 1,916,267).
2021 Restricted Stock Unit Plan (RSUP)
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
The fair value of the restricted shares granted on April 1, 2021, in accordance with the grant dates or measurement dates for each of the three performance periods were € 44.63 per share on August 6, 2021, € 18.46 per share on June 15, 2022 and € 18.46 per share as of June 15, 2022.
On October 1, 2021, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2021 program, except that the performance criteria can be met up to a maximum of 175% per year.
The fair value of the restricted shares granted on October 1, 2021, in accordance with the grant dates or measurement dates for each of the three performance periods were € 18.46 per share as of June 15, 2022 and € 13.21 per share as of December 31, 2022.
In 2022, personnel expenses of the Group from the MorphoSys US Inc. 2021 RSU Plan amounted to € (219,040) based on the fair values (2021: € 1,260,750).
2022 Restricted Stock Unit Plan (RSUP)
On June 1, 2022, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals, Inc. (beneficiaries). According to IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan (Restricted Stock Unit Plan – RSUP) and is paid out in shares of MorphoSys AG created from authorized capital when predefined key performance criteria are achieved. The plan has a term of three years and comprises three performance periods with a term of one year each. If the predefined performance criteria for the respective period are 100% met, 33% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US entities during the annual performance period. The performance criteria can be met annually up to a maximum of 175%. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year. After the end of the total three-year performance period, the final number of shares vested is calculated, and the shares created through authorized capital are transferred from the Company to the beneficiaries.
MorphoSys reserves the right to pay a certain amount of the LTI Plan in cash equal to the amount of the performance shares at the end of the performance period.
If a beneficiary ceases to hold office or is no longer employed at MorphoSys US Inc. before the end of a performance period, the beneficiary is generally entitled to all restricted stock units that have vested for previously completed one-year performance periods. All other restricted stock units will be forfeited without compensation.
The fair value of the restricted stock units granted on June 1, 2022 according to the reporting date for the three performance periods amounted to € 18.46 per share on June 15, 2022 and € 13.21 per share on December 31, 2022.
As of June 1, 2022, U.S. beneficiaries had been granted 408,956 restricted shares. For the 2022 LTI Plan, the calculation of personnel expenses from share-based compensation was based on the assumption that beneficiaries would leave the Company during the three-year period, for which 40% of the shares granted are designated.
On October 1, 2022, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the June 1, 2022 program. 39,738 restricted shares were granted. For the calculation of the personnel expenses from share-based compensation, it was assumed for the 2022 LTI Plan that 20% of beneficiaries would leave the Company during the three-year period.
The fair value of the restricted shares granted on October 1, 2022, in accordance with the grant dates or measurement dates for each of the three performance periods were €22.22 per share as of October 18, 2022 and €13.21 per share as of December 31, 2022.
In 2022, personnel expenses of the Group from the MorphoSys US Inc. 2022 RSU Plan amounted to € 444,718 based on the fair values.
Development of RSUP
The table below shows the development of the performance shares under the MorphoSys RSU Plans in the financial year 2022.

	MorphoSys US Inc. – October 2019 Restricted Stock Unit Plan	MorphoSys US Inc. – April 2020 Restricted Stock Unit Plan	MorphoSys US Inc. – October 2020 Restricted Stock Unit Plan	MorphoSys US Inc. – April 2021 Restricted Stock Unit Plan	MorphoSys US Inc. – October 2021 Restricted Stock Unit Plan	MorphoSys US – June 2022 Restricted Stock Unit Plan	MorphoSys US - October 2022 Restricted Stock Unit Plan
Outstanding on January 1, 2022	6,337	20,506	5,832	42,996	34,335	0	0
Granted	0	0	0	0	0	408,956	39,738
Exercised	0	0	0	0	0	0	0
Forfeited	(1,685)	(8,909)	(2,600)	(24,096)	(6,659)	(77,873)	(1,399)
Expired	0	0	0	0	0	0	0
Outstanding on December 31, 2022	4,652	11,597	3,232	18,900	27,676	331,083	38,339
Exercisable on December 31, 2022	0	0	0	0	0	0	0
Weighted-average Exercise Price (€)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
5.2     Cash-Settled Share-Based Payment Transactions
2019 Restricted Stock Unit Plan (RSUP)
On October 1, 2019, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program was originally considered an equity-settled share-based payment transaction and was accounted for accordingly. As of September 30, 2022, it was decided to settle this program in cash.

The holding period/performance period expired on September 30, 2022. The performance criteria were based on the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The fulfillment of these performance criteria was set at 81%. Taking these conditions into account, a payout amount of € 66,989 resulted. This obligation was fulfilled in 2022.
In 2022, personnel expenses of the Group from the MorphoSys US Inc. 2019 RSU Plan amounted to € (419,712) based on the fair values (2021: € (383,159); 2020: € 600,445).
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
On June 1, 2020, MorphoSys established a performance share unit program (PSU program) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2020 program.
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
In 2022, personnel expenses under the Group’s 2020 performance share unit program amounted to € (81,677) (2021: € (1,083,058); 2020: € 1,166,194).

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
On October 1, 2021, MorphoSys established a performance share unit program (PSU program) for certain employees of the Company who are not members of the Executive Committee. The terms and conditions were identical to those of the April 1, 2021 program. The grant date was October 20, 2021.
In 2022, personnel expenses under the Group’s 2021 performance share unit program amounted to € (444,524) (2021: € 701,136).
2022 Performance Share Unit Program
On June 1, 2022, MorphoSys established a performance share unit program (PSU program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was June 15, 2022. The vesting period/performance period is four years. If the predefined performance criteria for the four-year period are 100% met, 100% of the performance share units become vested in the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the absolute share price development of the MorphoSys share, the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, the achievement of Development Milestones and an assessment of the employee engagement. The performance criteria can be met up to a maximum of 200%. If the defined performance criteria are met by less than 0%, no performance share units will be earned for the four-year assessment period. The right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a three-month period during which the earned performance shares are transferred from the Company to the beneficiaries by means of a cash settlement.
MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s ordinary shares equal to the amount of the performance share units earned. The currently available treasury stocks are likely not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan as a cash-settled share-based payment in accordance with IFRS 2.

In the event of a departure from the Company, beneficiaries generally retain the performance share units that have vested by the time of their departure.
In the event of the termination of a beneficiary’s employment for reasons of conduct, or a revocation of the appointment of a member of the Management Board for reasons constituting good cause as defined by Section 626 (2) of the German Civil Code (BGB), all performance share units are forfeited without entitlement to compensation.
If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period.
As of June 1, 2022, a total of 696,622 performance share units were granted to beneficiaries, of which 242,104 performance share units to the Management Board, 84,208 performance share units to other members of the Executive Committee and 370,310 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. For the calculation of the personnel expenses from share-based compensation, it was assumed for the PSU program 2022 that 25 % of beneficiaries would leave the Company during the four-year period.
On October 1, 2022, MorphoSys established a performance share unit program (PSU program) for certain employees of the Company and for members of the Executive Committee. The terms and conditions were identical to those of the June 1, 2022 program. A total of 40,414 performance share units were granted to beneficiaries, of which 16,666 performance share units to members of the Executive Committee and 23,748 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. The grant date was October 18, 2022.
In 2022, personnel expenses under the Group’s 2022 performance share unit program amounted to € 2,946,000.
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
As of December 31, 2022, and based on 100% target achievement, cash settlement under the CLTI plan at the end of the three-year performance period is expected to be € 0.5 million.
In 2022, personnel expenses of the Group from the MorphoSys US Inc. 2020 CLTI plan amounted to € 42,585 (2021: € 117,395). The provision for this program amounts to € 0.5 million as of December 31, 2022 (December 31, 2021: € 0.4 million).

Development of Cash-Settled Programs and Fair Value
The table below shows the development of the performance share unit programs in the financial year 2022.

	April 2020 Performance Share Unit Program	June 2020 Performance Share Unit Program	April 2021 Performance Share Unit Program	October 2021 Performance Share Unit Program	June 2022 Performance Share Unit Program	October 2022 Performance Share Unit Program
Outstanding on January 1, 2022	25,779	8,361	111,586	11,209	0	0
Granted	0	0	0	0	696,622	40,414
Exercised	0	0	0	0	0	0
Forfeited	(1,326)	0	(12,037)	(6,836)	(86,753)	0
Expired	0	0	0	0	0	0
Outstanding on December 31, 2022	24,453	8,361	99,549	4,373	609,869	40,414
Exercisable on December 31, 2022	0	0	0	0	0	0
Weighted-average Exercise Price (€)	n/a	n/a	n/a	n/a	n/a	n/a
The fair values of the performance share units of the 2020, 2021 and 2022 PSU programs are determined using a Monte Carlo simulation. The expected volatility is based on the development of the share price volatility of the last four years. The calculation of fair values equally considered the performance criteria of the absolute performance of MorphoSys shares, the relative performance compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, and an evaluation of employee engagement. The parameters and the fair value of each program are listed in the table below.

	April 2020 Performance Share Unit Program	June 2020 Performance Share Unit Program	April 2021 Performance Share Unit Program	October 2021 Performance Share Unit Program	June 2022 Performance Share Unit Program	October 2022 Performance Share Unit Program
Share Price in € on December 31, 2022	13.21	13.21	13.21	13.21	13.21	13.21
Exercise Price in €	n/a	n/a	n/a	n/a	n/a	n/a
Expected Volatility of the MorphoSys share in %	56.15	54.56	48.29	47.50	47.55	46.63
Expected Volatility of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index in %	16.91	16.78	15.90	17.52	20.95	20.83
Remaining Performance Term of Program in Years	1.25	1.42	2.25	2.75	3.92	3.92
Dividend Yield in %	n/a	n/a	n/a	n/a	n/a	n/a
Risk-free Interest Rate in %	2.12	2.12	2.08	2.02	1.98	1.97
Fair Value on December 31, 2022, in €	0.03	0.09	2.78	4.07	10.85	10.23
5.3    Related Parties
Related parties are legal entities or individuals that can influence MorphoSys AG and its subsidiaries or are subject to control, joint control or significant influence by MorphoSys AG or its subsidiaries. These include, in particular, associates accounted for using the equity method. In addition to the members of the Management Board and the Supervisory Board, related parties who hold a key position in MorphoSys AG as the parent company of the Group also include all persons at the management level below. Key management personnel from the Group's perspective comprises those persons who direct and control the significant part of the Group's activities. Therefore, in addition to the Management Board and the Supervisory Board, the other members of the Executive Committee are considered to be key management personnel from the perspective of MorphoSys AG.
Balances and transactions between the Company and its fully consolidated subsidiaries, which constitute related parties, have been eliminated in the course of consolidation and are not commented on in this Note. Details of transactions between the Group and other related parties are disclosed below.
Related Entity
In 2022, revenues of € 40.8 million and cost reimbursements of € 26.5 million were recognized with the associated company under the underlying license agreements. As of December 31, 2022, trade receivables from associated companies amounted to € 21.0 million. For the terms and conditions related to these transactions, refer to Note 4.12.
Related Person
The Group engages in business relationships with members of the Management Board, the Supervisory Board and the other members of the Executive Committee as related parties responsible for the planning, management and monitoring of the Group. In addition to cash compensation, the Group has granted the Management Board performance shares. The tables below show the shares held and equity-settled stock options and performance shares from LTI plans that are part of share-based plans by the members of the Management Board and Supervisory Board, as well as the changes in their ownership during the 2022 financial year.
Related parties that can be influenced by the Group or can have a significant influence on the Group can be divided into subsidiaries, members of the Supervisory Board, members of management in key positions and other related entities.
The Group engages in business relationships with members of the Management Board and Supervisory Board as related parties responsible for the planning, management and monitoring of the Group. In addition to cash compensation, the Group has granted the Management Board performance shares. The tables below show the shares held and equity-settled stock options and performance shares from LTI plans that are part of share-based plans by the members of the Management Board and Supervisory Board (or by parties closely associated to them), as well as the changes in their ownership during the 2022 financial year.

Shares
	1/1/2022	Additions	Sales	12/31/2022
Management Board
Jean-Paul Kress, M.D.	0	0	0	0
Sung Lee	2,250	0	0	2,250
Malte Peters, M.D.[1]	7,456	0	0	—
Total	9,706	0	0	2,250
Supervisory Board
Marc Cluzel, M.D., Ph.D.	1,000	3,500	0	4,500
Michael Brosnan	5,000	0	0	5,000
Sharon Curran	0	0	0	0
George Golumbeski, Ph.D.	0	0	0	0
Andrew Cheng, M.D., Ph.D.[2]	—	0	0	0
Wendy Johnson[3]	563	0	0	—
Krisja Vermeylen	1,000	1,000	0	2,000
Total	7,563	4,500	0	11,500

Stock Options
	1/1/2022	Additions	Forfeitures	Exercises	12/31/2022
Management Board
Jean-Paul Kress, M.D.	81,989	0	0	0	81,989
Sung Lee	0	0	0	0	0
Malte Peters, M.D.[1]	33,110	0	0	0	—
Total	115,099	0	0	0	81,989

Performance Shares from LTI plans
	1/1/2022	Additions	Adjustment due to Performance Criteria4	Forfeitures	Allocations5	12/31/2022
Management Board
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Sung Lee	0	0	0	0	0	0
Malte Peters, M.D.[1]	3,105	0	(1,347)	0	0	—
Total	3,105	0	(1,347)	0	0	0

1 Malte Peters, M.D., resigned as a member of the Management Board with effect from the end of September 30, 2022. Changes after his departure from the Management Board are not presented.
2 Andrew Cheng, M.D., Ph.D. has joined the Supervisory Board of MorphoSys AG on May 18, 2022.
3 Wendy Johnson resigned as a member of the Supervisory Board with effect from the end of May 18, 2022. Changes in the number of shares after her departure from the Supervisory Board are not presented.
4 Adjustment due to established performance criteria. For performance criteria that have not yet been met, a target achievement of 100% is assumed.
5 Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year waiting period.
MorphoSys does not award any stock options or performance shares to the Supervisory Board.
The remuneration system for the Management Board meets the requirements of the German Corporate Governance Code and is intended to further a sustainable and long-term development of the Company. The Management Board’s total remuneration consists of several components, including fixed compensation, an annual cash bonus that is dependent upon the achievement of corporate targets (short-term incentives – STI), variable compensation components with long-term incentives (LTI) and other remuneration components. Variable remuneration components with long-term incentive consist of long-term incentive plans (LTI Plan), stock option and performance share plans as well as performance share unit programs from previous years. In addition to fixed base remuneration, Management Board members receive standard fringe benefits, which mainly include the professional and private use of company cars, contributions to or reimbursement of costs for health, social and accident insurance, reimbursement of costs for legal advice related to service agreements, and dual residences. All total compensation packages are reviewed annually by the Compensation and Nomination Committee for scope and appropriateness and compared with the outcome of an annual Executive Board compensation analysis. The amount of remuneration paid to members of the Management Board is based largely on the duties of the respective Management Board member, the financial situation and the performance and business outlook for the Company versus its competition. All resolutions on adjustments to the overall remuneration packages are passed by the plenum of the Supervisory Board. The Management Board’s total remuneration package and the index-linked pension contracts were thoroughly reviewed and then adjusted by the Supervisory Board in 2021 and 2022.
As part of the company pension plan, the Management Board members participate in a pension plan in the form of a provident fund. The provident fund takes out a reinsurance policy that funds the pension benefits. Management Board members also receive an amount equal to up to 10% of their fixed annual (gross) base remuneration, which is intended to be used by the Management Board members for their individual retirement plans. This amount may also be invested in the provident fund pension plan. Malte Peters, M.D., a member of the Management Board who left during the reporting period, used both the provident fund as well as an individual pension plan for this purpose (this individual component is not shown in the following table). Management Board members who also have a company pension plan as part of their deferred compensation also receive an allowance for this Company pension plan.
If a Management Board member’s service contract terminates due to death, the member’s spouse or life partner is entitled to the fixed monthly salary for the month of death and the 12 months thereafter.

In the event of (i) a change of control and (ii) a material reduction of his responsibilities within one year after the change of control, the Chief Executive Officer Jean-Paul Kress, M.D., is entitled to resign from his office as member of the Management Board and simultaneously terminate his service agreement against the payment of the outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, that such amount shall not exceed twice the annual remuneration.
Further, in the event of a change of control, the member of the Management Board and Chief Financial Officer Sung Lee is entitled to exercise a right to terminate his service contracts and receive any outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, that such amount shall not exceed twice the annual remuneration.
The Performance Share Unit Program 2022 also provides for the right of the Executive Board members and/or the Company to forfeit all unexercised performance share units in return for a compensation payment in the amount of the respective offer price in the event of a takeover bid or a mandatory offer. In addition, in such a case all granted stock options, performance share units and performance shares will vest with immediate effect and can be exercised after expiry of the statutory waiting periods.
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
In 2022, the STI 2021 was paid out. Financial and non-financial performance indicators were set for the STI 2021. The financial performance indicator included the financial performance indicators as presented in the management report. The non-financial ones included commercial, development and BD&L, and research and BD&L targets. These performance indicators resulted in a weighted target achievement of 167.2%. This was multiplied by a target amount per Management Board member set by the Supervisory Board to give the bonus payout amount.
With regard to the annual bonus 2022 payments made to members of the Management Board and voluntarily disclosed below in this remuneration report, the following correction was made to the annual bonus 2021: The annual bonus 2021 was paid to the Management Board members in February 2022 based on preliminary financial figures. On March 10, 2022, a one-time, non-cash impairment charge was announced based on the Company's decision to consolidate all research activities on the most advanced programs following the acquisition of Constellation Pharmaceuticals and to centralize all laboratory activities at the German research site in Planegg. This impacted the achievement of Target 4 of the annual bonus 2021. As already outlined in the Remuneration Report 2021, the impact of this effect will be deducted from the payment of the annual bonus 2022. The reduced expenses were recognized in 2022.
For details on the LTI, refer to Note 5.1 and 5.2.
For the fiscal year 2022, the members of the Management Board were granted a total compensation (in accordance with HGB) of € 9,159,782 (2021: € 9,718,350), consisting of performance-unrelated remuneration of € 2,738,488 (2021: € 3,759,850), performance-related remuneration of € 1,821,294 (2021: € 2,680,000) as well as long-term incentive compensation of € 4,600,000 (2021: € 3,278,500) in the form of share-based compensation. The latter represents the fair value upon grant date. In 2022, termination benefits to members of the Management Board were recognized in the amount of € 320,248 (2021: € 806,297).
Dr. Malte Peters was released from his duties as a member of the Management Board effective September 30, 2022, until the end of December 31, 2022, with continued payment of his compensation. Furthermore, all stock options, performance shares and performance share units granted to him (with the exception of the performance share units granted to him under the Performance Share Unit Program 2022, which were only granted to him on a pro-rata basis until his departure) vested in full.
On December 20, 2022 the company announced that Sung Lee will resign from his position as CFO and as a member of the Management Board with effect from the end of March 17, 2023. The performance share units allocated to him will be granted in full, subject to the fulfillment of all other plan conditions.
As of June 1, 2022, the Management Board was granted 242,104 Performance Share Units. The fair value as of December 31, 2022, amounts to €10.85.
For the individualized Management Board compensation, refer to the separately available remuneration report.
In the years 2022 and 2021, there were no other long-term benefits in accordance with IAS 24.17 (c) accruing to the Management Board or Supervisory Board. No benefits upon termination of service in accordance with IAS 24.17 (d) were accrued for the Supervisory Board in the years 2022 and 2021.
Compensation (in accordance with HGB) to former members of the Management Board amounted to € 1.4 million in 2022 (2021: € 4.6 million).
The compensation of the members of the Executive Committee consists of fixed compensation components (annual base compensation, customary fringe benefits and pension contributions), an annual bonus (STI) and a performance-based multi-year compensation (LTI), the Performance Share Unit Program ("PSUP") for members in Germany and the Restricted Stock Unit Program ("RSUP") for the member in the USA.
The total compensation for key management personnel (Management Board and members of the Executive Committee) in 2022 and 2021 were as follows.

in €	2022	2021
Total Short-Term Employee Benefits	7,847,207	7,336,167
Total Post-Employment Benefits	405,922	443,372
Total Termination Benefits	320,248	806,297
Total Share-Based Payment	6,877,000	4,278,500
Total Compensation	15,450,377	12,864,336
As of December 31, 2022, there were accrued personnel expenses of € 3.1 million for payments to key management personnel for performance-related remuneration and non-current provisions of € 2.0 million for long-term incentive compensation (December 31, 2020: € 3.3 million and € 0.5 million, respectively).
The total remuneration for the Supervisory Board, excluding reimbursed travel costs, in 2022 and 2021 was as follows.

	Fixed Compensation		Attendance Fees		Total Compensation
in €	2022	2021	2022	2021	2022	2021
Marc Cluzel, M.D., Ph.D.	104,210	104,210	45,200	60,800	149,410	165,010
Michael Brosnan	57,284	57,284	34,000	31,800	91,284	89,084
Sharon Curran	45,284	45,284	27,200	29,400	72,484	74,684
George Golumbeski, Ph.D.	70,926	70,926	29,200	31,200	100,126	102,126
Andrew Cheng, M.D., Ph.D.[1]	28,240	—	12,400	—	40,640	—
Wendy Johnson[2]	19,302	51,284	20,400	44,800	39,702	96,084
Krisja Vermeylen	57,284	57,284	32,000	41,600	89,284	98,884
Total	382,530	386,272	200,400	239,600	582,930	625,872
1 Andrew Cheng, M.D., Ph.D. has joined the Supervisory Board of MorphoSys AG on May 18, 2022.
2 Wendy Johnson resigned as a member of the Supervisory Board with effect from the end of May 18, 2022.
3 The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.
No other agreements currently exist with present or former members of the Supervisory Board.
As of December 31, 2022, the members of the Executive Committee (excluding the Management Board) held 20,455 stock options, 19,842 restricted shares and 1,252 performance shares granted by the Company.
In 2022, a new performance share program as well as a new restricted stock unit plan were issued to the members of the Executive Committee (excluding the Management Board) (see Note 5.2).
On April 1, 2022, a total of 3,854 stock options from the 2018 SOP-Plan were allocated to the members of the Executive Committee (excluding the Management Board), who were given the option to receive 2,314 shares within a three-year period. By December 31, 2022, no options had been exercised for a total of 0 shares.
On April 1, 2022, a total of 636 shares from the 2018 LTI Plan were allocated to the members of the Executive Committee (excluding the Management Board), who were given the option to receive the shares within an six-month period. By December 31, 2022, no option had been exercised.

6    Additional Notes
6.1    Obligations arising from Leases and Other Contracts
The future minimum payments under non-cancelable leases of low-value assets, performance share unit programs and contracts for insurance and other services on December 31, 2022 were as follows:

in 000' €	Leases of Low-Value Assets and Short-Term Leases	Performance Share Unit Programs	Other	Total
Less than 1 Year	0	200	1,098	1,298
Between One and Five Years	3	9,300	13,499	22,802
More than 5 Years	0	0	0	0
Total	3	9,500	14,597	24,100
As of December 31, 2021, these future mininum payments were as follows.

in 000' €	Leases of Low-Value Assets and Short-Term Leases	Performance Share Unit Programs	Other	Total
Less than 1 Year	8	0	570	578
Between One and Five Years	25	5,105	10,894	16,024
More than 5 Years	0	0	0	0
Total	33	5,105	11,464	16,602
Additionally, the company has contracts for outsourced studies whereas the services have not been rendered as of December 31, 2022 and which could result in future payment obligations. These amounts could be shifted or substantially lower due to changes in the study timeline or premature study termination.

in million €	2022	2021
Less than 1 Year	228.4	138.9
Between One and Five Years	214.1	97.6
More than 5 Years	0.0	0.0
Total	442.5	236.5
6.2    Contingent Liabilities
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
If certain milestones are achieved by MorphoSys (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 236.5 million (currently expected € 221.73 million) related to regulatory events or the achievement of sales targets.
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

By letter dated June 10, 2021, MorphoSys was notified by a licensor of the initiation of arbitration proceedings in the United States. The licensor alleges breach of contract and claims damages for the licensor’s argued loss of revenues. Despite the patent expiry in 2018 confirmed by the licensor at the time, this is now disputed and a significantly longer patent term is assumed. Taking into account the associated legal and consulting costs, the potential amount in dispute in the proceedings, based on our current estimates, is in the mid-double-digit million of euros range. A decision by the arbitration court is expected in the first quarter 2023. Based on the current assessment of the facts, MorphoSys believes that the arguments presented are unfounded and that the arbitration will likely be decided in MorphoSys’ favor.

The assessment of potentially uncertain tax positions included the tax treatment of the financial liability from future payments to Royalty Pharma. In contrast to IFRS accounting, a deferred income item was recognized for tax purposes which will be realized over the term of the underlying license agreements. The Company assumes that the tax authorities will share this assessment and that this will not be objected in a future tax audit. Due to the remaining uncertainty and the significance of the potential tax risk, we reported a contingent income tax liability in accordance with IFRIC 23.A5, IAS 12.88 and IAS 37. A different tax assessment would have a significant impact in the form of an additional tax payment. For tax purposes, deferred income for the obligations to Royalty Pharma amounted to € 866.5 million as of December 31, 2022 and the associated contingent tax liability upon non-acceptance of the deferral amounts to € 223.8 million.
6.3    Additional Disclosures for Financial Instruments
Fair Value Hierarchy and Measurement Methods
The fair value is the price that would be achieved for the sale of an asset in an arm’s length transaction between independent market participants or the price to be paid for the transfer of a liability (disposal or exit price).
Fair value is measured by using the same assumptions and taking into account the same characteristics of the financial asset or financial liability as would an independent market participant. Fair value is a market-based, not an entity-specific measurement. The fair value of non-financial assets is based on the best use of the asset by a market participant. For financial instruments, the use of bid prices for assets and ask prices for liabilities is permitted but not required if those prices best reflect the fair value in the respective circumstances. For simplification, mean rates are also permitted.
MorphoSys applies the following hierarchy in determining and disclosing the fair value of financial instruments:
Level 1:    Quoted (unadjusted) prices in active markets for identical financial assets or liabilities to which the Company has access.
Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the financial asset or the financial liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3:    Inputs for the financial asset or the financial liability that are not based on observable market data (that is, unobservable inputs).
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
Hierarchy Levels 2 and 3
The fair value of financial instruments not traded in active markets can be determined using valuation methods. In this case, fair value is determined using the results of a valuation method that makes maximum use of market data and relies as little as possible on not observable market data. If all significant inputs required for measuring fair value by using valuation methods are observable, the instrument is allocated to Hierarchy Level 2. If significant inputs are not based on observable market data, the instrument is allocated to Hierarchy Level 3.
Hierarchy Level 2 contains foreign exchange forward agreements to hedge exchange rate fluctuations, term deposits as well as restricted cash. Future cash flows for these foreign exchange forward agreements are determined based on forward exchange rate curves. The fair value of these instruments corresponds to their discounted cash flows. The fair value of the term deposits and restricted cash is determined by discounting the expected cash flows using term-specific and risk-adjusted market interest rates.

Hierarchy Level 3 financial assets comprise equity investments, financial assets and financial liabilities from collaborations, financial assets which is part of other receivables (anti-dilution right HI-Bio), the debt component of the convertible bond as well as financial liabilities from future payments to Royalty Pharma. The underlying valuations are generally carried out by employees in the finance department who report directly to the Chief Financial Officer. The valuation process and results are reviewed and discussed among the persons involved on a regular basis.
For the purpose of determining the fair value of financial assets from collaborations, expected cash inflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account Incyte’s credit risk.
The fair value of the debt component of the convertible bond is determined based on the contractual cash flows (interest and principal), that are discounted using market interest rates of financial instruments with a comparable currency and maturities, taking into account MorphoSys' credit risk.
Further information on the assumptions and estimates used to derive the cash flows from the HI-Bio anti-dilution right, as well as a sensitivity analysis of the main estimates and assumptions, please refer to Note 4.5.
In order to determine the fair value of the non-current financial liabilities from collaborations for disclosure purposes (these are accounted for at amortized cost using the effective interest method), the expected cash outflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account MorphoSys' credit risk.
For determining the fair value of the non-current financial liabilities for future payments to Royalty Pharma for disclosure purposes (these are accounted for at amortized cost using the effective interest method), the expected cash outflows from the planned royalty and milestone payments as well as the payments on the development funding bond to Royalty Pharma are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account MorphoSys' credit risk.
For further information on the assumptions and estimates made to derive the cash flows from the financial assets and liabilities from collaborations and the financial liabilities from future payments to Royalty Pharma, as well as a sensitivity analysis of the significant estimates and assumptions of the financial liabilities recognized at amortized cost whose fair value is assigned to hierarchy level 3, please refer to Note 4.19 and 4.20.
Reclassifications between the hierarchy levels are generally taken into account as of the reporting dates. In 2022, no transfers were made between the fair value hierarchy levels. In 2021, the fair value measurement of the debt component of the convertible bond was reclassified from hierarchy level 2 to hierarchy level 3, as the entity's own credit risk was not observable as a significant parameter for the fair value measurement anymore.
The carrying amounts of current financial assets and liabilities at amortized cost approximate their fair values given their short maturities.

The table below shows the fair values of financial assets and liabilities and the carrying amounts presented in the consolidated balance sheet.

December 31, 2022; in 000' €	Classification Financial Instrument	Carrying Amount	Fair Value	Hierarchy Level
Cash and Cash Equivalents	AC	402,351	*	*
Other Financial Assets		504,823
thereof Money Market Funds	FVTPL	14,622	14,622	1
thereof Fixed Term Deposits	AC	490,201	*	*
Accounts Receivable	AC	91,231	*	*
Financial Assets from Collaborations	FVTPL	0	0	3
Other Receivables		12,852
thereof Anti-Dilution Right HI-Bio	FVTPL	9,832	9,832	3
thereof Non-Financial Assets	n/a	3,020	n/a	n/a
Current Financial Asset		1,008,237
Prepaid Expenses and Other Assets		8,729
thereof Restricted Cash	AC	1,324	1,324	2
thereof Non-Financial Assets	n/a	7,405	n/a	n/a
Non-Current Financial Asset		1,324
Total		1,009,561
Accounts Payable and Accruals		(157,270)
thereof Accounts Payable	FLAC	(38,579)	*	*
thereof Non-Financial Liabilities	n/a	(118,691)	n/a	n/a
Bonds	FLAC	(2,031)	*	*
Financial Liabilities from Collaborations	FLAC	(2,514)	*	*
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(102,171)
Current Financial Liabilities		(145,295)
Bonds	FLAC	(291,647)	(277,166)	3
Financial Liabilities from Collaborations	FLAC	(217,826)	(167,984)	3
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(1,398,303)	(1,290,475)	3
Non-Current Financial Liabilities		(1,907,776)
Total		(2,053,071)
*    For these instruments the carrying amount is a reasonable approximation of fair value.

December 31, 2021; in 000' €	Classification Financial Instrument	Carrying Amount	Fair Value	Hierarchy Level
Cash and Cash Equivalents	AC	123,248	*	*
Other Financial Assets		853,686
thereof Money Market Funds	FVTPL	8,875	8,875	1
thereof Fixed Term Deposits	AC	844,811	*	*
Accounts Receivable	AC	75,911	*	*
Financial Assets from Collaborations	FVTPL	16,730	16,730	3
Other Receivables		2,227
thereof Forward Exchange Contracts used for Hedging	FVTPL	0	0	2
thereof Non-Financial Assets	n/a	2,227	n/a	n/a
Other Financial Assets	AC	0	0	2
Prepaid Expenses and Other Assets		13,251
thereof Restricted Cash	AC	4,059	4,059	2
thereof Non-Financial Assets	n/a	9,192	n/a	n/a
Total		1,085,053
Accounts Payable and Accruals		(188,077)
thereof Accounts Payable	FLAC	(73,787)	*	*
thereof Non-Financial Liabilities	n/a	(114,290)	n/a	n/a
Bonds	FLAC	(423)	*	*
Financial Liabilities from Collaborations	FLAC	(1,097)	*	*
Bonds	FLAC	(282,785)	(304,025)	3
Financial Liabilities from Collaborations	FLAC	(513,264)	(514,169)	3
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(1,167,775)	(1,367,365)	3
Total		(2,241,822)
*    For these instruments the carrying amount is a reasonable approximation of fair value.

The totals of the carrying amounts of the financial instruments per measurement category are shown in the following overview.

in 000' €	Classification Financial Instrument	12/31/2022	12/31/2021
Financial Assets FVTPL	FVTPL	24,454	25,605
Financial Assets AC	AC	985,107	1,048,029
Financial Liabilities FLAC	FLAC	(2,053,071)	(2,127,532)
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
As of December 31, 2022, the fair value of the investment in adivo GmbH was measured at € 0 (December 31, 2021: € 0).

	Currency	Stake in %	Equity in Domestic Currency (in €)1	Profit for the Year (in €) 1
adivo GmbH, Martinsried, Germany	€	1,720.0	92,948	624,757

1 Equity as of December 31, 2021 and profit for the year for the financial year January 1, to December 31, 2021
No observable market data is available for the determination of the fair value of the investment in adivo GmbH. This corresponds to hierarchy level 3 for the fair value. The change in the investment in adivo GmbH is shown below.

in 000' €	2022	2021
Balance as of January 1	0	0
Additions	0	0
Disposals	0	0
Through Other Comprehensive Income	0	0
Through Profit or Loss	0	0
Balance as of December 31	0	0
In the 2022 and 2021 financial years, no dividends from the investments were recognized in profit or loss, and there were no reclassifications of gains or losses made within equity.
Net Result according to Measurement Categories
The following net gains or losses resulted from financial instruments in the financial year.

in 000' €	2022	2021	2020
FVTPL	7,051	10,983	(7,587)
AC	9,064	9,824	(19,475)
FLAC	231,387	(104,568)	24,031
Total	247,502	(83,761)	(3,031)
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
The gross interest income and expenses from financial assets and liabilities measured at amortized cost are shown in the following table.

in 000' €	2022	2021	2020
Interest Income AC	4,618	723	1,233
Interest Expenses AC	(1,580)	(2,415)	(1,021)
Interest Income FLAC	0	0	0
Interest Expenses FLAC	(102,144)	(62,252)	(17,783)
Total	(99,106)	(63,944)	(17,571)
6.4    Financial Risk Management
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
6.4.1    Credit Risk
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
The changes in risk provisions (see Note 2.6.1) recognized in the statement of profit or loss for the financial years 2022, 2021 and 2020 under the item impairment losses on financial assets were determined based on the rationale that negative values represent additions and positive values represent reversals of risk provisions. There were no impairments in the 2022 financial year. In the general impairment model, the risk provision is recognized for financial assets at amortized cost - cash and cash equivalents, parts of other financial assets (term deposits) - and in the simplified impairment model for accounts receivable.

	General Impairment Model			Simplified Impairment Model		Total
in 000' €	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3
Balance as of January 1, 2021	(1,001)	0	0	(424)	0	(1,425)
Unused Amounts Reversed	1,001	0	0	424	0	1,425
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	(685)	0	0	(360)	0	(1,045)
Change between Impairment Stages	0	0	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2021	(685)	0	0	(360)	0	(1,045)
Balance as of January 1, 2022	(685)	0	0	(360)	0	(1,045)
Unused Amounts Reversed	685	0	0	360	0	1,045
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	(697)	0	0	(414)	0	(1,111)
Change between Impairment Stages	0	0	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2022	(697)	0	0	(414)	0	(1,111)
The gross carrying amounts of the Group's financial assets by credit risk rating class are as follows.

Financial Assets as of December 31, 2022	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000’ €)
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	402,353
Term Deposits	low	Expected Twelve-Month Loss	490,881
Accounts Receivable	low	Lifetime Expected Credit Losses	91,645

Financial Assets as of December 31, 2021	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000’ €)
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	123,248
Term Deposits	low	Expected Twelve-Month Loss	845,488
Accounts Receivable	low	Lifetime Expected Credit Losses	76,270
The Group is also exposed to credit risk from debt instruments that are measured at fair value through profit or loss. This includes the items “Financial Assets at Fair Value through Profit or Loss” and “Financial Assets from Collaborations”. As of December 31, 2022, the maximum credit risk corresponded to the carrying amounts of these items amounting to € 14.6 million (December 31, 2021: € 25.6 million).
One of the Group’s policies requires that all customers who wish to transact business on credit undergo a credit assessment based on external ratings. Nevertheless, the Group’s revenue and accounts receivable are still subject to credit risk from customer concentration. The Group’s single most significant customer accounted for € 51.4 million of accounts receivables as of December 31, 2022 (December 31, 2021: € 38.5 million), or 56% of the Group’s total accounts receivable at the end of 2022. The Group’s top three customers individually accounted for 35%, 15% and 12% of the total revenue in 2022.
As of December 31, 2021, 51% of the Group’s accounts receivable balance related to a single customer; of the total revenue in 2021, three customers individually accounted for 36%, 14% and 9%.
On December 31, 2020, one customer had accounted for 60% of the Group’s accounts receivable, and the top three customers in 2020 individually accounted for 78%, 14% and 1% of the Group’s revenue.
The maximum credit risk (equal to the carrying amount) for rent deposits and other deposits on the reporting date amounted to € 1.3 million (December 31, 2021: € 4.1 million).
6.4.2    Liquidity Risk
Liquidity risk arises primarily from accounts payable, lease liabilities (refer to Note 4.9), bonds, financial liabilities from collaborations and financial liabilities from future payments to Royalty Pharma. Liquidity risk is managed on the basis of balance sheet and profit and loss figures. This is done by means of liquidity planning for the current year on a monthly basis, for the three subsequent years on an annual basis and a monthly target/actual comparison. The top priority is always to ensure sufficient liquidity so that all payment obligations can be met.
The following table shows the the maturities of the cash flows of accounts payable and bonds at the balance sheet date. For the financial liabilities from collaborations, the non-discounted, future planned half profit sharing payments from Incyte for the sales of Monjuvi in the USA are presented. The financial liabilities from future payments to Royalty Pharma include the undiscounted, planned net sales in the coming years. There is no cash inflow and outflow at MorphoSys as the agreed percentage royalties and milestones are paid directly by Janssen, GSK and Roche to Royalty Pharma. Refer to Note 4.9 for the contractual cash flows of lease liabilities.

in '000 €; due on December 31, 2022 in	Less than 1 Year	Between One and Five Years	More than 5 Years	Total
Accounts Payable	38,579	0	0	38,579
Bonds	2,031	329,063	0	331,094
Financial Liabilities from Collaborations	2,588	67,784	225,172	295,544
Financial Liabilities from Future Payments to Royalty Pharma	105,525	780,755	1,250,387	2,136,667

in 000' €; due on December 31, 2021 in	Less than 1 Year	Between One and Five Years	More than 5 Years	Total
Accounts Payable	73,787	0	0	73,787
Bonds	2,031	331,094	0	333,125
Financial Liabilities from Collaborations	1,140	167,669	530,242	699,052
Financial Liabilities from Future Payments to Royalty Pharma	89,845	505,938	1,051,077	1,646,860
There were no financial instruments pledged as collateral as of December 31, 2022.
6.4.3    Market Risk
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
The Group’s exposure to foreign currency risk based on the carrying amounts of the items is shown in the table below.

as of December 31, 2022; in 000' €	US$	Other
Cash and Cash Equivalents	15,986	0
Other Financial Assets	0	0
Accounts Receivable	77,045	0
Financial Assets from Collaborations	0	0
Restricted Cash (included in Other Assets)	0	0
Accounts Payable and Accruals	(97,946)	(56)
Financial Liabilities from Collaborations	(220,339)	0
Financial Liabilities from Future Payments to Royalty Pharma	0	0
Total	(225,254)	(56)

as of December 31, 2021; in 000' €	US$	Other
Cash and Cash Equivalents	106,188	0
Other Financial Assets	96,192	0
Accounts Receivable	42,754	0
Financial Assets from Collaborations	16,730	0
Restricted Cash (included in Other Assets)	3,397	0
Accounts Payable and Accruals	(107,691)	(339)
Financial Liabilities from Collaborations	(514,362)	0
Financial Liabilities from Future Payments to Royalty Pharma	(186,751)	0
Total	(543,543)	(339)
The financial liabilities from future payments to Royalty Pharma are dependent on future royalty income, which is determined on the basis of sales in US dollars. The transfer of assigned license revenues is settled in Euros. Refer to Note 4.20 for a sensitivity analysis on the impact of a change in the foreign exchange rate.
Different foreign exchange rates and their impact on financial assets and liabilities were simulated in a sensitivity analysis to determine the effects on profit or loss. Positive amounts would increase a consolidated net profit or decrease a consolidated net loss. Negative amounts would decrease a consolidated net profit or increase a consolidated net loss.

in million €	2022	2021	2020
Increase of the Euro by 10%	15.6	39.3	16.8
Decrease of the Euro by 10%	(19.7)	(48.0)	(25.6)
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

in million €	2022	2021	2020
Increase of the variable Interest Rate by 0.5%	2.4	0.8	1.2
Decrease of the variable Interest Rate by 0.5%	(2.4)	(0.8)	(1.4)
The Group is currently not subject to significant interest rate risks from the account payables reported on the balance sheet.

6.4.4    Capital Management
The Management Board’s policy for capital management is to preserve a strong and sustainable capital base in order to maintain the confidence of investors, business partners, and the capital market and to support future business development and to safeguard its ability to continue as a going concern. As of December 31, 2022, the equity ratio was 6.6% (December 31, 2021: 9.6%; see also the following overview).

in 000' €	12/31/2022	12/31/2021
Stockholders’ Equity	157,410	244,876
In % of Total Capital	6.6	9.6
Total Liabilities	2,239,523	2,311,378
In % of Total Capital	93.4	90.4
Total Capital	2,396,932	2,556,254
MorphoSys actively manages its cash and investments to primarily ensure liquidity and principal preservation while seeking to maximize returns. MorphoSys' cash and short-term investments are located at several banks. Financial investments are made in investment instruments having at minimum a Standard & Poor's rating (or equivalent) of at least A-.
No minimum capital requirements are stipulated in MorphoSys' Articles of Association. The Company has obligations to issue shares out of conditional and authorized capital relating to the exercise of stock options and restricted stock units on the basis of share-based payment transactions (refer to Notes 5.1 and 5.2).
There are no liabilities to banks.

6.5    Disclosures to Statement of Cash Flows - Net Debt Reconciliation
The following overview contains the presentation and development of the liabilities from financing activities. “Amortizations from Effective Interest Method”, "Changes from Adjustments to Planing Assumptions" and "Transfer of Assigned License Revenues to Royalty Pharma" include non-cash movements, including accrued interest expense.

in 000' €	Lease Liabilities	Bonds	Financial Liabilities from Collaborations	Financial Liabilities from Future Payments to Royalty Pharma	Total
Balance as of January 1, 2021	(45,019)	(273,183)	(516,506)	0	(834,708)
Cash Flows	4,286	2,031	0	(1,205,911)	(1,199,594)
New Leases	(316)	0	0	0	(316)
Disposal Leases	173	0	0	0	173
Amortizations from Effective Interest Method	(1,170)	(12,056)	(20,386)	(29,811)	(63,422)
Changes from Adjustments to Planning Assumptions	0	0	61,876	(64,846)	(2,970)
Transfer of Assigned License Revenues to Royalty Pharma	0	0	0	51,890	51,890
Foreign Currency Translation Differences from Consolidation	(538)	0	(39,346)	(7,499)	(47,383)
Balance as of December 31, 2021	(42,584)	(283,208)	(514,362)	(1,256,176)	(2,096,329)
Balance as of January 1, 2022	(42,584)	(283,208)	(514,362)	(1,256,176)	(2,096,329)
Cash Flows	4,446	2,032	0	(295,421)	(288,943)
New Leases	(6,224)	0	0	0	(6,224)
Disposal Leases	0	0	0	0	0
Amortizations from Effective Interest Method	(1,051)	(12,502)	(22,969)	(78,418)	(114,940)
Changes from Adjustments to Planning Assumptions	0	0	354,390	28,285	382,675
Transfer of Assigned License Revenues to Royalty Pharma	0	0	0	96,897	96,897
Foreign Currency Translation Differences from Consolidation	(368)	0	(37,399)	4,358	(33,409)
Balance as of December 31, 2022	(45,781)	(293,678)	(220,340)	(1,500,475)	(2,060,273)
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
6.6    Geographical Disclosures
A total of € 142.7 million (December 31, 2021: € 132.9 million) of the Group’s non-current assets, excluding deferred tax assets, are located in Germany and € 1,165.2 million in the USA (December 31, 2021: € 1,103.8 million). Of the Group’s investments, € 15.2 million (2021: € 24.5 million) were made in Germany and € 0.0 million (2021: € 1.7 million) in the USA. In accordance with internal definitions, investments solely include additions to property, plant and equipment and intangible assets not related to leases and business combinations.

6.7    Corporate Governance
The Group has submitted the Declaration of Conformity with the recommendations of the Government Commission on the German Corporate Governance Code for the 2022 financial year under Section 161 of the German Stock Corporation Act (AktG). This declaration was published on the Group’s website (https://www.morphosys.com/en/investors/corporate-governance) on November 29, 2022 and made permanently available to the public.
6.8    Research and Development Agreements
The Group has entered some research and development agreements. The following information describes the agreements that have a material effect on the Group and the developments under the research and development agreements in the 2022 financial year.
6.8.1    Proprietary Clinical Development
Partnerships currently exist with (in alphabetical order) Incyte, Pfizer and Xencor.
In January 2020, MorphoSys and Incyte announced that the companies had signed a collaboration and license agreement for the continued global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. A detailed description of the agreement can be found in Note 4.19.
In June 2010, MorphoSys and the U.S.-based biopharmaceutical company Xencor signed an exclusive global licensing and cooperation agreement under which MorphoSys receives exclusive global licensing rights to tafasitamab, the antibody for the treatment of cancer and other indications. The companies jointly conducted a Phase 1/2a trial in the U.S. in patients with chronic lymphocytic leukemia. MorphoSys is solely responsible for the further clinical development after the successful completion of the Phase 1 clinical trial and commercialization. Upon signing the license and cooperation agreement, Xencor received a payment of US$ 13.0 million (approximately € 10.5 million) from MorphoSys. Xencor also received milestone payments from MorphoSys totaling US$ 65.5 million (approximately € 53.8 million). These payments were then capitalized under in-process R&D programs. Xencor is entitled to development, regulatory and commercially related milestone payments. Furthermore, Xencor is also eligible to receive tiered royalty payments of tafasitamab in the mid single-digit to sub-teen double-digit percentage range based upon net sales of licensed antibody sold by us or our licensees. Our royalty obligations continue on country-by-country basis until the later to occur of the expiration of the last valid claim in the licensed patent covering tafasitamab in such country, or 11 years after the first sale thereof following marketing authorization in such country.
In November 2020, MorphoSys, Incyte and Xencor announced a clinical collaboration agreement to study the combination of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL and relapsed or refractory follicular lymphoma (FL). In May 2022, Xencor announced the start of a Phase 2 combination study of the CD3xCD20 bispecific antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. In January 2023, Xencor announced that the company is winding down and ending enrollment in the Phase 2 study due to challenges with patient accrual in lymphoma.
In June 2022, MorphoSys, Incyte and Pfizer Inc. announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s TTI-622, a novel SIRPα-Fc fusion protein, and Monjuvi® (tafasitamab-cxix) plus lenalidomide in patients with relapsed or refractory DLBCL who are not eligible for autologous stem cell transplant (ASCT). Pfizer will initiate a multicenter, international Phase 1b/2 study of TTI-622 with Monjuvi and lenalidomide for patients with relapsed or refractory DLBCL who are not eligible for ASCT. MorphoSys and Incyte will provide Monjuvi for the study, which will be sponsored and funded by Pfizer and is planned to be conducted in North America, Europe and Asia-Pacific.
6.8.2    Clinical Development Through Partners
Through some commercial partnerships, MorphoSys receives various types of payments that are spread over the duration of the agreements or recognized in full as revenue as predefined targets and milestones are reached. These payments include payments upon signature, annual license fees in exchange for access to MorphoSys’s technologies and payments for funded research to be performed by MorphoSys on behalf of the partner. MorphoSys is also entitled to milestone payments and royalties on product sales for specific antibody programs.
Prior to the 2022 financial year, active collaborations with a number of partners had already ended. However, drug development programs initiated in the active phase are designed so that they can be continued by the partner and, therefore, still result in performance-based payments for the achievement of the defined milestones.

Partnerships (incl. partnerships for which the active collaboration has ended before the beginning of 2022 but where drug development programs were still being pursued) include (in alphabetical order): advanceCOR, Bayer AG, Boehringer Ingelheim, Fibron Ltd. (transfer of the contract from ProChon Biotech Ltd.), GeneFrontier Corporation/Kaneka, GlaxoSmithKline (GSK), Human Immunology Biosciences (HI-Bio), I-Mab Biopharma, Janssen Research and Development LLC, LEO Pharma, Novartis, OncoMed Pharmaceuticals (fully acquired in April 2019 by Mereo BioPharma Group), Pfizer, Roche and Sosei Heptares.
In June 2013, MorphoSys announced it had entered into a global agreement with GSK for the development and commercialization of otilimab. Otilimab is MorphoSys’s proprietary HuCAL antibody against the GM-CSF target molecule. Under the agreement, GSK assumes responsibility for the compound’s entire development and commercialization. MorphoSys received an upfront payment of € 22.5 million under this agreement and, next to tiered double-digit royalties on net sales, is eligible to receive additional payments from GSK of up to € 423.0 million, depending on the achievement of certain developmental stages, as well as regulatory, commercial and revenue-related milestones. In July 2019, GSK initiated a Phase 3 development program in rheumatoid arthritis called ContRAst. The treatment of the first patient in this program triggered a milestone payment of € 22.0 million to MorphoSys. In October 2022, GSK provided an update on the ContRAst Phase 3 program. According to GSK, the limited efficacy demonstrated did not support a suitable benefit/risk profile for otilimab as a potential treatment for RA. As a result, GSK has decided not to progress with regulatory submissions. In 2020, GSK also initiated a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID 19-associated disease. The dosing of the first patient in the expanded OSCAR study triggered milestone payments totaling € 16.0 million to MorphoSys. In October 2021, GSK provided an update that it had made the decision not to further explore otilimab as a potential treatment for severe pulmonary COVID-19 related disease in patients aged of 70 years and older.
In November 2017, MorphoSys announced it had signed an exclusive regional licensing agreement with I-Mab to develop and commercialize felzartamab in mainland China, Taiwan, Hong Kong and Macao. Felzartamab is MorphoSys’s proprietary antibody targeting CD38. Under the terms of the agreement, I-Mab has the exclusive right for the later development and commercialization of felzartamab in the agreed regions. In November 2017, MorphoSys received a payment of US$ 20.0 million (approximately € 16.8 million) and until 2022 milestone payments of US$ 8.0 million (approximately € 7.1 million). MorphoSys is also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to roughly US$ 90.5 million (currently expected € 84.8 million). In addition, MorphoSys will be entitled to receive double-digit, staggered royalties on the net sales of felzartamab in the agreed regions. I-Mab is investigating felzartamab in a Phase 3 clinical study in Greater China in combination with lenalidomide plus dexamethasone in r/r multiple myeloma. I-Mab is also evaluating felzartamab as a potential third-line therapy in r/r multiple myeloma in a Phase 2 trial. Both studies are considered pivotal in the agreed regions.
In June 2022, MorphoSys entered into an equity participation agreement and license agreement with HI-Bio to allow HI-Bio to develop and commercialize felzartamab. Under the terms of the agreements, HI-Bio will obtain exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. As part of the agreements, MorphoSys will receive a 15% equity stake in HI-Bio, along with certain equity earn-in provisions and standard investment rights. MorphoSys will also be represented as a member of HI-Bio’s Board of Directors. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive payments from HI-Bio of up to US$ 0.5 billion, in addition to tiered, single- to low double-digit royalties on net sales of felzartamab and will be compensated for ongoing program expenses. HI-Bio will assume full responsibility for future development and commercialization expenses.
In November 2018, MorphoSys announced the signing of an exclusive strategic development collaboration and regional licensing agreement with I-Mab for MOR210/TJ210. MOR210/TJ210 is MorphoSys' proprietary, preclinical-stage antibody directed against C5aR which has potential to be developed as an immuno-oncology agent. I-Mab has exclusive rights to develop and market MOR210/TJ210 in mainland China, Hong Kong, Macao, Taiwan and South Korea, while MorphoSys retains the rights for the rest of the world. With the support of MorphoSys, I-Mab will undertake and fund all global development activities, including clinical trials in China and the United States, to clinical proof of concept in cancer medicine. In November 2018, MorphoSys received a payment of US$ 3.5 million (approximately € 3.1 million) and until 2022 milestone payments of US$ 2.5 million (approximately € 2.1 million). MorphoSys is further eligible to receive performance-related clinical and sales-based milestone payments of up to US$ 99.0 million (currently expected € 92.8 million). In addition, MorphoSys will receive tiered royalties in the mid-single-digit percentage range of net sales of MOR210/TJ210 in I-Mab’s territories. In return for conducting a successful clinical proof of concept trial, I-Mab is entitled to low-single-digit royalties on net sales of MOR210/TJ210 outside the I-Mab territory, as well as staggered shares of proceeds from the further out-licensing of MOR210.
In June 2022, MorphoSys entered into an equity participation agreement and license agreements with HI-Bio to allow HI-Bio to develop and commercialize MOR210. Under the terms of the agreement, HI-Bio will obtain exclusive rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive payments from HI-

Bio of up to US$ 0.5 billion, in addition to tiered, single- to low double-digit royalties on net sales of MOR210. HI-Bio will assume full responsibility for future development and commercialization expenses. Upon signing, MorphoSys also received an upfront payment of US$ 15.0 million for MOR210.
The Group’s alliance with Novartis AG for the research and development of biopharmaceuticals came to an end in November 2017. The collaboration began in 2004 and led to the creation of several ongoing therapeutic antibody programs against a number of diseases, amongst others, Ianalumab (VAY736), CMK389/NOV-8, LKA651/NOV-9. MorphoSys receives performance-based milestones contingent upon the successful clinical development and regulatory approval of several products. In addition to these payments, MorphoSys is also entitled to royalties on any future product sales.
In December 2022, MorphoSys announced that its fully owned subsidiary Constellation Pharmaceuticals, Inc. has entered into a global licensing agreement with Novartis to research, develop and commercialize its pre-clinical inhibitors of a novel cancer target. Novartis will assume full responsibility for all subsequent research, development and commercialization activities for the program. As part of the agreement, MorphoSys received an immediate upfront payment of US$ 23.0 million. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive milestone payments from Novartis in addition to mid-single- to low-double-digit royalties on program net sales.
6.9    Subsequent Events
On March 2, 2023, MorphoSys announced that it will terminate its preclinical research programs and discontinue all related activities. This restructuring relates to 17% of MorphoSys AG's workforce and is intended to optimize its cost structure and focus resources on the mid- to late-stage oncology pipeline. The financial impacts of this decision mainly include severance costs as decided by the management and agreed in the severance plan as of March 2, 2023. The communication to the affected employees took place on March 2, 2023. The provision for the matter will amount to approximately € 7.0 million.

As of March 1, 2023, Charlotte Lohmann is appointed as a member of the Management Board and Chief Legal Officer of MorphoSys AG until the end of August 31, 2023.
Lucinda Crabtree will join the Management Board as Chief Financial Officer presumably in Q2 2023 or Q3 2023 at the latest.
Planegg, March 15, 2023

Jean-Paul Kress, M.D.	Sung Lee	Charlotte Lohmann
Chief Executive Officer	Chief Financial Officer	Chief Legal Officer

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
Planegg, March 15, 2023

Jean-Paul Kress, M.D.	Sung Lee	Charlotte Lohmann
Chief Executive Officer	Chief Financial Officer	Chief Legal Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
1*	Articles of Association of MorphoSys AG
2*	Description of Securities
4.1	Form of American Depository Receipt (included in Exhibit 4.3)
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

4.11	Royalty Purchase Agreement between Royalty Pharma Investments 2019 ICAV and MorphoSys AG dated June 2, 2021
4.12	Revenue Participation Rights Purchase and Sale Agreement between Royalty Pharma Investments 2019 ICAV and MorphoSys AG dated June 2, 2021
4.13	Development Funding Bond Purchase Agreement between Royalty Pharma USA, Inc. and MorphoSys AG dated June 2, 2021
8.1*	List of Subsidiaries
12.1*	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934
15.1*	Consent of Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
* Filed at the SEC herewith.
† Certain information omitted pursuant to a request for confidential treatment filed separately with the SEC.

Signatures
MorphoSys AG hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
MorphoSys AG (Registrant)

/s/ Jean-Paul Kress, M.D.
Name: Jean-Paul Kress, M.D.
Title: CEO and member of the Board of Management
Dated: March 15, 2023