Form 20-F
period 2023-12-31
MorphoSys AG
filed 2024-03-13
CIK 1340243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
Form 20-F
___________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Lucinda Crabtree
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
Ordinary shares, no-par-value per share: 37,655,137 as of December 31, 2023

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
For the description of the correction of the presentation error, refer to section 3.1 Revenues and Revenues Recognition in the Notes to the Consolidated Financial Statements as included in PART III of the Form 20-F.
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

Business Combination with Novartis

On February 5, 2024 MorphoSys announced that it entered into a business combination agreement (the "Business Combination Agreement") with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG (hereinafter collectively referred to as “Novartis”) based on Novartis’ intention to submit a voluntary public takeover offer (the “Novartis Takeover Offer”) for all of MorphoSys’ outstanding common shares in exchange for payment of € 68.00 per share in cash. Separately, MorphoSys entered into a purchase agreement (the "Purchase Agreement") with Incyte Corporation ("Incyte") to sell and transfer to Incyte all rights worldwide related to tafasitamab for a purchase price of $ 25.0 million. MorphoSys and Incyte have been collaborating on the development and commercialization of tafasitamab since 2020. Prior to this agreement, tafasitamab was co-marketed in the U.S. by MorphoSys and Incyte as Monjuvi® (tafasitamab-cxix) and outside the U.S. by Incyte as Minjuvi®. MorphoSys’ Management Board and Supervisory Board unanimously approved both agreements.
In the Business Combination Agreement, MorphoSys and Novartis agreed on the terms of the Novartis Takeover Offer.
Novartis intends to offer MorphoSys’ shareholders € 68.00 per share in cash, for a total equity value of € 2.7 billion. The offer price corresponds to a premium of 94% and 142% on the volume-weighted average price during the last month and three months as of the unaffected January 25, 2024 close, respectively – the day before rumors about a transaction first surfaced. It also represents a premium of 89% percent to the closing share price of January 25, 2024.
Subject to a careful review of the offer document to be published by Novartis BidCo AG, MorphoSys’ Management Board and Supervisory Board intend to recommend the acceptance of the Novartis Takeover Offer. The Novartis Takeover Offer will contain customary closing conditions, in particular a minimum acceptance threshold of 65% of MorphoSys’ share capital and regulatory clearances. The closing is currently expected to take place in the first half of 2024. MorphoSys and Novartis agreed to take MorphoSys private promptly after the Novartis Takeover Offer has been settled. There is no assurance that the business combination will be consummated on the proposed terms, timing or at all.
The offer document of the Novartis Takeover Offer will be published by Novartis BidCo AG at a later date in accordance with the provisions of the German Securities Acquisition and Takeover Act, after the German Federal Financial Supervisory Authority (“BaFin”) has approved the publication. Promptly after the offer document is published, MorphoSys’ Management Board and Supervisory Board will issue a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act. In accordance with U.S. securities laws, Novartis BidCo AG and Novartis AG will file a Tender Offer Statement which will include the offer document on Schedule TO and MorphoSys will file a Solicitation/Recommendation Statement on Schedule with the U.S. Securities and Exchange Commission.
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
By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this report, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results or events to differ materially from our expectations. These forward-looking statements include, without limitation, statements about the following:
•the timing, progress and results of preclinical studies and clinical trials for our product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials and of our research and development programs will become available;
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
•our estimates of our expenses, ongoing losses, future revenue, cash burn, cash runway, capital requirements and our needs for or ability to obtain additional financing;
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
•our expectations regarding pelabresib's ability to enhance the standard care for myelofibrosis, the further clinical development of pelabresib, including ongoing interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for pelabresib;
•our expectations regarding Monjuvi® (tafasitamab-cxix)’s ability to treat, in combination with lenalidomide, adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell treatment (ASCT);

1) For clarification purposes applying to whole document: the European Commission approves a product based on the recommendation of the European Medicines Agency (EMA) / Committee for Medicinal Products for Human Use (CHMP).
•our expectations regarding the future development of tulmimetostat;
•our ability to monetize and receive economic benefit from our partnered assets; and
•the development of and projections relating to our competitors or our industry.

In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are our expectations regarding risks and uncertainties related to our business, operations, strategy, goals and anticipated milestones, including our ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, our ability to obtain and maintain requisite regulatory approvals and to enroll patients in our planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings, our reliance on collaborations with third parties, estimating the commercial potential of our development programs and other risks indicated in the risk factors included in this report and other filings with the U.S. Securities and Exchange Commission.
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
•The consummation of the Novartis Takeover Offer is subject to certain conditions.
•We and Novartis must obtain antitrust and merger control clearances to consummate the Novartis Takeover Offer, which, if delayed or not granted, may delay or jeopardize the Novartis Takeover Offer. In addition, conditions imposed by the competent merger control agencies in connection with their approvals may adversely impact our business, financial condition, or results of operation, including the loss of value of assets or businesses that may be required to be divested in connection with obtaining approvals under merger control or competition laws.
•If, following completion of the Novartis Takeover Offer, MorphoSys ordinary shares remain outstanding, the liquidity and market value of those ordinary shares could decline significantly, and our ordinary shares could be removed from certain stock indices. In addition, the liquidity of our ADSs could be negatively affected.
•Following closing of the Novartis Takeover Offer, we and Novartis intend to pursue a delisting of our ordinary shares and a termination of our ADS program. As a result, the liquidity and market value of our ordinary shares could decline significantly.
•Following completion of the Novartis Takeover Offer, we could enter into a domination and/or a profit and loss transfer agreement with Novartis, which could be disadvantageous to our shareholders who have not tendered their MorphoSys ordinary shares into the Novartis Takeover Offer.
•If our shareholders do not tender their ordinary shares in the Novartis Takeover Offer, they may receive consideration in a post-completion reorganization that is substantially lower in value than the offer price they would have received in the Novartis Takeover Offer.
•The announcement and pendency of the Novartis Takeover Offer, during which we are subject to certain interim operating restrictions, could have an adverse effect on our business and cash flows, financial condition and results of operations.
•We will incur significant transaction fees and costs in connection with the Novartis Takeover Offer.
•We may not be able to close-out the transition activities related to the sale of tafasitamab to Incyte in the planned timeframe resulting in opportunity costs and additional liabilities.
•We may fail to realize the anticipated strategic and financial benefits sought from the Novartis Takeover Offer.
•We cannot assure the adequacy of our capital resources to successfully complete the development and commercialization of our product candidates, and a failure to obtain additional capital, if needed, could force us to delay, limit, reduce or terminate one or more of our product development programs or commercialization efforts.
•We cannot assure to secure additional proceeds needed for business purposes from external refinancing.
•We cannot assure that we will obtain approval for pelabresib or that the approval (if obtained) will be as broad as intended with regards to indications or patient populations.
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
•We may lose liquidity reserves if banking institutions in whose funds or products we invest become insolvent.
•We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plan.
•The commercial success of our products, will depend upon the degree of market acceptance by physicians, patients, third-party payers and others in the medical community.
•If we are unable to maintain sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we may not be successful in commercializing our product candidates if and when they are approved.

•If we are unable to advance our proprietary product candidates in clinical development, obtain regulatory approval for our product candidates, including for pelabresib and tulmimetostat, and ultimately successfully commercialize them or experience significant delays in doing so, our business will be materially harmed.
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

Risks Relating to the Novartis Takeover Offer
The consummation of the Novartis Takeover Offer is subject to certain conditions.
On February 5, 2024, we entered into a business combination agreement (the “Business Combination Agreement”) with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG (hereinafter collectively referred to as “Novartis”) based on Novartis’ intention to submit a voluntary public takeover offer for all our ordinary shares at an offer price of € 68.00 per share in cash (the “Novartis Takeover Offer”). The Novartis Takeover Offer will contain customary closing conditions, in particular a minimum acceptance threshold of 65% of our share capital and regulatory clearances. The closing is currently expected to take place in the first half of 2024. The timing for the closing of the Novartis Takeover Offer will depend on the satisfaction of such conditions. Under the terms of the Business Combination Agreement, all conditions to the Novartis Takeover Offer must be satisfied by the end of the acceptance period, except for the regulatory clearances, i.e. the expiration of certain merger control waiting periods applicable to the Novartis Takeover Offer and the clearance by the competent merger control authorities. Under the terms of the Business Combination Agreement, the regulatory condition must be satisfied within twelve months following the date of the Business Combination Agreement, i.e., by February 5, 2025, 11:59 p.m. German time. If the regulatory condition is not satisfied by that date, the Novartis Takeover Offer will terminate and closing of the Novartis Takeover Offer will not occur. Furthermore, pursuant to the Business Combination Agreement, Novartis or we may terminate the Business Combination Agreement or the covenants therein under certain circumstances. No assurance can be given that all of the conditions to the Novartis Takeover Offer will be satisfied or, if they are, as to the timing of the closing of the Novartis Takeover Offer. If the conditions to the Novartis Takeover Offer are not satisfied or waived, the Novartis Takeover Offer will terminate and closing of the Novartis Takeover Offer will not occur. For more information on the Business Combination Agreement please refer to Item 10.C—Material Contracts—Business Combination Agreement with Novartis.

We and Novartis must obtain antitrust and merger control clearances to consummate the Novartis Takeover Offer, which, if delayed or not granted, may delay or jeopardize the Novartis Takeover Offer. In addition, conditions imposed by the competent merger control agencies in connection with their approvals may adversely impact our business, financial condition, or results of operation, including the loss of value of assets or businesses that may be required to be divested in connection with obtaining approvals under merger control or competition laws.
Completion of the Novartis Takeover Offer is conditioned upon, among other things, regulatory clearances, i.e. the expiration of certain merger control waiting periods applicable to the Novartis Takeover Offer and the clearance by the competent merger control authorities. The governmental and regulatory agencies from which we and Novartis will seek these approvals have broad discretion in administering the applicable governing regulations. As a condition to their approval of the transactions contemplated by the Business Combination Agreement, those agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of our and Novartis' respective businesses. Pursuant to the Business Combination Agreement, Novartis will use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to resolve such objections, subject to the limitations set forth in the Business Combination Agreement. No assurance can be given that the required approvals will be obtained or that the required conditions to the Novartis Takeover Offer will be satisfied. If the regulatory conditions are not satisfied within twelve months following the date of the Business Combination Agreement, i.e., by February 5, 2025, 11:59 p.m. German time, the Novartis Takeover Offer will terminate and closing of the Novartis Takeover Offer will not occur. Any delay in the completion of the Novartis Takeover Offer for regulatory reasons could diminish the anticipated benefits of the business combination or result in additional transaction costs.
Conditions imposed by regulatory agencies in connection with their approval of the Novartis Takeover Offer may require changes to our operations, restrict our ability to operate in certain jurisdictions following the Novartis Takeover Offer, restrict the combination of our and Novartis' operations in certain jurisdictions or require other commitments regarding ongoing operations.

If, following completion of the Novartis Takeover Offer, MorphoSys ordinary shares remain outstanding, the liquidity and market value of those ordinary shares could decline significantly, and our ordinary shares could be removed from certain stock indices. In addition, the liquidity of our ADSs could be negatively affected.
If the Novartis Takeover Offer is completed but not all outstanding MorphoSys ordinary shares have been tendered in the Novartis Takeover Offer, the free float in our ordinary shares will be significantly lower than the current free float, which may adversely affect the liquidity of the remaining MorphoSys ordinary shares. Reduced liquidity could make it more difficult for the remaining minority shareholders to sell their MorphoSys ordinary shares and could adversely affect the price of those remaining ordinary shares. In addition, reduced liquidity could result in increased volatility and the price for our ordinary shares may vary significantly in the future.
Our ordinary shares are included in the German SDAX & TecDAX stock indices. A significant reduction in free float as a result of the Novartis Takeover Offer may result in our ordinary shares being removed from those stock indices. Consequently, index funds and other investors who seek to mirror stock indices such as SDAX & TecDAX stock indices may sell or reduce their holdings of MorphoSys ordinary shares. This could result in reduced liquidity and an oversupply of our ordinary shares, which may adversely affect and cause significant variations in the price of those remaining ordinary shares.
During the acceptance period and thereafter until satisfaction of or failure to satisfy the regulatory condition, the MorphoSys ordinary shares tendered into the Novartis Takeover Offer shall be included in the stock market trading on the regulated market of the Frankfurt Stock Exchange and its sub-segment with additional post-admission obligations (Prime Standard) under a new and separate ISIN. During the acceptance period or thereafter any relevant body competent for the composition of a stock index, such as Deutsche Boerse AG, may decide to replace the MorphoSys ordinary shares not tendered in the SDAX & TecDAX or any other stock indices with the tendered MorphoSys ordinary shares; it may also reverse any such decision at any time. Consequently, index funds and other investors who seek to mirror indices such as the SDAX & TecDAX stock indices may sell or reduce their holdings of MorphoSys (tendered or non-tendered) ordinary shares.
In addition, the free float in our ADSs, which are listed on Nasdaq, will be significantly lower than the current free float, which may adversely affect the liquidity of our ADSs. Reduced liquidity could make it more difficult for the remaining ADS holders to sell their ADSs and could adversely affect the price of those remaining ADSs. In addition, reduced liquidity could result in increased volatility and the price for our ADSs may vary significantly in the future, which could require Nasdaq to temporarily suspend trading in our ADSs and ultimately result in our ADSs being delisted by Nasdaq.

The prices of our ordinary shares may be adversely affected if the Novartis Takeover Offer is not completed.
If the Novartis Takeover Offer is not completed, the price of our ordinary shares may decline for various reasons, including to the extent that the current market prices of our ordinary shares reflect a market premium based on the assumption that the Novartis Takeover Offer will be completed.

Following closing of the Novartis Takeover Offer, we and Novartis intend to pursue a delisting of our ordinary shares and a termination of our ADS program. As a result, the liquidity and market value of our ordinary shares could decline significantly.
Following closing of the Novartis Takeover Offer, we and Novartis intend to pursue a delisting of the MorphoSys ordinary shares from the regulated market of the Frankfurt Stock Exchange and its sub-segment with additional post-admission obligations (Prime Standard), a delisting of the ADSs from Nasdaq, a termination of the MorphoSys ADS program, and, when eligible, a deregistration of our ADSs and the MorphoSys ordinary shares under sections 12 and 15(d) of the Securities and Exchange Act of 1934, as amended. The measures by which the delisting and deregistration of our ordinary shares and ADSs will be accomplished will depend on the percentage of MorphoSys ordinary shares held by Novartis following closing of the Novartis Takeover Offer and could be either a squeeze-out of the remaining minority shareholders or the launch of a public delisting offer by Novartis. As a result, shareholders not tendering their MorphoSys ordinary shares into the delisting offer would end up holding non-listed ordinary shares with a highly reduced liquidity.

Following a termination of our ADS program, ADS holders that do not tender the underlying ordinary shares might end up holding the non-listed ordinary shares instead of ADSs. Some of the ADS holders might not be able to hold our (non-listed) ordinary shares due to their internal policies.

Following completion of the Novartis Takeover Offer, we could enter into a domination and/or a profit and loss transfer agreement with Novartis, which could be disadvantageous to our shareholders who have not tendered their MorphoSys ordinary shares into the Novartis Takeover Offer.
Following completion of the Novartis Takeover Offer, Novartis may control 75% or more of our ordinary shares represented at our general meeting, which would enable Novartis to initiate the conclusion of a domination and/or a profit and loss transfer agreement and profit and loss transfer agreement with MorphoSys (a "DPLTA"). Such agreement would allow Novartis to issue binding instructions to our Management Board, and, thus, to exercise control over MorphoSys' management. MorphoSys would be required to transfer to Novartis all annual net profits that would accrue without such transfer of profits, less any losses carried forward and any amounts appropriated to the legal reserves and Novartis would be required to compensate MorphoSys for any annual net losses that would be incurred by MorphoSys in the absence of a DPLTA and that would not be offset by any withdrawals from other revenue reserves created during the term of the DPLTA. The DPLTA could be disadvantageous to MorphoSys shareholders who have not tendered their ordinary shares into the Novartis Takeover Offer.

If our shareholders do not tender their ordinary shares in the Novartis Takeover Offer, they may receive consideration in a post-completion reorganization that is substantially lower in value than the offer price they would have received in the Novartis Takeover Offer.
Novartis might pursue a post-completion reorganization with respect to MorphoSys after completion of the Novartis Takeover Offer if the relevant ownership threshold for such a post-completion reorganization has been reached as a result of or following the Novartis Takeover Offer. A post-completion reorganization could eliminate any minority shareholder interests in MorphoSys remaining after the closing of the Novartis Takeover Offer or allow Novartis to control MorphoSys to the greatest extent permissible despite any remaining minority shareholder interests. If the Novartis Takeover Offer is consummated and Novartis (directly or indirectly) holds at least 75% of the ordinary shares represented in the shareholder meeting of MorphoSys, Novartis could decide to enter (directly or indirectly) into a domination and/or a profit and loss transfer agreement and/or a profit and loss transfer agreement with MorphoSys. If Novartis (directly or indirectly) holds at least 95% of the ordinary shares in MorphoSys, Novartis could initiate a squeeze-out of the minority shareholders of MorphoSys. If Novartis (directly or indirectly) holds more than 90% of the ordinary shares in MorphoSys, a squeeze-out would be possible in connection with a merger of MorphoSys into an entity of the Novartis group. The type of such post-completion reorganization transaction will depend on the percentage of MorphoSys ordinary shares acquired in the Novartis Takeover Offer and, to the extent legally permissible, in the open market or otherwise.
Due to the statutory legal framework applicable to such post-completion reorganization transactions, holders of our ordinary shares who do not tender their MorphoSys ordinary shares in the Novartis Takeover Offer may receive a different (including a lower) amount or a different form of consideration than they would have received had they tendered their MorphoSys ordinary shares in the Novartis Takeover Offer.

The announcement and pendency of the Novartis Takeover Offer, during which we are subject to certain interim operating restrictions, could have an adverse effect on our business and cash flows, financial condition and results of operations.
The announcement and pendency of the Novartis Takeover Offer could disrupt our business, and uncertainty about the effect of the Novartis Takeover Offer may have an adverse effect on us. These uncertainties could cause suppliers, vendors, partners and others that deal with us to defer entering into contracts with, or making other decisions concerning us or to seek to change or cancel existing business relationships with us. In addition, our employees may experience uncertainty regarding their roles after the Novartis Takeover Offer. Employees may depart either before or after the completion of the Novartis Takeover Offer because of uncertainty and issues relating to the difficulty of coordination or because of a desire not to remain following the Novartis Takeover Offer. Therefore, the pendency of the Novartis Takeover Offer may adversely affect our ability to retain, recruit and motivate key personnel. Additionally, the attention of our management may be directed towards the completion of the Novartis Takeover Offer, including obtaining regulatory approvals, and may be diverted from the day-to-day business operations of MorphoSys. Matters related to the Novartis Takeover Offer may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to us. Further, the business combination may give rise to potential liabilities, including those that may result from pending and future shareholder lawsuits relating to the Novartis Takeover Offer or a potential post-completion reorganization. Any of these matters could adversely affect our businesses or harm our results of operations, financial condition or cash flows.

We may be materially adversely affected by negative publicity related to the Novartis Takeover Offer.
From time to time, political and public sentiment in connection with a proposed public takeover may result in a significant amount of adverse press coverage and other adverse public statements affecting the parties to the public takeover. Adverse press coverage and public statements, whether or not driven by political or popular sentiment, may also result in legal claims or in investigations by regulators, legislators and law enforcement officials. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceedings, can divert the time and effort of senior management from operating their businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings could be time-consuming and expensive and, regardless of the factual basis for the assertions being made, could have a negative impact on our reputation, on the morale and performance of our employees and on our relationships with regulators, suppliers and business partners. It may also have a negative impact on our ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on our business and cash flows, financial condition and results of operations.

Following the completion of the Novartis Takeover Offer, we will be majority owned by Novartis and our shareholders who do not tender their MorphoSys ordinary shares into the Novartis Takeover Offer will have less influence over MorphoSys.
After the completion of the Novartis Takeover Offer, Novartis will be our majority shareholder. Our shareholders who do not tender their ordinary shares into the Novartis Takeover Offer will have less influence over MorphoSys than prior to the Novartis Takeover Offer. As a majority shareholder, Novartis will be in a position to pass shareholder resolutions on their own, depending on their actual shareholding in MorphoSys, this could also be the case for resolutions requiring any kind of qualified majority. In addition, the Business Combination Agreement provides that MorphoSys will use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to ensure that Novartis will be adequately represented in our Supervisory Board following the completion of the Novartis Takeover Offer.

Upon completion of the Novartis Takeover Offer, certain change-of-control rights under material agreements may be triggered.
We are party to agreements that contain change-of-control provisions that may be triggered upon completion of the Novartis Takeover Offer. Upon the triggering of these change-of-control provisions, the counterparties to the agreement may be able to exercise certain rights that have a negative effect on us. For example, the terms and conditions of our convertible bonds issued in October 2020 provide the respective bondholders with the right to conditionally convert their bonds for MorphoSys ordinary shares upon publication of a respective offer document by Novartis and subsequently tender them into the Novartis Takeover Offer within any additional acceptance period. Following closing of the Novartis Takeover Offer, the holders of the convertible bonds may also put their bonds to us for payment of the principal amount plus accrued interest. Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide us following closing of the Novartis Takeover Offer with the financial resources required to pay any obligations arising from the implementation of the Novartis Takeover Offer. Failure to obtain such financial resources from Novartis could have a material adverse effect on our business and cash flows, financial condition and results of operations.

We will incur significant transaction fees and costs in connection with the Novartis Takeover Offer.
We have and will incur significant advisory, legal, accounting and other transaction fees and costs related to the Novartis Takeover Offer. Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide us following closing of the Novartis Takeover Offer with the financial resources required to pay any obligations arising from the implementation of the Novartis Takeover Offer. Failure to obtain such financial resources from Novartis could have a material adverse effect on our business and cash flows, financial condition and results of operations.

We may not be able to close-out the transition activities related to the sale of tafasitamab to Incyte in the planned timeframe resulting in opportunity costs and additional liabilities.
Separately to the Novartis Takeover Offer, MorphoSys entered into a Purchase Agreement with Incyte to sell and transfer all rights worldwide related to tafasitamab for $25.0 million. MorphoSys and Incyte have been collaborating on the development and commercialization of tafasitamab since 2020. Prior to this agreement, tafasitamab was co-marketed in the U.S. by MorphoSys and Incyte as Monjuvi® (tafasitamab-cxix) and outside the U.S. by Incyte as Minjuvi®. MorphoSys’ Management Board and Supervisory Board unanimously approved the Purchase Agreement. Per the Purchase Agreement, MorphoSys is obliged to support the transition of tafasitamab to Incyte which comprises - beside other items - the transfer of IP, transfer of contracts and the transfer of other documents. A transition plan as well as transition project team is in place, designed to ensure that the overall transition timeline is met. However, due to events and circumstances outside of MorphoSys' control there is a risk that the transition takes longer than expected, or that more than anticipated resources are required to fulfill the obligations as set forth by the Purchase Agreement which could result in opportunity costs and create additional liabilities for MorphoSys.

Risks Relating to our Business After Completion of the Novartis Takeover Offer
We may fail to realize the anticipated strategic and financial benefits sought from the Novartis Takeover Offer.
We may not realize all of the anticipated benefits of the Novartis Takeover Offer. In particular, we believe that Novartis has the necessary financial resources, additional scientific expertise and global footprint to maximize the full scope of pelabresib’s potential. However, Novartis may not provide the resources that are currently unavailable to us as a standalone biotech company and that are required to help accelerate the development opportunities and maximize the commercialization potential of pelabresib at a greater speed and scale.

We may be unable to retain and motivate our personnel successfully during or following the Novartis Takeover Offer.
As an innovation-driven and patient-centric company, we are highly dependent on the expertise of the members of our research and development team, as well as the other key functions such as commercial and supply to ensure that we can bring our medicines to our patients with the highest quality and compliance with required standards. Such employees may decide not to remain with us while the Novartis Takeover Offer is pending or after the Novartis Takeover Offer is completed. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, our business activities may be adversely affected. Recruiting and retaining qualified management, scientific, clinical, manufacturing, sales and marketing personnel is also critical to our success. We may not be able to locate suitable replacements for any key employees who leave us or offer employment to potential replacements on reasonable terms. In addition, we may not be able to motivate certain key employees following the completion of the Novartis Takeover Offer due to organizational changes, reassignments of responsibilities, the perceived lack of appropriate opportunities for advancement or other reasons.
Risks Related to Our Financial Condition
We cannot assure the adequacy of our capital resources to successfully complete the development and commercialization of our product candidates, and a failure to obtain additional capital, if needed, could force us to delay, limit, reduce or terminate one or more of our product development programs or commercialization efforts.
As of December 31, 2023, we had cash and cash equivalents and current and non-current other financial assets of € 680.5 million. We believe that we will continue to spend substantial resources for the foreseeable future developing our proprietary product candidates, including pelabresib. These expenditures will include costs associated with development, conducting clinical trials, seeking regulatory approvals, and launching and commercializing any products approved for sale and potentially acquiring new products. In addition, other unanticipated costs may arise. Because the outcome of our anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our proprietary product candidates.
Our future funding requirements will depend on many factors, including but not limited to:
•the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates if clinical trials are successful, including for obtaining regulatory approvals for pelabresib in the desired indications
•the success of our commercialization efforts and market acceptance for any of our product candidates for which we receive marketing approval;
•the costs of maintaining, expanding or contracting for sales, marketing and distribution capabilities in connection with commercialization of any of our product candidates for which we receive marketing approval;

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
We have sufficient liquid funds to ensure business operations until early 2026, including the convertible debt repayment, without requiring additional proceeds from external refinancing. However, in the current capital market environment, opportunities for external financing are limited compared to the prior year. In order to determine the medium and long-term liquidity requirements, we maintain a comprehensive liquidity plan based on our corporate planning that includes the simulated effects of various scenarios. To further reduce our financial risk, we take the outcome of the liquidity plan into account when prioritizing research and development projects and determining the financing requirements. Whilst the opportunity for equity financing may be limited due to the capital markets environment and/or the level of the share price, we also have access to other non-dilutive financing options, such as opportunistic out-licensing of (pre)clinical assets or the sale of potential future royalties.
We have incurred significant losses since inception and anticipate that we will continue to incur losses in the future.
We are a global biopharmaceutical company. We have incurred significant losses since our inception and our consolidated net loss for the year ended December 31, 2023 was € 189.7 million. As of December 31, 2023, our accumulated deficit was approximately € 1,013.1 million. The probability of being profitable strongly depends on the successful development of our other product candidates (namely pelabresib), and we may continue to incur losses in the coming years as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved product candidates and add infrastructure and personnel to support our product development efforts and operations as a public company in the United States. These activities will continue and will therefore impact significantly our profit or loss and our working capital in the foreseeable future.
Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability. For example, our expenses could increase if we are required by the U.S. FDA or the EMA to perform trials in addition to those that we currently expect to perform, such as post-approval trials or if there are any delays in completing our currently planned clinical trials, delays in the regulatory approval process, the partnering process for our proprietary product candidates or in the development of any of our proprietary product candidates.
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
•our ability to successfully commercialize products marketed by ourselves;
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
We may seek additional funding through a combination of equity offerings, debt financings, including convertible bond offerings, collaborations, licensing arrangements, strategic alliances, monetization of royalty streams and marketing or distribution arrangements. As a German public company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our shares. The incurrence of indebtedness or the issuance of certain debt securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our shares to decline. In the event that we enter into collaborations or licensing arrangements or sell rights to receive royalties to third-parties to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third-party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.
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

We may lose liquidity reserves if banking institutions in whose funds or products we invest become insolvent.
As a result of the ongoing, tense economic situation, it is possible that banking institutions in whose funds or products we invest may become insolvent. We are therefore continuing to invest, when possible, only in funds and products of banks that are considered safe and have a high rating or are backed by a strong partner. However, there is a possibility that at times there are no funds and products from banks that are considered safe, and thus we may have to invest in other, riskier funds or products. We diversify and invest in lower-risk money market funds in order to limit our exposure to individual financial institutions. However, a strategy that excludes all risks of potential bank insolvencies would be too expensive and impractical. This means that the risk of bank insolvency cannot be completely ruled out. Additionally, safe investments, e.g., German government bonds, are associated with relatively low interest yield. If we were to lose liquidity reserves due to the insolvency of banking institutions in whose funds or products we invest, we may be required to curtail, delay or discontinue one or more of our development programs or the commercialization of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.
We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plan.
MorphoSys AG has implemented a business continuity plan to prevent the collapse of critical business processes to a large extent or to enable the resumption of critical business processes in case a natural disaster, public health emergency or other serious event occurs. However, depending on the severity of the situation, it may be difficult or in certain cases impossible for us to continue our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event and we may incur substantial costs that could have a material adverse effect on our business.
Risks Related to Commercialization
The commercial success of our products, will depend upon the degree of market acceptance by physicians, patients, third-party payers and others in the medical community.
The commercial success of our products will depend in part on the medical community, patients, and third-party or governmental payers accepting such product(s) as medically useful, cost-effective, and safe. Any other products that we may bring to the market may not gain market acceptance by physicians, patients, third-party payers and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue. See the section of this annual report titled "Item 4.B. Business Overview Coverage, Reimbursement and Pricing" below. The degree of market acceptance of our products will depend on a number of factors, including:
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
Even if a potential product displays a favorable efficacy and safety profile in preclinical and clinical studies, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and payers on the benefits of our products may require significant resources and may never be successful. Our efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors. Any of these factors may cause our products, to be unsuccessful or less successful than anticipated.

If we are unable to maintain sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we may not be successful in commercializing our product candidates if and when they are approved.
To achieve commercial success for any approved medicine for which we retain sales and marketing responsibilities, we must maintain a sales and marketing organization or outsource these functions to other third parties. We will need to further build our sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, our product candidates if and when they are approved, including, for example, to support the potential approval of pelabresib and/or one or more product candidates in key markets.
There are risks involved with both holding our own sales and marketing capabilities or entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
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
Risks Related to the Development, Clinical Testing and Regulatory Approval of Our Product Candidates
If we are unable to advance our proprietary product candidates in clinical development, obtain regulatory approval for our product candidates, including for pelabresib and tulmimetostat, and ultimately successfully commercialize them or experience significant delays in doing so, our business will be materially harmed.
We have several product candidates in clinical development, including pelabresib and tulmimetostat. Although we may receive certain payments from our collaboration partners, including upfront payments, payments for achieving certain development, regulatory or commercial milestones and royalties, our ability to generate revenue from our product candidates’ sales is dependent on receipt of regulatory approval for, and successful commercialization of, such product candidates, which may never occur, be delayed or not be as broad as intended with regards to indications or patient population. Our business and future success is particularly dependent on our ability to develop, either alone or in partnership, successfully, receive regulatory approval for, and then successfully commercialize our proprietary product candidates, including pelabresib and tulmimetostat. Each of our product candidates will require additional preclinical and/or clinical development, regulatory approval in multiple jurisdictions, manufacturing supply, substantial investment and significant marketing efforts before we generate any revenue from product sales or royalties. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from applicable regulatory authorities. The success of our product candidates will depend on several factors, including the following:
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
We plan to seek regulatory approval to commercialize future product candidates both in the United States and potentially in the European Union, and additional foreign jurisdictions, such as, for example, pelabresib for which MorphoSys is currently preparing the regulatory filings for approval in the U.S. and the EU on the basis of the MANIFEST-2 study. While the scope of regulatory approval is similar in other countries, to obtain separate regulatory approval in many other countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions.
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
We are currently conducting clinical trials for pelabresib and tulmimetostat in various indications. Each of our clinical trials requires the investment of substantial resources and time and the timing of the commencement, continuation and completion of these clinical trials may be subject to significant delays or termination relating to various causes, including, among other things:
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
•delays in or failure to reach agreement on acceptable terms with prospective contract research organizations, or CROs, third party vendors, clinical trial sites and contract manufacturing organizations, or CMOs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs, trial sites and CMOs;
•delays in or failure to obtain ethics committee, or EC, institutional review board, or IRB, approval at participating trial sites;
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
•suspension/termination of approval of clinical trial conduct by ECs, IRBs, the U.S. FDA, or other competent authorities (CA);
•strategic decision to stop the clinical trial or the clinical development program; and
•recommendations of the data safety monitoring board/data monitoring committee, or DSMB/DMC, based on provided clinical safety data.
It is uncertain whether any of our clinical trials will begin as planned, will need to be redesigned or amended or will be completed on schedule. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial conduct. We could encounter delays if a clinical trial is suspended or terminated by us, by the ECs/IRBs of the institutions in which such trials are being conducted, by a DSMB/DMC for such trial or by the U.S. FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial or trial site by the U.S. FDA or other regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates, and may harm our business and results of operations. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.
Clinical trials must be conducted with supplies of our product candidates produced under current good manufacturing practice, or cGMP, and supplied accordingly under good distribution practice, or GDP, requirements and other regulations. We rely on CROs, third party vendors, CMOs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials. Even though we have agreements governing their committed activities, we depend on our collaborators, on clinical trial sites, CROs, and third party vendors to conduct and monitor our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators, third party vendors, or CROs fail to enroll participants for our clinical trials, fail to conduct and monitor the study to GCP standards or are delayed for a significant time or fail in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.
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
Patient enrollment and accumulation of clinical events are significant factors in the timing and successful completion of clinical trials. Patient enrollment is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating. Because there is a relatively limited number of patients worldwide, patient enrollment may be challenging. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal or delays in accumulating the required number of clinical events for data analyses (as applicable). Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and delay or potentially jeopardize our ability to receive regulatory approval, commence product sales and generate revenue. Any of these occurrences may harm our clinical trials, which could materially adversely affect our business, financial condition, results of operations and prospects.

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
The regulatory approval processes of the U.S. FDA and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable and if we fail to obtain regulatory approval in any jurisdiction, we will not be able to commercialize our products in that jurisdiction, and our business, results of operations, financial condition and prospects may be materially adversely affected.
The time required to obtain approval by the U.S. FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including clinical trial designs, their outcome and the substantial discretion of the regulatory authorities. In addition, approval laws, regulations, policies or the type and amount of clinical data or other information necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Our existing product candidates or any product candidates we may seek to develop in the future may never obtain regulatory approval.
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
The approval process may result in failing to obtain regulatory approval to market any of our future product candidates, such as, for example, pelabresib for which MorphoSys is currently preparing the regulatory filings for approval in the U.S. and the EU on the basis of the MANIFEST-2 study, which would significantly harm our business, results of operations and prospects. The U.S. FDA, the EMA and other regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the U.S. FDA, the EMA or any other regulatory authority. These authorities could require additional clinical data, including clinical trials designed with internal controls, in order to support regulatory approvals.
In addition, even if we were to obtain approval, regulatory authorities may approve any of our future product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a future product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate, including, for example, pelabresib for which MorphoSys is currently preparing the regulatory filings for approval in the U.S. and the EU on the basis of the MANIFEST-2 study. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.
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
If we receive regulatory approval for our product candidates, we are required to comply with comprehensive and ongoing regulatory requirements, including conducting confirmatory clinical trials of any drug that receives accelerated approval. In addition our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drugs, which may materially adversely affect our business, prospects, financial condition and results of operations.
Any current or future product candidate for which we receive accelerated approval from the U.S. FDA, or similar conditional approval from the EMA or comparable regulatory authorities in other jurisdictions may be required to undergo one or more confirmatory clinical trials. If such drug fails to meet its safety and efficacy endpoints in such confirmatory clinical trials, the regulatory authority may withdraw its approval. There is no assurance that any such drug will successfully advance through its confirmatory clinical trial(s). Therefore, even if a drug receives accelerated approval from the U.S. FDA or similar conditional approval from the EMA or comparable regulatory authorities, such approval may be withdrawn at a later date, and under the Food and Drug Omnibus Reform Act of 2022 (FDORA), the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.
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
Because we have limited financial and managerial resources, we must limit our licensing, development programs to specific product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial product candidates or profitable market opportunities, and our decisions concerning the allocation of development, collaboration, management and financial resources towards particular product candidates may not lead to the development of viable commercial products.
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
We have in the past entered into, and intend to continue to enter into on a case-by-case basis, collaborations with other companies that we believe provide us with valuable funding and other benefits. However, we cannot ensure that any such collaboration will continue or be successful. Our inability to find a partner for any of our product candidates may result in our termination of that specific product candidate program or evaluation of a product candidate in a particular indication. For example, in March 2015, we and Celgene Corporation (now part of Bristol-Myers Squibb) agreed to end the existing co-development and co-promotion agreement for felzartamab (MOR202), following which we regained the rights to felzartamab. We have subsequently partnered Chinese regional rights to felzartamab (in November 2017), and our partner I-Mab will further develop felzartamab in multiple myeloma, or MM, and potentially also for additional indications, for China, Hong Kong, Macao and Taiwan. In June 2022, Human Immunology Biosciences, Inc. (HI-Bio) obtained exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. In November 2018, we entered into a collaboration and licensing agreement with I-Mab for an additional proprietary program, MOR210. Our partner I-Mab will perform certain preclinical and clinical development activities (China, Hong Kong, Macao, Taiwan and South Korea). In June 2022 HI-Bio obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. In June 2022, we announced with Pfizer and Incyte a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s maplirpacept (TTI-622), a novel SIRPα-Fc fusion protein, and Monjuvi® (tafasitamab-cxix) plus lenalidomide in patients with relapsed or refractory DLBCL who are not eligible for autologous stem cell transplant (ASCT). In January 2020, we entered into a collaboration and license agreement with Incyte Corporation, or Incyte, to further develop and commercialize our proprietary antibody tafasitamab globally. This agreement received clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act as well as by the German and Austrian antitrust authorities on or before March 2, 2020, and became effective on March 3, 2020. Under the terms of the agreement, we and Incyte were co-commercializing tafasitamab in the U.S., while Incyte had exclusive commercialization rights outside of the U.S. In addition, we and Incyte agreed to co-develop tafasitamab broadly in r/r DLBCL, frontline DLBCL, as well as additional indications beyond DLBCL, such as follicular lymphoma (FL) and marginal zone lymphoma (MZL). In February 2024, Incyte obtained exclusive rights worldwide for tafasitamab and assumed full responsibility and agreed to cover all costs going forward for the development and commercialization of tafasitamab.
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
Under the collaboration agreements where we grant our partners an exclusive license to certain therapeutic antibodies for specific targets we receive license fees, research and development funding, milestone payments and/or, if a product is approved for marketing, royalties in return. Following the discovery and preclinical testing phase, these partners are typically solely responsible for the further development of the product candidate and therefore exercise full control over its further development and potential commercialization. In other collaborations we also rely on both parties’ capabilities to co-develop and co-commercialize. In clinical trial collaborations, for example the one signed with Pfizer, we rely on the partners’ capabilities and diligence for performance of the agreed trial. Our existing collaborations, and any future collaborations and licensing or purchasing agreements we enter into, therefore may pose a number of risks, including the following:
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
Additionally, subject to its contractual obligations to us, if one of our partners is involved in a business combination, the partners might de-emphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new partners in a timely manner.

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
We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical (with the exclusion of non-GLP testing), clinical product supplies, our commercial product, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale under GMP. We therefore rely on and expect to continue to rely on third-party contract manufacturing organizations, or CMOs, for the supply of cGMP-grade, clinical trial materials and commercial quantities of our product candidates and our approved products. The facilities used by our CMOs or other third-party manufacturers to manufacture our product candidates are subject to the U.S. FDA’s, the EMA’s and other comparable regulatory authorities’ preapproval inspections and routine inspections that will be conducted after we submit our BLA or NDA to the U.S. FDA or the required approval documents to any other relevant regulatory authority or after approval. Although we perform oversight of the manufacturing and testing activities by involvement in e.g. the Change Control and Deviation management of the CMO and qualification audits prior to contracting a CMO and subsequent regular audits of such facilities and GMP procedures, we are completely dependent on our contract manufacturers or other third-party manufacturers for compliance with cGMPs for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third-party manufacturers cannot successfully manufacture sufficient amounts of material that conforms to applicable specifications and the strict regulatory requirements of the U.S. FDA, the EMA or another comparable regulatory authority, we may not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition (except for our oversight obligations described above), we have no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control and quality assurance procedures and qualified personnel. If the U.S. FDA, the EMA or another comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or products for commercial sale, or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, once approved. If, for any reason, we were to experience an unexpected loss of supply of our product candidates, combination drug, or placebo or comparator product used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. If market demand increases, our current planning assumptions the CMO might not be willing or able to supply this additional material, leading to supply shortage on the market.
We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials and our approved product for commercial sale. For certain items, there are a limited number of suppliers for raw materials that we use to manufacture our products and appropriate lead times for ordering such materials are factored into the manufacturing plans. However, there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. Moreover, we currently do not have any agreements in place for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have access to a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, could considerably delay the completion of our clinical trials, product testing and potential regulatory approval of our product candidates. Such delays could for example be caused by the implementation of corrective actions at the supplier, or even replacement of a contract manufacturer or other involved third-parties. If we or our manufacturers are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenue from the sale of our product candidates. Additionally, we may experience unforeseen difficulties or challenges in the manufacture of our product candidates on a commercial scale compared to the manufacture for clinical purposes. We currently rely on CMOs for the manufacturing of each of our proprietary product candidates. Thus any regulatory action, service failure, business interruptions, or other disasters affecting the facilities of our CMOs for our proprietary product candidates could result in a significant delay in the production and supply and could, as a result, have a material adverse effect on our business, results of operations, financial condition and prospects.
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
By letter dated June 10, 2021, MorphoSys was notified by a licensor of the initiation of arbitration proceedings in the United States. The licensor alleged breach of contract and claimed damages for the licensor’s argued loss of revenues. Despite the patent expiry in 2018 confirmed by the licensor at the time, this was disputed and a significantly longer patent term was assumed. A final and binding award was provided by the arbitration court on March 21, 2023. The arbitration was decided in favor of MorphoSys with respect to all claims imposed by the licensor. MorphoSys was granted full reimbursement of its arbitration costs.
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
Developments of patent law in other jurisdictions may impact our business. For example, the Unified Patent Court in the European Union was introduced in June 2023. Patents that are valid and enforceable under national law may be considered invalid and/or unenforceable under the new unified system. Also the Unified Patent Court may invalidate patents not just in one single jurisdiction, but across all 17 participating member states of the European Union in one single trial.
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
As an innovation-driven and patient-centric company, we are highly dependent on the expertise of the members of our research and development team, as well as the other key functions such as commercial and supply to ensure that we can bring our medicines to our patients with the highest quality and compliance with required standards. In addition, the members of our Management Board are key in developing our long-term strategy and steering all areas of the company. They currently include Jean-Paul Kress, M.D., our Chief Executive Officer, and Lucinda Crabtree, Ph.D., who was appointed as member of the Management Board and Chief Financial Officer as of August 8, 2023. Our Management Board members have fixed-term contracts typically of three years.
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
The accounting treatment of the payment that MorphoSys AG received from Royalty Pharma in the third quarter of 2021 could be examined by the tax authorities under German tax law in the context of a future tax audit. This examination is considered standard given the amount of the payment. Based on the Company’s knowledge of German tax law and supported by tax experts, the Company has concluded that the tax risk assessment is medium in accordance with the Company's internal risk valuation system. Consequently, due to the remaining uncertainty and the significance, a contingent income tax liability in the amount of € 226.8 million is reported (refer to Note 6.2).
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
Our business operations and activities may be directly or indirectly subject to various fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. As we obtained U.S. FDA approval for one of our proprietary product candidates (which we sold to Incyte in February 2024) in 2020 and commercialized this product in the United States, our exposure under such laws increased significantly, and our costs associated with compliance with such laws increased. If we obtain U.S. FDA approval for proprietary product candidates and commercialize proprietary product candidates in the United States in the future, our potential exposure and the costs associated with compliance with such laws will significantly increase These laws may impact, among other things, our current activities with principal investigators and research subjects, as well as proposed and future sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by the federal government and state governments in which we conduct our business.
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
We currently rely on and expect to continue to rely on third-parties for the manufacturing and supply of active pharmaceutical ingredients, or API, and drug products of our product and product candidates. These third-parties are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, transportation, use, storage, treatment and disposal of hazardous materials and wastes. Although we have auditing rights and obligations with all our CMOs for production of API and drug products and finished drug product, we do not have control over a manufacturer’s or supplier’s compliance with environmental, health and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or in certain circumstances, an interruption in operations, any of which could adversely affect our business and financial condition if delayed manufacturing activities impact our clinical development activities and/or our commercial supply chain.
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
On July 15, 2021, MorphoSys completed its acquisition of Constellation, adding two clinical stage assets pelabresib and tulmimetostat to its pipeline. We may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition, including the Constellation acquisition, that delays or prevents us from realizing their expected benefits or enhancing our business. When acquiring businesses with promising products or technologies, we may not be able to realize the benefit of acquiring such businesses if, for instance, we are unable to successfully integrate them with our existing operations and company culture. We cannot assure you that, following any such acquisition, including the Constellation acquisition, we will achieve the expected synergies to justify the transaction. If we are unsuccessful in realizing any of the benefits following an acquisition, we may incur impairment charges in respect of the assets acquired, which could adversely affect our results of operations.
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
We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on the

Frankfurt Stock Exchange and report our results of operations on a quarterly basis, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there is and will continue to be less publicly available information concerning our company than there would be if we were not a foreign private issuer.
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.
The Nasdaq Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose the Nasdaq Listing Rules that we do not follow and describe the German corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We continue to follow German corporate governance practices in lieu of the corporate governance requirements of Nasdaq in certain respects. In particular, we follow German corporate governance practices in connection with the distribution of annual and interim reports to shareholders, the application of our code of conduct to our Supervisory Board, proxy solicitation in connection with shareholders’ meetings, and obtaining shareholder approval in connection with the issuance of shares in connection with an acquisition, change of control transactions, the establishment of or material amendment to any equity-based compensation plans and the issuance of shares in a private placement in excess of 20% of the outstanding share capital at less than the greater of book or market value. To this extent, our practice varies from the requirements of Nasdaq. In addition, as a German public company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure. See the sections of this annual report titled “Item 6 —Directors, Senior Management and Employees” and “Item 16G —Corporate Governance.”
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
The determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear. Based on the composition of our income and valuation of our assets, we do not believe that we should be treated as a PFIC for the 2023 taxable year. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change in a future taxable year. In particular, the total value of our assets for purposes of the asset test generally will be calculated taking into account the market price of our ADSs or ordinary shares, which may fluctuate considerably. Fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the U.S. Internal Revenue Services ("IRS") or courts will agree with our conclusion and that the IRS would not successfully challenge our position.
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
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024.
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
We are incorporated under the laws of Germany. The majority of our assets are located outside the United States and currently one of the two members of our Management Board and three out of six Supervisory Board members reside outside of the United States. As a result, effecting service of process upon such persons may require compliance with international treaty procedures that could cause delay and in some case interfere with establishing personal jurisdiction in front of U.S. courts. The United States and Germany do not currently have a treaty providing for reciprocal recognition and enforceability of judgments rendered in connection with civil and commercial disputes and, accordingly, a final judgment rendered by a U.S. court based on civil liability would not automatically be recognized or enforceable in Germany. Therefore enforcing against members of our Management Board or Supervisory Board or against us, judgments obtained in U.S. courts’ that are predicated upon the civil liability provisions of the U.S. federal securities laws may be impossible under German law as a result of public policy or jurisprudence providing defenses for German nationals. Foreign courts may refuse to consider claims brought under U.S. securities laws on either procedural grounds or substantive grounds. Even if a foreign court is willing to decide the merits of such a claim, it may decide to apply the law of the jurisdiction in which the foreign court is located, rather than U.S. law.
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
Our results of operations could be adversely affected by general conditions in the global economy and financial markets, including by the recent global political and military events or any health epidemic. The most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the most recent global financial crisis, could result in a variety of risks to our business, including weakened demand for our product candidates and our ability to raise additional capital when needed on favorable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.
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
Subsequent Events: Business Combination with Novartis
On February 5, 2024 MorphoSys announced that it entered into a Business Combination Agreement with Novartis based on Novartis’ intention to submit the Novartis Takeover Offer for all of MorphoSys’ outstanding common shares in exchange for payment of € 68.00 per share in cash. Separately, MorphoSys entered into a Purchase Agreement with Incyte Corporation to sell and transfer all rights worldwide related to tafasitamab for $ 25.0 million. MorphoSys and Incyte have been collaborating on the development and commercialization of tafasitamab since 2020. Prior to this agreement, tafasitamab was co-marketed in the U.S. by MorphoSys and Incyte as Monjuvi® (tafasitamab-cxix) and outside the U.S. by Incyte as Minjuvi®. MorphoSys’ Management Board and Supervisory Board unanimously approved both agreements.
In the Business Combination Agreement, MorphoSys and Novartis agreed on the terms of the Novartis Takeover Offer.
Novartis intends to offer MorphoSys’ shareholders € 68.00 per share in cash, for a total equity value of € 2.7 billion. The offer price corresponds to a premium of 94% and 142% on the volume-weighted average price during the last month and three months as of the unaffected January 25, 2024 close, respectively – the day before rumors about a transaction first surfaced. It also represents a premium of 89% percent to the closing share price of January 25, 2024.
Subject to a careful review of the offer document to be published by Novartis, MorphoSys’ Management Board and Supervisory Board intend to recommend the acceptance of the Novartis Takeover Offer. The Novartis Takeover Offer will contain customary closing conditions, in particular a minimum acceptance threshold of 65% of MorphoSys’ share capital and regulatory clearances. The closing is currently expected to take place in the first half of 2024. MorphoSys and Novartis agreed to take MorphoSys private promptly after the Novartis Takeover Offer has been settled. There is no assurance that the business combination will be consummated on the proposed terms, timing or at all. For risks associated with the Novartis Takeover Offer please refer to Item 3 Key Information—Risk Factors—Risks Related to the Novartis Takeover Offer.
The offer document of the Novartis Takeover Offer will be published by Novartis at a later date in accordance with the provisions of the German Securities Acquisition and Takeover Act, after the German Federal Financial Supervisory Authority (“BaFin”) has approved the publication. Promptly after the offer document is published, MorphoSys’ Management Board and Supervisory Board will issue a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act. In accordance with U.S. securities laws, Novartis will file a Tender Offer Statement which will include the offer document on Schedule TO and MorphoSys will file a Solicitation/Recommendation Statement on Schedule with the U.S. Securities and Exchange Commission.
Principal Capital Expenditures:
In the years ended December 31, 2023, 2022 and 2021, our expenditures for property, plant and equipment were € 0.4 million, € 1.9 million, and € 4.3 million, respectively. In the years ended December 31, 2023, 2022 and 2021, our expenditures for intangible assets were € 2.5 million, € 13.3 million, and € 22.3 million, respectively.
In the course of the acquisition of Constellation in 2021, MorphoSys acquired € 719.4 million in intangible assets and € 1.6 million in property, plant and equipment.
For our commitments for capital expenditures, we refer to Item 5.B.
B.Business Overview
MorphoSys is a global biotechnology company focused on the development and commercialization of innovative cancer medicines.
In 2023, we advanced our mid-to-late-stage oncology pipeline, focusing our efforts on pelabresib, an investigational BET inhibitor, in first-line myelofibrosis – a debilitating and deadly blood cancer.
Our current clinical programs are:
•Pelabresib: An investigational selective small-molecule therapy aimed at promoting anti-tumor activity. It is designed to inhibit bromodomain and extra-terminal domain (BET) proteins, which may downregulate genes implicated in blood cancers. The Phase 3 MANIFEST-2 study is currently investigating pelabresib in combination with the JAK inhibitor ruxolitinib, the current standard of care, compared with placebo plus ruxolitinib in JAK inhibitor-naïve patients with myelofibrosis (those who have not been previously treated with a JAK inhibitor). Additionally, it is being explored in the Phase 2 MANIFEST trial in patients with myelofibrosis and high-risk essential thrombocythemia.
•Tulmimetostat: An investigational next-generation dual inhibitor of Enhancer of Zeste Homolog 2 (EZH2) and EZH1 designed to counteract abnormal gene activity that may contribute to cancer development and progression, as well as drug resistance. Tulmimetostat is being investigated in a Phase 1/2 study in patients with advanced solid tumors and lymphomas, including ARID1A-mutated endometrial carcinoma and ovarian clear cell carcinoma, diffuse large B-cell lymphoma, peripheral T-cell lymphoma, BAP1-mutated mesothelioma and metastatic castration-resistant prostate cancer.

Additionally, these are the most advanced clinical programs developed via MorphoSys’ legacy antibody technology platform by our partners:
•Ianalumab (VAY736) – a fully human IgG1/k antibody with a dual mode of action targeting B-cell lysis and BAFF-R blockade, developed by Novartis and being investigated in several Phase 3 studies for Sjögren’s disease, lupus nephritis, and other autoimmune diseases.
•Abelacimab (MAA868) – an antibody directed against Factor XI, developed by Anthos Therapeutics and being investigated in three Phase 3 studies for venous thromboembolism prevention and cancer-associated thrombosis.
•Setrusumab (BPS804/UX143) – an antibody directed against sclerostin, developed by Ultragenyx and Mereo BioPharma and being investigated in a pivotal Phase 2/3 study for osteogenesis imperfecta.
•Bimagrumab - an antibody binding to activin type II receptors, developed by Lilly and being investigated in a Phase 2b study for adult obesity.
•Felzartamab – a therapeutic human monoclonal antibody directed against CD38, developed by HI-Bio and I-Mab Biopharma and being investigated in clinical studies for renal autoimmune diseases and relapsed/refractory multiple myeloma.
•MOR210/TJ210/HIB210 – a human antibody directed against C5aR1, the receptor of the complement factor C5a and, being investigated by I-Mab Biopharma in a Phase 1 study for relapsed or refractory advanced solid tumors and by HI-Bio in healthy volunteers.

We have a world-class team of multi-disciplinary experts based in Munich and Boston, and our Management Board and senior experts have deep experience and capabilities in biology, chemistry, product discovery, clinical development and commercialization.
In February 2024, MorphoSys entered into a Business Combination Agreement with Novartis. As a result of the successful completion of the Novartis Takeover Offer, Novartis would obtain exclusive, worldwide rights to develop and commercialize pelabresib and tulmimetostat across all indications. Separately, we also entered into a Purchase Agreement to sell and transfer all exclusive rights worldwide related to tafasitamab to Incyte. Prior to this agreement, tafasitamab was co-marketed in the U.S. by MorphoSys and Incyte as Monjuvi® (tafasitamab-cxix) and outside the U.S. by Incyte as Minjuvi®.
Our Strategy
MorphoSys is focused on the development and commercialization of innovative cancer medicines, advancing its mid-to-late-stage oncology pipeline in areas where there is a dire need for more effective and well-tolerated therapies.
Advancing Clinical Development Programs
We believe that a focus on proprietary drug development and commercialization offers the best path to delivering growth and long-term success. We are currently furthering the clinical development of our investigational medicines pelabresib and tulmimetostat. To advance these clinical development programs, we invest a significant portion of our financial resources.
•Accelerating Pelabresib Clinical Development Program
Pelabresib, our investigational BET inhibitor, is potentially a foundational first-line treatment for myelofibrosis. Comprehensive Phase 3 MANIFEST-2 results, presented at the American Society of Hematology (ASH) 2023 Annual Meeting and Exposition in December 2023, demonstrated that the combination of pelabresib and the JAK inhibitor ruxolitinib improves all four hallmarks of myelofibrosis – spleen size, anemia, bone marrow fibrosis and disease-associated symptoms – versus placebo plus ruxolitinib, which is the standard of care in myelofibrosis. We are confident that the MANIFEST-2 data package – complemented by long-term Phase 2 results – will provide impactful evidence to regulatory agencies as we pursue approval for patients with myelofibrosis. As myelofibrosis represents a multi-billion-dollar market opportunity, this endeavor remains our number one priority. Beyond myelofibrosis, pelabresib has demonstrated potential clinical benefit in early-stage trials in other myeloid diseases – providing additional growth opportunities.
•Advancing Tulmimetostat Clinical Development Program
Tulmimetostat was designed to improve on first-generation EZH2 inhibitors through increased potency, longer residence time on target and a longer half-life, offering the potential for enhanced anti-tumor activity. It is currently being evaluated in a Phase 1/2 trial for advanced solid tumors and lymphomas. Updated results from the Phase 2 portion of the study were presented at American Society of Clinical Oncology (ASCO) 2023 Annual Meeting. The data suggest responses or disease stabilization across all solid tumor cohorts, including those with heavily pre-treated patients. Notably, complete and partial responses were also observed in the lymphoma cohort. In September 2023, the U.S. Food and Drug Administration (FDA) granted Fast Track designation for tulmimetostat for the treatment of patients with advanced, recurrent or metastatic ARID1A-mutated endometrial cancer who have progressed on at least one prior line of treatment.
Leveraging Strong Partnerships
Our key partner programs, developed via our legacy antibody technology platform, continue to mature and have the potential to generate significant value. These include ianalumab (Sjögren’s disease, lupus nephritis and other autoimmune diseases), abelacimab (venous thromboembolism prevention), setrusumab (osteogenesis imperfecta), bimagrumab (adult obesity) and felzartamab (autoimmune diseases, multiple myeloma). If approved by regulatory authorities, MorphoSys would receive milestone payments and royalties from these programs.
Our Strengths
Strong Mid- to Late-Stage Oncology Pipeline
We have a pipeline offering best- and first-in-class opportunities in oncology, both hematologic malignancies and solid tumors:
•Pelabresib
Pelabresib represents an opportunity to substantially improve the standard of care for myelofibrosis, a debilitating and deadly disease. Comprehensive Phase 3 MANIFEST-2 results presented at the ASH 2023 Annual Meeting and Exposition in December 2023 point to a paradigm shift in myelofibrosis treatment, a field in dire need of innovation. Moreover, proof-of-concept data provide evidence that pelabresib has potential clinical benefit in essential thrombocythemia.

•Tulmimetostat
Initial data showed encouraging response rates to monotherapy treatment with tulmimetostat, across different tumor types, in heavily pre-treated patients. Physicians have expressed excitement about the deep responses seen in these heavily pre-treated patients, the majority of whom currently have limited or no treatment options. These preliminary results are promising and showcase the therapy’s best-in-class potential in an array of cancer types. In September 2023, the FDA granted Fast Track designation for tulmimetostat for the treatment of patients with advanced, recurrent or metastatic ARID1A-mutated endometrial cancer who have progressed on at least one prior line of treatment.
Strong Cash Runway with Cash Available into early 2026
We have a strong cash runway with cash available into early 2026 (including the convertible debt repayment). As of December 31, 2023, we had € 680.5 million in cash and other financial assets.
Additionally, while not a core focus of our business strategy, our partner programs – developed via our legacy antibody technology platform – offer potential upside and provide us with options for non-dilutive financing.
We also have a broad intellectual property portfolio to protect our product candidates. For more information on our intellectual property, see “Item 4.B. Intellectual Property”.
World-Class Team of Clinical Development and Commercial Experts
We have a world-class team of experts based in Munich and Boston, with experience across disciplines, including clinical development, medical affairs, commercial and more. Our accomplished clinical development team has a proven track record of operational excellence.
As a result of our previous work with Monjuvi® until the sale of the asset to Incyte in February 2024, we have a strong U.S. commercial infrastructure that includes a medical affairs team with expertise in hematology-oncology.
Proprietary Clinical Development
MorphoSys is primarily advancing the clinical development of its own compounds, with further antibody candidates being clinically developed by partners. During the clinical phases, decisions are made on a case-by-case basis as to whether and at what point a partnership for further development and commercialization should be pursued. Drug candidates can be either fully out-licensed, developed on a proprietary basis, or developed with a partner (co-development).
Pelabresib
Overview
Pelabresib (formerly known as CPI-0610; was acquired through the Constellation acquisition) is an investigational selective small molecule BET inhibitor designed to promote anti-tumor activity by specifically inhibiting the function of BET proteins.
BET proteins are epigenetic readers that regulate specific genes by binding unique regions of the genome through their ability to read specific chemical tags on chromatin. In some instances, BET proteins regulate genes that are abnormally expressed in a variety of human cancers. BET inhibitors have the potential to downregulate the expression of oncogenes, which are key genes that have the potential to cause cancer, such as MYC or NF-κB target genes, and effectively kill many cancer cell lines in in vitro models. These observations led to the generation and clinical investigation of BET inhibitors in several cancer types. Preclinical activity was observed in cancer that are driven by NF-κB signaling.
The combination of Constellation's preclinical studies, as well as translational insights from the first-in-human study of pelabresib, led to prioritizing the clinical development of pelabresib in patients with myelofibrosis (MF).
Two major clinical trials of pelabresib in patients with MF - the Phase 2 MANIFEST trial and the Phase 3 MANIFEST-2 trial are being conducted. Following the acquisition of Constellation, we took measures to optimize the design and that were intended to improve the speed of enrollment of the MANIFEST-2 trial.
The FDA granted Fast Track Designation to pelabresib in October 2018 for the treatment of myelofibrosis (MF). The FDA grants Fast Track designation to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases and fill unmet medical needs. A drug that receives Fast Track designation is eligible for more frequent meetings with the FDA to discuss the drug’s development plan and ensure collection of appropriate data needed to support drug approval, more frequent written communication about the design of the proposed clinical trials and use of biomarkers, eligibility for accelerated approval and priority review, and rolling review. The FDA and the European Commission also granted orphan drug designation to pelabresib for the treatment of myelofibrosis in November 2019 and February 2020 respectively.

Description of Myelofibrosis and Current Treatment
MF is a form of blood cancer that disrupts the body's normal production of blood cells. It causes fibrosis (scarring) of the bone marrow that may lead to severe anemia as well as thrombocytopenia. Patients suffering from MF can have enlarged spleens as well as many other physical symptoms, including abdominal discomfort, bone pain, and extreme fatigue.
The megakaryocytes produce inflammatory molecules responsible for fibrosis via the excessive deposition of collagen, which scars the bone marrow and displaces hematopoietic cells. In response, the hematopoietic cells migrate to the spleen (liver and lung to a lesser extend), which is called extramedullary hematopoesis. The spleen gets enlarged and sometimes becomes dysfunctional. The extramedullary hematopoiesis is often not able to fully compensate for the loss of bone marrow hematopoiesis, leading to cytopenia. Additionally, compromised erythroid differentiation (the process by which immature bone marrow derived cells specialize and become red blood cells) leads to anemia in patients with MF.
Approximately 4–6 per 100,000 people in the U.S. are diagnosed with MF, 90% are intermediate or high-risk patients. There are limited treatment options for patients with MF. We believe there are approximately 18,000 intermediate or high-risk MF patients in the United States that are eligible for systemic treatment, including ruxolitinib. Only about 50% of patients achieve initial adequate disease control with JAK inhibitors.
Currently the JAK inhibitors ruxolitinib, fedratinib, momelotinib and pacritinib are the only approved products for MF, and there is no other approved class of drugs for patients whose MF progresses after treatment with these products. Ruxolitinib is the standard of care for patients with intermediate to high risk MF with platelet count over 50 x 10^9/L, while pacritinib has been approved for patients with intermediate to high risk MF with platelet count below 50 x10^9/L and momelotinib has been approved for patients with intermediate or high-risk myelofibrosis with anaemia. Ruxolitinib inhibits dysregulated janus kinase 1 and 2 (collectively referred to herein as “JAK”), signaling that is associated with MF. Ruxolitinib treatment leads to spleen volume reduction and symptom improvement in patients with MF. However, its side effects include anemia and thromobocytopenia. Fedratinib, is a JAK2 inhibitor, and has similar efficacy and its side effects include both anemia and thrombocytopenia. Ruxolitinib has not been shown to significantly reverse bone marrow fibrosis, a condition that has been documented as a primary cause of morbidity and mortality in MF. Many patients may not tolerate treatment with, or will have an insufficient response to, ruxolitinib. Patients generally have a poor survival prognosis following discontinuation of therapy with ruxolitinib. Current approved drugs for the treatment of patients experiencing MF offer symptomatic improvement and better treatment options are needed.
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
In addition, BET proteins promote the generation of megakaryocytes from hematopoietic stem cells. Hematopoietic stem cells have mutation(s) leading to aberrant, highly proliferative, megakaryocytes, which represent key drivers of MF.
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
Active Clinical Trials
MANIFEST: The MANIFEST is a global, multicenter, open-label Phase 2 study that evaluates pelabresib as a monotherapy or in combination with ruxolitinib (marketed as Jakafi®/Jakavi®), the current standard of care. In Arm 3 of this study, pelabresib is being evaluated in combination with ruxolitinib in JAK-inhibitor-naïve MF patients, with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) at 24 weeks of treatment. Pelabresib is also being evaluated in a second-line setting (2L) either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1), or as an add-on therapy to ruxolitinib in patients with a suboptimal response to ruxolitinib or MF progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with an SVR35 at 24 weeks of treatment. In Arm 4 of this study, pelabresib is being evaluated as a monotherapy in high-risk patients with essential thrombocythemia (ET) who are resistant or intolerant to hydroxyurea (HU). The primary endpoint for patients in Arm 4 is complete hematological response rate after one cycle, or 21 days, of treatment.
In December 2021, updated data from MANIFEST were presented at the 2021 ASH Annual Meeting. At this meeting, the interim data from Arm 3 of MANIFEST evaluating pelabresib as a first-line combination with ruxolitinib for patients with MF who had not previously been treated with a JAK inhibitor (JAK inhibitor-naïve) were presented.
In addition, data from Arm 1 of the ongoing MANIFEST trial were also presented in an oral presentation at the 2021 ASH Annual Meeting: pelabresib is being evaluated as a monotherapy in patients with advanced MF who are ineligible to receive, intolerant of, or refractory to JAK inhibitors, a population with very limited therapeutic options. Patients were divided into two cohorts, TD and non-TD. For the TD cohort, the primary endpoint was conversion to transfusion independence for 12 consecutive weeks. In the non-TD cohort, the primary endpoint was SVR35 at week 24. At week 24, 11% (n = 7) of patients reached SVR35. In addition, 31% of patients had a spleen volume reduction of 25% or more (n = 20) at week 24. Across all cohorts, 28% (n = 18) of patients achieved TSS50. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (23%, grade 3/4) and anemia (15%, grade 3). Non-hematological events included diarrhea (6%, grade 3) and respiratory tract infections (5%, grade 3).
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
In June 2022, MorphoSys presented data from multiple analyses of the ongoing MANIFEST study during oral and poster sessions at the European Hematology Association 2022 (EHA 2022) Hybrid Congress. A study was presented in an oral session that analyzed cells derived from blood of patients who enrolled in the MANIFEST trial and from healthy volunteers. The findings indicated that pelabresib alone or in combination with the JAK inhibitor ruxolitinib may have the potential to improve the typical imbalance in the two white blood cell populations, the myeloid and lymphoid cells, and help restore normal blood cell development. These improvements also correlated with decreases in spleen volume, a key clinical measure of treatment success. Additionally, pelabresib alone or in combination with ruxolitinib decreased pro-inflammatory and pro-fibrotic signaling in monocytes, suggested a potential attenuation of disease processes.
A second oral presentation highlighted positive interim data from the MANIFEST trial regarding the safety and efficacy of pelabresib in combination with ruxolitinib in patients who were not previously treated with a JAK inhibitor and in those with suboptimal response to ruxolitinib (Arm 2 of MANIFEST study). The findings showed that the combination led to reductions in spleen volume and symptom burden, with potential disease-modifying effect as measured by reduced levels of pro-inflammatory cytokines and improved bone marrow morphology. Over two-thirds (68%; n=57) of JAK inhibitor-naïve patients treated with the combination achieved at least a 35% reduction in spleen volume (SVR35) from baseline at week 24. Notably, 80% of patients achieved SVR35 at any time on study. Most patients also saw their symptoms reduced, with 56% (n=46) achieving at least a 50% reduction in total symptom score (TSS50) from baseline at week 24. No new safety signals were identified in the study. The most common hematologic adverse events were thrombocytopenia (12%, grade 3/4) and anemia (34%, grade 3/4). Non-hematological events included dyspnea (5%, grade 3) and respiratory tract infections (8%, grade 3/4).
In a poster presentation at EHA 2022, matching-adjusted indirect comparisons were used to compare findings for the combination of pelabresib plus ruxolitinib in treatment-naïve patients with intermediate- or high-risk disease in one arm of the MANIFEST trial with findings from historical clinical trials examining the use of JAK inhibitor monotherapy in myelofibrosis. Adjusting for cross-trial differences, the estimated response rate ratios favored pelabresib plus ruxolitinib combination therapy over ruxolitinib, fedratinib, or momelotinib monotherapy for SVR35 and for TSS50, suggesting improved efficacy versus the JAK inhibitors alone.
In December 2022, we presented new longer-term Phase 2 results on pelabresib in myelofibrosis from the ongoing MANIFEST study at ASH 2022. The latest analyses include longer-term data showing durable improvements in both spleen volume and symptom score beyond 24 weeks (data cutoff July 29, 2022), with pelabresib plus ruxolitinib in JAK inhibitor-naïve patients (Arm 3 of the study). Translational data from MANIFEST were also presented that suggest an association of biomarkers with potential disease-modifying activity of pelabresib.

At 24, 48, and 60 weeks, 68% (57/84), 61% (51/84), and 54% (45/84), respectively, of JAK inhibitor-naïve patients treated with pelabresib in combination with ruxolitinib achieved at least a 35% reduction in spleen volume (SVR35) from baseline. SVR35 was achieved by 80% (67/84) of patients at any time on study. Also at 24 weeks, 56% (46/82) of patients had at least a 50% reduction in their total symptom score (TSS50) from baseline, suggesting a reduction in symptom burden. At 48 and 60 weeks, 44% (36/82) and 43% (35/82) of patients, respectively, achieved TSS50. An exploratory analysis demonstrated that bone marrow fibrosis improved by one grade or more in 27% (17/63) of evaluable patients at week 24, and 59% (10/17) of those patients maintained that improvement at week 48 or beyond. An improvement of one grade or more at any time was achieved by 40% (25/63) of patients. The most common hematologic treatment-emergent adverse event (AE) of any grade was thrombocytopenia, which was reported in 55% (grade ≥3: 18%) of patients. Anemia was reported in 43% (grade ≥3: 34%) of patients. The most common (≥25%) non-hematologic treatment-emergent AEs of any grade were diarrhea (43%), respiratory tract infection (41%), asthenic conditions (38%), musculoskeletal pain (32%), constipation (30%), nausea (29%), dizziness (27%), and abdominal pain (26%).
In the MANIFEST study, changes in biomarkers correlated with improvements in clinical measures of treatment success (SVR35, TSS50, and hemoglobin increases indicative of improved anemia), suggesting a potential disease-modifying effect of pelabresib. Examined biomarkers included bone marrow scarring, known as fibrosis, and the frequency of a Janus Kinase 2 allele (V617F) that is known to drive disease activity. Across the three MF arms of MANIFEST, 40% (33/82) of patients who achieved SVR35 at week 24 also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Of TSS50 responders at week 24, 28% (28/100) also showed at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Furthermore, 29% (24/84) of patients who had hemoglobin improvements (any level of increase from baseline) also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. All patients who had clinical responses (SVR35, TSS50, and hemoglobin improvement) plus reduced variant allele frequency and improvement in bone marrow fibrosis were naïve to JAK inhibitors.
At the European Hematology Association (EHA) Hybrid Congress in June 2023, we presented a poster on Arm 3 of the MANIFEST study, which examines the combination of pelabresib and ruxolitinib in JAK-inhibitor-naïve patients with myelofibrosis. This treatment resulted in deep and durable spleen and symptom responses at and beyond week 24. The findings demonstrated clinically meaningful improvements in anemia, including the need for fewer transfusions, which may positively impact patients’ quality of life. No new safety signals were observed with a longer follow-up of 11 additional months. A second poster on MANIFEST Arm 2 showed pelabresib as an add-on to ongoing ruxolitinib therapy in patients with a suboptimal/lost response to ruxolitinib monotherapy resulted in durable and deepening splenic and symptom responses at and beyond week 24. The findings suggested improvements in anemia, including the need for fewer transfusions, which may positively impact patients’ quality of life. No new safety signals were observed with a longer follow-up of 11 additional months. The most common treatment-emergent adverse events (TEAEs) were low grade.
During an oral presentation at the EHA and a poster discussion at the American Society of Clinical Oncology (ASCO) Annual Meeting in June 2023, we presented positive results from Arm 4 of the Phase 2 MANIFEST study, which is investigating pelabresib as a monotherapy in patients with high-risk essential thrombocythemia (ET), whose disease is refractory or intolerant to hydroxyurea. These robust proof-of-concept results support pelabresib’s expansion into other myeloid diseases. As such, we will continue our ongoing evaluation of pelabresib in ET in the MANIFEST study. We are also considering initiating a Phase 2 study in lower-risk myelodysplastic syndrome (MDS). Patients with MDS experience progressive anemia that can require regular blood transfusions or subcutaneous injections, often diminishing quality of life. Furthermore, patients have low long-term response rates to currently available treatments, reflecting a need for new therapeutic options.
MANIFEST‑2: MANIFEST‑2, a global, multicenter, double-blind, randomized Phase 3 clinical study, is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post-polycythemia vera (post-PV) MF who have splenomegaly and symptoms requiring therapy. Since the acquisition of Constellation, MorphoSys has optimized the study’s design by increasing the number of trial participants. Measures were also taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction with investigators, and expanding the number of countries and sites. On April 4, 2023, MorphoSys announced that enrollment was completed for the MANIFEST-2 study.
On November 20, 2023, we announced topline results from the Phase 3 MANIFEST-2 study. MANIFEST-2 met its primary endpoint, as the combination therapy demonstrated a statistically significant and clinically meaningful improvement in the proportion of patients achieving at least a 35% reduction in spleen volume (SVR35) at week 24. The key secondary endpoints assessing symptom improvement – proportion of patients achieving at least a 50% reduction in total symptom score (TSS50) and absolute change in total symptom score (TSS) from baseline at week 24 – showed a strong positive trend favoring the pelabresib and ruxolitinib combination. In an analysis of patients classified as intermediate risk (Dynamic International Prognostic Scoring System [DIPSS] Int-1 and Int-2) – constituting more than 90% of patients in MANIFEST-2 – the combination therapy demonstrated significant improvements in both key secondary endpoints. DIPSS was a pre-defined stratification factor in the MANIFEST-2 study protocol. 430 JAK inhibitor-naïve adult patients with myelofibrosis were randomized for this study.
On December 10, 2023, detailed findings of the MANIFEST-2 study were presented during an oral presentation at the 65th American Society for Hematology (ASH) Annual Meeting and Exposition:
•Strong Reductions in Spleen Size and Symptoms
In the MANIFEST-2 study, pelabresib and ruxolitinib demonstrated a near doubling in the proportion of patients achieving a ≥35% reduction in spleen volume (SVR35) at 24 weeks, the primary endpoint, versus placebo plus ruxolitinib (p<0.001). For the first key secondary endpoint assessing symptom reduction, absolute change in total symptom score (TSS) at 24 weeks, there was a strong numerical improvement for patients receiving pelabresib and ruxolitinib versus placebo plus ruxolitinib. The response rate for the second key secondary endpoint, proportion of patients achieving ≥50% reduction in symptom score (TSS50) at 24 weeks, was also numerically greater for patients receiving pelabresib and ruxolitinib. Significant improvements in both key secondary endpoints were observed with the pelabresib combination for patients classified as intermediate-risk (Dynamic International Prognostic Scoring System [DIPSS] Int-1 and Int-2), who account for over 90% of the MANIFEST-2 population. The proportion of patients achieving both SVR35 and TSS50 at 24 weeks was doubled with pelabresib and ruxolitinib versus placebo plus ruxolitinib (40.2% vs. 18.5%, respectively).
Details are included in the table below:

Endpoint	Pelabresib + Ruxolitinib (N = 214)	Placebo +Ruxolitinib (N = 216)	Difference
SVR35	65.9%	35.2%	30.4%*
			P-value: p<0.001
Absolute Change in TSS	-15.99	-14.05	-1.94**
	(Mean Baseline: 28.26)	(Mean Baseline: 27.36)	P-value: 0.0545
TSS50	52.3%	46.3%	6.0%*
			P-value: 0.216

*Difference calculated using Cochran–Mantel–Haenszel (CMH) common risk difference
**Least square mean estimate
•Improvement in Anemia
Patients receiving pelabresib in combination with ruxolitinib reported fewer anemia adverse events (43.9%, grade ≥3: 23.1%) compared with placebo plus ruxolitinib (55.6%, grade ≥3: 36.4%). Additionally, by week 24, fewer patients in the pelabresib and ruxolitinib arm required red blood cell transfusions compared with the placebo arm (30.8% vs. 41.2%, respectively). A greater proportion of patients achieved a hemoglobin response — defined as a ≥1.5 g/dL mean increase in hemoglobin levels over baseline in the absence of transfusions during the previous 12 weeks — with pelabresib and ruxolitinib versus placebo plus ruxolitinib (9.3% vs. 5.6%, respectively). Average hemoglobin levels were greater in patients receiving pelabresib and ruxolitinib than in those receiving placebo plus ruxolitinib, starting at week 9 and continuing to week 24. Improvement in anemia was observed across all studied patient risk groups.
•Improvement in Bone Marrow Fibrosis
Bone marrow fibrosis, or the replacement of bone marrow with fibrous scar tissue, is a central pathological feature of myelofibrosis. In MANIFEST-2, fibrosis was improved by at least one grade in a greater proportion of patients receiving pelabresib and ruxolitinib (38.5% vs. 24.2% with placebo plus ruxolitinib) and worsened by at least one grade in a smaller proportion of patients receiving pelabresib and ruxolitinib (16.3% vs. 28.3% with placebo plus ruxolitinib) at 24 weeks. Bone marrow fibrosis is graded on a scale from 0 (normal) to 3 (most severe) based on fiber density; studies suggest a correlation between the grade of bone marrow fibrosis and patient prognosis.
•Biomarker Analysis Suggests Disease Modification
In a biomarker analysis, average plasma levels of inflammatory cytokines (IL-8, IL-6, TNF-α, and other NF-κB-regulated cytokines) were reduced in patients receiving pelabresib and ruxolitinib compared with placebo plus ruxolitinib at 24 weeks. Increased cytokine levels are associated with all four disease hallmarks; increased IL-8 levels are also associated with worse survival outcomes. These biomolecular improvements suggest early evidence of a disease-modifying effect.
•Safety Profile
Overall, grade ≥3 treatment-emergent adverse events (TEAEs) were reported less frequently with pelabresib and ruxolitinib than with placebo plus ruxolitinib (49.1% vs. 57.5%, respectively). In the pelabresib and ruxolitinib arm, the most common

(≥10%) hematologic TEAEs were anemia (43.9%; grade ≥3: 23.1%), thrombocytopenia (32.1%; grade ≥3: 9.0%), and platelet count decrease (20.8%; grade ≥3: 4.2%). In the placebo plus ruxolitinib arm, the most common hematologic TEAEs were anemia (55.6%; grade ≥3: 36.4%), thrombocytopenia (23.4%; grade ≥3: 5.6%), and platelet count decrease (15.9%; grade ≥3: 0.9%). The most common (≥10%) non-hematologic TEAEs in the pelabresib and ruxolitinib arm were diarrhea (23.1%; grade ≥3: 0.5%), dysgeusia (18.4%; grade ≥3: 0.5%), constipation (18.4%; grade ≥3: 0%), nausea (14.2%; grade ≥3: 0.5%), cough (12.7%; grade ≥3: 0), asthenia (11.8%; grade ≥3: 0.5%), fatigue (11.8%; grade ≥3: 0.5%), dizziness (11.3%; grade ≥3: 0%), headache (11.3%; grade ≥3: 0.5%), and COVID-19 (11.3%; grade ≥3: 0%). The most common non-hematologic TEAEs in the placebo plus ruxolitinib arm were constipation (24.3%; grade ≥3: 0%), diarrhea (18.7%; grade ≥3: 1.4%), fatigue (16.8%; grade ≥3: 0.9%), COVID-19 (15.9%; grade ≥3: 1.9%), nausea (15.0%; grade ≥3: 0%), asthenia (13.6%; grade ≥3: 0%), dyspnea (13.1%; grade ≥3: 0.9%), cough (11.2%; grade ≥3: 0%), and headache (10.7%; grade ≥3: 0%). Discontinuation rates due to adverse events were 10.7% with pelabresib and ruxolitinib and 6.5% with placebo plus ruxolitinib. The safety profile of the pelabresib and ruxolitinib combination therapy was in line with assessments from previous clinical studies.
•Planned Regulatory Next Steps
MorphoSys will continue conversations with regulatory agencies, with intention to submit a New Drug Application (NDA) for pelabresib in combination with ruxolitinib in myelofibrosis to the FDA and a Marketing Authorization Application (MAA) to the European Medicines Agency in the middle of 2024. The combination therapy received Fast Track designation for this disease from the FDA in 2018.
Tafasitamab
Overview
Tafasitamab (formerly known as MOR208, XmAb5574) is a humanized Fc-modified CD19-targeting immunotherapy. CD19 is selectively expressed on the surface of B-cells, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth. CD19 is a validated target structure for the treatment of B-cell malignancies.
Tafasitamab was being developed pursuant to a collaboration and license agreement that we entered into in June 2010 with Xencor. For more information on this agreement, refer to Collaboration and License Agreements—Collaboration and License Agreement with Xencor.
In addition, at the beginning of 2020, we signed a global collaboration and license agreement to further develop and commercialize tafasitamab granting Incyte U.S. co-commercialization and ex-U.S. commercialization rights for tafasitamab. Under the terms of the agreement, we and Incyte were responsible for the further clinical development of tafasitamab. Tafasitamab was co-marketed by Incyte and MorphoSys in the United States under the trade name Monjuvi® and by Incyte in Europe, Canada, and other jurisdictions under the trade name Minjuvi®. For more information on this agreement, refer to Collaboration and License Agreements—Collaboration and License Agreement with Incyte.
In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset. As part of the sale and transfer of tafasitamab to Incyte, Incyte also assumed the Collaboration and License Agreement with Xencor.
Tafasitamab is currently being investigated for the treatment of various B-cell malignancies, namely first-line DLBCL, relapsed/refractory follicular lymphoma (r/r FL), and relapsed/refractory marginal zone lymphoma (r/r MZL).
Development of Tafasitamab up to the Regulatory Approvals of Monjuvi® and Minjuvi® and Further Regulatory Progress
On July 31, 2020, the U.S. FDA granted accelerated approval to Monjuvi® in combination with lenalidomide for the treatment of adult patients with r/r DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT).
On August 26, 2021, we and Incyte announced that the European Commission had granted conditional marketing authorization for Minjuvi® (tafasitamab) in combination with lenalidomide, followed by Minjuvi® monotherapy, for the treatment of adult patients with r/r DLBCL who are not eligible for ASCT. The approval was based on data from the L-MIND study, supported by RE-MIND.
On August 24, 2021, we announced that Health Canada had granted conditional marketing authorization to Incyte for Minjuvi® in combination with lenalidomide for the treatment of adults with r/r DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, who are not eligible for ASCT.
On March 22, 2022, we and Incyte announced that the Swiss agency for therapeutic products (Swissmedic) had granted temporary approval for Minjuvi® (tafasitamab) in combination with lenalidomide, followed by Minjuvi® monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), after at least one prior line of systemic therapy including an anti-CD20 antibody, who are not eligible for autologous stem cell transplant (ASCT). Incyte holds exclusive commercialization rights for Minjuvi® in Switzerland.
In 2023 Minjuvi® (tafasitamab) in combination with lenalidomide has been approved in other jurisdictions including Australia and Brazil.
In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset.
Ongoing Clinical Combination Trials with Tafasitamab
The clinical development of tafasitamab is focused on non-Hodgkin’s lymphoma (NHL). Treatment options for patients with r/r DLBCL who are not candidates for HDC and ASCT were limited prior to the U.S. approval of tafasitamab.
The clinical studies frontMIND and firstMIND may support the potential use of tafasitamab in the first-line treatment of DLBCL. Tafasitamab is also being examined with inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) Grade 1 to 3a or r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL).
More details on each study are given below:
frontMIND: In addition to clinical development in r/r DLBCL, on May 11, 2021 we announced that the first patient had been dosed in frontMIND, a pivotal Phase 3 trial of tafasitamab in first-line DLBCL: frontMIND is evaluating tafasitamab and lenalidomide in combination with R-CHOP compared to R-CHOP alone as first-line treatment for high-intermediate and high-risk patients with untreated DLBCL. On April 4, 2023, MorphoSys announced that the enrollment of the frontMIND study with 899 patients was completed. The topline data from this study are expected in the second half of 2025.
firstMIND: The study included patients with newly diagnosed DLBCL and paved the way for the frontMIND study. On December 10, 2022, we presented updated results from the firstMIND trial at ASH 2022. The final analysis from this Phase 1b trial showed no new safety signals and provided additional information on progression-free and overall survival at 24 months for patients with newly diagnosed diffuse large B-cell lymphoma treated with tafasitamab plus lenalidomide and R-CHOP. The Phase 1b study firstMIND is an open-label, randomized safety study combining tafasitamab or tafasitamab plus lenalidomide with standard R-CHOP for patients with newly diagnosed DLBCL. Additional analyses highlighted the prognostic potential of sensitive circulating tumor (ct) DNA minimal residual disease (MRD) assays in patients with DLBCL after first-line therapy.
Additionally, Incyte is responsible for conducting inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) Grade 1-3a or r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL). On August 1, 2023, Incyte announced that the inMIND study is fully enrolled. The inMIND study evaluates whether tafasitamab and lenalidomide as an add-on to rituximab provides improved clinical benefit compared with lenalidomide alone as an add-on to rituximab in patients with r/r FL or r/r MZL. The primary endpoint of the study is PFS in the FL population, and the key secondary endpoints are PFS and OS in the overall population as well as PET-CR at the end of treatment in the FL population. Topline data are expected in the second half of 2024.
L-MIND: In April 2023, we and Incyte presented at the American Association for Cancer Research (AACR) Annual Meeting 2023 final five-year follow-up data from the Phase 2 L-MIND study showing that Monjuvi® (tafasitamab-cxix) plus lenalidomide followed by Monjuvi® monotherapy provided prolonged, durable responses in adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL).
At the data cut-off (Nov. 14, 2022) for the full analysis set (80 patients), the best overall response rate (ORR) was 57.5% (95% CI = 45.9, 68.5; n = 80), and a complete response (CR) was observed in 41.3% of patients (95% CI = 30.4, 52.8; n = 33). A partial response (PR) was observed in 16.3% of patients (95% CI = 8.9, 26.2; n = 13). Additional results included:
• Median duration of response was not reached after a median follow-up of 44.0 months (95% CI = 29.9, 57.0).
• The median overall survival was 33.5 months (95% CI = 18.3, NR) and median progression-free survival was 11.6 months (95% CI = 5.7, 45.7).
• Of the 21 patients with >60 months of follow-up, 14 had received one prior line of therapy (pLoT), and seven patients had received ≥2 pLoTs.
• Patients with one pLoT (n = 40) had a higher ORR of 67.5% (CR = 52.5% and PR = 15%) compared to 47.5% of patients with two or more pLoTs (n = 40; CR = 30% and PR = 17.5%).
No new safety signals were identified. The majority of adverse events (AEs) were grade 1 or grade 2 during both combination and monotherapy treatment. Patients experienced a lower frequency of all-grade and grade 3 or higher adverse events during monotherapy. The most common adverse events with combination therapy were neutropenia (incidence per person per year, all-

grade/grade ≥3: 3.79/2.09) and thrombocytopenia (1.52/0.52), which declined after patients switched to monotherapy (all-grade/grade ≥3: 1.09/0.70 and 0.17/0.06, respectively, in the first two years of monotherapy). Neutropenia and diarrhea were the most common adverse events in the first two years of monotherapy. Monjuvi®, in combination with lenalidomide, was granted accelerated approval based on the one-year primary analysis of the L-MIND study. The data for the five-year analysis of the L-MIND study have not yet been submitted to, or reviewed by, the FDA.
During the American Society of Clinical Oncology (ASCO) Annual Meeting from June 2 to 6, 2023, the European Hematology Association (EHA) Hybrid Congress from June 8 to 11, 2023, the International Conference on Malignant Lymphoma (ICML) from June 13 to 17, 2023, and the Hybrid Annual Meeting of the Society of Hematologic Oncology (SOHO) from September 6 to 9, 2023, MorphoSys presented posters and e-publications of both the five-year L-MIND data overall and a new subgroup analysis. The new data showed that overall response rate was comparable across subgroups, numerically favoring patients with positive prognostic factors. Additionally, duration of response, progression-free survival, and overall survival highlighted long-term clinical efficacy across all subgroups.
B-MIND: The Phase 2/3 study B-MIND is evaluating the safety and efficacy of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for HDC and ASCT. The study was fully recruited as of June 2021. The regulatory significance of the B-MIND study has decreased as only long-term safety data for B-MIND are required by the EMA as an obligation for the conditional marketing authorization. As such, all final analyses of primary and secondary endpoints will be performed in mid-2024.
In May 2022, Xencor announced the start of a Phase 2 combination study of the CD3xCD20 bispecific antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. Plamotamab is a tumor-targeted bispecific antibody that contains both a CD20 binding domain and a cytotoxic T-cell binding domain (CD3). In January 2023, Xencor announced that the company is winding down and ending enrollment in the Phase 2 study due to challenges with patient accrual in lymphoma. The study was terminated in February 2023. The early termination of this study was not based on clinical grounds, i.e., no safety concerns or lack of efficacy were observed.
In June 2022, MorphoSys, Incyte, and Pfizer announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s maplirpacept (TTI-622), a novel SIRPα-Fc fusion protein, and tafasitamab plus lenalidomide in patients with relapsed or refractory DLBCL who are not eligible for ASCT. Under the terms of the agreement, Pfizer initiated a multicenter, international Phase 1b/2 study of maplirpacept (TTI-622) with tafasitamab and lenalidomide. MorphoSys and Incyte provide tafasitamab for the study. The study is sponsored and funded by Pfizer and is conducted in North America, Europe, and Asia-Pacific.
In mid-2022, a first patient was treated in the MINDway study, a Phase 1b/2 study evaluating the safety of a modified tafasitamab IV dosing regimen in combination with lenalidomide in adult patients with r/r DLBCL in the same population as L-MIND to enable less frequent dosing in patients with r/r DLBCL.
In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset.
Tulmimetostat
Overview
Tulmimetostat (formerly known as CPI-0209; also acquired as part of the Constellation acquisition) is an investigational small-molecule, next-generation dual EZH2 and EZH1 inhibitor with an epigenetic mechanism of action that has been designed to achieve comprehensive target coverage through increased on-target residence time. Data from in-vitro preclinical models of multiple cancer types suggested that tulmimetostat may bind to EZH2 more durably and with higher affinity than first-generation EZH2 inhibitors. Tulmimetostat designed to have minimal auto-induction of metabolism, which has been an issue with other EZH2 inhibitors. A Phase 1/2 clinical trial of tulmimetostat is currently ongoing, with patients enrolling. The trial evaluates tulmimetostat as a monotherapy in patients with advanced solid tumors or lymphomas. The preliminary results of Phase 2 results were presented at ASCO 2023 and at the International Gynecologic Cancer Society (IGCS) Meeting in November 2023.
Tulmimetostat - Potential Mechanism of Action
EZH2 as a drug target has a broad therapeutic potential in cancers with EZH2 gain of function mutations or overexpression. EZH2 genomic aberrations and overexpression are frequently associated with late-stage cancer and poor prognosis for a wide variety of cancers. Furthermore, EZH2 also synergizes with other cancer-promoting pathways, such as androgen receptor signaling and immune signaling. Therefore, EZH2 inhibition may have the potential to enhance the effectiveness of existing cancer therapies.

EZH2 acts as an epigenetic writer and regulates gene expression through methylation of histones or other proteins. While this effect of EZH2 on gene expression is a normal part of cellular development, some cancers depend on an altered pattern of gene expression and re-direct EZH2 to certain genes causing them to become abnormally repressed. Cancer cells with these aberrant gene expression programs may be more resistant to anti-cancer therapies. As a next generation EZH2 inhibitor, tulmimetostat also inhibits EZH1 that could partly compensate EZH2 inhibition as it has some overlapping activities with EZH2.
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
Development of Tulmimetostat
Active Clinical Trial
Phase 1/2 Trial in Solid Tumors
Patient enrollment in a Phase 1/2 clinical trial of  tulmimetostat is ongoing. This Phase 1/2, open-label, multi-center, first-in-human study is designed to evaluate the safety and tolerability and preliminary clinical activity in patients with advanced solid tumors or lymphomas. The Phase 1 evaluated the dose escalation period in patients with advanced tumors and aimed to determine maximum tolerated dose (MTD) and/or recommended Phase 2 dose (RP2D) as a monotherapy in patients with advanced tumors or lymphomas. Patients are currently enrolled in the Phase 2 expansion cohorts in selected tumor indications: urothelial or other advanced/metastatic solid tumors (ARID1A mutated), ovarian clear-cell carcinoma (ARID1A mutated), endometrial carcinoma (ARID1A mutated), lymphoma, mesothelioma (BAP1 loss mutation), and metastatic castration-resistant prostate cancer.
Updated safety and efficacy data from the ongoing Phase 2 study of tulmimetostat monotherapy in multiple advanced malignancies were presented during the ASCO Annual Meeting in June 2023. The data demonstrated disease stabilization or better across all solid tumor cohorts studied, including those with heavily pre-treated patients: urothelial cancer or ARID1A-mutated advanced solid tumors, ARID1A-mutated ovarian clear-cell carcinoma and endometrial carcinoma, BAP1-mutated mesothelioma and, metastatic castration resistant prostate cancer. In addition, complete and partial responses were observed in the lymphoma cohort. Safety findings from the trial were consistent with the mechanism of EZH2 inhibition. At data cut-off (February 14, 2023), 81 patients enrolled in the Phase 2 expansion phase of the trial had received at least one dose of tulmimetostat in the cohorts listed above and 75 patients also had at least one post-baseline response assessment or discontinued the treatment prior to their first post-baseline assessment for any reason and hence included in the efficacy evaluable set. At trial entry, 86% of patients had been treated with at least two prior lines of therapy. Objective response was observed in patients with ovarian clear-cell carcinoma, endometrial cancer, mesothelioma, and peripheral T-cell lymphoma (PTCL). Of ten evaluable patients with urothelial cancer or ARID1A-mutated advanced solid tumors, one had a partial response as the best response and three had disease stabilization. Of the 14 evaluable patients with ovarian clear-cell carcinoma, four had a partial response as the best response and four had stable disease. Of the eight evaluable patients with endometrial carcinoma, three had partial responses as the best response and one had stable disease. Two of the eight evaluable patients with peripheral T-cell lymphoma had complete responses and one had a partial response. For the 21 evaluable patients with mesothelioma, there were three had partial responses as the best response and ten disease stabilizations. Of the ten evaluable patients with metastatic castration-resistant prostate cancer, six had stable disease. In the safety analysis set, 80 patients (98.8%) had at least one treatment-emergent AE (TEAE). The most frequent treatment-emergent adverse events (TEAEs) determined to be possibly related to tulmimetostat included thrombocytopenia (50.6%), diarrhea (45.7%), anemia (35.8%), nausea (33.3%), fatigue (32.1%), alopecia (27.2%), dysgeusia (24.7%), vomiting (22.2%), neutropenia (16.0%), decreased appetite (14.8%), and decreased weight (12.3%). TEAEs led to dose reductions in 31 patients (38.3%) and to dose interruptions in 57 patients (70.4%). Fourteen patients (17.3%) discontinued treatment due to AEs.

In September 2023, the FDA granted Fast Track designation for tulmimetostat, for the treatment of patients with advanced, recurrent, or metastatic endometrial cancer harboring AT-rich interacting domain-containing protein 1A (ARID1A) mutations and who have progressed on at least one prior line of treatment. The FDA grants Fast Track designation to facilitate the development and expedite the review of medicines intended to treat serious conditions and potentially address an unmet medical need, with the goal of getting these important, new therapies to patients earlier.
During the IGCS (International Gynecologic Cancer Society) 2023 Annual Global Meeting held in Seoul, South Korea, in November 2023, MorphoSys showcased in a featured poster abstract session, updated preliminary Phase 2 clinical data and first biomarker findings in a subset of patients with ARID1A-mutated ovarian clear-cell or endometrial carcinomas. At cutoff date (July 16, 2023), of the 89 patients enrolled in the Phase 2 study, efficacy data from 14 evaluable patients with ovarian clear-cell carcinoma and 11 evaluable patients with endometrial carcinoma were presented; >50% of each cohort have received ≥3 prior treatment lines. Of the 14 evaluable patients with ovarian clear-cell carcinoma, the best confirmed response was a partial response in one patient and stable disease in seven patients and of the 11 evaluable patients with endometrial carcinoma, four patients had a best confirmed response of PR and two patients had stable disease. The manageable safety profile across all 6 tumor cohorts (n = 89) was consistent with known class effects; Thrombocytopenia (in 50.6% patients) was the most frequent hematologic TEAE considered at least possibly related to tulmimetostat and diarrhea (in 51.7%) was the most frequent non-hematologic TEAE considered at least possibly related to tulmimetostat. Next generation sequencing did not reveal a specific hotspot for ARID1Amut locations impacting clinical outcome in patients with ovarian clear-cell or endometrial carcinoma. These efficacy, safety and biomarker data support further investigation of this dual inhibitor.
Clinical Development by Partners
The most advanced programs being developed by partners are outlined below.
Ianalumab
Ianalumab (VAY736) is a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade that is being investigated by Novartis in multiple indications within the immunology and hematology field. Ianalumab is currently in Phase 3 clinical development in lupus nephritis (LN), Sjögren’s disease, systemic lupus erythematosus (SLE), immune thrombocytopenia (1L and 2L ITP), and warm autoimmune hemolytic anemia (wAIHA). Ianalumab is also in Phase 2 clinical development in autoimmune hepatitis (AIH). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
Abelacimab
Abelacimab (MAA868) is an antibody directed against Factor XI that is being investigated by Anthos Therapeutics in two complementary Phase 3 clinical studies in cancer-associated thrombosis (CAT) for the prevention of venous thromboembolism (VTE) and in one Phase 3 study in high-risk patients with atrial fibrillation (AF). The FDA granted Fast Track designation to abelacimab for both indications under study. In September 2023, Anthos Therapeutics announced that the AZALEA-TIMI 71 Phase 2 study in atrial fibrillation at moderate-to-high risk of stroke has been stopped early due to an overwhelming benefit (reduction in bleeding compared to standard-of-care direct oral anticoagulant. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
Setrusumab
Setrusumab (BPS804/UX143) is a fully human monoclonal antibody inhibiting sclerostin that is currently being investigated by Ultragenyx and Mereo BioPharma in the Phase 3 portion of the pivotal Phase 2/3 clinical study and a Phase 3 study for the treatment of osteogenesis imperfecta. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
Bimagrumab
Bimagrumab is a fully human monoclonal antibody against activin type II receptors that is currently in clinical development. Lilly is investigating bimagrumab in a global Phase 2b study in patients with obesity and announced completion of enrollment in June 2023. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
Felzartamab
Felzartamab is a therapeutic human monoclonal antibody directed against CD38. Human Immunology Biosciences, Inc. (HI-Bio) obtained exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. HI-Bio is evaluating felzartamab for patients with two renal autoimmune diseases, anti-PLA2R antibody-positive membranous nephropathy (M-PLACE and New-PLACE trials), and immunoglobulin A nephropathy (IGNAZ trial).

On May 25, 2023, HI-Bio announced that the FDA has granted orphan drug designation (ODD) for felzartamab in development for the treatment of membranous nephropathy (MN). On October 31, 2023, HI-Bio announced that the FDA has granted Breakthrough Therapy designation for felzartamab in primary membranous nephropathy (PMN). The FDA selectively grants Breakthrough Therapy designation to expedite the development and review of drugs that are intended to treat a serious or life-threatening condition and preliminary clinical evidence indicates the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). HI-Bio initiated an open label Phase 1b study in patients with lupus nephritis (LN) end of 2023. In addition, felzartamab is also under investigation in a randomized, controlled, double-blind pilot Phase 2 trial for chronic Antibody Mediated Transplant Rejection (AMR), this is an investigator initiated trial (IIT).
I-Mab Biopharma holds the exclusive regional rights to develop and commercialize felzartamab in Greater China and is studying felzartamab in relapsed/refractory multiple myeloma. MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of felzartamab.
MOR210/TJ210/HIB210
MOR210/TJ210/HIB210 is a human antibody directed against C5aR1, the receptor of the complement factor C5a. HI-Bio obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. In July 2023, HI-Bio announced that the first participants have been dosed in a Phase 1 healthy volunteer study of HIB210.
I-Mab Biopharma holds the exclusive rights for MOR210 in Greater China and South Korea and is currently investigating MOR210 for autoimmune diseases after Phase 1 trial in solid tumors completion. MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of MOR210/TJ210/HIB210.
Other Programs (Selection)
In addition to the partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development, amongst others CMK389/NOV-8.
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
Under the terms of the agreement, Xencor initiated and sponsored a Phase 1 clinical trial for tafasitamab in patients with CLL which was completed in January 2013. Following the completion of such clinical trial, we were responsible for all additional clinical development and commercialization of tafasitamab until the sale and transfer of the asset to Incyte in February 2024.

Xencor already received an upfront payment of US$ 13.0 million (approximately € 10.5 million) and received US$ 65.5 million (approximately € 53.8 million) for development milestones under the Xencor Collaboration Agreement and was entitled to receive up to an additional US$ 236.5 million in aggregated milestone payments upon the achievement of certain development events including US$ 50 million in the aggregate with respect to sales of licensed antibody products. Furthermore, Xencor was also eligible to receive tiered royalty payments of tafasitamab in the mid single-digit to sub-teen double-digit percentage range based upon net sales of licensed antibody sold by us or our licensees.
Under the Xencor Collaboration Agreement, Xencor retained the rights to prosecute, maintain and enforce certain patents licensed to us, including those patents licensed to us that were already filed as of the effective date of the Xencor Collaboration Agreement and whose claims cover tafasitamab and certain other antibodies. We retained the right to prosecute, maintain and enforce patents that cover tafasitamab and no other antibody. Furthermore, Xencor retained the rights to prosecute, maintain and enforce certain patents directed to inventions developed under the Xencor Collaboration Agreement that were solely invented by or on behalf of Xencor.
In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset. As part of the sale and transfer of tafasitamab to Incyte, Incyte also assumed the Collaboration and License Agreement with Xencor.
Collaboration and license agreement with Incyte
On January 13, 2020, we entered into a collaboration and licensing agreement with Incyte to further develop and commercialize our proprietary anti-CD19 antibody tafasitamab globally. Under the terms of the agreement, MorphoSys received an upfront payment of US$ 750 million. In addition, Incyte made an equity investment into MorphoSys of US$ 150 million in new American Depositary Shares (ADS) of MorphoSys at a premium to the share price at signing of the agreement. Depending on the achievement of certain developmental, regulatory and commercial milestones, MorphoSys is eligible to receive milestone payments amounting up to US$ 1.1 billion. MorphoSys also receives tiered royalties on ex-U.S. net sales of tafasitamab in a mid-teens to mid-twenties percentage range.
In the U.S., MorphoSys and Incyte co-commercialized Monjuvi®, with MorphoSys leading the commercialization strategy and booking all revenues from sales of tafasitamab. Incyte and MorphoSys were jointly responsible for commercialization activities in the U.S. and share profits and losses on a 50:50 basis. Outside the U.S., Incyte had exclusive commercialization rights, and lead the commercialization strategy and booked all revenues from sales of tafasitamab, paying MorphoSys royalties on ex-U.S. net sales.
Furthermore, the companies shared development costs associated with global and U.S.-specific trials at a rate of 55% (Incyte) and 45% (MorphoSys); Incyte covers 100% of the development costs for trials that are specific to ex-U.S.countries.
The agreement between MorphoSys and Incyte, including the equity investment, received clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act as well as by the German and Austrian antitrust authorities on or before March 2, 2020, and became effective on March 3, 2020.
In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset.
Equity participation agreement and license agreement with HI-Bio
In June 2022, MorphoSys entered into an equity participation agreement and license agreements with HI-Bio. Under the terms of the agreements, HI-Bio obtained exclusive rights to develop and commercialize felzartamab and MOR210 across all indications worldwide, with the exception of Greater China for felzartamab and Greater China and South Korea for MOR210. As part of the agreements, MorphoSys received a 15% equity stake in HI-Bio, along with certain equity earn-in provisions to mitigate dilution in further financing rounds and standard investment rights. MorphoSys is represented as a member of HI-Bio’s Board of Directors. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive payments from HI-Bio of up to US$ 1 billion across both programs, in addition to tiered, single- to low double-digit royalties on net sales of felzartamab and MOR210 and will be compensated for ongoing program expenses. HI-Bio will assume full responsibility for future development and commercialization expenses. As of December 31, 2023, the equity stake in HI-Bio amounted to 12.1%, due to dilutive capital raises conducted in financial year 2023 and a partial sale of shares to a third party.
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
At the end of the financial year 2023, we maintained over 110 different proprietary patent families worldwide in addition to the numerous patent families we pursue with our partners.
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

Respective patent term extension (PTE) in the U.S., and supplementary protection certificates (SPC) in Europe have been filed in response to respective approvals.
Other patent families were filed and are prosecuted in Australia, Brazil, Canada, China, the European Union, Israel, India, Japan, Mexico, New Zealand, Qatar, Russia, Singapore, South Africa, South Korea, the United States as well as in other additional countries.
As a consequence of the sale and transfer of tafasitamab to Incyte in February 2024, all patents related to tafasitamab have been transferred to Incyte.
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
Tulmimetostat
The main patents for tulmimetostat have a term until 2039. Here, too, a possible extension through supplementary protection certificates or term extensions is not included.
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
Trademarks and Domain Names
We conduct our business using trademarks with various forms of the “MorphoSys” brand and numerous additional trademarks, as well as domain names incorporating some or all of these trademarks. Key trademarks are protected in all major jurisdictions, including the United States, the European Union, Switzerland, Canada, Australia and Japan. Additionally we have protected the brand names of tafasitamab, Monjuvi® and Minjuvi® in all key jurisdictions worldwide. Such protection includes the filing of trademarks, as well as the registration of domain names. As a consequence of the sale and transfer of tafasitamab to Incyte in February 2024, all trademarks and domain names related to tafasitamab have been transferred to Incyte.
Manufacturing
We have adopted a manufacturing strategy of contracting with third-parties in accordance with cGMP for the manufacture of drug substances and products as well as active pharmaceutical ingredients, or API. Additional contract manufacturers are used to fill, label, package, and distribute investigational drug products and commercial product as well as tableting APIs. This allows us to maintain a more flexible infrastructure while focusing our expertise on developing our products. We will ultimately depend on contract manufacturers, or CMOs, for the manufacture of our products for commercial sale, as well as for clinical development and technical process development. CMOs are subject to extensive governmental regulation.
We have selected industry-leading partners for warehousing, distribution and logistics in the U.S.
U.S. Commercial Operations
MorphoSys’ commercial activities were focused on Monjuvi® in the United States; the Company was co-commercializing this product with Incyte.
On July 31, 2020, Monjuvi® (tafasitamab-cxix) in combination with lenalidomide was approved under accelerated approval by the U.S. FDA for the treatment of adult patients with relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This was the first U.S. FDA approval of a second-line treatment for adult patients with r/r DLBCL in the U.S. Monjuvi® is accessible to patients in both community care and academic settings as an in-office outpatient targeted immunotherapy given as intravenous infusion that does not require hospitalization or heavy monitoring. Upon approval, MorphoSys and Incyte launched “My Mission Support,” a robust patient support program offering financial assistance, ongoing education, and other resources to eligible patients who are prescribed Monjuvi® in the U.S. The program was launched to support patients throughout their treatment journeys and to help lower patient access barriers.
Monjuvi® has been included in the National Comprehensive Cancer Network® Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas since August 2020. The NCCN Guidelines were updated in the United States in March 2022 to include Monjuvi® in combination with lenalidomide as a preferred treatment option in the second-line setting (Category 2A designation). Inclusion in these guidelines increases awareness of a product within the oncology community and also drives certain formulary decisions. As of April 1, 2021, Monjuvi® was granted a J-code, further simplifying reimbursement for some treatment centers.
MorphoSys and Incyte saw a high penetration in the community setting; more than 70% of ordering sites have been in the community setting, with the balance coming from the academic setting. Since launch, the Company, along with its partner Incyte, has in aggregate received orders from more than 1,700 treatment sites. During the fourth quarter of 2023, more than 600 accounts ordered with approximately 90% of those accounts representing repeat orders. While we also saw positive trends year-over-year and sequentially, we saw intensifying competition, including recent approvals of new treatment options in second and later-line settings for relapsed or refractory diffuse large B-cell lymphoma.
In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset.
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

Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies also compete with us in recruiting and retaining top qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs or in in-licensing or acquiring promising technologies or compounds.
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
•performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance with applicable regulations, including with good clinical practices, or GCP, regulations;
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
•satisfactory completion of one or more U.S. FDA inspections of the sponsor to demonstrate oversight of all relevant GxP activties outsourced to sites, CROs and CMOs.
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
As a result, submission of the IND may result in the U.S. FDA not allowing the trial to commence or not be conducted on the terms originally specified by the sponsor in the IND. If the U.S. FDA raises concerns or questions either during this initial 30-day period, or at any time during the IND process, it may choose to impose a partial or complete clinical hold. If the U.S. FDA imposes a clinical hold, trials may not recommence without U.S. FDA authorization and then only under terms authorized by the U.S. FDA. A clinical hold issued by the U.S. FDA may therefore delay either the commencement of a proposed clinical study or cause suspension of an ongoing study, until all outstanding concerns have been adequately addressed and the U.S. FDA has notified the company that investigation may proceed. This could cause significant difficulties in completing planned clinical trials in a timely manner.
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
Phase 1 clinical trials (or Phase 1) are initially conducted in a very limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or, on occasion, in patients, such as in the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers.
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
In some cases, the U.S. FDA may approve a BLA or NDA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Monjuvi® has been approved under accelerated approval by the U.S. FDA. Continued approval may be contingent upon verification and description of clinical benefit in a confirmatory trial. Such post-approval trials are typically referred to as Phase 4 clinical trials (or Phase 4). These studies may be used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs or biologics approved under accelerated approval regulations. If the U.S. FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement or to request a change in the product labeling. Failure to exhibit due diligence with regard to conducting required Phase 4 clinical trials could result in withdrawal of approval for products.
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
Compliance with cGMP Requirements
Before approving a BLA or NDA, the U.S. FDA typically will inspect the facility or facilities where the product is manufactured. The U.S. FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For example, for pharmaceutical products, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final pharmaceutical product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the pharmaceutical product does not undergo unacceptable deterioration over its shelf life.
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
Establishments are subject to periodic announced and unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Manufacturers may have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the U.S. FDA or having non-compliance with applicable regulations may lead to a product being deemed to be adulterated.
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

C.Organizational Structure
As of December 31, 2023, we had three subsidiaries. The following table sets out the country of incorporation and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries) for each subsidiary.

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
D.Property, Plants and Equipment
Our headquarters are in the suburbs of Munich, Germany, where we occupy office and laboratory space under a ten-year fixed term lease that started on January 1, 2017. In July 2018, we established a wholly owned subsidiary, MorphoSys US Inc., to commercialize Monjuvi® in the United States. MorphoSys US Inc. occupies office space in Boston, Massachusetts, USA, under a seven-year fixed term lease, which is also used by Constellation. In July 2021, we acquired a wholly owned subsidiary via a cash tender offer followed by an upstream merger, Constellation. Constellation occupied office space in Cambridge, Massachusetts, USA, for which the lease agreement was terminated and expired in February 2022.
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
MorphoSys has transformed from a research and technology platform focused business into a commercial biopharmaceutical company. As our business model has changed, we will adapt our guidance parameters. In 2023, Monjuvi® U.S. net product sales, the gross margin of Monjuvi® U.S. net product sales, research and development expenses, as well as total combined expenses for selling and general and administrative matters were used as key financial performance indicators, since these indicators were the most significant for steering MorphoSys Group. Monjuvi® U.S. net product sales and related gross margin enabled management and investors to track operational sales-related performance of our co-commercialized product. At the same time the expense split provides visibility to management and investors on commercialization and development efforts. These indicators are routinely analyzed and evaluated. The gross margin of Monjuvi® U.S. net product sales was defined as cost of sales for Monjuvi® U.S. product sales divided by Monjuvi® U.S. net product sales. Going forward, the Management Board has decided to provide guidance on research and development expenses for selling and general and administrative matters since these indicators still provide visibility to the Company’s stakeholders with regards to future commercialization efforts for pelabresib and development efforts.
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
A.Operating Results
Revenues
Revenues in the reporting year decreased by 14% or € 40.0 million to € 238.3 million (2022: € 278.3 million). This decrease resulted first and foremost from prior year revenues stemming from the execution of out-licensing agreements with HI-Bio and Novartis. Group revenues included revenues of € 85.0 million (US$ 92.0 million) (2022: € 84.9 million (US$ 89.4 million)) from the recognition of Monjuvi® U.S. net product sales.
Success-based payments including royalties accounted for 50% or € 119.2 million (2022: 37% or € 103.1 million) of total revenues. On a regional basis, MorphoSys generated 89% or € 211.5 million of its commercial revenues from product sales and with biopharmaceutical companies in the U.S. and 11% or € 26.8 million from customers primarily located in Europe (excluding Germany) and Asia. In the same period last year, these percentages were 89% (€ 248.9 million) and 11% (€ 29.3 million), respectively. 78% of the Group's revenues were generated with customers Janssen, McKesson and Incyte (2022: 62% with Janssen, HI-Bio and McKesson).
In 2022, revenues increased by 55% or € 98.7 million to € 278.3 million (2021: € 179.6 million). This increase resulted mainly from higher revenues from licenses due to the out-licensing agreements with HI-Bio and Novartis. Group revenues included revenues of € 84.9 million (US$ 89.4 million) (2021: € 66.9 million (US$ 79.1 million)) from the recognition of Monjuvi® U.S. net product sales.
Success-based payments including royalties accounted for 37% or € 103.1 million (2021: 48% or € 85.5 million) of total revenues. On a regional basis, MorphoSys generated 89% or € 248.9 million of its commercial revenues from product sales and with biopharmaceutical companies in North America and 11% or € 29.3 million from customers primarily located in Europe and Asia. In 2021, these percentages were 87% (€ 156.3 million) and 13% (€ 23.3 million), respectively. 62% of the Group's revenues were generated with customers Janssen, HI-Bio and McKesson (2021: 59% with Janssen, Incyte and GSK).
Our revenues are subject to a number of uncertainties, including the variability in Monjuvi® product sales in the US market and the limited visibility that MorphoSys has on its royalty streams.
Following the approval and launch of Monjuvi® (tafasitamab-cxix) in the U.S., Incyte received conditional approvals for tafasitamab in the EU, Canada and other jurisdictions (brand name, Minjuvi®). In 2022, the Swiss agency for therapeutic products (Swissmedic), granted temporary approval for Minjuvi® (tafasitamab). Incyte has exclusive commercialization rights to tafasitamab outside the United States and MorphoSys is entitled to royalties. Therefore, revenues related to the commercialization in other regions are dependent from the approval of authorities. In case of non-approval the expected revenues will not be realizable.
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
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

Cost of Sales
Cost of sales increased from € 48.6 million in 2022 to € 58.4 million in 2023, mainly due to impairments in the amount of € 11.9 million (2022: € 0.0 million), relating to the recognition of the inventory obsolescence reserve and scrapping of inventories. Acquisition and production costs of inventories slightly increased to € 30.7 million in 2023 (2022: € 28.8 million), mainly for Monjuvi® and Minjuvi®. In addition, amortization and other expenses for intangible assets increased from € 9.8 million in 2022 to € 10.7 million in 2023. This was offset by a decrease in personnel costs from € 9.5 million in 2022 to € 8.2 million in 2023. The gross margin of Monjuvi® U.S. net product sales amounted to 69% (2022: 73%).
Cost of sales increased from € 32.2 million in 2021 to € 48.6 million in 2022, mainly due to higher acquisition and production costs of inventories of € 28.8 million in 2022 (2021: € 12.6 million), mainly for Monjuvi® and Minjuvi®. In addition, impairment, amortization and other expenses for intangible assets increased from € 7.4 million in 2021 to € 9.8 million in 2022. This was offset by a decrease in personnel costs from € 11.6 million in 2021 to € 9.5 million in 2022. The gross margin of Monjuvi® U.S. net product sales amounted to 73% (2021: 82%).
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
Gross Profit
Gross Profit amounted to € 179.9 million in 2023 (2022: € 229.6 million). This decrease resulted mainly from lower revenues from licenses due to the out-licensing agreements with HI-Bio and Novartis signed in 2022.
In 2022 gross profit amounted to € 229.6 million (2021: € 147.4 million). This increase resulted mainly from higher revenues from licenses due to the out-licensing agreements with HI-Bio and Novartis.
Operating Expenses
In 2023, operating expenses decreased by 4%, or € 18.0 million, to € 432.4 million compared to € 450.4 million in 2022. The year-over-year decrease resulted mainly from a decrease in expenses for external services and lower expenses for consumables. The decrease was partially offset by higher personnel expenses in 2023.
Research and development expenses decreased by 5%, or € 14.2 million, to € 283.6 million in the reporting year (2022: € 297.8 million). The year-over-year decrease mainly resulted from lower expenses for external laboratory and consulting services and lower expenses for consumables and were partially compensated by higher personnel related expenses.
The combined expenses for selling and general and administration amounted to € 147.2 million in 2023 (2022: € 152.5 million). This total mainly includes personnel expenses of € 83.0 million (2022: € 81.0 million) and expenses for external services of € 47.4 million (2022: € 54.4 million).
In 2023, selling expenses amounted to € 81.4 million compared to € 92.4 million in 2022. The decrease by 12%, or € 11.0 million, was due to streamlining and focusing of selling efforts. Selling expenses also included all of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi®.
General and administrative (G&A) expenses increased by 9%, or € 5.7 million, from € 60.1 million in 2022 to € 65.8 million in 2023. The major driver for this increase were higher personnel expenses that were partly offset by lower expenses for external services.
In 2023, a goodwill impairment loss of € 1.6 million was recognized.
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

In 2022, selling expenses amounted to € 92.4 million compared to € 121.5 million in 2021. The decrease is due to streamlining and focusing of selling efforts. Selling expenses also included all of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi®.
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
Research and Development
Research and development expenses decreased by 5%, or € 14.2 million, to € 283.6 million in 2023 (2022: € 297.8 million). Expenses for external laboratory services and legal and scientific consulting services decreased from € 198.1 million in the previous year to € 170.9 million in the reporting year. This reflects our current clinical study progress as well as the prioritization activities relating to our R&D portfolio.
Personnel expenses increased from € 65.0 million in the previous year to € 80.2 million in the reporting year, mainly driven by the increase in share-based payment expenses due to the increase in share price of MorphoSys AG, which is the valuation basis for the share-based payment programs. Expenses for intangible assets increased to € 16.3 million in 2023 (2022: € 14.8 million). In 2023 the expense was impacted by an impairment loss amounting to € 8.9 million relating to the write-off of a license. In the previous year, these were influenced in particular by impairment losses of € 7.8 million in connection with an impairment of an internally generated intangible asset under development. Depreciation, amortization and other expenses for infrastructure increased from € 10.8 million in 2022 to € 11.0 million in 2023. In contrast, expenses for consumables decreased from € 3.8 million in the previous year to € 0.3 million in 2023. In addition, Other expenses decreased from € 5.4 million in 2022 to € 4.9 million in 2023.
Research and development expenses increased by 32%, or € 72.6 million, to € 297.8 million in 2022 (2021: € 225.2 million) mainly due to higher expenses for external laboratory services. Expenses for external laboratory services and legal and scientific consulting services increased from € 131.5 million in 2021 to € 198.1 million in 2022, mainly due to the recognition of research and development expenses of Constellation, whose research activities have been included in the MorphoSys consolidated financial statements since the third quarter of 2021.
Personnel expenses decreased from € 65.9 million in 2021 to € 65.0 million in 2022. Expenses for intangible assets amounted to € 14.8 million in 2022 (2021: € 7.9 million). In 2022, these were influenced in particular by impairment losses of € 7.8 million in connection with an impairment of an internally generated intangible asset under development. Depreciation, amortization and other expenses for infrastructure decreased from € 11.8 million in 2021 to € 10.8 million in 2022. Other expenses increased from € 4.1 million in 2021 to € 5.4 million in 2022. Expenses for consumables increased from € 4.1 million in 2021 to € 3.8 million in 2022.
Selling
Selling expenses decreased by 12%, or € 11.0 million, to € 81.4 million in 2023 (2022: € 92.4 million). This item mainly includes personnel expenses of € 39.8 million (2022: € 48.6 million) and expenses for external services of € 32.7 million (2022: € 35.8 million). The decrease in selling expenses is based on the ongoing measures to streamline and focus sales efforts. Selling expenses also included all expenses for services provided by Incyte as part of the joint U.S. sales activities for Monjuvi®.
Selling expenses decreased by 24%, or € 29.1 million, to € 92.4 million in 2022 (2021: € 121.5 million). This item mainly includes personnel expenses of € 48.6 million (2021: € 63.5 million) and expenses for external services of € 35.8 million (2021: € 51.3 million). The decrease in selling expenses is based on measures to streamline and focus sales efforts. Selling expenses also included all expenses for services provided by Incyte as part of the joint U.S. sales activities for Monjuvi®.
General and Administrative (G&A)
G&A expenses increased by 9%, or € 5.7 million, in 2023 and amounted to € 65.8 million (2022: € 60.1 million). The increase was mainly due to higher personnel expenses that amounted to € 43.2 million in 2023 (2022: € 32.5 million). In contrast, expenses for external services declined to € 14.6 million (2022: € 18.6 million) and depreciation, amortization and other expenses for infrastructure decreased from € 5.0 million in the previous year to € 3.7 million in 2023.
G&A expenses decreased by 23%, or € 18.1 million in 2022 and amounted to € 60.1 million (2021: € 78.3 million). The decrease was mainly due to transaction costs for the Constellation acquisition in 2021 amounting to € 19.7 million. Personnel expenses amounted to € 32.5 million in 2022 (2021: € 32.6 million). Depreciation, amortization and other expenses for infrastructure decreased from € 6.9 million in 2021 year to € 5.0 million in 2022.
Impairment of Goodwill
In the reporting year of 2023, an impairment of goodwill in the amount of € 1.6 million was recorded, which initially resulted from an acquisition in financial year 2010 (2022: € 0.0 million; 2021: € 230.7 million).
Other Income
Other income decreased by 58%, or € 7.0 million, to € 5.0 million in the reporting year (2022: € 12.0 million) and mainly resulted from lower exchange rate gains of € 3.2 million (2022 : € 11.4 million).
In 2022, other income increased by 46%, or € 3.8 million, to € 12.0 million (2021: € 8.2 million) and mainly resulted from exchange rate gains of € 11.4 million (2021: € 7.6 million).
Other Expenses
In the 2023 reporting year, other expenses decreased by 54%, or € 8.5 million, from € 15.6 million in 2022 to € 7.1 million in 2023. This decrease was mainly the result of lower exchange rate losses of € 6.3 million (2022: € 15.0 million).
In 2022, other expenses increased by more than 100%, or € 9.2 million, from € 6.4 million in 2021 to € 15.6 million in 2022. This increase was mainly the result of exchange rate losses of € 15.0 million (2021: € 5.9 million).
Finance Income
Finance income decreased by 48%, or € 198.7 million, to € 213.4 million in the reporting year (2022: € 412.1 million) and mainly resulted from items amounting to € 115.6 million (2022: € 361.4 million) in connection with the changes in plan assumptions of finanical assets and financial liabilities from collaborations. The effect is mainly resulting from changes in internal planning assumptions in the fourth quarter 2023 regarding the expected net cash flows related to financial liabilities from collaborations in the amount of € 107.8 million and from income for foreign currency valuation in the amount of € 7.7 million (refer to Note 4.19 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). In addition, finance income includes valuation income from the effect from differences between planning assumptions and actual figures from financial liabilities from future payments to Royalty Pharma in the amount of € 41.9 million (2022: € 31.2 million) (refer to Note 4.20 titled “Financial Liabilities from Future Payments to Royalty Pharma” contained in the Notes to the Consolidated Financial Statements). Also included is finance income from foreign exchange gains in the amount of € 9.8 million (2022: € 14.3 million), gains from measurement at fair value in the amount of € 7.1 million (2022: € 0.4 million) as well interest income in the amount of € 18.3 million (2022: € 4.6 million). Furthermore, € 16.4 million finance income resulted from the repurchase of own convertible bonds (2022: € 0 million) as well as from the partial sale of HI-Bio Shares of € 4.2 million (2022: € 0 million).
In 2022, Finance income increased by more than 100%, or € 315.5 million, to € 412.1 million (2021: € 96.6 million) and resulted from items amounting to € 361.4 million (2021: € 75.7 million) in connection with the changes in plan assumptions of financial assets and financial liabilities from collaborations. These items included effects from differences between planning assumptions and actual figures and the fair value measurement (refer to Note 4.19 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). In addition, finance income includes valuation income from the effect from differences between planning assumptions and actual figures from financial liabilities from future payments to Royalty Pharma in the amount of € 31.2 million (2021: € 0.0 million) (refer to Note 4.20 titled “Financial Liabilities from Future Payments to Royalty Pharma” contained in the Notes to the Consolidated Financial Statements). Also included is finance income from the investment of cash and cash equivalents and exchange rate gains from investing of funds amounting to € 19.1 million (2021: € 20.9 million). In 2022 income from financial derivatives was recognized in the amount of € 0.2 million (2021: € 0.0 million).
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
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
Finance Expenses
Finance expenses decreased by 14%, or € 23.9 million, to € 142.0 million in the reporting year (2022: € 165.9 million). This decrease was mainly due to the effects from financial liabilities from future payments to Royalty Pharma of € 107.2 million (2022: € 81.2 million) resulting from differences between planning assumptions and actual figures, foreign currency effects and the application of the effective interest method (refer to Note 4.20 “Financial Liabilities from Future Payments to Royalty Pharma” contained in the Notes to the Consolidated Financial Statements). Furthermore, finance expenses include effects from financial liabilities from collaborations and decreased in 2023 to € 8.8 million (2022: € 60.4 million), specifically from the application of the effective interest method as well as the foreign currency revaluation (refer to Note 4.19 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). In addition, this line item included finance expenses from the investment of cash and cash equivalents and exchange rate losses from financing activities of € 9.3 million (2022: € 8.5 million). Other finance expenses in the fiscal year 2023 amounted to € 16.7 million (2022: € 15.7 million), mainly relating to interest on the convertible bond issued in October 2020 in the amount of € 11.1 million (2022: € 12.5 million). Furthermore, a change in fair value of the Anti-Dilution Asset in the amount of € 4.3 million as well as € 0.9 million (2022: € 1.1 million) in interest expenses from the compounding of non-current lease liabilities were also recognized in the reporting year.
In 2022, Finance expenses decreased by 9%, or € 15.6 million, to € 165.9 million (2021: € 181.5 million). This decrease was mainly due to the effects from financial liabilities from future payments to Royalty Pharma of € 81.3 million (2021: € 94.7 million) resulting from differences between planning assumptions and actual figures, foreign currency effects and the application of the effective interest method (also refer to Note 4.20 “Financial Liabilities from Future Payments to Royalty Pharma” contained in the Notes to the Consolidated Financial Statements). Furthermore, finance expenses include effects from financial liabilities from collaborations of € 60.4 million (2021: € 59.7 million), specifically from the application of the effective interest method as well as the foreign currency revaluation (refer to Note 4.19 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). Furthermore, this line item included finance expenses from the investment of cash and cash equivalents and exchange rate losses from financing activities of 8.5 Mio. € (2021: 11.4 Mio. €). Other finance expenses amounted to € 15.7 million (2021: € 15.6 million) in 2022, mainly relating to interest on the convertible bond issued in October 2020 in the amount of € 12.5 million (2021: € 12.1 million) as well as € 1.1 million (2021: € 1.2 million) in interest expenses from the compounding of non-current lease liabilities were also recognized in 2022.
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
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
Income Tax Benefits / Expenses
The Group recorded total income tax benefit of € 1.2 million in 2023 (2022: income tax expense of € 168.6 million; 2021: income tax benefit of € 76.6 million), which consisted of current tax income of € 1.5 million, (2022: current tax expense of € 0.6 million; 2021: current tax benefit of € 1.2 million) and deferred tax expense of € 0.3 million (2022: deferred tax expense of € 168.0 million; 2021: deferred tax benefit of € 75.4 million). The effective income tax rate equaled 0.6% in the reporting year (2022: 962.2%; 2021: 13.0%). No deferred taxes were recognized in the current financial year, as the conditions for not recognizing a surplus of assets as at 31. December 2023 are still met. In 2022 the existing deferred tax assets on loss carryforwards and temporary differences of MorphoSys AG were derecognized in the amount necessary due to a high probability of a history of losses occurring as of December 31, 2023. In 2021 the difference was primarily due to the permanent difference on the impairment of goodwill as well as the effect of the non-recognition of deferred tax assets on temporary differences and current year tax losses for the U.S. tax group.
Consolidated Net Profit/Loss for the Period
In 2023, the consolidated net loss amounted to € 189.7 million (2022: consolidated net loss of € 151.1 million; 2021: consolidated net loss of € 514.5 million).
B.Liquidity and Capital Resources
Sources of Funding
We have funded our operations through cash proceeds from ongoing business operations, including upfront fees, milestone payments, license fees, royalties, and service fees from strategic partners.
Additionally, MorphoSys completed a private placement via an accelerated book building process in December 2023 raising gross proceeds of € 102.7 million. The proceeds of the transaction will be used to support the ongoing clinical development of key pipeline programs to regulatory approval and to accelerate launch preparations for pelabresib in first-line myelofibrosis.
Cash and investments are presented in the balance sheet items "Cash and Cash Equivalents" and current and non-current "Other Financial Assets."
On December 31, 2023, the Group had cash and investments of € 680.5 million, compared to € 907.2 million on December 31, 2022.
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
As of December 31, 2023, we are not subject to any operating covenants or capital requirement covenants. The Business Combination Agreement with Novartis effective February 5, 2024, includes Interim Operating Covenants (IOC) MorphoSys is obliged to adhere to.
Based on the company's recent corporate planning, which also incorporates the additionally released positive cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, MorphoSys believes that its liquidity is sufficient to finance its operational activities until early 2026, including the convertible bonds repayment. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced February 5, 2024, were not considered in this recent corporate planning.
Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide MorphoSys with the financial resources required following completion of the Novartis Takeover Offer to enable MorphoSys to pay any obligations of MorphoSys arising from the implementation of the Novartis Takeover Offer as and when due, for example, but not limited to, the obligation from the convertible bonds and the obligations arising form the long-term incentive plans.
For the unlikely case that Novartis would withdraw its takeover offer and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond early 2026 according to regulatory requirements. Management would then consider both non-dilutive financing options, such as out-licensing of (pre-)clinical assets or the sale of potential future royalties, but also considers accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/or issuance or refinancing of convertible debt.
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024 , please refer to the section "6.9 - Subsequent Events."
Uses of Funding
We primarily use cash and other financial assets to fund the research and development costs related to the development of our product candidates. Our primary future funding requirements include the development and commercialization of our proprietary clinical pipeline, particularly in relation to pelabresib and, to a lesser extent, tulmimetostat.

As outlined before, the Company's recent corporate planning, which also incorporates the additional cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, MorphoSys believes that its liquidity is sufficient to finance its operational activities until early 2026. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in this recent corporate planning. For the unlikely case that Novartis would withdraw its takeover offer and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond early 2026 according to regulatory requirements. Management would then consider both non-dilutive financing options, such as out-licensing of (pre-) clinical assets or the sale of potential future royalties, but also considers accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/ or issuance or refinancing of convertible debt.
Since Management believes that the voluntary takeover offer by Novartis, which was announced February 5, 2024, will obtain the minimum acceptance threshold of 65% of MorphoSys share capital, bondholders will receive the right to redeem their bonds at the point in time Novartis takes over control over MorphoSys. The redemption payment will comprise the nominal amount and the accrued interest by the date of control is taken over. Based on the Business Combination Agreement, Novartis undertakes to MorphoSys to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide the MorphoSys Group with the financial resources required following completion of the Novartis Takeover Offer to enable the relevant MorphoSys Group companies pay any obligations arising from the implementation of the Novartis Takeover Offer as and when due, including any obligations for example, but not limited to, from the convertible bond to the extent triggered by completion of the Novartis Takeover Offer.
We have based the estimate of the liquidity status on assumptions that may prove to be incorrect, and it is possible that we may utilize our capital resources more quickly than anticipated. The process of investigating product candidates in clinical trials and their commercialization is fundamentally an expensive process. Both the timing and progress of development trials as well as the success of commercialization cannot be predicted with certainty.
As our product candidates are in various stages of development and the outcome of our activities is uncertain, we cannot estimate the amounts required in their entirety to successfully complete the development and commercialization of our product candidates.
Contractual Obligations
The following table summarizes our contractual obligations at December 31, 2023.

	Payments due by period
(in € thousands)	Total	Less than 1 year	Between One and Five Years	More than 5 years
Leases	13,360	4,124	9,237	0
Other	57,133	2,996	54,137	0
The item "Other" consists of future minimum payments under performance share unit programs and contracts for insurance and other services.
Lease Obligations
We enter into long-term leases for facilities, company cars and equipment. The majority of these leasing contracts can be renewed on a yearly or quarterly basis, and some agreements may be terminated prematurely.
Other Commitments
Other commitments may become due for future payments for outsourced studies. After December 31, 2023, future payments for outsourced studies of approximately € 276.7 million may become due, of which approximately € 133.7 million will be paid in the next 12 months.
If certain milestones are achieved by MorphoSys (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 236.5 million (€ 214.0 million) related to regulatory events or the achievement of sales targets.
We do not currently have any off-balance-sheet arrangements and did not have such arrangements in the years 2023 or 2022 that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

As of the date of this Annual Report, we do not have any off-balance sheet arrangements other than operating leases as described under this “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates Disclosure” above.
Cash Flows
Net Cash Provided by/ (Used in) Operating Activities
In 2023, net cash used by operating activities amounted to € 295.8 million and was mainly attributable to the consolidated net loss of € 189.7 million (2022: consolidated net loss € 151.1 million) and changes in non-cash items. The consolidated net loss resulted both in 2023 and 2022 mainly from expenses incurred to finance MorphoSys’ ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Changes in non-cash items included mainly income from the net change of financial assets and financial liabilities from collaborations amounting to € 106.7 million (2022: € 301.1 million), net change from future payments to Royalty Pharma of € 45.7 million (2022: € 46.8 million), € 24.5 million net gains from other financial assets (2022: € 3.2 million) as well as non-cash expenses for convertible bonds amounting to € 5.3 million (2022: € 12.5 million). These effects were offset by expenses for scheduled and non-scheduled depreciation and amortization of tangible and intangible assets and right-of-use assets amounting to € 32.8 million (2022: € 18.3 million), mainly related to impairments of licenses, inventory, and right-of-use assets. The expenses for shared based payments in the amount of € 27.4 million (2022: € 3.6 million), non-cash expense from the share of loss of associates accounted for using the at-equity method amounting to € 8.2 million (2022: € 4.3 million), as well as changes in the fair value of the anti-dilution right in the amount of € 4.3 million (2022: € 0.0 million) contributed to this offsetting effect.
Changes in operating assets and liabilities in 2023 including paid income taxes amounted to € 5.6 million (2022: € 51.9 million) in the reporting year. This results from a € 56.9 million decrease in trade receivables (2022: € 18.2 million increase) as well as from an increase of contract liabilities by € 19.4 million (2022: decrease by € 0.3 million). Offsetting effects arose from an increase in inventories, prepaid expenses and other assets of € 24.8 million (2022: increase of € 11.9 million), which was mainly due to higher prepayments for external laboratory services, and from a decrease in accounts payable and accrued liabilities by € 44.3 million (2022: decrease of € 21.1 million), mainly due to lower outstanding trade payables at year-end. Furthermore, MorphoSys paid income taxes in the amount of € 1.6 million (2022: € 0.5 million).
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
In 2021, net cash used by operating activities amounted to € 481.4 million and was mainly attributable to the consolidated net loss of € 514.5 million and changes in operating assets and liabilities, including income taxes paid, totaling € 177.6 million. This was offset by non-cash items totaling € 210.6 million. The consolidated net loss of € 514.5 million resulted mainly from expenses incurred to finance MorphoSys’ ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Net profit in 2020 resulted mainly from revenues from the collaboration and license agreement with Incyte, which was not recurring in 2021. Non-cash items included mainly income tax benefits in the amount of € 76.6 million (2020: € 75.4 million) and the net change in financial assets / liabilities from collaborations in the amount of € 16.0 million (2020: € 36.6 million). These were offset by the net change in financial liabilities from future payments to Royalty Pharma in the amount of € 42.8 million (2020: € 0), scheduled depreciation and amortization as well as impairments of tangible and intangible assets and right-of-use assets amounting to € 246.0 million (2020: € 24.8 million) and the full year non cash effective change of bonds amounting to € 12.1 million (2020: € 2.5 million). Changes in operating assets and liabilities in 2021 mainly included an increase in inventories, prepaid expenses and other assets of € 30.3 million (2020: increase of € 8.5 million), partially offset by a decrease in accounts receivable of € 10.5 million (2020: decrease of € 69.6 million). Accounts payable and accrued liabilities decreased by € 90.8 million (2020: increase of € 77.5 million). The main reason for this decline relates to accounts payable and accrued expenses of Constellation, which were included for the first time due to the acquisition on July 15, 2021. The accrued expenses and accounts payable of Constellation mainly comprised share-based payment obligations to Constellation's employees that became due on the date of the acquisition by MorphoSys as well as accrued transaction costs. Their subsequent payment in 2021 led to the decrease presented in this cash flow item. The year-on-year decrease in accounts receivable was mainly due to lower outstanding receivables at the end of the year 2021. The increase in inventories, prepaid expenses and other assets was due in particular to the higher inventories for the commercialization of Monjuvi® in the U.S. Furthermore, MorphoSys paid € 64.6 million of income taxes in financial year 2021 due to net profit in 2020 (2020: € 0.3 million).
Net Cash Provided by/ (Used in) Investing Activities
In 2023, net cash provided by investing activities amounted to € 15.4 million. This results from € 18.2 million of interest received, € 4.4 million cash receipts from sales of investments accounted at fair value through other comprehensive income, € 4.6 million cash receipts from sales of shares of investment in associates, as well as proceeds from the sale of other financial assets amounting to € 3,142.3 million. These were offset by payments to acquire other financial assets amounting to € 3,151.2 million and by payments to acquire tangible and intangible assets of € 2.9 million.
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
Net Cash Provided by/ (Used in) Financing Activities
Net cash provided by financing activities amounted to € 43.0 million in 2023 and was primarily driven by the capital increase in December 2023 that resulted in net cash inflows of € 96.0 million. This was partially compensated by cash payments for repurchases of own convertible bonds including transaction costs of € 40.8 million. Furthermore, cash outflows of € 2.4 million from financing collaborations from Incyte, interest paid in the amount of € 1.8 million, as well as cash payments for the principal element of lease payments in the amount of € 8.0 million were recorded.
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
Investments
In 2023, MorphoSys invested € 0.4 million in property, plant and equipment (2022: € 1.9 million), mainly office and laboratory equipment (i.e., machinery). Depreciation of property, plant and equipment in 2023 decreased to € 2.3 million (2022: € 2.9 million).
MorphoSys invested € 2.5 million in intangible assets in the reporting year (2022: € 13.3 million). Of this amount, € 2.4 million was spent on internally generated intangible assets. Amortization of intangible assets amounted to € 3.6 million in 2023 (2022: € 3.6 million). In 2023, impairment losses of € 9.6 million were recognized on intangible assets, thereof € 0.7 million on internally generated intangible assets.

Net Assets
Assets
At € 2,026.3 million, total assets as of December 31, 2023, were € 370.6 million lower compared to December 31, 2022 (€ 2,396.9 million).
Current assets decreased by € 275.0 million to € 814.0 million. As of December 31, 2023, Cash and Cash Equivalents amounted to € 158.5 million compared to € 402.4 million as of December 31, 2022. This change was mainly due to the consumption of cash for operations in 2023. The capital increase in December 2023 resulted in gross proceeds of € 102.7 million. Transaction cost were € 6.7 million, which led to a net cash inflow of € 96.0 million. In addition, the partial redemption of the convertible bond as of March 30, 2023, resulted in a cash outflow including transaction costs of € 40.8 million. Furthermore, accounts receivable decreased by € 59.1 million and prepaid expenses decreased by € 20.6 million. The decrease was partly offsett by an increase in inventories of € 37.8 million. Included within the Inventory value is drug substance owned by MorphoSys prepaid by the customer of € 19.4 million. Other current financial assets amounted to € 520.8 million (December 31, 2022: € 504.8 million), which were primarily invested in term deposits with fixed interest rates.
Non-current assets decreased by € 95.6 million from a balance of € 1,307.9 million as of December 31, 2022, to € 1,212.3 million as of December 31, 2023, mainly due to a € 42.5 million decrease in intangible assets as well as a decrease of "Goodwill" by € 13.9 million, resulting from the change in the euro/U.S. dollar exchange rate compared to December 31, 2022. The balance sheet position "Right-of-Use Asset" decreased mainly due to a revised assessment of an extension right that had an effect of € 25.3 million. In addition, the balance sheet item "Investments in associates" declined by € 2.9 million to € 2.4 million as of December 31, 2023 (December 31, 2022: € 5.4 million).
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
Liabilities
Current liabilities decreased by € 14.0 million from € 278.3 million in the prior year to € 264.3 million as of December 31, 2023, mainly as a result of € 47.5 million decrease in the line item “accounts payable and accruals” due to regular fluctuation and timing effects, specifically due to reduced accruals for research and development activities related to tafasitamab. Opposing effect was a € 19.4 million increase of the current contract liability as well as a € 17.6 million increase in the current portion of liabilities from future payments to Royalty Pharma (refer to Note 4.20 “Financial Liabilities from Future Payments to Royalty Pharma” of the Notes to the Consolidated Financial Statements).
Non-current liabilities (December 31, 2023: € 1,713.0 million; December 31, 2022: € 1,961.2 million) decreased mainly due to a reduction in the non-current portion of financial liabilities from collaborations from € 217.8 million as of December 31, 2022, to € 108.9 million as of December 31, 2023, mainly due to lower expected future revenues for Monjuvi® in the U.S.A. (refer to Note 4.19 "Financial assets and liabilities from collaborations" of the Notes to the Consolidated Financial Statements). In addition, the item "Financial liabilities from future payments to Royalty Pharma" decreased by € 82.0 million (see section 4.20 "Financial liabilities from future payments to Royalty Pharma" of the Notes to the Consolidated Financial Statements). The € 47.6 million decrease in the carrying amount of the convertible bond issued in October 2020 mainly results from a partial redemption. A decrease in the non-current lease liability by € 29.4 million was mainly due to a revised assessment of an extension right that had an effect of € 25.3 million. Decreases are offset in particular by a € 19.7 million increase in non-current provision related to shared based compensation.
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
Stockholders’ Equity
As of December 31, 2023, Group equity totaled € 49.0 million compared to € 157.4 million on December 31, 2022. The Company’s equity ratio as of December 31, 2023, amounted to 2% compared to 7% on December 31, 2022. This decrease in the equity ratio resulted mainly from the consolidated net loss of the financial year 2023.
The number of shares issued totaled 37,655,137 as of December 31, 2023, of which 37,601,452 shares were outstanding (December 31, 2022: 34,231,943 shares issued and 34,165,963 shares outstanding).
On December 14, 2023, a total of 3,423,194 shares were issued in the context of a cash capital increase from Authorized Capital 2023-II and fully exhausted the Authorized Capital 2023-II. As a result, the number of authorized ordinary shares decreased by 286,134 from 9,195,696 as of December 2022 to 8,909,562 shares as of December 31, 2023.

On December 31, 2023, the Company held 53,685 treasury shares with a value of € 1,995,880 – a decrease of € 454,423 compared to December 31, 2022 (65,980 shares, € 2,450,303). The reason for this decrease was the transfer of 12,295 treasury shares amounting to € 454,423 to the Management Board and selected employees of the Company (beneficiaries) from the 2019 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2023, and offered beneficiaries a six-month period until November 3, 2023 to receive a total of 12,295 shares.
The development of the equity of the parent company MorphoSys AG (including the assessment with regard to the provision of Section 92 German Stock Corporation Act) as well as of MorphoSys Group is closely monitored by the Management Board. In addition, the company is closely monitoring the liquidity situation of MorphoSys Group and of MorphoSys AG, and believes that MorphoSys has sufficient liquid funds to ensure business operations for the forecast period (at least twelve months from the issuance date of the consolidated and statutory financial statements), which is subject to the going-concern assessment, without requiring additional proceeds from external refinancing. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in the recent corporate planning.
Based on the company's recent corporate planning, which also incorporates the additionally released positive cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, MorphoSys believes that its liquidity is sufficient to finance its operational activities until early 2026, including the convertible bonds repayment. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced February 5, 2024, were not considered in this recent corporate planning.
Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide MorphoSys with the financial resources required following completion of the Novartis Takeover Offer to enable MorphoSys to pay any obligations of MorphoSys arising from the implementation of the Novartis Takeover Offer as and when due, for example, but not limited to, the obligation from the convertible bonds and the obligations arising form the long-term incentive plans, each to the extent triggered by the completion of the Novartis Takeover Offer.
For the unlikely case that Novartis would withdraw its takeover offer and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond early 2026 according to regulatory requirements. Management would then consider both non-dilutive financing options, such as out-licensing of (pre-) clinical assets or the sale of potential future royalties, but also considers accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/or issuance or refinancing of convertible debt.
At the time of this report, the Management Board is not aware of any imminent risks, neither individually nor collectively, that could affect the company as a going concern.
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
D.Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
Changes in the Business Environment
Global economy growth is projected to stay stable at an estimated 3.1% in 2023 and in 2024, then rise to 3.2% in 2025 (report: “World Economic Outlook Update January 2024,” published by the International Monetary Fund [IMF]). According to the IMF, the global economic recovery from the COVID-19 pandemic, the war in Ukraine, and the cost-of-living crisis is proving surprisingly resilient. Inflation is falling faster than expected from its 2022 peak.
The IMF’s growth forecast for the advanced economies in 2023 was +1.6%, compared to 2.6% in 2022, and the forecast for the emerging and developing economies was +4.1% (2022: +4.1%). The IMF’s estimate for growth in the euro area in 2023 was

+0.5% (2022: +3.4%), compared to -0.3% for Germany (2022: +1.8%); +2.5% for the U.S. (2022: +1.9%); and +5.2% for China (2022: +3.0%).
When managing its business activities, MorphoSys takes a number of potential macroeconomic risks and opportunities into consideration.
Lastly, MorphoSys AG has implemented a business continuity plan to prevent the collapse of critical business processes to a large extent or to enable the resumption of critical business processes in case a natural disaster, public health emergency or other serious event occurs. However, depending on the severity of the situation, it may be difficult or in certain cases impossible for us to continue our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event and we may incur substantial costs that could have a material adverse effect on our business.
Currency Development
The EUR/USD exchange rate has fluctuated between 1.04 and 1.12 over the last year and stood at 1.10 on December 31, 2023, with inflation expectations and interest rate differences being the main drivers, in addition to trade conflicts and ongoing geopolitical tensions.
The majority of our business transactions are conducted in euros and U.S. dollars. With the acquisition of Constellation we have significantly expanded our footprint in the U.S. Primarily driven by the additional ongoing clinical studies, U.S. dollar expenses are expected to exceed U.S. dollar revenues for the next financial year. Therefore, strengthening of the U.S. dollar against the euro, all other things remaining equal, would have a negative impact on our operating result. We manage this risk through various mechanisms, such as optimizing our U.S. dollar assets against our U.S. dollar liabilities and maintaining an adequate (currently around 35%) amount of U.S. dollars in our bank accounts.
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

Name	Year of birth	End of current period	Principal business activities performed outside of MorphoSys
Marc Cluzel (Chairman), M.D., Ph.D.	1955	2024	Consultant and business professional; member of the board of directors of Moleac Pte. Ltd.; member of the board of directors of Griffon Pharmaceuticals Inc.
George Golumbeski, Ph.D. (Deputy Chairman)	1957	2024
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

Krisja Vermeylen	1962	2024	Business consultant in the life science and healthcare industries; member of the board of directors of Diaverum AB (until December 31, 2023)
Michael Brosnan	1955	2026
Consultant in the life sciences and healthcare industries; member of the board of directors of Daimler Truck AG; member of the board of directors of Daimler Truck Holding AG; member of the board of directors of CureVac SE and CureVac N.V.

Sharon Curran	1968	2024	Non-Executive Director in life sciences and healthcare industries; member of the board of directors of NIOX group plc., member of the board of directors of Spinnaker TopCo Ltd. / Norgine
Andrew Cheng, M.D., Ph.D.	1967	2025	President and Chief Executive Officer of Akero Therapeutics, Inc.; member of the Board of Directors of Vera Therapeutics, Inc.
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
Management Board
The following table sets forth the names and function of the current members of our Management Board and their year of birth and terms:

Name	Year of birth	End of current period	Position
Jean-Paul Kress, M.D.	1965	August 31, 2025	Chief Executive Officer
Sung Lee	1970	March 17, 2023	Chief Financial Officer
Lucinda Crabtree, Ph.D.	1979	August 6, 2026	Chief Financial Officer
Charlotte Lohmann	1970	August 31, 2023	Chief Legal Officer
A schedule of responsibilities currently defines the different areas of responsibility as follows:
•Jean-Paul Kress, M.D., Chief Executive Officer: Strategy & Planning, Business Development & Alliance Management, Human Resources, Legal, Compliance & Intellectual Property, Corporate Affairs and Investor Relations, Technical Operations, Facilities & Information Technology, Quality Assurance & Internal Audit, Research & Development, Global Oversight of Commercial Operations, as well as for coordinating the individual areas of responsibility for each Management Board member and representing the Management Board vis-à-vis the Supervisory Board and the public.
•Lucinda Crabtree, Ph.D., Chief Financial Officer: Accounting & Taxes, Global Controlling & Internal Controls, Corporate Development & M&A; Central Purchasing and Logistics, Environmental Social Governance (ESG).
Jean-Paul Kress, M.D.
As CEO, Jean-Paul Kress leads MorphoSys in its mission – More life for people with cancer – by focusing on translating scientific innovation into medicines that can redefine how cancer is treated. Since becoming CEO in 2019, Jean-Paul has led a strategic and cultural transformation to build a focused global biopharmaceutical company. As part of this evolution, Jean-Paul championed the company’s acquisition of Constellation Pharmaceuticals in 2021. This landmark achievement for the company enriched MorphoSys’ pipeline with promising investigational medicines – most importantly a potential breakthrough therapy to treat myelofibrosis. Today, MorphoSys is pursuing multiple opportunities to deliver safer and more effective medicines for people living with blood cancers and solid tumors. Prior to joining MorphoSys, Jean-Paul was the CEO of Syntimmune, where he sharpened the company’s focus on late-stage clinical development, resulting in its acquisition by Alexion. He has held several senior leadership roles at other pharmaceutical companies, including Biogen, Sanofi, Gilead and AbbVie. Jean-Paul also served as Chair of the Board of Directors at ERYTECH Pharma, where he ushered in the company’s merger with Pherecydes. Prior to that, he was a member of Sarepta Therapeutics’ Board of Directors. Jean-Paul received his M.D. from Faculté Necker-Enfants Malades in Paris and graduate and post-graduate degrees in biochemistry and in molecular and cellular pharmacology from Ecole Normale Supérieure in Paris.

Sung Lee (until March 17, 2023)
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
In December 2022, Sung Lee resigned as a member of the Management Board with effect as of the end of March 17, 2023.
Lucinda Crabtree, Ph.D. (from August 8, 2023 onwards)
Lucinda Crabtree, Ph.D., joined MorphoSys in August 2023. She has broad biotech experience from various corporate roles and her time as an investment professional and board observer. Prior to joining MorphoSys, Lucinda served as the Chief Financial Officer at Autolus Therapeutics, a clinical-stage biopharmaceutical company developing T cell therapies. In her previous roles at Autolus, she led Finance, Business Strategy and Planning, as well as Investor Relations and Corporate Communications functions. Prior to her time at Autolus, Lucinda worked for several years as a senior investment professional on both the buy and the sell side, and she served as a board observer for several private healthcare companies. Firms she has worked at include Woodford Investment Management, Panmure Gordon, Goldman Sachs, J.P. Morgan and Jefferies. Lucinda started her career as a research scientist at a U.K.-based biotech company. She holds a first class Bachelor of Science degree in Physiology and Pharmacology from University College London and a Ph.D. in Pharmacology from University College London.
Charlotte Lohmann (until August 31, 2023)
Charlotte Lohmann joined MorphoSys in May 2012. She is a very experienced lawyer with more than 25 years of professional practice, having worked in both top tier international audit and law firms as well as in publicly listed biotech companies. She is an accomplished executive that has established solution-oriented legal departments with a focus on performance, effectiveness and making the legal department a true business partner. She has been successful in setting up and executing international projects as well as public listings on Frankfurt Stock Exchange and Nasdaq and has vast experience in advising management and supervisory boards (both as Chief Legal Officer and supervisory board member). Prior to joining MorphoSys, she worked for Wilex AG as Sr. VP Legal Affairs & Human Resources and for KPMG as Corporate Lawyer. Charlotte Lohmann holds a Law Degree from the University of Munich and is an accredited lawyer in Germany.
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

Board Diversity Matrix (as of February 15, 2024)
Country of Principal Executive Office	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	5	0	0
Part II: Demographic Background
Asian	1
White	7
Underrepresented Individual in Home Country Jurisdiction	0
Did Not Disclose Demographic Background	0
Service Agreements
The service agreements with our Management Board members generally have a total term of three years. The current service agreement of our Chief Executive Officer Jean-Paul Kress, M.D., runs until August 31, 2025. Our Chief Financial Officer Lucinda Crabtree, Ph.D., has entered into a service agreement for a three year term until August 6, 2026.
In the event of (i) a change of control and (ii) a material reduction of his/her responsibilities within one year after the change of control, the Chief Executive Officer Jean-Paul Kress, M.D., as well as the Chief Financial Officer Lucinda Crabtree, Ph.D., are entitled to resign from their office as member of the Management Board and simultaneously terminate the service agreement against the payment of the outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, that such amount shall not exceed twice the annual remuneration.
B.Compensation
The following Remuneration Report provides an explanation and a clear and comprehensible presentation of the remuneration individually awarded and due to the current and former members of the Management Board and the Supervisory Board of MorphoSys AG (“the Company”) in the 2023 financial year.
Beyond the requirements of Section 162 (3) sentence 1 and 2 of the German Stock Corporation Act (Aktiengesetz, "AktG"), the Management Board and the Supervisory Board decided to have the Remuneration Report audited not only formally but also materially by the appointed auditor. The audit opinion is attached to the Remuneration Report 2023. The Remuneration Report will be submitted to the Annual General Meeting 2024 for approval.
The masculine form is used in this Remuneration Report for convenience purposes only, and refers equally to all genders.
a.Review of the 2023 Financial Year
I.Economic Environment in the 2023 Financial Year
In fiscal year 2023, MorphoSys AG and its employees focused on achieving its long-term goals and defined priorities. At the beginning of the year, the company announced the termination of its preclinical research programs in order to optimize its cost structure and focus on the most important strategic priorities. A repurchase of approximately 19% of the outstanding aggregate principal amount of MorphoSys's convertible bonds was completed on financially attractive terms in March 2023. Major progress was made in the development of the clinical pipeline in 2023. In early April, the completion of patient recruitment for both the pivotal Phase 3 MANIFEST-2 trial and the Phase 3 trials frontMIND in DLBCL in first-line treatment was announced. In August 2023, the Phase 3 inMIND trial examining tafasitamab in relapsed or refractory follicular or marginal zone lymphoma, conducted by Incyte, also completed recruitment. At the end of November 2023, the first topline data from the MANIFEST-2 trial for the treatment of myelofibrosis became available, earlier than initially expected. Pelabresib in combination with ruxolitinib in the first-line treatment of myelofibrosis showed convincing results with clinical improvements in all key endpoints and a clinically meaningful improvement in anemia. Detailed results from the MANIFEST-2 study were presented in an oral presentation at the ASH Annual Meeting in December 2023. Throughout the year, the latest clinical data for pelabresib, tafasitamab and tulmimetostat were presented at various scientific conferences, including new preliminary results from an arm of the MANIFEST study evaluating pelabresib as monotherapy in patients with high-risk essential thrombocythemia (ET). In September, tulmimetostat received Fast Track designation from the FDA for the treatment of ARID1A-mutated endometrial cancer. On December 14, 2023, MorphoSys announced the completion of a share capital increase from € 34,231,943 by € 3,423,194 to € 37,655,137 through a full utilization of its authorized capital 2023-II, resulting in gross proceeds of approximately € 102.7 million. In the 2023 financial year, the company was able to slightly increase sales figures from Monjuvi® in the USA as planned despite a stronger competitive environment. The key partner programs, developed via MorphoSys' legacy antibody technology platform, also made good progress in 2023.
Thus, from the Company's perspective, important goals were achieved in 2023 to keep MorphoSys on the path to a leading position in the fields of hematology and oncology in order to create sustainable long-term value.
The intention announced by Novartis on February 5, 2024, to make a voluntary public takeover offer for all shares of MorphoSys at an equity value of € 2.7 billion and the Business Combination Agreement entered into with Novartis underscores the value created by the company and the progress made in MorphoSys's development pipeline.
The remuneration of the members of the Management Board of MorphoSys AG shall appropriately reward the performance of the Management Board members and decrease significantly if targets are not achieved (“Pay for Performance”). For this reason, the success and milestones achieved in the 2023 financial year were also reflected in the Management Board members’ variable remuneration.
For further detailed information on the business environment during the 2023 financial year, please refer to the MorphoSys AG Annual Report.
II.Resolution on the Remuneration Report for the 2022 Financial Year
For the 2022 financial year, a remuneration report was prepared in accordance with Section 162 AktG, audited also materially. The remuneration report for the 2022 financial year was approved by the 2023 Annual General Meeting with a majority of over 94%. Given the high approval rate of the remuneration report for the 2022 financial year, there was no reason to change the method of reporting.
III.Remuneration System for the Members of the Management Board
The currently applicable remuneration system for the members of the Management Board (the "Remuneration System 2022") has been approved by the Company’s Annual General Meeting on May 18, 2022 with a majority of 86.95%. The Remuneration System 2022 applies to the service agreements of the current members of the Management Board, Jean-Paul Kress, M.D., and Lucinda Crabtree, Ph.D. Further, the Remuneration System 2022 applied to the service agreement of the former member of the Management Board Charlotte Lohmann, who was a member of the Management Board from March 1, 2023, until the end of August 31, 2023. The service agreement of Sung Lee, who left the Company during the reporting year, did not fall under any remuneration system since it was already concluded before the implementation of the first remuneration system. To the extent the Remuneration System 2022 applied during the 2023 financial year, there were no deviations thereof within the meaning of Section 162 (1) no. 5 AktG.
The Remuneration System 2022 is published on the Company's website at www.morphosys.com/en/investors/corporate-governance. The main elements of the Remuneration System 2022 are summarized in this remuneration report.
The Supervisory Board has decided to further develop and revise the Remuneration System 2022 and to submit a new remuneration system 2024 to the Annual General Meeting 2024 for approval.
IV.Remuneration System for Members of the Supervisory Board
The remuneration system resolved for the members of the Company’s Supervisory Board by the Annual General Meeting of the Company on May 19, 2021, continued to apply unchanged in the 2023 financial year. The remuneration system for the members of the Supervisory Board is published on the Company's website at www.morphosys.com/en/investors/corporate-governance.

The Supervisory Board has decided to further develop and revise the Remuneration System 2022 and to submit a new remuneration system 2024 to the Annual General Meeting 2024 for approval.
V.    Changes in the Composition of the Management Board and Supervisory Board
In the 2023 financial year, the following changes occurred in the composition of the Management Board: With effect as of the end of March 17, 2023, Sung Lee resigned from his position as member of the Management Board and Chief Financial Officer of the Company. Concurrently, his service agreement has been terminated with effect as of the end of March 31, 2023. Further, Charlotte Lohmann was appointed as member of the Management Board and Chief Legal Officer for the time period from March 1, 2023, to the end of August 31, 2023 on an interim basis. As of August 8, 2023, Lucinda Crabtree, Ph.D., was appointed as member of the Management Board and Chief Financial Officer for a term of three years until the end of August 6, 2026.
The following changes in the composition of the Supervisory Board occurred in the 2023 financial year: Michael Brosnan and George Golumbeski, Ph.D. were re-elected as members of the Supervisory Board. Michael Brosnan was re-elected until the end of the General Meeting that resolves upon the discharge of the Supervisory Board for the second financial year following the beginning of the term of office (i.e., presumably until the end of the Annual General Meeting 2026). George Golumbeski, Ph.D., was re-elected until the end of the General Meeting that resolves upon the discharge of the Supervisory Board for the 2023 financial year 2023 (i.e., presumably until the end of the Annual General Meeting 2024).
b.Remuneration of the Members of the Management Board of
MorphoSys AG
I.Remuneration System 2022 and 2023
1.Overview
The Remuneration System 2022 consists of fixed remuneration components (annual base salary, fringe benefits and pension contributions), an annual bonus (short-term incentive (STI)) and a performance-related, long-term variable remuneration (long-term incentive, (LTI)) in the form of a Performance Share Unit Program ("PSUP").
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
In accordance with Section 87a (1) sentence 2 no. 1 AktG, the Supervisory Board has further defined a maximum remuneration for the members of the Management Board. The maximum remuneration includes all fixed remuneration components, including fringe benefits and pension contributions, as well as the variable remuneration. In this regard, it is not decisive when the respective remuneration component is paid out, but for which financial year it has been promised. The maximum remuneration for the Chief Executive Officer for a financial year is € 9,000,000, and for each of the other members of the Management Board, it is € 3,700,000. The maximum remuneration does not represent the remuneration level targeted or deemed appropriate by the Supervisory Board but merely an absolute maximum limit that can be reached, if at all, if the targets were fully achieved and there was an increase in the MorphoSys AG share price. The maximum remuneration for a member of the Management Board may increase in exceptional cases in the year of appointment or in the second year after appointment, provided that the respective Management Board member has been granted remuneration payments, for example, as compensation for payments from a previous service agreement lost due to the acceptance of the new position at MorphoSys AG. In this case, the maximum remuneration may increase by up to 25% for the financial year in which the compensation payment is granted.
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

II.Remuneration of the Management Board in the 2023 Financial Year
1.Overview of the Main Remuneration Components
In the 2023 financial year, the remuneration of the Management Board members consisted of a fixed, non-performance-related remuneration, the annual base salary, market-standard fringe benefits and pension contributions, a short-term variable, performance-related remuneration, the annual bonus, and a long-term, share-based variable remuneration.
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
2. Non-Performance-Related Remuneration Components
Base Salary
The members of the Management Board receive a contractually agreed fixed base salary, which is paid out monthly. In May 2023, the Remuneration Committee reviewed the compensation package of the CEO against the market data for this role in Germany, Europe and the US, and recommended a new salary level effective 1 September 2023. The CEO's salary was increased by 5% to € 892,500. The annual base salary in the 2023 financial year for the individual members of the Management Board was as follows:

Name of Management Board member	Role	Fixed base remuneration in €*

Jean-Paul Kress, M.D.	Chief Executive Officer	864,167
Lucinda Crabtree, Ph.D.**	Chief Financial Officer	180,242
Sung Lee***	Chief Financial Officer	121,769
Charlotte Lohmann****	Chief Legal Officer	169,900

* The table shows the pro-rata base salary in case a Management Board member joins or leaves the Company during a financial year.
** Lucinda Crabtree, Ph.D. was appointed as member of the Management Board of MorphoSys AG with effect as of August 8, 2023.
*** Sung Lee resigned from his position as member of the Management Board with effect as of the end of March 17, 2023. The service agreement entered into between the Company and Sung Lee has been terminated with effect as of the end of March 31, 2023.

**** Charlotte Lohmann was appointed as member of the Management Board of the Company for the time period from March 1, 2023, to the end of August 31, 2023.
Fringe Benefits
In addition to the fixed base salary, Management Board members receive market-standard fringe benefits, which mainly include the professional and private use of company cars, contributions to or reimbursement of costs for health, social and accident insurance, reimbursement of costs for legal advice related to the service agreement and dual residences.
In addition, in exceptional cases, a compensation payment (sign-on bonus) may be granted to Management Board members when they join the Management Board of MorphoSys AG (e.g., to compensate for lost benefits from a previous service relationship). In the 2023 financial year, no such compensation payment was granted to Management Board members.
Company Pension Scheme and other pension benefits
The Management Board members generally participate in a pension plan in form of a provident fund. The provident fund takes out a reinsurance policy that funds the pension benefits. In addition, the Management Board members also receive an amount equal to up to 10% of their fixed annual (gross) base salary, which is intended to be used by the Management Board members for their individual retirement plans. This amount may also be invested in a pension plan. Jean-Paul Kress, M.D., also has the option to use both payments, however, up to a maximum of 10% of his fixed annual (gross) base salary, for his individual retirement plans. The 10%-payment is not shown in the below table.
Management Board members who also have a company pension plan as part of their deferred remuneration (direct insurance) also receive an allowance for this Company pension plan. The pension scheme for individual Management Board members may be differently structured in exceptional cases, e.g., in case a Management Board member is resident abroad.

	Jean-Paul Kress, M.D.		Sung Lee*
	Chief Executive Officer		Chief Financial Officer
	2023	2022	2023	2022
	in € thousands	in € thousands	in € thousands	in € thousands
Contribution to the provident fund	130.34	127.73	18.14	83.46
Employer subsidy for deferred compensation	0.48	0.48	0.12	0.48
Total	130.82	128.21	18.26	83.94

	Charlotte Lohman**		Lucinda Crabtree, Ph.D.***
	Chief Legal Officer		Chief Financial Officer
	2023	2022	2023	2022
	in € thousands	in € thousands	in € thousands	in € thousands
Contribution to the provident fund	18.69	—	33.67	—
Employer subsidy for deferred compensation	0.48	—		—
Total	19.17	—	33.67	—

* Sung Lee resigned from his position as member of the Management Board with effect as of the end of March 17, 2023 . The service agreement entered into between him and the Company has been terminated with effect as of end of March 31, 2023.
** Charlotte Lohmann was appointed as member of the management board of the Company for the time period from March 1, 2023, to August 31, 2023.
***Lucinda Crabtree, Ph.D. was appointed as member of the management board of MorphoSys AG with effect as of August 8, 2023.

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
As the annual bonus 2022 was paid out to the members of the Management Board in the 2023 financial year, the annual bonus 2022 is attributed to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2023 financial year and thus disclosed in this remuneration report. Accordingly, the amount of the annual bonus (STI) for the 2023 financial year will not be determined and paid out until the 2024 financial year and will therefore be attributed to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2024 financial year. In order to ensure the transparent and comprehensive disclosure of the remuneration granted to Management Board members for a financial year, MorphoSys has voluntarily disclosed the annual bonus for the 2023 financial year in this remuneration report.
Annual Bonus 2022
For the 2022 financial year, the Supervisory Board has defined the following performance criteria and their weighting uniformly for all Management Board members:

Performance criteria	Evaluation criteria	Weighting

	TARGET 1: COMMERCIAL TARGET	25%
	● Achieve Monjuvi U.S. net product sales as communicated in Company's financial guidance
	TARGET 2: FINANCIAL TARGET	25%
	● Manage operating expenses within budget as communicated in Company's financial guidance
	TARGET 3: DEVELOPMENT & BD&L- TARGET	30%
	● Advance clinical development of phase 3 programs:
	•Pelabresib - Accelerate recruitment of MANIFEST-2: Achieve enrollment of 50%
	•Pelabresib - Complete recruitment of MF patients in MANIFEST-1: 100%
	•Tafasitamab - Achieve frontMIND enrollment of 75%
	•Tafasitamab - Achieve First Patient First Visit for MINDway study
	TARGET 4: RESEARCH & BD&L-TARGET	20%
	● Execute at least one partnership for early or mid-stage MorphoSys program while advancing the pipeline

From the perspective of the Supervisory Board, the 2022 financial year was a successful and formative year for MorphoSys AG. The clinical development of Phase 3 programs continued successfully in 2022 and patient recruitment for the key clinical studies, MANIFEST-2 and FrontMIND, was accelerated. Monjuvi sales grew year-over-year despite the increasing competition, but the results did not meet the 2022 target. The out-licensing of products in earlier stages of development and collaborations the Company entered into with HI-Bio, Pfizer and Novartis helped to streamline the product pipeline, reduce costs and provide cash. The significant cost reduction efforts resulted in the Company achieving operating expenses below the financial guidance published at the beginning of the year.
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

On the basis of the conversion table shown above, the target achievement of the individual performance criteria is converted into a respective target achievement level (Score). Taking into account the defined weighting of the individual performance criteria, the resulting overall target achievement amounts to 159.71%,
In the context of the payment amounts for the annual bonus 2022, the payment for the annual bonus 2021 has been corrected as follows:
On March 10, 2022, a one-time non-cash impairment charge was announced based on the Company's decision to consolidate all research activities on the most advanced programs following the acquisition of Constellation Pharmaceuticals and to centralize all laboratory activities at the German research site in Planegg. This negatively impacted the target achievement and the payout amounts of the annual bonus 2021. However, as the annual bonus 2021 had already been paid out at this time, the impact of this effect should be taken into account by means of a corresponding deduction when the annual bonus 2022 is paid out, as already explained in the remuneration report for the 2021 financial year.
The following table discloses the calculation of the payout amount for the annual bonus 2022 as well as the correction to be made to the payout of the annual bonus 2021 and the actual amounts paid out to the members of the Management Board:

in € thousands	Target amount based on 100% target achievement (Score)	Maximum payout (160% of annual base salary)	Maximum payout (140% of annual base salary)	Total target achievement (Score)	STI payout	Correction STI payout 2021	Final STI payout

Jean-Paul Kress, M.D.	637.3	1,274.7	—	159.7%	1,017.9	(77.0)	940.9
Sung Lee	333.6	—	667.2	159.7%	532.8	(37.3)	495.5
Malte Peters, M.D.*	360.5	—	721.1	159.7%	575.8	(44.2)	531.6

*Malte Peters M.D. resigned from his position as member of the Management Board with effect as of the end of September 30, 2022, and was released from his activities for the Company for the remaining term of his service agreement until the end of December 31, 2022 under continued payment of his remuneration.
The annual bonus 2022 has been paid out to the Management Board members in March 2023 and is therefore attributed to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2023 financial year. Charlotte Lohmann and Lucinda Crabtree have not yet been members of the Management Board during the 2022 financial year and thus have not received an annual bonus for the 2022 financial year in this function.
Annual Bonus 2023
For the 2023 financial year, the Supervisory Board has defined the following performance criteria for the annual bonus and their weighting uniformly for all Management Board members:

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

From the Supervisory Board's perspective, the fiscal year 2023 was a very successful year for MorphoSys AG. Large progress was made in the development of the clinical pipeline. Patient recruitment was completed in all ongoing Phase 3 trials, in the case of MANIFEST-2 also earlier than initially planned. In addition, the first topline data from the MANIFEST-2 study for the treatment of myelofibrosis were announced at the end of November 2023. The pelabresib and ruxolitinib combination achieved its primary endpoint and the key secondary endpoints showed a strong positive trend in reducing symptom burden in the overall patient population by improved measures of anemia, improved bone marrow fibrosis and biomarker improvements that suggest disease modification. The study randomized 430 patients, making it one of the largest myelofibrosis studies conducted to date, and it delivered important data for patients with myelofibrosis – underscoring that pelabresib has the potential to shift the treatment paradigm for this debilitating disease. Detailed results from the MANIFEST-2 study were presented in an oral presentation at the ASH Annual Meeting in December 2023. New preliminary results from an arm of the MANIFEST study investigating pelabresib as monotherapy in patients with high-risk essential thrombocythemia (ET) open the possibility to further investigate pelabresib in this indication. Throughout the year, the latest clinical data for pelabresib, tafasitamab and tulmimetostat were presented at various scientific conferences. Tulmimetostat received fast track status from the FDA for the treatment of ARID1A-mutated endometrial cancer. During the year, several agreements were signed with academic institutions for further preclinical and clinical investigation of tulmimetostat. As planned, the company was able to slightly increase sales figures from the distribution of Monjuvi® in the USA despite a stronger competitive environment. Cost-cutting efforts at the beginning of the year helped to keep the company's operating costs in line with the financial guidance published at the beginning of the year.

In the 2023 financial year, the target achievement for the annual bonus was as follows:

Performance criteria	Evaluation	Weighting	Target achievement

TARGET 1: COMMERCIAL TARGET	● Achieve Monjuvi U.S. net product sales as communicated in the company’s financial guidance	25%	114.83%
TARGET 2: FINANCIAL TARGET	● Manage operating expenses within budget as communicated in the company’s financial guidance	25%	125%
TARGET 3: DEVELOPMENT & BD&L-TARGET	● Advance Pelabresib clinical program:	40%	125%
	• Complete recruitment of MANIFEST-2 by Q2 2023
	• Explore additional indications
TARGET 4: RESEARCH & BD&L-TARGET	● Advance further research and development programs:	10%	125%
	• Tafasitamab – complete recruitment of frontMIND by Q2 2023
	• Evaluate strategic options for Tulmimetostat and discovery programs and execute accordingly
On the basis of the conversion table shown above, the target achievement of the individual performance criteria is converted into a respective target achievement level (Score). Taking into account the defined weighting of the individual performance criteria, the resulting overall target achievement amounts to 189.83%. The following table sets out the target achievement as well as the corresponding payout amounts:

in € thousands	Target amount based on 100% target achievement (Score)	Maximum payout (160% of annual base salary)	Maximum payout (140% of annual base salary)	Total target achievement (Score)*	STI payout*

Jean-Paul Kress, M.D.	691.3	1,382.7	—	189.83%	1,312.4
Lucinda Crabtree, Ph.D.**	126.2	—	252.3	189.83%	239.5
Sung Lee***	85.2	—	170.5	189.83%	121.3
Charlotte Lohmann****	118.9	—	237.9	189.83%	225.8

*This is an overall degree of target achievement (score) or a deferred amount based on a pre-final target evaluation.
**With resolution of the supervisory board dated August 8, 2023, Lucinda Crabtree, Ph.D. was appointed as member of the management board of MorphoSys AG with effect as of the same day until August 6,2026
***Sung Lee resigned from his position as member of the Management Board with effect as of the end of March 17, 2023. The service agreement between the Company and Sung Lee has been terminated with effect as of the end of March 31, 2023. The pro-rata STI payout for 2023 has been agreed upon in the corresponding termination agreement and paid out with the STI Bonus 2022.
****With resolution of the supervisory board dated February 28, 2023, Charlotte Lohmann was appointed as member of the management board of the Company for the time period from March 1, 2023, to August 31, 2023.

The annual bonus 2023 will be paid out to the Management Board members in March 2024 and is therefore attributed to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2024 financial year. For reasons of transparency and better comprehensibility, the annual bonus 2023 is however voluntarily disclosed in this remuneration report.
Long-Term Incentive (LTI)
The members of the Management Board also receive a long-term variable remuneration in the form of the participation in the Company’s various long-term remuneration programs. The participation in the long-term share-based remuneration programs provides an incentive to the respective Management Board members to contribute to the long-term sustainable development of the Company, while linking the interests of the Management Board members to those of the shareholders.
In the 2023 financial year, stock options granted in the 2019 financial year under the Stock Option Program 2019 (April) and the Stock Option Program 2019 (October) as well as performance shares granted under the Performance Share Plan 2019 became exercisable. The relevant performance criteria under both the Stock Option Program 2019 and the Performance Share Plan 2019 were the absolute and relative share price performance of MorphoSys AG. In addition, performance share units were granted to the Management Board members in the 2023 financial year under the Performance Share Unit Program 2023.
The inflow from the Stock Option Program 2019 and the Performance Share Plan 2019 in the 2023 financial year is allocated to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2023 financial year.
The performance share units are subject to a waiting period of four years and the achievement of the defined performance targets. The payout of the final number of performance share units granted to the members of the Management Board in the 2023 financial year thus depends on the achievement of the performance targets and will occur after the end of the waiting period. It will therefore only be disclosed in the remuneration report for the 2027 financial year.
Settlement of the Stock Option Programs 2019
In the 2023 financial year, stock options granted under the Stock Option Programs 2019 for the 2019 financial year to the members of the Management Board, at that time Simon Moroney, Ph.D., Jens Holstein, Markus Enzelberger, Ph.D., and Malte Peters, M.D., (each with effect as of April 1, 2019) (the "Stock Option Program 2019 (April)"), and Jean-Paul Kress, M.D., (with effect as of October 1, 2019) (the "Stock Option Program 2019 (October)") became exercisable for a duration of three years following both the approval of the Company’s consolidated annual financial statements for the financial year immediately prior to the expiry of the waiting period as well as the expiry of the waiting period
The performance targets for the Stock Option Plan 2019 were defined as the absolute share price performance of the share of MorphoSys AG and the relative share price performance of the share of MorphoSys AG compared to a benchmark index, consisting in equal parts of the NASDAQ Biotechnology Index and the TecDAX Index. Each performance target was weighted with 50% within the overall target achievement.
To determine the degree of target achievement for each performance target, the waiting period was divided into four equal periods of one year each. The arithmetic mean of the target achievement of each of the annual periods determines the percentage target achievement for each performance target. The percentage target achievements for each of the two performance targets were then added up and divided by two. The result forms the overall target achievement, which determines the final number of exercisable stock options, whereby, depending on the degree of target achievement, the final number of stock options may be up to 200% of the initial number of stock options, whereby one stock options grants one subscription right for one share in the Company.

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

Relative share price performance

Target achieve-
ment in %
200
150
100
50
0
-20
-10
0
10
20
30
40
Relative share price
performance in %

The performance target achievement during the waiting period of the Stock Option Program 2019 (April) was as follows:

	Average price in € at the beginning of the annual period*	Average price in € at the end of the annual period*	Share price development	Target achievement after the end of the waiting period

Absolute share price performance**
MorphoSys AG				+22.75%
First annual period	87.86	93.66	+6.61%
Second annual period	93.66	81.02	(13.49%)
Third annual period	81.02	23.84	(70.57%)
Fourth annual period	23.84	15.55	(34.78%)
Relative share price performance***
MorphoSys AG				+35.25%
First annual period	87.86	93.66	+6.61%
Second annual period	93.66	81.02	(13.49%)
Third annual period	81.02	23.84	(70.57%)
Fourth annual period	23.84	15.55	(34.78%)
TecDAX Index
First annual period	2,644.62	2,689.41	+1.69%
Second annual period	2,689.41	3,368.42	+25.25%
Third annual period	3,368.42	3,183.70	(5.48%)
Fourth annual period	3,183.70	3,242.39	+1.84%
NASDAQ Biotechnology Index
First annual period	3,509.60	3,458.14	(1.47%)
Second annual period	3,458.14	4,853.42	+40.35%
Third annual period	4,853.42	4,016.63	(17.24%)
Fourth annual period	4,016.63	4,055.68	+0.97%
Overall target achievement				+29.00%

* Average price of the MorphoSys AG share in Xetra trading on the Frankfurt Stock Exchange during the 30 trading days prior to the beginning or end of the respective annual period (data source: Bloomberg).

** The target achievement for the absolute share price performance on the basis of the above values amounted during the respective annual periods as follows: +91,00 % during the first annual period, +0,00 % during the second annual period, +0,00 % during the third annual period and +0,00 % during the fourth annual period.

*** The target achievement for the relative share price performance on the basis of the above values amounted during the respective annual periods as follows: +141,00 % during the first annual period, +0,00 % during the second annual period, +0,00 % during the third annual period and +0,00 % during the fourth annual period.

The performance target achievement during the waiting period of the Stock Option Program 2019 (October) was as follows:

	Average price in € at the beginning of the annual period*	Average price in € at the end of the annual period*	Share price development	Target achievement after the end of the waiting period

Absolute share price performance**
MorphoSys AG				64.25%
First annual period	106.16	107.40	1.17%
Second annual period	107.40	44.90	(58.19%)
Third annual period	44.90	18.78	(58.17%)
Fourth annual period	18.78	28.70	52.81%
Relative share price performance***
MorphoSys AG				50.00%
First annual period	106.16	107.40	1.17%
Second annual period	107.40	44.90	(58.19%)
Third annual period	44.90	18.78	(58.17%)
Fourth annual period	18.78	28.70	52.81%
TecDAX Index
First annual period	2,754.02	3,087.34	12.10%
Second annual period	3,087.34	3,900.16	26.33%
Third annual period	3,900.16	2,873.70	(26.32%)
Fourth annual period	2,873.70	3,085.08	7.36%
NASDAQ Biotechnology Index
First annual period	3,337.17	4,171.00	24.99%
Second annual period	4,171.00	5,307.74	27.25%
Third annual period	5,307.74	3,893.65	(26.64%)
Fourth annual period	3,893.65	4,054.45	4.13%
Overall target achievement				57.13%

* Average price of the MorphoSys AG share in Xetra trading on the Frankfurt Stock Exchange during the 30 trading days prior to the beginning or end of the respective annual period (data source: Bloomberg).
** The target achievement for the absolute share price performance on the basis of the above values amounted during the respective annual periods as follows: +57,00 % during the first annual period, +0,00 % during the second annual period, +0,00 % during the third annual period and +200,00 % during the fourth annual period.
*** The target achievement for the relative share price performance on the basis of the above values amounted during the respective annual periods as follows: +0,00 % during the first annual period, +0,00 % during the second annual period, +0,00 % during the third annual period and +200,00 % during the fourth annual period.
The following is the final number of exercisable stock options based on the overall degree of target achievement of 29% achieved under the Stock Option Program 2019 (April) and of 57% achieved under the Stock Option Program 2019 (October), whereby the final number is calculated by multiplying the overall degree of target achievement with the initial number of stock options:

Management Board member	Exercise price* (in €)	Initial number of stock options	Final number of stock options	Quantitative Change

Simon Moroney, Ph.D.	87.86	10,587	3,071	(7,516)
Malte Peters, M.D.	87.86	6,936	2,012	(4,924)
Jens Holstein	87.86	6,936	2,012	(4,924)
Markus Enzelberger, Ph.D.	87.86	6,936	2,012	(4,924)
Jean-Paul Kress, M.D.	106.16	57,078	32,535	(24,543)

*The exercise price differs based on the actual grant date, i.e. €87.86 on April 1, 2019 and €106.16 on October 1, 2019, respectively.
In the 2023 financial year, neither Jean-Paul Kress, M.D., nor any former member of the Management Board who was granted stock options under the Stock Option Plan 2019 exercised these stock options. Charlotte Lohmann has received stock options under the Stock Option Plan 2019 only in her function as employee of the Company. Lucinda Crabtree, Ph.D., has not been a member of the Company's Management Board at the time the stock options under the Stock Option Program 2019 were issued.
Settlement of the Performance Share Plan 2019
In the 2023 financial year, performance shares granted under the Performance Share Plan 2019 for the 2019 financial year to the members of the Management Board, at that time Simon Moroney, Ph.D., Jens Holstein, Markus Enzelberger, Ph.D., and Malte Peters, M.D., became exercisable for a period of six months following the expiry of the waiting period.
The performance targets for the Performance Share Plan 2019 are the absolute MorphoSys share price performance and the relative MorphoSys share price performance compared to a benchmark index, consisting in equal parts of the NASDAQ Biotechnology Index and the TecDAX Index. Each performance target has a weighting of 50% for the overall degree of target achievement.
To determine the degree of the performance target achievement for each performance target, the waiting period is divided into four equal periods of one year each. The arithmetic mean of the target achievement of each of the annual periods determines the percentage performance target achievement for each performance target. The percentage performance target achievements for each of the two performance targets is then added together and divided by two. The result forms the overall degree of performance target achievement, which determines the number of performance shares that can be exercised. Depending on the performance target achievement, the final number of performance shares may be up to 200% of the initial number of performance shares, whereby one performance share entitles to one share in the Company.
The number of exercisable performance shares is then multiplied by a company factor between 0 and 2 as determined by the Supervisory Board. For the Performance Share Plan 2019, the Supervisory Board set the company factor at 1.
At the discretion of the Company, performance shares are settled either in cash or in treasury shares of the Company.
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

The following performance targets were achieved during the waiting period:

	Average price in € at the beginning of the annual period*	Average price in € at the end of the annual period*	Share price development	Target achievement after the end of the waiting period

Absolute share price performance**
MorphoSys AG
First annual period	87.86	93.66	+6.60%	+17.50%
Second annual period	93.66	81.02	(13.50%)
Third annual period	81.02	23.84	(70.58%)
Fourth annual period	23.84	15.55	(34.77%)
Relative share price performance***
MorphoSys AG				+32.50%
First annual period	87.86	93.66	+6.60%
Second annual period	93.66	81.02	(13.50%)
Third annual period	81.02	23.84	(70.58%)
Fourth annual period	23.84	15.55	(34.77%)
TecDAX Index
First annual period	2,644.62	2,689.41	+1.69%
Second annual period	2,689.41	3,368.42	+25.25%
Third annual period	3,368.42	3,183.70	(5.48%)
Fourth annual period	3,183.70	3,242.38	+1.84%
NASDAQ Biotechnology Index
First annual period	3,509.60	3,458.14	(1.47%)
Second annual period	3,458.14	4,853.42	+40.35%
Third annual period	4,853.42	4,016.63	(17.24%)
Fourth annual period	4,016.63	4,055.68	+0.97%
Overall target achievement				+25.00%

* Average price of the MorphoSys AG share in Xetra trading on the Frankfurt Stock Exchange during the 30 trading days prior to the beginning or end of the respective annual period (data source: Bloomberg).

** The target achievement for the absolute share price performance on the basis of the above values amounted during the respective annual periods as follows: +70,00% during the first annual period, +70,00% during the second annual period, +0,00% during the third annual period and +0,00% during the fourth annual period.

*** The target achievement for the relative share price performance on the basis of the above values amounted during the respective annual periods as follows: +130,00% during the first annual period, +0,00% during the second annual period, +0,00% during the third annual period and +0,00% during the fourth annual period.

In accordance with the terms & conditions of the Performance Share Plan 2019, the overall degree of target achievement for Management Board members who left the Company prematurely is calculated on the basis of the target achievement of annual periods completed prior to the departure of such Management Board members. Since all Management Board members who have received performance shares under the Performance Share Plan 2019 have left the Company prior to the expiry of the waiting period, the final number of performance shares is in each case calculated based on the individual target achievement as follows (whereby the final number of performance shares is calculated by multiplying the initial number of performance shares with the overall degree of target achievement):

Management Board member	Initial number of performance shares	Target achievement*	Final number of performance shares	Quantitative change

Malte Peters, M.D.	2,065	33.33%	688	1,377
Simon Moroney, Ph.D.	3,152	100.00%	3,152	0
Jens Holstein	2,065	100.00%	2,065	0
Markus Enzelberger, Ph.D.	2,065	100.00%	2,065	0

*Target achievement is dependent on date of exit.
All former members of the Management Board who were granted performance shares under the Performance Share Plan 2019, exercised the performance shares granted to them within the mandatory six-month exercise period following the expiry of the waiting period from May 4, 2023, to November 3, 2023. The performance shares were settled in treasury shares. Jean-Paul Kress, M.D., Lucinda Crabtree, Ph.D., and Charlotte Lohmann were not yet a member of the Company's Management Board at the time the performance shares under the Performance Share Plan 2019 were issued.
Performance Share Unit Program 2023
With effect as of April 1, 2023, Jean-Paul Kress, M.D., as well as the then-current member of the Management Board Charlotte Lohmann have been granted performance share units under the Company's Performance Share Unit Program 2023. Further, with effect as of October 1, 2023, Lucinda Crabtree has also been granted performance share units under the Performance Share Unit Program 2023. After the expiry of the four-year waiting period and subject to the achievement of the defined performance criteria, the performance share units will be settled at the Company's discretion in cash, by transfer of Company treasury shares, or a combination of both, whereby the payout is limited to 250% of the initial grant amount granted to each Management Board member.
The following table lists the performance share units granted to Management Board members in the 2023 financial year.

Management Board member	Allocation amount (in € thousands)	Allocation price (in €)	Number of allocated PSUs	Maximum number of final PSUs

Jean-Paul Kress, M.D.	3,000.0	15.00	200,000	400,000
Lucinda Crabtree, Ph.D.*	800.0	28.00	28,571	57,142
Charlotte Lohmann**	625.0	15.00	20,833	41,666

* Lucinda Crabtree, Ph.D. was appointed as member of the management board of MorphoSys AG with effect as of August 8, 2023.
** Charlotte Lohmann was appointed as member of the management board for the time period from March 1, 2023, to August 31, 2023. € 312.5 of the allocation amount have been granted to her for her activity as member of the Management Board. Further € 312.5k have been granted to her for her activity as employee of the Company and will not count towards the maximum remuneration.
In accordance with the provisions of the Remuneration System 2022, the performance targets for the Performance Share Unit Program 2023 are the relative performance of the MorphoSys share price compared to the performance of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index as well as an ESG target, the performance of the employee engagement within the MorphoSys Group compared to a benchmark set by the Supervisory Board. Development milestones have been defined as a further performance target, the achievement of which depends on the number of NDA/BLA or SBLA approvals received. For the overall target achievement after the end of the waiting period, the relative share price performance target is weighted at 40% and the ESG target at 20%. The performance milestones are also weighted at 40%.
In the event of a premature departure of a Management Board member, the waiting period and the assessment of the overall performance target achievement remain unaffected.
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

The overall target achievement of the Performance Share Unit Program 2023, as well as the resulting final number of performance share units and the payout amount, will be disclosed in the remuneration report for the 2027 financial year.
4.Further Remuneration Provisions
Compliance with the Maximum Remuneration
The service agreement of the former Management Board member Sung Lee did not fall under any remuneration system and thus, no maximum remuneration applied to the service agreement of Sung Lee. For the Chief Executive Officer, Jean-Paul Kress, M.D., the Chief Legal Officer, Charlotte Lohmann, who left the Management Board in the reporting period, as well as the Chief Financial Officer Lucinda Crabtree, Ph.D., the maximum remuneration as set out in the Remuneration System 2022 applies. If a Management Board member joins or leaves during the year, the maximum remuneration applies pro rata.
As the inflow from the Performance Share Unit Program allocated in the 2023 financial year can only be determined after the end of the four-year waiting period, i.e., in the 2027 financial year, compliance with the maximum remuneration for the 2023 financial year can be conclusively reported only as part of the remuneration report for the 2027 financial year.
Malus and Clawback Provisions
The service agreement of the Chief Executive Officer, Jean-Paul Kress, M.D., the service agreement of the Chief Legal Officer Charlotte Lohmann, who has left the Management Board in the reporting period, as well as the service agreement of the Chief Financial Officer Lucinda Crabtree, Ph.D., contain and contained, respectively, malus and clawback provisions entitling the Company to withhold or reclaim variable remuneration, particularly in the event of compliance violations or breaches of statutory obligations. Malus and clawback provisions are further included in all Performance Share Unit Programs since 2021. Further, the Company has implemented a Clawback Policy for the members of the Management Board in accordance with the corresponding provisions of the SEC, on the basis of which the Company has the right to reclaim incorrectly granted variable remuneration in case of a subsequent adjustment to the annual financial statements.
The Company had no reason to make use of these rights in the 2023 financial year
Benefits upon Termination of the Service Agreements
Severance Provisions
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
From the time of his resignation from his position as member of the Management Board with effect as of the end of March 17, 2023, Sung Lee was released from his duties as a member of the Management Board until the end of March 31, 2023, with continued payment of his remuneration. In addition, all performance share units allocated to him became fully vested.
Change of Control
The service agreements of the current members of the Management Board provide for the following provisions in case of a change of control:
The service agreements of Jean-Paul Kress, M.D., and Lucinda Crabtree, Ph.D., provide for the following: In the event of a change of control and in the event that the area of responsibility of the respective member of the Management Board is significantly reduced within one year following the occurrence of the change of control, such Management Board member has the right to resign from the position as a member of the Management Board within three months of the reduction of the area of responsibility, by providing three months' notice to the end of a calendar month. The service agreement will also end at the same time. In this case, the respective Management Board member would be entitled to a severance payment in the amount of the annual base remuneration and the annual bonus until the regular expiry of the service agreement, not exceeding the value of two years' remuneration and compensating no more than the remaining term of the service agreement. The service agreement of Charlotte Lohmann, who has left the Management Board during the reporting year, provided for a corresponding provision.
The service agreement of Sung Lee, who left the Company during the reporting year, provided for a right of the Management Board member for the change of control to resign from the position as a member of the Management Board within three months following the change of control, by providing three months' notice to the end of a calendar month. The service agreement will also end at the same time. In this case, the respective Management Board member would have been entitled to a severance payment in the amount of the annual base remuneration and the annual bonus until the regular expiry of his service agreement, not exceeding the value of two years' remuneration and compensating no more than the remaining term of the service agreement.
In the event of a change of control in connection with a public takeover offer, the terms and conditions of the Performance Share Unit Program 2022 and the Performance Share Unit Program 2023 provide for a right of the Management Board and the Company, respectively, to cancel all performance share units in return for a compensation payment, with the remuneration payment corresponding to the amount of the offer price of the takeover offer. The maximum payout amount of 250% of the individual grant amount as well as the maximum remuneration remain unaffected.
Non-Compete Clause
The service agreements of the members of the Management Board provide for a non-compete clause for a period of six months after their departure. In return, MorphoSys AG will make a compensation payment in the amount of 100% of the annual base salary after termination of the service agreement for the duration of the non-competition clause. The service agreement of Sung Lee originally also provided for a non-compete clause, which however has been waived by the Company. The service agreement of the former Management Board member Charlotte Lohmann, entered into with effect as of March 1, 2023, did not provide for a post-contractual non-compete provision, as Charlotte Lohmann remained as employee of the Company after having left the Management Board.
5.Individual Disclosure of Management Board Remuneration for the 2023 Financial Year
Target Remuneration of the Current Management Board Members for the 2023 Financial Year
The following table shows the respective target total remuneration for Management Board members for the 2023 financial year. This includes the target total remuneration defined for the 2023 financial year, which will be granted in the case of a 100% target achievement. The target total remuneration is based on the assumption of continued service of all members of the Management Board throughout the entire 2023 financial year.

		Jean-Paul Kress, M.D.				Sung Lee*
		Chief Executive Officer				Chief Financial Officer
		2023		2022		2023		2022
		in € thou-sands	share of total	in € thou-sands	share of total	in € thou-sands	share of total	in € thou-sands	share of total
Fixed remuneration	Base compensation	864.2	18.1%	796.7	17.1%	121.8	48.0%	476.6	22.2%
	Fringe benefits****	190.1	4.0%	211.6	4.6%	46.9	18.5%	536.0	25.0%
	Private provision	19.3	0.4%	—	—%	—	—%	—	—%
	Total	1,073.6	22.5%	1,008.2	21.7%	168.7	66.4%	1,012.6	47.2%
Variable remuneration	Short-term incentive (STI)
	Bonus	691.3	14.5%	637.3	13.7%	85.2	33.6%	333.6	15.5%
	Long-term incentive (LTI)
	PSUP	3,000.0	63.0%	3,000.0	64.6%	0.0	—%	800.0	37.3%
	SOP	—	—%	—	—%	—	—%	—	—%
	Total	3,691.3	77.5%	3,637.3	78.3%	85.2	33.6%	1,133.6	52.8%
Total target remuneration	Total remuneration	4,765.0	100.0%	4,645.6	100.0%	253.9	100.0%	2,146.2	100.0%

		Charlotte Lohmann**				Lucinda Crabtree, Ph.D.***
		Chief Legal Officer				Chief Financial Officer
		2023		2022		2023		2022
		in € thou-sands	share of total	in € thou-sands	share of total	in € thou-sands	share of total	in € thou-sands	share of total
Fixed remuneration	Base compensation	169.9	18.3%	—	—%	180.2	14.6%	—	—%
	Fringe benefits****	15.4	1.7%	—	—%	126.6	10.3%	—	—%
	Private provision	0.0	—%	—	—%	0.0	0.0%	—	—%
	Total	185.3	19.9%	—	—%	306.9	24.9%	—	—%
Variable remuneration	Short-term incentive (STI)
	Bonus	118.9	12.8%	—	—%	126.2	10.2%	—	—%
	Long-term incentive (LTI)							—	—%
	PSUP	625.0	67.3%	—	—%	800.0	64.9%	—	—%
	SOP	—	—%	—	—%	—	—	—	—%
	Total	743.9	80.1%	—	—%	926,169	1	—	—%
Total target remuneration	Total remuneration	929.2	100.0%	—	—%	1,233.0	100.0%	—	—%

* Sung Lee resigned from his position as member of the Management Board with effect as of the end of March 17, 2023. The service agreement entered into between the Company and Sung Lee has been terminated with effect as of the end of March 31, 2023.
** Charlotte Lohmann was appointed as member of the management board of the Company for the time period from March 1, 2023, to August 31, 2023.
*** Lucinda Crabtree, Ph.D. was appointed as member of the management board of MorphoSys AG with effect as of August 8, 2023.
****In addition to the fringe benefits mentioned here, contributions were also made to the pension scheme. For details see table Company pension plan.
Remuneration Awarded and Due to Current Management Board Members in the 2023 Financial Year Pursuant to Section 162 AktG
The following tables present the fixed and variable remuneration components awarded and due within the meaning of Section 162 (1) sentence 1 AktG to the in the 2023 financial year current Management Board members in the 2022 and 2023 financial years. The tables include all remuneration amounts actually received by the individual Management Board members in these financial years (“awarded”) and all remuneration amounts legally due but not yet received (“due”). To present the remuneration awarded for the 2023 fiscal year in a complete and transparent manner, the table further also voluntarily discloses the individual grant amount granted under the PSUP 2023 to each member of the Management Board. The actual inflow value under the PSUP 2023 will be disclosed in the remuneration report for the financial year 2027.
The amount of the annual bonus (STI) for the 2023 financial year will be determined and paid out during the 2024 financial year and will therefore be included in the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2024 financial year. In contrast, the remuneration awarded and due pursuant to Section 162 (1) sentence 1 AktG in the 2023 financial year also includes the annual bonus for the 2022 financial year, which was paid out in March 2023. The previous year's figures have been adjusted in accordance with this definition.
Furthermore, the stock options and performance shares granted in the 2019 financial year vested in the 2023 financial year. The value (in €) of the change in quantity of the stock options, i.e., the difference between the final and the originally granted number of stock options, is thereby attributed to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2023 financial year, based on the fair value of the stock options at the time they were granted in the 2019 financial year. Furthermore, the value of the MorphoSys shares transferred to fulfill the performance shares exercisable and exercised in the 2023 financial year shall be attributed to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG in the 2023 financial year, based on the share price of the MorphoSys AG share at the time of exercise.
In addition to the remuneration amounts, the relative proportion of all fixed and variable remuneration components in total remuneration is also disclosed. For the sake of transparency and comprehensibility, the relative proportions are not linked to the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG but to the actual remuneration received during the 2023 financial year including the value of the performance share units issued during the 2023 financial year.

		Jean-Paul Kress, M.D.				Sung Lee
		Chief Executive Officer				Chief Financial Officer
		2023		2022		2023		2022
		in € thou-sands	share of total acc. to §162 AktG	in € thou-sands	share of total acc. to §162 AktG	in € thou-sands	share of total acc. to §162 AktG	in € thou-sands	share of total acc. to §162 AktG
Fixed remuneration	Base compensation	864.2	-168.1%	796.7	39.8%	121.8	17.4%	476.6	47.1%
	Fringe benefits****	190.1	-37.0%	211.6	10.6%	46.9	6.7%	536.0	52.9%
	Private provision	19.3	-3.8%	—	—%	—	—%	—	—%
	Total	1,073.6	-208.9%	1,008.2	50.3%	168.7	24.0%	1,012.6	100.0%
Variable remuneration	Short-term incentive (STI)
	Bonus	1,017.9	-198.1%	995.3	49.7%	532.8	76.0%	—	—%
	Long-term incentive (LTI)
	PSUP******	3,000.0		3,000.0		—		800,000
	SOP	—	—%	—	—%	—	—%	—	—%
	PSP (close-out value)	—	—%	—	—%	—	—%	—	—%
	SOP (close-out value)*****	(2,605.5)	506.9%	—	—%	—	—%	—	—%
	Total	1,412.4	308.9%	3,995.3	49.7%	532.8	76.0%	800,000	—%
Others	Severance payment	—	—%	—	—%	—	—%	—	—%
Total remuneration	Total remuneration	2,486.0		5,003.5		701.5		1,812.6
	Total remuneration as defined by Section 162 AktG******	(514.0)	100.0%	2,003.5	100.0%	701.5	100.0%	1,012.6	100.0%

		Charlotte Lohmann**				Lucinda Crabtree, Ph.D.***
		Chief Legal Officer				Chief Financial Officer
		2023		2022		2023		2022
		in € thou-sands	share of total acc. to §162 AktG	in € thou-sands	share of total acc. to §162 AktG	in € thou-sands	share of total acc. to §162 AktG	in € thou-sands	share of total acc. to §162 AktG
Fixed remuneration	Base compensation	169.9	91.7%	—	—%	180.2	58.7%	—	—%
	Fringe benefits****	15.4	8.3%	—	—%	126.6	41.3%	—	—%
	private provision	—	—%	—	—%	—	—%	—	—%
	Total	185.3	100.0%	—	—%	306.9	100.0%	—	—%
Variable remuneration	Short-term incentive (STI)
	Bonus	0.0	—%	—	—%	—	—%	—	—%
	Long-term incentive (LTI)
	PSUP******	625.0		—		800.0		—
	SOP	—	—%	—	—%	—	—%	—	—%
	PSP (close-out value)	—	—%	—	—%	—	—%	—	—%
	SOP (close-out value)*****	—	—%	—	—%	—	—%	—	—%
	Total	625.0	—%	—	—%	800.0	—%	—	—%
Others	Severance payment	—	—%	—	—%	—	—%	—	—%
Total remuneration		810.3		—		1,106.9		—
	Total remuneration as defined by Section 162 AktG*****	185.3	100.0%	—	—%	306.9	100.0%	—	—%

*Sung Lee resigned from his position as member of the Management Board with effect as of the end of March 17, 2023. The service agreement entered into between the Company and Sung Lee has been terminated with effect as of the end of March 31, 2023.

**Charlotte Lohmann was appointed as member of the management board of the Company for the time period from March 1, 2023, to August 31, 2023.
***Lucinda Crabtree, Ph.D. was appointed as member of the management board of MorphoSys AG with effect as of August 8, 2023.
****In addition to the fringe benefits mentioned here, contributions were also made to the pension scheme. For details see table Company pension plan.

*****The CEO Jean-Paul Kress, M.D., was granted 57,078 stock options (initial number of stock options) under the Stock Option Program 2019 at a fair value of € 106.16. At the end of the four-year term and based on a target achievement of 57%, the final number was 32,535 stock options. The specified value represents the quantitative development of the stock options on the basis of the fair value of € 106.16, since the stock options have not yet been exercised.
******This amount corresponds to the remuneration awarded and due within the meaning of Section 162 AktG to the members of the Management Board during the financial year 2023. The disclosed amounts amongst others include the quantitative development of the stock options compared to the financial year during which they have been granted, which can also be negative. The amount does not include the value of the Performance Share Units granted to the members of the Management Board during the financial year 2023 under the Company's Performance Share Unit Program, since this value will be allocated to the remuneration awarded and due within the meaning of section 162 AktG of the financial year during which the waiting period expires. Against this background, the remuneration value disclosed for individual Management Board members can also be negative as it is only awarded and due once the waiting period has expired.
Remuneration Awarded and Due to Former Management Board Members in the 2023 Financial Year Pursuant to Section 162 AktG
The following table shows the remuneration awarded and due within the meaning of Section 162 (1) sentence 1 AktG to former Management Board members in the 2023 financial year. In accordance with Section 162 (5) AktG, personal details are omitted for former Management Board members if they left the Management Board prior to December 31, 2013

			Malte Peters, M.D. (until December 31, 2022)		Roland Wandeler Ph.D. (until 12/31/2021)		Simon Moroney Ph.D. (until 8/31/2019)		Jens Holstein (until 11/13/2020)		Markus Enzelberger, Ph.D. (until 2/29/2020)		Marlies Sproll, Ph.D.* (until 10/31/2017)		Arndt Schottelius M.D. Ph.D. (until 2/15/2017)
			In € thou-sands	share of total acc. to §162 AktG	in € thou- sands	in % of total	in € thou- sands	share of total acc. to §162 AktG	in € thou- sands	share of total acc. to §162 AktG	in € thou- sands	share of total acc. to §162 AktG	in € thou- sands	share of total acc. to §162 AktG	in € thou- sands	share of total acc. to §162 AktG
Fixed and variable remuneration	Bonus		575.8	367.5%	—	—%	—	—%	—	—%	—	—%	—	—%	—	—%
	Other		—	—%	290.4	100.0%	—	—%	—	—%	—	—%	—	—%	—	—%
	LTI	PSP	13.5	8.6%	—	—%	78.8	(13.5%)	38.5	(9.8%)	50.9	(13.3%)	—	—%	—	—%
		SOP**	(432.6)	(276.1%)	—	—%	(660.4)	113.5%	(432.6)	113.3%	(432.6)	113.3%	—	—%	—	—%
	Sub Total		156.7	100.0%	290.4	100.0%	(581.6)	100.0%	(394.1)	100.0%	(381.8)	100.0%	—	—%	—	—%
	Total		156.7	100.0%	290.4	100.0%	(581.6)	100.0%	(394.1)	100.0%	(381.8)	100.0%	258,963	100.0%	—	—%

*The position as Management Board member of Marlies Sproll, Ph.D., was suspended during the period 04/15/2017 to 10/31/2017.
**Former CEO Simon Moroney, Ph.D., was granted 10,987 stock options under the Stock Option Program 2019 at a fair value of € 87.86. At the end of the four-year waiting period and based on a target achievement of 29%, the final number of stock options amounted to 10,987. The former Management Board members Dr. Malte Peters, Dr. Markus Enzelberger and Jens Holstein were each granted 6,936 stock options under the Stock Option Program 2019 at a fair value of € 87.86. At the end of the four-year waiting period and based on a target achievement of 29%, the final number of stock options for each of them amounted to 6.936. The specified values represent the quantitative development of the stock options on the basis of the fair value of € 87.86, since the stock options have not yet been exercised.
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
In the 2023 financial year, the members of the Supervisory Board received a total of € 510,272.
The fixed annual base remuneration and the remuneration for work on committees are due and payable to Supervisory Board members in equal quarterly installments. Attendance fees and expense allowances for participation in Supervisory Board meetings are due and payable at the end of each calendar quarter in which the respective meetings took place.

		Base compensation		Committee compensation		Attendance fee		Total remuneration
		in € thousands	share of total	in € thousands	share of total	in € thousands	share of total	in € thousands
Marc Cluzel, M.D., Ph.D	2023	98.2	61.3%	6.0	3.7%	56.0	35.0%	160.2
	2022	98.2	65.7%	6.0	4.0%	45.2	30.3%	149.4
George Golumbeski, Ph.D.*	2023	57.3	57.2%	12.0	12.0%	30.8	30.8%	100.1
	2022	58.9	58.8%	12.0	12.0%	29.2	29.2%	100.1
Krisja Vermeylen	2023	39.3	40.7%	18.0	18.7%	39.2	40.6%	96.5
	2022	39.3	44.0%	18.0	20.2%	32.0	35.8%	89.3
Michael Brosnan	2023	39.3	33.6%	27.7	23.7%	49.9	42.7%	117.0
	2022	39.3	43.0%	18.0	19.7%	34.0	37.3%	91.3
Sharon Curran*	2023	40.9	44.2%	15.7	17.0%	36.0	38.9%	92.7
	2022	39.3	54.2%	6.0	8.3%	27.2	37.5%	72.5
Andrew Cheng, M.D., Ph.D.	2023	39.3	49.1%	6.0	7.5%	34.8	43.5%	80.1
	2022	24.5	60.3%	3.7	9.2%	12.4	30.5%	40.6

*Sharon Curran has been elected as Vice-Chair of the Supervisory Board for the month of December 2023 on an interim basis.
d.Comparison of Remuneration and Earnings Development
Pursuant to Section 162 (1) sentence 2 no. 2 AktG, the following table presents the earnings development of MorphoSys AG, the annual change in the remuneration of the members of the Management Board and the Supervisory Board, and the annual change in the average remuneration of the employees of MorphoSys AG on a full-time equivalent basis over the last five financial years. With regard to the financial years 2018 through 2020, the average remuneration of the Management Board and the Supervisory Board members is based on the remuneration disclosed in the remuneration report for the respective financial year, whereas for the financial years 2022 to 2023, the remuneration awarded and due pursuant to Section 162 (1) sentence 1 AktG in the respective financial year was used. The value of the performance share units issued to the members of the Management Board in the 2021, 2022 and 2023 financial years under the Company's respective Performance Share Unit Programs is not included in the table, as the performance share units issued in the respective financial year are not attributable to the remuneration awarded or due in the respective financial year within the meaning of Section 162 AktG.
The development of earnings is presented by using the net profit/loss of MorphoSys AG for the year as performance indicator.
The average employee remuneration is calculated based on MorphoSys AG’s workforce in Germany, which had an average of 371 active employees (headcount, excluding trainees) in the 2023 financial year.
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

Financial year	2018	change	2019	change	2020	change		2021		change		2022		change	2023

Company earnings performance (in € thousands)
Net profit/loss*	(67,033.8)	(23.9%)	(83,078.5)	(30.7%)	(108,622.3)	(185.8%)		(310,482.2)		232.4%		411,013.3		(97.1%)	11,805.1
Average employee remuneration (in € thousands)
Average remuneration	105.7	(3.3%)	102.3	10.8%	113.3	17.6%		133.2		(2.0%)		130.6		7.3%	140.1
Management Board remuneration (in € thousands)**
Jean-Paul Kress, M.D.	—	—%	3,567.9	(14.9%)	3,035.6	(36.2%)		1,935.3		3.5%		2,003.5		(125.7%)	-514.0
Sung Lee	—	—%	—	—%	—	****		488.6		107.2%		1,012.6		(30.7%)	701.5
Charlotte Lohmann	—	—%	—	—%	—	—%		—	—	—%	—	—	****	****	185.3
Lucinda Crabtree, Ph.D.	—	—%	—	—%	—	—%		—	—	—%	—	—	****	****	306.9

Former Management Board members (in € thousands)**
Dr. Malte Peters (bis 31. 12. 2022)	1,592.2	13.9%	1,813.2	(0.3%)	1,808.0	(16.5%)		1,510.2		(24.4%)		1,141.3		(86.3%)	156.7
Roland Wandeler, Ph.D. (until December 31, 2021)	—	—%	—	—%	676.0	64.9%		1,115.0		35.7%		290.4		(80.8%)	290.4
Simon Moroney, Ph.D. (until August 31, 2019)	2,280.8	13.9%	2,596.7	(14.9%)	2,209.8	(65.2%)	-	768.3		(108.2%)		(581.6)		826.0%	(581.6)
Jens Holstein (until November 13, 2020)	1,655.5	12.9%	1,869.3	83.6%	3,432.7	(2.8%)	-	3,335.8		(101.0%)		(394.1)		1052.5%	(394.1)
Markus Enzelberger, Ph.D. (until February 29, 2020)	1,376.1	6.2%	1,461.8	(55.7%)	647.6	(58.5%)	-	268.6		(115.8%)		(381.8)		798.3%	(381.8)
Marlies Sproll, Ph.D. (until October 31, 2017)***	280.8	129.8%	645.3	107.9%	1,341.6	(83.3%)	-	224.4		(100.0%)		259.0		-	259.0
Arndt Schottelius M.D., Ph.D. (until February 28, 2017)	46.5	377.3%	222.1	(16.9%)	184.5	(100.0%)	-	—		—%		—		-	—

* The improvement in results of operations in 2022 was mainly due to the reduction in other provisions to Incyte due to updated planning assumptions regarding expected net cash flows from future Monjuvi sales and the pro rata reversal of deferred income related to Royalty Pharma for otilimab and gantenerumab due to the updates published in Q4 2022 by GlaxoSmithKline and Roche, respectively.
** The disclosed values include, amongst others, the quantitative development of the stock options compared to the financial year during which they have been granted. The value of the performance share units issued to the members of the Management Board during the financial years 2021, 2022 and 2023 is not included, since this value will be alllocated to the remuneration awarded and due within the meaning of section 162 AktG of the financial year during which the waiting period expires. Against this background, the remuneration values shown in this table may be negative in case of individual Management Board members. For a detailed disclosure of the remuneration components granted to the Management Board members during the respective financial year reference is made to the remuneration report for such financial year.
*** The Management Board activities of Dr. Marlies Sproll were suspended in the period from April 15, 2017 to October 31, 2017.
**** The display of a change to the previous fiscal year is not possible due to the entry date of the respective member of the Management Board.

Financial year	2018	change	2019	change	2020	change	2021	change	2022	change	2023
Company earnings development (in € thousands)
Net profit/loss*	(67,033.8)	(23.9%)	(83,078.5)	(30.7%)	(108,622.3)	(185.8%)	(310,482.2)	232.4%	411,013.3	(97.1%)	11,805.1
Average employee remuneration (in € thousands)
Average remuneration	105.7	(3.3%)	102.3	10.8%	113.3	17.6%	133.2	(2.0%)	130.6	7.3%	140.1
Supervisory Board remuneration (in € thousands)
Marc Cluzel, M.D., Ph.D.	109.1	36.2%	148.6	8.1%	160.6	2.7%	165.0	(9.5%)	149.4	7.2%	160.2
George Golumbeski, Ph.D.	54.2	53.0%	82.9	16.0%	96.1	6.2%	102.1	(2.0%)	100.1	—%	100.1
Krisja Vermeylen	74.3	20.7%	89.7	6.7%	95.7	3.3%	98.9	(9.7%)	89.3	8.1%	96.5
Michael Brosnan	47.6	79.3%	85.3	0.5%	85.7	4.0%	89.1	2.5%	91.3	28.1%	117.0
Sharon Curran	—	—%	39.4	91.1%	75.3	(0.8%)	74.7	(2.9%)	72.5	27.8%	92.7
Andrew Cheng M.D., Ph.D.	—	—%	—	—%	—	—%	—	—%	40.6	97.1%	80.1
Former Supervisory Board members (in € thousands)
Wendy Johnson (until 05/2022)	83.6	(0.4%)	83.2	6.7%	88.8	8.2%	96.1	(58.7%)	39.7	(100.0%)	—
Dr. Frank Morich (until 04/2020)	84.2	24.1%	104.5	(68.8%)	32.6	(100.0%)	—	—%	—	—%	—
Dr. Gerald Möller (until 05/2018)	48.4	(100.0%)	—	—%	—	—%	—	—%	—	—%	—
Karin Eastham (bis 05/2017)	24.1	(100.0%)	—	—%	—	—%	—	—%	—	—%	—
Klaus Kühn (bis 05/2018)	—	—%	—	—%	—	—%	—	—%	—	—%	—
Dr. Walter Blättler (until 08/2015)	—	—%	—	—%	—	—%	—	—%	—	—%	—
Dr. Daniel Camus (until 08/2015)	—	—%	—	—%	—	—%	—	—%	—	—%	—
Dr. Geoffrey Vernon (until 08/2015)	—	—%	—	—%	—	—%	—	—%	—	—%	—

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
Further, the Company has established the so-called Executive Committee. Under the leadership of the Chief Executive Officer of the Company, the Executive Committee is responsible for strategy development, the operational management of the Company and the achievement of its objectives and results. It shall prepare decisions for the resolutions of the Management Board and adopt decisions together with the Management Board, unless they fall within the sole competence of the Management Board by virtue of the law or a resolution of the Supervisory Board. The Executive Committee consists of the members of the Management Board and senior leadership persons of the Company from the core areas of the Company such as Business Development & Licensing and Alliance Management, Technical Operations, Human Resources, Legal, Compliance & Intellectual Property as well as Corporate Affairs. Currently, besides the members of the Management Board, the members of the Executive Committee are Charlotte Lohmann (Chief Legal and Human Resources Officer), Barbara Krebs-Pohl, Ph.D. (Chief Business Officer), Joe Horvart (US General Manager), Tim Demuth, M.D., Ph.D. (Chief Research and Development Officer), Luisa Ciccarelli (SVP, Global Head of Technical Operations) and Thomas Biegi (SVP, Head of Corporate Affairs).
Meetings of the Executive Committee in general take place weekly and at least every two weeks and at any time required in the interest of the Company. Separate Management Board meetings shall in general take place if this is required in the interest of the Company. During these meetings, resolutions are passed concerning dealings and transactions that, under the bylaws, require the approval of the entire Management Board. For material events, each Management Board or Supervisory Board member can call an extraordinary meeting of the entire Management Board. Management Board resolutions can also be passed outside of meetings by an agreement made orally, by telephone or in writing (also by e-mail). Generally, minutes are taken of the meetings of Executive Committee and of the full Management Board.
In addition to the regularly scheduled meetings, Management Board strategy workshops are also held for developing and prioritizing the Group-wide strategic objectives.
The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Group’s position, risk management and other compliance issues. Extraordinary meetings of the Supervisory Board are also called for material events. The Management Board involves the Supervisory Board in the strategy, planning and all fundamental Company issues. In addition to regular Supervisory Board meetings, a strategy meeting generally takes place between the Management Board and Supervisory Board once annually to discuss our strategic direction. The Management Board’s bylaws specify that material business transactions require the approval of the Supervisory Board. Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2023 financial year can be found in the Report of the Supervisory Board.
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
Audit Committee
The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual statutory and consolidated financial statements, the activities of the auditor and internal control functions, such as risk management, compliance and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the election at the Annual General Meeting of an independent auditor. The members of the Audit Committee are Michael Brosnan (Chairperson), Sharon Curran and Krisja Vermeylen. Currently, Michael Brosnan meets the prerequisite of an independent expert for accounting and audit and Krisja Vermeylen and Sharron Curran meet the prerequisite of an independent expert for audit respectively.
Remuneration and Nomination Committee
The Remuneration and Nomination Committee is responsible for preparing and reviewing the Management Board’s compensation system. When necessary, the Remuneration and Nomination Committee searches for suitable candidates to appoint to the Management Board and Supervisory Board and submits appointment proposals to the Supervisory Board. The Committee also prepares the contracts made with Management Board members. The members of the Remuneration and Nomination Committee are Krisja Vermeylen (Chairperson), Marc Cluzel, M.D., Ph.D., and Michael Brosnan.
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
Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years. Our corporate governance is detailed in the Statement on Corporate Governance pursuant to Section 289f HGB and the Group Statement on Corporate Governance pursuant to 315d HGB. The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices and a description of the Management Board and Supervisory Board’s working practices. Additional information can be found in the Corporate Governance Report of the 2023 Annual Report.
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
D.Employees
On December 31, 2023, the MorphoSys Group had 524 employees (December 31, 2022: 629). The MorphoSys Group employed an average of 564 employees in 2023 (2022: 647).
Of the average 564 employees, 9 worked in production, 365 in research and development, 127 in general and administrative positions, and 63 in sales and marketing. All of these employees are based at our locations in Germany and the United States. We do not have collective wage agreements with our employees, and there were no employee strikes during the reporting year.
At the end of the 2023 reporting year, our workforce comprised employees representing 37 different nationalities (2022: 43).
E.Share Ownership
The members of the Management Board and the Supervisory Board hold less than 1% of the shares issued by the Company. All shares, performance shares and stock options held by each member of the Management Board and the Supervisory Board are listed below.

Directors’ Holdings
Ordinary Shares

	1/1/2023	Additions	Sales	12/31/2023
Management Board
Jean-Paul Kress, M.D.	0	0	0	0
Sung Lee[1]	2,250	—	—	—
Charlotte Lohmann[2]	1,168	157	0	1,325
Lucinda Crabtree, Ph.D.[3]	—	0	0	0
Total	3,418	157	0	1,325
Supervisory Board
Marc Cluzel, M.D., Ph.D.	4,500	4,025	0	8,525
Michael Brosnan**	5,000	0	0	5,000
Sharon Curran	0	0	0	0
George Golumbeski, Ph.D.	0	0	0	0
Krisja Vermeylen	2,000	1,000	0	3,000
Andrew Cheng, M.D., Ph.D.	0	0	0	0
Total	11,500	5,025	0	16,525
**Michael Brosnan holds 20,000 ADSs, i.e. 5,000 shares converted in ordinary shares.
Stock Options

	1/1/2023	Additions	Adjustment due to Performance Criteria[4]	Forfeitures	Exercises	12/31/2023
Management Board
Jean-Paul Kress, M.D.	81,989	0	(24,543)	0	0	57,446
Sung Lee[1]	0	—	—	—	—	—
Charlotte Lohmann[2]	4,595	0	(1,493)	0	0	3,102
Lucinda Crabtree, Ph.D.[3]	—	0	0	0	0	0
Total	86,584	0	(26,036)	0	0	60,548

Performance Shares

	1/1/2023	Additions	Adjustment due to Performance Criteria [4]	Forfeitures	Conversion to Shares	12/31/2023
Management Board
Jean-Paul Kress, M.D.	0	0	0	0	0	0
Sung Lee[1]	0	—	—	—	—	—
Charlotte Lohmann[2]	626	0	(469)	0	(157)	0
Lucinda Crabtree, Ph.D.[3]	—	0	0	0	0	0
Total	626	0	(469)	0	(157)	0
1 Sung Lee resigned as a member of the Management Board with effect from the end of March 17, 2023. Changes after his departure from the Management Board are not presented.
2 With effect as of March 1, 2023, Charlotte Lohmann has been appointed as a member of the Management Board and Chief Legal Officer until the end August 31, 2023. Opening and closing balances presented in the tables were held by Charlotte Lohmann correspondingly before and after she was appointed as a member of the Management Board.
3 Lucinda Crabtree joined the Management Board of MorphoSys AG effective August 8, 2023.
4 Adjustment due to established performance criteria. For performance criteria that have not been met, a target achievement of 100% is assumed.

The members of our Supervisory Board do not hold stock options, convertible bonds or performance shares.
A detailed description of the stock option plans and long-term-incentive programs granted to members of our Management Board can be found in the Notes (sections 5.1 and 5.2).

F. Disclosure of a registrant’s action to recover erroneously awarded compensation
In November 2023, we adopted a Compensation Recovery Policy in compliance with the SEC rules and the NASDAQ listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. The Compensation Recovery Policy is included in this Form 20-F as Exhibit 97.1.
During or after fiscal year 2023, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Compensation Recovery Policy. As of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Compensation Recovery Policy to a prior restatement.

Item 7. Major Shareholders and Related Party Transactions

A.Major Shareholders
The following table sets forth information, as of February 16, 2024, regarding the beneficial ownership of our ordinary shares for:
•members of our Supervisory Board;
•members of our Management Board;
•members of our supervisory and Management Boards as a group; and
•each person who has reported to us that such person beneficially owns 3% or more of our outstanding ordinary shares pursuant to applicable German law or 5% or more of our outstanding shares pursuant to applicable U.S. law.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 16, 2024. The percentage of shares beneficially owned is computed on the basis of 37,655,137 issued shares as of February 16, 2024. Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
Except as otherwise indicated in the table below, the address of each of the directors, executive officers and named beneficial owners is Semmelweisstrasse 7, 82152 Planegg, Germany.

Shareholders with 3% or more	Numbers	%
UBS Group AG (1)	4,120,473	10.94%
Kynam Capital Management, LP (2)	3,690,331	9.80%
Morgan Stanley (3)	2,643,833	7.02%
JP Morgan Chase & Co (4)	2,286,262	6.07%
The Goldman Sachs Group, Inc. (5)	1,340,031	3.56%
Royalty Pharma Investments 2019 ICAV (6)	1,337,552	3.55%

Members of Supervisory Board and Management Board	Numbers	%
Jean-Paul Kress, M.D.	0	*
Sung Lee	0	*
Marc Cluzel, M.D., Ph.D.	8,525	*
Michael Brosnan**	5,000	*
Sharon Curran	0	*
George Golumbeski, Ph.D.	0	*
Andrew Cheng, M.D., Ph.D.	0	*
Krisja Vermeylen	3,000	*
Members of Supervisory Board and Management Board (as a group)	16,525	*
**Michael Brosnan holds 20,000 ADSs, i.e. 5,000 shares converted in ordinary shares.
 * Indicates holdings of less than 1%
(1)The information is based solely on a notification provided by UBS Group AG pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on February 16, 2024. The principal business address of UBS Group AG is Bahnhofstrasse 45, 8001 Zürich, Switzerland.
(2)The information is based solely on a notification provided by Kynam Capital Management, LP pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on February 14, 2024. The principal business address of Kynam Capital Management, LP is 221 Elm Road Princeton, NJ 08540, United States.
(3)The information is based solely on a notification provided by Morgan Stanley & Co. LLC pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on

February 16, 2024. The principal business address of Morgan Stanley & Co. LLC is 1585 Broadway New York, NY 10036, United States.
(4)The information is based solely on a notification provided by JPMorgan Chase & Co. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on February 15, 2024. The principal business address of JPMorgan Chase & Co. is 880 Powder Mill Rd., Wilmington, Delaware 19807, United States.
(5)The information is based solely on a notification provided by The Goldman Sachs Group, Inc. pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on February 16, 2024. The principal business address of The Goldman Sachs Group, Inc. is Corporation Trust Center, 1209 Orange Street, Wilmington, United States.
(6)The information is based solely on a notification provided by Royalty Pharma plc pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz). MorphoSys issued a respective voting rights announcement on August 2, 2021. The principal business address of Royalty Pharma plc is The Pavilions, Bridgewater Road, Bristol, England, BS13 8AE.
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
B.Related Party Transactions
Since January 1, 2023, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our Supervisory or Management Boards, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in the “Directors, Senior Management and Employees” and “Major Shareholders” sections of this report.
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
C.Material Contracts
Business Combination Agreement with Novartis
On February 5, 2024 MorphoSys entered into the Business Combination Agreement with Novartis. Under the Business Combination Agreement, Novartis agreed to submit the Novartis Takeover Offer (as defined elsewhere herein). The Novartis Takeover Offer will contain customary closing conditions, in particular a minimum acceptance threshold of 65% of

MorphoSys’ share capital and regulatory clearances. MorphoSys agreed to publicly support the Novartis Takeover Offer, provided the Novartis Takeover Offer is launched in accordance with the terms provided for under the Business Combination Agreement.

Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to ensure sufficient financing for MorphoSys’ ordinary course of business after closing of the Novartis Takeover Offer, including the payment of any obligations of MorphoSys arising from the implementation of the Novartis Takeover Offer. The Business Combination Agreement provides that, immediately following the consummation of the Novartis Takeover Offer, Novartis will take all necessary steps to achieve, as soon as is reasonably possible, a delisting of the MorphoSys shares from all regulated markets in the European Economic Area, and MorphoSys will take all necessary steps under applicable laws to enable a delisting of the MorphoSys shares and the MorphoSys ADSs from Nasdaq as well as the deregistration of the MorphoSys Shares under the U.S. Exchange Act. In addition, MorphoSys and Novartis committed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to ensure uncapped payouts of any long-term incentive plans active prior to signing of the Business Combination Agreement (the “Pre-2024 Long-Term Incentive Plans”) to management board members and all employees affected by any caps under German law. It will be offered to all employees to fully close out their Pre-2024 Long-Term Incentive Plans against payment of the offer price after the Novartis Takeover Offer. Uncapped payouts and the settlement of the Pre-2024 Long-Term Incentive Plans are planned to occur after the delisting.

Until closing of the Novartis Takeover Offer, MorphoSys will be subject to certain customary interim operating covenants. The strategy of MorphoSys will continue to be determined by the MorphoSys management board post-closing of the Novartis Takeover Offer. However, MorphoSys agreed, following closing of the Novartis Takeover Offer, to use best efforts to ensure that Novartis is appropriately represented on the MorphoSys supervisory board.
The Business Combination Agreement contains other customary covenants and agreements, including, but not limited to, covenants related to cooperation in the preparation of certain public filings and required documentation, public announcements, access to information and further assurances.

The Business Combination Agreement has a fixed term of three years and may be terminated by either party only for the reasons set out in the Business Combination Agreement. The Business Combination Agreement is governed by the laws of the Federal Republic of Germany.

A copy of the Business Combination Agreement is filed with this annual report on Form 20-F as Exhibit 4.14 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto.
For a summary of other material contracts please refer to “Item 4. Business Overview” - section "Collaboration and License Agreements".
D.Exchange Controls
There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the EU. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Lebanon, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia and Zimbabwe. In this regard, far reaching financial restrictions have also been introduced with regards to Russia. The regulatory environment regarding such legal restrictions is rapidly changing, reflective of evolving geopolitical environments.
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
The trade tax rate depends on the local municipalities in which MorphoSys maintains its permanent establishments. Dividends received from other corporations and capital gains from the sale of shares in other corporations are treated in principle in the same manner for trade tax purposes as for corporate income tax purposes. However, dividends received from domestic and foreign corporations are effectively 95% exempt from trade tax only if MorphoSys held at least 15% of the registered share capital (Grundkapital or Stammkapital) - in the event of foreign corporations - of the nominal capital (Nennkapital) of the distributing corporation at the beginning of the relevant tax assessment period.
Tax-loss carryforwards can be used to fully offset taxable income for corporate income tax and trade tax purposes up to an amount of EUR 1 million. If the taxable profit for the year or taxable profit subject to trade taxation exceeds this threshold, only up to 60% of the amount exceeding the threshold may be offset by tax-loss carryforwards. The remaining 40% is subject to tax (minimum taxation) (Mindestbesteuerung). The rules also provide for a tax carryback to the previous year with regard to corporate income tax. As a response to the COVID-19 pandemic tax carryback options for corporate income tax purposes were extended for fiscal years 2020 and 2021 and as well for 2022. Unused tax-loss carryforwards may be generally carried forward indefinitely and used in subsequent assessment periods to offset future taxable income in accordance with this rule. However, unused losses, loss carryforwards and interest carryforwards are forfeited in full if within five years more than 50% of the subscribed capital, membership interests, equity interests or voting rights of MorphoSys are transferred, whether directly or indirectly, to an acquiring party or affiliated individuals/entities, or a similar change of ownership occurs (harmful acquisition) (schädlicher Beteiligungserwerb). A group of acquirers with aligned interests is also considered to be an acquiring party for these purposes. In addition, any current year losses incurred prior to the acquisition will not be deductible. A capital increase shall be deemed as equivalent to a transfer of the subscribed capital to the extent that it causes a change of the interest ratio in the capital of the corporation. Unused losses, loss carryforwards, and interest carryforwards are not forfeited (i) in the event of certain intra-group transactions, (ii) or to the extent that they are covered at the time of the harmful acquisition by certain built-in gains (stille Reserven) which are subject to tax in Germany. Alternatively to (i) and (ii), MorphoSys may, under certain requirements, opt for the continuity of business exemption (Fortführungsgebundener Verlustvortrag) to preserve unused losses, loss carryforwards and interest carryforwards.
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

The full amount of a dividend distributed by MorphoSys to a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax at an aggregate rate of 26.375% (25% income tax plus 5.5% solidarity surcharge thereon) plus church tax (Kirchensteuer), if applicable. German withholding tax is withheld and remitted to the German tax authorities (i) by the disbursing agent (i.e., the German credit institution, financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise)) that holds or administers the underlying shares in custody and disburses or credits the dividend income from the underlying shares or disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or disburses such dividend income to a foreign agent or (ii) the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.
Pursuant to the Treaty, the German withholding tax may not exceed 15% of the gross amount of the dividends received by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application (subject to certain requirements). For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders of the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).
German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs
The capital gains from the disposition of the ADSs realized by a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and be subject to German tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of MorphoSys’ share capital, irrespective of whether through the ADSs or shares of MorphoSys. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be taken into account when calculating the above holding period and the participation threshold.
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
However, a circular issued by the German Federal Ministry of Finance provides that taxes on capital gains need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-German resident holder owns 1% or more of the share capital of a German company in a custodial account in Germany. While circulars issued by the German Federal Ministry of Finance are only binding on the German tax authorities but not on the German courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the event that the disbursing agent did not follow the above-mentioned guidance. In this case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”.
Withholding Tax Refund for U.S. Treaty Beneficiaries
U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in Section “—Taxation of Holders Not Tax Resident in Germany”. Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax (corporate income tax including solidarity surcharge) on dividends that exceeds the applicable Treaty rate. However, such refund is only possible, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third-parties. If these requirements are not met, then for a shareholder not being a tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply, if (i) the tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends or capital gains and (ii) the shareholder does not directly own 10% or more in the shares of the company and is subject to income taxes in its state of residence, without being tax exempt. In addition to the aforementioned restrictions, the withholding tax refund may also be denied based on German anti-avoidance treaty shopping rules.
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
ADSs as Private Assets (Privatvermögen)
If the ADSs are held as private assets by a German tax resident, dividends and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375% plus church tax (Kirchensteuer), if applicable), which is generally levied in the form of withholding tax (Kapitalertragsteuer). In other words, once deducted, the shareholder’s income tax liability on the dividends will be settled.
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

ADSs as Business Assets (Betriebsvermögen)
In case the ADSs are held as business assets, the taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends are subject to the aggregate withholding tax rate of 26.375%. The withholding tax is credited against the respective holder’s income tax liability, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days occurring within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk for more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third-parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant tax assessment period. Such requirements also apply to ADSs, which lead to domestic income in Germany and which are held by a non-German depositary bank. A shareholder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax or that has received a refund of withholding tax, in particular due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly, has to file a withholding tax return (Steueranmeldung) and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs in the company for at least one uninterrupted year upon receipt of the dividends.
To the extent the amount withheld exceeds the income tax liability, the withholding tax will be refunded, provided that certain requirements are met (including the aforementioned requirements).
Special rules apply to credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, pension funds, and investment funds (Investmentfonds).
With regard to holders in the legal form of a corporation, dividends and capital gains are in general 95% tax exempt from corporate income tax (including solidarity surcharge), inter alia, if the shareholder held at least 10% of the registered share capital (Grundkapital oder Stammkapital) of MorphoSys at the beginning of the calendar year. The remaining 5% is treated as non-deductible business expense and, as such, is subject to corporate income tax (including solidarity surcharge). The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of other corporations held through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to the holder only on a pro rata basis at the ratio of its entitlement to the profits of the relevant partnership. Moreover, actual business expenses incurred to generate the dividends may be deducted.
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

With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the individual’s personal income tax rate (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of business expenses related to the dividends and capital gains as well as losses from the sale of ADSs are principally deductible for income tax purposes. Furthermore, trade tax may generally apply, provided the ADSs are held through a permanent establishment in Germany. However, the trade tax might be (partly) credited against the income tax liability of the holder pursuant to a lump sum procedure.
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
(2) at the time of the transfer, the ADSs are part of the business assets of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed; or
(3) the ADSs subject to such transfer are part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.
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
Due to the Tax Haven Defense Act (Steueroasen-Abwehrgesetz) special rules apply for business relationships or shareholdings in or with reference to one or more non-cooperative tax jurisdiction(s) (tax jurisdictions in the EU list of non-cooperative countries and territories for tax purposes). In particular, dividends and capital gains received by a resident in a non-cooperative tax jurisdiction would be fully taxable.
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
Dividends paid to a non-corporate U.S. holder generally will constitute qualified dividend income if (i) we are a “qualified foreign corporation” (discussed below), (ii) you are not under any obligation to make related payments with respect to positions in substantially similar or related property, and (iii) you hold our ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and your risk of loss with respect to the ADSs is not otherwise diminished. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (ii) with respect to any dividend it pays on ADSs that are readily tradable on an established securities market in the United States. We are incorporated under the laws of Germany, and we believe that we qualify as a resident of Germany for purposes of, and are eligible for the benefits of, the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. In addition, our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States. Accordingly, subject to the discussion below with respect to the PFIC rules, any dividends paid on our ADSs to non-corporate U.S. holders will generally be expected to be “qualified dividend income.” If we are a PFIC (as discussed below under—PFIC Rules”) during the year of a distribution or the year preceding a distribution, such distributions paid by us with respect to our ADSs will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.
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
The determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear. Based on the composition of our income and valuation of our assets, we do not believe that we should be treated as a PFIC for the 2023 taxable year. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change in a future taxable year. In particular, the total value of our assets for purposes of the asset test generally will be calculated taking into account the market price of our ADSs or ordinary shares, which may fluctuate considerably. Fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the U.S. Internal Revenue Services ("IRS") or courts will agree with our conclusion and that the IRS would not successfully challenge our position.
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
[We do not intend to make available the information necessary for a U.S. holder to make a “qualified electing fund” election.] If a U.S. holder makes an effective qualified electing fund election, the U.S. holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. holder’s pro rata share of our earnings in excess of our net capital gains. However, a U.S. holder can only make a qualified electing fund election with respect to ADSs in a PFIC if such company agrees to furnish such U.S. holder with certain tax information annually. We cannot offer any assurance that we will make available the information necessary for a U.S. holder to make a “qualified electing fund” election.
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
The use of derivatives is subject to a Group guideline approved by the Management Board, which represents a written guideline for dealing with derivatives. In accordance with the Group's hedging policy, only highly probable future cash flows and clearly determinable receivables that can be realized within a period of twelve months are hedged. MorphoSys enters into foreign exchange option and forward exchange contracts to hedge its foreign exchange exposure arising from U.S. dollar cash flows.
The financial liabilities from future payments to Royalty Pharma are dependent on future royalty income, which is determined on the basis of sales in U.S. dollars. The transfer of assigned license revenues is settled in euros. Refer to Note 4.20 for a sensitivity analysis on the impact of a change in the foreign exchange rate.
Different foreign exchange rates and their impact on financial assets and liabilities were simulated in a sensitivity analysis to determine the effects on profit or loss. Positive amounts would increase a consolidated net profit or decrease a consolidated net loss. Negative amounts would decrease a consolidated net profit or increase a consolidated net loss.

in million €	2023	2022	2021
Increase of the Euro by 10%	7.3	15.6	39.3
Decrease of the Euro by 10%	(9.3)	(19.7)	(48.0)
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

in million €	2023	2022	2021
Increase of the variable Interest Rate by 0.5%	2.4	2.4	0.8
Decrease of the variable Interest Rate by 0.5%	(2.4)	(2.4)	(0.8)
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
On March 30, 2023, MorphoSys repurchased outstanding convertible bonds via a modified reverse Dutch auction procedure. At the close of the modified reverse Dutch auction procedure, MorphoSys had agreed to repurchase bonds representing € 62.9 million in aggregate principal amount (approximately 19.35% of the outstanding principal amount). The purchase price per € 100,000 nominal was € 64,000. The settlement procedure finished on March 30, 2023. Following the repurchase the bonds have been cancelled and deleted from the global certificate. As of December 31, 2023, there were 2,621 convertible bonds outstanding each with a notional amount of € 100,000. Upon repurchase MorphoSys realized a gain of € 16.4 million as the difference of the carrying amount as of the date of the repurchase and the fair value for the redeemed bonds. There were no bond conversions in the most recent fiscal year.
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
As of December 31, 2023, our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2023 is effective.
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
Item 15C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, Zweigniederlassung München, is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

Item 15D. Changes in Internal Control over Financial Reporting
We regularly review our system of internal control over financial reporting and make changes to our processes and systems to further strengthen controls and increase efficiency, while ensuring that we maintain an effective internal control environment.
There were no changes in our internal control over financial reporting (as required by Rules 13a 15(d) and 15d 15(d) of the Exchange Act) that occurred during the fiscal year ended December 31, 2023, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
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
Item 16B. Code of Ethics
The Code of Conduct is available on the MorphoSys website at www.morphosys.com. It sets forth the key principles and ethical standards for how we work together to develop and deliver innovative therapies, how we protect the value and integrity of MorphoSys worldwide, and how we work with our customers, suppliers, public authorities, and other partners and stakeholders in conducting our business. The Code of Conduct applies to all employees and Management Board members (including officers and directors) of MorphoSys. Certain business partners, such as agents, consultants and vendors serve as an extension of MorphoSys. They are expected to follow the spirit of the Code of Conduct, as well as any applicable regulations and contractual provisions, when working on behalf of MorphoSys. We expect all of us to act with honesty and integrity, to comply with applicable laws and industry practices, and to exercise reasonable judgment when conducting business on behalf of MorphoSys. If we make any amendment to our Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Conduct, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.
Item 16C. Principal and Accountant Fees and Services
PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft has served as our independent registered public accounting firm for the years ending December 31, 2023 and 2022. The following table sets out the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers and their member firms and / or affiliates in 2023 and 2022:

Year ended December 31 (in 000' €)	2023	2022
Audit Fees	2,472	2,335
Fees for Other Assurance Services	700	112
Other Fees for Other Services	5	11
Total	3,178	2,458
Audit fees relate to the audit of the financial statements as set out in this Annual Report, certain procedures on our half year results, audit of our internal control over financial reporting and services related to our statutory and regulatory filings.
Other assurance services comprise fees in connection with the non-financial group report, services in connection with the issue of a comfort letter, as well as the audit of the content of the remuneration report.
Out of total fee, an amount of € 5k relates to a license fee for the use of a digital information platform and relate to PwC Product Sales LLC, USA and is included in other services. All remaining fees relate to PwC GmbH.
The Audit Committee has approved the audit fees and all of the fees for other assurance services and other fees for other services for the years 2023 and 2022. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm. On a yearly basis, the Audit Committee pre-approves non-audit services performed by the independent registered public accounting firm up to a limit in line with EU regulation.

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant's Certifying Accountant
PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC) has been the auditor of the consolidated and individual financial statements of MorphoSys AG, Planegg, without interruption since the 2011 financial year.
Due to the provisions of the German Act to Strengthen Financial Market Integrity (FISG), which came into force on July 21, 2021, the option to extend the maximum term of mandates to audit the financial statements of publicly traded corporations to up to 24 years was removed. Accordingly, the maximum term of ten years prescribed in Article 17 of the European Regulation on specific requirements regarding statutory audit of public-interest entities (EU Directive 2014/537) must be observed.
In accordance with EU Directive 2014/537 and the provisions of the FISG, the Company conducted a tender process in fiscal year 2024 – under the supervision of the Audit Committee – for the mandate to audit the consolidated and separate financial statements of MorphoSys AG and to review the condensed interim consolidated financial statements and the interim Group management report for the first six months of the fiscal year 2024.
In accordance with German stock corporation law, the Annual General Meeting of the company appoints the auditor for the consolidated and separate financial statements of the company based on the proposal of the Supervisory Board. The Audit Committee provides the Supervisory Board with a reasoned nomination based on the results of the tendering process.
Based on the submission of the Audit Committee, the Supervisory Board resolved on October 4, 2023, to propose KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG) as the Company's independent registered public accounting firm for the consolidated and separate financial statements of MorphoSys AG for the fiscal year 2024, as well as the review of condensed interim financial statements for the first six months of the fiscal year ended 2024 to the Annual General Meeting that will be held in 2024. Accordingly, on October 4, 2023, the Supervisory Board dismissed PwC as the company's independent registered public accounting firm, effective immediately after the Company filed this Annual Report on Form 20-F.
The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.
During our fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through the date of this filing, there have been no: (1) disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference thereto in their reports on the consolidated financial statements of such years, or (2) reportable events as defined by Item 16F (a)(1)(v) of Form 20-F
We have provided PwC with a copy of this disclosure and requested that PwC furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. The letter furnished by PwC is attached as Exhibit 15.2 to this Form 20-F.
During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through the date of this filing, we did not consult KPMG regarding (i) the application of accounting principles to any specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements, and either a written report was provided to us or oral advice was provided that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv)) of Form 20-F or a reportable event (as defined in Item 16F(a)(1)(v)) of Form 20-F.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending December 31, 2023.
Item 16K. Cybersecurity
Risk Management and Strategy
MorphoSys has a corporate risk management program in place that is designed to identify, assess, manage, and respond to risks affecting our enterprise. This program accounts for risks related to cybersecurity, and as part of managing cybersecurity risk, we conduct a cybersecurity risk assessment on an annual basis. This assessment follows a structured approach and is informed by the framework provided by the National Institute of Standards and Technology (NIST).

Supporting our cybersecurity risk management efforts are policies and procedures addressing information security, mandatory cybersecurity trainings for employees, and penetration testing of our systems that are periodically performed by both internal and external resources.
Furthermore, we recently engaged a third-party managed detection and response vendor to perform security operations on our behalf. This vendor is tasked with detecting and responding to cybersecurity threats to both our systems and applications and those managed by third-party providers.
Additionally, the Company performs assessments of certain third-party vendors prior to establishing a business relationship as part of our efforts to determine whether such vendors demonstrate appropriate commitments related to data security, availability, and confidentiality. This process is calibrated to the risk level associated with each vendor. Our vendor evaluation procedures include, as appropriate, the completion of a vendor security questionnaire.
Governance
With over 20 years’ experience as an information technology professional, the Company’s Head of Global IT is responsible for the Company’s cybersecurity program. The program is developed by the Company’s Head of IT Security with the Head of Global IT’s approval, and is informed by the cybersecurity risk assessment. The Head of Global IT reports to Head of Technical Operations, who provides strategic guidance as necessary on behalf of the Company’s Management Board. Additionally, the Head of Global IT provides updates to the Executive Committee, comprising the Company’ CEO and CFO along with other senior management members, on matters related to cybersecurity as needed.
The Company has established a Computer Emergency Response Team (CERT) that is charged with addressing cybersecurity incidents pursuant to the Company’s Cyber Security Incident Response Plan. The Head of IT is responsible for reporting cybersecurity incidents to key decision makers on the Executive Committee and Management Board.
At the Supervisory Board level, the Audit Committee is tasked with exercising oversight of the Company’s cybersecurity program. To permit the Audit Committee to perform its oversight duties, the Head of Global IT provides a structured reporting to the Audit Committee on a semi-annual basis. This reporting includes updates resulting from the cybersecurity risk assessment, the status of forecasted and already implemented security controls, as well as cybersecurity incidents (if any) in the reporting period. The chairman of the Audit Committee provides the Supervisory Board with a summary of the discussions held within the Audit Committee. Management considers the advice of the Audit Committee and/or Supervisory Board when updating the Company’s cybersecurity strategy and the respective tactical and operational execution of the cybersecurity program.
PART III

Item 17.Financial Statements
Not applicable.
Item 18.Financial Statements
See pages F-1 through F-85 of this Annual Report on Form 20-F.
Item 19.Exhibits

Report of Independent Registered Public Accounting Firm

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheet of MorphoSys AG and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Subsequent measurement of the financial liability arising from the Incyte collaboration and license agreement
As described in Notes 2.6.1 and 4.19 to the consolidated financial statements, as of December 31, 2023, the Company has recorded a current and non-current financial liability of € 114.4 million related to the collaboration and license agreement with Incyte Corporation, USA (hereinafter “Incyte”). The current and non-current financial liability represent Incyte’s prepaid entitlement to future profit sharing on sales of Monjuvi® (tafasitamab-cxix) in the USA. The financial liability is subsequently measured at amortized cost using the effective interest method. The basis for the valuation is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the USA for the years ahead. Management’s significant assumptions include the forecasted number of patients and the expectations on selling price and costs associated with the sale of Monjuvi® (tafasitamab-cxix).
The principal considerations for our determination that performing procedures relating to the subsequent measurement of the financial liability from the Incyte collaboration and license agreement is a critical audit matter are that the outcome of the subsequent measurement of the financial liability is dependent to a large extent on the assumptions made by management with respect to the future cash outflows and inflows, the forecasted number of patients, the expectations on selling price and the costs associated with the sale of Monjuvi® (tafasitamab-cxix) and is therefore subject to significant judgement by management and considerable uncertainty. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s cash flow projections and significant assumptions regarding the forecasted number of patients, the expectations on selling price and the costs associated with the sale of Monjuvi® (tafasitamab-cxix). In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
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

Recoverability of the goodwill of the group of CGUs Constellation and the intangible asset pelabresib
As described in Notes 2.6.9, 4.10 and 4.11 to the consolidated financial statements, as of December 31, 2023, the goodwill of € 342.3 million and the pelabresib intangible asset not yet available for use of € 766.7 million related to the acquisition of Constellation were subject to an annual impairment test. The recoverable amount of the group of cash-generating units (CGUs) Constellation and the pelabresib intangible asset not yet available for use was determined on the basis of value-in-use calculations. The cash flow projections included expected payments from the commercialization of pelabresib and other compounds, the cash outflows for anticipated research and development, and the costs for pelabresib’s and the other compounds' commercialization. The calculation showed that the value-in-use was higher than the carrying amount of the CGUs Constellation and the pelabresib intangible asset not available for use.
The principal considerations for our determination that performing procedures relating to the assessment of impairment of the goodwill related to the group of CGUs Constellation and the pelabresib intangible asset not available for use is a critical audit matter are that the outcome of the impairment test of the goodwill of the group of CGUs Constellation and the pelabresib intangible asset not available for use is dependent to a large extent on the assumptions made by management with respect to the future cash flows, the expected payments from the commercialization of pelabresib and other compounds as well as the costs for commercialization of pelabresib and other compounds, the forecasted number of patients, the expectation on selling price, the probability of successful product development and the discount rate and is therefore subject to significant judgement by management and considerable uncertainty. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s cash flow projections and significant assumptions regarding the forecasted number of patients, the expectation on selling price, the probability of successful product development and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of impairment of the goodwill of the group of CGUs Constellation and the pelabresib intangible asset not available for use. Our procedures also included, among others, testing management’s process for determining the recoverable amounts, evaluating the completeness, accuracy and relevance of the underlying data used in the models and assessing the reasonableness of the key assumptions used by management, relating to the forecasted number of patients, the expectation on selling price, the probability of successful product development and the discount rate. Professionals with specialized skill and knowledge were involved to assist in evaluating the reasonableness of the assumptions.

Subsequent measurement of the financial liabilities arising from the agreements with Royalty Pharma on the sale of future license income and revenues
As described in Notes 2.6.1 and 4.20 to the consolidated financial statements, as of December 31, 2023, financial liabilities amounting to € 1,058.3 million were recognized due to the royalty purchase agreement and the revenue participation agreement with Royalty Pharma plc, USA, and Royalty Pharma USA Inc., USA, (hereinafter jointly “Royalty Pharma”) and Constellation. The financial liabilities represent Royalty Pharma’s right to receive certain future license income in the form of royalties of Tremfya and future revenues from sales of the product candidates pelabresib and tulmimetostat. The planning assumptions are influenced by estimates and mainly relate to the probability of successful product development, the expected license income and revenues from sales of Tremfya, pelabresib and tulmimetostat. Revenues are influenced by variable factors such as forecasted number of patients and the expectations on selling price. The financial liabilities are subsequently measured at amortized cost using the effective interest method.
The principal considerations for our determination that performing procedures relating to the subsequent measurement of the financial liabilities from the agreements with Royalty Pharma is a critical audit matter are that the outcome of the subsequent measurement of the financial liabilities is dependent to a large extent on the assumptions made by management with respect to the future license income in the form of royalties of Tremfya and future revenues from sales of pelabresib and tulmimetostat, including i) forecasted number of patients, ii) expectations on selling price, iii) probability of successful product development and is therefore subject to significant judgement by management and considerable uncertainty. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s cash flow projections and significant assumptions regarding the probability of successful product development, the expected license income and revenues from sales of Tremfya, pelabresib and tulmimetostat, forecasted number of patients and expectations on selling price. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
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

Munich, Germany
March 12, 2024

PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

/s/Susanne Riedel /s/Sebastian Stroner
Wirtschaftsprüferin Wirtschaftsprüfer
(German Public Auditor) (German Public Auditor)

We have served as the Company’s auditor since 2011.

MorphoSys-Group:
Consolidated Financial Statements

Consolidated Statement of Profit or Loss (IFRS)

in €	Note	2023	2022	2021
Product Sales		85,036,809	84,899,483	66,860,637
Royalties		116,385,912	99,870,756	65,576,120
Licenses, Milestones and Other		36,855,592	93,496,764	47,175,087
Revenues	2.5.1, 3.1	238,278,313	278,267,003	179,611,844
Cost of Sales	2.5.2, 3.2	(58,354,035)	(48,619,885)	(32,194,705)
Gross Profit		179,924,278	229,647,118	147,417,139
Operating Expenses
Research and Development	2.5.3, 3.3.1	(283,614,139)	(297,812,160)	(225,211,206)
Selling	2.5.3, 3.3.2	(81,369,377)	(92,402,354)	(121,542,621)
General and Administrative	2.5.3, 3.3.3	(65,797,331)	(60,143,637)	(78,292,297)
Impairment of Goodwill	2.6.9, 3.3.5, 4.11	(1,619,233)	0	(230,714,620)
Total Operating Expenses		(432,400,080)	(450,358,151)	(655,760,744)
Operating Profit / (Loss)		(252,475,802)	(220,711,033)	(508,343,605)
Other Income	3.4	4,967,871	11,964,616	8,189,829
Other Expenses	3.4	(7,092,650)	(15,584,261)	(6,368,762)
Finance Income	3.4	213,362,823	412,065,798	96,612,146
Finance Expenses	3.4	(141,978,551)	(165,897,761)	(181,456,484)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	6.4.1	468,180	(12,000)	316,000
Share of Loss of Associates accounted for using the Equity Method	2.2.2, 4.12	(8,174,607)	(4,305,026)	0
Income Tax Benefit / (Expenses)	2.5.4, 3.5	1,188,537	(168,578,523)	76,590,860
Consolidated Net Profit / (Loss)		(189,734,199)	(151,058,190)	(514,460,016)
Earnings per Share, Basic and Diluted (in €)	2.5.5, 3.6	(5.53)	(4.42)	(15.40)
Shares Used in Computing Earnings per Share, Basic and Diluted	2.5.5, 3.6	34,312,744	34,155,650	33,401,069
The Notes are an integral part of these consolidated financial statements.
Consolidated Statement of Comprehensive Income (IFRS)

in €	2023	2022	2021
Consolidated Net Profit / (Loss)	(189,734,199)	(151,058,190)	(514,460,016)
Items that will not be reclassified to Profit or Loss
Change in Fair Value of Shares through Other Comprehensive Income	359,458	—	—
Items that may be reclassified to Profit or Loss
Foreign Currency Translation Differences from Consolidation	(27,250,608)	62,569,010	50,546,172
Other Comprehensive Income	(26,891,150)	62,569,010	50,546,172
Total Comprehensive Income	(216,625,349)	(88,489,180)	(463,913,844)
The Notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet (IFRS)

in €	Note	12/31/2023	12/31/2022
ASSETS
Current Assets
Cash and Cash Equivalents	2.6.1, 4.1	158,499,651	402,350,904
Other Financial Assets	2.6.1, 4.2	520,845,412	504,822,678
Accounts Receivable	2.6.1, 4.3	32,093,682	91,231,143
Financial Assets from Collaborations	2.6.1, 4.19	3,410,247	0
Income Tax Receivables	2.6.2, 4.4	5,284,542	2,601,052
Other Receivables	4.5	1,496,489	12,852,390
Inventories	2.6.3, 4.6	62,068,115	24,252,987
Prepaid Expenses and Other Assets	2.6.4, 4.7	30,323,373	50,929,633
Total Current Assets		814,021,511	1,089,040,787

Non-Current Assets
Property, Plant and Equipment	2.6.5, 4.8	3,890,162	5,926,942
Right-of-Use Assets	2.6.6, 4.9	11,100,166	45,060,360
Intangible Assets	2.6.7, 4.10	844,109,432	886,582,956
Goodwill	2.6.8, 4.11	342,296,501	356,239,773
Other Financial Assets	2.6.1, 4.2	1,133,982	0
Investment in Associates	2.2.2, 4.12	2,417,968	5,352,451
Prepaid Expenses and Other Assets	2.6.4, 4.7	7,341,491	8,728,994
Total Non-Current Assets		1,212,289,702	1,307,891,476
TOTAL ASSETS		2,026,311,213	2,396,932,263
The Notes are an integral part of these consolidated financial statements.

in €	Note	12/31/2023	12/31/2022
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	2.6.1, 2.6.10, 4.14	109,804,500	157,270,380
Lease Liabilities	2.6.6, 4.9	3,628,433	7,561,126
Tax Liabilities	2.6.12, 4.15	329,723	792,675
Provisions	2.6.10, 4.15	4,127,121	6,006,229
Contract Liability	2.6.11, 4.16	19,443,663	0
Bonds	2.6.1, 4.18	1,638,125	2,031,250
Financial Liabilities from Collaborations	2.6.1, 4.19	5,526,679	2,513,718
Financial Liabilities from Future Payments to Royalty Pharma	2.6.1, 4.20	119,811,363	102,171,167
Total Current Liabilities		264,309,607	278,346,545

Non-Current Liabilities
Lease Liabilities	2.6.6, 4.9	8,796,915	38,219,225
Provisions	2.6.10, 4.15	28,363,134	8,674,110
Deferred Tax Liability	2.6.13, 3.5, 4.17	6,549,655	6,506,420
Bonds	2.6.1, 4.18	244,020,955	291,647,407
Financial Liabilities from Collaborations	2.6.1, 4.19	108,868,561	217,825,779
Financial Liabilities from Future Payments to Royalty Pharma	2.6.1, 4.20	1,316,353,147	1,398,303,228
Total Non-Current Liabilities		1,712,952,367	1,961,176,169
Total Liabilities		1,977,261,974	2,239,522,714

Stockholders’ Equity
Common Stock	2.6.14, 4.21.1	37,655,137	34,231,943
Treasury Stock (53,685 and 65,980 shares for 2023 and 2022, respectively), at Cost	2.6.14, 4.21.4	(1,995,880)	(2,450,303)
Additional Paid-in Capital	2.6.14, 4.21.5	938,088,474	833,708,724
Other Comprehensive Income Reserve	2.6.14, 4.21.6	88,435,451	115,326,601
Accumulated Deficit	2.6.14, 4.21.7	(1,013,133,943)	(823,407,416)
Total Stockholders’ Equity		49,049,239	157,409,549
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		2,026,311,213	2,396,932,263
The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Stockholders’ Equity (IFRS)

	Note	Common Stock		Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders' Equity
		Shares	€	Shares	€	€	€	€	€
Balance as of January 1, 2021		32,890,046	32,890,046	131,414	(4,868,744)	748,978,506	2,211,419	(157,889,210)	621,322,017
Capital Increase, Net of Issuance Cost		1,337,552	1,337,552	0	0	83,301,053	0	0	84,638,605
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	5.1	0	0	0	0	2,587,931	0	0	2,587,931
Adjustment Balance Carryforward		0	0	0	0	0	0	0	0
Exercise of Stock Options Issued		4,345	4,345	0	0	236,889	0	0	241,234
Transfer of Treasury Stock for Long-Term Incentive Programs		0	0	(48,260)	1,783,690	(1,783,690)	0	0	0
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income		0	0	0	0	0	0	0	0
Foreign Currency Translation Differences from Consolidation		0	0	0	0	0	50,546,172	0	50,546,172
Consolidated Net Loss		0	0	0	0	0	0	(514,460,016)	(514,460,016)
Total Comprehensive Income		0	0	0	0	0	50,546,172	(514,460,016)	(463,913,844)
Balance as of December 31, 2021		34,231,943	34,231,943	83,154	(3,085,054)	833,320,689	52,757,591	(672,349,226)	244,875,943
Balance as of January 1, 2022		34,231,943	34,231,943	83,154	(3,085,054)	833,320,689	52,757,591	(672,349,226)	244,875,943
Capital Increase, Net of Issuance Cost		0	0	0	0	0	0	0	0
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	5.1	0	0	0	0	1,022,786	0	0	1,022,786
Adjustment Balance Carryforward		0	0	0	0	0	0	0	0
Exercise of Stock Options Issued		0	0	0	0	0	0	0	0
Transfer of Treasury Stock for Long-Term Incentive Programs	5.1	0	0	(17,174)	634,751	(634,751)	0	0	0
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income		0	0	0	0	0	0	0	0
Foreign Currency Translation Differences from Consolidation		0	0	0	0	0	62,569,010	0	62,569,010
Consolidated Net Loss		0	0	0	0	0	0	(151,058,190)	(151,058,190)
Total Comprehensive Income		0	0	0	0	0	62,569,010	(151,058,190)	(88,489,180)
Balance as of December 31, 2022		34,231,943	34,231,943	65,980	(2,450,303)	833,708,724	115,326,601	(823,407,416)	157,409,549
Balance as of January 1, 2023		34,231,943	34,231,943	65,980	(2,450,303)	833,708,724	115,326,601	(823,407,416)	157,409,549
Capital Increase, Net of Issuance Cost	2.6.14, 4.21.1, 4.21.5	3,423,194	3,423,194	0	0	92,622,059	0	0	96,045,253
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	5.1	0	0	0	0	5,940,339	0	0	5,940,339
Adjustment Balance Carryforward		0	0	0	0	0	0	7,672	7,672
Exercise of Stock Options Issued	2.6.14, 5.1	0	0	0	0	0	0	0	0
Transfer of Treasury Stock for Long-Term Incentive Programs	2.6.14, 5.1	0	0	(12,295)	454,423	(454,423)	0	0	0
Gain on the Disposal of an Investment	4.21.5	0	0	0	0	6,271,775	0	0	6,271,775
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income		0	0	0	0	0	359,458	0	359,458
Foreign Currency Translation Differences from Consolidation	4.21.6	0	0	0	0	0	(27,250,608)	0	(27,250,608)
Consolidated Net Loss	4.21.7	0	0	0	0	0	0	(189,734,199)	(189,734,199)
Total Comprehensive Income		0	0	0	0	0	(26,891,150)	(189,734,199)	(216,625,349)
Balance as of December 31, 2023		37,655,137	37,655,137	53,685	(1,995,880)	938,088,474	88,435,451	(1,013,133,943)	49,049,239
The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows (IFRS)

in €	Note	2023	2022	2021
Operating Activities:
Consolidated Net Profit / (Loss)		(189,734,199)	(151,058,190)	(514,460,016)
Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:
Impairments of Assets	4.7, 4.8, 4.10, 4.11	22,276,282	7,805,764	235,916,060
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	4.8, 4.9, 4.10	10,535,352	10,535,414	10,090,958
Net (Gain) / Loss of Other Financial Assets	4.2	(24,502,933)	(3,205,253)	(3,376,711)
(Income) from Reversals of Impairments / Impairments on Financial Assets	4.1, 4.2, 6.4.1	(468,180)	12,000	(316,000)
Net (Gain) / Loss on Derivative Financial Instruments		50,028	(212,445)	3,495,651
Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations	4.19	(106,731,155)	(301,066,774)	(16,007,722)
Non Cash Effective Net Change in Financial Liabilities from Future Payments to Royalty Pharma	4.20	(45,666,089)	(46,764,425)	42,766,283
Gain on Repurchase and interest expense from Convertible Bond	4.18	(5,340,499)	12,502,457	12,055,784
Share-based Payment	3.3.4, 5.1	27,370,992	3,638,977	2,585,426
Non Cash Income from Capitalization of Investment in Associates	4.12	0	(19,874,779)	0
Cash Income from Sales of Shares of Investment in Associates	4.5	(4,238,556)	0	0
Share of Loss of Associates accounted for using the Equity Method	4.12	8,174,607	4,305,026	0
Change in Fair Value Anti-Dilution Asset		4,253,268	0	0
Other Cash and Non-Cash Expenses (+) / Income (-)		3,798,704	0	0
Income Tax (Benefit) / Expenses	3.5	(1,188,537)	168,578,523	(76,590,860)
Changes in Operating Assets and Liabilities:
Accounts Receivable	4.3	56,874,720	(18,165,270)	10,532,824
Income Tax Receivables, Other Receivables, Inventories and Prepaid Expenses and Other Assets	4.4, 4.5, 4.6, 4.7	(24,828,127)	(11,924,577)	(30,348,390)
Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Provisions	4.9, 4.14, 4.15	(44,276,990)	(21,092,954)	(90,815,610)
Contract Liability	4.16	19,443,663	(252,594)	(2,363,139)
Income Taxes Paid (-) / Received (+)		(1,639,294)	(466,161)	(64,609,622)
Net Cash Provided by / (Used in) Operating Activities		(295,836,943)	(366,705,261)	(481,445,084)
The Notes are an integral part of these consolidated financial statements.

in €	Note	2023	2022	2021
Investing Activities:
Cash Payments to Acquire Other Financial Assets		(3,151,166,904)	(1,884,857,008)	(2,188,341,595)
Cash Receipts from Sales of Other Financial Assets		3,142,300,000	2,240,651,170	2,591,975,683
Cash Payments for Derivative Financial Instruments		(50,028)	—	(3,495,651)
Cash Receipts from Derivative Financial Instruments		0	212,445	—
Acquisitions, Net of Cash Acquired		0	0	(1,206,609,948)
Cash Payments to Acquire Property, Plant and Equipment	4.8	(349,467)	(1,932,486)	(3,810,210)
Cash Receipts from Sales of Property, Plant and Equipment		0	0	0
Cash Payments to Acquire Intangible Assets	4.10	(2,523,224)	(13,296,176)	(22,345,955)
Cash Receipts from Sales of Shares at Fair Value through Other Comprehensive Income		4,360,421	0	0
Cash Receipts from Sales of Shares of Investment in Associates		4,578,999	0	0
Cash Receipts from Sales of Subsidiaries		0	0	0
Interest Received		18,224,464	4,225,330	1,617,544
Net Cash Provided by / (Used in) Investing Activities		15,374,261	345,003,275	(831,010,132)

Financing Activities:
Cash Proceeds from Issuing Shares	4.21.1, 4.21.5	102,695,820	0	84,730,022
Cash Payments for Costs from Issuing Shares	4.21.5	(6,650,567)	0	(91,417)
Cash Proceeds in Connection with Exercised Stock (2021) and Convertible Bonds (2020)	4.21.1, 4.21.5	0	0	241,234
Cash Payments for Repurchases of own Convertible Bonds	4.18	(40,256,000)	0	0
Payment for transaction costs for repurchases of own convertible bonds	4.18	(548,856)	0	0
Cash Receipts (+) / Cash Payments (-) from Financing from Collaborations	4.19	(2,382,119)	23,774,611	40,004,094
Cash Receipts from Contracts with Royalty Pharma	4.20	0	295,420,975	1,206,706,749
Cash Payments for Costs in Connection with Contracts with Royalty Pharma	4.20	0	0	(796,003)
Cash Payments for Principal Elements of Lease Payments	4.9	(8,023,378)	(3,412,760)	(3,126,348)
Interest Paid		(1,836,396)	(4,365,151)	(4,744,851)
Net Cash Provided by / (Used in) Financing Activities		42,998,504	311,417,675	1,322,923,480

Effect of Exchange Rate Differences on Cash		(6,387,075)	(10,613,041)	2,985,312
Increase / (Decrease) in Cash and Cash Equivalents		(243,851,253)	279,102,648	13,453,576
Cash and Cash Equivalents at the Beginning of the Period		402,350,904	123,248,256	109,794,680
Cash and Cash Equivalents at the End of the Period		158,499,651	402,350,904	123,248,256
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
2    Summary of Material Accounting Policies
2.1    Basis of Application and Changes in Accounting Standards
2.1.1    Basis of Application
These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). All standards and interpretations were applied that were in force as of December 31, 2023 and adopted by the European Union (EU). As of December 31, 2023, there were no standards or interpretations that affected the consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 that were in effect, but not yet endorsed into European law. As a result, the consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. These consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch – HGB). In accordance with the regulations of the United States Securities and Exchange Commission, the statement of profit or loss is presented for a comparative period of three years. This extends beyond the comparative period of two years in accordance with the requirements of IFRS as adopted by the EU.
The consolidated financial statements as of the reporting dates of December 31, 2023 and 2022, as well as the periods from January 1 through December 31 for the years 2023, 2022 and 2021, comprise MorphoSys AG and its subsidiaries (collectively, the “MorphoSys Group” or the “Group”). MorphoSys AG prepares the consolidated financial statements for the largest and the smallest consolidated group.
All figures in this report were rounded to the nearest euro, thousand euros or million euros.
Due to the war in Ukraine, clinical trials in Ukraine and Russia were stopped and moved to other countries. Neither this nor the conflict in the Middle East had a significant negative impact on the business activities of MorphoSys AG. The same applies to the Company's net assets, financial position and results of operations. Indirect effects such as rising energy prices, inflation and fluctuating exchange rates also have no material impact on business activities in the past fiscal year.
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
2.1.2     Changes in Accounting Policies and Disclosures
The accounting standards applied generally correspond to the policies used in the prior year.

New or Revised Standards and Interpretations Adopted for the first Time in the Financial Year

Standard / Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Impact on MorphoSys
IFRS 17 and IFRS 17 (A)	Insurance Contracts and Amendments to IFRS 17	01/01/2023	yes	none
IFRS 17 (A)	Initial Application of IFRS 17 and IFRS 9 — Comparative Information	01/01/2023	yes	none
IAS 1 (A)	Disclosure of Accounting Policies and IFRS Practice Statement 2	01/01/2023	yes	yes
IAS 8 (A)	Definition of Accounting Estimates	01/01/2023	yes	yes
IAS 12 (A)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	01/01/2023	yes	yes
IAS 12 (A)	International Tax Reform – Pillar Two Model Rules	01/01/2023	yes	none
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

Standard / Interpretation		Mandatory Application for financial years starting on	Adopted by the European Union	Possible Impact on MorphoSys
IAS 1 (A)	Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants	1/1/2024	yes	yes
IAS 7 (A) and IFRS 7 (A)	Supplier Finance Arrangements	1/1/2024	no	none
IFRS 16 (A)	Lease Liability in a Sale and Leaseback	1/1/2024	yes	none
IAS 21 (A)	The Effects of Changes in Foreign Exchange Rates - Lack of Exchangeability	1/1/2025	no	none
(A) Amendments
2.2    Consolidation Principles
2.2.1    Consolidated Companies and Scope of Consolidation
MorphoSys AG, as the ultimate parent company, is located in Planegg, near Munich. MorphoSys AG has one wholly owned subsidiary, MorphoSys US Inc. (Boston, Massachusetts, USA). MorphoSys US Inc. in turn has a wholly owned subsidiary - Constellation Pharmaceuticals, Inc. (Boston, Massachusetts, USA). Constellation Pharmaceuticals, Inc. also has a wholly owned subsidiary, Constellation Securities Corp. (Boston, Massachusetts, USA). Constellation Pharmaceuticals, Inc. and Constellation Securities Corp. are collectively referred to as “Constellation,” and all entities constitute the “MorphoSys Group” or “Group.”
The consolidated financial statements as of December 31, 2023, were prepared by the Management Board on March 12, 2024, by resolution of the Management Board, authorized for issue, and forwarded to the Supervisory Board for review and approval. The members of the Group’s Management Board are Jean-Paul Kress, M.D., as Chief Executive Officer (Chair of the Management Board) and Lucinda Crabtree, Ph.D., as Chief Financial Officer. On March 14, 2023, MorphoSys announced that Lucinda Crabtree, Ph.D., will join as Chief Financial Officer. She started on August 8, 2023. On March 17, 2023, Sung Lee left the company and resigned as a member of the Management Board. With effect as of March 1, 2023, Charlotte Lohmann has been appointed as a member of the Management Board until August 31, 2023.
2.2.2    Consolidation Methods
Subsidiaries
The following Group subsidiaries are included in the scope of consolidation, as shown in the table below.

Company	Purchase of Shares / Establishment	Included in Basis of Consolidation since
Constellation Pharmaceuticals, Inc., Boston, Massachusetts, USA	July 2021	07/15/2021
Constellation Securities Corp., Boston, Massachusetts, USA	July 2021	07/15/2021
MorphoSys US Inc., Boston, Massachusetts, USA	July 2018	07/02/2018
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
Where the Groups' share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other long-term interest that is attributable to the net investment in the investee in substance, the Group does not recognize further losses, unless it has incurred legal and constructive obligations or made payments on behalf of the investee.
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
The carrying amount of equity-accounted investments is tested for impairment in accordance with the impairment method described in Note 2.6.9 "Impairment of Non-Financial Assets" in the consolidated financial statements as of December 31, 2023. The net investment in an associate is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of events that occurred after the initial recognition of the net investment and that loss events have an impact on the estimated future cash flows from the net investment that can be reliably estimated. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is an objective evidence of impairment.
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

Accruals
The Group has entered into various research and development contracts with research institutions and other companies. These agreements are generally cancellable, and related costs are recorded as research and development expenses as incurred. The Group recognizes accruals for estimated ongoing research costs that have been incurred. When evaluating the appropriateness of the accrued expenses, the Group analyzes the progress of the studies, including the phase and completion of events, invoices received and contractually agreed costs. Significant judgments and estimates are made in determining the deferred balances at the end of any reporting period. Actual results may differ from the Group’s estimates. The Group’s historical accrual estimates have not been materially different from the actual costs.
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
The Group considers all balances on bank accounts and cash in hand to be cash and cash equivalents. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment.
Assets that are held to collect the contractual cash flows and to sell the financial assets and where the cash flows represent principal and interest payments only are measured at fair value through other comprehensive income (FVOCI). The Group does not hold any financial assets that are measured at fair value through other comprehensive income.
Assets that do not meet the criteria of the categories “at amortized cost” or “at fair value through other comprehensive income” are allocated to the category “at fair value through profit or loss” (FVTPL). Gains and losses on debt instruments that are subsequently measured at fair value through profit or loss are recognized in other income/expenses or the finance result in the period in which they occur. The Group's financial assets measured at fair value through profit or loss include part of the balance sheet item "Other Financial Assets" (money market funds) and the balance sheet item "Financial Assets from Collaborations". Derivatives with a positive fair value are recorded in the balance sheet item "Other Receivables" and derivatives with a negative fair value are recorded in the balance sheet item "Other Liabilities."
MorphoSys does not apply hedge accounting.
The Group reclassifies debt instruments only in case when there is a change in the business model for managing such assets.

For investments in equity instruments that are not held for trading, classification depends on whether the Group has irrevocably elected, at the time of initial recognition when the instrument is acquired, to measure the equity instruments at fair value through other comprehensive income. If this option is not exercised, equity instruments are measured at fair value through profit or loss. The Group has exercised the option to measure all equity instruments held at fair value through other comprehensive income. As a result, after derecognition of such an instrument, no subsequent reclassification of these gains and losses to the consolidated income statement takes place. Dividends from such instruments continue to be recognized in profit or loss under other income when the Group's right to receive payment is established. Equity instruments include the equity investments made by the Group. As of December 31, 2023, MOR Group does not account for any equity instruments.
Impairment and Reversal of Impairment
Financial assets in the categories measured at amortized cost (AC) and at fair value through other comprehensive income (FVOCI) require the calculation of an impairment loss, which is recognized on the basis of expected credit losses. A distinction is made between a general and a simplified impairment model.
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
2.6.2    Income Tax Receivables
Income tax receivables mainly include receivables from the tax authorities in connection with tax receivables from tax allowances and withheld capital gains tax, which were recognized at nominal value.
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
Material used in clinical trials (investigational medicinal product or IMP) is not capitalized since recognition criteria for inventory are not met. IMP is therefore expensed when incurred and recognized in the income statement under research and development expenses.

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
2.6.6    Leases
For lessees, a uniform approach is applied to the recognition of leases, according to which assets for the right-of-use assets of the leased assets and liabilities for the payment obligations entered into are required to be recognized in the balance sheet for all leases. At the time a leased asset becomes available for the Group’s use, a right-of-use asset and corresponding lease liability are recognized in the balance sheet. Lease accounting is applied at the lowest component and the Group analyzes whether the lease contains more than one component.
In determining the term of the lease, all facts and circumstances are taken into account that provide an economic incentive to exercise extension options. If extension options are exercised with sufficient certainty, they are taken into account when determining the term of the contract.
Right-of-use assets are measured at cost, which is calculated as the lease liability plus lease payments made at or before the date on which the asset is made available for use, less lease incentives received and additional initial direct costs and dismantling obligations. Subsequent measurement of right-of-use assets is at amortized cost. The right-of-use assets are amortized on a straight-line basis over the shorter of either the useful life or the term of the lease agreement and the amortization is recognized in profit or loss. The useful economic lives of the right-of-use assets are regularly revised.
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
Licenses for Marketed Products
The balance sheet item contains prepaid license fees and milestone payments for Monjuvi® that are subsequently paid after the milestones have been reached. The Group amortizes those payments over the estimated useful life of the acquired license. The duration and method of amortization are reviewed at the end of each financial year. In the case of triggering events, the asset is tested for any impairment. Because the Group applies the cost accumulation approach, milestones in the near future are not taken into account.
In-Process R&D Programs
This line item contains capitalized payments from the in-licensing of compounds, as well as milestone payments for these compounds subsequently paid as milestones were achieved. Additionally, intangible assets identified in a business combination are included in this balance sheet item. No market approvals have been granted for those compounds.
Internally Generated Intangible Assets
Certain development costs related to tafasitamab and Monjuvi® have been capitalized as internally generated intangible assets, as the recognition criteria, as stated above, are met. The development of these assets is currently not yet completed and therefore they are not yet subject to amortization. Until the development activities are completed, the capitalized assets will undergo an annual impairment test.

Software
Software is recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.6.9). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful life of three to five years. Software is amortized from the date the software is operational.

Intangible Asset Class	Useful Life	Amortization Rates
Patents	10 years	10%
Licenses and Licenses for Marketed Products	8 - 24 years	13% - 4%
In-process R&D Programs and Internally Generated Intangible Assets	Not yet amortized, Impairment Only	—
Software	3 years	33%
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
3    Notes to the Statement of Profit or Loss
3.1    Revenues and Revenues Recognition

in 000' €	2023	2022	2021
Product Sales, Net	85,037	84,899	66,861
Royalties	116,386	99,871	65,576
License Fees	151	56,389	43
Milestone Payments	2,840	3,216	19,952
Service Fees	15,028	19,365	19,726
Other	18,836	14,527	7,454
Licenses, Milestones and Other	36,855	93,497	47,175
Total	238,278	278,267	179,612
The following overview shows the Group’s regional distribution of revenue on the basis of the customer location:

in 000' €	2023	2022	2021
Germany	0	0	0
Europe (excluding Germany)	26,794	28,739	19,075
Asia	8	597	4,253
USA	211,476	248,931	156,284
Total	238,278	278,267	179,612
47% of the Group's revenues was generated with the customer Janssen, 16% with McKesson and 15% with Incyte (2022: 35% with Janssen, 15% with HI-Bio, 12% with McKesson; 2021: 36% with Janssen, 14% with Incyte, 9% with GSK).
Of the sales generated in Europe in 2023, a total of € 25.6 million is attributable to Switzerland (2022: € 28.0 million to Switzerland; 2021: € 16.0 million to the United Kingdom).
The following overview shows the timing of the satisfaction of performance obligations:

in 000' €	2023	2022	2021
At a Point in Time	223,251	258,831	159,843
Over Time	15,028	19,437	19,769
Total	238,278	278,267	179,612
Of the total revenues generated in 2023, a total of € 119.2 million were recognized from performance obligations that were fulfilled in previous periods and related to milestone payments and royalties (2022: € 103.1 million; 2021: € 85.5 million).
In 2023 the revenues from Service Fees are presented in the category "Over Time" for the satisfaction of the performance obligation. In 2022 and 2021 the revenue recognition criteria relating to the Service Fees was also "Over Time", however were shown in our notes disclosures as "At a Point in Time", which has now been corrected in 2023.

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
3.2    Cost of Sales
Cost of sales consisted of the following:

in 000' €	2023	2022	2021
Expensed Acquisition or Production Cost of Inventories	30,706	28,765	12,618
Personnel Expenses	8,153	9,530	11,630
Impairment (+) and Reversals of Impairment (-) on Inventories	7,400	0	0
Impairment, Amortization and Other Costs of Intangible Assets	10,694	9,785	7,409
External Services	1	31	289
Depreciation and Other Costs for Infrastructure	1,300	404	221
Other Costs	101	105	28
Total	58,354	48,620	32,195

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
3.3    Operating Expenses
3.3.1    Research and Development Expenses
Research and development expenses consisted of the following:

in 000' €	2023	2022	2021
Personnel Expenses	80,166	64,952	65,941
Consumable Supplies	341	3,817	4,055
Impairment, Amortization and Other Costs of Intangible Assets	16,337	14,799	7,859
External Services	170,856	198,054	131,467
Depreciation and Other Costs for Infrastructure	10,975	10,779	11,773
Other Costs	4,939	5,411	4,116
Total	283,614	297,812	225,211
3.3.2    Selling Expenses
Selling expenses consisted of the following:

in 000' €	2023	2022	2021
Personnel Expenses	39,820	48,562	63,517
Consumable Supplies	4	49	86
Amortization of Intangible Assets	136	162	138
External Services	32,748	35,826	51,265
Depreciation and Other Costs for Infrastructure	2,345	1,523	870
Other Costs	6,316	6,280	5,667
Total	81,369	92,402	121,543

3.3.3    General and Administrative Expenses
General and administrative expenses consisted of the following:

in 000' €	2023	2022	2021
Personnel Expenses	43,152	32,454	32,589
Consumable Supplies	(327)	115	88
Amortization of Intangible Assets	1,064	1,213	596
External Services	14,618	18,595	35,892
Depreciation and Other Costs for Infrastructure	3,717	5,002	6,885
Other Costs	3,573	2,765	2,242
Total	65,797	60,144	78,292
3.3.4    Personnel Expenses
Personnel expenses consisted of the following:

in 000' €	2023	2022	2021
Wages and Salaries	128,554	136,673	158,094
Social Security Contributions	13,722	12,778	11,191
Share-based Payment Expense	27,439	3,681	2,585
Other	1,577	2,366	1,807
Total	171,291	155,498	173,677
The increase in share-based payment expenses is mainly due to the increase in the share price of MorphoSys AG as of December 31, 2023, compared to the previous year (December 31, 2023: €34.00; December 31, 2022: €13.21), which is used for the valuation of the share-based payment programs.
The cost of defined contribution plans amounted to € 3.2 million in 2023 (2022: € 4.3 million; 2021: € 2.8 million).
The following average number of employees were employed in the various functions in recent fiscal years.

	2023	2022	2021
Production	9	7	7
Research and Development	365	438	440
Selling	63	72	108
General and Administrative	127	130	123
Total	564	647	678
At December 31, 2023 the number of employees amounted to 524 (December 31, 2022: 629; December 31, 2021: 732).
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
3.3.5    Impairment of Goodwill
In the financial year 2023, an impairment of € 1.6 million was recognized on goodwill, which initially resulted from an acquisition in financial year 2010 (2022 € 0.0 million; 2021: € 230.7 million).

3.4    Other Income and Expenses, Finance Income and Finance Expenses
The other income is shown in the following overview.

in 000' €	2023	2022	2021
Gain on Foreign Exchange	3,158	11,426	7,640
Grant Income	0	0	5
Income from Other Items	1,810	539	545
Other Income	4,968	11,965	8,190
The other expenses are shown in the following overview.

in 000' €	2023	2022	2021
Loss on Foreign Exchange	(6,250)	(15,030)	(5,944)
Expenses from Other Items	(842)	(554)	(425)
Other Expenses	(7,093)	(15,584)	(6,369)
The finance income is shown in the following overview.

in 000' €	2023	2022	2021
Foreign Exchange Gains	17,526	14,260	18,782
Gains from Measurement at Fair Value	7,143	7,596	15,231
Income from Carrying Amount Adjustments of Financial Liabilities at Amortized cost	149,746	385,592	61,876
Income from Sale of Shares	4,239	0	0
Interest Income	18,316	4,618	723
Gain from Repurchase of own Convertible Bonds	16,393	0	0
Finance Income	213,363	412,066	96,612
The finance expenses are shown in the following overview.

in 000' €	2023	2022	2021
Foreign Exchange Losses	(8,542)	(45,645)	(46,297)
Losses from Measurement at Fair Value	(5,306)	(545)	(4,247)
Effective Interest Expenses from Financial Liabilities at Amortized Cost	(104,273)	(112,717)	(62,252)
Expenses from Carrying Amount Adjustments of Financial Liabilities at Amortized cost	(18,162)	(2,917)	(64,846)
Other Interest Expenses	(4,661)	(2,752)	(2,415)
Interest Expenses on Lease Liabilities	(924)	(1,051)	(1,157)
Bank Fees	(111)	(271)	(242)
Finance Expenses	(141.979)	(165.898)	(181.456)
The explanation of the main components of financial income and financial expenses can be found in Note 4.5, 4.19 and 4.20 of these notes.
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
3.5    Income Tax Benefit / Expenses
MorphoSys AG is subject to corporate taxes, the solidarity surcharge and trade taxes. The Company’s corporate income tax rate in the reporting year remained unchanged (15.0%), as did the solidarity surcharge (5.5%) and the effective trade tax rate (10.85%), resulting in a combined tax rate of 26.675%.

The U.S. tax group, comprising of MorphoSys US Inc. and Constellation is subject to Federal Corporate Income Tax of 21.0% and State Income Tax. State Income Taxes reflected a mix of various state tax rates and resulted in an average state tax rate of 6.38%.

in 000' €	2023	2022	2021
Current Tax Benefit / (Expense) (Thereof Regarding Prior Years: kEUR 1,464; 2022: kEUR (577); 2021: kEUR 96)	1,464	(577)	1,172
Deferred Tax Benefit / (Expenses)	(275)	(168,001)	75,419
Total Income Tax Benefit / (Expenses)	1,189	(168,578)	76,591
The Group recognized a total income tax benefit of € 1.2 million in the reporting year 2023. This consisted of a deferred tax expense of € 0.3 million , as well as € 1.5 million current tax benefit, which mainly result from tax allowances recognized for prior years.
The following table reconciles the expected income tax expense to the actual income tax expense as presented in the consolidated financial statements. The combined income tax rate of 26.675% in the 2023 financial year (2022: 26.675%; 2021: 26.675%) was applied to profit before taxes to calculate the statutory income tax expense. This rate consisted of a corporate income tax of 15.0%, a solidarity surcharge of 5.5% on the corporate tax, and an average trade tax of 10.85% applicable to the Group.

in 000' €	2023	2022	2021
Earnings Before Income Taxes	(190,923)	17,520	(591,051)
Expected Tax Rate	26.675%	26.675%	26.675%
Expected Income Tax	50,929	(4,674)	157,663
Tax Effects Resulting from:
Share-based Payment	(1,463)	(358)	(547)
Permanent Differences	(336)	0	(58,971)
Non-Tax-Deductible Items	(395)	(574)	(1,992)
Non-taxable income	1,213	0	0
Derecognition of Deferred Tax Assets on Temporary Differences	(15,847)	(112,354)	(8,117)
Derecognition of Deferred Tax Assets on Tax Losses	(32,975)	(45,953)	(7,817)
Tax Rate Differences to Local Tax Rates	(1,312)	(4,617)	(3,721)
Prior Year Taxes	1,055	0	96
Other Effects	320	(49)	(3)
Actual Income Tax	1,189	(168,578)	76,591
Effective Tax Rate	0.6%	962.2%	13.0%
The permanent differences as of December 31, 2021, related exclusively to the impairment of goodwill.
As of December 31, 2023, the group companies are still in a history of losses. Therefore, the increased requirement for the impairment test according to IAS 12.35 was applied unchanged as in the previous year. In this context, the existence of other substantial indications is required that in the future the availability of corresponding taxable income is no longer only probable, but sufficiently certain. Taking into account these increased recognition requirements, it could not be demonstrated with certainty for the long-term planning period of the Company that corresponding positive tax planning results will be available to ensure the recoverability of the deferred tax assets on temporary differences or tax loss carryforwards. For this reason, deferred tax assets were only capitalized to the extent that they will be offset against the scheduled reversal of deferred tax liabilities in the future and otherwise not recognized or impaired.
Due to the history of losses and the current uncertainties regarding the realization of planned taxable income, corresponding deferred tax assets on loss carry forwards were only recognized as outlined in the following table.

in 000' €	Carry-Forward of Tax Losses
Tax Losses from Prior Years	780,297
Tax Losses from Current Year	125,486
Foreign Currency Translation Differences	(21,238)
Total Tax Losses as of December 31, 2023	884,545
Expected Deferred Tax Assets on Total Tax Losses	207,333
Derecognition of Deferred Tax Assets on Tax Losses	(78,100)
Deferred Tax Assets on Tax Losses	129,233
The tax losses as of December 31, 2023, include losses of € 150.0 million with a limited utilization period, which relate to the U.S. tax group and forfeit from 2027 until 2036. The deferred tax assets on temporary differences, which have not been capitalized in the period, amount to € 15.8 million.
Deferred tax liabilities are presented as non-current items in the consolidated statements of financial position. Deferred tax assets and deferred tax liabilities consisted of the following:

in 000’s €, as of December 31	Deferred Tax Asset 2023	Deferred Tax Asset 2022	Deferred Tax Liability 2023	Deferred Tax Liability 2022
Financial Liabilities from Future Payments to Royalty Pharma	55,495	47,465	397	0
Bonds	0	0	4,823	8,897
Leases	0	0	2,327	1,849
Intangible Assets	14,259	12,808	193,458	195,826
Receivables and Other Assets	0	0	2,282	2,562
Property, Plant and Equipment	0	0	123	239
Provisions	0	0	5	0
Other Liabilities	0	0	2,122	1,355
Tax Losses	129,233	143,949	0	0
Offsetting	(198,987)	(204,222)	(198,987)	(204,222)
Total	0	0	6,550	6,506

	Changes in Deferred Taxes in 2023
in 000' €	Income / (Expense)	Direct Recognition in Equity
Financial Liabilities from Future Payments to Royalty Pharma	7,633	0
Bonds	4,074	0
Leases	(478)	0
Intangible Assets	3,819	0
Receivables and Other Assets	280	0
Property, Plant and Equipment	116	0
Provisions	(5)	0
Other Liabilities	(767)	0
Tax Losses	(14,716)	0
Foreign Currency Translation Differences	(231)	0
Total	(275)	0
As of December 31, 2023 there were no deferred tax items recognized against equity (2022: € 0.0 million; 2021: € 0.0 million).

3.6    Earnings per Share
Basic earnings per share are calculated by dividing the 2023 consolidated net loss of € 189,734,199 (2022: consolidated net loss of € 151,058,190; 2021: consolidated net loss of € 514,460,016) by the weighted-average number of ordinary shares outstanding during the respective year (2023: 34,312,744; 2022: 34,155,650; 2021: 33,401,069).
Diluted earnings per share is calculated by taking into account the potential increase in the Group’s ordinary shares as the result of granted stock options, restricted stock units and convertible bonds.
The following table shows the reconciliation of basic earnings per share to diluted earnings per share (in €, except for disclosures in shares).

	2023	2022	2021
Numerator (in €)
Consolidated Net Profit / (Loss) - used in calculating Basic Earnings per Share	(189,734,199)	(151,058,190)	(514,460,016)
Profit used in calculating Diluted Earnings per Share	(189,734,199)	(151,058,190)	(514,460,016)
Denominator (in Shares)
Weighted average Ordinary Shares Used in Calculating Basic Earnings per Share	34,312,744	34,155,650	33,401,069
Weighted average Ordinary Shares and potential Ordinary Shares Used in Calculating Diluted Earnings per Share	34,312,744	34,155,650	33,401,069
Earnings per Share (in €)
Basic	(5.53)	(4.42)	(15.40)
Diluted	(5.53)	(4.42)	(15.40)
The 630,104 restricted stock units are still unvested as of December 31, 2023 and the 1,996,344 shares from the convertible bonds are potentially dilutive shares for 2023, but excluded from the calculation of dilutive earnings per share as it would result in a decline in the loss per share.
4    Notes to the Balance Sheet
4.1    Cash and Cash Equivalents

in 000' €	12/31/2023	12/31/2022
Bank Balances and Cash in Hand	158,511	402,353
Impairment	(11)	(2)
Cash and Cash Equivalents	158,500	402,351
The presentation of the development of the expected twelve-month loss for cash and cash equivalents can be found in Note 6.4.1.
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

4.2    Other Financial Assets
Other Financial Assets include, on the one hand, money market funds classified as FVTPL and on the other hand term deposits and bonds classified as AC.
The financial assets at fair value, with changes recognized in profit or loss, are following.

			Unrealized
in 000' €	Maturity	Cost	Gross Profit	Losses	Market Value
December 31, 2023
Money Market Funds	daily	227,363	6,730	0	234,094
Total					234,094
December 31, 2022
Money Market Funds	daily	14,616	6	0	14,622
Total					14,622
Details on the fair value hierarchy and the measurement methods for Financial Assets from Escrow Accounts can be found in Note 6.3. As of December 31, 2023, the escrow account amounted to € 0.8 million (December 31. 2022: € 0.0).
Realized and unrealized gains and losses on money market funds were recognized in the finance result in profit or loss. The valuation of money market funds resulted in a net gain of € 6.7 million in 2023 (2022: net gain of € 0.2 million; 2021: net gain of € 0.6 million).
The financial assets at amortized cost are shown in the following overview.

in 000’ €	Maturity	Cost	Effective Interest Income (+) / Expense (-)	Impairment	Carrying Amount
December 31, 2023
Term Deposits, Current Portion	1 to 12 months	285,546	639	(201)	285,984
Total					285,984
December 31, 2022
Term Deposits, Current Portion	1 to 12 months	490,000	881	(680)	490,201
Total					490,201
As of December 31, 2023, these assets mainly consisted of term deposits with fixed or variable interest rates.
Net interest income from financial assets classified as “at amortized cost” amounted to € 18.3 million in 2023 (2022: € 3.0 million net interest expense; 2021: € 1.7 million net interest expense) and was recognized in the finance result.
The risk associated with these financial instruments results primarily from bank credit risks. Further information on the credit risk for term deposits and corporate bonds can be found in Note 6.4.1.
4.3    Accounts Receivable
All accounts receivable are non-interest-bearing and generally have payment terms of between 20 and 66 days. As of December 31, 2023, and as of December 31, 2022, accounts receivable mainly consisted of receivables against Incyte from shared development costs as well as receivables from Monjuvi® product sales.
As of December 31, 2023, a total of € 14.4 million of the carrying amount of accounts receivables was attributable to the single Customer Incyte (December 31, 2022: € 51.4 million), or 45% of the Group‘s total accounts receivable at the end of 2023 (December 31, 2022: 56%).

The table below shows the accounts receivable by region as of the reporting date.

in 000' €	12/31/2023	12/31/2022
Germany	83	—
Europe (excluding Germany)	2,391	1,606
Asia	16	—
USA	29,770	90,038
Impairment	(166)	(414)
Total	32,094	91,231
The presentation of the development of the risk provisions in the 2023 and 2022 financial years for accounts receivable using the simplified impairment model can be found in Note 6.4.1.
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
4.4    Income Tax Receivables
As of December 31, 2023, income tax receivables amounted to € 5.3 million (December 31, 2022: € 2.6 million). These mainly comprised tax refund claims from tax allowances and withheld capital gains tax, which were recognized at nominal value.
4.5    Other Receivables
Other receivables as of December 31, 2023, mainly consisted of receivables from creditors with debit accounts in the amount of € 1.0 million (December 31, 2022: € 2.0 million). After the recognition of the change in fair value in the amount of € 4.3 million of the anti-dilution right from the HI-Bio acquisition and the executed financing round in December 2023, the anti-dilution right was fully utilized and hence the balance of the anti-dilution right as of December 31, 2023, was reduced to € 0.0 million (December 31, 2022: € 9.8 million). Further details can be found in Note 4.12.
The anti-dilution right was measured FVTPL and its measurement was based in part on unobservable parameters. This resulted in a fair value classification in the Level 3 valuation hierarchy. The planning assumptions underlying the valuation was influenced by estimates derived from the business valuation of HI-Bio. As of December 31, 2023, the anti-dilution right was fully used and hence balance sheet item was 0 €.
The anti-dilution right changed in 2023 and 2022 as follows.

in 000' €	2023	2022
Balance as of January 1	9,832	0
Additions	0	10,377
Gains/(losses) recognized in profit or loss statement	(4,251)	(386)
Reclassification to investment in associates	(5,581)	(160)
Balance as of December 31	0	9,832
As of December 31, 2023 and December 31, 2022, there were no impairments recognized on other receivables due to the low estimated risk.
4.6    Inventories
The table below shows inventories as of the reporting date.

in 000' €	12/31/2023	12/31/2022
Raw materials, Supplies and Production Materials	44,172	13,822
Finished Goods	25,296	10,431
Impairment	(7,400)	0
Total	62,068	24,253
As part of the assessment of the net realizable value test for the inventory, the Company performed an assessment of the shelf-life of the product on stock benchmarked against the most recent demand forecast. This analysis led to an impairment and respective losses are presented in cost of sales in the income statement. An impairment loss of € 7.4 million had to be recognized in 2023 (2022: € 0.0 million). Included in the value of the "Finished Goods" is an amount of € 19.4 million of drug substance which has already been prepaid by the customer. For details refer to 4.16 "Contract Liabilities."
The increase in "Raw materials and supplies" is mainly due to the purchase of drug substance during the year, which is the basis for further drug product production.
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
4.7    Prepaid Expenses and Other Assets
The current prepaid expenses and other assets are shown in the following table.

in 000' €	12/31/2023	12/31/2022
Receivables due from Tax Authorities from Input Tax Surplus	3,780	5,669
Prepayments for External Laboratory Services	1,711	5,937
Prepayments for Sublicenses	3,193	2,082
Other Prepayments	21,639	37,242
Total	30,323	50,930
"Other Prepayments" mainly include payments made in advance for raw materials and supplies required for the production of tafasistamab as well as for maintenance contracts, insurances and sublicenses. The decrease compared to the previous year is mainly due to lower prepayments for external laboratory services and consumables in connection with the production of tafasitamab.
The non-current prepaid expenses and other assets are shown in the following table.

in 000' €	12/31/2023	12/31/2022
Prepaid Expenses	6,124	7,405
Other Assets	1,217	1,324
Total	7,341	8,729
The non-current prepaid expenses mainly include prepayments for external services that will be utilized from 2025 onwards.
The Group has classified certain items within other assets as “restricted cash” that is not available for operational purposes of the Group. As of December 31, 2023, the Group had non-current restricted cash of € 1.0 million for rental deposits issued (December 31, 2022: € 1.1 million). As of December 31, 2023, € 0.2 million were deposited as collateral for credit cards by MorphoSys US Inc. (December 31, 2022: € 0.2 million).

4.8    Property, Plant and Equipment

in 000' €	Office and Laboratory Equipment	Furniture and Fixtures	Total
Cost
January 1, 2022	22,768	4,608	27,376
Additions	1,769	163	1,932
Disposals	(2,244)	(1,018)	(3,262)
Foreign Currency Translation Differences from Consolidation	147	257	404
December 31, 2022	22,440	4,010	26,450
Accumulated Depreciation and Impairment
January 1, 2022	18,809	1,460	20,269
Depreciation Charge for the Year	2,205	684	2,889
Impairment	349	49	398
Disposals	(2,230)	(1,000)	(3,230)
Foreign Currency Translation Differences from Consolidation	93	104	197
December 31, 2022	19,226	1,297	20,523
Carrying Amount
January 1, 2022	3,959	3,148	7,107
December 31, 2022	3,214	2,713	5,927
Cost
January 1, 2023	22,440	4,010	26,450
Additions	389	0	389
Disposals	(38)	(40)	(78)
Foreign Currency Translation Differences from Consolidation	(33)	(115)	(148)
December 31, 2023	22,758	3,855	26,613
Accumulated Depreciation and Impairment
January 1, 2023	19,226	1,297	20,523
Depreciation Charge for the Year	1,671	644	2,315
Disposals	(31)	0	(31)
Foreign Currency Translation Differences from Consolidation	(27)	(57)	(84)
December 31, 2023	20,839	1,884	22,723
Carrying Amount
January 1, 2023	3,214	2,713	5,927
December 31, 2023	1,919	1,971	3,890
No borrowing costs were capitalized during the reporting period, and there were neither restrictions on the retention of title nor property, plant and equipment pledged as security for liabilities. There were no material contractual commitments for the purchase of property, plant and equipment as of the reporting date.
Depreciation is contained in the following line items of profit or loss.

in 000' €	2023	2022	2021
Research and Development	1,557	1,818	1,681
Research and Development (Impairment)	0	398	1,537
Selling	226	113	63
General and Administrative	532	958	1,089
Total	2,315	3,287	4,370

4.9    Leases
The development of the right-of-use assets and lease liabilities is shown below.

	Right-of-Use Assets				Lease Liabilities
in 000' €	Building	Cars	Technical Equipment	Total
Balance as of January 1, 2022	41,051	246	1,188	42,485	42,584
Additions	2,146	31	4,047	6,224	6,224
Depreciation of Right-of-Use Assets	(3,424)	(131)	(387)	(3,942)	0
Interest Expenses on Lease Liabilities	0	0	0	0	1,051
Lease Payments	0	0	0	0	(4,446)
Disposals	0	0	0	0	0
Value adjustment	0	0	0	0	0
Foreign Currency Translation Differences from Consolidation	280	0	14	292	368
Balance as of December 31, 2022	40,053	146	4,862	45,060	45,781
Balance as of January 1, 2023	40,053	146	4,862	45,060	45,781
Additions	2	106	1,397	1,505	1,505
Depreciation of Right-of-Use Assets	(6,966)	(127)	(1,187)	(8,280)	0
Interest Expenses on Lease Liabilities	0	0	0	0	924
Lease Payments	0	0	0	0	(8,581)
Disposals	0	0	(27)	(27)	0
Value adjustment	(25,855)	0	(1,188)	(27,043)	(27,054)
Foreign Currency Translation Differences from Consolidation	(102)	0	(13)	(115)	(150)
Balance as of December 31, 2023	7,132	125	3,844	11,100	12,425
Lease agreements had the following effects on the statement of profit or loss.

in 000' €	2023	2022	2021
Depreciation of Right-of-Use Assets	4,607	3,942	3,648
Depreciation of Right-of-Use Assets (Change of Useful Life)	3,673	0	0
Interest Expenses on Lease Liabilities	924	1,051	1,157
Expenses for Short Term Leases	0	256	1,553
Expenses for Leases of Low Value Assets	31	19	17
Total	9,235	5,268	6,375
Depreciation of right-of-use assets is contained in the following line items of profit or loss.

in 000' €	2023	2022	2021
Cost of Sales	1,190	384	221
Research and Development	4,533	1,897	1,636
Selling	956	126	79
General and Administrative	1,601	1,535	1,711
Total	8,280	3,942	3,648
The maturity analysis of the lease liabilities as of December 31, 2023, is as follows.

December 31, 2023; in 000’ €
Contractual Maturities of Financial Liabilities	Less than 1 Year	Between One and Five Years	More than 5 Years	Total Contractual Cash Flows	Carrying Amount Liabilities
Lease Liabilities	4,124	9,237	0	13,360	12,425
The rental conditions for leases are negotiated individually and include different terms. Leases are generally concluded for fixed periods but may include extension options. Such contractual conditions offer the Group the greatest possible operational flexibility. In determining the term of the lease, all facts and circumstances are taken into account that provide an economic incentive to exercise extension options. If extension options are exercised with sufficient certainty, they are taken into account when determining the term of the contract. The leases contain fixed and variable lease payments linked to an index. As of December 31, 2023, potential future lease payments of € 25.3 million (discounted) were no longer included in the lease liabilities, as the company assumes that the option to extend the lease for an office building beyond the minimum lease term will no longer be exercised. The capitalized right-of-use asset was reduced accordingly.
4.10    Intangible Assets

in 000' €	Patents	Licenses	Licenses for Marketed Products	In-process R&D Programs	Internally Generated Intangible Assets	Software	Total
Cost
January 1, 2022	18,250	34,396	56,449	760,507	11,517	2,621	883,740
Additions	68	0	0	0	13,229	0	13,297
Disposals	(4,551)	(2,045)	0	0	0	(8)	(6,604)
Foreign Currency Translation Differences from Consolidation	0	0	0	46,414	0	12	46,426
December 31, 2022	13,767	32,351	56,449	806,921	24,746	2,625	936,859
Accumulated Amortization and Impairment
January 1, 2022	16,204	23,547	3,275	0	0	2,392	45,418
Amortization Charge for the Year	197	986	2,312	0	0	86	3,581
Impairment	42	0	0	0	7,806	27	7,875
Disposals	(4,551)	(2,045)	0	0	0	(5)	(6,601)
Reclassification	0	0	0	0	0	3	3
December 31, 2022	11,892	22,488	5,587	0	7,806	2,503	50,276
Carrying Amount
January 1, 2022	2,046	10,849	53,174	760,507	11,517	229	838,322
December 31, 2022	1,875	9,863	50,862	806,921	16,940	122	886,583
Cost
January 1, 2023	13,767	32,351	56,449	806,921	24,746	2,625	936,859
Additions	102	0	0	0	2,421	0	2,523
Disposals	(3)	0	0	0	(4,115)	0	(4,118)
Foreign Currency Translation Differences from Consolidation	0	0	0	(27,679)	0	(6)	(27,685)
December 31, 2023	13,866	32,351	56,449	779,242	23,052	2,619	907,579
Accumulated Amortization and Impairment
January 1, 2023	11,892	22,488	5,587	0	7,806	2,503	50,276
Amortization Charge for the Year	234	986	2,312	0	0	81	3,613
Impairment	0	8,877	0	0	708	0	9,585
Disposals	0	0	0	0	0	0	0
Foreign Currency Translation Differences from Consolidation	0	0	0	0	0	(4)	(4)
December 31, 2023	12,126	32,351	7,899	0	8,514	2,580	63,470
Carrying Amount
January 1, 2023	1,875	9,863	50,862	806,921	16,940	122	886,583
December 31, 2023	1,740	0	48,550	779,242	14,538	39	844,109
There were no material contractual commitments for the purchase of intangible assets as of the reporting date.
In the financial year 2023 an impairment of the full amount was recorded for a license since it was decided to no longer pursue the underlying technology and also all efforts to materialize the value through out-licensing activities have not been successful.

Consequently, the license had to be impaired. In 2022 an impairment loss of € 7.8 million was recognized due to a management decision not to utilize production capacities at a manufacturer in the future.
Amortization was included in the following line items of profit or loss.

in 000' €	2023	2022	2021
Cost of Sales	2,311	2,285	2,312
Cost of Sales (Impairment)	0	0	0
Research and Development	1,294	1,281	1,272
Research and Development (Impairment)	9,584	7,875	13
Selling	0	3	2
General and Administrative	8	12	24
Total	13,197	11,456	3,623
In-Process R&D Programs
Tafasitamab
As an intangible asset not yet available for use and a carrying amount of € 10.4 million, tafasitamab was subject to an annual impairment test on December 31, 2023, as required by IAS 36. This intangible asset represents a milestone payment for tafasitamab that was capitalized in 2021. This payment was made for an indication for which marketing authorization has not yet been granted.
The recoverable amount of the tafasitamab cash-generating unit was determined on the basis of value-in-use calculations, which concluded that the recoverable amount exceeded its carrying amount. The cash flow forecasts took into account expected cash inflows from the potential commercialization of tafasitamab, the cash outflows for anticipated research and development, and the costs for tafasitamab’s commercialization. The cash flow forecasts are based on the period of patent protection for tafasitamab. For this reason, a planning horizon of approximately 21 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.6 (2022: 1.0) and WACC before taxes of 15.9% (2022: 11.4%). A sensitivity analysis was performed for the discount rate. A sensitivity analysis for changes in the cash flows was not performed since the cash flows from research and development and the commercialization of the compound have already been probability adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. The analysis did not reveal any need for impairment. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios, as well as external sources of information.
No indicators of impairment were identified on December 31, 2023.
Pelabresib and tulmimetostat
As intangible assets not yet available for use and a carrying amount of together € 768.8 million, pelabresib (carrying amount € 766.7 million) and tulmimetostat (carrying amount € 2.1 million) were subject to an annual impairment test on December 31, 2023, as required by IAS 36. Pelabresib and tulmimetostat each constitute a cash-generating unit. The recoverable amount was determined on the basis of value-in-use calculations, which concluded that the recoverable amount exceeded its carrying amount. The cash flow forecasts took into account expected cash inflows (revenues based on patient numbers and the price obtained in the market) from the potential commercialization of pelabresib and tulmimetostat, the cash outflows for anticipated research and development, and the costs for the commercialization of pelabresib and tulmimetostat. The cash flow forecasts are based on the period of patent protection for pelabresib and tulmimetostat. For this reason, a planning horizon of approximately 21 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.6 (2022: 1.5) and WACC before taxes of 14.0% (2022: 13.7%).
A sensitivity analysis of the determined value-in-use was performed. This included the underlying estimates for the cash flow forecasts and for the discount rate. In each case, one planning assumption is changed and all other estimates are kept constant. The value-in-use would correspond to the carrying amount if the cash flow forecasts were reduced by 49% or the discount rate were increased by 9.4%. The values attributed to the assumptions correspond to the Management Board's assessment with regard to future developments and are based on internal planning scenarios as well as external sources.

Licenses for Marketed Products
Tafasitamab
Since the market approval of Monjuvi®, the compound is classified as an intangible asset with a finite useful life and amortized as of that date. The Group amortizes the intangible asset on a straight-line basis over the estimated useful life of the acquired license until 2044 and recognizes the amortization in cost of sales. The duration and method of amortization are reviewed at the end of each financial year. In the event of triggering events, the asset is tested for impairment, if any. As of December 31, 2023, no indications of impairment were identified.
Internally generated intangible assets
In 2021, it was decided to contract new manufacturers of tafasitamab. Related costs, including FTE and external costs, were capitalized as internally generated intangible assets. As of December 31, 2023, the carrying amount was € 14.5 million (December 31, 2022: € 16.9 million). As soon as the know-how transfer is successful and an associated certification has been obtained, amortization will commence.
There was an impairment in 2023 amounting to € 0.7 million (2022: € 7.8 million).The impairment in the prior year was based on a management decision not to utilize production capacities at a manufacturer in the future.
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
4.11    Goodwill
Slonomics Technology
The goodwill from the acquisition of Sloning BioTechnology GmbH in 2010 was written off in full in financial year 2023, as management believes that the future cash flows from the contribution of Slonomics technology can no longer be realized. Accordingly, an impairment of goodwill in the amount of € 1.6 million was recognized in the income statement.
Constellation
As of December 31, 2023, goodwill of € 342.3 million from the acquisition of Constellation was subject to an impairment test. Goodwill was allocated to the group of cash-generating units Constellation, as goodwill is monitored at this level. In addition, future potential cash flows of this group of cash-generating units will only be generated by Constellation's own compounds, which are also recognized by these companies.
The recoverable amount of the group of cash-generating units Constellation was determined on the basis of value-in-use calculations. The calculation showed that the value-in-use was higher than the carrying amount of this group of cash-generating units.The cash flow projections included expected payments from the commercialization of pelabresib and other compounds, the cash outflows for anticipated research and development, and the costs for pelabresib’s and the other compounds' commercialization. The cash flow forecasts are based on the period of patent protection for pelabresib and the other compounds. For this reason, a planning horizon of approximately 21 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.6 (2022: 1.5) and WACC before taxes of 15.5% (2022: 14.7%).
A sensitivity analysis of the determined value-in-use was performed. This included the underlying estimates for the cash flow forecasts and for the discount rate. In each case, one planning assumption is changed and all other estimates are kept constant. The value-in-use would correspond to the carrying amount if the cash flow forecasts were reduced by 34% or the discount rate were increased by 5.4%. The values attributed to the assumptions correspond to the Management Board's assessment with regard to future developments and are based on internal planning scenarios as well as external sources.
4.12    Investment in Associates
As of December 31, 2023, MorphoSys AG holds a 12.1% stake in Human Immunology Biosciences, Inc. ("HI-Bio"), based in San Francisco, California, USA (2022: 15.0%). HI-Bio is a biotechnology company focused on the discovery and development of precision medicines for autoimmune and inflammatory diseases. HI-Bio is not publicly traded. MorphoSys obtained a 15.0% share in HI-Bio by making a contribution in kind of a license for felzartamab (MOR202) back in financial year 2022. The shareholding represents both the capital and the voting rights and takes into account the pro rata sale of shares in 2023 from which € 4.6 million was received in cash. In addition to the shareholding, MorphoSys AG had the right to receive further shares (anti-dilution right). The right to receive further shares was recognized as fair value as a financial asset (refer to Note 4.5).
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
The following tables provide summarized financial information of the balance sheet and comprehensive income about the Group's investment in HI-Bio (including modifications due to differences in accounting policies). This reflects the status as of September 30, 2023, as this is the last available financial statement from HI-Bio as of the date of preparation of the MorphoSys consolidated financial statements.

in 000' €	12/31/2023	12/31/2022
Current Assets	16,976	12,052
thereof Cash and Cash Equivalents	15,432	11,220
thereof Other Assets	1,544	833
Non-Current Assets	39,849	31,421
Current Liabilities	12,095	10,943
thereof Financial Liabilities (excluding Accounts Payable)	712	10,334
thereof Other Financial Liabilities	11,383	609
Non-Current Liabilities	5,839	11,358
Stockholders’ Equity	38,890	21,173
Group Share in Equity (2023: 12.1%; 2022: 15.0%)	4,694	3,176

in 000' €	2023	2022
Revenues	0	0
Interest Income	1,188	(5)
Depreciation and Amortization	(185)	(58)
Interest Expenses	0	(10)
Income Tax Benefit / (Expenses)	0	0
Loss	(54,312)	(28,700)
Other Comprehensive Income	0	0
Total Comprehensive Income	(54,312)	(28,700)
Dividends Received	0	0
The following table reconciles the summarized financial information presented to the carrying amount of the investment in the associates in the consolidated financial statements. The carrying amount of HI-Bio does not reconcile to the group share in equity in the associate. This is due to a fair value adjustments, a goodwill allocation, made at the time of acquisition and also due to timing differences (HI-Bio figures from the previous quarter are utilized) as well as the transfer of the dilution asset.

in 000' €	2023	2022
Balance as of January 1 / June 14	5,352	9,497
Group Share of Total comprehensive Loss	(8,175)	(4,305)
Anti-Dilution Asset	5,581	160
Sale of Shares of Investment in Associates	(340)	0
Balance as of December 31	2,418	5,352
In 2023 HI-Bio was able to close certain capital raising rounds which resulted in the reclassification of € 5.6 million from the Anti-Dilution asset to the carrying-amount of the share in associates.

License agreements will enable HI-Bio to develop and commercialize MorphoSys' anti-CD38 antibody felzartamab and anti-C5aR1 antibody MOR210. HI-Bio will receive worldwide commercialization rights for felzartamab and MOR210 except for the territories for felzartamab and MOR210 licensed to I-Mab Biopharma in 2017 and 2018.
Upon the achievement of certain milestone events for Felzartamab, MorphoSys receives additional shares of up to US$ 67.5 million (€ 61.1 million) and payments of up to US$ 500.0 million (€ 452.5 million). In addition, MorphoSys is eligible to receive tiered royalties on future net sales of felzartamab.
During the period from June 14, 2022 to June 30, 2023, all of MorphoSys's expenses related to the clinical development of felzartamab, which include personnel costs, costs for external services and material expenses, have been fully compensated or reimbursed by HI-Bio.
As consideration for the licensing of MOR210, MorphoSys received a payment of US$ 15.0 million (€ 14.4 million) in 2022. Upon achievement of certain events, MorphoSys may receive further payments of up to US$ 500.0 million (€ 452.5 million). In addition, MorphoSys is eligible to receive tiered royalties on future net sales of MOR210.
4.13    Deferred Tax Assets
At group level no deferred tax assets were recognized after netting with deferred tax liability in the 2023 financial year (December 31, 2022: € 0.0 million).
4.14    Accounts Payable and Accruals
Accounts payable and licenses payable were non-interest-bearing and, under normal circumstances, have payment terms of no more than 30 days.
Accounts payable and accruals are listed in the following table.

in 000' €	12/31/2023	12/31/2022
Accounts Payable	28,388	38,579
Accruals	79,936	117,418
Other Liabilities	1,481	1,273
Total	109,805	157,270
Accruals are shown in the following overview:

in 000' €	12/31/2023	12/31/2022
Accruals for External Laboratory Services	37,002	78,737
Accrued Personnel Expenses for Payments to Employees and Management	23,902	19,489
Accruals for Outstanding Invoices	14,263	11,908
Accruals for Revenue Deductions from Product Sales	1,878	2,364
Accruals for Legal Fees	278	1,091
Accruals for Audit Fees and other related Costs	378	1,790
Accruals for License Payments	2,236	2,039
Total	79,936	117,418
At the Company’s Annual General Meeting in May 2023, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, was appointed as the auditor. The Supervisory Board engaged PwC GmbH to audit the financial statements.
The table below shows the total fees PwC Network received in the 2023 financial year.

in 000' €	12/31/2023	12/31/2022
Audit Fees	2,472	2,335
Fees for Other Assurance Services	700	112
Other Fees for Other Services	5	11
Total	3,178	2,458
The Audit Fees relate to the audit of the consolidated financial statements and the audit of the annual financial statements as well as all related services, including the review of the interim consolidated financial statements.

Other assurance services comprise fees in connection with the non-financial group report, services in connection with the issue of a comfort letter, as well as the audit of the content of the remuneration report.
Out of total fee, an amount of € 5k relates to a license fee for the use of a digital information platform and relate to PwC Product Sales LLC, USA and is included in other services. All remaining fees relate to PwC GmbH.
4.15    Tax Liabilities and Provisions
As of December 31, 2023, the Group recorded tax liabilities of € 0.3 million (December 31, 2022: € 0.8 million) and provisions of € 32.5 million (December 31, 2022: € 14.7 million). Provisions included mainly expenses for share-based payments when these are settled by other assets equivalent to the value of a certain number of shares or stock options (“cash settlement”), as well as present obligations for onerous contracts.
The table below shows the development of tax liabilities and current and non-current provisions in the 2023 financial year.

in 000' €	01/01/2023	Additions	Utilization	Release	12/31/2023
Tax Liabilities	793	0	(463)	0	330
Provisions, current	6,006	2,359	(2,196)	(2,042)	4,127
Provisions, non-current	8,675	22,199	(686)	(1,825)	28,364
Total	15,474	24,558	(3,345)	(3,867)	32,821
Provisions mainly include provisions for share-based payments in the amount of € 28.2 million.
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
4.16    Contract Liabilities
Contract liabilities relate to transaction prices paid by customers that are allocated to unfulfilled performance obligations. The changes in this item are shown in the table below.

in 000' €	2023	2022
Balance as of January 1	0	253
Prepayments Received in the Financial Year	19,444	37,109
Revenues Recognized in the Reporting Period that was included in the Contract Liability at the Beginning of the Period	0	(253)
Revenues Recognized for Received Prepayments and Services Performed in the Financial Year	0	(37,109)
Balance as of December 31	19,444	0
thereof short-term	19,444	0
thereof long-term	0	0
4.17    Deferred Tax Liabilities
As of December 31, 2023, deferred tax liabilities of € 6.5 million were recognized after offsetting (December 31, 2022: € 6.5 million).
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
The conversion right securitized in the convertible bond represents an equity instrument and was recognized in equity (additional paid in capital) for an amount of € 49.2 million net of deferred taxes and issuance costs attributable to the equity component. The equity component is not adjusted over time, and the liability component is classified as a financial liability at amortized cost. As of the date of initial recognition, the liability component amounted to € 270.7 million after the deduction of issuance costs. The difference between this amount and the nominal value of € 325.0 million is recognized as an interest expense over the term of the financial liability using the effective interest method.
The early termination rights from MorphoSys (issuer call and clean-up call) and the put option of the convertible bondholders in the case of change of control all represent embedded derivatives that, however, have not been separated in accordance with IFRS 9, as they are considered to be closely related to the base contract. Accordingly, these components are included in the financial liability.
On March 30, 2023, MorphoSys repurchased outstanding convertible bonds via a modified reverse Dutch auction procedure. At the close of the modified reverse Dutch auction procedure, MorphoSys had agreed to repurchase bonds representing € 62.9 million in aggregate principal amount (approximately 19.35% of the outstanding principal amount). The purchase price per € 100,000 nominal was € 64,000. The settlement procedure finished on March 30, 2023. Following the repurchase the bonds have been cancelled and deleted from the global certificate. As of December 31, 2023, there were 2,621 convertible bonds outstanding each with a notional amount of € 100,000. Upon repurchase MorphoSys realized a gain of € 16.4 million as the difference of the carrying amount as of the date of the repurchase and the fair value for the redeemed bonds. There were no bond conversions in the most recent fiscal year.
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
4.19    Financial Assets and Liabilities from Collaborations
MorphoSys AG and Incyte Corporation signed a collaboration and license agreement in 2020 for the further global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. Under the terms of this agreement, MorphoSys could, among other things, pending on the achievement of certain developmental, regulatory, and commercial milestones, receive milestone payments amounting to up to US$ 1.1 billion (€ 995.5 million). MorphoSys also receives tiered royalties in a mid-teen to mid-twenties percentage of net sales of Monjuvi® outside the U.S. In the U.S., MorphoSys and Incyte co-commercialize Monjuvi®, with MorphoSys being responsible for the commercial relationship with the end customer, which also comprises the deliveries of the drug and the collection of the related cash inflows. The revenues from product sales of Monjuvi® are, therefore, recognized by MorphoSys, as it is the principal of the transaction. Incyte and MorphoSys are jointly responsible for the commercialization activities in the U.S. and will equally share any profits and losses (50/50 basis). Outside the U.S., Incyte has received exclusive commercialization rights, determines the commercialization strategy and is responsible for the commercial relationship with the end customer, including the deliveries of the drug and the collection of the related cash inflows. Therefore, Incyte will recognize all revenues generated from sales of tafasitamab outside the U.S. and will pay royalties to MorphoSys on these sales.
As part of the agreement, MorphoSys recorded the balance sheet items "Financial Assets from Collaborations" and "Financial Liabilities from Collaborations." The financial asset represents MorphoSys’s current reimbursement claim against Incyte from the expected future losses associated with the U.S. commercialization activities (as Incyte has agreed to compensate MorphoSys for 50% of said losses) measured at fair value. The financial liability, measured initially at fair value, represents Incyte’s prepaid entitlement to future profit sharing on sales of Monjuvi® in the U.S. (as MorphoSys will share 50% of these profits with Incyte). Incyte has already acquired this right with the payments made in 2020; therefore, a liability had to be recognized at that time. The basis for the initial valuation at fair value was the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the United States for the years ahead.
The financial asset is subsequently measured at fair value through profit or loss and the financial liability at amortized cost using the effective interest method. Any resulting effective interest is recognized in the finance result. The basis for the valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the U.S. for the years ahead. Cash flows from the profits and losses shared equally between the two parties are generally recognized directly against the financial asset or financial liability. Differences between the planned and actual cash flows from the financial asset or financial liability are recorded in the finance result. Effects resulting from changes in planning estimates regarding the expected net cash flows from financial assets and financial liabilities are also recognized in the finance result. The initial effective interest rate continues to be applied for the subsequent measurement of the financial liability, whereas the current yield curve is used for the financial assets. Foreign currency translation effects from the financial asset or financial liability are also recognized in the finance result.
The planning assumptions are influenced by estimates and mainly comprise revenues and costs for the production and sale of Monjuvi® in the U.S., the discount rate and the expected term of cash flows. Revenues are affected by variable influencing factors such as patient numbers and the number of doses of Monjuvi® administered, as well as the price that can be obtained in the market. Costs include the manufacturing costs for these doses of Monjuvi® and other cost components for e.g. sale, transport, insurance, and packaging. To determine the fair value of financial assets from collaborations, expected cash inflows from Incyte‘s planned losses resulting from the co-promotion activities of Monjuvi® in the U.S. are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account Incyte‘s credit risk. The expected cash outflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account the credit risk of MorphoSys. The term is the estimated time period over which Monjuvi® will generate benefits in the approved indication and therefore the expected term of product sales in the U.S. These estimates are based on assumptions that are jointly arrived at and approved quarterly by the responsible departments at MorphoSys and Incyte. Financial assets and financial liabilities from collaborations are furthermore subject to significant uncertainties from currency exchange rate developments.
As of December 31, 2023, US$ 3.8 million (€ 3.4 million) were recognized as a current financial asset and US$ 6.1 million (€ 5.5 million) as a current financial liability and US$ 120.3 million (€ 108.9 million) as a non-current financial liability as result of the collaboration with Incyte. As of December 31, 2022, € 0.0 million of current financial assets, € 2.5 million of current financial liabilities and € 217.8 million of non-current financial liabilities were recognized. The change is mainly resulting from changes in internal planning assumptions in the fourth quarter 2023 regarding the expected net cash flows related to financial liabilities from collaborations. For this purpose, an amount of € 107.8 million was recognized in financial income. Changes resulted mainly from lower expected future sales revenues for Monjuvi® in the USA. Additionally, income for foreign currency valuation in the amount of € 7.7 million as well as effects from cash payments of € 2.4 million were recognized. This was offset by expense from the application of the effective interest method in the amount of € 8.8 million.
MorphoSys and Incyte will also share the development costs for the jointly initiated worldwide and U.S.-specific clinical trials at a ratio of 55% (Incyte) to 45% (MorphoSys). This 45% share of development costs borne by MorphoSys is included in research and development costs. Should MorphoSys provide services in excess of this 45% share, MorphoSys will be entitled to a compensation claim against Incyte, which will qualify as revenue in accordance with IFRS 15. Related expenses for the provision of the service are recognized as cost of sales. Conversely, MorphoSys has to bear additional research and development expenses if Incyte performs more than 55% of the total clinical trial services. In addition, Incyte will assume 100% of future development costs for clinical trials in countries outside the United States, which are conducted in Incyte’s own responsibility. Incyte has the option to obtain development services from MorphoSys for this purpose. If this option is exercised, the related income will be recognized as revenue.
The financial assets from collaborations are classified at FVTPL and their measurement is based on the above-mentioned partly unobservable parameters. This results in a fair value classification in the Level 3 measurement hierarchy. The assets changed in 2023 as follows:

in 000' €	2023	2022
Balance as of January 1	0	16,730
Additions	0	0
Cash Receipts	0	(23,768)
Through Profit or Loss (in Finance Income/Expenses)	3,410	7,038
Balance as of December 31	3,410	0
The estimates underlying the financial liabilities from collaborations are subject to a sensitivity analysis below. This would have resulted in the following effects on the carrying amount of the financial liabilities from collaborations as of December 31, 2023 and 2022. In each case, one planning assumption is changed and all other estimates are kept constant.

	12/31/2023		12/31/2022
in million €	+1%	(1)%	+1%	(1)%
Change in Price obtained in the Market (revenue related)	4.0	(4.0)	5.5	(5.5)
Change in Patient Numbers and Number of Doses administered (revenue related)	3.5	(3.5)	4.9	(4.9)
Change in Manufacturing Costs and other Cost Components (cost related)	(2.8)	2.8	(3.3)	3.3
Change in Patient Numbers and Number of Doses administered (cost related)	(0.4)	0.4	(0.5)	0.5
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
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

in 000' €	2023	2022
Royalty Pharma - Financial Liability	1,058,317	1,141,884
thereof short-term	111,028	102,171
thereof long-term	947,289	1,039,713
Development Funding Bond	377,847	358,590
thereof short-term	8,784	0
thereof long-term	369,064	358,590
Balance as of Financial Liabilities from Future Payments to Royalty Pharma	1,436,165	1,500,474
thereof short-term	119,811	102,171
thereof long-term	1,316,353	1,398,303
Royalty Pharma - Financial Liability
The "Royalty Pharma - Financial Liability" changed as follows in 2023 and 2022:

in 000' €	2023	2022
Balance as of January 1	1,141,884	1,193,557
Addition	0	0
Amortizations from Effective Interest Method	56,623	66,672
Changes from Adjustments to Planning Assumptions	(23,746)	(28,285)
Transfer of Assigned License Revenues to Royalty Pharma	(110,957)	(96,897)
Foreign Currency Translation Differences from Consolidation	(5,487)	6,837
Balance as of December 31	1,058,317	1,141,884
This financial liability represents MorphoSys' (and Royalty Pharma's) obligation under the royalty purchase agreement to pass on certain future royalty revenues to Royalty Pharma in the form of royalties and milestones. This includes 100% of MorphoSys' entitlement since April 1, 2021 for royalties from net sales of Tremfya from Janssen passed on to Royalty Pharma. Also included in the financial liability is Constellation's obligation to transfer 3% of future net sales of clinical-stage compounds (pelabresib and tulmimetostat) to Royalty Pharma under the revenue participation agreement. If net sales of pelabresib exceed US$ 30.0 million (€ 27.1 million) in any fiscal year, an additional payment of US$ 50.0 million (€ 45.2 million) will be due. However, the rights to the underlying intellectual property of pelabresib and tulmimetostat remain with MorphoSys.
In addition, a contingent payment from Royalty Pharma to MorphoSys of up to US$ 100.0 million (€ 90.5 million) was agreed, which is subject to the achievement of certain clinical, regulatory and commercial milestones for otilimab from GSK, gantenumerab from Roche and pelabresib from Constellation.

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
The estimates underlying the "Royalty Pharma - Financial Liability" are subject to a sensitivity analysis below. This would have resulted in the following effects on the carrying amount of the Royalty Pharma financial liability measured at amortized cost as of December 31, 2023, and December 31, 2022. In each case, one planning assumption is changed and all other estimates are kept constant.

	12/31/2023		12/31/2022
in million €	+1%	(1)%	+1%	(1)%
Change in variable Factors on Revenues	10.6	(10.6)	11.4	(11.4)
Change in Foreign Exchange Rate for future Royalties and Net Sales	0.2	(0.2)	0.0	0.0
Development Funding Bond
The development funding bond changed as follows in 2023 and 2022:

in 000' €	2023	2022
Balance as of January 1	358,590	62,619
Cash Receipts	0	295,421
Amortizations from Effective Interest Method	32,414	11,746
Foreign Currency Translation Differences from Consolidation	(13,157)	(11,196)
Balance as of December 31	377,847	358,590
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

in 000' €	2023	2022
Balance as of January 1	52,862	0
Addition	0	56,738
Amortization	(4,640)	(1,173)
Foreign Currency Translation Differences from Consolidation	(1,737)	(2,703)
December 31	46,485	52,862
4.21    Stockholders' Equity
4.21.1    Common Stock
As of December 31, 2023, the Company had common stock in the amount of € 37,655,137 or 37,655,137 shares (December 31, 2022: € 34,231,943 or 34,231,943 shares), divided into 37,655,137 no-par-value bearer shares (December 31, 2022: € 34,231,943 or 34,231,943 shares). The increase in common stock resulted entirely from the new shares created in the context of the capital increase in December 2023.
With the exception of the 53,685 treasury shares (€ 53,685) held by the Company (December 31, 2022: 65,980 treasury shares or € 65,980), the shares concerned are bearer shares with dividend entitlements and voting rights, with each share carrying one vote at the Annual General Meeting.
The development of the equity of the parent company MorphoSys AG (including the assessment with regard to the provision of Section 92 German Stock Corporation Act) as well as of MorphoSys Group is closely monitored by the Management Board. In addition, the company is closely monitoring the liquidity situation of MorphoSys Group and of MorphoSys AG, and believes that MorphoSys has sufficient liquid funds to ensure business operations for the forecast period (at least twelve months from the issuance date of the consolidated and statutory financial statements), which is subject to the going-concern assessment, without requiring additional proceeds from external refinancing. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in the recent corporate planning.
Based on the company's recent corporate planning, which also incorporates the additionally released positive cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, MorphoSys believes that its liquidity is sufficient to finance its operational activities until early 2026, including the convertible bonds repayment. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced February 5, 2024, were not considered in this recent corporate planning.
Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide MorphoSys with the financial resources required following completion of the Novartis Takeover Offer to enable MorphoSys to pay any obligations of MorphoSys arising from the implementation of the Novartis Takeover Offer as and when due, for example, but not limited to, the obligation from the convertible bonds and the obligations arising form the long-term incentive plans, each to the extent triggered by the completion of the Novartis Takeover Offer.
For the unlikely case that Novartis would withdraw its takeover offer and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond early 2026 according to regulatory requirements. Management would then consider both non-dilutive financing options, such as out-licensing of (pre-) clinical assets or the sale of potential future royalties, but also considers accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/or issuance or refinancing of convertible debt.
At the time of this report, the Management Board is not aware of any imminent risks, neither individually nor collectively, that could affect the company as a going concern.
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

4.21.2    Authorized Capital
In comparison to December 31, 2022, the number of authorized ordinary shares decreased from 9,195,696 (€ 9,195,696) to 8,909,562 (€ 8,909,562). At the Annual General Meeting on May 17, 2023, Authorized Capital 2023-I in the amount of € 6,846,388 and Authorized Capital 2023-II in the amount of € 3,423,194, was newly created. The reduction of Authorized Capital 2019-I in the amount of € 46,246, the reduction of Authorized Capital 2021-I in the amount of € 4,861,376, the reduction of Authorized Capital 2021-II in the amount of € 1,951,452 and the reduction of Authorized Capital 2021-III in the amount of € 273,448 had an offsetting effect.
Under the Authorized Capital 2023-I, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company’s share capital on one or several occasions until and including May 16, 2028 against cash and/or non-cash contributions by a total of up to € 6,846,388 by issuing up to 6,846,388 new no-par-value bearer shares.
Under the Authorized Capital 2023-II, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company’s share capital on one or several occasions until and including May 16, 2028 against cash and/or non-cash contributions by a total of up to € 3,423,194 by issuing up to 3,423,194 new no-par-value bearer shares.
On December 14, 2023, a total of 3,423,194 shares were issued from Authorized Capital 2023-II. The Authorized Capital 2023-II was thus fully utilized. The cash increase was recorded in the commercial register on December 15, 2023.
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
4.21.3    Conditional Capital
In comparison to December 31, 2022, the number of ordinary shares of conditional capital decreased from 6,804,134 (€ 6,804,134) to 6,688,406 (€ 6,688,406). In the course of this General Meeting on May 17, 2023, the Conditional Capital 2016-III was reduced by € 115,728.
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
4.21.4    Treasury Stock
In the years 2023, 2022 and 2021, the Group did not repurchase any of its own shares. The composition and development of this line item are listed in the table below.

	Number of Shares	Value
Balance as of December 31, 2020	131,414	4,868,744
Transfer in 2021	(48,260)	(1,783,690)
Balance as of December 31, 2021	83,154	3,085,054
Transfer in 2022	(17,174)	(634,751)
Balance as of December 31, 2022	65,980	2,450,303
Transfer in 2023	(12,295)	(454,423)
Balance as of December 31, 2023	53,685	1,995,880
On December 31, 2023, the Company held 53,685 treasury shares with a value of € 1,995,880 – a decrease of € 454,423 compared to December 31, 2022 (65,980 shares, € 2,450,303). The reason for this decrease was the transfer of 12,295 treasury shares amounting to € 454,423 to the Management Board and selected employees of the Company (beneficiaries) from the 2019

Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2023, and offered beneficiaries a six-month period until November 3, 2023, to receive a total of 12,295 shares.
Consequently, the number of MorphoSys shares owned by the Company as of December 31, 2023, was 53,685 (December 31, 2022: 65,980) and the number of outstanding shares amounted to 37,601,452 (December 31, 2022: 34,165,963). The repurchased shares may be used for all of the purposes named in the authorization granted by the Annual General Meeting on May 23, 2014, particularly for existing and future employee stock option programs and/or to finance acquisitions. The shares may also be redeemed.
4.21.5    Additional Paid-in Capital
As of December 31, 2023, the capital reserve amounted to € 938,088,474 (December 31, 2022: € 833,708,724). The increase by a total of € 104,379,750 resulted mainly from the capital increase in December 2023 (€ 99,272,626, before costs for raising equity totaling € 6,650,567). In addition, additional paid-in-capital increased due to the sale of the investment in adivo GmbH on June 7, 2023. The gain on the disposal amounted to € 6,271,775 and was recognized in equity due to the recycling from other comprehensive income. Furthermore, the increase is attributable to the allocation of personnel expenses from share-based payments in the amount of € 5,940,339. Part of the increase was offset by a decline that resulted from the reclassification of treasury shares related to share allocations from the 2019 Long-Term Incentive Plan in the amount of € 454,423.
4.21.6    Other Comprehensive Income Reserve
On December 31, 2023, this reserve included changes in the fair value of equity instruments of € 331,972 (December 31, 2022: € (27,486)) recognized directly in equity, as well as currency translation differences from consolidation of € 88,103,480 (December 31, 2022: € 115,354,088). The currency translation differences from consolidation included exchange rate differences from the revaluation of the financial statements of Group companies prepared in foreign currencies and differences between the exchange rates used in the balance sheet and income statement.
4.21.7    Accumulated Deficit
The consolidated net loss for the year of € 189,734,199 is reported under “accumulated deficit.” As a result, the accumulated deficit increased from € 823,407,416 in 2022 to € 1,013,133,943 in 2023.
5    Remuneration System for the Management Board and Employees of the Group
5.1    Equity-Settled Share-Based Payment Transactions
5.1.1    Stock Option Plans
2017 Stock Option Plan
On April 1, 2017, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The vesting/performance period has ended on March 31, 2021. The performance criteria were set at 110%. Each stock option thus grants 1.1 subscription rights to shares in the Company. The number of subscription rights vested per year were calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index.
The exercise price is € 55.52. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2024.
Based on the performance criteria achieved, 72,650 stock options can be exercised; this corresponds to 79,935 shares. Of these, the Management Board can exercise 0 stock options (0 shares), the members of the Executive Committee can exercise 4,018 stock options (4,421 shares) and other current and former employees of the Company can exercise 68,632 stock options (75,514 shares). As of December 31, 2023, 0 stock options have been exercised, representing 0 shares.
In 2023, personnel expenses from stock options under the Group’s 2017 SOP amounted to € 0 based on the fair value on the grant date (2022: € 0; 2021: € 2,757).
2018 Stock Option Plan
On April 1, 2018, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The vesting/performance period has ended March 31, 2022. The program’s performance criteria were set at 60%. Each stock option grants up to 0.6 subscription rights to shares in the Company. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index.
The exercise price is € 81.04. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2025.
Based on the performance criteria achieved, 63,127 stock options can be exercised; this corresponds to 37,901 shares. Of these, a member of the Management Board can exercise 0 stock options (0 shares), members of the Executive Committee can exercise 3,854 stock options (2,314 shares) and other current and former employees of the Company can exercise 63,924 stock options (35,587 shares). As of December 31, 2023, 0 stock options have been exercised, representing 0 shares.
In 2023, personnel expenses from stock options under the Group’s 2018 SOP amounted to € 0 based on the fair value on the grant date (2022: € (14,267); 2021: € 52,795).
2019 Stock Option Plan
On April 1, 2019, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The vesting/performance period period has ended on March 31, 2023. The performance criteria were set at 29%. Based on this target achievement, each stock option leads to the same amount of subscription rights to shares in the Company. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index.
The exercise price is € 87.86. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2026.
Based on the performance criteria achieved, the Management Board and selected employees of the Company (beneficiaries) can receive in total 19,935 shares (19,935 stock options). Thereof, 0 shares can be transferred to a member of the Management Board, 1,220 shares to other members of the Executive Committee and 18,715 shares to other current and former employees of the Company. As of December 31, 2023, 0 shares were transferred to the beneficiaries.
On October 1, 2019, MorphoSys established a further stock option plan (SOP plan) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2019 program. The vesting period/performance period has ended on September 30, 2023. The performance criteria were set at 57%. Based on this target achievement, each stock option leads to the same amount of subscription rights to shares in the Company. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index.
The exercise price is € 106.16. The exercise period is three years after the end of the four-year vesting period/performance period, which is September 30, 2026.
Based on the performance criteria achieved, one member of the Management Board can receive in total 32,535 shares. As of December 31, 2023, 0 stock options have been exercised by the beneficiaries.
In 2023, personnel expenses from stock options under the Group’s 2019 SOP amounted to € 51,358 based on the fair value on the grant date (2022: € 218,126; 2021: € 625,806).
2020 Stock Option Plan
On April 1, 2020, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 21, 2020, and the vesting/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.
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
In 2023, personnel expenses from stock options under the Group’s 2020 SOP amounted to € 110,703 based on the fair value on the grant date (2022: € 481,879; 2021: € 1,033,944).
2021 Stock Option Plan
On October 1, 2021, MorphoSys AG established a stock option plan (SOP) for selected employees of Constellation (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was October 29, 2021, and the vesting/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.
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
In 2023, personnel expenses from stock options under the Group’s 2021 SOP amounted to € 124,064 based on the fair value on the grant date (2022: € 796,616; 2021:€ 711,223).

Development of Stock Option Plans and Fair Value
The table below shows the development of the stock option plans in the financial year 2023.

	April 2017 Stock Option Plan	April 2018 Stock Option Plan	April 2019 Stock Option Plan	October 2019 Stock Option Plan	April 2020 Stock Option Plan	October 2021 Stock Option Plan
Outstanding on January 1, 2023	68,305	63,127	68,641	57,078	95,275	125,135
Granted	0	0	0	0	0	0
Adjustment due to Performance Criteria	0	0	(48,706)	(24,543)	0	0
Exercised	0	0	0	0	0	0
Forfeited	0	0	0	0	(384)	(17,918)
Expired	0	0	0	0	0	0
Outstanding on December 31, 2023	68,305	63,127	19,935	32,535	94,891	107,217
Exercisable on December 31, 2023	68,305	63,127	19,935	32,535	0	0
Weighted-average Exercise Price (€)	55.52	81.04	87.86	106.16	93.66	44.91
The fair value of the stock options from the 2019, 2020 and 2021 stock option plans was determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and fair value of each program are listed in the table below.

	April 2019 Stock Option Plan	October 2019 Stock Option Plan	April 2020 Stock Option Plan	October 2021 Stock Option Plan
Share Price on Grant Date in €	85.00	98.10	94.90	40.75
Exercise Price in €	87.86	106.16	93.66	44.91
Expected Volatility of the MorphoSys share in %	37.76	38.02	39.86	40.51
Expected Volatility of the Nasdaq Biotech Index in %	18.61	18.17	25.32	24.95
Expected Volatility of the TecDAX Index in %	26.46	24.82	20.48	22.17
Performance Term of Program in Years	4	4	4	4
Dividend Yield in %	n/a	n/a	n/a	n/a
Risk-free Interest Rate in %	between 0.02 and 0.13	between 0.00 and 0.02	between (0.55) and (0.83)	between (0.70) and (0.22)
Fair Value on Grant Date in €	31.81	35.04	38.20	16.67
5.1.2    Long-Term Incentive Programs
2019 Long-Term Incentive Plan
On April 1, 2019, MorphoSys AG established Long-Term Incentive Plan (Performance Share Plan) for the Management Board and selected employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on November 3, 2023. The program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria were based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 25%. In addition, the Supervisory Board set a “company factor” as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 12,295 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period in the period ending November 3, 2023. A member of the Management Board received 157 performance shares (for further information, see the tables entitled “Shares” and “Performance Shares” in Note 5.3 “Related Parties”), and members of the Executive Committee received 157 performance shares. A total of 11,981 performance shares were granted to other current and former employees of the Company.
In 2023, personnel expenses resulting from performance shares under the Group’s 2019 LTI Plan amounted to € 2,325 based on the fair value on the grant date (2022: € 25,278; 2021: € 190,767).
Development of Long-Term Incentive Plans and Fair Value
The table below shows the development of the LTI plans in the financial year 2023.

April 2019 Long-Term Incentive Program
Outstanding on January 1, 2023	18,821
Granted	0
Adjustment due to Performance Criteria	(6,526)
Exercised	(12,295)
Forfeited	0
Expired	0
Outstanding on December 31, 2023	0
Exercisable on December 31, 2023	0
Weighted-average Exercise Price (€)	n/a
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

April 2019 Long-Term Incentive Program
Share Price on Grant Date in €	85.00
Exercise Price in €	n/a
Expected Volatility of the MorphoSys share in %	37.76
Expected Volatility of the Nasdaq Biotech Index in %	18.61
Expected Volatility of the TecDAX Index in %	26.46
Performance Term of Program in Years	4
Dividend Yield in %	n/a
Risk-free Interest Rate in %	between 0.02 and 0.13
Fair Value on Grant Date in €	106.85
5.1.3    Restricted Stock Unit Plan (RSUP)
2021 Restricted Stock Unit Plan (RSUP)
On April 1, 2021, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan (Restricted Stock Unit Plan – RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are 100% met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries.
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
The fair value of the restricted shares granted on April 1, 2021, in accordance with the grant dates or measurement dates for each of the three performance periods were € 44.63 per share on August 6, 2021, € 18.46 per share on June 15, 2022, and € 18.96 per share as of April 18, 2023.
On October 1, 2021, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2021 program, except that the performance criteria can be met up to a maximum of 175% per year.
The fair value of the restricted shares granted on October 1, 2021, in accordance with the grant dates or measurement dates for each of the three performance periods were € 40.50 per share on October 1, 2021, € 18.46 per share on June 15, 2022, and € 18.96 per share on April 18, 2023.
In 2023, personnel expenses of the Group from the MorphoSys US Inc. 2021 RSU Plan amounted to € (27,091) based on the fair values (2022: € (219,040); 2021: € 1,260,750).
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
If a beneficiary ceases to hold office or is no longer employed at MorphoSys US Inc. or at Constellation Pharmaceuticals, Inc. before the end of a performance period, the beneficiary is generally entitled to all restricted stock units that have vested for previously completed one-year performance periods. All other restricted stock units will be forfeited without compensation.
The fair value of the restricted stock units granted on June 1, 2022, according to the reporting date for the three performance periods amounted to € 18.46 per share on June 15, 2022, € 18.96 on April 18, 2023, and € 34.00 per share on December 31, 2023.
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
The fair value of the restricted shares granted on October 1, 2022, in accordance with the grant dates or measurement dates for each of the three performance periods were € 22.22 per share on October 18, 2022, € 18.96 on April 18, 2023 and € 34.00 per share on December 31, 2023.

In 2023, personnel expenses of the Group from the MorphoSys US entities 2022 RSU Plan amounted to € 2,549,992 based on the fair values (2022: € 444,718; 2021: € —).
2023 Restricted Stock Unit Plan (RSUP)
On April 1, 2023, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals, Inc. (beneficiaries). This program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan (Restricted Stock Unit Plan – RSUP) and is paid out in shares of MorphoSys AG created from authorized capital when predefined key performance criteria are achieved. The plan has a term of three years and comprises three performance periods with a term of one year each. If the predefined performance criteria for the respective period are 100% met, 33% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US entities during the annual performance period. The performance criteria can be met annually up to a maximum of 175%. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year. After the end of the total three-year performance period, the final number of shares vested is calculated, and the shares created through authorized capital are transferred from the Company to the beneficiaries.
MorphoSys reserves the right to pay a certain amount of the LTI Plan in cash equal to the amount of the performance shares at the end of the performance period.
If a beneficiary ceases to hold office or is no longer employed at MorphoSys US Inc. or at Constellation Pharmaceuticals, Inc. before the end of a performance period, the beneficiary is generally entitled to all restricted stock units that have vested for previously completed one-year performance periods. All other restricted stock units will be forfeited without compensation.
The fair value of the restricted stock units granted on April 1, 2023, according to the reporting date for the three performance periods amounted to € 18.96 per share on April 18, 2023, (fair value and grant date for first performance period) and € 34.00 per share on December 31, 2023. Targets have not yet been set for the second and third performance periods, and thus a grant date is not yet available.
As of April 1, 2023, U.S. beneficiaries had been granted 494,979 restricted shares. In the period from April 1, 2023, to December 31, 2023, U.S. beneficiaries have left MorphoSys US Inc. and Constellation Pharmaceuticals, Inc., and therefore 53,646 restricted shares have expired.
For the 2023 LTI Plan, the calculation of personnel expenses from share-based compensation was based on the assumption that beneficiaries would leave the Company during the three-year period, for which 40% of the shares granted are designated.
On October 1, 2023, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals, Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2023, program. 26,606 restricted shares were granted. For the calculation of the personnel expenses from share-based compensation, it was assumed for the 2023 LTI Plan that 40% of beneficiaries would leave the Company during the three-year period.
The fair value of the restricted shares granted on October 1, 2023, in accordance with the grant dates or measurement dates for each of the three performance periods were € 26.60 per share as of October 24, 2023, and € 34.00 per share as of December 31, 2023. Targets have not yet been set for the second and third performance periods, and thus a grant date is not yet available.
In 2023, personnel expenses of the Group from the MorphoSys US entities 2023 RSU Plan amounted to € 3,349,318 based on the fair values (2022: € —; 2021: € —).
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

Development of RSUP with Equity-Settled Share-Based Payment
The table below shows the development of the performance shares under the MorphoSys RSU Plans in the financial year 2023.

	MorphoSys US Inc. – April 2021 Restricted Stock Unit Plan	MorphoSys US Inc. – October 2021 Restricted Stock Unit Plan	MorphoSys US – June 2022 Restricted Stock Unit Plan	MorphoSys US - October 2022 Restricted Stock Unit Plan	MorphoSys US – April 2023 Restricted Stock Unit Plan	MorphoSys US Inc. – October 2023 Restricted Stock Unit Plan
Outstanding on January 1, 2023	18,900	27,676	331,083	38,339	0	0
Granted	0	0	0	0	494,979	26,606
Exercised	0	0	0	0	0	0
Forfeited	(3,639)	(2,738)	(65,179)	(8,115)	(53,646)	0
Expired	0	0	0	0	0	0
Outstanding on December 31, 2023	15,261	24,938	265,904	30,224	441,333	26,606
Exercisable on December 31, 2023	0	0	0	0	0	0
Weighted-average Exercise Price (€)	n/a	n/a	n/a	n/a	n/a	n/a
5.2     Cash-Settled Share-Based Payment Transactions
2020 Restricted Stock Unit Plan (RSUP)
On April 1, 2020, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program was originally considered an equity-settled share-based payment transaction and was accounted for accordingly. As of December 31, 2022, it was decided to settle this program in cash.
The holding period/performance period expired on March 31, 2023. The performance criteria were based on the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The fulfillment of these performance criteria was set at 49%. Taking these conditions into account, a payout amount of € 290,378 resulted. This obligation was fulfilled in 2023.
On October 1, 2020, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program was originally considered an equity-settled share-based payment transaction and was accounted for accordingly. As of September 30, 2023, it was decided to settle this program in cash. This resulted in a reclassification of €246,265 from Equity to Provisions. The holding period/performance period expired on September 30, 2023. The performance criteria were based on the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The fulfillment of these performance criteria was set at 71%. Taking these conditions into account, a payout amount of € 61,364 resulted. This obligation was fulfilled in 2023.
In 2023, personnel expenses of the Group from the MorphoSys US Inc. 2020 RSU Plan amounted to € (28,242) based on the fair values (2022: € (1,074,075); 2021: € (462,243)).
2020 Performance Share Unit Program
On April 1, 2020, MorphoSys established a Performance Share unit Program (PSU Program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 21, 2020; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units vested per year is calculated on the basis of the performance criteria of the absolute and relative development of the MorphoSys share price compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a three-month period during which the performance shares can be transferred from the Company to the beneficiaries.
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
If an accumulated period of absence of more than twelve months occurs during the four-year vesting period/performance period, 1/48 of the performance share units are forfeited for each month of absence. A period of absence is defined as an absence due to illness or a period of inactive service or employment without continued payment of remuneration.
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
In March 2021, the terms of the Performance Share Unit Programs (PSU Programs) of April 1, 2020, and June 1, 2020, for the Management Board and certain employees of the Company (beneficiaries) were amended so that the number of performance share units still to be vested for the remaining three years is calculated on the basis of the performance criteria of the absolute performance of the MorphoSys share price and the relative performance of the MorphoSys share price compared to the performance of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index. Previously, the number of performance share units earned in the first year was calculated on the basis of the performance criteria of the absolute and relative performance of the MorphoSys share price compared to the performance of the Nasdaq Biotech Index and the TecDAX Index. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in the first year, and 75% become vested during the remaining three-year vesting period. The modification of the program’s terms concerns the respective remaining vesting periods/performance periods of the programs for the subsequent three years as of April 1, 2021 and June 1, 2021. The approval of the Management Board and certain employees of the Company (beneficiaries) to the modified program terms was obtained by April 17, 2021. The modification of the programs had no material impact on the fair values of the performance shares or on the period over which the personnel expenses are allocated.
In 2023, personnel expenses under the Group’s 2020 Performance Share Unit Program amounted to € 9,863 (2022: € (81,677); 2021: € 1,083,058).
2021 Performance Share Unit Program
On April 1, 2021, MorphoSys established a Performance Share Unit Program (PSU Program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 19, 2021; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the absolute share price development of the MorphoSys share, the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index and an assessment of the employee engagement. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a three-month period during which the performance shares can be transferred from the Company to the beneficiaries.
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

If an accumulated period of absence of more than twelve months occurs during the four-year vesting period/performance period, 1/48 of the performance share units are forfeited for each month of absence. A period of absence is defined as an absence due to illness or a period of inactive service or employment without continued payment of remuneration.
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
In 2023, personnel expenses under the Group’s 2021 Performance Share Unit Program amounted to € 1,302,782 (2022: € (444,524); 2021: € 701,136).
2022 Performance Share Unit Program
On June 1, 2022, MorphoSys established a Performance Share Unit Program (PSU Program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was June 15, 2022. The vesting period/performance period is four years. If the predefined performance criteria for the four-year period are 100% met, 100% of the performance share units become vested in the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, the achievement of Development Milestones and an assessment of the employee engagement. The performance criteria can be met up to a maximum of 200%. If the defined performance criteria are met by less than 0%, no performance share units will be earned for the four-year assessment period. The right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a three-month period during which the earned performance shares are transferred from the Company to the beneficiaries by means of a cash settlement.
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
In 2023, personnel expenses under the Group’s 2022 Performance Share Unit Program amounted to € 9,720,070 (2022: € 2,946,000; 2021: € —).

2023 Performance Share Unit Program
On April 1, 2023, MorphoSys established a Performance Share Unit Program (PSU Program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 18, 2023. The vesting period/performance period is four years. If the predefined performance criteria for the four-year period are 100% met, 100% of the performance share units become vested in the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, the achievement of Development Milestones and an assessment of the employee engagement. The performance criteria can be met up to a maximum of 200%. If the defined performance criteria are met by less than 0%, no performance share units will be earned for the four-year assessment period. The right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a three-month period during which the earned performance shares are transferred from the Company to the beneficiaries by means of a cash settlement.
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
As of April 1, 2023, a total of 982,783 performance share units were granted to beneficiaries, of which 241,666 performance share units to the Management Board, 130,000 performance share units to other members of the Executive Committee and 611,117 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. For the calculation of the personnel expenses from share-based compensation, it was assumed for the PSU program 2023 that 25% of beneficiaries would leave the Company during the four-year period.
On October 1, 2023, MorphoSys established a Performance Share Unit Program (PSU Program) for the Management Board and certain employees of the Company (beneficiaries). The terms and conditions were identical to those of the April 1, 2023 program. A total of 40,086 performance share units were granted to beneficiaries, of which 28,571 performance share units to the Management Board and 11,515 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. The grant date was October 24, 2023.
In 2023, personnel expenses under the Group’s 2023 Performance Share Unit Program amounted to € 10,337,432 (2022: € —; 2021: € —)
Long-Term Cash Incentive Plan (CLTI Plan)
On April 30, 2020, MorphoSys US Inc. established a long-term cash incentive plan (CLTI plan) for certain employees of MorphoSys US Inc. (beneficiaries). The holding period/performance period expired on March 31, 2023. The performance criteria were based on the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The fulfillment of these performance criteria was set at 49%. Taking these conditions into account, a payout amount of € 178,790 resulted and the corresponding obligation was fulfilled in 2023.
In 2023, personnel expenses of the Group from the MorphoSys US Inc. 2020 CLTI plan amounted to € (131,585) (2022: € 42,585; 2021: € 117,395).
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

Development of Cash-Settled Programs and Fair Value
The table below shows the development of the Performance Share Unit Programs and the Restricted Stock Unit Plans in the financial year 2023.

	MorphoSys US Inc. – April 2020 Restricted Stock Unit Plan	MorphoSys US Inc. – October 2020 Restricted Stock Unit Plan	April 2020 Performance Share Unit Program	June 2020 Performance Share Unit Program	April 2021 Performance Share Unit Program
Outstanding on January 1, 2023	11,597	3,232	24,453	8,361	99,549
Granted	0	0	0	0	0
Exercised	(10,719)	(2,628)	0	0	0
Forfeited	(878)	(604)	(98)	0	(1,785)
Expired	0	0	0	0	0
Outstanding on December 31, 2023	0	0	24,355	8,361	97,764
Exercisable on December 31, 2023	0	0	0	0	0
Weighted-average Exercise Price (€)	n/a	n/a	n/a	n/a	n/a

	October 2021 Performance Share Unit Program	June 2022 Performance Share Unit Program	October 2022 Performance Share Unit Program	April 2023 Performance Share Unit Program	October 2023 Performance Share Unit Program
Outstanding on January 1, 2023	4,373	609,869	40,414	0	0
Granted	0	0	0	982,783	40,086
Exercised	0	0	0	0	0
Forfeited	0	(47,724)	(1,828)	(38,413)	0
Expired	0	0	0	0	0
Outstanding on December 31, 2023	4,373	562,145	38,586	944,370	40,086
Exercisable on December 31, 2023	0	0	0	0	0
Weighted-average Exercise Price (€)	n/a	n/a	n/a	n/a	n/a
The fair values of the performance share units of the 2020, 2021, 2022 and 2023 PSU Programs are determined using a Monte Carlo simulation. The expected volatility is based on the development of the share price volatility of the last four years. The calculation of fair values equally considered the performance criteria of the absolute performance of MorphoSys shares, the relative performance compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, and an evaluation of employee engagement. The parameters and the fair value of each program are listed in the table below.

	April 2020 Performance Share Unit Program	June 2020 Performance Share Unit Program	April 2021 Performance Share Unit Program	October 2021 Performance Share Unit Program
Share Price in € on December 31, 2023	34.00	34.00	34.00	34.00
Exercise Price in €	n/a	n/a	n/a	n/a
Expected Volatility of the MorphoSys share in %	76.43	76.43	79.21	73.66
Expected Volatility of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index in %	19.14	19.14	18.66	18.38
Remaining Performance Term of Program in Years	0.25	0.42	1.25	1.75
Dividend Yield in %	n/a	n/a	n/a	n/a
Risk-free Interest Rate in %	3.56	3.51	2.93	2.55
Fair Value on December 31, 2023, in €	0.01	1.77	15.55	22.82

		June 2022 Performance Share Unit Program	October 2022 Performance Share Unit Program	April 2023 Performance Share Unit Program	October 2023 Performance Share Unit Program
Share Price in € on December 31, 2023	Share Price in € on	34.00	34.00	34.00	34.00
Exercise Price in €		n/a	n/a	n/a	n/a
Expected Volatility of the MorphoSys share in %		65.29	62.92	59.28	57.35
Expected Volatility of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index in %		17.67	16.94	17.71	17.93
Remaining Performance Term of Program in Years		2.42	2.75	3.25	3.75
Dividend Yield in %		n/a	n/a	n/a	n/a
Risk-free Interest Rate in %		2.32	2.29	2.22	2.13
Fair Value on December 31, 2023, in €	Fair Value on , in €	24.64	22.83	21.03	25.28

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
Related Entity
In 2023, revenues of € 3.8 million and cost reimbursements of € 5.8 million were recognized with the associated company under the underlying license agreements. As of December 31, 2023, trade receivables from associated companies amounted to € 0.5 million. For the terms and conditions related to these transactions, refer to Note 4.12.
Related Person
The Group engages in business relationships with members of the Management Board, the Supervisory Board and the other members of the Executive Committee as related parties responsible for the planning, management and monitoring of the Group. In addition to cash compensation, the Group has granted the Management Board performance shares. The tables below show the shares held and equity-settled stock options and performance shares from LTI plans that are part of share-based plans by the members of the Management Board and Supervisory Board (or by parties closely associated to them), as well as the changes in their ownership during the 2023 financial year.
Related parties that can be influenced by the Group or can have a significant influence on the Group can be divided into subsidiaries, members of the Supervisory Board, members of management in key positions and other related entities.

Shares
	1/1/2023	Additions	Sales	12/31/2023
Management Board
Jean-Paul Kress, M.D.	0	0	0	0
Sung Lee[1]	2,250	—	—	—
Charlotte Lohmann[2]	1,168	157	0	1,325
Lucinda Crabtree, Ph.D.[3]	—	0	0	0
Total	3,418	157	0	1,325
Supervisory Board
Marc Cluzel, M.D., Ph.D.	4,500	4,025	0	8,525
Michael Brosnan**	5,000	0	0	5,000
Sharon Curran	0	0	0	0
George Golumbeski, Ph.D.	0	0	0	0
Andrew Cheng, M.D., Ph.D.	0	0	0	0
Krisja Vermeylen	2,000	1,000	0	3,000
Total	11,500	5,025	0	16,525
**Michael Brosnan holds 20,000 ADSs, i.e. 5,000 shares converted in ordinary shares.

Stock Options
	1/1/2023	Additions	Adjustment due to Performance Criteria[4]	Forfeitures	Exercises	12/31/2023
Management Board
Jean-Paul Kress, M.D.	81,989	0	(24,543)	0	0	57,446
Sung Lee[1]	0	—	—	—	—	—
Charlotte Lohmann[2]	4,595	0	(1,493)	0	0	3,102
Lucinda Crabtree, Ph.D.[3]	—	0	0	0	0	0
Total	86,584	0	(26,036)	0	0	60,548

Performance Shares from LTI plans
	1/1/2023	Additions	Adjustment due to Performance Criteria[4]	Forfeitures	Conversion to Shares		12/31/2023
Management Board
Jean-Paul Kress, M.D.	0	0	0	0	0		0
Sung Lee[1]	0	—	—	—	—		—
Charlotte Lohmann[2]	626	0	(469)	0	(157)		0
Lucinda Crabtree, Ph.D.[3]	—	0	0	0	0		0
Total	626	0	(469)	0	(157)	0	0

1 Sung Lee resigned as a member of the Management Board with effect from the end of March 17, 2023. Changes after his departure from the Management Board are not presented.
2 With effect as of March 1, 2023, Charlotte Lohmann has been appointed as a member of the Management Board and Chief Legal Officer until the end August 31, 2023. Opening and closing balances presented in the tables were held by Charlotte Lohmann correspondingly before and after she was appointed as a member of the Management Board.
3 Lucinda Crabtree joined the Management Board of MorphoSys AG effective August 8, 2023.
4 Adjustment due to established performance criteria. For performance criteria that have not been met, a target achievement of 100% is assumed.
MorphoSys does not award any long-term variable remuneration component to the Supervisory Board.

The remuneration system for the Management Board meets the requirements of the German Stock Corporation Act and the German Corporate Governance Code and is intended to further a sustainable and long-term development of the Company and MorphoSys-Group. The Management Board’s total remuneration consists of several components, including fixed compensation, an annual cash bonus that is dependent upon the achievement of corporate targets (short-term incentives – STI), variable compensation components with long-term incentives (LTI) and other remuneration components. The variable remuneration components with long-term incentive consist of a long-term incentive plan (LTI Plan) in form of the performance share unit program. In previous years, stock options under the Company's stock option programs and performance shares under the Company's performance share plans have also been issued to Management Board members. In addition to fixed base remuneration, Management Board members receive standard fringe benefits, which mainly include the professional and private use of company cars, contributions to or reimbursement of costs for health, social and accident insurance, reimbursement of costs for legal advice related to service agreements, and dual residences. All total compensation packages are reviewed annually by the Compensation and Nomination Committee for scope and appropriateness and compared with the outcome of an annual Executive Board compensation analysis. The remuneration of the Management Board members is based largely on the duties of the respective Management Board member, the financial situation and the performance and business of the Company. All resolutions on the remuneration of the Management Board members are passed by the full Supervisory Board. The Management Board’s total remuneration package and the pension contracts were thoroughly reviewed and then adjusted by the Supervisory Board in 2022 and 2023.
The Management Board members generally participate in a pension plan in form of a provident fund. The provident fund takes out a reinsurance policy that funds the pension benefits. In addition, the Management Board members also receive an amount equal to up to 10% of their fixed annual (gross) base salary, which is intended to be used by the Management Board members for their individual retirement plans. This amount may also be invested in a pension plan. Jean-Paul Kress, M.D., also has the option to use both payments, however, up to a maximum of 10% of his fixed annual (gross) base salary, for his individual retirement plans.
Management Board members who also have a company pension plan as part of their deferred remuneration (direct insurance) also receive an allowance for this Company pension plan. The pension scheme for individual Management Board members may be differently structured in exceptional cases, e.g., in case a Management Board member is resident abroad.
If a Management Board member’s service contract terminates due to death, the member’s spouse or life partner is entitled to the fixed monthly salary for the month of death and the 12 months thereafter.
In the event of (i) a change of control and (ii) a material reduction of the area of responsibilities within one year after the change of control, the members of the Management Board, Jean-Paul Kress, M.D. and Lucinda Crabtree, Ph.D., are entitled to resign from the office as member of the Management Board and simultaneously terminate the service agreement against the payment of the outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, that such amount shall not exceed twice the annual remuneration.
The Performance Share Unit Programs also provide for the right of the Management Board members and/or the Company to forfeit all unexercised performance share units in return for a compensation payment in the amount of the respective offer price in the event of a voluntary takeover bid or a mandatory offer. In addition, in such a case all granted stock options, performance share units and performance shares will generally vest with immediate effect and can be exercised after expiry of the statutory waiting periods, whereby a change of control has occurred when (i) MorphoSys transfers assets or a substantial portion of its assets to unaffiliated third parties, (ii) MorphoSys merges with an unaffiliated company, (iii) an agreement pursuant to Section 291 AktG is entered into with MorphoSys as a dependent company, MorphoSys is integrated under Section 319 AktG or (iv) a shareholder or third party holds 30% or more of MorphoSys’s shares and/or voting rights.
In 2023, the STI 2022 was paid out. Financial and non-financial performance indicators were set for the STI 2022. The financial performance indicator included the financial performance indicators as presented in the management report. The non-financial ones included commercial, development and business development related targets. These performance indicators resulted in a weighted target achievement of 159.71%.
For the fiscal year 2023, the members of the Management Board were granted a total compensation (in accordance with HGB) of € 8,279,615 (2022: € 9,159,782), consisting of performance-unrelated remuneration of € 1,955,735 (2022: € 2,738,488), performance-related remuneration of € 1,898,880 (2022: € 1,821,294) as well as long-term incentive compensation of € 4,425,000 (2022: € 4,600,000) in the form of share-based compensation. The latter represents the fair value upon grant date. In 2022, termination benefits to members of the Management Board were recognized in the amount of € — (2022: € 320,248).

As of March 17, 2023, Sung Lee resigned from his position as CFO and as a member of the Management Board. The performance share units allocated to him will be granted in full, subject to the fulfillment of all other plan conditions.

Charlotte Lohmann was appointed as member of the Management Board and Chief Legal Officer with effect as of March 1, 2023, until the end of August 31, 2023.
On March 14, 2023, MorphoSys announced that Lucinda Crabtree, Ph.D., will join as Chief Financial Officer and member of the Management Board. She has been appointed as a Management Board member with effect as of August 8, 2023.
As of April 1, 2023, the Management Board was granted 241,666 Performance Share Units. The fair value as of December 31, 2023, amounts to € 21.03. As of October 1, 2023, the Management Board was granted 28,571 Performance Share Units. The fair value as of December 31, 2023, amounts to € 25.28.
For the individualized Management Board compensation, refer to the separately available remuneration report.
In the years 2023 and 2022, there were no other long-term benefits in accordance with IAS 24.17 (c) accruing to the Management Board or Supervisory Board. No benefits upon termination of service in accordance with IAS 24.17 (d) were accrued for the Supervisory Board in the years 2023 and 2022.
Compensation (in accordance with HGB) to former members of the Management Board, including bonus payments and other severance related items, amounted to € 0.9 million in 2023 (2022: € 1.4 million).
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
The total compensation for key management personnel (Management Board and members of the Executive Committee) in 2023 and 2022 were as follows.

in €	2023	2022
Total Short-Term Employee Benefits	7,857,680	7,847,207
Total Post-Employment Benefits	416,054	405,922
Total Termination Benefits	0	320,248
Total Share-Based Payment	10,060,828	1,317,464
Total Compensation	18,334,562	9,890,841
As of December 31, 2023, there were accrued personnel expenses of € 3.7 million for payments to key management personnel for performance-related remuneration and non-current provisions of € 9.1 million for long-term incentive compensation (December 31, 2022: € 3.1 million and € 2.0 million, respectively).
The total remuneration for the Supervisory Board, excluding reimbursed travel costs, in 2023 and 2022 was as follows.

	Fixed Compensation		Attendance Fees[1]		Total Compensation
in €	2023	2022	2023	2022	2023	2022
Marc Cluzel, M.D., Ph.D.	104,210	104,210	56,000	45,200	160,210	149,410
Michael Brosnan	67,026	57,284	49,937	34,000	116,963	91,284
Sharon Curran	56,663	45,284	36,000	27,200	92,663	72,484
George Golumbeski, Ph.D.	69,289	70,926	30,800	29,200	100,089	100,126
Andrew Cheng, M.D., Ph.D.	45,284	28,240	34,800	12,400	80,084	40,640
Wendy Johnson	—	19,302	—	20,400	—	39,702
Krisja Vermeylen	57,284	57,284	39,200	32,000	96,484	89,284
Total	399,756	382,530	246,737	200,400	646,493	582,930
1 The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.
No other agreements currently exist with present or former members of the Supervisory Board.
As of December 31, 2023, the members of the Executive Committee (excluding the Management Board) held 10,589 stock options, 47,916 restricted stock units and 0 performance shares granted by the Company.

In 2023, performance share units under a new performance share unit program as well as restricted stock units under a new restricted stock unit plan were issued to the members of the Executive Committee (excluding the Management Board) (see Note 5.2).
Since April 1, 2023, the members of the Executive Committee (excluding the Board of Management) have a three-year period to exercise in total 1,220 stock options which have been granted to them under the 2019 SOP-Plan, which grant the same amount of subscription rights in shares of the Company. By December 31, 2023, no stock options have been exercised and thus, no shares were transferred.
On April 1, 2023, a total of 157 shares from the 2019 LTI Plan (performance share plan) were allocated to the members of the Executive Committee (excluding the Management Board), who were given the option to receive the shares within a six-month period. By December 31, 2023, 314 shares have been transferred.
6    Additional Notes
6.1    Obligations arising from Leases and Other Contracts
The future minimum payments under non-cancelable leases of low-value assets, performance share unit programs and contracts for insurance and other services on December 31, 2023 were as follows:

in 000' €	Leases of Low-Value Assets and Short-Term Leases	Share-based payment programs	Other	Total
Less than 1 Year	0	1,113	1,883	2,996
Between One and Five Years	0	48,346	5,791	54,137
More than 5 Years	0	0	0	0
Total	0	49,459	7,674	57,133
As of December 31, 2022, these future minimum payments were as follows:

in 000' €	Leases of Low-Value Assets and Short-Term Leases	Share-based payment programs	Other	Total
Less than 1 Year	0	200	1,098	1,298
Between One and Five Years	3	9,300	13,499	22,802
More than 5 Years	0	0	0	0
Total	3	9,500	14,597	24,100
Additionally, the Company has contracts for outsourced studies whereas the services have not been rendered as of December 31, 2023, and which could result in future payment obligations. These amounts could be shifted or substantially lower due to changes in the study timeline or premature study termination.

in million €	2023	2022
Less than 1 Year	133.7	228.4
Between One and Five Years	143.0	214.1
More than 5 Years	0.0	0.0
Total	276.7	442.5
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
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
If certain milestones are achieved by MorphoSys (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 236.5 million (€ 214.0 million) related to regulatory events or the achievement of sales targets.
Monjuvi®’s product sales trigger percentage-based royalty payments.
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
The assessment of potentially uncertain tax positions included the tax treatment of the financial liability from future payments to Royalty Pharma. In contrast to IFRS accounting, a deferred income item was recognized for tax purposes, which will be realized over the term of the underlying license agreements. The Company assumes that the tax authorities will share this assessment and that this will not be objected in a future tax audit. Due to the remaining uncertainty and the significance of the potential tax risk, we reported a contingent income tax liability in accordance with IFRIC 23.A5, IAS 12.88 and IAS 37. A different tax assessment would have a significant impact in the form of an additional tax payment. For tax purposes, deferred income for the obligations to Royalty Pharma amounted to € 786.4 million as of December 31, 2023 and the associated contingent tax liability upon non-acceptance of the deferral including interest effects amounts to € 226.8 million.
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
6.3    Additional Disclosures for Financial Instruments
Fair Value Hierarchy and Measurement Methods
The fair value is the price that would be achieved for the sale of an asset in an arm’s length transaction between independent market participants or the price to be paid for the transfer of a liability (disposal or exit price).
Fair value is a market-based, not an entity-specific measurement. The fair value of non-financial assets is based on the best use of the asset by a market participant. For financial instruments, the use of bid prices for assets and ask prices for liabilities is permitted but not required if those prices best reflect the fair value in the respective circumstances. For simplification, mid rates are also permitted.
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
Hierarchy Level 3 financial assets comprise equity investments, financial assets and financial liabilities from collaborations, financial assets which are part of other receivables (anti-dilution right HI-Bio), financial assets from Escrow accounts, the debt component of the convertible bond as well as financial liabilities from future payments to Royalty Pharma. For appraising the fair value of the financial assets from restricted escrow accounts (these are accounted for at fair value through profit or loss), the expected cash inflows were probability adjusted depending on the occurrence of certain conditions and discounted using market interest rates of the obligated contract party. The underlying valuations are generally carried out by employees in the finance department who report directly to the Chief Financial Officer. The valuation process and results are reviewed and discussed among the persons involved on a regular basis.
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
For further information on the assumptions and estimates used to derive the cash flows from the HI-Bio anti-dilution right, as well as a sensitivity analysis of the main estimates and assumptions, please refer to Note 4.5.
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
Reclassifications between the hierarchy levels are generally taken into account as of the reporting dates. In 2023 and 2022, no transfers were made between the fair value hierarchy levels.
The carrying amounts of current financial assets and liabilities at amortized cost approximate their fair values given their short maturities.

The table below shows the fair values of financial assets and liabilities and the carrying amounts presented in the consolidated balance sheet.

December 31, 2023; in 000' €	Classification Financial Instrument	Carrying Amount	Fair Value	Hierarchy Level
Cash and Cash Equivalents	AC	158,500	*	*
Other Financial Assets		520,845
thereof Money Market Funds	FVTPL	234,094	234,094	1
thereof Fixed Term Deposits	AC	285,984	*	*
thereof Financial Asset from Escrow Account	FVTPL	768	768	3
Accounts Receivable	AC	32,094	*	*
Financial Assets from Collaborations	FVTPL	3,410	3,410	3
Other Receivables		1,496
thereof Anti-Dilution Right HI-Bio	FVTPL	0	0	3
thereof Non-Financial Assets	n/a	1,496	n/a	n/a
Prepaid Expenses and Other Assets		30,323
thereof Non-Financial Assets	n/a	30,323	n/a	n/a
Current Financial Asset		714,849
Other Financial Assets		1,134
thereof Financial Asset from Escrow Account	FVTPL	1,134	1,134	3
Prepaid Expenses and Other Assets		7,341
thereof Restricted Cash	AC	1,217	1,217	2
thereof Non-Financial Assets	n/a	6,124	n/a	n/a
Non-Current Financial Asset		2,351
Total		717,200
Accounts Payable and Accruals		(109,805)
thereof Accounts Payable	FLAC	(28,388)	*	*
thereof Non-Financial Liabilities	n/a	(81,417)	n/a	n/a
Bonds	FLAC	(1,638)	*	*
Financial Liabilities from Collaborations	FLAC	(5,527)	*	*
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(119,811)	*	*
Current Financial Liabilities		(155,364)
Bonds	FLAC	(244,021)	(244,818)	3
Financial Liabilities from Collaborations	FLAC	(108,869)	(93,354)	3
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(1,316,353)	(1,318,880)	3
Non-Current Financial Liabilities		(1,669,243)
Total		(1,824,607)
* For these instruments the carrying amount is a reasonable approximation of fair value.

December 31, 2022; in 000' €	Classification Financial Instrument	Carrying Amount	Fair Value	Hierarchy Level
Cash and Cash Equivalents	AC	402,351	*	*
Other Financial Assets		504,823
thereof Money Market Funds	FVTPL	14,622	14,622	1
thereof Fixed Term Deposits	AC	490,201	*	*
Accounts Receivable	AC	91,231	*	*
Financial Assets from Collaborations	FVTPL	0	0	3
Other Receivables		12,852
thereof Anti-Dilution Right HI-Bio	FVTPL	9,832	9,832	3
thereof Non-Financial Assets	n/a	3,020	n/a	n/a
Current Financial Asset		1,008,237
Prepaid Expenses and Other Assets		8,729
thereof Restricted Cash	AC	1,324	1,324	2
thereof Non-Financial Assets	n/a	7,405	n/a	n/a
Non-Current Financial Asset		1,324
Total		1,009,561
Accounts Payable and Accruals		(157,270)
thereof Accounts Payable	FLAC	(38,579)	*	*
thereof Non-Financial Liabilities	n/a	(118,691)	n/a	n/a
Bonds	FLAC	(2,031)	*	*
Financial Liabilities from Collaborations	FLAC	(2,514)	*	*
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(102,171)	*	*
Current Financial Liabilities		(145,295)
Bonds	FLAC	(291,647)	(277,166)	3
Financial Liabilities from Collaborations	FLAC	(217,826)	(167,984)	3
Financial Liabilities from Future Payments to Royalty Pharma	FLAC	(1,398,303)	(1,290,475)	3
Non-Current Financial Liabilities		(1,907,776)
Total		(2,053,071)
*For these instruments the carrying amount is a reasonable approximation of fair value.

The totals of the carrying amounts of the financial instruments per measurement category are shown in the following overview.

in 000' €	Classification Financial Instrument	12/31/2023	12/31/2022
Financial Assets FVTPL	FVTPL	239,406	24,454
Financial Assets AC	AC	477,795	985,107
Financial Liabilities FLAC	FLAC	(1,824,607)	(2,053,071)

The development of the fair values of financial assets measured at fair value and allocated to hierarchy level 3 is shown in the following reconciliation.

in 000' €	Financial Asset from Escrow Account	Anti-Dilution Right HI-Bio	Shares in Affiliated Companies < 20 % at Fair Value
Balance as of January 1, 2023	—	9,832	0
Additions	1,854	0	0
Gains/(losses) recognized in other comprehensive income	0	0	6,272
Gains/(losses) recognized in profit or loss statement	47	(4,251)	0
Reclassification to investment in associates	0	(5,581)	0
Reclassification hierarchy levels	0	0	0
Disposals	0	0	(6,272)
Balance as of December 31, 2023	1,901	—	—

in 000' €	Financial Asset from Escrow Account	Anti-Dilution Right HI-Bio	Shares in Affiliated Companies < 20 % at Fair Value
Balance as of January 1, 2022	—	0	0
Additions	—	10,377	0
Gains/(losses) recognized in other comprehensive income	—	0	0
Gains/(losses) recognized in profit or loss statement	—	(386)	0
Reclassification to investment in associates	—	(160)	0
Reclassification hierarchy levels	—	0	0
Disposals	—	0	0
Balance as of December 31, 2022	—	9,832	—
Equity Investments
Since July 2018, MorphoSys held an investment in adivo GmbH. During the 2023 financial year, all shares in this investment, which was accounted for at fair value through other comprehensive income, were sold. The gain on the disposal amounted to € 6.3 million and was recognized in equity. The amount was reclassified from Other Comprehensive Income to the capital reserve (2022: € 0.0 million). This corresponds to a fair value before sale of € 6.7 million. As of December 31, 2022, the fair value of the investment was measured at € 0.0 million.
In the 2023 and 2022 financial years, no dividends from the investments were recognized in profit or loss.
Net Result according to Measurement Categories
The following net gains or losses resulted from financial instruments in the financial year.

in 000' €	2023	2022	2021
FVTPL	9,553	7,051	10,983
AC	19,095	9,064	9,824
FLAC	39,065	231,387	(104,568)
Total	67,713	247,502	(83,761)
The net gains on financial assets at fair value through profit or loss (FVTPL) resulted from valuation effects from changes in the fair value of financial assets from collaborations and money market funds. Net losses on financial assets at amortized cost (AC) resulted from the application of the effective interest method for the term deposits, exchange rate fluctuations and risk provisions. The category financial liabilities at amortized cost (FLAC) includes the gains and losses from fair value changes due to changes in planning estimates and the effective interest rate from the financial liabilities from collaborations as well as from the application of the effective interest rate method for the financial liabilities from future payments to Royalty Pharma and the convertible bonds.

The gross interest income and expenses from financial assets and liabilities measured at amortized cost are shown in the following table.

in 000' €	2023	2022	2021
Interest Income AC	18,316	4,618	723
Interest Expenses AC	(21)	(1,580)	(2,415)
Interest Income FLAC	0	0	0
Interest Expenses FLAC	(76,499)	(102,144)	(62,252)
Total	(58,204)	(99,106)	(63,944)
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
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
The changes in risk provisions (see Note 2.6.1) recognized in the statement of profit or loss for the financial years 2023, 2022 and 2021 under the item impairment losses on financial assets were determined based on the rationale that negative values represent additions and positive values represent reversals of risk provisions. There were no write-offs in the 2023 financial year. In the general impairment model, the risk provision is recognized for financial assets at amortized cost - cash and cash equivalents, parts of other financial assets (term deposits) - and in the simplified impairment model for accounts receivable.

	General Impairment Model			Simplified Impairment Model		Total
in 000' €	Stage 1	Stage 2	Stage 3	Stage 2	Stage 3
Balance as of January 1, 2022	(685)	0	0	(360)	0	(1,045)
Unused Amounts Reversed	685	0	0	360	0	1,045
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	(697)	0	0	(414)	0	(1,111)
Change between Impairment Stages	0	0	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2022	(697)	0	0	(414)	0	(1,111)
Balance as of January 1, 2023	(697)	0	0	(414)	0	(1,111)
Unused Amounts Reversed	697	0	0	414	0	1,111
Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year	(229)	0	0	(166)	0	(395)
Change between Impairment Stages	0	0	0	0	0	0
Amounts written off during the Year as uncollectible	0	0	0	0	0	0
Balance as of December 31, 2023	(229)	0	0	(166)	0	(395)
The gross carrying amounts of the Group's financial assets by credit risk rating class are as follows.

Financial Assets as of December 31, 2023	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000’ €)
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	158,511
Term Deposits	low	Expected Twelve-Month Loss	286,185
Accounts Receivable	low	Lifetime Expected Credit Losses	32,260

Financial Assets as of December 31, 2022	Internal Credit Rating	Basis for Recognition of Expected Credit Loss Provision	Gross Carrying Amount (in 000’ €)
Cash and Cash Equivalents	low	Expected Twelve-Month Loss	402,353
Term Deposits	low	Expected Twelve-Month Loss	490,881
Accounts Receivable	low	Lifetime Expected Credit Losses	91,645
The Group is also exposed to credit risk from debt instruments that are measured at fair value through profit or loss. This includes the items “Financial Assets at Fair Value through Profit or Loss” and “Financial Assets from Collaborations.” As of December 31, 2023, the maximum credit risk corresponded to the carrying amounts of these items amounting to € 238.3 million (December 31, 2022: € 14.6 million).
One of the Group’s policies requires that all customers who wish to transact business on credit undergo a credit assessment based on external ratings. Nevertheless, the Group’s revenue and accounts receivable are still subject to credit risk from customer concentration. The Group’s single most significant customer accounted for € 14.4 million of accounts receivables as of December 31, 2023 (December 31, 2022: € 51.4 million), or 45% of the Group’s total accounts receivable at the end of 2023. The Group’s top three customers individually accounted for 47%, 16% and 15% of the total revenue in 2023.
As of December 31, 2022, 56% of the Group’s accounts receivable balance related to a single customer; of the total revenue in 2022, three customers individually accounted for 35%, 15% and 12%.
The maximum credit risk (equal to the carrying amount) for rent deposits and other deposits on the reporting date amounted to € 1.2 million (December 31, 2022: € 1.3 million).
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
The following table shows the maturities of the cash flows of accounts payable and bonds at the balance sheet date. For the financial liabilities from collaborations, the non-discounted, future planned half profit sharing payments from Incyte for the sales of Monjuvi® in the U.S. are presented. The financial liabilities from future payments to Royalty Pharma include the undiscounted, planned net sales in the coming years. There is no cash inflow and outflow at MorphoSys as the agreed percentage royalties and milestones are paid directly by Janssen, GSK and Roche to Royalty Pharma. Refer to Note 4.9 for the contractual cash flows of lease liabilities.

in '000 €; due on December 31, 2023 in	Less than 1 Year	Between One and Five Years	More than 5 Years	Total
Accounts Payable	28,388	0	0	28,388
Bonds	1,638	263,738	0	265,376
Financial Liabilities from Collaborations	5,665	55,936	88,087	149,688
Financial Liabilities from Future Payments to Royalty Pharma	123,453	1,126,359	710,567	1,960,379

in 000' €; due on December 31, 2022 in	Less than 1 Year	Between One and Five Years	More than 5 Years	Total
Accounts Payable	38,579	0	0	38,579
Bonds	2,031	329,063	0	331,094
Financial Liabilities from Collaborations	2,588	67,784	225,172	295,544
Financial Liabilities from Future Payments to Royalty Pharma	105,525	780,755	1,250,387	2,136,667
There were no financial instruments pledged as collateral as of December 31, 2023.
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
The use of derivatives is subject to a Group guideline approved by the Management Board, which represents a written guideline for dealing with derivatives. In accordance with the Group's hedging policy, only highly probable future cash flows and clearly determinable receivables that can be realized within a period of twelve months are hedged. MorphoSys enters into foreign exchange option and forward exchange contracts to hedge its foreign exchange exposure arising from U.S. dollar cash flows.
The Group’s exposure to foreign currency risk based on the carrying amounts of the items is shown in the table below.

as of December 31, 2023; in 000' €	US$	Other
Cash and Cash Equivalents	19,927	0
Accounts Receivable	23,468	0
Financial Assets from Collaborations	3,410	0
Accounts Payable and Accruals	(38,262)	(15)
Financial Liabilities from Collaborations	(114,395)	0
Total	(105,852)	(15)

as of December 31, 2022; in 000' €	US$	Other
Cash and Cash Equivalents	15,986	0
Accounts Receivable	77,045	0
Accounts Payable and Accruals	(97,946)	(56)
Financial Liabilities from Collaborations	(220,339)	0
Total	(225,254)	(56)
The financial liabilities from future payments to Royalty Pharma are dependent on future royalty income, which is determined on the basis of sales in U.S. dollars. The transfer of assigned license revenues is settled in euros. Refer to Note 4.20 for a sensitivity analysis on the impact of a change in the foreign exchange rate.
Different foreign exchange rates and their impact on financial assets and liabilities were simulated in a sensitivity analysis to determine the effects on profit or loss. Positive amounts would increase a consolidated net profit or decrease a consolidated net loss. Negative amounts would decrease a consolidated net profit or increase a consolidated net loss.

in million €	2023	2022	2021
Increase of the Euro by 10%	7.3	15.6	39.3
Decrease of the Euro by 10%	(9.3)	(19.7)	(48.0)

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

in million €	2023	2022	2021
Increase of the variable Interest Rate by 0.5%	2.4	2.4	0.8
Decrease of the variable Interest Rate by 0.5%	(2.4)	(2.4)	(0.8)
The Group is currently not subject to significant interest rate risks from the account payables reported on the balance sheet.
6.4.4    Capital Management
The Management Board’s policy for capital management is to preserve a strong and sustainable capital base in order to maintain the confidence of investors, business partners, and the capital market and to support future business development and to safeguard its ability to continue as a going concern. As of December 31, 2023, the equity ratio was 2.4% (December 31, 2022: 6.6%; see also the following overview).

in 000' €	12/31/2023	12/31/2022
Stockholders’ Equity	49,049	157,410
In % of Total Capital	2.4	6.6
Total Liabilities	1,977,262	2,239,523
In % of Total Capital	97.6	93.4
Total Capital	2,026,311	2,396,932
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

6.5    Disclosures to Statement of Cash Flows - Net Debt Reconciliation
The following overview contains the presentation and development of the liabilities from financing activities. “Amortizations from Effective Interest Method,” “Changes from Adjustments to Planning Assumptions” and “Transfer of Assigned License Revenues to Royalty Pharma” include non-cash movements, including accrued interest expense.

in 000' €	Lease Liabilities	Bonds	Financial Liabilities from Collaborations	Financial Liabilities from Future Payments to Royalty Pharma	Total
Balance as of January 1, 2022	(42,584)	(283,208)	(514,362)	(1,256,176)	(2,096,329)
Cash Flows	4,446	2,032	0	(295,421)	(288,943)
New Leases	(6,224)	0	0	0	(6,224)
Disposal Leases	0	0	0	0	0
Amortizations from Effective Interest Method	(1,051)	(12,502)	(22,969)	(78,418)	(114,940)
Gain on Repurchase from Convertible Bond	0	0	0	0	0
Changes from Adjustments to Planning Assumptions	0	0	354,390	28,285	382,675
Transfer of Assigned License Revenues to Royalty Pharma	0	0	0	96,897	96,897
Value adjustment	0	0	0	0	0
Foreign Currency Translation Differences	(368)	0	(37,399)	4,358	(33,409)
Balance as of December 31, 2022	(45,781)	(293,678)	(220,340)	(1,500,475)	(2,060,273)
Balance as of January 1, 2023	(45,781)	(293,678)	(220,340)	(1,500,475)	(2,060,273)
Cash Flows	8,581	42,679	2,382	0	53,642
New Leases	(1,505)	0	0	0	(1,505)
Disposal Leases	0	0	0	0	0
Amortizations from Effective Interest Method	(924)	(11,053)	(8,823)	(89,037)	(109,837)
Gain on Repurchase from Convertible Bond	0	16,393	0	0	16,393
Changes from Adjustments to Planning Assumptions	0	0	104,669	23,746	128,415
Transfer of Assigned License Revenues to Royalty Pharma	0	0	0	110,957	110,957
Value adjustment	27,054	0	0	0	27,054
Foreign Currency Translation Differences	150	0	7,716	18,644	26,510
Balance as of December 31, 2023	(12,425)	(245,659)	(114,395)	(1,436,164)	(1,808,643)
5
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
6.6    Geographical Disclosures
A total of € 90.6 million (December 31, 2022: € 142.7 million) of the Group’s non-current assets, excluding deferred tax assets, are located in Germany and € 1,121.7 million in the USA (December 31, 2022: € 1,165.2 million). Of the Group’s investments, € 2.9 million (2022: € 15.2 million) were made in Germany and € 0.0 million (2022: € 0.0 million) in the USA. In accordance with internal definitions, investments solely include additions to property, plant and equipment and intangible assets not related to leases and business combinations.
6.7    Corporate Governance
The Group has submitted the Declaration of Conformity with the recommendations of the Government Commission on the German Corporate Governance Code for the 2023 financial year under Section 161 of the German Stock Corporation Act (AktG). This declaration was published on the Group’s website (https://www.morphosys.com/en/investors/corporate-governance) on November 29, 2023, and made permanently available to the public.
6.8    Research and Development Agreements
The Group has entered some research and development agreements. The following information describes the agreements that have a material effect on the Group and the developments under the research and development agreements in the 2023 financial year.
6.8.1    Proprietary Clinical Development
Partnerships in the 2023 financial year existed with (in alphabetical order) Incyte, Pfizer and Xencor.
In January 2020, MorphoSys and Incyte announced that the companies had signed a collaboration and license agreement for the continued global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. A detailed description of the agreement can be found in Note 4.19.
In June 2010, MorphoSys and the U.S.-based biopharmaceutical company Xencor signed an exclusive global licensing and cooperation agreement under which MorphoSys received exclusive global licensing rights to tafasitamab, the antibody for the treatment of cancer and other indications. The companies jointly conducted a Phase 1/2a trial in the U.S. in patients with chronic lymphocytic leukemia. MorphoSys was solely responsible for the further clinical development after the successful completion of the Phase 1 clinical trial and commercialization. Upon signing the license and cooperation agreement, Xencor received a payment of US$ 13.0 million (€ 10.5 million) from MorphoSys. Xencor also received milestone payments from MorphoSys totaling US$ 65.5 million (€ 53.8 million). These payments were then capitalized under in-process R&D programs. Xencor was entitled to development, regulatory and commercially related milestone payments. Furthermore, Xencor was also eligible to receive tiered royalty payments of tafasitamab in the mid single-digit to sub-teen double-digit percentage range based upon net sales of licensed antibody sold by us or our licensees. Our royalty obligations were on country-by-country basis until the later to occur of the expiration of the last valid claim in the licensed patent covering tafasitamab in such country, or 11 years after the first sale thereof following marketing authorization in such country.
In November 2020, MorphoSys, Incyte and Xencor announced a clinical collaboration agreement to study the combination of tafasitamab, plamotamab and lenalidomide in patients with r/r DLBCL, first-line DLBCL and r/r FL. In May 2022, Xencor announced the start of a Phase 2 combination study of the CD3xCD20 bispecific antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. In January 2023, Xencor announced that the company is winding down and ending enrollment in the Phase 2 study due to challenges with patient accrual in lymphoma.
In June 2022, MorphoSys, Incyte, and Pfizer announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s maplirpacept (TTI-622), a novel SIRPα-Fc fusion protein, and tafasitamab plus lenalidomide in patients with relapsed or refractory DLBCL who are not eligible for ASCT. Under the terms of the agreement, Pfizer initiated a multicenter, international Phase 1b/2 study of maplirpacept (TTI-622) with tafasitamab and lenalidomide. MorphoSys and Incyte provide tafasitamab for the study. The study is sponsored and funded by Pfizer and is conducted in North America, Europe, and Asia-Pacific.
In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset. As part of the sale and transfer of tafasitamab to Incyte, Incyte also assumed the Collaboration and License Agreement with Xencor.
For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.
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
Prior to the 2023 financial year, active collaborations with a number of partners had already ended. However, drug development programs initiated in the active phase are designed so that they can be continued by the partner and, therefore, still result in performance-based payments for the achievement of the defined milestones.
In November 2017, MorphoSys announced it had signed an exclusive regional licensing agreement with I-Mab to develop and commercialize felzartamab in mainland China, Taiwan, Hong Kong and Macao. Felzartamab is MorphoSys’s proprietary antibody targeting CD38. Under the terms of the agreement, I-Mab has the exclusive right for the later development and commercialization of felzartamab in the agreed regions. In November 2017, MorphoSys received a payment of US$ 20.0 million (€ 16.8 million) and until 2023 milestone payments of US$ 8.0 million (€ 7.1 million). MorphoSys is also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to roughly US$ 90.5 million (approximately € 81.9 million). In addition, MorphoSys will be entitled to receive double-digit, staggered royalties on the net sales of felzartamab in the agreed regions. I-Mab is investigating felzartamab in a Phase 3 clinical study in Greater China in combination with lenalidomide plus dexamethasone in r/r multiple myeloma. I-Mab is also evaluating felzartamab as a potential third-line therapy in r/r multiple myeloma in a Phase 2 trial. Both studies are considered pivotal in the agreed regions.
In June 2022, MorphoSys entered into an equity participation agreement and license agreement with HI-Bio to allow HI-Bio to develop and commercialize felzartamab. Under the terms of the agreements, HI-Bio will obtain exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. As part of the agreements, MorphoSys will receive an equity stake in HI-Bio, along with certain equity earn-in provisions and standard investment rights. MorphoSys will also be represented as a member of HI-Bio’s Board of Directors. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive payments from HI-Bio of up to US$ 500.0 million (€ 452.5 million), in addition to tiered, single- to low double-digit royalties on net sales of felzartamab. HI-Bio will assume full responsibility for future development and commercialization expenses.
In November 2018, MorphoSys announced the signing of an exclusive strategic development collaboration and regional licensing agreement with I-Mab for MOR210/TJ210. I-Mab has exclusive rights to develop and market MOR210/TJ210 in mainland China, Hong Kong, Macao, Taiwan and South Korea. MorphoSys received an upfront payment of US$ 3.5 million (€ 3.1 million) and until 2023 milestone payments of US$ 2.5 million (€ 2.1 million). MorphoSys is further eligible to receive performance-related clinical and sales-based milestone payments of up to US$ 99.0 million (€ 89.6 million). In addition, MorphoSys will receive tiered royalties in the mid-single-digit percentage range of net sales of MOR210/TJ210 in I-Mab’s territories. In return for conducting a successful clinical proof of concept trial, I-Mab is entitled to low-single-digit royalties on net sales of MOR210/TJ210 outside the I-Mab territory, as well as staggered shares of proceeds from the further out-licensing of MOR210.
In June 2022, MorphoSys entered into an equity participation agreement and license agreements with HI-Bio to allow HI-Bio to develop and commercialize MOR210/HIB210. Under the terms of the agreement, HI-Bio will obtain exclusive rights to develop and commercialize MOR210/HIB210 across all indications worldwide, with the exception of Greater China and South Korea. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive payments from HI-Bio of up to US$ 500.0 million (€ 452.5 million), in addition to tiered, single- to low double-digit royalties on net sales of MOR210/HIB210. HI-Bio will assume full responsibility for future development and commercialization expenses. Upon signing, MorphoSys also received an upfront payment of US$ 15.0 million (€ 13.6 million) for MOR210/HIB210.
The Group’s alliance with Novartis AG for the research and development of biopharmaceuticals came to an end in November 2017. The collaboration began in 2004 and led to the creation of several ongoing therapeutic antibody programs against a number of diseases, amongst others, Ianalumab (VAY736) and CMK389/NOV-8. MorphoSys receives performance-based milestones contingent upon the successful clinical development and regulatory approval of several products. In addition to these payments, MorphoSys is also entitled to royalties on any future product sales.
In December 2022, MorphoSys announced that its fully owned subsidiary Constellation Pharmaceuticals, Inc. has entered into a global licensing agreement with Novartis to research, develop and commercialize its preclinical inhibitors of a novel cancer target. Novartis will assume full responsibility for all subsequent research, development and commercialization activities for the program. As part of the agreement, MorphoSys received an immediate upfront payment of US$ 23.0 million (€ 20.8 million). On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive milestone payments from Novartis in addition to mid-single- to low-double-digit royalties on program net sales.

6.9    Subsequent Events

In the first quarter of 2024, MorphoSys issued a further cash-settled share-based compensation program (Performance Share Unit Program - PSU program) for certain employees of the Company (beneficiaries). In addition, a new restricted stock unit plan was established in the first quarter of 2024 for certain employees of MorphoSys US Inc. and of Constellation Pharmaceuticals, Inc. (beneficiaries).
Novartis Business Combination Agreement
On February 5, 2024, MorphoSys announced that it entered into a Business Combination Agreement with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG (hereinafter collectively referred to as “Novartis”) based on Novartis’ intention to submit a voluntary public takeover offer (the “Novartis Takeover Offer”) for all of MorphoSys’ outstanding common shares in exchange for payment of € 68.0 per share. Separately, MorphoSys entered into a purchase agreement (the "Purchase Agreement") with Incyte Corporation ("Incyte") to sell and transfer to Incyte all rights worldwide related to tafasitamab for a purchase price of $ 25.0 million. MorphoSys and Incyte have been collaborating on the development and commercialization of tafasitamab since 2020. Prior to this agreement, tafasitamab was co-marketed in the U.S. by MorphoSys and Incyte as Monjuvi® (tafasitamab-cxix) and outside the U.S. by Incyte as Minjuvi®. MorphoSys’ Management Board and Supervisory Board unanimously approved both agreements.
Novartis intends to offer MorphoSys’ shareholders € 68.0 per share in cash, for a total equity value of € 2.7 billion. The offer price corresponds to a premium of 94% and 142% on the volume-weighted average price during the last month and three months as of the unaffected January 25, 2024 close, respectively – the day before rumors about a transaction first surfaced. It also represents a premium of 89% to the closing share price of January 25, 2024.
Subject to a careful review of the offer document to be published by Novartis BidCo AG, MorphoSys’ Management Board and Supervisory Board intend to recommend the acceptance of the Novartis Takeover Offer. The Novartis Takeover Offer will contain customary closing conditions, in particular a minimum acceptance threshold of 65% of MorphoSys’ share capital and regulatory clearances. The closing is currently expected to take place in the first half of 2024. MorphoSys and Novartis agreed to take MorphoSys private promptly after the Novartis Takeover Offer has been settled. There is no assurance that the business combination will be consummated on the proposed terms, timing or at all.
The offer document of the Novartis Takeover Offer will be published by Novartis BidCo AG at a later date in accordance with the provisions of the German Securities Acquisition and Takeover Act, after the German Federal Financial Supervisory Authority (“BaFin”) has approved the publication. Promptly after the offer document is published, MorphoSys’ Management Board and Supervisory Board will issue a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act. In accordance with U.S. securities laws, Novartis BidCo AG and Novartis AG will file a Tender Offer Statement, which will include the offer document on Schedule TO, and MorphoSys will file a Solicitation/Recommendation Statement on Schedule with the U.S. Securities and Exchange Commission.
The transaction would result in MorphoSys' common shares being acquired by Novartis in exchange for payment. Novartis offers a price per MorphoSys share which is significantly higher than the trading price of the MorphoSys shares prior to the announcement of the transaction. Management Board believes that the minimum acceptance threshold of 65% will be obtained and the change of control by Novartis will take place.
Based on the Business Combination Agreement, Novartis undertakes to MorphoSys to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide the MorphoSys Group with the financial resources required following completion of the Novartis Takeover Offer to enable the relevant MorphoSys Group companies pay any obligations arising from the implementation of the Novartis Takeover Offer as and when due, including any obligations for example, but not limited to, from the convertible bond and the obligations arising from the long-term incentive plans, each to the extent triggered by completion of the Novartis Takeover Offer.
MorphoSys expects advisory fees triggered by completion of the Novartis Takeover Offer in a mid double-digit million Euro range.
Based on the underlying contractual provisions, this potential change of control will have the following significant effects on the balance sheet and income statement of MorphoSys.

Convertible Bond
The non-subordinated, unsecured convertible bond placed in 2020 and partially redeemed via the modified reverse Dutch auction procedure amounted to € 245.7 million (current and non-current portion) as of December 31, 2023.
After the publication of the official takeover bid by Novartis, the bondholders have two options:
a.Bondholders can exercise their conversion right by submitting a conditional conversion notice, which will become effective once Novartis obtains the acceptance by more than 65% of MorphoSys’ share capital to receive ordinary shares based on an adjusted conversion price. Since the preliminary calculated adjusted conversion price is significantly in excess of the offered € 68.0 per share, there is no economic rationale to bondholders to exercise their conversion right.
b.Bondholders can exercise their put right in the event of an acquisition of control (i.e., point in time Novartis takes over control over MorphoSys). Bonds will then be redeemed on the control record date at their principal amount plus accrued interest.
Assuming June 30, 2024, as the date Novartis will takeover control over MorphoSys, the estimated cash payment of the notional amount and estimated accrued interest to bondholders will be approx. € 262.4 million.
Share-based payment programs
In the past, MorphoSys granted various share-based payment programs ("Long-Term Incentive Plans"), as presented in sections 5.1 and 5.2 of the notes to the financial statements, to selected beneficiaries. As outlined in the Business Combination Agreement, MorphoSys and Novartis commit to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to ensure uncapped payouts of any long-term incentive plans active prior to signing of the Business Combination Agreement (the “Pre-2024 Long-Term Incentive Plans”) to Management Board members and all employees affected by any caps under German law. It will be offered to all beneficiaries to fully close out their still active Pre-2024 Long-Term Incentive Plans against payment of the offer price after the Novartis Takeover Offer.
For certain Long-Term Incentive Plans for which MorphoSys assumed an equity settlement after the vesting period (refer to section 5.1 of the notes to the financial statements), this assumption will now need to be revised to a full cash-settlement, and the respective provisions for subsequent valuation are to be applied to these programs accordingly.
MorphoSys currently expects that the Novartis takeover would result in an estimated amount of approximately € 134 million of additional expenses until the assumed change-of control event, thereof, approximately € 36 million are attributable to key management personnel. This estimation may change in the future depending on the further development of the circumstances.
With regard to the obligations arising from other contracts as outlined in section 6.1, MorphoSys currently assumes that the payments of approximately € 168 million related to the still active "Pre-2024 Long-Term Incentive Plans" programs will be made with in calendar year 2024, after a successful change-of-control and delisting of MorphoSys.
In case Management Board members or Group employees leave the Group following a completion of the Takeover Offer, MorphoSys assumes additional payouts in a mid double-digit million Euro range could occur associated with the programs granted in the first quarter 2024.
The employment contracts of key management personnel include the option to terminate the employment relationship in the event of a transfer of control. In the event of termination of the employment contract, key management personnel are still entitled to salary and bonus payments. The company currently assumes that this could result in obligations of approx. € 7 million.
Purchase Agreement with Incyte on the sale of tafasitamab
As of February 5, 2024, Incyte obtained exclusive worldwide rights, assumed full responsibility and covers all costs going forward for the development and commercialization of tafasitamab for a total cash consideration (purchase price) of $ 25.0 million under the terms of the Purchase Agreement.
Based on the Purchase Agreement, MorphoSys and Incyte agreed to transfer all relevant intellectual property rights in connection with tafasitamab to Incyte. The intangible assets relating to the underlying intellectual property rights capitalized in MorphoSys balance sheet as of February 5, 2024, amounted to approximately € 75 million. Furthermore, it was agreed that all commercial and clinical inventories in the amount of approximately € 61 million held by MorphoSys as of February 5, 2024, will also be transferred to Incyte.
During the agreed transition period of 180 days, MorphoSys will provide certain transition services relating to the ongoing tafasitamab clinical and commercial activities to Incyte. Incyte will bear the cost associated with these transitional services as incurred.

MorphoSys and Incyte have been collaborating on tafasitamab since 2020 under the Collaboration and License Agreement (refer to section 4.19). The Purchase Agreement with Incyte terminates this agreement as of February 5, 2024. Consequently, the balance sheet item "Financial Liability from Collaborations" in the amount of approximately € 116 million will be released.
In total, MorphoSys expects a net profit of approximately € 8 million from this transaction, excluding the effects from the transition services to be rendered.
Due to the Purchase Agreement with Incyte on the sale of tafasitamab, the obligations from future payments in connection with contracts for outsourced studies (as presented in section 6.1) will reduce by approx. € 129 million.
Furthermore, MorphoSys will no longer be obliged to milestone payments to licensors in the amount of US$ 236.5 million (€ 214.0 million), which were presented as contingent liabilities as of December 31, 2023.

As a consequence, MorphoSys will terminate the contracts with all customer-facing field sales employees in the U.S., which relates to approximately 7% of total MorphoSys Group's workforce. The financial impact of this decision mainly includes severance costs as decided by Management. The communication to the affected employees took place on February 22, 2024. The provision for the matter will amount to approximately € 5 million.

Planegg, March 12, 2024

Jean-Paul Kress, M.D.	Lucinda Crabtree, Ph.D.
Chief Executive Officer	Chief Financial Officer

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
Planegg, March 12, 2024

Jean-Paul Kress, M.D.	Lucinda Crabtree, Ph.D.
Chief Executive Officer	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
1*	Articles of Association of MorphoSys AG
2*	Description of Securities
4.1	Form of American Depository Receipt (included in Exhibit 4.3)
4.2
Form of Global Share Certificate for Ordinary Shares (English translation) (Incorporated by reference to the Registrant’s Registration Statement on Form F-1, File No. 333-223843, filed with the SEC on March 22, 2018)

4.3
Form of Deposit Agreement (incorporated by reference to Exhibit 1 to the Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-6 (File No. 333-130614) filed with the Securities and Exchange Commission on April 10, 2018)

4.4
Collaboration and License Agreement between Xencor, Inc. and MorphoSys AG dated June 27, 2010 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1/A, File No. 333-223843, filed with the SEC on April 11, 2018)†

4.5
First Amendment to Collaboration and License Agreement between Xencor, Inc. and MorphoSys AG dated March 23, 2012 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1, File No. 333-223843, filed with the SEC on March 22, 2018)†

4.6
Amended and Restated Research and License Agreement between Centocor, Inc. and MorphoSys AG dated December 22, 2004 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1/A, File No. 333-223843, filed with the SEC on April 16, 2018)†

4.7
First Amendment to Amended and Restated Research and License Agreement between Centocor, Inc. and MorphoSys AG dated November 7, 2006 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1/A, File No. 333-223843, filed with the SEC on April 11, 2018)†

4.8
Second Amendment to Amended and Restated Research and License Agreement between Centocor, Inc. and MorphoSys AG dated October 26, 2009 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1, File No. 333-223843, filed with the SEC on March 22, 2018)†

4.9
Lease Agreement between GIP Grundbesitz Investitionsgesellschaft Planegg mbH & Co. KG and MorphoSys AG dated December 17, 2015 (Incorporated by reference to the Registrant’s Registration Statement on Form F-1/A, File No. 333-223843, filed with the SEC on April 11, 2018)†

4.10
Collaboration and License Agreement between Incyte Corporation and MorphoSys AG dated January 12, 2020 (Incorporated by reference to the Registrant’s Registration Statement on Form 20-F, File No. 001-38455, filed with the SEC on March 18, 2020)†

4.11
Royalty Purchase Agreement between Royalty Pharma Investments 2019 ICAV and MorphoSys AG dated June 2, 2021 (Incorporated by reference to the Registrant’s Registration Statement on Form 20-F, File No. 001-38455, filed with the SEC on March 16, 2022)†

4.12
Revenue Participation Rights Purchase and Sale Agreement between Royalty Pharma Investments 2019 ICAV and MorphoSys AG dated June 2, 2021 (Incorporated by reference to the Registrant’s Registration Statement on Form 20-F, File No. 001-38455, filed with the SEC on March 16, 2022)†

4.13
Development Funding Bond Purchase Agreement between Royalty Pharma USA, Inc. and MorphoSys AG dated June 2, 2021 (Incorporated by reference to the Registrant’s Registration Statement on Form 20-F, File No. 001-38455, filed with the SEC on March 16, 2022)†

4.14
Business Combination Agreement, dated February 5, 2024, among MorphoSys AG, Novartis AG and Novartis data24 AG (incorporated herein by reference to Exhibit 99.3 to Form 6-K (File No. 001-38455) filed with the SEC on February 7, 2024)

8.1*	List of Subsidiaries
12.1*	Certification of CEO and CFO Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of CEO and CFO Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934
15.1*	Consent of Independent Registered Public Accounting Firm
15.2*	Response Letter regarding Change in Certifying Accountant
97.1*	Compensation Recovery Policy
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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